    As filed with the Securities and Exchange Commission on December 7, 2007
                                                 REGISTRATION STATEMENT NO. 333-
                                                                       811-08223

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    ---------

                                    FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933                      [X]
PRE-EFFECTIVE AMENDMENT NO.
POST-EFFECTIVE AMENDMENT NO.

                                       AND

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
AMENDMENT NO. 37                                                             [X]

                 METLIFE OF CT FUND BD IV FOR VARIABLE ANNUITIES
                           (Exact name of Registrant)

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                               (Name of Depositor)

                   ONE CITYPLACE, HARTFORD, CONNECTICUT 06103
              (Address of Depositor's Principal Executive Offices)
        Depositor's Telephone Number, including area code: (860) 308-1000

                              MARIE C. SWIFT, ESQ.
                       METROPOLITAN LIFE INSURANCE COMPANY
                               501 BOYLSTON STREET
                                BOSTON, MA 02116
                  (Name and Address of Agent Agent for Service)

APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:

AS SOON AS PRACTICABLE FOLLOWING THE EFFECTIVENESS OF THE REGISTRATION
STATEMENT.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.

TITLE OF SECURITIES BEING REGISTERED: INDIVIDUAL VARIABLE ANNUITY CONTRACTS

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                  INDEX ANNUITY

                    PORTFOLIO ARCHITECT XTRA VARIABLE ANNUITY

                           PROTECTED EQUITY PORTFOLIO

                            VINTAGE XTRA(SM) ANNUITY
                 VINTAGE XTRA (SERIES II)(SM) VARIABLE ANNUITY

               FLEXIBLE PREMIUM DEFERRED VARIABLE ANNUITY CONTRACT

                                    Issued by

                 METLIFE OF CT FUND BD IV FOR VARIABLE ANNUITIES

    SUPPLEMENT DATED DECEMBER 7, 2007, TO THE PROSPECTUS DATED APRIL 30, 2007

This supplement updates information in, and should be read in conjunction with, the prospectus dated April 30, 2007, describing your flexible premium deferred variable annuity contract (the "Contract") that was originally issued by MetLife Life and Annuity Company of Connecticut (formerly known as The Travelers Life and Annuity Company) and funded by MetLife of CT Fund BD IV for Variable Annuities (the "Variable Account"). You can obtain a copy of the April 30, 2007 prospectus by writing to MetLife Insurance Company of Connecticut, One Cityplace, 185 Asylum Street, 3CP, Hartford, Connecticut 06103-3415.

                                     MERGER

On December 7, 2007, MetLife Life and Annuity Company of Connecticut ("MLAC") merged with and into MetLife Insurance Company of Connecticut (the "Company"). Upon consummation of the merger, MLAC's separate corporate existence ceased by operation of law, and the Company assumed legal ownership of all of the assets of MLAC, including the Variable Account and its assets. As a result of the merger, the Company also became responsible for all of MLAC's liabilities and obligations, including those created under the Contract. The Contract has thereby become a variable contract funded by a separate account of the Company, and each Contract Owner has thereby become a contract owner of the Company. Thus, all references throughout the April 30, 2007 prospectus to "MetLife Life and Annuity Company of Connecticut" should be removed, and all references to the "Company" refer exclusively to MetLife Insurance Company of Connecticut.

The merger will not affect the provisions of, and the rights and obligations under, the Contract. The Company does not expect the merger to dilute or otherwise adversely affect the economic interests of Contract Owners, or to have any tax consequences on Contract Owners.

                              FINANCIAL INFORMATION

Financial statements reflecting the historical financial information of the Variable Account and the Company may be found in the Statement of Additional Information, a copy of which may be obtained by writing to MetLife Insurance Company of Connecticut, One Cityplace, 185 Asylum Street, 3CP, Hartford, Connecticut 06103-3415, or by calling 1-800-842-9325.

                                    * * * * *

The following information replaces the first three sentences of the first paragraph on page 1 of the prospectus.

     This prospectus describes a flexible premium deferred variable annuity contract (the "Contract") issued by MetLife Insurance Company of Connecticut.

The following information replaces the heading "The Insurance Companies" and the disclosure under that heading, which appear in the section titled "Other Information."

     THE INSURANCE COMPANY

     MetLife Insurance Company of Connecticut (the "Company") is a stock insurance company chartered in 1863 in Connecticut and continuously engaged in the insurance business since that time. It is licensed to conduct life insurance business in all states of the United States, the District of Columbia, Puerto Rico, Guam, the U.S. and British Virgin Islands, and the Bahamas. The Company is a wholly-owned subsidiary of MetLife, Inc., a publicly traded company. MetLife, Inc., through its subsidiaries and affiliates, is a leading provider of insurance and other financial services to individual and institutional customers. The Company's Home Office is located at One Cityplace, Hartford, Connecticut 06103-3415.

     Before December 7, 2007, the Contract was issued by MetLife Life and Annuity Company of Connecticut ("MLAC"), a stock life insurance company chartered in 1973 in Connecticut. The Contract was funded through MetLife of CT Fund BD IV for Variable Annuities, a separate account registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended. On December 7, 2007, MLAC, a wholly-owned subsidiary of the Company and an indirect, wholly-owned subsidiary of MetLife, Inc., merged with and into the Company. Upon consummation of the merger, MLAC's corporate existence ceased by operation of law, and the Company assumed legal ownership of all of the assets of MLAC, including MetLife of CT Fund BD IV for Variable Annuities and its assets. Pursuant to the merger, therefore, MetLife of CT Fund BD IV for Variable Annuities became a separate account of the Company. As a result of the merger, the Company also has become responsible for all of MLAC's liabilities and obligations, including those created under the Contract as initially issued by MLAC and outstanding on the date of the merger. Each such Contract has thereby become a variable contract funded by a separate account of the Company, and each owner thereof has become a contract owner of the Company.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                MetLife of CT Fund BD III for Variable Annuities
           MetLife of CT Separate Account Nine For Variable Annuities
     MetLife Insurance Company of CT Variable Annuity Separate Account 2002

                METLIFE LIFE AND ANNUITY COMPANY OF CONNECTICUT
                MetLife of CT Fund BD IV for Variable Annuities
           MetLife of CT Separate Account Ten For Variable Annuities
 MetLife Life and Annuity Company of CT Variable Annuity Separate Account 2002

                              VINTAGE II(SM) ANNUITY
                    VINTAGE II (SERIES II)(SM) VARIABLE ANNUITY
                               VINTAGE 3(SM) ANNUITY
                          VINTAGE L(SM) VARIABLE ANNUITY
                            VINTAGE ACCESS(SM) ANNUITY
                         VINTAGE XTRA(SM) VARIABLE ANNUITY
                   VINTAGE XTRA (SERIES II)(SM) VARIABLE ANNUITY

                       SUPPLEMENT DATED NOVEMBER 12, 2007
                                     TO THE
               PROSPECTUSES DATED APRIL 30, 2007, AS SUPPLEMENTED

This supplements the information contained in the Prospectus for the variable annuity contracts listed above. This supplement should be read in its entirety and kept together with the Prospectus for future reference.

1. VARIABLE FUNDING OPTION NAME CHANGES

Effective on or about November 12, 2007, the Legg Mason Partners Variable Multiple Discipline Portfolio - All Cap Growth and Value of Legg Mason Partners Variable Equity Trust changed its name to Legg Mason Partners Variable Capital Portfolio, and the Legg Mason Partners Variable Multiple Discipline Portfolio - Global All Cap Growth and Value of Legg Mason Partners Variable Equity Trust changed its name to Legg Mason Partners Variable Global Equity Portfolio.

Certain documents or information you may receive about your Contract may continue to reflect the old Variable Funding Option names until such time as updates are made.

2. VARIABLE FUNDING OPTION INVESTMENT OBJECTIVE CHANGE

Effective on or about November 12, 2007, the Legg Mason Partners Variable Capital Portfolio (formerly named Legg Mason Partners Variable Multiple Discipline Portfolio - All Cap Growth and Value) of Legg Mason Partners Variable Equity Trust changed its investment objective to the following: "Seeks capital appreciation through investment in securities which the portfolio managers believe have above-average capital appreciation potential."

3. UNDERLYING FUND MERGER AND CLOSING

Effective on or about November 12, 2007, the Legg Mason Partners Variable Multiple Discipline Portfolio - Large Cap Growth and Value of Legg Mason Partners Variable Equity Trust (Existing Fund) will be merged with and into the Legg Mason Partners

Variable Appreciation Portfolio (Class II) of Legg Mason Partners Variable Equity Trust (Acquiring Fund).

The assets in the Existing Fund will be transferred into the Acquiring Fund. The aggregate value of your investment will not change as a result of the merger. Immediately after the merger, the Acquiring Fund no longer will be available for allocations of new purchase payments or transfers of contract value (excluding dollar cost averaging and automatic rebalancing allocations in existence at the time of closing). Please note that Legg Mason Partners Variable Appreciation Portfolio (Class I) remains available for new allocations of purchase payments and transfers of account value.

The following table presents the Acquiring Fund's management fee, distribution and/or service fees (12b-1), and other expenses. The Acquiring Fund provided this information and we have not independently verified it.

                                              DISTRIBUTION                  TOTAL      CONTRACTUAL FEE    NET TOTAL
                                                 AND/OR                     ANNUAL          WAIVER         ANNUAL
                               MANAGEMENT        SERVICE        OTHER     OPERATING     AND/OR EXPENSE    OPERATING
     UNDERLYING FUND:             FEE         (12B-1) FEES    EXPENSES*    EXPENSES     REIMBURSEMENT      EXPENSES
---------------------------- ---------------  --------------  ----------  -----------  ---------------  --------------

Legg Mason Partners
Variable Appreciation
Portfolio (Class II)             0.69%            0.25%         0.04%       0.98%           0.00%          0.98%

*Other expenses are estimated since there are currently no Class II shares outstanding.


MORE INFORMATION ABOUT THE VARIABLE FUNDING OPTIONS IS CONTAINED IN THE PROSPECTUSES, AS SUPPLEMENTED, FOR THE UNDERLYING FUNDS. CURRENT PROSPECTUSES FOR THE UNDERLYING FUNDS CAN BE OBTAINED BY CALLING 1-800-842-9325.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  MetLife of CT Fund ABD For Variable Annuities
          MetLife of CT Separate Account BD III For Variable Annuities
           MetLife of CT Separate Account Nine For Variable Annuities


                 METLIFE LIFE AND ANNUITY COMPANY OF CONNECTICUT
                MetLife of CT Fund ABD II For Variable Annuities
           MetLife of CT Separate Account BD IV For Variable Annuities
            MetLife of CT Separate Account Ten For Variable Annuities


                          PORTFOLIO ARCHITECT 3 ANNUITY
                           PORTFOLIO ARCHITECT ANNUITY
                        PORTFOLIO ARCHITECT XTRA ANNUITY
                            PREMIER ADVISERS ANNUITY
                       PREMIER ADVISERS - CLASS II ANNUITY

                       SUPPLEMENT DATED NOVEMBER 12, 2007
                                     TO THE
               PROSPECTUSES DATED APRIL 30, 2007, AS SUPPLEMENTED


This supplements the information contained in the Prospectuses for the variable annuity contracts listed above. This supplement should be read in its entirety and kept together with the Prospectus for future reference.

For Contract Owners of Premier Advisers Annuity and Premier Advisers -- Class II Annuity only: Effective November 12, 2007, the Worldwide Growth Portfolio of Janus Aspen Series is no longer available for allocations of new purchase payments or transfers of contract value (excluding dollar cost averaging and automatic rebalancing allocations in existence at the time of closing).

For Contract Owners of Portfolio Architect 3 Annuity, Portfolio Architect Annuity, and Portfolio Architect XTRA Annuity only: Effective November 12, 2007, the Templeton Developing Markets Securities Fund of Franklin Templeton Variable Insurance Products Trust is no longer available for allocations of new purchase payments or transfers of contract value (excluding dollar cost averaging and automatic rebalancing allocations in existence at the time of closing).

                                        SUPPLEMENT DATED OCTOBER 19, 2007 TO THE
                                                       VARIABLE ANNUITY CONTRACT
                                                       PROSPECTUSES LISTED BELOW


The following information supplements, and to the extent inconsistent therewith, replaces the information contained in the variable annuity contract prospectuses listed below. Please retain this supplement and keep it with the prospectus for future reference.

QUALIFIED CONTRACTS UNDER SECTION 403(b) OF THE INTERNAL REVENUE CODE

Recently, the IRS announced new regulations affecting 403(b) plans and arrangements. As part of these regulations, employers will need to meet certain requirements in order for their employees' annuity contracts that fund these programs to retain a tax deferred status under 403(b). These regulations are generally effective January 1, 2009. Prior to the new rules, transfers of one annuity contract to another would not result in a loss of tax deferred status under 403(b) under certain conditions (so-called "90-24 transfers"). The new regulations have the following effect regarding transfers: (1) a newly issued contract funded by a transfer which is completed after September 24, 2007, is subject to the employer requirements referred to above; (2) additional purchase payments made after September 24, 2007, to a contract that was funded by a 90-24 transfer on or before September 24, 2007, may subject the contract to this new employer requirement.

If your Contract was issued previously in a 90-24 transfer completed on or before September 24, 2007, we urge you to consult with your tax advisor prior to making additional purchase payments (if permitted).

                                       ***

Supplement to the following variable annuity contract prospectuses dated April 30, 2007 (as supplemented):


Index Annuity
Marquis Portfolios
MetLife Access Annuity
MetLife Access Select Annuity
Portfolio Architect Annuity
Portfolio Architect L Variable Annuity
Portfolio Architect Select Annuity
Portfolio Architect XTRA Annuity
Premier Advisers (Class I) Annuity
Premier Advisers (Class II) Annuity
Premier Advisers AssetManager Annuity
Premier Advisers II Annuity
Premier Advisers III (Series I) Annuity
Premier Advisers L (Series I) Annuity
Premier Advisers L (Series II) Annuity
PrimElite Annuity
Scudder Advocate Advisor - ST1 Variable Annuity
Scudder Advocate Advisor Annuity
Scudder Advocate Rewards Annuity
Vintage 3 Variable Annuity
Vintage Access Annuity
Vintage Annuity
Vintage II (Series II) Variable Annuity
Vintage II Variable Annuity
Vintage L Variable Annuity
Vintage XTRA (Series II) Annuity
Vintage XTRA Annuity


                                                                    October 2007

               SINGLE PREMIUM DEFERRED VARIABLE ANNUITY CONTRACTS
              FLEXIBLE PREMIUM DEFERRED VARIABLE ANNUITY CONTRACTS

                                    ISSUED BY

                METLIFE OF CT FUND ABD II FOR VARIABLE ANNUITIES
                 METLIFE OF CT FUND BD II FOR VARIABLE ANNUITIES
                 METLIFE OF CT FUND BD IV FOR VARIABLE ANNUITIES
            METLIFE OF CT SEPARATE ACCOUNT SIX FOR VARIABLE ANNUITIES
           METLIFE OF CT SEPARATE ACCOUNT EIGHT FOR VARIABLE ANNUITIES
            METLIFE OF CT SEPARATE ACCOUNT TEN FOR VARIABLE ANNUITIES
          METLIFE OF CT SEPARATE ACCOUNT TWELVE FOR VARIABLE ANNUITIES
         METLIFE OF CT SEPARATE ACCOUNT FOURTEEN FOR VARIABLE ANNUITIES
           METLIFE OF CT SEPARATE ACCOUNT PF II FOR VARIABLE ANNUITIES
           METLIFE OF CT SEPARATE ACCOUNT TM II FOR VARIABLE ANNUITIES METLIFE LIFE AND ANNUITY COMPANY OF CONNECTICUT VARIABLE ANNUITY SEPARATE
                                  ACCOUNT 2002

                         SUPPLEMENT DATED JUNE 29, 2007

This supplement updates the prospectuses for the variable annuity contracts listed below, and contains information that should be read and maintained for future reference.

                                     MERGER

Subject to regulatory approvals and tax rulings, the company that issued your variable annuity contract, MetLife Life and Annuity Company of Connecticut ("MLAC"), will merge with and into MetLife Insurance Company of Connecticut ("MetLife of CT") on or about December 7, 2007. (MetLife of CT is described in the prospectus for your variable annuity contract.) Upon consummation of the merger, MLAC's separate corporate existence will cease by operation of law, and MetLife of CT will assume legal ownership of all of the assets of MLAC, including those relating to the registered separate accounts (collectively, the "Separate Accounts") that currently fund the variable annuity contracts (collectively, "VA Contracts") issued by MLAC, and the assets of those Separate Accounts. As a result of the merger, MetLife of CT also will become responsible for all of MLAC's liabilities and obligations, including those created under the VA Contracts. The VA Contracts will thereby become variable contracts funded by separate accounts of MetLife of CT, and each VA Contract owner will thereby become a contract owner of MetLife of CT. The merger will not affect the provisions of, and the rights and obligations under, the VA Contracts. MetLife of CT does not expect the merger to dilute or otherwise adversely affect the economic interests of VA Contract owners, or to have any tax consequences on VA Contract owners.

                                    * * * * *

This supplement relates to the following VA Contract prospectuses dated April 30, 2007:

     - Premier Advisers II Annuity, Premier Advisers III Annuity, Premier Advisers III--Series II Annuity

     - Portfolio Architect Annuity, Portfolio Architect Select Annuity, Premier Advisers Annuity, Premier Advisers--Class II Annuity

     -    MetLife Access Annuity, MetLife Access Select Annuity

     -    Vintage Annuity

     -    Protected Equity Portfolio

     -    Index Annuity

     - Portfolio Architect XTRA Variable Annuity, Vintage XTRA, Vintage XTRA (Series II)

     - MetLife Retirement Account Annuity (with a market-value adjustment feature)

     - Premier Advisers--AssetManager Annuity, Premier Advisers L Annuity, Premier Advisers L--Series II Annuity

     -    Vintage II Variable Annuity, Vintage II (Series II) Variable Annuity

     - Vintage 3 Variable Annuity, Portfolio Architect 3 Variable Annuity, Portfolio Architect L Variable Annuity, Vintage L Variable Annuity, Pioneer Annuistar Flex Variable Annuity

     - Pioneer Annuistar Plus Annuity, Portfolio Architect Plus Annuity, Scudder Advocate Rewards Annuity

     - Pioneer Annuistar Variable Annuity, Portfolio Architect II Annuity, Pioneer Annuistar Value Annuity

     -    PrimElite Annuity

     -    PrimElite II Annuity

     -    Marquis Portfolios

     - Vintage Access Annuity, Portfolio Architect Access Annuity, Scudder Advocate Advisor Annuity, Scudder Advocate Advisor--ST1 Variable Annuity

You can obtain a copy of the prospectus for your variable annuity contract by writing to MetLife Insurance Company of Connecticut, One Cityplace, 185 Asylum Street, Hartford, Connecticut, 06103-3415.

                      VINTAGE XTRA(SM) ANNUITY PROSPECTUS:
                METLIFE OF CT FUND BD III FOR VARIABLE ANNUITIES
                 METLIFE OF CT FUND BD IV FOR VARIABLE ANNUITIES

This prospectus describes VINTAGE XTRA ANNUITY, a flexible premium deferred variable annuity contract (the "Contract") issued by MetLife Insurance Company of Connecticut or MetLife Life and Annuity Company of Connecticut. MetLife Life and Annuity Company of Connecticut does not solicit or issue insurance products in the state of New York. Refer to your Contract for the name of your issuing company. The Contract is available in connection with certain retirement plans that qualify for special federal income tax treatment ("Qualified Contracts") as well as those that do not qualify for such treatment ("Non-qualified Contracts"). We may issue it as an individual contract or as a group contract. When we issue a group contract, you will receive a certificate summarizing the Contract's provisions. For convenience, we refer to contracts and certificates as "Contracts."

You can choose to have your premium ("Purchase Payments") and any associated Purchase Payment Credits accumulate on a variable and/or, subject to availability, fixed basis in one of our funding options. Your Contract Value before the Maturity Date and the amount of monthly income afterwards will vary daily to reflect the investment experience of the Variable Funding Options you select. You bear the investment risk of investing in the Variable Funding Options. The Variable Funding Options as of April 30, 2007 are:

AMERICAN FUNDS INSURANCE SERIES -- CLASS 2
  American Funds Global Growth Fund
  American Funds Growth Fund
  American Funds Growth-Income Fund
FIDELITY(R) VARIABLE INSURANCE PRODUCTS
  VIP Contrafund(R) Portfolio -- Service Class
  VIP Mid Cap Portfolio -- Service Class 2
FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST -- CLASS 2
  Franklin Income Securities Fund
  Templeton Developing Markets Securities Fund
  Templeton Foreign Securities Fund
JANUS ASPEN SERIES -- SERVICE SHARES
  Mid Cap Growth Portfolio
LEGG MASON PARTNERS VARIABLE EQUITY TRUST
  Legg Mason Partners Variable Aggressive Growth Portfolio -- Class I Legg Mason Partners Variable Appreciation Portfolio -- Class I
  Legg Mason Partners Variable Capital and Income Portfolio -- Class II Legg Mason Partners Variable Equity Index Portfolio -- Class II
  Legg Mason Partners Variable Fundamental Value Portfolio -- Class I Legg Mason Partners Variable Investors Portfolio -- Class I
  Legg Mason Partners Variable Large Cap Growth Portfolio -- Class I Legg Mason Partners Variable Mid Cap Core Portfolio -- Class I
  Legg Mason Partners Variable Multiple Discipline Portfolio -- All Cap
     Growth and Value
  Legg Mason Partners Variable Multiple Discipline Portfolio -- Global
     All Cap Growth and Value
  Legg Mason Partners Variable Multiple Discipline Portfolio -- Large
     Cap Growth and Value
LEGG MASON PARTNERS VARIABLE INCOME TRUST
  Legg Mason Partners Variable Adjustable Rate Income Portfolio
  Legg Mason Partners Variable High Income Portfolio
  Legg Mason Partners Variable Money Market Portfolio

MET INVESTORS SERIES TRUST
  BlackRock Large-Cap Core Portfolio -- Class E
  Dreman Small-Cap Value Portfolio -- Class A
  Harris Oakmark International Portfolio -- Class A
  Janus Forty Portfolio -- Class A
  Lazard Mid-Cap Portfolio -- Class B
  Lord Abbett Growth and Income Portfolio -- Class B
  Lord Abbett Mid-Cap Value Portfolio -- Class B
  Met/AIM Capital Appreciation Portfolio -- Class A
  Met/AIM Small Cap Growth Portfolio -- Class A
  MFS(R) Value Portfolio -- Class A
  Neuberger Berman Real Estate Portfolio -- Class A
  PIMCO Inflation Protected Bond Portfolio -- Class A
  Pioneer Fund Portfolio -- Class A
  Pioneer Strategic Income Portfolio -- Class A
  Third Avenue Small Cap Value Portfolio -- Class B
METROPOLITAN SERIES FUND, INC.
  BlackRock Aggressive Growth Portfolio -- Class D
  BlackRock Bond Income Portfolio -- Class E
  Capital Guardian U.S. Equity Portfolio -- Class A
  FI Large Cap Portfolio -- Class A
  FI Value Leaders Portfolio -- Class D
  MFS(R) Total Return Portfolio -- Class F
  Oppenheimer Global Equity Portfolio -- Class B
PIMCO VARIABLE INSURANCE TRUST -- ADMINISTRATIVE CLASS
  Total Return Portfolio

METROPOLITAN SERIES FUND, INC. -- ASSET ALLOCATION PORTFOLIOS -- CLASS B
  MetLife Conservative Allocation Portfolio
  MetLife Conservative to Moderate Allocation Portfolio
  MetLife Moderate Allocation Portfolio
  MetLife Moderate to Aggressive Allocation Portfolio
  MetLife Aggressive Allocation Portfolio


-------

Certain Variable Funding Options have been subject to a merger, substitution or other change. Please see "Appendix C -- Additional Information Regarding Underlying Funds" for more information.

We also offer variable annuity contracts that do not have Purchase Payment Credits, and therefore may have lower fees. Over time, the value of the Purchase Payment Credits could be more than offset by higher charges. You should carefully consider whether or not this Contract is the most appropriate investment for you.

The Contract is no longer available to new purchasers.

This prospectus provides the information that you should know before investing in the Contract. Please keep this prospectus for future reference. You can receive additional information about your Contract by requesting a copy of the Statement of Additional Information ("SAI") dated April 30, 2007. We filed the SAI with the Securities and Exchange Commission ("SEC"), and it is incorporated by reference into this prospectus. To request a copy, write to us at One Cityplace, 185 Asylum Street, 3CP, Hartford, Connecticut 06103-3415, call 1-800-842-9325 or access the SEC's website (http://www.sec.gov). See Appendix F for the SAI's table of contents.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

VARIABLE ANNUITY CONTRACTS ARE NOT DEPOSITS OF ANY BANK, AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.

                         PROSPECTUS DATED APRIL 30, 2007

                                TABLE OF CONTENTS




Glossary................................     3
Summary.................................     4
Fee Table...............................     8
Condensed Financial Information.........    13
The Annuity Contract....................    13
  Contract Owner Inquiries..............    14
  Purchase Payments.....................    14
  Purchase Payment Credits..............    15
  Accumulation Units....................    15
  The Variable Funding Options..........    16
Fixed Account...........................    20
Charges and Deductions..................    21
  General...............................    21
  Withdrawal Charge.....................    21
  Free Withdrawal Allowance.............    22
  Transfer Charge.......................    22
  Administrative Charges................    22
  Mortality and Expense Risk Charge.....    22
  Variable Liquidity Benefit Charge.....    23
  Enhanced Stepped-Up Provision Charge..    23
  Guaranteed Minimum Withdrawal Benefit
     Charge.............................    23
  Variable Funding Option Expenses......    23
  Premium Tax...........................    23
  Changes in Taxes Based upon Premium or
     Value..............................    23
Transfers...............................    24
  Market Timing/Excessive Trading.......    24
  Dollar Cost Averaging.................    26
Access to Your Money....................    27
  Systematic Withdrawals................    27
Ownership Provisions....................    28
  Types of Ownership....................    28
     Contract Owner.....................    28
     Beneficiary........................    28
     Annuitant..........................    28
Death Benefit...........................    29
  Death Proceeds before the Maturity
     Date...............................    29
  Enhanced Stepped-up Provision.........    30
  Payment of Proceeds...................    30
  Spousal Contract Continuance..........    32
  Beneficiary Contract Continuance......    32
  Planned Death Benefit.................    33
  Death Proceeds after the Maturity
     Date...............................    33
Living Benefits.........................    33
  Guaranteed Minimum Withdrawal
     Benefit............................    33
The Annuity Period......................    40
  Maturity Date.........................    40
  Allocation of Annuity.................    40
  Variable Annuity......................    40
  Fixed Annuity.........................    41
Payment Options.........................    41
  Election of Options...................    41
  Annuity Options.......................    41
  Variable Liquidity Benefit............    42
Miscellaneous Contract Provisions.......    42
  Right to Return.......................    42
  Termination...........................    42
  Required Reports......................    43
  Suspension of Payments................    43
The Separate Accounts...................    43
  Performance Information...............    44
Federal Tax Considerations..............    44
  General Taxation of Annuities.........    44
  Types of Contracts: Qualified and Non-
     qualified..........................    45
  Qualified Annuity Contracts...........    45
  Taxation of Qualified Annuity
     Contracts..........................    45
  Mandatory Distributions for Qualified
     Plans..............................    45
  Individual Retirement Annuities.......    46
  Roth IRAs.............................    46
  TSAs (ERISA and Non-ERISA)............    47
  Individual Retirement Annuities.......    46
  Roth IRAs.............................    46
  Non-qualified Annuity Contracts.......    49
  Diversification Requirements for
     Variable Annuities.................    50
  Ownership of the Investments..........    50
  Taxation of Death Benefit Proceeds....    51
Other Tax Considerations................    51
  Treatment of Charges for Optional
     Benefits...........................    51
  Puerto Rico Tax Considerations........    51
  Non-Resident Aliens...................    51
  Tax Credits and Deductions............    52
Other Information.......................    52
  The Insurance Companies...............    52
  Financial Statements..................    52
  Distribution of Variable Annuity
     Contracts..........................    52
  Conformity with State and Federal
     Laws...............................    54
  Voting Rights.........................    54
  Restrictions on Financial
     Transactions.......................    55
  Legal Proceedings.....................    55
Appendix A: Condensed Financial
  Information for MetLife of CT Fund BD
  III for Variable Annuities............   A-1
Appendix B: Condensed Financial
  Information for MetLife of CT Fund BD
  IV for Variable Annuities.............   B-1
Appendix C: Additional Information
  Regarding Underlying Funds............   C-1
Appendix D: The Fixed Account...........   D-1
Appendix E: Waiver of Withdrawal Charge
  for Nursing Home Confinement..........   E-1
Appendix F: Contents of the Statement of
  Additional Information................   F-1

                                    GLOSSARY

ACCUMULATION UNIT -- an accounting unit of measure used to calculate the value of this Contract before Annuity Payments begin.

ANNUITANT -- the person on whose life the Maturity Date and Annuity Payments depend.

ANNUITY PAYMENTS -- a series of periodic payments (a) for life; (b) for life with a minimum number of payments; (c) for the joint lifetime of the Annuitant and another person, and thereafter during the lifetime of the survivor; or (d) for a fixed period.

ANNUITY UNIT -- an accounting unit of measure used to calculate the amount of Annuity Payments.

CASH SURRENDER VALUE -- the Contract Value less any withdrawal charge and premium tax not previously deducted.

CODE -- the Internal Revenue Code of 1986, as amended, and all related laws and regulations that are in effect during the term of this Contract.

CONTINGENT ANNUITANT -- the individual who becomes the Annuitant when the Annuitant who is not the owner dies prior to the Maturity Date.

CONTRACT DATE -- the date on which the Contract is issued.

CONTRACT OWNER (you) -- the person named in the Contract (on the specifications page) as the owner of the Contract.

CONTRACT VALUE -- Purchase Payments and any associated Purchase Payment Credits, plus or minus any investment experience on the amounts allocated to the variable funds or interest on amounts allocated to the Fixed Account, adjusted by any applicable charges and withdrawals.

CONTRACT YEARS -- twelve month periods beginning with the Contract Date.

DEATH REPORT DATE -- the day on which we have received 1) Due Proof of Death and
2) written payment instructions or election of spousal or beneficiary contract continuation.

DUE PROOF OF DEATH -- (I) a copy of a certified death certificate; (ii) a copy of a certified decree of a court of competent jurisdiction as to the finding of death; (iii) a written statement by a medical doctor who attended the deceased; or (iv) any other proof satisfactory to us.

FIXED ACCOUNT -- an account that consists of all of the assets under this Contract other than those in the Separate Account.

HOME OFFICE -- the Home Office of MetLife Insurance Company of Connecticut or MetLife Life and Annuity Company of Connecticut or any other office that we may designate for the purpose of administering this Contract. For transfer, withdrawal, surrender, and (if applicable) loan requests, our Home Office address is: MetLife, P.O. Box 990014, Hartford, CT 06199-0014. For Purchase Payments and (if applicable) loan repayments, our Home Office address is:
MetLife, P.O. Box 371857, Pittsburgh, PA 15250-7857.

MATURITY DATE -- the date on which the Annuity Payments are to begin.

PAYMENT OPTION -- an annuity option elected under your Contract.

PURCHASE PAYMENT -- any premium paid by you to initiate or supplement this Contract.

PURCHASE PAYMENT CREDIT -- an amount credited to your Contract Value that equals a percentage of each Purchase Payment made.

QUALIFIED CONTRACT -- a contract used in a retirement plan or program that is intended to qualify under Sections 401, 403, 408, or 408A of the Code.

SEPARATE ACCOUNT -- a segregated account registered with the Securities and Exchange Commission ("SEC"), the assets of which are invested solely in the Underlying Funds. The assets of the Separate Account are held exclusively for the benefit of Contract Owners.

SUBACCOUNT -- that portion of the assets of a Separate Account that is allocated to a particular Underlying Fund.

UNDERLYING FUND -- a portfolio of an open-end management investment company that is registered with the SEC in which the Subaccounts invest.

VALUATION DATE -- a date on which a Subaccount is valued.

VALUATION PERIOD -- the period between successive valuations.

VARIABLE FUNDING OPTION -- a Subaccount of the Separate Account that invests in an Underlying Fund.

WE, US, OUR -- MetLife Insurance Company of Connecticut or MetLife Life and Annuity Company of Connecticut.

WRITTEN REQUEST -- written information sent to us in a form and content satisfactory to us and received at our Home Office.

YOU, YOUR -- "You" is, the Contract Owner, and a natural person, a trust established for the benefit of a natural person, or a charitable remainder trust.

                                    SUMMARY:

                              VINTAGE XTRA ANNUITY

THIS SUMMARY DETAILS SOME OF THE MORE IMPORTANT POINTS THAT YOU SHOULD KNOW AND CONSIDER BEFORE PURCHASING THE CONTRACT. PLEASE READ THE ENTIRE PROSPECTUS CAREFULLY.

WHAT COMPANY WILL ISSUE MY CONTRACT? Your issuing company is either MetLife Insurance Company of Connecticut or MetLife Life and Annuity Company of Connecticut ("the Company," "We" or "Us"). MetLife Life and Annuity Company of Connecticut does not solicit or issue insurance products in the state of New York. Refer to your Contract for the name of your issuing company. Each company sponsors its own segregated account ("Separate Account"). MetLife Insurance Company of Connecticut sponsors the MetLife of CT Fund BD III for Variable Annuities ("Fund BD III "); MetLife Life and Annuity Company of Connecticut sponsors the MetLife of CT Fund BD IV for Variable Annuities ("Fund BD IV"). When we refer to the Separate Account, we are referring to either Fund BD III or Fund BD IV, depending upon your issuing Company.

Contracts issued in your state may provide different features and benefits from and impose different costs (such as a waiver of the withdrawal charge on all Annuity Payments) than those described in this prospectus.

CAN YOU GIVE ME A GENERAL DESCRIPTION OF THE CONTRACT? We designed the Contract for retirement savings or other long-term investment purposes. The Contract provides a death benefit as well as guaranteed payout options. You direct your payment(s) to one or more of the Variable Funding Options and/or to the Fixed Account that is part of our general account (the "Fixed Account"). We guarantee money directed to the Fixed Account as to principal and interest. The Variable Funding Options fluctuate with the investment performance of the Underlying Funds and are not guaranteed. You can also lose money in the Variable Funding Options.

The Contract, like all deferred variable annuity contracts, has two phases: the accumulation phase and the payout phase (annuity period). During the accumulation phase generally, under a Qualified Contract, your pre-tax contributions accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal, presumably when you are in a lower tax bracket. During the accumulation phase, under a Non-qualified Contract, earnings on your after-tax contributions accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal. The payout phase occurs when you begin receiving payments from your Contract. The amount of money you accumulate in your Contract determines the amount of income (Annuity Payments) you receive during the payout phase.

During the payout phase, you may choose one of a number of annuity options. You may receive income payments in the form of a variable annuity, a fixed annuity, or a combination of both. If you elect variable income payments, the dollar amount of your payments may increase or decrease. Once you choose one of the annuity options and begin to receive payments, it cannot be changed.

WHO CAN PURCHASE THIS CONTRACT? The Contract is currently available for use in connection with (1) individual non-qualified purchases; (2) rollovers from Individual Retirement Annuities (IRAs); (3) rollovers from other qualified retirement plans and (4) beneficiary-directed transfers of death proceeds from another contract. Qualified Contracts include contracts qualifying under Section 401(a), 403(b), 408(b) or 408A of the Code. Purchase of this Contract through a tax qualified retirement plan ("Plan") does not provide any additional tax deferral benefits beyond those provided by the Plan. Accordingly, if you are purchasing this Contract through a Plan, you should consider purchasing this Contract for its death benefit, annuity option benefits, and other non-tax-related benefits.

The Contract is no longer available to new purchasers. However, you may make additional payments of at least $500 at any time during the accumulation phase. No additional payments are allowed if this Contract is purchased with a beneficiary-directed transfer of death proceeds.

CAN I EXCHANGE MY CURRENT ANNUITY CONTRACT FOR THIS CONTRACT? The Code generally permits you to exchange one annuity contract for another in a "tax-free exchange." Therefore, you can transfer the proceeds from another annuity contract to purchase this Contract. Before making an exchange to acquire this Contract, you should carefully compare this Contract to your current contract. You may have to pay a surrender charge under your current contract to exchange it for this Contract, and this Contract has its own surrender charges that would apply to you. The other fees and charges under this Contract may be higher or lower and the benefits may be different than those of your current contract. In addition, you may have to pay federal income or penalty taxes on the exchange if it does not qualify for tax-free treatment. You should not exchange another contract for this Contract unless you determine, after evaluating all the facts, the exchange is in your best interests. Remember that the person selling you the Contract generally will earn a commission on the sale.

IS THERE A RIGHT TO RETURN PERIOD? If you cancel the Contract within ten days after you receive it, you will receive a full refund of your Contract Value plus any contract charges and premium taxes you paid (but not fees and charges assessed by the Underlying Funds) minus any Purchase Payment Credits. Where state law requires a different right to return period, or the return of Purchase Payments, the Company will comply. You bear the investment risk on the Purchase Payment allocated to a Variable Funding Option during the right to return period; therefore, the Contract Value we return may be greater or less than your Purchase Payment.

If you purchased your Contract as an Individual Retirement Annuity, and you return it within the first seven days after delivery, or longer if your state law permits, we will refund your full Purchase Payment minus any Purchase Payment Credits. During the remainder of the right to return period, we will refund your Contract Value (including charges we assessed) minus any Purchase Payment Credits. We will determine your Contract Value at the close of business on the day we receive a Written Request for a refund.

During the right to return period, you will not bear any contract fees associated with the Purchase Payment Credits. The amount we return to you will include any investment gains on the credit during the right to return period. However, if you have investment losses on the credit during the right to return period, we will recover the original amount of the credit.

CAN YOU GIVE A GENERAL DESCRIPTION OF THE VARIABLE FUNDING OPTIONS AND HOW THEY OPERATE? The Variable Funding Options represent Subaccounts of the Separate Account. At your direction, the Separate Account, through its Subaccounts, uses your Purchase Payments to purchase shares of one or more of the Underlying Funds that holds securities consistent with its own investment policy. Depending on market conditions, you may make or lose money in any of these Variable Funding Options.

You can transfer among the Variable Funding Options as frequently as you wish without any current tax implications. Currently there is no charge for transfers, nor a limit to the number of transfers allowed. We may, in the future, charge a fee for any transfer request, or limit the number of transfers allowed. At a minimum, we would always allow one transfer every six months. We reserve the right to restrict transfers that we determine will disadvantage other Contract Owners. You may transfer between the Fixed Account and the Variable Funding Options twice a year (during the 30 days after the six-month Contract Date anniversary), provided the amount is not greater than 15% of the Fixed Account value on that date. Amounts previously transferred from the Fixed Account to the Variable Funding Options may not be transferred back to the Fixed Account for a period of at least six months from the date of the transfer.

WHAT EXPENSES WILL BE ASSESSED UNDER THE CONTRACT? The Contract has insurance features and investment features, and there are costs related to each. We deduct an administrative expense charge and a mortality and expense risk ("M&E") charge each business day from amounts you allocate to the Separate Account. We deduct the administrative expense charge at an annual rate of 0.15% and deduct the M&E charge at an annual rate of 1.25% for the Standard Death Benefit and 1.45% for the Enhanced Death Benefit. For Contracts with a value of less than $100,000, we also deduct an annual Contract administrative charge of $40. Each Underlying Fund also charges for management costs and other expenses.

We will apply a withdrawal charge to withdrawals from the Contract, and will calculate it as a percentage of the Purchase Payments and any associated Purchase Payment Credits withdrawn. The maximum percentage is 8%, decreasing to 0% after nine full years.

If you select the Enhanced Stepped-Up Provision ("E.S.P."), an additional 0.20% annually will be deducted each business day from amounts in the Variable Funding Options. THIS PROVISION IS NOT AVAILABLE TO A CUSTOMER WHEN EITHER THE ANNUITANT OR OWNER IS AGE 76 OR OLDER ON THE RIDER EFFECTIVE DATE.

Upon annuitization, if the Variable Liquidity Benefit is selected, there is a maximum charge of 8% of the amounts withdrawn. Please refer to "Payment Options" for a description of this benefit.

If you elect a Guaranteed Minimum Withdrawal Benefit ("GMWB") rider, a charge will be deducted each business day from amounts in the Variable Funding Options. There are three GMWB rider options, and the current charge for each rider, on an annual basis, is as follows: GMWB I: 0.40%; GMWB II: 0.50%; and GMWB III: 0.25%. Your current charge will not change unless you are able to reset your benefits, at which time we may modify the charge, which will never exceed 1.00%.

HOW WILL MY PURCHASE PAYMENTS AND WITHDRAWALS BE TAXED? Generally, the payments you make to a Qualified Contract during the accumulation phase are made with before-tax dollars. Generally, you will be taxed on your Purchase Payments , Purchase Payment Credits and on any earnings when you make a withdrawal or begin receiving Annuity Payments. Under a Non-qualified Contract, payments to the Contract are made with after-tax dollars, and any credits and earnings will generally accumulate tax-deferred. You will be taxed on these earnings when they are withdrawn from the Contract. If you are younger than 59 1/2 when you take money out, you may be charged a 10% federal penalty tax on the amount withdrawn.

For owners of Qualified Contracts, if you reach a certain age, you may be required by federal tax laws to begin receiving payments from your annuity or risk paying a penalty tax. In those cases, we can calculate and pay you the minimum required distribution amounts (see "Access to Your Money - Systematic Withdrawals").

HOW MAY I ACCESS MY MONEY? You can take withdrawals any time during the accumulation phase. Withdrawal charges may apply, as well as income taxes, and/or a penalty tax on amounts withdrawn.

WHAT IS THE DEATH BENEFIT UNDER THE CONTRACT? You may choose to purchase the Standard or Enhanced Death Benefit. The death benefit applies upon the first death of the Contract Owner, joint owner, or Annuitant. Assuming you are the Annuitant, the death benefit is as follows: If you die before the Contract is in the payout phase, the person you have chosen as your beneficiary will receive a death benefit. We calculate the death benefit value at the close of the business day on which our Home Office receives (1) Due Proof of Death and (2) written payment instructions or the election of spousal or beneficiary contract continuance. Please refer to the Death Benefit section in the prospectus for more details.

WHERE MAY I FIND OUT MORE ABOUT ACCUMULATION UNIT VALUES? The Condensed Financial Information in Appendix A or Appendix B to this prospectus provides more information about Accumulation Unit values.

ARE THERE ANY ADDITIONAL FEATURES? This Contract has other features you may be interested in. These include:

     - PURCHASE PAYMENT CREDITS. For each Purchase Payment you make, we will add a credit to your Contract Value. For the initial Purchase Payment, and for any additional Purchase Payments made during the first Contract Year, we will determine the amount of the credit based on the greater age of the Contract Owner or the Annuitant at the time the Contract is issued. If the greater attained age is 69 or less, the credit is 5%. If the greater attained age is 70 through age 80, the credit is 4%. For additional Purchase Payments made subsequent to the first Contract Year, the amount of the credit will be determined by the greater attained age of the Contract Owner or the Annuitant at the time of such Purchase Payment. For those additional Purchase Payments, if the greater attained age is 69 or less, the credit is 5% and if the greater attained age is 70 through age 80, the credit is 4%. The expenses for a Contract with Purchase Payment Credits are higher than a similar contract without Purchase Payment Credits, and the additional expenses attributable to the credits may offset the amount of the Purchase Payment Credit.

     - DOLLAR COST AVERAGING. This is a program that allows you to invest a fixed amount of money in Variable Funding Options each month, theoretically giving you a lower average cost per unit over time than a single one-time purchase. Dollar Cost Averaging requires regular investments regardless of fluctuating price levels, and does not guarantee profits or prevent losses in a declining market. Potential investors should consider their financial ability to continue purchases through periods of low price levels.

     - SYSTEMATIC WITHDRAWAL OPTION. Before the Maturity Date, you can arrange to have money sent to you at set intervals throughout the year. Of course, any applicable income and penalty taxes will apply on amounts withdrawn. Withdrawals in excess of the annual free withdrawal allowance may be subject to a withdrawal charge.

     - AUTOMATIC REBALANCING. You may elect to have the Company periodically reallocate the values in your Contract to match the rebalancing allocation selected.

     - MANAGED DISTRIBUTION PROGRAM. This program allows us to automatically calculate and distribute to you, in November of the applicable tax year, an amount that will satisfy the Internal Revenue Service's minimum distribution requirements imposed on certain contracts once the owner reaches age 70 1/2 or retires. These minimum distributions occur during the accumulation phase.

     - ENHANCED STEPPED-UP PROVISION ("E.S.P."). For an additional charge, the total death benefit payable may be increased based on the earnings in your Contract.

     - SPOUSAL CONTRACT CONTINUANCE (SUBJECT TO AVAILABILITY). If your spouse is named as an owner and/or beneficiary, and you die prior to the Maturity Date, your spouse may elect to continue the Contract as owner rather than have the death benefit paid to the beneficiary. This feature applies to a spousal joint Contract Owner and/or beneficiary only.

     - BENEFICIARY CONTRACT CONTINUANCE (NOT PERMITTED FOR NON-NATURAL BENEFICIARIES). If you die before the Maturity Date, and if the value of any beneficiary's portion of the death benefit is between $20,000 and $1,000,000 as of the date of your death, that beneficiary(ies) may elect to continue his/her portion of the Contract rather than have the death benefit paid to the beneficiary and take required distributions over time, rather than have the death benefit paid to them in a lump sum.

     - GUARANTEED MINIMUM WITHDRAWAL BENEFIT ("GMWB" OR "PRINCIPAL GUARANTEE"). For an additional charge, we will guarantee the periodic return of your investment. Under this benefit, we will pay you a percentage of your investment every year until your investment has been returned in full, regardless of market performance. Depending on when you elect to begin receiving payments and which GMWB rider you select, the maximum amount of your investment that you receive each year is 5% or 10%. When you add Purchase Payments to your Contract, we include them as part of the guarantee. In the future, however, we may discontinue including additional Purchase Payments as part of the guarantee. The guarantee is subject to restrictions on withdrawals and other restrictions.

                                    FEE TABLE

--------------------------------------------------------------------------------

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Contract. The first table describes the fees and expenses that you will pay at the time that you buy the Contract, surrender the Contract, or transfer Contract Value between Variable Funding Options. Expenses shown do not include premium taxes, which may be applicable.

CONTRACT OWNER TRANSACTION EXPENSES



WITHDRAWAL CHARGE.......................................   8%(1)
(as a percentage of the Purchase Payments and any associated Purchase Payment Credits withdrawn)





TRANSFER CHARGE.........................................   $10(2)
(assessed on transfers that exceed 12 per year)





VARIABLE LIQUIDITY BENEFIT CHARGE.......................   8%(3)
(as a percentage of the present value of the remaining Annuity Payments that are surrendered. The interest rate used to calculate this present value is 1% higher than the Assumed (Daily) Net Investment Factor used to calculate the Annuity Payments.)


The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including Underlying Fund fees and expenses.

CONTRACT ADMINISTRATIVE CHARGES



ANNUAL CONTRACT ADMINISTRATIVE CHARGE...................   $40(4)


---------
(1) The withdrawal charge declines to zero after the Purchase Payment has been in the Contract for 9 years. The charge is as follows:


     YEARS SINCE PURCHASE PAYMENT MADE
------------------------------------------
GREATER THAN OR EQUAL TO     BUT LESS THAN    WITHDRAWAL CHARGE
------------------------     -------------    -----------------


         0 years                4 years               8%
         4 years                5 years               7%
         5 years                6 years               6%
         6 years                7 years               5%
         7 years                8 years               3%
         8 years                9 years               1%
        9 years+                                      0%


(2)   We do not currently assess the transfer charge.
(3) This withdrawal charge only applies when you surrender the Contract after beginning to receive Annuity Payments. The Variable Liquidity Benefit Charge declines to zero after nine years. The charge is as follows:


   YEARS SINCE INITIAL PURCHASE PAYMENT
------------------------------------------
GREATER THAN OR EQUAL TO     BUT LESS THAN    WITHDRAWAL CHARGE
------------------------     -------------    -----------------


         0 years                4 years               8%
         4 years                5 years               7%
         5 years                6 years               6%
         6 years                7 years               5%
         7 years                8 years               3%
         8 years                9 years               1%
        9 years+                                      0%


(4) We do not assess this charge if Contract Value is $100,000 or more on the fourth Friday of each August

ANNUAL SEPARATE ACCOUNT CHARGES:
(as a percentage of the average daily net assets of the Separate Account)

We will assess a minimum mortality and expense risk charge of 1.25% and a maximum administrative expense charge of 0.15% on all contracts. In addition, for optional features there is a 0.20% charge for E.S.P., a 0.40% current charge (maximum of 1.00% upon reset) for GMWB I, a 0.50% current charge (maximum of 1.00% upon reset) for GMWB II,, and a 0.25% charge for GMWB III. Below is a summary of all charges that may apply, depending on the death benefit and optional features you select:


                                                                   STANDARD DEATH    ENHANCED DEATH
                                                                       BENEFIT           BENEFIT
                                                                   --------------    --------------


Mortality and Expense ("M & E") Risk Charge....................         1.25%(5)          1.45%(5)
Administrative Expense Charge..................................         0.15%             0.15%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH NO OPTIONAL FEATURES
  SELECTED.....................................................         1.40%             1.60%
Optional E.S.P. Charge.........................................         0.20%             0.20%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH E.S.P. ONLY
  SELECTED.....................................................         1.60%             1.80%
Optional GMWB I Charge (maximum upon reset)....................         1.00%(6)          1.00%(6)
Optional GMWB II Charge (maximum upon reset)...................         1.00%(6)          1.00%(6)
Optional GMWB III Charge.......................................         0.25%             0.25%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH GMWB I ONLY
  SELECTED.....................................................         2.40%             2.60%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH GMWB II ONLY
  SELECTED.....................................................         2.40%             2.60%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH GMWB III ONLY
  SELECTED.....................................................         1.65%             1.85%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH E.S.P. AND GMWB I
  SELECTED.....................................................         2.60%             2.80%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH E.S.P. AND GMWB II
  SELECTED.....................................................         2.60%             2.80%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH E.S.P. AND GMWB III
  SELECTED.....................................................         1.85%             2.05%


---------
(5) We are waiving the Mortality and Expense Risk charge in an amount equal to the underlying fund expenses that are in excess of 0.90% for the Subaccount investing in the Harris Oakmark International Portfolio, an amount equal to the Underlying Fund expenses that are in excess of 0.87% for the Subaccount investing in the Lord Abbett Growth and Income Portfolio, an amount equal to the Underlying Fund expenses that are in excess of 1.12% for the Subaccount investing in the Lord Abbett Mid-Cap Value Portfolio, an amount equal to the Underlying Fund expenses that are in excess of 1.10% for the Subaccount investing in the Third Avenue Small Cap Value Portfolio, an amount equal to the Underlying Fund expenses that are in excess of 1.18% for the Subaccount investing in the MFS(R) Research International Portfolio, an amount equal to the Underlying Fund expenses that are in excess of 0.91% for the Subaccount investing in the Capital Guardian U.S. Equity Portfolio and amount equal to the Underlying Fund expenses that are in excess of 0.65% for the Subaccount investing in the PIMCO Inflation Protected Bond Portfolio.
(6) The current charges for the available GMWB riders with a reset feature (see "Access to Your Money -- Guaranteed Minimum Withdrawal Benefit") are 0.40% for GMWB I and 0.50% for GMWB II.

UNDERLYING FUND EXPENSES AS OF DECEMBER 31, 2006 (unless otherwise indicated):

The first table below shows the range (minimum and maximum) of the total annual operating expenses charged by all of the Underlying Funds, before any voluntary or contractual fee waivers and/or expense reimbursements. The second table shows each Underlying Fund's management fee, distribution and/or service fees (12b-1) if applicable, and other expenses. The Underlying Funds provided this information and we have not independently verified it. More detail concerning each Underlying Fund's fees and expenses is contained in the prospectus for each Underlying Fund. Current prospectuses for the Underlying Funds can be obtained by calling 1-800-842-9325.

MINIMUM AND MAXIMUM TOTAL ANNUAL UNDERLYING FUND OPERATING EXPENSES


                                                                     MINIMUM       MAXIMUM
                                                                   -----------   -----------


TOTAL ANNUAL FUND OPERATING EXPENSES
  (expenses that are deducted from Underlying Fund assets,
  including management fees, distribution and/or service fees
  (12b-1) fees, and other expenses)..............................      .48%         1.72%

UNDERLYING FUND FEES AND EXPENSES
(as a percentage of average daily net assets)


                                                     DISTRIBUTION              Total    Contractual Fee
                                                        AND/OR                 Annual        Waiver
                                         MANAGEMENT     SERVICE      Other   Operating   and/or Expense    Net Total Annual
UNDERLYING FUND:                             FEE     (12b-1) Fees  Expenses   Expenses   Reimbursement   Operating Expenses*
----------------                         ----------  ------------  --------  ---------  ---------------  -------------------


AMERICAN FUNDS INSURANCE SERIES
  American Funds Global Growth
     Fund -- Class 2...................     0.55%        0.25%       0.03%     0.83%           --               0.83%
  American Funds Growth Fund -- Class
     2.................................     0.32%        0.25%       0.02%     0.59%           --               0.59%
  American Funds Growth-Income
     Fund -- Class 2...................     0.27%        0.25%       0.01%     0.53%           --               0.53%
FIDELITY(R) VARIABLE INSURANCE PRODUCTS
  VIP Contrafund(R)
     Portfolio -- Service Class........     0.57%        0.10%       0.09%     0.76%           --               0.76%
  VIP Mid Cap Portfolio -- Service
     Class 2...........................     0.57%        0.25%       0.11%     0.93%           --               0.93%
FRANKLIN TEMPLETON VARIABLE INSURANCE
  PRODUCTS TRUST
  Franklin Income Securities
     Fund -- Class 2...................     0.46%        0.25%       0.01%     0.72%           --               0.72%
  Franklin Small-Mid Cap Growth
     Securities Fund -- Class 2+.......     0.48%        0.25%       0.30%     1.03%         0.01%              1.02%(1)
  Templeton Developing Markets
     Securities Fund -- Class 2........     1.23%        0.25%       0.24%     1.72%           --               1.72%
  Templeton Foreign Securities
     Fund -- Class 2...................     0.63%        0.25%       0.18%     1.06%         0.03%              1.03%(1)
JANUS ASPEN SERIES
  Mid Cap Growth Portfolio -- Service
     Shares............................     0.64%        0.25%       0.06%     0.95%           --               0.95%
LEGG MASON PARTNERS VARIABLE EQUITY
  TRUST
  Legg Mason Partners Variable
     Aggressive Growth
     Portfolio -- Class I++............     0.75%          --        0.02%     0.77%           --               0.77%
  Legg Mason Partners Variable
     Appreciation Portfolio -- Class
     I.................................     0.70%          --        0.02%     0.72%           --               0.72%(2)
  Legg Mason Partners Variable Capital
     and Income Portfolio -- Class II..     0.75%        0.25%       0.06%     1.06%         0.11%              0.95%(3)
  Legg Mason Partners Variable Dividend
     Strategy Portfolio+++.............     0.65%          --        0.24%     0.89%           --               0.89%
  Legg Mason Partners Variable Equity
     Index Portfolio -- Class II.......     0.31%        0.25%       0.03%     0.59%           --               0.59%
  Legg Mason Partners Variable
     Fundamental Value
     Portfolio -- Class I..............     0.75%          --        0.02%     0.77%           --               0.77%
  Legg Mason Partners Variable
     International All Cap Opportunity
     Portfolio+++......................     0.85%          --        0.09%     0.94%           --               0.94%
  Legg Mason Partners Variable
     Investors Portfolio -- Class I....     0.65%          --        0.07%     0.72%           --               0.72%
  Legg Mason Partners Variable Large
     Cap Growth Portfolio -- Class
     I++...............................     0.75%          --        0.04%     0.79%           --               0.79%
  Legg Mason Partners Variable Mid Cap
     Core Portfolio -- Class I++.......     0.75%          --        0.07%     0.82%           --               0.82%
  Legg Mason Partners Variable Multiple
     Discipline Portfolio -- All Cap
     Growth and Value..................     0.75%        0.25%       0.05%     1.05%           --               1.05%
  Legg Mason Partners Variable Multiple
     Discipline Portfolio -- Global All
     Cap Growth and Value..............     0.75%        0.25%       0.09%     1.09%           --               1.09%
  Legg Mason Partners Variable Multiple
     Discipline Portfolio -- Large Cap
     Growth and Value..................     0.75%        0.25%       0.21%     1.21%           --               1.21%
  Legg Mason Partners Variable Small
     Cap Growth Portfolio -- Class I+..     0.75%          --        0.21%     0.96%           --               0.96%
LEGG MASON PARTNERS VARIABLE INCOME
  TRUST
  Legg Mason Partners Variable
     Adjustable Rate Income
     Portfolio++.......................     0.55%        0.25%       0.22%     1.02%           --               1.02%
  Legg Mason Partners Variable
     Diversified Strategic Income
     Portfolio+........................     0.65%          --        0.08%     0.73%           --               0.73%
  Legg Mason Partners Variable High
     Income Portfolio++................     0.60%          --        0.06%     0.66%           --               0.66%
  Legg Mason Partners Variable Money
     Market Portfolio++................     0.45%          --        0.03%     0.48%           --               0.48%

                                                     DISTRIBUTION              Total    Contractual Fee
                                                        AND/OR                 Annual        Waiver
                                         MANAGEMENT     SERVICE      Other   Operating   and/or Expense    Net Total Annual
UNDERLYING FUND:                             FEE     (12b-1) Fees  Expenses   Expenses   Reimbursement   Operating Expenses*
----------------                         ----------  ------------  --------  ---------  ---------------  -------------------

MET INVESTORS SERIES TRUST
  BlackRock Large-Cap Core
     Portfolio -- Class E..............     0.63%        0.15%       0.22%     1.00%           --               1.00%(4)(5)(6)(8)
  Dreman Small-Cap Value
     Portfolio -- Class A..............     0.82%          --        0.37%     1.19%         0.09%              1.10%(4)(7)(8)
  Harris Oakmark International
     Portfolio -- Class A..............     0.78%          --        0.13%     0.91%           --               0.91%(4)
  Janus Forty Portfolio -- Class A.....     0.65%          --        0.06%     0.71%           --               0.71%(4)(8)
  Lazard Mid-Cap Portfolio -- Class B..     0.70%        0.25%       0.06%     1.01%           --               1.01%(4)
  Lord Abbett Growth and Income
     Portfolio -- Class B..............     0.50%        0.25%       0.03%     0.78%           --               0.78%(4)
  Lord Abbett Mid-Cap Value
     Portfolio -- Class B..............     0.68%        0.25%       0.07%     1.00%           --               1.00%(4)
  Met/AIM Capital Appreciation
     Portfolio -- Class A++............     0.77%          --        0.09%     0.86%           --               0.86%(4)(5)(8)(9)
  Met/AIM Small Cap Growth
     Portfolio -- Class A..............     0.87%          --        0.06%     0.93%           --               0.93%(4)(5)
  MFS(R) Research International
     Portfolio -- Class B+.............     0.72%        0.25%       0.14%     1.11%           --               1.11%(4)
  MFS(R) Value Portfolio -- Class A....     0.73%          --        0.23%     0.96%           --               0.96%(4)(5)(8)
  Neuberger Berman Real Estate
     Portfolio -- Class A..............     0.64%          --        0.04%     0.68%           --               0.68%(4)
  PIMCO Inflation Protected Bond
     Portfolio -- Class A..............     0.50%          --        0.05%     0.55%           --               0.55%(4)
  Pioneer Fund Portfolio -- Class A....     0.75%          --        0.30%     1.05%         0.05%              1.00%(4)(7)(8)
  Pioneer Strategic Income
     Portfolio -- Class A++............     0.70%          --        0.12%     0.82%           --               0.82%(4)(5)(8)(9)
  Third Avenue Small Cap Value
     Portfolio -- Class B..............     0.74%        0.25%       0.04%     1.03%           --               1.03%(4)
METROPOLITAN SERIES FUND, INC.
  BlackRock Aggressive Growth
     Portfolio -- Class D..............     0.72%        0.10%       0.06%     0.88%           --               0.88%(10)
  BlackRock Bond Income
     Portfolio -- Class E..............     0.39%        0.15%       0.07%     0.61%         0.01%              0.60%(10)(11)
  Capital Guardian U.S. Equity
     Portfolio -- Class A..............     0.66%          --        0.06%     0.72%           --               0.72%(10)
  FI Large Cap Portfolio -- Class A....     0.78%          --        0.06%     0.84%           --               0.84%(10)
  FI Value Leaders Portfolio -- Class
     D.................................     0.64%        0.10%       0.07%     0.81%           --               0.81%(10)
  MFS(R) Total Return
     Portfolio -- Class F..............     0.53%        0.20%       0.05%     0.78%           --               0.78%(10)(12)
  Oppenheimer Global Equity
     Portfolio -- Class B..............     0.53%        0.25%       0.09%     0.87%           --               0.87%(10)
  T. Rowe Price Large Cap Growth
     Portfolio -- Class B+.............     0.60%        0.25%       0.08%     0.93%           --               0.93%(10)
PIMCO VARIABLE INSURANCE TRUST
  Total Return
     Portfolio -- Administrative
     Class.............................     0.25%          --        0.40%     0.65%           --               0.65%
PUTNAM VARIABLE TRUST
  Putnam VT Discovery Growth
     Fund -- Class IB+.................     0.70%        0.25%       0.55%     1.50%           --               1.50%
VAN KAMPEN LIFE INVESTMENT TRUST
  Strategic Growth Portfolio -- Class
     I+................................     0.70%          --        0.08%     0.78%           --               0.78%




                                                                                                                   NET TOTAL
                                                                                                                     ANNUAL
                                                                                                                   OPERATING
                                                 DISTRIBUTION              TOTAL    CONTRACTUAL FEE  NET TOTAL      EXPENSES
                                                    AND/OR                 ANNUAL        WAIVER        ANNUAL      INCLUDING
                                     MANAGEMENT     SERVICE      OTHER   OPERATING   AND/OR EXPENSE  OPERATING  UNDERLYING FUND
UNDERLYING FUND:                         FEE     (12b-1) FEES  EXPENSES   EXPENSES   REIMBURSEMENT   EXPENSES*     EXPENSES*
----------------                     ----------  ------------  --------  ---------  ---------------  ---------  ---------------


METROPOLITAN SERIES FUND, INC.
  -- ASSET ALLOCATION PORTFOLIOS
  MetLife Conservative Allocation
     Portfolio -- Class B..........     0.10%        0.25%       0.09%     0.44%         0.09%         0.35%     0.96%(10)(13)
  MetLife Conservative to Moderate
     Allocation Portfolio -- Class
     B.............................     0.10%        0.25%       0.02%     0.37%         0.02%         0.35%     1.00%(10)(13)
  MetLife Moderate Allocation
     Portfolio -- Class B..........     0.10%        0.25%       0.01%     0.36%         0.01%         0.35%     1.05%(10)(13)

                                                                                                                   NET TOTAL
                                                                                                                     ANNUAL
                                                                                                                   OPERATING
                                                 DISTRIBUTION              TOTAL    CONTRACTUAL FEE  NET TOTAL      EXPENSES
                                                    AND/OR                 ANNUAL        WAIVER        ANNUAL      INCLUDING
                                     MANAGEMENT     SERVICE      OTHER   OPERATING   AND/OR EXPENSE  OPERATING  UNDERLYING FUND
UNDERLYING FUND:                         FEE     (12b-1) FEES  EXPENSES   EXPENSES   REIMBURSEMENT   EXPENSES*     EXPENSES*
----------------                     ----------  ------------  --------  ---------  ---------------  ---------  ---------------

  MetLife Moderate to Aggressive
     Allocation Portfolio -- Class
     B.............................     0.10%        0.25%       0.01%     0.36%         0.01%         0.35%     1.10%(10)(13)
  MetLife Aggressive Allocation
     Portfolio -- Class B..........     0.10%        0.25%       0.07%     0.42%         0.07%         0.35%     1.10%(10)(13)


--------
* Net Total Annual Operating Expenses do not reflect (1) voluntary waivers of fees and expenses; (2) contractual waivers that are in effect for less than one year from the date of this Prospectus, or (4) expense reductions resulting from custodial fee credits or directed brokerage arrangements.
+ Not available under all Contracts. Availability depends on Contract issue date.
++ Fees and expenses for this Portfolio are based on the Portfolio's fiscal year ended October 31, 2006.

NOTES
(1) Other Expenses include 0.01% for the Franklin Small-Mid Cap Growth Securities Fund and 0.03% for the Templeton Foreign Securities Fund of "Acquired Fund Fees and Expenses," which are fees and expenses attributable to underlying portfolios in which the Portfolio invested during the preceding fiscal year. The manager has agreed in advance to reduce its fee from assets invested by the Fund in a Franklin Templeton money market fund (the acquired fund) to the extent that the Fund's fees and expenses are due to those of the acquired fund. This reduction is required by the Trust's board of trustees and an exemptive order of the Securities and Exchange Commission (SEC).
(2) Other Expenses include 0.01% of "Acquired Fund Fees and Expenses," which are fees and expenses attributable to underlying portfolios in which the Portfolio invested during the preceding fiscal year.
(3) Management has contractually agreed to waive fees and/or reimburse expenses to limit Total Annual Operating Expenses to 0.95% until May 1, 2008.
(4) Other Expenses have been restated to reflect new custodian, fund administration and transfer agent fee schedules, as if these fee schedules had been in effect for the previous fiscal year.
(5) The Management Fee has been restated to reflect an amended management fee agreement, as if the agreement had been in effect during the previous fiscal year.
(6) This is a new share class for this Portfolio. Operating expenses are estimated based on the expenses of Class A shares of the Portfolio.
(7) Pursuant to an expense limitation agreement, the Investment Adviser has agreed, for a period of one year commencing May 1, 2007, to limit its fee and to reimburse expenses to the extent necessary to limit total operating expenses, excluding 12b-1 fees to 1.10% for Dreman Small-Cap Value Portfolio and 1.00% for Pioneer Fund Portfolio.
(8) Other expenses have been restated to reflect the current Met Investors Series Trust fee schedule, as if that schedule had applied to the Portfolio for the entire fiscal year.
(9) Effective November 1, 2006, the Portfolio's fiscal year end has been changed from October 31 to December 31. The fees and expenses shown are for the Portfolio's last fiscal year ended October 31, 2006.
(10) Other Expenses have been restated to reflect current fees, as if current fees had been in effect for the previous fiscal year.
(11) MetLife Advisers, LLC has contractually agreed, for the period May 1, 2007 through April 30, 2008, to reduce the Management Fee to the annual rate of 0.325% for amounts over $1 billion but less than $2 billion.
(12) The Management Fee has been restated to reflect current fees, as if current fees had been in effect for the previous fiscal year.
(13) These Portfolios are "funds of funds" that invest substantially all of their assets in other portfolios of the Met Investors Series Trust and the Metropolitan Series Fund, Inc. Because the Portfolios invest in other underlying portfolios, each Portfolio will also bear its pro rata portion of the operating expenses of the underlying portfolios in which the Portfolio invests, including the management fee. The weighted average of the total operating expenses of the underlying portfolios, after any applicable fee waivers and expense reimbursements, as of December 31, 2006, were: 0.61% for the MetLife Conservative Allocation Portfolio, 0.65% for the MetLife Conservative to Moderate Allocation Portfolio, 0.70% for the MetLife Moderate Allocation Portfolio, 0.75% for the MetLife Moderate to Aggressive Allocation Portfolio and 0.75% for the MetLife Aggressive Allocation Portfolio. The total operating expenses of the Portfolios, including the weighted average of the total operating expenses of the underlying portfolios, before any applicable fee waivers and expense reimbursements, as of December 31, 2006, were: 1.05% for the MetLife Conservative Allocation Portfolio, 1.02% for the MetLife Conservative to Moderate Allocation Portfolio, 1.07% for the MetLife Moderate Allocation Portfolio, 1.11% for the MetLife Moderate to Aggressive Allocation Portfolio and 1.18% for the MetLife Aggressive Allocation Portfolio. Contract and Policy Owners may be able to realize lower aggregate expenses by investing directly in the underlying portfolios instead of investing in the Portfolios. A Contract or Policy Owner who chooses to invest directly in the underlying portfolios would not, however, receive the asset allocation services provided by MetLife Advisers, LLC. (See the fund prospectus for a description of each Portfolio's target allocation.)

EXAMPLE

This example is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include Contract Owner transaction expenses, Contract fees, separate account annual expenses, and Underlying Fund total annual operating expenses. This example does not represent past or future expenses. Your actual expenses may be more or less than those shown.

The example assume that you invest $10,000 in the Contract for the time periods indicated and that your investment has a 5% return each year. The example reflects the annual Contract administrative charge, factoring in that the charge is waived for contracts over a certain value. Additionally, the example is based on the minimum and maximum Underlying Fund total annual operating expenses shown above, and does not reflect any Underlying Fund fee waivers and/or expense reimbursements.

The example assumes you have elected all of the available optional benefits and that you have allocated all of your Contract Value to either the Underlying Fund with the maximum total annual operating expenses or the Underlying Fund with the minimum total annual operating expenses. The example assumes that the maximum charge of 1.00% for the Guaranteed Minimum Withdrawal Benefit (GMWB I or II) applies in all contract years. Your actual expenses will be less than those shown if you do not elect all of the optional benefits.

EXAMPLE -- This example assumes that you have elected the most expensive death benefit option, the E.S.P. optional death benefit, and the GMWB I or GMWB II (assuming the maximum charge of 1.00% applies in all contract years).


                                                                                          IF CONTRACT IS NOT SURRENDERED OR
                                                   IF CONTRACT IS SURRENDERED              ANNUITIZED AT THE END OF PERIOD
                                                   AT THE END OF PERIOD SHOWN                           SHOWN
                                         ----------------------------------------------  ----------------------------------
FUNDING OPTION                             1 YEAR      3 YEARS     5 YEARS    10 YEARS     1 YEAR      3 YEARS     5 YEARS
--------------                           ----------  ----------  ----------  ----------  ----------  ----------  ----------


Underlying Fund with Maximum Total
Annual Operating Expenses..............    $1,276      $2,152      $3,023      $4,825       $476       $1,432      $2,393
Underlying Fund with Minimum Total
Annual Operating Expenses..............     1,146       1,771       2,403       3,658        346        1,051       1,773

                                             IF
                                          CONTRACT
                                           IS NOT
                                           SURREN-
                                          DERED OR
                                         ANNUITIZED
                                         AT THE END
                                          OF PERIOD
                                            SHOWN
                                         ----------
FUNDING OPTION                            10 YEARS
--------------                           ----------


Underlying Fund with Maximum Total
Annual Operating Expenses..............    $4,825
Underlying Fund with Minimum Total
Annual Operating Expenses..............     3,658


                         CONDENSED FINANCIAL INFORMATION

--------------------------------------------------------------------------------

See Appendices A and B.

                              THE ANNUITY CONTRACT

--------------------------------------------------------------------------------

Vintage XTRA Annuity is a contract between the Contract Owner ("you") and the Company. This is the prospectus -- it is not the Contract. The prospectus highlights many Contract provisions to focus your attention on the Contract's essential features. Your rights and obligations under the Contract will be determined by the language of the Contract itself. When you receive your Contract, we suggest you read it promptly and carefully. There may be differences in your Contract from the descriptions in this prospectus because of the requirements of the state where we issued your Contract. We will include any such differences in your Contract.

The Company offers several different annuities that your investment professional may be authorized to offer to you. Each annuity offers different features and benefits that may be appropriate for you. In particular, the annuities differ based on variations in the standard and optional death benefit protection provided for your beneficiaries, the availability of optional living benefits, the ability to access your Contract Value if necessary and the charges that you will be subject to if you make a withdrawal or surrender the annuity. The separate account charges and other charges may be different between each annuity we offer. Optional death benefits and living benefits are subject to a separate charge for the additional protections they offer to you and your beneficiaries. Furthermore, annuities that offer greater flexibility to access your Contract Value generally are subject to higher separate account charges than annuities that deduct charges if you make a withdrawal or surrender.

We encourage you to evaluate the fees, expenses, benefits and features of this annuity against those of other investment products, including other annuity products offered by us and other insurance companies. Before purchasing this or any other investment product you should consider whether the product you purchase is consistent with your risk tolerance, investment objectives, investment time horizon, financial and tax situation, liquidity needs and how you intend to use the annuity.

You make Purchase Payments to us and we credit them to your Contract. We promise to pay you an income, in the form of Annuity Payments, beginning on a future date that you choose, the Maturity Date. The Purchase Payments accumulate tax deferred in the funding options of your choice. We offer multiple Variable Funding Options. We may also offer a Fixed Account option. Where permitted by law, we reserve the right to restrict Purchase Payments into the Fixed Account whenever the credited interest rate on the Fixed Account is equal to the minimum guaranteed interest rate specified under the Contract. The Contract Owner assumes the risk of gain or loss according to the performance of the Variable Funding Options. The Contract Value is the amount of Purchase Payments and any associated Purchase Payment Credits, plus or minus any investment experience on the amounts you allocate to the Separate Account ("Separate Account Contract Value") or interest on the amounts you allocate to the Fixed Account ("Fixed Account Contract Value"). The Contract Value also reflects all withdrawals made and charges deducted. There is generally no guarantee that at the Maturity Date the Contract Value will equal or exceed the total Purchase Payments made under the Contract. The date the Contract and its benefits become effective is referred to as the Contract Date. Each 12-month period following the Contract Date is called a Contract Year.

Certain changes and elections must be made in writing to the Company. Where the term "Written Request" is used, it means that you must send written information to our Home Office in a form and content satisfactory to us.

The Contract is no longer available to new purchasers. However, you may make additional payments of at least $500 at any time.

Since optional death benefits carry higher charges, you should consider the ages of the owner and Annuitant when electing these benefits, as the additional value provided by the benefit may be significantly reduced or eliminated depending on the ages of the owner and Annuitant at the time of election.

Purchase of this Contract through a tax qualified retirement plan or IRA does not provide any additional tax deferral benefits beyond those provided by the plan or the IRA. Accordingly, if you are purchasing this Contract through a plan or IRA, you should consider purchasing this Contract for its death benefit, annuity option benefits, and other non-tax-related benefits. You should consult with your tax adviser to determine if this Contract is appropriate for you.

CONTRACT OWNER INQUIRIES

Any questions you have about your Contract should be directed to our Home Office at 1-800-842-9325.

PURCHASE PAYMENTS

You may make additional payments of at least $500 at any time. No additional Purchase Payments are allowed if this Contract is purchased with a beneficiary-directed transfer of death benefit proceeds. Under certain circumstances, we may waive the minimum Purchase Payment requirement. Purchase Payments over $1,000,000 may be made only with our prior consent. We may restrict Purchase Payments into the Fixed Account whenever the current credited interest rate for the Fixed Account is equal to the minimum guaranteed rate specified in your Contract.

We accept Purchase Payments made by check or cashier's check. We do not accept cash, money orders or traveler's checks. We reserve the right to refuse purchase payments made via a personal check in excess of $100,000. Purchase payments over $100,000 may be accepted in other forms, including but not limited to, EFT/wire transfers, certified checks, corporate checks, and checks written on financial institutions. The form in which we receive a purchase payment may determine how soon subsequent disbursement requests may be fulfilled. (See "Access To Your Money.")

We will apply the initial Purchase Payment less any applicable premium tax within two business days after we receive it at our Home Office with a properly completed application or order request. If your request or other information accompanying the initial Purchase Payment is incomplete when received, we will hold the Purchase Payment for up to five business days. If we cannot obtain the necessary information within five business days, we will return the Purchase Payment in full, unless you specifically consent for us to keep it until you provide the necessary information.

We will credit any Purchase Payment to a Contract on the same business day we receive it, if it is received in good order by our Home Office by 4:00 p.m. Eastern time. A business day is any day that the New York Stock Exchange is open for regular trading (except when trading is restricted due to an emergency as defined by the Securities and Exchange Commission).

PURCHASE PAYMENT CREDITS

For each Purchase Payment you make, we will add a credit to your Contract Value. For the initial Purchase Payment, and for any additional Purchase Payments made during the first Contract Year, we will determine the amount of the credit based on the greater age of the Contract Owner or the Annuitant at the time the Contract is issued. If the greater attained age is 69 or less, the credit is 5%. If the greater attained age is 70 through age 80, the credit is 4%. For additional Purchase Payments made subsequent to the first Contract Year, the amount of the credit will be determined by the greater attained age of the Contract Owner or the Annuitant at the time of such Purchase Payment. For those additional Purchase Payments, if the greater attained age is 69 or less, the credit is 5% and if the greater attained age is 70 through age 80, the credit is 4%.

We will apply the Purchase Payment Credit to the funding options in the same ratio as the applicable Purchase Payment.

We will deduct the Purchase Payment Credit associated with any Purchase Payment from any proceeds paid if:

     (a)  you return your Contract during the right to return period;

     (b) you (or the Annuitant, with no Contingent Annuitant surviving) die during the 12 months following the application of the Purchase Payment Credit; or

     (c) you surrender or terminate your Contract during the 12 months following the application of the Purchase Payment Credit.

When a Purchase Payment Credit is deducted from a refund amount as described above, the amount we return to you will include any investment gains on the credit. HOWEVER, IF YOU HAVE INVESTMENT LOSSES ON THE CREDIT, WE WILL RECOVER THE ORIGINAL AMOUNT OF THE CREDIT. Additionally, if a Purchase Payment Credit is deducted from a refund amount, no withdrawal charge will be assessed on that Purchase Payment Credit. We will not recapture Purchase Payment Credits from any partial withdrawal. The Code generally requires that interests in a Qualified Contract be nonforfeitable, and it is unclear whether a deduction of Purchase Payment Credits is consistent with those requirements. Please consult a tax advisor.

You should know that over time, particularly in a positive market, the costs associated with the Purchase Payment Credits may exceed the sum of the Purchase Payment Credits and related earnings. You should consider this possibility before purchasing the Contract.

Purchase Payment Credits may not be included in your Remaining Benefit Base under GMWB. Please refer to the description of GMWB for more information.

ACCUMULATION UNITS

The period between the Contract Date and the Maturity Date is the accumulation period. During the accumulation period, an Accumulation Unit is used to calculate the value of a Contract. Each Variable Funding Option has a corresponding Accumulation Unit value. The Accumulation Units are valued each business day and their values may increase or decrease from day to day. The daily change in value of an Accumulation Unit each day is based on the investment performance of the corresponding Underlying Fund, and the deduction of separate account charges shown in the Fee Table in this prospectus. The number of Accumulation Units we will credit to your Contract once we receive a Purchase Payment or transfer request (or, liquidate for a withdrawal request) is determined by dividing the amount directed to each Variable Funding Option (or, taken from each Variable Funding Option) by the value of its Accumulation Unit. Normally, we calculate the value of an Accumulation Unit for each Variable Funding Option as of the close of regular trading (generally 4:00 p.m. Eastern time) each day the New York Stock Exchange is open. After the value is calculated, we credit your Contract. During the annuity period (i.e., after the Maturity Date), you are credited with Annuity Units.

THE VARIABLE FUNDING OPTIONS

You choose the Variable Funding Options to which you allocate your Purchase Payments. From time to time we may make new Variable Funding Options available. These Variable Funding Options are Subaccounts of the Separate Account. The Subaccounts invest in the Underlying Funds. You are not investing directly in the Underlying Fund. Each Underlying Fund is a portfolio of an open-end management investment company that is registered with the SEC under the Investment Company Act of 1940. These Underlying Funds are not publicly traded and are only offered through variable annuity contracts, variable life insurance products, and maybe in some instances, certain retirement plans. They are not the same retail mutual funds as those offered outside of a variable annuity or variable life insurance product, although the investment practices and fund names may be similar and the portfolio managers may be identical. Accordingly, the performance of the retail mutual fund is likely to be different from that of the Underlying Fund.

We select the Underlying Funds offered through this Contract based on several criteria, including asset class coverage, the strength of the adviser's or subadviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor we consider during the selection process is whether the Underlying Fund's adviser or subadviser is one of our affiliates or whether the Underlying Fund, its adviser, its subadviser(s), or an affiliate will make payments to us or our affiliates. In this regard, the profit distributions we receive from our affiliated investment advisers are a component of the total revenue that we consider in configuring the features and investment choices available in the variable insurance products that we and our affiliated insurance companies issue. Since we and our affiliated insurance companies may benefit more from the allocation of assets to portfolios advised by our affiliates than those that are not, we may be more inclined to offer portfolios advised by our affiliates in the variable insurance products we issue. For additional information on these arrangements, see "Payments We Receive." We review the Underlying Funds periodically and may remove an Underlying Fund or limit its availability to new Purchase Payments and/or transfers of Contract Value if we determine that the Underlying Fund no longer meets one or more of the selection criteria, and/or if the Underlying Fund has not attracted significant allocations from Contract Owners. In some cases, we have included Underlying Funds based on recommendations made by broker-dealer firms. When the Company develops a variable annuity product in cooperation with a fund family or distributor (e.g. a "private label" product) the Company will generally include Underlying Funds based on recommendations made by the fund family or distributor, whose selection criteria may differ from the Company's selection criteria.

WE DO NOT PROVIDE ANY INVESTMENT ADVICE AND DO NOT RECOMMEND OR ENDORSE ANY PARTICULAR UNDERLYING FUND. YOU BEAR THE RISK OF ANY DECLINE IN THE CONTRACT VALUE OF YOUR CONTRACT RESULTING FROM THE PERFORMANCE OF THE UNDERLYING FUNDS YOU HAVE CHOSEN.

If investment in the Underlying Funds or a particular Underlying Fund is no longer possible, in our judgment becomes inappropriate for purposes of the Contract, or for any other reason in our sole discretion, we may substitute another Underlying Fund or Underlying Funds without your consent. The substituted Underlying Fund may have different fees and expenses. Substitution may be made with respect to existing investments or the investment of future Purchase Payments, or both. However, we will not make such substitution without any necessary approval of the Securities and Exchange Commission and applicable state insurance departments. Furthermore, we may close Underlying Funds to allocations of Purchase Payments or Contract Value, or both, at any time in our sole discretion.

In certain circumstances, the Company's ability to remove or replace an Underlying Fund may be limited by the terms of a five-year agreement between MetLife, Inc. (MetLife) and Legg Mason, Inc. (Legg Mason) relating to the use of certain Underlying Funds advised by Legg Mason affiliates. The agreement sets forth the conditions under which the Company can remove an Underlying Fund, which, in some cases, may differ from the Company's own selection criteria. In addition, during the term of the agreement, subject to the Company's fiduciary and other legal duties, the Company is generally obligated in the first instance to consider Underlying Funds advised by Legg Mason affiliates in seeking to make a substitution for an Underlying Fund advised by a Legg Mason affiliate. The agreement was originally entered into on July 1, 2005 by MetLife and certain affiliates of Citigroup Inc. (Citigroup) as part of MetLife's acquisition of The Travelers Insurance Company and The Travelers Life and Annuity Company from Citigroup. Legg Mason replaced the Citigroup affiliates as a party to the agreement when Citigroup sold its asset management business to Legg Mason.

PAYMENTS WE RECEIVE. As described above, an investment adviser (other than our affiliates MetLife Advisers, LLC, and Met Investors Advisory LLC) or subadviser of an Underlying Fund, or its affiliates, may make payments to the

Company and/or certain of our affiliates. These payments may be used for any corporate purpose, including payment of expenses that the Company and/or its affiliates incur in promoting, marketing, and administering the Contracts and, in its role as an intermediary, the Underlying Funds. The Company and its affiliates will profit from these payments. These payments may be derived, in whole or in part, from the advisory fee deducted from Underlying Fund assets. Contract Owners, through their indirect investment in the Underlying Funds, bear the costs of these advisory fees (see the Underlying Funds' prospectuses for more information). The amount of the payments we receive is based on a percentage of assets of the Underlying Funds attributable to the Contracts and certain other variable insurance products that the Company and its affiliates issue. These percentages differ and some advisers or subadvisers (or other affiliates) may pay the Company more than others. These percentages currently range up to 0.50%.

Additionally, an investment adviser or subadviser of an Underlying Fund or its affiliates may provide the Company with wholesaling services that assist in the distribution of the Contracts and may pay the Company and/or certain of our affiliates amounts to participate in sales meetings. These amounts may be significant and may provide the adviser or subadviser (or their affiliate) with increased access to persons involved in the distribution of the Contracts.

The Company and/or certain of its affiliated insurance companies have joint ownership interests in its affiliated investment advisers MetLife Advisers, LLC and Met Investors Advisory LLC, which are formed as "limited liability companies." The Company's ownership interests in MetLife Advisers, LLC and Met Investors Advisory LLC entitle us to profit distributions if the adviser makes a profit with respect to the advisory fees it receives from the Underlying Fund. The Company will benefit accordingly from assets allocated to the Underlying Funds to the extent they result in profits to the advisers. (See "Fee
Table -- Underlying Fund Fees and Expenses" for information on the management fees paid by the Underlying Funds and the Statement of Additional Information for the Underlying Funds for information on the management fees paid by the advisers to the subadvisers.)

Certain Underlying Funds have adopted a Distribution Plan under Rule 12b-1 of the Investment Company Act of 1940. An Underlying Fund's 12b-1 Plan, if any, is described in more detail in the Underlying Fund's prospectus. (See "Fee Table--Underlying Fund Fees and Expenses" and "Other Information--Distribution of Variable Annuity Contracts.") Any payments we receive pursuant to those 12b-1 Plans are paid to us or our distributor. Payments under a Underlying Fund's 12b-1 Plan decrease the Underlying Fund's investment return.

The agreement described above between MetLife and Legg Mason also obligates Legg Mason affiliates to continue on their current terms certain arrangements under which we receive payments in connection with our provision of administrative, marketing or other support services to the Underlying Funds advised or subadvised by Legg Mason affiliates.

We make certain payments to American Funds Distributors, Inc., principal underwriter for the American Funds Insurance Series. (See "Distribution of the Contracts")

Each Underlying Fund has different investment objectives and risks. The Underlying Fund prospectuses contain more detailed information on each Underlying Fund's investment strategy, investment advisers and its fees. You may obtain an Underlying Fund prospectus by calling 1-800-842-9325 or through your registered representative. We do not guarantee the investment results of the Underlying Funds.

The current Underlying Funds are listed below, along with their investment advisers and any subadviser:


             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------


AMERICAN FUNDS INSURANCE SERIES
     American Funds Global Growth  Seeks capital appreciation         Capital Research and Management
       Fund -- Class 2             through stocks.                    Company
     American Funds Growth         Seeks capital appreciation         Capital Research and Management
       Fund -- Class 2             through stocks.                    Company
     American Funds Growth-Income  Seeks both capital appreciation    Capital Research and Management
       Fund -- Class 2             and income.                        Company
FIDELITY(R) VARIABLE INSURANCE
  PRODUCTS
     VIP Contrafund(R)             Seeks long-term capital            Fidelity Management & Research
       Portfolio -- Service Class  appreciation.                      Company
     VIP Mid Cap                   Seeks long-term growth of          Fidelity Management & Research
       Portfolio -- Service Class  capital.                           Company
       2

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------

FRANKLIN TEMPLETON VARIABLE
  INSURANCE PRODUCTS TRUST
     Franklin Income Securities    Seeks to maximize income while     Franklin Advisers, Inc.
       Fund -- Class 2             maintaining prospects for capital
                                   appreciation.
     Franklin Small-Mid Cap        Seeks long-term capital growth.    Franklin Advisers, Inc.
       Growth Securities
       Fund -- Class 2(+)
     Templeton Developing Markets  Seeks long-term capital            Templeton Asset Management Ltd.
       Securities Fund -- Class 2  appreciation.
     Templeton Foreign Securities  Seeks long-term capital growth.    Templeton Investment Counsel, LLC
       Fund -- Class 2                                                Subadviser: Franklin Templeton
                                                                      Investment Management Limited
JANUS ASPEN SERIES
     Mid Cap Growth                Seeks long-term growth of          Janus Capital Management LLC
       Portfolio -- Service        capital.
       Shares
LEGG MASON PARTNERS VARIABLE
  EQUITY TRUST
  Legg Mason Partners Variable     Seeks capital appreciation.        Legg Mason Partners Fund Advisor,
     Aggressive Growth                                                LLC
     Portfolio -- Class I                                             Subadviser: ClearBridge Advisors,
                                                                      LLC
     Legg Mason Partners Variable  Seeks long-term appreciation of    Legg Mason Partners Fund Advisor,
       Appreciation                capital.                           LLC
       Portfolio -- Class I                                           Subadviser: ClearBridge Advisors,
                                                                      LLC
     Legg Mason Partners Variable  Seeks total return (that is, a     Legg Mason Partners Fund Advisor,
       Capital and Income          combination of income and long-    LLC
       Portfolio -- Class II       term capital appreciation).        Subadviser: ClearBridge Advisors,
                                                                      LLC and Western Asset Management
                                                                      Company
     Legg Mason Partners Variable  Seeks capital appreciation,        Legg Mason Partners Fund Advisor,
       Dividend Strategy           principally through investments    LLC
       Portfolio(+)                in dividend-paying stocks.         Subadviser: ClearBridge Advisors,
                                                                      LLC
     Legg Mason Partners Variable  Seeks investment results that,     Legg Mason Partners Fund Advisor,
       Equity Index                before expenses, correspond to     LLC
       Portfolio -- Class II       the price and yield performance    Subadviser: Batterymarch
                                   of the S&P 500 Index.              Financial Management, Inc.
     Legg Mason Partners Variable  Seeks long-term capital growth.    Legg Mason Partners Fund Advisor,
       Fundamental Value           Current income is a secondary      LLC
       Portfolio -- Class I        consideration.                     Subadviser: ClearBridge Advisors,
                                                                      LLC
     Legg Mason Partners Variable  Seeks total return on assets from  Legg Mason Partners Fund Advisor,
       International All Cap       growth of capital and income.      LLC
       Opportunity Portfolio                                          Subadviser: Brandywine Global
                                                                      Investment Management, LLC
     Legg Mason Partners Variable  Seeks long-term growth of          Legg Mason Partners Fund Advisor,
       Investors                   capital, with growth of current    LLC
       Portfolio -- Class I        income as a secondary objective.   Subadviser: ClearBridge Advisors,
                                                                      LLC
     Legg Mason Partners Variable  Seeks long term growth of          Legg Mason Partners Fund Advisor,
       Large Cap Growth            capital.                           LLC
       Portfolio -- Class I                                           Subadviser: ClearBridge Advisors,
                                                                      LLC
     Legg Mason Partners Variable  Seeks long-term growth of          Legg Mason Partners Fund Advisor,
       Mid Cap Core                capital.                           LLC
       Portfolio -- Class I                                           Subadviser: ClearBridge Advisors,
                                                                      LLC
     Legg Mason Partners Variable  Seeks long-term growth of          Legg Mason Partners Fund Advisor,
       Multiple Discipline         capital.                           LLC
       Portfolio -- All Cap                                           Subadviser: ClearBridge Advisors,
       Growth and Value                                               LLC
     Legg Mason Partners Variable  Seeks long-term growth of          Legg Mason Partners Fund Advisor,
       Multiple Discipline         capital.                           LLC
       Portfolio -- Global All                                        Subadviser: ClearBridge Advisors,
       Cap Growth and Value                                           LLC
     Legg Mason Partners Variable  Seeks long-term growth of          Legg Mason Partners Fund Advisor,
       Multiple Discipline         capital.                           LLC
       Portfolio -- Large Cap                                         Subadviser: ClearBridge Advisors,
       Growth and Value                                               LLC
     Legg Mason Partners Variable  Seeks long term growth of          Legg Mason Partners Fund Advisor,
       Small Cap Growth            capital.                           LLC
       Portfolio(+)                                                   Subadviser: ClearBridge Advisors,
                                                                      LLC

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------

LEGG MASON PARTNERS VARIABLE
  INCOME TRUST
     Legg Mason Partners Variable  Seeks to provide high current      Legg Mason Partners Fund Advisor,
       Adjustable Rate Income      income and to limit the degree of  LLC
       Portfolio                   fluctuation of its net asset       Subadviser: Western Asset
                                   value resulting from movements in  Management Company
                                   interest rates.
     Legg Mason Partners Variable  Seeks high current income.         Legg Mason Partners Fund Advisor,
       Diversified Strategic                                          LLC
       Income Portfolio -- Class                                      Subadviser: Western Asset
       I(+)                                                           Management Company
     Legg Mason Partners Variable  Seeks high current income.         Legg Mason Partners Fund Advisor,
       High Income Portfolio       Secondarily, seeks capital         LLC
                                   appreciation.                      Subadviser: Western Asset
                                                                      Management Company and Western
                                                                      Asset Management Company Limited
     Legg Mason Partners Variable  Seeks to maximize current income   Legg Mason Partners Fund Advisor,
       Money Market Portfolio      consistent with preservation of    LLC
                                   capital.                           Subadviser: Western Asset
                                                                      Management Company
MET INVESTORS SERIES TRUST
     BlackRock Large-Cap Core      Seeks long-term capital growth.    Met Investors Advisory, LLC
       Portfolio -- Class E                                           Subadviser: BlackRock Advisors,
                                                                      LLC
     Dreman Small-Cap Value        Seeks capital appreciation.        Met Investors Advisory, LLC
       Portfolio -- Class A                                           Subadviser: Dreman Value
                                                                      Management L.L.C.
     Harris Oakmark International  Seeks long-term capital            Met Investors Advisory, LLC
       Portfolio -- Class A        appreciation.                      Subadviser: Harris Associates
                                                                      L.P.
     Janus Forty                   Seeks capital appreciation.        Met Investors Advisory, LLC
       Portfolio -- Class A                                           Subadviser: Janus Capital
                                                                      Management LLC
     Lazard Mid-Cap                Seeks long-term growth of          Met Investors Advisory, LLC
       Portfolio -- Class B        capital.                           Subadviser: Lazard Asset
                                                                      Management LLC
     Lord Abbett Growth and        Seeks long-term growth of capital  Met Investors Advisory, LLC
       Income Portfolio -- Class   and current income without         Subadviser: Lord, Abbett & Co.
       B                           excessive fluctuations in the      LLC
                                   market value.
     Lord Abbett Mid-Cap Value     Seeks capital appreciation         Met Investors Advisory, LLC
       Portfolio -- Class B        through investments, primarily in  Subadviser: Lord, Abbett & Co.
                                   equity securities which are        LLC
                                   believed to be undervalued in the
                                   marketplace.
     Met/AIM Capital Appreciation  Seeks capital appreciation.        Met Investors Advisory, LLC
       Portfolio -- Class A                                           Subadviser:  A I M Capital
                                                                      Management, Inc.
     Met/AIM Small Cap Growth      Seeks long-term growth of          Met Investors Advisory, LLC
       Portfolio -- Class A        capital.                           Subadviser:  A I M Capital
                                                                      Management, Inc.
     MFS(R) Research               Seeks capital appreciation.        Met Investors Advisory, LLC
       International                                                  Subadviser: Massachusetts
       Portfolio -- Class B(+)                                        Financial Services Company
     MFS(R) Value                  Seeks capital appreciation and     Met Investors Advisory, LLC
       Portfolio -- Class A        reasonable income.                 Subadviser: Massachusetts
                                                                      Financial Services Company
     Neuberger Berman Real Estate  Seeks to provide total return      Met Investors Advisory, LLC
       Portfolio -- Class A        through investment in real estate  Subadviser: Neuberger Berman
                                   securities, emphasizing both       Management, Inc.
                                   capital appreciation and current
                                   income.
     PIMCO Inflation Protected     Seeks to provide maximum real      Met Investors Advisory LLC
       Bond Portfolio -- Class A   return, consistent with            Subadviser: Pacific Investment
                                   preservation of capital and        Management Company LLC
                                   prudent investment management.
     Pioneer Fund                  Seeks reasonable income and        Met Investors Advisory, LLC
       Portfolio -- Class A        capital growth.                    Subadviser: Pioneer Investment
                                                                      Management, Inc.
     Pioneer Strategic Income      Seeks a high level of current      Met Investors Advisory, LLC
       Portfolio -- Class A        income.                            Subadviser: Pioneer Investment
                                                                      Management, Inc.
     Third Avenue Small Cap Value  Seeks long-term capital            Met Investors Advisory, LLC
       Portfolio -- Class B        appreciation.                      Subadviser: Third Avenue
                                                                      Management LLC

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------

METROPOLITAN SERIES FUND, INC.
     BlackRock Aggressive Growth   Seeks maximum capital              MetLife Advisers, LLC
       Portfolio -- Class D        appreciation.                      Subadviser: BlackRock Advisors,
                                                                      LLC
     BlackRock Bond Income         Seeks competitive total return     MetLife Advisers, LLC
       Portfolio -- Class E        primarily from investing in        Subadviser: BlackRock Advisors,
                                   fixed-income securities.           LLC
     Capital Guardian U.S. Equity  Seeks long-term growth of          MetLife Advisers, LLC
       Portfolio -- Class A        capital.                           Subadviser: Capital Guardian
                                                                      Trust Company
     FI Large Cap                  Seeks long-term growth of          MetLife Advisers, LLC
       Portfolio -- Class A        capital.                           Subadviser: Fidelity Management &
                                                                      Research Company
     FI Value Leaders              Seeks long-term growth of          MetLife Advisers, LLC
       Portfolio -- Class D        capital.                           Subadviser: Fidelity Management &
                                                                      Research Company
     MetLife Aggressive            Seeks growth of capital.           MetLife Advisers, LLC
       Allocation
       Portfolio -- Class B
     MetLife Conservative          Seeks a high level of current      MetLife Advisers, LLC
       Allocation                  income, with growth of capital as
       Portfolio -- Class B        a secondary objective.
     MetLife Conservative to       Seeks high total return in the     MetLife Advisers, LLC
       Moderate Allocation         form of income and growth of
       Portfolio -- Class B        capital, with a greater emphasis
                                   on income.
     MetLife Moderate Allocation   Seeks a balance between a high     MetLife Advisers, LLC
       Portfolio -- Class B        level of current income and
                                   growth of capital, with a greater
                                   emphasis on growth of capital.
     MetLife Moderate to           Seeks growth of capital.           MetLife Advisers, LLC
       Aggressive Allocation
       Portfolio -- Class B
     MFS(R) Total Return           Seeks a favorable total return     MetLife Advisers, LLC
       Portfolio -- Class F        through investment in a            Subadviser: Massachusetts
                                   diversified portfolio.             Financial Services Company
     Oppenheimer Global Equity     Seeks capital appreciation.        MetLife Advisers, LLC
       Portfolio -- Class B                                           Subadviser: OppenheimerFunds,
                                                                      Inc.
     T. Rowe Price Large Cap       Seeks long-term growth of capital  MetLife Advisers, LLC
       Growth Portfolio -- Class   and, secondarily, dividend         Subadviser: T. Rowe Price
       B(+)                        income.                            Associates Inc.
PIMCO VARIABLE INSURANCE TRUST
     Total Return                  Seeks maximum total return,        Pacific Investment Management
       Portfolio -- Administra-    consistent with preservation of    Company LLC
       tive Class                  capital and prudent investment
                                   management.
PUTNAM VARIABLE TRUST
  Putnam VT Discovery Growth       Seeks long-term growth of          Putnam Investment Management, LLC
     Fund -- Class IB(+)           capital.
VAN KAMPEN LIFE INVESTMENT TRUST
     Strategic Growth              Seeks capital appreciation.        Van Kampen Asset Management
       Portfolio -- Class I(+)



+ Not available under all Contracts. Availability depends on Contract issue date.

Certain Underlying Funding Options have been subject to a merger, substitution or other change. Please see "Appendix C -- Additional Information Regarding Underlying Funds" for more information.

                                  FIXED ACCOUNT

--------------------------------------------------------------------------------

We may offer our Fixed Account as a funding option. Please see Appendix D for more information.

                             CHARGES AND DEDUCTIONS

--------------------------------------------------------------------------------

GENERAL

We deduct the charges described below. The charges are for the services and benefits we provide, costs and expenses we incur, and risks we assume under the Contracts. Services and benefits we provide include:

     - the ability for you to make withdrawals and surrenders under the Contracts

     - the death benefit paid on the death of the Contract Owner, Annuitant, or first of the joint owners

     - the available funding options and related programs (including dollar cost averaging, portfolio rebalancing, and systematic withdrawal programs)

     - administration of the annuity options available under the Contracts and

     -    the distribution of various reports to Contract Owners

Costs and expenses we incur include:

     - losses associated with various overhead and other expenses associated with providing the services and benefits provided by the Contracts

     - sales and marketing expenses including commission payments to your registered representative and

     -    other costs of doing business

Risks we assume include:

     - that Annuitants may live longer than estimated when the annuity factors under the Contracts were established

     - that the amount of the death benefit will be greater than the Contract Value and

     - that the costs of providing the services and benefits under the Contracts will exceed the charges deducted

We may also deduct a charge for taxes.

Unless otherwise specified, charges are deducted proportionately from all funding options in which you are invested.

The amount of a charge may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designated charge. For example, the withdrawal charge we collect may not fully cover all of the sales and distribution expenses we actually incur. We may also profit on one or more of the charges. We may use any such profits for any corporate purpose, including the payment of sales expenses.

WITHDRAWAL CHARGE

We do not deduct a sales charge from Purchase Payments when they are made to the Contract. However, a withdrawal charge will apply if Purchase Payments and any associated Purchase Payment Credits are withdrawn before they have been in the Contract for nine years. We will assess the charge as a percentage of the Purchase Payment and any associated Purchase Payment Credits withdrawn as follows:


     YEARS SINCE PURCHASE PAYMENT MADE
------------------------------------------
GREATER THAN OR EQUAL TO     BUT LESS THAN    WITHDRAWAL CHARGE
------------------------     -------------    -----------------


         0 years                4 years               8%
         4 years                5 years               7%
         5 years                6 years               6%
         6 years                7 years               5%
         7 years                8 years               3%
         8 years                9 years               1%
        9 + years                                     0%

For purposes of the withdrawal charge calculation, withdrawals are deemed to be taken first from:

     (a) any Purchase Payment and any associated Purchase Payment Credits to which no withdrawal charge applies then

     (b) any remaining free withdrawal allowance (as described below) (after being reduced by (a)), then

     (c) any remaining Purchase Payment and any associated Purchase Payment Credits to which a withdrawal charge applies (on a first-in, first-out basis), then;

     (d)  any Contract earnings.

Unless you instruct us otherwise, we will deduct the withdrawal charge from the amount requested.

We will not deduct a withdrawal charge if Purchase Payments and associated credits are distributed:

     - due to the death of the Contract Owner or the Annuitant (with no Contingent Annuitant surviving)

     -    under the Managed Distribution Program, or

     -    under the Nursing Home Confinement provision (as described in Appendix
          E)

FREE WITHDRAWAL ALLOWANCE

Beginning in the second Contract Year, you may withdraw up to 10% of the Contract Value annually, without a withdrawal charge. We calculate the available withdrawal amount as of the end of the previous Contract Year. We reserve the right to not permit the provision on a full surrender.

Any withdrawal is subject to federal income taxes on the taxable portion. In addition, a 10% federal penalty may be assessed on any withdrawal if the Contract Owner is under age 59 1/2. You should consult with your tax adviser regarding the tax consequences of a withdrawal.

TRANSFER CHARGE

We reserve the right to assess a transfer charge of up to $10.00 on transfers exceeding 12 per year. We will notify you in writing at your last known address at least 31 days before we impose any such transfer charge.

ADMINISTRATIVE CHARGES

There are two administrative charges: the $40 annual Contract administrative charge and the administrative expense charge. We will deduct the annual Contract administrative charge on the fourth Friday of each August. This charge compensates us for expenses incurred in establishing and maintaining the Contract and we will prorate this charge (i.e. calculate) from the date of purchase. We will prorate this charge if you surrender your Contract, or if we terminate your Contract. We will not deduct a Contract administrative charge from the Fixed Account or:

     (1)  from the distribution of death proceeds;

     (2)  after an annuity payout has begun; or

     (3) if the Contract Value on the date of assessment equals or is greater than $100,000.

We deduct the administrative expense charge (sometimes called "Subaccount administrative charge") on each business day from amounts allocated to the Variable Funding Options to compensate the Company for certain related administrative and operating expenses. The charge equals, on an annual basis, 0.15% of the daily net asset value allocated to each of the Variable Funding Options, and is reflected in our Accumulation and Annuity Unit value calculations.

MORTALITY AND EXPENSE RISK CHARGE

Each business day, we deduct a mortality and expense risk ("M&E") charge from amounts held in the Variable Funding Options. We reflect the deduction in our calculation of Accumulation and Annuity Unit values. The charges stated are the maximum for this product. We reserve the right to lower this charge at any time. If you choose the

Standard Death Benefit, the M&E charge is 1.25% annually. If you choose the Enhanced Death Benefit, the M&E charge is 1.45% annually. This charge compensates the Company for risks assumed, benefits provided and expenses incurred, including the payment of commissions to your sales agent.

VARIABLE LIQUIDITY BENEFIT CHARGE

If the Variable Liquidity Benefit is selected, there is a maximum charge of 8% of the amounts withdrawn. This charge is not assessed during the accumulation phase.

We will assess the charge as a percentage of the total benefit received as follows:


   YEARS SINCE INITIAL PURCHASE PAYMENT
------------------------------------------
GREATER THAN OR EQUAL TO     BUT LESS THAN    WITHDRAWAL CHARGE
------------------------     -------------    -----------------


         0 years                4 years               8%
         4 years                5 years               7%
         5 years                6 years               6%
         6 years                7 years               5%
         7 years                8 years               3%
         8 years                9 years               1%
        9 + years                                     0%


Please refer to Payment Options for a description of this benefit.

ENHANCED STEPPED-UP PROVISION CHARGE

If the E.S.P. option is selected, a charge is deducted each business day from amounts held in the Variable Funding Options. The charge equals, on an annual basis, a maximum of 0.20% of the amounts held in each funding option. The E.S.P. option is available if the owner and Annuitant are both age 75 or younger on the Contract Date.

GUARANTEED MINIMUM WITHDRAWAL BENEFIT CHARGE

If you elect to add a GMWB rider to your Contract, a charge is deducted each business day from amounts held in the Variable Funding Options. The charge depends on which GWMB rider you select. The current charge for each rider is as follows: GMWB I: 0.40%; GMWB II: 0.50%; and GMWB III: 0.25%. Your current charge will not change unless you are able to reset your benefits, at which time we may modify the charge, which will never exceed 1.00%.

VARIABLE FUNDING OPTION EXPENSES

We summarized the charges and expenses of the Underlying Funds in the fee table. Please review the prospectus for each Underlying Fund for a more complete description of that fund and its expenses. Underlying Fund expenses are not fixed or guaranteed and are subject to change by the Fund.

PREMIUM TAX

Certain state and local governments charge premium taxes ranging from 0% to 3.5%, depending upon jurisdiction. We are responsible for paying these taxes and will determine the method used to recover premium tax expenses incurred. We will deduct any applicable premium taxes from your Contract Value either upon death, surrender, annuitization, or at the time you make Purchase Payments to the Contract, but no earlier than when we have a tax liability under state law.

CHANGES IN TAXES BASED UPON PREMIUM OR VALUE

If there is any change in a law assessing taxes against the Company based upon premiums, contract gains or value of the Contract, we reserve the right to charge you proportionately for this tax.

                                    TRANSFERS

--------------------------------------------------------------------------------

Subject to the limitations described below, you may transfer all or part of your Contract Value between Variable Funding Options at any time up to 30 days before the Maturity Date. After the Maturity Date, you may make transfers only if allowed by your Contract or with our consent. Transfer requests received at our Home Office that are in good order before the close of the New York Stock Exchange (NYSE) will be processed according to the value(s) next computed following the close of business. Transfer requests received on a non-business day or after the close of the NYSE will be processed based on the value(s) next computed on the next business day.

Where permitted by state law, we reserve the right to restrict transfers from the Variable Funding Options to the Fixed Account whenever the credited interest rate on the Fixed Account is equal to the minimum guaranteed interest rate specified under the Contract.

Currently, there are no charges for transfers; however, we reserve the right to charge a fee for any transfer request, which exceeds twelve per year. Since each Underlying Fund may have different overall expenses, a transfer of Contract Values from one Variable Funding Option to another could result in your investment becoming subject to higher or lower expenses. Also, when making transfers, you should consider the inherent risks associated with the Variable Funding Options to which your Contract Value is allocated.

MARKET TIMING/EXCESSIVE TRADING

Frequent requests from Contract Owners to transfer Contract Value may dilute the value of an Underlying Fund's shares if the frequent trading involves an attempt to take advantage of pricing inefficiencies created by a lag between a change in the value of the securities held by the Underlying Fund and the reflection of that change in the Underlying Fund's share price ("arbitrage trading"). Regardless of the existence of pricing inefficiencies, frequent transfers may also increase brokerage and administrative costs of the Underlying Funds and may disrupt Underlying Fund management strategy, requiring an Underlying Fund to maintain a high cash position and possibly resulting in lost investment opportunities and forced liquidations ("disruptive trading"). Accordingly, arbitrage trading and disruptive trading activities (referred to collectively as "market timing") may adversely affect the long-term performance of the Underlying Funds, which may in turn adversely affect Contract Owners and other persons who may have an interest in the Contracts (e.g., annuitants and beneficiaries).

We have policies and procedures that attempt to detect and deter frequent transfers in situations where we determine there is a potential for arbitrage trading. Currently, we believe that such situations may be presented in the international, small-cap, and high-yield Underlying Funds, i.e., American Funds Global Growth Fund, Dreman Small-Cap Value Portfolio, Franklin Small-Mid Cap Growth Securities Fund, Harris Oakmark International Portfolio, Legg Mason Partners Variable Diversified Strategic Income Portfolio, Legg Mason Partners Variable High Income Portfolio, Legg Mason Partners Variable International All Cap Opportunity Portfolio, Legg Mason Partners Variable Small Cap Growth Portfolio, Met/AIM Small Cap Growth Portfolio, MFS(R) Research International Portfolio, Oppenheimer Global Equity Portfolio, Pioneer Strategic Income Portfolio, Templeton Developing Markets Securities Fund, Templeton Foreign Securities Fund and Third Avenue Small Cap Value Portfolio (the "Monitored Portfolios"), and we monitor transfer activity in those Monitored Portfolios. In addition, as described below, we treat all American Funds Insurance Series portfolios ("American Funds portfolios") as Monitored Portfolios. We employ various means to monitor transfer activity, such as examining the frequency and size of transfers into and out of the Monitored Portfolios within given periods of time. For example, we currently monitor transfer activity to determine if, for each of the Monitored Portfolios, in a three-month period there were two or more "round-trips" of a certain dollar amount or greater. A round-trip is defined as a transfer in followed by a transfer out within the next 10 calendar days, or a transfer out followed by a transfer in within the next 10 calendar days. In the case of a Contract that has been restricted previously, a single round-trip of a certain dollar amount or greater will trigger the transfer restrictions described below.

We do not believe that other Underlying Funds present a significant opportunity to engage in arbitrage trading and therefore do not monitor transfer activity in those Underlying Funds. We may change the Monitored Portfolios at any time without notice in our sole discretion. In addition to monitoring transfer activity in certain Underlying Funds, we rely on the Underlying Funds to bring any potential disruptive trading activity they identify to our attention for investigation on a case-by-case basis. We will also investigate other harmful transfer activity that we identify from time to time. We may revise these policies and procedures in our sole discretion at any time without prior notice.

AMERICAN FUNDS MONITORING POLICY. As a condition to making their portfolios available in our products, American Funds requires us to treat all American Funds portfolios as Monitored Portfolios under our current market timing and excessive trading policies and procedures. Further, American Funds requires us to impose additional specified monitoring criteria for all American Funds portfolios available under the Contract, regardless of the potential for arbitrage trading. We are required to monitor transfer activity in American Funds portfolios to determine if there were two or more transfers in followed by transfers out, in each case of a certain dollar amount or greater, in any 30-day period. A first violation of the American Funds monitoring policy will result in a written notice of violation; any additional violation will result in the imposition of the transfer restrictions described below. Further, as Monitored Portfolios, American Funds portfolios also will be subject to our current market timing and excessive trading policies, procedures and restrictions, and transfer restrictions may be imposed upon a violation of either monitoring policy.

Our policies and procedures may result in transfer restrictions being applied to deter market timing. Currently, when we detect transfer activity in the Monitored Portfolios that exceeds our current transfer limits, or other transfer activity that we believe may be harmful to other Owners or other persons who have an interest in the Contracts, we will exercise our contractual right to restrict your number of transfers to one every six months. In addition, we also reserve the right, but do not have the obligation, to further restrict the right to request transfers by any market timing firm or any other third party who has been authorized to initiate transfers on behalf of multiple Contract Owners. We may, among other things:

     - reject the transfer instructions of any agent acting under a power of attorney on behalf of more than one Owner, or

     - reject the transfer or exchange instructions of individual Owners who have executed pre-authorized transfer forms which are submitted by market timing firms or other third parties on behalf of more than one Owner.

Transfers made under a Dollar Cost Averaging Program, a rebalancing program or, if applicable, any asset allocation program described in this prospectus are not treated as transfers when we evaluate trading patterns for market timing.

The detection and deterrence of harmful transfer activity involves judgments that are inherently subjective, such as the decision to monitor only those Underlying Funds that we believe are susceptible to arbitrage trading or the determination of the transfer limits. Our ability to detect and/or restrict such transfer activity may be limited by operational and technological systems, as well as our ability to predict strategies employed by Owners to avoid such detection. Our ability to restrict such transfer activity also may be limited by provisions of the Contract. Accordingly, there is no assurance that we will prevent all transfer activity that may adversely affect Owners and other persons with interests in the Contracts. We do not accommodate market timing in any Underlying Fund and there are no arrangements in place to permit any Contract Owner to engage in market timing; we apply our policies and procedures without exception, waiver, or special arrangement.

The Underlying Funds may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares and we reserve the right to enforce these policies and procedures. For example, Underlying Funds may assess a redemption fee (which we reserve the right to collect) on shares held for a relatively short period. The prospectuses for the Underlying Funds describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. Although we may not have the contractual authority or the operational capacity to apply the frequent trading policies and procedures of the Underlying Funds, we have entered into a written agreement, as required by SEC regulation, with each Underlying Fund or its principal underwriter that obligates us to provide to the Underlying Fund promptly upon request certain information about the trading activity of individual Contract Owners, and to execute instructions from the Underlying Fund to restrict or prohibit further purchases or transfers by specific Contract Owners who violate the frequent trading policies established by the Underlying Fund.

In addition, Contract Owners and other persons with interests in the contracts should be aware that the purchase and redemption orders received by the Underlying Funds generally are "omnibus" orders from intermediaries, such as retirement plans or separate accounts funding variable insurance contracts. The omnibus orders reflect the aggregation and netting of multiple orders from individual owners of variable insurance contracts and/or individual retirement plan participants. The omnibus nature of these orders may limit the Underlying Funds in their ability to apply their frequent trading policies and procedures. In addition, the other insurance companies and/or retirement plans may have different policies and procedures or may not have any such policies and procedures because of contractual limitations. For these reasons, we cannot guarantee that the Underlying Funds (and thus Contract

Owners) will not be harmed by transfer activity relating to other insurance companies and/or retirement plans that may invest in the Underlying Funds. If an Underlying Fund believes that an omnibus order reflects one or more transfer requests from Contract Owners engaged in disruptive trading activity, the Underlying Fund may reject the entire omnibus order.

In accordance with applicable law, we reserve the right to modify or terminate the transfer privilege at any time. We also reserve the right to defer or restrict the transfer privilege at any time that we are unable to purchase or redeem shares of any of the Underlying Funds, including any refusal or restriction on purchases or redemptions of their shares as a result of their own policies and procedures on market timing activities (even if an entire omnibus order is rejected due to the market timing activity of a single Contract Owner). You should read the Underlying Fund prospectuses for more details.

DOLLAR COST AVERAGING

Dollar cost averaging or the pre-authorized transfer program (the "DCA Program") allows you to transfer a set dollar amount to other funding options on a monthly or quarterly basis during the accumulation phase of the Contract. Using this method, you will purchase more Accumulation Units in a funding option if the value per unit is low and will purchase fewer Accumulation Units if the value per unit is high. Therefore, you may achieve a lower-than-average cost per unit in the long run if you have the financial ability to continue the program over a long enough period of time. Dollar cost averaging does not assure a profit or protect against a loss.

You may elect the DCA Program through Written Request or other method acceptable to us. You must have a minimum total Contract Value of $5,000 to enroll in the DCA Program. The minimum amount that may be transferred through this program is $400. There is no additional fee to participate in the DCA Program.

You may establish pre-authorized transfers of Contract Values from the Fixed Account, subject to certain restrictions. Under the DCA Program, automated transfers from the Fixed Account may not deplete your Fixed Account Value in less than twelve months from your enrollment in the DCA Program.

In addition to the DCA Program, within the Fixed Account, we may credit increased interest rates to Contract Owners under an administrative Special DCA Program established at our discretion, depending on availability and state law. Under this program, the Contract Owner may pre-authorize level transfers to any of the funding options under a 6 Month, 12 Month or 24 Month Special DCA Program. The programs may have different credited interest rates. We must transfer all Purchase Payments and accrued interest on a level basis to the selected funding options in the applicable time period. Under each program, the interest will accrue only on the remaining amounts in the Special DCA Program. For example, under the 12 Month program, the interest rate can accrue up to 12 months on the remaining amounts in the Special DCA Program and we must transfer all Purchase Payments and accrued interest in this program on a level basis to the selected funding options in 12 months.

The pre-authorized transfers will begin after the initial program Purchase Payment and complete enrollment instructions are received by the Company. If we do not receive complete program enrollment instructions within 15 days of receipt of the initial program Purchase Payment, the entire balance in the program will be transferred into the Money Market Variable Funding Option.

You may start or stop participation in the DCA Program at any time, but you must give the Company at least 30 days' notice to change any automated transfer instructions that are currently in place. If you stop the Special DCA Program and elect to remain in the Fixed Account, we will credit your Contract Value for the remainder of 6 or 12 months with the interest rate for funds.

You may only have one DCA Program or Special DCA Program in place at one time. We will allocate any subsequent Purchase Payments we receive within the DCA Program period selected to the current funding options over the remainder of that DCA Program transfer period, unless you direct otherwise.

All provisions and terms of the Contract apply to the DCA and Special DCA Programs, including provisions relating to the transfer of money between funding options. We reserve the right to suspend or modify transfer privileges at any time and to assess a processing fee for this service. If the Fixed Account is not available as a funding option, you may still participate in the DCA Program.

                              ACCESS TO YOUR MONEY

--------------------------------------------------------------------------------

Any time before the Maturity Date, you may redeem all or any portion of the Cash Surrender Value, that is, the Contract Value less any withdrawal charge, and any premium tax not previously deducted. Unless you submit a Written Request specifying the Variable Funding Option(s) from which we are to withdraw amounts, we will make the withdrawal on a pro rata basis. We will determine the Cash Surrender Value as of the close of business after we receive your surrender request at our Home Office. The Cash Surrender Value may be more or less than the Purchase Payments you made. You may not make withdrawals during the annuity period.

For amounts allocated to the Variable Funding Options, we may defer payment of any Cash Surrender Value for a period of up to five business days after the Written Request is received. For amounts allocated to the Fixed Account, we may defer payment of any Cash Surrender Value for a period up to six months. In either case, it is our intent to pay as soon as possible. We cannot process requests for withdrawals that are not in good order. We will contact you if there is a deficiency causing a delay and will advise what is needed to act upon the withdrawal request. We may withhold payment of surrender, withdrawal or, if applicable, loan proceeds if any portion of those proceeds would be derived from a personal check that has not yet cleared (i.e., that could still be dishonored by your banking institution). We may use telephone, fax, Internet or other means of communications to verify that payment from the check has been or will be collected. We will not delay payment longer than necessary for us to verify that payment has been or will be collected. You may avoid the possibility of delay in the disbursement of proceeds coming from a check that has not yet cleared by providing us with a certified check.

If your Contract is issued as part of a 403(b) plan, there are restrictions on your ability to make withdrawals from your Contract. You may not withdraw contributions or earnings made to your Contract after December 31, 1988 unless you are (a) age 59 1/2, (b) no longer employed, (c) deceased, (d) disabled, or
(e) experiencing a financial hardship. Even if you are experiencing a financial hardship, you may only withdraw contributions, not earnings. You should consult with your tax adviser before making a withdrawal from your Contract.

SYSTEMATIC WITHDRAWALS

Before the Maturity Date, you may choose to withdraw a specified dollar amount (at least $100) on a monthly, quarterly, semiannual or annual basis. We will deduct any applicable premium taxes and withdrawal charge. To elect systematic withdrawals, you must have a Contract Value of at least $15,000 and you must make the election on the form we provide. We will surrender Accumulation Units pro rata from all funding options in which you have an interest, unless you instruct us otherwise. You may begin or discontinue systematic withdrawals at any time by notifying us in writing, but you must give at least 30 days' notice to change any systematic withdrawal instructions that are currently in place.

We reserve the right to discontinue offering systematic withdrawals or to assess a processing fee for this service upon 30 days' written notice to Contract Owners (where allowed by state law). There is currently no additional fee for electing systematic withdrawals.

Each systematic withdrawal is subject to federal income taxes on the taxable portion. In addition, a 10% federal penalty tax may be assessed on systematic withdrawals if the Contract Owner is under age 59 1/2. You should consult with your tax adviser regarding the tax consequences of systematic withdrawals.

MANAGED DISTRIBUTION PROGRAM. Under the systematic withdrawal option, you may choose to participate in the Managed Distribution Program. At no cost to you, you may instruct us to calculate and make minimum distributions that may be required by the IRS upon reaching age 70 1/2. (See "Federal Tax Considerations".) These payments will not be subject to the withdrawal charge and will be in lieu of the free withdrawal allowance. No Dollar Cost Averaging will be permitted if you are participating in the Managed Distribution Program.

                              OWNERSHIP PROVISIONS

--------------------------------------------------------------------------------

TYPES OF OWNERSHIP

CONTRACT OWNER

The Contract belongs to the Contract Owner named in the Contract (on the Contract Specifications page), or to any other person to whom you subsequently assign the Contract. You may only make an assignment of ownership or a collateral assignment for Non-qualified Contracts. You have sole power during the Annuitant's lifetime to exercise any rights and to receive all benefits given in the Contract provided you have not named an irrevocable beneficiary and provided you have not assigned the Contract.

You receive all payments while the Annuitant is alive unless you direct them to an alternate recipient. An alternate recipient does not become the Contract Owner.

If this Contract is purchased by a beneficiary of another contract who directly transferred the death proceeds due under that contract, he/she will be granted the same rights the owner has under the Contract except that he/she cannot transfer ownership, take a loan or make additional Purchase Payments.

Joint Owner. For Non-qualified Contracts only, you may name joint owners (e.g., spouses) in a Written Request before the Contract is in effect. Joint owners may independently exercise transfers allowed under the Contract. All other rights of ownership must be exercised by both owners. Joint owners own equal shares of any benefits accruing or payments made to them.

BENEFICIARY

You name the beneficiary in a Written Request. The beneficiary has the right to receive any death benefit proceeds remaining under the Contract upon the death of the Annuitant or the Contract Owner. If more than one beneficiary survives the Annuitant or Contract Owner, they will share equally in benefits unless you recorded different shares with the Company by Written Request before the death of the Annuitant or Contract Owner. In the case of a non-spousal beneficiary or a spousal beneficiary who has not chosen to assume the Contract, we will not transfer or otherwise remove the death benefit proceeds from either the Variable Funding Options or the Fixed Account, as most recently elected by the Contract Owner, until the Death Report Date.

Unless you have named an irrevocable beneficiary you have the right to change any beneficiary by Written Request during the lifetime of the Annuitant and while the Contract continues.

ANNUITANT

The Annuitant is designated in the Contract (on the Contract Specifications page), and is the individual on whose life the Maturity Date and the amount of the monthly Annuity Payments depend. You may not change the Annuitant after your Contract is in effect.

Contingent Annuitant. You may name one individual as a Contingent Annuitant. A Contingent Annuitant may not be changed, deleted or added to the Contract after the Contract Date. If the Annuitant who is not the owner dies prior to the Maturity Date, and the Contingent Annuitant is still living:

     -    the death benefit will not be payable upon the Annuitant's death

     -    the Contingent Annuitant becomes the Annuitant

     -    all other rights and benefits will continue in effect

When a Contingent Annuitant becomes the Annuitant, the Maturity Date remains the same as previously in effect.

If the Annuitant is also the owner, a death benefit is paid to the beneficiary regardless of whether or not there is a Contingent Annuitant.

                                  DEATH BENEFIT

--------------------------------------------------------------------------------

Before the Maturity Date, generally, a death benefit is payable when either the Annuitant or a Contract Owner dies. At purchase, you elect either the Standard Death Benefit, or the Enhanced Death Benefit (also referred to as the "Annual Step-Up"). We calculate the death benefit at the close of the business day on which our Home Office receives (1) Due Proof of Death and (2) written payment instructions or election of spousal or beneficiary contract continuation ("Death Report Date).

Note: If the owner dies before the Annuitant, the death benefit is recalculated, replacing all references to "Annuitant" with "owner."

DEATH PROCEEDS BEFORE THE MATURITY DATE

STANDARD DEATH BENEFIT: We will pay the beneficiary an amount equal to the greater of (1) or (2) below, each reduced by any applicable premium tax not previously deducted:

     (1) your Contract Value, less any Purchase Payment Credits we applied within 12 months of the death or

     (2) the total Purchase Payments less the total amount of partial withdrawals you made under the Contract

ENHANCED DEATH BENEFIT: We will pay the beneficiary a death benefit in an amount equal to the greatest of (1), (2) or (3) below, each reduced by any applicable premium tax not previously deducted:

     (1) your Contract Value, less any Purchase Payment Credits we applied within 12 months of the death

     (2) the total Purchase Payments less the total amount of partial withdrawals you made under the Contract or

     (3)  the "step-up value" as described below

STEP-UP VALUE. The step-up value will initially equal the initial Purchase Payment. When you make an additional Purchase Payment, we will increase the step-up value by the amount of that Purchase Payment. When you make a withdrawal, we will reduce the step-up value by a partial surrender reduction as described below. On each Contract anniversary before the Annuitant's 80th birthday and before the Annuitant's death, if the Contract Value less any Purchase Payment Credits applied within the last 12 months is greater than the step-up value, we will reset the step-up value to equal that greater amount. We will not reduce the step-up value on these anniversary recalculations (provided no withdrawals or surrenders are made on that day). The only changes we will make to the step-up value on or after the Annuitant's 80th birthday will be those related to additional Purchase Payments or withdrawals.

PARTIAL SURRENDER REDUCTION. If you make a withdrawal, we will reduce the step-up value by a partial surrender reduction which equals (1) the step-up value before the withdrawal, multiplied by (2) the amount of the withdrawal, divided by (3) the Contract Value before the withdrawal, less any Purchase Payment Credits applied within 12 months of the surrender.

For example, assume your current Contract Value is $55,000. If your current step-up value is $50,000, and you decide to make a withdrawal of $10,000, we would reduce the step-up value as follows:

           50,000 x (10,000/55,000) = $9,090

Your new step-up value would be 50,000-9,090, or $40,910.

The following example shows what would happen in a declining market. Assume your current Contract Value is $30,000. If your current step-up value is $50,000, and you decide to make a withdrawal of $10,000, we would reduce the step-up value as follows:

           50,000 x (10,000/30,000) = $16,666

Your new step-up value would be 50,000-16,666, or $33,334.

ENHANCED STEPPED-UP PROVISION ("E.S.P.")

THIS PROVISION IS NOT AVAILABLE TO A CUSTOMER WHEN EITHER THE ANNUITANT OR OWNER IS AGE 76 OR OLDER ON THE RIDER EFFECTIVE DATE.

The rider effective date is the date the rider is attached to and made a part of the Contract. If you have selected the E.S.P., the total death benefit as of the Death Report Date will equal the death benefit described above plus the greater of zero or the following amount:

IF THE ANNUITANT IS YOUNGER THAN AGE 70 ON THE RIDER EFFECTIVE DATE, 40% OF THE LESSER OF: (1)200% of the modified Purchase Payments excluding Purchase Payments that are both received after the first rider effective date anniversary and within 12 months of the Death Report Date, or (2)your Contract Value minus the modified Purchase Payments, calculated as of the Death Report Date; or

IF THE ANNUITANT IS BETWEEN THE AGES OF 70 AND 75 ON THE RIDER EFFECTIVE DATE, 25% OF THE LESSER OF: (1) 200% of the modified Purchase Payments excluding Purchase Payments that are both received after the first rider effective date anniversary and within 12 months of the Death Report Date, or (2) your Contract Value minus the modified Purchase Payments, calculated as of the Death Report Date.

THE INITIAL MODIFIED PURCHASE PAYMENT is equal to the Contract Value as of the rider effective date. Whenever a Purchase Payment is made after the rider effective date, the modified Purchase Payment(s) are increased by the amount of the Purchase Payment. Whenever a partial surrender is taken after the rider effective date, the modified Purchase Payment(s) are reduced by a partial surrender reduction as described below.

THE PARTIAL SURRENDER REDUCTION IS EQUAL TO: (1) the modified Purchase Payment(s) in effect immediately prior to the reduction for the partial surrender, multiplied by (2) the amount of the partial surrender divided by (3) the Contract Value immediately prior to the partial surrender.

For example, assume your current modified Purchase Payment is $50,000 and that your current Contract Value is $55,000. You decide to make a withdrawal of $10,000. We would reduce the modified Purchase Payment as follows:

           50,000 x (10,000/55,000) = $9,090

Your new modified Purchase Payment would be 50,000 -- 9,090 = $40,910.

The following example shows what would happen in a declining market. Assume your current Contract Value is $30,000. If your current modified Purchase Payment is $50,000 and you decide to make a withdrawal of $10,000, we would reduce the modified Purchase Payment as follows:

           50,000 x (10,000/30,000) = $16,666

Your new modified Purchase Payment would be 50,000 -- 16,666 = $33,334.

PAYMENT OF PROCEEDS

We describe the process of paying death benefit proceeds before the Maturity Date in the charts below. The charts do not encompass every situation and are merely intended as a general guide. More detailed information is provided in your Contract. Generally, the person(s) receiving the benefit may request that the proceeds be paid in a lump sum, or be applied to one of the settlement options available under the Contract.

                             NON-QUALIFIED CONTRACTS


---------------------------------------------------------------------------------------------------------------
                                                                                                 MANDATORY
  BEFORE THE MATURITY DATE,         THE COMPANY WILL                                           PAYOUT RULES
    UPON THE DEATH OF THE         PAY THE PROCEEDS TO:       UNLESS...                            APPLY*
---------------------------------------------------------------------------------------------------------------

OWNER (WHO IS NOT THE         The beneficiary (ies), or if   The beneficiary elects to      Yes
ANNUITANT) (WITH NO JOINT     none, to the Contract          continue the Contract rather
OWNER)                        Owner's estate.                than receive the
                                                             distribution.
---------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------
                                                                                                 MANDATORY
  BEFORE THE MATURITY DATE,         THE COMPANY WILL                                           PAYOUT RULES
    UPON THE DEATH OF THE         PAY THE PROCEEDS TO:       UNLESS...                            APPLY*
---------------------------------------------------------------------------------------------------------------

OWNER (WHO IS THE ANNUITANT)  The beneficiary (ies), or if   The beneficiary elects to      Yes
(WITH NO JOINT OWNER)         none, to the Contract          continue the Contract rather
                              Owner's estate.                than receive the
                                                             distribution.
---------------------------------------------------------------------------------------------------------------
NON-SPOUSAL JOINT OWNER (WHO  The surviving joint owner.                                    Yes
IS NOT THE ANNUITANT)
---------------------------------------------------------------------------------------------------------------
NON-SPOUSAL JOINT OWNER (WHO  The beneficiary(ies), or if    The beneficiary elects to      Yes
IS THE ANNUITANT)             none, to the surviving joint   continue the Contract rather
                              owner.                         than receive the
                                                             distribution.
---------------------------------------------------------------------------------------------------------------
SPOUSAL JOINT OWNER (WHO IS   The surviving joint owner.     The spouse elects to           Yes
NOT THE ANNUITANT)                                           continue the Contract.
---------------------------------------------------------------------------------------------------------------
SPOUSAL JOINT OWNER (WHO IS   The beneficiary (ies) or, if   The spouse elects to           Yes
THE ANNUITANT)                none, to the surviving joint   continue the Contract.
                              owner.
                                                             A spouse who is not the
                                                             beneficiary may decline to
                                                             continue the Contract and
                                                             instruct the Company to pay
                                                             the beneficiary who may
                                                             elect to continue the
                                                             Contract.
---------------------------------------------------------------------------------------------------------------
ANNUITANT (WHO IS NOT THE     The beneficiary (ies), or if   The beneficiary elects to      Yes
CONTRACT OWNER)               none, to the Contract Owner.   continue the Contract rather
                              If the Contract Owner is not   than receive the
                              living, then to the joint      distribution.
                              owner. If none, then to the
                              Contract Owner's estate.
                                                             But if there is a Contingent
                                                             Annuitant, then the
                                                             Contingent Annuitant becomes
                                                             the Annuitant and the
                                                             Contract continues in effect
                                                             (generally using the
                                                             original Maturity Date). The
                                                             proceeds will then be paid
                                                             upon the death of the
                                                             Contingent Annuitant or
                                                             owner.
---------------------------------------------------------------------------------------------------------------
ANNUITANT (WHO IS THE         See death of "owner who is                                    Yes
CONTRACT OWNER)               the Annuitant" above.
---------------------------------------------------------------------------------------------------------------
ANNUITANT (WHERE OWNER IS A   The beneficiary (ies) or if                                   Yes (Death of
NONNATURAL ENTITY/TRUST)      none, to the owner.                                           Annuitant is
                                                                                            treated as death
                                                                                            of the owner in
                                                                                            these
                                                                                            circumstances.)
---------------------------------------------------------------------------------------------------------------
CONTINGENT ANNUITANT          No death proceeds are                                         Yes
(ASSUMING ANNUITANT IS STILL  payable; Contract continues.
ALIVE)
---------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------
                                                                                                 MANDATORY
  BEFORE THE MATURITY DATE,         THE COMPANY WILL                                           PAYOUT RULES
    UPON THE DEATH OF THE         PAY THE PROCEEDS TO:       UNLESS...                            APPLY*
---------------------------------------------------------------------------------------------------------------

BENEFICIARY                   No death proceeds are                                         N/A
                              payable; Contract continues.
---------------------------------------------------------------------------------------------------------------
CONTINGENT BENEFICIARY        No death proceeds are                                         N/A
                              payable; Contract continues.
---------------------------------------------------------------------------------------------------------------


                               QUALIFIED CONTRACTS


---------------------------------------------------------------------------------------------------------------
                                                                                                 MANDATORY
  BEFORE THE MATURITY DATE,         THE COMPANY WILL                                           PAYOUT RULES
    UPON THE DEATH OF THE         PAY THE PROCEEDS TO:       UNLESS...                            APPLY*
---------------------------------------------------------------------------------------------------------------

OWNER/ANNUITANT               The beneficiary (ies), or if   The beneficiary elects to      Yes
                              none, to the Contract          continue the Contract rather
                              Owner's estate.                than receive a distribution.
---------------------------------------------------------------------------------------------------------------
BENEFICIARY                   No death proceeds are                                         N/A
                              payable; Contract continues.
---------------------------------------------------------------------------------------------------------------
CONTINGENT BENEFICIARY        No death proceeds are                                         N/A
                              payable; Contract continues.
---------------------------------------------------------------------------------------------------------------


---------
* Certain payout rules of the Code are triggered upon the death of any Owner. Non-spousal beneficiaries (as well as spousal beneficiaries who choose not to assume the Contract) must begin taking distributions based on the beneficiary's life expectancy within one year of death or take a complete distribution of Contract proceeds within 5 years of death. For Qualified Contracts, if mandatory distributions have begun at the Annuitant's death, the 5-year payout option is not available.

SPOUSAL CONTRACT CONTINUANCE (SUBJECT TO AVAILABILITY -- DOES NOT APPLY IF A NON-SPOUSE IS A JOINT OWNER)

Within one year of your death, if your spouse is named as an owner and/or beneficiary, and you die before the Maturity Date, your spouse may elect to continue the Contract as owner rather than have the death benefit paid to the beneficiary. If you were the Annuitant and your spouse elects to continue the Contract, your spouse will be named the Annuitant as of the Death Report Date.

If your spouse elects to continue the Contract as Contract Owner, the death benefit will be calculated as of the Death Report Date. If the Contract Value is less than the calculated death benefit, the Contract Value will be increased to equal the death benefit. This amount is referred to as the adjusted Contract Value. Any difference between the Contract Value and the adjusted Contract Value will be allocated to the funding options in the same proportion as the allocations of the Contract prior to the Death Report Date.

Any premium paid before the Death Report Date is no longer subject to a withdrawal charge if your spouse elects to continue the Contract. Purchase payments and any associated credits made to the Contract after the Death Report Date will be subject to the withdrawal charge. All other Contract fees and charges applicable to the original Contract will also apply to the continued Contract. All other benefits and features of your Contract will be based on your spouse's age on the Death Report Date as if your spouse had purchased the Contract with the adjusted Contract Value on the Death Report Date. This spousal contract continuance is available only once for each Contract.

Please note that spousal continuations will not satisfy minimum required distribution rules for Qualified Contracts. Please consult a tax advisor before electing this option.

BENEFICIARY CONTRACT CONTINUANCE (NOT PERMITTED FOR NON-NATURAL BENEFICIARIES)

If you die before the Maturity Date, and if the value of any beneficiary's portion of the death benefit is between $20,000 and $1,000,000 as of the Death Report Date, (more than $1,000,000 is subject to Home Office approval), your beneficiary(ies) may elect to continue his/her portion of the Contract subject to applicable Internal Revenue Code distribution requirements, rather than receive the death benefit in a lump sum. If the beneficiary chooses to continue the Contract, the beneficiary can extend the payout phase of the Contract enabling the beneficiary to "stretch" the death benefit distributions out over his life expectancy as permitted by the Internal Revenue Code.

If your beneficiary elects to continue the Contract, the death benefit will be calculated as of the Death Report Date. The initial Contract Value of the continued Contract (the "adjusted Contract Value") will equal the greater of the Contract Value or the death benefit calculated on the Death Report Date and will be allocated to the funding options in the same proportion as prior to the Death Report Date. If the adjusted Contract Value is allocated to the Variable Funding Options, the beneficiary bears the investment risk.

The beneficiary who continues the Contract will be granted the same rights as the owner under the original Contract, except the beneficiary cannot:

     -    transfer ownership

     -    take a loan

     -    make additional Purchase Payments

The beneficiary may also name his/her own beneficiary ("succeeding beneficiary") and has the right to take withdrawals at any time after the Death Report Date without a withdrawal charge. The E.S.P. option is not available to a beneficiary continuing the Contract under this provision. All other fees and charges applicable to the original Contract will also apply to the continued Contract; the E.S.P. charge no longer applies. All benefits and features of the continued Contract will be based on the beneficiary's age on the Death Report Date as if the beneficiary had purchased the Contract with the adjusted Contract Value on the Death Report Date.

PLANNED DEATH BENEFIT

You may request that rather than receive a lump-sum death benefit, the beneficiary(ies) receive all or a portion of the death benefit proceeds either:

     - as a variable or fixed annuity for life or a period that does not exceed the beneficiary's life expectancy, or

     - under the terms of the Beneficiary Continuance provision described above. If the Beneficiary Continuance provision is selected as a planned death benefit, no surrenders will be allowed other than payments meant to satisfy minimum distribution amounts or systematic withdrawal amounts, if greater.

You must make the planned death benefit request as well as any revocation of this request in writing. Upon your death, your beneficiary(ies) cannot revoke or modify this request. If the death benefit at the time we receive Due Proof of Death is less than $2,000, we will only pay a lump sum to the beneficiary. If periodic payments due under the planned death benefit election are less than $100, we reserve the right to make Annuity Payments at less frequent intervals, resulting in a payment of at least $100 per year. If no beneficiary is alive when death benefits become payable, we will pay the death benefit as provided in your Contract.

DEATH PROCEEDS AFTER THE MATURITY DATE

If any Contract Owner or the Annuitant dies on or after the Maturity Date, the Company will pay the beneficiary a death benefit consisting of any benefit remaining under the annuity or income option then in effect.

                                 LIVING BENEFITS

--------------------------------------------------------------------------------

GUARANTEED MINIMUM WITHDRAWAL BENEFIT ("GMWB" OR "PRINCIPAL GUARANTEE")

For an additional charge, you may elect an optional rider for your Contract that provides a Guaranteed Minimum Withdrawal Benefit, or "GMWB". A GMWB rider is designed to protect your investment from poor market performance, as long as you do not withdraw more than a certain amount from your Contract each year.

AVAILABILITY AND ELIGIBILITY We offer different GMWB riders so that you can choose the level of benefits and costs that makes the most sense for you. This prospectus offers three different GMWB riders, and the availability of each depends on when you purchase your Contract and your state of residence. The three GMWB riders described in this prospectus are called "GMWB I," "GMWB II," and "GMWB III;" we may refer to any one of these as GMWB. The availability of each rider is shown below.


--------------------------------------------------------------------------------------------------------------
         NAME OF RIDER:                    GMWB I                    GMWB II                  GMWB III
--------------------------------------------------------------------------------------------------------------
ALSO CALLED:                         Principal Guarantee       Principal Guarantee       Principal Guarantee
                                                                                                Value
--------------------------------------------------------------------------------------------------------------
AVAILABILITY:                         Not available for       Available on or after     Available on or after
                                    purchase on or after        March 28, 2005 if         March 28, 2005 if
                                   March 28, 2005, unless    approved in your state    approved in your state
                                   GMWB II is not approved
                                        in your state
--------------------------------------------------------------------------------------------------------------


You may elect a GMWB rider only at the time of your initial purchase of the Contract.

REMAINING BENEFIT BASE ("RBB") For all GMWB riders, the amount of your investment that is guaranteed is called the "remaining benefit base" or "RBB." Your initial RBB is equal to your initial Purchase Payment if you elect GMWB when you purchase your Contract. Your initial RBB does not include Purchase Payment Credits. The RBB is not a lump sum guarantee, rather, it is the amount that we guarantee to return to you through a series of payments that annually do not exceed a percentage of your RBB.

ANNUAL WITHDRAWAL BENEFIT ("AWB") The annual percentage of your RBB that is available for withdrawal is called the "annual withdrawal benefit" or "AWB." Each year you may take withdrawals that do not exceed your AWB until your RBB is depleted. Each year you may take your AWB monthly, annually, or on any payment schedule you request. You may take withdrawals in any dollar amount up to your AWB without affecting your guarantee. If you choose to receive only a part of, or none of, your AWB in any given year, your AWB in any subsequent year will not be increased. In that case you are choosing to deplete your RBB over a longer period of time.

The AWB is a percentage of your RBB and depends on which GMWB rider you select. Your initial AWB is calculated as a percentage of the RBB immediately before your first withdrawal:


--------------------------------------------------------------------------------------------------------------
                                           GMWB I                    GMWB II                  GMWB III
--------------------------------------------------------------------------------------------------------------
If you make your first                    5% of RBB                 5% of RBB                 5% of RBB
withdrawal before the 3rd
anniversary
after you purchase GMWB:
--------------------------------------------------------------------------------------------------------------
If you make your first                   10% of RBB                10% of RBB                 5% of RBB
withdrawal after the 3(rd)
anniversary after you purchase
GMWB:
--------------------------------------------------------------------------------------------------------------


ADDITIONAL PREMIUM Currently, additional Purchase Payments serve to increase your RBB and AWB. After each Purchase Payment your new RBB equals your RBB immediately prior to the Purchase Payment plus the dollar amount of the Purchase Payment, not including any Purchase Payment Credits. Your new AWB is equal to the AWB immediately prior to the Purchase Payment, plus a percentage of the Purchase Payment. We use the same percentage as that used to calculate your original AWB as shown above.

We reserve the right not to include additional Purchase Payments into the calculation of the RBB or AWB.

WITHDRAWALS When you make a withdrawal, your AWB remains the same as long as the sum of all of your withdrawals since the most recent anniversary of your purchase or reset of GMWB (or "GMWB Anniversary"), including the current withdrawal, does not exceed your AWB immediately prior to the current withdrawal. In such case your RBB is decreased to equal the RBB immediately prior to the withdrawal, less the dollar amount of the current withdrawal.

However, if you make a withdrawal so that the total of all your withdrawals since your GMWB anniversary, including the current withdrawal, exceeds your AWB immediately prior to the current withdrawal, we will recalculate both your RBB and AWB. The recalculation depends on which GMWB rider you select:

IF YOU SELECT GMWB II OR GMWB III:

     - To recalculate your RBB, we reduce your RBB by the greater of the dollar amount of your withdrawal, or a "partial withdrawal reduction." The partial withdrawal reduction is equal to 1) the RBB in effect immediately prior to the current withdrawal, multiplied by 2) the amount of the current withdrawal divided by 3) the Contract Value immediately prior to the current withdrawal, minus any Purchase Payment Credits applied within 12 months of the withdrawal.

     - To recalculate your AWB, we reduce your AWB by a partial withdrawal reduction, which is equal to 1) the AWB in effect immediately prior to the current withdrawal, multiplied by 2) the RBB immediately after the withdrawal divided by 3) the RBB immediately prior to the current withdrawal.

IF YOU PURCHASED GMWB I:

     - To recalculate your RBB, we reduce your RBB by a "partial withdrawal reduction." The partial withdrawal reduction is equal to 1) the RBB in effect immediately prior to the current withdrawal, multiplied by 2) the amount of the current withdrawal divided by 3) the Contract Value immediately prior to the current withdrawal, minus any Purchase Payment Credits applied within 12 months of the withdrawal.

     - To recalculate your AWB, we reduce your AWB by a partial withdrawal reduction, which is equal to 1) the AWB in effect immediately prior to the current withdrawal, multiplied by 2) the RBB immediately after the withdrawal divided by 3) the RBB immediately prior to the current withdrawal.

We will waive any surrender charge on amounts that you withdraw up to your AWB, or on amounts up to the amount withdrawn under our Managed Distribution Program, even if such annual amount withdrawn is greater than your free withdrawal allowance.

WITHDRAWAL EXAMPLES. The following examples are intended to illustrate the effect of withdrawals on your RBB and AWB, depending on which GMWB rider you select. The investment results shown are hypothetical and are not representative of past or future performance. Actual investment results may be more or less than those shown and will depend upon a number of factors, including the Variable Funding Options selected by you. The example does not reflect the deduction of fees and charges, withdrawal charges and applicable income taxes and penalties, but does reflect a 5.00% Purchase Payment Credit (see "The Annuity Contract -- Purchase Payment Credits"). Assume your initial RBB is $100,000, your age is less than 70, and you take a withdrawal of $10,000 after your first GMWB Anniversary:

                   WITHDRAWAL EXAMPLE FOR GMWB II AND GMWB III


--------------------------------------------------------------------------------------------------------------------------
                          ASSUMES 10% GAIN ON INVESTMENT                        ASSUMES 10% LOSS ON INVESTMENT
--------------------------------------------------------------------------------------------------------------------------
               CONTRACT                                              CONTRACT
                 VALUE            RBB                AWB (5%)          VALUE            RBB                AWB (5%)
--------------------------------------------------------------------------------------------------------------------------

VALUES AS OF
--------------------------------------------------------------------------------------------------------------------------
INITIAL GMWB
PURCHASE       $105,000        $100,000               $5,000         $105,000        $100,000               $5,000
--------------------------------------------------------------------------------------------------------------------------
IMMEDIATELY
PRIOR TO
WITHDRAWAL     $115,500        $100,000               $5,000          $94,500        $100,000               $5,000
--------------------------------------------------------------------------------------------------------------------------
PARTIAL
WITHDRAWAL
REDUCTION
(PWR)             N/A         (100,000 x           [5,000 x (1-         N/A         (100,000 x           [5,000 x (1-
                           10,000/115,500) =    90,000/100,000)] =               10,000/94,500) =     89,418/100,000)] =
                                $8,658                 $500                           $10,582                $529
--------------------------------------------------------------------------------------------------------------------------
GREATER OF
PWR OR THE
DOLLAR AMOUNT
OF THE
WITHDRAWAL                      $10,000                                               $10,582

                            (10,000>8,658)                                        (10,582>10,000)
--------------------------------------------------------------------------------------------------------------------------
CHANGE IN
VALUE DUE TO
WITHDRAWAL
(PARTIAL
SURRENDER
REDUCTION)      $10,000         $10,000                $500           $10,000         $10,582                $529
--------------------------------------------------------------------------------------------------------------------------
VALUE
IMMEDIATELY
AFTER
WITHDRAWAL     $105,500         $90,000               $4,500          $84,500         $89,418               $4,471
--------------------------------------------------------------------------------------------------------------------------


                          WITHDRAWAL EXAMPLE FOR GMWB I


--------------------------------------------------------------------------------------------------------------------------
                          ASSUMES 10% GAIN ON INVESTMENT                        ASSUMES 10% LOSS ON INVESTMENT
--------------------------------------------------------------------------------------------------------------------------
               CONTRACT                                              CONTRACT
                 VALUE            RBB                AWB (5%)          VALUE            RBB                AWB (5%)
--------------------------------------------------------------------------------------------------------------------------

VALUES AS OF
--------------------------------------------------------------------------------------------------------------------------
INITIAL GMWB
PURCHASE       $105,000        $100,000               $5,000         $105,000        $100,000               $5,000
--------------------------------------------------------------------------------------------------------------------------
IMMEDIATELY
PRIOR TO
WITHDRAWAL     $115,500        $100,000               $5,000          $94,500        $100,000               $5,000
--------------------------------------------------------------------------------------------------------------------------
IMMEDIATELY
AFTER
WITHDRAWAL     $105,500         $91,342               $4,567          $84,500         $89,417               $4,471

                          [100,000 - (100,000         [(5,000                   [100,000 - (100,000        [5,000 x
                           x10,000/115,500)]     x91,342/100,000)]               x10,000/94,500)]      (89,417/100,000)]
--------------------------------------------------------------------------------------------------------------------------
CHANGE IN
VALUE DUE TO
WITHDRAWAL
(PARTIAL
SURRENDER
REDUCTION)      $10,000         $8,658                 $433           $10,000         $10,583                $529
--------------------------------------------------------------------------------------------------------------------------


TAX-QUALIFIED DISTRIBUTION PROGRAMS (GMWB II AND GMWB III ONLY). If you select GMWB II or GMWB III, subject to certain limitations and restrictions, your AWB will not incur a recalculation as a result of distributions taken under certain eligible Tax-Qualified Distribution Programs ("Tax-Qualified Distribution Programs"). Instead, such distributions will reduce the RBB by the amount of the withdrawal, and will not affect the AWB.

For purposes of GMWB II and GMWB III, the following Tax-Qualified Distribution Programs are eligible. Only certain types of distribution methods are eligible as described below. Please consult with your tax adviser to make sure you are eligible:

     - Distributions intended to satisfy the required minimum distribution rules under Internal Revenue Code ("Code") Section 401(a)(9) and the Treasury Regulations promulgated thereunder, as applicable, to:

          -    a qualified retirement plan (Code Section 401),

          -    a tax-sheltered annuity (Code Section 403(b)),

          -    an individual retirement account (Code Sections 408(a)),

          -    an individual retirement annuity (Code Section 408(b)), or

          -    a qualified deferred compensation plan (Code Section 457).

          Required minimum distribution must be calculated using the Uniform Life Table (described in Treasury Regulation Section 1.401(a)(9)-9, Q&A-2) and/or the Joint and Last Survivor Table (described in Treasury Regulation Section 1.401(a)(9)-9, Q&A-3), and for distributions where the employee (owner) dies before the entire interest is distributed as described in Code Section 401(a)(9)(B)(iii) calculated using the Single Life Table (described in Treasury Regulation Section 1.401(a)(9)-9, Q&A-1), as appropriate (each table as in effect as of January 1, 2004).

     - Distributions intended to satisfy the exception under Code Section 72(s)(2) to the required minimum distribution rules which apply after the death of the holder of a nonqualified annuity contract provided under Code Section 72(s)(1) for certain amounts payable over the life of a designated beneficiary;

     - Distributions intended to satisfy the exception under Code Section 72(t)(2)(A)(iv) from the 10% additional tax on early distributions from qualified retirement plans imposed by Code Section 72(t)(1) for certain amounts payable as part of a series of substantially equal periodic payments made for the life (or life expectancy) of the employee or the joint lives (or joint life expectancies) of such employee and his designated beneficiary, provided, however, the amount of the substantially equal periodic payments must be calculated under the required minimum distribution method set forth in the Internal Revenue Service Notice 89-25, 1989-1 C.B. 662 in Q&A-12 as amended by Revenue Ruling 2002-62, 2002-42 I.R.B. 710 (substantially equal periodic payments calculated under the fixed annuitization method or the fixed amortization method described in Q&A-12 of Notice 89-25 will not be considered a Tax-Qualified Distribution Program); or

     - Distributions intended to satisfy the exception under Code Section 72(q)(2)(D) from the 10% additional tax on early distributions from nonqualified annuity contracts imposed by Code Section 72(q)(1) for certain amounts payable as part of a series of substantially equal periodic payments made for the life (or life expectancy) of the Beneficiary or the joint lives (or joint life expectancies) of such Beneficiary and his designated beneficiary, provided, however, the amount of the substantially equal periodic payment must be calculated under the required minimum distribution method set forth in Internal Revenue Service Notice 89-25, 1989-1 C.B. 662 in Q&A-12 as amended by Internal Revenue Bulletin 2004-9 , Notice 2004-15, page 526. (substantially equal periodic payments calculated under the fixed annuitization method or the fixed amortization method described in Q&A-12 of Notice 89-25 will not be considered a Tax-Qualified Distribution Program).

You are subject to the following limitations if you are taking distributions under a Tax-Qualified Distribution Program:

     - YOU MUST ENROLL IN OUR MANAGED DISTRIBUTION PROGRAM. If you do not enroll or if you cancel your enrollment, you can continue to make withdrawals under your GMWB rider, however your RBB and AWB may be subject to a recalculation. Under our Managed Distribution Program, you select the frequency of payments. You may change the frequency of your payments only once every two years after your GMWB Anniversary, and you may only make the change during the 30-day period after your GMWB Anniversary. At the time you purchase GMWB, your initial frequency of payment must be annual if you did not take distributions pursuant to your Tax-Qualified Distribution Program at your previous financial institution, unless you turn age 70 1/2 before the first GMWB anniversary.

          You are advised to take your required distributions prior to purchasing GMWB in order to have the choice of taking your distributions on a monthly, quarterly, semi-annual or annual basis. If you do not take your distribution before purchasing GMWB, you will be limited to taking annual distributions for the first two Contract Years after which time you can choose an alternate mode of distribution.

     - ANY WITHDRAWALS OUTSIDE OF THE PROGRAM MAY DECREASE YOUR BENEFIT. All withdrawals under your Contract must be made pursuant to the Tax-Qualified Distribution Program during any 12-month period after an anniversary of your purchase of GMWB (a "GMWB Year"). If during any GMWB Year you take any additional withdrawals that are not made pursuant to the Program, you can continue to make withdrawals under your GMWB rider, however for the remainder of the GMWB Year your RBB and AWB may be subject to a partial withdrawal reduction. To avoid any partial withdrawal reduction, all withdrawals under your Contract must be made pursuant to your Tax-Qualified Distribution Program.

RESET (GMWB I AND GMWB II ONLY). If you select GMWB I or GMWB II, you may choose to reset your RBB at any time on or after the 5th anniversary of your GMWB purchase. Your new RBB is reset to equal your current Contract Value, minus any Purchase Payment Credits received 12 months before the date you reset. You may reset your RBB again every 5 years after the most recent reset. Once you become eligible to reset your RBB, we reserve the right to allow resets only on the anniversary of your GMWB purchase.

Each time you reset your RBB, your new AWB will equal a percentage of your new RBB. The percentage used is the same percentage used to calculate your AWB before the reset.

If you are age 95 and are taking withdrawals under a Tax-Qualified Distribution Program, you may not reset if you purchased GMWB II.

Depending on your Contract Value and the current fee for GMWB, it may not be beneficial to reset your RBB. Generally, it may be beneficial to reset your RBB if your Contract Value exceeds your RBB. However, the charge may increase if you elect to reset the RBB (the charge will never exceed the guaranteed maximum charge). Further, if you reset your RBB, your new AWB may be higher or lower than your current AWB. In addition, the length of time over which you can expect to receive your RBB will be reset.

INVESTMENT RESTRICTIONS (GMWB II AND GMWB III ONLY)

We reserve the right to restrict allocations to a Variable Funding Option or limit the percentage of Contract value that may be allocated to a Variable Funding Option at any time. If we do so we would provide you with asset allocation requirements, and we reserve the right to require periodic rebalancing of Contract value allocated to Variable Funding Options according to specified percentages. We will provide no less than 30 days advanced written notice if we exercise our right to restrict or limit allocations to a Variable Funding Option and/or require periodic rebalancing between Variable Funding Options. Our ability to restrict allocations to a Variable Funding Option may be different depending on your state.

If we restrict allocations to a Variable Funding Option, as of the effective date of the restriction, we will no longer allow additional Purchase Payments to be applied, or transfers of Contract value to be allocated into the restricted Variable Funding Option. Any Contract value previously allocated to a restricted Variable Funding Option will not be subject to the restriction. If we impose a limit on the percentage of Contract value allocated to a Variable Funding Option, as of the effective date of the restriction, we will impose the limit on all subsequent allocations.

GMWB CHARGE. The charge for your GMWB rider is different depending on which version of GMWB you choose. For all GMWB riders, the charge is deducted each business day from amounts held in each Variable Funding Option. The current charge for each rider, on an annual basis, is shown below. Your current charge will not change unless you reset your benefits, at which time we may modify the charge. In such case the charge will never exceed 1.00%.


--------------------------------------------------------------------------------------------------------------
                                           GMWB I                    GMWB II                  GMWB III
--------------------------------------------------------------------------------------------------------------
Current Annual Charge                       0.40%                     0.50%                     0.25%
--------------------------------------------------------------------------------------------------------------
Maximum Annual Charge After a               1.00%                     1.00%                      N/A
Reset
--------------------------------------------------------------------------------------------------------------


MAXIMUM RBB. Although we have no current plans to do so, in the future we may impose a maximum RBB. If we do, we would stop including additional Purchase Payments and any Purchase Payment Credits into the calculation of your RBB. If we impose a maximum RBB for Purchase Payments or reset, the maximum RBB will never be less than the cumulative Purchase Payments to which we have previously consented.

Currently you must obtain our consent to purchase any RBB over $1 million. Purchase Payments under $1 million are not subject to a maximum RBB.

TERMINATION. Once you purchase GMWB I, you cannot cancel it. If you select GMWB II or GMWB III, you may terminate your rider at any time after the 5(th) anniversary of your purchase of GMWB. Once you terminate a GMWB III rider, you cannot re-elect it. You must request your termination in writing. All GMWB riders terminate automatically when you reach the maturity date of your Contract, if your Contract is assigned, or if the rider is exchanged for a similar rider offered by us.

OTHER INFORMATION ABOUT GMWB. If your Contract Value reaches zero, and you have purchased this benefit, the following will occur:

     - The AWB will continue to be paid to you until the RBB is depleted, not more frequently than monthly. Upon your death, your beneficiary will receive these payments. No other death benefit or optional benefit, if any, will be paid.

     - The total annual payment amount will equal the AWB and will never exceed your RBB, and

     - We will no longer accept subsequent Purchase Payments into the Contract.

If a spouse or beneficiary continues this Contract upon your death, and you had elected GMWB, all terms and conditions of this benefit would apply to the new owner.

Please refer to the Death Benefit section for information on how GMWB may impact your death benefit.

COMPARISON OF IMPORTANT DIFFERENCES BETWEEN GMWB I, II, AND III

The following chart may help you decide which version of GMWB is best for you.


--------------------------------------------------------------------------------------------------------------
                                           GMWB I                    GMWB II                  GMWB III
--------------------------------------------------------------------------------------------------------------
AWB                                  5% of RBB if first        5% of RBB if first             5% of RBB
                                   withdrawal before 3(rd)   withdrawal before 3(rd)
                                   anniversary 10% of RBB    anniversary 10% of RBB
                                     if first withdrawal       if first withdrawal
                                   after 3(rd) anniversary   after 3(rd) anniversary
--------------------------------------------------------------------------------------------------------------
ANNUAL CHARGE                               0.40%                     0.50%                     0.25%
--------------------------------------------------------------------------------------------------------------
RESET                                        Yes                       Yes                       No
--------------------------------------------------------------------------------------------------------------
CAN I CANCEL MY GMWB?                        No               Yes, after the 5(th)      Yes, after the 5(th)
                                                               anniversary of GMWB       anniversary of GMWB
                                                                    purchase                  purchase
--------------------------------------------------------------------------------------------------------------
INVESTMENT RESTRICTIONS                      No                        Yes                       Yes
--------------------------------------------------------------------------------------------------------------
WAIVER OF RECALCULATION OF AWB               No                        Yes                       Yes
FOR DISTRIBUTIONS FROM TAX-
QUALIFIED PLANS
--------------------------------------------------------------------------------------------------------------

                               THE ANNUITY PERIOD

--------------------------------------------------------------------------------

MATURITY DATE

Under the Contract, you can receive regular payments ("Annuity Payments"). You can choose the month and the year in which those payments begin ("Maturity Date"). You can also choose among payout options or elect a lump sum distribution. While the Annuitant is alive, you can change your selection any time up to the Maturity Date. Annuity Payments will begin on the Maturity Date stated in the Contract unless (1) you fully surrendered the Contract; (2) we paid the proceeds to the beneficiary before that date; or (3) you elected another date. Annuity Payments are a series of periodic payments (a) for life;
(b) for life with a minimum number of payments assured; (c) for the joint lifetime of the Annuitant and another person, and thereafter during the lifetime of the survivor; or (d) for a fixed period. We may require proof that the Annuitant is alive before we make Annuity Payments. Not all options may be available in all states. Please be aware that once the Contract is annuitized, you are ineligible to receive the death benefit you have selected, and any living benefit rider is terminated.

Unless you elect otherwise, the Maturity Date will be the Annuitant's 90(th) birthday or ten years after the effective date of the Contract, if later (this requirement may be changed by us).

At least 30 days before the original Maturity Date, you may elect to extend the Maturity Date to any time prior to the Annuitant's 90th birthday or to a later date with our consent. You may use certain annuity options taken at the Maturity Date to meet the minimum required distribution requirements of federal tax law, or you may use a program of withdrawals instead. These mandatory distribution requirements take effect generally upon the death of the Contract Owner, or with certain Qualified Contracts upon either the later of the Contract Owner's attainment of age 70 1/2 or year of retirement; or the death of the Contract Owner. You should seek independent tax advice regarding the election of minimum required distributions.

ALLOCATION OF ANNUITY

You may elect to receive your Annuity Payments in the form of a variable annuity, a fixed annuity, or a combination of both. If, at the time Annuity Payments begin, you have not made an election, we will apply your Cash Surrender Value to provide an annuity funded by the same funding options as you have selected during the accumulation period. At least 30 days before the Maturity Date, you may transfer the Contract Value among the funding options in order to change the basis on which we will determine Annuity Payments. (See "Transfers.")

VARIABLE ANNUITY

You may choose an annuity payout that fluctuates depending on the investment experience of the Variable Funding Options. We determine the number of Annuity Units credited to the Contract by dividing the first monthly Annuity Payment attributable to each Variable Funding Option by the corresponding Accumulation Unit value as of 14 days before the date Annuity Payments begin. We use an Annuity Unit to measure the dollar value of an Annuity Payment. The number of Annuity Units (but not their value) remains fixed during the annuity period.

DETERMINATION OF FIRST ANNUITY PAYMENT. Your Contract contains the tables we use to determine your first monthly Annuity Payment. If you elect a variable annuity, the amount we apply to it will be the Cash Surrender Value as of 14 days before the date Annuity Payments begin, less any applicable premium taxes not previously deducted.

The amount of your first monthly payment depends on the annuity option you elected and the Annuitant's adjusted age. Your Contract contains the formula for determining the adjusted age. We determine the total first monthly Annuity Payment by multiplying the benefit per $1,000 of value shown in the Contract tables by the number of thousands of dollars of Contract Value you apply to that annuity option. The Contract tables factor in an assumed daily net investment factor of 3.0%. We call this your net investment rate. Your net investment rate of 3% corresponds to an annual interest rate of 3%. This means that if the annualized investment performance, after expenses, of your Variable Funding Options is less than 3%, then the dollar amount of your variable Annuity Payments will decrease. However, if the annualized investment performance, after expenses, of your Variable Funding Options is greater than 3%, then the dollar amount of your variable Annuity Payments will increase.

DETERMINATION OF SECOND AND SUBSEQUENT ANNUITY PAYMENTS. The dollar amount of all subsequent Annuity Payments changes from month to month based on the investment experience, as described above, of the applicable funding options. The total amount of each Annuity Payment will equal the sum of the basic payments in each funding option.

We determine the actual amounts of these payments by multiplying the number of Annuity Units we credited to each funding option by the corresponding Annuity Unit value as of the date 14 days before the date the payment is due.

FIXED ANNUITY

You may choose a fixed annuity that provides payments that do not vary during the annuity period. We will calculate the dollar amount of the first fixed Annuity Payment as described under "Variable Annuity," except that the amount we apply to begin the annuity will be your Cash Surrender Value as of the date Annuity Payments begin. Payout rates will not be lower than that shown in the Contract. If it would produce a larger payment, the first fixed Annuity Payment will be determined using the Annuity Tables in effect on the Maturity Date.

                                 PAYMENT OPTIONS

--------------------------------------------------------------------------------

ELECTION OF OPTIONS

While the Annuitant is alive, you can change your annuity option selection any time up to the Maturity Date. Once Annuity Payments have begun, no further elections are allowed.

During the Annuitant's lifetime, if you do not elect otherwise before the Maturity Date, we will pay you (or another designated payee) the first of a series of monthly Annuity Payments based on the life of the Annuitant, in accordance with Annuity Option 2 (Life Annuity with 120 monthly payments assured). For certain Qualified Contracts, Annuity Option 4 (Joint and Last Survivor Life Annuity -- Annuity Reduced on Death of Primary Payee) will be the automatic option as described in the Contract. (See "Annuity Options.")

The minimum amount that can be placed under an annuity option will be $2,000 unless we agree to a lesser amount. If any monthly periodic payment due is less than $100, the Company reserves the right to make payments at less frequent intervals, or to pay the Contract Value in a lump-sum.

On the Maturity Date, we will pay the amount due under the Contract in accordance with the payment option that you select. You may choose to receive a single lump-sum payment. You must elect an option in writing, in a form satisfactory to the Company. Any election made during the lifetime of the Annuitant must be made by the Contract Owner.

ANNUITY OPTIONS

Subject to the conditions described in "Election of Options" above, we may pay all or any part of the Cash Surrender Value under one or more of the following annuity options. Payments under the annuity options are generally made on a monthly basis. We may offer additional options.

Option 1 -- Life Annuity -- No Refund. The Company will make Annuity Payments during the lifetime of the Annuitant ending with the last payment before death. This option offers the maximum periodic payment, since there is no assurance of a minimum number of payments or provision for a death benefit for beneficiaries.

Option 2 -- Life Annuity with 120, 180 or 240 Monthly Payments Assured. The Company will make monthly Annuity Payments during the lifetime of the Annuitant, with the agreement that if, at the death of that person, payments have been made for less than 120, 180 or 240 months, as elected, we will continue making payments to the beneficiary during the remainder of the period.

Option 3 -- Joint and Last Survivor Life Annuity -- No Refund. The Company will make regular Annuity Payments during the lifetime of the Annuitant and a second person. When either person dies, we will continue making payments to the survivor. No further payments will be made following the death of the survivor.

Option 4 -- Joint and Last Survivor Life Annuity -- Annuity Reduced on Death of Primary Payee. The Company will make Annuity Payments during the lifetimes of the Annuitant and a second person. You will designate one as primary payee, and the other will be designated as secondary payee. On the death of the secondary payee, the Company will continue to make monthly Annuity Payments to the primary payee in the same amount that would have been payable during the joint lifetime of the two persons. On the death of the primary payee, the Company will continue to make Annuity Payments to the secondary payee in an amount equal to 50% of the payments, which would have been made during the lifetime of the primary payee. No further payments will be made once both payees have died.

Option 5 -- Payments for a Fixed Period without Life Contingency. We will make periodic payments for the period selected. Please note that Option 5 may not satisfy minimum required distribution rules for Qualified Contracts. Please consult a tax advisor before electing this option.

Option 6 -- Other Annuity Options. We will make any other arrangements for Annuity Payments as may be mutually agreed upon.

VARIABLE LIQUIDITY BENEFIT

This benefit is only offered with the annuity option "Payments for a Fixed Period without Life Contingency."

At any time after annuitization and before death, the Contract Owner may surrender and receive a payment equal to (A) minus (B), where (A) equals the present value of remaining certain payments, and (B) equals a withdrawal charge not to exceed the maximum withdrawal charge rate shown on the specifications page of the Contract multiplied by (A). The interest rate used to calculate the present value is a rate 1% higher than the Assumed (Daily) Net Investment Factor used to calculate the Annuity Payments. The remaining period certain payments are assumed to be level payments equal to the most recent period certain payment prior to the request for this liquidity benefit. A withdrawal charge is not imposed if the surrender is made after the expiration of the withdrawal charge period shown on the specifications page of the Contract.

                        MISCELLANEOUS CONTRACT PROVISIONS

--------------------------------------------------------------------------------

RIGHT TO RETURN

You may return the Contract for a full refund of the Contract Value plus any Contract charges and premium taxes you paid (but not any fees and charges the Underlying Fund assessed), minus any Purchase Payment Credits, within ten days after you receive it (the "right to return period"). You bear the investment risk of investing in the Variable Funding Options during the right to return period; therefore, the Contract Value we return may be greater or less than your Purchase Payment.

If you purchase the Contract as an Individual Retirement Annuity, and return it within the first seven days after delivery, or longer if your state law permits, we will refund your Purchase Payment, minus any Purchase Payment Credits, in full; during the remainder of the right to return period, we will refund the Contract Value (including charges) minus any Purchase Payment Credits.

During the right to return period, you will not bear any contract fees associated with the Purchase Payment Credits. The amount we return to you will include any investment gains on the credit during the right to return period. However, if you have investment losses on the credit during the right to return period, we will recover the original amount of the credit.

We will determine the Contract Value following the close of the business day on which we receive your Contract and a Written Request for a refund. Where state law requires a different period, or the return of Purchase Payments or other variations of this provision, we will comply. Refer to your Contract for any state-specific information.

TERMINATION

We reserve the right to terminate the Contract on any business day if your Contract Value as of that date is less than $2,000 and you have not made Purchase Payments for at least two years, unless otherwise specified by state law. Accordingly, no Contract will be terminated due solely to negative investment performance. Termination will not occur until 31 days after we have mailed notice of termination to your last known address and to any assignee of record. If we terminate the Contract, we will pay you the Cash Surrender Value (less any Purchase Payment Credits applied within 12 months of termination) less any applicable taxes. In certain states, we may be required to pay you the Contract Value. Federal tax law may impose additional restrictions on our right to cancel your traditional IRA, Roth IRA or other Qualified Contract.

REQUIRED REPORTS

As often as required by law, but at least once in each Contract Year before the due date of the first Annuity Payment, we will furnish a report showing the number of Accumulation Units credited to the Contract and the corresponding Accumulation Unit value(s) as of the report date for each funding option to which the Contract Owner has allocated amounts during the applicable period. The Company will keep all records required under federal and state laws.

SUSPENSION OF PAYMENTS

The Company reserves the right to suspend or postpone the date of any payment or determination of values on any business day (1) when the New York Stock Exchange ("the Exchange") is closed; (2) when trading on the Exchange is restricted; (3) when an emergency exists, as determined by the SEC, so that the sale of securities held in the Separate Account may not reasonably occur, or so that the Company may not reasonably determine the value the Separate Account's net assets; or (4) during any other period when the SEC, by order, so permits for the protection of security holders. At any time, payments from the Fixed Account may be delayed up to 6 months.

                              THE SEPARATE ACCOUNTS

--------------------------------------------------------------------------------

MetLife Insurance Company of Connecticut and MetLife Life and Annuity Company of Connecticut each sponsor Separate Accounts: Fund BD III and Fund BD IV, respectively. References to "Separate Account" refer either to Fund BD III or Fund BD IV, depending on the issuer of your Contract. Both Fund BD III and Fund BD IV were established on March 27, 1997 and are registered with the SEC as unit investment trusts under the Investment Company Act of 1940, as amended. We will invest Separate Account assets attributable to the Contracts exclusively in the shares of the Variable Funding Options.

We hold the assets of Fund BD III and Fund BD IV for the exclusive and separate benefit of the owners of each Separate Account, according to the laws of Connecticut. Income, gains and losses, whether or not realized, from assets allocated to the Separate Account are, in accordance with the Contracts, credited to or charged against the Separate Account without regard to other income, gains and losses of the Company. The assets held by the Separate Account are not chargeable with liabilities arising out of any other business that we may conduct. Obligations under the Contract are obligations of the Company. Any obligations that exceed the assets in the Separate Account are payable by the Company's general account. The amount of the guaranteed death benefit that exceeds the Contract Value is paid from the Company's general account. Benefit amounts paid from the general account are subject to the financial strength and claims-paying ability of the Company.

All investment income and other distributions of the funding options are payable to the Separate Account. We reinvest all such income and/or distributions in shares of the respective funding option at net asset value. Shares of the funding options are currently sold only to life insurance company separate accounts to fund variable annuity and variable life insurance contracts.

Certain variable annuity separate accounts and variable life insurance separate accounts may invest in the funding options simultaneously (called "mixed" and "shared" funding). It is conceivable that in the future it may be disadvantageous to do so. Although the Company and the Variable Funding Options do not currently foresee any such disadvantages either to variable annuity contract owners or variable life policy owners, each Underlying Fund's Board of Directors intends to monitor events in order to identify any material conflicts between them and to determine what action, if any, should be taken. If a Board of Directors was to conclude that separate funds should be established for variable life and variable annuity separate accounts, the variable annuity contract owners would not bear any of the related expenses, but variable annuity contract owners and variable life insurance policy owners would no longer have the economies of scale resulting from a larger combined fund.

We reserve the right to transfer assets of the Separate Account to another separate account, and/or to modify the structure or operation of the Separate Account, subject to the necessary regulatory approvals. If we do so, we guarantee that the modification will not affect your Contract Value.

PERFORMANCE INFORMATION

In advertisements for the Contract, we may include performance figures to show you how a Variable Funding Option has performed in the past. These figures are rates of return or yield quotations shown as a percent. These figures show past performance of a Variable Funding Option and are not an indication of how a Variable Funding Option will perform in the future.

Our advertisements may show performance figures assuming that you do not elect any optional features such as the E.S.P. or GMWB. However, if you elect any of these optional features, they involve additional charges that will serve to decrease the performance of your Variable Funding Options. You may wish to speak with your registered representative to obtain performance information specific to the optional features you may wish to select.

Performance figures for each Variable Funding Option are based in part on the performance of a corresponding Underlying Fund. In some cases, the Underlying Fund may have existed before the technical inception of the corresponding Variable Funding Option. In those cases, we can create "hypothetical historical performance" of a Variable Funding Option. These figures show the performance that the Variable Funding Option would have achieved had it been available during the entire history of the Underlying Fund.

In a low interest rate environment, yields for money market Subaccounts, after deduction of the Mortality and Expense Risk Charge, Administrative Expense Charge and the charge for any optional benefit riders (if applicable), may be negative even though the Underlying Fund's yield, before deducting for such charges, is positive. If you allocate a portion of your Contract Value to a money market Subaccount or participate in an asset allocation program where Contract Value is allocated to a money market Subaccount under the applicable asset allocation model, that portion of your Contract Value may decrease in value.

                           FEDERAL TAX CONSIDERATIONS

--------------------------------------------------------------------------------

The following general discussion of the federal income tax consequences related to your investment in this Contract is not intended to cover all situations, and is not meant to provide tax or legal advice. Because of the complexity of the law and the fact that the tax results will vary depending on many factors, you should consult your tax and/or legal adviser regarding the tax implications of purchasing this Contract based upon your individual situation. For further tax information, an additional discussion of certain tax matters is contained in the SAI.

You are responsible for determining whether your purchase of a Contract, withdrawals, income payments and any other transaction under your Contract satisfy applicable tax law. We are not responsible for determining if your employer's plan or arrangement satisfies the requirements of the Code and/or the Employee Retirement Income Security Act of 1974 (ERISA).

GENERAL TAXATION OF ANNUITIES

Congress has recognized the value of saving for retirement by providing certain tax benefits, in the form of tax deferral, for premiums paid under an annuity and permitting tax-free transfers between the various investment options offered under the Contract. The Internal Revenue Code ("Code") governs how earnings on your investment in the Contract are ultimately taxed, depending upon the type of contract, qualified or non-qualified, and the manner in which the money is distributed, as briefly described below. In analyzing the benefits of tax deferral it is important to note that the Jobs and Growth Tax Relief Reconciliation Act of 2003 amended Code Section 1 to reduce the marginal tax rates on long-term capital gains and dividends to 5% and 15%, respectively. The reduced rates apply during 2003 through 2008, and thereafter will increase to prior levels. Under current federal income tax law, the taxable portion of distributions under variable annuity contracts and qualified plans (including
IRAs) is not eligible for the reduced tax rate applicable to long-term capital gains and dividends. Earnings under annuity contracts, like interest payable on fixed investments (notes, bonds, etc.) continue to be taxed as ordinary income (top rate of 35%). The tax law provides deferred annuities issued after October 21, 1988 by the same insurance company or an affiliate in the same calendar year to the same owner are combined for tax purposes. As a result, a greater portion of your withdrawals may be considered taxable income than you would otherwise expect. Although the law is not clear, the aggregation rule may also adversely affect the tax treatment of payments received under an income annuity where the owner has purchased more than one non-qualified annuity during the same calendar year from the same or an affiliated company after October 21, 1988, and is not receiving income payments from all annuities at the same time. Please consult your own tax advisor.

STATE AND LOCAL TAXES. The rules for state and local income taxes may differ from the federal income tax rules. Purchasers and prospective purchasers of the Contract should consult their own tax advisors and the law of the applicable taxing jurisdiction to determine what rules and tax benefits apply to the contract.

PENALTY TAX FOR PREMATURE DISTRIBUTIONS. For both Qualified and Non-qualified Contracts, taxable distributions taken before the Contract Owner has reached the age of 59 1/2 will be subject to a 10% additional tax penalty unless the distribution is taken in a series of periodic distributions, for life or life expectancy, or unless the distribution follows the death or disability of the Contract Owner. Other exceptions may be available in certain qualified plans. The 10% tax penalty is in addition to any other penalties that may apply under your Contract and the normal income taxes due on the distribution.

TAX-FREE EXCHANGES. Code Section 1035 provides that, if certain conditions are met, no gain or loss is recognized when an annuity contract is received in exchange for a life insurance, endowment, or annuity contract. Since different annuity contracts have different expenses, fees and benefits, a tax-free exchange could result in your investment becoming subject to higher or lower fees and/or expenses.

FEDERAL ESTATE TAXES. While no attempt is being made to discuss the Federal estate tax implications of the Contract, you should keep in mind that the value of an annuity contract owned by a decedent and payable to a beneficiary by virtue of surviving the decedent is included in the decedent's gross estate. Depending on the terms of the annuity contract, the value of the annuity included in the gross estate may be the value of the lump sum payable to the designated beneficiary or the actuarial value of the payments to be received by the beneficiary. Consult an estate planning advisor for more information.

GENERATION-SKIPPING TRANSFER TAX. Under certain circumstances, the Code may impose a "generation-skipping transfer tax" when all or part of an annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the contract owner. Regulations issued under the Code may require the Company to deduct the tax from your Contract or from any applicable payment and pay it directly to the IRS.

TYPES OF CONTRACTS: QUALIFIED AND NON-QUALIFIED

QUALIFIED ANNUITY CONTRACTS

If you purchase your Contract with proceeds of an eligible rollover distribution from any tax-qualified employee pension or retirement savings plan or individual retirement annuity (IRA), your Contract is referred to as a Qualified Contract. Some examples of Qualified Contracts are: IRAs (including Roth IRAs), tax sheltered annuities established by public school systems or certain tax exempt organizations under Code Section 403(b), corporate-sponsored pension, retirement savings and profit sharing plans (including 401(k) plans), Keogh Plans (for self-employed individuals), and certain other qualified deferred compensation plans. Another type of Qualified Contract is a Roth IRA, under which after-tax contributions accumulate until maturity, when amounts (including earnings) may be withdrawn tax-free. The rights and benefits under a Qualified Contract may be limited by the terms of the retirement plan, regardless of the terms and conditions of the Contract. Plan participants making contributions to Qualified Contracts will be subject to the required minimum distribution rules as provided by the Code and described below. All qualified plans (including IRAs) receive tax-deferral under the Code. Although there are no additional tax benefits to funding your qualified plan or IRA with an annuity, it does offer you additional insurance benefits, such as the availability of a guaranteed income for life.

The Contract has not been submitted to the IRS for approval as to form as a valid IRA. Such approval would not constitute an IRS approval or endorsement of any funding options under the contract. IRS approval as to form is not required to constitute a valid IRA. Disqualification of the Contract as an IRA could result in the immediate taxation of amounts held in the Contract and other adverse consequences.

TAXATION OF QUALIFIED ANNUITY CONTRACTS

Under a qualified annuity, since amounts paid into the Contract generally have not yet been taxed, the full amount of any distributions (including the amount attributable to Purchase Payments), whether paid in the form of lump sum withdrawals or Annuity Payments, are generally taxed at ordinary income tax rates unless the distribution is transferred to an eligible rollover account or contract. There are special rules which govern the taxation of Qualified Contracts, including withdrawal restrictions, requirements for mandatory distributions, and contribution limits. Amounts rolled over to the Contract from other qualified funding vehicles generally are not subject to current taxation.

MANDATORY DISTRIBUTIONS FOR QUALIFIED PLANS

Federal tax law requires that minimum annual distributions begin by April 1st of the calendar year following the calendar year in which an IRA owner attains age 70 1/2. Participants in qualified plans and 403(b) annuities may defer minimum distributions until the later of April 1st of the calendar year following the calendar year in which they attain age 70 1/2 or the year of retirement (except for participants who are 5% or more owners of the plan sponsor) . If you own more than one individual retirement annuity and/or account, you may satisfy the minimum distribution rules on an aggregate basis (i.e. determine the total amount of required distributions from all IRAs and take the required amount from any one or more IRAs). A similar aggregate approach is available to meet your 403(b) minimum distribution requirements if you have multiple 403(b) annuities. Recently promulgated Treasury regulations changed the distribution requirements; therefore, it is important that you consult your tax adviser as to the impact of these regulations on your personal situation.

Final income tax regulations regarding minimum distribution requirements were released in June 2004. These regulations affect both deferred and income annuities. Under these new rules, effective with respect to minimum distributions required for the 2006 distribution year, in general, the value of all benefits under a deferred annuity (including death benefits in excess of cash value, including the Enhanced Stepped-Up Provision, as well as all living benefits such as GMAB and GMWB, if available in your contract) must be added to the account value in computing the amount required to be distributed over the applicable period. We will provide you with additional information as to the amount of your interest in the Contract that is subject to required minimum distributions under this new rule and either compute the required amount for you or offer to do so at your request. The new rules are not entirely clear and you should consult your personal tax advisor as to how these rules affect your Contract.

MINIMUM DISTRIBUTIONS FOR BENEFICIARIES UPON THE CONTRACT OWNER'S DEATH: Upon the death of the Contract Owner and/or Annuitant of a Qualified Contract, the funds remaining in the Contract must be completely withdrawn within five years from the date of death or minimum distributions may be taken over the life expectancy of the individual beneficiaries (or in the case of certain trusts that are contract beneficiaries, over the life expectancy of the individuals who are the beneficiaries of the trust), provided such distributions are payable at least annually and begin within one year from the date of death. Special rules apply where the beneficiary is the surviving spouse, which allow the spouse to assume the Contract and defer the minimum distribution requirements.

NOTE TO PARTICIPANTS IN QUALIFIED PLANS INCLUDING 401, 403(B), OR 408 (INCLUDING IRA OWNERS): While annual plan contribution limits may be increased from time to time by Congress and the IRS for federal income tax purposes, these limits must be adopted by each state for any higher limits to be effective at a state income tax level. In other words, the permissible contribution limits for federal and state income tax purposes may be different. Therefore, in certain states, a portion of the contributions may not be excludible or deductible from state income taxes. Please consult your employer or tax adviser regarding this issue.

INDIVIDUAL RETIREMENT ANNUITIES

To the extent of earned income for the year and not exceeding the applicable limit for the taxable year, an individual may make contributions, which in some cases may be deductible, to an individual retirement annuity (IRA). The applicable limit is $4,000 for calendar year 2007, $5,000 for 2008, and may be indexed for inflation in future years. Additional "catch-up contributions" may be made to an IRA by individuals age 50 or over. There are certain limits on the deductible amount based on the adjusted gross income of the individual and spouse and on their participation in a retirement plan. If an individual is married and the spouse is not employed, the individual may establish IRAs for the individual and spouse. Purchase Payments may then be made annually into IRAs for both spouses in the maximum amount of 100% of earned income up to a combined limit based on the individual limits outlined above.

Deductible contributions to an IRA and Roth IRA for the year must be aggregated for purposes of the individual Code Section 408A limits and the Code Section 219 limits (age 50+catch-up).

Partial or full distributions are treated as ordinary income, except that amounts contributed after 1986 on a non-deductible basis are not includable in income when distributed. An additional tax of 10% will apply to any taxable distribution from the IRA that is received by the participant before the age of 59 1/2 except by reason of death, disability or as part of a series of payments for life or life expectancy. Distributions must commence by April 1st of the calendar year after the close of the calendar year in which the individual attains the age of 70 1/2. Certain other mandatory distribution rules apply on the death of the individual. The individual must maintain personal and tax return records of any non-deductible contributions and distributions.

Section 408 (k) of the Code provides for the purchase of a Simplified Employee Pension (SEP) plan. A SEP is funded through an IRA and can accept an annual employer contribution limited to the lesser of $45,000 or 100% of pay for each participant in 2007.

ROTH IRAS

Effective January 1, 1998, Section 408A of the Code permits certain individuals to contribute to a Roth IRA. Eligibility to make contributions is based upon income, and the applicable limits vary based on marital status and/or whether the contribution is a rollover contribution from another IRA or an annual contribution. Contributions to a Roth IRA, which are subject to certain limitations, (similar to the annual limits for traditional IRAs), are not deductible and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. A conversion of "traditional" IRA to a Roth IRA may be subject to tax and other special rules apply. You should consult a tax adviser before combining any converted amounts with other Roth IRA contributions, including any other conversion amounts from other tax years.

Qualified distributions from a Roth IRA are tax-free. A qualified distribution requires that the Roth IRA has been held for at least 5 years, and the distribution is made after age 59 1/2, on death or disability of the owner, or for a limited amount ($10,000) for a qualified first time home purchase for the owner or certain relatives. Income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions) or (2) during five taxable years starting with the year in which the first contribution is made to the Roth IRA.

TSAS (ERISA AND NON-ERISA)

GENERAL. TSAs fall under sec.403(b) of the Code, which provides certain tax benefits to eligible employees of public school systems and organizations that are tax exempt under sec.501(c)(3) of the Code.

In general contributions to sec.403(b) arrangements are subject to limitations under sec.415(c) of the Code (the lesser of 100% of includable compensation or the applicable limit for the year).

Note: Proposed income tax regulations issued in November 2004 would require certain fundamental changes to these arrangements including (a) a requirement that there be a written plan document in addition to the annuity contract or sec.403(b)(7) custodial account, (b) significant restrictions on the ability for participants to direct proceeds between 403(b) annuity contracts and (c) additional restrictions on withdrawals of amounts attributable to contributions other than elective deferrals.

The proposed regulations will generally not be effective until taxable years beginning after December 31, 2007 at the earliest, and may not be relied on until issued in final form. However, certain aspects including a proposed prohibition on the use of life insurance contracts under 403(b) arrangements and rules affecting payroll taxes on certain types of contributions are currently effective unless revised or revoked in final regulations.

WITHDRAWALS AND INCOME PAYMENTS. If you are under 59 1/2, you cannot withdraw money from your TSA Contract unless the withdrawal:

     - Relates to purchase payments made prior to 1989 (and pre-1989 earnings on those purchase payments);

     - Is directly transferred to another permissible investment under sec.403(b) arrangements;

     -    Relates to amounts that are not salary reduction elective deferrals;

     - Occurs after you die, leave your job or become disabled (as defined by the Code); or

     - Is for financial hardship (but only to the extent of purchase payments) if your plan allows it.

DESIGNATED ROTH ACCOUNT FOR 403(B) PLANS. Effective January 1, 2006, employers that established and maintain a TSA/403(b) plan ("the Plan") may also establish a Qualified Roth Contribution Program under Section 402A of the Code ("Designated Roth Accounts") to accept after-tax contributions as part of the TSA plan. In accordance with our administrative procedures, we may permit these contributions to be made as purchase payments to a Section 403(b) Contract under the following conditions:

          (1) The employer maintaining the plan has demonstrated to our satisfaction that Designated Roth Accounts are permitted under the Plan.

          (2) In accordance with our administrative procedures, the amount of elective deferrals has been irrevocably designated as an after-tax contribution to the Designated Roth Account.

          (3) All state regulatory approvals have been obtained to permit the Contract to accept such after-tax elective deferral contributions (and, where permitted under the Qualified Roth Contribution Program and the Contract, rollovers and trustee-to-trustee transfers from other Designated Roth Accounts).

          (4) In accordance with our procedures and in a form satisfactory to us, we may accept rollovers from other funding vehicles under any Qualified Roth Contribution Program of the same type in which the employee participates as well as trustee-to-trustee transfers from other funding vehicles under the same Qualified Roth Contribution Program for which the participant is making elective deferral contributions to the Contract.

          (5) No other contribution types (including employer contributions, matching contributions, etc.) will be allowed as designated Roth contributions, unless they become permitted under the Code.

          (6) If permitted under the federal tax law, we may permit both pre-tax contributions under a 403(b) plan as well as after-tax contributions under the Plan's Qualified Roth Contribution Program to be made under the same Contract as well as rollover contributions and contributions by trustee-to-trustee transfers. In such cases, we will account separately for the designated Roth contributions and the earnings thereon from the contributions and earnings made under the pre-tax TSA plan (whether made as elective deferrals, rollover contributions or trustee-to-trustee transfers). As between the pre-tax or traditional Plan and the Qualified Roth Contribution Program, we will allocate any living benefits or death benefits provided under the Contract on a reasonable basis, as permitted under the tax law.

          (7) We may refuse to accept contributions made as rollovers and trustee-to-trustee transfers, unless we are furnished with a breakdown as between participant contributions and earnings at the time of the contribution.

Many of the federal income tax rules pertaining to Designated Roth Accounts have not yet been finalized. Both you and your employer should consult their own tax and legal advisors prior to making or permitting contributions to be made to a Qualified Roth Contribution Program.

The following general tax rules are based on our understanding of the Code and any regulations issued through December 31, 2005, and are subject to change and to different interpretation as well as additional guidance in respect to areas not previously addressed:

The employer must permit contributions under a pre-tax 403(b) plan in order to permit contributions to be irrevocably designated and made part of a Qualified Roth Contribution Program.

Elective deferral contributions to the Designated Roth Account must be aggregated with all other elective deferral contributions made by a taxpayer for purposes of the individual Code Section 402(g) limits and the Code Section 414(v) limits (relating to age 50 and over catch-up contributions) as well as contribution limits that apply under the Plan.

In general, the same tax law rules with respect to restricted monies, triggering events and permitted distributions will apply to the Designated Roth Accounts under the Plan as apply to the traditional pre-tax accounts under the plan (e.g., death or disability of participant, severance from employment, attainment of age 59 1/2 and hardship withdrawals only with respect to contributions (if permitted under the Plan)).

If the amounts have been held under any Designated Roth Account of a participant for at least five years and are made on account of death, disability or after attainment of age 59 1/2, then any withdrawal, distribution or payment of these amounts is generally free of federal income tax ("Qualified Distributions").

Unlike Roth IRAs, withdrawal, distributions and payments that do not meet the five year rule will generally be taxed on a pro-rated basis with respect to earnings and after-tax contributions. The 10% penalty tax will generally apply on the same basis as a traditional pre-tax account under the Plan. Additionally, rollover distributions may only be made tax-free into another Designated Roth Account or into a Roth IRA.

Some states may not permit contributions to be made to a Qualified Roth Contribution Program or may require additional conforming legislation for these rules to become effective.

LOANS. If your TSA Contract permits loans, such loans will be made only from any Fixed Interest Account balance and only up to certain limits. In that case, we credit your Fixed Interest Account balance up to the amount of the outstanding loan balance with a rate of interest that is less than the interest rate we charge for the loan.

The Code and applicable income tax regulations limit the amount that may be borrowed from your Contract and all you employer plans in the aggregate and also require that loans be repaid, at a minimum, in scheduled level payments over a proscribed term.

Your Contract will indicated whether loans are permitted. The terms of the loan are governed by the Contract and loan agreement. Failure to satisfy loan limits under the Code or to make any scheduled payments according to the terms of your loan agreement and Federal tax law could have adverse tax consequences. Consult a tax advisor and read your loan agreement and Contract prior to taking any loan.

NON-QUALIFIED ANNUITY CONTRACTS

If you purchase the Contract on an individual basis with after-tax dollars and not under one of the programs described above, your Contract is referred to as non-qualified. As the owner of a non-qualified annuity, you do not receive any tax benefit (deduction or deferral of income) on Purchase Payments, but you will not be taxed on increases in the value of your Contract until a distribution occurs -- either as a withdrawal made prior to the Maturity Date or in the form of periodic Annuity Payments. As a general rule, there is income in the Contract (earnings) to the extent the Contract Value exceeds your investment in the Contract. The investment in the Contract equals the total Purchase Payments less any amount received previously which was excludible from gross income.

Generally, different tax rules apply to Annuity Payments than to withdrawals and payments received before the annuity starting date. When a withdrawal is made, you are taxed on the amount of the withdrawal that is considered earnings under federal tax laws.

Similarly, when you receive an Annuity Payment, part of each periodic payment is considered a return of your Purchase Payments and will not be taxed, but the remaining portion of the Annuity Payment (i.e., any earnings) will be considered ordinary income for federal income tax purposes. Annuity Payments are subject to an "excludable amount" or "exclusion ratio" which determines how much of each payment is treated as:

     -    a non-taxable return of your Purchase Payment; or

     -    a taxable payment of earnings.

We generally will tell you how much of each Annuity Payment is a non-taxable return of your Purchase Payments. However, it is possible that the IRS could conclude that the taxable portion of Annuity Payments under a non-qualified contract is an amount greater (or less) than the taxable amount determined by us and reported by us to you and the IRS. Generally, once the total amount treated as a non-taxable return of your Purchase Payments equals your Purchase Payments, then all remaining payments are fully taxable. We will withhold a portion of the taxable amount of your Annuity Payment for income taxes, unless you elect otherwise. The amount we withhold is determined by the Code.

Code Section 72(s) requires that non-qualified annuity contracts meet minimum mandatory distribution requirements upon the death of the Contract Owner, including the death of either of the Joint Owners. If these requirements are not met, the Contract will not be treated as an annuity contract for federal income tax purposes and earnings under the Contract will be taxable currently, not when distributed. The distribution required depends, among other things, upon whether an annuity option is elected or whether the succeeding Contract Owner is the surviving spouse. We will administer contracts in accordance with these rules and we will notify you when you should begin receiving payments. There is a more complete discussion of these rules in the SAI.

If a non-qualified annuity is owned by a non-natural person (e.g., a corporation), increases in the value of the Contract attributable to Purchase Payments made after February 28, 1986 are includable in income annually and taxed at ordinary income tax rates. Furthermore, for contracts issued after April 22, 1987, if the Contract is transferred to another person or entity without adequate consideration, all deferred increases in value will be treated as income for federal income tax purposes at the time of the transfer.

PARTIAL WITHDRAWALS: If you make a partial withdrawal of your Contract Value, the distribution generally will be taxed as first coming from earnings (income in the Contract) and then from your Purchase Payments. These withdrawn earnings are includable in your taxable income. (See Penalty Tax for Premature Distributions below.) Any direct or indirect borrowing against the value of the Contract or pledging of the Contract as security for a loan will be treated as a cash distribution under the tax law, and will have tax consequences in the year taken. It should be noted that there is no guidance as to the determination of the amount of income in a Contract if it is issued with a Guaranteed Minimum Withdrawal Benefit (GMWB). Therefore, you should consult with your tax adviser as to the potential tax consequences of a partial surrender if your Contract is issued with a GMWB.

PARTIAL ANNUITIZATIONS (IF AVAILABLE WITH YOUR CONTRACT): At the present time the IRS has not approved the use of an exclusion ratio or exclusion amount when only part of your Contract Value is applied to a payment option. Currently, we will treat the application of less than your entire Contract Value under a Non-qualified Contract to a payment option (i.e. taking Annuity Payments) as a taxable withdrawal for federal income tax purposes (which may also be subject to the 10% penalty tax if you are under age 59 1/2). We will then treat the amount of the withdrawal (after any deductions for taxes) as the purchase price of an income annuity and tax report the income payments received under that annuity under the rules for variable income annuities. Consult your tax attorney prior to partially annuitizing your Contract.

We will determine the excludable amount for each income payment under the Contract as a whole by using the rules applicable to variable income payments in general (i.e. by dividing your after-tax purchase price, as adjusted for any refund or guarantee feature, by the number of expected income payments from the appropriate IRS table). However, the IRS may determine that the excludable amount is different from our computation.

DIVERSIFICATION REQUIREMENTS FOR VARIABLE ANNUITIES

The Code requires that any non-qualified variable annuity contracts based on a Separate Account must meet specific diversification standards. Non-qualified variable annuity contracts shall not be treated as an annuity for federal income tax purposes if investments made in the account are not adequately diversified. Final tax regulations define how Separate Accounts must be diversified. The Company constantly monitors the diversification of investments and believes that its accounts are adequately diversified. The consequence of any failure to diversify is essentially the loss to the Contract Owner of tax-deferred treatment, requiring the current inclusion of a proportionate share of the income and gains from the Separate Account assets in the income of each Contract Owner. The Company intends to administer all contracts subject to this provision of law in a manner that will maintain adequate diversification.

OWNERSHIP OF THE INVESTMENTS

In certain circumstances, owners of variable annuity contracts have been considered to be the owners of the assets of the underlying Separate Account for federal income tax purposes due to their ability to exercise investment control over those assets. When this is the case, the Contract Owners have been currently taxed on income and gains attributable to the Separate Account assets. There is little guidance in this area, and some features of the Contract, such as the number of funds available and the flexibility of the Contract Owner to allocate premium payments and transfer amounts among the funding options, have not been addressed in public rulings. While we believe that the Contract does not give the Contract Owner investment control over Separate Account assets, we reserve the right to modify the Contract as necessary to prevent a Contract Owner from being treated as the owner of the Separate Account assets supporting the Contract.

TAXATION OF DEATH BENEFIT PROCEEDS

Amounts may be distributed from a Non-qualified Contract because of the death of an owner or Annuitant. Generally, such amounts are includable in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a full surrender of the Contract; or (ii) if distributed under a payment option, they are taxed in the same way as Annuity Payments.

OTHER TAX CONSIDERATIONS

TREATMENT OF CHARGES FOR OPTIONAL BENEFITS

The Contract may provide one or more optional enhanced death benefits or other minimum guaranteed benefit that in some cases may exceed the greater of purchase price or the Contract Value. It is possible that the Internal Revenue Service may take the position that the charges for the optional enhanced benefit(s) are deemed to be taxable distributions to you. Although we do not believe that a charge under such optional enhanced benefit should be treated as a taxable withdrawal, you should consult with your tax advisor before selecting any rider or endorsement to the Contract.

GUARANTEED MINIMUM WITHDRAWAL BENEFIT. If you have purchased a Guaranteed Minimum Withdrawal Benefit (GMWB), where otherwise made available, note the following:

The tax treatment of withdrawals under such a benefit is uncertain. It is conceivable that the amount of potential gain could be determined based on the remaining amounts guaranteed to be available for withdrawal at the time of the withdrawal if greater than the Contract Value (prior to withdrawal charges). This could result in a greater amount of taxable income in certain cases. In general, at the present time, MetLife intends to tax report such withdrawals using the Contract Value rather than the remaining benefit to determine gain. However, in cases where the maximum permitted withdrawal in any year under any version of the Guaranteed Minimum Withdrawal Benefit exceeds the Contract Value, the portion of the withdrawal treated as taxable gain (not to exceed the amount of the withdrawal) should be measured as the difference between the maximum permitted withdrawal amount under the benefit and the remaining after-tax basis immediately preceding the withdrawal.

In the event that the Contract Value goes to zero, and either the Remaining Benefit Base is paid out in fixed installments, we will treat such payments as income annuity payments under the tax law and allow recovery of any remaining basis ratably over the expected number of payments.

MetLife reserves the right to change its tax reporting practices where we determine that it is not in accordance with IRS guidance (whether formal or informal).

PUERTO RICO TAX CONSIDERATIONS

The Puerto Rico Internal Revenue Code of 1994 (the "1994 Code") taxes distributions from non-qualified annuity contracts differently than in the U.S. Distributions that are not in the form of an annuity (including partial surrenders and period certain payments) are treated under the 1994 Code first as a return of investment. Therefore, a substantial portion of the amounts distributed generally will be excluded from gross income for Puerto Rico tax purposes until the cumulative amount paid exceeds your tax basis. The amount of income on annuity distributions (payable over your lifetime) is also calculated differently under the 1994 Code. Since Puerto Rico residents are also subject to U.S. income tax on all income other than income sourced to Puerto Rico and the Internal Revenue Service issued guidance in 2004 which indicated that the income from an annuity contract issued by a U.S. life insurer would be considered U.S. source income, the timing of recognition of income from an annuity contract could vary between the two jurisdictions. Although the 1994 Code provides a credit against the Puerto Rico income tax for U.S. income taxes paid, an individual may not get full credit because of the timing differences. You should consult with a personal tax adviser regarding the tax consequences of purchasing an annuity contract and/or any proposed distribution, particularly a partial distribution or election to annuitize.

NON-RESIDENT ALIENS

Distributions to non resident aliens ("NRAs") are subject to special and complex tax and withholding rules under the Code with respect to U.S. source income, some of which are based upon the particular facts and circumstances of the Contract Owner, the beneficiary and the transaction itself. As stated above, the IRS has taken the position that income from the Contract received by NRAs is considered U.S. source income. In addition, Annuity Payments to NRAs in many countries are exempt from U.S. tax (or subject to lower rates) based upon a tax treaty, provided that the Contract Owner complies with the applicable requirements. NRAs should seek guidance from a tax adviser regarding their personal situation.

TAX CREDITS AND DEDUCTIONS

The Company may be entitled to certain tax benefits related to the assets of the Separate Account. These tax benefits, which may include foreign tax credits and corporate dividend received deductions, are not passed back to the Separate Account or to contract owners since the Company is the owner of the assets from which the tax benefits are derived.

                                OTHER INFORMATION

--------------------------------------------------------------------------------

Vintage XTRA is a service mark of Citigroup, Inc. or its affiliates and is used by MetLife, Inc. and its affiliates under license.

THE INSURANCE COMPANIES

Please refer to your Contract to determine which Company issued your Contract.

MetLife Insurance Company of Connecticut is a stock insurance company chartered in 1863 in Connecticut and continuously engaged in the insurance business since that time. It is licensed to conduct life insurance business in all states of the United States, the District of Columbia, Puerto Rico, Guam, the U.S. and British Virgin Islands and the Bahamas. The Company is a wholly-owned subsidiary of MetLife, Inc., a publicly-traded company. MetLife, Inc., through its subsidiaries and affiliates, is a leading provider of insurance and other financial services to individual and institutional customers. The Company's Home Office is located at One Cityplace, Hartford, Connecticut 06103-3415.

MetLife Life and Annuity Company of Connecticut is a stock insurance company chartered in 1973 in Connecticut and continuously engaged in the insurance business since that time. It is licensed to conduct life insurance business in all states of the United States (except New York), the District of Columbia and Puerto Rico. The Company is an indirect wholly-owned subsidiary of MetLife, Inc., a publicly-traded company. The Company's Home Office is located at One Cityplace, Hartford, Connecticut 06103-3415.

FINANCIAL STATEMENTS

The financial statements for the Company and its Separate Account are located in the Statement of Additional Information.

DISTRIBUTION OF VARIABLE ANNUITY CONTRACTS

DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT. MetLife Insurance Company of Connecticut and MetLife Life and Annuity Company of Connecticut (together the "Company") have appointed MetLife Investors Distribution Company ("MLIDC") to serve as the principal underwriter and distributor of the securities offered through this Prospectus, pursuant to the terms of a Distribution and Principal Underwriting Agreement. Prior to October 20, 2006, the principal underwriter and distributor was MLI Distribution LLC, which merged with and into MLIDC on that date. MLIDC, which is an affiliate of the Company, also acts as the principal underwriter and distributor of other variable annuity contracts and variable life insurance policies issued by the Company and its affiliated companies. The Company reimburses MLIDC for expenses MLIDC incurs in distributing the Contracts (e.g. commissions payable to retail broker-dealers who sell the Contracts). MLIDC does not retain any fees under the Contracts; however, MLIDC may receive 12b-1 fees from the Underlying Funds.

MLIDC's principal executive offices are located at 5 Park Plaza, Suite 1900, Irvine, California 92614. MLIDC is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934, as well as the securities commissions in the states in which it operates, and is a member of the National Association of Securities Dealers, Inc. ("NASD").

MLIDC and the Company enter into selling agreements with affiliated and unaffiliated broker-dealers who are registered with the SEC and are members of the NASD, and with entities that may offer the Contracts but are exempt from registration. Applications for the Contract are solicited by registered representatives who are associated persons of such affiliated or unaffiliated broker-dealer firms. Such representatives act as appointed agents of the Company under applicable state insurance law and must be licensed to sell variable insurance products. The Company intends to offer the Contract in all jurisdictions where it is licensed to do business and where the Contract is approved. The Company no longer offers the Contracts to new purchasers, but it continues to accept purchase payments from existing Contract Owners.

COMPENSATION. Broker-dealers who have selling agreements with MLIDC and the Company are paid compensation for the promotion and sale of the Contracts. Registered representatives who solicit sales of the Contract typically receive a portion of the compensation payable to the broker-dealer firm. The amount the registered representative receives depends on the agreement between the firm and the registered representative. This agreement may also provide for the payment of other types of cash and non-cash compensation and other benefits. A broker-dealer firm or registered representative of a firm may receive different compensation for selling one product over another and/or may be inclined to favor one product provider over another product provider due to differing compensation rates.

We generally pay compensation as a percentage of purchase payments invested in the Contract. Alternatively, we may pay lower compensation on purchase payments but pay periodic asset-based compensation based on all or a portion of the Contract Value. The amount and timing of compensation may vary depending on the selling agreement but is not expected to exceed 7.50% of Purchase Payments (if up-front compensation is paid to registered representatives) and up to 1.50% annually of average Contract Value (if asset-based compensation is paid to registered representatives). We pay American Funds Distributor, Inc., principal underwriter for the American Funds Insurance Series, a percentage of all Purchase Payments allocated to the funds in the American Funds Insurance Series for services it provides in marketing the fund's shares in connection with the Contract.

The Company and MLIDC have also entered into preferred distribution arrangements with certain broker-dealer firms. These arrangements are sometimes called "shelf space" arrangements. Under these arrangements, the Company and MLIDC pay separate, additional compensation to the broker-dealer firm for services the broker-dealer provides in connection with the distribution of the Company's products. These services may include providing the Company with access to the distribution network of the broker-dealer, the hiring and training of the broker-dealer's sales personnel, the sponsoring of conferences and seminars by the broker-dealer, or general marketing services performed by the broker-dealer. The broker-dealer may also provide other services or incur other costs in connection with distributing the Company's products.

These preferred distribution arrangements will not be offered to all broker-dealer firms and the terms of such arrangements may differ between broker-dealer firms. Compensation payable under such arrangements may be based on aggregate, net or anticipated sales of the Contracts, total assets attributable to sales of the Contract by registered representatives of the broker-dealer firm or based on the length of time that a Contract owner has owned the Contract. Any such compensation payable to a broker-dealer firm will be made by MLIDC or the Company out of their own assets and will not result in any additional direct charge to you. Such compensation may cause the broker-dealer firm and its registered representatives to favor the Company's products. The Company and MLIDC have entered into preferred distribution arrangements with their affiliate Tower Square Securities, Inc. and with the unaffiliated broker-dealer firms identified in the Statement of Additional Information. The Company and MLIDC may enter into similar arrangements with their other affiliates MetLife Securities, Inc. and/or Metropolitan Life Insurance Company, Walnut Street Securities, Inc. and New England Securities Corporation. See the "Statement of Additional Information -- DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT" for a list of the broker-dealer firms that received such additional compensation during 2006, as well as the range of additional compensation paid.

The Company and MLIDC have entered into selling agreements with certain broker-dealer firms that have an affiliate that acts as investment adviser or sub-adviser to one or more Underlying Funds which may be offered in the Contracts. These investment advisory firms include Fidelity Management & Research Company, Morgan Stanley Investment Advisers Inc., MetLife Investment Funds Management LLC, MetLife Advisers, LLC and Met Investors Advisory LLC. MetLife Investment Funds Management LLC, MetLife Advisers, LLC and MetLife Investors Advisory LLC are affiliates of the Company. Registered representatives of broker-dealer firms with an affiliated company acting as an adviser or a sub-adviser may favor these Funds when offering the Contracts.

SALES BY AFFILIATES OF THE COMPANY. The Company and MLIDC may offer the Contracts through retail broker-dealer firms that are affiliates of the Company, including Tower Square Securities, Inc., MetLife Securities, Inc. and/or Metropolitan Life Insurance Company, Walnut Street Securities, Inc. and New England Securities Corporation. The compensation paid to affiliated broker-dealer firms for sales of the Contracts is generally not expected to exceed, on a present value basis, the percentages described above. These broker-dealer firms pay their registered representatives all or a portion of the commissions received for their sales of Contracts; some firms may retain a portion of commissions. The amount the broker dealer firms pass on to their registered representatives is determined in accordance with their internal compensation programs. These programs may also include other types of cash compensation, such as bonuses, equity awards (such as stock options), training allowances, supplementary salary, financing arrangements, marketing support, medical and other insurance benefits, retirement benefits, non-qualified deferred compensation plans and other benefits. For registered representatives of certain affiliates, the amount of this additional cash compensation is based primarily on the amount of proprietary products sold and serviced by the representative. Proprietary products are those issued by the Company or its affiliates. The managers who supervise these registered representatives may also be entitled to additional cash compensation based on the sale of proprietary products by their representatives. Because the additional cash compensation paid to these registered representatives and their managers is primarily based on sales of proprietary products, these registered representatives and their managers have an incentive to favor the sale of proprietary products over other products issued by non-affiliates.

Registered representatives of our affiliates, MetLife Securities, Inc. and/or Metropolitan Life Insurance Company, receive cash payments for the products they sell and service based upon a 'gross dealer concession' model. The cash payment is equal to a percentage of the gross dealer concession. For MetLife registered representatives other than those in our MetLife Resources (MLR) Division, the percentage is determined by a formula that takes into consideration the amount of premiums and purchase payments applied to proprietary products that the registered representative sells and services. The percentage could be as high as 100%. (MLR registered representatives receive compensation based upon premiums and purchase payments applied to all products sold and serviced by the representative.) In addition, all MetLife registered representative are entitled to the additional compensation described above based on sales of proprietary products. Because sales of proprietary products are a factor determining the percentage of gross dealer concession and/or the amount of additional compensation to which MetLife registered representatives are entitled, they have an incentive to favor the sale of proprietary products. In addition, because their sales managers' compensation is based on the sales made by the representatives they supervise, these sales managers also have an incentive to favor the sale of proprietary products.

The Company's affiliates also offer their registered representatives and their managers non-cash compensation incentives, such as conferences, trips, prizes and awards. Other non-cash compensation payments may be made for other services that are not directly related to the sale of products. These payments may include support services in the form of recruitment and training of personnel, production of promotional materials and similar services.

CONFORMITY WITH STATE AND FEDERAL LAWS

The laws of the state in which we deliver a contract govern that Contract. Where a state has not approved a contract feature or funding option, it will not be available in that state. Any paid-up annuity, Cash Surrender Value or death benefits that are available under the Contract are not less than the minimum benefits required by the statutes of the state in which we delivered the Contract. We reserve the right to make any changes, including retroactive changes, in the Contract to the extent that the change is required to meet the requirements of any law or regulation issued by any governmental agency to which the Company, the Contract or the Contract Owner is subject.

VOTING RIGHTS

The Company is the legal owner of the shares of the Underlying Funds. However, we believe that when an Underlying Fund solicits proxies in conjunction with a vote of shareholders we are required to obtain from you and from other owners instructions on how to vote those shares. We will vote all shares, including those we may own on our own behalf, and those where we have not received instructions from Contract Owners, in the same proportion as shares for which we received voting instructions. The effect of this proportional voting is that a small number of contract owners may control the outcome of a vote. Should we determine that we are no longer required to comply with the above, we will vote the shares in our own right. In certain limited circumstances, and when permitted by law, we may disregard voting instructions. If we do disregard voting instructions, a summary of that action and the reasons for such action would be included in the next annual report to Contract Owners.

RESTRICTIONS ON FINANCIAL TRANSACTIONS

Federal laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to block a Contract Owner's ability to make certain transactions and thereby refuse to accept any request for transfers, withdrawals, surrenders, or death benefits, until the instructions are received from the appropriate regulator. We may also be required to provide additional information about you and your Contract to government regulators.

LEGAL PROCEEDINGS

In the ordinary course of business, the Company, similar to other life insurance companies, is involved in lawsuits (including class action lawsuits), arbitrations and other legal proceedings. Also, from time to time, state and federal regulators or other officials conduct formal and informal examinations or undertake other actions dealing with various aspects of the financial services and insurance industries. In some legal proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made.

It is not possible to predict with certainty the ultimate outcome of any pending legal proceeding or regulatory action. However, the Company does not believe any such action or proceeding will have a material adverse effect upon the Separate Account or upon the ability of MLIDC to perform its contract with the Separate Account or of the Company to meet its obligations under the Contracts.

                       THIS PAGE INTENTIONALLY LEFT BLANK.

                                   APPENDIX A

                         CONDENSED FINANCIAL INFORMATION

--------------------------------------------------------------------------------

                METLIFE OF CT FUND BD III FOR VARIABLE ANNUITIES
                      ACCUMULATION UNIT VALUES (IN DOLLARS)

The following Accumulation Unit Value ("AUV") information should be read in conjunction with the Separate Account's audited financial statement and notes, which are included in the Statement of Additional Information ("SAI"). The first table provides the AUV information for the MINIMUM Separate Account Charge available under the contract. The second table provides the AUV information for the MAXIMUM Separate Account Charge available under the contract. The Separate Account Charges that fall in between this range are included in the SAI, which is free of charge. You may request a copy of the SAI by calling the toll-free number found on the first page of this prospectus or by mailing in the coupon attached in Appendix F. Please refer to the Fee Table section of this prospectus for more information on Separate Account Charges.

                         SEPARATE ACCOUNT CHARGES 1.40%



                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


AIM Variable Insurance Funds
  AIM V.I. Core Equity Subaccount (Series I)
  (4/06)...........................................  2006        1.000            1.081           458,007

  AIM V.I. Premier Equity Subaccount (Series I)
  (5/01)...........................................  2006        0.816            0.857                --
                                                     2005        0.783            0.816           689,725
                                                     2004        0.751            0.783           835,150
                                                     2003        0.609            0.751           895,510
                                                     2002        0.885            0.609           994,353
                                                     2001        1.000            0.885           421,659

AllianceBernstein Variable Products Series Fund,
  Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02).................................  2006        1.162            1.215                --
                                                     2005        1.127            1.162           146,657
                                                     2004        1.027            1.127            77,989
                                                     2003        0.788            1.027            72,029
                                                     2002        1.000            0.788             6,028

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)................................  2006        0.756            0.741                --
                                                     2005        0.668            0.756           889,375
                                                     2004        0.625            0.668         1,057,694
                                                     2003        0.514            0.625         1,190,268
                                                     2002        0.753            0.514         1,278,582
                                                     2001        0.925            0.753           892,135
                                                     2000        1.127            0.925            96,323
                                                     1999        1.000            1.127            76,688

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)..........................................  2006        1.245            1.478           722,596
                                                     2005        1.106            1.245           813,522
                                                     2004        0.989            1.106           820,524
                                                     2003        0.741            0.989           734,396
                                                     2002        0.880            0.741           699,143
                                                     2001        1.041            0.880           358,085
                                                     2000        1.301            1.041             4,990
                                                     1999        1.000            1.301                --

  American Funds Growth Subaccount (Class 2)
  (12/99)..........................................  2006        1.257            1.366         1,550,556
                                                     2005        1.097            1.257         1,757,373
                                                     2004        0.989            1.097         1,620,395
                                                     2003        0.733            0.989         1,423,815
                                                     2002        0.984            0.733           997,632
                                                     2001        1.220            0.984           537,903
                                                     2000        1.184            1.220           112,468
                                                     1999        1.000            1.184                --

  American Funds Growth-Income Subaccount (Class 2)
  (3/00)...........................................  2006        1.326            1.507         1,467,842
                                                     2005        1.271            1.326         1,352,898
                                                     2004        1.167            1.271         1,515,560
                                                     2003        0.894            1.167         1,322,363
                                                     2002        1.110            0.894           697,242
                                                     2001        1.098            1.110           343,429
                                                     2000        1.000            1.098                --

Capital Appreciation Fund
  Capital Appreciation Fund (5/00).................  2006        0.676            0.670                --
                                                     2005        0.580            0.676         1,156,794
                                                     2004        0.492            0.580         1,259,417
                                                     2003        0.400            0.492         1,688,768
                                                     2002        0.541            0.400         1,612,958
                                                     2001        0.742            0.541         1,770,037
                                                     2000        1.000            0.742           189,085

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (5/00)...........................................  2006        2.347            3.069                --
                                                     2005        2.221            2.347           576,119
                                                     2004        1.714            2.221           585,483
                                                     2003        1.297            1.714           586,611
                                                     2002        1.258            1.297           542,919
                                                     2001        1.173            1.258           169,706
                                                     2000        1.000            1.173             7,111

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)..............................  2006        1.315            1.431                --
                                                     2005        1.210            1.315            38,446
                                                     2004        1.074            1.210            54,657
                                                     2003        1.000            1.074             1,000

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)..............................  2006        1.312            1.463                --
                                                     2005        1.208            1.312            14,119
                                                     2004        1.068            1.208            11,133
                                                     2003        1.000            1.068             1,000

Franklin Templeton Variable Insurance Products
  Trust
  FTVIPT Franklin Income Securities Subaccount
  (Class 2) (5/05).................................  2006        1.052            1.227            46,177
                                                     2005        1.000            1.052                --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (4/00)......................  2006        0.872            0.935           208,235
                                                     2005        0.844            0.872           353,739
                                                     2004        0.768            0.844           419,907
                                                     2003        0.567            0.768           318,777
                                                     2002        0.807            0.567           250,433
                                                     2001        0.965            0.807           194,095
                                                     2000        1.000            0.965                --

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)........................................  2006        1.262            1.474                --
                                                     2005        1.158            1.262           546,575
                                                     2004        1.043            1.158           646,673
                                                     2003        0.845            1.043           457,584
                                                     2002        1.000            0.845           119,273

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)......................  2006        2.238            2.826           219,867
                                                     2005        1.781            2.238           158,202
                                                     2004        1.448            1.781            54,824
                                                     2003        1.000            1.448             1,000

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (4/00).................................  2006        1.176            1.408           491,487
                                                     2005        1.082            1.176           517,884
                                                     2004        0.926            1.082           322,771
                                                     2003        0.710            0.926           249,365
                                                     2002        0.884            0.710           169,930
                                                     2001        1.068            0.884            49,286
                                                     2000        1.000            1.068                --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (5/02).................................  2006        1.267            1.522                --
                                                     2005        1.180            1.267           344,861
                                                     2004        1.032            1.180           238,864
                                                     2003        0.792            1.032           107,706
                                                     2002        1.000            0.792             1,558

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00)...................................  2006        0.496            0.554            66,020
                                                     2005        0.449            0.496            66,029
                                                     2004        0.378            0.449           126,196
                                                     2003        0.284            0.378           140,217
                                                     2002        0.401            0.284           140,241
                                                     2001        0.674            0.401           130,619
                                                     2000        1.000            0.674                --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)....  2006        1.552            1.745                --
                                                     2005        1.513            1.552            11,233
                                                     2004        1.336            1.513             6,516
                                                     2003        1.000            1.336             1,000

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


Legg Mason Partners Investment Series
  LMPIS Dividend Strategy Subaccount (5/01)........  2006        0.797            0.927            10,449
                                                     2005        0.810            0.797            10,462
                                                     2004        0.794            0.810            41,242
                                                     2003        0.652            0.794            44,649
                                                     2002        0.894            0.652            50,344
                                                     2001        1.000            0.894            12,958

  LMPIS Premier Selections All Cap Growth
  Subaccount (5/01)................................  2006        0.910            0.963                --
                                                     2005        0.868            0.910                --
                                                     2004        0.855            0.868                --
                                                     2003        0.646            0.855                --
                                                     2002        0.894            0.646            46,696
                                                     2001        1.000            0.894             3,327

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunities Subaccount
  (5/01)...........................................  2006        1.144            1.274           171,918
                                                     2005        1.106            1.144           173,974
                                                     2004        0.970            1.106           175,987
                                                     2003        0.693            0.970           181,669
                                                     2002        0.945            0.693           161,469
                                                     2001        1.000            0.945                --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (4/01).......  2006        1.343            1.564         1,411,841
                                                     2005        1.309            1.343         1,491,826
                                                     2004        1.225            1.309         1,743,085
                                                     2003        0.894            1.225         1,680,295
                                                     2002        1.209            0.894         1,672,013
                                                     2001        1.000            1.209           894,987

  LMPVPI Investors Subaccount (Class I) (5/01).....  2006        1.233            1.438         1,169,729
                                                     2005        1.174            1.233         1,327,979
                                                     2004        1.078            1.174         1,484,092
                                                     2003        0.826            1.078         1,479,023
                                                     2002        1.089            0.826         1,316,924
                                                     2001        1.000            1.089           505,781

  LMPVPI Small Cap Growth Subaccount (Class I)
  (3/01)...........................................  2006        1.419            1.577           281,974
                                                     2005        1.371            1.419           317,776
                                                     2004        1.208            1.371           305,465
                                                     2003        0.823            1.208           348,334
                                                     2002        1.278            0.823           374,428
                                                     2001        1.000            1.278           166,046

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


Legg Mason Partners Variable Portfolios II
  LMPVPII Appreciation Subaccount (4/00)...........  2006        1.070            1.211           613,260
                                                     2005        1.040            1.070           857,887
                                                     2004        0.970            1.040           905,772
                                                     2003        0.789            0.970           881,907
                                                     2002        0.971            0.789           819,902
                                                     2001        1.025            0.971           430,775
                                                     2000        1.000            1.025                --

  LMPVPII Diversified Strategic Income Subaccount
  (2/01)...........................................  2006        1.249            1.298           334,286
                                                     2005        1.235            1.249           360,032
                                                     2004        1.174            1.235           424,696
                                                     2003        1.065            1.174           593,401
                                                     2002        1.030            1.065           130,685
                                                     2001        1.000            1.030           155,980

  LMPVPII Equity Index Subaccount (Class II)
  (2/01)...........................................  2006        0.885            1.005         1,580,311
                                                     2005        0.861            0.885         1,763,552
                                                     2004        0.792            0.861         1,872,075
                                                     2003        0.629            0.792         1,945,736
                                                     2002        0.822            0.629         1,408,585
                                                     2001        1.000            0.822         1,012,410

  LMPVPII Fundamental Value Subaccount (4/01)......  2006        1.361            1.567           650,001
                                                     2005        1.317            1.361           790,939
                                                     2004        1.234            1.317           863,864
                                                     2003        0.903            1.234           856,122
                                                     2002        1.163            0.903           787,045
                                                     2001        1.000            1.163           422,215

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount
  (9/03)...........................................  2006        1.006            1.033           117,416
                                                     2005        0.997            1.006            73,496
                                                     2004        0.999            0.997            55,729
                                                     2003        1.000            0.999             1,000

  LMPVPIII Aggressive Growth Subaccount (12/99)....  2006        1.373            1.473         1,183,798
                                                     2005        1.247            1.373         1,299,665
                                                     2004        1.150            1.247         1,428,438
                                                     2003        0.867            1.150         1,486,898
                                                     2002        1.306            0.867         1,440,052
                                                     2001        1.381            1.306           986,917
                                                     2000        1.210            1.381           174,362
                                                     1999        1.000            1.210            66,995

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  LMPVPIII High Income Subaccount (5/01)...........  2006        1.155            1.264           510,672
                                                     2005        1.141            1.155           546,583
                                                     2004        1.048            1.141           716,219
                                                     2003        0.833            1.048           829,906
                                                     2002        0.873            0.833           350,349
                                                     2001        1.000            0.873           100,742

  LMPVPIII International All Cap Growth Subaccount
  (4/00)...........................................  2006        0.739            0.918           218,529
                                                     2005        0.671            0.739           230,643
                                                     2004        0.577            0.671           242,158
                                                     2003        0.459            0.577           229,296
                                                     2002        0.627            0.459           364,700
                                                     2001        0.924            0.627           252,361
                                                     2000        1.000            0.924           118,688

  LMPVPIII Large Cap Growth Subaccount (11/99).....  2006        0.956            0.986           446,832
                                                     2005        0.922            0.956           513,161
                                                     2004        0.931            0.922           595,960
                                                     2003        0.640            0.931           598,968
                                                     2002        0.863            0.640           531,515
                                                     2001        1.000            0.863           318,778
                                                     2000        1.090            1.000            28,368
                                                     1999        1.000            1.090            11,616

  LMPVPIII Large Cap Value Subaccount (11/99)......  2006        1.069            1.247           416,025
                                                     2005        1.018            1.069           431,822
                                                     2004        0.933            1.018           448,566
                                                     2003        0.742            0.933           485,974
                                                     2002        1.008            0.742           545,220
                                                     2001        1.114            1.008           296,057
                                                     2000        0.998            1.114                --
                                                     1999        1.000            0.998                --

  LMPVPIII Mid Cap Core Subaccount (11/99).........  2006        1.428            1.617           540,887
                                                     2005        1.337            1.428           551,078
                                                     2004        1.228            1.337           572,261
                                                     2003        0.959            1.228           585,602
                                                     2002        1.203            0.959           693,336
                                                     2001        1.355            1.203           253,170
                                                     2000        1.166            1.355             8,807
                                                     1999        1.000            1.166             4,746

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  LMPVPIII Money Market Subaccount (7/00)..........  2006        1.075            1.109           428,680
                                                     2005        1.060            1.075           385,628
                                                     2004        1.066            1.060           508,616
                                                     2003        1.074            1.066           537,567
                                                     2002        1.075            1.074           903,444
                                                     2001        1.052            1.075           353,750
                                                     2000        1.000            1.052                --

Legg Mason Partners Variable Portfolios IV
  LMPVPIV Multiple Discipline Subaccount-All Cap
  Growth and Value (10/02).........................  2006        1.502            1.682           333,157
                                                     2005        1.447            1.502           413,219
                                                     2004        1.376            1.447           656,505
                                                     2003        1.061            1.376           761,481
                                                     2002        1.000            1.061           149,827

  LMPVPIV Multiple Discipline Subaccount-Balanced
  All Cap Growth and Value (10/02).................  2006        1.329            1.448           124,737
                                                     2005        1.293            1.329           124,782
                                                     2004        1.249            1.293           250,045
                                                     2003        1.038            1.249           233,589
                                                     2002        1.000            1.038             8,122

  LMPVPIV Multiple Discipline Subaccount-Global All
  Cap Growth and Value (10/02).....................  2006        1.592            1.808            52,419
                                                     2005        1.515            1.592            54,475
                                                     2004        1.394            1.515            55,373
                                                     2003        1.074            1.394             1,790
                                                     2002        1.000            1.074             1,000

  LMPVPIV Multiple Discipline Subaccount-Large Cap
  Growth and Value (10/02).........................  2006        1.462            1.619             3,482
                                                     2005        1.432            1.462            12,442
                                                     2004        1.360            1.432             4,270
                                                     2003        1.069            1.360             3,645
                                                     2002        1.000            1.069             1,000

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class
  VC) (5/03).......................................  2006        1.408            1.628           151,685
                                                     2005        1.382            1.408           111,507
                                                     2004        1.244            1.382            84,102
                                                     2003        1.000            1.244            17,546

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03)...........................................  2006        1.644            1.820           123,865
                                                     2005        1.541            1.644           120,350
                                                     2004        1.260            1.541            41,464
                                                     2003        1.000            1.260             5,686

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class
  A) (4/06)........................................  2006        0.956            1.014           252,737

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06)...........................................  2006        1.274            1.360                --

  MIST Harris Oakmark International Subaccount
  (Class A) (4/06) *...............................  2006        1.058            1.168           414,286

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)........................................  2006        0.670            0.688         1,215,285

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06).................................  2006        1.001            1.077           590,014

  MIST Lord Abbett Mid-Cap Value Subaccount (Class
  B) (5/06)........................................  2006        1.002            1.073            14,956

  MIST Met/AIM Capital Appreciation Subaccount
  (Class A) (4/06).................................  2006        0.992            0.982           301,961

  MIST Met/AIM Small Cap Growth Subaccount (Class
  A) (4/06)........................................  2006        1.310            1.302            11,990

  MIST MFS(R) Value Subaccount (Class A) (4/06)....  2006        1.274            1.410            81,484

  MIST Neuberger Berman Real Estate Subaccount
  (Class A) (4/06).................................  2006        1.003            1.222         1,264,844

  MIST Pioneer Fund Subaccount (Class A) (4/06)....  2006        1.480            1.593            14,375

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06)...........................................  2006        1.120            1.180                --

  MIST Pioneer Strategic Income Subaccount (Class
  A) (4/06)........................................  2006        1.419            1.471           430,588

  MIST Third Avenue Small Cap Value Subaccount
  (Class B) (4/06).................................  2006        1.003            1.030            98,467

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)........................................  2006        0.609            0.595         1,385,443

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06)...........................................  2006        1.209            1.256           603,946

  MSF Capital Guardian U.S. Equity Subaccount
  (Class A) (4/06).................................  2006        0.735            0.756            45,437

  MSF FI Large Cap Subaccount (Class A) (4/06).....  2006        0.841            0.853         1,227,158

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  MSF FI Value Leaders Subaccount (Class D)
  (4/06)...........................................  2006        1.344            1.380         2,296,388

  MSF MetLife Aggressive Allocation Subaccount
  (4/06)...........................................  2006        1.002            1.062                --

  MSF MetLife Conservative Allocation Subaccount
  (4/06)...........................................  2006        1.001            1.044                --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)................................  2006        1.002            1.051                --

  MSF MetLife Moderate Allocation Subaccount
  (4/06)...........................................  2006        1.002            1.056            71,218

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)................................  2006        1.002            1.061                --

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06)...........................................  2006        1.407            1.506         5,144,852

  MSF Oppenheimer Global Equity Subaccount (Class
  B) (4/06)........................................  2006        0.996            1.052           593,295

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06).................................  2006        0.998            1.070           657,592

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)....................................  2006        1.133            1.125           390,124
                                                     2005        1.125            1.133           366,843
                                                     2004        1.048            1.125           235,306
                                                     2003        1.000            1.048            29,952

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)....................................  2006        1.226            1.255         3,972,302
                                                     2005        1.213            1.226         4,364,209
                                                     2004        1.173            1.213         6,033,661
                                                     2003        1.132            1.173         6,603,100
                                                     2002        1.053            1.132         5,715,152
                                                     2001        1.000            1.053         1,027,250

Putnam Variable Trust
  Putnam VT Discovery Growth Subaccount (Class IB)
  (5/01)...........................................  2006        0.817            0.895           258,094
                                                     2005        0.773            0.817           263,361
                                                     2004        0.728            0.773           303,680
                                                     2003        0.560            0.728           322,550
                                                     2002        0.806            0.560           354,885
                                                     2001        1.000            0.806            90,017

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  Putnam VT International Equity Subaccount (Class
  IB) (5/01).......................................  2006        1.118            1.408           236,400
                                                     2005        1.011            1.118           227,235
                                                     2004        0.882            1.011           177,298
                                                     2003        0.696            0.882           174,431
                                                     2002        0.857            0.696           120,823
                                                     2001        1.000            0.857           172,126

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01)...........................................  2006        1.701            1.967         1,100,216
                                                     2005        1.611            1.701         1,174,869
                                                     2004        1.295            1.611         1,251,913
                                                     2003        0.877            1.295         1,304,358
                                                     2002        1.088            0.877         1,111,270
                                                     2001        1.000            1.088           218,519

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/01)...........................................  2006        0.931            0.992                --
                                                     2005        0.869            0.931           332,768
                                                     2004        0.827            0.869           463,100
                                                     2003        0.649            0.827           436,166
                                                     2002        0.864            0.649           153,676
                                                     2001        1.000            0.864            53,578

  Travelers Equity Income Subaccount (4/00)........  2006        1.278            1.344                --
                                                     2005        1.240            1.278         2,764,524
                                                     2004        1.145            1.240         3,118,779
                                                     2003        0.885            1.145         3,246,588
                                                     2002        1.043            0.885         2,913,402
                                                     2001        1.133            1.043         1,567,212
                                                     2000        1.000            1.133           197,368

  Travelers Large Cap Subaccount (11/99)...........  2006        0.815            0.841                --
                                                     2005        0.761            0.815           281,674
                                                     2004        0.724            0.761           335,600
                                                     2003        0.589            0.724           350,858
                                                     2002        0.774            0.589           292,511
                                                     2001        0.949            0.774           201,210
                                                     2000        1.126            0.949            72,389
                                                     1999        1.000            1.126             7,030

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)................................  2006        1.078            1.148                --
                                                     2005        1.000            1.078                --

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  Travelers Managed Allocation Series: Conservative
  Subaccount (8/05)................................  2006        1.032            1.037                --
                                                     2005        1.022            1.032                --

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)................................  2006        1.047            1.085                --
                                                     2005        1.002            1.047                --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).....................  2006        1.066            1.113                --
                                                     2005        1.000            1.066                --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (5/05)...................  2006        1.039            1.060                --
                                                     2005        1.000            1.039                --

  Travelers Managed Income Subaccount (5/01).......  2006        1.220            1.209                --
                                                     2005        1.220            1.220           569,778
                                                     2004        1.203            1.220           650,112
                                                     2003        1.125            1.203           598,298
                                                     2002        1.116            1.125           339,945
                                                     2001        1.000            1.116            99,793

  Travelers Mercury Large Cap Core Subaccount
  (8/00)...........................................  2006        0.900            0.956                --
                                                     2005        0.815            0.900           288,511
                                                     2004        0.713            0.815           357,722
                                                     2003        0.597            0.713           361,013
                                                     2002        0.808            0.597           331,234
                                                     2001        1.057            0.808           253,154
                                                     2000        1.000            1.057             8,995

  Travelers MFS(R) Mid Cap Growth Subaccount
  (5/00)...........................................  2006        0.575            0.609                --
                                                     2005        0.566            0.575         1,435,861
                                                     2004        0.503            0.566           853,578
                                                     2003        0.372            0.503           874,458
                                                     2002        0.737            0.372           765,147
                                                     2001        0.980            0.737           619,700
                                                     2000        1.000            0.980            15,819

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  Travelers MFS(R) Total Return Subaccount (6/00)..  2006        1.362            1.407                --
                                                     2005        1.342            1.362         4,565,755
                                                     2004        1.221            1.342         5,170,815
                                                     2003        1.062            1.221         5,160,068
                                                     2002        1.137            1.062         3,995,198
                                                     2001        1.153            1.137         1,997,966
                                                     2000        1.000            1.153            99,711

  Travelers MFS(R) Value Subaccount (5/04).........  2006        1.178            1.274                --
                                                     2005        1.122            1.178            92,575
                                                     2004        1.000            1.122            25,036

  Travelers Mondrian International Stock Subaccount
  (5/00)...........................................  2006        0.921            1.058                --
                                                     2005        0.853            0.921           461,470
                                                     2004        0.747            0.853           422,641
                                                     2003        0.589            0.747           432,727
                                                     2002        0.686            0.589           289,734
                                                     2001        0.943            0.686           286,652
                                                     2000        1.000            0.943                --

  Travelers Pioneer Fund Subaccount (5/03).........  2006        1.394            1.480                --
                                                     2005        1.334            1.394            12,988
                                                     2004        1.217            1.334                --
                                                     2003        1.000            1.217             1,000

  Travelers Pioneer Mid Cap Value Subaccount
  (6/05)...........................................  2006        1.063            1.120                --
                                                     2005        1.020            1.063                --

  Travelers Pioneer Strategic Income Subaccount
  (5/00)...........................................  2006        1.404            1.419                --
                                                     2005        1.373            1.404           415,323
                                                     2004        1.255            1.373           377,848
                                                     2003        1.065            1.255           133,615
                                                     2002        1.020            1.065           134,078
                                                     2001        0.992            1.020           499,291
                                                     2000        1.000            0.992             7,948

  Travelers Strategic Equity Subaccount (11/99)....  2006        0.741            0.774                --
                                                     2005        0.737            0.741         1,288,013
                                                     2004        0.678            0.737         1,601,573
                                                     2003        0.519            0.678         1,832,344
                                                     2002        0.792            0.519         1,656,273
                                                     2001        0.927            0.792         1,087,180
                                                     2000        1.149            0.927            50,352
                                                     1999        1.000            1.149            11,645

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  Travelers Style Focus Series: Small Cap Growth
  Subaccount (5/05)................................  2006        1.137            1.310                --
                                                     2005        1.000            1.137                --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)................................  2006        1.110            1.274                --
                                                     2005        0.987            1.110                --

  Travelers Van Kampen Enterprise Subaccount
  (8/00)...........................................  2006        0.707            0.735                --
                                                     2005        0.665            0.707            45,456
                                                     2004        0.649            0.665            45,757
                                                     2003        0.524            0.649            45,389
                                                     2002        0.753            0.524            44,642
                                                     2001        0.970            0.753            10,867
                                                     2000        1.000            0.970                --

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (4/00)........................................  2006        0.783            0.794           145,680
                                                     2005        0.735            0.783           225,555
                                                     2004        0.697            0.735           260,528
                                                     2003        0.555            0.697           266,750
                                                     2002        0.834            0.555           274,192
                                                     2001        1.234            0.834           275,388
                                                     2000        1.000            1.234             6,477

Variable Insurance Products Fund
  VIP Contrafund(R) Subaccount (Service Class)
  (12/99)..........................................  2006        1.341            1.475           397,347
                                                     2005        1.163            1.341           361,133
                                                     2004        1.023            1.163           237,852
                                                     2003        0.808            1.023           231,570
                                                     2002        0.905            0.808           195,760
                                                     2001        1.047            0.905            73,692
                                                     2000        1.138            1.047            64,462
                                                     1999        1.000            1.138            64,462

  VIP Mid Cap Subaccount (Service Class 2) (5/01)..  2006        1.779            1.972           592,553
                                                     2005        1.529            1.779           576,226
                                                     2004        1.244            1.529           449,306
                                                     2003        0.912            1.244           393,509
                                                     2002        1.000            0.912           397,241

                         SEPARATE ACCOUNT CHARGES 2.30%



                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


AIM Variable Insurance Funds
  AIM V.I. Core Equity Subaccount (Series I)
  (4/06)...........................................  2006        1.000            1.075               --

  AIM V.I. Premier Equity Subaccount (Series I)
  (5/01)...........................................  2006        1.084            1.136               --
                                                     2005        1.050            1.084               --
                                                     2004        1.000            1.050               --

AllianceBernstein Variable Products Series Fund,
  Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02).................................  2006        1.105            1.153               --
                                                     2005        1.081            1.105               --
                                                     2004        1.000            1.081               --

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)................................  2006        1.188            1.154               --
                                                     2005        1.059            1.188               --
                                                     2004        1.000            1.059               --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)..........................................  2006        1.241            1.461           56,920
                                                     2005        1.113            1.241           57,308
                                                     2004        1.000            1.113               --

  American Funds Growth Subaccount (Class 2)
  (12/99)..........................................  2006        1.233            1.329           56,333
                                                     2005        1.086            1.233           40,949
                                                     2004        1.000            1.086               --

  American Funds Growth-Income Subaccount (Class 2)
  (3/00)...........................................  2006        1.102            1.240           69,798
                                                     2005        1.065            1.102           41,477
                                                     2004        1.000            1.065               --

Capital Appreciation Fund
  Capital Appreciation Fund (5/00).................  2006        1.351            1.334               --
                                                     2005        1.170            1.351               --
                                                     2004        1.000            1.170               --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (5/00)...........................................  2006        1.349            1.749               --
                                                     2005        1.288            1.349            8,790
                                                     2004        1.000            1.288               --

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)..............................  2006        1.203            1.305               --
                                                     2005        1.117            1.203               --
                                                     2004        1.000            1.117               --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)..............................  2006        1.205            1.340               --
                                                     2005        1.120            1.205               --
                                                     2004        1.000            1.120               --

Franklin Templeton Variable Insurance Products
  Trust
  FTVIPT Franklin Income Securities Subaccount
  (Class 2) (5/05).................................  2006        1.046            1.209           18,915
                                                     2005        1.000            1.046           11,132

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (4/00)......................  2006        1.111            1.181               --
                                                     2005        1.085            1.111               --
                                                     2004        1.000            1.085               --

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)........................................  2006        1.189            1.376               --
                                                     2005        1.100            1.189           10,294
                                                     2004        1.000            1.100               --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)......................  2006        1.572            1.967           21,607
                                                     2005        1.262            1.572           21,611
                                                     2004        1.000            1.262               --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (4/00).................................  2006        1.245            1.478           36,849
                                                     2005        1.156            1.245           37,211
                                                     2004        1.000            1.156               --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (5/02).................................  2006        1.191            1.418               --
                                                     2005        1.120            1.191               --
                                                     2004        1.000            1.120               --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00)...................................  2006        1.237            1.370               --
                                                     2005        1.130            1.237               --
                                                     2004        1.000            1.130               --

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)....  2006        1.145            1.277               --
                                                     2005        1.126            1.145               --
                                                     2004        1.000            1.126               --

Legg Mason Partners Investment Series
  LMPIS Dividend Strategy Subaccount (5/01)........  2006        0.991            1.143               --
                                                     2005        1.016            0.991               --
                                                     2004        1.000            1.016               --

  LMPIS Premier Selections All Cap Growth
  Subaccount (5/01)................................  2006        1.066            1.119               --
                                                     2005        1.026            1.066               --
                                                     2004        1.000            1.026               --

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunities Subaccount
  (5/01)...........................................  2006        1.199            1.323           16,938
                                                     2005        1.170            1.199           16,941
                                                     2004        1.000            1.170               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (4/01).......  2006        1.075            1.241               --
                                                     2005        1.057            1.075               --
                                                     2004        1.000            1.057               --

  LMPVPI Investors Subaccount (Class I) (5/01).....  2006        1.124            1.299               --
                                                     2005        1.080            1.124               --
                                                     2004        1.000            1.080               --

  LMPVPI Small Cap Growth Subaccount (Class I)
  (3/01)...........................................  2006        1.196            1.318               --
                                                     2005        1.166            1.196               --
                                                     2004        1.000            1.166               --

Legg Mason Partners Variable Portfolios II
  LMPVPII Appreciation Subaccount (4/00)...........  2006        1.077            1.209               --
                                                     2005        1.057            1.077               --
                                                     2004        1.000            1.057               --

  LMPVPII Diversified Strategic Income Subaccount
  (2/01)...........................................  2006        1.073            1.105               --
                                                     2005        1.071            1.073               --
                                                     2004        1.000            1.071               --

  LMPVPII Equity Index Subaccount (Class II)
  (2/01)...........................................  2006        1.090            1.227               --
                                                     2005        1.070            1.090               --
                                                     2004        1.000            1.070               --

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  LMPVPII Fundamental Value Subaccount (4/01)......  2006        1.084            1.237               --
                                                     2005        1.058            1.084               --
                                                     2004        1.000            1.058               --

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount
  (9/03)...........................................  2006        0.998            1.016           15,377
                                                     2005        0.998            0.998           15,385
                                                     2004        1.000            0.998               --

  LMPVPIII Aggressive Growth Subaccount (12/99)....  2006        1.164            1.237           36,312
                                                     2005        1.066            1.164           36,319
                                                     2004        1.000            1.066               --

  LMPVPIII High Income Subaccount (5/01)...........  2006        1.088            1.180           12,092
                                                     2005        1.085            1.088           12,468
                                                     2004        1.000            1.085               --

  LMPVPIII International All Cap Growth Subaccount
  (4/00)...........................................  2006        1.262            1.552               --
                                                     2005        1.156            1.262               --
                                                     2004        1.000            1.156               --

  LMPVPIII Large Cap Growth Subaccount (11/99).....  2006        1.018            1.041               --
                                                     2005        0.990            1.018               --
                                                     2004        1.000            0.990               --

  LMPVPIII Large Cap Value Subaccount (11/99)......  2006        1.126            1.301               --
                                                     2005        1.081            1.126               --
                                                     2004        1.000            1.081               --

  LMPVPIII Mid Cap Core Subaccount (11/99).........  2006        1.159            1.300               --
                                                     2005        1.095            1.159               --
                                                     2004        1.000            1.095               --

  LMPVPIII Money Market Subaccount (7/00)..........  2006        0.998            1.021               --
                                                     2005        0.994            0.998               --
                                                     2004        1.000            0.994               --

Legg Mason Partners Variable Portfolios IV
  LMPVPIV Multiple Discipline Subaccount-All Cap
  Growth and Value (10/02).........................  2006        1.069            1.187           39,653
                                                     2005        1.039            1.069           10,168
                                                     2004        1.000            1.039               --

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  LMPVPIV Multiple Discipline Subaccount-Balanced
  All Cap Growth and Value (10/02).................  2006        1.051            1.135           65,384
                                                     2005        1.031            1.051           53,553
                                                     2004        1.000            1.031               --

  LMPVPIV Multiple Discipline Subaccount-Global All
  Cap Growth and Value (10/02).....................  2006        1.111            1.251            9,501
                                                     2005        1.067            1.111            2,462
                                                     2004        1.000            1.067               --

  LMPVPIV Multiple Discipline Subaccount-Large Cap
  Growth and Value (10/02).........................  2006        1.046            1.147               --
                                                     2005        1.033            1.046               --
                                                     2004        1.000            1.033               --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class
  VC) (5/03).......................................  2006        1.110            1.272           18,078
                                                     2005        1.100            1.110           10,841
                                                     2004        1.000            1.100               --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03)...........................................  2006        1.228            1.347           27,623
                                                     2005        1.161            1.228           27,966
                                                     2004        1.000            1.161               --

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class
  A) (4/06)........................................  2006        1.304            1.375               --

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06)...........................................  2006        1.263            1.340               --

  MIST Harris Oakmark International Subaccount
  (Class A) (4/06) *...............................  2006        1.405            1.541               --

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)........................................  2006        1.334            1.361               --

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06).................................  2006        1.001            1.071           21,688

  MIST Lord Abbett Mid-Cap Value Subaccount (Class
  B) (5/06)........................................  2006        1.002            1.067               --

  MIST Met/AIM Capital Appreciation Subaccount
  (Class A) (4/06).................................  2006        1.191            1.171               --

  MIST Met/AIM Small Cap Growth Subaccount (Class
  A) (4/06)........................................  2006        1.299            1.283               --

  MIST MFS(R) Value Subaccount (Class A) (4/06)....  2006        1.264            1.390               --

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  MIST Neuberger Berman Real Estate Subaccount
  (Class A) (4/06).................................  2006        1.003            1.214           21,224

  MIST Pioneer Fund Subaccount (Class A) (4/06)....  2006        1.199            1.283           17,817

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06)...........................................  2006        1.110            1.163               --

  MIST Pioneer Strategic Income Subaccount (Class
  A) (4/06)........................................  2006        1.127            1.162               --

  MIST Third Avenue Small Cap Value Subaccount
  (Class B) (4/06).................................  2006        1.003            1.024               --

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)........................................  2006        1.142            1.109               --

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06)...........................................  2006        1.008            1.041               --

  MSF Capital Guardian U.S. Equity Subaccount
  (Class A) (4/06).................................  2006        1.131            1.157               --

  MSF FI Large Cap Subaccount (Class A) (4/06).....  2006        1.145            1.156               --

  MSF FI Value Leaders Subaccount (Class D)
  (4/06)...........................................  2006        1.180            1.205               --

  MSF MetLife Aggressive Allocation Subaccount
  (4/06)...........................................  2006        1.002            1.055               --

  MSF MetLife Conservative Allocation Subaccount
  (4/06)...........................................  2006        1.001            1.038           61,676

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)................................  2006        1.002            1.044               --

  MSF MetLife Moderate Allocation Subaccount
  (4/06)...........................................  2006        1.002            1.050           21,530

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)................................  2006        1.002            1.054               --

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06)...........................................  2006        1.136            1.208               --

  MSF Oppenheimer Global Equity Subaccount (Class
  B) (4/06) *......................................  2006        0.996            1.046               --

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06).................................  2006        0.998            1.064               --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)....................................  2006        1.065            1.048           31,505
                                                     2005        1.068            1.065           23,901
                                                     2004        1.000            1.068               --

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)....................................  2006        1.046            1.061           31,802
                                                     2005        1.045            1.046           24,113
                                                     2004        1.000            1.045               --

Putnam Variable Trust
  Putnam VT Discovery Growth Subaccount (Class IB)
  (5/01)...........................................  2006        1.118            1.214               --
                                                     2005        1.067            1.118               --
                                                     2004        1.000            1.067               --

  Putnam VT International Equity Subaccount (Class
  IB) (5/01).......................................  2006        1.271            1.587               --
                                                     2005        1.159            1.271               --
                                                     2004        1.000            1.159               --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01)...........................................  2006        1.248            1.431           16,396
                                                     2005        1.193            1.248           16,399
                                                     2004        1.000            1.193               --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/01)...........................................  2006        1.121            1.191               --
                                                     2005        1.055            1.121               --
                                                     2004        1.000            1.055               --

  Travelers Equity Income Subaccount (4/00)........  2006        1.126            1.180               --
                                                     2005        1.102            1.126               --
                                                     2004        1.000            1.102               --

  Travelers Large Cap Subaccount (11/99)...........  2006        1.114            1.145               --
                                                     2005        1.049            1.114               --
                                                     2004        1.000            1.049               --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)................................  2006        1.073            1.138               --
                                                     2005        1.000            1.073               --

  Travelers Managed Allocation Series: Conservative
  Subaccount (8/05)................................  2006        1.026            1.028               --
                                                     2005        1.020            1.026           60,113

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)................................  2006        1.042            1.076               --
                                                     2005        1.002            1.042           20,075

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).....................  2006        1.060            1.103               --
                                                     2005        1.000            1.060               --

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (5/05)...................  2006        1.033            1.051               --
                                                     2005        1.000            1.033               --

  Travelers Managed Income Subaccount (5/01).......  2006        1.020            1.008               --
                                                     2005        1.029            1.020               --
                                                     2004        1.000            1.029               --

  Travelers Mercury Large Cap Core Subaccount
  (8/00)...........................................  2006        1.231            1.304               --
                                                     2005        1.124            1.231               --
                                                     2004        1.000            1.124               --

  Travelers MFS(R) Mid Cap Growth Subaccount
  (5/00)...........................................  2006        1.081            1.142               --
                                                     2005        1.074            1.081               --
                                                     2004        1.000            1.074               --

  Travelers MFS(R) Total Return Subaccount (6/00)..  2006        1.103            1.136               --
                                                     2005        1.096            1.103               --
                                                     2004        1.000            1.096               --

  Travelers MFS(R) Value Subaccount (5/04).........  2006        1.172            1.264               --
                                                     2005        1.127            1.172               --
                                                     2004        1.000            1.127               --

  Travelers Mondrian International Stock Subaccount
  (5/00)...........................................  2006        1.226            1.405               --
                                                     2005        1.145            1.226               --
                                                     2004        1.000            1.145               --

  Travelers Pioneer Fund Subaccount (5/03).........  2006        1.133            1.199               --
                                                     2005        1.093            1.133           10,627
                                                     2004        1.000            1.093               --

  Travelers Pioneer Mid Cap Value Subaccount
  (6/05)...........................................  2006        1.058            1.110               --
                                                     2005        1.019            1.058               --

  Travelers Pioneer Strategic Income Subaccount
  (5/00)...........................................  2006        1.119            1.127               --
                                                     2005        1.104            1.119               --
                                                     2004        1.000            1.104               --

  Travelers Strategic Equity Subaccount (11/99)....  2006        1.095            1.140               --
                                                     2005        1.098            1.095               --
                                                     2004        1.000            1.098               --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (5/05)................................  2006        1.131            1.299               --
                                                     2005        1.000            1.131               --

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)................................  2006        1.103            1.263               --
                                                     2005        0.986            1.103               --

  Travelers Van Kampen Enterprise Subaccount
  (8/00)...........................................  2006        1.092            1.131               --
                                                     2005        1.037            1.092               --
                                                     2004        1.000            1.037               --

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (4/00)........................................  2006        1.117            1.123               --
                                                     2005        1.059            1.117               --
                                                     2004        1.000            1.059               --

Variable Insurance Products Fund
  VIP Contrafund(R) Subaccount (Service Class)
  (12/99)..........................................  2006        1.265            1.380           17,053
                                                     2005        1.108            1.265           17,056
                                                     2004        1.000            1.108               --

  VIP Mid Cap Subaccount (Service Class 2) (5/01)..  2006        1.416            1.555           10,241
                                                     2005        1.227            1.416           10,559
                                                     2004        1.000            1.227               --




---------
* We are currently waiving a portion of the Mortality and Expense Risk charge for this Subaccount. Please see "Fee Table -- Annual Separate Account Charges" for more information.

The date next to each funding option name reflects the date money first came into the funding option through the Separate Account.

Funding options not listed above had no amounts allocated to them or were not available as of December 31, 2006.

Number of Units Outstanding at End of Year may include units for Contract Owners in payout phase, where appropriate.

If an accumulation unit value has no assets and units across all sub-accounts within the Separate Account, and has had no assets and units for the history displayed on the Condensed Financial Information in the past, then it may not be displayed.

Variable Funding Option mergers and substitutions that occurred between January 1, 2005 and December 31, 2006, are displayed below. Please see Appendix C for more information on Variable Funding Option name changes, mergers and substitutions.

Effective on or about 02/25/2005, The Travelers Series Trust-MFS Emerging Growth Portfolio merged into The Travelers Series Trust-MFS Mid Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, AIM Variable Insurance Fund-AIM VI Premier Equity Fund merged into AIM Variable Insurance Fund-AIM VI Core Equity Fund and is no longer available as a funding option.

Effective on or about 05/01/2006, Alliance Bernstein Variable Products Series Fund-AllianceBernstein Growth and Income Portfolio was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Alliance Bernstein Variable Products Series Fund-AllianceBernstein Large Cap Growth Portfolio was replaced by Metropolitan Series Fund, Inc.-T. Rowe Price Large Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Capital Appreciation Fund merged into Met Investors Series Trust-Janus Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Delaware VIP Trust-Delaware VIP REIT Series was replaced by Met Investors Series Trust-Neuberger Berman Real Estate Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Global Allocation Portfolio was replaced by Metropolitan Series Fund, Inc.-Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Value Opportunities VI Fund was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton VIP Trust-Mutual Shares Securities Fund was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton VIP Trust-Templeton Growth Securities Fund was replaced by Metropolitan Series Fund, Inc.-Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-AIM Capital Appreciation Portfolio merged into Met Investors Series Trust-MET/AIM Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Equity Income Portfolio merged into Metropolitan Series Fund, Inc.-FI Value Leaders Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Large Cap Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Aggressive Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Aggressive Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Conservative Portfolio merged into Metropolitan Series Fund, Inc.- MetLife Conservative Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Moderate Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate-Aggressive Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Moderate to Aggressive Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate-Conservative Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Conservative to Moderate Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Mercury Large Cap Core Portfolio merged into Met Investors Series Trust-Mercury Large-Cap Core Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Mid Cap Growth Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Aggressive Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Total Return Portfolio merged into Metropolitan Series Fund, Inc.-MFS(R) Total Return Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Value Portfolio merged into Met Investors Series Trust-MFS(R) Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Mondrian International Stock Portfolio merged into Met Investors Series Trust-Harris Oakmark International Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Fund Portfolio merged into Met Investors Series Trust-Pioneer Fund Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Mid-Cap Value Portfolio merged into Met Investors Series Trust-Pioneer Mid-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Strategic Income Portfolio merged into Metropolitan Series Fund, Inc.-Pioneer Strategic Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Strategic Equity Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Style Focus Series:
Small Cap Growth Portfolio merged into Met Investors Series Trust-MET/AIM Small Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Style Focus Series:
Small Cap Value Portfolio merged into Met Investors Series Trust-Dreman Small-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Travelers Managed Income Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Bond Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Van Kampen Enterprise Portfolio merged into Metropolitan Series Fund, Inc.-Capital Guardian U.S. Equity Portfolio and is no longer available as a funding option.

Effective on or about 11/13/2006, Lazard Retirement Series, Inc.-Lazard Retirement Small Cap Portfolio was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

                       THIS PAGE INTENTIONALLY LEFT BLANK.

                                   APPENDIX B

                         CONDENSED FINANCIAL INFORMATION

--------------------------------------------------------------------------------

                 METLIFE OF CT FUND BD IV FOR VARIABLE ANNUITIES
                      ACCUMULATION UNIT VALUES (IN DOLLARS)

The following Accumulation Unit Value ("AUV") information should be read in conjunction with the Separate Account's audited financial statement and notes, which are included in the Statement of Additional Information ("SAI"). The first table provides the AUV information for the MINIMUM Separate Account Charge available under the contract. The second table provides the AUV information for the MAXIMUM Separate Account Charge available under the contract. The Separate Account Charges that fall in between this range are included in the SAI, which is free of charge. You may request a copy of the SAI by calling the toll-free number found on the first page of this prospectus or by mailing in the coupon attached in Appendix F. Please refer to the Fee Table section of this prospectus for more information on Separate Account Charges.

                         SEPARATE ACCOUNT CHARGES 1.40%



                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


AIM Variable Insurance Funds
  AIM V.I. Core Equity Subaccount (Series I)
  (4/06)...........................................  2006        1.000            1.081          1,322,287

  AIM V.I. Premier Equity Subaccount (Series I)
  (5/01)...........................................  2006        0.816            0.857                 --
                                                     2005        0.783            0.816          1,550,953
                                                     2004        0.751            0.783          1,746,250
                                                     2003        0.609            0.751          2,078,822
                                                     2002        0.885            0.609          1,958,680
                                                     2001        1.000            0.885            772,623

AllianceBernstein Variable Products Series Fund,
  Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02).................................  2006        1.162            1.215                 --
                                                     2005        1.127            1.162            836,628
                                                     2004        1.027            1.127            821,546
                                                     2003        0.788            1.027            805,689
                                                     2002        1.000            0.788            288,171

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)................................  2006        0.756            0.741                 --
                                                     2005        0.668            0.756         13,620,446
                                                     2004        0.625            0.668         16,701,254
                                                     2003        0.514            0.625         20,289,834
                                                     2002        0.753            0.514         22,920,668
                                                     2001        0.925            0.753         30,657,551
                                                     2000        1.127            0.925         26,711,914
                                                     1999        1.000            1.127          2,118,594

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)..........................................  2006        1.245            1.478         10,059,936
                                                     2005        1.106            1.245         10,391,145
                                                     2004        0.989            1.106         10,671,866
                                                     2003        0.741            0.989          9,954,233
                                                     2002        0.880            0.741         10,006,380
                                                     2001        1.041            0.880         10,783,872
                                                     2000        1.301            1.041          9,193,213
                                                     1999        1.000            1.301            496,228

  American Funds Growth Subaccount (Class 2)
  (11/99)..........................................  2006        1.257            1.366         29,940,315
                                                     2005        1.097            1.257         30,770,173
                                                     2004        0.989            1.097         31,399,627
                                                     2003        0.733            0.989         30,519,238
                                                     2002        0.984            0.733         29,254,703
                                                     2001        1.220            0.984         24,168,621
                                                     2000        1.184            1.220         17,763,993
                                                     1999        1.000            1.184            790,492

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)..........................................  2006        1.326            1.507         19,404,004
                                                     2005        1.271            1.326         21,463,117
                                                     2004        1.167            1.271         22,247,206
                                                     2003        0.894            1.167         20,672,145
                                                     2002        1.110            0.894         19,762,828
                                                     2001        1.098            1.110         17,618,589
                                                     2000        1.031            1.098         10,615,411
                                                     1999        1.000            1.031          1,022,054

Capital Appreciation Fund
  Capital Appreciation Fund (5/00).................  2006        0.676            0.670                 --
                                                     2005        0.580            0.676          7,869,627
                                                     2004        0.492            0.580          8,682,856
                                                     2003        0.400            0.492          9,196,896
                                                     2002        0.541            0.400         10,337,045
                                                     2001        0.742            0.541         14,174,851
                                                     2000        0.928            0.742          9,685,366

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/00)...........................................  2006        2.347            3.069                 --
                                                     2005        2.221            2.347          1,426,888
                                                     2004        1.714            2.221          1,614,681
                                                     2003        1.297            1.714          1,701,015
                                                     2002        1.258            1.297          1,710,144
                                                     2001        1.173            1.258            481,199
                                                     2000        1.042            1.173             48,709

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)..............................  2006        1.315            1.431                 --
                                                     2005        1.210            1.315             67,656
                                                     2004        1.074            1.210             26,986
                                                     2003        1.000            1.074                 --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)..............................  2006        1.312            1.463                 --
                                                     2005        1.208            1.312            192,466
                                                     2004        1.068            1.208            131,916
                                                     2003        1.000            1.068             16,802

Franklin Templeton Variable Insurance Products
  Trust
  FTVIPT Franklin Income Securities Subaccount
  (Class 2) (5/05).................................  2006        1.052            1.227            957,045
                                                     2005        1.028            1.052            175,707

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).....................  2006        0.872            0.935          3,034,179
                                                     2005        0.844            0.872          3,790,175
                                                     2004        0.768            0.844          4,212,277
                                                     2003        0.567            0.768          4,510,872
                                                     2002        0.807            0.567          4,835,041
                                                     2001        0.965            0.807          5,511,086
                                                     2000        1.173            0.965          4,678,792
                                                     1999        1.000            1.173            719,638

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)........................................  2006        1.262            1.474                 --
                                                     2005        1.158            1.262          1,699,785
                                                     2004        1.043            1.158          1,557,424
                                                     2003        0.845            1.043          1,274,575
                                                     2002        1.000            0.845            633,273

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)......................  2006        2.238            2.826            958,426
                                                     2005        1.781            2.238            708,466
                                                     2004        1.448            1.781            259,549
                                                     2003        1.000            1.448            157,913

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)................................  2006        1.176            1.408          6,709,019
                                                     2005        1.082            1.176          6,083,715
                                                     2004        0.926            1.082          5,996,738
                                                     2003        0.710            0.926          5,855,211
                                                     2002        0.884            0.710          5,959,767
                                                     2001        1.068            0.884          6,615,238
                                                     2000        1.109            1.068          5,495,504
                                                     1999        1.000            1.109            445,419

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (6/02).................................  2006        1.267            1.522                 --
                                                     2005        1.180            1.267          1,340,280
                                                     2004        1.032            1.180            886,673
                                                     2003        0.792            1.032            675,020
                                                     2002        0.981            0.792            180,014

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00)...................................  2006        0.496            0.554          4,280,411
                                                     2005        0.449            0.496          5,414,722
                                                     2004        0.378            0.449          6,161,479
                                                     2003        0.284            0.378          7,020,554
                                                     2002        0.401            0.284          7,331,562
                                                     2001        0.674            0.401          9,326,574
                                                     2000        1.000            0.674          6,961,748

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)....  2006        1.552            1.745                 --
                                                     2005        1.513            1.552            893,526
                                                     2004        1.336            1.513            698,253
                                                     2003        1.000            1.336            134,336

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


Legg Mason Partners Investment Series
  LMPIS Dividend Strategy Subaccount (5/01)........  2006        0.797            0.927            205,332
                                                     2005        0.810            0.797            387,532
                                                     2004        0.794            0.810            203,625
                                                     2003        0.652            0.794            191,601
                                                     2002        0.894            0.652             95,273
                                                     2001        1.000            0.894             78,232

  LMPIS Premier Selections All Cap Growth
  Subaccount (5/01)................................  2006        0.910            0.963            556,538
                                                     2005        0.868            0.910            565,531
                                                     2004        0.855            0.868            632,895
                                                     2003        0.646            0.855            620,411
                                                     2002        0.894            0.646            606,029
                                                     2001        1.000            0.894            226,185

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunities Subaccount
  (5/01)...........................................  2006        1.144            1.274            396,827
                                                     2005        1.106            1.144            523,941
                                                     2004        0.970            1.106            477,894
                                                     2003        0.693            0.970            734,566
                                                     2002        0.945            0.693            646,552
                                                     2001        1.000            0.945            301,808

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)......  2006        1.343            1.564          6,401,773
                                                     2005        1.309            1.343          7,424,062
                                                     2004        1.225            1.309          8,139,285
                                                     2003        0.894            1.225          9,114,126
                                                     2002        1.209            0.894          9,606,077
                                                     2001        1.204            1.209          7,452,708
                                                     2000        1.032            1.204          2,476,774
                                                     1999        1.000            1.032             42,351

  LMPVPI Investors Subaccount (Class I) (11/99)....  2006        1.233            1.438          4,097,564
                                                     2005        1.174            1.233          5,504,348
                                                     2004        1.078            1.174          6,005,375
                                                     2003        0.826            1.078          7,816,635
                                                     2002        1.089            0.826          7,795,316
                                                     2001        1.152            1.089          6,793,914
                                                     2000        1.014            1.152          2,942,606
                                                     1999        1.000            1.014             69,063

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  LMPVPI Small Cap Growth Subaccount (Class I)
  (11/99)..........................................  2006        1.419            1.577          1,754,006
                                                     2005        1.371            1.419          1,951,209
                                                     2004        1.208            1.371          2,193,044
                                                     2003        0.823            1.208          2,776,264
                                                     2002        1.278            0.823          2,106,333
                                                     2001        1.397            1.278          2,044,688
                                                     2000        1.213            1.397          1,826,310
                                                     1999        1.000            1.213             56,346

Legg Mason Partners Variable Portfolios II
  LMPVPII Appreciation Subaccount (11/99)..........  2006        1.070            1.211          7,601,782
                                                     2005        1.040            1.070          8,344,794
                                                     2004        0.970            1.040          9,119,515
                                                     2003        0.789            0.970          9,487,337
                                                     2002        0.971            0.789          9,050,877
                                                     2001        1.025            0.971          5,617,721
                                                     2000        1.044            1.025          3,282,703
                                                     1999        1.000            1.044            407,917

  LMPVPII Diversified Strategic Income Subaccount
  (11/99)..........................................  2006        1.249            1.298          4,736,059
                                                     2005        1.235            1.249          5,421,715
                                                     2004        1.174            1.235          5,871,619
                                                     2003        1.065            1.174          7,014,816
                                                     2002        1.030            1.065          6,437,646
                                                     2001        1.013            1.030          5,810,704
                                                     2000        0.999            1.013          4,456,819
                                                     1999        1.000            0.999            156,084

  LMPVPII Equity Index Subaccount (Class II)
  (11/99)..........................................  2006        0.885            1.005         15,620,766
                                                     2005        0.861            0.885         16,905,236
                                                     2004        0.792            0.861         18,836,125
                                                     2003        0.629            0.792         19,589,108
                                                     2002        0.822            0.629         17,735,675
                                                     2001        0.951            0.822         14,784,877
                                                     2000        1.063            0.951          9,919,249
                                                     1999        1.000            1.063            638,959

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  LMPVPII Fundamental Value Subaccount (11/99).....  2006        1.361            1.567          8,978,416
                                                     2005        1.317            1.361         10,599,477
                                                     2004        1.234            1.317         11,843,618
                                                     2003        0.903            1.234         12,622,271
                                                     2002        1.163            0.903         12,486,442
                                                     2001        1.245            1.163          8,723,448
                                                     2000        1.048            1.245          2,061,001
                                                     1999        1.000            1.048             29,295

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount
  (9/03)...........................................  2006        1.006            1.033            597,801
                                                     2005        0.997            1.006            443,529
                                                     2004        0.999            0.997            350,365
                                                     2003        1.000            0.999              3,637

  LMPVPIII Aggressive Growth Subaccount (11/99)....  2006        1.373            1.473         14,772,667
                                                     2005        1.247            1.373         17,148,499
                                                     2004        1.150            1.247         18,826,641
                                                     2003        0.867            1.150         20,242,471
                                                     2002        1.306            0.867         20,165,150
                                                     2001        1.381            1.306         19,643,514
                                                     2000        1.210            1.381         13,025,930
                                                     1999        1.000            1.210          1,210,115

  LMPVPIII High Income Subaccount (11/99)..........  2006        1.155            1.264          4,590,234
                                                     2005        1.141            1.155          5,546,534
                                                     2004        1.048            1.141          6,636,147
                                                     2003        0.833            1.048          7,127,999
                                                     2002        0.873            0.833          5,888,462
                                                     2001        0.920            0.873          5,392,288
                                                     2000        1.015            0.920          3,364,568
                                                     1999        1.000            1.015            222,226

  LMPVPIII International All Cap Growth Subaccount
  (11/99)..........................................  2006        0.739            0.918          3,309,795
                                                     2005        0.671            0.739          3,920,607
                                                     2004        0.577            0.671          4,382,954
                                                     2003        0.459            0.577          6,412,697
                                                     2002        0.627            0.459          5,876,699
                                                     2001        0.924            0.627          7,629,713
                                                     2000        1.230            0.924          6,638,564
                                                     1999        1.000            1.230            945,011

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  LMPVPIII Large Cap Growth Subaccount (11/99).....  2006        0.956            0.986         14,358,357
                                                     2005        0.922            0.956         16,386,536
                                                     2004        0.931            0.922         18,390,200
                                                     2003        0.640            0.931         20,579,752
                                                     2002        0.863            0.640         21,331,286
                                                     2001        1.000            0.863         22,512,692
                                                     2000        1.090            1.000         17,218,164
                                                     1999        1.000            1.090          2,526,512

  LMPVPIII Large Cap Value Subaccount (11/99)......  2006        1.069            1.247          4,930,667
                                                     2005        1.018            1.069          5,614,792
                                                     2004        0.933            1.018          6,472,999
                                                     2003        0.742            0.933          6,987,013
                                                     2002        1.008            0.742          8,814,849
                                                     2001        1.114            1.008          9,311,478
                                                     2000        0.998            1.114          5,501,375
                                                     1999        1.000            0.998          1,119,883

  LMPVPIII Mid Cap Core Subaccount (11/99).........  2006        1.428            1.617          4,075,706
                                                     2005        1.337            1.428          4,677,175
                                                     2004        1.228            1.337          5,286,958
                                                     2003        0.959            1.228          6,086,848
                                                     2002        1.203            0.959          6,634,416
                                                     2001        1.355            1.203          6,353,871
                                                     2000        1.166            1.355          4,114,813
                                                     1999        1.000            1.166            501,324

  LMPVPIII Money Market Subaccount (11/99).........  2006        1.075            1.109          9,763,038
                                                     2005        1.060            1.075          9,714,014
                                                     2004        1.066            1.060         10,724,738
                                                     2003        1.074            1.066         13,369,673
                                                     2002        1.075            1.074         23,858,907
                                                     2001        1.052            1.075         34,802,834
                                                     2000        1.006            1.052         16,551,256
                                                     1999        1.000            1.006          2,574,330

Legg Mason Partners Variable Portfolios IV
  LMPVPIV Multiple Discipline Subaccount-All Cap
  Growth and Value (10/02).........................  2006        1.502            1.682          2,270,739
                                                     2005        1.447            1.502          2,635,196
                                                     2004        1.376            1.447          2,959,547
                                                     2003        1.061            1.376          2,337,352
                                                     2002        1.000            1.061            224,978

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  LMPVPIV Multiple Discipline Subaccount-Balanced
  All Cap Growth and Value (10/02).................  2006        1.329            1.448          2,699,543
                                                     2005        1.293            1.329          2,737,615
                                                     2004        1.249            1.293          2,880,403
                                                     2003        1.038            1.249          2,438,742
                                                     2002        1.000            1.038            195,141

  LMPVPIV Multiple Discipline Subaccount-Global All
  Cap Growth and Value (10/02).....................  2006        1.592            1.808            624,329
                                                     2005        1.515            1.592            615,702
                                                     2004        1.394            1.515            562,421
                                                     2003        1.074            1.394            427,680
                                                     2002        1.000            1.074             31,725

  LMPVPIV Multiple Discipline Subaccount-Large Cap
  Growth and Value (11/02).........................  2006        1.462            1.619            328,207
                                                     2005        1.432            1.462            339,470
                                                     2004        1.360            1.432            347,413
                                                     2003        1.069            1.360            310,732
                                                     2002        1.000            1.069              3,641

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class
  VC) (5/03).......................................  2006        1.408            1.628          1,152,385
                                                     2005        1.382            1.408          1,064,845
                                                     2004        1.244            1.382            674,660
                                                     2003        1.000            1.244            305,344

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03)...........................................  2006        1.644            1.820          1,301,598
                                                     2005        1.541            1.644          1,611,204
                                                     2004        1.260            1.541          1,323,373
                                                     2003        1.000            1.260            557,395

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class
  A) (4/06)........................................  2006        0.956            1.014          2,494,173

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06)...........................................  2006        1.274            1.360             81,035

  MIST Harris Oakmark International Subaccount
  (Class A) (4/06) *...............................  2006        1.058            1.168          2,837,194

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)........................................  2006        0.670            0.688          6,008,022

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06).................................  2006        1.001            1.077          2,310,974

  MIST Lord Abbett Mid-Cap Value Subaccount (Class
  B) (5/06)........................................  2006        1.015            1.073            145,137

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  MIST Met/AIM Capital Appreciation Subaccount
  (Class A) (4/06).................................  2006        0.992            0.982            334,912

  MIST Met/AIM Small Cap Growth Subaccount (Class
  A) (4/06)........................................  2006        1.310            1.302             17,177

  MIST MFS(R) Value Subaccount (Class A) (4/06)....  2006        1.274            1.410          1,270,916

  MIST Neuberger Berman Real Estate Subaccount
  (Class A) (4/06).................................  2006        1.003            1.222          3,748,896

  MIST Pioneer Fund Subaccount (Class A) (4/06)....  2006        1.480            1.593             50,500

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06)...........................................  2006        1.120            1.180             80,429

  MIST Pioneer Strategic Income Subaccount (Class
  A) (4/06)........................................  2006        1.419            1.471          1,811,159

  MIST Third Avenue Small Cap Value Subaccount
  (Class B) (4/06).................................  2006        1.003            1.030          2,145,581

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)........................................  2006        0.609            0.595          7,417,952

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06)...........................................  2006        1.209            1.256          6,637,824

  MSF Capital Guardian U.S. Equity Subaccount
  (Class A) (4/06).................................  2006        0.735            0.756          2,029,379

  MSF FI Large Cap Subaccount (Class A) (4/06).....  2006        0.841            0.853         12,430,624

  MSF FI Value Leaders Subaccount (Class D)
  (4/06)...........................................  2006        1.344            1.380          9,129,051

  MSF MetLife Aggressive Allocation Subaccount
  (4/06)...........................................  2006        1.002            1.062            406,646

  MSF MetLife Conservative Allocation Subaccount
  (4/06)...........................................  2006        1.001            1.044             10,382

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)................................  2006        1.002            1.051            150,233

  MSF MetLife Moderate Allocation Subaccount
  (4/06)...........................................  2006        1.002            1.056            499,638

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)................................  2006        1.002            1.061            342,858

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06)...........................................  2006        1.407            1.506         20,141,839

  MSF Oppenheimer Global Equity Subaccount (Class
  B) (4/06)........................................  2006        0.996            1.052          2,440,606

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06).................................  2006        0.998            1.070          8,415,627

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)....................................  2006        1.133            1.125          1,706,678
                                                     2005        1.125            1.133          1,601,094
                                                     2004        1.048            1.125          1,424,929
                                                     2003        1.000            1.048            487,410

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)....................................  2006        1.226            1.255         12,823,268
                                                     2005        1.213            1.226         13,636,234
                                                     2004        1.173            1.213         14,874,186
                                                     2003        1.132            1.173         17,564,278
                                                     2002        1.053            1.132         17,039,505
                                                     2001        1.000            1.053          3,528,611

Putnam Variable Trust
  Putnam VT Discovery Growth Subaccount (Class IB)
  (5/01)...........................................  2006        0.817            0.895            171,492
                                                     2005        0.773            0.817            180,170
                                                     2004        0.728            0.773            189,012
                                                     2003        0.560            0.728            219,075
                                                     2002        0.806            0.560            193,101
                                                     2001        1.000            0.806             82,991

  Putnam VT International Equity Subaccount (Class
  IB) (5/01).......................................  2006        1.118            1.408          2,433,151
                                                     2005        1.011            1.118          2,357,610
                                                     2004        0.882            1.011          2,418,477
                                                     2003        0.696            0.882          3,509,039
                                                     2002        0.857            0.696          3,188,678
                                                     2001        1.000            0.857            239,877

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01)...........................................  2006        1.701            1.967          2,792,090
                                                     2005        1.611            1.701          3,265,401
                                                     2004        1.295            1.611          3,517,982
                                                     2003        0.877            1.295          3,647,627
                                                     2002        1.088            0.877          3,088,400
                                                     2001        1.000            1.088          1,040,422

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/01)...........................................  2006        0.931            0.992                 --
                                                     2005        0.869            0.931            804,530
                                                     2004        0.827            0.869            806,240
                                                     2003        0.649            0.827            872,264
                                                     2002        0.864            0.649            711,965
                                                     2001        1.000            0.864            630,256

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  Travelers Equity Income Subaccount (11/99).......  2006        1.278            1.344                 --
                                                     2005        1.240            1.278          9,917,573
                                                     2004        1.145            1.240         11,001,456
                                                     2003        0.885            1.145         11,397,574
                                                     2002        1.043            0.885         10,600,886
                                                     2001        1.133            1.043         10,046,727
                                                     2000        1.052            1.133          4,977,279
                                                     1999        1.000            1.052            174,100

  Travelers Large Cap Subaccount (11/99)...........  2006        0.815            0.841                 --
                                                     2005        0.761            0.815          4,989,786
                                                     2004        0.724            0.761          6,116,510
                                                     2003        0.589            0.724          6,858,228
                                                     2002        0.774            0.589          6,842,860
                                                     2001        0.949            0.774          7,970,781
                                                     2000        1.126            0.949          6,001,335
                                                     1999        1.000            1.126            500,514

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)................................  2006        1.078            1.148                 --
                                                     2005        1.007            1.078                 --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)................................  2006        1.032            1.037                 --
                                                     2005        1.000            1.032             33,294

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)................................  2006        1.047            1.085                 --
                                                     2005        1.000            1.047            346,342

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).....................  2006        1.066            1.113                 --
                                                     2005        0.999            1.066            185,975

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05)...................  2006        1.039            1.060                 --
                                                     2005        1.008            1.039                 --

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  Travelers Managed Income Subaccount (11/99)......  2006        1.220            1.209                 --
                                                     2005        1.220            1.220          7,206,827
                                                     2004        1.203            1.220          8,127,637
                                                     2003        1.125            1.203          9,137,556
                                                     2002        1.116            1.125          8,505,979
                                                     2001        1.061            1.116          5,960,679
                                                     2000        0.997            1.061          2,191,946
                                                     1999        1.000            0.997            194,554

  Travelers Mercury Large Cap Core Subaccount
  (11/99)..........................................  2006        0.900            0.956                 --
                                                     2005        0.815            0.900          2,796,240
                                                     2004        0.713            0.815          3,089,053
                                                     2003        0.597            0.713          3,688,680
                                                     2002        0.808            0.597          4,148,896
                                                     2001        1.057            0.808          4,279,316
                                                     2000        1.135            1.057          3,766,401
                                                     1999        1.000            1.135            307,732

  Travelers MFS(R) Mid Cap Growth Subaccount
  (5/00)...........................................  2006        0.575            0.609                 --
                                                     2005        0.566            0.575          9,346,433
                                                     2004        0.503            0.566          2,634,584
                                                     2003        0.372            0.503          3,413,182
                                                     2002        0.737            0.372          3,504,601
                                                     2001        0.980            0.737          3,647,107
                                                     2000        0.929            0.980          2,539,453

  Travelers MFS(R) Total Return Subaccount
  (11/99)..........................................  2006        1.362            1.407                 --
                                                     2005        1.342            1.362         21,085,686
                                                     2004        1.221            1.342         23,762,190
                                                     2003        1.062            1.221         24,417,025
                                                     2002        1.137            1.062         22,713,962
                                                     2001        1.153            1.137         16,974,046
                                                     2000        1.003            1.153          5,181,152
                                                     1999        1.000            1.003            229,693

  Travelers MFS(R) Value Subaccount (7/04).........  2006        1.178            1.274                 --
                                                     2005        1.122            1.178            665,186
                                                     2004        0.994            1.122            365,637

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  Travelers Mondrian International Stock Subaccount
  (5/00)...........................................  2006        0.921            1.058                 --
                                                     2005        0.853            0.921          2,661,031
                                                     2004        0.747            0.853          2,599,833
                                                     2003        0.589            0.747          1,473,404
                                                     2002        0.686            0.589          1,220,371
                                                     2001        0.943            0.686            885,468
                                                     2000        0.957            0.943            356,321

  Travelers Pioneer Fund Subaccount (5/03).........  2006        1.394            1.480                 --
                                                     2005        1.334            1.394            112,741
                                                     2004        1.217            1.334             78,072
                                                     2003        1.000            1.217             62,749

  Travelers Pioneer Mid Cap Value Subaccount
  (5/05)...........................................  2006        1.063            1.120                 --
                                                     2005        1.000            1.063             39,090

  Travelers Pioneer Strategic Income Subaccount
  (6/00)...........................................  2006        1.404            1.419                 --
                                                     2005        1.373            1.404          1,440,006
                                                     2004        1.255            1.373            930,528
                                                     2003        1.065            1.255            878,773
                                                     2002        1.020            1.065            990,950
                                                     2001        0.992            1.020          1,000,776
                                                     2000        0.994            0.992            165,623

  Travelers Strategic Equity Subaccount (11/99)....  2006        0.741            0.774                 --
                                                     2005        0.737            0.741         10,759,065
                                                     2004        0.678            0.737         13,177,851
                                                     2003        0.519            0.678         14,897,916
                                                     2002        0.792            0.519         16,106,829
                                                     2001        0.927            0.792         19,754,119
                                                     2000        1.149            0.927         15,438,160
                                                     1999        1.000            1.149          1,333,895

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)................................  2006        1.137            1.310                 --
                                                     2005        1.032            1.137                314

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)................................  2006        1.110            1.274                 --
                                                     2005        1.000            1.110             12,521

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  Travelers Van Kampen Enterprise Subaccount
  (11/99)..........................................  2006        0.707            0.735                 --
                                                     2005        0.665            0.707          2,332,726
                                                     2004        0.649            0.665          2,734,839
                                                     2003        0.524            0.649          3,147,706
                                                     2002        0.753            0.524          3,402,420
                                                     2001        0.970            0.753          3,768,278
                                                     2000        1.152            0.970          4,201,961
                                                     1999        1.000            1.152            614,555

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (11/99).......................................  2006        0.783            0.794          6,468,041
                                                     2005        0.735            0.783          7,374,304
                                                     2004        0.697            0.735          8,593,546
                                                     2003        0.555            0.697         10,823,223
                                                     2002        0.834            0.555         12,482,675
                                                     2001        1.234            0.834         14,221,625
                                                     2000        1.393            1.234         13,192,232
                                                     1999        1.000            1.393          1,613,716

Variable Insurance Products Fund
  VIP Contrafund(R) Subaccount (Service Class)
  (11/99)..........................................  2006        1.341            1.475          5,667,769
                                                     2005        1.163            1.341          5,806,998
                                                     2004        1.023            1.163          5,854,650
                                                     2003        0.808            1.023          6,421,472
                                                     2002        0.905            0.808          6,685,142
                                                     2001        1.047            0.905          6,912,959
                                                     2000        1.138            1.047          6,333,548
                                                     1999        1.000            1.138          1,210,535

  VIP Mid Cap Subaccount (Service Class 2) (5/01)..  2006        1.779            1.972          3,711,973
                                                     2005        1.529            1.779          3,337,201
                                                     2004        1.244            1.529          2,878,436
                                                     2003        0.912            1.244          1,954,640
                                                     2002        1.000            0.912            844,778




                         SEPARATE ACCOUNT CHARGES 2.30%



                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


AIM Variable Insurance Funds
  AIM V.I. Core Equity Subaccount (Series I)
  (4/06)...........................................  2006        1.000            1.075               --

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  AIM V.I. Premier Equity Subaccount (Series I)
  (5/01)...........................................  2006        1.084            1.136               --
                                                     2005        1.050            1.084               --
                                                     2004        1.000            1.050               --

AllianceBernstein Variable Products Series Fund,
  Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02).................................  2006        1.105            1.153               --
                                                     2005        1.081            1.105               --
                                                     2004        1.000            1.081               --

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)................................  2006        1.188            1.154               --
                                                     2005        1.059            1.188               --
                                                     2004        1.000            1.059               --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)..........................................  2006        1.241            1.461           68,097
                                                     2005        1.113            1.241           68,097
                                                     2004        1.000            1.113               --

  American Funds Growth Subaccount (Class 2)
  (11/99)..........................................  2006        1.233            1.329           49,475
                                                     2005        1.086            1.233           10,301
                                                     2004        1.000            1.086               --

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)..........................................  2006        1.102            1.240           55,209
                                                     2005        1.065            1.102           11,556
                                                     2004        1.000            1.065               --

Capital Appreciation Fund
  Capital Appreciation Fund (5/00).................  2006        1.351            1.334               --
                                                     2005        1.170            1.351               --
                                                     2004        1.000            1.170               --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/00)...........................................  2006        1.349            1.749               --
                                                     2005        1.288            1.349           36,512
                                                     2004        1.000            1.288               --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)..............................  2006        1.203            1.305               --
                                                     2005        1.117            1.203               --
                                                     2004        1.000            1.117               --

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)..............................  2006        1.205            1.340               --
                                                     2005        1.120            1.205               --
                                                     2004        1.000            1.120               --

Franklin Templeton Variable Insurance Products
  Trust
  FTVIPT Franklin Income Securities Subaccount
  (Class 2) (5/05).................................  2006        1.046            1.209               --
                                                     2005        1.027            1.046               --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).....................  2006        1.111            1.181               --
                                                     2005        1.085            1.111               --
                                                     2004        1.000            1.085               --

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)........................................  2006        1.189            1.376               --
                                                     2005        1.100            1.189               --
                                                     2004        1.000            1.100               --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)......................  2006        1.572            1.967           38,716
                                                     2005        1.262            1.572           38,853
                                                     2004        1.000            1.262               --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)................................  2006        1.245            1.478           52,733
                                                     2005        1.156            1.245           52,733
                                                     2004        1.000            1.156               --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (6/02).................................  2006        1.191            1.418               --
                                                     2005        1.120            1.191               --
                                                     2004        1.000            1.120               --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00)...................................  2006        1.237            1.370               --
                                                     2005        1.130            1.237               --
                                                     2004        1.000            1.130               --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)....  2006        1.145            1.277               --
                                                     2005        1.126            1.145            6,109
                                                     2004        1.000            1.126               --

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


Legg Mason Partners Investment Series
  LMPIS Dividend Strategy Subaccount (5/01)........  2006        0.991            1.143               --
                                                     2005        1.016            0.991               --
                                                     2004        1.000            1.016               --

  LMPIS Premier Selections All Cap Growth
  Subaccount (5/01)................................  2006        1.066            1.119               --
                                                     2005        1.026            1.066               --
                                                     2004        1.000            1.026               --

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunities Subaccount
  (5/01)...........................................  2006        1.199            1.323           13,265
                                                     2005        1.170            1.199           13,265
                                                     2004        1.000            1.170               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)......  2006        1.075            1.241               --
                                                     2005        1.057            1.075               --
                                                     2004        1.000            1.057               --

  LMPVPI Investors Subaccount (Class I) (11/99)....  2006        1.124            1.299               --
                                                     2005        1.080            1.124               --
                                                     2004        1.000            1.080               --

  LMPVPI Small Cap Growth Subaccount (Class I)
  (11/99)..........................................  2006        1.196            1.318               --
                                                     2005        1.166            1.196               --
                                                     2004        1.000            1.166               --

Legg Mason Partners Variable Portfolios II
  LMPVPII Appreciation Subaccount (11/99)..........  2006        1.077            1.209               --
                                                     2005        1.057            1.077               --
                                                     2004        1.000            1.057               --

  LMPVPII Diversified Strategic Income Subaccount
  (11/99)..........................................  2006        1.073            1.105               --
                                                     2005        1.071            1.073               --
                                                     2004        1.000            1.071               --

  LMPVPII Equity Index Subaccount (Class II)
  (11/99)..........................................  2006        1.090            1.227               --
                                                     2005        1.070            1.090               --
                                                     2004        1.000            1.070               --

  LMPVPII Fundamental Value Subaccount (11/99).....  2006        1.084            1.237               --
                                                     2005        1.058            1.084               --
                                                     2004        1.000            1.058               --

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount
  (9/03)...........................................  2006        0.998            1.016               --
                                                     2005        0.998            0.998               --
                                                     2004        1.000            0.998               --

  LMPVPIII Aggressive Growth Subaccount (11/99)....  2006        1.164            1.237           24,414
                                                     2005        1.066            1.164           24,417
                                                     2004        1.000            1.066               --

  LMPVPIII High Income Subaccount (11/99)..........  2006        1.088            1.180               --
                                                     2005        1.085            1.088               --
                                                     2004        1.000            1.085               --

  LMPVPIII International All Cap Growth Subaccount
  (11/99)..........................................  2006        1.262            1.552               --
                                                     2005        1.156            1.262               --
                                                     2004        1.000            1.156               --

  LMPVPIII Large Cap Growth Subaccount (11/99).....  2006        1.018            1.041               --
                                                     2005        0.990            1.018               --
                                                     2004        1.000            0.990               --

  LMPVPIII Large Cap Value Subaccount (11/99)......  2006        1.126            1.301               --
                                                     2005        1.081            1.126               --
                                                     2004        1.000            1.081               --

  LMPVPIII Mid Cap Core Subaccount (11/99).........  2006        1.159            1.300               --
                                                     2005        1.095            1.159               --
                                                     2004        1.000            1.095               --

  LMPVPIII Money Market Subaccount (11/99).........  2006        0.998            1.021               --
                                                     2005        0.994            0.998               --
                                                     2004        1.000            0.994               --

Legg Mason Partners Variable Portfolios IV
  LMPVPIV Multiple Discipline Subaccount-All Cap
  Growth and Value (10/02).........................  2006        1.069            1.187          265,617
                                                     2005        1.039            1.069          230,528
                                                     2004        1.000            1.039               --

  LMPVPIV Multiple Discipline Subaccount-Balanced
  All Cap Growth and Value (10/02).................  2006        1.051            1.135           47,620
                                                     2005        1.031            1.051           47,644
                                                     2004        1.000            1.031               --

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  LMPVPIV Multiple Discipline Subaccount-Global All
  Cap Growth and Value (10/02).....................  2006        1.111            1.251               --
                                                     2005        1.067            1.111               --
                                                     2004        1.000            1.067               --

  LMPVPIV Multiple Discipline Subaccount-Large Cap
  Growth and Value (11/02).........................  2006        1.046            1.147               --
                                                     2005        1.033            1.046               --
                                                     2004        1.000            1.033               --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class
  VC) (5/03).......................................  2006        1.110            1.272               --
                                                     2005        1.100            1.110               --
                                                     2004        1.000            1.100               --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03)...........................................  2006        1.228            1.347           44,386
                                                     2005        1.161            1.228           44,386
                                                     2004        1.000            1.161               --

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class
  A) (4/06)........................................  2006        1.304            1.375               --

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06)...........................................  2006        1.263            1.340               --

  MIST Harris Oakmark International Subaccount
  (Class A) (4/06) *...............................  2006        1.405            1.541               --

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)........................................  2006        1.334            1.361               --

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06).................................  2006        1.001            1.071               --

  MIST Lord Abbett Mid-Cap Value Subaccount (Class
  B) (5/06)........................................  2006        1.015            1.067               --

  MIST Met/AIM Capital Appreciation Subaccount
  (Class A) (4/06).................................  2006        1.191            1.171               --

  MIST Met/AIM Small Cap Growth Subaccount (Class
  A) (4/06)........................................  2006        1.299            1.283               --

  MIST MFS(R) Value Subaccount (Class A) (4/06)....  2006        1.264            1.390               --

  MIST Neuberger Berman Real Estate Subaccount
  (Class A) (4/06).................................  2006        1.003            1.214           52,985

  MIST Pioneer Fund Subaccount (Class A) (4/06)....  2006        1.199            1.283               --

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06)...........................................  2006        1.110            1.163               --

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  MIST Pioneer Strategic Income Subaccount (Class
  A) (4/06)........................................  2006        1.127            1.162               --

  MIST Third Avenue Small Cap Value Subaccount
  (Class B) (4/06).................................  2006        1.003            1.024            7,768

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)........................................  2006        1.142            1.109               --

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06)...........................................  2006        1.008            1.041               --

  MSF Capital Guardian U.S. Equity Subaccount
  (Class A) (4/06).................................  2006        1.131            1.157               --

  MSF FI Large Cap Subaccount (Class A) (4/06).....  2006        1.145            1.156               --

  MSF FI Value Leaders Subaccount (Class D)
  (4/06)...........................................  2006        1.180            1.205               --

  MSF MetLife Aggressive Allocation Subaccount
  (4/06)...........................................  2006        1.002            1.055               --

  MSF MetLife Conservative Allocation Subaccount
  (4/06)...........................................  2006        1.001            1.038               --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)................................  2006        1.002            1.044               --

  MSF MetLife Moderate Allocation Subaccount
  (4/06)...........................................  2006        1.002            1.050               --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)................................  2006        1.002            1.054               --

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06)...........................................  2006        1.136            1.208               --

  MSF Oppenheimer Global Equity Subaccount (Class
  B) (4/06) *......................................  2006        0.996            1.046               --

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06).................................  2006        0.998            1.064               --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)....................................  2006        1.065            1.048           54,015
                                                     2005        1.068            1.065           54,415
                                                     2004        1.000            1.068               --

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)....................................  2006        1.046            1.061           16,227
                                                     2005        1.045            1.046           16,638
                                                     2004        1.000            1.045               --

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


Putnam Variable Trust
  Putnam VT Discovery Growth Subaccount (Class IB)
  (5/01)...........................................  2006        1.118            1.214               --
                                                     2005        1.067            1.118               --
                                                     2004        1.000            1.067               --

  Putnam VT International Equity Subaccount (Class
  IB) (5/01).......................................  2006        1.271            1.587               --
                                                     2005        1.159            1.271               --
                                                     2004        1.000            1.159               --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01)...........................................  2006        1.248            1.431           17,538
                                                     2005        1.193            1.248           17,538
                                                     2004        1.000            1.193               --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/01)...........................................  2006        1.121            1.191               --
                                                     2005        1.055            1.121               --
                                                     2004        1.000            1.055               --

  Travelers Equity Income Subaccount (11/99).......  2006        1.126            1.180               --
                                                     2005        1.102            1.126               --
                                                     2004        1.000            1.102               --

  Travelers Large Cap Subaccount (11/99)...........  2006        1.114            1.145               --
                                                     2005        1.049            1.114               --
                                                     2004        1.000            1.049               --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)................................  2006        1.073            1.138               --
                                                     2005        1.007            1.073               --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)................................  2006        1.026            1.028               --
                                                     2005        1.000            1.026               --

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)................................  2006        1.042            1.076               --
                                                     2005        1.000            1.042               --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).....................  2006        1.060            1.103               --
                                                     2005        0.999            1.060               --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05)...................  2006        1.033            1.051               --
                                                     2005        1.007            1.033               --

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  Travelers Managed Income Subaccount (11/99)......  2006        1.020            1.008               --
                                                     2005        1.029            1.020               --
                                                     2004        1.000            1.029               --

  Travelers Mercury Large Cap Core Subaccount
  (11/99)..........................................  2006        1.231            1.304               --
                                                     2005        1.124            1.231               --
                                                     2004        1.000            1.124               --

  Travelers MFS(R) Mid Cap Growth Subaccount
  (5/00)...........................................  2006        1.081            1.142               --
                                                     2005        1.074            1.081               --
                                                     2004        1.000            1.074               --

  Travelers MFS(R) Total Return Subaccount
  (11/99)..........................................  2006        1.103            1.136               --
                                                     2005        1.096            1.103               --
                                                     2004        1.000            1.096               --

  Travelers MFS(R) Value Subaccount (7/04).........  2006        1.172            1.264               --
                                                     2005        1.127            1.172               --
                                                     2004        1.002            1.127               --

  Travelers Mondrian International Stock Subaccount
  (5/00)...........................................  2006        1.226            1.405               --
                                                     2005        1.145            1.226               --
                                                     2004        1.000            1.145               --

  Travelers Pioneer Fund Subaccount (5/03).........  2006        1.133            1.199               --
                                                     2005        1.093            1.133               --
                                                     2004        1.000            1.093               --

  Travelers Pioneer Mid Cap Value Subaccount
  (5/05)...........................................  2006        1.058            1.110               --
                                                     2005        1.000            1.058               --

  Travelers Pioneer Strategic Income Subaccount
  (6/00)...........................................  2006        1.119            1.127               --
                                                     2005        1.104            1.119               --
                                                     2004        1.000            1.104               --

  Travelers Strategic Equity Subaccount (11/99)....  2006        1.095            1.140               --
                                                     2005        1.098            1.095               --
                                                     2004        1.000            1.098               --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)................................  2006        1.131            1.299               --
                                                     2005        1.031            1.131               --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)................................  2006        1.103            1.263               --
                                                     2005        1.000            1.103               --

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  Travelers Van Kampen Enterprise Subaccount
  (11/99)..........................................  2006        1.092            1.131               --
                                                     2005        1.037            1.092               --
                                                     2004        1.000            1.037               --

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (11/99).......................................  2006        1.117            1.123               --
                                                     2005        1.059            1.117               --
                                                     2004        1.000            1.059               --

Variable Insurance Products Fund
  VIP Contrafund(R) Subaccount (Service Class)
  (11/99)..........................................  2006        1.265            1.380           16,789
                                                     2005        1.108            1.265           16,789
                                                     2004        1.000            1.108               --

  VIP Mid Cap Subaccount (Service Class 2) (5/01)..  2006        1.416            1.555               --
                                                     2005        1.227            1.416               --
                                                     2004        1.000            1.227               --




---------
* We are currently waiving a portion of the Mortality and Expense Risk charge for this Subaccount. Please see "Fee Table -- Annual Separate Account Charges" for more information.

The date next to each funding option name reflects the date money first came into the funding option through the Separate Account.

Funding options not listed above had no amounts allocated to them or were not available as of December 31, 2006.

Number of Units Outstanding at End of Year may include units for Contract Owners in payout phase, where appropriate.

If an accumulation unit value has no assets and units across all sub-accounts within the Separate Account, and has had no assets and units for the history displayed on the Condensed Financial Information in the past, then it may not be displayed.

Variable Funding Option mergers and substitutions that occurred between January 1, 2005 and December 31, 2006, are displayed below. Please see Appendix C for more information on Variable Funding Option name changes, mergers and substitutions.

Effective on or about 02/25/2005, The Travelers Series Trust-MFS Emerging Growth Portfolio merged into The Travelers Series Trust-MFS Mid Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, AIM Variable Insurance Fund-AIM VI Premier Equity Fund merged into AIM Variable Insurance Fund-AIM VI Core Equity Fund and is no longer available as a funding option.

Effective on or about 05/01/2006, Alliance Bernstein Variable Products Series Fund-AllianceBernstein Growth and Income Portfolio was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Alliance Bernstein Variable Products Series Fund-AllianceBernstein Large Cap Growth Portfolio was replaced by Metropolitan Series Fund, Inc.-T. Rowe Price Large Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Capital Appreciation Fund merged into Met Investors Series Trust-Janus Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Delaware VIP Trust-Delaware VIP REIT Series was replaced by Met Investors Series Trust-Neuberger Berman Real Estate Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Global Allocation Portfolio was replaced by Metropolitan Series Fund, Inc.-Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Value Opportunities VI Fund was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton VIP Trust-Mutual Shares Securities Fund was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton VIP Trust-Templeton Growth Securities Fund was replaced by Metropolitan Series Fund, Inc.-Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-AIM Capital Appreciation Portfolio merged into Met Investors Series Trust-MET/AIM Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Equity Income Portfolio merged into Metropolitan Series Fund, Inc.-FI Value Leaders Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Large Cap Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Aggressive Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Aggressive Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Conservative Portfolio merged into Metropolitan Series Fund, Inc.- MetLife Conservative Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Moderate Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate-Aggressive Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Moderate to Aggressive Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate-Conservative Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Conservative to Moderate Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Mercury Large Cap Core Portfolio merged into Met Investors Series Trust-Mercury Large-Cap Core Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Mid Cap Growth Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Aggressive Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Total Return Portfolio merged into Metropolitan Series Fund, Inc.-MFS(R) Total Return Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Value Portfolio merged into Met Investors Series Trust-MFS(R) Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Mondrian International Stock Portfolio merged into Met Investors Series Trust-Harris Oakmark International Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Fund Portfolio merged into Met Investors Series Trust-Pioneer Fund Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Mid-Cap Value Portfolio merged into Met Investors Series Trust-Pioneer Mid-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Strategic Income Portfolio merged into Metropolitan Series Fund, Inc.-Pioneer Strategic Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Strategic Equity Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Style Focus Series:
Small Cap Growth Portfolio merged into Met Investors Series Trust-MET/AIM Small Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Style Focus Series:
Small Cap Value Portfolio merged into Met Investors Series Trust-Dreman Small-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Travelers Managed Income Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Bond Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Van Kampen Enterprise Portfolio merged into Metropolitan Series Fund, Inc.-Capital Guardian U.S. Equity Portfolio and is no longer available as a funding option.

Effective on or about 11/13/2006, Lazard Retirement Series, Inc.-Lazard Retirement Small Cap Portfolio was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

                                   APPENDIX C

--------------------------------------------------------------------------------

               ADDITIONAL INFORMATION REGARDING UNDERLYING FUNDS:

Certain Underlying Funds were subject to a merger, substitution or other change. The chart below identifies the former name and new name of each Underlying Fund and, where applicable, the former name and new name of the trust of which the Underlying Fund is part.

UNDERLYING FUND NAME CHANGES


                 FORMER NAME                                      NEW NAME
---------------------------------------------  ---------------------------------------------


LEGG MASON PARTNERS VARIABLE PORTFOLIOS IV     LEGG MASON PARTNERS VARIABLE PORTFOLIOS IV
  Legg Mason Partners Variable Multiple        Legg Mason Partners Variable Capital and
     Discipline Portfolio -- Balanced All Cap       Income Portfolio --  Class II
     Growth and Value Portfolio
MET INVESTORS SERIES TRUST                     MET INVESTORS SERIES TRUST
  Janus Capital Appreciation Portfolio         Janus Forty Portfolio
LEGG MASON PARTNERS VARIABLE PORTFOLIOS III,   LEGG MASON PARTNERS VARIABLE PORTFOLIOS III,
  INC.                                           INC.
  Legg Mason Partners Variable International   Legg Mason Partners Variable International
     All Cap Growth Portfolio                       All Cap Opportunity Portfolio
MET INVESTORS SERIES TRUST                     MET INVESTORS SERIES TRUST
  Mercury Large-Cap Core Portfolio               BlackRock Large-Cap Core Portfolio
VAN KAMPEN LIFE INVESTMENT TRUST               VAN KAMPEN LIFE INVESTMENT TRUST
  Emerging Growth Portfolio                    Strategic Growth Portfolio


UNDERLYING FUND MERGERS/REORGANIZATIONS
The following former Underlying Funds were merged with and into the new Underlying Funds and/or were reorganized into a new trust.


         FORMER UNDERLYING FUND/TRUST                    NEW UNDERLYING FUND/TRUST
---------------------------------------------  ---------------------------------------------


LEGG MASON PARTNERS INVESTMENT SERIES          LEGG MASON PARTNERS VARIABLE EQUITY TRUST
  Legg Mason Partners Variable Dividend        Legg Mason Partners Variable Dividend
     Strategy Portfolio                             Strategy Portfolio
LEGG MASON PARTNERS INVESTMENT SERIES          LEGG MASON PARTNERS VARIABLE PORTFOLIOS III,
                                                 INC.
  Legg Mason Partners Variable Premier         Legg Mason Partners Variable Aggressive
     Selections All Cap                          Growth Portfolio
LEGG MASON PARTNERS VARIABLE PORTFOLIOS I,     LEGG MASON PARTNERS VARIABLE PORTFOLIOS II
  INC.
  Legg Mason Partners Variable All Cap         Legg Mason Partners Variable Fundamental
     Portfolio -- Class I                           Value Portfolio -- Class I
LEGG MASON PARTNERS VARIABLE PORTFOLIOS I,     LEGG MASON PARTNERS VARIABLE EQUITY TRUST
  INC.
  Legg Mason Partners Variable Investors       Legg Mason Partners Variable Investors
     Portfolio                                      Portfolio -- Class I
LEGG MASON PARTNERS VARIABLE PORTFOLIOS I,     LEGG MASON PARTNERS VARIABLE EQUITY TRUST
  INC.
  Legg Mason Partners Variable Small Cap       Legg Mason Partners Variable Small Cap Growth
     Growth Portfolio                               Portfolio -- Class I
LEGG MASON PARTNERS VARIABLE PORTFOLIOS II     LEGG MASON PARTNERS VARIABLE EQUITY TRUST
  Legg Mason Partners Variable Appreciation    Legg Mason Partners Variable Appreciation
     Portfolio                                      Portfolio -- Class I
LEGG MASON PARTNERS VARIABLE PORTFOLIOS II     LEGG MASON PARTNERS VARIABLE INCOME TRUST
  Legg Mason Partners Variable Diversified     Legg Mason Partners Variable Diversified
     Strategic Income Portfolio                     Strategic Income Portfolio
LEGG MASON PARTNERS VARIABLE PORTFOLIOS II     LEGG MASON PARTNERS VARIABLE EQUITY TRUST
  Legg Mason Partners Variable Equity Index    Legg Mason Partners Variable Equity Index
     Portfolio                                      Portfolio -- Class II
LEGG MASON PARTNERS VARIABLE PORTFOLIOS II     LEGG MASON PARTNERS VARIABLE EQUITY TRUST
  Legg Mason Partners Variable Fundamental     Legg Mason Partners Variable Fundamental
     Value Portfolio                                Value Portfolio -- Class I
LEGG MASON PARTNERS VARIABLE PORTFOLIOS III,   LEGG MASON PARTNERS VARIABLE INCOME TRUST
  INC.
  Legg Mason Partners Variable Adjustable      Legg Mason Partners Variable Adjustable Rate
     Rate Income Portfolio                          Income Portfolio
LEGG MASON PARTNERS VARIABLE PORTFOLIOS III,   LEGG MASON PARTNERS VARIABLE EQUITY TRUST
  INC.
  Legg Mason Partners Variable Aggressive      Legg Mason Partners Variable Aggressive
     Growth Portfolio                               Growth Portfolio -- Class I
LEGG MASON PARTNERS VARIABLE PORTFOLIOS III,   LEGG MASON PARTNERS VARIABLE EQUITY TRUST
  INC.
  Legg Mason Partners Variable International   Legg Mason Partners Variable International
     All Cap Opportunity Portfolio                  All Cap Opportunity Portfolio

         FORMER UNDERLYING FUND/TRUST                    NEW UNDERLYING FUND/TRUST
---------------------------------------------  ---------------------------------------------

LEGG MASON PARTNERS VARIABLE PORTFOLIOS III,   LEGG MASON PARTNERS VARIABLE INCOME TRUST
  INC.
  Legg Mason Partners Variable High Income     Legg Mason Partners Variable High Income
     Portfolio                                      Portfolio
LEGG MASON PARTNERS VARIABLE PORTFOLIOS III,   LEGG MASON PARTNERS VARIABLE EQUITY TRUST
  INC.
  Legg Mason Partners Variable Large Cap       Legg Mason Partners Variable Large Cap Growth
     Growth Portfolio                               Portfolio -- Class I
LEGG MASON PARTNERS VARIABLE PORTFOLIOS III,   LEGG MASON PARTNERS VARIABLE EQUITY TRUST
  INC.
  Legg Mason Partners Variable Large Cap       Legg Mason Partners Variable Investors
     Value Portfolio                                Portfolio -- Class I
LEGG MASON PARTNERS VARIABLE PORTFOLIOS III,   LEGG MASON PARTNERS VARIABLE EQUITY TRUST
  INC.
  Legg Mason Partners Variable Mid Cap Core    Legg Mason Partners Variable Mid Cap Core
     Portfolio                                      Portfolio -- Class I
LEGG MASON PARTNERS VARIABLE PORTFOLIOS III,   LEGG MASON PARTNERS VARIABLE INCOME TRUST
  INC.
  Legg Mason Partners Variable Money Market    Legg Mason Partners Variable Money Market
     Portfolio                                      Portfolio
LEGG MASON PARTNERS VARIABLE PORTFOLIOS IV     LEGG MASON PARTNERS VARIABLE EQUITY TRUST
  Legg Mason Partners Variable Capital and     Legg Mason Partners Variable Capital and
     Income Portfolio                               Income Portfolio -- Class II
LEGG MASON PARTNERS VARIABLE PORTFOLIOS IV     LEGG MASON PARTNERS VARIABLE EQUITY TRUST
  Legg Mason Partners Variable Multiple        Legg Mason Partners Variable Multiple
     Discipline Portfolio -- All Cap Growth         Discipline Portfolio -- All Cap Growth
     and Value                                      and Value
LEGG MASON PARTNERS VARIABLE PORTFOLIOS IV     LEGG MASON PARTNERS VARIABLE EQUITY TRUST
  Legg Mason Partners Variable Multiple        Legg Mason Partners Variable Multiple
     Discipline Portfolio -- Large Cap Growth       Discipline Portfolio -- Large Cap Growth
     and Value                                      and Value
LEGG MASON PARTNERS VARIABLE PORTFOLIOS IV     LEGG MASON PARTNERS VARIABLE EQUITY TRUST
  Legg Mason Partners Variable Multiple        Legg Mason Partners Variable Multiple
     Discipline Portfolio -- Global All Cap         Discipline Portfolio -- Global All Cap
     Growth and Value                               Growth and Value
LEGG MASON PARTNERS VARIABLE PORTFOLIOS V      LEGG MASON PARTNERS VARIABLE PORTFOLIOS I,
                                                 INC.
  Legg Mason Partners Variable Small Cap       Legg Mason Partners Variable Small Cap Growth
     Growth Opportunities Portfolio                 Portfolio -- Class I
MET INVESTORS SERIES TRUST                     MET INVESTORS SERIES TRUST
  Pioneer Mid-Cap Value Portfolio -- Class A   Lazard Mid-Cap Portfolio -- Class B


UNDERLYING FUND SUBSTITUTIONS
The following new Underlying Funds were substituted for the former Underlying Funds.


            FORMER UNDERLYING FUND                          NEW UNDERLYING FUND
---------------------------------------------  ---------------------------------------------


AIM VARIABLE INSURANCE FUNDS                   METROPOLITAN SERIES FUND, INC.
  AIM V.I. Core Equity Fund -- Series I        Capital Guardian U.S. Equity
                                                    Portfolio -- Class A
LAZARD RETIREMENT SERIES, INC.                 MET INVESTORS SERIES TRUST
  Lazard Retirement Small Cap                  Third Avenue Small Cap Value
     Portfolio -- Service Shares                    Portfolio -- Class B
LORD ABBETT SERIES FUND, INC.                  MET INVESTORS SERIES TRUST
  Lord Abbett Series Growth and Income         Lord Abbett Growth and Income
     Portfolio -- Class VC                          Portfolio -- Class B
LORD ABBETT SERIES FUND, INC.                  MET INVESTORS SERIES TRUST
  Lord Abbett Series Mid Cap Value             Lord Abbett Mid-Cap Value Portfolio -- Class
     Portfolio -- Class VC                          B
PIMCO VARIABLE INSURANCE TRUST                 MET INVESTORS SERIES TRUST
  Real Return Portfolio -- Administrative      PIMCO Inflation Protected Bond
     Class                                          Portfolio -- Class A
PUTNAM VARIABLE TRUST                          MET INVESTORS SERIES TRUST
  Putnam VT International Equity               MFS(R) Research International
     Fund -- Class IB                               Portfolio -- Class B
PUTNAM VARIABLE TRUST                          MET INVESTORS SERIES TRUST
  Putnam VT Small Cap Value Fund -- Class IB   Third Avenue Small Cap Value
                                                    Portfolio -- Class B


UNDERLYING FUND SHARE CLASS EXCHANGE
The following former Underlying Fund share class was exchanged into the new Underlying Fund share class.


      FORMER UNDERLYING FUND SHARE CLASS              NEW UNDERLYING FUND SHARE CLASS
---------------------------------------------  ---------------------------------------------


MET INVESTORS SERIES TRUST                     MET INVESTORS SERIES TRUST
  BlackRock Large-Cap Core Portfolio -- Class  BlackRock Large-Cap Core Portfolio -- Class E
     A


                       THIS PAGE INTENTIONALLY LEFT BLANK.

                                   APPENDIX D

--------------------------------------------------------------------------------

                                THE FIXED ACCOUNT

The Fixed Account is part of the Company's general account assets. These general account assets include all assets of the Company other than those held in the Separate Accounts sponsored by the Company or its affiliates.

The staff of the SEC does not generally review the disclosure in the prospectus relating to the Fixed Account. Disclosure regarding the Fixed Account and the general account may, however, be subject to certain provisions of the federal securities laws relating to the accuracy and completeness of statements made in the prospectus.

Under the Fixed Account, the Company assumes the risk of investment gain or loss, guarantees a specified interest rate, and guarantees a specified periodic Annuity Payment. The investment gain or loss of the Separate Account or any of the funding options does not affect the Fixed Account Contract Value, or the dollar amount of fixed Annuity Payments made under any payout option.

We guarantee that, at any time, the Fixed Account Contract Value will not be less than the amount of the Purchase Payments allocated to the Fixed Account, plus interest credited as described below, less any applicable premium taxes or prior withdrawals.

Purchase Payments allocated to the Fixed Account and any transfers made to the Fixed Account become part of the Company's general account, which supports insurance and annuity obligations. Where permitted by state law, we reserve the right to restrict Purchase Payments into the Fixed Account whenever the credited interest rate on the Fixed Account is equal to the minimum guaranteed interest rate specified in your Contract. The general account and any interest therein are not registered under, or subject to the provisions of, the Securities Act of 1933 or Investment Company Act of 1940. We will invest the assets of the Fixed Account at our discretion. Investment income from such Fixed Account assets will be allocated to us and to the Contracts participating in the Fixed Account.

Investment income from the Fixed Account allocated to us includes compensation for mortality and expense risks borne by us in connection with Fixed Account Contracts. The amount of such investment income allocated to the Contracts will vary from year to year in our sole discretion at such rate or rates as we prospectively declare from time to time.

We guarantee the initial rate for any allocations into the Fixed Account for one year from the date of such allocation. We guarantee subsequent renewal rates for the calendar quarter. We also guarantee that for the life of the Contract we will credit interest at a rate not less than the minimum interest rate allowed by state law. We reserve the right to change the rate subject to applicable state law. We will determine any interest we credit to amounts allocated to the Fixed Account in excess of the minimum guaranteed rate in our sole discretion. You assume the risk that interest credited to the Fixed Account may not exceed the minimum guaranteed rate for any given year. We have no specific formula for determining the interest rate. Some factors we may consider are regulatory and tax requirements, general economic trends and competitive factors.

TRANSFERS

You may make transfers from the Fixed Account to any available Variable Funding Option(s) twice a year during the 30 days following the semiannual anniversary of the Contract Date. We limit transfers to an amount of up to 15% of the Fixed Account Contract Value on the semiannual Contract Date anniversary. (This restriction does not apply to transfers under the Dollar Cost Averaging Program.) Amounts previously transferred from the Fixed Account to Variable Funding Options may not be transferred back to the Fixed Account for a period of at least six months from the date of transfer. We reserve the right to waive either of these restrictions. Where permitted by state law, we reserve the right to restrict transfers into the Fixed Account whenever the credited interest rate on the Fixed Account is equal to the minimum guaranteed interest rate specified in your Contract.

Automated transfers from the Fixed Account to any of the Variable Funding Options may begin at any time. Automated transfers from the Fixed Account may not deplete your Fixed Account value in a period of less than twelve months from your enrollment in the Dollar Cost Averaging Program.

                       THIS PAGE INTENTIONALLY LEFT BLANK.

                                   APPENDIX E

--------------------------------------------------------------------------------

            WAIVER OF WITHDRAWAL CHARGE FOR NURSING HOME CONFINEMENT
(AVAILABLE ONLY IF ENHANCED DEATH BENEFIT IS ELECTED AND THE ANNUITANT IS AGE 70
                                OR YOUNGER ON THE
                          DATE THE CONTRACT IS ISSUED.)

If, after the first Contract Year and before the Maturity Date, and you begin confinement in an eligible nursing home, you may surrender or make withdrawal, subject to the maximum withdrawal amount described below, without incurring a withdrawal charge. In order for the Company to waive the withdrawal charge, the withdrawal must be made during continued confinement in an eligible nursing home after the qualifying period has been satisfied, or within sixty (60) days after such confinement ends. The qualifying period is confinement in an eligible nursing home for ninety (90) consecutive days. We will require proof of confinement in a form satisfactory to us, which may include certification by a licensed physician that such confinement is medically necessary.

An eligible nursing home is defined as an institution or special nursing unit of a hospital which:

     (a)  is Medicare approved as a provider of skilled nursing care services;
          and

     (b) is not, other than in name only, an acute care hospital, a home for the aged, a retirement home, a rest home, a community living center, or a place mainly for the treatment of alcoholism.

                                       OR

Meets all of the following standards:

     (a) is licensed as a nursing care facility by the state in which it is licensed;

     (b) is either a freestanding facility or a distinct part of another facility such as a ward, wing, unit or swing-bed of a hospital or other facility;

     (c) provides nursing care to individuals who are not able to care for themselves and who require nursing care;

     (d) provides, as a primary function, nursing care and room and board; and charges for these services;

     (e) provides care under the supervision of a licensed physician, registered nurse (RN) or licensed practical nurse (LPN);

     (f) may provide care by a licensed physical, respiratory, occupational or speech therapist; and

     (g) is not, other than in name only, an acute care hospital, a home for the aged, a retirement home, a rest home, a community living center, or a place mainly for the treatment of alcoholism.

We will not waive withdrawal charges if confinement is due to one or more of the following causes:

     (a) mental, nervous, emotional or personality disorder without demonstrable organic disease, including, but not limited to, neurosis, psychoneurosis, psychopathy or psychosis

     (b) the voluntary taking or injection of drugs, unless prescribed or administered by a licensed physician

     (c) the voluntary taking of any drugs prescribed by a licensed physician and intentionally not taken as prescribed

     (d) sensitivity to drugs voluntarily taken, unless prescribed by a physician

     (e) drug addiction, unless addiction results from the voluntary taking of drugs prescribed by a licensed physician, or the involuntary taking of drugs.

FILING A CLAIM: You must provide the Company with written notice of a claim during continued confinement after the 90-day qualifying period, or within sixty days after such confinement ends.

The maximum withdrawal amount for which we will waive the withdrawal charge is the Contract Value on the next valuation date following written proof of claim, less any Purchase Payments made within a one-year period before confinement in an eligible nursing home begins, less any Purchase Payment made on or after the Annuitant's 71st birthday.

We will pay any withdrawal requested under the scope of this waiver as soon as we receive proper written proof of your claim, and we will pay the withdrawal in a lump sum. You should consult with your tax adviser regarding the tax impact of any withdrawals taken from your Contract.

                                   APPENDIX F

--------------------------------------------------------------------------------

               CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

The Statement of Additional Information contains more specific information and financial statements relating to the Separate Account and MetLife Insurance Company of Connecticut or MetLife Life and Annuity Company of Connecticut. A list of the contents of the Statement of Additional Information is set forth below:

                     The Insurance Company
                     Principal Underwriter
                     Distribution and Principal Underwriting Agreement Valuation of Assets
                     Federal Tax Considerations
                     Independent Registered Public Accounting Firm Condensed Financial Information
                     Financial Statements

--------------------------------------------------------------------------------

Copies of the Statement of Additional Information dated April 30, 2007 are available without charge. To request a copy, please clip this coupon on the line above, enter your name and address in the spaces provided below, and mail to MetLife Insurance Company of Connecticut/MetLife Life and Annuity Company of Connecticut, One Cityplace, 185 Asylum Street, 3CP, Hartford, Connecticut 06103-3415. For the MetLife Insurance Company of Connecticut Statement of Additional Information please request MIC-Book-05-09-86, and for the MetLife Life and Annuity Company of Connecticut Statement of Additional Information please request MLAC-Book-05-09-86.

Name: -------------------------------------------------

Address: ----------------------------------------------

CHECK BOX:

[ ] MIC-Book-05-09-86

[ ] MLAC-Book-05-09-86

            VINTAGE XTRA (SERIES II)(SM) VARIABLE ANNUITY PROSPECTUS:
                METLIFE OF CT FUND BD III FOR VARIABLE ANNUITIES
                 METLIFE OF CT FUND BD IV FOR VARIABLE ANNUITIES

This prospectus describes VINTAGE XTRA (SERIES II) VARIABLE ANNUITY, a flexible premium deferred variable annuity contract (the "Contract") issued by MetLife Insurance Company of Connecticut or MetLife Life and Annuity Company of Connecticut. MetLife Life and Annuity Company of Connecticut does not solicit or issue insurance products in the state of New York. Refer to your Contract for the name of your issuing company. The Contract is available in connection with certain retirement plans that qualify for special federal income tax treatment ("Qualified Contracts") as well as those that do not qualify for such treatment ("Non-qualified Contracts"). We may issue it as an individual contract or as a group contract. When we issue a group contract, you will receive a certificate summarizing the Contract's provisions. For convenience, we refer to contracts and certificates as "Contracts."

You can choose to have your premium ("Purchase Payments") and any associated Purchase Payment Credits accumulate on a variable and/or, subject to availability, fixed basis in one of our funding options. Your Contract Value before the Maturity Date and the amount of monthly income afterwards will vary daily to reflect the investment experience of the Variable Funding Options you select. You bear the investment risk of investing in the Variable Funding Options. The Variable Funding Options as of April 30, 2007 are:




AMERICAN FUNDS INSURANCE SERIES -- CLASS 2       MET INVESTORS SERIES TRUST
  American Funds Global Growth Fund                BlackRock Large-Cap Core Portfolio -- Class
  American Funds Growth Fund                          E
  American Funds Growth-Income Fund                Dreman Small-Cap Value Portfolio -- Class A
FIDELITY(R) VARIABLE INSURANCE PRODUCTS            Harris Oakmark International
  VIP Contrafund(R) Portfolio -- Service              Portfolio -- Class A
     Class                                         Janus Forty Portfolio -- Class A
  VIP Mid Cap Portfolio -- Service Class 2         Lazard Mid-Cap Portfolio -- Class B
FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS     Lord Abbett Growth and Income
  TRUST -- CLASS 2                                    Portfolio -- Class B
  Franklin Income Securities Fund                  Lord Abbett Mid-Cap Value
  Templeton Developing Markets Securities             Portfolio -- Class B
     Fund                                          Met/AIM Capital Appreciation
  Templeton Foreign Securities Fund                   Portfolio -- Class A
JANUS ASPEN SERIES -- SERVICE SHARES               Met/AIM Small Cap Growth Portfolio -- Class
  Mid Cap Growth Portfolio                            A
LEGG MASON PARTNERS VARIABLE EQUITY TRUST          MFS(R) Value Portfolio -- Class A
  Legg Mason Partners Variable Aggressive          Neuberger Berman Real Estate
     Growth Portfolio -- Class I                      Portfolio -- Class A
  Legg Mason Partners Variable Appreciation        PIMCO Inflation Protected Bond
     Portfolio -- Class I                             Portfolio -- Class A
  Legg Mason Partners Variable Capital and         Pioneer Fund Portfolio -- Class A
     Income Portfolio -- Class II                  Pioneer Strategic Income Portfolio -- Class
  Legg Mason Partners Variable Equity Index           A
     Portfolio -- Class II                         Third Avenue Small Cap Value
  Legg Mason Partners Variable Fundamental            Portfolio -- Class B
     Value Portfolio -- Class I                  METROPOLITAN SERIES FUND, INC.
  Legg Mason Partners Variable Investors           BlackRock Aggressive Growth
     Portfolio -- Class I                             Portfolio -- Class D
  Legg Mason Partners Variable Large Cap           BlackRock Bond Income Portfolio -- Class E
     Growth Portfolio -- Class I                   Capital Guardian U.S. Equity
  Legg Mason Partners Variable Mid Cap Core           Portfolio -- Class A
     Portfolio -- Class I                          FI Large Cap Portfolio -- Class A
  Legg Mason Partners Variable Multiple            FI Value Leaders Portfolio -- Class D
     Discipline Portfolio -- All Cap Growth        MFS(R)  Total Return Portfolio -- Class F
     and Value                                     Oppenheimer Global Equity
  Legg Mason Partners Variable Multiple               Portfolio -- Class B
     Discipline Portfolio -- Global All Cap      PIMCO VARIABLE INSURANCE
     Growth and Value                              TRUST -- ADMINISTRATIVE CLASS
  Legg Mason Partners Variable Multiple            Total Return Portfolio
     Discipline Portfolio -- Large Cap Growth
     and Value                                   METROPOLITAN SERIES FUND, INC. -- ASSET
LEGG MASON PARTNERS VARIABLE INCOME TRUST          ALLOCATION PORTFOLIOS -- CLASS B
  Legg Mason Partners Variable Adjustable          MetLife Conservative Allocation Portfolio
     Rate Income Portfolio                         MetLife Conservative to Moderate Allocation
  Legg Mason Partners Variable High Income            Portfolio
     Portfolio                                     MetLife Moderate Allocation Portfolio
  Legg Mason Partners Variable Money Market        MetLife Moderate to Aggressive Allocation
     Portfolio                                        Portfolio
                                                   MetLife Aggressive Allocation Portfolio




-------

Certain Variable Funding Options have been subject to a merger, substitution or other change. Please see "Appendix C -- Additional Information Regarding Underlying Funds" for more information.

We also offer variable annuity contracts that do not have Purchase Payment Credits, and therefore may have lower fees. Over time, the value of the Purchase Payment Credits could be more than offset by higher charges. You should carefully consider whether or not this Contract is the most appropriate investment for you.

The Contract is no longer offered to new purchasers.

This prospectus provides the information that you should know before investing in the Contract. Please keep this prospectus for future reference. You can receive additional information about your Contract by requesting a copy of the Statement of Additional Information ("SAI") dated April 30, 2007. We filed the SAI with the Securities and Exchange Commission ("SEC"), and it is incorporated by reference into this prospectus. To request a copy, write to us at One Cityplace, 185 Asylum Street, 3CP, Hartford, Connecticut 06103-3415, call 1-800-842-9325 or access the SEC's website (http://www.sec.gov). See Appendix E for the SAI's table of contents.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

VARIABLE ANNUITY CONTRACTS ARE NOT DEPOSITS OF ANY BANK, AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.

                         PROSPECTUS DATED APRIL 30, 2007

                                TABLE OF CONTENTS




Glossary................................      3
Summary.................................      4
Fee Table...............................      8
Condensed Financial Information.........     13
The Annuity Contract....................     13
  Contract Owner Inquiries..............     14
  Purchase Payments.....................     14
  Purchase Payment Credits..............     14
  Accumulation Units....................     15
  The Variable Funding Options..........     15
Fixed Account...........................     20
Charges and Deductions..................     20
  General...............................     20
  Withdrawal Charge.....................     21
  Free Withdrawal Allowance.............     21
  Transfer Charge.......................     22
  Administrative Charges................     22
  Mortality and Expense Risk Charge.....     22
  Variable Liquidity Benefit Charge.....     22
  Enhanced Stepped-Up Provision Charge..     23
  Guaranteed Minimum Withdrawal Benefit
     Charge.............................     23
  Guaranteed Minimum Accumulation
     Benefit Charge.....................     23
  Variable Funding Option Expenses......     23
  Premium Tax...........................     23
  Changes in Taxes Based upon Premium or
     Value..............................     23
Transfers...............................     23
  Market Timing/Excessive Trading.......     24
  Dollar Cost Averaging.................     26
Access to Your Money....................     26
  Systematic Withdrawals................     27
Ownership Provisions....................     27
  Types of Ownership....................     27
     Contract Owner.....................     27
     Beneficiary........................     28
     Annuitant..........................     28
Death Benefit...........................     28
  Death Proceeds before the Maturity
     Date...............................     29
  Enhanced Stepped-up Provision.........     31
  Payment of Proceeds...................     32
  Spousal Contract Continuance..........     33
  Beneficiary Contract Continuance......     34
  Planned Death Benefit.................     34
  Death Proceeds after the Maturity
     Date...............................     34
Living Benefits.........................     35
  Guaranteed Minimum Withdrawal
     Benefit............................     35
  Guaranteed Minimum Accumulation
     Benefit............................     41
The Annuity Period......................     46
  Maturity Date.........................     46
  Allocation of Annuity.................     47
  Variable Annuity......................     47
  Fixed Annuity.........................     47
Payment Options.........................     47
  Election of Options...................     47
  Annuity Options.......................     48
  Variable Liquidity Benefit............     48
Miscellaneous Contract Provisions.......     49
  Right to Return.......................     49
  Termination...........................     49
  Required Reports......................     49
  Suspension of Payments................     49
The Separate Accounts...................     49
  Performance Information...............     50
Federal Tax Considerations..............     51
  General Taxation of Annuities.........     51
  Types of Contracts: Qualified and Non-
     qualified..........................     52
  Qualified Annuity Contracts...........     52
     Taxation of Qualified Annuity
       Contracts........................     52
     Mandatory Distributions for
       Qualified Plans..................     52
  Individual Retirement Annuities.......     53
  Roth IRAs.............................     53
  TSA, (ERISA and non-ERISA)............     54
     Diversification Requirements for
       Variable Annuities...............     57
     Ownership of the Investments.......     57
     Taxation of Death Benefit
       Proceeds.........................     57
  Other Tax Considerations..............     57
     Treatment of Charges for Optional
       Benefits.........................     57
     Puerto Rico Tax Considerations.....     58
     Non-Resident Aliens................     58
     Tax Credits and Deductions.........     58
Other Information.......................     58
  The Insurance Companies...............     58
  Financial Statements..................     59
  Distribution of Variable Annuity
     Contracts..........................     59
  Conformity with State and Federal
     Laws...............................     61
  Voting Rights.........................     61
  Restrictions on Financial
     Transactions.......................     61
  Legal Proceedings.....................     61
Appendix A: Condensed Financial
  Information for MetLife of CT Fund BD
  III for Variable Annuities............    A-1
Appendix B: Condensed Financial
  Information for MetLife of CT Fund BD
  IV for Variable Annuities.............    B-1
Appendix C: Additional Information
  Regarding Underlying Funds............    C-1
Appendix D: The Fixed Account...........    D-1
Appendix E: Contents of the Statement of
  Additional Information................    E-1

                                    GLOSSARY

ACCUMULATION UNIT -- an accounting unit of measure used to calculate the value of this Contract before Annuity Payments begin.

ANNUITANT -- the person on whose life the Maturity Date and Annuity Payments depend.

ANNUITY PAYMENTS -- a series of periodic payments (a) for life; (b) for life with a minimum number of payments; (c) for the joint lifetime of the Annuitant and another person, and thereafter during the lifetime of the survivor; or (d) for a fixed period.

ANNUITY UNIT -- an accounting unit of measure used to calculate the amount of Annuity Payments.

CASH SURRENDER VALUE -- the Contract Value less any withdrawal charge and premium tax not previously deducted.

CODE -- the Internal Revenue Code of 1986, as amended, and all related laws and regulations that are in effect during the term of this Contract.

CONTINGENT ANNUITANT -- the individual who becomes the Annuitant when the Annuitant who is not the owner dies prior to the Maturity Date.

CONTRACT DATE -- the date on which the Contract is issued.

CONTRACT OWNER (you) -- the person named in the Contract (on the specifications page) as the owner of the Contract.

CONTRACT VALUE -- Purchase Payments and any associated Purchase Payment Credits, plus or minus any investment experience on the amounts allocated to the variable funds or interest on amounts allocated to the Fixed Account, adjusted by any applicable charges and withdrawals.

CONTRACT YEARS -- twelve month periods beginning with the Contract Date.

DEATH REPORT DATE -- the day on which we have received 1) Due Proof of Death and
2) written payment instructions or election of spousal or beneficiary contract continuation.

DUE PROOF OF DEATH -- (i) a copy of a certified death certificate; (ii) a copy of a certified decree of a court of competent jurisdiction as to the finding of death; (iii) a written statement by a medical doctor who attended the deceased; or (iv) any other proof satisfactory to us.

FIXED ACCOUNT -- an account that consists of all of the assets under this Contract other than those in the Separate Account.

HOME OFFICE -- the Home Office of MetLife Insurance Company of Connecticut or MetLife Life and Annuity Company of Connecticut or any other office that we may designate for the purpose of administering this Contract. For transfer, withdrawal, surrender, and (if applicable) loan requests, our Home Office address is: MetLife, P.O. Box 990014, Hartford, CT 06199-0014. For Purchase Payments and (if applicable) loan repayments, our Home Office address is:
MetLife, P.O. Box 371857, Pittsburgh, PA 15250-7857.

MATURITY DATE -- the date on which the Annuity Payments are to begin.

PAYMENT OPTION -- an annuity option elected under your Contract.

PURCHASE PAYMENT -- any premium paid by you to initiate or supplement this Contract.

PURCHASE PAYMENT CREDIT -- an amount credited to your Contract Value that equals a percentage of each Purchase Payment made.

QUALIFIED CONTRACT -- a contract used in a retirement plan or program that is intended to qualify under Sections 401(a), 403(b), 408(b) or 408A of the Code.

SEPARATE ACCOUNT -- a segregated account registered with the Securities and Exchange Commission ("SEC"), the assets of which are invested solely in the Underlying Funds. The assets of the Separate Account are held exclusively for the benefit of Contract Owners.

SUBACCOUNT -- that portion of the assets of a Separate Account that is allocated to a particular Underlying Fund.

UNDERLYING FUND -- a portfolio of an open-end management investment company that is registered with the SEC in which the Subaccounts invest.

VALUATION DATE -- a date on which a Subaccount is valued.

VALUATION PERIOD -- the period between successive valuations.

VARIABLE FUNDING OPTION -- a Subaccount of the Separate Account that invests in an Underlying Fund.

WE, US, OUR -- MetLife Insurance Company of Connecticut or MetLife Life and Annuity Company of Connecticut.

WRITTEN REQUEST -- written information sent to us in a form and content satisfactory to us and received at our Home Office.

YOU, YOUR -- "You" is, the Contract Owner, and natural person, a trust established for the benefit of a natural person, or a charitable remainder trust.

                                    SUMMARY:

                    VINTAGE XTRA (SERIES II) VARIABLE ANNUITY

THIS SUMMARY DETAILS SOME OF THE MORE IMPORTANT POINTS THAT YOU SHOULD KNOW AND CONSIDER BEFORE PURCHASING THE CONTRACT. PLEASE READ THE ENTIRE PROSPECTUS CAREFULLY.

WHAT COMPANY WILL ISSUE MY CONTRACT? Your issuing company is either MetLife Insurance Company of Connecticut or MetLife Life and Annuity Company of Connecticut ("the Company," "We" or "Us"). MetLife Life and Annuity Company of Connecticut does not solicit or issue insurance products in the state of New York. Refer to your Contract for the name of your issuing company. Each company sponsors its own segregated account ("Separate Account"). MetLife Insurance Company of Connecticut sponsors the MetLife of CT Fund BD III for Variable Annuities ("Fund BD III "); MetLife Life and Annuity Company of Connecticut sponsors the MetLife of CT Fund BD IV for Variable Annuities ("Fund BD IV"). When we refer to the Separate Account, we are referring to either Fund BD III or Fund BD IV, depending upon your issuing Company.

Contracts issued in your state may provide different features and benefits from and impose different costs (such as a waiver of the withdrawal charge on all Annuity Payments) than those described in this prospectus.

CAN YOU GIVE ME A GENERAL DESCRIPTION OF THE CONTRACT? We designed the Contract for retirement savings or other long-term investment purposes. The Contract provides a death benefit as well as guaranteed payout options. You direct your payment(s) to one or more of the Variable Funding Options and/or to the Fixed Account that is part of our general account (the "Fixed Account"). We guarantee money directed to the Fixed Account as to principal and interest. The Variable Funding Options fluctuate with the investment performance of the Underlying Funds and are not guaranteed. You can also lose money in the Variable Funding Options.

The Contract, like all deferred variable annuity contracts, has two phases: the accumulation phase and the payout phase (annuity period). During the accumulation phase generally, under a Qualified Contract, your pre-tax contributions accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal, presumably when you are in a lower tax bracket. During the accumulation phase, under a Non-qualified Contract, earnings on your after-tax contributions accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal. The payout phase occurs when you begin receiving payments from your Contract. The amount of money you accumulate in your Contract determines the amount of income (Annuity Payments) you receive during the payout phase.

During the payout phase, you may choose one of a number of annuity options. You may receive income payments in the form of a variable annuity, a fixed annuity, or a combination of both. If you elect variable income payments, the dollar amount of your payments may increase or decrease. Once you choose one of the annuity options and begin to receive payments, it cannot be changed.

WHO CAN PURCHASE THIS CONTRACT? The Contract is currently available for use in connection with (1) individual non-qualified purchases; (2) rollovers from Individual Retirement Annuities (IRAs); (3) rollovers from other qualified retirement plans and (4) beneficiary-directed transfers of death proceeds from another contract. Qualified Contracts include contracts qualifying under Section 401(a), 403(b), 408(b) or 408A of the Code. Purchase of this Contract through a tax qualified retirement plan ("Plan") does not provide any additional tax deferral benefits beyond those provided by the Plan. Accordingly, if you are purchasing this Contract through a Plan, you should consider purchasing this Contract for its death benefit, annuity option benefits, and other non-tax-related benefits.

The Contract is no longer offered to new purchasers. However, you may make additional payments of at least $500 at any time during the accumulation phase. No additional payments are allowed if this Contract is purchased with a beneficiary-directed transfer of death proceeds.

The ages of the owner and Annuitant determine which death benefits and certain optional features are available to you. See "The Annuity Contract" section for more information.

CAN I EXCHANGE MY CURRENT ANNUITY CONTRACT FOR THIS CONTRACT? The Code generally permits you to exchange one annuity contract for another in a "tax-free exchange." Therefore, you can transfer the proceeds from another annuity contract to purchase this Contract. Before making an exchange to acquire this Contract, you should carefully compare this Contract to your current contract. You may have to pay a surrender charge under your current contract to exchange it for this Contract, and this Contract has its own surrender charges that would apply to you. The other fees and charges under this Contract may be higher or lower and the benefits may be different than those of your current contract. In addition, you may have to pay federal income or penalty taxes on the exchange if it does not qualify for tax-free treatment. You should not exchange another contract for this Contract unless you determine, after evaluating all the facts, the exchange is in your best interests. Remember that the person selling you the Contract generally will earn a commission on the sale.

IS THERE A RIGHT TO RETURN PERIOD? If you cancel the Contract within ten days after you receive it, you will receive a full refund of your Contract Value plus any contract charges and premium taxes you paid (but not fees and charges assessed by the Underlying Funds) minus any Purchase Payment Credits. Where state law requires a different right to return period, or the return of Purchase Payments, the Company will comply. You bear the investment risk on the Purchase Payment allocated to a Variable Funding Option during the right to return period; therefore, the Contract Value we return may be greater or less than your Purchase Payment.

If you purchased your Contract as an Individual Retirement Annuity, and you return it within the first seven days after delivery, or longer if your state law permits, we will refund your full Purchase Payment minus any Purchase Payment Credits. During the remainder of the right to return period, we will refund your Contract Value (including charges we assessed) minus any Purchase Payment Credits. We will determine your Contract Value at the close of business on the day we receive a Written Request for a refund.

During the right to return period, you will not bear any contract fees associated with the Purchase Payment Credits. The amount we return to you will include any investment gains on the credit during the right to return period. However, if there are losses on the credit during the right to return period, we will recover the original amount of the credit.

CAN YOU GIVE A GENERAL DESCRIPTION OF THE VARIABLE FUNDING OPTIONS AND HOW THEY OPERATE? The Variable Funding Options represent Subaccounts of the Separate Account. At your direction, the Separate Account, through its Subaccounts, uses your Purchase Payments to purchase shares of one or more of the Underlying Funds that holds securities consistent with its own investment policy. Depending on market conditions, you may make or lose money in any of these Variable Funding Options.

You can transfer among the Variable Funding Options as frequently as you wish without any current tax implications. Currently there is no charge for transfers, nor a limit to the number of transfers allowed. We may, in the future, charge a fee for any transfer request, or limit the number of transfers allowed. At a minimum, we would always allow one transfer every six months. We reserve the right to restrict transfers that we determine will disadvantage other Contract Owners. You may transfer between the Fixed Account and the Variable Funding Options twice a year (during the 30 days after the six-month Contract Date anniversary), provided the amount is not greater than 15% of the Fixed Account value on that date. Amounts previously transferred from the Fixed Account to the Variable Funding Options may not be transferred back to the Fixed Account for a period of at least six months from the date of the transfer.

WHAT EXPENSES WILL BE ASSESSED UNDER THE CONTRACT? The Contract has insurance features and investment features, and there are costs related to each. We deduct an administrative expense charge and a mortality and expense risk ("M&E") charge each business day from amounts you allocate to the Separate Account. We deduct the administrative expense charge at an annual rate of 0.15% and deduct the M&E charge at an annual rate of 1.40% for the Standard Death Benefit, 1.50% for the Step-Up Death Benefit and 1.70% for the Roll-Up Death Benefit. For Contracts with a value of less than $100,000, we also deduct an annual contract administrative charge of $40. Each Underlying Fund also charges for management costs and other expenses.

We will apply a withdrawal charge to withdrawals from the Contract, and will calculate it as a percentage of the Purchase Payments and any associated Purchase Payment Credits withdrawn. The maximum percentage is 8%, decreasing to 0% after nine full years.

If you select the Enhanced Stepped-Up Provision ("E.S.P."), an additional 0.15% annually will be deducted each business day from amounts in the Variable Funding Options. THIS PROVISION IS NOT AVAILABLE TO A CUSTOMER WHEN EITHER THE ANNUITANT OR OWNER IS AGE 76 OR OLDER ON THE CONTRACT DATE.

Upon annuitization, if the Variable Liquidity Benefit is selected, there is a maximum charge of 8% of the amounts withdrawn. Please refer to Payment Options for a description of this benefit.

If you elect a Guaranteed Minimum Withdrawal Benefit ("GMWB") rider, a charge will be deducted each business day from amounts in the Variable Funding Options. There are three GMWB rider options, and the current charge for each rider, on an annual basis, is as follows: GMWB I: 0.40%; GMWB II: 0.50%; and GMWB III: 0.25%. Your current charge will not change unless you are able to reset your benefits, at which time we may modify the charge, which will never exceed 1.00%.

If you select the Guaranteed Minimum Accumulation Benefit ("GMAB"), a charge equal to 0.50% annually will be deducted each business day from amounts in the Variable Funding Options.

HOW WILL MY PURCHASE PAYMENTS AND WITHDRAWALS BE TAXED? Generally, the payments you make to a Qualified Contract during the accumulation phase are made with before-tax dollars. Generally, you will be taxed on your Purchase Payments , Purchase Payment Credits and on any earnings when you make a withdrawal or begin receiving Annuity Payments. Under a Non-qualified Contract, payments to the Contract are made with after-tax dollars, and any credits and earnings will generally accumulate tax-deferred. You will be taxed on these earnings when they are withdrawn from the Contract. If you are younger than 59 1/2 when you take money out, you may be charged a 10% federal penalty tax on the amount withdrawn.

For owners of Qualified Contracts, if you reach a certain age, you may be required by federal tax laws to begin receiving payments from your annuity or risk paying a penalty tax. In those cases, we can calculate and pay you the minimum required distribution amounts (see "Access to Your Money - Systematic Withdrawals").

HOW MAY I ACCESS MY MONEY? You can take withdrawals any time during the accumulation phase. Withdrawal charges may apply, as well as income taxes, and/or a penalty tax on amounts withdrawn.

WHAT IS THE DEATH BENEFIT UNDER THE CONTRACT? You may choose to purchase the Standard or Enhanced Death Benefit. The death benefit applies upon the first death of the Contract Owner, joint owner, or Annuitant. Assuming you are the Annuitant, the death benefit is as follows: If you die before the Contract is in the payout phase, the person you have chosen as your beneficiary will receive a death benefit. We calculate the death benefit value at the close of the business day on which our Home Office receives (1) Due Proof of Death and (2) written payment instructions or the election of beneficiary or spousal contract continuance. Please refer to the Death Benefit section in the Prospectus for more details.

WHERE MAY I FIND OUT MORE ABOUT ACCUMULATION UNIT VALUES? The Condensed Financial Information in Appendix A or Appendix B to this prospectus provides more information about Accumulation Unit values.

ARE THERE ANY ADDITIONAL FEATURES? This Contract has other features you may be interested in. These include:

     - PURCHASE PAYMENT CREDITS. For each Purchase Payment you make, we will add a credit to your Contract Value whenever the greater age of the Contract Owner or Annuitant is 80 or less at the time the Purchase Payment is received. This credit will equal at least 4% of the Purchase Payment. The expenses for a contract with Purchase Payment Credits are higher than a similar contract without Purchase Payment Credits, and the additional expenses attributable to the credits may more than offset the amount of the Purchase Payment Credit.

          For Contracts issued between June 1, 2004 and August 31, 2004, and Contracts issued between December 1, 2004 and June 9, 2006, the current Purchase Payment Credit is equal to 6% of each Purchase Payment received. This Purchase Payment Credit increase does not apply retroactively to contracts issued before June 1, 2004 or between September 1, 2004 and November 30, 2004. The 6% Purchase Payment Credit will apply to your initial purchase payment and each subsequent purchase payment received by us whenever the greater age of the Contract Owner or Annuitant is 80 or less at the time the Purchase Payment is received.

          For Contracts issued before June 1, 2004, Contracts issued between September 1, 2004 and November 30, 2004, and Contracts issued on or after June 10, 2006, for the initial Purchase Payment and for any additional Purchase Payments made during the first Contract Year, we will determine the amount of the credit based on the greater age of the Contract Owner or the Annuitant at the time the Contract is issued. For additional Purchase Payments made subsequent to the first Contract Year, the amount of the credit will be determined by the greater attained age of the Contract Owner or the Annuitant at the time we receive the Purchase Payment. If the greater attained age is 69 or less, the credit is 5%. If the greater attained age is 70 through age 80, the credit is 4%.

          The expenses for a Contract with Purchase Payment Credits are higher than a similar contract without Purchase Payment Credits, and the additional expenses attributable to the credits may offset the amount of the Purchase Payment Credit.

     - DOLLAR COST AVERAGING. This is a program that allows you to invest a fixed amount of money in Variable Funding Options each month, theoretically giving you a lower average cost per unit over time than a single one-time purchase. Dollar Cost Averaging requires regular investments regardless of fluctuating price levels, and does not guarantee profits or prevent losses in a declining market. Potential investors should consider their financial ability to continue purchases through periods of low price levels.

     - SYSTEMATIC WITHDRAWAL OPTION. Before the Maturity Date, you can arrange to have money sent to you at set intervals throughout the year. Of course, any applicable income and penalty taxes will apply on amounts withdrawn. Withdrawals in excess of the annual free withdrawal allowance may be subject to a withdrawal charge.

     - AUTOMATIC REBALANCING. You may elect to have the Company periodically reallocate the values in your Contract to match the rebalancing allocation selected.

     - MANAGED DISTRIBUTION PROGRAM. This program allows us to automatically calculate and distribute to you, in November of the applicable tax year, an amount that will satisfy the Internal Revenue Service's minimum distribution requirements imposed on certain contracts once the owner reaches age 70 1/2 or retires. These minimum distributions occur during the accumulation phase.

     - ENHANCED STEPPED-UP PROVISION ("E.S.P."). For an additional charge, the total death benefit payable may be increased based on the earnings in your Contract.

     - SPOUSAL CONTRACT CONTINUANCE (SUBJECT TO AVAILABILITY). If your spouse is named as an owner and/or beneficiary, and you die prior to the Maturity Date, your spouse may elect to continue the Contract as owner rather than have the death benefit paid to the beneficiary. This feature applies to a spousal joint Contract Owner and/or beneficiary only.

     - BENEFICIARY CONTRACT CONTINUANCE (NOT PERMITTED FOR NON-NATURAL BENEFICIARIES). If you die before the Maturity Date, and if the value of any beneficiary's portion of the death benefit is between $20,000 and $1,000,000 as of the date of your death, that beneficiary(ies) may elect to continue his/her portion of the Contract rather than have the death benefit paid to the beneficiary and take required distributions over time, rather than have the death benefit paid to them in a lump sum.

     - GUARANTEED MINIMUM WITHDRAWAL BENEFIT ("GMWB" OR "PRINCIPAL GUARANTEE"). For an additional charge, we will guarantee the periodic return of your investment. Under this benefit, we will pay you a percentage of your investment every year until your investment has been returned in full, regardless of market performance. Depending on when you elect to begin receiving payments and which GMWB rider you select, the maximum amount of your investment that you receive each year is 5% or 10%. When you add Purchase Payments to your Contract, we include them as part of the guarantee. In the future, however, we may discontinue including additional Purchase Payments as part of the guarantee. The guarantee is subject to restrictions on withdrawals and other restrictions.

     - GUARANTEED MINIMUM ACCUMULATION BENEFIT ("GMAB"). For an additional charge, we will guarantee that your Contract Value will not be less than a minimum amount at the end of a specified number of years. The guaranteed amount is based on your Purchase Payments, including additional Purchase Payments you make within 12 months of electing the rider. Additional Purchase Payments made more than 12 months after you elect the rider will not increase the guaranteed amount. If your Contract Value is less than the minimum guaranteed amount on the Rider Maturity Date, we will apply additional amounts to increase your Contract Value so that it is equal to the guaranteed amount.

                                    FEE TABLE

--------------------------------------------------------------------------------

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Contract. The first table describes the fees and expenses that you will pay at the time that you buy the Contract, surrender the Contract, or transfer Contract Value between Variable Funding Options. Expenses shown do not include premium taxes, which may be applicable.

CONTRACT OWNER TRANSACTION EXPENSES



WITHDRAWAL CHARGE.......................................   8%(1)
(as a percentage of the Purchase Payments and any associated Purchase Payment Credits withdrawn)





TRANSFER CHARGE.........................................   $10(2)
(assessed on transfers that exceed 12 per year)





VARIABLE LIQUIDITY BENEFIT CHARGE.......................   8%(3)
(as a percentage of the present value of the remaining Annuity Payments that are surrendered. The interest rate used to calculate this present value is 1% higher than the Assumed (Daily) Net Investment Factor used to calculate the Annuity Payments.)


The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including Underlying Fund fees and expenses.

CONTRACT ADMINISTRATIVE CHARGES



ANNUAL CONTRACT ADMINISTRATIVE CHARGE...................   $40(4)


---------
(1) The withdrawal charge declines to zero after the Purchase Payment has been in the Contract for nine years. The charge is as follows:


     YEARS SINCE PURCHASE PAYMENT MADE
------------------------------------------
GREATER THAN OR EQUAL TO     BUT LESS THAN    WITHDRAWAL CHARGE
------------------------     -------------    -----------------


         0 years                3 years               8%
         3 years                4 years               7%
         4 years                5 years               6%
         5 years                6 years               5%
         6 years                7 years               4%
         7 years                8 years               3%
         8 years                9 years               2%
        9+ years                   --                 0%


(2)   We do not currently assess the transfer charge.
(3) This withdrawal charge only applies when you surrender the Contract after beginning to receive Annuity Payments. The Variable Liquidity Benefit Charge declines to zero after nine years. The charge is as follows:


   YEARS SINCE INITIAL PURCHASE PAYMENT
------------------------------------------
GREATER THAN OR EQUAL TO     BUT LESS THAN    WITHDRAWAL CHARGE
------------------------     -------------    -----------------


         0 years                3 years               8%
         3 years                4 years               7%
         4 years                5 years               6%
         5 years                6 years               5%
         6 years                7 years               4%
         7 years                8 years               3%
         8 years                9 years               2%
        9 + years                  --                 0%


(4) We do not assess this charge if Contract Value is $100,000 or more on the fourth Friday of each August.

ANNUAL SEPARATE ACCOUNT CHARGES:
(as a percentage of the average daily net assets of the Separate Account)

We will assess a mortality and expense risk charge ("M&E") of 1.40% and a administrative expense charge of 0.15% on all contracts. In addition, for optional features there is a 0.15% charge for E.S.P., a 0.50% charge for GMAB, a 0.40% current charge (maximum of 1.00% upon reset) for GMWB I, a 0.50% current charge (maximum of 1.00% upon reset) for GMWB II, and a 0.25% charge for GMWB
III. Below is a summary of all charges that may apply, depending on the death benefit and optional features you select:


                                              STANDARD DEATH BENEFIT    STEP-UP DEATH BENEFIT    ROLL-UP DEATH BENEFIT
                                              ----------------------    ---------------------    ---------------------


Mortality and Expense Risk Charge.........           1.40%(5)                  1.50%(5)                 1.70%(5)
Administrative Expense Charge.............           0.15%                     0.15%                    0.15%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH
  NO OPTIONAL FEATURES SELECTED...........           1.55%                     1.65%                    1.85%
Optional E.S.P. Charge....................           0.15%                     0.15%                    0.15%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH
  E.S.P. ONLY SELECTED....................           1.70%                     1.80%                    2.00%
Optional GMAB Charge......................           0.50%                     0.50%                    0.50%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH
  GMAB ONLY SELECTED......................           2.05%                     2.15%                    2.35%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH
  E.S.P. AND GMAB SELECTED(6).............           2.20%                     2.30%                    2.50%
Optional GMWB I Charge (maximum upon
  reset)..................................           1.00%(7)                  1.00%(7)                 1.00%(7)
Optional GMWB II Charge (maximum upon
  reset)..................................           1.00%(7)                  1.00%(7)                 1.00%(7)
Optional GMWB III Charge..................           0.25%                     0.25%                    0.25%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH
  GMWB I ONLY SELECTED....................           2.55%                     2.65%                    2.85%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH
  GMWB II ONLY SELECTED...................           2.55%                     2.65%                    2.85%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH
  GMWB III ONLY SELECTED..................           1.80%                     1.90%                    2.10%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH
  E.S.P. AND GMWB I SELECTED..............           2.70%                     2.80%                    3.00%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH
  E.S.P. AND GMWB II SELECTED.............           2.70%                     2.80%                    3.00%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH
  E.S.P. AND GMWB III SELECTED............           1.95%                     2.05%                    2.25%


---------
(5) We are waiving the Mortality and Expense Risk charge in an amount equal to the underlying fund expenses that are in excess of 0.90% for the Subaccount investing in the Harris Oakmark International Portfolio, an amount equal to the Underlying Fund expenses that are in excess of 0.87% for the Subaccount investing in the Lord Abbett Growth and Income Portfolio, an amount equal to the Underlying Fund expenses that are in excess of 1.12% for the Subaccount investing in the Lord Abbett Mid-Cap Value Portfolio, an amount equal to the Underlying Fund expenses that are in excess of 1.10% for the Subaccount investing in the Third Avenue Small Cap Value Portfolio, an amount equal to the Underlying Fund expenses that are in excess of 1.18% for the Subaccount investing in the MFS(R) Research International Portfolio and amount equal to the Underlying Fund expenses that are in excess of 0.65% for the Subaccount investing in the PIMCO Inflation Protected Bond Portfolio.
(6)   GMAB and GMWB cannot both be elected.
(7) The current charges for the available GMWB riders with a reset feature (see "Living Benefits") are 0.40% for GMWB I and 0.50% for GMWB II.

UNDERLYING FUND EXPENSES AS OF DECEMBER 31, 2006 (unless otherwise indicated):

The first table below shows the range (minimum and maximum) of the total annual operating expenses charged by all of the Underlying Funds, before any voluntary or contractual fee waivers and/or expense reimbursements. The second table shows each Underlying Fund's management fee, distribution and/or service fees (12b-1) if applicable, and other expenses. The Underlying Funds provided this information and we have not independently verified it. More detail concerning each Underlying Fund's fees and expenses is contained in the prospectus for each Underlying Fund. Current prospectuses for the Underlying Funds can be obtained by calling 1-800-842-9325.

MINIMUM AND MAXIMUM TOTAL ANNUAL UNDERLYING FUND OPERATING EXPENSES


                                                                        MINIMUM   MAXIMUM
                                                                        -------   -------



TOTAL ANNUAL FUND OPERATING EXPENSES
(expenses that are deducted from Underlying Fund assets, including management fees, distribution and/or service fees (12b-1) fees, and
  other expenses).....................................................    .48%      1.72%


UNDERLYING FUND FEES AND EXPENSES
(as a percentage of average daily net assets)


                                                       DISTRIBUTION                           CONTRACTUAL FEE      NET TOTAL
                                                          AND/OR                TOTAL ANNUAL       WAIVER            ANNUAL
                                         MANAGEMENT  SERVICE (12b-1)    OTHER     OPERATING    AND/OR EXPENSE      OPERATING
UNDERLYING FUND:                             FEE           FEES       EXPENSES    EXPENSES     REIMBURSEMENT       EXPENSES*
----------------                         ----------  ---------------  --------  ------------  ---------------  -----------------


AMERICAN FUNDS INSURANCE SERIES
  American Funds Global Growth
     Fund -- Class 2...................     0.55%         0.25%         0.03%       0.83%            --        0.83%
  American Funds Growth Fund -- Class
     2.................................     0.32%         0.25%         0.02%       0.59%            --        0.59%
  American Funds Growth-Income
     Fund -- Class 2...................     0.27%         0.25%         0.01%       0.53%            --        0.53%
FIDELITY(R) VARIABLE INSURANCE PRODUCTS
  VIP Contrafund(R)
     Portfolio -- Service Class........     0.57%         0.10%         0.09%       0.76%            --        0.76%
  VIP Mid Cap Portfolio -- Service
     Class 2...........................     0.57%         0.25%         0.11%       0.93%            --        0.93%
FRANKLIN TEMPLETON VARIABLE INSURANCE
  PRODUCTS TRUST
  Franklin Income Securities
     Fund -- Class 2...................     0.46%         0.25%         0.01%       0.72%            --        0.72%
  Franklin Small-Mid Cap Growth
     Securities Fund -- Class 2+.......     0.48%         0.25%         0.30%       1.03%          0.01%       1.02%(1)
  Templeton Developing Markets
     Securities Fund -- Class 2........     1.23%         0.25%         0.24%       1.72%            --        1.72%
  Templeton Foreign Securities
     Fund -- Class 2...................     0.63%         0.25%         0.18%       1.06%          0.03%       1.03%(1)
JANUS ASPEN SERIES
  Mid Cap Growth Portfolio -- Service
     Shares............................     0.64%         0.25%         0.06%       0.95%            --        0.95%
LEGG MASON PARTNERS VARIABLE EQUITY
  TRUST
  Legg Mason Partners Variable
     Aggressive Growth
     Portfolio -- Class I++............     0.75%           --          0.02%       0.77%            --        0.77%
  Legg Mason Partners Variable
     Appreciation Portfolio -- Class
     I.................................     0.70%           --          0.02%       0.72%            --        0.72%(2)
  Legg Mason Partners Variable Capital
     and Income Portfolio -- Class II..     0.75%         0.25%         0.06%       1.06%          0.11%       0.95%(3)
  Legg Mason Partners Variable Dividend
     Strategy Portfolio+++.............     0.65%           --          0.24%       0.89%            --        0.89%
  Legg Mason Partners Variable Equity
     Index Portfolio -- Class II.......     0.31%         0.25%         0.03%       0.59%            --        0.59%
  Legg Mason Partners Variable
     Fundamental Value
     Portfolio -- Class I..............     0.75%           --          0.02%       0.77%            --        0.77%
  Legg Mason Partners Variable
     Investors Portfolio -- Class I....     0.65%           --          0.07%       0.72%            --        0.72%
  Legg Mason Partners Variable Large
     Cap Growth Portfolio -- Class
     I++...............................     0.75%           --          0.04%       0.79%            --        0.79%
  Legg Mason Partners Variable Mid Cap
     Core Portfolio -- Class I++.......     0.75%           --          0.07%       0.82%            --        0.82%
  Legg Mason Partners Variable Multiple
     Discipline Portfolio -- All Cap
     Growth and Value..................     0.75%         0.25%         0.05%       1.05%            --        1.05%
  Legg Mason Partners Variable Multiple
     Discipline Portfolio -- Global All
     Cap Growth and Value..............     0.75%         0.25%         0.09%       1.09%            --        1.09%
  Legg Mason Partners Variable Multiple
     Discipline Portfolio -- Large Cap
     Growth and Value..................     0.75%         0.25%         0.21%       1.21%            --        1.21%
  Legg Mason Partners Variable Small
     Cap Growth Portfolio -- Class I+..     0.75%           --          0.21%       0.96%            --        0.96%

                                                       DISTRIBUTION                           CONTRACTUAL FEE      NET TOTAL
                                                          AND/OR                TOTAL ANNUAL       WAIVER            ANNUAL
                                         MANAGEMENT  SERVICE (12b-1)    OTHER     OPERATING    AND/OR EXPENSE      OPERATING
UNDERLYING FUND:                             FEE           FEES       EXPENSES    EXPENSES     REIMBURSEMENT       EXPENSES*
----------------                         ----------  ---------------  --------  ------------  ---------------  -----------------

LEGG MASON PARTNERS VARIABLE INCOME
  TRUST
  Legg Mason Partners Variable
     Adjustable Rate Income
     Portfolio++.......................     0.55%         0.25%         0.22%       1.02%            --        1.02%
  Legg Mason Partners Variable
     Diversified Strategic Income
     Portfolio+........................     0.65%           --          0.08%       0.73%            --        0.73%
  Legg Mason Partners Variable High
     Income Portfolio++................     0.60%           --          0.06%       0.66%            --        0.66%
  Legg Mason Partners Variable Money
     Market Portfolio++................     0.45%           --          0.03%       0.48%            --        0.48%
MET INVESTORS SERIES TRUST
  BlackRock Large-Cap Core
     Portfolio -- Class E..............     0.63%         0.15%         0.22%       1.00%            --        1.00%(4)(5)(6)(8)
  Dreman Small-Cap Value
     Portfolio -- Class A..............     0.82%           --          0.37%       1.19%          0.09%       1.10%(4)(7)(8)
  Harris Oakmark International
     Portfolio -- Class A..............     0.78%           --          0.13%       0.91%            --        0.91%(4)
  Janus Forty Portfolio -- Class A.....     0.65%           --          0.06%       0.71%            --        0.71%(4)(8)
  Lazard Mid-Cap Portfolio -- Class B..     0.70%         0.25%         0.06%       1.01%            --        1.01%(4)
  Lord Abbett Growth and Income
     Portfolio -- Class B..............     0.50%         0.25%         0.03%       0.78%            --        0.78%(4)
  Lord Abbett Mid-Cap Value
     Portfolio -- Class B..............     0.68%         0.25%         0.07%       1.00%            --        1.00%(4)
  Met/AIM Capital Appreciation
     Portfolio -- Class A++............     0.77%           --          0.09%       0.86%            --        0.86%(4)(5)(8)(9)
  Met/AIM Small Cap Growth
     Portfolio -- Class A..............     0.87%           --          0.06%       0.93%            --        0.93%(4)(5)
  MFS(R) Research International
     Portfolio -- Class B+.............     0.72%         0.25%         0.14%       1.11%            --        1.11%(4)
  MFS(R) Value Portfolio -- Class A....     0.73%           --          0.23%       0.96%            --        0.96%(4)(5)(8)
  Neuberger Berman Real Estate
     Portfolio -- Class A..............     0.64%           --          0.04%       0.68%            --        0.68%(4)
  PIMCO Inflation Protected Bond
     Portfolio -- Class A..............     0.50%           --          0.05%       0.55%            --        0.55%(4)
  Pioneer Fund Portfolio -- Class A....     0.75%           --          0.30%       1.05%          0.05%       1.00%(4)(7)(8)
  Pioneer Strategic Income
     Portfolio -- Class A++............     0.70%           --          0.12%       0.82%            --        0.82%(4)(5)(8)(9)
  Third Avenue Small Cap Value
     Portfolio -- Class B..............     0.74%         0.25%         0.04%       1.03%            --        1.03%(4)
METROPOLITAN SERIES FUND, INC.
  BlackRock Aggressive Growth
     Portfolio -- Class D..............     0.72%         0.10%         0.06%       0.88%            --        0.88%(10)
  BlackRock Bond Income
     Portfolio -- Class E..............     0.39%         0.15%         0.07%       0.61%          0.01%       0.60%(10)(11)
  Capital Guardian U.S. Equity
     Portfolio -- Class A..............     0.66%           --          0.06%       0.72%            --        0.72%(10)
  FI Large Cap Portfolio -- Class A....     0.78%           --          0.06%       0.84%            --        0.84%(10)
  FI Value Leaders Portfolio -- Class
     D.................................     0.64%         0.10%         0.07%       0.81%            --        0.81%(10)
  MFS(R) Total Return
     Portfolio -- Class F..............     0.53%         0.20%         0.05%       0.78%            --        0.78%(10)(12)
  Oppenheimer Global Equity
     Portfolio -- Class B..............     0.53%         0.25%         0.09%       0.87%            --        0.87%(10)
  T. Rowe Price Large Cap Growth
     Portfolio -- Class B+.............     0.60%         0.25%         0.08%       0.93%            --        0.93%(10)
PIMCO VARIABLE INSURANCE TRUST
  Total Return
     Portfolio -- Administrative
     Class.............................     0.25%           --          0.40%       0.65%            --        0.65%
VAN KAMPEN LIFE INVESTMENT TRUST  Van
  Kampen LIT Strategic Growth
  Portfolio -- Class I+................     0.70%           --          0.08%       0.78%            --        0.78%




                                                                                                                      NET TOTAL
                                                                                                                        ANNUAL
                                                                                                                      OPERATING
                                                DISTRIBUTION                           CONTRACTUAL FEE  NET TOTAL      EXPENSES
                                                   AND/OR                TOTAL ANNUAL       WAIVER        ANNUAL      INCLUDING
                                  MANAGEMENT  SERVICE (12b-1)    OTHER     OPERATING    AND/OR EXPENSE  OPERATING  UNDERLYING FUND
UNDERLYING FUND:                      FEE           FEES       EXPENSES    EXPENSES     REIMBURSEMENT   EXPENSES*     EXPENSES*
----------------                  ----------  ---------------  --------  ------------  ---------------  ---------  ---------------


METROPOLITAN SERIES FUND,
  INC. -- ASSET ALLOCATION
  PORTFOLIOS
  MetLife Aggressive Allocation
     Portfolio -- Class B.......     0.10%         0.25%         0.07%       0.42%          0.07%         0.35%     1.10%(10)(13)
  MetLife Conservative
     Allocation
     Portfolio -- Class B.......     0.10%         0.25%         0.09%       0.44%          0.09%         0.35%     0.96%(10)(13)
  MetLife Conservative to
     Moderate Allocation
     Portfolio -- Class B.......     0.10%         0.25%         0.02%       0.37%          0.02%         0.35%     1.00%(10)(13)

                                                                                                                      NET TOTAL
                                                                                                                        ANNUAL
                                                                                                                      OPERATING
                                                DISTRIBUTION                           CONTRACTUAL FEE  NET TOTAL      EXPENSES
                                                   AND/OR                TOTAL ANNUAL       WAIVER        ANNUAL      INCLUDING
                                  MANAGEMENT  SERVICE (12b-1)    OTHER     OPERATING    AND/OR EXPENSE  OPERATING  UNDERLYING FUND
UNDERLYING FUND:                      FEE           FEES       EXPENSES    EXPENSES     REIMBURSEMENT   EXPENSES*     EXPENSES*
----------------                  ----------  ---------------  --------  ------------  ---------------  ---------  ---------------

  MetLife Moderate Allocation
     Portfolio -- Class B.......     0.10%         0.25%         0.01%       0.36%          0.01%         0.35%     1.05%(10)(13)
  MetLife Moderate to Aggressive
     Allocation
     Portfolio -- Class B.......     0.10%         0.25%         0.01%       0.36%          0.01%         0.35%     1.10%(10)(13)


--------
* Net Total Annual Operating Expenses do not reflect (1) voluntary waivers of fees and expenses; (2) contractual waivers that are in effect for less than one year from the date of this Prospectus, or (4) expense reductions resulting from custodial fee credits or directed brokerage arrangements.
+ Not available under all Contracts. Availability depends on Contract issue date.
++ Fees and expenses for this Portfolio are based on the Portfolio's fiscal year ended October 31, 2006.

NOTES
(1) Other Expenses include 0.01% for the Franklin Small-Mid Cap Growth Securities Fund and 0.03% for the Templeton Foreign Securities Fund of "Acquired Fund Fees and Expenses," which are fees and expenses attributable to underlying portfolios in which the Portfolio invested during the preceding fiscal year. The manager has agreed in advance to reduce its fee from assets invested by the Fund in a Franklin Templeton money market fund (the acquired fund) to the extent that the Fund's fees and expenses are due to those of the acquired fund. This reduction is required by the Trust's board of trustees and an exemptive order of the Securities and Exchange Commission (SEC).
(2) Other Expenses include 0.01% of "Acquired Fund Fees and Expenses," which are fees and expenses attributable to underlying portfolios in which the Portfolio invested during the preceding fiscal year.
(3) Management has contractually agreed to waive fees and/or reimburse expenses to limit Total Annual Operating Expenses to 0.95% until May 1, 2008.
(4) Other Expenses have been restated to reflect new custodian, fund administration and transfer agent fee schedules, as if these fee schedules had been in effect for the previous fiscal year.
(5) The Management Fee has been restated to reflect an amended management fee agreement, as if the agreement had been in effect during the previous fiscal year.
(6) This is a new share class for this Portfolio. Operating expenses are estimated based on the expenses of Class A shares of the Portfolio.
(7) Pursuant to an expense limitation agreement, the Investment Adviser has agreed, for a period of one year commencing May 1, 2007, to limit its fee and to reimburse expenses to the extent necessary to limit total operating expenses, excluding 12b-1 fees to 1.10% for Dreman Small-Cap Value Portfolio and 1.00% for Pioneer Fund Portfolio.
(8) Other expenses have been restated to reflect the current Met Investors Series Trust fee schedule, as if that schedule had applied to the Portfolio for the entire fiscal year.
(9) Effective November 1, 2006, the Portfolio's fiscal year end has been changed from October 31 to December 31. The fees and expenses shown are for the Portfolio's last fiscal year ended October 31, 2006.
(10) Other Expenses have been restated to reflect current fees, as if current fees had been in effect for the previous fiscal year.
(11) MetLife Advisers, LLC has contractually agreed, for the period May 1, 2007 through April 30, 2008, to reduce the Management Fee to the annual rate of 0.325% for amounts over $1 billion but less than $2 billion.
(12) The Management Fee has been restated to reflect current fees, as if current fees had been in effect for the previous fiscal year.
(13) These Portfolios are "funds of funds" that invest substantially all of their assets in other portfolios of the Met Investors Series Trust and the Metropolitan Series Fund, Inc. Because the Portfolios invest in other underlying portfolios, each Portfolio will also bear its pro rata portion of the operating expenses of the underlying portfolios in which the Portfolio invests, including the management fee. The weighted average of the total operating expenses of the underlying portfolios, after any applicable fee waivers and expense reimbursements, as of December 31, 2006, were: 0.61% for the MetLife Conservative Allocation Portfolio, 0.65% for the MetLife Conservative to Moderate Allocation Portfolio, 0.70% for the MetLife Moderate Allocation Portfolio, 0.75% for the MetLife Moderate to Aggressive Allocation Portfolio and 0.75% for the MetLife Aggressive Allocation Portfolio. The total operating expenses of the Portfolios, including the weighted average of the total operating expenses of the underlying portfolios, before any applicable fee waivers and expense reimbursements, as of December 31, 2006, were: 1.05% for the MetLife Conservative Allocation Portfolio, 1.02% for the MetLife Conservative to Moderate Allocation Portfolio, 1.07% for the MetLife Moderate Allocation Portfolio, 1.11% for the MetLife Moderate to Aggressive Allocation Portfolio and 1.18% for the MetLife Aggressive Allocation Portfolio. Contract and Policy Owners may be able to realize lower aggregate expenses by investing directly in the underlying portfolios instead of investing in the Portfolios. A Contract or Policy Owner who chooses to invest directly in the underlying portfolios would not, however, receive the asset allocation services provided by MetLife Advisers, LLC. (See the fund prospectus for a description of each Portfolio's target allocation.)

EXAMPLE

This example is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity Contracts. These costs include Contract Owner transaction expenses, Contract fees, separate account annual expenses, and Underlying Fund total annual operating expenses. This example does not represent past or future expenses. Your actual expenses may be more or less than those shown.

This example assumes that you invest $10,000 in the Contract for the time periods indicated and that your investment has a 5% return each year. The example reflects the annual Contract administrative charge, factoring in that the charge is waived for contracts over a certain value. Additionally, the example is based on the minimum and maximum Underlying Fund total annual operating expenses shown above and does not reflect any Underlying Fund fee waivers and/or expense reimbursements.

The example assumes you have elected all of the available optional benefits and that you have allocated all of your Contract Value to either the Underlying Fund with the maximum total annual operating expenses or the Underlying Fund with the minimum total annual operating expenses. The example assumes that the maximum charge of 1.00% for the Guaranteed Minimum Withdrawal Benefit (GMWB I or II) applies in all contract years. Your actual expenses will be less than those shown if you do not elect all of the optional benefits. The GMAB and the GMWB cannot both be elected.

EXAMPLE -- This example assumes that you have elected the most expensive death benefit option, the E.S.P. optional death benefit, and the GMWB I or GMWB II (assuming the maximum charge of 1.00% applies in all contract years).


                             IF CONTRACT IS SURRENDERED AT THE               IF CONTRACT IS NOT SURRENDERED OR
                                    END OF PERIOD SHOWN                      ANNUITIZED AT END OF PERIOD SHOWN
                      ----------------------------------------------  ----------------------------------------------
FUNDING OPTION          1 YEAR      3 YEARS     5 YEARS    10 YEARS     1 YEAR      3 YEARS     5 YEARS    10 YEARS
--------------        ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------


Underlying Fund with
Maximum Total Annual
Operating Expenses..     $1300       $2221       $3046       $5032       $500        $1501       $2506       $5032
Underlying Fund with
Minimum Total Annual
Operating Expenses..      1169        1839        2426        3879        369         1119        1886        3879


                         CONDENSED FINANCIAL INFORMATION

--------------------------------------------------------------------------------

See Appendices A and B.

                              THE ANNUITY CONTRACT

--------------------------------------------------------------------------------

Vintage XTRA (Series II) Variable Annuity is a contract between the Contract Owner ("you") and the Company. This is the prospectus -- it is not the Contract. The prospectus highlights many Contract provisions to focus your attention on the Contract's essential features. Your rights and obligations under the Contract will be determined by the language of the Contract itself. When you receive your Contract, we suggest you read it promptly and carefully. There may be differences in your Contract from the descriptions in this prospectus because of the requirements of the state where we issued your Contract. We will include any such differences in your Contract.

The Company offers several different annuities that your investment professional may be authorized to offer to you. Each annuity offers different features and benefits that may be appropriate for you. In particular, the annuities differ based on variations in the standard and optional death benefit protection provided for your beneficiaries, the availability of optional living benefits, the ability to access your Contract Value if necessary and the charges that you will be subject to if you make a withdrawal or surrender the annuity. The separate account charges and other charges may be different between each annuity we offer. Optional death benefits and living benefits are subject to a separate charge for the additional protections they offer to you and your beneficiaries. Furthermore, annuities that offer greater flexibility to access your Contract Value generally are subject to higher separate account charges than annuities that deduct charges if you make a withdrawal or surrender.

We encourage you to evaluate the fees, expenses, benefits and features of this annuity against those of other investment products, including other annuity products offered by us and other insurance companies. Before purchasing this or any other investment product you should consider whether the product you purchase is consistent with your risk tolerance, investment objectives, investment time horizon, financial and tax situation, liquidity needs and how you intend to use the annuity.

You make Purchase Payments to us and we credit them to your Contract. We promise to pay you an income, in the form of Annuity Payments, beginning on a future date that you choose, the Maturity Date. The Purchase Payments accumulate tax deferred in the funding options of your choice. We offer multiple Variable Funding Options. We may also offer a Fixed Account option. Where permitted by law, we reserve the right to restrict Purchase Payments into the Fixed Account whenever the credited interest rate on the Fixed Account is equal to the minimum guaranteed interest rate specified under the Contract. The Contract Owner assumes the risk of gain or loss according to the performance of the Variable Funding Options. The Contract Value is the amount of Purchase Payments and any associated Purchase Payment Credits, plus or minus any investment experience on the amounts you allocate to the Separate Account ("Separate Account Contract Value") or interest on the amounts you allocate to the Fixed Account ("Fixed Account Contract Value"). The Contract Value also reflects all withdrawals made and charges deducted. There is generally no guarantee that at the Maturity Date the Contract Value will equal or exceed the total Purchase Payments made under the Contract. The date the Contract and its benefits become effective is referred to as the Contract Date. Each 12-month period following the Contract Date is called a Contract Year.

Certain changes and elections must be made in writing to the Company. Where the term "Written Request" is used, it means that you must send written information to our Home Office in a form and content satisfactory to us.

The Contract is no longer offered to new purchasers.

CONTRACT OWNER INQUIRIES

Any questions you have about your Contract should be directed to our Home Office at 1-800-842-9325.

PURCHASE PAYMENTS

The Contract is no longer offered to new purchasers. However you may make additional payments of at least $500 at any time. No additional Purchase Payments are allowed if this Contract is purchased with a beneficiary-directed transfer of death benefit proceeds. Under certain circumstances, we may waive the minimum Purchase Payment requirement. Purchase Payments over $1,000,000 may be made only with our prior consent.

We accept Purchase Payments made by check or cashier's check. We do not accept cash, money orders or traveler's checks. We reserve the right to refuse purchase payments made via a personal check in excess of $100,000. Purchase payments over $100,000 may be accepted in other forms, including but not limited to, EFT/wire transfers, certified checks, corporate checks, and checks written on financial institutions. The form in which we receive a purchase payment may determine how soon subsequent disbursement requests may be fulfilled. (See "Access To Your Money.")

We will apply the initial Purchase Payment less any applicable premium tax within two business days after we receive it at our Home Office with a properly completed application or order request. If your request or other information accompanying the initial Purchase Payment is incomplete when received, we will hold the Purchase Payment for up to five business days. If we cannot obtain the necessary information within five business days, we will return the Purchase Payment in full, unless you specifically, consent for us to keep it until you provide the necessary information.

We will credit any Purchase Payment to a Contract on the same business day we receive it, if it is received in good order by our Home Office by 4:00 p.m. Eastern time. A business day is any day that the New York Stock Exchange is open for regular trading (except when trading is restricted due to an emergency as defined by the Securities and Exchange Commission).

PURCHASE PAYMENT CREDITS

For Contracts issued before June 1, 2004, Contracts issued between September 1, 2004 and November 30, 2004, and Contracts issued on or after June 10, 2006, for the initial Purchase Payment and for any additional Purchase Payments made during the first Contract Year, we will determine the amount of the credit based on the greater age of the Contract Owner or the Annuitant at the time the Contract is issued. For additional Purchase Payments made subsequent to the first Contract Year, the amount of the credit will be determined by the greater attained age of the Contract Owner or the Annuitant at the time we receive the Purchase Payment. If the greater attained age is 69 or less, the credit is 5%. If the greater attained age is 70 through age 80, the credit is 4%.

For Contracts issued between June 1, 2004 and August 31, 2004, and Contracts between December 1, 2004 and June 9, 2006, for each Purchase Payment you make, we will add a credit to your Contract Value whenever the greater age of the Contract Owner or Annuitant is 80 or less at the time the Purchase Payment is received. This credit will equal 6.0% of the Purchase Payment.

We will apply the Purchase Payment Credit to the funding options in the same ratio as the applicable Purchase Payment.

We will deduct the Purchase Payment Credit associated with any Purchase Payment from any proceeds paid if:

     (a)  you return your Contract during the right to return period;

     (b) you (or the Annuitant, with no Contingent Annuitant surviving) die during the 12 months following the application of the Purchase Payment Credit; or

     (c) you surrender or terminate your Contract during the 12 months following the application of the Purchase Payment Credit.

When a Purchase Payment Credit is deducted from a refund amount as described above, the amount we return to you will include any investment gains on the credit. HOWEVER, IF YOU HAVE INVESTMENT LOSSES ON THE CREDIT, WE WILL RECOVER THE ORIGINAL AMOUNT OF THE CREDIT. Additionally, if a Purchase Payment Credit is deducted from a refund amount, no withdrawal charge will be assessed on that Purchase Payment Credit. We will not recapture Purchase Payment Credits from any partial withdrawal. The Code generally requires that interests in a Qualified Contract be nonforfeitable, and it is unclear whether a deduction of Purchase Payment Credits is consistent with those requirements. Please consult a tax advisor.

You should know that over time, particularly in a positive market, the costs associated with the Purchase Payment Credits may exceed the sum of the Purchase Payment Credits and related earnings. You should consider this possibility before purchasing the Contract.

Purchase Payment Credits may not be included in your Remaining Benefit Base under GMWB. Please refer to the description of GMWB for more information.

ACCUMULATION UNITS

The period between the Contract Date and the Maturity Date is the accumulation period. During the accumulation period, an Accumulation Unit is used to calculate the value of a Contract. Each Variable Funding Option has a corresponding Accumulation Unit value. The Accumulation Units are valued each business day and their values may increase or decrease from day to day. The daily change in value of an Accumulation Unit each day is based on the investment performance of the corresponding Underlying Fund, and the deduction of separate account charges shown in the Fee Table in this prospectus. The number of Accumulation Units we will credit to your Contract once we receive a Purchase Payment or transfer request (or, liquidate for a withdrawal request) is determined by dividing the amount directed to each Variable Funding Option (or, taken from each Variable Funding Option) by the value of its Accumulation Unit. Normally, we calculate the value of an Accumulation Unit for each Variable Funding Option as of the close of regular trading (generally 4:00 p.m. Eastern time) each day the New York Stock Exchange is open. After the value is calculated, we credit your Contract. During the annuity period (i.e., after the Maturity Date), you are credited with Annuity Units.

THE VARIABLE FUNDING OPTIONS

You choose the Variable Funding Options to which you allocate your Purchase Payments. From time to time we may make new Variable Funding Options available. These Variable Funding Options are Subaccounts of the Separate Account. The Subaccounts invest in the Underlying Funds. You are not investing directly in the Underlying Fund. Each Underlying Fund is a portfolio of an open-end management investment company that is registered with the SEC under the Investment Company Act of 1940. These Underlying Funds are not publicly traded and are only offered through variable annuity contracts, variable life insurance products, and maybe in some instances, certain retirement plans. They are not the same retail mutual funds as those offered outside of a variable annuity or variable life insurance product, although the investment practices and fund names may be similar and the portfolio managers may be identical. Accordingly, the performance of the retail mutual fund is likely to be different from that of the Underlying Fund.

We select the Underlying Funds offered through this Contract based on several criteria, including asset class coverage, the strength of the adviser's or subadviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor we consider during the selection process is whether the Underlying Fund's adviser or subadviser is one of our affiliates or whether the Underlying Fund, its adviser, its subadviser(s), or an affiliate will make payments to us or our affiliates. In this regard, the profit distributions we receive from our affiliated investment advisers are a component of the total revenue that we consider in configuring the features and investment choices available in the variable insurance products that we and our affiliated insurance companies issue. Since we and our affiliated insurance companies may benefit more from the allocation of assets to portfolios advised by our affiliates than those that are not, we may be more inclined to offer portfolios advised by our affiliates in the variable insurance products we issue. For additional information on these arrangements, see "Payments We Receive." We review the Underlying Funds periodically and may remove an Underlying Fund or limit its availability to new Purchase Payments and/or transfers of Contract Value if we determine that the Underlying Fund no longer meets one or more of the selection criteria, and/or if the Underlying Fund has not attracted significant allocations from Contract Owners. In some cases, we have included Underlying Funds based on recommendations made by broker-dealer firms. When the Company develops a variable annuity product in cooperation with a fund family or distributor (e.g. a "private label" product) the Company will generally include Underlying Funds based on recommendations made by the fund family or distributor, whose selection criteria may differ from the Company's selection criteria.

WE DO NOT PROVIDE ANY INVESTMENT ADVICE AND DO NOT RECOMMEND OR ENDORSE ANY PARTICULAR UNDERLYING FUND. YOU BEAR THE RISK OF ANY DECLINE IN THE CONTRACT VALUE OF YOUR CONTRACT RESULTING FROM THE PERFORMANCE OF THE UNDERLYING FUNDS YOU HAVE CHOSEN.

If investment in the Underlying Funds or a particular Underlying Fund is no longer possible, in our judgment becomes inappropriate for purposes of the Contract, or for any other reason in our sole discretion, we may substitute another Underlying Fund or Underlying Funds without your consent. The substituted Underlying Fund may have different fees and expenses. Substitution may be made with respect to existing investments or the investment of future Purchase Payments, or both. However, we will not make such substitution without any necessary approval of the Securities and Exchange Commission and applicable state insurance departments. Furthermore, we may close Underlying Funds to allocations of Purchase Payments or Contract Value, or both, at any time in our sole discretion.

In certain circumstances, the Company's ability to remove or replace an Underlying Fund may be limited by the terms of a five-year agreement between MetLife, Inc. (MetLife) and Legg Mason, Inc. (Legg Mason) relating to the use of certain Underlying Funds advised by Legg Mason affiliates. The agreement sets forth the conditions under which the Company can remove an Underlying Fund, which, in some cases, may differ from the Company's own selection criteria. In addition, during the term of the agreement, subject to the Company's fiduciary and other legal duties, the Company is generally obligated in the first instance to consider Underlying Funds advised by Legg Mason affiliates in seeking to make a substitution for an Underlying Fund advised by a Legg Mason affiliate. The agreement was originally entered into on July 1, 2005 by MetLife and certain affiliates of Citigroup Inc. (Citigroup) as part of MetLife's acquisition of The Travelers Insurance Company and The Travelers Life and Annuity Company from Citigroup. Legg Mason replaced the Citigroup affiliates as a party to the agreement when Citigroup sold its asset management business to Legg Mason.

PAYMENTS WE RECEIVE. As described above, an investment adviser (other than our affiliates MetLife Advisers, LLC, and Met Investors Advisory LLC) or subadviser of an Underlying Fund, or its affiliates, may make payments to the Company and/or certain of our affiliates. These payments may be used for any corporate purpose, including payment of expenses that the Company and/or its affiliates incur in promoting, marketing, and administering the Contracts and, in its role as an intermediary, the Underlying Funds. The Company and its affiliates may profit from these payments. These payments may be derived, in whole or in part, from the advisory fee deducted from Underlying Fund assets. Contract Owners, through their indirect investment in the Underlying Funds, bear the costs of these advisory fees (see the Underlying Funds' prospectuses for more information). The amount of the payments we receive is based on a percentage of assets of the Underlying Funds attributable to the Contracts and certain other variable insurance products that the Company and its affiliates issue. These percentages differ and some advisers or subadvisers (or other affiliates) may pay the Company more than others. These percentages currently range up to 0.50%.

Additionally, an investment adviser or subadviser of an Underlying Fund or its affiliates may provide the Company with wholesaling services that assist in the distribution of the Contracts and may pay the Company and/or certain of our affiliates amounts to participate in sales meetings. These amounts may be significant and may provide the adviser or subadviser (or their affiliate) with increased access to persons involved in the distribution of the Contracts.

The Company and/or certain of its affiliated insurance companies have joint ownership interests in its affiliated investment advisers MetLife Advisers, LLC and Met Investors Advisory LLC, which are formed as "limited liability companies." The Company's ownership interests in MetLife Advisers, LLC and Met Investors Advisory LLC entitle us to profit distributions if the adviser makes a profit with respect to the advisory fees it receives from the Underlying Fund. The Company will benefit accordingly from assets allocated to the Underlying Funds to the extent they result in profits to the advisers. (See "Fee
Table -- Underlying Fund Fees and Expenses" for information on the management fees paid by the Underlying Funds and the Statement of Additional Information for the Underlying Funds for information on the management fees paid by the advisers to the subadvisers.)

Certain Underlying Funds have adopted a Distribution Plan under Rule 12b-1 of the Investment Company Act of 1940. An Underlying Fund's 12b-1 Plan, if any, is described in more detail in the Underlying Fund's prospectus. (See "Fee Table Underlying Fund Fees and Expenses" and "Other Information Distribution of Variable Annuity Contracts.") Any payments we receive pursuant to those 12b-1 Plans are paid to us or our distributor. Payments under a Underlying Fund's 12b-1 Plan decrease the Underlying Fund's investment return.

The agreement described above between MetLife and Legg Mason also obligates Legg Mason affiliates to continue on their current terms certain arrangements under which we receive payments in connection with our provision of administrative, marketing or other support services to the Underlying Funds advised or subadvised by Legg Mason affiliates.

We make certain payments to American Funds Distributors, Inc., principal underwriter for the American Funds Insurance Series. (See "Distribution of the Contracts")

Each Underlying Fund has different investment objectives and risks. The Underlying Fund prospectuses contain more detailed information on each Underlying Fund's investment strategy, investment advisers and its fees. You may obtain an Underlying Fund prospectus by calling 1-800-842-9325 or through your registered representative. We do not guarantee the investment results of the Underlying Funds.

The current Underlying Funds are listed below, along with their investment advisers and any subadviser:


             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------


AMERICAN FUNDS INSURANCE SERIES
  American Funds Global Growth     Seeks capital appreciation         Capital Research and Management
     Fund -- Class 2               through stocks.                      Company
  American Funds Growth            Seeks capital appreciation         Capital Research and Management
     Fund -- Class 2               through stocks.                      Company
  American Funds Growth-Income     Seeks both capital appreciation    Capital Research and Management
     Fund -- Class 2               and income.                          Company
FIDELITY VARIABLE INSURANCE
  PRODUCTS
  VIP Contrafund(R)                Seeks long-term capital            Fidelity Management & Research
     Portfolio -- Service Class    appreciation.                        Company
  VIP Mid Cap                      Seeks long-term growth of          Fidelity Management & Research
     Portfolio -- Service Class 2  capital.                             Company
FRANKLIN TEMPLETON VARIABLE
  INSURANCE PRODUCTS TRUST
  Franklin Income Securities       Seeks to maximize income while     Franklin Advisers, Inc.
     Fund -- Class 2               maintaining prospects for capital
                                   appreciation.
  Franklin Small-Mid Cap Growth    Seeks long-term capital growth.    Franklin Advisers, Inc.
     Securities Fund -- Class 2+
  Templeton Developing Markets     Seeks long-term capital            Templeton Asset Management Ltd.
     Securities Fund -- Class 2    appreciation.
  Templeton Foreign Securities     Seeks long-term capital growth.    Templeton Investment Counsel, LLC
     Fund -- Class 2                                                  Subadviser: Franklin Templeton
                                                                        Investment
                                                                        Management Limited

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------

JANUS ASPEN SERIES
  Mid Cap Growth                   Seeks long-term growth of          Janus Capital Management LLC
     Portfolio -- Service Shares   capital.
LEGG MASON PARTNERS VARIABLE
  EQUITY TRUST
  Legg Mason Partners Variable     Seeks capital appreciation.        Legg Mason Partners Fund Advisor,
     Aggressive Growth                                                LLC
     Portfolio -- Class I                                             Subadviser: ClearBridge Advisors,
                                                                        LLC
  Legg Mason Partners Variable     Seeks long-term appreciation of    Legg Mason Partners Fund Advisor,
     Appreciation                  capital.                           LLC
     Portfolio -- Class I                                             Subadviser: ClearBridge Advisors,
                                                                        LLC
  Legg Mason Partners Variable     Seeks a balance between long-term  Legg Mason Partners Fund Advisor,
     Capital and Income            growth of capital and principal    LLC
     Portfolio -- Class II         preservation.                      Subadviser: ClearBridge Advisors,
                                                                        LLC and Western Asset
                                                                        Management Company
  Legg Mason Partners Variable     Seeks capital appreciation,        Legg Mason Partners Fund Advisor,
     Dividend Strategy Portfolio+  principally through investments    LLC
                                   in dividend-paying stocks.         Subadviser: ClearBridge Advisors,
                                                                        LLC
  Legg Mason Partners Variable     Seeks investment results that,     Legg Mason Partners Fund Advisor,
     Equity Index                  before expenses, correspond to     LLC
     Portfolio -- Class II         the price and yield performance    Subadviser: Batterymarch
                                   of the S&P 500 Index.                Financial Management, Inc.
  Legg Mason Partners Variable     Seeks long-term capital growth.    Legg Mason Partners Fund Advisor,
     Fundamental Value             Current income is a secondary      LLC
     Portfolio -- Class I          consideration.                     Subadviser: ClearBridge Advisors,
                                                                        LLC
  Legg Mason Partners Variable     Seeks long-term growth of          Legg Mason Partners Fund Advisor,
     Investors Portfolio -- Class  capital, with growth of current    LLC
     I                             income as a secondary objective.   Subadviser: ClearBridge Advisors,
                                                                        LLC
  Legg Mason Partners Variable     Seeks long term growth of          Legg Mason Partners Fund Advisor,
     Large Cap Growth              capital.                           LLC
     Portfolio -- Class I                                             Subadviser: ClearBridge Advisors,
                                                                        LLC
  Legg Mason Partners Variable     Seeks long-term growth of          Legg Mason Partners Fund Advisor,
     Mid Cap Core                  capital.                           LLC
     Portfolio -- Class I                                             Subadviser: ClearBridge Advisors,
                                                                        LLC
  Legg Mason Partners Variable     Seeks long-term growth of          Legg Mason Partners Fund Advisor,
     Multiple Discipline           capital.                           LLC
     Portfolio -- All Cap Growth                                      Subadviser: ClearBridge Advisors,
     and Value                                                          LLC
  Legg Mason Partners Variable     Seeks long-term growth of          Legg Mason Partners Fund Advisor,
     Multiple Discipline           capital.                           LLC
     Portfolio -- Global All Cap                                      Subadviser: ClearBridge Advisors,
     Growth and Value                                                   LLC
  Legg Mason Partners Variable     Seeks long-term growth of          Legg Mason Partners Fund Advisor,
     Multiple Discipline           capital.                           LLC
     Portfolio -- Large Cap                                           Subadviser: ClearBridge Advisors,
     Growth and Value                                                   LLC
  Legg Mason Partners Variable     Seeks long term growth of          Legg Mason Partners Fund Advisor,
     Small Cap Growth Portfolio    capital.                           LLC
                                                                      Subadviser: ClearBridge Advisors,
                                                                        LLC
LEGG MASON PARTNERS VARIABLE
  INCOME TRUST
  Legg Mason Partners Variable     Seeks to provide high current      Legg Mason Partners Fund Advisor,
     Adjustable Rate Income        income and to limit the degree of  LLC
     Portfolio                     fluctuation of its net asset       Subadviser: Western Asset
                                   value resulting from movements in    Management Company
                                   interest rates.
  Legg Mason Partners Variable     Seeks high current income.         Legg Mason Partners Fund Advisor,
     Diversified Strategic Income                                     LLC
     Portfolio -- Class I+                                            Subadviser: Western Asset
                                                                        Management Company
  Legg Mason Partners Variable     Seeks high current income.         Legg Mason Partners Fund Advisor,
     High Income Portfolio         Secondarily, seeks capital         LLC
                                   appreciation.                      Subadviser: Western Asset
                                                                        Management Company and Western
                                                                        Asset Management Company
                                                                        Limited
  Legg Mason Partners Variable     Seeks to maximize current income   Legg Mason Partners Fund Advisor,
     Money Market Portfolio        consistent with preservation of    LLC
                                   capital.                           Subadviser: Western Asset
                                                                        Management Company
MET INVESTORS SERIES TRUST
  BlackRock Large-Cap Core         Seeks long-term capital growth.    Met Investors Advisory, LLC
     Portfolio -- Class E                                             Subadviser: BlackRock Advisors
                                                                        LLC
  Dreman Small-Cap Value           Seeks capital appreciation.        Met Investors Advisory, LLC
     Portfolio -- Class A                                             Subadviser: Dreman Value
                                                                        Management L.L.C.
  Harris Oakmark International     Seeks long-term capital            Met Investors Advisory, LLC
     Portfolio -- Class A          appreciation.                      Subadviser: Harris Associates
                                                                        L.P.
  Janus Forty Portfolio -- Class   Seeks capital appreciation.        Met Investors Advisory, LLC
     A                                                                Subadviser: Janus Capital
                                                                        Management LLC
  Lazard Mid-Cap                   Seeks long-term growth of          Met Investors Advisory, LLC
     Portfolio -- Class B          capital.                           Subadviser: Lazard Asset
                                                                        Management LLC

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------

  Lord Abbett Growth and Income    Seeks long-term growth of capital  Met Investors Advisory, LLC
     Portfolio -- Class B          and current income without         Subadviser: Lord, Abbett & Co.
                                   excessive fluctuations in the        LLC
                                   market value.
  Lord Abbett Mid-Cap Value        Seeks capital appreciation         Met Investors Advisory, LLC
     Portfolio -- Class B          through investments, primarily in  Subadviser: Lord, Abbett & Co.
                                   equity securities which are          LLC
                                   believed to be undervalued in the
                                   marketplace.
  Met/AIM Capital Appreciation     Seeks capital appreciation.        Met Investors Advisory, LLC
     Portfolio -- Class A                                             Subadviser:  A I M Capital
                                                                        Management, Inc.
  Met/AIM Small Cap Growth         Seeks long-term growth of          Met Investors Advisory, LLC
     Portfolio -- Class A          capital.                           Subadviser:  A I M Capital
                                                                        Management, Inc.
  MFS(R) Research International    Seeks capital appreciation.        Met Investors Advisory, LLC
     Portfolio -- Class A(+)                                          Subadviser: Massachusetts
                                                                        Financial Services Company
  MFS(R) Value Portfolio -- Class  Seeks capital appreciation and     Met Investors Advisory, LLC
     A                             reasonable income.                 Subadviser: Massachusetts
                                                                        Financial Services Company
  Neuberger Berman Real Estate     Seeks to provide total return      Met Investors Advisory, LLC
     Portfolio -- Class A          through investment in real estate  Subadviser: Neuberger Berman
                                   securities, emphasizing both         Management, Inc.
                                   capital appreciation and current
                                   income.
  PIMCO Inflation Protected Bond   Seeks to provide maximum real      Met Investors Advisory LLC
     Portfolio -- Class A          return, consistent with            Subadviser: Pacific Investment
                                   preservation of capital and          Management Company LLC
                                   prudent investment management.
  Pioneer Fund Portfolio -- Class  Seeks reasonable income and        Met Investors Advisory, LLC
     A                             capital growth.                    Subadviser: Pioneer Investment
                                                                        Management, Inc.
  Pioneer Strategic Income         Seeks a high level of current      Met Investors Advisory, LLC
     Portfolio -- Class A          income.                            Subadviser: Pioneer Investment
                                                                        Management, Inc.
  Third Avenue Small Cap Value     Seeks long-term capital            Met Investors Advisory, LLC
     Portfolio -- Class B          appreciation.                      Subadviser: Third Avenue
                                                                        Management LLC
METROPOLITAN SERIES FUND, INC.
  BlackRock Aggressive Growth      Seeks maximum capital              MetLife Advisers, LLC
     Portfolio -- Class D          appreciation.                      Subadviser: BlackRock Advisors,
                                                                        LLC
  BlackRock Bond Income            Seeks competitive total return     MetLife Advisers, LLC
     Portfolio -- Class E          primarily from investing in        Subadviser: BlackRock Advisors,
                                   fixed-income securities.             LLC
  Capital Guardian U.S. Equity     Seeks long-term growth of          MetLife Advisers, LLC
     Portfolio -- Class A          capital.                           Subadviser: Capital Guardian
                                                                        Trust Company
  FI Large Cap Portfolio -- Class  Seeks long-term growth of          MetLife Advisers, LLC
     A                             capital.                           Subadviser: Fidelity Management &
                                                                        Research Company
  FI Value Leaders                 Seeks long-term growth of          MetLife Advisers, LLC
     Portfolio -- Class D          capital.                           Subadviser: Fidelity Management &
                                                                        Research Company
  MetLife Aggressive Allocation    Seeks growth of capital.           MetLife Advisers, LLC
     Portfolio -- Class B
  MetLife Conservative Allocation  Seeks a high level of current      MetLife Advisers, LLC
     Portfolio -- Class B          income, with growth of capital as
                                   a secondary objective.
  MetLife Conservative to          Seeks high total return in the     MetLife Advisers, LLC
     Moderate Allocation           form of income and growth of
     Portfolio -- Class B          capital, with a greater emphasis
                                   on income.
  MetLife Moderate Allocation      Seeks a balance between a high     MetLife Advisers, LLC
     Portfolio -- Class B          level of current income and
                                   growth of capital, with a greater
                                   emphasis on growth of capital.
  MetLife Moderate to Aggressive   Seeks growth of capital.           MetLife Advisers, LLC
     Allocation
     Portfolio -- Class B
  MFS(R) Total Return              Seeks a favorable total return     MetLife Advisers, LLC
     Portfolio -- Class F          through investment in a            Subadviser: Massachusetts
                                   diversified portfolio.               Financial Services Company

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------

  Oppenheimer Global Equity        Seeks capital appreciation.        MetLife Advisers, LLC
     Portfolio -- Class B                                             Subadviser: OppenheimerFunds,
                                                                        Inc.
  T. Rowe Price Large Cap Growth   Seeks long-term growth of capital  MetLife Advisers, LLC
     Portfolio -- Class B+         and, secondarily, dividend         Subadviser: T. Rowe Price
                                   income.                              Associates Inc.
PIMCO VARIABLE INSURANCE TRUST
  Total Return                     Seeks maximum total return,        Pacific Investment Management
     Portfolio -- Administrative   consistent with preservation of      Company LLC
     Class                         capital and prudent investment
                                   management.
VAN KAMPEN LIFE INVESTMENT TRUST
  Strategic Growth                 Seeks capital appreciation.        Van Kampen Asset Management
     Portfolio -- Class I+


---------
+ Not available under all Contracts. Availability depends on Contract issue date.

Certain Variable Funding Options have been subject to a merger, substitution or name change. Please see "Appendix C -- Additional Information Regarding the Underlying Funds" for more information.

                                  FIXED ACCOUNT

--------------------------------------------------------------------------------

We may offer our Fixed Account as a funding option. Please refer to your Contract and Appendix D for more information.

                             CHARGES AND DEDUCTIONS
--------------------------------------------------------------------------------

GENERAL

We deduct the charges described below. The charges are for the services and benefits we provide, costs and expenses we incur, and risks we assume under the Contracts. Services and benefits we provide include:

     - the ability for you to make withdrawals and surrenders under the Contracts

     - the death benefit paid on the death of the Contract Owner, Annuitant, or first of the joint owners

     - the available funding options and related programs (including dollar cost averaging, portfolio rebalancing, and systematic withdrawal programs)

     - administration of the annuity options available under the Contracts and

     -    the distribution of various reports to Contract Owners

Costs and expenses we incur include:

     - losses associated with various overhead and other expenses associated with providing the services and benefits provided by the Contracts

     - sales and marketing expenses including commission payments to your registered representative and

     -    other costs of doing business

Risks we assume include:

     - that Annuitants may live longer than estimated when the annuity factors under the Contracts were established

     - that the amount of the death benefit will be greater than the Contract Value and

     - that the costs of providing the services and benefits under the Contracts will exceed the charges deducted

We may also deduct a charge for taxes.

Unless otherwise specified, charges are deducted proportionately from all funding options in which you are invested.

The amount of a charge may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designated charge. For example, the withdrawal charge we collect may not fully cover all of the sales and distribution expenses we actually incur. We may also profit on one or more of the charges. We may use any such profits for any corporate purpose, including the payment of sales expenses.

WITHDRAWAL CHARGE

We do not deduct a sales charge from Purchase Payments when they are made to the Contract. However, a withdrawal charge will apply if Purchase Payments are withdrawn before they have been in the Contract for seven years. We will assess the charge as a percentage of the Purchase Payment withdrawn as follows:


   YEARS SINCE INITIAL PURCHASE PAYMENT
------------------------------------------
GREATER THAN OR EQUAL TO     BUT LESS THAN    WITHDRAWAL CHARGE
------------------------     -------------    -----------------


         0 years                3 years               8%
         3 years                4 years               7%
         4 years                5 years               6%
         5 years                6 years               5%
         6 years                7 years               4%
         7 years                8 years               3%
         8 years                9 years               2%
        9 + years                                     0%


For purposes of the withdrawal charge calculation, withdrawals are deemed to be taken first from:

     (a) any Purchase Payment to which no withdrawal charge applies then

     (b) any remaining free withdrawal allowance (as described below) (after being reduced by (a)), then

     (c) any remaining Purchase Payment to which a withdrawal charge applies (on a first-in, first-out basis), then

     (d) any Contract earnings.

Unless you instruct us otherwise, we will deduct the withdrawal charge from the amount requested.

We will not deduct a withdrawal charge if Purchase Payments are distributed:

     - due to the death of the Contract Owner or the Annuitant (with no Contingent Annuitant surviving)

     - if a lifetime annuity payout has begun, after the first Contract Year

     - under the Managed Distribution Program

     - you elect Annuity Payments for a fixed period of at least five years after the first Contract Year

FREE WITHDRAWAL ALLOWANCE

Beginning in the second Contract Year, you may withdraw up to 10% of the Contract Value annually, without a withdrawal charge. We calculate the available withdrawal amount as of the end of the previous Contract Year. If you have Purchase Payments, and any associated Purchase Payment Credits, that are no longer subject to a withdrawal charge, the maximum you may withdraw without a withdrawal charge is the greater of (a) the free withdrawal allowance or (b) the total amount of Purchase Payments, and any associated Purchase Payment Credits, no longer subject to a withdrawal charge. Any free withdrawal taken will reduce Purchase Payments , and any associated Purchase Payment Credits no longer subject to a withdrawal charge. The free withdrawal allowance applies to any partial or full withdrawal. The free withdrawal allowance is not cumulative from year to year.

Any withdrawal is subject to federal income taxes on the taxable portion. In addition, a 10% federal penalty may be assessed on any withdrawal if the Contract Owner is under age 59 1/2. You should consult with your tax adviser regarding the tax consequences of a withdrawal.

TRANSFER CHARGE

We reserve the right to assess a transfer charge of up to $10.00 on transfers exceeding 12 per year. We will notify you in writing at your last known address at least 31 days before we impose any such transfer charge.

ADMINISTRATIVE CHARGES

There are two administrative charges: the $40 annual Contract administrative charge and the administrative expense charge. We will deduct the annual Contract administrative charge on the fourth Friday of each August. This charge compensates us for expenses incurred in establishing and maintaining the Contract and we will prorate this charge (i.e. calculate) from the date of purchase. We will prorate this charge if you surrender your Contract, or if we terminate your Contract. We will not deduct a Contract administrative charge from the Fixed Account or:

     (1)  from the distribution of death proceeds;

     (2)  after an annuity payout has begun; or

     (3) if the Contract Value on the date of assessment equals or is greater than $100,000.

We deduct the administrative expense charge (sometimes called "Subaccount administrative charge") on each business day from amounts allocated to the Variable Funding Options to compensate the Company for certain related administrative and operating expenses. The charge equals, on an annual basis, 0.15% of the daily net asset value allocated to each of the Variable Funding Options, and is reflected in our Accumulation and Annuity Unit value calculations.

MORTALITY AND EXPENSE RISK CHARGE

Each business day, we deduct a mortality and expense risk ("M&E") charge from amounts held in the Variable Funding Options. We reflect the deduction in our calculation of Accumulation and Annuity Unit values. The charges stated are the maximum for this product. We reserve the right to lower this charge at any time. If you choose the Standard Death Benefit, the M&E charge is equal to 1.40% annually. If you choose the Annual Step-Up Death Benefit, the M&E charge is equal to 1.50% annually. If you choose the Roll-Up Death Benefit, the M&E charge is equal to 1.70% annually. This charge compensates the Company for risks assumed, benefits provided and expenses incurred, including the payment of commissions to your sales agent.

VARIABLE LIQUIDITY BENEFIT CHARGE

If the Variable Liquidity Benefit is selected, there is a maximum charge of 8% of the amounts withdrawn. This charge is not assessed during the accumulation phase.

We will assess the charge as a percentage of the total benefit received as follows:


   YEARS SINCE INITIAL PURCHASE PAYMENT
------------------------------------------
GREATER THAN OR EQUAL TO     BUT LESS THAN    WITHDRAWAL CHARGE
------------------------     -------------    -----------------


         0 years                3 years               8%
         3 years                4 years               7%
         4 years                5 years               6%
         5 years                6 years               5%
         6 years                7 years               4%
         7 years                8 years               3%
         8 years                9 years               2%
        9 + years                                     0%


Please refer to Payment Options for a description of this benefit.

ENHANCED STEPPED-UP PROVISION CHARGE

If the E.S.P. option is selected, a charge is deducted each business day from amounts held in the Variable Funding Options. The charge equals, on an annual basis, 0.15% of the amounts held in each funding option. The E.S.P. option is available if the owner and Annuitant are both age 75 or younger on the Contract Date.

GUARANTEED MINIMUM WITHDRAWAL BENEFIT CHARGE

If you elect to add a GMWB rider to your Contract, a charge is deducted each business day from amounts held in the Variable Funding Options. The charge depends on which GWMB rider you select. The current charge for each rider is as follows: GMWB I: 0.40%; GMWB II: 0.50%; and GMWB III: 0.25%. Your current charge will not change unless you are able to reset your benefits, at which time we may modify the charge, which will never exceed 1.00%.

GUARANTEED MINIMUM ACCUMULATION BENEFIT CHARGE

If the GMAB option is selected, a charge is deducted each business day from amounts held in the Variable Funding Options. The charge equals, on an annual basis, a maximum of 0.50% of the amounts held in each funding option.

VARIABLE FUNDING OPTION EXPENSES

We summarized the charges and expenses of the Underlying Funds in the fee table. Please review the prospectus for each Underlying Fund for a more complete description of that fund and its expenses. Underlying Fund expenses are not fixed or guaranteed and are subject to change by the Fund.

PREMIUM TAX

Certain state and local governments charge premium taxes ranging from 0% to 3.5%, depending upon jurisdiction. We are responsible for paying these taxes and will determine the method used to recover premium tax expenses incurred. We will deduct any applicable premium taxes from your Contract Value either upon death, surrender, annuitization, or at the time you make Purchase Payments to the Contract, but no earlier than when we have a tax liability under state law.

CHANGES IN TAXES BASED UPON PREMIUM OR VALUE

If there is any change in a law assessing taxes against the Company based upon premiums, contract gains or value of the Contract, we reserve the right to charge you proportionately for this tax.

                                    TRANSFERS

--------------------------------------------------------------------------------

Subject to the limitations described below, you may transfer all or part of your Contract Value between Variable Funding Options at any time up to 30 days before the Maturity Date. After the Maturity Date, you may make transfers only if allowed by your Contract or with our consent. Transfer requests received at our Home Office that are in good order before the close of the New York Stock Exchange (NYSE) will be processed according to the value(s) next computed following the close of business. Transfer requests received on a non-business day or after the close of the NYSE will be processed based on the value(s) next computed on the next business day.

Where permitted by state law, we reserve the right to restrict transfers from the Variable Funding Options to the Fixed Account whenever the credited interest rate on the Fixed Account is equal to the minimum guaranteed interest rate specified under the Contract.

Currently, there are no charges for transfers; however, we reserve the right to charge a fee for any transfer request, which exceeds twelve per year. Since each Underlying Fund may have different overall expenses, a transfer of Contract Values from one Variable Funding Option to another could result in your investment becoming subject to higher or lower expenses. Also, when making transfers, you should consider the inherent risks associated with the Variable Funding Options to which your Contract Value is allocated.

MARKET TIMING/EXCESSIVE TRADING

Frequent requests from Contract Owners to transfer Contract Value may dilute the value of an Underlying Fund's shares if the frequent trading involves an attempt to take advantage of pricing inefficiencies created by a lag between a change in the value of the securities held by the Underlying Fund and the reflection of that change in the Underlying Fund's share price ("arbitrage trading"). Regardless of the existence of pricing inefficiencies, frequent transfers may also increase brokerage and administrative costs of the Underlying Funds and may disrupt Underlying Fund management strategy, requiring an Underlying Fund to maintain a high cash position and possibly resulting in lost investment opportunities and forced liquidations ("disruptive trading"). Accordingly, arbitrage trading and disruptive trading activities (referred to collectively as "market timing") may adversely affect the long-term performance of the Underlying Funds, which may in turn adversely affect Contract Owners and other persons who may have an interest in the Contracts (e.g., annuitants and beneficiaries).

We have policies and procedures that attempt to detect and deter frequent transfers in situations where we determine there is a potential for arbitrage trading. Currently, we believe that such situations may be presented in the international, small-cap, and high-yield Underlying Funds, i.e., American Funds Global Growth Fund, Dreman Small-Cap Value Portfolio, Franklin Small-Mid Cap Growth Securities Fund, Harris Oakmark International Portfolio, Legg Mason Partners Variable Diversified Strategic Income Portfolio, Legg Mason Partners Variable High Income Portfolio, Legg Mason Partners Variable International All Cap Opportunity Portfolio, Legg Mason Partners Variable Small Cap Growth Portfolio, Met/AIM Small Cap Growth Portfolio, MFS(R) Research International Portfolio, Oppenheimer Global Equity Portfolio, Pioneer Strategic Income Portfolio, Templeton Developing Markets Securities Fund, Templeton Foreign Securities Fund and Third Avenue Small Cap Value Portfolio (the "Monitored Portfolios"), and we monitor transfer activity in those Monitored Portfolios. In addition, as described below, we treat all American Funds Insurance Series portfolios ("American Funds Portfolios") as Monitored Portfolios. We employ various means to monitor transfer activity, such as examining the frequency and size of transfers into and out of the Monitored Portfolios within given periods of time. For example, we currently monitor transfer activity to determine if, for each of the Monitored Portfolios, in a three-month period there were two or more "round-trips" of a certain dollar amount or greater. A round-trip is defined as a transfer in followed by a transfer out within the next 10 calendar days, or a transfer out followed by a transfer in within the next 10 calendar days. In the case of a Contract that has been restricted previously, a single round-trip of a certain dollar amount or greater will trigger the transfer restrictions described below.

We do not believe that other Underlying Funds present a significant opportunity to engage in arbitrage trading and therefore do not monitor transfer activity in those Underlying Funds. We may change the Monitored Portfolios at any time without notice in our sole discretion. In addition to monitoring transfer activity in certain Underlying Funds, we rely on the Underlying Funds to bring any potential disruptive trading activity they identify to our attention for investigation on a case-by-case basis. We will also investigate other harmful transfer activity that we identify from time to time. We may revise these policies and procedures in our sole discretion at any time without prior notice.

AMERICAN FUNDS MONITORING POLICY. As a condition to making their portfolios available in our products, American Funds requires us to treat all American Funds portfolios as Monitored Portfolios under our current market timing and excessive trading policies and procedures. Further, American Funds requires us to impose additional specified monitoring criteria for all American Funds portfolios available under the Contract, regardless of the potential for arbitrage trading. We are required to monitor transfer activity in American Funds portfolios to determine if there were two or more transfers in followed by transfers out, in each case of a certain dollar amount or greater, in any 30-day period. A first violation of the American Funds monitoring policy will result in a written notice of violation; any additional violation will result in the imposition of the transfer restrictions described below. Further, as Monitored Portfolios, American Funds portfolios also will be subject to our current market timing and excessive trading policies, procedures and restrictions, and transfer restrictions may be imposed upon a violation of either monitoring policy.

Our policies and procedures may result in transfer restrictions being applied to deter market timing. Currently, when we detect transfer activity in the Monitored Portfolios that exceeds our current transfer limits, or other transfer activity that we believe may be harmful to other Owners or other persons who have an interest in the Contracts, we will exercise our contractual right to restrict your number of transfers to one every six months. In addition, we also reserve the right, but do not have the obligation, to further restrict the right to request transfers by any market timing firm or any other third party who has been authorized to initiate transfers on behalf of multiple Contract Owners. We may, among other things:

     - reject the transfer instructions of any agent acting under a power of attorney on behalf of more than one Owner, or

     - reject the transfer or exchange instructions of individual Owners who have executed pre-authorized transfer forms which are submitted by market timing firms or other third parties on behalf of more than one Owner.

Transfers made under a Dollar Cost Averaging Program, a rebalancing program or, if applicable, any asset allocation program described in this prospectus are not treated as transfers when we evaluate trading patterns for market timing.

The detection and deterrence of harmful transfer activity involves judgments that are inherently subjective, such as the decision to monitor only those Underlying Funds that we believe are susceptible to arbitrage trading or the determination of the transfer limits. Our ability to detect and/or restrict such transfer activity may be limited by operational and technological systems, as well as our ability to predict strategies employed by Owners to avoid such detection. Our ability to restrict such transfer activity also may be limited by provisions of the Contract. Accordingly, there is no assurance that we will prevent all transfer activity that may adversely affect Owners and other persons with interests in the Contracts. We do not accommodate market timing in any Underlying Fund and there are no arrangements in place to permit any Contract Owner to engage in market timing; we apply our policies and procedures without exception, waiver, or special arrangement.

The Underlying Funds may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares and we reserve the right to enforce these policies and procedures. For example, Underlying Funds may assess a redemption fee (which we reserve the right to collect) on shares held for a relatively short period. The prospectuses for the Underlying Funds describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. Although we may not have the contractual authority or the operational capacity to apply the frequent trading policies and procedures of the Underlying Funds, we have entered into a written agreement, as required by SEC regulation, with each Underlying Fund or its principal underwriter that obligates us to provide to the Underlying Fund promptly upon request certain information about the trading activity of individual Contract Owners, and to execute instructions from the Underlying Fund to restrict or prohibit further purchases or transfers by specific Contract Owners who violate the frequent trading policies established by the Underlying Fund.

In addition, Contract Owners and other persons with interests in the contracts should be aware that the purchase and redemption orders received by the Underlying Funds generally are "omnibus" orders from intermediaries, such as retirement plans or separate accounts funding variable insurance contracts. The omnibus orders reflect the aggregation and netting of multiple orders from individual owners of variable insurance contracts and/or individual retirement plan participants. The omnibus nature of these orders may limit the Underlying Funds in their ability to apply their frequent trading policies and procedures. In addition, the other insurance companies and/or retirement plans may have different policies and procedures or may not have any such policies and procedures because of contractual limitations. For these reasons, we cannot guarantee that the Underlying Funds (and thus Contract

Owners) will not be harmed by transfer activity relating to other insurance companies and/or retirement plans that may invest in the Underlying Funds. If an Underlying Fund believes that an omnibus order reflects one or more transfer requests from Contract Owners engaged in disruptive trading activity, the Underlying Fund may reject the entire omnibus order.

In accordance with applicable law, we reserve the right to modify or terminate the transfer privilege at any time. We also reserve the right to defer or restrict the transfer privilege at any time that we are unable to purchase or redeem shares of any of the Underlying Funds, including any refusal or restriction on purchases or redemptions of their shares as a result of their own policies and procedures on market timing activities (even if an entire omnibus order is rejected due to the market timing activity of a single Contract Owner). You should read the Underlying Fund prospectuses for more details.

DOLLAR COST AVERAGING

Dollar cost averaging or the pre-authorized transfer program (the "DCA Program") allows you to transfer a set dollar amount to other funding options on a monthly or quarterly basis during the accumulation phase of the Contract. Using this method, you will purchase more Accumulation Units in a funding option if the value per unit is low and will purchase fewer Accumulation Units if the value per unit is high. Therefore, you may achieve a lower-than-average cost per unit in the long run if you have the financial ability to continue the program over a long enough period of time. Dollar cost averaging does not assure a profit or protect against a loss.

You may elect the DCA Program through Written Request or other method acceptable to us. You must have a minimum total Contract Value of $5,000 to enroll in the DCA Program. The minimum amount that may be transferred through this program is $400. There is no additional fee to participate in the DCA Program.

You may establish pre-authorized transfers of Contract Values from the Fixed Account, subject to certain restrictions. Under the DCA Program, automated transfers from the Fixed Account may not deplete your Fixed Account Value in less than twelve months from your enrollment in the DCA Program.

In addition to the DCA Program, within the Fixed Account, we may credit increased interest rates to Contract Owners under an administrative Special DCA Program established at our discretion, depending on availability and state law. Under this program, the Contract Owner may pre-authorize level transfers to any of the funding options under a 6 Month, 12 Month or 24 Month Special DCA Program. The programs may have different credited interest rates. We must transfer all Purchase Payments and accrued interest on a level basis to the selected funding options in the applicable time period. Under each program, the interest will accrue only on the remaining amounts in the Special DCA Program. For example, under the 12 Month program, the interest rate can accrue up to 12 months on the remaining amounts in the Special DCA Program and we must transfer all Purchase Payments and accrued interest in this program on a level basis to the selected funding options in 12 months.

The pre-authorized transfers will begin after the initial program Purchase Payment and complete enrollment instructions are received by the Company. If we do not receive complete program enrollment instructions within 15 days of receipt of the initial program Purchase Payment, the entire balance in the program will be transferred into the Money Market Variable Funding Option.

You may start or stop participation in the DCA Program at any time, but you must give the Company at least 30 days' notice to change any automated transfer instructions that are currently in place. If you stop the Special DCA Program and elect to remain in the Fixed Account, we will credit your Contract Value for the remainder of 6 or 12 months with the interest rate for funds.

You may only have one DCA Program or Special DCA Program in place at one time. We will allocate any subsequent Purchase Payments we receive within the DCA Program period selected to the current funding options over the remainder of that DCA Program transfer period, unless you direct otherwise.

All provisions and terms of the Contract apply to the DCA and Special DCA Programs, including provisions relating to the transfer of money between funding options. We reserve the right to suspend or modify transfer privileges at any time and to assess a processing fee for this service. If the Fixed Account is not available as a funding option, you may still participate in the DCA Program.

                              ACCESS TO YOUR MONEY

--------------------------------------------------------------------------------

Any time before the Maturity Date, you may redeem all or any portion of the Cash Surrender Value, that is, the Contract Value less any withdrawal charge, and any premium tax not previously deducted. Unless you submit a Written Request specifying the Variable Funding Option(s) from which we are to withdraw amounts, we will make the withdrawal on a pro rata basis. We will determine the Cash Surrender Value as of the close of business after we receive your surrender request at our Home Office. The Cash Surrender Value may be more or less than the Purchase Payments you made. You may not make withdrawals during the annuity period.

For amounts allocated to the Variable Funding Options, we may defer payment of any Cash Surrender Value for a period of up to five business days after the Written Request is received. For amounts allocated to the Fixed Account, we may defer payment of any Cash Surrender Value for a period up to six months. In either case, it is our intent to pay as soon as possible. We cannot process requests for withdrawals that are not in good order. We will contact you if there is a deficiency causing a delay and will advise what is needed to act upon the withdrawal request. We may withhold payment of surrender, withdrawal or, if applicable, loan proceeds if any portion of those proceeds would be derived from a personal check that has not yet cleared (i.e., that could still be dishonored by your banking institution). We may use telephone, fax, Internet or other means of communications to verify that payment from the check has been or will be collected. We will not delay payment longer than necessary for us to verify that payment has been or will be collected. You may avoid the possibility of delay in the disbursement of proceeds coming from a check that has not yet cleared by providing us with a certified check.

If your Contract is issued as part of a 403(b) plan, there are restrictions on your ability to make withdrawals from your Contract. You may not withdraw contributions or earnings made to your Contract after December 31, 1988 unless you are (a) age 59 1/2, (b) no longer employed, (c) deceased, (d) disabled, or
(e) experiencing a financial hardship. Even if you are experiencing a financial hardship, you may only withdraw contributions, not earnings. You should consult with your tax adviser before making a withdrawal from your Contract.

SYSTEMATIC WITHDRAWALS

Before the Maturity Date, you may choose to withdraw a specified dollar amount (at least $100) on a monthly, quarterly, semiannual or annual basis. We will deduct any applicable premium taxes and withdrawal charge. To elect systematic withdrawals, you must have a Contract Value of at least $15,000 and you must make the election on the form we provide. We will surrender Accumulation Units pro rata from all funding options in which you have an interest, unless you instruct us otherwise. You may begin or discontinue systematic withdrawals at any time by notifying us in writing, but you must give at least 30 days' notice to change any systematic withdrawal instructions that are currently in place.

We reserve the right to discontinue offering systematic withdrawals or to assess a processing fee for this service upon 30 days' written notice to Contract Owners (where allowed by state law). There is currently no additional fee for electing systematic withdrawals.

Each systematic withdrawal is subject to federal income taxes on the taxable portion and may be subject to Contract charges. In addition, a 10% federal penalty tax may be assessed on systematic withdrawals if the Contract Owner is under age 59 1/2. You should consult with your tax adviser regarding the tax consequences of systematic withdrawals.

MANAGED DISTRIBUTION PROGRAM. Under the systematic withdrawal option, you may choose to participate in the Managed Distribution Program. At no cost to you, you may instruct us to calculate and make minimum distributions that may be required by the IRS upon reaching age 70 1/2. (See "Federal Tax Considerations".) These payments will not be subject to the withdrawal charge and will be in lieu of the free withdrawal allowance. No Dollar Cost Averaging will be permitted if you are participating in the Managed Distribution Program.

                              OWNERSHIP PROVISIONS

--------------------------------------------------------------------------------

TYPES OF OWNERSHIP

CONTRACT OWNER

The Contract belongs to the Contract Owner named in the Contract (on the Contract Specifications page), or to any other person to whom you subsequently assign the Contract. You may only make an assignment of ownership or a collateral assignment for Non-qualified Contracts. You have sole power during the Annuitant's lifetime to exercise any rights and to receive all benefits given in the Contract provided you have not named an irrevocable beneficiary and provided you have not assigned the Contract.

You receive all payments while the Annuitant is alive unless you direct them to an alternate recipient. An alternate recipient does not become the Contract Owner.

If this Contract is purchased by a beneficiary of another contract who directly transferred the death proceeds due under that contract, he/she will be granted the same rights the owner has under the Contract except that he/she cannot transfer ownership, take a loan or make additional Purchase Payments.

Joint Owner. For Non-qualified Contracts only, you may name joint owners (e.g., spouses) in a Written Request before the Contract is in effect. Joint owners may independently exercise transfers allowed under the Contract. All other rights of ownership must be exercised by both owners. Joint owners own equal shares of any benefits accruing or payments made to them.

BENEFICIARY

You name the beneficiary in a Written Request. The beneficiary has the right to receive any death benefit proceeds remaining under the Contract upon the death of the Annuitant or the Contract Owner. If more than one beneficiary survives the Annuitant or Contract Owner, they will share equally in benefits unless you recorded different shares with the Company by Written Request before the death of the Annuitant or Contract Owner. In the case of a non-spousal beneficiary or a spousal beneficiary who has not chosen to assume the Contract, we will not transfer or otherwise remove the death benefit proceeds from either the Variable Funding Options or the Fixed Account, as most recently elected by the Contract Owner, until the Death Report Date.

Unless you have named an irrevocable beneficiary you have the right to change any beneficiary by Written Request during the lifetime of the Annuitant and while the Contract continues.

ANNUITANT

The Annuitant is designated in the Contract (on the Contract Specifications page), and is the individual on whose life the Maturity Date and the amount of the monthly Annuity Payments depend. You may not change the Annuitant after your Contract is in effect.

Contingent Annuitant. You may name one individual as a Contingent Annuitant. A Contingent Annuitant may not be changed, deleted or added to the Contract after the Contract Date. If the Annuitant who is not the owner dies prior to the Maturity Date, and the Contingent Annuitant is still living:

     -    the death benefit will not be payable upon the Annuitant's death

     -    the Contingent Annuitant becomes the Annuitant

     -    all other rights and benefits will continue in effect

When a Contingent Annuitant becomes the Annuitant, the Maturity Date remains the same as previously in effect.

If the Annuitant is also the owner, a death benefit is paid to the beneficiary regardless of whether or not there is a Contingent Annuitant.

                                  DEATH BENEFIT

--------------------------------------------------------------------------------

Before the Maturity Date, generally, a death benefit is payable when either the Annuitant or a Contract Owner dies. We calculate the death benefit at the close of the business day on which our Home Office receives (1) Due Proof of Death and
(2) written payment instructions or election of spousal contract continuance or beneficiary contract continuance ("Death Report Date").

There are age restrictions on certain death benefits (see The Annuity Contract section).

Note: If the owner dies before the Annuitant, the death benefit is recalculated, replacing all references to "Annuitant" with "owner."

DEATH PROCEEDS BEFORE THE MATURITY DATE

DEFERRED ANNUAL STEP-UP (STANDARD DEATH BENEFIT)

We will pay to the beneficiary a death benefit in an amount equal to the greatest of (1), (2) or (3) below, each reduced by any applicable premium tax or outstanding loans:

     (1)  the Contract Value on the Death Report Date

          your adjusted Purchase Payment (see below) or*

          the Step-Up Value (if any, as described below).

STEP-UP DEATH BENEFIT

We will pay to the beneficiary a death benefit in an amount equal to the greatest of (1), (2) or (3) below, each reduced by any applicable premium tax or outstanding loans:

     (1)  the Contract Value on the Death Report Date

     (2)  your adjusted Purchase Payment (see below) or*

     (3)  the Step-Up Value (if any, as described below).

ROLL-UP DEATH BENEFIT



--------------------------------------------------------------------------------------
If the Annuitant dies before
age 80, the death benefit will
be the greatest of:                 -  the Contract Value on the Death Report Date;
                                    -  your adjusted Purchase Payment (see below)*;
                                    -  the Step-Up Value, if any, as described below
                                    -  the Roll-Up Death Benefit Value (as described
                                       below)
--------------------------------------------------------------------------------------
If the Annuitant dies on or
after age 80, the death benefit
will be the greatest of:            -  the Contract Value on the Death Report Date;
                                    -  your adjusted Purchase Payment (see below)* or
                                    -  the Step-Up Value, if any, as described below,
                                       or
                                    -  the Roll-Up Death Benefit Value (as described
                                       below) on the Annuitant's 80(th) birthday,
                                       plus any additional Purchase Payments and
                                       minus any partial surrender reductions (as
                                       described below) that occur after the
                                       Annuitant's 80(th) birthday.
--------------------------------------------------------------------------------------


---------
* If you have elected a GMWB Rider (Principal Guarantee) your adjusted Purchase Payment will NOT be calculated as described below but will be equal to your aggregate Purchase Payments minus your aggregate withdrawals from the date you purchase the rider.

ADJUSTED PURCHASE PAYMENT. The initial Adjusted Purchase Payment is equal to the initial Purchase Payment. Whenever an additional Purchase Payment is made, the adjusted Purchase Payment is increased by the amount of the Purchase Payment. Whenever a partial surrender is taken, the Adjusted Purchase Payment is reduced by a Partial

Surrender Reduction, described below. Purchase Payment Credits are not considered Purchase Payments for the purposes of this calculation.

STEP-UP VALUE (FOR STANDARD DEATH BENEFIT). The Step-Up Value will initially equal the Contract Value on the ninth Contract Date Anniversary that occurs before the Annuitant's 80(th) birthday and before the Death Report Date, less any Purchase Payment Credits applied within the last 12 months. On each subsequent Contract Date anniversary that occurs before the Annuitant's 80th birthday and before the Annuitant's death, if the Contract Value less any Purchase Payment Credits applied within the last 12 months is greater than the Step-Up Value, the Step-Up Value will be increased to equal the Contract Value less any Purchase Payment Credits applied within the last 12 months. If the Step-Up Value is greater than the Contract Value less any Purchase Payment Credits applied within the last 12 months, the Step-Up Value will remain unchanged. Whenever a Purchase Payment is made, the Step-Up Value will be increased by the amount of that Purchase Payment. Whenever a withdrawal is taken, the Step-Up Value will be reduced by a Partial Surrender Reduction as described below. The only changes made to the Step-Up Value on or after the Annuitant's 80th birthday will be those related to additional Purchase Payments or partial surrenders as described below. If the Death Report Date or the Annuitant's 80(th) birthday is before the ninth Contract Date Anniversary, there is no Step-Up Value

STEP-UP VALUE (FOR STEP-UP AND ROLL-UP DEATH BENEFITS). The Step-Up Value will initially equal the Contract Value on the first Contract Date anniversary less any Purchase Payment Credits applied within the last 12 months. On each subsequent Contract Date anniversary that occurs before the Annuitant's 80th birthday and before the Annuitant's death, if the Contract Value less any Purchase Payment Credits applied within the last 12 months is greater than the Step-Up Value, the Step-Up Value will be increased to equal the Contract Value less any Purchase Payment Credits applied within the last 12 months. If the Step-Up Value is greater than the Contract Value less any Purchase Payment Credits applied within the last 12 months, the Step-Up Value will remain unchanged. Whenever a Purchase Payment is made, the Step-Up Value will be increased by the amount of that Purchase Payment. Whenever a withdrawal is taken, the Step-Up Value will be reduced by a Partial Surrender Reduction as described below. The only changes made to the Step-Up Value on or after the Annuitant's 80th birthday will be those related to additional Purchase Payments or partial surrenders as described below.

ROLL-UP DEATH BENEFIT VALUE. On the Contract Date, the Roll-Up Death Benefit Value is equal to the Purchase Payment. On each Contract Date anniversary, the Roll-Up Death Benefit Value will be recalculated to equal a) plus b) minus c), increased by 5%, where:

     (a) is the Roll-Up Death Benefit Value as of the previous Contract Date anniversary

     (b)  is any Purchase Payment made during the previous Contract Year

     (c) is any Partial Surrender Reduction (as described below) during the previous Contract Year.

On dates other than the Contract Date anniversary, the Roll-Up Death Benefit Value will equal a) plus b) minus c) where:

     (a) is the Roll-Up Death Benefit Value as of the previous Contract Date anniversary

     (b) is any Purchase Payment made since the previous Contract Date anniversary

     (c) is any Partial Surrender Reduction (as described below) since the previous Contract Date anniversary

The maximum Roll-Up Death Benefit equals 200% of the difference between all Purchase Payments and all partial surrender reductions** (as described below).

---------
** Your Roll-Up Death Benefit will be subjected to the partial surrender reduction below even if you have elected the GMWB Rider (Principal Guarantee).

PARTIAL SURRENDER REDUCTION.

ADJUSTED PURCHASE PAYMENT: The Partial Surrender Reduction equals (1) the Adjusted Purchase Payment in effect immediately before the reduction for withdrawal, multiplied by (2) the amount of the withdrawal, divided by (3) the Contract Value before the surrender less any Purchase Payment Credits applied within 12 months of the surrender.

STEP-UP AND ROLL-UP VALUE: The Partial Surrender Reduction equals (1) the death benefit (Step-Up or Roll-Up Value) in effect immediately before the reduction for withdrawal, multiplied by (2) the amount of the withdrawal, divided by (3) the Contract Value before the surrender less any Purchase Payment Credits applied within 12 months of the surrender.

EXAMPLE OF PARTIAL SURRENDER REDUCTION. For example, assume your current Contract Value is $55,000. If your current Adjusted Purchase Payment, Step-Up Value or Roll-Up Value is $50,000, and you decide to make a withdrawal of $10,000, we would reduce the Adjusted Purchase Payment, Step-Up Value or Roll-Up Value as follows:

           50,000 x (10,000/55,000) = $9,090

Your new adjusted Purchase Payment, Step-Up Value or Roll-Up Value would be 50,000-9,090, or $40,910.

The following example shows what would happen in a declining market. Assume your current Contract Value is $30,000. If your current adjusted Purchase Payment, Step-Up Value or Roll-Up Value is $50,000, and you decide to make a withdrawal of $10,000, we would reduce the adjusted Purchase Payment, Step-Up Value or Roll-Up Value as follows:

           50,000 x (10,000/30,000) = $16,666

Your new Adjusted Purchase Payment, Step-Up Value or Roll-Up Value would be 50,000-16,666, or $33,334.

ENHANCED STEPPED-UP PROVISION ("E.S.P.")

THIS PROVISION IS NOT AVAILABLE TO A CUSTOMER WHEN EITHER THE ANNUITANT OR OWNER IS AGE 76 OR OLDER ON THE RIDER EFFECTIVE DATE.

The rider effective date is the date the rider is attached to and made a part of the Contract. If you have selected the E.S.P., the total death benefit as of the Death Report Date will equal the death benefit described above plus the greater of zero or the following amount:

IF THE ANNUITANT IS YOUNGER THAN AGE 70 ON THE RIDER EFFECTIVE DATE, 40% OF THE LESSER OF: (1) 200% of the modified Purchase Payments excluding Purchase Payments that are both received after the first rider effective date anniversary and within 12 months of the Death Report Date, or (2) your Contract Value minus the modified Purchase Payments, calculated as of the Death Report Date; or

IF THE ANNUITANT IS BETWEEN THE AGES OF 70 AND 75 ON THE RIDER EFFECTIVE DATE, 25% OF THE LESSER OF: (1) 200% of the modified Purchase Payments excluding Purchase Payments that are both received after the first rider effective date anniversary and within 12 months of the Death Report Date, or (2) your Contract Value minus the modified Purchase Payments, calculated as of the Death Report Date.

THE INITIAL MODIFIED PURCHASE PAYMENT is equal to the Contract Value as of the rider effective date. Whenever a Purchase Payment is made after the rider effective date, the modified Purchase Payment(s) are increased by the amount of the Purchase Payment. Whenever a partial surrender is taken after the rider effective date, the modified Purchase Payment(s) are reduced by a partial surrender reduction as described below.

THE PARTIAL SURRENDER REDUCTION IS EQUAL TO: (1) the modified Purchase Payment(s) in effect immediately prior to the reduction for the partial surrender, multiplied by (2) the amount of the partial surrender divided by (3) the Contract Value immediately prior to the partial surrender.

For example, assume your current modified Purchase Payment is $50,000 and that your current Contract Value is $55,000. You decide to make a withdrawal of $10,000. We would reduce the modified Purchase Payment as follows:

           50,000 x (10,000/55,000) = $9,090

You new modified Purchase Payment would be 50,000 -- 9,090 = $40,910.

The following example shows what would happen in a declining market. Assume your current Contract Value is $30,000. If your current modified Purchase Payment is $50,000 and you decide to make a withdrawal of $10,000, we would reduce the modified Purchase Payment as follows:

           50,000 x (10,000/30,000) = $16,666

Your new modified Purchase Payment would be 50,000-16,666 = $33,334.

If you elect GMWB at the time you purchase your Contract, and your death benefit is equal to a return of your Purchase Payments reduced by any applicable partial surrender reduction, the partial surrender reduction will not be applied to your death benefit. Instead, if you have made withdrawals under your contract, your death benefit will be reduced by the amount of those withdrawals and any premium tax not previously deducted.

Likewise, if you elect GMWB after your Contract Date, and your death benefit is equal to a return of your Purchase Payments reduced by any applicable partial surrender reduction, the partial surrender reduction will not be applied to your death benefit as of the date you elect the GMWB. Instead, if you have made withdrawals under your contract after you have elected GMWB, your death benefit will be reduced by the amount of those withdrawals and any premium tax not previously deducted.

PAYMENT OF PROCEEDS

We describe the process of paying death benefit proceeds before the Maturity Date in the charts below. The charts do not encompass every situation and are merely intended as a general guide. More detailed information is provided in your Contract. Generally, the person(s) receiving the benefit may request that the proceeds be paid in a lump sum, or be applied to one of the settlement options available under the Contract.

                             NON-QUALIFIED CONTRACTS


---------------------------------------------------------------------------------------------------------------
                                                                                                 MANDATORY
  BEFORE THE MATURITY DATE,         THE COMPANY WILL                                           PAYOUT RULES
    UPON THE DEATH OF THE         PAY THE PROCEEDS TO:       UNLESS...                            APPLY*
---------------------------------------------------------------------------------------------------------------

OWNER (WHO IS NOT THE         The beneficiary (ies), or if   The beneficiary elects to      Yes
ANNUITANT) (WITH NO JOINT     none, to the Contract          continue the Contract rather
OWNER)                        Owner's estate.                than receive the
                                                             distribution.
---------------------------------------------------------------------------------------------------------------
OWNER (WHO IS THE ANNUITANT)  The beneficiary (ies), or if   The beneficiary elects to      Yes
(WITH NO JOINT OWNER)         none, to the Contract          continue the Contract rather
                              Owner's estate.                than receive the
                                                             distribution.
---------------------------------------------------------------------------------------------------------------
NON-SPOUSAL JOINT OWNER (WHO  The surviving joint owner.                                    Yes
IS NOT THE ANNUITANT)
---------------------------------------------------------------------------------------------------------------
NON-SPOUSAL JOINT OWNER (WHO  The beneficiary(ies), or if    The beneficiary elects to      Yes
IS THE ANNUITANT )            none, to the surviving joint   continue the Contract rather
                              owner.                         than receive the
                                                             distribution.
---------------------------------------------------------------------------------------------------------------
SPOUSAL JOINT OWNER (WHO IS   The surviving joint owner.     The spouse elects to           Yes
NOT THE ANNUITANT)                                           continue the Contract.
---------------------------------------------------------------------------------------------------------------
SPOUSAL JOINT OWNER (WHO IS   The beneficiary (ies) or, if   The spouse elects to           Yes
THE ANNUITANT)                none, to the surviving joint   continue the Contract.
                              owner.
                                                             A spouse who is not the
                                                             beneficiary may decline to
                                                             receive the proceeds and
                                                             instruct the Company to pay
                                                             the beneficiary who may
                                                             elect to continue the
                                                             Contract.
---------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------
                                                                                                 MANDATORY
  BEFORE THE MATURITY DATE,         THE COMPANY WILL                                           PAYOUT RULES
    UPON THE DEATH OF THE         PAY THE PROCEEDS TO:       UNLESS...                            APPLY*
---------------------------------------------------------------------------------------------------------------

ANNUITANT (WHO IS NOT THE     The beneficiary (ies), or if   The beneficiary elects to      Yes
CONTRACT OWNER)               none, to the Contract Owner.   continue the Contract rather
                                                             than receive the
                                                             distribution.

                                                             But, if there is a
                                                             Contingent Annuitant, then
                                                             the Contingent Annuitant
                                                             becomes the Annuitant and
                                                             the Contract continues in
                                                             effect (generally using the
                                                             original Maturity Date). The
                                                             proceeds will then be paid
                                                             upon the death of the
                                                             Contingent Annuitant or
                                                             owner.
---------------------------------------------------------------------------------------------------------------
ANNUITANT (WHO IS THE         See death of "owner who is                                    Yes
CONTRACT OWNER)               the Annuitant" above.
---------------------------------------------------------------------------------------------------------------
ANNUITANT (WHERE OWNER IS A   The beneficiary (ies) or if                                   Yes (Death of
NON-NATURAL ENTITY/TRUST)     none, to the owner.                                           Annuitant is
                                                                                            treated as death
                                                                                            of the owner in
                                                                                            these
                                                                                            circumstances.)
---------------------------------------------------------------------------------------------------------------
CONTINGENT ANNUITANT          No death proceeds are                                         Yes
(ASSUMING ANNUITANT IS STILL  payable; Contract continues.
ALIVE)
---------------------------------------------------------------------------------------------------------------
BENEFICIARY                   No death proceeds are                                         N/A
                              payable; Contract continues.
---------------------------------------------------------------------------------------------------------------
CONTINGENT BENEFICIARY        No death proceeds are                                         N/A
                              payable; Contract continues.
---------------------------------------------------------------------------------------------------------------


                               QUALIFIED CONTRACTS


---------------------------------------------------------------------------------------------------------------
                                                                                                 MANDATORY
  BEFORE THE MATURITY DATE,         THE COMPANY WILL                                           PAYOUT RULES
    UPON THE DEATH OF THE         PAY THE PROCEEDS TO:       UNLESS...                            APPLY*
---------------------------------------------------------------------------------------------------------------

OWNER/ANNUITANT               The beneficiary (ies), or if   The beneficiary elects to      Yes
                              none, to the Contract          continue the Contract rather
                              Owner's estate.                than receive a distribution.
---------------------------------------------------------------------------------------------------------------
BENEFICIARY                   No death proceeds are                                         N/A
                              payable; Contract continues.
---------------------------------------------------------------------------------------------------------------
CONTINGENT BENEFICIARY        No death proceeds are                                         N/A
                              payable; Contract continues.
---------------------------------------------------------------------------------------------------------------


---------
* Certain payout rules of the Code are triggered upon the death of any owner. Non-spousal beneficiaries (as well as spousal beneficiaries who choose not to assume the Contract) must begin taking distributions based on the beneficiary's life expectancy within one year of death or take a complete distribution of Contract proceeds within 5 years of death. For Qualified Contracts, if mandatory distributions have begun at the Annuitant's death, the 5-year payout option is not available.

SPOUSAL CONTRACT CONTINUANCE (SUBJECT TO AVAILABILITY -- DOES NOT APPLY IF A NON-SPOUSE IS A JOINT OWNER)

Within one year of your death, if your spouse is named as an owner and/or beneficiary, and you die before the Maturity Date, your spouse may elect to continue the Contract as owner rather than have the death benefit paid to the beneficiary. If you were the Annuitant and your spouse elects to continue the Contract, your spouse will be named the Annuitant as of the Death Report Date.

If your spouse elects to continue the Contract as Contract Owner, the death benefit will be calculated as of the Death Report Date. If the Contract Value is less than the calculated death benefit, the Contract Value will be increased to equal the death benefit. This amount is referred to as the adjusted Contract Value. Any difference between the Contract Value and the adjusted Contract Value will be allocated to the funding options in the same proportion as the allocations of the Contract prior to the Death Report Date.

Any premium paid before the Death Report Date is no longer subject to a withdrawal charge if your spouse elects to continue the Contract. Purchase payments and any associated credits made to the Contract after the Death Report Date will be subject to the withdrawal charge. All other Contract fees and charges applicable to the original Contract will also apply to the continued Contract. All other benefits and features of your Contract will be based on your spouse's age on the Death Report Date as if your spouse had purchased the Contract with the adjusted Contract Value on the Death Report Date. This spousal contract continuance is available only once for each Contract.

Please note that spousal continuation will not satisfy minimum required distribution rules for Qualified Contracts. Please consult a tax advisor before electing this option.

BENEFICIARY CONTRACT CONTINUANCE (NOT PERMITTED FOR NON-NATURAL BENEFICIARIES)

If you die before the Maturity Date, and if the value of any beneficiary's portion of the death benefit is between $20,000 and $1,000,000 as of the Death Report Date, (more than $1,000,000 is subject to Home Office approval), your beneficiary(ies) may elect to continue his/her portion of the Contract subject to applicable Internal Revenue Code distribution requirements, rather than receive the death benefit in a lump sum. If the beneficiary chooses to continue the Contract, the beneficiary can extend the payout phase of the Contract enabling the beneficiary to "stretch" the death benefit distributions out over his life expectancy as permitted by the Internal Revenue Code.

If your beneficiary elects to continue the Contract, the death benefit will be calculated as of the Death Report Date. The initial Contract Value of the continued Contract (the "adjusted Contract Value") will equal the greater of the Contract Value or the death benefit calculated on the Death Report Date and will be allocated to the funding options in the same proportion as prior to the Death Report Date. If the adjusted Contract Value is allocated to the Variable Funding Options, the beneficiary bears the investment risk.

The beneficiary who continues the Contract will be granted the same rights as the owner under the original Contract, except the beneficiary cannot:

     -    transfer ownership

     -    take a loan

     -    make additional Purchase Payments.

The beneficiary may also name his/her own beneficiary ("succeeding beneficiary") and has the right to take withdrawals at any time after the Death Report Date without a withdrawal charge. The E.S.P. option is not available to a beneficiary continuing the Contract under this provision. All other fees and charges applicable to the original Contract will also apply to the continued Contract; the E.S.P. charge no longer applies. All benefits and features of the continued Contract will be based on the beneficiary's age on the Death Report Date as if the beneficiary had purchased the Contract with the adjusted Contract Value on the Death Report Date.

PLANNED DEATH BENEFIT

You may request that rather than receive a lump-sum death benefit, the beneficiary(ies) receive all or a portion of the death benefit proceeds either:

     - as a variable or fixed annuity for life or a period that does not exceed the beneficiary's life expectancy, or

     - under the terms of the Beneficiary Continuance provision described above. If the Beneficiary Continuance provision is selected as a planned death benefit, no surrenders will be allowed other than payments meant to satisfy minimum distribution amounts or systematic withdrawal amounts, if greater.

You must make the planned death benefit request as well as any revocation of this request in writing. Upon your death, your beneficiary(ies) cannot revoke or modify this request. If the death benefit at the time we receive Due Proof of Death is less than $2,000, we will only pay a lump sum to the beneficiary. If periodic payments due under the planned death benefit election are less than $100, we reserve the right to make Annuity Payments at less frequent intervals, resulting in a payment of at least $100 per year. If no beneficiary is alive when death benefits become payable, we will pay the death benefit as provided in your Contract.

DEATH PROCEEDS AFTER THE MATURITY DATE

If any Contract Owner or the Annuitant dies on or after the Maturity Date, the Company will pay the beneficiary a death benefit consisting of any benefit remaining under the annuity or income option then in effect.

                                 LIVING BENEFITS

--------------------------------------------------------------------------------

GUARANTEED MINIMUM WITHDRAWAL BENEFIT ("GMWB" OR "PRINCIPAL GUARANTEE")

For an additional charge, you may elect an optional rider for your Contract that provides a Guaranteed Minimum Withdrawal Benefit, or "GMWB". A GMWB rider is designed to protect your investment from poor market performance, as long as you do not withdraw more than a certain amount from your Contract each year.

AVAILABILITY AND ELIGIBILITY We offer different GMWB riders so that you can choose the level of benefits and costs that makes the most sense for you. This prospectus offers three different GMWB riders, and the availability of each depends on when you purchase your Contract and your state of residence. The three GMWB riders described in this prospectus are called "GMWB I," "GMWB II," and "GMWB III;" we may refer to any one of these as GMWB. The availability of each rider is shown below.


--------------------------------------------------------------------------------------------------------------
         NAME OF RIDER:                    GMWB I                    GMWB II                  GMWB III
--------------------------------------------------------------------------------------------------------------
ALSO CALLED:                         Principal Guarantee       Principal Guarantee       Principal Guarantee
                                                                                                Value
--------------------------------------------------------------------------------------------------------------
AVAILABILITY:                         Not available for       Available on or after     Available on or after
                                    purchase on or after        March 28, 2005 if         March 28, 2005 if
                                   March 28, 2005, unless    approved in your state    approved in your state
                                   GMWB II is not approved
                                        in your state
--------------------------------------------------------------------------------------------------------------


You may elect a GMWB rider only at the time of your initial purchase of the Contract. You may not elect a GMWB rider if you have also elected the GMAB rider offered under this Contract.

REMAINING BENEFIT BASE ("RBB") For all GMWB riders, the amount of your investment that is guaranteed is called the "remaining benefit base" or "RBB." Your initial RBB is equal to your initial Purchase Payment if you elect GMWB when you purchase your Contract. Your initial RBB does not include Purchase Payment Credits. The RBB is not a lump sum guarantee, rather, it is the amount that we guarantee to return to you through a series of payments that annually do not exceed a percentage of your RBB.

ANNUAL WITHDRAWAL BENEFIT ("AWB") The annual percentage of your RBB that is available for withdrawal is called the "annual withdrawal benefit" or "AWB." Each year you may take withdrawals that do not exceed your AWB until your RBB is depleted. Each year you may take your AWB monthly, annually, or on any payment schedule you request. You may take withdrawals in any dollar amount up to your AWB without affecting your guarantee. If you choose to receive only a part of, or none of, your AWB in any given year, your AWB in any subsequent year will not be increased. In that case you are choosing to deplete your RBB over a longer period of time.

The AWB is a percentage of your RBB and depends on which GMWB rider you select. Your initial AWB is calculated as a percentage of the RBB immediately before your first withdrawal:


--------------------------------------------------------------------------------------------------------------
                                           GMWB I                    GMWB II                  GMWB III
--------------------------------------------------------------------------------------------------------------
If you make your first                    5% of RBB                 5% of RBB                 5% of RBB
withdrawal before the 3rd
anniversary
after you purchase GMWB:
--------------------------------------------------------------------------------------------------------------
If you make your first                   10% of RBB                10% of RBB                 5% of RBB
withdrawal after the 3(rd)
anniversary after you purchase
GMWB:
--------------------------------------------------------------------------------------------------------------


ADDITIONAL PREMIUM Currently, additional Purchase Payments serve to increase your RBB and AWB. After each Purchase Payment your new RBB equals your RBB immediately prior to the Purchase Payment plus the dollar amount of the Purchase Payment, not including any Purchase Payment Credits. Your new AWB is equal to the AWB immediately prior to the Purchase Payment, plus a percentage of the Purchase Payment. We use the same percentage as that used to calculate your original AWB as shown above.

We reserve the right not to include additional Purchase Payments into the calculation of the RBB or AWB.

WITHDRAWALS When you make a withdrawal, your AWB remains the same as long as the sum of all of your withdrawals since the most recent anniversary of your purchase or reset of GMWB (or "GMWB Anniversary"), including the current withdrawal, does not exceed your AWB immediately prior to the current withdrawal. In such case your RBB is decreased to equal the RBB immediately prior to the withdrawal, less the dollar amount of the current withdrawal.

However, if you make a withdrawal so that the total of all your withdrawals since your GMWB anniversary, including the current withdrawal, exceeds your AWB immediately prior to the current withdrawal, we will recalculate both your RBB and AWB. The recalculation depends on which GMWB rider you select:

IF YOU SELECT GMWB II OR GMWB III:

     - To recalculate your RBB, we reduce your RBB by the greater of the dollar amount of your withdrawal, or a "partial withdrawal reduction." The partial withdrawal reduction is equal to 1) the RBB in effect immediately prior to the current withdrawal, multiplied by 2) the amount of the current withdrawal divided by 3) the Contract Value immediately prior to the current withdrawal, minus any Purchase Payment Credits applied within 12 months of the withdrawal.

     - To recalculate your AWB, we reduce your AWB by a partial withdrawal reduction, which is equal to 1) the AWB in effect immediately prior to the current withdrawal, multiplied by 2) the RBB immediately after the withdrawal divided by 3) the RBB immediately prior to the current withdrawal.

IF YOU PURCHASED GMWB I:

     - To recalculate your RBB, we reduce your RBB by a "partial withdrawal reduction." The partial withdrawal reduction is equal to 1) the RBB in effect immediately prior to the current withdrawal, multiplied by 2) the amount of the current withdrawal divided by 3) the Contract Value immediately prior to the current withdrawal, minus any Purchase Payment Credits applied within 12 months of the withdrawal.

     - To recalculate your AWB, we reduce your AWB by a partial withdrawal reduction, which is equal to 1) the AWB in effect immediately prior to the current withdrawal, multiplied by 2) the RBB immediately after the withdrawal divided by 3) the RBB immediately prior to the current withdrawal.

We will waive any surrender charge on amounts that you withdraw up to your AWB, or on amounts up to the amount withdrawn under our Managed Distribution Program, even if such annual amount withdrawn is greater than your free withdrawal allowance.

WITHDRAWAL EXAMPLES. The following examples are intended to illustrate the effect of withdrawals on your RBB and AWB, depending on which GMWB rider you select. The investment results shown are hypothetical and are not representative of past or future performance. Actual investment results may be more or less than those shown and will depend upon a number of factors, including the Variable Funding Options selected by you. The example does not reflect the deduction of fees and charges, withdrawal charges and applicable income taxes and penalties, but does reflect a 5.00% Purchase Payment Credit (see "The Annuity Contract -- Purchase Payment Credits"). Assume your initial RBB is $100,000, your age is less than 70, and you take a withdrawal of $10,000 after your first GMWB Anniversary:

                   WITHDRAWAL EXAMPLE FOR GMWB II AND GMWB III


--------------------------------------------------------------------------------------------------------------------------
                          ASSUMES 10% GAIN ON INVESTMENT                        ASSUMES 10% LOSS ON INVESTMENT
--------------------------------------------------------------------------------------------------------------------------
               CONTRACT                                              CONTRACT
                 VALUE            RBB                AWB (5%)          VALUE            RBB                AWB (5%)
--------------------------------------------------------------------------------------------------------------------------

VALUES AS OF
--------------------------------------------------------------------------------------------------------------------------
INITIAL GMWB
PURCHASE       $105,000        $100,000               $5,000         $105,000        $100,000               $5,000
--------------------------------------------------------------------------------------------------------------------------
IMMEDIATELY
PRIOR TO
WITHDRAWAL     $115,500        $100,000               $5,000          $94,500        $100,000               $5,000
--------------------------------------------------------------------------------------------------------------------------
PARTIAL
WITHDRAWAL
REDUCTION
(PWR)             N/A         (100,000 x           [5,000 x (1-         N/A         (100,000 x           [5,000 x (1-
                           10,000/115,500) =    90,000/100,000)] =               10,000/94,500) =     89,418/100,000)] =
                                $8,658                 $500                           $10,582                $529
--------------------------------------------------------------------------------------------------------------------------
GREATER OF
PWR OR THE
DOLLAR AMOUNT
OF THE
WITHDRAWAL                      $10,000                                               $10,582

                            (10,000>8,658)                                        (10,582>10,000)
--------------------------------------------------------------------------------------------------------------------------
CHANGE IN
VALUE DUE TO
WITHDRAWAL
(PARTIAL
SURRENDER
REDUCTION)      $10,000         $10,000                $500           $10,000         $10,582                $529
--------------------------------------------------------------------------------------------------------------------------
VALUE
IMMEDIATELY
AFTER
WITHDRAWAL     $105,500         $90,000               $4,500          $84,500         $89,418               $4,471
--------------------------------------------------------------------------------------------------------------------------


                          WITHDRAWAL EXAMPLE FOR GMWB I


--------------------------------------------------------------------------------------------------------------------------
                          ASSUMES 10% GAIN ON INVESTMENT                        ASSUMES 10% LOSS ON INVESTMENT
--------------------------------------------------------------------------------------------------------------------------
               CONTRACT                                              CONTRACT
                 VALUE            RBB                AWB (5%)          VALUE            RBB                AWB (5%)
--------------------------------------------------------------------------------------------------------------------------

VALUES AS OF
--------------------------------------------------------------------------------------------------------------------------
INITIAL GMWB
PURCHASE       $105,000        $100,000               $5,000         $105,000        $100,000               $5,000
--------------------------------------------------------------------------------------------------------------------------
IMMEDIATELY
PRIOR TO
WITHDRAWAL     $115,500        $100,000               $5,000          $94,500        $100,000               $5,000
--------------------------------------------------------------------------------------------------------------------------
IMMEDIATELY
AFTER
WITHDRAWAL     $105,500         $91,342               $4,567          $84,500         $89,417               $4,471

                          [100,000 - (100,000         [(5,000                   [100,000 - (100,000        [5,000 x
                           x10,000/115,500)]     x91,342/100,000)]               x10,000/94,500)]      (89,417/100,000)]
--------------------------------------------------------------------------------------------------------------------------
CHANGE IN
VALUE DUE TO
WITHDRAWAL
(PARTIAL
SURRENDER
REDUCTION)      $10,000         $8,658                 $433           $10,000         $10,583                $529
--------------------------------------------------------------------------------------------------------------------------


TAX-QUALIFIED DISTRIBUTION PROGRAMS (GMWB II AND GMWB III ONLY). If you select GMWB II or GMWB III, subject to certain limitations and restrictions, your AWB will not incur a recalculation as a result of distributions taken under certain eligible Tax-Qualified Distribution Programs ("Tax-Qualified Distribution Programs"). Instead, such distributions will reduce the RBB by the amount of the withdrawal, and will not affect the AWB.

For purposes of GMWB II and GMWB III, the following Tax-Qualified Distribution Programs are eligible. Only certain types of distribution methods are eligible as described below. Please consult with your tax adviser to make sure you are eligible:

     - Distributions intended to satisfy the required minimum distribution rules under Internal Revenue Code ("Code") Section 401(a)(9) and the Treasury Regulations promulgated thereunder, as applicable, to:

          -    a qualified retirement plan (Code Section 401),

          -    a tax-sheltered annuity (Code Section 403(b)),

          -    an individual retirement account (Code Sections 408(a)),

          -    an individual retirement annuity (Code Section 408(b)), or

          -    a qualified deferred compensation plan (Code Section 457).

          Required minimum distribution must be calculated using the Uniform Life Table (described in Treasury Regulation Section 1.401(a)(9)-9, Q&A-2) and/or the Joint and Last Survivor Table (described in Treasury Regulation Section 1.401(a)(9)-9, Q&A-3), and for distributions where the employee (owner) dies before the entire interest is distributed as described in Code Section 401(a)(9)(B)(iii) calculated using the Single Life Table (described in Treasury Regulation Section 1.401(a)(9)-9, Q&A-1), as appropriate (each table as in effect as of January 1, 2004).

     - Distributions intended to satisfy the exception under Code Section 72(s)(2) to the required minimum distribution rules which apply after the death of the holder of a nonqualified annuity contract provided under Code Section 72(s)(1) for certain amounts payable over the life of a designated beneficiary;

     - Distributions intended to satisfy the exception under Code Section 72(t)(2)(A)(iv) from the 10% additional tax on early distributions from qualified retirement plans imposed by Code Section 72(t)(1) for certain amounts payable as part of a series of substantially equal periodic payments made for the life (or life expectancy) of the employee or the joint lives (or joint life expectancies) of such employee and his designated beneficiary, provided, however, the amount of the substantially equal periodic payments must be calculated under the required minimum distribution method set forth in the Internal Revenue Service Notice 89-25, 1989-1 C.B. 662 in Q&A-12 as amended by Revenue Ruling 2002-62, 2002-42 I.R.B. 710 (substantially equal periodic payments calculated under the fixed annuitization method or the fixed amortization method described in Q&A-12 of Notice 89-25 will not be considered a Tax-Qualified Distribution Program); or

     - Distributions intended to satisfy the exception under Code Section 72(q)(2)(D) from the 10% additional tax on early distributions from nonqualified annuity contracts imposed by Code Section 72(q)(1) for certain amounts payable as part of a series of substantially equal periodic payments made for the life (or life expectancy) of the Beneficiary or the joint lives (or joint life expectancies) of such Beneficiary and his designated beneficiary, provided, however, the amount of the substantially equal periodic payment must be calculated under the required minimum distribution method set forth in Internal Revenue Service Notice 89-25, 1989-1 C.B. 662 in Q&A-12 as amended by Internal Revenue Bulletin 2004-9 , Notice 2004-15, page 526. (substantially equal periodic payments calculated under the fixed annuitization method or the fixed amortization method described in Q&A-12 of Notice 89-25 will not be considered a Tax-Qualified Distribution Program).

You are subject to the following limitations if you are taking distributions under a Tax-Qualified Distribution Program:

     - YOU MUST ENROLL IN OUR MANAGED DISTRIBUTION PROGRAM. If you do not enroll or if you cancel your enrollment, you can continue to make withdrawals under your GMWB rider, however your RBB and AWB may be subject to a recalculation. Under our Managed Distribution Program, you select the frequency of payments. You may change the frequency of your payments only once every two years after your GMWB Anniversary, and you may only make the change during the 30-day period after your GMWB Anniversary. At the time you purchase GMWB, your initial frequency of payment must be annual if you did not take distributions pursuant to your Tax-Qualified Distribution Program at your previous financial institution, unless you turn age
          70 1/2 before the first GMWB anniversary.

          You are advised to take your required distributions prior to purchasing GMWB in order to have the choice of taking your distributions on a monthly, quarterly, semi-annual or annual basis. If you do not take your distribution before purchasing GMWB, you will be limited to taking annual distributions for the first two Contract Years after which time you can choose an alternate mode of distribution.

     - ANY WITHDRAWALS OUTSIDE OF THE PROGRAM MAY DECREASE YOUR BENEFIT. All withdrawals under your Contract must be made pursuant to the Tax-Qualified Distribution Program during any 12-month period after an anniversary of your purchase of GMWB (a "GMWB Year"). If during any GMWB Year you take any additional withdrawals that are not made pursuant to the Program, you can continue to make withdrawals under your GMWB rider, however for the remainder of the GMWB Year your RBB and AWB may be subject to a partial withdrawal reduction. To avoid any partial withdrawal reduction, all withdrawals under your Contract must be made pursuant to your Tax-Qualified Distribution Program.

RESET (GMWB I AND GMWB II ONLY). If you select GMWB I or GMWB II, you may choose to reset your RBB at any time on or after the 5th anniversary of your GMWB purchase. Your new RBB is reset to equal your current Contract Value, minus any Purchase Payment Credits received 12 months before the date you reset. You may reset your RBB again every 5 years after the most recent reset. Once you become eligible to reset your RBB, we reserve the right to allow resets only on the anniversary of your GMWB purchase.

Each time you reset your RBB, your new AWB will equal a percentage of your new RBB. The percentage used is the same percentage used to calculate your AWB before the reset.

If you are age 95 and are taking withdrawals under a Tax-Qualified Distribution Program, you may not reset if you purchased GMWB II.

Depending on your Contract Value and the current fee for GMWB, it may not be beneficial to reset your RBB. Generally, it may be beneficial to reset your RBB if your Contract Value exceeds your RBB. However, the charge may increase if you elect to reset the RBB (the charge will never exceed the guaranteed maximum charge). Further, if you reset your RBB, your new AWB may be higher or lower than your current AWB. In addition, the length of time over which you can expect to receive your RBB will be reset.

INVESTMENT RESTRICTIONS (GMWB II AND GMWB III ONLY)

We reserve the right to restrict allocations to a Variable Funding Option or limit the percentage of Contract value that may be allocated to a Variable Funding Option at any time. If we do so we would provide you with asset allocation requirements, and we reserve the right to require periodic rebalancing of Contract value allocated to Variable Funding Options according to specified percentages. We will provide no less than 30 days advanced written notice if we exercise our right to restrict or limit allocations to a Variable Funding Option and/or require periodic rebalancing between Variable Funding Options. Our ability to restrict allocations to a Variable Funding Option may be different depending on your state.

If we restrict allocations to a Variable Funding Option, as of the effective date of the restriction, we will no longer allow additional Purchase Payments to be applied, or transfers of Contract value to be allocated into the restricted Variable Funding Option. Any Contract value previously allocated to a restricted Variable Funding Option will not be subject to the restriction. If we impose a limit on the percentage of Contract value allocated to a Variable Funding Option, as of the effective date of the restriction, we will impose the limit on all subsequent allocations.

GMWB CHARGE. The charge for your GMWB rider is different depending on which version of GMWB you choose. For all GMWB riders, the charge is deducted each business day from amounts held in each Variable Funding Option. The current charge for each rider, on an annual basis, is shown below. Your current charge will not change unless you reset your benefits, at which time we may modify the charge. In such case the charge will never exceed 1.00%.


--------------------------------------------------------------------------------------------------------------
                                           GMWB I                    GMWB II                  GMWB III
--------------------------------------------------------------------------------------------------------------
Current Annual Charge                       0.40%                     0.50%                     0.25%
--------------------------------------------------------------------------------------------------------------
Maximum Annual Charge After a               1.00%                     1.00%                      N/A
Reset
--------------------------------------------------------------------------------------------------------------



MAXIMUM RBB. Although we have no current plans to do so, in the future we may impose a maximum RBB. If we do, we would stop including additional Purchase Payments and any Purchase Payment Credits into the calculation of your RBB. If we impose a maximum RBB for Purchase Payments or reset, the maximum RBB will never be less than the cumulative Purchase Payments to which we have previously consented.

Currently you must obtain our consent to purchase any RBB over $1 million. Purchase Payments under $1 million are not subject to a maximum RBB.

TERMINATION. Once you purchase GMWB I, you cannot cancel it. If you select GMWB II or GMWB III, you may terminate your rider at any time after the 5(th) anniversary of your purchase of GMWB. Once you terminate a GMWB III rider, you cannot re-elect it. You must request your termination in writing. All GMWB riders terminate automatically when you reach the maturity date of your Contract, if your Contract is assigned, or if the rider is exchanged for a similar rider offered by us.

OTHER INFORMATION ABOUT GMWB. If your Contract Value reaches zero, and you have purchased this benefit, the following will occur:

     - The AWB will continue to be paid to you until the RBB is depleted, not more frequently than monthly. Upon your death, your beneficiary will receive these payments. No other death benefit or optional benefit, if any, will be paid.

     - The total annual payment amount will equal the AWB and will never exceed your RBB, and

     - We will no longer accept subsequent Purchase Payments into the Contract.

If a spouse or beneficiary continues this Contract upon your death, and you had elected GMWB, all terms and conditions of this benefit would apply to the new owner.

Please refer to the Death Benefit section for information on how GMWB may impact your death benefit.

COMPARISON OF IMPORTANT DIFFERENCES BETWEEN GMWB I, II, AND III

The following chart may help you decide which version of GMWB is best for you.


--------------------------------------------------------------------------------------------------------------
                                           GMWB I                    GMWB II                  GMWB III
--------------------------------------------------------------------------------------------------------------
AWB                                  5% of RBB if first        5% of RBB if first             5% of RBB
                                   withdrawal before 3(rd)   withdrawal before 3(rd)
                                   anniversary 10% of RBB    anniversary 10% of RBB
                                     if first withdrawal       if first withdrawal
                                   after 3(rd) anniversary   after 3(rd) anniversary
--------------------------------------------------------------------------------------------------------------
ANNUAL CHARGE                               0.40%                     0.50%                     0.25%
--------------------------------------------------------------------------------------------------------------
RESET                                        Yes                       Yes                       No
--------------------------------------------------------------------------------------------------------------
CAN I CANCEL MY GMWB?                        No               Yes, after the 5(th)      Yes, after the 5(th)
                                                               anniversary of GMWB       anniversary of GMWB
                                                                    purchase                  purchase
--------------------------------------------------------------------------------------------------------------
INVESTMENT RESTRICTIONS                      No                        Yes                       Yes
--------------------------------------------------------------------------------------------------------------
WAIVER OF RECALCULATION OF AWB               No                        Yes                       Yes
FOR DISTRIBUTIONS FROM TAX-
QUALIFIED PLANS
--------------------------------------------------------------------------------------------------------------

GUARANTEED MINIMUM ACCUMULATION BENEFIT ("GMAB")

THE GUARANTEED MINIMUM ACCUMULATION BENEFIT RIDER DESCRIBED BELOW IS BEING OFFERED IN THOSE JURISDICTIONS WHERE WE HAVE RECEIVED REGULATORY APPROVAL. CERTAIN TERMS AND CONDITIONS MAY DIFFER BETWEEN JURISDICTIONS ONCE APPROVED.

We offer a Guaranteed Minimum Accumulation Benefit rider ("GMAB Rider") for an additional charge. The GMAB Rider guarantees that your Contract Value will not be less than a minimum amount at the end of a specified number of years. If your Contract Value is less than the minimum guaranteed amount on the Rider Maturity Date, we will apply additional amounts to increase your Contract Value so that it is equal to the guaranteed amount. If you elect the GMAB Rider, we require that you allocate your Contract Value according to certain limitations and restrictions, and agree to periodic rebalancing of your Contract Value.

Currently, the GMAB Rider may only be elected at the time that you purchase your Contract. We may make the GMAB Rider available to Contracts after their effective date at a later date subject to certain additional terms and restrictions. You may not elect the GMAB Rider if you have also elected the GMWB Rider offered under the Contract.

BENEFIT DESCRIPTION & KEY TERMS

If you elect the GMAB Rider, we guarantee that if your Contract Value is less than your Benefit Base (defined below) on the Rider Maturity Date (defined below), we will apply additional amounts to your Contract to increase your Contract Value so that it is equal to the Benefit Base. Any additional amounts that we apply to your Contract to increase the Contract Value to equal the Benefit Base will be allocated to the money market Subaccount on the Rider Maturity Date. Any such additional amounts will be treated as earnings under your Contract, and will not be subject to a withdrawal charge once they are applied to your Contract.

If your Contract Value is equal to or greater than the Benefit Base on the Rider Maturity Date, the GMAB Rider will terminate and no additional amounts will be applied to your Contract.

Benefit Base: The Benefit Base is equal to the Base Calculation Amount on the Rider Maturity Date and represents the minimum Contract Value that we guarantee on such date. We do not guarantee the Benefit Base on any day other than the Rider Maturity Date. The Benefit Base will not be available for withdrawal nor will it be used to calculate any benefits under the Contract prior to the Rider Maturity Date. The Benefit Base can never be less than zero.

Base Calculation Amount: We calculate the Base Calculation Amount to determine the Benefit Base. On the Rider Effective Date, the Base Calculation Amount is equal to your initial Purchase Payment. The Base Calculation Amount will not include any credits we applied to your Purchase Payment. Aggregate Purchase Payments over $1 million are subject to our consent, including our consent to limit the Base Calculation Amount applicable to your GMAB Rider. We may impose a maximum Base Calculation Amount (and thereby, a maximum Benefit Base) in the future for Contract Owners who elect the GMAB Rider, but the maximum Base Calculation Amount will never be less than the Base Calculation Amount to which we have previously consented. We reserve the right to restrict increases in your maximum Base Calculation Amount based on subsequent Purchase Payments if such Purchase Payments would cause you Base Calculation Amount to be greater than our maximum Base Calculation Amount. We will not limit or impose a maximum Base Calculation Amount if your aggregate Purchase Payments are under $1 million. If you purchase more than one contract issued by the Company in the same calendar year and elect the GMAB Rider on each contract, the $1,000,000 Benefit Base maximum may be applied to the aggregate Benefit Base for all contracts. State variations may apply.

The Base Calculation Amount will not be used to calculate any benefits under the Contract, other than the GMAB Rider Liquidity Option described below. The Base Calculation Amount can never be less than zero. The Base Calculation Amount may change between the Rider Effective Date and Rider Maturity Date if you make additional Purchase Payments or request withdrawals from your Contract.

     - If you make an additional Purchase Payment(s) within 12 months after the Rider Effective Date, we will increase the Base Calculation Amount by the amount of the Purchase Payment. The Base Calculation Amount will not include any credits we applied to any additional Purchase Payments you make. If you make an additional Purchase Payment(s) more than 12 months after the Rider Effective Date, we will not increase the Base Calculation Amount; however your Contract Value will increase, reflecting the amount of the Purchase Payment. Therefore, Purchase payments made more than 12 months after the Rider Effective Date may have a significant impact on whether a benefit is due under the GMAB Rider. Even if Purchase Payments made prior to and during the 12-month period after the Rider Effective Date lose significant value, if on the Rider Maturity Date the Contract Value, which includes all Purchase Payments, is equal to or greater than the Benefit Base, which includes only the Purchase Payments prior to or during that 12-month period, then no benefit is due. You should consider this prior to making an additional Purchase Payment more than 12 months after the Rider Effective Date. The GMAB Rider may not be appropriate for you if you anticipate making Purchase Payments after the 12-month period.

     - If you request a partial withdrawal, we will decrease the Base Calculation Amount in effect as of the date of the request by the actual dollar amount of the withdrawal or the Partial Withdrawal Reduction amount, whichever is greater. The Partial Withdrawal Reduction amount is equal to the Base Calculation Amount in effect immediately prior to the reduction for the partial withdrawal multiplied by the actual amount of the partial withdrawal divided by the Contract Value immediately prior to the partial withdrawal, minus Purchase Payment Credits received within 12 months prior to the partial withdrawal, if any. When determining the impact of a partial withdrawal on the Base Calculation Amount, the actual amount of the partial withdrawal will include any withdrawal charges and taxes that were deducted at the time of the partial withdrawal.

Rider Maturity Date: The Rider Maturity Date is the anniversary of the Rider Effective Date that corresponds to the number of years you elect as the Rider Period (described below).

Rider Period: The Rider Period is the number of years you select between the Rider Effective Date and the Rider Maturity Date. Currently, we only offer a Rider Period of ten (10) years. We may offer Rider Periods of lesser or greater duration available in the future, subject to additional terms, conditions and limitations.

EXAMPLES OF BENEFIT BASE/BASE CALCULATION AMOUNT

Below are examples of how we determine the Benefit Base and Base Calculation Amount, as well as examples showing the impact of subsequent Purchase Payments and partial withdrawals. For purposes of each example below, assume that you elect the GMAB Rider on the effective date of your Contract and that your initial Purchase Payment is $100,000.

The example below illustrates the impact of the guarantee provided under the GMAB Rider assuming that your Contract Value increases or decreases during the Rider Period.

                EXAMPLES OF GMAB RIDER ON THE RIDER MATURITY DATE


--------------------------------------------------------------------------------------------------------------------
                           INCREASING CONTRACT VALUE                           DECLINING CONTRACT VALUE
--------------------------------------------------------------------------------------------------------------------
                                      BASE                                               BASE
                   CONTRACT       CALCULATION                         CONTRACT       CALCULATION
                    VALUE            AMOUNT        BENEFIT BASE        VALUE            AMOUNT        BENEFIT BASE
--------------------------------------------------------------------------------------------------------------------

VALUE AS OF
  GMAB RIDER
  EFFECTIVE
  DATE             $105,000         $100,000      Not Applicable      $105,000         $100,000      Not Applicable
--------------------------------------------------------------------------------------------------------------------
VALUE AS OF
  RIDER
  MATURITY
  DATE             $115,500         $100,000         $100,000         $94,500          $100,000         $100,000
--------------------------------------------------------------------------------------------------------------------
AMOUNT
  APPLIED TO
  CONTRACT
  VALUE DUE
  TO GMAB
  RIDER                              $0(1)                                            $5,500(2)
--------------------------------------------------------------------------------------------------------------------


(1) If your Contract Value on the GMAB Rider Maturity Date is equal to or greater than the Benefit Base, we will not apply any additional amounts to your Contract Value. Your GMAB Rider will terminate and we will no longer deduct the annual charge for the rider.
(2) If your Contract Value on the GMAB Rider Maturity Date is less than the Benefit Base, we will apply additional amounts to your Contract Value so that it is equal to the Benefit Base. The additional amount will be added to the money market Subaccount.

The example below illustrates the impact of making an additional $10,000 Purchase Payment while the GMAB Rider is in effect, specifically the different manner in which we will treat Purchase Payments for purpose of determining the Base Calculation Amount based on when the Purchase Payment is made.

 EXAMPLES OF ADDITIONAL PURCHASE PAYMENTS  -- IMPACT ON BASE CALCULATION AMOUNT


--------------------------------------------------------------------------------------------------------------------
                  ADDITIONAL PURCHASE PAYMENT WITHIN 12 MONTHS       ADDITIONAL PURCHASE PAYMENT AFTER 12 MONTHS
--------------------------------------------------------------------------------------------------------------------
                                                       BASE                                               BASE
                   CONTRACT         PURCHASE       CALCULATION        CONTRACT         PURCHASE       CALCULATION
                    VALUE           PAYMENT           AMOUNT           VALUE           PAYMENT           AMOUNT
--------------------------------------------------------------------------------------------------------------------

VALUE AS OF
  GMAB RIDER
  EFFECTIVE
  DATE             $105,000         $100,000         $100,000         $105,000         $100,000         $100,000
--------------------------------------------------------------------------------------------------------------------
VALUE BEFORE
  ADDITIONAL
  PURCHASE
  PAYMENT          $115,500      Not Applicable      $100,000         $115,500      Not Applicable      $100,000
--------------------------------------------------------------------------------------------------------------------
VALUE AFTER
  ADDITIONAL
  PURCHASE
  PAYMENT          $126,000         $10,000          $110,000         $126,000         $10,000          $100,000
--------------------------------------------------------------------------------------------------------------------


The example below illustrates the impact of making a $10,000 partial withdrawal at least 12 months after the Rider Effective Date while the GMAB Rider is in effect, specifically the difference in the manner in which a partial withdrawal affects your Base Calculation Amount in an increasing market versus a decreasing market. The example assumes that the partial withdrawal does not qualify under the GMAB Rider Liquidity Option described below.

      EXAMPLES OF PARTIAL WITHDRAWALS  -- IMPACT ON BASE CALCULATION AMOUNT


----------------------------------------------------------------------------------------------------------------------------
                                                    ASSUMING INCREASING CONTRACT VALUE
----------------------------------------------------------------------------------------------------------------------------
                                             BASE                                                        REDUCTION TO BASE
                     CONTRACT             CALCULATION       PARTIAL WITHDRAWAL     PARTIAL SURRENDER        CALCULATION
                       VALUE                AMOUNT                AMOUNT               REDUCTION              AMOUNT
----------------------------------------------------------------------------------------------------------------------------

VALUE AS OF
  GMAB RIDER
  EFFECTIVE
  DATE               $105,000              $100,000           Not Applicable        Not Applicable        Not Applicable
----------------------------------------------------------------------------------------------------------------------------
VALUE
  IMMEDIATELY
  PRIOR TO
  PARTIAL
  WITHDRAWAL         $115,500              $100,000           Not Applicable        Not Applicable        Not Applicable
----------------------------------------------------------------------------------------------------------------------------
VALUE
  IMMEDIATELY
  FOLLOWING
  PARTIAL
  WITHDRAWAL         $105,500               $90,000               $10,000             [100,000 x              $10,000
                                                                                    10,000/115,500]
                                                                                        $8,658
----------------------------------------------------------------------------------------------------------------------------




----------------------------------------------------------------------------------------------------------------------------
                                                     ASSUMING DECLINING CONTRACT VALUE
----------------------------------------------------------------------------------------------------------------------------
                                             BASE                                                        REDUCTION TO BASE
                     CONTRACT             CALCULATION       PARTIAL WITHDRAWAL     PARTIAL SURRENDER        CALCULATION
                       VALUE                AMOUNT                AMOUNT               REDUCTION              AMOUNT
----------------------------------------------------------------------------------------------------------------------------

VALUE AS OF
  GMAB RIDER
  EFFECTIVE
  DATE               $105,000              $100,000           Not Applicable        Not Applicable        Not Applicable
----------------------------------------------------------------------------------------------------------------------------
VALUE
  IMMEDIATELY
  PRIOR TO
  PARTIAL
  WITHDRAWAL          $94,500              $100,000           Not Applicable        Not Applicable        Not Applicable
----------------------------------------------------------------------------------------------------------------------------
VALUE
  IMMEDIATELY
  FOLLOWING
  PARTIAL
  WITHDRAWAL          $84,500               $89,418               $10,000             [100,000 x              $10,582
                                                                                    10,000/94,500]
                                                                                        $10,582
----------------------------------------------------------------------------------------------------------------------------


INVESTMENT LIMITATIONS/RESTRICTIONS/REBALANCING

If you elect the GMAB Rider, your Contract will be subject to additional limitations and restrictions on your right to allocate Contract Value among the Subaccounts, your right to request transfers between Subaccounts and your right to allocate Purchase Payments to Subaccounts.

We classify each Subaccount as Class A or Class B based on our assessment of the relative risk and volatility of the Underlying Fund in which the Subaccount invests. Subaccounts that we classify as "Class A" will generally invest in Underlying Funds that invest primarily in equity securities, or securities that we believe will approximate the relative volatility and relative risk of equity securities. Subaccounts that we classify as "Class B" will generally invest in

Underlying Funds that invest primarily in debt securities or cash. A Subaccount that invests in an Underlying Fund that invests in a combination of equity securities and debt securities will be classified as either Class A or Class B. We have sole discretion to determine whether a Subaccount is classified as Class A or Class B. We reserve the right to change the classification of a Subaccount from Class A to Class B or from Class B to Class A. Any change in Subaccount classification will apply to Contract Owners who elect the GMAB Rider after the effective date of the change in classification, as well as existing Contract Owner who have the GMAB Rider in force as of the effective date of the change in classification.

You will be required to establish a personal allocation profile at the time that you elect the GMAB Rider specifying the Subaccounts and the allocation percentages for each Subaccount in which you intend to allocate your initial Purchase Payment and any credits that we apply to your initial Purchase Payment. Your personal allocation profile will remain in effect for any additional Purchase Payments you make until you elect to change it. Your personal allocation profile may include any combination of Class A and Class B Subaccounts so long as the overall allocation does not violate the limitations and restrictions described below.

You may only allocate up to 80% of your initial Purchase Payment and any credits that we apply to your initial Purchase Payment to Subaccounts that we classify as Class A. You must allocate 20% or more of your initial Purchase Payment and any credits that we apply to your initial Purchase Payment to Subaccounts that we classify as Class B.

Any time that you request a transfer of Contract Value between Subaccounts or make an additional Purchase Payment, you must comply with the following limitations or restrictions:

     - You may allocate your Contract Value in one or more of the Class A Subaccounts that you choose; however, you may only allocate up to 80% of your Contract Value to Subaccounts that we classify as Class A.

     - You may allocate your Contract Value in one or more of the Class B Subaccounts that you choose; however, you must allocate 20% or more of your Contract Value to Subaccounts that we classify as Class B.

     - If you make an additional Purchase Payment, you can only allocate up to 80% of Purchase Payment to Subaccounts that we classify as Class A.

     - If you make an additional Purchase Payment, you must allocate 20% or more of the Purchase Payments to Subaccounts that we classify as Class B.

Any request to transfer Contract Value or allocate subsequent Purchase Payments that would violate these limitations and restrictions will be rejected. You will be required to submit a new request that complies with the applicable limitation or restriction. We will not be responsible for any financial impact caused by delays in processing your transaction if your request is rejected because it does not comply with an applicable limitation or restriction.

Rebalancing: On a quarterly basis, we will rebalance your Contract Value according to the current personal allocation profile that you chose for Class A and Class B Subaccounts. Unless you instruct us otherwise, we will rebalance your Contract Value in each Class A and Class B Subaccount, respectively, according to the relative proportions indicated in your personal allocation profile.

Below is a list of the Subaccounts that are classified as Class B Subaccounts. All remaining Subaccounts offered under the Contract are classified as Class A Subaccounts.


                                      CLASS B SUBACCOUNTS/
                                        UNDERLYING FUNDS
                    --------------------------------------------------------






FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST
  Franklin Income Securities Fund

LEGG MASON PARTNERS VARIABLE INCOME TRUST
  Legg Mason Partners Variable Adjustable Rate Income Portfolio
  Legg Mason Partners Variable High Income Portfolio
  Legg Mason Partners Variable Money Market Portfolio

MET INVESTORS SERIES TRUST
  Pioneer Strategic Income Portfolio
  PIMCO Inflation Protected Bond Portfolio

METROPOLITAN SERIES FUND, INC.
  BlackRock Bond Income Portfolio

PIMCO VARIABLE INSURANCE TRUST
  Total Return Portfolio

GMAB RIDER LIQUIDITY OPTION

During the 90-day period prior to the 5th anniversary of the Rider Effective Date, you may request a partial withdrawal of up to 15% of the Base Calculation Amount immediately prior to the request. Under this option, we will reduce the Base Calculation Amount by the dollar amount of the withdrawal so long as the withdrawal does not exceed the amount available for withdrawal under this provision. If you request a partial withdrawal greater than 15% of the Base Calculation Amount, we will reduce the Base Calculation Amount by the dollar amount of the withdrawal for amounts withdrawn up to the 15% limit and, for the excess amount, we will reduce the Base Calculation Amount as described above under the sub-section "Base Calculation Amount." Any partial withdrawal you make under this provision will be made free of withdrawal charges that would otherwise apply under the terms of your Contract. Additionally, any withdrawals taken under this feature will reduce your Free Withdrawal Allowance under the Contract.

This feature can only be exercised once before the Rider Maturity Date and must occur during the 90-day period prior to the 5th anniversary of the Rider Effective Date. We reserve the right to require you to exercise your rights under this provision on the anniversary of your Rider Effective Date. You must notify us in a form acceptable to us that you are exercising your rights under this GMAB Rider Liquidity Option.

CANCELLATION OF THE GMAB RIDER

You may elect to cancel the GMAB Rider at any time after the 5th anniversary of the GMAB Rider Effective Date. Upon cancellation, we will no longer deduct the annual charge for the GMAB Rider. Upon cancellation of the GMAB Rider, all rights and benefits under the GMAB Rider will cease. Upon cancellation, we will no longer apply any of the investment limitations and restrictions described above.

GMAB Rider Exchange Option -- If, during the 90-day period following the 5th anniversary of the Rider Effective Date, your Contract Value is greater than the Base Calculation Amount, you may elect to cancel the GMAB Rider and simultaneously elect either a new GMAB Rider or a GMWB Rider. You will be required to meet any eligibility requirements that apply to each rider at the time you make the election.

          Exchange for New GMAB Rider: If you elect to cancel the GMAB Rider and elect the GMAB Rider that we make available under this Rider Exchange Option, the Rider Effective Date for your new GMAB Rider will be the date we receive your request in good order. Your new GMAB Rider will be subject to a new Rider Maturity Date. The Benefit Base of your prior GMAB Rider will not apply to the new GMAB Rider. Your Contract Value as of the date you elect to exchange your GMAB Rider will be used to determine your initial Base Calculation Amount for the new rider. The new GMAB Rider will be subject to a new charge that may be higher or lower than the charge you paid for your original GMAB Rider. The GMAB Rider that we make available under this Rider Exchange Option will always feature a ten year Rider Period and may include other Rider Period durations.

          Exchange for GMWB Rider: If you elect to cancel the GMAB Rider and elect the GMWB Rider that we make available under this Rider Exchange Option, the Rider Effective Date for your GMWB Rider will be the date we receive your request. The GMWB Rider that we make available under this Rider Exchange Option will feature a 10% minimum annual withdrawal amount. The GMWB Rider will be subject to the charge then in effect for a GMWB Rider that is offered under this Rider Exchange Option.

TERMINATION

The GMAB Rider will terminate on the earliest to occur of: (1) the Rider Maturity Date; (2) the date you elect to begin receiving Annuity Payments under the Contract; (3) the date you fully surrender your Contract; (4) the date you elect to cancel the GMAB Rider (including assignments); (5) the date we receive Due Proof of Death if the surviving spouse or beneficiary does not elect to continue the Contract (if allowed); or
(6) the date the GMAB Rider is cancelled and replaced with a new GMAB Rider or GMWB Rider under the Rider Exchange Option.

The annual charge for the GMAB Rider will no longer be deducted and all guarantees will cease when the rider is terminated. Further, any investment limitations and restrictions will no longer apply after the GMAB Rider is terminated. If the GMAB Rider is terminated before the Rider Maturity Date, the Benefit Base will not be paid.

CHARGE FOR GMAB

If you elect the GMAB Rider, we will deduct an additional charge on a daily basis that is equal to an annual charge of 0.50% from your Contract Value invested in the Subaccounts. The charge will be applied and will not change from the Rider Effective Date until the Rider Maturity Date unless the rider is cancelled or terminates prior to such date. If you elect to terminate the GMAB Rider prior to the Rider Maturity Date, the charge will no longer be deducted. If you elect to exchange this GMAB Rider and elect a new GMAB Rider under the Rider Exchange Option (described above), the current charge in effect for the GMAB rider will be applied, which may be higher or lower than the charge you paid for this rider.

ADDITIONAL CONSIDERATIONS

     - Your Contract cannot have any outstanding loans if you elect the GMAB Rider. Further, you may not request a loan from your Contract if you have previously elected the GMAB Rider.

     - If you die while the GMAB Rider is in effect, and your surviving spouse or Beneficiary elects to continue the Contract under the spousal contract continuance or beneficiary contract continuance provision, then the GMAB Rider will remain in effect and will continue until the Rider Maturity Date.

     - Any DCA Program that is in effect while the GMAB Rider is in effect must meet the investment limitations and restrictions of the GMAB Rider, as described above. In addition, you may not request a DCA Program that makes transfers from Class B Subaccounts to Class A Subaccounts.

     - If you are expecting to request withdrawals from your Contract, including withdrawals intended to satisfy required minimum distribution requirements, the impact of such withdrawals on the guarantees provided under the GMAB Rider will make the rider less valuable.

                               THE ANNUITY PERIOD

--------------------------------------------------------------------------------

MATURITY DATE

Under the Contract, you can receive regular payments ("Annuity Payments"). You can choose the month and the year in which those payments begin ("Maturity Date"). You can also choose among payout options or elect a lump sum distribution. While the Annuitant is alive, you can change your selection any time up to the Maturity Date. Annuity Payments will begin on the Maturity Date stated in the Contract unless (1) you fully surrendered the Contract; (2) we paid the proceeds to the beneficiary before that date; or (3) you elected another date. Annuity Payments are a series of periodic payments (a) for life;
(b) for life with a minimum number of payments assured; (c) for the joint lifetime of the Annuitant and another person, and thereafter during the lifetime of the survivor; or (d) for a fixed period. We may require proof that the Annuitant is alive before we make Annuity Payments. Not all options may be available in all states. Please be aware that once the Contract is annuitized, you are ineligible to receive the death benefit you have selected, and any living benefit rider is terminated.

You may choose to annuitize at any time that is at least 13 months after the Contract Date. Unless you elect otherwise, the Maturity Date will be the Annuitant's 90(th) birthday or ten years after the effective date of the Contract, if later (this requirement may be changed by us).

At least 30 days before the original Maturity Date, you may elect to extend the Maturity Date to any time prior to the Annuitant's 90th birthday or to a later date with our consent. You may use certain annuity options taken at the Maturity Date to meet the minimum required distribution requirements of federal tax law, or you may use a program of withdrawals instead. These mandatory distribution requirements take effect generally upon the death of the Contract Owner, or with certain Qualified Contracts upon either the later of the Contract Owner's attainment of age

70 1/2 or year of retirement; or the death of the Contract Owner. You should seek independent tax advice regarding the election of minimum required distributions.

ALLOCATION OF ANNUITY

You may elect to receive your Annuity Payments in the form of a variable annuity, a fixed annuity, or a combination of both. If, at the time Annuity Payments begin, you have not made an election, we will apply your Cash Surrender Value to provide an annuity funded by the same funding options as you have selected during the accumulation period. At least 30 days before the Maturity Date, you may transfer the Contract Value among the funding options in order to change the basis on which we will determine Annuity Payments. (See "Transfers.")

VARIABLE ANNUITY

You may choose an annuity payout that fluctuates depending on the investment experience of the Variable Funding Options. We determine the number of Annuity Units credited to the Contract by dividing the first monthly Annuity Payment attributable to each Variable Funding Option by the corresponding Accumulation Unit value as of 14 days before the date Annuity Payments begin. We use an Annuity Unit to measure the dollar value of an Annuity Payment. The number of Annuity Units (but not their value) remains fixed during the annuity period.

DETERMINATION OF FIRST ANNUITY PAYMENT. Your Contract contains the tables we use to determine your first monthly Annuity Payment. If you elect a variable annuity, the amount we apply to it will be the Cash Surrender Value as of 14 days before the date Annuity Payments begin, less any applicable premium taxes not previously deducted.

The amount of your first monthly payment depends on the annuity option you elected and the Annuitant's adjusted age. Your Contract contains the formula for determining the adjusted age. We determine the total first monthly Annuity Payment by multiplying the benefit per $1,000 of value shown in the Contract tables by the number of thousands of dollars of Contract Value you apply to that annuity option. The Contract tables factor in an assumed daily net investment factor of 3.0%. We call this your net investment rate. Your net investment rate of 3% corresponds to an annual interest rate of 3%. This means that if the annualized investment performance, after expenses, of your Variable Funding Options is less than 3%, then the dollar amount of your variable Annuity Payments will decrease. However, if the annualized investment performance, after expenses, of your Variable Funding Options is greater than 3%, then the dollar amount of your variable Annuity Payments will increase.

DETERMINATION OF SECOND AND SUBSEQUENT ANNUITY PAYMENTS. The dollar amount of all subsequent Annuity Payments changes from month to month based on the investment experience, as described above, of the applicable funding options. The total amount of each Annuity Payment will equal the sum of the basic payments in each funding option. We determine the actual amounts of these payments by multiplying the number of Annuity Units we credited to each funding option by the corresponding Annuity Unit value as of the date 14 days before the date the payment is due.

FIXED ANNUITY

You may choose a fixed annuity that provides payments that do not vary during the annuity period. We will calculate the dollar amount of the first fixed Annuity Payment as described under "Variable Annuity," except that the amount we apply to begin the annuity will be your Cash Surrender Value as of the date Annuity Payments begin. Payout rates will not be lower than that shown in the Contract. If it would produce a larger payment, the first fixed Annuity Payment will be determined using the Annuity Tables in effect on the Maturity Date.

                                 PAYMENT OPTIONS

--------------------------------------------------------------------------------

ELECTION OF OPTIONS

While the Annuitant is alive, you can change your annuity option selection any time up to the Maturity Date. Once Annuity Payments have begun, no further elections are allowed.

During the Annuitant's lifetime, if you do not elect otherwise before the Maturity Date, we will pay you (or another designated payee) the first of a series of monthly Annuity Payments based on the life of the Annuitant, in accordance with Annuity Option 2 (Life Annuity with 120 monthly payments assured). For certain Qualified Contracts, Annuity

Option 4 (Joint and Last Survivor Life Annuity -- Annuity Reduced on Death of Primary Payee) will be the automatic option as described in the Contract. (See "Annuity Options.")

The minimum amount that can be placed under an annuity option will be $2,000 unless we agree to a lesser amount. If any monthly periodic payment due is less than $100, the Company reserves the right to make payments at less frequent intervals, or to pay the Contract Value in a lump-sum.

On the Maturity Date, we will pay the amount due under the Contract in accordance with the payment option that you select. You may choose to receive a single lump-sum payment. You must elect an option in writing, in a form satisfactory to the Company. Any election made during the lifetime of the Annuitant must be made by the Contract Owner.

ANNUITY OPTIONS

Subject to the conditions described in "Election of Options" above, we may pay all or any part of the Cash Surrender Value under one or more of the following annuity options. Payments under the annuity options are generally made on a monthly basis. We may offer additional options.

Option 1 -- Life Annuity -- No Refund. The Company will make Annuity Payments during the lifetime of the Annuitant ending with the last payment before death. This option offers the maximum periodic payment, since there is no assurance of a minimum number of payments or provision for a death benefit for beneficiaries.

Option 2 -- Life Annuity with 120, 180 or 240 Monthly Payments Assured. The Company will make monthly Annuity Payments during the lifetime of the Annuitant, with the agreement that if, at the death of that person, payments have been made for less than 120, 180 or 240 months, as elected, we will continue making payments to the beneficiary during the remainder of the period.

Option 3 -- Joint and Last Survivor Life Annuity -- No Refund. The Company will make regular Annuity Payments during the lifetime of the Annuitant and a second person. When either person dies, we will continue making payments to the survivor. No further payments will be made following the death of the survivor.

Option 4 -- Joint and Last Survivor Life Annuity -- Annuity Reduced on Death of Primary Payee. The Company will make Annuity Payments during the lifetimes of the Annuitant and a second person. You will designate one as primary payee, and the other will be designated as secondary payee. On the death of the secondary payee, the Company will continue to make monthly Annuity Payments to the primary payee in the same amount that would have been payable during the joint lifetime of the two persons. On the death of the primary payee, the Company will continue to make Annuity Payments to the secondary payee in an amount equal to 50% of the payments, which would have been made during the lifetime of the primary payee. No further payments will be made once both payees have died.

Option 5 -- Payments for a Fixed Period without Life Contingency. We will make periodic payments for the period selected. Please note that Option 5 may not satisfy minimum required distribution rules for Qualified Contracts. Please consult a tax advisor before electing this option.

Option 6 -- Other Annuity Options. We will make any other arrangements for Annuity Payments as may be mutually agreed upon.

VARIABLE LIQUIDITY BENEFIT

This benefit is only offered with the annuity option "Payments for a Fixed Period without Life Contingency."

At any time after annuitization and before death, the Contract Owner may surrender and receive a payment equal to (A) minus (B), where (A) equals the present value of remaining certain payments, and (B) equals a withdrawal charge not to exceed the maximum withdrawal charge rate shown on the specifications page of the Contract multiplied by (A). The interest rate used to calculate the present value is a rate 1% higher than the Assumed (Daily) Net Investment Factor used to calculate the Annuity Payments. The remaining period certain payments are assumed to be level payments equal to the most recent period certain payment prior to the request for this liquidity benefit. A withdrawal charge is not imposed if the surrender is made after the expiration of the withdrawal charge period shown on the specifications page of the Contract.


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                        MISCELLANEOUS CONTRACT PROVISIONS

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RIGHT TO RETURN

You may return the Contract for a full refund of the Contract Value plus any Contract charges and premium taxes you paid (but not any fees and charges the Underlying Fund assessed) minus any Purchase Payment Credits within ten days after you receive it (the "right to return period"). You bear the investment risk of investing in the Variable Funding Options during the right to return period; therefore, the Contract Value we return may be greater or less than your Purchase Payment.

If you purchase the Contract as an Individual Retirement Annuity, and return it within the first seven days after delivery, or longer if your state law permits, we will refund your Purchase Payment minus any Purchase Payment Credits in full; during the remainder of the right to return period, we will refund the Contract Value (including charges) minus any Purchase Payment Credits.

During the right to return period, you will not bear any contract fees associated with the Purchase Payment Credits. The amount we return to you will include any investment gains on the credit during the right to return period. However, if there are investment losses on the credit during the right to return period, we will recover the original amount of the credit.

We will determine the Contract Value following the close of the business day on which we receive your Contract and a Written Request for a refund. Where state law requires a different period, or the return of Purchase Payments or other variations of this provision, we will comply. Refer to your Contract for any state-specific information.

TERMINATION

We reserve the right to terminate the Contract on any business day if your Contract Value as of that date is less than $2,000 and you have not made Purchase Payments for at least two years, unless otherwise specified by state law. Accordingly, no Contract will be terminated due solely to negative investment performance. Termination will not occur until 31 days after we have mailed notice of termination to your last known address and to any assignee of record. If we terminate the Contract, we will pay you the Cash Surrender Value (less any Purchase Payment Credits applied within 12 months of termination) less any applicable taxes. In certain states, we may be required to pay you the Contract Value. Federal tax law may impose additional restrictions on our right to cancel your traditional IRA, Roth IRA or other Qualified Contract.

REQUIRED REPORTS

As often as required by law, but at least once in each Contract Year before the due date of the first Annuity Payment, we will furnish a report showing the number of Accumulation Units credited to the Contract and the corresponding Accumulation Unit value(s) as of the report date for each funding option to which the Contract Owner has allocated amounts during the applicable period. The Company will keep all records required under federal and state laws.

SUSPENSION OF PAYMENTS

The Company reserves the right to suspend or postpone the date of any payment or determination of values on any business day (1) when the New York Stock Exchange ("the Exchange") is closed; (2) when trading on the Exchange is restricted; (3) when an emergency exists, as determined by the SEC, so that the sale of securities held in the Separate Account may not reasonably occur, or so that the Company may not reasonably determine the value the Separate Account's net assets; or (4) during any other period when the SEC, by order, so permits for the protection of security holders. At any time, payments from the Fixed Account may be delayed up to 6 months.

                              THE SEPARATE ACCOUNTS

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MetLife Insurance Company of Connecticut and MetLife Life and Annuity Company of
Connecticut each sponsor Separate Accounts: Fund BD III and Fund BD IV, respectively. References to "Separate Account" refer either to Fund BD III or Fund BD IV, depending on the issuer of your Contract. Both Fund BD III and Fund BD IV were established on March 27, 1997 and are registered with the SEC as unit investment trusts under the Investment

Company Act of 1940, as amended. We will invest Separate Account assets attributable to the Contracts exclusively in the shares of the Variable Funding Options.

We hold the assets of Fund BD III and Fund BD IV for the exclusive and separate benefit of the owners of each Separate Account, according to the laws of Connecticut. Income, gains and losses, whether or not realized, from assets allocated to the Separate Account are, in accordance with the Contracts, credited to or charged against the Separate Account without regard to other income, gains and losses of the Company. The assets held by the Separate Account are not chargeable with liabilities arising out of any other business that we may conduct. Obligations under the Contract are obligations of the Company. Any obligations that exceed the assets in the Separate Account are payable by the Company's general account. The amount of the guaranteed death benefit that exceeds the Contract Value is paid from the Company's general account. Benefit amounts paid from the general account are subject to the financial strength and claims-paying ability of the Company.

All investment income and other distributions of the funding options are payable to the Separate Account. We reinvest all such income and/or distributions in shares of the respective funding option at net asset value. Shares of the funding options are currently sold only to life insurance company separate accounts to fund variable annuity and variable life insurance contracts.

Certain variable annuity separate accounts and variable life insurance separate accounts may invest in the funding options simultaneously (called "mixed" and "shared" funding). It is conceivable that in the future it may be disadvantageous to do so. Although the Company and the Variable Funding Options do not currently foresee any such disadvantages either to variable annuity contract owners or variable life policy owners, each Underlying Fund's Board of Directors intends to monitor events in order to identify any material conflicts between them and to determine what action, if any, should be taken. If a Board of Directors was to conclude that separate funds should be established for variable life and variable annuity separate accounts, the variable annuity contract owners would not bear any of the related expenses, but variable annuity contract owners and variable life insurance policy owners would no longer have the economies of scale resulting from a larger combined fund.

We reserve the right to transfer assets of the Separate Account to another separate account, and/or to modify the structure or operation of the Separate Account, subject to the necessary regulatory approvals. If we do so, we guarantee that the modification will not affect your Contract Value.

PERFORMANCE INFORMATION

In advertisements for the Contract, we may include performance figures to show you how a Variable Funding Option has performed in the past. These figures are rates of return or yield quotations shown as a percent. These figures show past performance of a Variable Funding Option and are not an indication of how a Variable Funding Option will perform in the future.

Our advertisements may show performance figures assuming that you do not elect any optional features such as the E.S.P., GMAB or GMWB. However, if you elect any of these optional features, they involve additional charges that will serve to decrease the performance of your Variable Funding Options. You may wish to speak with your registered representative to obtain performance information specific to the optional features you may wish to select.

Performance figures for each Variable Funding Option are based in part on the performance of a corresponding Underlying Fund. In some cases, the Underlying Fund may have existed before the technical inception of the corresponding Variable Funding Option. In those cases, we can create "hypothetical historical performance" of a Variable Funding Option. These figures show the performance that the Variable Funding Option would have achieved had it been available during the entire history of the Underlying Fund.

In a low interest rate environment, yields for money market Subaccounts, after deduction of the Mortality and Expense Risk Charge, Administrative Expense Charge and the charge for any optional benefit riders (if applicable), may be negative even though the Underlying Fund's yield, before deducting for such charges, is positive. If you allocate a portion of your Contract Value to a money market Subaccount or participate in an asset allocation program where Contract Value is allocated to a money market Subaccount under the applicable asset allocation model, that portion of your Contract Value may decrease in value.


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                           FEDERAL TAX CONSIDERATIONS

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The following general discussion of the federal income tax consequences related to your investment in this Contract is not intended to cover all situations, and is not meant to provide tax or legal advice. Because of the complexity of the law and the fact that the tax results will vary depending on many factors, you should consult your tax and/or legal adviser regarding the tax implications of purchasing this Contract based upon your individual situation. For further tax information, an additional discussion of certain tax matters is contained in the SAI.

You are responsible for determining whether your purchase of a Contract, withdrawals, income payments and any other transaction under your Contract satisfy applicable tax law. We are not responsible for determining if your employer's plan or arrangement satisfies the requirements of the Code and/or the Employee Retirement Income Security Act of 1974 (ERISA).

GENERAL TAXATION OF ANNUITIES

Congress has recognized the value of saving for retirement by providing certain tax benefits, in the form of tax deferral, for premiums paid under an annuity and permitting tax-free transfers between the various investment options offered under the Contract. The Internal Revenue Code ("Code") governs how earnings on your investment in the Contract are ultimately taxed, depending upon the type of contract, qualified or non-qualified, and the manner in which the money is distributed, as briefly described below. In analyzing the benefits of tax deferral it is important to note that the Jobs and Growth Tax Relief Reconciliation Act of 2003 amended Code Section 1 to reduce the marginal tax rates on long-term capital gains and dividends to 5% and 15%, respectively. The reduced rates apply during 2003 through 2008, and thereafter will increase to prior levels. Under current federal income tax law, the taxable portion of distributions under variable annuity contracts and qualified plans (including
IRAs) is not eligible for the reduced tax rate applicable to long-term capital gains and dividends. Earnings under annuity contracts, like interest payable on fixed investments (notes, bonds, etc.) continue to be taxed as ordinary income (top rate of 35%). The tax law provides deferred annuities issued after October 21, 1988 by the same insurance company or an affiliate in the same calendar year to the same owner are combined for tax purposes. As a result, a greater portion of your withdrawals may be considered taxable income than you would otherwise expect. Although the law is not clear, the aggregation rule may also adversely affect the tax treatment of payments received under an income annuity where the owner has purchased more than one non-qualified annuity during the same calendar year from the same or an affiliated company after October 21, 1988, and is not receiving income payments from all annuities at the same time. Please consult your own tax advisor.

STATE AND LOCAL TAXES. The rules for state and local income taxes may differ from the federal income tax rules. Purchasers and prospective purchasers of the Contract should consult their own tax advisors and the law of the applicable taxing jurisdiction to determine what rules and tax benefits apply to the contract.

PENALTY TAX FOR PREMATURE DISTRIBUTIONS. For both Qualified and Non-qualified Contracts, taxable distributions taken before the Contract Owner has reached the age of 59 1/2 will be subject to a 10% additional tax penalty unless the distribution is taken in a series of periodic distributions, for life or life expectancy, or unless the distribution follows the death or disability of the Contract Owner. Other exceptions may be available in certain qualified plans. The 10% tax penalty is in addition to any other penalties that may apply under your Contract and the normal income taxes due on the distribution.

TAX-FREE EXCHANGES. Code Section 1035 provides that, if certain conditions are met, no gain or loss is recognized when an annuity contract is received in exchange for a life insurance, endowment, or annuity contract. Since different annuity contracts have different expenses, fees and benefits, a tax-free exchange could result in your investment becoming subject to higher or lower fees and/or expenses.

FEDERAL ESTATE TAXES. While no attempt is being made to discuss the Federal estate tax implications of the Contract, you should keep in mind that the value of an annuity contract owned by a decedent and payable to a beneficiary by virtue of surviving the decedent is included in the decedent's gross estate. Depending on the terms of the annuity contract, the value of the annuity included in the gross estate may be the value of the lump sum payable to the designated beneficiary or the actuarial value of the payments to be received by the beneficiary. Consult an estate planning advisor for more information.


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

GENERATION-SKIPPING TRANSFER TAX. Under certain circumstances, the Code may impose a "generation-skipping transfer tax" when all or part of an annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the contract owner. Regulations issued under the Code may require the Company to deduct the tax from your Contract or from any applicable payment and pay it directly to the IRS.

TYPES OF CONTRACTS: QUALIFIED AND NON-QUALIFIED

QUALIFIED ANNUITY CONTRACTS

If you purchase your Contract with proceeds of an eligible rollover distribution from any tax-qualified employee pension or retirement savings plan or individual retirement annuity (IRA), your Contract is referred to as a Qualified Contract. Some examples of Qualified Contracts are: IRAs (including Roth IRAs), tax sheltered annuities established by public school systems or certain tax exempt organizations under Code Section 403(b), corporate-sponsored pension, retirement savings and profit sharing plans (including 401(k) plans), Keogh Plans (for self-employed individuals), and certain other qualified deferred compensation plans. Another type of Qualified Contract is a Roth IRA, under which after-tax contributions accumulate until maturity, when amounts (including earnings) may be withdrawn tax-free. The rights and benefits under a Qualified Contract may be limited by the terms of the retirement plan, regardless of the terms and conditions of the Contract. Plan participants making contributions to Qualified Contracts will be subject to the required minimum distribution rules as provided by the Code and described below. All qualified plans (including IRAs) receive tax-deferral under the Code. Although there are no additional tax benefits to funding your qualified plan or IRA with an annuity, it does offer you additional insurance benefits, such as the availability of a guaranteed income for life.

The Contract has been submitted to the IRS for review and is awaiting approval as to form as a valid IRA. Such approval would not constitute an IRS approval or endorsement of any funding options under the contract. IRS approval as to form is not required to constitute a valid IRA. Disqualification of the Contract as an IRA could result in the immediate taxation of amounts held in the Contract and other adverse consequences.

TAXATION OF QUALIFIED ANNUITY CONTRACTS

Under a qualified annuity, since amounts paid into the Contract generally have not yet been taxed, the full amount of any distributions (including the amount attributable to Purchase Payments), whether paid in the form of lump sum withdrawals or Annuity Payments, are generally taxed at ordinary income tax rates unless the distribution is transferred to an eligible rollover account or contract. There are special rules which govern the taxation of Qualified Contracts, including withdrawal restrictions, requirements for mandatory distributions, and contribution limits. Amounts rolled over to the Contract from other qualified funding vehicles generally are not subject to current taxation.

MANDATORY DISTRIBUTIONS FOR QUALIFIED PLANS

Federal tax law requires that minimum annual distributions begin by April 1st of the calendar year following the calendar year in which an IRA owner attains age 70 1/2. Participants in qualified plans and 403(b) annuities may defer minimum distributions until the later of April 1st of the calendar year following the calendar year in which they attain age 70 1/2 or the year of retirement (except for participants who are 5% or more owners of the plan sponsor). If you own more than one individual retirement annuity and/or account, you may satisfy the minimum distribution rules on an aggregate basis (i.e. determine the total amount of required distributions from all IRAs and take the required amount from any one or more IRAs). A similar aggregate approach is available to meet your 403(b) minimum distribution requirements if you have multiple 403(b) annuities. Recently promulgated Treasury regulations changed the distribution requirements; therefore, it is important that you consult your tax adviser as to the impact of these regulations on your personal situation.

Final income tax regulations regarding minimum distribution requirements were released in June 2004. These regulations affect both deferred and income annuities. Under these new rules, effective with respect to minimum distributions required for the 2006 distribution year, in general, the value of all benefits under a deferred annuity (including death benefits in excess of cash value, including the Enhanced Stepped-Up Provision, as well as all living benefits such as GMAB and GMWB, if available in your contract) must be added to the account value in computing the amount required to be distributed over the applicable period. We will provide you with additional information as to the amount of your interest in the Contract that is subject to required minimum distributions under this new rule

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

and either compute the required amount for you or offer to do so at your request. The new rules are not entirely clear and you should consult your personal tax advisor as to how these rules affect your Contract.

MINIMUM DISTRIBUTIONS FOR BENEFICIARIES UPON THE CONTRACT OWNER'S DEATH: Upon the death of the Contract Owner and/or Annuitant of a Qualified Contract, the funds remaining in the Contract must be completely withdrawn within five years from the date of death or minimum distributions may be taken over the life expectancy of the individual beneficiaries (or in the case of certain trusts that are contract beneficiaries, over the life expectancy of the individuals who are the beneficiaries of the trust), provided such distributions are payable at least annually and begin within one year from the date of death. Special rules apply where the beneficiary is the surviving spouse, which allow the spouse to assume the Contract and defer the minimum distribution requirements.

NOTE TO PARTICIPANTS IN QUALIFIED PLANS INCLUDING 401, 403(B), OR 408 (INCLUDING IRA OWNERS): While annual plan contribution limits may be increased from time to time by Congress and the IRS for federal income tax purposes, these limits must be adopted by each state for any higher limits to be effective at a state income tax level. In other words, the permissible contribution limits for federal and state income tax purposes may be different. Therefore, in certain states, a portion of the contributions may not be excludible or deductible from state income taxes. Please consult your employer or tax adviser regarding this issue.

INDIVIDUAL RETIREMENT ANNUITIES

To the extent of earned income for the year and not exceeding the applicable limit for the taxable year, an individual may make contributions, which in some cases may be deductible, to an individual retirement annuity (IRA). The applicable limit is $4,000 for calendar year 2007, $5,000 for 2008, and may be indexed for inflation in future years. Additional "catch-up contributions" may be made to an IRA by individuals age 50 or over. There are certain limits on the deductible amount based on the adjusted gross income of the individual and spouse and on their participation in a retirement plan. If an individual is married and the spouse is not employed, the individual may establish IRAs for the individual and spouse. Purchase Payments may then be made annually into IRAs for both spouses in the maximum amount of 100% of earned income up to a combined limit based on the individual limits outlined above.

Deductible contributions to an IRA and Roth IRA for the year must be aggregated for purposes of the individual Code Section 408A limits and the Code Section 219 limits (age 50+catch-up).

Partial or full distributions are treated as ordinary income, except that amounts contributed after 1986 on a non-deductible basis are not includable in income when distributed. An additional tax of 10% will apply to any taxable distribution from the IRA that is received by the participant before the age of 59 1/2 except by reason of death, disability or as part of a series of payments for life or life expectancy. Distributions must commence by April 1st of the calendar year after the close of the calendar year in which the individual attains the age of 70 1/2. Certain other mandatory distribution rules apply on the death of the individual. The individual must maintain personal and tax return records of any non-deductible contributions and distributions.

Section 408 (k) of the Code provides for the purchase of a Simplified Employee Pension (SEP) plan. A SEP is funded through an IRA and can accept an annual employer contribution limited to the lesser of $45,000 or 100% of pay for each participant in 2007.

ROTH IRAS

Effective January 1, 1998, Section 408A of the Code permits certain individuals to contribute to a Roth IRA. Eligibility to make contributions is based upon income, and the applicable limits vary based on marital status and/or whether the contribution is a rollover contribution from another IRA or an annual contribution. Contributions to a Roth IRA, which are subject to certain limitations, (similar to the annual limits for traditional IRAs), are not deductible and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. A conversion of "traditional" IRA to a Roth IRA may be subject to tax and other special rules apply. You should consult a tax adviser before combining any converted amounts with other Roth IRA contributions, including any other conversion amounts from other tax years.

Qualified distributions from a Roth IRA are tax-free. A qualified distribution requires that the Roth IRA has been held for at least 5 years, and the distribution is made after age 59 1/2, on death or disability of the owner, or for a limited amount ($10,000) for a qualified first time home purchase for the owner or certain relatives. Income tax and a 10%

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penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions) or (2) during five taxable years starting with the year in which the first contribution is made to the Roth IRA.

TSAS (ERISA AND NON-ERISA)

GENERAL. TSAs fall under sec.403(b) of the Code, which provides certain tax benefits to eligible employees of public school systems and organizations that are tax exempt under sec.501(c)(3) of the Code.

In general contributions to sec.403(b) arrangements are subject to limitations under sec.415(c) of the Code (the lesser of 100% of includable compensation or the applicable limit for the year).

Note: Proposed income tax regulations issued in November 2004 would require certain fundamental changes to these arrangements including (a) a requirement that there be a written plan document in addition to the annuity contract or sec.403(b)(7) custodial account, (b) significant restrictions on the ability for participants to direct proceeds between 403(b) annuity contracts and (c) additional restrictions on withdrawals of amounts attributable to contributions other than elective deferrals.

The proposed regulations will generally not be effective until taxable years beginning after December 31, 2007 at the earliest, and may not be relied on until issued in final form. However, certain aspects including a proposed prohibition on the use of life insurance contracts under 403(b) arrangements and rules affecting payroll taxes on certain types of contributions are currently effective unless revised or revoked in final regulations.

WITHDRAWALS AND INCOME PAYMENTS. If you are under 59 1/2, you cannot withdraw money from your TSA Contract unless the withdrawal:

     - Relates to purchase payments made prior to 1989 (and pre-1989 earnings on those purchase payments);

     - Is directly transferred to another permissible investment under sec.403(b) arrangements;

     -    Relates to amounts that are not salary reduction elective deferrals;

     - Occurs after you die, leave your job or become disabled (as defined by the Code); or

     - Is for financial hardship (but only to the extent of purchase payments) if your plan allows it.

DESIGNATED ROTH ACCOUNT FOR 403(B) PLANS. Effective January 1, 2006, employers that established and maintain a TSA/403(b) plan ("the Plan") may also establish a Qualified Roth Contribution Program under Section 402A of the Code ("Designated Roth Accounts") to accept after-tax contributions as part of the TSA plan. In accordance with our administrative procedures, we may permit these contributions to be made as purchase payments to a Section 403(b) Contract under the following conditions:

     (1) The employer maintaining the plan has demonstrated to our satisfaction that Designated Roth Accounts are permitted under the Plan.

     (2) In accordance with our administrative procedures, the amount of elective deferrals has been irrevocably designated as an after-tax contribution to the Designated Roth Account.

     (3) All state regulatory approvals have been obtained to permit the Contract to accept such after-tax elective deferral contributions (and, where permitted under the Qualified Roth Contribution Program and the Contract, rollovers and trustee-to-trustee transfers from other Designated Roth Accounts).

     (4) In accordance with our procedures and in a form satisfactory to us, we may accept rollovers from other funding vehicles under any Qualified Roth Contribution Program of the same type in which the employee participates as well as trustee-to-trustee transfers from other funding vehicles under the same Qualified Roth Contribution Program for which the participant is making elective deferral contributions to the Contract.

     (5) No other contribution types (including employer contributions, matching contributions, etc.) will be allowed as designated Roth contributions, unless they become permitted under the Code.

     (6) If permitted under the federal tax law, we may permit both pre-tax contributions under a 403(b) plan as well as after-tax contributions under the Plan's Qualified Roth Contribution Program to be made under the

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          same Contract as well as rollover contributions and contributions by trustee-to-trustee transfers. In such cases, we will account separately for the designated Roth contributions and the earnings thereon from the contributions and earnings made under the pre-tax TSA plan (whether made as elective deferrals, rollover contributions or trustee-to-trustee transfers). As between the pre-tax or traditional Plan and the Qualified Roth Contribution Program, we will allocate any living benefits or death benefits provided under the Contract on a reasonable basis, as permitted under the tax law.

     (7) We may refuse to accept contributions made as rollovers and trustee-to-trustee transfers, unless we are furnished with a breakdown as between participant contributions and earnings at the time of the contribution.

Many of the federal income tax rules pertaining to Designated Roth Accounts have not yet been finalized. Both you and your employer should consult their own tax and legal advisors prior to making or permitting contributions to be made to a Qualified Roth Contribution Program.

The following general tax rules are based on our understanding of the Code and any regulations issued through December 31, 2005, and are subject to change and to different interpretation as well as additional guidance in respect to areas not previously addressed:

The employer must permit contributions under a pre-tax 403(b) plan in order to permit contributions to be irrevocably designated and made part of a Qualified Roth Contribution Program.

Elective deferral contributions to the Designated Roth Account must be aggregated with all other elective deferral contributions made by a taxpayer for purposes of the individual Code Section 402(g) limits and the Code Section 414(v) limits (relating to age 50 and over catch-up contributions) as well as contribution limits that apply under the Plan.

In general, the same tax law rules with respect to restricted monies, triggering events and permitted distributions will apply to the Designated Roth Accounts under the Plan as apply to the traditional pre-tax accounts under the plan (e.g., death or disability of participant, severance from employment, attainment of age 59 1/2 and hardship withdrawals only with respect to contributions (if permitted under the Plan)).

If the amounts have been held under any Designated Roth Account of a participant for at least five years and are made on account of death, disability or after attainment of age 59 1/2, then any withdrawal, distribution or payment of these amounts is generally free of federal income tax ("Qualified Distributions").

Unlike Roth IRAs, withdrawal, distributions and payments that do not meet the five year rule will generally be taxed on a pro-rated basis with respect to earnings and after-tax contributions. The 10% penalty tax will generally apply on the same basis as a traditional pre-tax account under the Plan. Additionally, rollover distributions may only be made tax-free into another Designated Roth Account or into a Roth IRA.

Some states may not permit contributions to be made to a Qualified Roth Contribution Program or may require additional conforming legislation for these rules to become effective.

LOANS. If your TSA Contract permits loans, such loans will be made only from any Fixed Interest Account balance and only up to certain limits. In that case, we credit your Fixed Interest Account balance up to the amount of the outstanding loan balance with a rate of interest that is less than the interest rate we charge for the loan.

The Code and applicable income tax regulations limit the amount that may be borrowed from your Contract and all you employer plans in the aggregate and also require that loans be repaid, at a minimum, in scheduled level payments over a proscribed term.

Your Contract will indicated whether loans are permitted. The terms of the loan are governed by the Contract and loan agreement. Failure to satisfy loan limits under the Code or to make any scheduled payments according to the terms of your loan agreement and Federal tax law could have adverse tax consequences. Consult a tax advisor and read your loan agreement and Contract prior to taking any loan.

NON-QUALIFIED ANNUITY CONTRACTS

If you purchase the Contract on an individual basis with after-tax dollars and not under one of the programs described above, your Contract is referred to as non-qualified. As the owner of a non-qualified annuity, you do not receive any tax benefit (deduction or deferral of income) on Purchase Payments, but you will not be taxed on increases in the value of your Contract until a distribution occurs -- either as a withdrawal made prior to the Maturity Date or in the form of periodic Annuity Payments. As a general rule, there is income in the Contract (earnings) to the extent the Contract Value exceeds your investment in the Contract. The investment in the Contract equals the total Purchase Payments less any amount received previously which was excludible from gross income.

Generally, different tax rules apply to Annuity Payments than to withdrawals and payments received before the annuity starting date. When a withdrawal is made, you are taxed on the amount of the withdrawal that is considered earnings under federal tax laws.

Similarly, when you receive an Annuity Payment, part of each periodic payment is considered a return of your Purchase Payments and will not be taxed, but the remaining portion of the Annuity Payment (i.e., any earnings) will be considered ordinary income for federal income tax purposes. Annuity Payments are subject to an "excludable amount" or "exclusion ratio" which determines how much of each payment is treated as:

     -    a non-taxable return of your Purchase Payment; or

     -    a taxable payment of earnings.

We generally will tell you how much of each Annuity Payment is a non-taxable return of your Purchase Payments. However, it is possible that the IRS could conclude that the taxable portion of Annuity Payments under a non-qualified contract is an amount greater (or less) than the taxable amount determined by us and reported by us to you and the IRS. Generally, once the total amount treated as a non-taxable return of your Purchase Payments equals your Purchase Payments, then all remaining payments are fully taxable. We will withhold a portion of the taxable amount of your Annuity Payment for income taxes, unless you elect otherwise. The amount we withhold is determined by the Code.

Code Section 72(s) requires that non-qualified annuity contracts meet minimum mandatory distribution requirements upon the death of the Contract Owner, including the death of either of the Joint Owners. If these requirements are not met, the Contract will not be treated as an annuity contract for federal income tax purposes and earnings under the Contract will be taxable currently, not when distributed. The distribution required depends, among other things, upon whether an annuity option is elected or whether the succeeding Contract Owner is the surviving spouse. We will administer contracts in accordance with these rules and we will notify you when you should begin receiving payments. There is a more complete discussion of these rules in the SAI.

If a non-qualified annuity is owned by a non-natural person (e.g., a corporation), increases in the value of the Contract attributable to Purchase Payments made after February 28, 1986 are includable in income annually and taxed at ordinary income tax rates. Furthermore, for contracts issued after April 22, 1987, if the Contract is transferred to another person or entity without adequate consideration, all deferred increases in value will be treated as income for federal income tax purposes at the time of the transfer.

PARTIAL WITHDRAWALS: If you make a partial withdrawal of your Contract Value, the distribution generally will be taxed as first coming from earnings (income in the Contract) and then from your Purchase Payments. These withdrawn earnings are includable in your taxable income. (See Penalty Tax for Premature Distributions below.) Any direct or indirect borrowing against the value of the Contract or pledging of the Contract as security for a loan will be treated as a cash distribution under the tax law, and will have tax consequences in the year taken. It should be noted that there is no guidance as to the determination of the amount of income in a Contract if it is issued with a Guaranteed Minimum Withdrawal Benefit (GMWB). Therefore, you should consult with your tax adviser as to the potential tax consequences of a partial surrender if your Contract is issued with a GMWB.

PARTIAL ANNUITIZATIONS (IF AVAILABLE WITH YOUR CONTRACT): At the present time the IRS has not approved the use of an exclusion ratio or exclusion amount when only part of your Contract Value is applied to a payment option. Currently, we will treat the application of less than your entire Contract Value under a Non-qualified Contract to a payment option (i.e. taking Annuity Payments) as a taxable withdrawal for federal income tax purposes (which may also be subject to the 10% penalty tax if you are under age 59 1/2). We will then treat the amount of the withdrawal (after any deductions for taxes) as the purchase price of an income annuity and tax report the income payments received under that annuity under the rules for variable income annuities. Consult your tax attorney prior to partially annuitizing your Contract.

We will determine the excludable amount for each income payment under the Contract as a whole by using the rules applicable to variable income payments in general (i.e. by dividing your after-tax purchase price, as adjusted for any refund or guarantee feature, by the number of expected income payments from the appropriate IRS table). However, the IRS may determine that the excludable amount is different from our computation.

DIVERSIFICATION REQUIREMENTS FOR VARIABLE ANNUITIES

The Code requires that any non-qualified variable annuity contracts based on a Separate Account must meet specific diversification standards. Non-qualified variable annuity contracts shall not be treated as an annuity for federal income tax purposes if investments made in the account are not adequately diversified. Final tax regulations define how Separate Accounts must be diversified. The Company constantly monitors the diversification of investments and believes that its accounts are adequately diversified. The consequence of any failure to diversify is essentially the loss to the Contract Owner of tax-deferred treatment, requiring the current inclusion of a proportionate share of the income and gains from the Separate Account assets in the income of each Contract Owner. The Company intends to administer all contracts subject to this provision of law in a manner that will maintain adequate diversification.

OWNERSHIP OF THE INVESTMENTS

In certain circumstances, owners of variable annuity contracts have been considered to be the owners of the assets of the underlying Separate Account for federal income tax purposes due to their ability to exercise investment control over those assets. When this is the case, the Contract Owners have been currently taxed on income and gains attributable to the Separate Account assets. There is little guidance in this area, and some features of the Contract, such as the number of funds available and the flexibility of the Contract Owner to allocate premium payments and transfer amounts among the funding options, have not been addressed in public rulings. While we believe that the Contract does not give the Contract Owner investment control over Separate Account assets, we reserve the right to modify the Contract as necessary to prevent a Contract Owner from being treated as the owner of the Separate Account assets supporting the Contract.

TAXATION OF DEATH BENEFIT PROCEEDS

Amounts may be distributed from a Non-qualified Contract because of the death of an owner or Annuitant. Generally, such amounts are includable in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a full surrender of the Contract; or (ii) if distributed under a payment option, they are taxed in the same way as Annuity Payments.

OTHER TAX CONSIDERATIONS

TREATMENT OF CHARGES FOR OPTIONAL BENEFITS

The Contract may provide one or more optional enhanced death benefits or other minimum guaranteed benefit that in some cases may exceed the greater of purchase price or the Contract Value. It is possible that the Internal Revenue Service may take the position that the charges for the optional enhanced benefit(s) are deemed to be taxable distributions to you. Although we do not believe that a charge under such optional enhanced benefit should be treated as a taxable withdrawal, you should consult with your tax advisor before selecting any rider or endorsement to the Contract.

GUARANTEED MINIMUM WITHDRAWAL BENEFIT. If you have purchased a Guaranteed Minimum Withdrawal Benefit (GMWB), where otherwise made available, note the following:

The tax treatment of withdrawals under such a benefit is uncertain. It is conceivable that the amount of potential gain could be determined based on the remaining amounts guaranteed to be available for withdrawal at the time of the withdrawal if greater than the Contract Value (prior to withdrawal charges). This could result in a greater amount of taxable income in certain cases. In general, at the present time, MetLife intends to tax report such withdrawals using the Contract Value rather than the remaining benefit to determine gain. However, in cases where the maximum permitted withdrawal in any year under any version of the Guaranteed Minimum Withdrawal Benefit exceeds the Contract Value, the portion of the withdrawal treated as taxable gain (not to exceed the amount of the withdrawal) should be measured as the difference between the maximum permitted withdrawal amount under the benefit and the remaining after-tax basis immediately preceding the withdrawal.

In the event that the Contract Value goes to zero, and either the Remaining Benefit Base is paid out in fixed installments, we will treat such payments as income annuity payments under the tax law and allow recovery of any remaining basis ratably over the expected number of payments.

MetLife reserves the right to change its tax reporting practices where we determine that it is not in accordance with IRS guidance (whether formal or informal).

PUERTO RICO TAX CONSIDERATIONS

The Puerto Rico Internal Revenue Code of 1994 (the "1994 Code") taxes distributions from non-qualified annuity contracts differently than in the U.S. Distributions that are not in the form of an annuity (including partial surrenders and period certain payments) are treated under the 1994 Code first as a return of investment. Therefore, a substantial portion of the amounts distributed generally will be excluded from gross income for Puerto Rico tax purposes until the cumulative amount paid exceeds your tax basis. The amount of income on annuity distributions (payable over your lifetime) is also calculated differently under the 1994 Code. Since Puerto Rico residents are also subject to U.S. income tax on all income other than income sourced to Puerto Rico and the Internal Revenue Service issued guidance in 2004 which indicated that the income from an annuity contract issued by a U.S. life insurer would be considered U.S. source income, the timing of recognition of income from an annuity contract could vary between the two jurisdictions. Although the 1994 Code provides a credit against the Puerto Rico income tax for U.S. income taxes paid, an individual may not get full credit because of the timing differences. You should consult with a personal tax adviser regarding the tax consequences of purchasing an annuity contract and/or any proposed distribution, particularly a partial distribution or election to annuitize.

NON-RESIDENT ALIENS

Distributions to non resident aliens ("NRAs") are subject to special and complex tax and withholding rules under the Code with respect to U.S. source income, some of which are based upon the particular facts and circumstances of the Contract Owner, the beneficiary and the transaction itself. As stated above, the IRS has taken the position that income from the Contract received by NRAs is considered U.S. source income. In addition, Annuity Payments to NRAs in many countries are exempt from U.S. tax (or subject to lower rates) based upon a tax treaty, provided that the Contract Owner complies with the applicable requirements. NRAs should seek guidance from a tax adviser regarding their personal situation.

TAX CREDITS AND DEDUCTIONS

The Company may be entitled to certain tax benefits related to the assets of the Separate Account. These tax benefits, which may include foreign tax credits and corporate dividend received deductions, are not passed back to the Separate Account or to contract owners since the Company is the owner of the assets from which the tax benefits are derived.

                                OTHER INFORMATION

--------------------------------------------------------------------------------

Vintage XTRA (Series II) is a service mark of Citigroup, Inc. or its affiliates and is used by MetLife, Inc. and its affiliates under license.

THE INSURANCE COMPANIES

Please refer to your Contract to determine which Company issued your Contract.

MetLife Insurance Company of Connecticut is a stock insurance company chartered in 1863 in Connecticut and continuously engaged in the insurance business since that time. It is licensed to conduct life insurance business in all states of the United States, the District of Columbia, Puerto Rico, Guam, the U.S. and British Virgin Islands and the Bahamas. The Company is a wholly-owned subsidiary of MetLife, Inc., a publicly-traded company. MetLife, Inc., through its subsidiaries and affiliates, is a leading provider of insurance and other financial services to individual and institutional customers. The Company's Home Office is located at One Cityplace, Hartford, Connecticut 06103-3415.

MetLife Life and Annuity Company of Connecticut is a stock insurance company chartered in 1973 in Connecticut and continuously engaged in the insurance business since that time. It is licensed to conduct life insurance business in all states of the United States (except New York), the District of Columbia and Puerto Rico. The Company is an indirect wholly-owned subsidiary of MetLife, Inc., a publicly-traded company. The Company's Home Office is located at One Cityplace, Hartford, Connecticut 06103-3415.

FINANCIAL STATEMENTS

The financial statements for the Company and its Separate Account are located in the Statement of Additional Information.

DISTRIBUTION OF VARIABLE ANNUITY CONTRACTS

DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT. MetLife Insurance Company of Connecticut and MetLife Life and Annuity Company of Connecticut (together the "Company") have appointed MetLife Investors Distribution Company ("MLIDC") to serve as the principal underwriter and distributor of the securities offered through this Prospectus, pursuant to the terms of a Distribution and Principal Underwriting Agreement. Prior to October 20, 2006, the principal underwriter and distributor was MLI Distribution LLC, which merged with and into MLIDC on that date. MLIDC, which is an affiliate of the Company, also acts as the principal underwriter and distributor of other variable annuity contracts and variable life insurance policies issued by the Company and its affiliated companies. The Company reimburses MLIDC for expenses MLIDC incurs in distributing the Contracts (e.g. commissions payable to retail broker-dealers who sell the Contracts). MLIDC does not retain any fees under the Contracts; however, MLIDC may receive 12b-1 fees from the Underlying Funds.

MLIDC's principal executive offices are located at 5 Park Plaza, Suite 1900, Irvine, California 92614. MLIDC is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934, as well as the securities commissions in the states in which it operates, and is a member of the National Association of Securities Dealers, Inc. ("NASD").

MLIDC and the Company enter into selling agreements with affiliated and unaffiliated broker-dealers who are registered with the SEC and are members of the NASD, and with entities that may offer the Contracts but are exempt from registration. Applications for the Contract are solicited by registered representatives who are associated persons of such affiliated or unaffiliated broker-dealer firms. Such representatives act as appointed agents of the Company under applicable state insurance law and must be licensed to sell variable insurance products. The Company intends to offer the Contract in all jurisdictions where it is licensed to do business and where the Contract is approved. The Company no longer offers the Contracts to new purchasers, but it continues to accept purchase payments from existing Contract Owners.

COMPENSATION. Broker-dealers who have selling agreements with MLIDC and the Company are paid compensation for the promotion and sale of the Contracts. Registered representatives who solicit sales of the Contract typically receive a portion of the compensation payable to the broker-dealer firm. The amount the registered representative receives depends on the agreement between the firm and the registered representative. This agreement may also provide for the payment of other types of cash and non-cash compensation and other benefits. A broker-dealer firm or registered representative of a firm may receive different compensation for selling one product over another and/or may be inclined to favor one product provider over another product provider due to differing compensation rates.

We generally pay compensation as a percentage of purchase payments invested in the Contract. Alternatively, we may pay lower compensation on purchase payments but pay periodic asset-based compensation based on all or a portion of the Contract Value. The amount and timing of compensation may vary depending on the selling agreement but is not expected to exceed 7.50% of Purchase Payments (if up-front compensation is paid to registered representatives) and up to 1.50% annually of average Contract Value (if asset-based compensation is paid to registered representatives). We pay American Distributors, Inc., principal underwriter for the American Funds Insurance Series, a percentage of all Purchase Payments allocated to the funds in the American Funds Insurance Series for service it provides in marketing the funds' shares in connection with the Contract.

The Company and MLIDC have also entered into preferred distribution arrangements with certain broker-dealer firms. These arrangements are sometimes called "shelf space" arrangements. Under these arrangements, the Company and MLIDC pay separate, additional compensation to the broker-dealer firm for services the broker-dealer provides in connection with the distribution of the Company's products. These services may include providing the Company with access to the distribution network of the broker-dealer, the hiring and training of the broker-dealer's sales personnel, the sponsoring of conferences and seminars by the broker-dealer, or general marketing services performed by the broker-dealer. The broker-dealer may also provide other services or incur other costs in connection with distributing the Company's products.

These preferred distribution arrangements will not be offered to all broker-dealer firms and the terms of such arrangements may differ between broker-dealer firms. Compensation payable under such arrangements may be based on aggregate, net or anticipated sales of the Contracts, total assets attributable to sales of the Contract by registered representatives of the broker-dealer firm or based on the length of time that a Contract owner has owned the Contract. Any such compensation payable to a broker-dealer firm will be made by MLIDC or the Company out of their own assets and will not result in any additional direct charge to you. Such compensation may cause the broker-dealer firm and its registered representatives to favor the Company's products. The Company and MLIDC have entered into preferred distribution arrangements with their affiliate Tower Square Securities, Inc. and with the unaffiliated broker-dealer firms identified in the Statement of Additional Information. The Company and MLIDC may enter into similar arrangements with their other affiliates MetLife Securities, Inc. and/or Metropolitan Life Insurance Company, Walnut Street Securities, Inc. and New England Securities Corporation. See the "Statement of Additional Information -- DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT" for a list of the broker-dealer firms that received such additional compensation during 2006, as well as the range of additional compensation paid.

The Company and MLIDC have entered into selling agreements with certain broker-dealer firms that have an affiliate that acts as investment adviser or sub-adviser to one or more Underlying Funds which may be offered in the Contracts. These investment advisory firms include Fidelity Management & Research Company, Morgan Stanley Investment Advisers Inc., MetLife Investment Funds Management LLC, MetLife Advisers, LLC and Met Investors Advisory LLC. MetLife Investment Funds Management LLC, MetLife Advisers, LLC and MetLife Investors Advisory LLC are affiliates of the Company. Registered representatives of broker-dealer firms with an affiliated company acting as an adviser or a sub-adviser may favor these Funds when offering the Contracts.

SALES BY AFFILIATES OF THE COMPANY. The Company and MLIDC may offer the Contracts through retail broker-dealer firms that are affiliates of the Company, including Tower Square Securities, Inc., MetLife Securities, Inc. and/or Metropolitan Life Insurance Company, Walnut Street Securities, Inc. and New England Securities Corporation. The compensation paid to affiliated broker-dealer firms for sales of the Contracts is generally not expected to exceed, on a present value basis, the percentages described above. These broker-dealer firms pay their registered representatives all or a portion of the commissions received for their sales of Contracts; some firms may retain a portion of commissions. The amount the broker dealer firms pass on to their registered representatives is determined in accordance with their internal compensation programs. These programs may also include other types of cash compensation, such as bonuses, equity awards (such as stock options), training allowances, supplementary salary, financing arrangements, marketing support, medical and other insurance benefits, retirement benefits, non-qualified deferred compensation plans and other benefits. For registered representatives of certain affiliates, the amount of this additional cash compensation is based primarily on the amount of proprietary products sold and serviced by the representative. Proprietary products are those issued by the Company or its affiliates. The managers who supervise these registered representatives may also be entitled to additional cash compensation based on the sale of proprietary products by their representatives. Because the additional cash compensation paid to these registered representatives and their managers is primarily based on sales of proprietary products, these registered representatives and their managers have an incentive to favor the sale of proprietary products over other products issued by non-affiliates.

Registered representatives of our affiliates, MetLife Securities, Inc. and/or Metropolitan Life Insurance Company, receive cash payments for the products they sell and service based upon a 'gross dealer concession' model. The cash payment is equal to a percentage of the gross dealer concession. For MetLife registered representatives other than those in our MetLife Resources (MLR) Division, the percentage is determined by a formula that takes into consideration the amount of premiums and purchase payments applied to proprietary products that the registered representative sells and services. The percentage could be as high as 100%. (MLR registered representatives receive compensation based upon premiums and purchase payments applied to all products sold and serviced by the representative.) In addition, all MetLife registered representative are entitled to the additional compensation described above based on sales of proprietary products. Because sales of proprietary products are a factor determining the percentage of gross dealer concession and/or the amount of additional compensation to which MetLife registered representatives are entitled, they have an incentive to favor the sale of proprietary products. In addition, because their sales managers' compensation is based on the sales made by the representatives they supervise, these sales managers also have an incentive to favor the sale of proprietary products.

The Company's affiliates also offer their registered representatives and their managers non-cash compensation incentives, such as conferences, trips, prizes and awards. Other non-cash compensation payments may be made for other services that are not directly related to the sale of products. These payments may include support services in the form of recruitment and training of personnel, production of promotional materials and similar services.

CONFORMITY WITH STATE AND FEDERAL LAWS

The laws of the state in which we deliver a contract govern that Contract. Where a state has not approved a contract feature or funding option, it will not be available in that state. Any paid-up annuity, Cash Surrender Value or death benefits that are available under the Contract are not less than the minimum benefits required by the statutes of the state in which we delivered the Contract. We reserve the right to make any changes, including retroactive changes, in the Contract to the extent that the change is required to meet the requirements of any law or regulation issued by any governmental agency to which the Company, the Contract or the Contract Owner is subject.

VOTING RIGHTS

The Company is the legal owner of the shares of the Underlying Funds. However, we believe that when an Underlying Fund solicits proxies in conjunction with a vote of shareholders we are required to obtain from you and from other owners instructions on how to vote those shares. We will vote all shares, including those we may own on our own behalf, and those where we have not received instructions from Contract Owners, in the same proportion as shares for which we received voting instructions. The effect of this proportional voting is that a small number of contract owners may control the outcome of a vote. Should we determine that we are no longer required to comply with the above, we will vote the shares in our own right. In certain limited circumstances, and when permitted by law, we may disregard voting instructions. If we do disregard voting instructions, a summary of that action and the reasons for such action would be included in the next annual report to Contract Owners.

RESTRICTIONS ON FINANCIAL TRANSACTIONS

Federal laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to block a Contract Owner's ability to make certain transactions and thereby refuse to accept any request for transfers, withdrawals, surrenders, or death benefits, until the instructions are received from the appropriate regulator. We may also be required to provide additional information about you and your Contract to government regulators.

LEGAL PROCEEDINGS

In the ordinary course of business, the Company, similar to other life insurance companies, is involved in lawsuits (including class action lawsuits), arbitrations and other legal proceedings. Also, from time to time, state and federal regulators or other officials conduct formal and informal examinations or undertake other actions dealing with various aspects of the financial services and insurance industries. In some legal proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made.

It is not possible to predict with certainty the ultimate outcome of any pending legal proceeding or regulatory action. However, the Company does not believe any such action or proceeding will have a material adverse effect upon the Separate Account or upon the ability of MLIDC to perform its contract with the Separate Account or of the Company to meet its obligations under the Contracts.

                       THIS PAGE INTENTIONALLY LEFT BLANK.

                                   APPENDIX A

                         CONDENSED FINANCIAL INFORMATION

--------------------------------------------------------------------------------

                METLIFE OF CT FUND BD III FOR VARIABLE ANNUITIES
                      ACCUMULATION UNIT VALUES (IN DOLLARS)

The following Accumulation Unit Value ("AUV") information should be read in conjunction with the Separate Account's audited financial statement and notes, which are included in the Statement of Additional Information ("SAI"). The first table provides the AUV information for the MINIMUM Separate Account Charge available under the contract. The second table provides the AUV information for the MAXIMUM Separate Account Charge available under the contract. The Separate Account Charges that fall in between this range are included in the SAI, which is free of charge. You may request a copy of the SAI by calling the toll-free number found on the first page of this prospectus or by mailing in the coupon attached in Appendix E. Please refer to the Fee Table section of this prospectus for more information on Separate Account Charges.

                         SEPARATE ACCOUNT CHARGES 1.55%



                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


AllianceBernstein Variable Products Series Fund,
  Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02).................................  2006        1.266            1.323                --
                                                     2005        1.229            1.266            18,397
                                                     2004        1.122            1.229             1,134
                                                     2003        1.000            1.122                --

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)................................  2006        1.321            1.293                --
                                                     2005        1.168            1.321                --
                                                     2004        1.095            1.168                --
                                                     2003        1.000            1.095                --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)..........................................  2006        1.494            1.771           981,568
                                                     2005        1.330            1.494           919,518
                                                     2004        1.190            1.330           265,601
                                                     2003        1.000            1.190            24,552

  American Funds Growth Subaccount (Class 2)
  (12/99)..........................................  2006        1.459            1.584         3,495,960
                                                     2005        1.275            1.459         3,195,144
                                                     2004        1.151            1.275           948,771
                                                     2003        1.000            1.151                --

  American Funds Growth-Income Subaccount (Class 2)
  (3/00)...........................................  2006        1.301            1.476         4,301,602
                                                     2005        1.249            1.301         3,896,963
                                                     2004        1.149            1.249         1,091,818
                                                     2003        1.000            1.149            51,496

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


Capital Appreciation Fund
  Capital Appreciation Fund (5/00).................  2006        1.571            1.555                --
                                                     2005        1.350            1.571             2,536
                                                     2004        1.147            1.350                --
                                                     2003        1.000            1.147                --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (5/00)...........................................  2006        1.564            2.042                --
                                                     2005        1.482            1.564            84,460
                                                     2004        1.145            1.482                --
                                                     2003        1.000            1.145                --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)..............................  2006        1.311            1.425                --
                                                     2005        1.208            1.311            38,227
                                                     2004        1.074            1.208                --
                                                     2003        1.000            1.074                --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)..............................  2006        1.308            1.458                --
                                                     2005        1.206            1.308           464,382
                                                     2004        1.067            1.206            22,440
                                                     2003        1.000            1.067                --

Franklin Templeton Variable Insurance Products
  Trust
  FTVIPT Franklin Income Securities Subaccount
  (Class 2) (5/05).................................  2006        1.051            1.224           712,553
                                                     2005        1.000            1.051           578,931

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (4/00)......................  2006        1.353            1.448           158,620
                                                     2005        1.312            1.353           160,591
                                                     2004        1.195            1.312            99,869
                                                     2003        1.000            1.195            39,634

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)........................................  2006        1.352            1.576                --
                                                     2005        1.242            1.352           997,660
                                                     2004        1.120            1.242           350,111
                                                     2003        1.000            1.120            32,295

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)......................  2006        1.950            2.459           274,250
                                                     2005        1.554            1.950           222,775
                                                     2004        1.265            1.554            40,974
                                                     2003        1.000            1.265             4,046

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (4/00).................................  2006        1.491            1.783           513,491
                                                     2005        1.375            1.491           462,207
                                                     2004        1.178            1.375           123,692
                                                     2003        1.000            1.178                --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (5/02).................................  2006        1.425            1.709                --
                                                     2005        1.329            1.425           374,384
                                                     2004        1.164            1.329           129,232
                                                     2003        1.000            1.164                --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00)...................................  2006        1.497            1.670            48,294
                                                     2005        1.357            1.497            48,297
                                                     2004        1.144            1.357            38,247
                                                     2003        1.000            1.144                --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)....  2006        1.362            1.529                --
                                                     2005        1.330            1.362           354,916
                                                     2004        1.175            1.330            49,369
                                                     2003        1.000            1.175                --

Legg Mason Partners Investment Series
  LMPIS Dividend Strategy Subaccount (5/01)........  2006        1.104            1.282                --
                                                     2005        1.123            1.104                --
                                                     2004        1.104            1.123                --
                                                     2003        1.000            1.104                --

  LMPIS Premier Selections All Cap Growth
  Subaccount (5/01)................................  2006        1.223            1.293             6,613
                                                     2005        1.168            1.223             6,625
                                                     2004        1.153            1.168             5,559
                                                     2003        1.000            1.153                --

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunities Subaccount
  (5/01)...........................................  2006        1.454            1.617            41,321
                                                     2005        1.408            1.454            29,023
                                                     2004        1.237            1.408             8,122
                                                     2003        1.000            1.237                --

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (4/01).......  2006        1.281            1.490           157,290
                                                     2005        1.250            1.281           157,514
                                                     2004        1.172            1.250           158,621
                                                     2003        1.000            1.172                --

  LMPVPI Investors Subaccount (Class I) (5/01).....  2006        1.310            1.526            15,045
                                                     2005        1.249            1.310            16,862
                                                     2004        1.149            1.249                --
                                                     2003        1.000            1.149                --

  LMPVPI Small Cap Growth Subaccount (Class I)
  (3/01)...........................................  2006        1.451            1.611            55,257
                                                     2005        1.404            1.451            55,261
                                                     2004        1.239            1.404            33,580
                                                     2003        1.000            1.239                --

Legg Mason Partners Variable Portfolios II
  LMPVPII Appreciation Subaccount (4/00)...........  2006        1.234            1.395           681,919
                                                     2005        1.202            1.234           694,178
                                                     2004        1.122            1.202           119,369
                                                     2003        1.000            1.122                --

  LMPVPII Diversified Strategic Income Subaccount
  (2/01)...........................................  2006        1.124            1.167           122,634
                                                     2005        1.114            1.124           130,514
                                                     2004        1.059            1.114            83,592
                                                     2003        1.000            1.059                --

  LMPVPII Equity Index Subaccount (Class II)
  (2/01)...........................................  2006        1.261            1.430           121,614
                                                     2005        1.229            1.261           125,996
                                                     2004        1.132            1.229            24,820
                                                     2003        1.000            1.132                --

  LMPVPII Fundamental Value Subaccount (4/01)......  2006        1.287            1.481           404,504
                                                     2005        1.248            1.287           406,931
                                                     2004        1.171            1.248           234,554
                                                     2003        1.000            1.171           112,291

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount
  (9/03)...........................................  2006        1.003            1.028           994,921
                                                     2005        0.995            1.003           968,781
                                                     2004        0.999            0.995           274,938
                                                     2003        1.000            0.999                --

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  LMPVPIII Aggressive Growth Subaccount (12/99)....  2006        1.354            1.451         1,737,438
                                                     2005        1.232            1.354         1,285,092
                                                     2004        1.138            1.232           420,598
                                                     2003        1.000            1.138           148,383

  LMPVPIII High Income Subaccount (5/01)...........  2006        1.213            1.325           742,441
                                                     2005        1.200            1.213           705,117
                                                     2004        1.104            1.200           138,502
                                                     2003        1.000            1.104                --

  LMPVPIII Large Cap Growth Subaccount (11/99).....  2006        1.199            1.235           575,294
                                                     2005        1.157            1.199           557,052
                                                     2004        1.171            1.157           183,540
                                                     2003        1.000            1.171            59,809

  LMPVPIII Mid Cap Core Subaccount (11/99).........  2006        1.346            1.522           117,425
                                                     2005        1.262            1.346           126,407
                                                     2004        1.161            1.262            48,415
                                                     2003        1.000            1.161            35,990

  LMPVPIII Money Market Subaccount (7/00)..........  2006        1.002            1.032         1,049,836
                                                     2005        0.989            1.002         1,585,525
                                                     2004        0.996            0.989           291,360
                                                     2003        1.000            0.996                --

Legg Mason Partners Variable Portfolios IV
  LMPVPIV Multiple Discipline Subaccount-All Cap
  Growth and Value (10/02).........................  2006        1.231            1.377         1,181,596
                                                     2005        1.188            1.231         1,228,040
                                                     2004        1.131            1.188           586,708
                                                     2003        1.000            1.131            65,025

  LMPVPIV Multiple Discipline Subaccount-Balanced
  All Cap Growth and Value (10/02).................  2006        1.158            1.260         1,410,324
                                                     2005        1.128            1.158         1,443,199
                                                     2004        1.091            1.128           464,025
                                                     2003        1.000            1.091                --

  LMPVPIV Multiple Discipline Subaccount-Global All
  Cap Growth and Value (10/02).....................  2006        1.301            1.476           509,649
                                                     2005        1.240            1.301           520,959
                                                     2004        1.142            1.240            47,901
                                                     2003        1.000            1.142                --

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  LMPVPIV Multiple Discipline Subaccount-Large Cap
  Growth and Value (10/02).........................  2006        1.205            1.332           253,587
                                                     2005        1.182            1.205           247,003
                                                     2004        1.125            1.182            84,155
                                                     2003        1.000            1.125                --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class
  VC) (5/03).......................................  2006        1.289            1.488           531,038
                                                     2005        1.267            1.289           555,355
                                                     2004        1.143            1.267           110,727
                                                     2003        1.000            1.143                --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03)...........................................  2006        1.507            1.666           861,515
                                                     2005        1.415            1.507           766,283
                                                     2004        1.158            1.415           156,682
                                                     2003        1.000            1.158            50,861

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class
  A) (4/06)........................................  2006        1.460            1.546               367

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06)...........................................  2006        1.272            1.356             3,799

  MIST Harris Oakmark International Subaccount
  (Class A) (4/06) *...............................  2006        1.639            1.807           147,482

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)........................................  2006        1.555            1.595            10,409

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06).................................  2006        1.001            1.076         1,610,295

  MIST Lord Abbett Mid-Cap Value Subaccount (Class
  B) (5/06)........................................  2006        1.002            1.072            15,418

  MIST Met/AIM Capital Appreciation Subaccount
  (Class A) (4/06).................................  2006        1.362            1.346            76,275

  MIST Met/AIM Small Cap Growth Subaccount (Class
  A) (4/06)........................................  2006        1.308            1.299             3,652

  MIST MFS(R) Value Subaccount (Class A) (4/06)....  2006        1.270            1.404           455,481

  MIST Neuberger Berman Real Estate Subaccount
  (Class A) (4/06).................................  2006        1.003            1.221           193,764

  MIST Pioneer Fund Subaccount (Class A) (4/06)....  2006        1.368            1.472            30,382

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06)...........................................  2006        1.118            1.178            56,636

  MIST Pioneer Strategic Income Subaccount (Class
  A) (4/06)........................................  2006        1.218            1.262           774,697

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  MIST Third Avenue Small Cap Value Subaccount
  (Class B) (4/06).................................  2006        1.003            1.029         1,261,199

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)........................................  2006        1.368            1.336            45,948

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06)...........................................  2006        1.033            1.072           170,596

  MSF Capital Guardian U.S. Equity Subaccount
  (Class A) (4/06).................................  2006        1.275            1.311                --

  MSF FI Large Cap Subaccount (Class A) (4/06).....  2006        1.302            1.321           135,526

  MSF FI Value Leaders Subaccount (Class D)
  (4/06)...........................................  2006        1.327            1.362            78,084

  MSF MetLife Aggressive Allocation Subaccount
  (4/06)...........................................  2006        1.002            1.061                --

  MSF MetLife Conservative Allocation Subaccount
  (4/06)...........................................  2006        1.001            1.043                --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)................................  2006        1.002            1.050           250,385

  MSF MetLife Moderate Allocation Subaccount
  (4/06)...........................................  2006        1.002            1.055            89,638

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)................................  2006        1.002            1.060            34,076

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06)...........................................  2006        1.242            1.328         2,149,446

  MSF Oppenheimer Global Equity Subaccount (Class
  B) (4/06) *......................................  2006        0.996            1.051           754,555

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06).................................  2006        0.998            1.069                --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)....................................  2006        1.130            1.120         1,672,277
                                                     2005        1.124            1.130         1,595,604
                                                     2004        1.048            1.124            71,606
                                                     2003        1.000            1.048                --

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)....................................  2006        1.070            1.093         3,415,819
                                                     2005        1.060            1.070         3,029,108
                                                     2004        1.027            1.060           490,262
                                                     2003        1.000            1.027           197,225

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/01).......................................  2006        1.495            1.880            23,608
                                                     2005        1.353            1.495            23,608
                                                     2004        1.183            1.353            23,608
                                                     2003        1.000            1.183            23,608

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01)...........................................  2006        1.623            1.874            88,851
                                                     2005        1.540            1.623            90,687
                                                     2004        1.239            1.540            42,778
                                                     2003        1.000            1.239                --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/01)...........................................  2006        1.279            1.362                --
                                                     2005        1.194            1.279            76,214
                                                     2004        1.139            1.194            41,500
                                                     2003        1.000            1.139                --

  Travelers Equity Income Subaccount (4/00)........  2006        1.263            1.327                --
                                                     2005        1.228            1.263           140,237
                                                     2004        1.135            1.228            65,694
                                                     2003        1.000            1.135                --

  Travelers Large Cap Subaccount (11/99)...........  2006        1.264            1.302                --
                                                     2005        1.181            1.264            57,974
                                                     2004        1.126            1.181            42,333
                                                     2003        1.000            1.126                --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)................................  2006        1.078            1.146                --
                                                     2005        1.000            1.078                --

  Travelers Managed Allocation Series: Conservative
  Subaccount (8/05)................................  2006        1.031            1.035                --
                                                     2005        1.022            1.031                --

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)................................  2006        1.046            1.084                --
                                                     2005        1.002            1.046            89,997

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).....................  2006        1.065            1.111                --
                                                     2005        1.000            1.065            30,759

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (5/05)...................  2006        1.038            1.058                --
                                                     2005        1.000            1.038           237,088

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  Travelers Managed Income Subaccount (5/01).......  2006        1.042            1.033                --
                                                     2005        1.044            1.042           171,548
                                                     2004        1.031            1.044            88,769
                                                     2003        1.000            1.031            26,120

  Travelers Mercury Large Cap Core Subaccount
  (8/00)...........................................  2006        1.375            1.460                --
                                                     2005        1.246            1.375                --
                                                     2004        1.092            1.246                --
                                                     2003        1.000            1.092                --

  Travelers MFS(R) Mid Cap Growth Subaccount
  (5/00)...........................................  2006        1.293            1.368                --
                                                     2005        1.274            1.293            45,948
                                                     2004        1.134            1.274                --
                                                     2003        1.000            1.134                --

  Travelers MFS(R) Total Return Subaccount (6/00)..  2006        1.202            1.242                --
                                                     2005        1.186            1.202         2,009,291
                                                     2004        1.081            1.186           178,242
                                                     2003        1.000            1.081           111,833

  Travelers MFS(R) Value Subaccount (5/04).........  2006        1.175            1.270                --
                                                     2005        1.121            1.175           443,734
                                                     2004        1.000            1.121             5,479

  Travelers Mondrian International Stock Subaccount
  (5/00)...........................................  2006        1.427            1.639                --
                                                     2005        1.323            1.427           134,364
                                                     2004        1.161            1.323            18,552
                                                     2003        1.000            1.161                --

  Travelers Pioneer Fund Subaccount (5/03).........  2006        1.290            1.368                --
                                                     2005        1.236            1.290            24,737
                                                     2004        1.129            1.236            13,934
                                                     2003        1.000            1.129                --

  Travelers Pioneer Mid Cap Value Subaccount
  (6/05)...........................................  2006        1.062            1.118                --
                                                     2005        1.020            1.062             9,705

  Travelers Pioneer Strategic Income Subaccount
  (5/00)...........................................  2006        1.206            1.218                --
                                                     2005        1.181            1.206           523,775
                                                     2004        1.081            1.181            39,846
                                                     2003        1.000            1.081                --

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  Travelers Strategic Equity Subaccount (11/99)....  2006        1.220            1.273                --
                                                     2005        1.214            1.220            79,169
                                                     2004        1.119            1.214            35,718
                                                     2003        1.000            1.119                --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (5/05)................................  2006        1.136            1.308                --
                                                     2005        1.000            1.136             3,655

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)................................  2006        1.109            1.272                --
                                                     2005        0.987            1.109                --

  Travelers Van Kampen Enterprise Subaccount
  (8/00)...........................................  2006        1.228            1.275                --
                                                     2005        1.157            1.228                --
                                                     2004        1.131            1.157                --
                                                     2003        1.000            1.131                --

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (4/00)........................................  2006        1.252            1.268            62,390
                                                     2005        1.178            1.252            62,305
                                                     2004        1.118            1.178            57,806
                                                     2003        1.000            1.118                --

Variable Insurance Products Fund
  VIP Contrafund(R) Subaccount (Service Class)
  (12/99)..........................................  2006        1.494            1.641           902,505
                                                     2005        1.298            1.494           854,842
                                                     2004        1.143            1.298           101,498
                                                     2003        1.000            1.143            12,014

  VIP Mid Cap Subaccount (Service Class 2) (5/01)..  2006        1.712            1.895           885,308
                                                     2005        1.473            1.712           812,104
                                                     2004        1.200            1.473            61,601
                                                     2003        1.000            1.200                --

                       SEPARATE ACCOUNT CHARGES 2.50% (B)



                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


AllianceBernstein Variable Products Series Fund,
  Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02).................................  2006        1.102            1.148               --
                                                     2005        1.080            1.102               --
                                                     2004        1.000            1.080               --

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)................................  2006        1.184            1.148               --
                                                     2005        1.057            1.184               --
                                                     2004        1.000            1.057               --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)..........................................  2006        1.238            1.454           15,955
                                                     2005        1.112            1.238           15,965
                                                     2004        1.000            1.112               --

  American Funds Growth Subaccount (Class 2)
  (12/99)..........................................  2006        1.230            1.322            2,891
                                                     2005        1.085            1.230            2,896
                                                     2004        1.000            1.085               --

  American Funds Growth-Income Subaccount (Class 2)
  (3/00)...........................................  2006        1.098            1.234           48,031
                                                     2005        1.064            1.098           40,942
                                                     2004        1.000            1.064               --

Capital Appreciation Fund
  Capital Appreciation Fund (5/00).................  2006        1.347            1.329               --
                                                     2005        1.168            1.347               --
                                                     2004        1.000            1.168               --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (5/00)...........................................  2006        1.345            1.740               --
                                                     2005        1.287            1.345               --
                                                     2004        1.000            1.287               --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)..............................  2006        1.199            1.300               --
                                                     2005        1.116            1.199               --
                                                     2004        1.000            1.116               --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)..............................  2006        1.201            1.335               --
                                                     2005        1.118            1.201               --
                                                     2004        1.000            1.118               --

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


Franklin Templeton Variable Insurance Products
  Trust
  FTVIPT Franklin Income Securities Subaccount
  (Class 2) (5/05).................................  2006        1.045            1.205               --
                                                     2005        1.000            1.045               --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (4/00)......................  2006        1.108            1.175           10,423
                                                     2005        1.084            1.108           10,423
                                                     2004        1.000            1.084               --

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)........................................  2006        1.185            1.369               --
                                                     2005        1.099            1.185               --
                                                     2004        1.000            1.099               --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)......................  2006        1.567            1.957           20,200
                                                     2005        1.260            1.567           20,213
                                                     2004        1.000            1.260               --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (4/00).................................  2006        1.241            1.470           11,943
                                                     2005        1.155            1.241           11,951
                                                     2004        1.000            1.155               --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (5/02).................................  2006        1.188            1.411               --
                                                     2005        1.119            1.188               --
                                                     2004        1.000            1.119               --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00)...................................  2006        1.234            1.363               --
                                                     2005        1.129            1.234               --
                                                     2004        1.000            1.129               --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)....  2006        1.141            1.271               --
                                                     2005        1.125            1.141               --
                                                     2004        1.000            1.125               --

Legg Mason Partners Investment Series
  LMPIS Dividend Strategy Subaccount (5/01)........  2006        0.988            1.137               --
                                                     2005        1.015            0.988               --
                                                     2004        1.000            1.015               --

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  LMPIS Premier Selections All Cap Growth
  Subaccount (5/01)................................  2006        1.063            1.113               --
                                                     2005        1.025            1.063               --
                                                     2004        1.000            1.025               --

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunities Subaccount
  (5/01)...........................................  2006        1.195            1.316           14,666
                                                     2005        1.168            1.195           14,679
                                                     2004        1.000            1.168               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (4/01).......  2006        1.072            1.235               --
                                                     2005        1.056            1.072               --
                                                     2004        1.000            1.056               --

  LMPVPI Investors Subaccount (Class I) (5/01).....  2006        1.121            1.293               --
                                                     2005        1.079            1.121               --
                                                     2004        1.000            1.079               --

  LMPVPI Small Cap Growth Subaccount (Class I)
  (3/01)...........................................  2006        1.192            1.311               --
                                                     2005        1.165            1.192               --
                                                     2004        1.000            1.165               --

Legg Mason Partners Variable Portfolios II
  LMPVPII Appreciation Subaccount (4/00)...........  2006        1.074            1.202               --
                                                     2005        1.056            1.074               --
                                                     2004        1.000            1.056               --

  LMPVPII Diversified Strategic Income Subaccount
  (2/01)...........................................  2006        1.070            1.100               --
                                                     2005        1.069            1.070               --
                                                     2004        1.000            1.069               --

  LMPVPII Equity Index Subaccount (Class II)
  (2/01)...........................................  2006        1.087            1.220               --
                                                     2005        1.069            1.087               --
                                                     2004        1.000            1.069               --

  LMPVPII Fundamental Value Subaccount (4/01)......  2006        1.080            1.231            9,129
                                                     2005        1.057            1.080            9,134
                                                     2004        1.000            1.057               --

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount
  (9/03)...........................................  2006        0.995            1.011               --
                                                     2005        0.997            0.995               --
                                                     2004        1.000            0.997               --

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  LMPVPIII Aggressive Growth Subaccount (12/99)....  2006        1.160            1.231           27,739
                                                     2005        1.065            1.160           27,746
                                                     2004        1.000            1.065               --

  LMPVPIII High Income Subaccount (5/01)...........  2006        1.085            1.174               --
                                                     2005        1.084            1.085               --
                                                     2004        1.000            1.084               --

  LMPVPIII Large Cap Growth Subaccount (11/99).....  2006        1.015            1.036               --
                                                     2005        0.989            1.015               --
                                                     2004        1.000            0.989               --

  LMPVPIII Mid Cap Core Subaccount (11/99).........  2006        1.155            1.294               --
                                                     2005        1.094            1.155               --
                                                     2004        1.000            1.094               --

  LMPVPIII Money Market Subaccount (7/00)..........  2006        0.995            1.016               --
                                                     2005        0.993            0.995               --
                                                     2004        1.000            0.993               --

Legg Mason Partners Variable Portfolios IV
  LMPVPIV Multiple Discipline Subaccount-All Cap
  Growth and Value (10/02).........................  2006        1.065            1.181               --
                                                     2005        1.038            1.065               --
                                                     2004        1.000            1.038               --

  LMPVPIV Multiple Discipline Subaccount-Balanced
  All Cap Growth and Value (10/02).................  2006        1.048            1.129          219,668
                                                     2005        1.030            1.048          189,241
                                                     2004        1.000            1.030               --

  LMPVPIV Multiple Discipline Subaccount-Global All
  Cap Growth and Value (10/02).....................  2006        1.107            1.244               --
                                                     2005        1.066            1.107               --
                                                     2004        1.000            1.066               --

  LMPVPIV Multiple Discipline Subaccount-Large Cap
  Growth and Value (10/02).........................  2006        1.042            1.141               --
                                                     2005        1.032            1.042               --
                                                     2004        1.000            1.032               --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class
  VC) (5/03).......................................  2006        1.106            1.266            8,894
                                                     2005        1.099            1.106            8,901
                                                     2004        1.000            1.099               --

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03)...........................................  2006        1.224            1.340           27,364
                                                     2005        1.160            1.224           20,818
                                                     2004        1.000            1.160               --

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class
  A) (4/06)........................................  2006        1.299            1.368               --

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06)...........................................  2006        1.260            1.335               --

  MIST Harris Oakmark International Subaccount
  (Class A) (4/06) *...............................  2006        1.400            1.533           13,954

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)........................................  2006        1.329            1.354               --

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06).................................  2006        1.001            1.069               --

  MIST Lord Abbett Mid-Cap Value Subaccount (Class
  B) (5/06)........................................  2006        1.002            1.065               --

  MIST Met/AIM Capital Appreciation Subaccount
  (Class A) (4/06).................................  2006        1.187            1.165               --

  MIST Met/AIM Small Cap Growth Subaccount (Class
  A) (4/06)........................................  2006        1.296            1.279               --

  MIST MFS(R) Value Subaccount (Class A) (4/06)....  2006        1.259            1.383            4,779

  MIST Neuberger Berman Real Estate Subaccount
  (Class A) (4/06).................................  2006        1.003            1.213               --

  MIST Pioneer Fund Subaccount (Class A) (4/06)....  2006        1.195            1.277               --

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06)...........................................  2006        1.108            1.160               --

  MIST Pioneer Strategic Income Subaccount (Class
  A) (4/06)........................................  2006        1.123            1.156               --

  MIST Third Avenue Small Cap Value Subaccount
  (Class B) (4/06).................................  2006        1.003            1.023               --

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)........................................  2006        1.137            1.104               --

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06)...........................................  2006        1.004            1.036               --

  MSF Capital Guardian U.S. Equity Subaccount
  (Class A) (4/06).................................  2006        1.127            1.152               --

  MSF FI Large Cap Subaccount (Class A) (4/06).....  2006        1.141            1.150               --

  MSF FI Value Leaders Subaccount (Class D)
  (4/06)...........................................  2006        1.176            1.199               --

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  MSF MetLife Aggressive Allocation Subaccount
  (4/06)...........................................  2006        1.002            1.054           15,771

  MSF MetLife Conservative Allocation Subaccount
  (4/06)...........................................  2006        1.001            1.036               --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)................................  2006        1.002            1.043               --

  MSF MetLife Moderate Allocation Subaccount
  (4/06)...........................................  2006        1.002            1.048               --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)................................  2006        1.002            1.053              464

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06)...........................................  2006        1.132            1.202           21,714

  MSF Oppenheimer Global Equity Subaccount (Class
  B) (4/06) *......................................  2006        0.996            1.045               --

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06).................................  2006        0.998            1.062               --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)....................................  2006        1.062            1.043           36,960
                                                     2005        1.067            1.062           36,983
                                                     2004        1.000            1.067               --

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)....................................  2006        1.043            1.056           39,409
                                                     2005        1.043            1.043           23,897
                                                     2004        1.000            1.043               --

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/01).......................................  2006        1.267            1.579               --
                                                     2005        1.158            1.267               --
                                                     2004        1.000            1.158               --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01)...........................................  2006        1.244            1.424            3,585
                                                     2005        1.192            1.244            3,590
                                                     2004        1.000            1.192               --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/01)...........................................  2006        1.118            1.187               --
                                                     2005        1.054            1.118               --
                                                     2004        1.000            1.054               --

  Travelers Equity Income Subaccount (4/00)........  2006        1.122            1.176               --
                                                     2005        1.101            1.122               --
                                                     2004        1.000            1.101               --

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  Travelers Large Cap Subaccount (11/99)...........  2006        1.111            1.141               --
                                                     2005        1.048            1.111               --
                                                     2004        1.000            1.048               --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)................................  2006        1.072            1.136               --
                                                     2005        1.000            1.072           13,915

  Travelers Managed Allocation Series: Conservative
  Subaccount (8/05)................................  2006        1.025            1.025               --
                                                     2005        1.019            1.025               --

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)................................  2006        1.041            1.075               --
                                                     2005        1.002            1.041               --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).....................  2006        1.059            1.101               --
                                                     2005        1.000            1.059              424

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (5/05)...................  2006        1.032            1.049               --
                                                     2005        1.000            1.032               --

  Travelers Managed Income Subaccount (5/01).......  2006        1.016            1.004               --
                                                     2005        1.028            1.016               --
                                                     2004        1.000            1.028               --

  Travelers Mercury Large Cap Core Subaccount
  (8/00)...........................................  2006        1.227            1.299               --
                                                     2005        1.123            1.227               --
                                                     2004        1.000            1.123               --

  Travelers MFS(R) Mid Cap Growth Subaccount
  (5/00)...........................................  2006        1.078            1.137               --
                                                     2005        1.073            1.078               --
                                                     2004        1.000            1.073               --

  Travelers MFS(R) Total Return Subaccount (6/00)..  2006        1.099            1.132               --
                                                     2005        1.095            1.099            7,334
                                                     2004        1.000            1.095               --

  Travelers MFS(R) Value Subaccount (5/04).........  2006        1.168            1.259               --
                                                     2005        1.125            1.168            4,785
                                                     2004        1.000            1.125               --

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  Travelers Mondrian International Stock Subaccount
  (5/00)...........................................  2006        1.222            1.400               --
                                                     2005        1.144            1.222           13,954
                                                     2004        1.000            1.144               --

  Travelers Pioneer Fund Subaccount (5/03).........  2006        1.129            1.195               --
                                                     2005        1.092            1.129               --
                                                     2004        1.000            1.092               --

  Travelers Pioneer Mid Cap Value Subaccount
  (6/05)...........................................  2006        1.056            1.108               --
                                                     2005        1.019            1.056               --

  Travelers Pioneer Strategic Income Subaccount
  (5/00)...........................................  2006        1.115            1.123               --
                                                     2005        1.103            1.115               --
                                                     2004        1.000            1.103               --

  Travelers Strategic Equity Subaccount (11/99)....  2006        1.092            1.136               --
                                                     2005        1.097            1.092               --
                                                     2004        1.000            1.097               --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (5/05)................................  2006        1.129            1.296               --
                                                     2005        1.000            1.129               --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)................................  2006        1.102            1.260               --
                                                     2005        0.986            1.102               --

  Travelers Van Kampen Enterprise Subaccount
  (8/00)...........................................  2006        1.089            1.127               --
                                                     2005        1.036            1.089               --
                                                     2004        1.000            1.036               --

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (4/00)........................................  2006        1.114            1.117            5,206
                                                     2005        1.058            1.114            5,206
                                                     2004        1.000            1.058               --

Variable Insurance Products Fund
  VIP Contrafund(R) Subaccount (Service Class)
  (12/99)..........................................  2006        1.261            1.373            4,415
                                                     2005        1.107            1.261            4,424
                                                     2004        1.000            1.107               --

  VIP Mid Cap Subaccount (Service Class 2) (5/01)..  2006        1.411            1.547            3,312
                                                     2005        1.226            1.411            3,317
                                                     2004        1.000            1.226               --

* We are currently waiving a portion of the Mortality and Expense Risk charge for this Subaccount. Please see "Fee Table -- Annual Separate Account Charges" for more information.

The date next to each funding option name reflects the date money first came into the funding option through the Separate Account.

Funding options not listed above had no amounts allocated to them or were not available as of December 31, 2006.

Number of Units Outstanding at End of Year may include units for Contract Owners in payout phase, where appropriate.

If an accumulation unit value has no assets and units across all sub-accounts within the Separate Account, and has had no assets and units for the history displayed on the Condensed Financial Information in the past, then it may not be displayed.

Variable Funding Option mergers and substitutions that occurred between January 1, 2005 and December 31, 2006, are displayed below. Please see Appendix C for more information on Variable Funding Option name changes, mergers and substitutions.

Effective on or about 02/25/2005, The Travelers Series Trust-MFS Emerging Growth Portfolio merged into The Travelers Series Trust-MFS Mid Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Alliance Bernstein Variable Products Series Fund-AllianceBernstein Growth and Income Portfolio was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Alliance Bernstein Variable Products Series Fund-AllianceBernstein Large Cap Growth Portfolio was replaced by Metropolitan Series Fund, Inc.-T. Rowe Price Large Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Capital Appreciation Fund merged into Met Investors Series Trust-Janus Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Delaware VIP Trust-Delaware VIP REIT Series was replaced by Met Investors Series Trust-Neuberger Berman Real Estate Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Global Allocation Portfolio was replaced by Metropolitan Series Fund, Inc.-Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Value Opportunities VI Fund was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton Variable Insurance Products Trust-Mutual Shares Securities Fund was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton Variable Insurance Products Trust-Templeton Growth Securities Fund was replaced by Metropolitan Series Fund, Inc.-Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-AIM Capital Appreciation Portfolio merged into Met Investors Series Trust-MET/AIM Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Equity Income Portfolio merged into Metropolitan Series Fund, Inc.-FI Value Leaders Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Large Cap Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Aggressive Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Aggressive Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Conservative Portfolio merged into Metropolitan Series Fund, Inc.- MetLife Conservative Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Moderate Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate-Aggressive Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Moderate to Aggressive Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate-Conservative Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Conservative to Moderate Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Mercury Large Cap Core Portfolio merged into Met Investors Series Trust-Mercury Large-Cap Core Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Mid Cap Growth Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Aggressive Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Total Return Portfolio merged into Metropolitan Series Fund, Inc.-MFS(R) Total Return Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Value Portfolio merged into Met Investors Series Trust-MFS(R) Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Mondrian International Stock Portfolio merged into Met Investors Series Trust-Harris Oakmark International Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Fund Portfolio merged into Met Investors Series Trust-Pioneer Fund Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Mid-Cap Value Portfolio merged into Met Investors Series Trust-Pioneer Mid-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Strategic Income Portfolio merged into Met Investors Series Trust-Pioneer Strategic Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Strategic Equity Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Style Focus Series:
Small Cap Growth Portfolio merged into Met Investors Series Trust-MET/AIM Small Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Style Focus Series:
Small Cap Value Portfolio merged into Met Investors Series Trust-Dreman Small-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Travelers Managed Income Portfolio merged into Metropolitan Series Fund, Inc..-BlackRock Bond Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Van Kampen Enterprise Portfolio merged into Metropolitan Series Fund, Inc.-Capital Guardian U.S. Equity Portfolio and is no longer available as a funding option.

Effective on or about 11/13/2006, Lazard Retirement Series, Inc.-Lazard Retirement Small Cap Portfolio was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

                                   APPENDIX B

                         CONDENSED FINANCIAL INFORMATION

--------------------------------------------------------------------------------

                 METLIFE OF CT FUND BD IV FOR VARIABLE ANNUITIES
                      ACCUMULATION UNIT VALUES (IN DOLLARS)

The following Accumulation Unit Value ("AUV") information should be read in conjunction with the Separate Account's audited financial statement and notes, which are included in the Statement of Additional Information ("SAI"). The first table provides the AUV information for the MINIMUM Separate Account Charge available under the contract. The second table provides the AUV information for the MAXIMUM Separate Account Charge available under the contract. The Separate Account Charges that fall in between this range are included in the SAI, which is free of charge. You may request a copy of the SAI by calling the toll-free number found on the first page of this prospectus or by mailing in the coupon attached in Appendix E. Please refer to the Fee Table section of this prospectus for more information on Separate Account Charges.

                         SEPARATE ACCOUNT CHARGES 1.55%



                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


AllianceBernstein Variable Products Series Fund,
  Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02).................................  2006        1.266            1.323                --
                                                     2005        1.229            1.266             9,913
                                                     2004        1.122            1.229             4,609
                                                     2003        1.000            1.122                --

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)................................  2006        1.321            1.293                --
                                                     2005        1.168            1.321                --
                                                     2004        1.095            1.168                --
                                                     2003        1.000            1.095                --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)..........................................  2006        1.494            1.771           422,203
                                                     2005        1.330            1.494           479,708
                                                     2004        1.190            1.330           400,538
                                                     2003        1.000            1.190            42,005

  American Funds Growth Subaccount (Class 2)
  (11/99)..........................................  2006        1.459            1.584         2,033,562
                                                     2005        1.275            1.459         2,116,122
                                                     2004        1.151            1.275         1,285,673
                                                     2003        1.000            1.151           254,192

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)..........................................  2006        1.301            1.476         2,393,571
                                                     2005        1.249            1.301         2,389,748
                                                     2004        1.149            1.249         1,589,364
                                                     2003        1.000            1.149           227,254

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


Capital Appreciation Fund
  Capital Appreciation Fund (5/00).................  2006        1.571            1.555                --
                                                     2005        1.350            1.571            17,457
                                                     2004        1.147            1.350                --
                                                     2003        1.000            1.147                --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/00)...........................................  2006        1.564            2.042                --
                                                     2005        1.482            1.564             5,030
                                                     2004        1.145            1.482                --
                                                     2003        1.000            1.145                --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)..............................  2006        1.311            1.425                --
                                                     2005        1.208            1.311             2,136
                                                     2004        1.074            1.208                --
                                                     2003        1.000            1.074                --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)..............................  2006        1.308            1.458                --
                                                     2005        1.206            1.308            54,084
                                                     2004        1.067            1.206            20,057
                                                     2003        1.000            1.067                --

Franklin Templeton Variable Insurance Products
  Trust
  FTVIPT Franklin Income Securities Subaccount
  (Class 2) (5/05).................................  2006        1.051            1.224            87,283
                                                     2005        1.028            1.051            39,493

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).....................  2006        1.353            1.448           208,841
                                                     2005        1.312            1.353           210,472
                                                     2004        1.195            1.312           253,598
                                                     2003        1.000            1.195            14,061

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)........................................  2006        1.352            1.576                --
                                                     2005        1.242            1.352           342,680
                                                     2004        1.120            1.242           111,096
                                                     2003        1.000            1.120            36,855

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)......................  2006        1.950            2.459           162,784
                                                     2005        1.554            1.950           203,708
                                                     2004        1.265            1.554            36,684
                                                     2003        1.000            1.265                --

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)................................  2006        1.491            1.783           311,088
                                                     2005        1.375            1.491           320,922
                                                     2004        1.178            1.375            63,124
                                                     2003        1.000            1.178                --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (6/02).................................  2006        1.425            1.709                --
                                                     2005        1.329            1.425           136,463
                                                     2004        1.164            1.329             7,952
                                                     2003        1.000            1.164                --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00)...................................  2006        1.497            1.670            21,248
                                                     2005        1.357            1.497             9,669
                                                     2004        1.144            1.357                --
                                                     2003        1.000            1.144                --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)....  2006        1.362            1.529                --
                                                     2005        1.330            1.362            61,287
                                                     2004        1.175            1.330             5,180
                                                     2003        1.000            1.175                --

Legg Mason Partners Investment Series
  LMPIS Dividend Strategy Subaccount (5/01)........  2006        1.104            1.282            37,066
                                                     2005        1.123            1.104            35,460
                                                     2004        1.104            1.123                --
                                                     2003        1.000            1.104                --

  LMPIS Premier Selections All Cap Growth
  Subaccount (5/01)................................  2006        1.223            1.293                --
                                                     2005        1.168            1.223                --
                                                     2004        1.153            1.168                --
                                                     2003        1.000            1.153                --

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunities Subaccount
  (5/01)...........................................  2006        1.454            1.617            20,283
                                                     2005        1.408            1.454            20,614
                                                     2004        1.237            1.408             5,954
                                                     2003        1.000            1.237                --

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)......  2006        1.281            1.490           104,082
                                                     2005        1.250            1.281           104,427
                                                     2004        1.172            1.250            70,783
                                                     2003        1.000            1.172            66,409

  LMPVPI Investors Subaccount (Class I) (11/99)....  2006        1.310            1.526            12,144
                                                     2005        1.249            1.310            11,994
                                                     2004        1.149            1.249             2,893
                                                     2003        1.000            1.149                --

  LMPVPI Small Cap Growth Subaccount (Class I)
  (11/99)..........................................  2006        1.451            1.611            26,736
                                                     2005        1.404            1.451            26,742
                                                     2004        1.239            1.404            23,832
                                                     2003        1.000            1.239            20,816

Legg Mason Partners Variable Portfolios II
  LMPVPII Appreciation Subaccount (11/99)..........  2006        1.234            1.395           595,993
                                                     2005        1.202            1.234           561,913
                                                     2004        1.122            1.202           406,156
                                                     2003        1.000            1.122            22,558

  LMPVPII Diversified Strategic Income Subaccount
  (11/99)..........................................  2006        1.124            1.167           135,234
                                                     2005        1.114            1.124           197,303
                                                     2004        1.059            1.114           206,006
                                                     2003        1.000            1.059            31,509

  LMPVPII Equity Index Subaccount (Class II)
  (11/99)..........................................  2006        1.261            1.430           367,996
                                                     2005        1.229            1.261           350,374
                                                     2004        1.132            1.229           172,339
                                                     2003        1.000            1.132            30,412

  LMPVPII Fundamental Value Subaccount (11/99).....  2006        1.287            1.481           199,573
                                                     2005        1.248            1.287           210,593
                                                     2004        1.171            1.248           166,277
                                                     2003        1.000            1.171            42,225

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount
  (9/03)...........................................  2006        1.003            1.028           646,188
                                                     2005        0.995            1.003           783,523
                                                     2004        0.999            0.995           545,645
                                                     2003        1.000            0.999           100,362

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  LMPVPIII Aggressive Growth Subaccount (11/99)....  2006        1.354            1.451           610,772
                                                     2005        1.232            1.354           571,526
                                                     2004        1.138            1.232           344,503
                                                     2003        1.000            1.138           137,904

  LMPVPIII High Income Subaccount (11/99)..........  2006        1.213            1.325           337,944
                                                     2005        1.200            1.213           416,550
                                                     2004        1.104            1.200           277,946
                                                     2003        1.000            1.104             3,470

  LMPVPIII Large Cap Growth Subaccount (11/99).....  2006        1.199            1.235           367,703
                                                     2005        1.157            1.199           405,906
                                                     2004        1.171            1.157           150,328
                                                     2003        1.000            1.171            76,777

  LMPVPIII Mid Cap Core Subaccount (11/99).........  2006        1.346            1.522             9,950
                                                     2005        1.262            1.346            12,390
                                                     2004        1.161            1.262            18,996
                                                     2003        1.000            1.161            14,157

  LMPVPIII Money Market Subaccount (11/99).........  2006        1.002            1.032         1,454,418
                                                     2005        0.989            1.002         1,231,934
                                                     2004        0.996            0.989           431,217
                                                     2003        1.000            0.996            11,254

Legg Mason Partners Variable Portfolios IV
  LMPVPIV Multiple Discipline Subaccount-All Cap
  Growth and Value (10/02).........................  2006        1.231            1.377         1,500,840
                                                     2005        1.188            1.231         1,788,724
                                                     2004        1.131            1.188         1,341,726
                                                     2003        1.000            1.131           184,912

  LMPVPIV Multiple Discipline Subaccount-Balanced
  All Cap Growth and Value (10/02).................  2006        1.158            1.260         1,754,295
                                                     2005        1.128            1.158         1,856,659
                                                     2004        1.091            1.128         1,328,505
                                                     2003        1.000            1.091            77,813

  LMPVPIV Multiple Discipline Subaccount-Global All
  Cap Growth and Value (10/02).....................  2006        1.301            1.476           684,479
                                                     2005        1.240            1.301           693,875
                                                     2004        1.142            1.240           397,332
                                                     2003        1.000            1.142                --

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  LMPVPIV Multiple Discipline Subaccount-Large Cap
  Growth and Value (11/02).........................  2006        1.205            1.332           198,376
                                                     2005        1.182            1.205           200,295
                                                     2004        1.125            1.182           201,745
                                                     2003        1.000            1.125            27,801

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class
  VC) (5/03).......................................  2006        1.289            1.488           184,211
                                                     2005        1.267            1.289           142,853
                                                     2004        1.143            1.267            85,538
                                                     2003        1.000            1.143            75,228

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03)...........................................  2006        1.507            1.666           276,285
                                                     2005        1.415            1.507           295,763
                                                     2004        1.158            1.415           137,212
                                                     2003        1.000            1.158             9,197

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class
  A) (4/06)........................................  2006        1.460            1.546                --

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06)...........................................  2006        1.272            1.356            25,817

  MIST Harris Oakmark International Subaccount
  (Class A) (4/06) *...............................  2006        1.639            1.807           184,187

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)........................................  2006        1.555            1.595            17,457

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06).................................  2006        1.001            1.076           444,127

  MIST Lord Abbett Mid-Cap Value Subaccount (Class
  B) (5/06)........................................  2006        1.015            1.072                --

  MIST Met/AIM Capital Appreciation Subaccount
  (Class A) (4/06).................................  2006        1.362            1.346            24,789

  MIST Met/AIM Small Cap Growth Subaccount (Class
  A) (4/06)........................................  2006        1.308            1.299             9,415

  MIST MFS(R) Value Subaccount (Class A) (4/06)....  2006        1.270            1.404           241,705

  MIST Neuberger Berman Real Estate Subaccount
  (Class A) (4/06).................................  2006        1.003            1.221            10,537

  MIST Pioneer Fund Subaccount (Class A) (4/06)....  2006        1.368            1.472            72,975

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06)...........................................  2006        1.118            1.178                --

  MIST Pioneer Strategic Income Subaccount (Class
  A) (4/06)........................................  2006        1.218            1.262           259,037

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  MIST Third Avenue Small Cap Value Subaccount
  (Class B) (4/06).................................  2006        1.003            1.029           177,062

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)........................................  2006        1.368            1.336            75,606

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06)...........................................  2006        1.033            1.072           745,959

  MSF Capital Guardian U.S. Equity Subaccount
  (Class A) (4/06).................................  2006        1.275            1.311             2,024

  MSF FI Large Cap Subaccount (Class A) (4/06).....  2006        1.302            1.321            18,218

  MSF FI Value Leaders Subaccount (Class D)
  (4/06)...........................................  2006        1.327            1.362           323,791

  MSF MetLife Aggressive Allocation Subaccount
  (4/06)...........................................  2006        1.002            1.061            10,058

  MSF MetLife Conservative Allocation Subaccount
  (4/06)...........................................  2006        1.001            1.043                --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)................................  2006        1.002            1.050           143,088

  MSF MetLife Moderate Allocation Subaccount
  (4/06)...........................................  2006        1.002            1.055           224,338

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)................................  2006        1.002            1.060            71,018

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06)...........................................  2006        1.242            1.328           619,921

  MSF Oppenheimer Global Equity Subaccount (Class
  B) (4/06) *......................................  2006        0.996            1.051           352,579

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06).................................  2006        0.998            1.069                --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)....................................  2006        1.130            1.120           358,757
                                                     2005        1.124            1.130           319,081
                                                     2004        1.048            1.124           123,851
                                                     2003        1.000            1.048            23,365

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)....................................  2006        1.070            1.093         1,215,883
                                                     2005        1.060            1.070         1,142,261
                                                     2004        1.027            1.060           817,340
                                                     2003        1.000            1.027           236,561

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/01).......................................  2006        1.495            1.880                --
                                                     2005        1.353            1.495                --
                                                     2004        1.183            1.353                --
                                                     2003        1.000            1.183             9,809

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01)...........................................  2006        1.623            1.874            50,176
                                                     2005        1.540            1.623            52,239
                                                     2004        1.239            1.540            20,094
                                                     2003        1.000            1.239            20,094

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/01)...........................................  2006        1.279            1.362                --
                                                     2005        1.194            1.279            24,792
                                                     2004        1.139            1.194            19,007
                                                     2003        1.000            1.139                --

  Travelers Equity Income Subaccount (11/99).......  2006        1.263            1.327                --
                                                     2005        1.228            1.263           394,333
                                                     2004        1.135            1.228           325,993
                                                     2003        1.000            1.135            69,396

  Travelers Large Cap Subaccount (11/99)...........  2006        1.264            1.302                --
                                                     2005        1.181            1.264            14,609
                                                     2004        1.126            1.181             5,191
                                                     2003        1.000            1.126             5,614

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)................................  2006        1.078            1.146                --
                                                     2005        1.007            1.078                --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)................................  2006        1.031            1.035                --
                                                     2005        1.000            1.031                --

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)................................  2006        1.046            1.084                --
                                                     2005        1.000            1.046           173,944

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).....................  2006        1.065            1.111                --
                                                     2005        0.999            1.065            26,645

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05)...................  2006        1.038            1.058                --
                                                     2005        1.008            1.038                --

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  Travelers Managed Income Subaccount (11/99)......  2006        1.042            1.033                --
                                                     2005        1.044            1.042           793,924
                                                     2004        1.031            1.044           206,790
                                                     2003        1.000            1.031            27,413

  Travelers Mercury Large Cap Core Subaccount
  (11/99)..........................................  2006        1.375            1.460                --
                                                     2005        1.246            1.375                --
                                                     2004        1.092            1.246                --
                                                     2003        1.000            1.092                --

  Travelers MFS(R) Mid Cap Growth Subaccount
  (5/00)...........................................  2006        1.293            1.368                --
                                                     2005        1.274            1.293            75,606
                                                     2004        1.134            1.274                --
                                                     2003        1.000            1.134                --

  Travelers MFS(R) Total Return Subaccount
  (11/99)..........................................  2006        1.202            1.242                --
                                                     2005        1.186            1.202           612,546
                                                     2004        1.081            1.186           397,389
                                                     2003        1.000            1.081            16,891

  Travelers MFS(R) Value Subaccount (7/04).........  2006        1.175            1.270                --
                                                     2005        1.121            1.175           250,194
                                                     2004        0.994            1.121            30,121

  Travelers Mondrian International Stock Subaccount
  (5/00)...........................................  2006        1.427            1.639                --
                                                     2005        1.323            1.427           257,082
                                                     2004        1.161            1.323            31,915
                                                     2003        1.000            1.161             2,995

  Travelers Pioneer Fund Subaccount (5/03).........  2006        1.290            1.368                --
                                                     2005        1.236            1.290            73,004
                                                     2004        1.129            1.236             7,358
                                                     2003        1.000            1.129             6,024

  Travelers Pioneer Mid Cap Value Subaccount
  (5/05)...........................................  2006        1.062            1.118                --
                                                     2005        1.000            1.062                --

  Travelers Pioneer Strategic Income Subaccount
  (6/00)...........................................  2006        1.206            1.218                --
                                                     2005        1.181            1.206           212,582
                                                     2004        1.081            1.181            35,789
                                                     2003        1.000            1.081                --

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  Travelers Strategic Equity Subaccount (11/99)....  2006        1.220            1.273                --
                                                     2005        1.214            1.220             3,506
                                                     2004        1.119            1.214                --
                                                     2003        1.000            1.119                --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)................................  2006        1.136            1.308                --
                                                     2005        1.032            1.136             9,415

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)................................  2006        1.109            1.272                --
                                                     2005        1.000            1.109             9,646

  Travelers Van Kampen Enterprise Subaccount
  (11/99)..........................................  2006        1.228            1.275                --
                                                     2005        1.157            1.228               893
                                                     2004        1.131            1.157               896
                                                     2003        1.000            1.131                --

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (11/99).......................................  2006        1.252            1.268                --
                                                     2005        1.178            1.252             2,191
                                                     2004        1.118            1.178            39,155
                                                     2003        1.000            1.118             2,197

Variable Insurance Products Fund
  VIP Contrafund(R) Subaccount (Service Class)
  (11/99)..........................................  2006        1.494            1.641           522,604
                                                     2005        1.298            1.494           394,637
                                                     2004        1.143            1.298            52,591
                                                     2003        1.000            1.143            24,487

  VIP Mid Cap Subaccount (Service Class 2) (5/01)..  2006        1.712            1.895           216,298
                                                     2005        1.473            1.712           188,340
                                                     2004        1.200            1.473            68,250
                                                     2003        1.000            1.200            38,077

                       SEPARATE ACCOUNT CHARGES 2.50% (B)



                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


AllianceBernstein Variable Products Series Fund,
  Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02).................................  2006        1.102            1.148               --
                                                     2005        1.080            1.102           18,757
                                                     2004        1.000            1.080               --

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)................................  2006        1.184            1.148               --
                                                     2005        1.057            1.184               --
                                                     2004        1.000            1.057               --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)..........................................  2006        1.238            1.454            3,838
                                                     2005        1.112            1.238              686
                                                     2004        1.000            1.112               --

  American Funds Growth Subaccount (Class 2)
  (11/99)..........................................  2006        1.230            1.322           16,452
                                                     2005        1.085            1.230            5,824
                                                     2004        1.000            1.085               --

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)..........................................  2006        1.098            1.234            4,514
                                                     2005        1.064            1.098              780
                                                     2004        1.000            1.064               --

Capital Appreciation Fund
  Capital Appreciation Fund (5/00).................  2006        1.347            1.329               --
                                                     2005        1.168            1.347               --
                                                     2004        1.000            1.168               --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/00)...........................................  2006        1.345            1.740               --
                                                     2005        1.287            1.345            5,334
                                                     2004        1.000            1.287               --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)..............................  2006        1.199            1.300               --
                                                     2005        1.116            1.199               --
                                                     2004        1.000            1.116               --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)..............................  2006        1.201            1.335               --
                                                     2005        1.118            1.201               --
                                                     2004        1.000            1.118               --

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


Franklin Templeton Variable Insurance Products
  Trust
  FTVIPT Franklin Income Securities Subaccount
  (Class 2) (5/05).................................  2006        1.045            1.205               --
                                                     2005        1.027            1.045               --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).....................  2006        1.108            1.175               --
                                                     2005        1.084            1.108               --
                                                     2004        1.000            1.084               --

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)........................................  2006        1.185            1.369               --
                                                     2005        1.099            1.185               --
                                                     2004        1.000            1.099               --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)......................  2006        1.567            1.957               --
                                                     2005        1.260            1.567               --
                                                     2004        1.000            1.260               --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)................................  2006        1.241            1.470            5,516
                                                     2005        1.155            1.241               --
                                                     2004        1.000            1.155               --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (6/02).................................  2006        1.188            1.411               --
                                                     2005        1.119            1.188               --
                                                     2004        1.000            1.119               --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00)...................................  2006        1.234            1.363               --
                                                     2005        1.129            1.234               --
                                                     2004        1.000            1.129               --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)....  2006        1.141            1.271               --
                                                     2005        1.125            1.141               --
                                                     2004        1.000            1.125               --

Legg Mason Partners Investment Series
  LMPIS Dividend Strategy Subaccount (5/01)........  2006        0.988            1.137               --
                                                     2005        1.015            0.988               --
                                                     2004        1.000            1.015               --

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  LMPIS Premier Selections All Cap Growth
  Subaccount (5/01)................................  2006        1.063            1.113               --
                                                     2005        1.025            1.063               --
                                                     2004        1.000            1.025               --

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunities Subaccount
  (5/01)...........................................  2006        1.195            1.316               --
                                                     2005        1.168            1.195               --
                                                     2004        1.000            1.168               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)......  2006        1.072            1.235               --
                                                     2005        1.056            1.072               --
                                                     2004        1.000            1.056               --

  LMPVPI Investors Subaccount (Class I) (11/99)....  2006        1.121            1.293               --
                                                     2005        1.079            1.121               --
                                                     2004        1.000            1.079               --

  LMPVPI Small Cap Growth Subaccount (Class I)
  (11/99)..........................................  2006        1.192            1.311               --
                                                     2005        1.165            1.192               --
                                                     2004        1.000            1.165               --

Legg Mason Partners Variable Portfolios II
  LMPVPII Appreciation Subaccount (11/99)..........  2006        1.074            1.202            6,488
                                                     2005        1.056            1.074               --
                                                     2004        1.000            1.056               --

  LMPVPII Diversified Strategic Income Subaccount
  (11/99)..........................................  2006        1.070            1.100               --
                                                     2005        1.069            1.070               --
                                                     2004        1.000            1.069               --

  LMPVPII Equity Index Subaccount (Class II)
  (11/99)..........................................  2006        1.087            1.220               --
                                                     2005        1.069            1.087               --
                                                     2004        1.000            1.069               --

  LMPVPII Fundamental Value Subaccount (11/99).....  2006        1.080            1.231               --
                                                     2005        1.057            1.080               --
                                                     2004        1.000            1.057               --

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount
  (9/03)...........................................  2006        0.995            1.011               --
                                                     2005        0.997            0.995               --
                                                     2004        1.000            0.997               --

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  LMPVPIII Aggressive Growth Subaccount (11/99)....  2006        1.160            1.231               --
                                                     2005        1.065            1.160               --
                                                     2004        1.000            1.065               --

  LMPVPIII High Income Subaccount (11/99)..........  2006        1.085            1.174               --
                                                     2005        1.084            1.085               --
                                                     2004        1.000            1.084               --

  LMPVPIII Large Cap Growth Subaccount (11/99).....  2006        1.015            1.036               --
                                                     2005        0.989            1.015               --
                                                     2004        1.000            0.989               --

  LMPVPIII Mid Cap Core Subaccount (11/99).........  2006        1.155            1.294               --
                                                     2005        1.094            1.155               --
                                                     2004        1.000            1.094               --

  LMPVPIII Money Market Subaccount (11/99).........  2006        0.995            1.016               --
                                                     2005        0.993            0.995               --
                                                     2004        1.000            0.993               --

Legg Mason Partners Variable Portfolios IV
  LMPVPIV Multiple Discipline Subaccount-All Cap
  Growth and Value (10/02).........................  2006        1.065            1.181           16,933
                                                     2005        1.038            1.065           16,944
                                                     2004        1.000            1.038               --

  LMPVPIV Multiple Discipline Subaccount-Balanced
  All Cap Growth and Value (10/02).................  2006        1.048            1.129               --
                                                     2005        1.030            1.048               --
                                                     2004        1.000            1.030               --

  LMPVPIV Multiple Discipline Subaccount-Global All
  Cap Growth and Value (10/02).....................  2006        1.107            1.244           10,989
                                                     2005        1.066            1.107           10,997
                                                     2004        1.000            1.066               --

  LMPVPIV Multiple Discipline Subaccount-Large Cap
  Growth and Value (11/02).........................  2006        1.042            1.141               --
                                                     2005        1.032            1.042               --
                                                     2004        1.000            1.032               --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class
  VC) (5/03).......................................  2006        1.106            1.266               --
                                                     2005        1.099            1.106               --
                                                     2004        1.000            1.099               --

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03)...........................................  2006        1.224            1.340           19,227
                                                     2005        1.160            1.224           19,889
                                                     2004        1.000            1.160               --

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class
  A) (4/06)........................................  2006        1.299            1.368            7,396

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06)...........................................  2006        1.260            1.335               --

  MIST Harris Oakmark International Subaccount
  (Class A) (4/06) *...............................  2006        1.400            1.533               --

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)........................................  2006        1.329            1.354               --

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06).................................  2006        1.001            1.069           20,849

  MIST Lord Abbett Mid-Cap Value Subaccount (Class
  B) (5/06)........................................  2006        1.015            1.065               --

  MIST Met/AIM Capital Appreciation Subaccount
  (Class A) (4/06).................................  2006        1.187            1.165               --

  MIST Met/AIM Small Cap Growth Subaccount (Class
  A) (4/06)........................................  2006        1.296            1.279               --

  MIST MFS(R) Value Subaccount (Class A) (4/06)....  2006        1.259            1.383               --

  MIST Neuberger Berman Real Estate Subaccount
  (Class A) (4/06).................................  2006        1.003            1.213            7,371

  MIST Pioneer Fund Subaccount (Class A) (4/06)....  2006        1.195            1.277               --

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06)...........................................  2006        1.108            1.160               --

  MIST Pioneer Strategic Income Subaccount (Class
  A) (4/06)........................................  2006        1.123            1.156               --

  MIST Third Avenue Small Cap Value Subaccount
  (Class B) (4/06).................................  2006        1.003            1.023               --

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)........................................  2006        1.137            1.104               --

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06)...........................................  2006        1.004            1.036               --

  MSF Capital Guardian U.S. Equity Subaccount
  (Class A) (4/06).................................  2006        1.127            1.152               --

  MSF FI Large Cap Subaccount (Class A) (4/06).....  2006        1.141            1.150               --

  MSF FI Value Leaders Subaccount (Class D)
  (4/06)...........................................  2006        1.176            1.199               --

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  MSF MetLife Aggressive Allocation Subaccount
  (4/06)...........................................  2006        1.002            1.054            6,489

  MSF MetLife Conservative Allocation Subaccount
  (4/06)...........................................  2006        1.001            1.036               --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)................................  2006        1.002            1.043               --

  MSF MetLife Moderate Allocation Subaccount
  (4/06)...........................................  2006        1.002            1.048               --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)................................  2006        1.002            1.053               --

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06)...........................................  2006        1.132            1.202           15,665

  MSF Oppenheimer Global Equity Subaccount (Class
  B) (4/06) *......................................  2006        0.996            1.045               --

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06).................................  2006        0.998            1.062               --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)....................................  2006        1.062            1.043            5,543
                                                     2005        1.067            1.062            5,547
                                                     2004        1.000            1.067               --

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)....................................  2006        1.043            1.056            8,906
                                                     2005        1.043            1.043               --
                                                     2004        1.000            1.043               --

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/01).......................................  2006        1.267            1.579               --
                                                     2005        1.158            1.267               --
                                                     2004        1.000            1.158               --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01)...........................................  2006        1.244            1.424               --
                                                     2005        1.192            1.244               --
                                                     2004        1.000            1.192               --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/01)...........................................  2006        1.118            1.187               --
                                                     2005        1.054            1.118               --
                                                     2004        1.000            1.054               --

  Travelers Equity Income Subaccount (11/99).......  2006        1.122            1.176               --
                                                     2005        1.101            1.122               --
                                                     2004        1.000            1.101               --

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  Travelers Large Cap Subaccount (11/99)...........  2006        1.111            1.141               --
                                                     2005        1.048            1.111               --
                                                     2004        1.000            1.048               --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)................................  2006        1.072            1.136               --
                                                     2005        1.007            1.072            5,724

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)................................  2006        1.025            1.025               --
                                                     2005        1.000            1.025               --

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)................................  2006        1.041            1.075               --
                                                     2005        1.000            1.041               --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).....................  2006        1.059            1.101               --
                                                     2005        0.999            1.059               --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05)...................  2006        1.032            1.049               --
                                                     2005        1.007            1.032               --

  Travelers Managed Income Subaccount (11/99)......  2006        1.016            1.004               --
                                                     2005        1.028            1.016               --
                                                     2004        1.000            1.028               --

  Travelers Mercury Large Cap Core Subaccount
  (11/99)..........................................  2006        1.227            1.299               --
                                                     2005        1.123            1.227               --
                                                     2004        1.000            1.123               --

  Travelers MFS(R) Mid Cap Growth Subaccount
  (5/00)...........................................  2006        1.078            1.137               --
                                                     2005        1.073            1.078               --
                                                     2004        1.000            1.073               --

  Travelers MFS(R) Total Return Subaccount
  (11/99)..........................................  2006        1.099            1.132               --
                                                     2005        1.095            1.099           16,388
                                                     2004        1.000            1.095               --

  Travelers MFS(R) Value Subaccount (7/04).........  2006        1.168            1.259               --
                                                     2005        1.125            1.168               --
                                                     2004        1.002            1.125               --

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  Travelers Mondrian International Stock Subaccount
  (5/00)...........................................  2006        1.222            1.400               --
                                                     2005        1.144            1.222               --
                                                     2004        1.000            1.144               --

  Travelers Pioneer Fund Subaccount (5/03).........  2006        1.129            1.195               --
                                                     2005        1.092            1.129               --
                                                     2004        1.000            1.092               --

  Travelers Pioneer Mid Cap Value Subaccount
  (5/05)...........................................  2006        1.056            1.108               --
                                                     2005        1.000            1.056               --

  Travelers Pioneer Strategic Income Subaccount
  (6/00)...........................................  2006        1.115            1.123               --
                                                     2005        1.103            1.115               --
                                                     2004        1.000            1.103               --

  Travelers Strategic Equity Subaccount (11/99)....  2006        1.092            1.136               --
                                                     2005        1.097            1.092               --
                                                     2004        1.000            1.097               --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)................................  2006        1.129            1.296               --
                                                     2005        1.031            1.129               --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)................................  2006        1.102            1.260               --
                                                     2005        1.000            1.102               --

  Travelers Van Kampen Enterprise Subaccount
  (11/99)..........................................  2006        1.089            1.127               --
                                                     2005        1.036            1.089               --
                                                     2004        1.000            1.036               --

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (11/99).......................................  2006        1.114            1.117               --
                                                     2005        1.058            1.114               --
                                                     2004        1.000            1.058               --

Variable Insurance Products Fund
  VIP Contrafund(R) Subaccount (Service Class)
  (11/99)..........................................  2006        1.261            1.373           11,477
                                                     2005        1.107            1.261           12,007
                                                     2004        1.000            1.107               --

  VIP Mid Cap Subaccount (Service Class 2) (5/01)..  2006        1.411            1.547            3,122
                                                     2005        1.226            1.411               --
                                                     2004        1.000            1.226               --

* We are currently waiving a portion of the Mortality and Expense Risk charge for this Subaccount. Please see "Fee The date next to each funding option name reflects the date money first came into the funding option through the Separate Account.

Funding options not listed above had no amounts allocated to them or were not available as of December 31, 2006.

Number of Units Outstanding at End of Year may include units for Contract Owners in payout phase, where appropriate.

If an accumulation unit value has no assets and units across all sub-accounts within the Separate Account, and has had no assets and units for the history displayed on the Condensed Financial Information in the past, then it may not be displayed.

Variable Funding Option mergers and substitutions that occurred between January 1, 2005 and December 31, 2006, are displayed below. Please see Appendix C for more information on Variable Funding Option name changes, mergers and substitutions.

Effective on or about 02/25/2005, The Travelers Series Trust-MFS Emerging Growth Portfolio merged into The Travelers Series Trust-MFS Mid Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Alliance Bernstein Variable Products Series Fund-AllianceBernstein Growth and Income Portfolio was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Alliance Bernstein Variable Products Series Fund-AllianceBernstein Large Cap Growth Portfolio was replaced by Metropolitan Series Fund, Inc.-T. Rowe Price Large Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Capital Appreciation Fund merged into Met Investors Series Trust-Janus Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Delaware VIP Trust-Delaware VIP REIT Series was replaced by Met Investors Series Trust-Neuberger Berman Real Estate Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Global Allocation Portfolio was replaced by Metropolitan Series Fund, Inc.-Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Value Opportunities VI Fund was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton Variable Insurance Products Trust-Mutual Shares Securities Fund was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton Variable Insurance Products Trust-Templeton Growth Securities Fund was replaced by Metropolitan Series Fund, Inc.-Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-AIM Capital Appreciation Portfolio merged into Met Investors Series Trust-MET/AIM Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Equity Income Portfolio merged into Metropolitan Series Fund, Inc.-FI Value Leaders Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Large Cap Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Aggressive Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Aggressive Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Conservative Portfolio merged into Metropolitan Series Fund, Inc.- MetLife Conservative Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Moderate Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate-Aggressive Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Moderate to Aggressive Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate-Conservative Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Conservative to Moderate Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Mercury Large Cap Core Portfolio merged into Met Investors Series Trust-Mercury Large-Cap Core Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Mid Cap Growth Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Aggressive Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Total Return Portfolio merged into Metropolitan Series Fund, Inc.-MFS(R) Total Return Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Value Portfolio merged into Met Investors Series Trust-MFS(R) Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Mondrian International Stock Portfolio merged into Met Investors Series Trust-Harris Oakmark International Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Fund Portfolio merged into Met Investors Series Trust-Pioneer Fund Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Mid-Cap Value Portfolio merged into Met Investors Series Trust-Pioneer Mid-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Strategic Income Portfolio merged into Met Investors Series Trust-Pioneer Strategic Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Strategic Equity Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Style Focus Series:
Small Cap Growth Portfolio merged into Met Investors Series Trust-MET/AIM Small Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Style Focus Series:
Small Cap Value Portfolio merged into Met Investors Series Trust-Dreman Small-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Travelers Managed Income Portfolio merged into Metropolitan Series Fund, Inc..-BlackRock Bond Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Van Kampen Enterprise Portfolio merged into Metropolitan Series Fund, Inc.-Capital Guardian U.S. Equity Portfolio and is no longer available as a funding option.

Effective on or about 11/13/2006, Lazard Retirement Series, Inc.-Lazard Retirement Small Cap Portfolio was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

                                   APPENDIX C

--------------------------------------------------------------------------------

                ADDITIONAL INFORMATION REGARDING UNDERLYING FUNDS

Certain Underlying Funds were subject to a merger, substitution or other change. The chart below identifies the former name and new name of each Underlying Fund and, where applicable, the former name and new name of the trust of which the Underlying Fund is part.

UNDERLYING FUND NAME CHANGES


              FORMER NAME                                        NEW NAME
---------------------------------------          ---------------------------------------


LEGG MASON PARTNERS VARIABLE PORTFOLIOS          LEGG MASON PARTNERS VARIABLE PORTFOLIOS
  IV                                               IV
  Legg Mason Partners Variable Multiple          Legg Mason Partners Variable Capital
     Discipline Portfolio -- Balanced                 and Income Portfolio
     All Cap Growth and Value Portfolio
MET INVESTORS SERIES TRUST                       MET INVESTORS SERIES TRUST
  Janus Capital Appreciation Portfolio           Janus Forty Portfolio
MET INVESTORS SERIES TRUST                       MET INVESTORS SERIES TRUST
  Mercury Large-Cap Core Portfolio                 BlackRock Large-Cap Core Portfolio
VAN KAMPEN LIFE INVESTMENT TRUST                 VAN KAMPEN LIFE INVESTMENT TRUST
  Emerging Growth Portfolio                        Strategic Growth Portfolio


UNDERLYING FUND MERGERS/REORGANIZATIONS
The following former Underlying Funds were merged with and into the new Underlying Funds and/or reorganized into a new Trust.


      FORMER UNDERLYING FUND/TRUST              NEW UNDERLYING FUND/TRUST
---------------------------------------  ---------------------------------------



LEGG MASON PARTNERS INVESTMENT SERIES    LEGG MASON PARTNERS VARIABLE EQUITY
                                           TRUST
  Legg Mason Partners Variable Dividend    Legg Mason Partners Variable
     Strategy Portfolio                       Dividend Strategy Portfolio
LEGG MASON PARTNERS INVESTMENT SERIES    LEGG MASON PARTNERS VARIABLE PORTFOLIOS
                                           III, INC.
  Legg Mason Partners Variable Premier     Legg Mason Partners Variable
     Selections All Cap Growth             Aggressive Growth Portfolio
     Portfolio
LEGG MASON PARTNERS VARIABLE PORTFOLIOS  LEGG MASON PARTNERS VARIABLE PORTFOLIOS
  I, INC.                                  II
  Legg Mason Partners Variable All Cap     Legg Mason Partners Variable
     Portfolio -- Class I                     Fundamental Value
                                              Portfolio -- Class I
LEGG MASON PARTNERS VARIABLE PORTFOLIOS  LEGG MASON PARTNERS VARIABLE EQUITY
  I, INC.                                  TRUST
  Legg Mason Partners Variable             Legg Mason Partners Variable
     Investors Portfolio                      Investors Portfolio -- Class I
LEGG MASON PARTNERS VARIABLE PORTFOLIOS  LEGG MASON PARTNERS VARIABLE EQUITY
  I, INC.                                  TRUST
  Legg Mason Partners Variable Small       Legg Mason Partners Variable Small
     Cap Growth Portfolio                     Cap Growth Portfolio -- Class I
LEGG MASON PARTNERS VARIABLE PORTFOLIOS  LEGG MASON PARTNERS VARIABLE EQUITY
  II                                       TRUST
  Legg Mason Partners Variable             Legg Mason Partners Variable
     Appreciation Portfolio                   Appreciation Portfolio -- Class I
LEGG MASON PARTNERS VARIABLE PORTFOLIOS  LEGG MASON PARTNERS VARIABLE INCOME
  II                                       TRUST
  Legg Mason Partners Variable             Legg Mason Partners Variable
     Diversified Strategic Income             Diversified Strategic Income
     Portfolio                                Portfolio
LEGG MASON PARTNERS VARIABLE PORTFOLIOS  LEGG MASON PARTNERS VARIABLE EQUITY
  II                                       TRUST
  Legg Mason Partners Variable Equity      Legg Mason Partners Variable Equity
     Index Portfolio                          Index Portfolio -- Class II
LEGG MASON PARTNERS VARIABLE PORTFOLIOS  LEGG MASON PARTNERS VARIABLE EQUITY
  II                                       TRUST
  Legg Mason Partners Variable             Legg Mason Partners Variable
     Fundamental Value Portfolio              Fundamental Value
                                              Portfolio -- Class I
LEGG MASON PARTNERS VARIABLE PORTFOLIOS  LEGG MASON PARTNERS VARIABLE INCOME
  III, INC.                                TRUST
  Legg Mason Partners Variable             Legg Mason Partners Variable
     Adjustable Rate Income Portfolio         Adjustable Rate Income Portfolio

      FORMER UNDERLYING FUND/TRUST              NEW UNDERLYING FUND/TRUST
---------------------------------------  ---------------------------------------

LEGG MASON PARTNERS VARIABLE PORTFOLIOS  LEGG MASON PARTNERS VARIABLE EQUITY
  III, INC.                                TRUST
  Legg Mason Partners Variable             Legg Mason Partners Variable
     Aggressive Growth Portfolio              Aggressive Growth
                                              Portfolio -- Class I
LEGG MASON PARTNERS VARIABLE PORTFOLIOS  LEGG MASON PARTNERS VARIABLE PORTFOLIOS
  III, INC.                                IV
  Legg Mason Partners Variable Capital     Legg Mason Partners Variable
     and Income Portfolio                     Multiple Discipline
                                              Portfolio -- Balanced All Cap
                                              Growth and Value Portfolio
LEGG MASON PARTNERS VARIABLE PORTFOLIOS  LEGG MASON PARTNERS VARIABLE INCOME
  III, INC.                                TRUST
  Legg Mason Partners Variable High        Legg Mason Partners Variable High
     Income Portfolio                         Income Portfolio
LEGG MASON PARTNERS VARIABLE PORTFOLIOS  LEGG MASON PARTNERS VARIABLE EQUITY
  III, INC.                                TRUST
  Legg Mason Partners Variable Large       Legg Mason Partners Variable Large
     Cap Growth Portfolio                     Cap Growth Portfolio -- Class I
LEGG MASON PARTNERS VARIABLE PORTFOLIOS  LEGG MASON PARTNERS VARIABLE EQUITY
  III, INC.                                TRUST
  Legg Mason Partners Variable Mid Cap     Legg Mason Partners Variable Mid Cap
     Core Portfolio                           Core Portfolio -- Class I
LEGG MASON PARTNERS VARIABLE PORTFOLIOS  LEGG MASON PARTNERS VARIABLE INCOME
  III, INC.                                TRUST
  Legg Mason Partners Variable Money       Legg Mason Partners Variable Money
     Market Portfolio                         Market Portfolio
LEGG MASON PARTNERS VARIABLE PORTFOLIOS  LEGG MASON PARTNERS VARIABLE EQUITY
  IV                                       TRUST
  Legg Mason Partners Variable Capital     Legg Mason Partners Variable Capital
     and Income Portfolio                     and Income Portfolio -- Class II
LEGG MASON PARTNERS VARIABLE PORTFOLIOS  LEGG MASON PARTNERS VARIABLE EQUITY
  IV                                       TRUST
  Legg Mason Partners Variable Multiple    Legg Mason Partners Variable
     Discipline Portfolio -- All Cap          Multiple Discipline
     Growth and Value                         Portfolio -- All Cap Growth and
                                              Value
LEGG MASON PARTNERS VARIABLE PORTFOLIOS  LEGG MASON PARTNERS VARIABLE EQUITY
  IV                                       TRUST
  Legg Mason Partners Variable Multiple    Legg Mason Partners Variable
     Discipline Portfolio -- Large Cap        Multiple Discipline
     Growth and Value                         Portfolio -- Large Cap Growth and
                                              Value
LEGG MASON PARTNERS VARIABLE PORTFOLIOS  LEGG MASON PARTNERS VARIABLE EQUITY
  IV                                       TRUST
  Legg Mason Partners Variable Multiple    Legg Mason Partners Variable
     Discipline Portfolio -- Global All       Multiple Discipline
     Cap Growth and Value                     Portfolio -- Global All Cap Growth
                                              and Value
LEGG MASON PARTNERS VARIABLE PORTFOLIOS  LEGG MASON PARTNERS VARIABLE PORTFOLIOS
  V                                        I, INC.
  Legg Mason Partners Variable Small       Legg Mason Partners Variable Small
     Cap Growth Opportunities Portfolio       Cap Growth Portfolio -- Class I
MET INVESTORS SERIES TRUST               MET INVESTORS SERIES TRUST
  Pioneer Mid-Cap Value                    Lazard Mid-Cap Portfolio -- Class B
     Portfolio -- Class A


UNDERLYING FUND SUBSTITUTIONS
The following new Underlying Funds were substituted for the former Underlying Funds.


         FORMER UNDERLYING FUND                            NEW UNDERLYING FUND
---------------------------------------          ---------------------------------------



LAZARD RETIREMENT SERIES, INC.                   MET INVESTORS SERIES TRUST
  Lazard Retirement Small Cap                      Third Avenue Small Cap Value
     Portfolio -- Service Shares                      Portfolio -- Class B
LORD ABBETT SERIES FUND, INC.                    MET INVESTORS SERIES TRUST
  Lord Abbett Series Growth and Income             Lord Abbott Growth and Income
     Portfolio -- Class VC                            Portfolio -- Class B
LORD ABBETT SERIES FUND, INC.                    MET INVESTORS SERIES TRUST
  Lord Abbett Series Mid Cap Value                 Lord Abbett Mid-Cap Value
     Portfolio -- Class VC                            Portfolio -- Class B
PIMCO VARIABLE INSURANCE TRUST                   MET INVESTORS SERIES TRUST
  Real Return                                      PIMCO Inflation Protected Bond
     Portfolio -- Administrative Class                Portfolio -- Class A
PUTNAM VARIABLE TRUST                            MET INVESTORS SERIES TRUST
  Putnam VT International Equity                   MFS(R) Research International
     Fund -- Class IB                                 Portfolio -- Class B
PUTNAM VARIABLE TRUST                            MET INVESTORS SERIES TRUST
  Putnam VT Small Cap Value                        Third Avenue Small Cap Value
     Fund -- Class IB                                 Portfolio -- Class B

UNDERLYING FUND SHARE CLASS EXCHANGE
The following former Underlying Fund share class was exchanged into the new Underlying Fund share class.


      FORMER UNDERLYING FUND SHARE CLASS              NEW UNDERLYING FUND SHARE CLASS
---------------------------------------------  ---------------------------------------------


MET INVESTORS SERIES TRUST                       MET INVESTORS SERIES TRUST
  BlackRock Large-Cap Core Portfolio -- Class      BlackRock Large-Cap Core
     A                                              Portfolio -- Class E

                                   APPENDIX D

--------------------------------------------------------------------------------

                                THE FIXED ACCOUNT

The Fixed Account is part of the Company's general account assets. These general account assets include all assets of the Company other than those held in the Separate Accounts sponsored by the Company or its affiliates.

The staff of the SEC does not generally review the disclosure in the prospectus relating to the Fixed Account. Disclosure regarding the Fixed Account and the general account may, however, be subject to certain provisions of the federal securities laws relating to the accuracy and completeness of statements made in the prospectus.

Under the Fixed Account, the Company assumes the risk of investment gain or loss, guarantees a specified interest rate, and guarantees a specified periodic Annuity Payment. The investment gain or loss of the Separate Account or any of the funding options does not affect the Fixed Account Contract Value, or the dollar amount of fixed Annuity Payments made under any payout option.

We guarantee that, at any time, the Fixed Account Contract Value will not be less than the amount of the Purchase Payments allocated to the Fixed Account, plus interest credited as described below, less any applicable premium taxes or prior withdrawals.

Purchase Payments allocated to the Fixed Account and any transfers made to the Fixed Account become part of the Company's general account, which supports insurance and annuity obligations. Where permitted by state law, we reserve the right to restrict Purchase Payments into the Fixed Account whenever the credited interest rate on the Fixed Account is equal to the minimum guaranteed interest rate specified in your Contract. The general account and any interest therein are not registered under, or subject to the provisions of, the Securities Act of 1933 or Investment Company Act of 1940. We will invest the assets of the Fixed Account at our discretion. Investment income from such Fixed Account assets will be allocated to us and to the Contracts participating in the Fixed Account.

Investment income from the Fixed Account allocated to us includes compensation for mortality and expense risks borne by us in connection with Fixed Account Contracts. The amount of such investment income allocated to the Contracts will vary from year to year in our sole discretion at such rate or rates as we prospectively declare from time to time.

We guarantee the initial rate for any allocations into the Fixed Account for one year from the date of such allocation. We guarantee subsequent renewal rates for the calendar quarter. We also guarantee that for the life of the Contract we will credit interest at a rate not less than the minimum interest rate allowed by state law. We reserve the right to change the rate subject to applicable state law. We will determine any interest we credit to amounts allocated to the Fixed Account in excess of the minimum guaranteed rate in our sole discretion. You assume the risk that interest credited to the Fixed Account may not exceed the minimum guaranteed rate for any given year. We have no specific formula for determining the interest rate. Some factors we may consider are regulatory and tax requirements, general economic trends and competitive factors.

TRANSFERS

You may make transfers from the Fixed Account to any available Variable Funding Option(s) twice a year during the 30 days following the semiannual anniversary of the Contract Date. We limit transfers to an amount of up to 15% of the Fixed Account Contract Value on the semiannual Contract Date anniversary. (This restriction does not apply to transfers under the Dollar Cost Averaging Program.) Amounts previously transferred from the Fixed Account to Variable Funding Options may not be transferred back to the Fixed Account for a period of at least six months from the date of transfer. We reserve the right to waive either of these restrictions. Where permitted by state law, we reserve the right to restrict transfers into the Fixed Account whenever the credited interest rate on the Fixed Account is equal to the minimum guaranteed interest rate specified in your Contract.

Automated transfers from the Fixed Account to any of the Variable Funding Options may begin at any time. Automated transfers from the Fixed Account may not deplete your Fixed Account value in a period of less than twelve months from your enrollment in the Dollar Cost Averaging Program.

                                   APPENDIX E

--------------------------------------------------------------------------------

               CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

The Statement of Additional Information contains more specific information and financial statements relating to the Separate Account and MetLife Insurance Company of Connecticut or MetLife Life and Annuity Company of Connecticut. A list of the contents of the Statement of Additional Information is set forth below:

                     The Insurance Company
                     Principal Underwriter
                     Distribution and Principal Underwriting Agreement Valuation of Assets
                     Federal Tax Considerations
                     Independent Registered Public Accounting Firm Condensed Financial Information
                     Financial Statements

--------------------------------------------------------------------------------

Copies of the Statement of Additional Information dated April 30, 2007 are available without charge. To request a copy, please clip this coupon on the line above, enter your name and address in the spaces provided below, and mail to MetLife Insurance Company of Connecticut/MetLife Life and Annuity Company of Connecticut, One Cityplace, 185 Asylum Street, 3CP, Hartford, Connecticut 06103-3415. For the MetLife Insurance Company of Connecticut Statement of Additional Information please request MIC-Book-05-09-86, and for the MetLife Life and Annuity Company of Connecticut Statement of Additional Information please request MLAC-Book-05-09-86.

Name: -------------------------------------------------

Address: ----------------------------------------------

CHECK BOX:

[ ] MIC-Book-05-09-86

[ ] MLAC-Book-05-09-86

              PORTFOLIO ARCHITECT XTRA VARIABLE ANNUITY PROSPECTUS:
                METLIFE OF CT FUND BD III FOR VARIABLE ANNUITIES
                 METLIFE OF CT FUND BD IV FOR VARIABLE ANNUITIES

This prospectus describes PORTFOLIO ARCHITECT XTRA VARIABLE ANNUITY, a flexible premium deferred variable annuity contract (the "Contract") issued by MetLife Insurance Company of Connecticut or MetLife Life and Annuity Company of Connecticut. MetLife Life and Annuity Company of Connecticut does not solicit or issue insurance products in the state of New York. Refer to your Contract for the name of your issuing company. The Contract is available in connection with certain retirement plans that qualify for special federal income tax treatment ("Qualified Contracts") as well as those that do not qualify for such treatment ("Non-qualified Contracts"). We may issue it as an individual contract or as a group contract. When we issue a group contract, you will receive a certificate summarizing the Contract's provisions. For convenience, we refer to contracts and certificates as "Contracts."

You can choose to have your premium ("Purchase Payments") and any associated Purchase Payment Credits accumulate on a variable and/or, subject to availability, fixed basis in one of our funding options. Your Contract Value before the Maturity Date and the amount of monthly income afterwards will vary daily to reflect the investment experience of the Variable Funding Options you select. You bear the investment risk of investing in the Variable Funding Options. The Variable Funding Options available as of April 30, 2007 are:




AMERICAN FUNDS INSURANCE SERIES -- CLASS 2         Lazard Mid-Cap Portfolio -- Class B
  American Funds Global Growth Fund                Legg Mason Partners Managed Assets
  American Funds Growth Fund                          Portfolio -- Class A
  American Funds Growth-Income Fund                Lord Abbett Bond Debenture
DREYFUS VARIABLE INVESTMENT FUND -- INITIAL           Portfolio -- Class A
  SHARES                                           Lord Abbett Growth and Income
  Dreyfus Variable Investment                         Portfolio -- Class B
     Fund -- Appreciation Portfolio                Lord Abbett Mid-Cap Value
  Dreyfus Variable Investment                         Portfolio -- Class B
     Fund -- Developing Leaders Portfolio          Met/AIM Capital Appreciation
FIDELITY(R) VARIABLE INSURANCE                        Portfolio -- Class A
  PRODUCTS -- SERVICE CLASS 2                      Met/AIM Small Cap Growth Portfolio -- Class
  VIP Contrafund(R) Portfolio                         A
  VIP Mid Cap Portfolio                            MFS(R) Value Portfolio -- Class A
FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS     Neuberger Berman Real Estate
  TRUST -- CLASS 2                                    Portfolio -- Class A
  Templeton Developing Markets Securities          PIMCO Inflation Protected Bond
     Fund                                             Portfolio -- Class A
  Templeton Foreign Securities Fund                Pioneer Fund Portfolio -- Class A
JANUS ASPEN SERIES -- SERVICE SHARES               Pioneer Strategic Income Portfolio -- Class
  Global Technology Portfolio                         A
LEGG MASON PARTNERS VARIABLE EQUITY TRUST          Third Avenue Small Cap Value
  Legg Mason Partners Variable Aggressive             Portfolio -- Class B
     Growth Portfolio -- Class I                 METROPOLITAN SERIES FUND, INC.
  Legg Mason Partners Variable Appreciation        BlackRock Aggressive Growth
     Portfolio -- Class I                             Portfolio -- Class D
  Legg Mason Partners Variable Equity Index        BlackRock Bond Income Portfolio -- Class A
     Portfolio -- Class                            BlackRock Money Market Portfolio -- Class A
  II                                               FI Large Cap Portfolio -- Class A
  Legg Mason Partners Variable Fundamental         FI Value Leaders Portfolio -- Class D
     Value Portfolio -- Class I                    MFS(R) Total Return Portfolio -- Class F
  Legg Mason Partners Variable Investors           Oppenheimer Global Equity
     Portfolio -- Class I                             Portfolio -- Class B
  Legg Mason Partners Variable Large Cap           Western Asset Management U.S. Government
     Growth Portfolio -- Class I                      Portfolio -- Class A
  Legg Mason Partners Variable Small Cap         PIMCO VARIABLE INSURANCE
     Growth Portfolio -- Class I                   TRUST -- ADMINISTRATIVE CLASS
  Legg Mason Partners Variable Social              Total Return Portfolio
     Awareness Portfolio                         VAN KAMPEN LIFE INVESTMENT TRUST -- CLASS II
LEGG MASON PARTNERS VARIABLE INCOME TRUST          Comstock Portfolio
  Legg Mason Partners Variable Adjustable
     Rate Income Portfolio                       METROPOLITAN SERIES FUND, INC. -- ASSET
MET INVESTORS SERIES TRUST                         ALLOCATION PORTFOLIOS -- CLASS B
  Batterymarch Mid-Cap Stock                       MetLife Aggressive Allocation Portfolio
     Portfolio -- Class A                          MetLife Conservative Allocation Portfolio
  BlackRock High Yield Portfolio -- Class A        MetLife Conservative to Moderate Allocation
  BlackRock Large-Cap Core Portfolio -- Class         Portfolio
     E                                             MetLife Moderate Allocation Portfolio
  Dreman Small-Cap Value Portfolio -- Class A      MetLife Moderate to Aggressive Allocation
  Harris Oakmark International                        Portfolio
     Portfolio -- Class A
  Janus Forty Portfolio -- Class A




-------

Certain Variable Funding Options have been subject to a merger, substitution or other change. Please see "Appendix C -- Additional Information Regarding Underlying Funds" for more information.

We also offer variable annuity contracts that do not have Purchase Payment Credits, and therefore may have lower fees. Over time, the value of the Purchase Payment Credits could be more than offset by higher charges. You should carefully consider whether or not this Contract is the most appropriate investment for you.

The Contract is no longer offered to new purchasers.

This prospectus provides the information that you should know before investing in the Contract. Please keep this prospectus for future reference. You can receive additional information about your Contract by requesting a copy of the Statement of Additional Information ("SAI") dated April 30, 2007. We filed the SAI with the Securities and Exchange Commission ("SEC"), and it is incorporated by reference into this prospectus. To request a copy, write to us at One Cityplace, 185 Asylum Street, 3CP, Hartford, Connecticut 06103-3415, call 1-800-874-1225 or access the SEC's website (http://www.sec.gov). See Appendix F for the SAI's table of contents.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

VARIABLE ANNUITY CONTRACTS ARE NOT DEPOSITS OF ANY BANK, AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.

                         PROSPECTUS DATED APRIL 30, 2007

                                TABLE OF CONTENTS




Glossary................................     3
Summary.................................     4
Fee Table...............................     8
Condensed Financial Information.........    13
The Annuity Contract....................    13
  Contract Owner Inquiries..............    14
  Purchase Payments.....................    14
  Purchase Payment Credits..............    15
  Accumulation Units....................    15
  The Variable Funding Options..........    16
The Fixed Account.......................    20
Charges and Deductions..................    21
  General...............................    21
  Withdrawal Charge.....................    21
  Free Withdrawal Allowance.............    22
  Transfer Charge.......................    22
  Administrative Charges................    22
  Mortality and Expense Risk Charge.....    23
  Variable Liquidity Benefit Charge.....    23
  Enhanced Stepped-Up Provision Charge..    23
  Guaranteed Minimum Withdrawal Benefit
     Charge.............................    23
  Variable Funding Option Expenses......    23
  Premium Tax...........................    24
  Changes in Taxes Based upon Premium or
     Value..............................    24
Transfers...............................    24
  Market Timing/Excessive Trading.......    24
  Dollar Cost Averaging.................    26
Access to Your Money....................    27
  Systematic Withdrawals................    27
Ownership Provisions....................    28
  Types of Ownership....................    28
     Contract Owner.....................    28
     Beneficiary........................    28
     Annuitant..........................    28
Death Benefit...........................    29
  Death Proceeds before the Maturity
     Date...............................    29
  Enhanced Stepped-Up Provision.........    30
  Payment of Proceeds...................    30
  Spousal Contract Continuance..........    32
  Beneficiary Contract Continuance......    32
  Planned Death Benefit.................    33
  Death Proceeds after the Maturity
     Date...............................    33
Living Benefits.........................    33
  Guaranteed Minimum Withdrawal
     Benefit............................    33
The Annuity Period......................    39
  Maturity Date.........................    39
  Allocation of Annuity.................    39
  Variable Annuity......................    40
  Fixed Annuity.........................    40
Payment Options.........................    40
  Election of Options...................    40
  Annuity Options.......................    41
  Variable Liquidity Benefit............    41
Miscellaneous Contract Provisions.......    41
  Right to Return.......................    41
  Termination...........................    42
  Required Reports......................    42
  Suspension of Payments................    42
The Separate Accounts...................    42
  Performance Information...............    43
Federal Tax Considerations..............    43
  General Taxation of Annuities.........    44
  Types of Contracts: Qualified and Non-
     qualified..........................    44
  Qualified Annuity Contracts...........    44
     Taxation of Qualified Annuity
       Contracts........................    45
     Mandatory Distributions for
       Qualified Plans..................    45
     Individual Retirement Annuities....    46
     Roth IRAs..........................    46
     TSAs (ERISA and non-ERISA).........    46
  Non-qualified Annuity Contracts.......    48
     Diversification Requirements for
       Variable Annuities...............    49
     Ownership of the Investments.......    50
     Taxation of Death Benefit
       Proceeds.........................    50
  Other Tax Considerations..............    50
     Treatment of Charges for Optional
       Benefits.........................    50
     Puerto Rico Tax Considerations.....    50
     Non-Resident Aliens................    51
     Tax Credits and Deductions.........    51
Other Information.......................    51
     The Insurance Companies............    51
     Financial Statements...............    51
     Distribution of Variable Annuity
       Contracts........................    51
     Conformity with State and Federal
       Laws.............................    53
     Voting Rights......................    54
     Restrictions on Financial
       Transactions.....................    54
     Legal Proceedings..................    54
Appendix A: Condensed Financial
  Information for MetLife Insurance
  Company of Connecticut Separate
  Account BD III........................   A-1
Appendix B: Condensed Financial
  Information for MetLife Life and
  Annuity Company of Connecticut
  Separate Account BD IV................   B-1
Appendix C: Additional Information
  Regarding the Underlying Funds........   C-1
Appendix D: The Fixed Account...........   D-1
Appendix E: Waiver of Withdrawal Charge
  for Nursing Home Confinement..........   E-1
Appendix F: Contents of the Statement of
  Additional Information................   F-1

                                    GLOSSARY

ACCUMULATION UNIT -- an accounting unit of measure used to calculate the value of this Contract before Annuity Payments begin.

ANNUITANT -- the person on whose life the Maturity Date and Annuity Payments depend.

ANNUITY PAYMENTS -- a series of periodic payments (a) for life; (b) for life with a minimum number of payments; (c) for the joint lifetime of the Annuitant and another person, and thereafter during the lifetime of the survivor; or (d) for a fixed period.

ANNUITY UNIT -- an accounting unit of measure used to calculate the amount of Annuity Payments.

CASH SURRENDER VALUE -- the Contract Value less any withdrawal charge and premium tax not previously deducted.

CODE -- the Internal Revenue Code of 1986, as amended, and all related laws and regulations that are in effect during the term of this Contract.

CONTINGENT ANNUITANT -- the individual who becomes the Annuitant when the Annuitant who is not the owner dies prior to the Maturity Date.

CONTRACT DATE -- the date on which the Contract is issued.

CONTRACT OWNER (you) -- the person named in the Contract (on the specifications page) as the owner of the Contract.

CONTRACT VALUE -- Purchase Payments, and any associated Purchase Payment Credits, plus or minus any investment experience on the amounts allocated to the variable funds or interest on amounts allocated to the Fixed Account, adjusted by any applicable charges and withdrawals.

CONTRACT YEARS -- twelve month periods beginning with the Contract Date.

DEATH REPORT DATE -- the day on which we have received 1) Due Proof of Death and
2) written payment instructions or election of spousal or beneficiary contract continuation.

DUE PROOF OF DEATH -- (i) a copy of a certified death certificate; (ii) a copy of a certified decree of a court of competent jurisdiction as to the finding of death; (iii) a written statement by a medical doctor who attended the deceased; or (iv) any other proof satisfactory to us.

FIXED ACCOUNT -- an account that consists of all of the assets under this Contract other than those in the Separate Account.

HOME OFFICE -- the Home Office of MetLife Insurance Company of Connecticut or MetLife Life and Annuity Company of Connecticut MetLife Life and Annuity Company of Connecticut or any other office that we may designate for the purpose of administering this Contract. For transfer, withdrawal, surrender, and (if applicable) loan requests, our Home Office address is: MetLife, P.O. Box 990014, Hartford, CT 06199-0014. For Purchase Payments and (if applicable) loan repayments, our Home Office address is: MetLife, P.O. Box 371857, Pittsburgh, PA 15250-7857.

MATURITY DATE -- the date on which the Annuity Payments are to begin.

PAYMENT OPTION -- an annuity option elected under your Contract.

PURCHASE PAYMENT -- any premium paid by you to initiate or supplement this Contract.

PURCHASE PAYMENT CREDIT -- an amount credited to your Contract Value that equals a percentage of each Purchase Payment made.

QUALIFIED CONTRACT -- a contract used in a retirement plan or program that is intended to qualify under Sections 401, 403, 408, or 408A of the Code.

SEPARATE ACCOUNT -- a segregated account registered with the Securities and Exchange Commission ("SEC"), the assets of which are invested solely in the Underlying Funds. The assets of the Separate Account are held exclusively for the benefit of Contract Owners.

SUBACCOUNT -- that portion of the assets of a Separate Account that is allocated to a particular Underlying Fund.

UNDERLYING FUND -- a portfolio of an open-end management investment company that is registered with the SEC in which the Subaccounts invest.

VALUATION DATE -- a date on which a Subaccount is valued.

VALUATION PERIOD -- the period between successive valuations.

VARIABLE FUNDING OPTION -- a Subaccount of the Separate Account that invests in an Underlying Fund.

WE, US, OUR -- MetLife Insurance Company of Connecticut or MetLife Life and Annuity Company of Connecticut.

WRITTEN REQUEST -- written information sent to us in a form and content satisfactory to us and received at our Home Office.

YOU, YOUR -- "You" is, the Contract Owner, and a natural person, a trust established for the benefit of a natural person, or a charitable remainder trust.

                                    SUMMARY:

                    PORTFOLIO ARCHITECT XTRA VARIABLE ANNUITY

THIS SUMMARY DETAILS SOME OF THE MORE IMPORTANT POINTS THAT YOU SHOULD KNOW AND CONSIDER BEFORE PURCHASING THE CONTRACT. PLEASE READ THE ENTIRE PROSPECTUS CAREFULLY.

WHAT COMPANY WILL ISSUE MY CONTRACT? Your issuing company is either MetLife Insurance Company of Connecticut or MetLife Life and Annuity Company of Connecticut ("the Company," "We" or "Us"). MetLife Life and Annuity Company of Connecticut does not solicit or issue insurance products in the state of New York. Refer to your Contract for the name of your issuing company. Each company sponsors its own segregated account ("Separate Account"). MetLife Insurance Company of Connecticut sponsors the MetLife of CT Fund BD III for Variable Annuities ("Fund BD III "); MetLife Life and Annuity Company of Connecticut sponsors the MetLife of CT Fund BD IV for Variable Annuities ("Fund BD IV"). When we refer to the Separate Account, we are referring to either Fund BD III or Fund BD IV, depending upon your issuing Company.

Contracts issued in your state may provide different features and benefits from and impose different costs (such as a waiver of the withdrawal charge on all Annuity Payments) than those described in this prospectus.

CAN YOU GIVE ME A GENERAL DESCRIPTION OF THE CONTRACT? We designed the Contract for retirement savings or other long-term investment purposes. The Contract provides a death benefit as well as guaranteed payout options. You direct your payment(s) to one or more of the Variable Funding Options and/or to the Fixed Account that is part of our general account (the "Fixed Account"). We guarantee money directed to the Fixed Account as to principal and interest. The Variable Funding Options fluctuate with the investment performance of the Underlying Funds and are not guaranteed. You can also lose money in the Variable Funding Options.

The Contract, like all deferred variable annuity contracts, has two phases: the accumulation phase and the payout phase (annuity period). During the accumulation phase generally, under a Qualified Contract, your pre-tax contributions accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal, presumably when you are in a lower tax bracket. During the accumulation phase, under a Non-qualified Contract, earnings on your after-tax contributions accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal. The payout phase occurs when you begin receiving payments from your Contract. The amount of money you accumulate in your Contract determines the amount of income (Annuity Payments) you receive during the payout phase.

During the payout phase, you may choose one of a number of annuity options. You may receive income payments in the form of a variable annuity, a fixed annuity, or a combination of both. If you elect variable income payments, the dollar amount of your payments may increase or decrease. Once you choose one of the annuity options and begin to receive payments, it cannot be changed.

WHO CAN PURCHASE THIS CONTRACT? The Contract is currently available for use in connection with (1) individual non-qualified purchases; (2) rollovers from Individual Retirement Annuities (IRAs); (3) rollovers from other qualified retirement plans and (4) beneficiary-directed transfers of death proceeds from another contract. Qualified Contracts include contracts qualifying under Section 401(a), 403(b), 408(b) or 408A of the Code. Purchase of this Contract through a tax qualified retirement plan ("Plan") does not provide any additional tax deferral benefits beyond those provided by the Plan. Accordingly, if you are purchasing this Contract through a Plan, you should consider purchasing this Contract for its death benefit, annuity option benefits, and other non-tax-related benefits.

The Contract is not available to new purchasers. However, you may make additional payments of at least $500 at any time during the accumulation phase. No additional payments are allowed if this Contract is purchased with a beneficiary-directed transfer of death proceeds.

CAN I EXCHANGE MY CURRENT ANNUITY CONTRACT FOR THIS CONTRACT? The Code generally permits you to exchange one annuity contract for another in a "tax-free exchange." Therefore, you can transfer the proceeds from another annuity contract to purchase this Contract. Before making an exchange to acquire this Contract, you should carefully compare this Contract to your current contract. You may have to pay a surrender charge under your current contract to exchange it for this Contract, and this Contract has its own surrender charges that would apply to you. The other fees and charges under this Contract may be higher or lower and the benefits may be different than those of your current contract. In addition, you may have to pay federal income or penalty taxes on the exchange if it does not qualify for tax-free treatment. You should not exchange another contract for this Contract unless you determine, after evaluating all the facts, the exchange is in your best interests. Remember that the person selling you the Contract generally will earn a commission on the sale.

IS THERE A RIGHT TO RETURN PERIOD? If you cancel the Contract within ten days after you receive it, you will receive a full refund of your Contract Value plus any contract charges and premium taxes you paid (but not fees and charges assessed by the Underlying Funds) minus any Purchase Payment Credits. Where state law requires a different right to return period, or the return of Purchase Payments, the Company will comply. You bear the investment risk on the Purchase Payment allocated to a Variable Funding Option during the right to return period; therefore, the Contract Value we return may be greater or less than your Purchase Payment.

If you purchased your Contract as an Individual Retirement Annuity, and you return it within the first seven days after delivery, or longer if your state law permits, we will refund your full Purchase Payment minus any Purchase Payment Credits. During the remainder of the right to return period, we will refund your Contract Value (including charges we assessed) minus any Purchase Payment Credits. We will determine your Contract Value at the close of business on the day we receive a Written Request for a refund.

During the right to return period, you will not bear any contract fees associated with the Purchase Payment Credits. The amount we return to you will include any investment gains on the credit during the right to return period. However, if you have investment losses on the credit during the right to return period, we will recover the original amount of the credit.

CAN YOU GIVE A GENERAL DESCRIPTION OF THE VARIABLE FUNDING OPTIONS AND HOW THEY OPERATE? The Variable Funding Options represent Subaccounts of the Separate Account. At your direction, the Separate Account, through its Subaccounts, uses your Purchase Payments to purchase shares of one or more of the Underlying Funds that holds securities consistent with its own investment policy. Depending on market conditions, you may make or lose money in any of these Variable Funding Options.

You can transfer among the Variable Funding Options as frequently as you wish without any current tax implications. Currently there is no charge for transfers, nor a limit to the number of transfers allowed. We may, in the future, charge a fee for any transfer request, or limit the number of transfers allowed. At a minimum, we would always allow one transfer every six months. We reserve the right to restrict transfers that we determine will disadvantage other Contract Owners. You may transfer between the Fixed Account and the Variable Funding Options twice a year (during the 30 days after the six-month Contract Date anniversary), provided the amount is not greater than 15% of the Fixed Account value on that date. Amounts previously transferred from the Fixed Account to the Variable Funding Options may not be transferred back to the Fixed Account for a period of at least six months from the date of the transfer.

WHAT EXPENSES WILL BE ASSESSED UNDER THE CONTRACT? The Contract has insurance features and investment features, and there are costs related to each. We deduct an administrative expense charge and a mortality and expense risk ("M&E") charge each business day from amounts you allocate to the Separate Account. We deduct the administrative expense charge at an annual rate of 0.15% and deduct the M&E charge at an annual rate of 1.25% for the Standard Death Benefit and 1.45% for the Enhanced Death Benefit. For Contracts with a value of less than $100,000, we also deduct an annual Contract administrative charge of $40. Each Underlying Fund also charges for management costs and other expenses.

We will apply a withdrawal charge to withdrawals from the Contract, and will calculate it as a percentage of the Purchase Payments and any associated Purchase Payment Credits withdrawn. The maximum percentage is 8%, decreasing to 0% after nine full years.

If you select the Enhanced Stepped-Up Provision ("E.S.P."), an additional 0.20% annually will be deducted each business day from amounts in the Variable Funding Options. THIS PROVISION IS NOT AVAILABLE TO A CUSTOMER WHEN EITHER THE ANNUITANT OR OWNER IS AGE 76 OR OLDER ON THE RIDER EFFECTIVE DATE.

If you elect a Guaranteed Minimum Withdrawal Benefit ("GMWB") rider, a charge will be deducted each business day from amounts in the Variable Funding Options. There are three GMWB rider options, and the current charge for each rider, on an annual basis, is as follows: GMWB I: 0.40%; GMWB II: 0.50%; and GMWB III: 0.25%. Your current charge will not change unless you are able to reset your benefits, at which time we may modify the charge, which will never exceed 1.00%.

Upon annuitization, if the Variable Liquidity Benefit is selected, there is a maximum charge of 8% of the amounts withdrawn. Please refer to Payment Options for a description of this benefit.

HOW WILL MY PURCHASE PAYMENTS AND WITHDRAWALS BE TAXED? Generally, the payments you make to a Qualified Contract during the accumulation phase are made with before-tax dollars. Generally, you will be taxed on your Purchase Payments , Purchase Payment Credits and on any earnings when you make a withdrawal or begin receiving Annuity Payments. Under a Non-qualified Contract, payments to the Contract are made with after-tax dollars, and any credits and earnings will generally accumulate tax-deferred. You will be taxed on these earnings when they are withdrawn from the Contract. If you are younger than 59 1/2 when you take money out, you may be charged a 10% federal penalty tax on the amount withdrawn.

For owners of Qualified Contracts, if you reach a certain age, you may be required by federal tax laws to begin receiving payments from your annuity or risk paying a penalty tax. In those cases, we can calculate and pay you the minimum required distribution amounts (see "Access to Your Money - Systematic Withdrawals").

HOW MAY I ACCESS MY MONEY? You can take withdrawals any time during the accumulation phase. Withdrawal charges may apply, as well as income taxes, and/or a penalty tax on amounts withdrawn.

WHAT IS THE DEATH BENEFIT UNDER THE CONTRACT? You may choose to purchase the Standard or Enhanced Death Benefit. The death benefit applies upon the first death of the Contract Owner, joint owner, or Annuitant. Assuming you are the Annuitant, the death benefit is as follows: If you die before the Contract is in the payout phase, the person you have chosen as your beneficiary will receive a death benefit. We calculate the death benefit value at the close of the business day on which our Home Office receives (1) Due Proof of Death and (2) written payment instructions or the election of spousal or beneficiary contract continuance. Please refer to the Death Benefit section in the prospectus for more details.

WHERE MAY I FIND OUT MORE ABOUT ACCUMULATION UNIT VALUES? The Condensed Financial Information in Appendix A or Appendix B to this prospectus provides more information about Accumulation Unit values.

ARE THERE ANY ADDITIONAL FEATURES? This Contract has other features you may be interested in. These include:

     - PURCHASE PAYMENT CREDITS. For each Purchase Payment you make, we will add a credit to your Contract Value. For the initial Purchase Payment, and for any additional Purchase Payments made during the first Contract Year, we will determine the amount of the credit based on the greater age of the Contract Owner or the Annuitant at the time the Contract is issued. If the greater attained age is 69 or less, the credit is 5%. If the greater attained age is 70 through age 80, the credit is 4%. For additional Purchase Payments made subsequent to the first Contract Year, the amount of the credit will be determined by the greater attained age of the Contract Owner or the Annuitant at the time of such Purchase Payment. For those additional Purchase Payments, if the greater attained age is 69 or less, the credit is 5% and if the greater attained age is 70 through age 80, the credit is 4%. The expenses for a Contract with Purchase Payment Credits are higher than a similar contract without Purchase Payment Credits, and the additional expenses attributable to the credits may offset the amount of the Purchase Payment Credit.

     - DOLLAR COST AVERAGING. This is a program that allows you to invest a fixed amount of money in Variable Funding Options each month, theoretically giving you a lower average cost per unit over time than a single one-time purchase. Dollar Cost Averaging requires regular investments regardless of fluctuating price levels, and does not guarantee profits or prevent losses in a declining market. Potential investors should consider their financial ability to continue purchases through periods of low price levels.

     - SYSTEMATIC WITHDRAWAL OPTION. Before the Maturity Date, you can arrange to have money sent to you at set intervals throughout the year. Of course, any applicable income and penalty taxes will apply on amounts withdrawn. Withdrawals in excess of the annual free withdrawal allowance may be subject to a withdrawal charge.

     - AUTOMATIC REBALANCING. You may elect to have the Company periodically reallocate the values in your Contract to match the rebalancing allocation selected.

     - MANAGED DISTRIBUTION PROGRAM. This program allows us to automatically calculate and distribute to you, in November of the applicable tax year, an amount that will satisfy the Internal Revenue Service's minimum distribution requirements imposed on certain contracts once the owner reaches age 70 1/2 or retires. These minimum distributions occur during the accumulation phase.

     - ENHANCED STEPPED-UP PROVISION ("E.S.P."). For an additional charge, the total death benefit payable may be increased based on the earnings in your Contract.

     - SPOUSAL CONTRACT CONTINUANCE (SUBJECT TO AVAILABILITY). If your spouse is named as an owner and/or beneficiary, and you die prior to the Maturity Date, your spouse may elect to continue the Contract as owner rather than have the death benefit paid to the beneficiary. This feature applies to a spousal joint Contract Owner and/or beneficiary only.

     - BENEFICIARY CONTRACT CONTINUANCE (NOT PERMITTED FOR NON-NATURAL BENEFICIARIES). If you die before the Maturity Date, and if the value of any beneficiary's portion of the death benefit is between $20,000 and $1,000,000 as of the date of your death, that beneficiary(ies) may elect to continue his/her portion of the Contract rather than have the death benefit paid to the beneficiary and take required distributions over time, rather than have the death benefit paid to them in a lump sum.

     - GUARANTEED MINIMUM WITHDRAWAL BENEFIT ("GMWB" OR "PRINCIPAL GUARANTEE"). For an additional charge, we will guarantee the periodic return of your investment. Under this benefit, we will pay you a percentage of your investment every year until your investment has been returned in full, regardless of market performance. Depending on when you elect to begin receiving payments and which GMWB rider you select, the maximum amount of your investment that you receive each year is 5% or 10%. When you add Purchase Payments to your Contract, we include them as part of the guarantee. In the future, however, we may discontinue including additional Purchase Payments as part of the guarantee. The guarantee is subject to restrictions on withdrawals and other restrictions.

                                    FEE TABLE

--------------------------------------------------------------------------------

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Contract. The first table describes the fees and expenses that you will pay at the time that you buy the Contract, surrender the Contract, or transfer Contract Value between Variable Funding Options. Expenses shown do not include premium taxes, which may be applicable.

CONTRACT OWNER TRANSACTION EXPENSES



WITHDRAWAL CHARGE.......................................   8%(1)
(as a percentage of the Purchase Payments and associated Purchase Payment Credits withdrawn)





TRANSFER CHARGE.........................................   $10(2)
(assessed on transfers that exceed 12 per year)





VARIABLE LIQUIDITY BENEFIT CHARGE.......................   8%(3)
(as a percentage of the present value of the remaining Annuity Payments that are surrendered. The interest rate used to calculate this present value is 1% higher than the Assumed (Daily) Net Investment Factor used to calculate the Annuity Payments.)


The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including Underlying Fund fees and expenses.

CONTRACT ADMINISTRATIVE CHARGE



ANNUAL CONTRACT ADMINISTRATIVE CHARGE...................   $40(4)


---------
(1) The withdrawal charge declines to zero after the Purchase Payment has been in the Contract for 9 years. The charge is as follows:


     YEARS SINCE PURCHASE PAYMENT MADE
------------------------------------------
GREATER THAN OR EQUAL TO     BUT LESS THAN    WITHDRAWAL CHARGE
------------------------     -------------    -----------------


         0 years                4 years               8%
         4 years                5 years               7%
         5 years                6 years               6%
         6 years                7 years               5%
         7 years                8 years               3%
         8 years                9 years               1%
        9 years+                                      0%


---------
(2)   We do not currently assess the transfer charge.
(3) This withdrawal charge only applies when you surrender the Contract after beginning to receive Annuity Payments. The Variable Liquidity Benefit Charge declines to zero after nine years. The charge is as follows:


   YEARS SINCE INITIAL PURCHASE PAYMENT
------------------------------------------
GREATER THAN OR EQUAL TO     BUT LESS THAN    WITHDRAWAL CHARGE
------------------------     -------------    -----------------


         0 years                4 years               8%
         4 years                5 years               7%
         5 years                6 years               6%
         6 years                7 years               5%
         7 years                8 years               3%
         8 years                9 years               1%
        9 years+                                      0%


---------
(4) We do not assess this charge if Contract Value is $100,000 or more on the fourth Friday of each August.

ANNUAL SEPARATE ACCOUNT CHARGES:
(as a percentage of the average daily net assets of the Separate Account)

We will assess a minimum mortality and expense risk charge ("M&E") of 1.25% and a maximum administrative expense charge of 0.15% on all contracts. In addition, for optional features there is a 0.20% charge for E.S.P., a 0.40% current charge (maximum of 1.00% upon reset) for GMWB I, a 0.50% current charge (maximum of 1.00% upon reset) for GMWB II, and a 0.25% charge for GMWB III. Below is a summary of all charges that may apply, depending on the death benefit and optional features you select:


                                                           STANDARD DEATH BENEFIT    ENHANCED DEATH BENEFIT
                                                           ----------------------    ----------------------


Mortality and Expense Risk Charge......................           1.25%(5)                  1.45%(5)
Administrative Expense Charge..........................           0.15%                     0.15%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH NO OPTIONAL
  FEATURES SELECTED....................................           1.40%                     1.60%
Optional E.S.P. Charge.................................           0.20%                     0.20%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH E.S.P. ONLY
  SELECTED.............................................           1.60%                     1.80%
Optional GMWB I Charge(maximum upon reset).............           1.00%(6)                  1.00%(6)
Optional GMWB II Charge(maximum upon reset)............           1.00%(6)                  1.00%(6)
Optional GMWB III Charge...............................           0.25%                     0.25%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH GMWB I ONLY
  SELECTED.............................................           2.40%                     2.60%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH GMWB II ONLY
  SELECTED.............................................           2.40%                     2.60%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH GMWB III
  ONLY SELECTED........................................           1.65%                     1.85%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH E.S.P. AND
  GMWB I SELECTED......................................           2.60%                     2.80%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH E.S.P. AND
  GMWB II SELECTED.....................................           2.60%                     2.80%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH E.S.P. AND
  GMWB III SELECTED....................................           1.85%                     2.05%


---------
(5) We are waiving the following amounts of the Mortality and Expense Risk charge on these Subaccounts: 0.15% for the Subaccount investing in the Western Asset Management U.S. Government Portfolio, 0.11% for the Subaccount investing in the BlackRock High Yield Portfolio, an amount equal to the underlying fund expenses that are in excess of 0.90% for the Subaccount investing in the Harris Oakmark International Portfolio, an amount equal to the underlying fund expenses that are in excess of 0.91% for the Subaccount investing in the Capital Guardian U.S. Equity Portfolio, an amount equal to the underlying fund expenses that are in excess of 0.65% for the Subaccount investing in the PIMCO Inflation Protected Bond Portfolio, an amount equal to the underlying fund expenses that are in excess of 1.10% for the Subaccount investing in the Third Avenue Small Cap Value Portfolio, an amount equal to the underlying fund expenses that are in excess of 1.18% for the Subaccount investing in the MFS(R) Research International Portfolio, an amount equal to the underlying fund expenses that are in excess of 1.12% for the Subaccount investing in the Lord Abbett Mid-Cap Value Portfolio and an amount equal to the underlying fund expenses that are in excess of 0.87% for the Subaccount investing in the Lord Abbett Growth and Income Portfolio.
(6) The current charges for the available GMWB riders with a reset feature (see "Access to Your Money -- Guaranteed Minimum Withdrawal Benefit") are 0.40% for GMWB I and 0.50% for GMWB II.

UNDERLYING FUND EXPENSES AS OF DECEMBER 31, 2006 (unless otherwise indicated):

The first table below shows the range (minimum and maximum) of the total annual operating expenses charged by all of the Underlying Funds, before any voluntary or contractual fee waivers and/or expense reimbursements. The second table shows each Underlying Fund's management fee, distribution and/or service fees (12b-1) if applicable, and other expenses. The Underlying Funds provided this information and we have not independently verified it. More detail concerning each Underlying Fund's fees and expenses is contained in the prospectus for each Underlying Fund. Current prospectuses for the Underlying Funds can be obtained by calling 1-800-874-1225.

MINIMUM AND MAXIMUM TOTAL ANNUAL UNDERLYING FUND OPERATING EXPENSES


                                                                        MINIMUM   MAXIMUM
                                                                        -------   -------


TOTAL ANNUAL FUND OPERATING EXPENSES
(expenses that are deducted from Underlying Fund assets, including management fees, distribution and/or service (12b-1) fees, and other
  expenses)...........................................................    0.38%     1.72%


UNDERLYING FUND FEES AND EXPENSES
(as a percentage of average daily net assets)


                                                     DISTRIBUTION                 TOTAL      CONTRACTUAL FEE        NET TOTAL
                                                        AND/OR                    ANNUAL          WAIVER              ANNUAL
                                       MANAGEMENT       SERVICE       OTHER     OPERATING     AND/OR EXPENSE        OPERATING
UNDERLYING FUND:                           FEE       (12b-1) FEES    EXPENSES    EXPENSES     REIMBURSEMENT         EXPENSES*
----------------                      ------------  --------------  ---------  -----------  -----------------  -------------------


AMERICAN FUNDS INSURANCE SERIES
  American Funds Global Growth
     Fund -- Class 2................      0.55%          0.25%        0.03%       0.83%             --         0.83%
  American Funds Growth
     Fund -- Class 2................      0.32%          0.25%        0.02%       0.59%             --         0.59%
  American Funds Growth-Income
     Fund -- Class 2................      0.27%          0.25%        0.01%       0.53%             --         0.53%
DREYFUS VARIABLE INVESTMENT FUND
  Dreyfus Variable Investment
     Fund -- Appreciation
     Portfolio -- Initial Shares....      0.75%            --         0.07%       0.82%             --         0.82%
  Dreyfus Variable Investment
     Fund -- Developing Leaders
     Portfolio -- Initial Shares....      0.75%            --         0.09%       0.84%             --         0.84%(16)
FIDELITY(R) VARIABLE INSURANCE
  PRODUCTS
  VIP Contrafund(R)
     Portfolio -- Service Class 2...      0.57%          0.25%        0.09%       0.91%             --         0.91%
  VIP Dynamic Capital Appreciation
     Portfolio -- Service Class 2+..      0.56%          0.25%        0.24%       1.05%             --         1.05%
  VIP Mid Cap Portfolio -- Service
     Class 2........................      0.57%          0.25%        0.11%       0.93%             --         0.93%
FRANKLIN TEMPLETON VARIABLE
  INSURANCE PRODUCTS TRUST
  Templeton Developing Markets
     Securities Fund -- Class 2.....      1.23%          0.25%        0.24%       1.72%             --         1.72%
  Templeton Foreign Securities
     Fund -- Class 2................      0.63%          0.25%        0.18%       1.06%           0.03%        1.03%(1)
JANUS ASPEN SERIES
  Global Life Sciences
     Portfolio -- Service Shares+...      0.64%          0.25%        0.46%       1.35%             --         1.35%
  Global Technology
     Portfolio -- Service Shares....      0.64%          0.25%        0.21%       1.10%             --         1.10%(15)
  Worldwide Growth
     Portfolio -- Service Shares+...      0.60%          0.25%        0.05%       0.90%             --         0.90%(2)
LEGG MASON PARTNERS VARIABLE EQUITY
  TRUST
  Legg Mason Partners Variable
     Aggressive Growth
     Portfolio -- Class I++.........      0.75%            --         0.02%       0.77%             --         0.77%
  Legg Mason Partners Variable
     Appreciation Portfolio -- Class
     I..............................      0.70%            --         0.02%       0.72%             --         0.72%(12)
  Legg Mason Partners Variable
     Equity Index Portfolio -- Class
     II.............................      0.31%          0.25%        0.03%       0.59%             --         0.59%
  Legg Mason Partners Variable
     Fundamental Value
     Portfolio -- Class I...........      0.75%            --         0.02%       0.77%             --         0.77%
  Legg Mason Partners Variable
     Investors Portfolio -- Class
     I..............................      0.65%            --         0.07%       0.72%             --         0.72%
  Legg Mason Partners Variable Large
     Cap Growth Portfolio -- Class
     I++............................      0.75%            --         0.04%       0.79%             --         0.79%
  Legg Mason Partners Variable Small
     Cap Growth Portfolio -- Class
     I..............................      0.75%            --         0.21%       0.96%             --         0.96%
  Legg Mason Partners Variable
     Social Awareness Portfolio++...      0.66%            --         0.12%       0.78%             --         0.78%
LEGG MASON PARTNERS VARIABLE INCOME
  TRUST
  Legg Mason Partners Variable
     Adjustable Rate Income
     Portfolio++....................      0.55%          0.25%        0.22%       1.02%             --         1.02%

                                                     DISTRIBUTION                 TOTAL      CONTRACTUAL FEE        NET TOTAL
                                                        AND/OR                    ANNUAL          WAIVER              ANNUAL
                                       MANAGEMENT       SERVICE       OTHER     OPERATING     AND/OR EXPENSE        OPERATING
UNDERLYING FUND:                           FEE       (12b-1) FEES    EXPENSES    EXPENSES     REIMBURSEMENT         EXPENSES*
----------------                      ------------  --------------  ---------  -----------  -----------------  -------------------

MET INVESTORS SERIES TRUST
  Batterymarch Mid-Cap Stock
     Portfolio -- Class A...........      0.70%            --         0.11%       0.81%             --         0.81%(3)(14)
  BlackRock High Yield
     Portfolio -- Class A...........      0.60%            --         0.32%       0.92%             --         0.92%(3)(4)(14)
  BlackRock Large-Cap Core
     Portfolio -- Class E...........      0.63%          0.15%        0.22%       1.00%             --         1.00%(3)(4)(13)(14)
  Dreman Small-Cap Value
     Portfolio -- Class A...........      0.82%            --         0.37%       1.19%           0.09%        1.10%(3)(5)(14)
  Harris Oakmark International
     Portfolio -- Class A...........      0.78%            --         0.13%       0.91%             --         0.91%(3)
  Janus Forty Portfolio -- Class A..      0.65%            --         0.06%       0.71%             --         0.71%(3)(14)
  Lazard Mid-Cap Portfolio -- Class
     B..............................      0.70%          0.25%        0.06%       1.01%             --         1.01%(3)
  Legg Mason Partners Managed Assets
     Portfolio -- Class A...........      0.50%            --         0.11%       0.61%             --         0.61%(3)(14)
  Lord Abbett Bond Debenture
     Portfolio -- Class A...........      0.50%            --         0.04%       0.54%             --         0.54%(3)
  Lord Abbett Growth and Income
     Portfolio -- Class B...........      0.50%          0.25%        0.03%       0.78%             --         0.78%(3)
  Lord Abbett Mid-Cap Value
     Portfolio -- Class B...........      0.68%          0.25%        0.07%       1.00%             --         1.00%(3)
  Met/AIM Capital Appreciation
     Portfolio -- Class A++.........      0.77%            --         0.09%       0.86%             --         0.86%(3)(6)(4)(14)
  Met/AIM Small Cap Growth
     Portfolio -- Class A...........      0.87%            --         0.06%       0.93%             --         0.93%(3)(4)
  MFS(R) Emerging Markets Equity
     Portfolio -- Class A+..........      1.04%            --         0.29%       1.33%           0.03%        1.30%(3)(7)(15)
  MFS(R) Research International
     Portfolio -- Class B+..........      0.72%          0.25%        0.14%       1.11%             --         1.11%(3)
  MFS(R) Value Portfolio -- Class
     A..............................      0.73%            --         0.23%       0.96%             --         0.96%(3)(4)(14)
  Neuberger Berman Real Estate
     Portfolio -- Class A...........      0.64%            --         0.04%       0.68%             --         0.68%(3)
  PIMCO Inflation Protected Bond
     Portfolio -- Class A...........      0.50%            --         0.05%       0.55%             --         0.55%(3)
  Pioneer Fund Portfolio -- Class
     A..............................      0.75%            --         0.30%       1.05%           0.05%        1.00%(3)(5)(14)
  Pioneer Strategic Income
     Portfolio -- Class A++.........      0.70%            --         0.12%       0.82%             --         0.82%(3)(4)(6)(14)
  Third Avenue Small Cap Value
     Portfolio -- Class B...........      0.74%          0.25%        0.04%       1.03%             --         1.03%(3)
METROPOLITAN SERIES FUND, INC.
  BlackRock Aggressive Growth
     Portfolio -- Class D...........      0.72%          0.10%        0.06%       0.88%             --         0.88%(17)
  BlackRock Bond Income
     Portfolio -- Class A...........      0.39%            --         0.07%       0.46%           0.01%        0.45%(8)(17)
  BlackRock Money Market
     Portfolio -- Class A...........      0.34%            --         0.04%       0.38%           0.01%        0.37%(9)(17)
  Capital Guardian U.S. Equity
     Portfolio -- Class A+..........      0.66%            --         0.06%       0.72%             --         0.72%(17)
  FI Large Cap Portfolio -- Class
     A..............................      0.78%            --         0.06%       0.84%                        0.84%(10)(17)
  FI Value Leaders
     Portfolio -- Class D...........      0.64%          0.10%        0.07%       0.81%             --         0.81%(17)
  MFS(R) Total Return
     Portfolio -- Class F...........      0.53%          0.20%        0.05%       0.78%             --         0.78%(10)(17)
  Oppenheimer Global Equity
     Portfolio -- Class B...........      0.53%          0.25%        0.09%       0.87%             --         0.87%(17)
  T. Rowe Price Large Cap Growth
     Portfolio -- Class B+..........      0.60%          0.25%        0.08%       0.93%             --         0.93%(17)
  Western Asset Management U.S.
     Government Portfolio -- Class
     A..............................      0.50%            --         0.07%       0.57%             --         0.57%(17)
PIMCO VARIABLE INSURANCE TRUST
  Total Return
     Portfolio -- Administrative
     Class..........................      0.25%            --         0.40%       0.65%             --         0.65%
PUTNAM VARIABLE TRUST
  Putnam VT Discovery Growth
     Fund -- Class IB Shares+.......      0.70%          0.25%        0.55%       1.50%             --         1.50%
VAN KAMPEN LIFE INVESTMENT TRUST
  Comstock Portfolio -- Class II....      0.56%          0.25%        0.03%       0.84%             --         0.84%
  Enterprise Portfolio -- Class
     II+............................      0.50%          0.25%        0.18%       0.93%             --         0.93%

                                                                                                                   NET TOTAL
                                                                                                                     ANNUAL
                                                                                                                   OPERATING
                                                 DISTRIBUTION              TOTAL    CONTRACTUAL FEE  NET TOTAL      EXPENSES
                                                    AND/OR                 ANNUAL        WAIVER        ANNUAL      INCLUDING
                                     MANAGEMENT     SERVICE      OTHER   OPERATING   AND/OR EXPENSE  OPERATING  UNDERLYING FUND
UNDERLYING FUND:                         FEE     (12b-1) FEES  EXPENSES   EXPENSES   REIMBURSEMENT   EXPENSES*     EXPENSES*
----------------                     ----------  ------------  --------  ---------  ---------------  ---------  ---------------


METROPOLITAN SERIES FUND,
  INC. -- ASSET ALLOCATION
  PORTFOLIOS
  MetLife Aggressive Allocation
     Portfolio -- Class B..........     0.10%        0.25%       0.07%     0.42%         0.07%         0.35%     1.10%(11)(17)
  MetLife Conservative Allocation
     Portfolio -- Class B..........     0.10%        0.25%       0.09%     0.44%         0.09%         0.35%     0.96%(11)(17)
  MetLife Conservative to Moderate
     Allocation Portfolio -- Class
     B.............................     0.10%        0.25%       0.02%     0.37%         0.02%         0.35%     1.00%(11)(17)
  MetLife Moderate Allocation
     Portfolio -- Class B..........     0.10%        0.25%       0.01%     0.36%         0.01%         0.35%     1.05%(11)(17)
  MetLife Moderate to Aggressive
     Allocation Portfolio -- Class
     B.............................     0.10%        0.25%       0.01%     0.36%         0.01%         0.35%     1.10%(11)(17)


---------
* Net Total Annual Operating Expenses do not reflect (1) voluntary waivers of fees and expenses; (2) contractual waivers that are in effect for less than one year from the date of this Prospectus, or (3) expense reductions resulting from custodial fee credits or directed brokerage arrangements.
+ Not available under all contracts. Availability depends on contract issue date.
++ Fees and expenses for this Portfolio are based on the Portfolio's fiscal year ended October 31, 2006.

NOTES
(1) Other Expenses include 0.03% of "Acquired Fund Fees and Expenses," which are fees and expenses attributable to underlying portfolios in which the Portfolio invested during the preceding fiscal year. The manager has agreed in advance to reduce its fee from assets invested by the Fund in a Franklin Templeton money market fund (the acquired fund) to the extent that the Fund's fees and expenses are due to those of the acquired fund. This reduction is required by the Trust's board of trustees and an exemptive order of the Securities and Exchange Commission (SEC).
(2) The Portfolio pays an investment advisory fee rate that may adjust up or down based upon the Portfolio's performance relative to its benchmark index during a measuring period. This fee rate, prior to any performance adjustment, is shown in the table above. Any such adjustment to this fee rate commenced February 2007 and may increase or decrease the management fee rate shown in the table by a variable of up to 0.15%, assuming constant assets. The management fee rate could be even higher or lower than this range, however, depending on asset fluctuations during the measuring period. Because a fee waiver will have a positive effect upon the Portfolio's performance, a fee waiver that is in place during the period when the performance adjustment applies may affect the performance adjustment in a way that is favorable to Janus Capital. It is possible that the cumulative dollar amount of additional compensation ultimately payable to Janus Capital may, under some circumstances, exceed the cumulative dollar amount of management fees waived by Janus Capital.
(3) Other Expenses have been restated to reflect new custodian, fund administration and transfer agent fee schedules, as if these fee schedules had been in effect for the previous fiscal year.
(4) The Management Fee has been restated to reflect an amended management fee agreement, as if the agreement had been in effect during the previous fiscal year.
(5) Pursuant to an expense limitation agreement, the Investment Adviser has agreed, for a period of one year commencing May 1, 2007, to limit its fee and to reimburse expenses to the extent necessary to limit total operating expenses, excluding 12b-1 fees, to 1.10% for Dreman Small-Cap Value Portfolio, 1.30% for MFS(R) Emerging Markets Equity Portfolio and 1.00% for Pioneer Fund Portfolio.
(6) Effective November 1, 2006, the Portfolio's fiscal year end has been changed from October 31 to December 31. The fees and expenses shown are for the Portfolio's last fiscal year ended October 31, 2006.
(7) The fees and expenses shown in the table are annualized, based on the Portfolio's May 1, 2006 start date.
(8) Our affiliate, MetLife Advisers, LLC and the Metropolitan Series Fund, Inc. have contractually agreed, for the period May 1, 2007 through April 30, 2008, to reduce the Management Fee to the annual rate of 0.325% for amounts over $1 billion but less than $2 billion.
(9) Our affiliate, MetLife Advisers, LLC and the Metropolitan Series Fund, Inc. have contractually agreed, for the period May 1, 2007 through April 30, 2008, to reduce the Management Fee to the annual rate of 0.345% for the first $500 million of the Portfolio's average daily net assets and 0.335% for the next $500 million.
(10) The Management Fee has been restated to reflect current fees, as if current fees had been in effect for the previous fiscal year.
(11) These Portfolios are "funds of funds" that invest substantially all of their assets in other portfolios of the Met Investors Series Trust and the Metropolitan Series Fund, Inc. Because the Portfolios invest in other underlying portfolios, each Portfolio will also bear its pro rata portion of the operating expenses of the underlying portfolios in which the Portfolio invests, including the management fee. The weighted average of the total operating expenses of the underlying portfolios, after any applicable fee waivers and expense reimbursements, as of December 31, 2006, were: 0.61% for the MetLife Conservative Allocation Portfolio, 0.65% for the MetLife Conservative to Moderate Allocation Portfolio, 0.70% for the MetLife Moderate Allocation Portfolio, 0.75% for the MetLife Moderate to Aggressive Allocation Portfolio and 0.75% for the MetLife Aggressive Allocation Portfolio. The total operating expenses of the Portfolios, including the weighted average of the total operating expenses of the underlying portfolios, before any applicable fee waivers and expense reimbursements, as of December 31, 2006, were: 1.05% for the MetLife Conservative Allocation Portfolio, 1.02% for the MetLife Conservative to Moderate Allocation Portfolio, 1.07% for the MetLife Moderate Allocation Portfolio, 1.11% for the MetLife Moderate to Aggressive Allocation Portfolio and 1.18% for the MetLife Aggressive Allocation Portfolio. Contract and Policy Owners may be able to realize lower aggregate expenses by investing directly in the underlying portfolios instead of investing in the Portfolios. A Contract or Policy Owner who chooses to invest directly in the underlying portfolios would not, however, receive the asset allocation services provided by MetLife Advisers, LLC. (See the fund prospectus for a description of each Portfolio's target allocation.)
(12) Other Expenses include 0.01% of "Acquired Fund Fees and Expenses," which are fees and expenses attributable to underlying portfolios in which the Portfolio invested during the preceding fiscal year.
(13) This is a new share class for this Portfolio. Operating expenses are estimated based on the expenses of the Class A shares of the Portfolio.
(14) Other Expenses have been restated to reflect the current Met Investors Series Trust fee schedule, as if that schedule had applied to the Portfolio for the entire fiscal year.
(15) Other Expenses include 0.02% of "Acquired Fund Fees and Expenses," which are fees and expenses attributable to underlying portfolios in which the Portfolio invested during the preceding fiscal year.
(16) Other Expenses include 0.02% of "Acquired Fund Fees and Expenses," which are fees and expenses attributable to underlying portfolios in which the Portfolio invested during the previous fiscal year.
(17) Other Expenses have been restated to reflect current fees, as if current fees had been in effect for the previous fiscal year.

EXAMPLE

This example is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include Contract Owner transaction expenses, Contract fees, separate account annual expenses, and Underlying Fund total annual operating expenses. This example does not represent past or future expenses. Your actual expenses may be more or less than those shown.

The example assumes that you invest $10,000 in the Contract for the time periods indicated and that your investment has a 5% return each year. The example reflects the annual Contract administrative charge, factoring in that the charge is waived for contracts over a certain value. Additionally, the example is based on the minimum and maximum Underlying Fund total annual operating expenses shown above, and does not reflect any Underlying Fund fee waivers and/or expense reimbursements.

The example assumes you have allocated all of your Contract Value to either the Underlying Fund with the maximum total annual operating expenses or the Underlying Fund with the minimum total annual operating expenses.

EXAMPLE -- This example assumes that you have elected the most expensive death benefit option, the E.S.P. optional death benefit and a Guaranteed Minimum Withdrawal Benefit (assuming the maximum charge of 1.00% applies in all Contract Years).


                                                                             IF CONTRACT IS NOT SURRENDERED OR
                               IF CONTRACT IS SURRENDERED AT                  ANNUITIZED AT THE END OF PERIOD
                                  THE END OF PERIOD SHOWN                                  SHOWN
                      ----------------------------------------------  ----------------------------------------------
FUNDING OPTION          1 YEAR      3 YEARS     5 YEARS    10 YEARS     1 YEAR      3 YEARS     5 YEARS    10 YEARS
--------------        ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------


Underlying Fund with
Minimum Total Annual
Operating Expenses..    $1,085      $1,708      $2,296      $3,438       $325         $988      $1,666      $3,438
Underlying Fund with
Maximum Total Annual
Operating Expenses..    $1,219      $2,100      $2,935      $4,641       $459       $1,380      $2,305      $4,641


                         CONDENSED FINANCIAL INFORMATION

--------------------------------------------------------------------------------

See Appendices A and B.

                              THE ANNUITY CONTRACT

--------------------------------------------------------------------------------

Portfolio Architect XTRA Variable Annuity is a contract between the Contract Owner ("you") and the Company. This is the prospectus -- it is not the Contract. The prospectus highlights many Contract provisions to focus your attention on the Contract's essential features. Your rights and obligations under the Contract will be determined by the language of the Contract itself. When you receive your Contract, we suggest you read it promptly and carefully.

There may be differences in your Contract from the descriptions in this prospectus because of the requirements of the state where we issued your Contract. We will include any such differences in your Contract.

The Company offers several different annuities that your investment professional may be authorized to offer to you. Each annuity offers different features and benefits that may be appropriate for you. In particular, the annuities differ based on variations in the standard and optional death benefit protection provided for your beneficiaries, the availability of optional living benefits, the ability to access your Contract Value if necessary and the charges that you will be subject to if you make a withdrawal or surrender the annuity. The separate account charges and other charges may be different between each annuity we offer. Optional death benefits and living benefits are subject to a separate charge for the additional protections they offer to you and your beneficiaries. Furthermore, annuities that offer greater flexibility to access your Contract Value generally are subject to higher separate account charges than annuities that deduct charges if you make a withdrawal or surrender.

We encourage you to evaluate the fees, expenses, benefits and features of this annuity against those of other investment products, including other annuity products offered by us and other insurance companies. Before purchasing this or any other investment product you should consider whether the product you purchase is consistent with your risk tolerance, investment objectives, investment time horizon, financial and tax situation, liquidity needs and how you intend to use the annuity.

You make Purchase Payments to us and we credit them to your Contract. We promise to pay you an income, in the form of Annuity Payments, beginning on a future date that you choose, the Maturity Date. The Purchase Payments accumulate tax deferred in the funding options of your choice. We offer multiple Variable Funding Options. We may also offer a Fixed Account option. Where permitted by law, we reserve the right to restrict Purchase Payments into the Fixed Account whenever the credited interest rate on the Fixed Account is equal to the minimum guaranteed interest rate specified under the Contract. The Contract Owner assumes the risk of gain or loss according to the performance of the Variable Funding Options. The Contract Value is the amount of Purchase Payments and any associated Purchase Payment Credits, plus or minus any investment experience on the amounts you allocate to the Separate Account ("Separate Account Contract Value") or interest on the amounts you allocate to the Fixed Account ("Fixed Account Contract Value"). The Contract Value also reflects all withdrawals made and charges deducted. There is generally no guarantee that at the Maturity Date the Contract Value will equal or exceed the total Purchase Payments made under the Contract. The date the Contract and its benefits become effective is referred to as the Contract Date. Each 12-month period following the Contract Date is called a Contract Year.

Certain changes and elections must be made in writing to the Company. Where the term "Written Request" is used, it means that you must send written information to our Home Office in a form and content satisfactory to us.

The Contract is not available to new purchasers. However, you may continue to make additional Purchase Payments or transfer Contract Value among the Variable Funding Options.

CONTRACT OWNER INQUIRIES

Any questions you have about your Contract should be directed to our Home Office at 1-800-874-1225.

PURCHASE PAYMENTS

You may make additional payments of at least $500 at any time. No additional Purchase Payments are allowed if this Contract is purchased with a beneficiary-directed transfer of death benefit proceeds. Under certain circumstances, we may waive the minimum Purchase Payment requirement. Purchase Payments over $1,000,000 may be made only with our prior consent. We may restrict Purchase Payments into the Fixed Account whenever the current credited interest rate for the Fixed Account is equal to the minimum guaranteed rate specified in your Contract.

We accept Purchase Payments made by check or cashier's check. We do not accept cash, money orders or traveler's checks. We reserve the right to refuse purchase payments made via a personal check in excess of $100,000. Purchase payments over $100,000 may be accepted in other forms, including but not limited to, EFT/wire transfers, certified checks, corporate checks, and checks written on financial institutions. The form in which we receive a purchase payment may determine how soon subsequent disbursement requests may be fulfilled. (See "Access To Your Money.")

We will apply the initial Purchase Payment less any applicable premium tax within two business days after we receive it at our Home Office with a properly completed application or order request. If your request or other information accompanying the initial Purchase Payment is incomplete when received, we will hold the Purchase Payment for up to five business days. If we cannot obtain the necessary information within five business days, we will return the Purchase Payment in full, unless you specifically consent for us to keep it until you provide the necessary information.

We will credit any subsequent Purchase Payment to a Contract on the same business day we receive it, if it is received in good order by our Home Office by 4:00 p.m. Eastern time. A business day is any day that the New York Stock Exchange is open for regular trading (except when trading is restricted due to an emergency as defined by the Securities and Exchange Commission).

PURCHASE PAYMENT CREDITS

For each Purchase Payment you make, we will add a credit to your Contract Value. For the initial Purchase Payment, and for any additional Purchase Payments made during the first Contract Year, we will determine the amount of the credit based on the greater age of the Contract Owner or the Annuitant at the time the Contract is issued. If the greater attained age is 69 or less, the credit is 5%. If the greater attained age is 70 through age 80, the credit is 4%. For additional Purchase Payments made subsequent to the first Contract Year, the amount of the credit will be determined by the greater attained age of the Contract Owner or the Annuitant at the time of such Purchase Payment. For those additional Purchase Payments, if the greater attained age is 69 or less, the credit is 5% and if the greater attained age is 70 through age 80, the credit is 4%.

We will apply the Purchase Payment Credit to the funding options in the same ratio as the applicable Purchase Payment.

We will deduct the Purchase Payment Credit associated with any Purchase Payment from any proceeds paid if:

     (a)  you return your Contract during the right to return period;

     (b) you (or the Annuitant, with no Contingent Annuitant surviving) die during the 12 months following the application of the Purchase Payment Credit; or

     (c) you surrender or terminate your Contract during the 12 months following the application of the Purchase Payment Credit.

When a Purchase Payment Credit is deducted from a refund amount as described above, the amount we return to you will include any investment gains on the credit. HOWEVER, IF YOU HAVE INVESTMENT LOSSES ON THE CREDIT, WE WILL RECOVER THE ORIGINAL AMOUNT OF THE CREDIT. Additionally, if a Purchase Payment Credit is deducted from a refund amount, no withdrawal charge will be assessed on that Purchase Payment Credit. We will not recapture Purchase Payment Credits from any partial withdrawal. The Code generally requires that interests in a Qualified Contract be nonforfeitable, and it is unclear whether a deduction of Purchase Payment Credits is consistent with those requirements. Please consult a tax advisor.

You should know that over time, particularly in a positive market, the costs associated with the Purchase Payment Credits may exceed the sum of the Purchase Payment Credits and related earnings. You should consider this possibility before purchasing the Contract.

Purchase Payment Credits may not be included in your Remaining Benefit Base under GMWB. Please refer to the description of GMWB for more information.

ACCUMULATION UNITS

The period between the Contract Date and the Maturity Date is the accumulation period. During the accumulation period, an Accumulation Unit is used to calculate the value of a Contract. Each Variable Funding Option has a corresponding Accumulation Unit value. The Accumulation Units are valued each business day and their values may increase or decrease from day to day. The daily change in value of an Accumulation Unit each day is based on the investment performance of the corresponding Underlying Fund, and the deduction of separate account charges shown in the Fee Table in this prospectus. The number of Accumulation Units we will credit to your Contract once we receive a Purchase Payment or transfer request (or, liquidate for a withdrawal request) is determined by dividing the amount directed to each Variable Funding Option (or, taken from each Variable Funding Option) by the value of its Accumulation Unit. Normally, we calculate the value of an Accumulation Unit for each Variable Funding Option as of the close of regular trading (generally 4:00 p.m. Eastern time) each day the New York Stock Exchange is open. After the value is calculated, we credit your Contract. During the annuity period (i.e., after the Maturity Date), you are credited with Annuity Units.

THE VARIABLE FUNDING OPTIONS

You choose the Variable Funding Options to which you allocate your Purchase Payments. From time to time we may make new Variable Funding Options available. These Variable Funding Options are Subaccounts of the Separate Account. The Subaccounts invest in the Underlying Funds. You are not investing directly in the Underlying Fund. Each Underlying Fund is a portfolio of an open-end management investment company that is registered with the SEC under the Investment Company Act of 1940. These Underlying Funds are not publicly traded and are only offered through variable annuity contracts, variable life insurance products, and maybe in some instances, certain retirement plans. They are not the same retail mutual funds as those offered outside of a variable annuity or variable life insurance product, although the investment practices and fund names may be similar and the portfolio managers may be identical. Accordingly, the performance of the retail mutual fund is likely to be different from that of the Underlying Fund.

We select the Underlying Funds offered through this Contract based on several criteria, including asset class coverage, the strength of the adviser's or subadviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor we consider during the selection process is whether the Underlying Fund's adviser or subadviser is one of our affiliates or whether the Underlying Fund, its adviser, its subadviser(s), or an affiliate will make payments to us or our affiliates. In this regard, the profit distributions we receive from our affiliated investment advisers are a component of the total revenue that we consider in configuring the features and investment choices available in the variable insurance products that we and our affiliated insurance companies issue. Since we and our affiliated insurance companies may benefit more from the allocation of assets to portfolios advised by our affiliates than those that are not, we may be more inclined to offer portfolios advised by our affiliates in the variable insurance products we issue. For additional information on these arrangements, see "Payments We Receive." We review the Underlying Funds periodically and may remove an Underlying Fund or limit its availability to new Purchase Payments and/or transfers of Contract Value if we determine that the Underlying Fund no longer meets one or more of the selection criteria, and/or if the Underlying Fund has not attracted significant allocations from Contract Owners. In some cases, we have included Underlying Funds based on recommendations made by broker-dealer firms. When the Company develops a variable annuity product in cooperation with a fund family or distributor (e.g. a "private label" product) the Company will generally include Underlying Funds based on recommendations made by the fund family or distributor, whose selection criteria may differ from the Company's selection criteria.

WE DO NOT PROVIDE ANY INVESTMENT ADVICE AND DO NOT RECOMMEND OR ENDORSE ANY PARTICULAR UNDERLYING FUND. YOU BEAR THE RISK OF ANY DECLINE IN THE CONTRACT VALUE OF YOUR CONTRACT RESULTING FROM THE PERFORMANCE OF THE UNDERLYING FUNDS YOU HAVE CHOSEN.

If investment in the Underlying Funds or a particular Underlying Fund is no longer possible, in our judgment becomes inappropriate for purposes of the Contract, or for any other reason in our sole discretion, we may substitute another Underlying Fund or Underlying Funds without your consent. The substituted Underlying Fund may have different fees and expenses. Substitution may be made with respect to existing investments or the investment of future Purchase Payments, or both. However, we will not make such substitution without any necessary approval of the Securities and Exchange Commission and applicable state insurance departments. Furthermore, we may close Underlying Funds to allocations of Purchase Payments or Contract Value, or both, at any time in our sole discretion.

In certain circumstances, the Company's ability to remove or replace an Underlying Fund may be limited by the terms of a five-year agreement between MetLife, Inc. (MetLife) and Legg Mason, Inc. (Legg Mason) relating to the use of certain Underlying Funds advised by Legg Mason affiliates. The agreement sets forth the conditions under which the Company can remove an Underlying Fund, which, in some cases, may differ from the Company's own selection criteria. In addition, during the term of the agreement, subject to the Company's fiduciary and other legal duties, the Company is generally obligated in the first instance to consider Underlying Funds advised by Legg Mason affiliates in seeking to make a substitution for an Underlying Fund advised by a Legg Mason affiliate. The agreement was originally entered into on July 1, 2005 by MetLife and certain affiliates of Citigroup Inc. (Citigroup) as part of MetLife's acquisition of The Travelers Insurance Company and The Travelers Life and Annuity Company from

Citigroup. Legg Mason replaced the Citigroup affiliates as a party to the agreement when Citigroup sold its asset management business to Legg Mason.

PAYMENTS WE RECEIVE. As described above, an investment adviser (other than our affiliates MetLife Advisers, LLC, and Met Investors Advisory LLC) or subadviser of an Underlying Fund, or its affiliates, may make payments to the Company and/or certain of our affiliates. These payments may be used for any corporate purpose, including payment of expenses that the Company and/or its affiliates incur in promoting, marketing, and administering the Contracts and, in its role as an intermediary, the Underlying Funds. The Company and its affiliates may profit from these payments. These payments may be derived, in whole or in part, from the advisory fee deducted from Underlying Fund assets. Contract Owners, through their indirect investment in the Underlying Funds, bear the costs of these advisory fees (see the Underlying Funds' prospectuses for more information). The amount of the payments we receive is based on a percentage of assets of the Underlying Funds attributable to the Contracts and certain other variable insurance products that the Company and its affiliates issue. These percentages differ and some advisers or subadvisers (or other affiliates) may pay the Company more than others. These percentages currently range up to 0.50%.

Additionally, an investment adviser or subadviser of an Underlying Fund or its affiliates may provide the Company with wholesaling services that assist in the distribution of the Contracts and may pay the Company and/or certain of our affiliates amounts to participate in sales meetings. These amounts may be significant and may provide the adviser or subadviser (or their affiliate) with increased access to persons involved in the distribution of the Contracts.

The Company and/or certain of its affiliated insurance companies have joint ownership interests in its affiliated investment advisers MetLife Advisers, LLC and Met Investors Advisory LLC, which are formed as "limited liability companies." The Company's ownership interests in MetLife Advisers, LLC and Met Investors Advisory LLC entitle us to profit distributions if the adviser makes a profit with respect to the advisory fees it receives from the Underlying Fund. The Company will benefit accordingly from assets allocated to the Underlying Funds to the extent they result in profits to the advisers. (See "Fee
Table -- Underlying Fund Fees and Expenses" for information on the management fees paid by the Underlying Funds and the Statement of Additional Information for the Underlying Funds for information on the management fees paid by the advisers to the subadvisers.)

Certain Underlying Funds have adopted a Distribution Plan under Rule 12b-1 of the Investment Company Act of 1940. An Underlying Fund's 12b-1 Plan, if any, is described in more detail in the Underlying Fund's prospectus. (See "Fee
Table -- Underlying Fund Fees and Expenses" and "Other
Information -- Distribution of Variable Annuity Contracts.") Any payments we receive pursuant to those 12b-1 Plans are paid to us or our distributor. Payments under a Underlying Fund's 12b-1 Plan decrease the Underlying Fund's investment return.

The agreement described above between MetLife and Legg Mason also obligates Legg Mason affiliates to continue on their current terms certain arrangements under which we receive payments in connection with our provision of administrative, marketing or other support services to the Underlying Funds advised or subadvised by Legg Mason affiliates.

We make certain payments to American Funds Distributors, Inc., principal underwriter for the American Funds Insurance Series. (See "Distribution of the Contracts")

Each Underlying Fund has different investment objectives and risks. The Underlying Fund prospectuses contain more detailed information on each Underlying Fund's investment strategy, investment advisers and its fees. You may obtain an Underlying Fund prospectus by calling 1-800-874-1225 or through your registered representative. We do not guarantee the investment results of the Underlying Funds.

The current Underlying Funds are listed below, along with their investment advisers and any subadviser:


             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------


AMERICAN FUNDS INSURANCE SERIES
  American Funds Global Growth     Seeks capital appreciation         Capital Research and Management
     Fund -- Class 2               through stocks.                    Company
  American Funds Growth            Seeks capital appreciation         Capital Research and Management
     Fund -- Class 2               through stocks.                    Company
  American Funds Growth-Income     Seeks both capital appreciation    Capital Research and Management
     Fund -- Class 2               and income.                        Company

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------

DREYFUS VARIABLE INVESTMENT FUND
  Dreyfus Variable Investment      Seeks long-term capital growth     The Dreyfus Corporation
     Fund -- Appreciation          consistent with the preservation   Subadvisor: Fayez Sarofim & Co.
     Portfolio -- Initial Shares   of capital.  Its secondary goal
                                   is current income.
  Dreyfus Variable Investment      Seeks capital growth.              The Dreyfus Corporation
     Fund -- Developing Leaders
     Portfolio -- Initial Shares
FIDELITY(R) VARIABLE INSURANCE
  PRODUCTS
  VIP Contrafund(R)                Seeks long-term capital            Fidelity Management & Research
     Portfolio -- Service Class 2  appreciation.                      Company
  VIP Dynamic Capital              Seeks capital appreciation.        Fidelity Management & Research
     Appreciation                                                     Company
     Portfolio -- Service Class
     2+
  VIP Mid Cap                      Seeks long-term growth of          Fidelity Management & Research
     Portfolio -- Service Class 2  capital.                           Company
FRANKLIN TEMPLETON VARIABLE
  INSURANCE PRODUCTS TRUST
  Templeton Developing Markets     Seeks long-term capital            Templeton Asset Management Ltd.
     Securities Fund -- Class 2    appreciation.
  Templeton Foreign Securities     Seeks long-term capital growth.    Templeton Investment Counsel, LLC
     Fund -- Class 2                                                  Subadviser: Franklin Templeton
                                                                      Investment Management Limited
JANUS ASPEN SERIES
  Global Life Sciences             Seeks long-term growth of          Janus Capital Management LLC
     Portfolio -- Service Shares+  capital.
  Global Technology                Seeks capital appreciation; no     Janus Capital Management LLC
     Portfolio -- Service Shares   consideration is given to income.
  Worldwide Growth                 Seeks long-term growth of capital  Janus Capital Management LLC
     Portfolio -- Service Shares+  in a manner consistent with the preservation of capital.
LEGG MASON PARTNERS VARIABLE
  EQUITY TRUST
  Legg Mason Partners Variable     Seeks long-term capital            Legg Mason Partners Fund Advisor,
     Aggressive Growth             appreciation.                      LLC
     Portfolio -- Class I                                             Subadviser: ClearBridge Advisors,
                                                                      LLC
  Legg Mason Partners Variable     Seeks long-term appreciation of    Legg Mason Partners Fund Advisor,
     Appreciation                  capital.                           LLC
     Portfolio -- Class I                                             Subadviser: ClearBridge Advisors,
                                                                      LLC
  Legg Mason Partners Variable     Seeks investment results that,     Legg Mason Partners Fund Advisor,
     Equity Index                  before expenses, correspond to     LLC
     Portfolio -- Class II         the price and yield performance    Subadviser: Batterymarch
                                   of the S&P 500 Index.              Financial Management, Inc.
  Legg Mason Partners Variable     Seeks long-term capital growth.    Legg Mason Partners Fund Advisor,
     Fundamental Value             Current income is a secondary      LLC
     Portfolio -- Class I          consideration.                     Subadviser: ClearBridge Advisors,
                                                                      LLC
  Legg Mason Partners Variable     Seeks long-term growth of          Legg Mason Partners Fund Advisor,
     Investors Portfolio -- Class  capital. Current income is a       LLC
     I                             secondary objective.               Subadviser: ClearBridge Advisors,
                                                                      LLC
  Legg Mason Partners Variable     Seeks long-term growth of          Legg Mason Partners Fund Advisor,
     Large Cap Growth              capital.                           LLC
     Portfolio -- Class I                                             Subadviser: ClearBridge Advisors,
                                                                      LLC
  Legg Mason Partners Variable     Seeks long term growth of          Legg Mason Partners Fund Advisor,
     Small Cap Growth              capital.                           LLC
     Portfolio -- Class I                                             Subadviser: ClearBridge Advisors,
                                                                      LLC
  Legg Mason Partners Variable     Seeks long-term capital            Legg Mason Partners Fund Advisor,
     Social Awareness Portfolio    appreciation and retention of net  LLC
                                   investment income.                 Subadviser: Legg Mason Investment
                                                                      Counsel, LLC
LEGG MASON PARTNERS VARIABLE
  INCOME TRUST
  Legg Mason Partners Variable     Seeks to provide high current      Legg Mason Partners Fund Advisor,
     Adjustable Rate Income        income and to limit the degree of  LLC
     Portfolio                     fluctuation of its net asset       Subadviser: Western Asset
                                   value resulting from movements in  Management Company
                                   interest rates.
MET INVESTORS SERIES TRUST
  Batterymarch Mid-Cap Stock       Seeks growth of capital.           Met Investors Advisory LLC
     Portfolio -- Class A                                             Subadviser: Batterymarch
                                                                      Financial Management, Inc.
  BlackRock High Yield             Seeks to maximize total return,    Met Investors Advisory LLC
     Portfolio -- Class A          consistent with income generation  Subadviser: BlackRock Advisors,
                                   and prudent investment             LLC
                                   management.
  BlackRock Large-Cap Core         Seeks long-term capital growth.    Met Investors Advisory LLC
     Portfolio -- Class E                                             Subadviser: BlackRock Advisors,
                                                                      LLC
  Dreman Small-Cap Value           Seeks capital appreciation.        Met Investors Advisory LLC
     Portfolio -- Class A                                             Subadviser: Dreman Value
                                                                      Management, LLC

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------

  Harris Oakmark International     Seeks long-term capital            Met Investors Advisory LLC
     Portfolio -- Class A          appreciation.                      Subadviser: Harris Associates
                                                                      L.P.
  Janus Forty Portfolio -- Class   Seeks capital appreciation.        Met Investors Advisory LLC
     A                                                                Subadviser: Janus Capital
                                                                      Management LLC
  Lazard Mid-Cap                   Seeks long-term growth of          Met Investors Advisory, LLC
     Portfolio -- Class B          capital.                           Subadviser: Lazard Asset
                                                                      Management LLC
  Legg Mason Partners Managed      Seeks high total return.           Met Investors Advisory LLC
     Assets Portfolio -- Class A                                      Subadvisers: Batterymarch
                                                                      Financial Management, Inc.,
                                                                      Western Asset Management Company,
                                                                      ClearBridge Advisors, LLC and
                                                                      Legg Mason Global Asset
                                                                      Allocation, LLC
  Lord Abbett Bond Debenture       Seeks to provide high current      Met Investors Advisory LLC
     Portfolio -- Class A          income and the opportunity for     Subadviser: Lord, Abbett & Co.
                                   capital appreciation to produce a  LLC
                                   high total return.
  Lord Abbett Growth and Income    Seeks long-term growth of capital  Met Investors Advisory LLC
     Portfolio -- Class B          and current income without         Subadviser: Lord, Abbett & Co.
                                   excessive fluctuations in the      LLC
                                   market value.
  Lord Abbett Mid-Cap Value        Seeks capital appreciation         Met Investors Advisory LLC
     Portfolio -- Class B          through investments, primarily in  Subadviser: Lord, Abbett & Co.
                                   equity securities which are        LLC
                                   believed to be undervalued in the
                                   marketplace.
  Met/AIM Capital Appreciation     Seeks capital appreciation.        Met Investors Advisory LLC
     Portfolio -- Class A                                             Subadviser: AIM Capital
                                                                      Management, Inc.
  Met/AIM Small Cap Growth         Seeks long-term growth of          Met Investors Advisory LLC
     Portfolio -- Class A          capital.                           Subadviser: AIM Capital
                                                                      Management, Inc.
  MFS(R) Emerging Markets Equity   Seeks capital appreciation.        Met Investors Advisory LLC
     Portfolio -- Class A+                                            Subadviser: Massachusetts
                                                                      Financial Services Company
  MFS(R) Research International    Seeks capital appreciation.        Met Investors Advisory LLC
     Portfolio -- Class B+                                            Subadviser: Massachusetts
                                                                      Financial Services Company
  MFS(R) Value Portfolio -- Class  Seeks capital appreciation and     Met Investors Advisory LLC
     A                             reasonable income.                 Subadviser: Massachusetts
                                                                      Financial Services Company
  Neuberger Berman Real Estate     Seeks to provide total return      Met Investors Advisory LLC
     Portfolio -- Class A          through investment in real estate  Subadviser: Neuberger Berman
                                   securities, emphasizing both       Management, Inc.
                                   capital appreciation and current
                                   income.
  PIMCO Inflation Protected Bond   Seeks to provide maximum real      Met Investors Advisory LLC
     Portfolio -- Class A          return, consistent with            Subadviser: Pacific Investment
                                   preservation of capital and        Management Company LLC
                                   prudent investment management.
  Pioneer Fund Portfolio -- Class  Seeks reasonable income and        Met Investors Advisory LLC
     A                             capital growth.                    Subadviser: Pioneer Investments
                                                                      Investment Management, Inc.
  Pioneer Strategic Income         Seeks a high level of current      Met Investors Advisory LLC
     Portfolio -- Class A          income.                            Subadviser: Pioneer Investments
                                                                      Investment Management, Inc.
  Third Avenue Small Cap Value     Seeks long-term capital            Met Investors Advisory LLC
     Portfolio -- Class B          appreciation.                      Subadviser: Third Avenue
                                                                      Management LLC
METROPOLITAN SERIES FUND, INC.
  BlackRock Aggressive Growth      Seeks maximum capital              MetLife Advisers, LLC
     Portfolio -- Class D          appreciation.                      Subadviser: BlackRock Advisors,
                                                                      LLC
  BlackRock Bond Income            Seeks competitive total return     MetLife Advisers, LLC
     Portfolio -- Class A          primarily from investing in        Subadviser: BlackRock Advisors,
                                   fixed-income securities.           LLC
  BlackRock Money Market           Seeks a high level of current      MetLife Advisers, LLC
     Portfolio -- Class A          income consistent with             Subadviser: BlackRock Advisors,
                                   preservation of capital.           LLC
  Capital Guardian U.S. Equity     Seeks long-term growth of          MetLife Advisers, LLC
     Portfolio -- Class A+         capital.                           Subadviser: Capital Guardian
                                                                      Trust Company

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------

  FI Large Cap Portfolio -- Class  Seeks long-term growth of          MetLife Advisers, LLC
     A                             capital.                           Subadviser: Fidelity Management &
                                                                      Research Company
  FI Value Leaders                 Seeks long-term growth of          MetLife Advisers, LLC
     Portfolio -- Class D          capital.                           Subadviser: Fidelity Management &
                                                                      Research Company
  MetLife Aggressive Allocation    Seeks growth of capital.           MetLife Advisers, LLC
     Portfolio -- Class B
  MetLife Conservative to          Seeks high level of current        MetLife Advisers, LLC
     Moderate Allocation           income, with growth of capital as
     Portfolio -- Class B          a secondary objective.
  MetLife Conservative Allocation  Seeks high total return in the     MetLife Advisers, LLC
     Portfolio -- Class B          form of income and growth of
                                   capital, with a greater emphasis
                                   on income.
  MetLife Moderate Allocation      Seeks a balance between a high     MetLife Advisers, LLC
     Portfolio -- Class B          level of current income and
                                   growth of capital, with a greater
                                   emphasis on growth of capital.
  MetLife Moderate to Aggressive   Seeks growth of capital.           MetLife Advisers, LLC
     Allocation
     Portfolio -- Class B
  MFS(R) Total Return              Seeks a favorable total return     MetLife Advisers, LLC
     Portfolio -- Class F          through investment in a            Subadviser: Massachusetts
                                   diversified portfolio.             Financial Services Company
  Oppenheimer Global Equity        Seeks capital appreciation.        MetLife Advisers, LLC
     Portfolio -- Class B                                             Subadviser: OppenheimerFunds,
                                                                      Inc.
  T. Rowe Price Large Cap Growth   Seeks long-term growth of capital  MetLife Advisers, LLC
     Portfolio -- Class B+         and, secondarily, dividend         Subadviser: T. Rowe Price
                                   income.                            Associates, Inc.
  Western Asset Management U.S.    Seeks to maximize total return     MetLife Advisers, LLC
     Government                    consistent with preservation of    Subadviser: Western Asset
     Portfolio -- Class A          capital and maintenance of         Management Company
                                   liquidity.
PIMCO VARIABLE INSURANCE TRUST
  Total Return                     Seeks maximum total return,        Pacific Investment Management
     Portfolio -- Administrative   consistent with preservation of    Company LLC
     Class                         capital and prudent investment
                                   management.
PUTNAM VARIABLE TRUST
  Putnam VT Discovery Growth       Seeks long-term growth of          Putnam Investment Management, LLC
     Fund -- Class IB Shares+      capital.
VAN KAMPEN LIFE INVESTMENT TRUST
  Comstock Portfolio -- Class II   Seeks capital growth and income    Van Kampen Asset Management
                                   through investments in equity
                                   securities, including common
                                   stocks, preferred stocks and
                                   securities convertible into
                                   common and preferred stocks.
  Enterprise Portfolio -- Class    Seeks capital appreciation         Van Kampen Asset Management
     II+                           through investments in securities
                                   believed by the portfolio's
                                   investment adviser to have above-
                                   average potential for capital
                                   appreciation.


---------
+ Not available under all Contracts. Availability depends on Contract issue date.

Certain Variable Funding Options have been subject to a merger, substitution or other change. Please see "Appendix C -- Additional Information Regarding Underlying Funds" for more information.

                                  FIXED ACCOUNT

--------------------------------------------------------------------------------

We may offer our Fixed Account as a funding option. Please see Appendix D for more information.

                             CHARGES AND DEDUCTIONS

--------------------------------------------------------------------------------

GENERAL

We deduct the charges described below. The charges are for the services and benefits we provide, costs and expenses we incur, and risks we assume under the Contracts. Services and benefits we provide include:

     - the ability for you to make withdrawals and surrenders under the Contracts

     - the death benefit paid on the death of the Contract Owner, Annuitant, or first of the joint owners

     - the available funding options and related programs (including dollar cost averaging, portfolio rebalancing, and systematic withdrawal programs)

     - administration of the annuity options available under the Contracts and

     -    the distribution of various reports to Contract Owners

Costs and expenses we incur include:

     - losses associated with various overhead and other expenses associated with providing the services and benefits provided by the Contracts

     - sales and marketing expenses including commission payments to your registered representative and

     -    other costs of doing business

Risks we assume include:

     - that Annuitants may live longer than estimated when the annuity factors under the Contracts were established

     - that the amount of the death benefit will be greater than the Contract Value and

     - that the costs of providing the services and benefits under the Contracts will exceed the charges deducted

We may also deduct a charge for taxes.

Unless otherwise specified, charges are deducted proportionately from all funding options in which you are invested.

The amount of a charge may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designated charge. For example, the withdrawal charge we collect may not fully cover all of the sales and distribution expenses we actually incur. We may also profit on one or more of the charges. We may use any such profits for any corporate purpose, including the payment of sales expenses.

WITHDRAWAL CHARGE

We do not deduct a sales charge from Purchase Payments when they are made to the Contract. However, a withdrawal charge will apply if Purchase Payments and any associated Purchase Payment Credits are withdrawn before they have been in the Contract for nine years. We will assess the charge as a percentage of the Purchase Payment and any associated Purchase Payment Credits withdrawn as follows:


     YEARS SINCE PURCHASE PAYMENT MADE
------------------------------------------    WITHDRAWAL
GREATER THAN OR EQUAL TO     BUT LESS THAN      CHARGE
------------------------     -------------    ----------


         0 years                4 years           8%
         4 years                5 years           7%
         5 years                6 years           6%
         6 years                7 years           5%
         7 years                8 years           3%
         8 years                9 years           1%
        9+ years                                  0%


For purposes of the withdrawal charge calculation, withdrawals are deemed to be taken first from:

     (a) any Purchase Payment and any associated Purchase Payment Credits to which no withdrawal charge applies, then

     (b) any remaining free withdrawal allowance (as described below) (after being reduced by (a)), then

     (c) any remaining Purchase Payment and any associated Purchase Payment Credits to which a withdrawal charge applies (on a first-in, first-out basis), then

     (d) any Contract earnings.

Unless you instruct us otherwise, we will deduct the withdrawal charge from the amount requested.

We will not deduct a withdrawal charge if Purchase Payments and associated credits are distributed:

     - due to the death of the Contract Owner or the Annuitant (with no Contingent Annuitant surviving)

     - under the Managed Distribution Program, or

     - under the Nursing Home Confinement provision (as described in Appendix
       E).

FREE WITHDRAWAL ALLOWANCE

Beginning in the second Contract Year, you may withdraw up to 10% of the Contract Value annually, without a withdrawal charge. We calculate the available withdrawal amount as of the end of the previous Contract Year. We reserve the right to not permit the provision on a full surrender.

Any withdrawal is subject to federal income taxes on the taxable portion. In addition, a 10% federal penalty may be assessed on any withdrawal if the Contract Owner is under age 59 1/2. You should consult with your tax adviser regarding the tax consequences of a withdrawal.

TRANSFER CHARGE

We reserve the right to assess a transfer charge of up to $10.00 on transfers exceeding 12 per year. We will notify you in writing at your last known address at least 31 days before we impose any such transfer charge.

ADMINISTRATIVE CHARGES

There are two administrative charges: the $40 annual Contract administrative charge and the administrative expense charge. We will deduct the annual Contract administrative charge on the fourth Friday of each August. This charge compensates us for expenses incurred in establishing and maintaining the Contract and we will prorate this charge (i.e. calculate) from the date of purchase. We will prorate this charge if you surrender your Contract, or if we terminate your Contract. We will not deduct a Contract administrative charge from the Fixed Account or:

     (1)  from the distribution of death proceeds;

     (2)  after an annuity payout has begun; or

     (3) if the Contract Value on the date of assessment equals or is greater than $100,000.

We deduct the administrative expense charge (sometimes called "Subaccount administrative charge") on each business day from amounts allocated to the Variable Funding Options to compensate the Company for certain related administrative and operating expenses. The charge equals, on an annual basis, 0.15% of the daily net asset value allocated to each of the Variable Funding Options, and is reflected in our Accumulation and Annuity Unit value calculations.

MORTALITY AND EXPENSE RISK CHARGE

Each business day, we deduct a mortality and expense risk ("M&E") charge from amounts held in the Variable Funding Options. We reflect the deduction in our calculation of Accumulation and Annuity Unit values. The charges stated are the maximum for this product. We reserve the right to lower this charge at any time. If you choose the Standard Death Benefit, the M&E charge is equal to 1.25% annually. If you choose the Enhanced Death Benefit, the M&E charge is equal to 1.45% annually. This charge compensates the Company for risks assumed, benefits provided and expenses incurred, including the payment of commissions to your sales agent.

VARIABLE LIQUIDITY BENEFIT CHARGE

If the Variable Liquidity Benefit is selected, there is a maximum charge of 8% of the amounts withdrawn. This charge is not assessed during the accumulation phase.

We will assess the charge as a percentage of the total benefit received as follows:


   YEARS SINCE INITIAL PURCHASE PAYMENT
------------------------------------------
GREATER THAN OR EQUAL TO     BUT LESS THAN    WITHDRAWAL CHARGE
------------------------     -------------    -----------------


         0 years                4 years               8%
         4 years                5 years               7%
         5 years                6 years               6%
         6 years                7 years               5%
         7 years                8 years               3%
         8 years                9 years               1%
        9+ years                                      0%


Please refer to Payment Options for a description of this benefit.

ENHANCED STEPPED-UP PROVISION CHARGE

If the E.S.P. option is selected, a charge is deducted each business day from amounts held in the Variable Funding Options. The charge equals, on an annual basis, 0.20% of the amounts held in each funding option. The E.S.P. option is available if the owner and Annuitant are both age 75 or younger on the Contract Date.

GUARANTEED MINIMUM WITHDRAWAL BENEFIT CHARGE

If you elect to add a GMWB rider to your Contract, a charge is deducted each business day from amounts held in the Variable Funding Options. The charge depends on which GWMB rider you select. The current charge for each rider is as follows: GMWB I: 0.40%; GMWB II: 0.50%; and GMWB III: 0.25%. Your current charge will not change unless you are able to reset your benefits, at which time we may modify the charge, which will never exceed 1.00%.

VARIABLE FUNDING OPTION EXPENSES

We summarized the charges and expenses of the Underlying Funds in the fee table. Please review the prospectus for each Underlying Fund for a more complete description of that fund and its expenses. Underlying Fund expenses are not fixed or guaranteed and are subject to change by the Fund.

PREMIUM TAX

Certain state and local governments charge premium taxes ranging from 0% to 3.5%, depending upon jurisdiction. We are responsible for paying these taxes and will determine the method used to recover premium tax expenses incurred. We will deduct any applicable premium taxes from your Contract Value either upon death, surrender, annuitization, or at the time you make Purchase Payments to the Contract, but no earlier than when we have a tax liability under state law.

CHANGES IN TAXES BASED UPON PREMIUM OR VALUE

If there is any change in a law assessing taxes against the Company based upon premiums, contract gains or value of the Contract, we reserve the right to charge you proportionately for this tax.

                                    TRANSFERS

--------------------------------------------------------------------------------

Subject to the limitations described below, you may transfer all or part of your Contract Value between Variable Funding Options at any time up to 30 days before the Maturity Date. After the Maturity Date, you may make transfers only if allowed by your Contract or with our consent. Transfer requests received at our Home Office that are in good order before the close of the New York Stock Exchange (NYSE) will be processed according to the value(s) next computed following the close of business. Transfer requests received on a non-business day or after the close of the NYSE will be processed based on the value(s) next computed on the next business day.

Where permitted by state law, we reserve the right to restrict transfers from the Variable Funding Options to the Fixed Account whenever the credited interest rate on the Fixed Account is equal to the minimum guaranteed interest rate specified under the Contract.

Currently, there are no charges for transfers; however, we reserve the right to charge a fee for any transfer request, which exceeds twelve per year. Since each Underlying Fund may have different overall expenses, a transfer of Contract Values from one Variable Funding Option to another could result in your investment becoming subject to higher or lower expenses. Also, when making transfers, you should consider the inherent risks associated with the Variable Funding Options to which your Contract Value is allocated.

MARKET TIMING/EXCESSIVE TRADING

Frequent requests from Contract Owners to transfer Contract Value may dilute the value of an Underlying Fund's shares if the frequent trading involves an attempt to take advantage of pricing inefficiencies created by a lag between a change in the value of the securities held by the Underlying Fund and the reflection of that change in the Underlying Fund's share price ("arbitrage trading"). Regardless of the existence of pricing inefficiencies, frequent transfers may also increase brokerage and administrative costs of the Underlying Funds and may disrupt Underlying Fund management strategy, requiring an Underlying Fund to maintain a high cash position and possibly resulting in lost investment opportunities and forced liquidations ("disruptive trading"). Accordingly, arbitrage trading and disruptive trading activities (referred to collectively as "market timing") may adversely affect the long-term performance of the Underlying Funds, which may in turn adversely affect Contract Owners and other persons who may have an interest in the Contracts (e.g., annuitants and beneficiaries).

We have policies and procedures that attempt to detect and deter frequent transfers in situations where we determine there is a potential for arbitrage trading. Currently, we believe that such situations may be presented in the international, small-cap, and high-yield Underlying Funds, i.e., American Funds Global Growth Fund, BlackRock High Yield Portfolio, Dreyfus Variable Investment Fund -- Developing Leaders Portfolio, Dreman Small-Cap Value Portfolio, Global Technology Portfolio, Harris Oakmark International Portfolio, Legg Mason Partners Variable Small Cap Growth Portfolio, Lord Abbett Bond Debenture Portfolio, Met/AIM Small Cap Growth Portfolio, MFS(R) Research International Portfolio, Oppenheimer Global Equity Portfolio , Pioneer Strategic Income Portfolio, Templeton Developing Markets Securities Fund, Templeton Foreign Securities Fund, Third Avenue Small Cap Value Portfolio and Worldwide Growth Portfolio (the "Monitored Portfolios"), and we monitor transfer activity in those Monitored Portfolios. In addition, as described below, we treat all American Funds Insurance Series Portfolios ("American Funds portfolios") as Monitored Portfolios. We employ various means to monitor transfer activity, such as examining the frequency and size of transfers into and out of the Monitored Portfolios within given periods of time. For example, we currently monitor transfer activity to determine if, for each of the Monitored Portfolios, in a three-month period there were two or more "round-trips" of a certain dollar amount or greater. A round-trip is defined as a transfer in followed by a transfer out within the next 10 calendar days, or a transfer out followed by a transfer in within the next 10 calendar days. In the case of a Contract that has been restricted previously, a single round-trip of a certain dollar amount or greater will trigger the transfer restrictions described below.

We do not believe that other Underlying Funds present a significant opportunity to engage in arbitrage trading and therefore do not monitor transfer activity in those Underlying Funds. We may change the Monitored Portfolios at any time without notice in our sole discretion. In addition to monitoring transfer activity in certain Underlying Funds, we rely on the Underlying Funds to bring any potential disruptive trading activity they identify to our attention for investigation on a case-by-case basis. We will also investigate other harmful transfer activity that we identify from time to time. We may revise these policies and procedures in our sole discretion at any time without prior notice.

AMERICAN FUNDS MONITORING POLICY. As a condition to making their portfolios available in our products, American Funds requires us to treat all American Funds portfolios as Monitored Portfolios under our current market timing and excessive trading policies and procedures. Further, American Funds requires us to impose additional specified monitoring criteria for all American Funds portfolios available under the Contract, regardless of the potential for arbitrage trading. We are required to monitor transfer activity in American Funds portfolios to determine if there were two or more transfers in followed by transfers out, in each case of a certain dollar amount or greater, in any 30-day period. A first violation of the American Funds monitoring policy will result in a written notice of violation; any additional violation will result in the imposition of the transfer restrictions described below. Further, as Monitored Portfolios, American Funds portfolios also will be subject to our current market timing and excessive trading policies, procedures and restrictions, and transfer restrictions may be imposed upon a violation of either monitoring policy.

Our policies and procedures may result in transfer restrictions being applied to deter market timing. Currently, when we detect transfer activity in the Monitored Portfolios that exceeds our current transfer limits, or other transfer activity that we believe may be harmful to other Owners or other persons who have an interest in the Contracts, we will exercise our contractual right to restrict your number of transfers to one every six months. In addition, we also reserve the right, but do not have the obligation, to further restrict the right to request transfers by any market timing firm or any other third party who has been authorized to initiate transfers on behalf of multiple Contract Owners. We may, among other things:

     - reject the transfer instructions of any agent acting under a power of attorney on behalf of more than one Owner, or

     - reject the transfer or exchange instructions of individual Owners who have executed pre-authorized transfer forms which are submitted by market timing firms or other third parties on behalf of more than one Owner.

Transfers made under a Dollar Cost Averaging Program, a rebalancing program or, if applicable, any asset allocation program described in this prospectus are not treated as transfers when we evaluate trading patterns for market timing.

The detection and deterrence of harmful transfer activity involves judgments that are inherently subjective, such as the decision to monitor only those Underlying Funds that we believe are susceptible to arbitrage trading or the determination of the transfer limits. Our ability to detect and/or restrict such transfer activity may be limited by operational and technological systems, as well as our ability to predict strategies employed by Owners to avoid such detection. Our ability to restrict such transfer activity also may be limited by provisions of the Contract. Accordingly, there is no assurance that we will prevent all transfer activity that may adversely affect Owners and other persons with interests in the Contracts. We do not accommodate market timing in any Underlying Fund and there are no arrangements in place to permit any Contract Owner to engage in market timing; we apply our policies and procedures without exception, waiver, or special arrangement.

The Underlying Funds may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares and we reserve the right to enforce these policies and procedures. For example, Underlying Funds may assess a redemption fee (which we reserve the right to collect) on shares held for a relatively short period. The prospectuses for the Underlying Funds describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. Although we may not have the contractual authority or the operational capacity to apply the frequent trading policies and procedures of the Underlying Funds, we have entered into a written agreement, as required by SEC regulation, with each Underlying

Fund or its principal underwriter that obligates us to provide to the Underlying Fund promptly upon request certain information about the trading activity of individual Contract Owners, and to execute instructions from the Underlying Fund to restrict or prohibit further purchases or transfers by specific Contract Owners who violate the frequent trading policies established by the Underlying Fund.

In addition, Contract Owners and other persons with interests in the contracts should be aware that the purchase and redemption orders received by the Underlying Funds generally are "omnibus" orders from intermediaries, such as retirement plans or separate accounts funding variable insurance contracts. The omnibus orders reflect the aggregation and netting of multiple orders from individual owners of variable insurance contracts and/or individual retirement plan participants. The omnibus nature of these orders may limit the Underlying Funds in their ability to apply their frequent trading policies and procedures. In addition, the other insurance companies and/or retirement plans may have different policies and procedures or may not have any such policies and procedures because of contractual limitations. For these reasons, we cannot guarantee that the Underlying Funds (and thus Contract Owners) will not be harmed by transfer activity relating to other insurance companies and/or retirement plans that may invest in the Underlying Funds. If an Underlying Fund believes that an omnibus order reflects one or more transfer requests from Contract Owners engaged in disruptive trading activity, the Underlying Fund may reject the entire omnibus order.

In accordance with applicable law, we reserve the right to modify or terminate the transfer privilege at any time. We also reserve the right to defer or restrict the transfer privilege at any time that we are unable to purchase or redeem shares of any of the Underlying Funds, including any refusal or restriction on purchases or redemptions of their shares as a result of their own policies and procedures on market timing activities (even if an entire omnibus order is rejected due to the market timing activity of a single Contract Owner). You should read the Underlying Fund prospectuses for more details.

DOLLAR COST AVERAGING

Dollar cost averaging or the pre-authorized transfer program (the "DCA Program") allows you to transfer a set dollar amount to other funding options on a monthly or quarterly basis during the accumulation phase of the Contract. Using this method, you will purchase more Accumulation Units in a funding option if the value per unit is low and will purchase fewer Accumulation Units if the value per unit is high. Therefore, you may achieve a lower-than-average cost per unit in the long run if you have the financial ability to continue the program over a long enough period of time. Dollar cost averaging does not assure a profit or protect against a loss.

You may elect the DCA Program through Written Request or other method acceptable to us. You must have a minimum total Contract Value of $5,000 to enroll in the DCA Program. The minimum amount that may be transferred through this program is $400. There is no additional fee to participate in the DCA Program.

You may establish pre-authorized transfers of Contract Values from the Fixed Account, subject to certain restrictions. Under the DCA Program, automated transfers from the Fixed Account may not deplete your Fixed Account Value in less than twelve months from your enrollment in the DCA Program.

In addition to the DCA Program, within the Fixed Account, we may credit increased interest rates to Contract Owners under an administrative Special DCA Program established at our discretion, depending on availability and state law. Under this program, the Contract Owner may pre-authorize level transfers to any of the funding options under a 6 Month, 12 Month or 24 Month Special DCA Program. The programs may have different credited interest rates. We must transfer all Purchase Payments and accrued interest on a level basis to the selected funding options in the applicable time period. Under each program, the interest will accrue only on the remaining amounts in the Special DCA Program. For example, under the 12 Month program, the interest rate can accrue up to 12 months on the remaining amounts in the Special DCA Program and we must transfer all Purchase Payments and accrued interest in this program on a level basis to the selected funding options in 12 months.

The pre-authorized transfers will begin after the initial program Purchase Payment and complete enrollment instructions are received by the Company. If we do not receive complete program enrollment instructions within 15 days of receipt of the initial program Purchase Payment, the entire balance in the program will be transferred into the Money Market Variable Funding Option.

You may start or stop participation in the DCA Program at any time, but you must give the Company at least 30 days' notice to change any automated transfer instructions that are currently in place. If you stop the Special DCA Program and elect to remain in the Fixed Account, we will credit your Contract Value for the remainder of 6 or 12 months with the interest rate for funds.

You may only have one DCA Program or Special DCA Program in place at one time. We will allocate any subsequent Purchase Payments we receive within the DCA Program period selected to the current funding options over the remainder of that DCA Program transfer period, unless you direct otherwise.

All provisions and terms of the Contract apply to the DCA and Special DCA Programs, including provisions relating to the transfer of money between funding options. We reserve the right to suspend or modify transfer privileges at any time and to assess a processing fee for this service. If the Fixed Account is not available as a funding option, you may still participate in the DCA Program.

                              ACCESS TO YOUR MONEY

--------------------------------------------------------------------------------

Any time before the Maturity Date, you may redeem all or any portion of the Cash Surrender Value, that is, the Contract Value less any withdrawal charge, and any premium tax not previously deducted. Unless you submit a Written Request specifying the Variable Funding Option(s) from which we are to withdraw amounts, we will make the withdrawal on a pro rata basis. We will determine the Cash Surrender Value as of the close of business after we receive your surrender request at our Home Office. The Cash Surrender Value may be more or less than the Purchase Payments you made. You may not make withdrawals during the annuity period.

For amounts allocated to the Variable Funding Options, we may defer payment of any Cash Surrender Value for a period of up to five business days after the Written Request is received. For amounts allocated to the Fixed Account, we may defer payment of any Cash Surrender Value for a period up to six months. In either case, it is our intent to pay as soon as possible. We cannot process requests for withdrawals that are not in good order. We will contact you if there is a deficiency causing a delay and will advise what is needed to act upon the withdrawal request. We may withhold payment of surrender, withdrawal or, if applicable, loan proceeds if any portion of those proceeds would be derived from a personal check that has not yet cleared (i.e., that could still be dishonored by your banking institution). We may use telephone, fax, Internet or other means of communications to verify that payment from the check has been or will be collected. We will not delay payment longer than necessary for us to verify that payment has been or will be collected. You may avoid the possibility of delay in the disbursement of proceeds coming from a check that has not yet cleared by providing us with a certified check.

If your Contract is issued as part of a 403(b) plan, there are restrictions on your ability to make withdrawals from your Contract. You may not withdraw contributions or earnings made to your Contract after December 31, 1988 unless you are (a) age 59 1/2, (b) no longer employed, (c) deceased, (d) disabled, or
(e) experiencing a financial hardship. Even if you are experiencing a financial hardship, you may only withdraw contributions, not earnings. You should consult with your tax adviser before making a withdrawal from your Contract.

SYSTEMATIC WITHDRAWALS

Before the Maturity Date, you may choose to withdraw a specified dollar amount (at least $100) on a monthly, quarterly, semiannual or annual basis. We will deduct any applicable premium taxes and withdrawal charge. To elect systematic withdrawals, you must have a Contract Value of at least $15,000 and you must make the election on the form we provide. We will surrender Accumulation Units pro rata from all funding options in which you have an interest, unless you instruct us otherwise. You may begin or discontinue systematic withdrawals at any time by notifying us in writing, but you must give at least 30 days' notice to change any systematic withdrawal instructions that are currently in place.

We reserve the right to discontinue offering systematic withdrawals or to assess a processing fee for this service upon 30 days' written notice to Contract Owners (where allowed by state law). There is currently no additional fee for electing systematic withdrawals.

Each systematic withdrawal is subject to federal income taxes on the taxable portion and may be subject to Contract charges. In addition, a 10% federal penalty tax may be assessed on systematic withdrawals if the Contract Owner is under age 59 1/2. You should consult with your tax adviser regarding the tax consequences of systematic withdrawals.

MANAGED DISTRIBUTION PROGRAM. Under the systematic withdrawal option, you may choose to participate in the Managed Distribution Program. At no cost to you, you may instruct us to calculate and make minimum distributions that may be required by the IRS upon reaching age 70 1/2. (See "Federal Tax Considerations".) These payments will not be subject to the withdrawal charge and will be in lieu of the free withdrawal allowance. No Dollar Cost Averaging will be permitted if you are participating in the Managed Distribution Program.

                              OWNERSHIP PROVISIONS

--------------------------------------------------------------------------------

TYPES OF OWNERSHIP

CONTRACT OWNER

The Contract belongs to the Contract Owner named in the Contract (on the Contract Specifications page), or to any other person to whom you subsequently assign the Contract. You may only make an assignment of ownership or a collateral assignment for Non-qualified Contracts. You have sole power during the Annuitant's lifetime to exercise any rights and to receive all benefits given in the Contract provided you have not named an irrevocable beneficiary and provided you have not assigned the Contract.

You receive all payments while the Annuitant is alive unless you direct them to an alternate recipient. An alternate recipient does not become the Contract Owner.

If this Contract is purchased by a beneficiary of another contract who directly transferred the death proceeds due under that contract, he/she will be granted the same rights the owner has under the Contract except that he/she cannot transfer ownership, take a loan or make additional Purchase Payments.

Joint Owner. For Non-qualified Contracts only, you may name joint owners (e.g., spouses) in a Written Request before the Contract is in effect. Joint owners may independently exercise transfers allowed under the Contract. All other rights of ownership must be exercised by both owners. Joint owners own equal shares of any benefits accruing or payments made to them.

BENEFICIARY

You name the beneficiary in a Written Request. The beneficiary has the right to receive any death benefit proceeds remaining under the Contract upon the death of the Annuitant or the Contract Owner. If more than one beneficiary survives the Annuitant or Contract Owner, they will share equally in benefits unless you recorded different shares with the Company by Written Request before the death of the Annuitant or Contract Owner. In the case of a non-spousal beneficiary or a spousal beneficiary who has not chosen to assume the Contract, we will not transfer or otherwise remove the death benefit proceeds from either the Variable Funding Options or the Fixed Account, as most recently elected by the Contract Owner, until the Death Report Date.

Unless you have named an irrevocable beneficiary you have the right to change any beneficiary by Written Request during the lifetime of the Annuitant and while the Contract continues.

ANNUITANT

The Annuitant is designated in the Contract (on the Contract Specifications page), and is the individual on whose life the Maturity Date and the amount of the monthly Annuity Payments depend. You may not change the Annuitant after your Contract is in effect.

Contingent Annuitant. You may name one individual as a Contingent Annuitant. A Contingent Annuitant may not be changed, deleted or added to the Contract after the Contract Date. If the Annuitant who is not the owner dies prior to the Maturity Date, and the Contingent Annuitant is still living:

     -    the death benefit will not be payable upon the Annuitant's death

     -    the Contingent Annuitant becomes the Annuitant

     -    all other rights and benefits will continue in effect

When a Contingent Annuitant becomes the Annuitant, the Maturity Date remains the same as previously in effect.

If the Annuitant is also the owner, a death benefit is paid to the beneficiary regardless of whether or not there is a Contingent Annuitant.

                                  DEATH BENEFIT

--------------------------------------------------------------------------------

Before the Maturity Date, generally, a death benefit is payable when either the Annuitant or a Contract Owner dies. At purchase, you elect either the Standard Death Benefit, or the Enhanced Death Benefit (also referred to as the "Annual Step-Up"). We calculate the death benefit at the close of the business day on which our Home Office receives (1) Due Proof of Death and (2) written payment instructions or election of spousal or beneficiary contract continuation ("Death Report Date).

Note: If the owner dies before the Annuitant, the death benefit is recalculated, replacing all references to "Annuitant" with "owner."

DEATH PROCEEDS BEFORE THE MATURITY DATE

STANDARD DEATH BENEFIT: We will pay the beneficiary an amount equal to the greater of (1) or (2) below, each reduced by any applicable premium tax not previously deducted:

     (1) your Contract Value, less any Purchase Payment Credits we applied within 12 months of the death or

     (2) the total Purchase Payments less the total amount of partial withdrawals you made under the Contract

ENHANCED DEATH BENEFIT: We will pay the beneficiary a death benefit in an amount equal to the greatest of (1), (2) or (3) below, each reduced by any applicable premium tax not previously deducted:

     (1) your Contract Value, less any Purchase Payment Credits we applied within 12 months of the death

     (2) the total Purchase Payments less the total amount of partial withdrawals you made under the Contract or

     (3)  the "step-up value" as described below

STEP-UP VALUE. The step-up value will initially equal the initial Purchase Payment. When you make an additional Purchase Payment, we will increase the step-up value by the amount of that Purchase Payment. When you make a withdrawal, we will reduce the step-up value by a partial surrender reduction as described below. On each Contract anniversary before the Annuitant's 80th birthday and before the Annuitant's death, if the Contract Value less any Purchase Payment Credits applied within the last 12 months is greater than the step-up value, we will reset the step-up value to equal that greater amount. We will not reduce the step-up value on these anniversary recalculations (provided no withdrawals or surrenders are made on that day). The only changes we will make to the step-up value on or after the Annuitant's 80th birthday will be those related to additional Purchase Payments or withdrawals.

PARTIAL SURRENDER REDUCTION. If you make a withdrawal, we will reduce the step-up value by a partial surrender reduction which equals (1) the step-up value before the withdrawal, multiplied by (2) the amount of the withdrawal, divided by (3) the Contract Value before the withdrawal, less any Purchase Payment Credits applied within 12 months of the surrender.

For example, assume your current Contract Value is $55,000. If your current step-up value is $50,000, and you decide to make a withdrawal of $10,000, we would reduce the step-up value as follows:

           50,000 x (10,000/55,000) = $9,090

Your new step-up value would be 50,000-9,090, or $40,910.

The following example shows what would happen in a declining market. Assume your current Contract Value is $30,000. If your current step-up value is $50,000, and you decide to make a withdrawal of $10,000, we would reduce the step-up value as follows:

           50,000 x (10,000/30,000) = $16,666

Your new step-up value would be 50,000-16,666, or $33,334.

ENHANCED STEPPED-UP PROVISION ("E.S.P.")

THIS PROVISION IS NOT AVAILABLE TO A CUSTOMER WHEN EITHER THE ANNUITANT OR OWNER IS AGE 76 OR OLDER ON THE RIDER EFFECTIVE DATE.

The rider effective date is the date the rider is attached to and made a part of the Contract. If you have selected the E.S.P., the total death benefit as of the Death Report Date will equal the death benefit described above plus the greater of zero or the following amount:

IF THE ANNUITANT IS YOUNGER THAN AGE 70 ON THE RIDER EFFECTIVE DATE, 40% OF THE LESSER OF: (1)200% of the modified Purchase Payments excluding Purchase Payments that are both received after the first rider effective date anniversary and within 12 months of the Death Report Date, or (2)your Contract Value minus the modified Purchase Payments, calculated as of the Death Report Date; or

IF THE ANNUITANT IS BETWEEN THE AGES OF 70 AND 75 ON THE RIDER EFFECTIVE DATE, 25% OF THE LESSER OF: (1) 200% of the modified Purchase Payments excluding Purchase Payments that are both received after the first rider effective date anniversary and within 12 months of the Death Report Date, or (2) your Contract Value minus the modified Purchase Payments, calculated as of the Death Report Date.

THE INITIAL MODIFIED PURCHASE PAYMENT is equal to the Contract Value as of the rider effective date. Whenever a Purchase Payment is made after the rider effective date, the modified Purchase Payment(s) are increased by the amount of the Purchase Payment. Whenever a partial surrender is taken after the rider effective date, the modified Purchase Payment(s) are reduced by a partial surrender reduction as described below.

THE PARTIAL SURRENDER REDUCTION IS EQUAL TO: (1) the modified Purchase Payment(s) in effect immediately prior to the reduction for the partial surrender, multiplied by (2) the amount of the partial surrender divided by (3) the Contract Value immediately prior to the partial surrender.

For example, assume your current modified Purchase Payment is $50,000 and that your current Contract Value is $55,000. You decide to make a withdrawal of $10,000. We would reduce the modified Purchase Payment as follows:

           50,000 x (10,000/55,000) = $9,090

Your new modified Purchase Payment would be 50,000 -- 9,090 = $40,910.

The following example shows what would happen in a declining market. Assume your current Contract Value is $30,000. If your current modified Purchase Payment is $50,000 and you decide to make a withdrawal of $10,000, we would reduce the modified Purchase Payment as follows:

           50,000 x (10,000/30,000) = $16,666

Your new modified Purchase Payment would be 50,000 -- 16,666 = $33,334.

PAYMENT OF PROCEEDS

We describe the process of paying death benefit proceeds before the Maturity Date in the charts below. The charts do not encompass every situation and are merely intended as a general guide. More detailed information is provided in your Contract. Generally, the person(s) receiving the benefit may request that the proceeds be paid in a lump sum, or be applied to one of the settlement options available under the Contract.

                             NON-QUALIFIED CONTRACTS


---------------------------------------------------------------------------------------------------------------
                                                                                                 MANDATORY
  BEFORE THE MATURITY DATE,         THE COMPANY WILL                                           PAYOUT RULES
    UPON THE DEATH OF THE         PAY THE PROCEEDS TO:       UNLESS...                            APPLY*
---------------------------------------------------------------------------------------------------------------

OWNER (WHO IS NOT THE         The beneficiary (ies), or if   The beneficiary elects to      Yes
ANNUITANT) (WITH NO JOINT     none, to the Contract          continue the Contract rather
OWNER)                        Owner's estate.                than receive the
                                                             distribution.
---------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------
                                                                                                 MANDATORY
  BEFORE THE MATURITY DATE,         THE COMPANY WILL                                           PAYOUT RULES
    UPON THE DEATH OF THE         PAY THE PROCEEDS TO:       UNLESS...                            APPLY*
---------------------------------------------------------------------------------------------------------------

OWNER (WHO IS THE ANNUITANT)  The beneficiary (ies), or if   The beneficiary elects to      Yes
(WITH NO JOINT OWNER)         none, to the Contract          continue the Contract rather
                              Owner's estate.                than receive the
                                                             distribution.
---------------------------------------------------------------------------------------------------------------
NON-SPOUSAL JOINT OWNER (WHO  The surviving joint owner.                                    Yes
IS NOT THE ANNUITANT)
---------------------------------------------------------------------------------------------------------------
NON-SPOUSAL JOINT OWNER (WHO  The beneficiary(ies), or if    The beneficiary elects to      Yes
IS THE ANNUITANT)             none, to the surviving joint   continue the Contract rather
                              owner.                         than receive the
                                                             distribution.
---------------------------------------------------------------------------------------------------------------
SPOUSAL JOINT OWNER (WHO IS   The surviving joint owner.     The spouse elects to           Yes
NOT THE ANNUITANT)                                           continue the Contract.
---------------------------------------------------------------------------------------------------------------
SPOUSAL JOINT OWNER (WHO IS   The beneficiary (ies) or, if   The spouse elects to           Yes
THE ANNUITANT)                none, to the surviving joint   continue the Contract.
                              owner.
                                                             A spouse who is not the
                                                             beneficiary may decline to
                                                             continue the Contract and
                                                             instruct the Company to pay
                                                             the beneficiary who may
                                                             elect to continue the
                                                             Contract.
---------------------------------------------------------------------------------------------------------------
ANNUITANT (WHO IS NOT THE     The beneficiary (ies), or if   The beneficiary elects to      Yes
CONTRACT OWNER)               none, to the Contract Owner.   continue the Contract rather
                              If the Contract Owner is not   than receive the
                              living, then to the joint      distribution.
                              owner. If none, then to the
                              Contract Owner's estate.
                                                             But if there is a Contingent
                                                             Annuitant, then the
                                                             Contingent Annuitant becomes
                                                             the Annuitant and the
                                                             Contract continues in effect
                                                             (generally using the
                                                             original Maturity Date). The
                                                             proceeds will then be paid
                                                             upon the death of the
                                                             Contingent Annuitant or
                                                             owner.
---------------------------------------------------------------------------------------------------------------
ANNUITANT (WHO IS THE         See death of "owner who is                                    Yes
CONTRACT OWNER)               the Annuitant" above.
---------------------------------------------------------------------------------------------------------------
ANNUITANT (WHERE OWNER IS A   The beneficiary (ies) or if                                   Yes (Death of
NONNATURAL ENTITY/TRUST)      none, to the owner.                                           Annuitant is
                                                                                            treated as death
                                                                                            of the owner in
                                                                                            these
                                                                                            circumstances.)
---------------------------------------------------------------------------------------------------------------
CONTINGENT ANNUITANT          No death proceeds are                                         Yes
(ASSUMING ANNUITANT IS STILL  payable; Contract continues.
ALIVE)
---------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------
                                                                                                 MANDATORY
  BEFORE THE MATURITY DATE,         THE COMPANY WILL                                           PAYOUT RULES
    UPON THE DEATH OF THE         PAY THE PROCEEDS TO:       UNLESS...                            APPLY*
---------------------------------------------------------------------------------------------------------------

BENEFICIARY                   No death proceeds are                                         N/A
                              payable; Contract continues.
---------------------------------------------------------------------------------------------------------------
CONTINGENT BENEFICIARY        No death proceeds are                                         N/A
                              payable; Contract continues.
---------------------------------------------------------------------------------------------------------------


                               QUALIFIED CONTRACTS


---------------------------------------------------------------------------------------------------------------
                                                                                                 MANDATORY
  BEFORE THE MATURITY DATE,         THE COMPANY WILL                                           PAYOUT RULES
    UPON THE DEATH OF THE         PAY THE PROCEEDS TO:       UNLESS...                            APPLY*
---------------------------------------------------------------------------------------------------------------

OWNER/ANNUITANT               The beneficiary (ies), or if   The beneficiary elects to      Yes
                              none, to the Contract          continue the Contract rather
                              Owner's estate.                than receive a distribution.
---------------------------------------------------------------------------------------------------------------
BENEFICIARY                   No death proceeds are                                         N/A
                              payable; Contract continues.
---------------------------------------------------------------------------------------------------------------
CONTINGENT BENEFICIARY        No death proceeds are                                         N/A
                              payable; Contract continues.
---------------------------------------------------------------------------------------------------------------


---------
* Certain payout rules of the Code are triggered upon the death of any Owner. Non-spousal beneficiaries (as well as spousal beneficiaries who choose not to assume the Contract) must begin taking distributions based on the beneficiary's life expectancy within one year of death or take a complete distribution of Contract proceeds within 5 years of death. For Qualified Contracts, if mandatory distributions have begun at the Annuitant's death, the 5-year payout option is not available.

SPOUSAL CONTRACT CONTINUANCE (SUBJECT TO AVAILABILITY -- DOES NOT APPLY IF A NON-SPOUSE IS A JOINT OWNER)

Within one year of your death, if your spouse is named as an owner and/or beneficiary, and you die before the Maturity Date, your spouse may elect to continue the Contract as owner rather than have the death benefit paid to the beneficiary. If you were the Annuitant and your spouse elects to continue the Contract, your spouse will be named the Annuitant as of the Death Report Date.

If your spouse elects to continue the Contract as Contract Owner, the death benefit will be calculated as of the Death Report Date. If the Contract Value is less than the calculated death benefit, the Contract Value will be increased to equal the death benefit. This amount is referred to as the adjusted Contract Value. Any difference between the Contract Value and the adjusted Contract Value will be allocated to the funding options in the same proportion as the allocations of the Contract prior to the Death Report Date.

Any premium paid before the Death Report Date is no longer subject to a withdrawal charge if your spouse elects to continue the Contract. Purchase payments and any associated credits made to the Contract after the Death Report Date will be subject to the withdrawal charge. All other Contract fees and charges applicable to the original Contract will also apply to the continued Contract. All other benefits and features of your Contract will be based on your spouse's age on the Death Report Date as if your spouse had purchased the Contract with the adjusted Contract Value on the Death Report Date. This spousal contract continuance is available only once for each Contract.

Please note that spousal continuation will not satisfy minimum required distribution rules for Qualified Contracts. Please consult a tax advisor before electing this option.

BENEFICIARY CONTRACT CONTINUANCE (NOT PERMITTED FOR NON-NATURAL BENEFICIARIES)

If you die before the Maturity Date, and if the value of any beneficiary's portion of the death benefit is between $20,000 and $1,000,000 as of the Death Report Date, (more than $1,000,000 is subject to Home Office approval), your beneficiary(ies) may elect to continue his/her portion of the Contract subject to applicable Internal Revenue Code distribution requirements, rather than receive the death benefit in a lump sum. If the beneficiary chooses to continue the Contract, the beneficiary can extend the payout phase of the Contract enabling the beneficiary to "stretch" the death benefit distributions out over his life expectancy as permitted by the Internal Revenue Code.

If your beneficiary elects to continue the Contract, the death benefit will be calculated as of the Death Report Date. The initial Contract Value of the continued Contract (the "adjusted Contract Value") will equal the greater of the Contract Value or the death benefit calculated on the Death Report Date and will be allocated to the funding options in the same proportion as prior to the Death Report Date. If the adjusted Contract Value is allocated to the Variable Funding Options, the beneficiary bears the investment risk.

The beneficiary who continues the Contract will be granted the same rights as the owner under the original Contract, except the beneficiary cannot:

     -    transfer ownership

     -    take a loan

     -    make additional Purchase Payments

The beneficiary may also name his/her own beneficiary ("succeeding beneficiary") and has the right to take withdrawals at any time after the Death Report Date without a withdrawal charge. The E.S.P. option is not available to a beneficiary continuing the Contract under this provision. All other fees and charges applicable to the original Contract will also apply to the continued Contract; the E.S.P. charge no longer applies. All benefits and features of the continued Contract will be based on the beneficiary's age on the Death Report Date as if the beneficiary had purchased the Contract with the adjusted Contract Value on the Death Report Date.

PLANNED DEATH BENEFIT

You may request that rather than receive a lump-sum death benefit, the beneficiary(ies) receive all or a portion of the death benefit proceeds either:

     - as a variable or fixed annuity for life or a period that does not exceed the beneficiary's life expectancy, or

     - under the terms of the Beneficiary Continuance provision described above. If the Beneficiary Continuance provision is selected as a planned death benefit, no surrenders will be allowed other than payments meant to satisfy minimum distribution amounts or systematic withdrawal amounts, if greater.

You must make the planned death benefit request as well as any revocation of this request in writing. Upon your death, your beneficiary(ies) cannot revoke or modify this request. If the death benefit at the time we receive Due Proof of Death is less than $2,000, we will only pay a lump sum to the beneficiary. If periodic payments due under the planned death benefit election are less than $100, we reserve the right to make Annuity Payments at less frequent intervals, resulting in a payment of at least $100 per year. If no beneficiary is alive when death benefits become payable, we will pay the death benefit as provided in your Contract.

DEATH PROCEEDS AFTER THE MATURITY DATE

If any Contract Owner or the Annuitant dies on or after the Maturity Date, the Company will pay the beneficiary a death benefit consisting of any benefit remaining under the annuity or income option then in effect.

                                 LIVING BENEFITS

--------------------------------------------------------------------------------

GUARANTEED MINIMUM WITHDRAWAL BENEFIT ("GMWB" OR "PRINCIPAL GUARANTEE")

For an additional charge, you may elect an optional rider for your Contract that provides a Guaranteed Minimum Withdrawal Benefit, or "GMWB". A GMWB rider is designed to protect your investment from poor market performance, as long as you do not withdraw more than a certain amount from your Contract each year.

AVAILABILITY AND ELIGIBILITY We offer different GMWB riders so that you can choose the level of benefits and costs that makes the most sense for you. This prospectus offers three different GMWB riders, and the availability of each depends on when you purchase your Contract and your state of residence. The three GMWB riders described in this prospectus are called "GMWB I," "GMWB II," and "GMWB III;" we may refer to any one of these as GMWB. The availability of each rider is shown below.

You may elect a GMWB rider only at the time of your initial purchase of the Contract.

REMAINING BENEFIT BASE ("RBB") For all GMWB riders, the amount of your investment that is guaranteed is called the "remaining benefit base" or "RBB." Your initial RBB is equal to your initial Purchase Payment if you elect GMWB when you purchase your Contract. Your initial RBB does not include Purchase Payment Credits. The RBB is not a lump sum guarantee, rather, it is the amount that we guarantee to return to you through a series of payments that annually do not exceed a percentage of your RBB.

ANNUAL WITHDRAWAL BENEFIT ("AWB") The annual percentage of your RBB that is available for withdrawal is called the "annual withdrawal benefit" or "AWB." Each year you may take withdrawals that do not exceed your AWB until your RBB is depleted. Each year you may take your AWB monthly, annually, or on any payment schedule you request. You may take withdrawals in any dollar amount up to your AWB without affecting your guarantee. If you choose to receive only a part of, or none of, your AWB in any given year, your AWB in any subsequent year will not be increased. In that case you are choosing to deplete your RBB over a longer period of time.

The AWB is a percentage of your RBB and depends on which GMWB rider you select. Your initial AWB is calculated as a percentage of the RBB immediately before your first withdrawal:


--------------------------------------------------------------------------------------------------------------
                                           GMWB I                    GMWB II                  GMWB III
--------------------------------------------------------------------------------------------------------------
If you make your first                    5% of RBB                 5% of RBB                 5% of RBB
withdrawal before the 3rd
anniversary
after you purchase GMWB:
--------------------------------------------------------------------------------------------------------------
If you make your first                   10% of RBB                10% of RBB                 5% of RBB
withdrawal after the 3(rd)
anniversary after you purchase
GMWB:
--------------------------------------------------------------------------------------------------------------


ADDITIONAL PREMIUM Currently, additional Purchase Payments serve to increase your RBB and AWB. After each Purchase Payment your new RBB equals your RBB immediately prior to the Purchase Payment plus the dollar amount of the Purchase Payment, not including any Purchase Payment Credits. Your new AWB is equal to the AWB immediately prior to the Purchase Payment, plus a percentage of the Purchase Payment. We use the same percentage as that used to calculate your original AWB as shown above.

We reserve the right not to include additional Purchase Payments into the calculation of the RBB or AWB.

WITHDRAWALS When you make a withdrawal, your AWB remains the same as long as the sum of all of your withdrawals since the most recent anniversary of your purchase or reset of GMWB (or "GMWB Anniversary"), including the current withdrawal, does not exceed your AWB immediately prior to the current withdrawal. In such case your RBB is decreased to equal the RBB immediately prior to the withdrawal, less the dollar amount of the current withdrawal.

However, if you make a withdrawal so that the total of all your withdrawals since your GMWB anniversary, including the current withdrawal, exceeds your AWB immediately prior to the current withdrawal, we will recalculate both your RBB and AWB. The recalculation depends on which GMWB rider you select:

IF YOU SELECT GMWB II OR GMWB III:

     - To recalculate your RBB, we reduce your RBB by the greater of the dollar amount of your withdrawal, or a "partial withdrawal reduction." The partial withdrawal reduction is equal to 1) the RBB in effect immediately prior to the current withdrawal, multiplied by 2) the amount of the current withdrawal divided by 3) the Contract Value immediately prior to the current withdrawal, minus any Purchase Payment Credits applied within 12 months of the withdrawal.

     - To recalculate your AWB, we reduce your AWB by a partial withdrawal reduction, which is equal to 1) the AWB in effect immediately prior to the current withdrawal, multiplied by 2) the RBB immediately after the withdrawal divided by 3) the RBB immediately prior to the current withdrawal.

IF YOU PURCHASED GMWB I:

     - To recalculate your RBB, we reduce your RBB by a "partial withdrawal reduction." The partial withdrawal reduction is equal to 1) the RBB in effect immediately prior to the current withdrawal, multiplied by 2) the amount of the current withdrawal divided by 3) the Contract Value immediately prior to the current withdrawal, minus any Purchase Payment Credits applied within 12 months of the withdrawal.

     - To recalculate your AWB, we reduce your AWB by a partial withdrawal reduction, which is equal to 1) the AWB in effect immediately prior to the current withdrawal, multiplied by 2) the RBB immediately after the withdrawal divided by 3) the RBB immediately prior to the current withdrawal.

We will waive any surrender charge on amounts that you withdraw up to your AWB, or on amounts up to the amount withdrawn under our Managed Distribution Program, even if such annual amount withdrawn is greater than your free withdrawal allowance.

WITHDRAWAL EXAMPLES. The following examples are intended to illustrate the effect of withdrawals on your RBB and AWB, depending on which GMWB rider you select. The investment results shown are hypothetical and are not representative of past or future performance. Actual investment results may be more or less than those shown and will depend upon a number of factors, including the Variable Funding Options selected by you. The example does not reflect the deduction of fees and charges, withdrawal charges and applicable income taxes and penalties, but does reflect a 5.00% Purchase Payment Credit (see "The Annuity Contract -- Purchase Payment Credits"). Assume your initial RBB is $100,000, your age is less than 70, and you take a withdrawal of $10,000 after your first GMWB Anniversary:

                   WITHDRAWAL EXAMPLE FOR GMWB II AND GMWB III


--------------------------------------------------------------------------------------------------------------------------
                          ASSUMES 10% GAIN ON INVESTMENT                        ASSUMES 10% LOSS ON INVESTMENT
--------------------------------------------------------------------------------------------------------------------------
               CONTRACT                                              CONTRACT
                 VALUE            RBB                AWB (5%)          VALUE            RBB                AWB (5%)
--------------------------------------------------------------------------------------------------------------------------

VALUES AS OF
--------------------------------------------------------------------------------------------------------------------------
INITIAL GMWB
PURCHASE       $105,000        $100,000               $5,000         $105,000        $100,000               $5,000
--------------------------------------------------------------------------------------------------------------------------
IMMEDIATELY
PRIOR TO
WITHDRAWAL     $115,500        $100,000               $5,000          $94,500        $100,000               $5,000
--------------------------------------------------------------------------------------------------------------------------
PARTIAL
WITHDRAWAL
REDUCTION
(PWR)             N/A         (100,000 x           [5,000 x (1-         N/A         (100,000 x           [5,000 x (1-
                           10,000/115,500) =    90,000/100,000)] =               10,000/94,500) =     89,418/100,000)] =
                                $8,658                 $500                           $10,582                $529
--------------------------------------------------------------------------------------------------------------------------
GREATER OF
PWR OR THE
DOLLAR AMOUNT
OF THE
WITHDRAWAL                      $10,000                                               $10,582

                            (10,000>8,658)                                        (10,582>10,000)
--------------------------------------------------------------------------------------------------------------------------
CHANGE IN
VALUE DUE TO
WITHDRAWAL
(PARTIAL
SURRENDER
REDUCTION)      $10,000         $10,000                $500           $10,000         $10,582                $529
--------------------------------------------------------------------------------------------------------------------------
VALUE
IMMEDIATELY
AFTER
WITHDRAWAL     $105,500         $90,000               $4,500          $84,500         $89,418               $4,471
--------------------------------------------------------------------------------------------------------------------------

                          WITHDRAWAL EXAMPLE FOR GMWB I


--------------------------------------------------------------------------------------------------------------------------
                          ASSUMES 10% GAIN ON INVESTMENT                        ASSUMES 10% LOSS ON INVESTMENT
--------------------------------------------------------------------------------------------------------------------------
               CONTRACT                                              CONTRACT
                 VALUE            RBB                AWB (5%)          VALUE            RBB                AWB (5%)
--------------------------------------------------------------------------------------------------------------------------

VALUES AS OF
--------------------------------------------------------------------------------------------------------------------------
INITIAL GMWB
PURCHASE       $105,000        $100,000               $5,000         $105,000        $100,000               $5,000
--------------------------------------------------------------------------------------------------------------------------
IMMEDIATELY
PRIOR TO
WITHDRAWAL     $115,500        $100,000               $5,000          $94,500        $100,000               $5,000
--------------------------------------------------------------------------------------------------------------------------
IMMEDIATELY
AFTER
WITHDRAWAL     $105,500         $91,342               $4,567          $84,500         $89,417               $4,471

                          [100,000 - (100,000         [(5,000                   [100,000 - (100,000        [5,000 x
                           x10,000/115,500)]     x91,342/100,000)]               x10,000/94,500)]      (89,417/100,000)]
--------------------------------------------------------------------------------------------------------------------------
CHANGE IN
VALUE DUE TO
WITHDRAWAL
(PARTIAL
SURRENDER
REDUCTION)      $10,000         $8,658                 $433           $10,000         $10,583                $529
--------------------------------------------------------------------------------------------------------------------------


TAX-QUALIFIED DISTRIBUTION PROGRAMS (GMWB II AND GMWB III ONLY). If you select GMWB II or GMWB III, subject to certain limitations and restrictions, your AWB will not incur a recalculation as a result of distributions taken under certain eligible Tax-Qualified Distribution Programs ("Tax-Qualified Distribution Programs"). Instead, such distributions will reduce the RBB by the amount of the withdrawal, and will not affect the AWB.

For purposes of GMWB II and GMWB III, the following Tax-Qualified Distribution Programs are eligible. Only certain types of distribution methods are eligible as described below. Please consult with your tax adviser to make sure you are eligible:

     - Distributions intended to satisfy the required minimum distribution rules under Internal Revenue Code ("Code") Section 401(a)(9) and the Treasury Regulations promulgated thereunder, as applicable, to:

          -    a qualified retirement plan (Code Section 401),

          -    a tax-sheltered annuity (Code Section 403(b)),

          -    an individual retirement account (Code Sections 408(a)),

          -    an individual retirement annuity (Code Section 408(b)), or

          -    a qualified deferred compensation plan (Code Section 457).

          Required minimum distribution must be calculated using the Uniform Life Table (described in Treasury Regulation Section 1.401(a)(9)-9, Q&A-2) and/or the Joint and Last Survivor Table (described in Treasury Regulation Section 1.401(a)(9)-9, Q&A-3), and for distributions where the employee (owner) dies before the entire interest is distributed as described in Code Section 401(a)(9)(B)(iii) calculated using the Single Life Table (described in Treasury Regulation Section 1.401(a)(9)-9, Q&A-1), as appropriate (each table as in effect as of January 1, 2004).

     - Distributions intended to satisfy the exception under Code Section 72(s)(2) to the required minimum distribution rules which apply after the death of the holder of a nonqualified annuity contract provided under Code Section 72(s)(1) for certain amounts payable over the life of a designated beneficiary;

     - Distributions intended to satisfy the exception under Code Section 72(t)(2)(A)(iv) from the 10% additional tax on early distributions from qualified retirement plans imposed by Code Section 72(t)(1) for certain amounts payable as part of a series of substantially equal periodic payments made for the life (or life expectancy) of the employee or the joint lives (or joint life expectancies) of such employee and his designated beneficiary, provided, however, the amount of the substantially equal periodic payments must be calculated under the required minimum distribution method set forth in the Internal Revenue Service Notice 89-25, 1989-1 C.B. 662 in Q&A-12 as amended by Revenue Ruling 2002-62, 2002-42 I.R.B. 710 (substantially equal periodic payments calculated under the fixed annuitization method or the fixed amortization method described in Q&A-12 of Notice 89-25 will not be considered a Tax-Qualified Distribution Program); or

     - Distributions intended to satisfy the exception under Code Section 72(q)(2)(D) from the 10% additional tax on early distributions from nonqualified annuity contracts imposed by Code Section 72(q)(1) for certain amounts payable as part of a series of substantially equal periodic payments made for the life (or life expectancy) of the Beneficiary or the joint lives (or joint life expectancies) of such Beneficiary and his designated beneficiary, provided, however, the amount of the substantially equal periodic payment must be calculated under the required minimum distribution method set forth in Internal Revenue Service Notice 89-25, 1989-1 C.B. 662 in Q&A-12 as amended by Internal Revenue Bulletin 2004-9 , Notice 2004-15, page 526. (substantially equal periodic payments calculated under the fixed annuitization method or the fixed amortization method described in Q&A-12 of Notice 89-25 will not be considered a Tax-Qualified Distribution Program).

You are subject to the following limitations if you are taking distributions under a Tax-Qualified Distribution Program:

     - YOU MUST ENROLL IN OUR MANAGED DISTRIBUTION PROGRAM. If you do not enroll or if you cancel your enrollment, you can continue to make withdrawals under your GMWB rider, however your RBB and AWB may be subject to a recalculation. Under our Managed Distribution Program, you select the frequency of payments. You may change the frequency of your payments only once every two years after your GMWB Anniversary, and you may only make the change during the 30-day period after your GMWB Anniversary. At the time you purchase GMWB, your initial frequency of payment must be annual if you did not take distributions pursuant to your Tax-Qualified Distribution Program at your previous financial institution, unless you turn age 70 1/2 before the first GMWB anniversary.

          You are advised to take your required distributions prior to purchasing GMWB in order to have the choice of taking your distributions on a monthly, quarterly, semi-annual or annual basis. If you do not take your distribution before purchasing GMWB, you will be limited to taking annual distributions for the first two Contract Years after which time you can choose an alternate mode of distribution.

     - ANY WITHDRAWALS OUTSIDE OF THE PROGRAM MAY DECREASE YOUR BENEFIT. All withdrawals under your Contract must be made pursuant to the Tax-Qualified Distribution Program during any 12-month period after an anniversary of your purchase of GMWB (a "GMWB Year"). If during any GMWB Year you take any additional withdrawals that are not made pursuant to the Program, you can continue to make withdrawals under your GMWB rider, however for the remainder of the GMWB Year your RBB and AWB may be subject to a partial withdrawal reduction. To avoid any partial withdrawal reduction, all withdrawals under your Contract must be made pursuant to your Tax-Qualified Distribution Program.

RESET (GMWB I AND GMWB II ONLY). If you select GMWB I or GMWB II, you may choose to reset your RBB at any time on or after the 5th anniversary of your GMWB purchase. Your new RBB is reset to equal your current Contract Value, minus any Purchase Payment Credits received 12 months before the date you reset. You may reset your RBB again every 5 years after the most recent reset. Once you become eligible to reset your RBB, we reserve the right to allow resets only on the anniversary of your GMWB purchase.

Each time you reset your RBB, your new AWB will equal a percentage of your new RBB. The percentage used is the same percentage used to calculate your AWB before the reset.

If you are age 95 and are taking withdrawals under a Tax-Qualified Distribution Program, you may not reset if you purchased GMWB II.

Depending on your Contract Value and the current fee for GMWB, it may not be beneficial to reset your RBB. Generally, it may be beneficial to reset your RBB if your Contract Value exceeds your RBB. However, the charge may increase if you elect to reset the RBB (the charge will never exceed the guaranteed maximum charge). Further, if you reset your RBB, your new AWB may be higher or lower than your current AWB. In addition, the length of time over which you can expect to receive your RBB will be reset.

INVESTMENT RESTRICTIONS (GMWB II AND GMWB III ONLY)

We reserve the right to restrict allocations to a Variable Funding Option or limit the percentage of Contract value that may be allocated to a Variable Funding Option at any time. If we do so we would provide you with asset allocation requirements, and we reserve the right to require periodic rebalancing of Contract value allocated to

Variable Funding Options according to specified percentages. We will provide no less than 30 days advanced written notice if we exercise our right to restrict or limit allocations to a Variable Funding Option and/or require periodic rebalancing between Variable Funding Options. Our ability to restrict allocations to a Variable Funding Option may be different depending on your state.

If we restrict allocations to a Variable Funding Option, as of the effective date of the restriction, we will no longer allow additional Purchase Payments to be applied, or transfers of Contract value to be allocated into the restricted Variable Funding Option. Any Contract value previously allocated to a restricted Variable Funding Option will not be subject to the restriction. If we impose a limit on the percentage of Contract value allocated to a Variable Funding Option, as of the effective date of the restriction, we will impose the limit on all subsequent allocations.

GMWB CHARGE. The charge for your GMWB rider is different depending on which version of GMWB you choose. For all GMWB riders, the charge is deducted each business day from amounts held in each Variable Funding Option. The current charge for each rider, on an annual basis, is shown below. Your current charge will not change unless you reset your benefits, at which time we may modify the charge. In such case the charge will never exceed 1.00%.


--------------------------------------------------------------------------------------------------------------
                                           GMWB I                    GMWB II                  GMWB III
--------------------------------------------------------------------------------------------------------------
Current Annual Charge                       0.40%                     0.50%                     0.25%
--------------------------------------------------------------------------------------------------------------
Maximum Annual Charge After a               1.00%                     1.00%                      N/A
Reset
--------------------------------------------------------------------------------------------------------------


MAXIMUM RBB. Although we have no current plans to do so, in the future we may impose a maximum RBB. If we do, we would stop including additional Purchase Payments and any Purchase Payment Credits into the calculation of your RBB. If we impose a maximum RBB for Purchase Payments or reset, the maximum RBB will never be less than the cumulative Purchase Payments to which we have previously consented.

Currently you must obtain our consent to purchase any RBB over $1 million. Purchase Payments under $1 million are not subject to a maximum RBB.

TERMINATION. Once you purchase GMWB I, you cannot cancel it. If you select GMWB II or GMWB III, you may terminate your rider at any time after the 5(th) anniversary of your purchase of GMWB. Once you terminate a GMWB III rider, you cannot re-elect it. You must request your termination in writing. All GMWB riders terminate automatically when you reach the maturity date of your Contract, if your Contract is assigned, or if the rider is exchanged for a similar rider offered by us.

OTHER INFORMATION ABOUT GMWB. If your Contract Value reaches zero, and you have purchased this benefit, the following will occur:

     - The AWB will continue to be paid to you until the RBB is depleted, not more frequently than monthly. Upon your death, your beneficiary will receive these payments. No other death benefit or optional benefit, if any, will be paid.

     - The total annual payment amount will equal the AWB and will never exceed your RBB, and

     - We will no longer accept subsequent Purchase Payments into the Contract.

If a spouse or beneficiary continues this Contract upon your death, and you had elected GMWB, all terms and conditions of this benefit would apply to the new owner.

COMPARISON OF IMPORTANT DIFFERENCES BETWEEN GMWB I, II, AND III

The following chart may help you decide which version of GMWB is best for you.

--------------------------------------------------------------------------------------------------------------
                                           GMWB I                    GMWB II                  GMWB III
--------------------------------------------------------------------------------------------------------------
AWB                                  5% of RBB if first        5% of RBB if first             5% of RBB
                                   withdrawal before 3(rd)   withdrawal before 3(rd)
                                   anniversary 10% of RBB    anniversary 10% of RBB
                                     if first withdrawal       if first withdrawal
                                   after 3(rd) anniversary   after 3(rd) anniversary
--------------------------------------------------------------------------------------------------------------
ANNUAL CHARGE                               0.40%                     0.50%                     0.25%
--------------------------------------------------------------------------------------------------------------
RESET                                        Yes                       Yes                       No
--------------------------------------------------------------------------------------------------------------
CAN I CANCEL MY GMWB?                        No               Yes, after the 5(th)      Yes, after the 5(th)
                                                               anniversary of GMWB       anniversary of GMWB
                                                                    purchase                  purchase
--------------------------------------------------------------------------------------------------------------
INVESTMENT RESTRICTIONS                      No                        Yes                       Yes
--------------------------------------------------------------------------------------------------------------
WAIVER OF RECALCULATION OF AWB               No                        Yes                       Yes
FOR DISTRIBUTIONS FROM TAX-
QUALIFIED PLANS
--------------------------------------------------------------------------------------------------------------


                               THE ANNUITY PERIOD

--------------------------------------------------------------------------------

MATURITY DATE

Under the Contract, you can receive regular payments ("Annuity Payments"). You can choose the month and the year in which those payments begin ("Maturity Date"). You can also choose among payout options or elect a lump sum distribution. While the Annuitant is alive, you can change your selection any time up to the Maturity Date. Annuity Payments will begin on the Maturity Date stated in the Contract unless (1) you fully surrendered the Contract; (2) we paid the proceeds to the beneficiary before that date; or (3) you elected another date. Annuity Payments are a series of periodic payments (a) for life;
(b) for life with a minimum number of payments assured; (c) for the joint lifetime of the Annuitant and another person, and thereafter during the lifetime of the survivor; or (d) for a fixed period. We may require proof that the Annuitant is alive before we make Annuity Payments. Not all options may be available in all states. Please be aware that once the Contract is annuitized, you are ineligible to receive the death benefit you have selected, and any living benefit rider is terminated.

Unless you elect otherwise, the Maturity Date will be the Annuitant's 90(th) birthday or ten years after the effective date of the Contract, if later (this requirement may be changed by us).

At least 30 days before the original Maturity Date, you may elect to extend the Maturity Date to any time prior to the Annuitant's 90th birthday or to a later date with our consent. You may use certain annuity options taken at the Maturity Date to meet the minimum required distribution requirements of federal tax law, or you may use a program of withdrawals instead. These mandatory distribution requirements take effect generally upon the death of the Contract Owner, or with certain Qualified Contracts upon either the later of the Contract Owner's attainment of age 70 1/2 or year of retirement; or the death of the Contract Owner. You should seek independent tax advice regarding the election of minimum required distributions.

ALLOCATION OF ANNUITY

You may elect to receive your Annuity Payments in the form of a variable annuity, a fixed annuity, or a combination of both. If, at the time Annuity Payments begin, you have not made an election, we will apply your Cash Surrender Value to provide an annuity funded by the same funding options as you have selected during the accumulation period. At least 30 days before the Maturity Date, you may transfer the Contract Value among the funding options in order to change the basis on which we will determine Annuity Payments. (See "Transfers.")

VARIABLE ANNUITY

You may choose an annuity payout that fluctuates depending on the investment experience of the Variable Funding Options. We determine the number of Annuity Units credited to the Contract by dividing the first monthly Annuity Payment attributable to each Variable Funding Option by the corresponding Accumulation Unit value as of 14 days before the date Annuity Payments begin. We use an Annuity Unit to measure the dollar value of an Annuity Payment. The number of Annuity Units (but not their value) remains fixed during the annuity period.

DETERMINATION OF FIRST ANNUITY PAYMENT. Your Contract contains the tables we use to determine your first monthly Annuity Payment. If you elect a variable annuity, the amount we apply to it will be the Cash Surrender Value as of 14 days before the date Annuity Payments begin, less any applicable premium taxes not previously deducted.

The amount of your first monthly payment depends on the annuity option you elected and the Annuitant's adjusted age. Your Contract contains the formula for determining the adjusted age. We determine the total first monthly Annuity Payment by multiplying the benefit per $1,000 of value shown in the Contract tables by the number of thousands of dollars of Contract Value you apply to that annuity option. The Contract tables factor in an assumed daily net investment factor of 3.0%. We call this your net investment rate. Your net investment rate of 3% corresponds to an annual interest rate of 3%. This means that if the annualized investment performance, after expenses, of your Variable Funding Options is less than 3%, then the dollar amount of your variable Annuity Payments will decrease. However, if the annualized investment performance, after expenses, of your Variable Funding Options is greater than 3%, then the dollar amount of your variable Annuity Payments will increase.

DETERMINATION OF SECOND AND SUBSEQUENT ANNUITY PAYMENTS. The dollar amount of all subsequent Annuity Payments changes from month to month based on the investment experience, as described above, of the applicable funding options. The total amount of each Annuity Payment will equal the sum of the basic payments in each funding option. We determine the actual amounts of these payments by multiplying the number of Annuity Units we credited to each funding option by the corresponding Annuity Unit value as of the date 14 days before the date the payment is due.

FIXED ANNUITY

You may choose a fixed annuity that provides payments that do not vary during the annuity period. We will calculate the dollar amount of the first fixed Annuity Payment as described under "Variable Annuity," except that the amount we apply to begin the annuity will be your Cash Surrender Value as of the date Annuity Payments begin. Payout rates will not be lower than that shown in the Contract. If it would produce a larger payment, the first fixed Annuity Payment will be determined using the Annuity Tables in effect on the Maturity Date.

                                 PAYMENT OPTIONS

--------------------------------------------------------------------------------

ELECTION OF OPTIONS

While the Annuitant is alive, you can change your annuity option selection any time up to the Maturity Date. Once Annuity Payments have begun, no further elections are allowed.

During the Annuitant's lifetime, if you do not elect otherwise before the Maturity Date, we will pay you (or another designated payee) the first of a series of monthly Annuity Payments based on the life of the Annuitant, in accordance with Annuity Option 2 (Life Annuity with 120 monthly payments assured). For certain Qualified Contracts, Annuity Option 4 (Joint and Last Survivor Life Annuity -- Annuity Reduced on Death of Primary Payee) will be the automatic option as described in the Contract. (See "Annuity Options.")

The minimum amount that can be placed under an annuity option will be $2,000 unless we agree to a lesser amount. If any monthly periodic payment due is less than $100, the Company reserves the right to make payments at less frequent intervals, or to pay the Contract Value in a lump-sum.

On the Maturity Date, we will pay the amount due under the Contract in accordance with the payment option that you select. You may choose to receive a single lump-sum payment. You must elect an option in writing, in a form satisfactory to the Company. Any election made during the lifetime of the Annuitant must be made by the Contract Owner.

ANNUITY OPTIONS

Subject to the conditions described in "Election of Options" above, we may pay all or any part of the Cash Surrender Value under one or more of the following annuity options. Payments under the annuity options are generally made on a monthly basis. We may offer additional options.

Option 1 -- Life Annuity -- No Refund. The Company will make Annuity Payments during the lifetime of the Annuitant ending with the last payment before death. This option offers the maximum periodic payment, since there is no assurance of a minimum number of payments or provision for a death benefit for beneficiaries.

Option 2 -- Life Annuity with 120, 180 or 240 Monthly Payments Assured. The Company will make monthly Annuity Payments during the lifetime of the Annuitant, with the agreement that if, at the death of that person, payments have been made for less than 120, 180 or 240 months, as elected, we will continue making payments to the beneficiary during the remainder of the period.

Option 3 -- Joint and Last Survivor Life Annuity -- No Refund. The Company will make regular Annuity Payments during the lifetime of the Annuitant and a second person. When either person dies, we will continue making payments to the survivor. No further payments will be made following the death of the survivor.

Option 4 -- Joint and Last Survivor Life Annuity -- Annuity Reduced on Death of Primary Payee. The Company will make Annuity Payments during the lifetimes of the Annuitant and a second person. You will designate one as primary payee, and the other will be designated as secondary payee. On the death of the secondary payee, the Company will continue to make monthly Annuity Payments to the primary payee in the same amount that would have been payable during the joint lifetime of the two persons. On the death of the primary payee, the Company will continue to make Annuity Payments to the secondary payee in an amount equal to 50% of the payments, which would have been made during the lifetime of the primary payee. No further payments will be made once both payees have died.

Option 5 -- Payments for a Fixed Period without Life Contingency. We will make periodic payments for the period selected. Please note that Option 5 may not satisfy minimum required distribution rules for Qualified Contracts. Please consult a tax advisor before electing this option.

Option 6 -- Other Annuity Options. We will make any other arrangements for Annuity Payments as may be mutually agreed upon.

VARIABLE LIQUIDITY BENEFIT

This benefit is only offered with the annuity option "Payments for a Fixed Period without Life Contingency."

At any time after annuitization and before death, the Contract Owner may surrender and receive a payment equal to (A) minus (B), where (A) equals the present value of remaining certain payments, and (B) equals a withdrawal charge not to exceed the maximum withdrawal charge rate shown on the specifications page of the Contract multiplied by (A). The interest rate used to calculate the present value is a rate 1% higher than the Assumed (Daily) Net Investment Factor used to calculate the Annuity Payments. The remaining period certain payments are assumed to be level payments equal to the most recent period certain payment prior to the request for this liquidity benefit. A withdrawal charge is not imposed if the surrender is made after the expiration of the withdrawal charge period shown on the specifications page of the Contract.

                        MISCELLANEOUS CONTRACT PROVISIONS

--------------------------------------------------------------------------------

RIGHT TO RETURN

You may return the Contract for a full refund of the Contract Value plus any Contract charges and premium taxes you paid (but not any fees and charges the Underlying Fund assessed) minus any Purchase Payment Credits within ten days after you receive it (the "right to return period"). You bear the investment risk of investing in the Variable Funding Options during the right to return period; therefore, the Contract Value we return may be greater or less than your Purchase Payment.

If you purchase the Contract as an Individual Retirement Annuity, and return it within the first seven days after delivery, or longer if your state law permits, we will refund your Purchase Payment minus any Purchase Payment

Credits in full; during the remainder of the right to return period, we will refund the Contract Value (including charges) minus any Purchase Payment Credits.

During the right to return period, you will not bear any contract fees associated with the Purchase Payment Credits. The amount we return to you will include any investment gains on the credit during the right to return period. However, if there are investment losses on the credit during the right to return period, we will recover the original amount of the credit.

We will determine the Contract Value following the close of the business day on which we receive your Contract and a Written Request for a refund. Where state law requires a different period, or the return of Purchase Payments or other variations of this provision, we will comply. Refer to your Contract for any state-specific information.

TERMINATION

We reserve the right to terminate the Contract on any business day if your Contract Value as of that date is less than $2,000 and you have not made Purchase Payments for at least two years, unless otherwise specified by state law. Accordingly, no Contract will be terminated due solely to negative investment performance. Termination will not occur until 31 days after we have mailed notice of termination to your last known address and to any assignee of record. If we terminate the Contract, we will pay you the Cash Surrender Value (less any Purchase Payment Credits applied within 12 months of termination) less any applicable taxes. In certain states, we may be required to pay you the Contract Value. Federal tax law may impose additional restrictions on our right to cancel your traditional IRA, Roth IRA or other Qualified Contract.

REQUIRED REPORTS

As often as required by law, but at least once in each Contract Year before the due date of the first Annuity Payment, we will furnish a report showing the number of Accumulation Units credited to the Contract and the corresponding Accumulation Unit value(s) as of the report date for each funding option to which the Contract Owner has allocated amounts during the applicable period. The Company will keep all records required under federal and state laws.

SUSPENSION OF PAYMENTS

The Company reserves the right to suspend or postpone the date of any payment or determination of values on any business day (1) when the New York Stock Exchange ("the Exchange") is closed; (2) when trading on the Exchange is restricted; (3) when an emergency exists, as determined by the SEC, so that the sale of securities held in the Separate Account may not reasonably occur, or so that the Company may not reasonably determine the value the Separate Account's net assets; or (4) during any other period when the SEC, by order, so permits for the protection of security holders. At any time, payments from the Fixed Account may be delayed up to 6 months.

                              THE SEPARATE ACCOUNTS

--------------------------------------------------------------------------------

MetLife Insurance Company of Connecticut and MetLife Life and Annuity Company of Connecticut each sponsor Separate Accounts: Fund BD III and Fund BD IV, respectively. References to "Separate Account" refer either to Fund BD III or Fund BD IV, depending on the issuer of your Contract. Both Fund BD III and Fund BD IV were established on March 27, 1997 and are registered with the SEC as unit investment trusts under the Investment Company Act of 1940, as amended. We will invest Separate Account assets attributable to the Contracts exclusively in the shares of the Variable Funding Options.

We hold the assets of Fund BD III and Fund BD IV for the exclusive and separate benefit of the owners of each Separate Account, according to the laws of Connecticut. Income, gains and losses, whether or not realized, from assets allocated to the Separate Account are, in accordance with the Contracts, credited to or charged against the Separate Account without regard to other income, gains and losses of the Company. The assets held by the Separate Account are not chargeable with liabilities arising out of any other business that we may conduct. Obligations under the Contract are obligations of the Company. Any obligations that exceed the assets in the Separate Account are payable by the Company's general account. The amount of the guaranteed death benefit that exceeds the Contract Value is paid from the Company's general account. Benefit amounts paid from the general account are subject to the financial strength and claims-paying ability of the Company.

All investment income and other distributions of the funding options are payable to the Separate Account. We reinvest all such income and/or distributions in shares of the respective funding option at net asset value. Shares of the funding options are currently sold only to life insurance company separate accounts to fund variable annuity and variable life insurance contracts.

Certain variable annuity separate accounts and variable life insurance separate accounts may invest in the funding options simultaneously (called "mixed" and "shared" funding). It is conceivable that in the future it may be disadvantageous to do so. Although the Company and the Variable Funding Options do not currently foresee any such disadvantages either to variable annuity contract owners or variable life policy owners, each Underlying Fund's Board of Directors intends to monitor events in order to identify any material conflicts between them and to determine what action, if any, should be taken. If a Board of Directors was to conclude that separate funds should be established for variable life and variable annuity separate accounts, the variable annuity contract owners would not bear any of the related expenses, but variable annuity contract owners and variable life insurance policy owners would no longer have the economies of scale resulting from a larger combined fund.

We reserve the right to transfer assets of the Separate Account to another separate account, and/or to modify the structure or operation of the Separate Account, subject to the necessary regulatory approvals. If we do so, we guarantee that the modification will not affect your Contract Value.

PERFORMANCE INFORMATION

In advertisements for the Contract, we may include performance figures to show you how a Variable Funding Option has performed in the past. These figures are rates of return or yield quotations shown as a percent. These figures show past performance of a Variable Funding Option and are not an indication of how a Variable Funding Option will perform in the future.

Our advertisements may show performance figures assuming that you do not elect any optional features such as the E.S.P. or GMWB. However, if you elect any of these optional features, they involve additional charges that will serve to decrease the performance of your Variable Funding Options. You may wish to speak with your registered representative to obtain performance information specific to the optional features you may wish to select.

Performance figures for each Variable Funding Option are based in part on the performance of a corresponding Underlying Fund. In some cases, the Underlying Fund may have existed before the technical inception of the corresponding Variable Funding Option. In those cases, we can create "hypothetical historical performance" of a Variable Funding Option. These figures show the performance that the Variable Funding Option would have achieved had it been available during the entire history of the Underlying Fund.

In a low interest rate environment, yields for money market Subaccounts, after deduction of the Mortality and Expense Risk Charge, Administrative Expense Charge and the charge for any optional benefit riders (if applicable), may be negative even though the Underlying Fund's yield, before deducting for such charges, is positive. If you allocate a portion of your Contract Value to a money market Subaccount or participate in an asset allocation program where Contract Value is allocated to a money market Subaccount under the applicable asset allocation model, that portion of your Contract Value may decrease in value.

                           FEDERAL TAX CONSIDERATIONS

--------------------------------------------------------------------------------

The following general discussion of the federal income tax consequences related to your investment in this Contract is not intended to cover all situations, and is not meant to provide tax or legal advice. Because of the complexity of the law and the fact that the tax results will vary depending on many factors, you should consult your tax and/or legal adviser regarding the tax implications of purchasing this Contract based upon your individual situation. For further tax information, an additional discussion of certain tax matters is contained in the SAI.

You are responsible for determining whether your purchase of a Contract, withdrawals, income payments and any other transaction under your Contract satisfy applicable tax law. We are not responsible for determining if your employer's plan or arrangement satisfies the requirements of the Code and/or the Employee Retirement Income Security Act of 1974 (ERISA).

GENERAL TAXATION OF ANNUITIES

Congress has recognized the value of saving for retirement by providing certain tax benefits, in the form of tax deferral, for premiums paid under an annuity and permitting tax-free transfers between the various investment options offered under the Contract. The Internal Revenue Code ("Code") governs how earnings on your investment in the Contract are ultimately taxed, depending upon the type of contract, qualified or non-qualified, and the manner in which the money is distributed, as briefly described below. In analyzing the benefits of tax deferral it is important to note that the Jobs and Growth Tax Relief Reconciliation Act of 2003 amended Code Section 1 to reduce the marginal tax rates on long-term capital gains and dividends to 5% and 15%, respectively. The reduced rates apply during 2003 through 2008, and thereafter will increase to prior levels. Under current federal income tax law, the taxable portion of distributions under variable annuity contracts and qualified plans (including
IRAs) is not eligible for the reduced tax rate applicable to long-term capital gains and dividends. Earnings under annuity contracts, like interest payable on fixed investments (notes, bonds, etc.) continue to be taxed as ordinary income (top rate of 35%). The tax law provides deferred annuities issued after October 21, 1988 by the same insurance company or an affiliate in the same calendar year to the same owner are combined for tax purposes. As a result, a greater portion of your withdrawals may be considered taxable income than you would otherwise expect. Although the law is not clear, the aggregation rule may also adversely affect the tax treatment of payments received under an income annuity where the owner has purchased more than one non-qualified annuity during the same calendar year from the same or an affiliated company after October 21, 1988, and is not receiving income payments from all annuities at the same time. Please consult your own tax advisor.

STATE AND LOCAL TAXES. The rules for state and local income taxes may differ from the federal income tax rules. Purchasers and prospective purchasers of the Contract should consult their own tax advisors and the law of the applicable taxing jurisdiction to determine what rules and tax benefits apply to the contract.

PENALTY TAX FOR PREMATURE DISTRIBUTIONS. For both Qualified and Non-qualified Contracts, taxable distributions taken before the Contract Owner has reached the age of 59 1/2 will be subject to a 10% additional tax penalty unless the distribution is taken in a series of periodic distributions, for life or life expectancy, or unless the distribution follows the death or disability of the Contract Owner. Other exceptions may be available in certain qualified plans. The 10% tax penalty is in addition to any other penalties that may apply under your Contract and the normal income taxes due on the distribution.

TAX-FREE EXCHANGES. Code Section 1035 provides that, if certain conditions are met, no gain or loss is recognized when an annuity contract is received in exchange for a life insurance, endowment, or annuity contract. Since different annuity contracts have different expenses, fees and benefits, a tax-free exchange could result in your investment becoming subject to higher or lower fees and/or expenses.

FEDERAL ESTATE TAXES. While no attempt is being made to discuss the Federal estate tax implications of the Contract, you should keep in mind that the value of an annuity contract owned by a decedent and payable to a beneficiary by virtue of surviving the decedent is included in the decedent's gross estate. Depending on the terms of the annuity contract, the value of the annuity included in the gross estate may be the value of the lump sum payable to the designated beneficiary or the actuarial value of the payments to be received by the beneficiary. Consult an estate planning advisor for more information.

GENERATION-SKIPPING TRANSFER TAX. Under certain circumstances, the Code may impose a "generation-skipping transfer tax" when all or part of an annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the contract owner. Regulations issued under the Code may require the Company to deduct the tax from your Contract or from any applicable payment and pay it directly to the IRS.

TYPES OF CONTRACTS: QUALIFIED AND NON-QUALIFIED

QUALIFIED ANNUITY CONTRACTS

If you purchase your Contract with proceeds of an eligible rollover distribution from any tax-qualified employee pension or retirement savings plan or individual retirement annuity (IRA), your Contract is referred to as a Qualified Contract. Some examples of Qualified Contracts are: IRAs (including Roth IRAs), tax sheltered annuities established by public school systems or certain tax exempt organizations under Code Section 403(b), corporate-sponsored pension, retirement savings and profit sharing plans (including 401(k) plans), Keogh Plans (for self-employed individuals), and certain other qualified deferred compensation plans. Another type of Qualified Contract is a Roth

IRA, under which after-tax contributions accumulate until maturity, when amounts (including earnings) may be withdrawn tax-free. The rights and benefits under a Qualified Contract may be limited by the terms of the retirement plan, regardless of the terms and conditions of the Contract. Plan participants making contributions to Qualified Contracts will be subject to the required minimum distribution rules as provided by the Code and described below. All qualified plans (including IRAs) receive tax-deferral under the Code. Although there are no additional tax benefits to funding your qualified plan or IRA with an annuity, it does offer you additional insurance benefits, such as the availability of a guaranteed income for life.

The Contract has not been submitted to the IRS for approval as to form as a valid IRA. Such approval would not constitute an IRS approval or endorsement of any funding options under the contract. IRS approval as to form is not required to constitute a valid IRA. Disqualification of the Contract as an IRA could result in the immediate taxation of amounts held in the Contract and other adverse consequences.

TAXATION OF QUALIFIED ANNUITY CONTRACTS

Under a qualified annuity, since amounts paid into the Contract generally have not yet been taxed, the full amount of any distributions (including the amount attributable to Purchase Payments), whether paid in the form of lump sum withdrawals or Annuity Payments, are generally taxed at ordinary income tax rates unless the distribution is transferred to an eligible rollover account or contract. There are special rules which govern the taxation of Qualified Contracts, including withdrawal restrictions, requirements for mandatory distributions, and contribution limits. Amounts rolled over to the Contract from other qualified funding vehicles generally are not subject to current taxation.

MANDATORY DISTRIBUTIONS FOR QUALIFIED PLANS

Federal tax law requires that minimum annual distributions begin by April 1st of the calendar year following the calendar year in which an IRA owner attains age 70 1/2. Participants in qualified plans and 403(b) annuities may defer minimum distributions until the later of April 1st of the calendar year following the calendar year in which they attain age 70 1/2 or the year of retirement (except for participants who are 5% or more owners of the plan sponsor). If you own more than one individual retirement annuity and/or account, you may satisfy the minimum distribution rules on an aggregate basis (i.e. determine the total amount of required distributions from all IRAs and take the required amount from any one or more IRAs). A similar aggregate approach is available to meet your 403(b) minimum distribution requirements if you have multiple 403(b) annuities. Recently promulgated Treasury regulations changed the distribution requirements; therefore, it is important that you consult your tax adviser as to the impact of these regulations on your personal situation.

Final income tax regulations regarding minimum distribution requirements were released in June 2004. These regulations affect both deferred and income annuities. Under these new rules, effective with respect to minimum distributions required for the 2006 distribution year, in general, the value of all benefits under a deferred annuity (including death benefits in excess of cash value, including the Enhanced Stepped-Up Provision, as well as all living benefits such as GMAB and GMWB, if available in your Contract) must be added to the account value in computing the amount required to be distributed over the applicable period. We will provide you with additional information as to the amount of your interest in the Contract that is subject to required minimum distributions under this new rule and either compute the required amount for you or offer to do so at your request. The new rules are not entirely clear and you should consult your personal tax advisor as to how these rules affect your Contract.

MINIMUM DISTRIBUTIONS FOR BENEFICIARIES UPON THE CONTRACT OWNER'S DEATH: Upon the death of the Contract Owner and/or Annuitant of a Qualified Contract, the funds remaining in the Contract must be completely withdrawn within five years from the date of death or minimum distributions may be taken over the life expectancy of the individual beneficiaries (or in the case of certain trusts that are contract beneficiaries, over the life expectancy of the individuals who are the beneficiaries of the trust), provided such distributions are payable at least annually and begin within one year from the date of death. Special rules apply where the beneficiary is the surviving spouse, which allow the spouse to assume the Contract and defer the minimum distribution requirements.

NOTE TO PARTICIPANTS IN QUALIFIED PLANS INCLUDING 401, 403(b), OR 408, INCLUDING IRA OWNERS: While annual plan contribution limits may be increased from time to time by Congress and the IRS for federal income tax purposes, these limits must be adopted by each state for any higher limits to be effective at a state income tax level. In other words, the permissible contribution limits for federal and state income tax purposes may be different. Therefore, in certain states, a portion of the contributions may not be excludible or deductible from state income taxes. Please consult your employer or tax adviser regarding this issue.

INDIVIDUAL RETIREMENT ANNUITIES

To the extent of earned income for the year and not exceeding the applicable limit for the taxable year, an individual may make contributions, which in some cases may be deductible, to an individual retirement annuity (IRA). The applicable limit is $4,000 for calendar year 2007, $5,000 for 2008, and may be indexed for inflation in future years. Additional "catch-up contributions" may be made to an IRA by individuals age 50 or over. There are certain limits on the deductible amount based on the adjusted gross income of the individual and spouse and on their participation in a retirement plan. If an individual is married and the spouse is not employed, the individual may establish IRAs for the individual and spouse. Purchase Payments may then be made annually into IRAs for both spouses in the maximum amount of 100% of earned income up to a combined limit based on the individual limits outlined above.

Deductible contributions to an IRA and Roth IRA for the year must be aggregated for purposes of the individual Code Section 408A limits and the Code Section 219 limits (age 50+catch-up).

Partial or full distributions are treated as ordinary income, except that amounts contributed after 1986 on a non-deductible basis are not includable in income when distributed. An additional tax of 10% will apply to any taxable distribution from the IRA that is received by the participant before the age of 59 1/2 except by reason of death, disability or as part of a series of payments for life or life expectancy. Distributions must commence by April 1st of the calendar year after the close of the calendar year in which the individual attains the age of 70 1/2. Certain other mandatory distribution rules apply on the death of the individual. The individual must maintain personal and tax return records of any non-deductible contributions and distributions.

Section 408 (k) of the Code provides for the purchase of a Simplified Employee Pension (SEP) plan. A SEP is funded through an IRA and can accept an annual employer contribution limited to the lesser of $45,000 or 100% of pay for each participant in 2007.

ROTH IRAS

Effective January 1, 1998, Section 408A of the Code permits certain individuals to contribute to a Roth IRA. Eligibility to make contributions is based upon income, and the applicable limits vary based on marital status and/or whether the contribution is a rollover contribution from another IRA or an annual contribution. Contributions to a Roth IRA, which are subject to certain limitations, (similar to the annual limits for traditional IRAs), are not deductible and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. A conversion of "traditional" IRA to a Roth IRA may be subject to tax and other special rules apply. You should consult a tax adviser before combining any converted amounts with other Roth IRA contributions, including any other conversion amounts from other tax years.

Qualified distributions from a Roth IRA are tax-free. A qualified distribution requires that the Roth IRA has been held for at least 5 years, and the distribution is made after age 59 1/2, on death or disability of the owner, or for a limited amount ($10,000) for a qualified first time home purchase for the owner or certain relatives. Income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions) or (2) during five taxable years starting with the year in which the first contribution is made to the Roth IRA.

TSAS (ERISA AND NON-ERISA)

GENERAL. TSAs fall under sec.403(b) of the Code, which provides certain tax benefits to eligible employees of public school systems and organizations that are tax exempt under sec.501(c)(3) of the Code.

In general contributions to sec.403(b) arrangements are subject to limitations under sec.415(c) of the Code (the lesser of 100% of includable compensation or the applicable limit for the year).

Note: Proposed income tax regulations issued in November 2004 would require certain fundamental changes to these arrangements including (a) a requirement that there be a written plan document in addition to the annuity contract or sec.403(b)(7) custodial account, (b) significant restrictions on the ability for participants to direct proceeds

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

between 403(b) annuity contracts and (c) additional restrictions on withdrawals of amounts attributable to contributions other than elective deferrals.

The proposed regulations will generally not be effective until taxable years beginning after December 31, 2007 at the earliest, and may not be relied on until issued in final form. However, certain aspects including a proposed prohibition on the use of life insurance contracts under 403(b) arrangements and rules affecting payroll taxes on certain types of contributions are currently effective unless revised or revoked in final regulations.

WITHDRAWALS AND INCOME PAYMENTS. If you are under 59 1/2, you cannot withdraw money from your TSA Contract unless the withdrawal:

     - Relates to purchase payments made prior to 1989 (and pre-1989 earnings on those purchase payments);

     - Is directly transferred to another permissible investment under sec.403(b) arrangements;

     -    Relates to amounts that are not salary reduction elective deferrals;

     - Occurs after you die, leave your job or become disabled (as defined by the Code); or

     - Is for financial hardship (but only to the extent of purchase payments) if your plan allows it.

DESIGNATED ROTH ACCOUNT FOR 403(B) PLANS. Effective January 1, 2006, employers that established and maintain a TSA/403(b) plan ("the Plan") may also establish a Qualified Roth Contribution Program under Section 402A of the Code ("Designated Roth Accounts") to accept after-tax contributions as part of the TSA plan. In accordance with our administrative procedures, we may permit these contributions to be made as purchase payments to a Section 403(b) Contract under the following conditions:

     (1) The employer maintaining the plan has demonstrated to our satisfaction that Designated Roth Accounts are permitted under the Plan.

     (2) In accordance with our administrative procedures, the amount of elective deferrals has been irrevocably designated as an after-tax contribution to the Designated Roth Account.

     (3) All state regulatory approvals have been obtained to permit the Contract to accept such after-tax elective deferral contributions (and, where permitted under the Qualified Roth Contribution Program and the Contract, rollovers and trustee-to-trustee transfers from other Designated Roth Accounts).

     (4) In accordance with our procedures and in a form satisfactory to us, we may accept rollovers from other funding vehicles under any Qualified Roth Contribution Program of the same type in which the employee participates as well as trustee-to-trustee transfers from other funding vehicles under the same Qualified Roth Contribution Program for which the participant is making elective deferral contributions to the Contract.

     (5) No other contribution types (including employer contributions, matching contributions, etc.) will be allowed as designated Roth contributions, unless they become permitted under the Code.

     (6) If permitted under the federal tax law, we may permit both pre-tax contributions under a 403(b) plan as well as after-tax contributions under the Plan's Qualified Roth Contribution Program to be made under the same Contract as well as rollover contributions and contributions by trustee-to-trustee transfers. In such cases, we will account separately for the designated Roth contributions and the earnings thereon from the contributions and earnings made under the pre-tax TSA plan (whether made as elective deferrals, rollover contributions or trustee-to-trustee transfers). As between the pre-tax or traditional Plan and the Qualified Roth Contribution Program, we will allocate any living benefits or death benefits provided under the Contract on a reasonable basis, as permitted under the tax law.

     (7) We may refuse to accept contributions made as rollovers and trustee-to-trustee transfers, unless we are furnished with a breakdown as between participant contributions and earnings at the time of the contribution.

Many of the federal income tax rules pertaining to Designated Roth Accounts have not yet been finalized. Both you and your employer should consult their own tax and legal advisors prior to making or permitting contributions to be made to a Qualified Roth Contribution Program.


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

The following general tax rules are based on our understanding of the Code and any regulations issued through December 31, 2005, and are subject to change and to different interpretation as well as additional guidance in respect to areas not previously addressed:

The employer must permit contributions under a pre-tax 403(b) plan in order to permit contributions to be irrevocably designated and made part of a Qualified Roth Contribution Program.

Elective deferral contributions to the Designated Roth Account must be aggregated with all other elective deferral contributions made by a taxpayer for purposes of the individual Code Section 402(g) limits and the Code Section 414(v) limits (relating to age 50 and over catch-up contributions) as well as contribution limits that apply under the Plan.

In general, the same tax law rules with respect to restricted monies, triggering events and permitted distributions will apply to the Designated Roth Accounts under the Plan as apply to the traditional pre-tax accounts under the plan (e.g., death or disability of participant, severance from employment, attainment of age 59 1/2 and hardship withdrawals only with respect to contributions (if permitted under the Plan)).

If the amounts have been held under any Designated Roth Account of a participant for at least five years and are made on account of death, disability or after attainment of age 59 1/2, then any withdrawal, distribution or payment of these amounts is generally free of federal income tax ("Qualified Distributions"). Unlike Roth IRAs, withdrawal, distributions and payments that do not meet the five year rule will generally be taxed on a pro-rated basis with respect to earnings and after-tax contributions. The 10% penalty tax will generally apply on the same basis as a traditional pre-tax account under the Plan. Additionally, rollover distributions may only be made tax-free into another Designated Roth Account or into a Roth IRA.

Some states may not permit contributions to be made to a Qualified Roth Contribution Program or may require additional conforming legislation for these rules to become effective.

LOANS. If your TSA Contract permits loans, such loans will be made only from any Fixed Interest Account balance and only up to certain limits. In that case, we credit your Fixed Interest Account balance up to the amount of the outstanding loan balance with a rate of interest that is less than the interest rate we charge for the loan.

The Code and applicable income tax regulations limit the amount that may be borrowed from your Contract and all you employer plans in the aggregate and also require that loans be repaid, at a minimum, in scheduled level payments over a proscribed term.

Your Contract will indicated whether loans are permitted. The terms of the loan are governed by the Contract and loan agreement. Failure to satisfy loan limits under the Code or to make any scheduled payments according to the terms of your loan agreement and Federal tax law could have adverse tax consequences. Consult a tax advisor and read your loan agreement and Contract prior to taking any loan.

NON-QUALIFIED ANNUITY CONTRACTS

If you purchase the Contract on an individual basis with after-tax dollars and not under one of the programs described above, your Contract is referred to as non-qualified. As the owner of a non-qualified annuity, you do not receive any tax benefit (deduction or deferral of income) on Purchase Payments, but you will not be taxed on increases in the value of your Contract until a distribution occurs -- either as a withdrawal made prior to the Maturity Date or in the form of periodic Annuity Payments. As a general rule, there is income in the Contract (earnings) to the extent the Contract Value exceeds your investment in the Contract. The investment in the Contract equals the total Purchase Payments less any amount received previously which was excludible from gross income.

Generally, different tax rules apply to Annuity Payments than to withdrawals and payments received before the annuity starting date. When a withdrawal is made, you are taxed on the amount of the withdrawal that is considered earnings under federal tax laws.

Similarly, when you receive an Annuity Payment, part of each periodic payment is considered a return of your Purchase Payments and will not be taxed, but the remaining portion of the Annuity Payment (i.e., any earnings) will

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

be considered ordinary income for federal income tax purposes. Annuity Payments are subject to an "excludable amount" or "exclusion ratio" which determines how much of each payment is treated as:

     -    a non-taxable return of your Purchase Payment; or

     -    a taxable payment of earnings.

We generally will tell you how much of each Annuity Payment is a non-taxable return of your Purchase Payments. However, it is possible that the IRS could conclude that the taxable portion of Annuity Payments under a non-qualified contract is an amount greater (or less) than the taxable amount determined by us and reported by us to you and the IRS. Generally, once the total amount treated as a non-taxable return of your Purchase Payments equals your Purchase Payments, then all remaining payments are fully taxable. We will withhold a portion of the taxable amount of your Annuity Payment for income taxes, unless you elect otherwise. The amount we withhold is determined by the Code.

Code Section 72(s) requires that non-qualified annuity contracts meet minimum mandatory distribution requirements upon the death of the Contract Owner, including the death of either of the Joint Owners. If these requirements are not met, the Contract will not be treated as an annuity contract for federal income tax purposes and earnings under the Contract will be taxable currently, not when distributed. The distribution required depends, among other things, upon whether an annuity option is elected or whether the succeeding Contract Owner is the surviving spouse. We will administer contracts in accordance with these rules and we will notify you when you should begin receiving payments. There is a more complete discussion of these rules in the SAI.

If a non-qualified annuity is owned by a non-natural person (e.g., a corporation), increases in the value of the Contract attributable to Purchase Payments made after February 28, 1986 are includable in income annually and taxed at ordinary income tax rates. Furthermore, for contracts issued after April 22, 1987, if the Contract is transferred to another person or entity without adequate consideration, all deferred increases in value will be treated as income for federal income tax purposes at the time of the transfer.

PARTIAL WITHDRAWALS: If you make a partial withdrawal of your Contract Value, the distribution generally will be taxed as first coming from earnings (income in the Contract) and then from your Purchase Payments. These withdrawn earnings are includable in your taxable income. (See Penalty Tax for Premature Distributions below.) Any direct or indirect borrowing against the value of the Contract or pledging of the Contract as security for a loan will be treated as a cash distribution under the tax law, and will have tax consequences in the year taken. It should be noted that there is no guidance as to the determination of the amount of income in a Contract if it is issued with a Guaranteed Minimum Withdrawal Benefit (GMWB). Therefore, you should consult with your tax adviser as to the potential tax consequences of a partial surrender if your Contract is issued with a GMWB.

PARTIAL ANNUITIZATIONS (IF AVAILABLE WITH YOUR CONTRACT): At the present time the IRS has not approved the use of an exclusion ratio or exclusion amount when only part of your Contract Value is applied to a payment option. Currently, we will treat the application of less than your entire Contract Value under a Non-qualified Contract to a payment option (i.e. taking Annuity Payments) as a taxable withdrawal for federal income tax purposes (which may also be subject to the 10% penalty tax if you are under age 59 1/2). We will then treat the amount of the withdrawal (after any deductions for taxes) as the purchase price of an income annuity and tax report the income payments received under that annuity under the rules for variable income annuities. Consult your tax attorney prior to partially annuitizing your Contract.

We will determine the excludable amount for each income payment under the Contract as a whole by using the rules applicable to variable income payments in general (i.e. by dividing your after-tax purchase price, as adjusted for any refund or guarantee feature, by the number of expected income payments from the appropriate IRS table). However, the IRS may determine that the excludable amount is different from our computation.

DIVERSIFICATION REQUIREMENTS FOR VARIABLE ANNUITIES

The Code requires that any non-qualified variable annuity contracts based on a Separate Account must meet specific diversification standards. Non-qualified variable annuity contracts shall not be treated as an annuity for federal income tax purposes if investments made in the account are not adequately diversified. Final tax regulations define how Separate Accounts must be diversified. The Company constantly monitors the diversification of investments and believes that its accounts are adequately diversified. The consequence of any failure to diversify is essentially the loss to the Contract Owner of tax-deferred treatment, requiring the current inclusion of a proportionate share of the income and gains from the Separate Account assets in the income of each Contract Owner. The Company intends to administer all contracts subject to this provision of law in a manner that will maintain adequate diversification.

OWNERSHIP OF THE INVESTMENTS

In certain circumstances, owners of variable annuity contracts have been considered to be the owners of the assets of the underlying Separate Account for federal income tax purposes due to their ability to exercise investment control over those assets. When this is the case, the Contract Owners have been currently taxed on income and gains attributable to the Separate Account assets. There is little guidance in this area, and some features of the Contract, such as the number of funds available and the flexibility of the Contract Owner to allocate premium payments and transfer amounts among the funding options, have not been addressed in public rulings. While we believe that the Contract does not give the Contract Owner investment control over Separate Account assets, we reserve the right to modify the Contract as necessary to prevent a Contract Owner from being treated as the owner of the Separate Account assets supporting the Contract.

TAXATION OF DEATH BENEFIT PROCEEDS

Amounts may be distributed from a Non-qualified Contract because of the death of an owner or Annuitant. Generally, such amounts are includable in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a full surrender of the Contract; or (ii) if distributed under a payment option, they are taxed in the same way as Annuity Payments.

OTHER TAX CONSIDERATIONS

TREATMENT OF CHARGES FOR OPTIONAL BENEFITS

The Contract may provide one or more optional enhanced death benefits or other minimum guaranteed benefit that in some cases may exceed the greater of purchase price or the Contract Value. It is possible that the Internal Revenue Service may take the position that the charges for the optional enhanced benefit(s) are deemed to be taxable distributions to you. Although we do not believe that a charge under such optional enhanced benefit should be treated as a taxable withdrawal, you should consult with your tax advisor before selecting any rider or endorsement to the Contract.

GUARANTEED MINIMUM WITHDRAWAL BENEFIT. If you have purchased a Guaranteed Minimum Withdrawal Benefit (GMWB), where otherwise made available, note the following:

The tax treatment of withdrawals under such a benefit is uncertain. It is conceivable that the amount of potential gain could be determined based on the remaining amounts guaranteed to be available for withdrawal at the time of the withdrawal if greater than the Contract Value (prior to withdrawal charges). This could result in a greater amount of taxable income in certain cases. In general, at the present time, MetLife intends to tax report such withdrawals using the Contract Value rather than the remaining benefit to determine gain. However, in cases where the maximum permitted withdrawal in any year under any version of the Guaranteed Minimum Withdrawal Benefit exceeds the Contract Value, the portion of the withdrawal treated as taxable gain (not to exceed the amount of the withdrawal) should be measured as the difference between the maximum permitted withdrawal amount under the benefit and the remaining after-tax basis immediately preceding the withdrawal.

In the event that the Contract Value goes to zero, and either the Remaining Benefit Base is paid out in fixed installments, we will treat such payments as income annuity payments under the tax law and allow recovery of any remaining basis ratably over the expected number of payments.

MetLife reserves the right to change its tax reporting practices where we determine that it is not in accordance with IRS guidance (whether formal or informal).

PUERTO RICO TAX CONSIDERATIONS

The Puerto Rico Internal Revenue Code of 1994 (the "1994 Code") taxes distributions from non-qualified annuity contracts differently than in the U.S. Distributions that are not in the form of an annuity (including partial surrenders and period certain payments) are treated under the 1994 Code first as a return of investment. Therefore, a substantial

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

portion of the amounts distributed generally will be excluded from gross income for Puerto Rico tax purposes until the cumulative amount paid exceeds your tax basis. The amount of income on annuity distributions (payable over your lifetime) is also calculated differently under the 1994 Code. Since Puerto Rico residents are also subject to U.S. income tax on all income other than income sourced to Puerto Rico and the Internal Revenue Service issued guidance in 2004 which indicated that the income from an annuity contract issued by a U.S. life insurer would be considered U.S. source income, the timing of recognition of income from an annuity contract could vary between the two jurisdictions. Although the 1994 Code provides a credit against the Puerto Rico income tax for U.S. income taxes paid, an individual may not get full credit because of the timing differences. You should consult with a personal tax adviser regarding the tax consequences of purchasing an annuity contract and/or any proposed distribution, particularly a partial distribution or election to annuitize.

NON-RESIDENT ALIENS

Distributions to non resident aliens ("NRAs") are subject to special and complex tax and withholding rules under the Code with respect to U.S. source income, some of which are based upon the particular facts and circumstances of the Contract Owner, the beneficiary and the transaction itself. As stated above, the IRS has taken the position that income from the Contract received by NRAs is considered U.S. source income. In addition, Annuity Payments to NRAs in many countries are exempt from U.S. tax (or subject to lower rates) based upon a tax treaty, provided that the Contract Owner complies with the applicable requirements. NRAs should seek guidance from a tax adviser regarding their personal situation.

TAX CREDITS AND DEDUCTIONS

The Company may be entitled to certain tax benefits related to the assets of the Separate Account. These tax benefits, which may include foreign tax credits and corporate dividend received deductions, are not passed back to the Separate Account or to contract owners since the Company is the owner of the assets from which the tax benefits are derived.

                                OTHER INFORMATION

--------------------------------------------------------------------------------

THE INSURANCE COMPANIES

Please refer to your Contract to determine which Company issued your Contract.

MetLife Insurance Company of Connecticut is a stock insurance company chartered in 1863 in Connecticut and continuously engaged in the insurance business since that time. It is licensed to conduct life insurance business in all states of the United States, the District of Columbia, Puerto Rico, Guam, the U.S. and British Virgin Islands and the Bahamas. The Company is a wholly-owned subsidiary of MetLife, Inc., a publicly-traded company. MetLife, Inc., through its subsidiaries and affiliates, is a leading provider of insurance and other financial services to individual and institutional customers. The Company's Home Office is located at One Cityplace, Hartford, Connecticut 06103-3415.

MetLife Life and Annuity Company of Connecticut is a stock insurance company chartered in 1973 in Connecticut and continuously engaged in the insurance business since that time. It is licensed to conduct life insurance business in all states of the United States (except New York), the District of Columbia and Puerto Rico. The Company is an indirect wholly-owned subsidiary of MetLife, Inc., a publicly-traded company. The Company's Home Office is located at One Cityplace, Hartford, Connecticut 06103-3415.

FINANCIAL STATEMENTS

The financial statements for the Company and its Separate Account are located in the Statement of Additional Information.

DISTRIBUTION OF VARIABLE ANNUITY CONTRACTS

DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT. MetLife Insurance Company of Connecticut and MetLife Life and Annuity Company of Connecticut (together the "Company") have appointed MetLife Investors Distribution

Company ("MLIDC") to serve as the principal underwriter and distributor of the securities offered through this Prospectus, pursuant to the terms of a Distribution and Principal Underwriting Agreement. Prior to October 20, 2006, the principal underwriter and distributor was MLI Distribution LLC, which merged with and into MLIDC on that date. MLIDC, which is an affiliate of the Company, also acts as the principal underwriter and distributor of other variable annuity contracts and variable life insurance policies issued by the Company and its affiliated companies. The Company reimburses MLIDC for expenses MLIDC incurs in distributing the Contracts (e.g. commissions payable to retail broker-dealers who sell the Contracts). MLIDC does not retain any fees under the Contracts; however, MLIDC may receive 12b-1 fees from the Underlying Funds.

MLIDC's principal executive offices are located at 5 Park Plaza, Suite 1900, Irvine, California 92614. MLIDC is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934, as well as the securities commissions in the states in which it operates, and is a member of the National Association of Securities Dealers, Inc. ("NASD").

MLIDC and the Company enter into selling agreements with affiliated and unaffiliated broker-dealers who are registered with the SEC and are members of the NASD, and with entities that may offer the Contracts but are exempt from registration. Applications for the Contract are solicited by registered representatives who are associated persons of such affiliated or unaffiliated broker-dealer firms. Such representatives act as appointed agents of the Company under applicable state insurance law and must be licensed to sell variable insurance products. The Company intends to offer the Contract in all jurisdictions where it is licensed to do business and where the Contract is approved. The Company are continuously offered.

COMPENSATION. Broker-dealers who have selling agreements with MLIDC and the Company are paid compensation for the promotion and sale of the Contracts. Registered representatives who solicit sales of the Contract typically receive a portion of the compensation payable to the broker-dealer firm. The amount the registered representative receives depends on the agreement between the firm and the registered representative. This agreement may also provide for the payment of other types of cash and non-cash compensation and other benefits. A broker-dealer firm or registered representative of a firm may receive different compensation for selling one product over another and/or may be inclined to favor one product provider over another product provider due to differing compensation rates.

We generally pay compensation as a percentage of purchase payments invested in the Contract. Alternatively, we may pay lower compensation on purchase payments but pay periodic asset-based compensation based on all or a portion of the Contract Value. The amount and timing of compensation may vary depending on the selling agreement but is not expected to exceed 7.50% of Purchase Payments (if up-front compensation is paid to registered representatives) and up to 1.50% annually of average Contract Value (if asset-based compensation is paid to registered representatives). We pay American Funds Distributors, Inc., principal underwriter for the American Funds Insurance Series, a percentage of all Purchase Payments allocated to the funds in the American Funds Insurance Series for services it provides in marketing the funds' shares in connection with the Contract.

The Company and MLIDC have also entered into preferred distribution arrangements with certain broker-dealer firms. These arrangements are sometimes called "shelf space" arrangements. Under these arrangements, the Company and MLIDC pay separate, additional compensation to the broker-dealer firm for services the broker-dealer provides in connection with the distribution of the Company's products. These services may include providing the Company with access to the distribution network of the broker-dealer, the hiring and training of the broker-dealer's sales personnel, the sponsoring of conferences and seminars by the broker-dealer, or general marketing services performed by the broker-dealer. The broker-dealer may also provide other services or incur other costs in connection with distributing the Company's products.

These preferred distribution arrangements will not be offered to all broker-dealer firms and the terms of such arrangements may differ between broker-dealer firms. Compensation payable under such arrangements may be based on aggregate, net or anticipated sales of the Contracts, total assets attributable to sales of the Contract by registered representatives of the broker-dealer firm or based on the length of time that a Contract owner has owned the Contract. Any such compensation payable to a broker-dealer firm will be made by MLIDC or the Company out of their own assets and will not result in any additional direct charge to you. Such compensation may cause the broker-dealer firm and its registered representatives to favor the Company's products. The Company and MLIDC have entered into preferred distribution arrangements with their affiliate Tower Square Securities, Inc. and with the unaffiliated broker-dealer firms identified in the Statement of Additional Information. The Company and MLIDC may enter into similar arrangements with their other affiliates MetLife Securities, Inc. and/or Metropolitan Life Insurance

Company, Walnut Street Securities, Inc. and New England Securities Corporation. See the "Statement of Additional Information -- DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT" for a list of the broker-dealer firms that received such additional compensation during 2006, as well as the range of additional compensation paid.

The Company and MLIDC have entered into selling agreements with certain broker-dealer firms that have an affiliate that acts as investment adviser or sub-adviser to one or more Underlying Funds which may be offered in the Contracts. These investment advisory firms include Fidelity Management & Research Company, Morgan Stanley Investment Advisers Inc., MetLife Investment Funds Management LLC, MetLife Advisers, LLC and Met Investors Advisory LLC. MetLife Investment Funds Management LLC, MetLife Advisers, LLC and MetLife Investors Advisory LLC are affiliates of the Company. Registered representatives of broker-dealer firms with an affiliated company acting as an adviser or a sub-adviser may favor these Funds when offering the Contracts.

SALES BY AFFILIATES OF THE COMPANY. The Company and MLIDC may offer the Contracts through retail broker-dealer firms that are affiliates of the Company, including Tower Square Securities, Inc., MetLife Securities, Inc. and/or Metropolitan Life Insurance Company, Walnut Street Securities, Inc. and New England Securities Corporation. The compensation paid to affiliated broker-dealer firms for sales of the Contracts is generally not expected to exceed, on a present value basis, the percentages described above. These broker-dealer firms pay their registered representatives all or a portion of the commissions received for their sales of Contracts; some firms may retain a portion of commissions. The amount the broker dealer firms pass on to their registered representatives is determined in accordance with their internal compensation programs. These programs may also include other types of cash compensation, such as bonuses, equity awards (such as stock options), training allowances, supplementary salary, financing arrangements, marketing support, medical and other insurance benefits, retirement benefits, non-qualified deferred compensation plans and other benefits. For registered representatives of certain affiliates, the amount of this additional cash compensation is based primarily on the amount of proprietary products sold and serviced by the representative. Proprietary products are those issued by the Company or its affiliates. The managers who supervise these registered representatives may also be entitled to additional cash compensation based on the sale of proprietary products by their representatives. Because the additional cash compensation paid to these registered representatives and their managers is primarily based on sales of proprietary products, these registered representatives and their managers have an incentive to favor the sale of proprietary products over other products issued by non-affiliates.

Registered representatives of our affiliates, MetLife Securities, Inc. and/or Metropolitan Life Insurance Company, receive cash payments for the products they sell and service based upon a 'gross dealer concession' model. The cash payment is equal to a percentage of the gross dealer concession. For MetLife registered representatives other than those in our MetLife Resources (MLR) Division, the percentage is determined by a formula that takes into consideration the amount of premiums and purchase payments applied to proprietary products that the registered representative sells and services. The percentage could be as high as 100%. (MLR registered representatives receive compensation based upon premiums and purchase payments applied to all products sold and serviced by the representative.) In addition, all MetLife registered representative are entitled to the additional compensation described above based on sales of proprietary products. Because sales of proprietary products are a factor determining the percentage of gross dealer concession and/or the amount of additional compensation to which MetLife registered representatives are entitled, they have an incentive to favor the sale of proprietary products. In addition, because their sales managers' compensation is based on the sales made by the representatives they supervise, these sales managers also have an incentive to favor the sale of proprietary products.

The Company's affiliates also offer their registered representatives and their managers non-cash compensation incentives, such as conferences, trips, prizes and awards. Other non-cash compensation payments may be made for other services that are not directly related to the sale of products. These payments may include support services in the form of recruitment and training of personnel, production of promotional materials and similar services.

CONFORMITY WITH STATE AND FEDERAL LAWS

The laws of the state in which we deliver a contract govern that Contract. Where a state has not approved a contract feature or funding option, it will not be available in that state. Any paid-up annuity, Cash Surrender Value or death benefits that are available under the Contract are not less than the minimum benefits required by the statutes of the state in which we delivered the Contract. We reserve the right to make any changes, including retroactive changes, in the Contract to the extent that the change is required to meet the requirements of any law or regulation issued by any governmental agency to which the Company, the Contract or the Contract Owner is subject.

VOTING RIGHTS

The Company is the legal owner of the shares of the Underlying Funds. However, we believe that when an Underlying Fund solicits proxies in conjunction with a vote of shareholders we are required to obtain from you and from other owners instructions on how to vote those shares. We will vote all shares, including those we may own on our own behalf, and those where we have not received instructions from Contract Owners, in the same proportion as shares for which we received voting instructions. The effect of this proportional voting is that a small number of contract owners may control the outcome of a vote. Should we determine that we are no longer required to comply with the above, we will vote the shares in our own right. In certain limited circumstances, and when permitted by law, we may disregard voting instructions. If we do disregard voting instructions, a summary of that action and the reasons for such action would be included in the next annual report to Contract Owners.

RESTRICTIONS ON FINANCIAL TRANSACTIONS

Federal laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to block a Contract Owner's ability to make certain transactions and thereby refuse to accept any request for transfers, withdrawals, surrenders, or death benefits, until the instructions are received from the appropriate regulator. We may also be required to provide additional information about you and your Contract to government regulators.

LEGAL PROCEEDINGS

In the ordinary course of business, the Company, similar to other life insurance companies, is involved in lawsuits (including class action lawsuits), arbitrations and other legal proceedings. Also, from time to time, state and federal regulators or other officials conduct formal and informal examinations or undertake other actions dealing with various aspects of the financial services and insurance industries. In some legal proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made.

It is not possible to predict with certainty the ultimate outcome of any pending legal proceeding or regulatory action. However, the Company does not believe any such action or proceeding will have a material adverse effect upon the Separate Account or upon the ability of MLIDC to perform its contract with the Separate Account or of the Company to meet its obligations under the Contracts.

                                   APPENDIX A

                         CONDENSED FINANCIAL INFORMATION

--------------------------------------------------------------------------------

                METLIFE OF CT FUND BD III FOR VARIABLE ANNUITIES
                      ACCUMULATION UNIT VALUES (IN DOLLARS)

The following Accumulation Unit Value ("AUV") information should be read in conjunction with the Separate Account's audited financial statement and notes, which are included in the Statement of Additional Information ("SAI"). The first table provides the AUV information for the *minimum* Separate Account Charge available under the contract. The second table provides the AUV information for the *maximum* Separate Account Charge available under the contract. The Separate Account Charges that fall in between this range are included in the SAI, which is free of charge. You may request a copy of the SAI by calling the toll-free number found on the first page of this prospectus or by mailing in the coupon attached in Appendix F. Please refer to the Fee Table section of this prospectus for more information on Separate Account Charges.

                         SEPARATE ACCOUNT CHARGES 1.40%



                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


AIM Variable Insurance Funds
  AIM V.I. Core Equity Subaccount (Series I)
  (4/06)...........................................  2006        1.000            1.081           458,007

  AIM V.I. Premier Equity Subaccount (Series I)
  (5/01)...........................................  2006        0.816            0.857                --
                                                     2005        0.783            0.816           689,725
                                                     2004        0.751            0.783           835,150
                                                     2003        0.609            0.751           895,510
                                                     2002        0.885            0.609           994,353
                                                     2001        1.000            0.885           421,659

AllianceBernstein Variable Products Series Fund,
  Inc.
  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)................................  2006        0.756            0.741                --
                                                     2005        0.668            0.756           889,375
                                                     2004        0.625            0.668         1,057,694
                                                     2003        0.514            0.625         1,190,268
                                                     2002        0.753            0.514         1,278,582
                                                     2001        0.925            0.753           892,135
                                                     2000        1.127            0.925            96,323

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)..........................................  2006        1.245            1.478           722,596
                                                     2005        1.106            1.245           813,522
                                                     2004        0.989            1.106           820,524
                                                     2003        0.741            0.989           734,396
                                                     2002        0.880            0.741           699,143
                                                     2001        1.041            0.880           358,085
                                                     2000        1.301            1.041             4,990
                                                     1999        1.087            1.301                --

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  American Funds Growth Subaccount (Class 2)
  (12/99)..........................................  2006        1.257            1.366         1,550,556
                                                     2005        1.097            1.257         1,757,373
                                                     2004        0.989            1.097         1,620,395
                                                     2003        0.733            0.989         1,423,815
                                                     2002        0.984            0.733           997,632
                                                     2001        1.220            0.984           537,903
                                                     2000        1.184            1.220           112,468
                                                     1999        1.060            1.184                --

  American Funds Growth-Income Subaccount (Class 2)
  (3/00)...........................................  2006        1.326            1.507         1,467,842
                                                     2005        1.271            1.326         1,352,898
                                                     2004        1.167            1.271         1,515,560
                                                     2003        0.894            1.167         1,322,363
                                                     2002        1.110            0.894           697,242
                                                     2001        1.098            1.110           343,429
                                                     2000        1.051            1.098                --

Capital Appreciation Fund
  Capital Appreciation Fund (5/00).................  2006        0.676            0.670                --
                                                     2005        0.580            0.676         1,156,794
                                                     2004        0.492            0.580         1,259,417
                                                     2003        0.400            0.492         1,688,768
                                                     2002        0.541            0.400         1,612,958
                                                     2001        0.742            0.541         1,770,037
                                                     2000        1.000            0.742           189,085

Credit Suisse Trust
  Credit Suisse Trust Emerging Markets Subaccount
  (5/00)...........................................  2006        1.273            1.664            66,586
                                                     2005        1.009            1.273            69,096
                                                     2004        0.819            1.009            71,547
                                                     2003        0.581            0.819            70,125
                                                     2002        0.667            0.581            23,079
                                                     2001        0.748            0.667           246,451
                                                     2000        1.000            0.748                --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (5/00)...........................................  2006        2.347            3.069                --
                                                     2005        2.221            2.347           576,119
                                                     2004        1.714            2.221           585,483
                                                     2003        1.297            1.714           586,611
                                                     2002        1.258            1.297           542,919
                                                     2001        1.173            1.258           169,706
                                                     2000        1.000            1.173             7,111

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (5/00)...................................  2006        0.914            1.050           475,667
                                                     2005        0.888            0.914           533,163
                                                     2004        0.857            0.888           580,657
                                                     2003        0.717            0.857           659,588
                                                     2002        0.873            0.717           537,694
                                                     2001        0.977            0.873           175,799
                                                     2000        1.000            0.977             6,817

  Dreyfus VIF Developing Leaders Subaccount
  (Initial Shares) (5/00)..........................  2006        1.133            1.160           981,664
                                                     2005        1.086            1.133         1,060,735
                                                     2004        0.989            1.086         1,242,192
                                                     2003        0.762            0.989         1,336,406
                                                     2002        0.955            0.762         1,207,213
                                                     2001        1.032            0.955           472,852
                                                     2000        1.000            1.032                --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)..............................  2006        1.315            1.431                --
                                                     2005        1.210            1.315            38,446
                                                     2004        1.074            1.210            54,657
                                                     2003        1.000            1.074             1,000

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)..............................  2006        1.312            1.463                --
                                                     2005        1.208            1.312            14,119
                                                     2004        1.068            1.208            11,133
                                                     2003        1.000            1.068             1,000

Franklin Templeton Variable Insurance Products
  Trust
  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)........................................  2006        1.262            1.474                --
                                                     2005        1.158            1.262           546,575
                                                     2004        1.043            1.158           646,673
                                                     2003        0.845            1.043           457,584
                                                     2002        1.000            0.845           119,273

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)......................  2006        2.238            2.826           219,867
                                                     2005        1.781            2.238           158,202
                                                     2004        1.448            1.781            54,824
                                                     2003        1.000            1.448             1,000

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (4/00).................................  2006        1.176            1.408           491,487
                                                     2005        1.082            1.176           517,884
                                                     2004        0.926            1.082           322,771
                                                     2003        0.710            0.926           249,365
                                                     2002        0.884            0.710           169,930
                                                     2001        1.068            0.884            49,286
                                                     2000        1.082            1.068                --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (5/02).................................  2006        1.267            1.522                --
                                                     2005        1.180            1.267           344,861
                                                     2004        1.032            1.180           238,864
                                                     2003        0.792            1.032           107,706
                                                     2002        1.000            0.792             1,558

High Yield Bond Trust
  High Yield Bond Trust (5/04).....................  2006        1.069            1.094                --
                                                     2005        1.070            1.069            27,511
                                                     2004        1.000            1.070            12,731

Janus Aspen Series
  Janus Aspen Balanced Subaccount (Service Shares)
  (5/00)...........................................  2006        1.066            1.102                --
                                                     2005        1.004            1.066         1,690,499
                                                     2004        0.941            1.004         1,915,626
                                                     2003        0.839            0.941         2,255,765
                                                     2002        0.911            0.839         2,455,936
                                                     2001        0.972            0.911         1,563,586
                                                     2000        1.000            0.972           493,338

  Janus Aspen Global Life Sciences Subaccount
  (Service Shares) (5/00)..........................  2006        1.004            1.053           319,907
                                                     2005        0.907            1.004           352,715
                                                     2004        0.805            0.907           414,066
                                                     2003        0.647            0.805           486,503
                                                     2002        0.931            0.647           327,504
                                                     2001        1.135            0.931           179,330
                                                     2000        1.000            1.135                --

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  Janus Aspen Global Technology Subaccount (Service
  Shares) (5/00)...................................  2006        0.381            0.405           567,589
                                                     2005        0.346            0.381           659,484
                                                     2004        0.349            0.346           819,133
                                                     2003        0.242            0.349           922,256
                                                     2002        0.415            0.242           947,203
                                                     2001        0.672            0.415           631,575
                                                     2000        1.000            0.672            30,577

  Janus Aspen Worldwide Growth Subaccount (Service
  Shares) (5/00)...................................  2006        0.584            0.679           592,680
                                                     2005        0.561            0.584           642,087
                                                     2004        0.544            0.561           770,248
                                                     2003        0.446            0.544           915,111
                                                     2002        0.609            0.446         1,080,320
                                                     2001        0.798            0.609           919,187
                                                     2000        1.000            0.798           381,642

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)....  2006        1.552            1.745                --
                                                     2005        1.513            1.552            11,233
                                                     2004        1.336            1.513             6,516
                                                     2003        1.000            1.336             1,000

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (4/01).......  2006        1.343            1.564         1,411,841
                                                     2005        1.309            1.343         1,491,826
                                                     2004        1.225            1.309         1,743,085
                                                     2003        0.894            1.225         1,680,295
                                                     2002        1.209            0.894         1,672,013
                                                     2001        1.204            1.209           894,987

  LMPVPI Investors Subaccount (Class I) (5/01).....  2006        1.233            1.438         1,169,729
                                                     2005        1.174            1.233         1,327,979
                                                     2004        1.078            1.174         1,484,092
                                                     2003        0.826            1.078         1,479,023
                                                     2002        1.089            0.826         1,316,924
                                                     2001        1.152            1.089           505,781

  LMPVPI Large Cap Growth Subaccount (Class I)
  (5/02)...........................................  2006        1.173            1.205            28,470
                                                     2005        1.130            1.173            24,656
                                                     2004        1.140            1.130            64,596
                                                     2003        0.800            1.140            63,373
                                                     2002        1.000            0.800            20,665

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  LMPVPI Small Cap Growth Subaccount (Class I)
  (3/01)...........................................  2006        1.419            1.577           281,974
                                                     2005        1.371            1.419           317,776
                                                     2004        1.208            1.371           305,465
                                                     2003        0.823            1.208           348,334
                                                     2002        1.278            0.823           374,428
                                                     2001        1.397            1.278           166,046

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class I)
  (5/02)...........................................  2006        1.220            1.337           125,786
                                                     2005        1.126            1.220            98,050
                                                     2004        1.047            1.126           114,646
                                                     2003        0.758            1.047            75,568
                                                     2002        1.000            0.758            18,468

  LMPVPII Equity Index Subaccount (Class II)
  (2/01)...........................................  2006        0.885            1.005         1,580,311
                                                     2005        0.861            0.885         1,763,552
                                                     2004        0.792            0.861         1,872,075
                                                     2003        0.629            0.792         1,945,736
                                                     2002        0.822            0.629         1,408,585
                                                     2001        0.951            0.822         1,012,410

  LMPVPII Growth and Income Subaccount (Class I)
  (5/02)...........................................  2006        1.122            1.243            47,733
                                                     2005        1.098            1.122            48,490
                                                     2004        1.027            1.098            48,617
                                                     2003        0.800            1.027            51,399
                                                     2002        1.000            0.800             8,717

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount
  (9/03)...........................................  2006        1.006            1.033           117,416
                                                     2005        0.997            1.006            73,496
                                                     2004        0.999            0.997            55,729
                                                     2003        1.000            0.999             1,000

  LMPVPIII Social Awareness Stock Subaccount
  (5/04)...........................................  2006        1.115            1.184            21,004
                                                     2005        1.083            1.115            25,877
                                                     2004        1.000            1.083            23,686

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class
  VC) (5/03).......................................  2006        1.408            1.628           151,685
                                                     2005        1.382            1.408           111,507
                                                     2004        1.244            1.382            84,102
                                                     2003        1.000            1.244            17,546

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03)...........................................  2006        1.644            1.820           123,865
                                                     2005        1.541            1.644           120,350
                                                     2004        1.260            1.541            41,464
                                                     2003        1.000            1.260             5,686

Managed Assets Trust
  Managed Assets Trust (5/04)......................  2006        1.104            1.140                --
                                                     2005        1.078            1.104           178,420
                                                     2004        1.000            1.078           129,391

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (4/06)........................................  2006        1.537            1.465           416,263

  MIST BlackRock High Yield Subaccount (Class A)
  (4/06)...........................................  2006        1.311            1.384           739,949

  MIST BlackRock Large-Cap Core Subaccount (Class
  A) (4/06)........................................  2006        0.956            1.014           252,737

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06)...........................................  2006        1.274            1.360                --

  MIST Harris Oakmark International Subaccount
  (Class A) (4/06) *...............................  2006        1.058            1.168           414,286

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)........................................  2006        0.670            0.688         1,215,285

  MIST Legg Mason Partners Managed Assets
  Subaccount (Class A) (4/06)......................  2006        1.140            1.206           165,530

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (4/06)........................................  2006        1.270            1.332           771,153

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06).................................  2006        1.001            1.079           503,264

  MIST Lord Abbett Mid-Cap Value Subaccount (Class
  B) (5/06)........................................  2006        1.002            1.073            14,956

  MIST Met/AIM Capital Appreciation Subaccount
  (Class A) (4/06).................................  2006        0.992            0.982           301,961

  MIST Met/AIM Small Cap Growth Subaccount (Class
  A) (4/06)........................................  2006        1.310            1.302            11,990

  MIST MFS(R) Value Subaccount (Class A) (4/06)....  2006        1.274            1.410            81,484

  MIST Neuberger Berman Real Estate Subaccount
  (Class A) (4/06).................................  2006        1.003            1.222         1,264,844

  MIST Pioneer Fund Subaccount (Class A) (4/06)....  2006        1.480            1.593            14,375

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06)...........................................  2006        1.120            1.180                --

  MIST Pioneer Strategic Income Subaccount (Class
  A) (4/06)........................................  2006        1.419            1.471           430,588

  MIST Third Avenue Small Cap Value Subaccount
  (Class B) (4/06).................................  2006        1.003            1.030            98,467

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)........................................  2006        0.609            0.595         1,385,443

  MSF BlackRock Bond Income Subaccount (Class A)
  (4/06)...........................................  2006        1.235            1.284         2,017,910

  MSF BlackRock Money Market Subaccount (Class A)
  (4/06)...........................................  2006        1.174            1.201         2,432,710

  MSF FI Large Cap Subaccount (Class A) (4/06).....  2006        0.841            0.853         1,227,158

  MSF FI Value Leaders Subaccount (Class D)
  (4/06)...........................................  2006        1.344            1.380         2,296,388

  MSF MetLife Aggressive Allocation Subaccount
  (4/06)...........................................  2006        1.002            1.062                --

  MSF MetLife Conservative Allocation Subaccount
  (4/06)...........................................  2006        1.001            1.044                --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)................................  2006        1.002            1.051                --

  MSF MetLife Moderate Allocation Subaccount
  (4/06)...........................................  2006        1.002            1.056            71,218

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)................................  2006        1.002            1.061                --

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06)...........................................  2006        1.407            1.506         5,144,852

  MSF Oppenheimer Global Equity Subaccount (Class
  B) (4/06)........................................  2006        0.996            1.052           593,295

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06).................................  2006        0.998            1.070           657,592

  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (4/06)......................  2006        1.094            1.163            50,035

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (4/06)......................  2006        1.044            1.082            14,766

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


Money Market Portfolio
  Money Market Subaccount (2/98)...................  2006        1.162            1.174                --
                                                     2005        1.146            1.162         1,943,467
                                                     2004        1.150            1.146         1,934,132
                                                     2003        1.157            1.150         2,696,830
                                                     2002        1.158            1.157         3,968,056
                                                     2001        1.131            1.158         3,881,543
                                                     2000        1.080            1.131           293,012

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (5/04)...................................  2006        1.120            1.184                --
                                                     2005        1.074            1.120                --
                                                     2004        1.000            1.074             2,000

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)....................................  2006        1.133            1.125           390,124
                                                     2005        1.125            1.133           366,843
                                                     2004        1.048            1.125           235,306
                                                     2003        1.000            1.048            29,952

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)....................................  2006        1.226            1.255         3,972,302
                                                     2005        1.213            1.226         4,364,209
                                                     2004        1.173            1.213         6,033,661
                                                     2003        1.132            1.173         6,603,100
                                                     2002        1.053            1.132         5,715,152
                                                     2001        1.000            1.053         1,027,250

Putnam Variable Trust
  Putnam VT Discovery Growth Subaccount (Class IB)
  (5/01)...........................................  2006        0.817            0.895           258,094
                                                     2005        0.773            0.817           263,361
                                                     2004        0.728            0.773           303,680
                                                     2003        0.560            0.728           322,550
                                                     2002        0.806            0.560           354,885
                                                     2001        1.000            0.806            90,017

  Putnam VT International Equity Subaccount (Class
  IB) (5/01).......................................  2006        1.118            1.408           236,400
                                                     2005        1.011            1.118           227,235
                                                     2004        0.882            1.011           177,298
                                                     2003        0.696            0.882           174,431
                                                     2002        0.857            0.696           120,823
                                                     2001        1.000            0.857           172,126

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01)...........................................  2006        1.701            1.967         1,100,216
                                                     2005        1.611            1.701         1,174,869
                                                     2004        1.295            1.611         1,251,913
                                                     2003        0.877            1.295         1,304,358
                                                     2002        1.088            0.877         1,111,270
                                                     2001        1.000            1.088           218,519

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/01)...........................................  2006        0.931            0.992                --
                                                     2005        0.869            0.931           332,768
                                                     2004        0.827            0.869           463,100
                                                     2003        0.649            0.827           436,166
                                                     2002        0.864            0.649           153,676
                                                     2001        1.000            0.864            53,578

  Travelers Convertible Securities Subaccount
  (5/00)...........................................  2006        1.190            1.270                --
                                                     2005        1.203            1.190           951,186
                                                     2004        1.148            1.203         1,104,384
                                                     2003        0.922            1.148         1,173,473
                                                     2002        1.005            0.922           869,622
                                                     2001        1.028            1.005           836,858
                                                     2000        1.000            1.028            70,310

  Travelers Disciplined Mid Cap Stock Subaccount
  (5/00)...........................................  2006        1.406            1.537                --
                                                     2005        1.268            1.406           461,853
                                                     2004        1.104            1.268           520,514
                                                     2003        0.837            1.104           521,073
                                                     2002        0.991            0.837           609,372
                                                     2001        1.047            0.991           213,661
                                                     2000        1.000            1.047                --

  Travelers Equity Income Subaccount (4/00)........  2006        1.278            1.344                --
                                                     2005        1.240            1.278         2,764,524
                                                     2004        1.145            1.240         3,118,779
                                                     2003        0.885            1.145         3,246,588
                                                     2002        1.043            0.885         2,913,402
                                                     2001        1.133            1.043         1,567,212
                                                     2000        1.052            1.133           197,368

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  Travelers Federated High Yield Subaccount
  (5/00)...........................................  2006        1.278            1.311                --
                                                     2005        1.263            1.278           867,177
                                                     2004        1.161            1.263         1,384,768
                                                     2003        0.962            1.161         1,434,675
                                                     2002        0.940            0.962           714,245
                                                     2001        0.935            0.940            76,897
                                                     2000        1.000            0.935                --

  Travelers Federated Stock Subaccount (5/00)......  2006        1.189            1.232                --
                                                     2005        1.145            1.189           222,943
                                                     2004        1.050            1.145           322,323
                                                     2003        0.834            1.050           350,988
                                                     2002        1.049            0.834           384,838
                                                     2001        1.046            1.049           543,886
                                                     2000        1.000            1.046                --

  Travelers Large Cap Subaccount (11/99)...........  2006        0.815            0.841                --
                                                     2005        0.761            0.815           281,674
                                                     2004        0.724            0.761           335,600
                                                     2003        0.589            0.724           350,858
                                                     2002        0.774            0.589           292,511
                                                     2001        0.949            0.774           201,210
                                                     2000        1.126            0.949            72,389

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)................................  2006        1.078            1.148                --
                                                     2005        1.000            1.078                --

  Travelers Managed Allocation Series: Conservative
  Subaccount (8/05)................................  2006        1.032            1.037                --
                                                     2005        1.022            1.032                --

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)................................  2006        1.047            1.085                --
                                                     2005        1.002            1.047                --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).....................  2006        1.066            1.113                --
                                                     2005        1.000            1.066                --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (5/05)...................  2006        1.039            1.060                --
                                                     2005        1.000            1.039                --

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  Travelers Mercury Large Cap Core Subaccount
  (8/00)...........................................  2006        0.900            0.956                --
                                                     2005        0.815            0.900           288,511
                                                     2004        0.713            0.815           357,722
                                                     2003        0.597            0.713           361,013
                                                     2002        0.808            0.597           331,234
                                                     2001        1.057            0.808           253,154
                                                     2000        1.135            1.057             8,995

  Travelers MFS(R) Mid Cap Growth Subaccount
  (5/00)...........................................  2006        0.575            0.609                --
                                                     2005        0.566            0.575         1,435,861
                                                     2004        0.503            0.566           853,578
                                                     2003        0.372            0.503           874,458
                                                     2002        0.737            0.372           765,147
                                                     2001        0.980            0.737           619,700
                                                     2000        1.000            0.980            15,819

  Travelers MFS(R) Total Return Subaccount (6/00)..  2006        1.362            1.407                --
                                                     2005        1.342            1.362         4,565,755
                                                     2004        1.221            1.342         5,170,815
                                                     2003        1.062            1.221         5,160,068
                                                     2002        1.137            1.062         3,995,198
                                                     2001        1.153            1.137         1,997,966
                                                     2000        1.003            1.153            99,711

  Travelers MFS(R) Value Subaccount (5/04).........  2006        1.178            1.274                --
                                                     2005        1.122            1.178            92,575
                                                     2004        1.000            1.122            25,036

  Travelers Mondrian International Stock Subaccount
  (5/00)...........................................  2006        0.921            1.058                --
                                                     2005        0.853            0.921           461,470
                                                     2004        0.747            0.853           422,641
                                                     2003        0.589            0.747           432,727
                                                     2002        0.686            0.589           289,734
                                                     2001        0.943            0.686           286,652
                                                     2000        1.000            0.943                --

  Travelers Pioneer Fund Subaccount (5/03).........  2006        1.394            1.480                --
                                                     2005        1.334            1.394            12,988
                                                     2004        1.217            1.334                --
                                                     2003        1.000            1.217             1,000

  Travelers Pioneer Mid Cap Value Subaccount
  (6/05)...........................................  2006        1.063            1.120                --
                                                     2005        1.020            1.063                --

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  Travelers Pioneer Strategic Income Subaccount
  (5/00)...........................................  2006        1.404            1.419                --
                                                     2005        1.373            1.404           415,323
                                                     2004        1.255            1.373           377,848
                                                     2003        1.065            1.255           133,615
                                                     2002        1.020            1.065           134,078
                                                     2001        0.992            1.020           499,291
                                                     2000        1.000            0.992             7,948

  Travelers Quality Bond Subaccount (5/00).........  2006        1.245            1.235                --
                                                     2005        1.243            1.245         2,359,889
                                                     2004        1.220            1.243         3,062,300
                                                     2003        1.156            1.220         3,360,059
                                                     2002        1.108            1.156         3,173,200
                                                     2001        1.049            1.108         2,094,699
                                                     2000        1.000            1.049           137,637

  Travelers Strategic Equity Subaccount (11/99)....  2006        0.741            0.774                --
                                                     2005        0.737            0.741         1,288,013
                                                     2004        0.678            0.737         1,601,573
                                                     2003        0.519            0.678         1,832,344
                                                     2002        0.792            0.519         1,656,273
                                                     2001        0.927            0.792         1,087,180
                                                     2000        1.000            0.927            50,352

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (5/05)................................  2006        1.137            1.310                --
                                                     2005        1.000            1.137                --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)................................  2006        1.110            1.274                --
                                                     2005        0.987            1.110                --

  Travelers U.S. Government Securities Subaccount
  (5/04)...........................................  2006        1.083            1.044                --
                                                     2005        1.052            1.083            50,659
                                                     2004        1.000            1.052            64,098

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (5/01)...........................................  2006        1.113            1.273           534,920
                                                     2005        1.084            1.113           526,153
                                                     2004        0.936            1.084           496,072
                                                     2003        0.726            0.936           457,049
                                                     2002        0.914            0.726           352,819
                                                     2001        1.000            0.914           167,638

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  Van Kampen LIT Enterprise Subaccount (Class II)
  (5/01)...........................................  2006        0.851            0.896            77,777
                                                     2005        0.800            0.851               721
                                                     2004        0.782            0.800               796
                                                     2003        0.631            0.782             7,547
                                                     2002        0.908            0.631             4,269
                                                     2001        1.000            0.908                --

Variable Insurance Products Fund
  VIP Contrafund(R) Subaccount (Service Class 2)
  (5/00)...........................................  2006        1.172            1.288         1,243,120
                                                     2005        1.019            1.172         1,311,850
                                                     2004        0.897            1.019         1,376,127
                                                     2003        0.710            0.897         1,573,114
                                                     2002        0.796            0.710         1,486,472
                                                     2001        0.922            0.796           869,188
                                                     2000        1.000            0.922           180,188

  VIP Dynamic Capital Appreciation Subaccount
  (Service Class 2) (5/01).........................  2006        1.126            1.263           106,915
                                                     2005        0.946            1.126           103,844
                                                     2004        0.947            0.946           103,057
                                                     2003        0.769            0.947           103,711
                                                     2002        0.843            0.769            78,854
                                                     2001        1.000            0.843                --

  VIP Mid Cap Subaccount (Service Class 2) (5/01)..  2006        1.779            1.972           592,553
                                                     2005        1.529            1.779           576,226
                                                     2004        1.244            1.529           449,306
                                                     2003        0.912            1.244           393,509
                                                     2002        1.028            0.912           397,241
                                                     2001        1.000            1.028           107,418




                         SEPARATE ACCOUNT CHARGES 2.30%



                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


AIM Variable Insurance Funds
  AIM V.I. Core Equity Subaccount (Series I)
  (4/06)...........................................  2006        1.000            1.075               --

  AIM V.I. Premier Equity Subaccount (Series I)
  (5/01)...........................................  2006        1.084            1.136               --
                                                     2005        1.050            1.084               --
                                                     2004        1.000            1.050               --

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


AllianceBernstein Variable Products Series Fund,
  Inc.
  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)................................  2006        1.188            1.154               --
                                                     2005        1.059            1.188               --
                                                     2004        1.000            1.059               --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)..........................................  2006        1.241            1.461           56,920
                                                     2005        1.113            1.241           57,308
                                                     2004        1.000            1.113               --

  American Funds Growth Subaccount (Class 2)
  (12/99)..........................................  2006        1.233            1.329           56,333
                                                     2005        1.086            1.233           40,949
                                                     2004        1.000            1.086               --

  American Funds Growth-Income Subaccount (Class 2)
  (3/00)...........................................  2006        1.102            1.240           69,798
                                                     2005        1.065            1.102           41,477
                                                     2004        1.000            1.065               --

Capital Appreciation Fund
  Capital Appreciation Fund (5/00).................  2006        1.351            1.334               --
                                                     2005        1.170            1.351               --
                                                     2004        1.000            1.170               --

Credit Suisse Trust
  Credit Suisse Trust Emerging Markets Subaccount
  (5/00)...........................................  2006        1.609            2.084               --
                                                     2005        1.287            1.609               --
                                                     2004        1.000            1.287               --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (5/00)...........................................  2006        1.349            1.749               --
                                                     2005        1.288            1.349            8,790
                                                     2004        1.000            1.288               --

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (5/00)...................................  2006        1.043            1.188               --
                                                     2005        1.023            1.043               --
                                                     2004        1.000            1.023               --

  Dreyfus VIF Developing Leaders Subaccount
  (Initial Shares) (5/00)..........................  2006        1.131            1.147               --
                                                     2005        1.094            1.131               --
                                                     2004        1.000            1.094               --

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)..............................  2006        1.203            1.305               --
                                                     2005        1.117            1.203               --
                                                     2004        1.000            1.117               --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)..............................  2006        1.205            1.340               --
                                                     2005        1.120            1.205               --
                                                     2004        1.000            1.120               --

Franklin Templeton Variable Insurance Products
  Trust
  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)........................................  2006        1.189            1.376               --
                                                     2005        1.100            1.189           10,294
                                                     2004        1.000            1.100               --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)......................  2006        1.572            1.967           21,607
                                                     2005        1.262            1.572           21,611
                                                     2004        1.000            1.262               --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (4/00).................................  2006        1.245            1.478           36,849
                                                     2005        1.156            1.245           37,211
                                                     2004        1.000            1.156               --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (5/02).................................  2006        1.191            1.418               --
                                                     2005        1.120            1.191               --
                                                     2004        1.000            1.120               --

High Yield Bond Trust
  High Yield Bond Trust (5/04).....................  2006        1.066            1.087               --
                                                     2005        1.076            1.066               --
                                                     2004        1.000            1.076               --

Janus Aspen Series
  Janus Aspen Balanced Subaccount (Service Shares)
  (5/00)...........................................  2006        1.124            1.159               --
                                                     2005        1.069            1.124               --
                                                     2004        1.000            1.069               --

  Janus Aspen Global Life Sciences Subaccount
  (Service Shares) (5/00)..........................  2006        1.141            1.185               --
                                                     2005        1.039            1.141               --
                                                     2004        1.000            1.039               --

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  Janus Aspen Global Technology Subaccount (Service
  Shares) (5/00)...................................  2006        1.148            1.210               --
                                                     2005        1.053            1.148               --
                                                     2004        1.000            1.053               --

  Janus Aspen Worldwide Growth Subaccount (Service
  Shares) (5/00)...................................  2006        1.122            1.293               --
                                                     2005        1.087            1.122               --
                                                     2004        1.000            1.087               --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)....  2006        1.145            1.277               --
                                                     2005        1.126            1.145               --
                                                     2004        1.000            1.126               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (4/01).......  2006        1.075            1.241               --
                                                     2005        1.057            1.075               --
                                                     2004        1.000            1.057               --

  LMPVPI Investors Subaccount (Class I) (5/01).....  2006        1.124            1.299               --
                                                     2005        1.080            1.124               --
                                                     2004        1.000            1.080               --

  LMPVPI Large Cap Growth Subaccount (Class I)
  (5/02)...........................................  2006        1.019            1.038               --
                                                     2005        0.991            1.019               --
                                                     2004        1.000            0.991               --

  LMPVPI Small Cap Growth Subaccount (Class I)
  (3/01)...........................................  2006        1.196            1.318               --
                                                     2005        1.166            1.196               --
                                                     2004        1.000            1.166               --

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class I)
  (5/02)...........................................  2006        1.133            1.229               --
                                                     2005        1.055            1.133               --
                                                     2004        1.000            1.055               --

  LMPVPII Equity Index Subaccount (Class II)
  (2/01)...........................................  2006        1.090            1.227               --
                                                     2005        1.070            1.090               --
                                                     2004        1.000            1.070               --

  LMPVPII Growth and Income Subaccount (Class I)
  (5/02)...........................................  2006        1.079            1.186               --
                                                     2005        1.066            1.079               --
                                                     2004        1.000            1.066               --

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount
  (9/03)...........................................  2006        0.998            1.016           15,377
                                                     2005        0.998            0.998           15,385
                                                     2004        1.000            0.998               --

  LMPVPIII Social Awareness Stock Subaccount
  (5/04)...........................................  2006        1.097            1.155               --
                                                     2005        1.076            1.097               --
                                                     2004        1.000            1.076               --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class
  VC) (5/03).......................................  2006        1.110            1.272           18,078
                                                     2005        1.100            1.110           10,841
                                                     2004        1.000            1.100               --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03)...........................................  2006        1.228            1.347           27,623
                                                     2005        1.161            1.228           27,966
                                                     2004        1.000            1.161               --

Managed Assets Trust
  Managed Assets Trust (5/04)......................  2006        1.088            1.120               --
                                                     2005        1.072            1.088               --
                                                     2004        1.000            1.072               --

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (4/06)........................................  2006        1.340            1.270               --

  MIST BlackRock High Yield Subaccount (Class A)
  (4/06)...........................................  2006        1.106            1.160               --

  MIST BlackRock Large-Cap Core Subaccount (Class
  A) (4/06)........................................  2006        1.304            1.375               --

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06)...........................................  2006        1.263            1.340               --

  MIST Harris Oakmark International Subaccount
  (Class A) (4/06) *...............................  2006        1.405            1.541               --

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)........................................  2006        1.334            1.361               --

  MIST Legg Mason Partners Managed Assets
  Subaccount (Class A) (4/06)......................  2006        1.120            1.178               --

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (4/06)........................................  2006        1.087            1.134               --

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06) *...............................  2006        1.001            1.073               --

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  MIST Lord Abbett Mid-Cap Value Subaccount (Class
  B) (5/06)........................................  2006        1.002            1.067               --

  MIST Met/AIM Capital Appreciation Subaccount
  (Class A) (4/06).................................  2006        1.191            1.171               --

  MIST Met/AIM Small Cap Growth Subaccount (Class
  A) (4/06)........................................  2006        1.299            1.283               --

  MIST MFS(R) Value Subaccount (Class A) (4/06)....  2006        1.264            1.390               --

  MIST Neuberger Berman Real Estate Subaccount
  (Class A) (4/06).................................  2006        1.003            1.214           21,224

  MIST Pioneer Fund Subaccount (Class A) (4/06)....  2006        1.199            1.283           17,817

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06)...........................................  2006        1.110            1.163               --

  MIST Pioneer Strategic Income Subaccount (Class
  A) (4/06)........................................  2006        1.127            1.162               --

  MIST Third Avenue Small Cap Value Subaccount
  (Class B) (4/06).................................  2006        1.003            1.024               --

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)........................................  2006        1.142            1.109               --

  MSF BlackRock Bond Income Subaccount (Class A)
  (4/06)...........................................  2006        1.013            1.048               --

  MSF BlackRock Money Market Subaccount (Class A)
  (4/06)...........................................  2006        1.006            1.024               --

  MSF FI Large Cap Subaccount (Class A) (4/06).....  2006        1.145            1.156               --

  MSF FI Value Leaders Subaccount (Class D)
  (4/06)...........................................  2006        1.180            1.205               --

  MSF MetLife Aggressive Allocation Subaccount
  (4/06)...........................................  2006        1.002            1.055               --

  MSF MetLife Conservative Allocation Subaccount
  (4/06)...........................................  2006        1.001            1.038           61,676

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)................................  2006        1.002            1.044               --

  MSF MetLife Moderate Allocation Subaccount
  (4/06)...........................................  2006        1.002            1.050           21,530

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)................................  2006        1.002            1.054               --

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06)...........................................  2006        1.136            1.208               --

  MSF Oppenheimer Global Equity Subaccount (Class
  B) (4/06) *......................................  2006        0.996            1.046               --

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06).................................  2006        0.998            1.064               --

  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (4/06)......................  2006        1.087            1.149               --

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (4/06) *....................  2006        1.052            1.084               --

Money Market Portfolio
  Money Market Subaccount (2/98)...................  2006        1.000            1.006               --
                                                     2005        0.994            1.000               --
                                                     2004        1.000            0.994               --

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (5/04)...................................  2006        1.099            1.158               --
                                                     2005        1.063            1.099               --
                                                     2004        1.000            1.063               --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)....................................  2006        1.065            1.048           31,505
                                                     2005        1.068            1.065           23,901
                                                     2004        1.000            1.068               --

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)....................................  2006        1.046            1.061           31,802
                                                     2005        1.045            1.046           24,113
                                                     2004        1.000            1.045               --

Putnam Variable Trust
  Putnam VT Discovery Growth Subaccount (Class IB)
  (5/01)...........................................  2006        1.118            1.214               --
                                                     2005        1.067            1.118               --
                                                     2004        1.000            1.067               --

  Putnam VT International Equity Subaccount (Class
  IB) (5/01).......................................  2006        1.271            1.587               --
                                                     2005        1.159            1.271               --
                                                     2004        1.000            1.159               --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01)...........................................  2006        1.248            1.431           16,396
                                                     2005        1.193            1.248           16,399
                                                     2004        1.000            1.193               --

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/01)...........................................  2006        1.121            1.191               --
                                                     2005        1.055            1.121               --
                                                     2004        1.000            1.055               --

  Travelers Convertible Securities Subaccount
  (5/00)...........................................  2006        1.023            1.087               --
                                                     2005        1.043            1.023               --
                                                     2004        1.000            1.043               --

  Travelers Disciplined Mid Cap Stock Subaccount
  (5/00)...........................................  2006        1.230            1.340               --
                                                     2005        1.119            1.230               --
                                                     2004        1.000            1.119               --

  Travelers Equity Income Subaccount (4/00)........  2006        1.126            1.180               --
                                                     2005        1.102            1.126               --
                                                     2004        1.000            1.102               --

  Travelers Federated High Yield Subaccount
  (5/00)...........................................  2006        1.081            1.106               --
                                                     2005        1.079            1.081               --
                                                     2004        1.000            1.079               --

  Travelers Federated Stock Subaccount (5/00)......  2006        1.111            1.148               --
                                                     2005        1.080            1.111               --
                                                     2004        1.000            1.080               --

  Travelers Large Cap Subaccount (11/99)...........  2006        1.114            1.145               --
                                                     2005        1.049            1.114               --
                                                     2004        1.000            1.049               --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)................................  2006        1.073            1.138               --
                                                     2005        1.000            1.073               --

  Travelers Managed Allocation Series: Conservative
  Subaccount (8/05)................................  2006        1.026            1.028               --
                                                     2005        1.020            1.026           60,113

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)................................  2006        1.042            1.076               --
                                                     2005        1.002            1.042           20,075

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).....................  2006        1.060            1.103               --
                                                     2005        1.000            1.060               --

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (5/05)...................  2006        1.033            1.051               --
                                                     2005        1.000            1.033               --

  Travelers Mercury Large Cap Core Subaccount
  (8/00)...........................................  2006        1.231            1.304               --
                                                     2005        1.124            1.231               --
                                                     2004        1.000            1.124               --

  Travelers MFS(R) Mid Cap Growth Subaccount
  (5/00)...........................................  2006        1.081            1.142               --
                                                     2005        1.074            1.081               --
                                                     2004        1.000            1.074               --

  Travelers MFS(R) Total Return Subaccount (6/00)..  2006        1.103            1.136               --
                                                     2005        1.096            1.103               --
                                                     2004        1.000            1.096               --

  Travelers MFS(R) Value Subaccount (5/04).........  2006        1.172            1.264               --
                                                     2005        1.127            1.172               --
                                                     2004        1.000            1.127               --

  Travelers Mondrian International Stock Subaccount
  (5/00)...........................................  2006        1.226            1.405               --
                                                     2005        1.145            1.226               --
                                                     2004        1.000            1.145               --

  Travelers Pioneer Fund Subaccount (5/03).........  2006        1.133            1.199               --
                                                     2005        1.093            1.133           10,627
                                                     2004        1.000            1.093               --

  Travelers Pioneer Mid Cap Value Subaccount
  (6/05)...........................................  2006        1.058            1.110               --
                                                     2005        1.019            1.058               --

  Travelers Pioneer Strategic Income Subaccount
  (5/00)...........................................  2006        1.119            1.127               --
                                                     2005        1.104            1.119               --
                                                     2004        1.000            1.104               --

  Travelers Quality Bond Subaccount (5/00).........  2006        1.025            1.013               --
                                                     2005        1.032            1.025               --
                                                     2004        1.000            1.032               --

  Travelers Strategic Equity Subaccount (11/99)....  2006        1.095            1.140               --
                                                     2005        1.098            1.095               --
                                                     2004        1.000            1.098               --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (5/05)................................  2006        1.131            1.299               --
                                                     2005        1.000            1.131               --

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)................................  2006        1.103            1.263               --
                                                     2005        0.986            1.103               --

  Travelers U.S. Government Securities Subaccount
  (5/04)...........................................  2006        1.094            1.052               --
                                                     2005        1.073            1.094               --
                                                     2004        1.000            1.073               --

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (5/01)...........................................  2006        1.151            1.306               --
                                                     2005        1.131            1.151               --
                                                     2004        1.000            1.131               --

  Van Kampen LIT Enterprise Subaccount (Class II)
  (5/01)...........................................  2006        1.094            1.142               --
                                                     2005        1.038            1.094               --
                                                     2004        1.000            1.038               --

Variable Insurance Products Fund
  VIP Contrafund(R) Subaccount (Service Class 2)
  (5/00)...........................................  2006        1.262            1.375               --
                                                     2005        1.107            1.262               --
                                                     2004        1.000            1.107               --

  VIP Dynamic Capital Appreciation Subaccount
  (Service Class 2) (5/01).........................  2006        1.227            1.365               --
                                                     2005        1.040            1.227               --
                                                     2004        1.000            1.040               --

  VIP Mid Cap Subaccount (Service Class 2) (5/01)..  2006        1.416            1.555           10,241
                                                     2005        1.227            1.416           10,559
                                                     2004        1.000            1.227               --




* We are currently waiving a portion of the Mortality and Expense Risk charge for this Subaccount. Please see "Fee Table -- Annual Separate Account Charges" for more information.

The date next to each funding option name reflects the date money first came into the funding option through the Separate Account.

Funding options not listed above had no amounts allocated to them or were not available as of December 31, 2006.

Number of Units Outstanding at End of Year may include units for Contract Owners in payout phase, where appropriate.

If an accumulation unit value has no assets and units across all sub-accounts within the Separate Account, and has had no assets and units for the history displayed on the Condensed Financial Information in the past, then it may not be displayed.

Variable Funding Option mergers and substitutions that occurred between January 1, 2005 and December 31, 2006, are displayed below. Please see Appendix C for more information on Variable Funding Option name changes, mergers and substitutions.

Effective on or about 02/25/2005, The Travelers Series Trust-MFS Emerging Growth Portfolio merged into The Travelers Series Trust-MFS Mid Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, AIM Variable Insurance Funds-AIM VI Premier Equity Fund merged into AIM Variable Insurance Funds-AIM VI Core Equity Fund and is no longer available as a funding option.

Effective on or about 05/01/2006, Alliance Bernstein Variable Products Series Fund-AllianceBernstein Large Cap Growth Portfolio was replaced by Metropolitan Series Fund, Inc.-T. Rowe Price Large Cap Growth and is no longer available as a funding option.

Effective on or about 05/01/2006, Capital Appreciation Fund merged into Met Investors Series Trust-Janus Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Delaware VIP Trust-Delaware VIP REIT Series was replaced by Met Investors Series Trust-Neuberger Berman Real Estate Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Value Opportunities V.I. Fund was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Global Allocation Portfolio was replaced by Metropolitan Series Fund, Inc.-Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton VIP Trust-Mutual Shares Securities Fund was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton VIP Trust-Templeton Growth Securities Fund was replaced by Metropolitan Series Fund, Inc.-Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, High Yield Bond Trust merged into Metropolitan Series Fund, Inc.-Western Asset Management High Yield Bond Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Janus Aspen Series-Janus Aspen Balanced Portfolio was replaced by Metropolitan Series Fund, Inc.-MSF Total Return Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Managed Assets Trust merged into Met Investors Series Trust-Legg Mason Partners Managed Assets Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Money Market Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Money Market Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Oppenheimer Variable Account Funds-Oppenheimer Main Street Fund/VA was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-AIM Capital Appreciation Portfolio merged into Met Investors Series Trust-MET/AIM Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Convertible Securities Portfolio merged into Met Investors Series Trust-Lord Abbett Bond Debenture Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Disciplined Mid Cap Stock Portfolio merged into Met Investors Series Trust-Batterymarch Mid-Cap Stock Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Equity Income Portfolio merged into Metropolitan Series Fund, Inc.-FI Value Leaders Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Federated High Yield Portfolio merged into Met Investors Series Trust-Federated High Yield Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Federated Stock Portfolio merged into Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Large Cap Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Aggressive Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Aggressive Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Conservative Portfolio merged into Metropolitan Series Fund, Inc.- MetLife Conservative Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Moderate Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate-Aggressive Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Moderate to Aggressive Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate-Conservative Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Conservative to Moderate Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Mercury Large Cap Core Portfolio merged into Met Investors Series Trust-Mercury Large-Cap Core Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Mid Cap Growth Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Aggressive Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Total Return Portfolio merged into Metropolitan Series Fund, Inc.-MFS(R) Total Return Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Value Portfolio merged into Met Investors Series Trust-MFS(R) Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Mondrian International Stock Portfolio merged into Met Investors Series Trust-Harris Oakmark International Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Fund Portfolio merged into Met Investors Series Trust-Pioneer Fund Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Mid-Cap Value Portfolio merged into Met Investors Series Trust-Pioneer Mid-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Strategic Income Portfolio merged into Met Investors Series Trust-Pioneer Strategic Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Strategic Equity Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Style Focus Series:
Small Cap Growth Portfolio merged into Met Investors Series Trust-MET/AIM Small Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Style Focus Series:
Small Cap Value Portfolio merged into Met Investors Series Trust-Dreman Small-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Travelers Quality Bond Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Bond Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-U.S. Government Securities Portfolio merged into Metropolitan Series Fund, Inc.-Western Asset Management U.S. Government Portfolio and is no longer available as a funding option.

Effective on or about 11/13/2006, Lazard Retirement Series, Inc.-Lazard Retirement Small Cap Portfolio was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

                       THIS PAGE INTENTIONALLY LEFT BLANK.

                                   APPENDIX B

                         CONDENSED FINANCIAL INFORMATION

--------------------------------------------------------------------------------

                 METLIFE OF CT FUND BD IV FOR VARIABLE ANNUITIES
                      ACCUMULATION UNIT VALUES (IN DOLLARS)

The following Accumulation Unit Value ("AUV") information should be read in conjunction with the Separate Account's audited financial statement and notes, which are included in the Statement of Additional Information ("SAI"). The first table provides the AUV information for the *minimum* Separate Account Charge available under the contract. The second table provides the AUV information for the *maximum* Separate Account Charge available under the contract. The Separate Account Charges that fall in between this range are included in the SAI, which is free of charge. You may request a copy of the SAI by calling the toll-free number found on the first page of this prospectus or by mailing in the coupon attached in Appendix F. Please refer to the Fee Table section of this prospectus for more information on Separate Account Charges.

                         SEPARATE ACCOUNT CHARGES 1.40%



                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


AIM Variable Insurance Funds
  AIM V.I. Core Equity Subaccount (Series I)
  (4/06)...........................................  2006        1.000            1.081          1,322,287

  AIM V.I. Premier Equity Subaccount (Series I)
  (5/01)...........................................  2006        0.816            0.857                 --
                                                     2005        0.783            0.816          1,550,953
                                                     2004        0.751            0.783          1,746,250
                                                     2003        0.609            0.751          2,078,822
                                                     2002        0.885            0.609          1,958,680
                                                     2001        1.000            0.885            772,623

AllianceBernstein Variable Products Series Fund,
  Inc.
  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)................................  2006        0.756            0.741                 --
                                                     2005        0.668            0.756         13,620,446
                                                     2004        0.625            0.668         16,701,254
                                                     2003        0.514            0.625         20,289,834
                                                     2002        0.753            0.514         22,920,668
                                                     2001        0.925            0.753         30,657,551
                                                     2000        1.127            0.925         26,711,914

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)..........................................  2006        1.245            1.478         10,059,936
                                                     2005        1.106            1.245         10,391,145
                                                     2004        0.989            1.106         10,671,866
                                                     2003        0.741            0.989          9,954,233
                                                     2002        0.880            0.741         10,006,380
                                                     2001        1.041            0.880         10,783,872
                                                     2000        1.301            1.041          9,193,213
                                                     1999        1.000            1.301            496,228

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  American Funds Growth Subaccount (Class 2)
  (11/99)..........................................  2006        1.257            1.366         29,940,315
                                                     2005        1.097            1.257         30,770,173
                                                     2004        0.989            1.097         31,399,627
                                                     2003        0.733            0.989         30,519,238
                                                     2002        0.984            0.733         29,254,703
                                                     2001        1.220            0.984         24,168,621
                                                     2000        1.184            1.220         17,763,993
                                                     1999        1.000            1.184            790,492

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)..........................................  2006        1.326            1.507         19,404,004
                                                     2005        1.271            1.326         21,463,117
                                                     2004        1.167            1.271         22,247,206
                                                     2003        0.894            1.167         20,672,145
                                                     2002        1.110            0.894         19,762,828
                                                     2001        1.098            1.110         17,618,589
                                                     2000        1.031            1.098         10,615,411
                                                     1999        1.000            1.031          1,022,054

Capital Appreciation Fund
  Capital Appreciation Fund (5/00).................  2006        0.676            0.670                 --
                                                     2005        0.580            0.676          7,869,627
                                                     2004        0.492            0.580          8,682,856
                                                     2003        0.400            0.492          9,196,896
                                                     2002        0.541            0.400         10,337,045
                                                     2001        0.742            0.541         14,174,851
                                                     2000        1.000            0.742          9,685,366

Credit Suisse Trust
  Credit Suisse Trust Emerging Markets Subaccount
  (5/00)...........................................  2006        1.273            1.664            488,369
                                                     2005        1.009            1.273            527,746
                                                     2004        0.819            1.009            635,421
                                                     2003        0.581            0.819            555,146
                                                     2002        0.667            0.581            447,939
                                                     2001        0.748            0.667            952,771
                                                     2000        1.000            0.748            221,321

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/00)...........................................  2006        2.347            3.069                 --
                                                     2005        2.221            2.347          1,426,888
                                                     2004        1.714            2.221          1,614,681
                                                     2003        1.297            1.714          1,701,015
                                                     2002        1.258            1.297          1,710,144
                                                     2001        1.173            1.258            481,199
                                                     2000        1.000            1.173             48,709

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (5/00)...................................  2006        0.914            1.050            785,922
                                                     2005        0.888            0.914            956,723
                                                     2004        0.857            0.888          1,171,173
                                                     2003        0.717            0.857          1,459,140
                                                     2002        0.873            0.717          1,209,492
                                                     2001        0.977            0.873            644,927
                                                     2000        1.000            0.977            277,656

  Dreyfus VIF Developing Leaders Subaccount
  (Initial Shares) (5/00)..........................  2006        1.133            1.160          2,206,755
                                                     2005        1.086            1.133          2,634,327
                                                     2004        0.989            1.086          3,007,955
                                                     2003        0.762            0.989          3,892,680
                                                     2002        0.955            0.762          3,571,507
                                                     2001        1.032            0.955          3,011,491
                                                     2000        1.000            1.032          1,460,554

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)..............................  2006        1.315            1.431                 --
                                                     2005        1.210            1.315             67,656
                                                     2004        1.074            1.210             26,986
                                                     2003        1.000            1.074                 --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)..............................  2006        1.312            1.463                 --
                                                     2005        1.208            1.312            192,466
                                                     2004        1.068            1.208            131,916
                                                     2003        1.000            1.068             16,802

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


Franklin Templeton Variable Insurance Products
  Trust
  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)........................................  2006        1.262            1.474                 --
                                                     2005        1.158            1.262          1,699,785
                                                     2004        1.043            1.158          1,557,424
                                                     2003        0.845            1.043          1,274,575
                                                     2002        1.000            0.845            633,273

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)......................  2006        2.238            2.826            958,426
                                                     2005        1.781            2.238            708,466
                                                     2004        1.448            1.781            259,549
                                                     2003        1.000            1.448            157,913

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)................................  2006        1.176            1.408          6,709,019
                                                     2005        1.082            1.176          6,083,715
                                                     2004        0.926            1.082          5,996,738
                                                     2003        0.710            0.926          5,855,211
                                                     2002        0.884            0.710          5,959,767
                                                     2001        1.068            0.884          6,615,238
                                                     2000        1.109            1.068          5,495,504
                                                     1999        1.000            1.109            445,419

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (6/02).................................  2006        1.267            1.522                 --
                                                     2005        1.180            1.267          1,340,280
                                                     2004        1.032            1.180            886,673
                                                     2003        0.792            1.032            675,020
                                                     2002        1.000            0.792            180,014

High Yield Bond Trust
  High Yield Bond Trust (6/04).....................  2006        1.069            1.094                 --
                                                     2005        1.070            1.069            123,653
                                                     2004        0.998            1.070                 --

Janus Aspen Series
  Janus Aspen Balanced Subaccount (Service Shares)
  (5/00)...........................................  2006        1.066            1.102                 --
                                                     2005        1.004            1.066          2,733,942
                                                     2004        0.941            1.004          3,466,803
                                                     2003        0.839            0.941          4,671,651
                                                     2002        0.911            0.839          5,125,827
                                                     2001        0.972            0.911          5,320,731
                                                     2000        1.000            0.972          2,631,110

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  Janus Aspen Global Life Sciences Subaccount
  (Service Shares) (5/00)..........................  2006        1.004            1.053            844,398
                                                     2005        0.907            1.004          1,020,240
                                                     2004        0.805            0.907          1,260,902
                                                     2003        0.647            0.805          1,458,984
                                                     2002        0.931            0.647          1,671,734
                                                     2001        1.135            0.931          1,835,830
                                                     2000        1.000            1.135          1,720,549

  Janus Aspen Global Technology Subaccount (Service
  Shares) (5/00)...................................  2006        0.381            0.405          1,626,571
                                                     2005        0.346            0.381          1,960,433
                                                     2004        0.349            0.346          2,448,720
                                                     2003        0.242            0.349          3,147,082
                                                     2002        0.415            0.242          3,998,130
                                                     2001        0.672            0.415          4,187,835
                                                     2000        1.000            0.672          4,483,704

  Janus Aspen Worldwide Growth Subaccount (Service
  Shares) (5/00)...................................  2006        0.584            0.679          3,036,947
                                                     2005        0.561            0.584          3,479,400
                                                     2004        0.544            0.561          4,422,385
                                                     2003        0.446            0.544          5,176,878
                                                     2002        0.609            0.446          6,179,894
                                                     2001        0.798            0.609          6,907,600
                                                     2000        1.000            0.798          6,625,173

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)....  2006        1.552            1.745                 --
                                                     2005        1.513            1.552            893,526
                                                     2004        1.336            1.513            698,253
                                                     2003        1.000            1.336            134,336

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)......  2006        1.343            1.564          6,401,773
                                                     2005        1.309            1.343          7,424,062
                                                     2004        1.225            1.309          8,139,285
                                                     2003        0.894            1.225          9,114,126
                                                     2002        1.209            0.894          9,606,077
                                                     2001        1.204            1.209          7,452,708
                                                     2000        1.032            1.204          2,476,774

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  LMPVPI Investors Subaccount (Class I) (11/99)....  2006        1.233            1.438          4,097,564
                                                     2005        1.174            1.233          5,504,348
                                                     2004        1.078            1.174          6,005,375
                                                     2003        0.826            1.078          7,816,635
                                                     2002        1.089            0.826          7,795,316
                                                     2001        1.152            1.089          6,793,914
                                                     2000        1.014            1.152          2,942,606

  LMPVPI Large Cap Growth Subaccount (Class I)
  (9/02)...........................................  2006        1.173            1.205            343,871
                                                     2005        1.130            1.173            451,750
                                                     2004        1.140            1.130            462,036
                                                     2003        0.800            1.140            490,140
                                                     2002        1.000            0.800             40,847

  LMPVPI Small Cap Growth Subaccount (Class I)
  (11/99)..........................................  2006        1.419            1.577          1,754,006
                                                     2005        1.371            1.419          1,951,209
                                                     2004        1.208            1.371          2,193,044
                                                     2003        0.823            1.208          2,776,264
                                                     2002        1.278            0.823          2,106,333
                                                     2001        1.397            1.278          2,044,688
                                                     2000        1.000            1.397          1,826,310

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class I)
  (8/02)...........................................  2006        1.220            1.337            360,300
                                                     2005        1.126            1.220            532,144
                                                     2004        1.047            1.126            408,372
                                                     2003        0.758            1.047            320,263
                                                     2002        1.000            0.758             74,555

  LMPVPII Equity Index Subaccount (Class II)
  (11/99)..........................................  2006        0.885            1.005         15,620,766
                                                     2005        0.861            0.885         16,905,236
                                                     2004        0.792            0.861         18,836,125
                                                     2003        0.629            0.792         19,589,108
                                                     2002        0.822            0.629         17,735,675
                                                     2001        0.951            0.822         14,784,877
                                                     2000        1.063            0.951          9,919,249

  LMPVPII Growth and Income Subaccount (Class I)
  (9/02)...........................................  2006        1.122            1.243            255,299
                                                     2005        1.098            1.122            267,908
                                                     2004        1.027            1.098            267,341
                                                     2003        0.800            1.027            397,457
                                                     2002        1.000            0.800             26,471

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount
  (9/03)...........................................  2006        1.006            1.033            597,801
                                                     2005        0.997            1.006            443,529
                                                     2004        0.999            0.997            350,365
                                                     2003        1.000            0.999              3,637

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class
  VC) (5/03).......................................  2006        1.408            1.628          1,152,385
                                                     2005        1.382            1.408          1,064,845
                                                     2004        1.244            1.382            674,660
                                                     2003        1.000            1.244            305,344

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03)...........................................  2006        1.644            1.820          1,301,598
                                                     2005        1.541            1.644          1,611,204
                                                     2004        1.260            1.541          1,323,373
                                                     2003        1.000            1.260            557,395

Managed Assets Trust
  Managed Assets Trust (6/04)......................  2006        1.104            1.140                 --
                                                     2005        1.078            1.104             84,928
                                                     2004        1.009            1.078             16,658

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (4/06)........................................  2006        1.537            1.465            926,129

  MIST BlackRock High Yield Subaccount (Class A)
  (4/06)...........................................  2006        1.311            1.384          1,051,085

  MIST BlackRock Large-Cap Core Subaccount (Class
  A) (4/06)........................................  2006        0.956            1.014          2,494,173

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06)...........................................  2006        1.274            1.360             81,035

  MIST Harris Oakmark International Subaccount
  (Class A) (4/06) *...............................  2006        1.058            1.168          2,837,194

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)........................................  2006        0.670            0.688          6,008,022

  MIST Legg Mason Partners Managed Assets
  Subaccount (Class A) (4/06)......................  2006        1.140            1.206            116,971

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (4/06)........................................  2006        1.270            1.332          1,570,206

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06).................................  2006        1.001            1.079          2,065,870

  MIST Lord Abbett Mid-Cap Value Subaccount (Class
  B) (5/06)........................................  2006        1.015            1.073            145,137

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  MIST Met/AIM Capital Appreciation Subaccount
  (Class A) (4/06).................................  2006        0.992            0.982            334,912

  MIST Met/AIM Small Cap Growth Subaccount (Class
  A) (4/06)........................................  2006        1.310            1.302             17,177

  MIST MFS(R) Value Subaccount (Class A) (4/06)....  2006        1.274            1.410          1,270,916

  MIST Neuberger Berman Real Estate Subaccount
  (Class A) (4/06).................................  2006        1.003            1.222          3,748,896

  MIST Pioneer Fund Subaccount (Class A) (4/06)....  2006        1.480            1.593             50,500

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06)...........................................  2006        1.120            1.180             80,429

  MIST Pioneer Strategic Income Subaccount (Class
  A) (4/06)........................................  2006        1.419            1.471          1,811,159

  MIST Third Avenue Small Cap Value Subaccount
  (Class B) (4/06).................................  2006        1.003            1.030          2,145,581

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)........................................  2006        0.609            0.595          7,417,952

  MSF BlackRock Bond Income Subaccount (Class A)
  (4/06)...........................................  2006        1.235            1.284          2,967,617

  MSF BlackRock Money Market Subaccount (Class A)
  (4/06)...........................................  2006        1.174            1.201         11,977,963

  MSF FI Large Cap Subaccount (Class A) (4/06).....  2006        0.841            0.853         12,430,624

  MSF FI Value Leaders Subaccount (Class D)
  (4/06)...........................................  2006        1.344            1.380          9,129,051

  MSF MetLife Aggressive Allocation Subaccount
  (4/06)...........................................  2006        1.002            1.062            406,646

  MSF MetLife Conservative Allocation Subaccount
  (4/06)...........................................  2006        1.001            1.044             10,382

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)................................  2006        1.002            1.051            150,233

  MSF MetLife Moderate Allocation Subaccount
  (4/06)...........................................  2006        1.002            1.056            499,638

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)................................  2006        1.002            1.061            342,858

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06)...........................................  2006        1.407            1.506         20,141,839

  MSF Oppenheimer Global Equity Subaccount (Class
  B) (4/06)........................................  2006        0.996            1.052          2,440,606

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06).................................  2006        0.998            1.070          8,415,627

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (4/06)......................  2006        1.094            1.163            119,434

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (4/06)......................  2006        1.044            1.082              8,712

Money Market Portfolio
  Money Market Subaccount (10/97)..................  2006        1.162            1.174                 --
                                                     2005        1.146            1.162          7,710,607
                                                     2004        1.150            1.146          6,452,252
                                                     2003        1.157            1.150          8,807,998
                                                     2002        1.158            1.157         10,222,059
                                                     2001        1.131            1.158          9,720,708
                                                     2000        1.080            1.131          2,307,960

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount (Service
  Shares) (11/04)..................................  2006        1.120            1.184                 --
                                                     2005        1.074            1.120             74,794
                                                     2004        1.038            1.074                 --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)....................................  2006        1.133            1.125          1,706,678
                                                     2005        1.125            1.133          1,601,094
                                                     2004        1.048            1.125          1,424,929
                                                     2003        1.000            1.048            487,410

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)....................................  2006        1.226            1.255         12,823,268
                                                     2005        1.213            1.226         13,636,234
                                                     2004        1.173            1.213         14,874,186
                                                     2003        1.132            1.173         17,564,278
                                                     2002        1.053            1.132         17,039,505
                                                     2001        1.000            1.053          3,528,611

Putnam Variable Trust
  Putnam VT Discovery Growth Subaccount (Class IB)
  (5/01)...........................................  2006        0.817            0.895            171,492
                                                     2005        0.773            0.817            180,170
                                                     2004        0.728            0.773            189,012
                                                     2003        0.560            0.728            219,075
                                                     2002        0.806            0.560            193,101
                                                     2001        1.000            0.806             82,991

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  Putnam VT International Equity Subaccount (Class
  IB) (5/01).......................................  2006        1.118            1.408          2,433,151
                                                     2005        1.011            1.118          2,357,610
                                                     2004        0.882            1.011          2,418,477
                                                     2003        0.696            0.882          3,509,039
                                                     2002        0.857            0.696          3,188,678
                                                     2001        1.000            0.857            239,877

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01)...........................................  2006        1.701            1.967          2,792,090
                                                     2005        1.611            1.701          3,265,401
                                                     2004        1.295            1.611          3,517,982
                                                     2003        0.877            1.295          3,647,627
                                                     2002        1.088            0.877          3,088,400
                                                     2001        1.000            1.088          1,040,422

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/01)...........................................  2006        0.931            0.992                 --
                                                     2005        0.869            0.931            804,530
                                                     2004        0.827            0.869            806,240
                                                     2003        0.649            0.827            872,264
                                                     2002        0.864            0.649            711,965
                                                     2001        1.000            0.864            630,256

  Travelers Convertible Securities Subaccount
  (6/00)...........................................  2006        1.190            1.270                 --
                                                     2005        1.203            1.190          1,891,693
                                                     2004        1.148            1.203          2,541,991
                                                     2003        0.922            1.148          3,117,515
                                                     2002        1.005            0.922          2,874,307
                                                     2001        1.028            1.005          3,106,317
                                                     2000        1.000            1.028          1,037,545

  Travelers Disciplined Mid Cap Stock Subaccount
  (5/00)...........................................  2006        1.406            1.537                 --
                                                     2005        1.268            1.406          1,122,616
                                                     2004        1.104            1.268          1,155,790
                                                     2003        0.837            1.104          1,310,615
                                                     2002        0.991            0.837          1,446,554
                                                     2001        1.047            0.991          1,422,625
                                                     2000        1.000            1.047            570,805

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  Travelers Equity Income Subaccount (11/99).......  2006        1.278            1.344                 --
                                                     2005        1.240            1.278          9,917,573
                                                     2004        1.145            1.240         11,001,456
                                                     2003        0.885            1.145         11,397,574
                                                     2002        1.043            0.885         10,600,886
                                                     2001        1.133            1.043         10,046,727
                                                     2000        1.052            1.133          4,977,279

  Travelers Federated High Yield Subaccount
  (6/00)...........................................  2006        1.278            1.311                 --
                                                     2005        1.263            1.278          1,189,759
                                                     2004        1.161            1.263          1,498,182
                                                     2003        0.962            1.161          1,585,600
                                                     2002        0.940            0.962          1,710,702
                                                     2001        0.935            0.940            913,761
                                                     2000        1.000            0.935            127,420

  Travelers Federated Stock Subaccount (5/00)......  2006        1.189            1.232                 --
                                                     2005        1.145            1.189            510,628
                                                     2004        1.050            1.145            622,486
                                                     2003        0.834            1.050            954,385
                                                     2002        1.049            0.834            703,223
                                                     2001        1.046            1.049            732,741
                                                     2000        1.000            1.046            128,343

  Travelers Large Cap Subaccount (11/99)...........  2006        0.815            0.841                 --
                                                     2005        0.761            0.815          4,989,786
                                                     2004        0.724            0.761          6,116,510
                                                     2003        0.589            0.724          6,858,228
                                                     2002        0.774            0.589          6,842,860
                                                     2001        0.949            0.774          7,970,781
                                                     2000        1.126            0.949          6,001,335

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)................................  2006        1.078            1.148                 --
                                                     2005        1.007            1.078                 --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)................................  2006        1.032            1.037                 --
                                                     2005        1.000            1.032             33,294

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)................................  2006        1.047            1.085                 --
                                                     2005        1.000            1.047            346,342

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).....................  2006        1.066            1.113                 --
                                                     2005        0.999            1.066            185,975

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05)...................  2006        1.039            1.060                 --
                                                     2005        1.008            1.039                 --

  Travelers Mercury Large Cap Core Subaccount
  (11/99)..........................................  2006        0.900            0.956                 --
                                                     2005        0.815            0.900          2,796,240
                                                     2004        0.713            0.815          3,089,053
                                                     2003        0.597            0.713          3,688,680
                                                     2002        0.808            0.597          4,148,896
                                                     2001        1.057            0.808          4,279,316
                                                     2000        1.135            1.057          3,766,401

  Travelers MFS(R) Mid Cap Growth Subaccount
  (5/00)...........................................  2006        0.575            0.609                 --
                                                     2005        0.566            0.575          9,346,433
                                                     2004        0.503            0.566          2,634,584
                                                     2003        0.372            0.503          3,413,182
                                                     2002        0.737            0.372          3,504,601
                                                     2001        0.980            0.737          3,647,107
                                                     2000        1.000            0.980          2,539,453

  Travelers MFS(R) Total Return Subaccount
  (11/99)..........................................  2006        1.362            1.407                 --
                                                     2005        1.342            1.362         21,085,686
                                                     2004        1.221            1.342         23,762,190
                                                     2003        1.062            1.221         24,417,025
                                                     2002        1.137            1.062         22,713,962
                                                     2001        1.153            1.137         16,974,046
                                                     2000        1.003            1.153          5,181,152

  Travelers MFS(R) Value Subaccount (7/04).........  2006        1.178            1.274                 --
                                                     2005        1.122            1.178            665,186
                                                     2004        0.994            1.122            365,637

  Travelers Mondrian International Stock Subaccount
  (5/00)...........................................  2006        0.921            1.058                 --
                                                     2005        0.853            0.921          2,661,031
                                                     2004        0.747            0.853          2,599,833
                                                     2003        0.589            0.747          1,473,404
                                                     2002        0.686            0.589          1,220,371
                                                     2001        0.943            0.686            885,468
                                                     2000        1.000            0.943            356,321

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  Travelers Pioneer Fund Subaccount (5/03).........  2006        1.394            1.480                 --
                                                     2005        1.334            1.394            112,741
                                                     2004        1.217            1.334             78,072
                                                     2003        1.000            1.217             62,749

  Travelers Pioneer Mid Cap Value Subaccount
  (5/05)...........................................  2006        1.063            1.120                 --
                                                     2005        1.000            1.063             39,090

  Travelers Pioneer Strategic Income Subaccount
  (6/00)...........................................  2006        1.404            1.419                 --
                                                     2005        1.373            1.404          1,440,006
                                                     2004        1.255            1.373            930,528
                                                     2003        1.065            1.255            878,773
                                                     2002        1.020            1.065            990,950
                                                     2001        0.992            1.020          1,000,776
                                                     2000        1.000            0.992            165,623

  Travelers Quality Bond Subaccount (5/00).........  2006        1.245            1.235                 --
                                                     2005        1.243            1.245          3,325,831
                                                     2004        1.220            1.243          4,265,659
                                                     2003        1.156            1.220          5,440,623
                                                     2002        1.108            1.156          6,049,382
                                                     2001        1.049            1.108          4,591,755
                                                     2000        1.000            1.049          4,047,115

  Travelers Strategic Equity Subaccount (11/99)....  2006        0.741            0.774                 --
                                                     2005        0.737            0.741         10,759,065
                                                     2004        0.678            0.737         13,177,851
                                                     2003        0.519            0.678         14,897,916
                                                     2002        0.792            0.519         16,106,829
                                                     2001        0.927            0.792         19,754,119
                                                     2000        1.149            0.927         15,438,160

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)................................  2006        1.137            1.310                 --
                                                     2005        1.032            1.137                314

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)................................  2006        1.110            1.274                 --
                                                     2005        1.000            1.110             12,521

  Travelers U.S. Government Securities Subaccount
  (6/04)...........................................  2006        1.083            1.044                 --
                                                     2005        1.052            1.083             10,164
                                                     2004        0.990            1.052                 --

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (5/01)...........................................  2006        1.113            1.273          1,586,047
                                                     2005        1.084            1.113          1,867,184
                                                     2004        0.936            1.084          1,918,478
                                                     2003        0.726            0.936          2,253,123
                                                     2002        0.914            0.726          1,228,918
                                                     2001        1.000            0.914            644,900

  Van Kampen LIT Enterprise Subaccount (Class II)
  (6/01)...........................................  2006        0.851            0.896            177,010
                                                     2005        0.800            0.851            266,842
                                                     2004        0.782            0.800            272,959
                                                     2003        0.631            0.782            282,743
                                                     2002        0.908            0.631            121,490
                                                     2001        1.000            0.908             11,890

Variable Insurance Products Fund
  VIP Contrafund(R) Subaccount (Service Class 2)
  (5/00)...........................................  2006        1.172            1.288          3,627,546
                                                     2005        1.019            1.172          4,357,217
                                                     2004        0.897            1.019          3,489,469
                                                     2003        0.710            0.897          4,090,792
                                                     2002        0.796            0.710          4,138,442
                                                     2001        0.922            0.796          3,578,211
                                                     2000        1.000            0.922          1,364,359

  VIP Dynamic Capital Appreciation Subaccount
  (Service Class 2) (8/01).........................  2006        1.126            1.263            158,860
                                                     2005        0.946            1.126            158,278
                                                     2004        0.947            0.946             71,506
                                                     2003        0.769            0.947             69,403
                                                     2002        0.843            0.769             49,412
                                                     2001        1.000            0.843             11,149

  VIP Mid Cap Subaccount (Service Class 2) (5/01)..  2006        1.779            1.972          3,711,973
                                                     2005        1.529            1.779          3,337,201
                                                     2004        1.244            1.529          2,878,436
                                                     2003        0.912            1.244          1,954,640
                                                     2002        1.028            0.912            844,778
                                                     2001        1.000            1.028            145,421

                         SEPARATE ACCOUNT CHARGES 2.30%



                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


AIM Variable Insurance Funds
  AIM V.I. Core Equity Subaccount (Series I)
  (4/06)...........................................  2006        1.000            1.075               --

  AIM V.I. Premier Equity Subaccount (Series I)
  (5/01)...........................................  2006        1.084            1.136               --
                                                     2005        1.050            1.084               --
                                                     2004        1.000            1.050               --

AllianceBernstein Variable Products Series Fund,
  Inc.
  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)................................  2006        1.188            1.154               --
                                                     2005        1.059            1.188               --
                                                     2004        1.000            1.059               --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)..........................................  2006        1.241            1.461           68,097
                                                     2005        1.113            1.241           68,097
                                                     2004        1.000            1.113               --

  American Funds Growth Subaccount (Class 2)
  (11/99)..........................................  2006        1.233            1.329           49,475
                                                     2005        1.086            1.233           10,301
                                                     2004        1.000            1.086               --

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)..........................................  2006        1.102            1.240           55,209
                                                     2005        1.065            1.102           11,556
                                                     2004        1.000            1.065               --

Capital Appreciation Fund
  Capital Appreciation Fund (5/00).................  2006        1.351            1.334               --
                                                     2005        1.170            1.351               --
                                                     2004        1.000            1.170               --

Credit Suisse Trust
  Credit Suisse Trust Emerging Markets Subaccount
  (5/00)...........................................  2006        1.609            2.084               --
                                                     2005        1.287            1.609               --
                                                     2004        1.000            1.287               --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/00)...........................................  2006        1.349            1.749               --
                                                     2005        1.288            1.349           36,512
                                                     2004        1.000            1.288               --

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (5/00)...................................  2006        1.043            1.188               --
                                                     2005        1.023            1.043               --
                                                     2004        1.000            1.023               --

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  Dreyfus VIF Developing Leaders Subaccount
  (Initial Shares) (5/00)..........................  2006        1.131            1.147               --
                                                     2005        1.094            1.131               --
                                                     2004        1.000            1.094               --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)..............................  2006        1.203            1.305               --
                                                     2005        1.117            1.203               --
                                                     2004        1.000            1.117               --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)..............................  2006        1.205            1.340               --
                                                     2005        1.120            1.205               --
                                                     2004        1.000            1.120               --

Franklin Templeton Variable Insurance Products
  Trust
  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)........................................  2006        1.189            1.376               --
                                                     2005        1.100            1.189               --
                                                     2004        1.000            1.100               --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)......................  2006        1.572            1.967           38,716
                                                     2005        1.262            1.572           38,853
                                                     2004        1.000            1.262               --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)................................  2006        1.245            1.478           52,733
                                                     2005        1.156            1.245           52,733
                                                     2004        1.000            1.156               --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (6/02).................................  2006        1.191            1.418               --
                                                     2005        1.120            1.191               --
                                                     2004        1.000            1.120               --

High Yield Bond Trust
  High Yield Bond Trust (6/04).....................  2006        1.066            1.087               --
                                                     2005        1.076            1.066               --
                                                     2004        1.009            1.076               --

Janus Aspen Series
  Janus Aspen Balanced Subaccount (Service Shares)
  (5/00)...........................................  2006        1.124            1.159               --
                                                     2005        1.069            1.124               --
                                                     2004        1.000            1.069               --

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  Janus Aspen Global Life Sciences Subaccount
  (Service Shares) (5/00)..........................  2006        1.141            1.185               --
                                                     2005        1.039            1.141               --
                                                     2004        1.000            1.039               --

  Janus Aspen Global Technology Subaccount (Service
  Shares) (5/00)...................................  2006        1.148            1.210               --
                                                     2005        1.053            1.148               --
                                                     2004        1.000            1.053               --

  Janus Aspen Worldwide Growth Subaccount (Service
  Shares) (5/00)...................................  2006        1.122            1.293               --
                                                     2005        1.087            1.122               --
                                                     2004        1.000            1.087               --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)....  2006        1.145            1.277               --
                                                     2005        1.126            1.145            6,109
                                                     2004        1.000            1.126               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)......  2006        1.075            1.241               --
                                                     2005        1.057            1.075               --
                                                     2004        1.000            1.057               --

  LMPVPI Investors Subaccount (Class I) (11/99)....  2006        1.124            1.299               --
                                                     2005        1.080            1.124               --
                                                     2004        1.000            1.080               --

  LMPVPI Large Cap Growth Subaccount (Class I)
  (9/02)...........................................  2006        1.019            1.038               --
                                                     2005        0.991            1.019               --
                                                     2004        1.000            0.991               --

  LMPVPI Small Cap Growth Subaccount (Class I)
  (11/99)..........................................  2006        1.196            1.318               --
                                                     2005        1.166            1.196               --
                                                     2004        1.000            1.166               --

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class I)
  (8/02)...........................................  2006        1.133            1.229               --
                                                     2005        1.055            1.133               --
                                                     2004        1.000            1.055               --

  LMPVPII Equity Index Subaccount (Class II)
  (11/99)..........................................  2006        1.090            1.227               --
                                                     2005        1.070            1.090               --
                                                     2004        1.000            1.070               --

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  LMPVPII Growth and Income Subaccount (Class I)
  (9/02)...........................................  2006        1.079            1.186               --
                                                     2005        1.066            1.079               --
                                                     2004        1.000            1.066               --

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount
  (9/03)...........................................  2006        0.998            1.016               --
                                                     2005        0.998            0.998               --
                                                     2004        1.000            0.998               --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class
  VC) (5/03).......................................  2006        1.110            1.272               --
                                                     2005        1.100            1.110               --
                                                     2004        1.000            1.100               --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03)...........................................  2006        1.228            1.347           44,386
                                                     2005        1.161            1.228           44,386
                                                     2004        1.000            1.161               --

Managed Assets Trust
  Managed Assets Trust (6/04)......................  2006        1.088            1.120               --
                                                     2005        1.072            1.088               --
                                                     2004        1.008            1.072               --

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (4/06)........................................  2006        1.340            1.270               --

  MIST BlackRock High Yield Subaccount (Class A)
  (4/06)...........................................  2006        1.106            1.160               --

  MIST BlackRock Large-Cap Core Subaccount (Class
  A) (4/06)........................................  2006        1.304            1.375               --

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06)...........................................  2006        1.263            1.340               --

  MIST Harris Oakmark International Subaccount
  (Class A) (4/06) *...............................  2006        1.405            1.541               --

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)........................................  2006        1.334            1.361               --

  MIST Legg Mason Partners Managed Assets
  Subaccount (Class A) (4/06)......................  2006        1.120            1.178               --

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (4/06)........................................  2006        1.087            1.134               --

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06) *...............................  2006        1.001            1.073               --

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  MIST Lord Abbett Mid-Cap Value Subaccount (Class
  B) (5/06)........................................  2006        1.015            1.067               --

  MIST Met/AIM Capital Appreciation Subaccount
  (Class A) (4/06).................................  2006        1.191            1.171               --

  MIST Met/AIM Small Cap Growth Subaccount (Class
  A) (4/06)........................................  2006        1.299            1.283               --

  MIST MFS(R) Value Subaccount (Class A) (4/06)....  2006        1.264            1.390               --

  MIST Neuberger Berman Real Estate Subaccount
  (Class A) (4/06).................................  2006        1.003            1.214           52,985

  MIST Pioneer Fund Subaccount (Class A) (4/06)....  2006        1.199            1.283               --

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06)...........................................  2006        1.110            1.163               --

  MIST Pioneer Strategic Income Subaccount (Class
  A) (4/06)........................................  2006        1.127            1.162               --

  MIST Third Avenue Small Cap Value Subaccount
  (Class B) (4/06).................................  2006        1.003            1.024            7,768

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)........................................  2006        1.142            1.109               --

  MSF BlackRock Bond Income Subaccount (Class A)
  (4/06)...........................................  2006        1.013            1.048               --

  MSF BlackRock Money Market Subaccount (Class A)
  (4/06)...........................................  2006        1.006            1.024               --

  MSF FI Large Cap Subaccount (Class A) (4/06).....  2006        1.145            1.156               --

  MSF FI Value Leaders Subaccount (Class D)
  (4/06)...........................................  2006        1.180            1.205               --

  MSF MetLife Aggressive Allocation Subaccount
  (4/06)...........................................  2006        1.002            1.055               --

  MSF MetLife Conservative Allocation Subaccount
  (4/06)...........................................  2006        1.001            1.038               --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)................................  2006        1.002            1.044               --

  MSF MetLife Moderate Allocation Subaccount
  (4/06)...........................................  2006        1.002            1.050               --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)................................  2006        1.002            1.054               --

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06)...........................................  2006        1.136            1.208               --

  MSF Oppenheimer Global Equity Subaccount (Class
  B) (4/06) *......................................  2006        0.996            1.046               --

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06).................................  2006        0.998            1.064               --

  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (4/06)......................  2006        1.087            1.149               --

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (4/06) *....................  2006        1.052            1.084               --

Money Market Portfolio
  Money Market Subaccount (10/97)..................  2006        1.000            1.006               --
                                                     2005        0.994            1.000               --
                                                     2004        1.000            0.994               --

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (11/04)..................................  2006        1.099            1.158               --
                                                     2005        1.063            1.099               --
                                                     2004        1.029            1.063               --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)....................................  2006        1.065            1.048           54,015
                                                     2005        1.068            1.065           54,415
                                                     2004        1.000            1.068               --

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)....................................  2006        1.046            1.061           16,227
                                                     2005        1.045            1.046           16,638
                                                     2004        1.000            1.045               --

Putnam Variable Trust
  Putnam VT Discovery Growth Subaccount (Class IB)
  (5/01)...........................................  2006        1.118            1.214               --
                                                     2005        1.067            1.118               --
                                                     2004        1.000            1.067               --

  Putnam VT International Equity Subaccount (Class
  IB) (5/01).......................................  2006        1.271            1.587               --
                                                     2005        1.159            1.271               --
                                                     2004        1.000            1.159               --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01)...........................................  2006        1.248            1.431           17,538
                                                     2005        1.193            1.248           17,538
                                                     2004        1.000            1.193               --

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/01)...........................................  2006        1.121            1.191               --
                                                     2005        1.055            1.121               --
                                                     2004        1.000            1.055               --

  Travelers Convertible Securities Subaccount
  (6/00)...........................................  2006        1.023            1.087               --
                                                     2005        1.043            1.023               --
                                                     2004        1.000            1.043               --

  Travelers Disciplined Mid Cap Stock Subaccount
  (5/00)...........................................  2006        1.230            1.340               --
                                                     2005        1.119            1.230               --
                                                     2004        1.000            1.119               --

  Travelers Equity Income Subaccount (11/99).......  2006        1.126            1.180               --
                                                     2005        1.102            1.126               --
                                                     2004        1.000            1.102               --

  Travelers Federated High Yield Subaccount
  (6/00)...........................................  2006        1.081            1.106               --
                                                     2005        1.079            1.081               --
                                                     2004        1.000            1.079               --

  Travelers Federated Stock Subaccount (5/00)......  2006        1.111            1.148               --
                                                     2005        1.080            1.111               --
                                                     2004        1.000            1.080               --

  Travelers Large Cap Subaccount (11/99)...........  2006        1.114            1.145               --
                                                     2005        1.049            1.114               --
                                                     2004        1.000            1.049               --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)................................  2006        1.073            1.138               --
                                                     2005        1.007            1.073               --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)................................  2006        1.026            1.028               --
                                                     2005        1.000            1.026               --

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)................................  2006        1.042            1.076               --
                                                     2005        1.000            1.042               --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).....................  2006        1.060            1.103               --
                                                     2005        0.999            1.060               --

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05)...................  2006        1.033            1.051               --
                                                     2005        1.007            1.033               --

  Travelers Mercury Large Cap Core Subaccount
  (11/99)..........................................  2006        1.231            1.304               --
                                                     2005        1.124            1.231               --
                                                     2004        1.000            1.124               --

  Travelers MFS(R) Mid Cap Growth Subaccount
  (5/00)...........................................  2006        1.081            1.142               --
                                                     2005        1.074            1.081               --
                                                     2004        1.000            1.074               --

  Travelers MFS(R) Total Return Subaccount
  (11/99)..........................................  2006        1.103            1.136               --
                                                     2005        1.096            1.103               --
                                                     2004        1.000            1.096               --

  Travelers MFS(R) Value Subaccount (7/04).........  2006        1.172            1.264               --
                                                     2005        1.127            1.172               --
                                                     2004        1.002            1.127               --

  Travelers Mondrian International Stock Subaccount
  (5/00)...........................................  2006        1.226            1.405               --
                                                     2005        1.145            1.226               --
                                                     2004        1.000            1.145               --

  Travelers Pioneer Fund Subaccount (5/03).........  2006        1.133            1.199               --
                                                     2005        1.093            1.133               --
                                                     2004        1.000            1.093               --

  Travelers Pioneer Mid Cap Value Subaccount
  (5/05)...........................................  2006        1.058            1.110               --
                                                     2005        1.000            1.058               --

  Travelers Pioneer Strategic Income Subaccount
  (6/00)...........................................  2006        1.119            1.127               --
                                                     2005        1.104            1.119               --
                                                     2004        1.000            1.104               --

  Travelers Quality Bond Subaccount (5/00).........  2006        1.025            1.013               --
                                                     2005        1.032            1.025               --
                                                     2004        1.000            1.032               --

  Travelers Strategic Equity Subaccount (11/99)....  2006        1.095            1.140               --
                                                     2005        1.098            1.095               --
                                                     2004        1.000            1.098               --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)................................  2006        1.131            1.299               --
                                                     2005        1.031            1.131               --

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)................................  2006        1.103            1.263               --
                                                     2005        1.000            1.103               --

  Travelers U.S. Government Securities Subaccount
  (6/04)...........................................  2006        1.094            1.052               --
                                                     2005        1.073            1.094               --
                                                     2004        1.014            1.073               --

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (5/01)...........................................  2006        1.151            1.306               --
                                                     2005        1.131            1.151               --
                                                     2004        1.000            1.131               --

  Van Kampen LIT Enterprise Subaccount (Class II)
  (6/01)...........................................  2006        1.094            1.142               --
                                                     2005        1.038            1.094               --
                                                     2004        1.000            1.038               --

Variable Insurance Products Fund
  VIP Contrafund(R) Subaccount (Service Class 2)
  (5/00)...........................................  2006        1.262            1.375               --
                                                     2005        1.107            1.262               --
                                                     2004        1.000            1.107               --

  VIP Dynamic Capital Appreciation Subaccount
  (Service Class 2) (8/01).........................  2006        1.227            1.365               --
                                                     2005        1.040            1.227               --
                                                     2004        1.000            1.040               --

  VIP Mid Cap Subaccount (Service Class 2) (5/01)..  2006        1.416            1.555               --
                                                     2005        1.227            1.416               --
                                                     2004        1.000            1.227               --




* We are currently waiving a portion of the Mortality and Expense Risk charge for this Subaccount. Please see "Fee Table -- Annual Separate Account Charges" for more information.

The date next to each funding option name reflects the date money first came into the funding option through the Separate Account.

Funding options not listed above had no amounts allocated to them or were not available as of December 31, 2006.

Number of Units Outstanding at End of Year may include units for Contract Owners in payout phase, where appropriate.

If an accumulation unit value has no assets and units across all sub-accounts within the Separate Account, and has had no assets and units for the history displayed on the Condensed Financial Information in the past, then it may not be displayed.

Variable Funding Option mergers and substitutions that occurred between January 1, 2005 and December 31, 2006, are displayed below. Please see Appendix C for more information on Variable Funding Option name changes, mergers and substitutions.

Effective on or about 02/25/2005, The Travelers Series Trust-MFS Emerging Growth Portfolio merged into The Travelers Series Trust-MFS Mid Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, AIM Variable Insurance Funds-AIM VI Premier Equity Fund merged into AIM Variable Insurance Funds-AIM VI Core Equity Fund and is no longer available as a funding option.

Effective on or about 05/01/2006, Alliance Bernstein Variable Products Series Fund-AllianceBernstein Large Cap Growth Portfolio was replaced by Metropolitan Series Fund, Inc.-T. Rowe Price Large Cap Growth and is no longer available as a funding option.

Effective on or about 05/01/2006, Capital Appreciation Fund merged into Met Investors Series Trust-Janus Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Delaware VIP Trust-Delaware VIP REIT Series was replaced by Met Investors Series Trust-Neuberger Berman Real Estate Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Value Opportunities V.I. Fund was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Global Allocation Portfolio was replaced by Metropolitan Series Fund, Inc.-Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton VIP Trust-Mutual Shares Securities Fund was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton VIP Trust-Templeton Growth Securities Fund was replaced by Metropolitan Series Fund, Inc.-Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, High Yield Bond Trust merged into Metropolitan Series Fund, Inc.-Western Asset Management High Yield Bond Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Janus Aspen Series-Janus Aspen Balanced Portfolio was replaced by Metropolitan Series Fund, Inc.-MSF Total Return Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Managed Assets Trust merged into Met Investors Series Trust-Legg Mason Partners Managed Assets Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Money Market Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Money Market Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Oppenheimer Variable Account Funds-Oppenheimer Main Street Fund/VA was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-AIM Capital Appreciation Portfolio merged into Met Investors Series Trust-MET/AIM Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Convertible Securities Portfolio merged into Met Investors Series Trust-Lord Abbett Bond Debenture Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Disciplined Mid Cap Stock Portfolio merged into Met Investors Series Trust-Batterymarch Mid-Cap Stock Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Equity Income Portfolio merged into Metropolitan Series Fund, Inc.-FI Value Leaders Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Federated High Yield Portfolio merged into Met Investors Series Trust-Federated High Yield Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Federated Stock Portfolio merged into Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Large Cap Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Aggressive Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Aggressive Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Conservative Portfolio merged into Metropolitan Series Fund, Inc.- MetLife Conservative Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Moderate Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate-Aggressive Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Moderate to Aggressive Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate-Conservative Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Conservative to Moderate Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Mercury Large Cap Core Portfolio merged into Met Investors Series Trust-Mercury Large-Cap Core Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Mid Cap Growth Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Aggressive Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Total Return Portfolio merged into Metropolitan Series Fund, Inc.-MFS(R) Total Return Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Value Portfolio merged into Met Investors Series Trust-MFS(R) Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Mondrian International Stock Portfolio merged into Met Investors Series Trust-Harris Oakmark International Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Fund Portfolio merged into Met Investors Series Trust-Pioneer Fund Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Mid-Cap Value Portfolio merged into Met Investors Series Trust-Pioneer Mid-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Strategic Income Portfolio merged into Met Investors Series Trust-Pioneer Strategic Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Strategic Equity Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Style Focus Series:
Small Cap Growth Portfolio merged into Met Investors Series Trust-MET/AIM Small Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Style Focus Series:
Small Cap Value Portfolio merged into Met Investors Series Trust-Dreman Small-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Travelers Quality Bond Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Bond Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-U.S. Government Securities Portfolio merged into Metropolitan Series Fund, Inc.-Western Asset Management U.S. Government Portfolio and is no longer available as a funding option.

Effective on or about 11/13/2006, Lazard Retirement Series, Inc.-Lazard Retirement Small Cap Portfolio was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

                                   APPENDIX C

--------------------------------------------------------------------------------

ADDITIONAL INFORMATION REGARDING THE UNDERLYING FUNDS

Certain Underlying Funds were subject to a merger, substitution or other change. The chart below identifies the former name and new name of each of these Underlying Funds, and, where applicable, the former name and new name of the trust of which the Underlying Fund is a part.

UNDERLYING FUND NAME CHANGES


                 FORMER NAME                                      NEW NAME
---------------------------------------------  ---------------------------------------------


LEGG MASON PARTNERS VARIABLE PORTFOLIOS III,   LEGG MASON PARTNERS VARIABLE PORTFOLIOS III,
  INC.                                           INC.
  Legg Mason Partners Variable Social          Legg Mason Partners Variable Social Awareness
     Awareness Stock Portfolio                      Portfolio
MET INVESTORS SERIES TRUST                     MET INVESTORS SERIES TRUST
  Federated High Yield Portfolio               BlackRock High Yield Portfolio
  Janus Capital Appreciation Portfolio         Janus Forty Portfolio
  Mercury Large-Cap Core Portfolio             BlackRock Large-Cap Core Portfolio


UNDERLYING FUND MERGERS/REORGANIZATIONS
The following former Underlying Funds were merged with and into the new Underlying Funds and/or were reorganized into a new trust.


         FORMER UNDERLYING FUND/TRUST                    NEW UNDERLYING FUND/TRUST
---------------------------------------------  ---------------------------------------------


LEGG MASON PARTNERS VARIABLE PORTFOLIOS I,     LEGG MASON PARTNERS VARIABLE PORTFOLIOS II
  INC.
  Legg Mason Partners Variable All Cap         Legg Mason Partners Variable Fundamental
     Portfolio -- Class I                           Value Portfolio -- Class I
LEGG MASON PARTNERS VARIABLE PORTFOLIOS I,     LEGG MASON PARTNERS VARIABLE PORTFOLIOS III,
  INC.                                           INC.
  Legg Mason Partners Variable Large Cap       Legg Mason Partners Variable Large Cap Growth
     Growth Portfolio -- Class I                    Portfolio
LEGG MASON PARTNERS VARIABLE PORTFOLIOS I,     LEGG MASON PARTNERS VARIABLE EQUITY TRUST
  INC.
  Legg Mason Partners Variable Investors       Legg Mason Partners Variable Investors
     Portfolio -- Class I                           Portfolio -- Class I
  Legg Mason Partners Variable Small Cap       Legg Mason Partners Variable Small Cap Growth
     Growth Portfolio -- Class I                    Portfolio -- Class I
LEGG MASON PARTNERS VARIABLE PORTFOLIOS II     LEGG MASON PARTNERS VARIABLE PORTFOLIOS III,
                                                 INC.
  Legg Mason Partners Variable Aggressive      Legg Mason Partners Variable Aggressive
     Growth Portfolio -- Class I                    Growth Portfolio
LEGG MASON PARTNERS VARIABLE PORTFOLIOS II     LEGG MASON PARTNERS VARIABLE PORTFOLIOS II
  Legg Mason Partners Variable Growth and      Legg Mason Partners Variable Appreciation
     Income Portfolio -- Class I                    Portfolio -- Class I
LEGG MASON PARTNERS VARIABLE PORTFOLIOS II     LEGG MASON PARTNERS VARIABLE EQUITY TRUST
  Legg Mason Partners Variable Fundamental     Legg Mason Partners Variable Fundamental
     Value Portfolio -- Class I                     Value Portfolio -- Class I
  Legg Mason Partners Variable Appreciation    Legg Mason Partners Variable Appreciation
     Portfolio -- Class I                           Portfolio -- Class I
  Legg Mason Partners Variable Equity Index    Legg Mason Partners Variable Equity Index
     Portfolio -- Class II                          Portfolio -- Class II
LEGG MASON PARTNERS VARIABLE PORTFOLIOS III,   LEGG MASON PARTNERS VARIABLE EQUITY TRUST
  INC.
  Legg Mason Partners Variable Large Cap       Legg Mason Partners Variable Large Cap Growth
     Growth Portfolio                               Portfolio -- Class I
  Legg Mason Partners Variable Aggressive      Legg Mason Partners Variable Aggressive
     Growth Portfolio                               Growth Portfolio -- Class I
  Legg Mason Partners Variable Social          Legg Mason Partners Variable Social Awareness
     Awareness Portfolio                            Portfolio
LEGG MASON PARTNERS VARIABLE PORTFOLIOS III,   LEGG MASON PARTNERS VARIABLE INCOME TRUST
  INC.
  Legg Mason Partners Variable Adjustable      Legg Mason Partners Variable Adjustable Rate
     Rate Income Portfolio                          Income Portfolio
METROPOLITAN SERIES FUND, INC.                 MET INVESTORS SERIES TRUST
  Western Asset Management High Yield Bond     BlackRock High Yield Portfolio -- Class A
     Portfolio -- Class A
MET INVESTORS SERIES TRUST                     MET INVESTORS SERIES TRUST
  Pioneer Mid-Cap Value Portfolio -- Class A   Lazard Mid-Cap Portfolio -- Class B


UNDERLYING FUND SUBSTITUTIONS
The following new Underlying Funds were substituted for the former Underlying Funds.


            FORMER UNDERLYING FUND                          NEW UNDERLYING FUND
---------------------------------------------  ---------------------------------------------


AIM VARIABLE INSURANCE FUNDS                   METROPOLITAN SERIES FUND, INC.
  AIM V.I. Core Equity Fund -- Series I        Capital Guardian U.S. Equity
                                                    Portfolio -- Class A

            FORMER UNDERLYING FUND                          NEW UNDERLYING FUND
---------------------------------------------  ---------------------------------------------

CREDIT SUISSE TRUST                            MET INVESTORS SERIES TRUST
  Credit Suisse Trust Emerging Markets         MFS(R) Emerging Markets Equity
     Portfolio                                      Portfolio -- Class A
LAZARD RETIREMENT SERIES, INC.                 MET INVESTORS SERIES TRUST
  Lazard Retirement Small Cap                  Third Avenue Small Cap Value
     Portfolio -- Service Shares                    Portfolio -- Class B
LORD ABBETT SERIES FUND, INC.                  MET INVESTORS SERIES TRUST
  Lord Abbett Series Growth and Income         Lord Abbett Growth and Income
     Portfolio -- Class VC                          Portfolio -- Class B
  Lord Abbett Series Mid Cap Value             Lord Abbett Mid-Cap Value Portfolio -- Class
     Portfolio -- Class VC                          B
PIMCO VARIABLE INSURANCE TRUST                 MET INVESTORS SERIES TRUST
Real Return Portfolio -- Administrative Class  PIMCO Inflation Protected Bond
                                                    Portfolio -- Class A
PUTNAM VARIABLE TRUST                          MET INVESTORS SERIES TRUST
Putnam VT International Equity Fund -- Class   MFS(R) Research International
  IB                                                Portfolio -- Class B
Putnam VT Small Cap Value Fund -- Class IB     Third Avenue Small Cap Value
                                                    Portfolio -- Class B


UNDERLYING FUND SHARE CLASS EXCHANGE
The following former Underlying Fund share class was exchanged into the new Underlying Fund share class.


      FORMER UNDERLYING FUND SHARE CLASS              NEW UNDERLYING FUND SHARE CLASS
---------------------------------------------  ---------------------------------------------


MET INVESTORS SERIES TRUST                     MET INVESTORS SERIES TRUST
  BlackRock Large-Cap Core Portfolio -- Class    BlackRock Large-Cap Core
     A                                              Portfolio -- Class E

                                   APPENDIX D

--------------------------------------------------------------------------------

                                THE FIXED ACCOUNT

The Fixed Account is part of the Company's general account assets. These general account assets include all assets of the Company other than those held in the Separate Accounts sponsored by the Company or its affiliates.

The staff of the SEC does not generally review the disclosure in the prospectus relating to the Fixed Account. Disclosure regarding the Fixed Account and the general account may, however, be subject to certain provisions of the federal securities laws relating to the accuracy and completeness of statements made in the prospectus.

Under the Fixed Account, the Company assumes the risk of investment gain or loss, guarantees a specified interest rate, and guarantees a specified periodic Annuity Payment. The investment gain or loss of the Separate Account or any of the funding options does not affect the Fixed Account Contract Value, or the dollar amount of fixed Annuity Payments made under any payout option.

We guarantee that, at any time, the Fixed Account Contract Value will not be less than the amount of the Purchase Payments allocated to the Fixed Account, plus interest credited as described below, less any applicable premium taxes or prior withdrawals.

Purchase Payments allocated to the Fixed Account and any transfers made to the Fixed Account become part of the Company's general account, which supports insurance and annuity obligations. Where permitted by state law, we reserve the right to restrict Purchase Payments into the Fixed Account whenever the credited interest rate on the Fixed Account is equal to the minimum guaranteed interest rate specified in your Contract. The general account and any interest therein are not registered under, or subject to the provisions of, the Securities Act of 1933 or Investment Company Act of 1940. We will invest the assets of the Fixed Account at our discretion. Investment income from such Fixed Account assets will be allocated to us and to the Contracts participating in the Fixed Account.

Investment income from the Fixed Account allocated to us includes compensation for mortality and expense risks borne by us in connection with Fixed Account Contracts. The amount of such investment income allocated to the Contracts will vary from year to year in our sole discretion at such rate or rates as we prospectively declare from time to time.

We guarantee the initial rate for any allocations into the Fixed Account for one year from the date of such allocation. We guarantee subsequent renewal rates for the calendar quarter. We also guarantee that for the life of the Contract we will credit interest at a rate not less than the minimum interest rate allowed by state law. We reserve the right to change the rate subject to applicable state law. We will determine any interest we credit to amounts allocated to the Fixed Account in excess of the minimum guaranteed rate in our sole discretion. You assume the risk that interest credited to the Fixed Account may not exceed the minimum guaranteed rate for any given year. We have no specific formula for determining the interest rate. Some factors we may consider are regulatory and tax requirements, general economic trends and competitive factors.

TRANSFERS

You may make transfers from the Fixed Account to any available Variable Funding Option(s) twice a year during the 30 days following the semiannual anniversary of the Contract Date. We limit transfers to an amount of up to 15% of the Fixed Account Contract Value on the semiannual Contract Date anniversary. (This restriction does not apply to transfers under the Dollar Cost Averaging Program.) Amounts previously transferred from the Fixed Account to Variable Funding Options may not be transferred back to the Fixed Account for a period of at least six months from the date of transfer. We reserve the right to waive either of these restrictions. Where permitted by state law, we reserve the right to restrict transfers into the Fixed Account whenever the credited interest rate on the Fixed Account is equal to the minimum guaranteed interest rate specified in your Contract.

Automated transfers from the Fixed Account to any of the Variable Funding Options may begin at any time. Automated transfers from the Fixed Account may not deplete your Fixed Account value in a period of less than twelve months from your enrollment in the Dollar Cost Averaging Program.

                       THIS PAGE INTENTIONALLY LEFT BLANK.

                                   APPENDIX E

--------------------------------------------------------------------------------

            WAIVER OF WITHDRAWAL CHARGE FOR NURSING HOME CONFINEMENT (AVAILABLE ONLY IF THE OWNER IS AGE 70 OR YOUNGER ON THE DATE THE CONTRACT IS
                                    ISSUED.)

If, after the first Contract Year and before the Maturity Date, and you begin confinement in an eligible nursing home, you may surrender or make withdrawal, subject to the maximum withdrawal amount described below, without incurring a withdrawal charge. In order for the Company to waive the withdrawal charge, the withdrawal must be made during continued confinement in an eligible nursing home after the qualifying period has been satisfied, or within sixty (60) days after such confinement ends. The qualifying period is confinement in an eligible nursing home for ninety (90) consecutive days. We will require proof of confinement in a form satisfactory to us, which may include certification by a licensed physician that such confinement is medically necessary.

An eligible nursing home is defined as an institution or special nursing unit of a hospital which:

     (a)  is Medicare approved as a provider of skilled nursing care services;
          and

     (b) is not, other than in name only, an acute care hospital, a home for the aged, a retirement home, a rest home, a community living center, or a place mainly for the treatment of alcoholism.

                                       OR

Meets all of the following standards:

     (a) is licensed as a nursing care facility by the state in which it is licensed;

     (b) is either a freestanding facility or a distinct part of another facility such as a ward, wing, unit or swing-bed of a hospital or other facility;

     (c) provides nursing care to individuals who are not able to care for themselves and who require nursing care;

     (d) provides, as a primary function, nursing care and room and board; and charges for these services;

     (e) provides care under the supervision of a licensed physician, registered nurse (RN) or licensed practical nurse (LPN);

     (f) may provide care by a licensed physical, respiratory, occupational or speech therapist; and

     (g) is not, other than in name only, an acute care hospital, a home for the aged, a retirement home, a rest home, a community living center, or a place mainly for the treatment of alcoholism.

We will not waive withdrawal charges if confinement is due to one or more of the following causes:

     (a) mental, nervous, emotional or personality disorder without demonstrable organic disease, including, but not limited to, neurosis, psychoneurosis, psychopathy or psychosis

     (b) the voluntary taking or injection of drugs, unless prescribed or administered by a licensed physician

     (c) the voluntary taking of any drugs prescribed by a licensed physician and intentionally not taken as prescribed

     (d) sensitivity to drugs voluntarily taken, unless prescribed by a physician

     (e) drug addiction, unless addiction results from the voluntary taking of drugs prescribed by a licensed physician, or the involuntary taking of drugs.

FILING A CLAIM: You must provide the Company with written notice of a claim during continued confinement after the 90-day qualifying period, or within sixty days after such confinement ends.

The maximum withdrawal amount for which we will waive the withdrawal charge is the Contract Value on the next valuation date following written proof of claim, less any Purchase Payments made within a one-year period before confinement in an eligible nursing home begins, less any Purchase Payment made on or after the Annuitant's 71st birthday.

We will pay any withdrawal requested under the scope of this waiver as soon as we receive proper written proof of your claim, and we will pay the withdrawal in a lump sum. You should consult with your tax adviser regarding the tax impact of any withdrawals taken from your Contract.

                                   APPENDIX F

--------------------------------------------------------------------------------

               CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

The Statement of Additional Information contains more specific information and financial statements relating to the Separate Account and MetLife Insurance Company of Connecticut or MetLife Life and Annuity Company of Connecticut. A list of the contents of the Statement of Additional Information is set forth below:

                     The Insurance Company
                     Principal Underwriter
                     Distribution and Principal Underwriting Agreement Valuation of Assets
                     Federal Tax Considerations
                     Independent Registered Public Accounting Firm Condensed Financial Information
                     Financial Statements

--------------------------------------------------------------------------------

Copies of the Statement of Additional Information dated April 30, 2007 are available without charge. To request a copy, please clip this coupon on the line above, enter your name and address in the spaces provided below, and mail to MetLife Insurance Company of Connecticut/MetLife Life and Annuity Company of Connecticut, One Cityplace, 185 Asylum Street, 3CP, Hartford, Connecticut 06103-3415. For the MetLife Insurance Company of Connecticut Statement of Additional Information please request MIC-Book-05-09-86, and for the MetLife Life and Annuity Company of Connecticut Statement of Additional Information please request MLAC-Book-05-09-86.

Name: -------------------------------------------------

Address: ----------------------------------------------

CHECK BOX:

[ ] MIC-Book-05-09-86

[ ] MLAC-Book-05-09-86

                                  VINTAGE XTRA
                            VINTAGE XTRA (SERIES II)
                            PORTFOLIO ARCHITECT XTRA

                       STATEMENT OF ADDITIONAL INFORMATION

                                DECEMBER 7, 2007

                                      DATED

                                       FOR

                 METLIFE OF CT FUND BD IV FOR VARIABLE ANNUITIES

                                    ISSUED BY

                    METLIFE INSURANCE COMPANY OF CONNECTICUT

This Statement of Additional Information ("SAI") contains information in addition to the information described in the Prospectus for the variable annuity contracts (the "Contracts") offered by MetLife Insurance Company of Connecticut (the "Company", "we" or "our"). Effective December 7, 2007, Contracts formerly issued by MetLife Life and Annuity Company of Connecticut ("MLAC") have become Contracts of the Company as a result of the merger of MLAC with and into the Company with the Company as the surviving company.

This SAI is not a prospectus but relates to, and should be read in conjunction with the Prospectus dated April 30, 2007, as supplemented on December 7, 2007. A copy of the Individual Variable Annuity Contract Prospectus may be obtained by writing to MetLife Insurance Company of Connecticut, Annuity Investor Services, One Cityplace, Hartford, Connecticut 06103-3415 or by accessing the Securities and Exchange Commission's website at http://www.sec.gov.

                                TABLE OF CONTENTS

                                                                                  ITEM
                                                                                  ----
THE INSURANCE COMPANY...........................................................     2
PRINCIPAL UNDERWRITER...........................................................     2
DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT...............................     2
VALUATION OF ASSETS.............................................................     4
FEDERAL TAX CONSIDERATIONS......................................................     5
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM...................................     9
CONDENSED FINANCIAL INFORMATION.................................................    10
FINANCIAL STATEMENTS............................................................     1

                              THE INSURANCE COMPANY

MetLife Insurance Company of Connecticut is a stock insurance company chartered in 1863 in Connecticut and continuously engaged in the insurance business since that time. The Company is licensed to conduct life insurance business in all states of the United States, the District of Columbia, Puerto Rico, Guam, the U.S. and British Virgin Islands and the Bahamas. The Company is a wholly-owned subsidiary of MetLife, Inc., a publicly traded company. MetLife, Inc., through its subsidiaries and affiliates, is a leading provider of insurance and other financial services to individual and institutional customers. The Company's Home Office is located at One Cityplace, Hartford, Connecticut 06103-3415.

Before December 7, 2007, all Contracts were issued by MLAC, a stock life insurance company chartered in 1973 in Connecticut. On December 7, 2007, MLAC, an indirect wholly-owned subsidiary of MetLife, Inc. and a direct wholly-owned subsidiary of the Company, merged with and into the Company. Upon consummation of the merger, MLAC's separate corporate existence ceased by operation of law, and the Company assumed legal ownership of all of the assets of MLAC, including the Separate Account and its assets. As a result of the merger, the Company also has become responsible for all of the MLAC's liabilities and obligations, including those created under Contracts initially issued by MLAC and outstanding on the date of the merger. Such Contracts have thereby become variable contracts funded by a separate account of the Company, and each Owner thereof has become a contract owner of the Company.

STATE REGULATION. The Company is subject to the laws of the state of Connecticut governing insurance companies and to regulation by the Insurance Commissioner of the state of Connecticut (the "Commissioner"). An annual statement covering the operations of the Company for the preceding year, as well as its financial condition as of December 31 of such year, must be filed with the Commissioner in a prescribed format on or before March 1 of each year. The Company's books and assets are subject to review or examination by the Commissioner or his agents at all times, and a full examination of its operations is conducted at least once every four years.

The Company is also subject to the insurance laws and regulations of all other states in which it is licensed to operate. However, the insurance departments of each of these states generally apply the laws of the home state (jurisdiction of domicile) in determining the field of permissible investments.

THE SEPARATE ACCOUNT. MetLife of CT Fund BD IV for Variable Annuities (the "Separate Account") meets the definition of a separate account under the federal securities laws, and complies with the provisions of the 1940 Act. Additionally, the operations of the Separate Account are subject to the provisions of Section 38a-433 of the Connecticut General Statutes, which authorizes the Commissioner to adopt regulations under it. Section 38a-433 contains no restrictions on the investments of the Separate Account, and the Commissioner has adopted no regulations under the Section that affect the Separate Account. The Company holds title to the assets of the Separate Account. The assets are kept physically segregated and are held separate and apart from the Company's general corporate assets. Records are maintained of all purchases and redemptions of the Underlying Funds held in each of the Variable Funding Options.

                              PRINCIPAL UNDERWRITER

MetLife Investors Distribution Company ("MLIDC") serves as principal underwriter for the Separate Account and the Contracts. The offering is continuous. MLIDC's principal executive offices are located at 5 Park Plaza, Suite 1900, Irvine, CA 92614. MLIDC is affiliated with the Company and the Separate Account.

                DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT

Information about the distribution of the Contracts is contained in the prospectus (see "Other Information -- Distribution of the Variable Annuity Contracts"). Additional information is provided below.

Under the terms of the Distribution and Principal Underwriting Agreement among the Separate Account, MLIDC and the Company, MLIDC acts as agent for the distribution of the Contracts and as principal underwriter for the Contracts. The Company reimburses MLIDC for certain sales and overhead expenses connected with sales functions.

The following table shows the amount of commissions paid to and the amount of commissions retained by the Distributor and Principal Underwriter over the past three years.

                            UNDERWRITING COMMISSIONS


                                                    UNDERWRITING COMMISSIONS PAID       AMOUNT OF UNDERWRITING
                                                      TO THE DISTRIBUTOR BY THE      COMMISSIONS RETAINED BY THE
YEAR                                                          COMPANY(+)                     DISTRIBUTOR
----                                                -----------------------------    ---------------------------
2006                                                         $ 62,664,479                         $0
                                                             ------------                         --
          2005                                               $ 90,942,874                         $0
                                                             ------------                         --
          2004                                               $104,087,148                         $0
                                                             ------------                         --



(+)MLAC merged with and into the Company on December 7, 2007. Underwriting commissions paid before that date were paid by MLAC.

The Company and MLIDC have also entered into preferred distribution arrangements with certain broker-dealer firms. These arrangements are sometimes called "shelf space" arrangements. Under these arrangements, the Company and MLIDC pay separate, additional compensation to the broker-dealer firms for services the broker-dealer firms provide in connection with the distribution of the Company's products. These services may include providing the Company with access to the distribution network of the broker-dealer firms, the hiring and training of the broker-dealer firms' sales personnel, the sponsoring of conferences and seminars by the broker-dealer firms, or general marketing services performed by the broker-dealer firms. The broker-dealer firms may also provide other services or incur other costs in connection with distributing the Company's products.

These preferred distribution arrangements will not be offered to all broker-dealer firms and the terms of such arrangements may differ between broker-dealer firms. Compensation payable under such arrangements may be based on aggregate, net or anticipated sales of the Contract, total assets attributable to sales of the Contract by registered representatives of the broker-dealer firms or based on the length of time that a Contract owner has owned the Contract. Any such compensation payable to a broker-dealer firm will be made by MLIDC or the Company out of their own assets and will not result in any additional direct charge to you. Such compensation may cause the broker-dealer firms and their registered representatives to favor the Company's products. The amount of additional compensation (non-commission amounts) paid to selected broker-dealer firms during 2006 ranged from $2,289 to $5,893,669. The amount of commissions paid to selected broker-dealer firms during 2006 ranged from $650,170 to $26,200,094. The amount of total compensation (includes non-commission as well as commission amounts) paid to selected broker-dealer firms during 2006 ranged from $652,459 to $32,093,763.

The following list sets forth the names of broker-dealer firms that have entered into preferred distribution arrangements with the Company and MLIDC under which the broker-dealer firms received additional compensation in 2006 in connection with the sale of our variable annuity contracts, variable life policies and other insurance products (including the Contracts). The broker-dealer firms are listed in alphabetical order:

Citicorp Investment Services
Citigroup Global Markets Inc. (d/b/a Smith Barney)
DWS Scudder Distributors, Inc.
Merrill Lynch, Pierce, Fenner & Smith, Incorporated
Morgan Stanley DW, Inc.
PFS Investments, Inc. (d/b/a Primerica)
Pioneer Funds Distributor, Inc.
Tower Square Securities, Inc.

There are other broker-dealer firms who receive compensation for servicing our contracts, and the account value of the contracts or the amount of added purchase payments received may be included in determining their additional compensation, if any.

REDUCTION OR ELIMINATION OF THE WITHDRAWAL CHARGE. We may reduce or eliminate the withdrawal charge under the Contract when certain sales or administration of the Contract result in savings or reduced expenses and/or risks. We will not reduce or eliminate the withdrawal charge where such reduction or elimination would be unfairly discriminatory to any person.

                               VALUATION OF ASSETS

FUNDING OPTIONS. The value of the assets of each Funding Option is determined at 4:00 p.m. eastern time on each business day, unless we need to close earlier due to an emergency. A business day is any day the New York Stock Exchange is open. It is expected that the Exchange will be closed on Saturdays and Sundays and on the observed holidays of New Year's Day, Martin Luther King, Jr. Day, President's Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day. Each security traded on a national securities exchange is valued at the last reported sale price on the business day. If there has been no sale on that day, then the value of the security is taken to be the mean between the reported bid and asked prices on the business day or on the basis of quotations received from a reputable broker or any other recognized source.

THE CONTRACT VALUE. The value of an Accumulation Unit on any business day is determined by multiplying the value on the preceding business day by the net investment factor for the valuation period just ended. The net investment factor is used to measure the investment performance of a Funding Option from one valuation period to the next. The net investment factor for a Funding Option for any valuation period is equal to the sum of 1.000000 plus the net investment rate (the gross investment rate less any applicable Funding Option deductions during the valuation period relating to the mortality and expense risk charge and the administrative expense charge). The gross investment rate of a Funding Option is equal to (a) minus (b), divided by (c) where:

        (a) = investment income plus capital gains and losses (whether realized or unrealized);

        (b)  = any deduction for applicable taxes (presently zero); and

        (c) = the value of the assets of the funding option at the beginning of the valuation period.

The gross investment rate may be either positive or negative. A Funding Option's investment income includes any distribution whose ex-dividend date occurs during the valuation period.

ACCUMULATION UNIT VALUE. The value of the Accumulation Unit for each Funding Option was initially established at $1.00. The value of an Accumulation Unit on any business day is determined by multiplying the value on the preceding business day by the net investment factor for the valuation period just ended. The net investment factor is calculated for each Funding Option and takes into account the investment performance, expenses and the deduction of certain expenses.

ANNUITY UNIT VALUE. The initial Annuity Unit value applicable to each Funding Option was established at $1.00. An Annuity Unit value as of any business day is equal to (a) the value of the Annuity Unit on the preceding business day, multiplied by (b) the corresponding net investment factor for the business day just ended, divided by (c) the assumed net investment factor for the valuation period. (For example, the assumed net investment factor based on an annual assumed net investment rate of 3.0% for a valuation period of one day is
1.000081 and, for a period of two days, is 1.000081 x 1.000081.)

CALCULATION OF MONEY MARKET YIELD

From time to time, we may quote in advertisements and sales literature the adjusted and unadjusted effective yield for a money market Subaccount for a 7-day period, as described below. On a Contract-specific basis, the effective yield is computed at each month-end according to the following formula:

        Effective Yield = ((Base Return + 1) to the power of (365 / 7)) - 1

Where:

Base Return = (AUV Change -- Contract Charge Adjustment) / Prior AUV.

AUV Change = Current AUV -- Prior AUV.

Contract Charge Adjustment = Average AUV * Period Charge.

Average AUV = (Current AUV + Prior AUV) / 2.

Period Charge = Annual Contract Fee * (7/365).

Prior AUV = Unit value as of 7 days prior.

Current AUV = Unit value as of the reporting period (last day of the month).

We may also quote the effective yield of a money market Subaccount for the same 7-day period, determined on an unadjusted basis (which does not deduct Contract-level charges), according to the same formula but where:

Base Return = AUV Change / Prior AUV

Because of the charges and deductions imposed under the Contract, the yield for the Subaccount will be lower than the yield for the corresponding Underlying Fund. The yields on amounts held in the Subaccount normally will fluctuate on a daily basis. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. The actual yield for the Subaccount is affected by changes in interest rates on money market securities, average portfolio maturity of the Underlying Fund, the types and qualities of portfolio securities held by the Underlying Fund, and the Underlying Fund's operating expenses. Yields on amounts held in the Subaccount may also be presented for periods other than a 7-day period.

                           FEDERAL TAX CONSIDERATIONS

The following description of the federal income tax consequences under this Contract is general in nature and is therefore not exhaustive and is not intended to cover all situations. Because of the complexity of the law and the fact that the tax results will vary according to the factual status of the individual involved, a person contemplating purchase of an annuity contract and by a Contract Owner or beneficiary who may make elections under a Contract should consult with a qualified tax or legal adviser.

MANDATORY DISTRIBUTIONS FOR QUALIFIED PLANS

Federal tax law requires that minimum annual distributions begin by April 1st of the calendar year following the later of calendar year in which a participant under a qualified plan or a Section 403(b) annuity attains age 70 1/2 or retires. Minimum annual distributions under an IRA must begin by April 1(st) of the calendar year in which the Contract Owner attains 70 1/2 regardless of when he or she retires. Distributions must also begin or be continued according to the minimum distribution rules under the Code following the death of the Contract Owner or the annuitant. You should note that the U.S. Treasury recently issued regulations clarifying the operation of the required minimum distribution rules.

NONQUALIFIED ANNUITY CONTRACTS

Individuals may purchase tax-deferred annuities without any contribution limits. The purchase payments receive no tax benefit, deduction or deferral, but taxes on the increases in the value of the contract are generally deferred until distribution and transfers between the various investment options are not subject to tax. Generally, if an annuity contract is owned by other than an individual (or an entity such as a trust or other "look-through" entity which owns for an individual's benefit), the owner will be taxed each year on the increase in the value of the contract. An exception applies for purchase payments made before March 1, 1986. The benefits of tax deferral of income earned under a non-qualified annuity should be compared with the relative federal tax rates on income from other types of investments (dividends and capital gains, taxable at 15% or less) relative to the ordinary income treatment received on annuity income and interest received on fixed instruments (notes, bonds, etc.).

If two or more annuity contracts are purchased from the same insurer within the same calendar year, such annuity contract will be aggregated for federal income tax purposes. As a result, distributions from any of them will be taxed based upon the amount of income in all of the same calendar year series of annuities. This will generally have the effect of causing taxes to be paid sooner on the deferred gain in the contracts.

Those receiving partial distributions made before the maturity date will generally be taxed on an income-first basis to the extent of income in the contract. If you are exchanging another annuity contract for this annuity, certain pre-August 14, 1982 deposits into an annuity contract that have been placed in the contract by means of a tax-deferred exchange under Section 1035 of the Code may be withdrawn first without income tax liability. This information on deposits must be provided to the Company by the other insurance company at the time of the exchange. There is income in the contract generally to the extent the cash value exceeds the investment in the contract. The investment in the contract is equal to the amount of premiums paid less any amount received previously which was excludable from gross income. Any direct or indirect borrowing against the value of the contract or pledging of the contract as security for a loan will be treated as a cash distribution under the tax law.

In order to be treated as an annuity contract for federal income tax purposes,
Section 72(s) of the Code requires any non-qualified contract to contain certain provisions specifying how your interest in the contract will be distributed in the event of the death of an owner of the contract. Specifically, Section 72(s) requires that (a) if an owner dies on or after the annuity starting date, but prior to the time the entire interest in the contract has been distributed, the entire interest in the contract will be distributed at least as rapidly as under the method of distribution being used as of the date of such owner's death; and
(b) if any owner dies prior to the annuity starting date, the entire interest in the contract will be distributed within five years after the date of such owner's death. These requirements will be considered satisfied as to any portion of an owner's interest which is payable to or for the benefit of a designated beneficiary and which is distributed over the life of such designated beneficiary or over a period not extending beyond the life expectancy of that beneficiary, provided that such distributions begin within one year of the owner's death. The designated beneficiary refers to a natural person designated by the owner as a beneficiary and to whom ownership of the contract passes by reason of death. However, if the designated beneficiary is the surviving spouse of the deceased owner, the contract may be continued with the surviving spouse as the successor-owner. Contracts will be administered by the Company in accordance with these rules and the Company will make a notification when payments should be commenced. Special rules apply regarding distribution requirements when an annuity is owned by a trust or other entity for the benefit of one or more individuals.

INDIVIDUAL RETIREMENT ANNUITIES

To the extent of earned income for the year and not exceeding the applicable limit for the taxable year, an individual may make contributions, which in some cases may be deductible, to an individual retirement annuity (IRA). The applicable limit is $4,000 for calendar year 2007, $5,000 for 2008, and may be indexed for inflation in future years. Additional "catch-up" contributions may be made to an IRA by individuals age 50 or over. There are certain limits on the deductible amount based on the adjusted gross income of the individual and spouse and based on their participation in a retirement plan. If an individual is married and the spouse does not have earned income, the individual may establish IRAs for the individual and spouse. Purchase payments may then be made annually into IRAs for both spouses in the maximum amount of 100% of earned income up to a combined limit based on the individual limits outlined above.

The Code provides for the purchase of a Simplified Employee Pension (SEP) plan. A SEP is funded through an IRA with an annual employer contribution limit of up to $45,000 for each participant. The Internal Revenue Services has not reviewed the contract for qualifications as an IRA, and has not addressed in a ruling of general applicability whether a death benefit provision such as the optional enhanced death benefit in the contract comports with IRA qualification requirements.

SIMPLE PLAN IRA FORM

Employers may establish a savings incentive match plan for employees ("SIMPLE plan") under which employees can make elective salary reduction contributions to an IRA based on a percentage of compensation of up to the applicable limit for the taxable year. The applicable limit is $10,500 in 2007 (which may be indexed for inflation for future years). (Alternatively, the employer can establish a SIMPLE cash or deferred arrangement under IRS Section 401(k)). Under a SIMPLE plan IRA, the employer must either make a matching contribution or a nonelective contribution based on the prescribed formulas for all eligible employees. Early withdrawals are subject to the 10% early withdrawal penalty generally applicable to IRAs, except that an early withdrawal by an employee under a SIMPLE plan IRA, within the first two years of participation, shall be subject to a 25% early withdrawal tax.

ROTH IRAS

Section 408A of the Code permits certain individuals to contribute to a Roth IRA. Eligibility to make contributions is based upon income, and the applicable limits vary based on marital status and/or whether the contribution is a rollover contribution from another IRA or an annual contribution. Contributions to a Roth IRA, which are subject to certain limitations (similar to the annual limits for the traditional IRA's), are not deductible and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. A conversion of a "traditional" IRA to a Roth IRA may be subject to tax and other special rules apply. You should consult a tax adviser before combining any converted amounts with other Roth IRA contributions, including any other conversion amounts from other tax years.

Qualified distributions from a Roth IRA are tax-free. A qualified distribution requires that the Roth IRA has been held for at least 5 years, and the distribution is made after age 59 1/2, on death or disability of the owner, or for a limited amount ($10,000) for a qualified first time home purchase for the owner or certain relatives. Income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions) or (2) during five taxable years starting with the year in which the first contribution is made to any Roth IRA of the individual.

QUALIFIED PENSION AND PROFIT-SHARING PLANS

Like most other contributions made under a qualified pension or profit-sharing plan, purchase payments made by an employer are not currently taxable to the participant and increases in the value of a contract are not subject to taxation until received by a participant or beneficiary.

Distributions are generally taxable to the participant or beneficiary as ordinary income in the year of receipt. Any distribution that is considered the participant's "investment in the contract" is treated as a return of capital and is not taxable. Under a qualified plan, the investment in the contract may be zero.

The annual limits that apply to the amounts that may be contributed to a defined contribution plan for 2007 is $45,000. The limit on employee salary reduction deferrals (commonly referred to as "401(k) contributions") is $15,500 in 2007. The annual limit may be indexed for inflation in future years. Additional "catch-up contributions" may be made by individuals age 50 or over.

Amounts attributable to salary reduction contributions under Code Section 401(k) and income thereon may not be withdrawn prior to severance from employment, death, total and permanent disability, attainment of age 59 1/2, or in the case of hardship.

SECTION 403(B) PLANS

Under Code section 403(b), payments made by public school systems and certain tax exempt organizations to purchase annuity contracts for their employees are excludable from the gross income of the employee, subject to certain limitations. However, these payments may be subject to FICA (Social Security) taxes. A qualified contract issued as a tax-sheltered annuity under section 403(b) will be amended as necessary to conform to the requirements of the Code. The annual limits under Code Section 403(b) for employee salary reduction deferrals are increased under the same rules applicable to 401(k) plans ($15,500 in 2007).

Code section 403(b)(11) restricts this distribution under Code section 403(b) annuity contracts of: (1) elective contributions made in years beginning after December 31, 1998; (2) earnings on those contributions; and (3) earnings in such years on amounts held as of the close of the last year beginning before January 1, 1989. Distribution of those amounts may only occur upon death of the employee, attainment of age 59 1/2, separation from service, disability, or financial hardship. In addition, income attributable to elective contributions may not be distributed in the case of hardship.

FEDERAL INCOME TAX WITHHOLDING

The portion of a distribution, which is taxable income to the recipient, will be subject to federal income tax withholding as follows:

1. ELIGIBLE ROLLOVER DISTRIBUTION FROM SECTION 403(B) PLANS OR ARRANGEMENTS, FROM QUALIFIED PENSION AND PROFIT-SHARING PLANS, OR FROM 457 PLANS SPONSORED BY GOVERNMENTAL ENTITIES

There is a mandatory 20% tax withholding for plan distributions that are eligible for rollover to an IRA or to another qualified retirement plan (including a 457 plan sponsored by a governmental entity) but that are not directly rolled over. A distribution made directly to a participant or beneficiary may avoid this result if:

     (a) a periodic settlement distribution is elected based upon a life or life expectancy calculation, or

     (b) a term-for-years settlement distribution is elected for a period of ten years or more, payable at least annually, or

     (c) a minimum required distribution as defined under the tax law is taken after the attainment of the age of 70 1/2 or as otherwise required by law, or

     (d)  the distribution is a hardship distribution.

A distribution including a rollover that is not a direct rollover will be subject to the 20% withholding, and the 10% additional tax penalty on premature withdrawals may apply to any amount not added back in the rollover. The 20% withholding may be recovered when the participant or beneficiary files a personal income tax return for the year if a rollover was completed within 60 days of receipt of the funds, except to the extent that the participant or spousal beneficiary is otherwise underwithheld or short on estimated taxes for that year.

2.   OTHER NON-PERIODIC DISTRIBUTIONS (FULL OR PARTIAL REDEMPTIONS)

To the extent not subject to 20% mandatory withholding as described in 1. above, the portion of a non-periodic distribution, which constitutes taxable income, will be subject to federal income tax withholding, if the aggregate distributions exceed $200 for the year, unless the recipient elects not to have taxes withheld. If no such election is made, 10% of the taxable portion of the distribution will be withheld as federal income tax; provided that the recipient may elect any other percentage. Election forms will be provided at the time distributions are requested. This form of withholding applies to all annuity programs.

3. PERIODIC DISTRIBUTIONS (DISTRIBUTIONS PAYABLE OVER A PERIOD GREATER THAN ONE YEAR)

The portion of a periodic distribution, which constitutes taxable income, will be subject to federal income tax withholding under the wage withholding tables as if the recipient were married claiming three exemptions. A recipient may elect not to have income taxes withheld or have income taxes withheld at a different rate by providing a completed election form. Election forms will be provided at the time distributions are requested. This form of withholding applies to all annuity programs.

Recipients who elect not to have withholding made are liable for payment of federal income tax on the taxable portion of the distribution. Recipients may also be subject to penalties under the estimated tax payment rules if withholding and estimated tax payments are not sufficient to cover tax liabilities.

Recipients who do not provide a social security number or other taxpayer identification number will not be permitted to elect out of withholding. Additionally, U.S. citizens residing outside of the country, or U.S. legal residents temporarily residing outside the country, are subject to different withholding rules and generally cannot elect out of withholding.

                  INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The financial statements of MetLife of CT Fund BD IV for Variable Annuities (formerly, The Travelers Fund BD IV for Variable Annuities) and the consolidated financial statements and financial statement schedules of MetLife Insurance Company of Connecticut ("MetLife Connecticut") (formerly known as "The Travelers Insurance Company") and its subsidiaries (collectively the "Company") (which report expresses an unqualified opinion and includes an explanatory paragraph relating to a Transfer Agreement entered into on October 11, 2006 between MetLife Connecticut and MetLife Investors Group, Inc. ("MLIG"), both subsidiaries of MetLife, Inc. ("MetLife"), pursuant to which MetLife Connecticut acquired all of the stock of MetLife Investors USA Insurance Company ("MLI-USA") from MLIG. As the transaction was between entities under common control, the transaction was recorded and accounted for in a manner similar to a pooling-of-interests from July 1, 2005 (the "Acquisition Date"); further, as MLI-USA has been controlled by MetLife for longer than MetLife Connecticut, all amounts reported for periods prior to the Acquisition Date are those of MLI-USA) included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports appearing herein, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing. The principal business address of Deloitte & Touche LLP is 201 East Kennedy oulevard, Suite 1200, Tampa, FL 33602-5827.

                         CONDENSED FINANCIAL INFORMATION

--------------------------------------------------------------------------------

The following tables provide the Accumulation Unit Values information for the MID-RANGE combinations of separate account charges. The Accumulation Unit Value information for the minimum separate account charge and the maximum variable account charge are contained in the Prospectus.

                       SEPARATE ACCOUNT CHARGES 1.60% (A)


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Core Equity Subaccount (Series I) (4/06)..  2006      1.000          1.080            21,186

  AIM V.I. Premier Equity Subaccount (Series I)
  (5/01).............................................  2006      0.808          0.849                --
                                                       2005      0.777          0.808            26,568
                                                       2004      0.747          0.777            26,582
                                                       2003      0.607          0.747            47,692
                                                       2002      0.884          0.607            66,257
                                                       2001      1.000          0.884            38,368

AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.154          1.206                --
                                                       2005      1.121          1.154                --
                                                       2004      1.024          1.121                --
                                                       2003      0.787          1.024                --
                                                       2002      1.000          0.787                --

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      0.749          0.733                --
                                                       2005      0.663          0.749           587,791
                                                       2004      0.622          0.663           435,517
                                                       2003      0.512          0.622           526,492
                                                       2002      0.752          0.512           553,711
                                                       2001      1.000          0.752           472,388

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.233          1.461           378,365
                                                       2005      1.098          1.233           362,506
                                                       2004      0.983          1.098           259,242
                                                       2003      0.738          0.983           186,566
                                                       2002      0.879          0.738           225,675
                                                       2001      1.000          0.879            39,649

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.245          1.351           832,088
                                                       2005      1.089          1.245           817,588
                                                       2004      0.984          1.089           822,055
                                                       2003      0.731          0.984           716,651
                                                       2002      0.983          0.731           665,207
                                                       2001      1.000          0.983           507,376

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2006      1.314          1.489           506,326
                                                       2005      1.261          1.314           593,898
                                                       2004      1.161          1.261           692,311
                                                       2003      0.891          1.161           677,603
                                                       2002      1.109          0.891           637,610
                                                       2001      1.000          1.109           176,771

Capital Appreciation Fund
  Capital Appreciation Fund (5/00)...................  2006      0.670          0.663                --
                                                       2005      0.576          0.670            61,171
                                                       2004      0.490          0.576             5,194
                                                       2003      0.398          0.490             5,201
                                                       2002      0.540          0.398            73,462
                                                       2001      0.635          0.540            63,779

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/00).............................................  2006      2.325          3.034                --
                                                       2005      2.204          2.325            68,548
                                                       2004      1.704          2.204            68,141
                                                       2003      1.292          1.704            62,491
                                                       2002      1.256          1.292            39,432
                                                       2001      1.147          1.256             6,450

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.309          1.424                --
                                                       2005      1.207          1.309                --
                                                       2004      1.074          1.207                --
                                                       2003      1.000          1.074                --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)................................  2006      1.306          1.456                --
                                                       2005      1.205          1.306            19,564
                                                       2004      1.067          1.205            14,089
                                                       2003      1.000          1.067                --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2006      1.051          1.223            24,308
                                                       2005      1.028          1.051            25,265

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2006      0.864          0.924            97,574
                                                       2005      0.837          0.864           101,968
                                                       2004      0.763          0.837           106,831
                                                       2003      0.565          0.763           108,362
                                                       2002      0.805          0.565            63,012
                                                       2001      1.000          0.805            11,089

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.253          1.460                --
                                                       2005      1.152          1.253            84,767
                                                       2004      1.039          1.152            61,625
                                                       2003      0.844          1.039            80,317
                                                       2002      1.000          0.844            63,760

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2006      2.226          2.806             6,366
                                                       2005      1.775          2.226                --
                                                       2004      1.446          1.775                --
                                                       2003      1.000          1.446                --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2006      1.165          1.392           629,814
                                                       2005      1.074          1.165           643,897
                                                       2004      0.921          1.074           490,264
                                                       2003      0.708          0.921           362,736
                                                       2002      0.883          0.708           363,371
                                                       2001      1.000          0.883           372,306

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (6/02)...................................  2006      1.258          1.508                --
                                                       2005      1.174          1.258            22,978
                                                       2004      1.028          1.174                --
                                                       2003      0.791          1.028                --
                                                       2002      0.980          0.791                --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2006      0.492          0.548                --
                                                       2005      0.446          0.492                --
                                                       2004      0.376          0.446             4,188
                                                       2003      0.283          0.376             4,654
                                                       2002      0.401          0.283             5,449
                                                       2001      1.000          0.401            37,119

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.544          1.733                --
                                                       2005      1.508          1.544             3,347
                                                       2004      1.334          1.508            65,979
                                                       2003      1.000          1.334            62,628

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Investment Series
  LMPIS Dividend Strategy Subaccount (5/01)..........  2006      0.789          0.916             6,007
                                                       2005      0.804          0.789             6,016
                                                       2004      0.790          0.804             6,025
                                                       2003      0.650          0.790            26,689
                                                       2002      0.893          0.650            27,520
                                                       2001      1.000          0.893            18,613

  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2006      0.901          0.952                --
                                                       2005      0.861          0.901                --
                                                       2004      0.851          0.861                --
                                                       2003      0.644          0.851                --
                                                       2002      0.893          0.644                --
                                                       2001      1.000          0.893                --

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunties Subaccount
  (5/01).............................................  2006      1.134          1.259             4,251
                                                       2005      1.098          1.134             4,254
                                                       2004      0.965          1.098            31,381
                                                       2003      0.691          0.965            37,499
                                                       2002      0.944          0.691            29,678
                                                       2001      1.000          0.944            13,580

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2006      1.330          1.546           389,440
                                                       2005      1.299          1.330           318,767
                                                       2004      1.219          1.299           364,905
                                                       2003      0.891          1.219           390,414
                                                       2002      1.208          0.891           338,073
                                                       2001      1.000          1.208           267,374

  LMPVPI Investors Subaccount (Class I) (11/99)......  2006      1.221          1.421           228,253
                                                       2005      1.165          1.221           227,875
                                                       2004      1.072          1.165           243,422
                                                       2003      0.823          1.072           295,422
                                                       2002      1.087          0.823           166,026
                                                       2001      1.000          1.087           118,438

  LMPVPI Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2006      1.405          1.559            14,568
                                                       2005      1.361          1.405            15,629
                                                       2004      1.201          1.361            15,192
                                                       2003      0.820          1.201            13,436
                                                       2002      1.276          0.820            28,961
                                                       2001      1.000          1.276            15,650

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios II
  LMPVPII Appreciation Subaccount (11/99)............  2006      1.060          1.197            53,599
                                                       2005      1.032          1.060            54,396
                                                       2004      0.964          1.032            80,910
                                                       2003      0.787          0.964            83,342
                                                       2002      0.969          0.787            81,729
                                                       2001      1.000          0.969            67,228

  LMPVPII Diversified Strategic Income Subaccount
  (11/99)............................................  2006      1.238          1.284           111,510
                                                       2005      1.226          1.238           117,393
                                                       2004      1.167          1.226           143,956
                                                       2003      1.061          1.167           138,958
                                                       2002      1.029          1.061            71,933
                                                       2001      1.000          1.029            19,815

  LMPVPII Equity Index Subaccount (Class II)
  (11/99)............................................  2006      0.877          0.994            69,147
                                                       2005      0.855          0.877            67,852
                                                       2004      0.788          0.855           135,502
                                                       2003      0.627          0.788           143,048
                                                       2002      0.820          0.627            50,016
                                                       2001      1.000          0.820            18,820

  LMPVPII Fundamental Value Subaccount (11/99).......  2006      1.348          1.549           319,625
                                                       2005      1.307          1.348           392,782
                                                       2004      1.227          1.307           520,325
                                                       2003      0.899          1.227           514,487
                                                       2002      1.161          0.899           537,929
                                                       2001      1.000          1.161           394,244

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount (9/03)..  2006      1.002          1.026            59,269
                                                       2005      0.994          1.002            59,269
                                                       2004      0.999          0.994                --
                                                       2003      1.000          0.999                --

  LMPVPIII Aggressive Growth Subaccount (11/99)......  2006      1.360          1.456           405,494
                                                       2005      1.238          1.360           451,277
                                                       2004      1.144          1.238           557,887
                                                       2003      0.864          1.144           580,565
                                                       2002      1.304          0.864           639,967
                                                       2001      1.000          1.304           665,934

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPIII High Income Subaccount (11/99)............  2006      1.144          1.249           254,864
                                                       2005      1.133          1.144           257,876
                                                       2004      1.042          1.133           374,788
                                                       2003      0.830          1.042           443,505
                                                       2002      0.872          0.830           533,727
                                                       2001      1.000          0.872           245,081

  LMPVPIII International All Cap Growth Subaccount
  (11/99)............................................  2006      0.732          0.907            22,807
                                                       2005      0.666          0.732            22,817
                                                       2004      0.574          0.666            22,828
                                                       2003      0.458          0.574            22,840
                                                       2002      0.626          0.458            22,854
                                                       2001      1.000          0.626            18,316

  LMPVPIII Large Cap Growth Subaccount (11/99).......  2006      0.947          0.975           185,933
                                                       2005      0.915          0.947           290,684
                                                       2004      0.926          0.915           280,446
                                                       2003      0.638          0.926           304,246
                                                       2002      0.861          0.638           314,292
                                                       2001      1.000          0.861           261,322

  LMPVPIII Large Cap Value Subaccount (11/99)........  2006      1.059          1.233           106,014
                                                       2005      1.010          1.059           115,169
                                                       2004      0.928          1.010           130,827
                                                       2003      0.739          0.928           143,039
                                                       2002      1.007          0.739           159,945
                                                       2001      1.000          1.007           133,560

  LMPVPIII Mid Cap Core Subaccount (11/99)...........  2006      1.414          1.598           116,456
                                                       2005      1.327          1.414           117,120
                                                       2004      1.221          1.327           139,054
                                                       2003      0.956          1.221           140,986
                                                       2002      1.201          0.956           170,504
                                                       2001      1.000          1.201           116,293

  LMPVPIII Money Market Subaccount (11/99)...........  2006      1.065          1.097            47,640
                                                       2005      1.052          1.065            50,261
                                                       2004      1.060          1.052            50,303
                                                       2003      1.070          1.060            50,347
                                                       2002      1.074          1.070           261,045
                                                       2001      1.000          1.074           429,755

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios IV
  LMPVPIV Multiple Discipline Subaccount-All Cap
  Growth and Value (10/02)...........................  2006      1.492          1.668            40,543
                                                       2005      1.440          1.492            40,543
                                                       2004      1.372          1.440            21,787
                                                       2003      1.061          1.372                --
                                                       2002      1.000          1.061                --

  LMPVPIV Multiple Discipline Subaccount-Balanced All
  Cap Growth and Value (10/02).......................  2006      1.321          1.436           131,093
                                                       2005      1.287          1.321           133,427
                                                       2004      1.245          1.287           133,489
                                                       2003      1.038          1.245           128,703
                                                       2002      1.000          1.038            11,625

  LMPVPIV Multiple Discipline Subaccount-Global All
  Cap Growth and Value (10/02).......................  2006      1.582          1.793            13,368
                                                       2005      1.508          1.582            13,393
                                                       2004      1.390          1.508            13,419
                                                       2003      1.074          1.390            13,448
                                                       2002      1.000          1.074                --

  LMPVPIV Multiple Discipline Subaccount-Large Cap
  Growth and Value (11/02)...........................  2006      1.453          1.605            36,352
                                                       2005      1.425          1.453            36,352
                                                       2004      1.357          1.425            26,947
                                                       2003      1.069          1.357                --
                                                       2002      1.000          1.069                --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2006      1.400          1.616                --
                                                       2005      1.378          1.400                --
                                                       2004      1.243          1.378                --
                                                       2003      1.000          1.243                --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2006      1.636          1.807            51,049
                                                       2005      1.536          1.636            64,733
                                                       2004      1.258          1.536            50,181
                                                       2003      1.000          1.258            44,319

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2006      0.947          1.002            35,730

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.271          1.355                --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2006      1.046          1.152         1,554,940

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      0.663          0.680            64,705

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2006      1.001          1.076           126,066

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2006      1.015          1.072                --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      0.982          0.971                --

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2006      1.307          1.298                --

  MIST MFS Value Subaccount (Class A) (4/06).........  2006      1.269          1.402                --

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2006      1.003          1.220           201,566

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2006      1.471          1.582                --

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.118          1.177                --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2006      1.404          1.455            54,184

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2006      1.003          1.029            33,372

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2006      0.603          0.588           166,896

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2006      1.196          1.242            65,987

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2006      0.727          0.747            51,444

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2006      0.832          0.844           214,405

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2006      1.330          1.364           177,571

  MSF MetLife Aggressive Allocation Subaccount
  (4/06).............................................  2006      1.002          1.060                --

  MSF MetLife Conservative Allocation Subaccount
  (4/06).............................................  2006      1.001          1.043                --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)..................................  2006      1.002          1.049                --

  MSF MetLife Moderate Allocation Subaccount (4/06)..  2006      1.002          1.054            67,850

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)..................................  2006      1.002          1.059                --

  MSF MFS Total Return Subaccount (Class F) (4/06)...  2006      1.393          1.489           370,563

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2006      0.996          1.051         1,582,905

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2006      0.998          1.069           407,590

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2006      1.127          1.117             9,383
                                                       2005      1.122          1.127           101,465
                                                       2004      1.046          1.122             9,383
                                                       2003      1.000          1.046                --

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2006      1.214          1.241           284,670
                                                       2005      1.204          1.214           350,967
                                                       2004      1.167          1.204           655,940
                                                       2003      1.129          1.167           668,500
                                                       2002      1.051          1.129           428,795
                                                       2001      1.000          1.051           133,797

Putnam Variable Trust
  Putnam VT Discovery Growth Subaccount (Class IB)
  (5/01).............................................  2006      0.810          0.885            11,362
                                                       2005      0.767          0.810            11,374
                                                       2004      0.724          0.767            11,387
                                                       2003      0.558          0.724            34,347
                                                       2002      0.805          0.558            35,744
                                                       2001      1.000          0.805            20,652

  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2006      1.108          1.393           114,334
                                                       2005      1.003          1.108            13,188
                                                       2004      0.877          1.003            13,200
                                                       2003      0.694          0.877            12,398
                                                       2002      0.856          0.694            12,408
                                                       2001      1.000          0.856            12,419

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2006      1.685          1.945            92,301
                                                       2005      1.599          1.685           120,081
                                                       2004      1.288          1.599            62,695
                                                       2003      0.874          1.288            65,416
                                                       2002      1.087          0.874            99,145
                                                       2001      1.000          1.087            19,095

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/01).............................................  2006      0.923          0.982                --
                                                       2005      0.862          0.923                --
                                                       2004      0.823          0.862                --
                                                       2003      0.646          0.823            19,478
                                                       2002      0.863          0.646                --
                                                       2001      1.000          0.863                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Equity Income Subaccount (11/99).........  2006      1.266          1.330                --
                                                       2005      1.231          1.266           206,627
                                                       2004      1.138          1.231           220,797
                                                       2003      0.882          1.138           263,231
                                                       2002      1.041          0.882           179,228
                                                       2001      1.000          1.041           147,790

  Travelers Large Cap Subaccount (11/99).............  2006      0.808          0.832                --
                                                       2005      0.755          0.808           172,921
                                                       2004      0.720          0.755           180,057
                                                       2003      0.587          0.720           179,411
                                                       2002      0.773          0.587           177,655
                                                       2001      1.000          0.773           129,126

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.077          1.145                --
                                                       2005      1.007          1.077                --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.031          1.035                --
                                                       2005      1.000          1.031                --

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.046          1.083                --
                                                       2005      1.000          1.046                --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.065          1.111                --
                                                       2005      0.999          1.065                --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05).....................  2006      1.037          1.058                --
                                                       2005      1.008          1.037                --

  Travelers Managed Income Subaccount (11/99)........  2006      1.208          1.196                --
                                                       2005      1.211          1.208            71,559
                                                       2004      1.196          1.211            79,135
                                                       2003      1.121          1.196            82,468
                                                       2002      1.115          1.121            92,965
                                                       2001      1.000          1.115            49,595

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      0.891          0.947                --
                                                       2005      0.808          0.891            18,532
                                                       2004      0.709          0.808            19,382
                                                       2003      0.594          0.709            19,501
                                                       2002      0.807          0.594            18,731
                                                       2001      1.000          0.807            60,196

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers MFS Mid Cap Growth Subaccount (5/00).....  2006      0.569          0.603                --
                                                       2005      0.561          0.569           164,440
                                                       2004      0.500          0.561            43,464
                                                       2003      0.371          0.500            39,281
                                                       2002      0.736          0.371            34,171
                                                       2001      0.849          0.736            29,507

  Travelers MFS Total Return Subaccount (11/99)......  2006      1.350          1.393                --
                                                       2005      1.332          1.350           503,733
                                                       2004      1.214          1.332           536,015
                                                       2003      1.059          1.214           539,413
                                                       2002      1.136          1.059           498,176
                                                       2001      1.000          1.136           418,483

  Travelers MFS Value Subaccount (7/04)..............  2006      1.174          1.269                --
                                                       2005      1.121          1.174                --
                                                       2004      0.994          1.121                --

  Travelers Mondrian International Stock Subaccount
  (5/00).............................................  2006      0.912          1.048                --
                                                       2005      0.846          0.912            23,507
                                                       2004      0.743          0.846            23,976
                                                       2003      0.587          0.743            24,841
                                                       2002      0.685          0.587            25,850
                                                       2001      0.893          0.685            25,867

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.386          1.471                --
                                                       2005      1.329          1.386                --
                                                       2004      1.215          1.329                --
                                                       2003      1.000          1.215                --

  Travelers Pioneer Mid Cap Value Subaccount (5/05)..  2006      1.062          1.118                --
                                                       2005      1.000          1.062                --

  Travelers Pioneer Strategic Income Subaccount
  (6/00).............................................  2006      1.390          1.404                --
                                                       2005      1.363          1.390            72,521
                                                       2004      1.248          1.363            15,251
                                                       2003      1.061          1.248            25,250
                                                       2002      1.018          1.061            27,197
                                                       2001      1.033          1.018             8,403

  Travelers Strategic Equity Subaccount (11/99)......  2006      0.734          0.766                --
                                                       2005      0.731          0.734            58,711
                                                       2004      0.674          0.731            95,314
                                                       2003      0.517          0.674           219,977
                                                       2002      0.790          0.517           213,950
                                                       2001      1.000          0.790           300,275

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)..................................  2006      1.136          1.307                --
                                                       2005      1.032          1.136                --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.108          1.271                --
                                                       2005      1.000          1.108                --

  Travelers Van Kampen Enterprise Subaccount
  (11/99)............................................  2006      0.701          0.727                --
                                                       2005      0.660          0.701            51,456
                                                       2004      0.646          0.660            51,474
                                                       2003      0.522          0.646            51,815
                                                       2002      0.752          0.522            53,325
                                                       2001      1.000          0.752            74,568

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (11/99).........................................  2006      0.775          0.785           258,010
                                                       2005      0.730          0.775           274,148
                                                       2004      0.693          0.730           274,208
                                                       2003      0.553          0.693           393,232
                                                       2002      0.832          0.553           393,325
                                                       2001      1.000          0.832           422,164

Variable Insurance Products Fund
  VIP Contrafund Subaccount (Service Class) (11/99)..  2006      1.328          1.458            25,365
                                                       2005      1.155          1.328            25,383
                                                       2004      1.017          1.155           117,221
                                                       2003      0.805          1.017           114,696
                                                       2002      0.903          0.805            36,293
                                                       2001      1.000          0.903            81,469

  VIP Mid Cap Subaccount (Service Class 2) (5/01)....  2006      1.763          1.950            38,034
                                                       2005      1.518          1.763            41,237
                                                       2004      1.237          1.518            44,749
                                                       2003      0.909          1.237            53,053
                                                       2002      1.027          0.909            16,792




                       SEPARATE ACCOUNT CHARGES 1.60% (B)


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Core Equity Subaccount (Series I) (4/06)..  2006      1.000          1.080            317,819

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  AIM V.I. Premier Equity Subaccount (Series I)
  (5/01).............................................  2006      0.808          0.849                 --
                                                       2005      0.777          0.808            612,796
                                                       2004      0.747          0.777            622,723
                                                       2003      0.607          0.747            669,878
                                                       2002      0.884          0.607            647,408
                                                       2001      1.000          0.884            672,046

AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.154          1.206                 --
                                                       2005      1.121          1.154            674,921
                                                       2004      1.024          1.121            683,668
                                                       2003      0.787          1.024            644,830
                                                       2002      1.000          0.787            210,350

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      0.747          0.730                 --
                                                       2005      0.661          0.747         14,626,122
                                                       2004      0.620          0.661         17,458,468
                                                       2003      0.511          0.620         20,231,448
                                                       2002      0.750          0.511         23,790,186
                                                       2001      0.923          0.750         29,036,887
                                                       2000      1.127          0.923         28,034,507
                                                       1999      1.000          1.127          5,273,207

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.229          1.457         19,776,634
                                                       2005      1.095          1.229         19,285,993
                                                       2004      0.980          1.095         19,534,649
                                                       2003      0.736          0.980         19,281,519
                                                       2002      0.877          0.736         18,146,401
                                                       2001      1.039          0.877         18,176,320
                                                       2000      1.301          1.039         17,191,023
                                                       1999      1.000          1.301          1,335,904

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.242          1.347         33,918,597
                                                       2005      1.086          1.242         36,160,240
                                                       2004      0.981          1.086         37,953,580
                                                       2003      0.728          0.981         39,131,474
                                                       2002      0.980          0.728         37,722,692
                                                       2001      1.217          0.980         38,023,813
                                                       2000      1.183          1.217         27,954,276
                                                       1999      1.000          1.183          4,513,981

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2006      1.310          1.485         29,002,433
                                                       2005      1.258          1.310         30,202,180
                                                       2004      1.158          1.258         31,453,754
                                                       2003      0.888          1.158         31,844,180
                                                       2002      1.105          0.888         29,371,372
                                                       2001      1.095          1.105         27,111,322
                                                       2000      1.031          1.095         18,696,964
                                                       1999      1.000          1.031          2,847,709

Capital Appreciation Fund
  Capital Appreciation Fund (5/00)...................  2006      0.669          0.662                 --
                                                       2005      0.575          0.669          2,658,924
                                                       2004      0.489          0.575          2,729,895
                                                       2003      0.398          0.489          2,896,937
                                                       2002      0.539          0.398          4,241,626
                                                       2001      0.741          0.539          5,279,528
                                                       2000      0.928          0.741          4,763,562

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/00).............................................  2006      2.320          3.029                 --
                                                       2005      2.200          2.320            285,298
                                                       2004      1.701          2.200            209,914
                                                       2003      1.290          1.701            223,691
                                                       2002      1.254          1.290            468,581
                                                       2001      1.171          1.254            208,173
                                                       2000      1.042          1.171            156,666

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.309          1.424                 --
                                                       2005      1.207          1.309            213,917
                                                       2004      1.074          1.207             62,688
                                                       2003      1.000          1.074                 --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)................................  2006      1.306          1.456                 --
                                                       2005      1.205          1.306            146,198
                                                       2004      1.067          1.205             47,630
                                                       2003      1.000          1.067             15,770

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2006      1.051          1.223          1,286,694
                                                       2005      1.028          1.051            727,079

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2006      0.861          0.921          4,382,956
                                                       2005      0.835          0.861          5,253,374
                                                       2004      0.761          0.835          6,096,216
                                                       2003      0.564          0.761          7,092,605
                                                       2002      0.803          0.564          7,343,903
                                                       2001      0.963          0.803          7,990,242
                                                       2000      1.172          0.963          7,481,600
                                                       1999      1.000          1.172          1,075,985

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.253          1.460                 --
                                                       2005      1.152          1.253          2,085,945
                                                       2004      1.039          1.152          1,872,962
                                                       2003      0.844          1.039          1,312,095
                                                       2002      1.000          0.844            528,176

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2006      2.226          2.806          1,367,536
                                                       2005      1.775          2.226            753,422
                                                       2004      1.446          1.775            431,376
                                                       2003      1.000          1.446            176,686

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2006      1.162          1.388          7,115,909
                                                       2005      1.071          1.162          6,722,221
                                                       2004      0.918          1.071          6,539,777
                                                       2003      0.706          0.918          6,430,070
                                                       2002      0.881          0.706          6,448,965
                                                       2001      1.065          0.881          6,421,300
                                                       2000      1.109          1.065          4,608,384
                                                       1999      1.000          1.109            940,873

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (6/02)...................................  2006      1.258          1.508                 --
                                                       2005      1.174          1.258            903,404
                                                       2004      1.028          1.174            248,943
                                                       2003      0.791          1.028            120,308
                                                       2002      0.980          0.791             31,749

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2006      0.491          0.547          4,945,933
                                                       2005      0.445          0.491          5,536,915
                                                       2004      0.375          0.445          6,040,871
                                                       2003      0.283          0.375          6,730,744
                                                       2002      0.400          0.283          7,940,507
                                                       2001      0.673          0.400         11,884,574
                                                       2000      1.000          0.673          9,173,879

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.544          1.733                 --
                                                       2005      1.508          1.544            561,389
                                                       2004      1.334          1.508            364,644
                                                       2003      1.000          1.334            186,971

Legg Mason Partners Investment Series
  LMPIS Dividend Strategy Subaccount (5/01)..........  2006      0.789          0.916            320,727
                                                       2005      0.804          0.789            349,010
                                                       2004      0.790          0.804            348,769
                                                       2003      0.650          0.790            341,967
                                                       2002      0.893          0.650            229,970
                                                       2001      1.000          0.893            144,460

  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2006      0.901          0.952            484,010
                                                       2005      0.861          0.901            509,518
                                                       2004      0.851          0.861            613,341
                                                       2003      0.644          0.851            761,598
                                                       2002      0.893          0.644          1,136,435
                                                       2001      1.000          0.893            480,035

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunties Subaccount
  (5/01).............................................  2006      1.134          1.259            484,102
                                                       2005      1.098          1.134            597,003
                                                       2004      0.965          1.098            551,177
                                                       2003      0.691          0.965            647,899
                                                       2002      0.944          0.691            719,832
                                                       2001      1.000          0.944             84,932

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2006      1.327          1.542          6,385,593
                                                       2005      1.296          1.327          7,391,810
                                                       2004      1.215          1.296          8,771,738
                                                       2003      0.888          1.215          9,793,869
                                                       2002      1.204          0.888         10,775,602
                                                       2001      1.201          1.204          8,547,628
                                                       2000      1.032          1.201          3,343,972
                                                       1999      1.000          1.032            144,350

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPI Investors Subaccount (Class I) (11/99)......  2006      1.218          1.418          2,786,619
                                                       2005      1.162          1.218          3,326,998
                                                       2004      1.069          1.162          4,126,063
                                                       2003      0.821          1.069          4,429,588
                                                       2002      1.084          0.821          4,799,603
                                                       2001      1.150          1.084          4,504,340
                                                       2000      1.014          1.150          1,547,583
                                                       1999      1.000          1.014            323,132

  LMPVPI Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2006      1.401          1.555          1,713,292
                                                       2005      1.357          1.401          2,032,093
                                                       2004      1.198          1.357          2,216,423
                                                       2003      0.817          1.198          2,308,032
                                                       2002      1.272          0.817          2,406,334
                                                       2001      1.394          1.272          2,141,864
                                                       2000      1.213          1.394          1,757,555
                                                       1999      1.000          1.213            334,378

Legg Mason Partners Variable Portfolios II
  LMPVPII Appreciation Subaccount (11/99)............  2006      1.057          1.194          7,080,051
                                                       2005      1.029          1.057          7,772,308
                                                       2004      0.962          1.029          9,010,428
                                                       2003      0.784          0.962          9,470,557
                                                       2002      0.966          0.784          8,688,026
                                                       2001      1.023          0.966          6,870,740
                                                       2000      1.043          1.023          4,390,631
                                                       1999      1.000          1.043          1,032,853

  LMPVPII Diversified Strategic Income Subaccount
  (11/99)............................................  2006      1.234          1.280          4,466,449
                                                       2005      1.223          1.234          4,917,449
                                                       2004      1.164          1.223          5,832,423
                                                       2003      1.058          1.164          6,154,468
                                                       2002      1.026          1.058          6,504,597
                                                       2001      1.010          1.026          6,858,336
                                                       2000      0.999          1.010          2,959,211
                                                       1999      1.000          0.999            315,232

  LMPVPII Equity Index Subaccount (Class II)
  (11/99)............................................  2006      0.875          0.991          5,326,021
                                                       2005      0.853          0.875          6,345,475
                                                       2004      0.786          0.853          7,817,980
                                                       2003      0.625          0.786          8,846,088
                                                       2002      0.818          0.625          9,715,715
                                                       2001      0.949          0.818          8,473,335
                                                       2000      1.063          0.949          4,565,965
                                                       1999      1.000          1.063          1,331,138

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPII Fundamental Value Subaccount (11/99).......  2006      1.344          1.545         10,037,608
                                                       2005      1.304          1.344         11,737,156
                                                       2004      1.224          1.304         14,278,728
                                                       2003      0.897          1.224         15,405,051
                                                       2002      1.158          0.897         15,584,731
                                                       2001      1.243          1.158         11,718,159
                                                       2000      1.048          1.243          2,753,940
                                                       1999      1.000          1.048            193,248

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount (9/03)..  2006      1.002          1.026            470,841
                                                       2005      0.994          1.002            740,724
                                                       2004      0.999          0.994            307,514
                                                       2003      1.000          0.999                 --

  LMPVPIII Aggressive Growth Subaccount (11/99)......  2006      1.356          1.452         18,304,360
                                                       2005      1.234          1.356         21,281,918
                                                       2004      1.141          1.234         25,400,804
                                                       2003      0.862          1.141         27,534,631
                                                       2002      1.300          0.862         27,508,553
                                                       2001      1.377          1.300         32,746,985
                                                       2000      1.209          1.377         15,970,239
                                                       1999      1.000          1.209          1,899,455

  LMPVPIII High Income Subaccount (11/99)............  2006      1.141          1.246          4,679,569
                                                       2005      1.130          1.141          5,167,125
                                                       2004      1.039          1.130          6,422,403
                                                       2003      0.828          1.039          7,008,707
                                                       2002      0.870          0.828          5,047,118
                                                       2001      0.918          0.870          4,622,624
                                                       2000      1.015          0.918          2,271,887
                                                       1999      1.000          1.015            431,806

  LMPVPIII International All Cap Growth Subaccount
  (11/99)............................................  2006      0.730          0.905          2,987,411
                                                       2005      0.664          0.730          3,163,838
                                                       2004      0.573          0.664          3,979,179
                                                       2003      0.457          0.573          4,545,607
                                                       2002      0.624          0.457          5,451,530
                                                       2001      0.922          0.624          6,861,761
                                                       2000      1.229          0.922          6,991,811
                                                       1999      1.000          1.229            456,157

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPIII Large Cap Growth Subaccount (11/99).......  2006      0.945          0.972         13,761,207
                                                       2005      0.912          0.945         15,420,659
                                                       2004      0.924          0.912         18,175,449
                                                       2003      0.636          0.924         19,715,753
                                                       2002      0.859          0.636         19,430,483
                                                       2001      0.998          0.859         20,224,489
                                                       2000      1.090          0.998         15,577,436
                                                       1999      1.000          1.090          2,543,458

  LMPVPIII Large Cap Value Subaccount (11/99)........  2006      1.056          1.229          7,416,823
                                                       2005      1.007          1.056          8,214,230
                                                       2004      0.925          1.007         10,081,023
                                                       2003      0.737          0.925         11,246,174
                                                       2002      1.004          0.737         11,266,892
                                                       2001      1.111          1.004         11,961,528
                                                       2000      0.998          1.111          6,078,392
                                                       1999      1.000          0.998            676,689

  LMPVPIII Mid Cap Core Subaccount (11/99)...........  2006      1.410          1.594          5,396,803
                                                       2005      1.323          1.410          6,513,491
                                                       2004      1.218          1.323          7,726,947
                                                       2003      0.953          1.218          8,410,792
                                                       2002      1.198          0.953          9,372,595
                                                       2001      1.352          1.198          9,076,242
                                                       2000      1.165          1.352          5,564,635
                                                       1999      1.000          1.165            583,087

  LMPVPIII Money Market Subaccount (11/99)...........  2006      1.062          1.093          9,887,362
                                                       2005      1.050          1.062          9,651,734
                                                       2004      1.057          1.050         12,246,592
                                                       2003      1.067          1.057         14,812,268
                                                       2002      1.071          1.067         24,649,125
                                                       2001      1.049          1.071         20,703,283
                                                       2000      1.005          1.049          9,983,343
                                                       1999      1.000          1.005          4,261,461

Legg Mason Partners Variable Portfolios IV
  LMPVPIV Multiple Discipline Subaccount-All Cap
  Growth and Value (10/02)...........................  2006      1.492          1.668          2,874,107
                                                       2005      1.440          1.492          3,922,862
                                                       2004      1.372          1.440          4,804,973
                                                       2003      1.061          1.372          4,292,958
                                                       2002      1.000          1.061            466,163

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPIV Multiple Discipline Subaccount-Balanced All
  Cap Growth and Value (10/02).......................  2006      1.321          1.436          2,425,611
                                                       2005      1.287          1.321          3,081,062
                                                       2004      1.245          1.287          3,093,149
                                                       2003      1.038          1.245          2,703,470
                                                       2002      1.000          1.038            371,070

  LMPVPIV Multiple Discipline Subaccount-Global All
  Cap Growth and Value (10/02).......................  2006      1.582          1.793            394,191
                                                       2005      1.508          1.582            605,025
                                                       2004      1.390          1.508            578,480
                                                       2003      1.074          1.390            340,044
                                                       2002      1.000          1.074            216,556

  LMPVPIV Multiple Discipline Subaccount-Large Cap
  Growth and Value (11/02)...........................  2006      1.453          1.605            561,836
                                                       2005      1.425          1.453            470,082
                                                       2004      1.357          1.425            526,905
                                                       2003      1.069          1.357            567,397
                                                       2002      1.000          1.069              9,113

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2006      1.400          1.616          1,079,868
                                                       2005      1.378          1.400            936,461
                                                       2004      1.243          1.378            809,362
                                                       2003      1.000          1.243            229,799

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2006      1.636          1.807          1,240,529
                                                       2005      1.536          1.636          1,372,077
                                                       2004      1.258          1.536            979,299
                                                       2003      1.000          1.258            495,913

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2006      0.944          1.000          3,997,351

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.271          1.355            142,969

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2006      1.048          1.154                 --

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      0.662          0.678          2,168,032

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2006      1.001          1.076          3,176,911

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2006      1.015          1.072            250,296

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      0.982          0.971            366,388

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2006      1.307          1.298             76,565

  MIST MFS Value Subaccount (Class A) (4/06).........  2006      1.269          1.402          1,201,313

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2006      1.003          1.220          1,148,222

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2006      1.471          1.582            131,639

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.118          1.177             40,153

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2006      1.402          1.452          1,028,046

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2006      1.003          1.029          1,282,676

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2006      0.601          0.587          6,129,204

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2006      1.193          1.238          3,875,048

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2006      0.725          0.745          2,486,801

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2006      0.830          0.841         12,075,524

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2006      1.326          1.361          4,497,198

  MSF MetLife Aggressive Allocation Subaccount
  (4/06).............................................  2006      1.002          1.060            486,418

  MSF MetLife Conservative Allocation Subaccount
  (4/06).............................................  2006      1.001          1.043          1,108,097

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)..................................  2006      1.002          1.049            707,013

  MSF MetLife Moderate Allocation Subaccount (4/06)..  2006      1.002          1.054          1,332,449

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)..................................  2006      1.002          1.059          1,135,681

  MSF MFS Total Return Subaccount (Class F) (4/06)...  2006      1.389          1.485         14,619,974

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2006      0.996          1.051             30,350

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2006      0.998          1.069          9,371,222

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2006      1.127          1.117          1,239,409
                                                       2005      1.122          1.127          1,537,058
                                                       2004      1.046          1.122          1,221,214
                                                       2003      1.000          1.046            462,507

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2006      1.214          1.241         13,091,146
                                                       2005      1.204          1.214         14,134,110
                                                       2004      1.167          1.204         14,780,009
                                                       2003      1.129          1.167         16,838,317
                                                       2002      1.051          1.129         18,004,391
                                                       2001      1.000          1.051          4,242,977

Putnam Variable Trust
  Putnam VT Discovery Growth Subaccount (Class IB)
  (5/01).............................................  2006      0.810          0.885            214,674
                                                       2005      0.767          0.810            177,501
                                                       2004      0.724          0.767            181,548
                                                       2003      0.558          0.724            175,579
                                                       2002      0.805          0.558            197,673
                                                       2001      1.000          0.805            124,658

  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2006      1.108          1.393          1,181,497
                                                       2005      1.003          1.108            986,287
                                                       2004      0.877          1.003          1,233,206
                                                       2003      0.694          0.877          1,354,191
                                                       2002      0.856          0.694          1,800,769
                                                       2001      1.000          0.856            749,754

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2006      1.685          1.945          1,747,195
                                                       2005      1.599          1.685          2,065,988
                                                       2004      1.288          1.599          1,944,449
                                                       2003      0.874          1.288          1,886,162
                                                       2002      1.087          0.874          2,220,650
                                                       2001      1.000          1.087            839,211

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/01).............................................  2006      0.923          0.982                 --
                                                       2005      0.862          0.923            425,111
                                                       2004      0.823          0.862            440,180
                                                       2003      0.646          0.823            497,831
                                                       2002      0.863          0.646            355,655
                                                       2001      1.000          0.863            295,944

  Travelers Equity Income Subaccount (11/99).........  2006      1.262          1.326                 --
                                                       2005      1.228          1.262          5,616,164
                                                       2004      1.135          1.228          5,913,660
                                                       2003      0.879          1.135          5,904,217
                                                       2002      1.038          0.879          5,817,969
                                                       2001      1.130          1.038          5,670,567
                                                       2000      1.052          1.130          3,655,356
                                                       1999      1.000          1.052            581,591

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Large Cap Subaccount (11/99).............  2006      0.805          0.830                 --
                                                       2005      0.753          0.805          4,571,202
                                                       2004      0.718          0.753          5,226,240
                                                       2003      0.585          0.718          5,685,645
                                                       2002      0.771          0.585          5,323,665
                                                       2001      0.947          0.771          6,056,750
                                                       2000      1.125          0.947          4,871,712
                                                       1999      1.000          1.125            715,311

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.077          1.145                 --
                                                       2005      1.007          1.077                 --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.031          1.035                 --
                                                       2005      1.000          1.031            501,967

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.046          1.083                 --
                                                       2005      1.000          1.046            312,286

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.065          1.111                 --
                                                       2005      0.999          1.065            293,220

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05).....................  2006      1.037          1.058                 --
                                                       2005      1.008          1.037            642,758

  Travelers Managed Income Subaccount (11/99)........  2006      1.205          1.193                 --
                                                       2005      1.207          1.205          4,916,899
                                                       2004      1.193          1.207          5,275,822
                                                       2003      1.118          1.193          5,866,646
                                                       2002      1.112          1.118          6,368,871
                                                       2001      1.058          1.112          5,448,475
                                                       2000      0.997          1.058          1,590,702
                                                       1999      1.000          0.997            346,462

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      0.889          0.944                 --
                                                       2005      0.806          0.889          4,211,631
                                                       2004      0.707          0.806          4,709,694
                                                       2003      0.593          0.707          5,233,477
                                                       2002      0.805          0.593          5,820,389
                                                       2001      1.055          0.805          6,519,866
                                                       2000      1.135          1.055          5,293,596
                                                       1999      1.000          1.135            648,369

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers MFS Mid Cap Growth Subaccount (5/00).....  2006      0.568          0.601                 --
                                                       2005      0.560          0.568          7,662,188
                                                       2004      0.499          0.560          1,478,253
                                                       2003      0.370          0.499          1,596,673
                                                       2002      0.735          0.370          1,768,966
                                                       2001      0.978          0.735          1,549,655
                                                       2000      0.929          0.978            805,876

  Travelers MFS Total Return Subaccount (11/99)......  2006      1.346          1.389                 --
                                                       2005      1.328          1.346         16,014,386
                                                       2004      1.211          1.328         18,088,224
                                                       2003      1.056          1.211         18,653,914
                                                       2002      1.132          1.056         17,726,342
                                                       2001      1.151          1.132         15,105,160
                                                       2000      1.002          1.151          6,755,149
                                                       1999      1.000          1.002            421,734

  Travelers MFS Value Subaccount (7/04)..............  2006      1.174          1.269                 --
                                                       2005      1.121          1.174            347,774
                                                       2004      0.994          1.121            187,778

  Travelers Mondrian International Stock Subaccount
  (5/00).............................................  2006      0.910          1.046                 --
                                                       2005      0.845          0.910          1,296,681
                                                       2004      0.742          0.845          1,560,195
                                                       2003      0.586          0.742            740,372
                                                       2002      0.684          0.586            456,329
                                                       2001      0.942          0.684            559,918
                                                       2000      0.957          0.942            154,822

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.386          1.471                 --
                                                       2005      1.329          1.386             62,762
                                                       2004      1.215          1.329             61,089
                                                       2003      1.000          1.215             39,407

  Travelers Pioneer Mid Cap Value Subaccount (5/05)..  2006      1.062          1.118                 --
                                                       2005      1.000          1.062             24,552

  Travelers Pioneer Strategic Income Subaccount
  (6/00).............................................  2006      1.388          1.402                 --
                                                       2005      1.360          1.388            954,234
                                                       2004      1.246          1.360            173,019
                                                       2003      1.059          1.246             70,780
                                                       2002      1.016          1.059             74,246
                                                       2001      0.991          1.016            299,331
                                                       2000      0.994          0.991             74,942

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Strategic Equity Subaccount (11/99)......  2006      0.732          0.764                 --
                                                       2005      0.729          0.732         10,540,702
                                                       2004      0.672          0.729         12,016,100
                                                       2003      0.515          0.672         13,185,712
                                                       2002      0.788          0.515         14,018,634
                                                       2001      0.925          0.788         18,452,438
                                                       2000      1.149          0.925         15,213,070
                                                       1999      1.000          1.149          2,482,793

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)..................................  2006      1.136          1.307                 --
                                                       2005      1.032          1.136                 --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.108          1.271                 --
                                                       2005      1.000          1.108                 --

  Travelers Van Kampen Enterprise Subaccount
  (11/99)............................................  2006      0.699          0.725                 --
                                                       2005      0.658          0.699          2,790,814
                                                       2004      0.644          0.658          3,291,418
                                                       2003      0.521          0.644          3,585,079
                                                       2002      0.749          0.521          3,895,303
                                                       2001      0.967          0.749          4,424,482
                                                       2000      1.152          0.967          4,320,274
                                                       1999      1.000          1.152            436,721

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (11/99).........................................  2006      0.773          0.783          9,517,889
                                                       2005      0.728          0.773         11,458,639
                                                       2004      0.691          0.728         13,673,152
                                                       2003      0.551          0.691         16,133,329
                                                       2002      0.830          0.551         18,222,088
                                                       2001      1.231          0.830         21,447,162
                                                       2000      1.392          1.231         20,721,308
                                                       1999      1.000          1.392          4,621,812

Variable Insurance Products Fund
  VIP Contrafund Subaccount (Service Class) (11/99)..  2006      1.324          1.454          8,624,885
                                                       2005      1.151          1.324          9,121,839
                                                       2004      1.014          1.151          8,727,904
                                                       2003      0.803          1.014          8,962,714
                                                       2002      0.901          0.803          9,326,096
                                                       2001      1.045          0.901          9,656,771
                                                       2000      1.138          1.045         10,233,244
                                                       1999      1.000          1.138          3,185,580

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  VIP Mid Cap Subaccount (Service Class 2) (5/01)....  2006      1.763          1.950          1,788,070
                                                       2005      1.518          1.763          1,983,789
                                                       2004      1.237          1.518          1,776,115
                                                       2003      0.909          1.237          1,361,791
                                                       2002      1.027          0.909            910,419




                         SEPARATE ACCOUNT CHARGES 1.65%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Core Equity Subaccount (Series I) (4/06)..  2006      1.000          1.080                --

  AIM V.I. Premier Equity Subaccount (Series I)
  (5/01).............................................  2006      1.204          1.265                --
                                                       2005      1.159          1.204                --
                                                       2004      1.114          1.159                --
                                                       2003      1.000          1.114                --

AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.263          1.320                --
                                                       2005      1.227          1.263            29,292
                                                       2004      1.122          1.227             9,015
                                                       2003      1.000          1.122                --

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.318          1.288                --
                                                       2005      1.167          1.318            14,223
                                                       2004      1.095          1.167                --
                                                       2003      1.000          1.095                --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.490          1.765           818,557
                                                       2005      1.328          1.490           855,094
                                                       2004      1.189          1.328           285,553
                                                       2003      1.000          1.189            76,218

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.456          1.578         2,323,601
                                                       2005      1.274          1.456         2,193,349
                                                       2004      1.151          1.274           925,645
                                                       2003      1.000          1.151           272,019

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2006      1.298          1.471         2,230,112
                                                       2005      1.247          1.298         2,413,867
                                                       2004      1.149          1.247         1,228,864
                                                       2003      1.000          1.149           114,363

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Capital Appreciation Fund
  Capital Appreciation Fund (5/00)...................  2006      1.567          1.551                --
                                                       2005      1.348          1.567            13,149
                                                       2004      1.147          1.348                --
                                                       2003      1.000          1.147                --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/00).............................................  2006      1.560          2.035                --
                                                       2005      1.480          1.560            40,633
                                                       2004      1.145          1.480                --
                                                       2003      1.000          1.145                --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.308          1.422                --
                                                       2005      1.207          1.308                --
                                                       2004      1.074          1.207                --
                                                       2003      1.000          1.074                --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)................................  2006      1.305          1.454                --
                                                       2005      1.205          1.305            11,074
                                                       2004      1.067          1.205                --
                                                       2003      1.050          1.067                --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2006      1.051          1.222            14,658
                                                       2005      1.028          1.051            14,677

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2006      1.350          1.443            48,350
                                                       2005      1.310          1.350            53,082
                                                       2004      1.194          1.310             6,435
                                                       2003      1.000          1.194                --

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.348          1.570                --
                                                       2005      1.240          1.348           106,153
                                                       2004      1.119          1.240            58,171
                                                       2003      1.000          1.119            15,016

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2006      1.945          2.451            22,245
                                                       2005      1.552          1.945            28,839
                                                       2004      1.265          1.552             9,075
                                                       2003      1.000          1.265                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2006      1.488          1.777           631,890
                                                       2005      1.373          1.488           559,313
                                                       2004      1.177          1.373           145,525
                                                       2003      1.000          1.177             6,581

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (6/02)...................................  2006      1.421          1.703                --
                                                       2005      1.327          1.421            83,892
                                                       2004      1.163          1.327                --
                                                       2003      1.000          1.163                --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2006      1.493          1.665            91,573
                                                       2005      1.355          1.493            47,020
                                                       2004      1.144          1.355            12,979
                                                       2003      1.000          1.144                --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.358          1.524                --
                                                       2005      1.328          1.358           131,766
                                                       2004      1.175          1.328           132,634
                                                       2003      1.000          1.175                --

Legg Mason Partners Investment Series
  LMPIS Dividend Strategy Subaccount (5/01)..........  2006      1.101          1.278            66,314
                                                       2005      1.122          1.101            66,759
                                                       2004      1.103          1.122            16,895
                                                       2003      1.000          1.103             9,413

  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2006      1.220          1.288                --
                                                       2005      1.167          1.220                --
                                                       2004      1.153          1.167                --
                                                       2003      1.000          1.153                --

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunties Subaccount
  (5/01).............................................  2006      1.451          1.611             1,849
                                                       2005      1.406          1.451            12,567
                                                       2004      1.237          1.406             1,998
                                                       2003      1.000          1.237                --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2006      1.278          1.485            45,872
                                                       2005      1.248          1.278            46,309
                                                       2004      1.172          1.248            46,775
                                                       2003      1.000          1.172                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPI Investors Subaccount (Class I) (11/99)......  2006      1.307          1.520           134,186
                                                       2005      1.247          1.307           134,616
                                                       2004      1.149          1.247            45,124
                                                       2003      1.000          1.149             4,620

  LMPVPI Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2006      1.447          1.605           201,504
                                                       2005      1.402          1.447           275,633
                                                       2004      1.239          1.402            79,221
                                                       2003      1.000          1.239            23,027

Legg Mason Partners Variable Portfolios II
  LMPVPII Appreciation Subaccount (11/99)............  2006      1.231          1.390           599,388
                                                       2005      1.200          1.231           619,523
                                                       2004      1.121          1.200           134,945
                                                       2003      1.000          1.121             4,692

  LMPVPII Diversified Strategic Income Subaccount
  (11/99)............................................  2006      1.122          1.163            43,450
                                                       2005      1.112          1.122            43,467
                                                       2004      1.059          1.112            43,484
                                                       2003      1.000          1.059               210

  LMPVPII Equity Index Subaccount (Class II)
  (11/99)............................................  2006      1.258          1.425           214,579
                                                       2005      1.227          1.258           405,906
                                                       2004      1.132          1.227            18,984
                                                       2003      1.000          1.132            18,984

  LMPVPII Fundamental Value Subaccount (11/99).......  2006      1.284          1.476           308,877
                                                       2005      1.246          1.284           313,762
                                                       2004      1.171          1.246           129,712
                                                       2003      1.000          1.171            32,521

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount (9/03)..  2006      1.001          1.025            31,023
                                                       2005      0.994          1.001            31,029
                                                       2004      0.999          0.994            31,036
                                                       2003      1.000          0.999                --

  LMPVPIII Aggressive Growth Subaccount (11/99)......  2006      1.351          1.446           473,159
                                                       2005      1.230          1.351           393,060
                                                       2004      1.138          1.230           272,936
                                                       2003      1.000          1.138            12,684

  LMPVPIII High Income Subaccount (11/99)............  2006      1.210          1.320           510,187
                                                       2005      1.198          1.210           520,291
                                                       2004      1.103          1.198           455,720
                                                       2003      1.000          1.103            38,218

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPIII International All Cap Growth Subaccount
  (11/99)............................................  2006      1.498          1.854                --
                                                       2005      1.363          1.498                --
                                                       2004      1.176          1.363                --
                                                       2003      1.000          1.176                --

  LMPVPIII Large Cap Growth Subaccount (11/99).......  2006      1.196          1.231           226,289
                                                       2005      1.156          1.196           267,693
                                                       2004      1.171          1.156            93,001
                                                       2003      1.000          1.171             8,693

  LMPVPIII Large Cap Value Subaccount (11/99)........  2006      1.310          1.524                --
                                                       2005      1.250          1.310                --
                                                       2004      1.149          1.250                --
                                                       2003      1.000          1.149                --

  LMPVPIII Mid Cap Core Subaccount (11/99)...........  2006      1.343          1.516            38,354
                                                       2005      1.260          1.343           252,410
                                                       2004      1.160          1.260            28,139
                                                       2003      1.000          1.160             3,339

  LMPVPIII Money Market Subaccount (11/99)...........  2006      0.999          1.028            90,227
                                                       2005      0.988          0.999            90,227
                                                       2004      0.996          0.988            10,361
                                                       2003      1.000          0.996           124,217

Legg Mason Partners Variable Portfolios IV
  LMPVPIV Multiple Discipline Subaccount-All Cap
  Growth and Value (10/02)...........................  2006      1.228          1.372         1,270,516
                                                       2005      1.186          1.228         1,350,277
                                                       2004      1.131          1.186         1,236,377
                                                       2003      1.000          1.131           308,447

  LMPVPIV Multiple Discipline Subaccount-Balanced All
  Cap Growth and Value (10/02).......................  2006      1.155          1.256           345,518
                                                       2005      1.127          1.155           374,750
                                                       2004      1.091          1.127           370,676
                                                       2003      1.000          1.091           100,086

  LMPVPIV Multiple Discipline Subaccount-Global All
  Cap Growth and Value (10/02).......................  2006      1.298          1.471           268,743
                                                       2005      1.238          1.298           708,403
                                                       2004      1.142          1.238           223,979
                                                       2003      1.000          1.142                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPIV Multiple Discipline Subaccount-Large Cap
  Growth and Value (11/02)...........................  2006      1.202          1.328           374,105
                                                       2005      1.180          1.202           370,405
                                                       2004      1.124          1.180           115,972
                                                       2003      1.000          1.124             7,079

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2006      1.286          1.483           207,320
                                                       2005      1.266          1.286           207,557
                                                       2004      1.142          1.266           101,869
                                                       2003      1.000          1.142                --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2006      1.504          1.660           191,484
                                                       2005      1.413          1.504           179,170
                                                       2004      1.158          1.413            95,984
                                                       2003      1.000          1.158                --

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2006      1.456          1.541                --

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.271          1.354           105,120

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2006      1.635          1.801            37,222

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.551          1.589            13,144

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2006      1.001          1.075           235,684

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2006      1.015          1.072                --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.358          1.341                --

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2006      1.307          1.297                --

  MIST MFS Value Subaccount (Class A) (4/06).........  2006      1.267          1.400            88,544

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2006      1.003          1.220            68,320

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2006      1.365          1.467            14,106

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.117          1.176                --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2006      1.214          1.258           269,360

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2006      1.003          1.028           277,734

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2006      1.365          1.332            30,287

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2006      1.030          1.068            80,598

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2006      1.271          1.306                --

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2006      1.299          1.316             5,208

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2006      1.324          1.357            29,368

  MSF MetLife Aggressive Allocation Subaccount
  (4/06).............................................  2006      1.002          1.060            48,825

  MSF MetLife Conservative Allocation Subaccount
  (4/06).............................................  2006      1.001          1.042                --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)..................................  2006      1.002          1.049                --

  MSF MetLife Moderate Allocation Subaccount (4/06)..  2006      1.002          1.054                --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)..................................  2006      1.002          1.059           165,906

  MSF MFS Total Return Subaccount (Class F) (4/06)...  2006      1.238          1.323           457,167

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2006      0.996          1.051           320,188

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2006      0.998          1.068            19,817

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2006      1.127          1.116            47,079
                                                       2005      1.122          1.127            49,662
                                                       2004      1.048          1.122            59,583
                                                       2003      1.000          1.048             8,722

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2006      1.067          1.090           524,630
                                                       2005      1.059          1.067           380,657
                                                       2004      1.026          1.059           232,845
                                                       2003      1.000          1.026            14,929

Putnam Variable Trust
  Putnam VT Discovery Growth Subaccount (Class IB)
  (5/01).............................................  2006      1.259          1.376                --
                                                       2005      1.193          1.259                --
                                                       2004      1.128          1.193                --
                                                       2003      1.000          1.128                --

  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2006      1.491          1.874                --
                                                       2005      1.351          1.491                --
                                                       2004      1.182          1.351                --
                                                       2003      1.000          1.182                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2006      1.619          1.868            23,539
                                                       2005      1.537          1.619             9,448
                                                       2004      1.238          1.537             8,411
                                                       2003      1.000          1.238                --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/01).............................................  2006      1.276          1.358                --
                                                       2005      1.193          1.276                --
                                                       2004      1.138          1.193                --
                                                       2003      1.000          1.138                --

  Travelers Equity Income Subaccount (11/99).........  2006      1.260          1.324                --
                                                       2005      1.226          1.260            29,181
                                                       2004      1.134          1.226            49,924
                                                       2003      1.000          1.134            11,270

  Travelers Large Cap Subaccount (11/99).............  2006      1.260          1.299                --
                                                       2005      1.179          1.260                --
                                                       2004      1.125          1.179                --
                                                       2003      1.000          1.125                --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.077          1.145                --
                                                       2005      1.007          1.077            42,718

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.030          1.034                --
                                                       2005      1.000          1.030                --

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.046          1.083                --
                                                       2005      1.000          1.046                --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.064          1.110                --
                                                       2005      0.999          1.064           206,728

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05).....................  2006      1.037          1.057                --
                                                       2005      1.008          1.037                --

  Travelers Managed Income Subaccount (11/99)........  2006      1.040          1.030                --
                                                       2005      1.043          1.040            80,598
                                                       2004      1.031          1.043            80,598
                                                       2003      1.000          1.031            70,293

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      1.371          1.456                --
                                                       2005      1.244          1.371                --
                                                       2004      1.091          1.244                --
                                                       2003      1.000          1.091                --

  Travelers MFS Mid Cap Growth Subaccount (5/00).....  2006      1.290          1.365                --
                                                       2005      1.272          1.290            11,949
                                                       2004      1.134          1.272                --
                                                       2003      1.000          1.134                --

  Travelers MFS Total Return Subaccount (11/99)......  2006      1.200          1.238                --
                                                       2005      1.185          1.200           554,230
                                                       2004      1.080          1.185           137,796
                                                       2003      1.000          1.080            19,332

  Travelers MFS Value Subaccount (7/04)..............  2006      1.173          1.267                --
                                                       2005      1.120          1.173            89,467
                                                       2004      0.993          1.120                --

  Travelers Mondrian International Stock Subaccount
  (5/00).............................................  2006      1.423          1.635                --
                                                       2005      1.321          1.423            35,399
                                                       2004      1.160          1.321            33,057
                                                       2003      1.000          1.160             3,089

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.286          1.365                --
                                                       2005      1.234          1.286            14,582
                                                       2004      1.129          1.234            12,386
                                                       2003      1.000          1.129                --

  Travelers Pioneer Mid Cap Value Subaccount (5/05)..  2006      1.062          1.117                --
                                                       2005      1.000          1.062                --

  Travelers Pioneer Strategic Income Subaccount
  (6/00).............................................  2006      1.203          1.214                --
                                                       2005      1.179          1.203           413,524
                                                       2004      1.081          1.179           334,613
                                                       2003      1.000          1.081                --

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.217          1.270                --
                                                       2005      1.213          1.217             5,336
                                                       2004      1.118          1.213             5,345
                                                       2003      1.000          1.118             5,347

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)..................................  2006      1.135          1.307                --
                                                       2005      1.032          1.135                --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.108          1.271                --
                                                       2005      1.000          1.108                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Van Kampen Enterprise Subaccount
  (11/99)............................................  2006      1.225          1.271                --
                                                       2005      1.155          1.225                --
                                                       2004      1.130          1.155                --
                                                       2003      1.000          1.130                --

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (11/99).........................................  2006      1.249          1.264           292,462
                                                       2005      1.176          1.249           231,197
                                                       2004      1.117          1.176                --
                                                       2003      1.000          1.117                --

Variable Insurance Products Fund
  VIP Contrafund Subaccount (Service Class) (11/99)..  2006      1.490          1.636           808,956
                                                       2005      1.297          1.490           538,450
                                                       2004      1.143          1.297           258,331
                                                       2003      1.000          1.143            25,783

  VIP Mid Cap Subaccount (Service Class 2) (5/01)....  2006      1.708          1.889           343,524
                                                       2005      1.471          1.708           284,045
                                                       2004      1.200          1.471           164,788
                                                       2003      1.000          1.200            47,679




                       SEPARATE ACCOUNT CHARGES 1.80% (A)


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Core Equity Subaccount (Series I) (4/06)..  2006      1.000          1.078            17,348

  AIM V.I. Premier Equity Subaccount (Series I)
  (5/01).............................................  2006      1.276          1.339                --
                                                       2005      1.229          1.276            12,608
                                                       2004      1.183          1.229            12,240
                                                       2003      0.963          1.183            11,651
                                                       2002      1.000          0.963                --

AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.399          1.462                --
                                                       2005      1.362          1.399           160,194
                                                       2004      1.247          1.362           158,670
                                                       2003      0.960          1.247           158,430
                                                       2002      1.000          0.960                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.378          1.345                --
                                                       2005      1.222          1.378           343,889
                                                       2004      1.148          1.222           335,426
                                                       2003      0.948          1.148           303,021
                                                       2002      1.000          0.948                --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.634          1.932           594,758
                                                       2005      1.458          1.634           423,223
                                                       2004      1.308          1.458           391,637
                                                       2003      0.984          1.308           331,023
                                                       2002      1.000          0.984                --

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.628          1.762         2,801,814
                                                       2005      1.426          1.628         2,685,092
                                                       2004      1.291          1.426         2,613,580
                                                       2003      0.961          1.291         2,130,194
                                                       2002      1.000          0.961                --

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2006      1.424          1.611         2,774,071
                                                       2005      1.370          1.424         2,824,669
                                                       2004      1.263          1.370         2,800,733
                                                       2003      0.971          1.263         2,191,185
                                                       2002      1.000          0.971                --

Capital Appreciation Fund
  Capital Appreciation Fund (5/00)...................  2006      1.619          1.601                --
                                                       2005      1.395          1.619           244,334
                                                       2004      1.188          1.395           245,288
                                                       2003      0.968          1.188           238,033
                                                       2002      1.000          0.968                --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/00).............................................  2006      1.798          2.342                --
                                                       2005      1.708          1.798           239,775
                                                       2004      1.323          1.708           260,396
                                                       2003      1.005          1.323           259,814
                                                       2002      1.000          1.005                --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.304          1.417                --
                                                       2005      1.205          1.304            29,277
                                                       2004      1.074          1.205             4,023
                                                       2003      1.000          1.074                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)................................  2006      1.301          1.449                --
                                                       2005      1.203          1.301            25,709
                                                       2004      1.067          1.203            27,414
                                                       2003      1.000          1.067                --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2006      1.050          1.219           184,947
                                                       2005      1.028          1.050                --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2006      1.472          1.571           232,708
                                                       2005      1.430          1.472           233,188
                                                       2004      1.306          1.430           235,507
                                                       2003      0.969          1.306           274,176
                                                       2002      1.000          0.969                --

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.468          1.707                --
                                                       2005      1.352          1.468           425,632
                                                       2004      1.222          1.352           461,125
                                                       2003      0.994          1.222           352,384
                                                       2002      1.000          0.994                --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2006      2.214          2.785           174,027
                                                       2005      1.769          2.214           151,462
                                                       2004      1.444          1.769           148,057
                                                       2003      1.000          1.444            80,388

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2006      1.618          1.930           464,250
                                                       2005      1.495          1.618           434,471
                                                       2004      1.284          1.495           359,092
                                                       2003      0.989          1.284           277,388
                                                       2002      1.000          0.989                --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (6/02)...................................  2006      1.544          1.848                --
                                                       2005      1.444          1.544           140,590
                                                       2004      1.267          1.444           128,602
                                                       2003      0.977          1.267            91,055
                                                       2002      1.000          0.977                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2006      1.694          1.885           149,607
                                                       2005      1.540          1.694           148,014
                                                       2004      1.301          1.540           101,124
                                                       2003      0.983          1.301            98,450
                                                       2002      1.000          0.983                --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.536          1.720                --
                                                       2005      1.503          1.536           169,292
                                                       2004      1.332          1.503           157,360
                                                       2003      1.000          1.332           131,801

Legg Mason Partners Investment Series
  LMPIS Dividend Strategy Subaccount (5/01)..........  2006      1.163          1.347            47,542
                                                       2005      1.186          1.163            75,697
                                                       2004      1.168          1.186            75,714
                                                       2003      0.963          1.168            75,729
                                                       2002      1.000          0.963                --

  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2006      1.336          1.408            20,304
                                                       2005      1.279          1.336            54,915
                                                       2004      1.266          1.279            72,418
                                                       2003      0.960          1.266            58,660
                                                       2002      1.000          0.960                --

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunties Subaccount
  (5/01).............................................  2006      1.590          1.763            36,433
                                                       2005      1.543          1.590           121,679
                                                       2004      1.359          1.543           150,826
                                                       2003      0.975          1.359           165,350
                                                       2002      1.000          0.975                --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2006      1.425          1.653           417,242
                                                       2005      1.395          1.425           396,412
                                                       2004      1.311          1.395           470,075
                                                       2003      0.960          1.311           460,823
                                                       2002      1.000          0.960                --

  LMPVPI Investors Subaccount (Class I) (11/99)......  2006      1.413          1.642           168,886
                                                       2005      1.351          1.413           192,356
                                                       2004      1.246          1.351           200,936
                                                       2003      0.959          1.246            39,902
                                                       2002      1.000          0.959                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPI Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2006      1.652          1.830           184,956
                                                       2005      1.604          1.652           177,985
                                                       2004      1.418          1.604           175,643
                                                       2003      0.970          1.418            69,052
                                                       2002      1.000          0.970                --

Legg Mason Partners Variable Portfolios II
  LMPVPII Appreciation Subaccount (11/99)............  2006      1.308          1.475           633,084
                                                       2005      1.277          1.308           646,275
                                                       2004      1.195          1.277           665,648
                                                       2003      0.977          1.195           595,688
                                                       2002      1.000          0.977                --

  LMPVPII Diversified Strategic Income Subaccount
  (11/99)............................................  2006      1.171          1.212           103,283
                                                       2005      1.162          1.171           356,545
                                                       2004      1.109          1.162           384,855
                                                       2003      1.010          1.109           387,976
                                                       2002      1.000          1.010                --

  LMPVPII Equity Index Subaccount (Class II)
  (11/99)............................................  2006      1.345          1.521           674,343
                                                       2005      1.314          1.345           666,600
                                                       2004      1.213          1.314           741,960
                                                       2003      0.967          1.213           721,895
                                                       2002      1.000          0.967                --

  LMPVPII Fundamental Value Subaccount (11/99).......  2006      1.439          1.650           560,360
                                                       2005      1.398          1.439           740,959
                                                       2004      1.315          1.398           788,242
                                                       2003      0.966          1.315           689,484
                                                       2002      1.000          0.966                --

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount (9/03)..  2006      0.997          1.020           207,989
                                                       2005      0.992          0.997             2,098
                                                       2004      0.998          0.992            12,394
                                                       2003      1.000          0.998             2,100

  LMPVPIII Aggressive Growth Subaccount (11/99)......  2006      1.488          1.590         1,283,400
                                                       2005      1.357          1.488         1,364,535
                                                       2004      1.256          1.357         1,404,790
                                                       2003      0.951          1.256         1,087,857
                                                       2002      1.000          0.951                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPIII High Income Subaccount (11/99)............  2006      1.379          1.504         1,036,854
                                                       2005      1.369          1.379         1,239,744
                                                       2004      1.262          1.369         1,262,902
                                                       2003      1.007          1.262         1,143,869
                                                       2002      1.000          1.007                --

  LMPVPIII International All Cap Growth Subaccount
  (11/99)............................................  2006      1.568          1.938            20,922
                                                       2005      1.429          1.568            21,012
                                                       2004      1.234          1.429            21,026
                                                       2003      0.986          1.234            12,763
                                                       2002      1.000          0.986                --

  LMPVPIII Large Cap Growth Subaccount (11/99).......  2006      1.397          1.435           261,922
                                                       2005      1.352          1.397           318,471
                                                       2004      1.371          1.352           397,009
                                                       2003      0.946          1.371           293,892
                                                       2002      1.000          0.946                --

  LMPVPIII Large Cap Value Subaccount (11/99)........  2006      1.380          1.604                --
                                                       2005      1.320          1.380                --
                                                       2004      1.215          1.320                --
                                                       2003      0.969          1.215                --
                                                       2002      1.000          0.969                --

  LMPVPIII Mid Cap Core Subaccount (11/99)...........  2006      1.436          1.620           193,270
                                                       2005      1.350          1.436           212,365
                                                       2004      1.245          1.350           213,334
                                                       2003      0.977          1.245           179,023
                                                       2002      1.000          0.977                --

  LMPVPIII Money Market Subaccount (11/99)...........  2006      0.989          1.016           455,127
                                                       2005      0.979          0.989           610,767
                                                       2004      0.988          0.979           735,221
                                                       2003      1.000          0.988           597,608
                                                       2002      1.000          1.000                --

Legg Mason Partners Variable Portfolios IV
  LMPVPIV Multiple Discipline Subaccount-All Cap
  Growth and Value (10/02)...........................  2006      1.355          1.512         1,478,819
                                                       2005      1.311          1.355         1,807,103
                                                       2004      1.251          1.311         1,973,412
                                                       2003      0.969          1.251         1,578,436
                                                       2002      1.000          0.969                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPIV Multiple Discipline Subaccount-Balanced All
  Cap Growth and Value (10/02).......................  2006      1.239          1.345         1,687,559
                                                       2005      1.210          1.239         1,669,648
                                                       2004      1.173          1.210         1,667,278
                                                       2003      0.980          1.173         1,220,235
                                                       2002      1.000          0.980                --

  LMPVPIV Multiple Discipline Subaccount-Global All
  Cap Growth and Value (10/02).......................  2006      1.410          1.595           209,048
                                                       2005      1.347          1.410           225,231
                                                       2004      1.244          1.347           225,311
                                                       2003      0.963          1.244           300,233
                                                       2002      1.000          0.963                --

  LMPVPIV Multiple Discipline Subaccount-Large Cap
  Growth and Value (11/02)...........................  2006      1.299          1.433           665,001
                                                       2005      1.277          1.299           718,545
                                                       2004      1.218          1.277           748,544
                                                       2003      0.962          1.218           529,593
                                                       2002      1.000          0.962                --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2006      1.393          1.604           405,915
                                                       2005      1.373          1.393           375,409
                                                       2004      1.241          1.373           347,456
                                                       2003      1.000          1.241           331,917

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2006      1.627          1.793           284,527
                                                       2005      1.531          1.627           358,390
                                                       2004      1.256          1.531           329,638
                                                       2003      1.000          1.256           158,082

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2006      1.539          1.628            17,599

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.269          1.351            17,638

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2006      1.035          1.139           573,755

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.601          1.640           253,919

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2006      1.001          1.074           504,236

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2006      1.015          1.071            35,959

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.460          1.440           126,872

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2006      1.305          1.294             7,621

  MIST MFS Value Subaccount (Class A) (4/06).........  2006      1.264          1.395           206,971

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2006      1.003          1.218           448,086

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2006      1.462          1.570            39,520

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.116          1.173                --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2006      1.326          1.371           172,003

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2006      1.003          1.027           322,776

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2006      1.573          1.533           147,439

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2006      1.075          1.115           863,830

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2006      1.336          1.371             1,828

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2006      1.361          1.378           319,211

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2006      1.436          1.471           412,381

  MSF MetLife Aggressive Allocation Subaccount
  (4/06).............................................  2006      1.002          1.059                --

  MSF MetLife Conservative Allocation Subaccount
  (4/06).............................................  2006      1.001          1.041                --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)..................................  2006      1.002          1.048                --

  MSF MetLife Moderate Allocation Subaccount (4/06)..  2006      1.002          1.053            65,856

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)..................................  2006      1.002          1.058           291,452

  MSF MFS Total Return Subaccount (Class F) (4/06)...  2006      1.289          1.376         2,095,103

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2006      0.996          1.050           403,058

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2006      0.998          1.067           501,531

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2006      1.121          1.109           290,204
                                                       2005      1.118          1.121           287,094
                                                       2004      1.045          1.118           320,774
                                                       2003      1.000          1.045           287,921

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2006      1.082          1.104         3,028,632
                                                       2005      1.075          1.082         3,093,826
                                                       2004      1.044          1.075         3,486,677
                                                       2003      1.012          1.044         2,727,021
                                                       2002      1.000          1.012                --

Putnam Variable Trust
  Putnam VT Discovery Growth Subaccount (Class IB)
  (5/01).............................................  2006      1.383          1.508             2,461
                                                       2005      1.313          1.383             2,463
                                                       2004      1.242          1.313             2,465
                                                       2003      0.958          1.242             2,466
                                                       2002      1.000          0.958                --

  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2006      1.579          1.981           173,392
                                                       2005      1.433          1.579           120,905
                                                       2004      1.255          1.433           119,645
                                                       2003      0.994          1.255           119,420
                                                       2002      1.000          0.994                --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2006      1.871          2.156           487,356
                                                       2005      1.780          1.871           489,753
                                                       2004      1.436          1.780           474,438
                                                       2003      0.977          1.436           306,882
                                                       2002      1.000          0.977                --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/01).............................................  2006      1.372          1.460                --
                                                       2005      1.285          1.372            45,533
                                                       2004      1.228          1.285            49,918
                                                       2003      0.967          1.228            33,110
                                                       2002      1.000          0.967                --

  Travelers Equity Income Subaccount (11/99).........  2006      1.367          1.436                --
                                                       2005      1.333          1.367           579,568
                                                       2004      1.235          1.333           640,163
                                                       2003      0.958          1.235           530,915
                                                       2002      1.000          0.958                --

  Travelers Large Cap Subaccount (11/99).............  2006      1.322          1.361                --
                                                       2005      1.238          1.322           144,967
                                                       2004      1.184          1.238           169,135
                                                       2003      0.967          1.184           136,097
                                                       2002      1.000          0.967                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.076          1.143                --
                                                       2005      1.007          1.076                --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.029          1.033                --
                                                       2005      1.000          1.029                --

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.045          1.081                --
                                                       2005      1.000          1.045            55,685

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.063          1.109                --
                                                       2005      0.999          1.063           190,567

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05).....................  2006      1.036          1.056                --
                                                       2005      1.008          1.036                --

  Travelers Managed Income Subaccount (11/99)........  2006      1.086          1.075                --
                                                       2005      1.091          1.086           820,804
                                                       2004      1.080          1.091         1,021,410
                                                       2003      1.014          1.080           787,177
                                                       2002      1.000          1.014                --

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      1.451          1.539                --
                                                       2005      1.318          1.451            37,100
                                                       2004      1.158          1.318            59,739
                                                       2003      0.973          1.158            73,087
                                                       2002      1.000          0.973                --

  Travelers MFS Mid Cap Growth Subaccount (5/00).....  2006      1.487          1.573                --
                                                       2005      1.469          1.487           149,347
                                                       2004      1.311          1.469            78,618
                                                       2003      0.974          1.311            58,567
                                                       2002      1.000          0.974                --

  Travelers MFS Total Return Subaccount (11/99)......  2006      1.249          1.289                --
                                                       2005      1.235          1.249         1,951,130
                                                       2004      1.128          1.235         2,014,082
                                                       2003      0.986          1.128         1,900,092
                                                       2002      1.000          0.986                --

  Travelers MFS Value Subaccount (7/04)..............  2006      1.170          1.264                --
                                                       2005      1.119          1.170            51,129
                                                       2004      0.993          1.119                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Mondrian International Stock Subaccount
  (5/00).............................................  2006      1.547          1.775                --
                                                       2005      1.438          1.547           137,217
                                                       2004      1.265          1.438           134,480
                                                       2003      1.001          1.265           104,454
                                                       2002      1.000          1.001                --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.379          1.462                --
                                                       2005      1.325          1.379            40,007
                                                       2004      1.214          1.325            43,534
                                                       2003      1.000          1.214             6,184

  Travelers Pioneer Mid Cap Value Subaccount (5/05)..  2006      1.061          1.116                --
                                                       2005      1.000          1.061                --

  Travelers Pioneer Strategic Income Subaccount
  (6/00).............................................  2006      1.314          1.326                --
                                                       2005      1.290          1.314            30,704
                                                       2004      1.184          1.290                --
                                                       2003      1.008          1.184                --
                                                       2002      1.000          1.008                --

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.369          1.428                --
                                                       2005      1.366          1.369           268,177
                                                       2004      1.262          1.366           329,178
                                                       2003      0.970          1.262           326,199
                                                       2002      1.000          0.970                --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)..................................  2006      1.134          1.305                --
                                                       2005      1.032          1.134                --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.107          1.269                --
                                                       2005      1.000          1.107                --

  Travelers Van Kampen Enterprise Subaccount
  (11/99)............................................  2006      1.288          1.336                --
                                                       2005      1.216          1.288             1,830
                                                       2004      1.192          1.216             1,832
                                                       2003      0.966          1.192             1,542
                                                       2002      1.000          0.966                --

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (11/99).........................................  2006      1.338          1.351            20,375
                                                       2005      1.262          1.338            17,911
                                                       2004      1.200          1.262            76,371
                                                       2003      0.960          1.200            75,068
                                                       2002      1.000          0.960                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Variable Insurance Products Fund
  VIP Contrafund Subaccount (Service Class) (11/99)..  2006      1.625          1.781           701,441
                                                       2005      1.416          1.625           561,718
                                                       2004      1.250          1.416           480,832
                                                       2003      0.992          1.250           450,547
                                                       2002      1.000          0.992                --

  VIP Mid Cap Subaccount (Service Class 2) (5/01)....  2006      1.901          2.099           911,516
                                                       2005      1.640          1.901         1,041,220
                                                       2004      1.339          1.640         1,018,483
                                                       2003      0.986          1.339           869,633
                                                       2002      1.000          0.986                --




                       SEPARATE ACCOUNT CHARGES 1.80% (B)


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Core Equity Subaccount (Series I) (4/06)..  2006      1.000          1.078            401,941

  AIM V.I. Premier Equity Subaccount (Series I)
  (5/01).............................................  2006      0.801          0.840                 --
                                                       2005      0.772          0.801            488,309
                                                       2004      0.743          0.772            502,360
                                                       2003      0.605          0.743            503,521
                                                       2002      0.883          0.605            550,900
                                                       2001      1.000          0.883            241,785

AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.145          1.196                 --
                                                       2005      1.115          1.145            168,472
                                                       2004      1.020          1.115            148,290
                                                       2003      0.786          1.020            148,070
                                                       2002      1.000          0.786            193,818

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      0.740          0.722                 --
                                                       2005      0.656          0.740          1,737,738
                                                       2004      0.616          0.656          2,422,021
                                                       2003      0.509          0.616          2,534,558
                                                       2002      0.749          0.509          2,761,613
                                                       2001      1.000          0.749          2,203,655

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.218          1.440         13,657,569
                                                       2005      1.087          1.218         13,499,365
                                                       2004      0.975          1.087         14,038,586
                                                       2003      0.734          0.975         12,687,639
                                                       2002      0.875          0.734          8,371,123
                                                       2001      1.000          0.875          1,544,419

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.230          1.332         17,694,815
                                                       2005      1.078          1.230         18,663,020
                                                       2004      0.975          1.078         17,617,208
                                                       2003      0.726          0.975         16,287,152
                                                       2002      0.978          0.726         10,871,684
                                                       2001      1.000          0.978          4,340,090

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2006      1.297          1.468         21,164,791
                                                       2005      1.248          1.297         21,344,424
                                                       2004      1.151          1.248         21,686,362
                                                       2003      0.885          1.151         19,684,170
                                                       2002      1.104          0.885         13,136,644
                                                       2001      1.000          1.104          2,553,991

Capital Appreciation Fund
  Capital Appreciation Fund (5/00)...................  2006      0.662          0.655                 --
                                                       2005      0.571          0.662            505,995
                                                       2004      0.486          0.571            277,389
                                                       2003      0.396          0.486            346,932
                                                       2002      0.538          0.396            407,014
                                                       2001      0.634          0.538            649,555

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/00).............................................  2006      2.298          2.994                 --
                                                       2005      2.183          2.298            185,547
                                                       2004      1.692          2.183            184,395
                                                       2003      1.285          1.692            183,010
                                                       2002      1.252          1.285            145,664
                                                       2001      1.146          1.252             11,465

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.304          1.417                 --
                                                       2005      1.205          1.304             29,766
                                                       2004      1.074          1.205             21,094
                                                       2003      1.000          1.074                 --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)................................  2006      1.301          1.449                 --
                                                       2005      1.203          1.301             86,508
                                                       2004      1.067          1.203             38,258
                                                       2003      1.000          1.067                 --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2006      1.050          1.219            364,583
                                                       2005      1.028          1.050            255,534

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2006      0.853          0.911            246,241
                                                       2005      0.829          0.853            251,441
                                                       2004      0.757          0.829            278,131
                                                       2003      0.562          0.757            316,594
                                                       2002      0.802          0.562            279,521
                                                       2001      1.000          0.802            263,943

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.244          1.447                 --
                                                       2005      1.146          1.244            463,669
                                                       2004      1.036          1.146            519,463
                                                       2003      0.842          1.036            339,300
                                                       2002      1.000          0.842             10,755

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2006      2.214          2.785            326,263
                                                       2005      1.769          2.214            293,516
                                                       2004      1.444          1.769            127,549
                                                       2003      1.000          1.444             81,239

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2006      1.151          1.372          1,809,044
                                                       2005      1.063          1.151          1,501,530
                                                       2004      0.913          1.063          1,163,252
                                                       2003      0.703          0.913            926,381
                                                       2002      0.879          0.703            848,308
                                                       2001      1.000          0.879            629,693

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (6/02)...................................  2006      1.249          1.494                 --
                                                       2005      1.168          1.249             95,208
                                                       2004      1.025          1.168             60,904
                                                       2003      0.790          1.025             36,914
                                                       2002      0.980          0.790             14,815

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2006      0.486          0.541            499,430
                                                       2005      0.442          0.486            479,290
                                                       2004      0.373          0.442            504,404
                                                       2003      0.282          0.373            577,215
                                                       2002      0.399          0.282            768,122
                                                       2001      1.000          0.399            957,864

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.536          1.720                 --
                                                       2005      1.503          1.536            187,492
                                                       2004      1.332          1.503            143,569
                                                       2003      1.000          1.332            110,206

Legg Mason Partners Investment Series
  LMPIS Dividend Strategy Subaccount (5/01)..........  2006      0.782          0.906            301,436
                                                       2005      0.798          0.782            370,785
                                                       2004      0.786          0.798            311,117
                                                       2003      0.648          0.786            308,611
                                                       2002      0.891          0.648            438,194
                                                       2001      1.000          0.891             50,962

  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2006      0.893          0.941            212,210
                                                       2005      0.855          0.893            213,006
                                                       2004      0.846          0.855            296,625
                                                       2003      0.641          0.846            353,158
                                                       2002      0.892          0.641            325,735
                                                       2001      1.000          0.892            254,423

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunties Subaccount
  (5/01).............................................  2006      1.123          1.245            270,374
                                                       2005      1.090          1.123            242,488
                                                       2004      0.960          1.090            231,928
                                                       2003      0.688          0.960            199,188
                                                       2002      0.943          0.688             98,063
                                                       2001      1.000          0.943             17,285

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2006      1.314          1.524          1,886,357
                                                       2005      1.286          1.314          2,155,632
                                                       2004      1.209          1.286          2,291,751
                                                       2003      0.885          1.209          2,556,109
                                                       2002      1.203          0.885          2,730,229
                                                       2001      1.000          1.203          1,624,219

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPI Investors Subaccount (Class I) (11/99)......  2006      1.206          1.401            907,943
                                                       2005      1.153          1.206          1,105,738
                                                       2004      1.064          1.153          1,177,171
                                                       2003      0.818          1.064          1,323,286
                                                       2002      1.083          0.818          1,169,456
                                                       2001      1.000          1.083          1,074,948

  LMPVPI Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2006      1.388          1.537            592,814
                                                       2005      1.347          1.388            604,912
                                                       2004      1.191          1.347            574,902
                                                       2003      0.815          1.191            576,668
                                                       2002      1.270          0.815            485,599
                                                       2001      1.000          1.270            272,556

Legg Mason Partners Variable Portfolios II
  LMPVPII Appreciation Subaccount (11/99)............  2006      1.047          1.180          3,012,917
                                                       2005      1.022          1.047          3,208,097
                                                       2004      0.956          1.022          3,542,077
                                                       2003      0.782          0.956          3,677,132
                                                       2002      0.965          0.782          3,047,877
                                                       2001      1.000          0.965          1,776,997

  LMPVPII Diversified Strategic Income Subaccount
  (11/99)............................................  2006      1.222          1.265          1,005,802
                                                       2005      1.214          1.222          1,078,926
                                                       2004      1.157          1.214          1,402,899
                                                       2003      1.055          1.157          1,827,618
                                                       2002      1.024          1.055            839,370
                                                       2001      1.000          1.024            893,723

  LMPVPII Equity Index Subaccount (Class II)
  (11/99)............................................  2006      0.866          0.980          1,229,220
                                                       2005      0.846          0.866          1,303,137
                                                       2004      0.781          0.846          1,710,378
                                                       2003      0.623          0.781          1,904,694
                                                       2002      0.817          0.623          1,645,211
                                                       2001      1.000          0.817          2,026,387

  LMPVPII Fundamental Value Subaccount (11/99).......  2006      1.332          1.528          5,544,971
                                                       2005      1.294          1.332          6,348,605
                                                       2004      1.217          1.294          7,138,888
                                                       2003      0.894          1.217          7,499,816
                                                       2002      1.157          0.894          7,710,583
                                                       2001      1.000          1.157          4,922,412

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount (9/03)..  2006      0.997          1.020             20,545
                                                       2005      0.992          0.997             12,967
                                                       2004      0.998          0.992            134,836
                                                       2003      1.000          0.998              1,896

  LMPVPIII Aggressive Growth Subaccount (11/99)......  2006      1.344          1.436          6,770,801
                                                       2005      1.225          1.344          7,517,429
                                                       2004      1.135          1.225          7,989,741
                                                       2003      0.859          1.135          8,426,576
                                                       2002      1.298          0.859          7,951,344
                                                       2001      1.000          1.298          4,928,732

  LMPVPIII High Income Subaccount (11/99)............  2006      1.130          1.231          1,084,539
                                                       2005      1.121          1.130          1,273,841
                                                       2004      1.033          1.121          1,472,120
                                                       2003      0.825          1.033          1,602,990
                                                       2002      0.868          0.825          1,194,393
                                                       2001      1.000          0.868            839,928

  LMPVPIII International All Cap Growth Subaccount
  (11/99)............................................  2006      0.724          0.894            254,392
                                                       2005      0.659          0.724            245,456
                                                       2004      0.570          0.659            266,699
                                                       2003      0.455          0.570            260,523
                                                       2002      0.623          0.455            280,757
                                                       2001      1.000          0.623            200,904

  LMPVPIII Large Cap Growth Subaccount (11/99).......  2006      0.936          0.961          3,448,306
                                                       2005      0.905          0.936          3,967,847
                                                       2004      0.918          0.905          4,418,490
                                                       2003      0.634          0.918          4,722,739
                                                       2002      0.858          0.634          3,981,401
                                                       2001      1.000          0.858          4,414,564

  LMPVPIII Large Cap Value Subaccount (11/99)........  2006      1.046          1.215          1,893,870
                                                       2005      1.000          1.046          2,047,088
                                                       2004      0.920          1.000          2,506,380
                                                       2003      0.734          0.920          2,752,666
                                                       2002      1.002          0.734          2,810,984
                                                       2001      1.000          1.002          2,109,710

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPIII Mid Cap Core Subaccount (11/99)...........  2006      1.397          1.575          1,003,790
                                                       2005      1.313          1.397          1,079,722
                                                       2004      1.211          1.313          1,323,755
                                                       2003      0.950          1.211          1,414,246
                                                       2002      1.196          0.950          1,135,832
                                                       2001      1.000          1.196            964,441

  LMPVPIII Money Market Subaccount (11/99)...........  2006      1.052          1.081          3,283,341
                                                       2005      1.042          1.052          2,013,835
                                                       2004      1.051          1.042          2,677,978
                                                       2003      1.063          1.051          3,107,302
                                                       2002      1.069          1.063          6,655,526
                                                       2001      1.000          1.069          3,792,004

Legg Mason Partners Variable Portfolios IV
  LMPVPIV Multiple Discipline Subaccount-All Cap
  Growth and Value (10/02)...........................  2006      1.482          1.654            808,923
                                                       2005      1.434          1.482            961,372
                                                       2004      1.369          1.434          1,130,241
                                                       2003      1.060          1.369          1,552,275
                                                       2002      1.000          1.060             64,335

  LMPVPIV Multiple Discipline Subaccount-Balanced All
  Cap Growth and Value (10/02).......................  2006      1.312          1.424          2,102,595
                                                       2005      1.281          1.312          1,943,861
                                                       2004      1.242          1.281          1,469,076
                                                       2003      1.037          1.242          1,212,059
                                                       2002      1.000          1.037             85,778

  LMPVPIV Multiple Discipline Subaccount-Global All
  Cap Growth and Value (10/02).......................  2006      1.571          1.778            361,800
                                                       2005      1.502          1.571            444,497
                                                       2004      1.387          1.502            375,028
                                                       2003      1.073          1.387            202,888
                                                       2002      1.000          1.073             33,025

  LMPVPIV Multiple Discipline Subaccount-Large Cap
  Growth and Value (11/02)...........................  2006      1.443          1.592            161,382
                                                       2005      1.419          1.443            175,841
                                                       2004      1.353          1.419            181,446
                                                       2003      1.068          1.353            123,563
                                                       2002      1.000          1.068                 --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2006      1.393          1.604            307,543
                                                       2005      1.373          1.393            290,785
                                                       2004      1.241          1.373            139,195
                                                       2003      1.000          1.241             69,924

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2006      1.627          1.793            611,811
                                                       2005      1.531          1.627            695,119
                                                       2004      1.256          1.531            579,899
                                                       2003      1.000          1.256            184,059

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2006      0.934          0.988            825,415

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.269          1.351             90,298

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2006      1.775          1.954            153,202

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      0.655          0.671            386,705

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2006      1.001          1.074            872,387

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2006      1.015          1.071            127,962

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      0.973          0.960            161,496

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2006      1.305          1.294                928

  MIST MFS Value Subaccount (Class A) (4/06).........  2006      1.264          1.395            476,839

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2006      1.003          1.218            536,697

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2006      1.462          1.570              4,714

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.116          1.173              6,324

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2006      1.388          1.435            140,064

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2006      1.003          1.027            402,744

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2006      0.595          0.580            972,237

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2006      1.181          1.224            856,155

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2006      0.718          0.737            161,739

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2006      0.822          0.832          1,597,235

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2006      1.313          1.345            961,336

  MSF MetLife Aggressive Allocation Subaccount
  (4/06).............................................  2006      1.002          1.059             47,700

  MSF MetLife Conservative Allocation Subaccount
  (4/06).............................................  2006      1.001          1.041                 --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)..................................  2006      1.002          1.048            116,832

  MSF MetLife Moderate Allocation Subaccount (4/06)..  2006      1.002          1.053          1,137,572

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)..................................  2006      1.002          1.058            413,868

  MSF MFS Total Return Subaccount (Class F) (4/06)...  2006      1.375          1.468         11,377,250

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2006      0.996          1.050            257,299

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2006      0.998          1.067          1,100,035

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2006      1.121          1.109            455,584
                                                       2005      1.118          1.121            507,343
                                                       2004      1.045          1.118            966,189
                                                       2003      1.000          1.045             66,862

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2006      1.203          1.227          3,876,869
                                                       2005      1.195          1.203          4,170,974
                                                       2004      1.160          1.195          4,288,696
                                                       2003      1.125          1.160          4,958,737
                                                       2002      1.050          1.125          7,601,486
                                                       2001      1.000          1.050          1,040,045

Putnam Variable Trust
  Putnam VT Discovery Growth Subaccount (Class IB)
  (5/01).............................................  2006      0.802          0.875             32,139
                                                       2005      0.761          0.802             32,678
                                                       2004      0.721          0.761             38,783
                                                       2003      0.556          0.721             39,926
                                                       2002      0.804          0.556             29,622
                                                       2001      1.000          0.804             14,734

  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2006      1.098          1.377            212,109
                                                       2005      0.996          1.098            158,085
                                                       2004      0.873          0.996            146,052
                                                       2003      0.691          0.873            211,713
                                                       2002      0.855          0.691            322,648
                                                       2001      1.000          0.855             86,605

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2006      1.669          1.923            417,164
                                                       2005      1.588          1.669            463,651
                                                       2004      1.281          1.588            465,147
                                                       2003      0.871          1.281            572,206
                                                       2002      1.086          0.871            653,195
                                                       2001      1.000          1.086            141,792

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/01).............................................  2006      0.914          0.973                 --
                                                       2005      0.856          0.914            169,742
                                                       2004      0.818          0.856            171,322
                                                       2003      0.644          0.818            221,463
                                                       2002      0.862          0.644            139,857
                                                       2001      1.000          0.862            898,773

  Travelers Equity Income Subaccount (11/99).........  2006      1.250          1.313                 --
                                                       2005      1.218          1.250            995,006
                                                       2004      1.129          1.218          1,068,502
                                                       2003      0.876          1.129          1,009,582
                                                       2002      1.037          0.876          1,084,598
                                                       2001      1.000          1.037            993,080

  Travelers Large Cap Subaccount (11/99).............  2006      0.798          0.822                 --
                                                       2005      0.747          0.798            781,209
                                                       2004      0.714          0.747            869,453
                                                       2003      0.583          0.714            855,552
                                                       2002      0.769          0.583            677,781
                                                       2001      1.000          0.769            439,291

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.076          1.143                 --
                                                       2005      1.007          1.076             33,731

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.029          1.033                 --
                                                       2005      1.000          1.029                 --

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.045          1.081                 --
                                                       2005      1.000          1.045                 --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.063          1.109                 --
                                                       2005      0.999          1.063            344,293

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05).....................  2006      1.036          1.056                 --
                                                       2005      1.008          1.036            110,884

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Income Subaccount (11/99)........  2006      1.193          1.181                 --
                                                       2005      1.198          1.193            992,587
                                                       2004      1.186          1.198          1,256,804
                                                       2003      1.114          1.186          2,050,418
                                                       2002      1.110          1.114          1,264,864
                                                       2001      1.000          1.110            630,893

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      0.881          0.934                 --
                                                       2005      0.800          0.881            861,839
                                                       2004      0.703          0.800            783,000
                                                       2003      0.591          0.703            735,879
                                                       2002      0.803          0.591            698,259
                                                       2001      1.000          0.803            662,621

  Travelers MFS Mid Cap Growth Subaccount (5/00).....  2006      0.563          0.595                 --
                                                       2005      0.556          0.563          1,006,935
                                                       2004      0.496          0.556            224,455
                                                       2003      0.369          0.496            243,051
                                                       2002      0.734          0.369            281,572
                                                       2001      0.847          0.734            107,322

  Travelers MFS Total Return Subaccount (11/99)......  2006      1.333          1.375                 --
                                                       2005      1.318          1.333         11,368,224
                                                       2004      1.204          1.318         11,877,187
                                                       2003      1.052          1.204         10,446,839
                                                       2002      1.131          1.052          7,540,877
                                                       2001      1.000          1.131          3,539,246

  Travelers MFS Value Subaccount (7/04)..............  2006      1.170          1.264                 --
                                                       2005      1.119          1.170            336,557
                                                       2004      0.993          1.119                 --

  Travelers Mondrian International Stock Subaccount
  (5/00).............................................  2006      0.902          1.035                 --
                                                       2005      0.838          0.902            380,664
                                                       2004      0.737          0.838            222,987
                                                       2003      0.584          0.737            138,766
                                                       2002      0.683          0.584             53,081
                                                       2001      0.891          0.683             25,354

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.379          1.462                 --
                                                       2005      1.325          1.379              6,594
                                                       2004      1.214          1.325              6,543
                                                       2003      1.000          1.214                 --

  Travelers Pioneer Mid Cap Value Subaccount (5/05)..  2006      1.061          1.116                 --
                                                       2005      1.000          1.061              2,137

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Pioneer Strategic Income Subaccount
  (6/00).............................................  2006      1.375          1.388                 --
                                                       2005      1.350          1.375            137,201
                                                       2004      1.239          1.350             27,029
                                                       2003      1.055          1.239              2,981
                                                       2002      1.015          1.055             17,525
                                                       2001      1.031          1.015              7,608

  Travelers Strategic Equity Subaccount (11/99)......  2006      0.725          0.756                 --
                                                       2005      0.724          0.725          1,165,219
                                                       2004      0.668          0.724          1,352,969
                                                       2003      0.513          0.668          1,595,899
                                                       2002      0.787          0.513          1,454,962
                                                       2001      1.000          0.787          1,336,240

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)..................................  2006      1.134          1.305                 --
                                                       2005      1.032          1.134                 --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.107          1.269                 --
                                                       2005      1.000          1.107              9,121

  Travelers Van Kampen Enterprise Subaccount
  (11/99)............................................  2006      0.692          0.718                 --
                                                       2005      0.653          0.692            142,322
                                                       2004      0.641          0.653            162,682
                                                       2003      0.519          0.641            211,308
                                                       2002      0.748          0.519            239,297
                                                       2001      1.000          0.748            269,829

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (11/99).........................................  2006      0.766          0.774          1,012,027
                                                       2005      0.722          0.766          1,132,121
                                                       2004      0.687          0.722          1,326,872
                                                       2003      0.549          0.687          1,838,477
                                                       2002      0.829          0.549          2,153,337
                                                       2001      1.000          0.829          1,864,780

Variable Insurance Products Fund
  VIP Contrafund Subaccount (Service Class) (11/99)..  2006      1.312          1.438          1,199,063
                                                       2005      1.143          1.312          1,150,674
                                                       2004      1.009          1.143          1,099,601
                                                       2003      0.800          1.009            569,672
                                                       2002      0.900          0.800            850,748
                                                       2001      1.000          0.900            549,352

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  VIP Mid Cap Subaccount (Service Class 2) (5/01)....  2006      1.746          1.928            716,973
                                                       2005      1.507          1.746            802,560
                                                       2004      1.230          1.507            814,467
                                                       2003      0.906          1.230            653,619
                                                       2002      1.000          0.906            307,773




                         SEPARATE ACCOUNT CHARGES 1.85%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Core Equity Subaccount (Series I) (4/06)..  2006      1.000          1.078                --

  AIM V.I. Premier Equity Subaccount (Series I)
  (5/01).............................................  2006      1.199          1.258                --
                                                       2005      1.156          1.199                --
                                                       2004      1.113          1.156                --
                                                       2003      1.000          1.113                --

AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.257          1.313                --
                                                       2005      1.224          1.257                --
                                                       2004      1.121          1.224                --
                                                       2003      1.000          1.121                --

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.312          1.279                --
                                                       2005      1.163          1.312             9,868
                                                       2004      1.094          1.163             9,271
                                                       2003      1.000          1.094                --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.483          1.753           190,511
                                                       2005      1.324          1.483           192,656
                                                       2004      1.188          1.324           153,924
                                                       2003      1.000          1.188                --

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.449          1.568           466,594
                                                       2005      1.270          1.449           472,693
                                                       2004      1.150          1.270           479,818
                                                       2003      1.000          1.150            44,022

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2006      1.292          1.461         1,535,674
                                                       2005      1.244          1.292         1,549,452
                                                       2004      1.148          1.244         1,427,039
                                                       2003      1.000          1.148             6,912

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Capital Appreciation Fund
  Capital Appreciation Fund (5/00)...................  2006      1.560          1.542                --
                                                       2005      1.344          1.560            69,179
                                                       2004      1.146          1.344                --
                                                       2003      1.000          1.146                --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/00).............................................  2006      1.552          2.021                --
                                                       2005      1.475          1.552           129,943
                                                       2004      1.144          1.475                --
                                                       2003      1.000          1.144                --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.302          1.415                --
                                                       2005      1.204          1.302            10,550
                                                       2004      1.074          1.204                --
                                                       2003      1.000          1.074                --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)................................  2006      1.299          1.447                --
                                                       2005      1.202          1.299            22,867
                                                       2004      1.067          1.202                --
                                                       2003      1.049          1.067                --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2006      1.049          1.218                --
                                                       2005      1.027          1.049                --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2006      1.344          1.434            19,101
                                                       2005      1.306          1.344            19,104
                                                       2004      1.193          1.306            19,107
                                                       2003      1.000          1.193                --

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.342          1.560                --
                                                       2005      1.236          1.342            82,653
                                                       2004      1.118          1.236            29,759
                                                       2003      1.000          1.118                --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2006      1.936          2.434           175,387
                                                       2005      1.547          1.936           175,863
                                                       2004      1.264          1.547           120,614
                                                       2003      1.000          1.264                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2006      1.481          1.765            67,492
                                                       2005      1.369          1.481            69,043
                                                       2004      1.176          1.369            49,391
                                                       2003      1.000          1.176                --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (6/02)...................................  2006      1.415          1.692                --
                                                       2005      1.324          1.415             3,963
                                                       2004      1.162          1.324                --
                                                       2003      1.000          1.162                --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2006      1.486          1.653                --
                                                       2005      1.351          1.486                --
                                                       2004      1.143          1.351                --
                                                       2003      1.000          1.143                --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.352          1.514                --
                                                       2005      1.324          1.352            16,111
                                                       2004      1.174          1.324             8,143
                                                       2003      1.000          1.174                --

Legg Mason Partners Investment Series
  LMPIS Dividend Strategy Subaccount (5/01)..........  2006      1.096          1.269            26,358
                                                       2005      1.119          1.096            26,361
                                                       2004      1.102          1.119            26,364
                                                       2003      1.000          1.102                --

  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2006      1.214          1.280            12,173
                                                       2005      1.164          1.214            12,175
                                                       2004      1.152          1.164            12,177
                                                       2003      1.000          1.152                --

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunties Subaccount
  (5/01).............................................  2006      1.444          1.600             1,945
                                                       2005      1.402          1.444             1,947
                                                       2004      1.236          1.402             1,948
                                                       2003      1.000          1.236                --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2006      1.272          1.475                --
                                                       2005      1.245          1.272                --
                                                       2004      1.171          1.245                --
                                                       2003      1.000          1.171                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPI Investors Subaccount (Class I) (11/99)......  2006      1.301          1.510             4,579
                                                       2005      1.244          1.301             5,671
                                                       2004      1.148          1.244             6,842
                                                       2003      1.000          1.148                --

  LMPVPI Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2006      1.440          1.594            23,159
                                                       2005      1.399          1.440            23,159
                                                       2004      1.238          1.399            23,159
                                                       2003      1.000          1.238            23,159

Legg Mason Partners Variable Portfolios II
  LMPVPII Appreciation Subaccount (11/99)............  2006      1.225          1.381            99,147
                                                       2005      1.197          1.225           101,192
                                                       2004      1.120          1.197            90,153
                                                       2003      1.000          1.120            25,015

  LMPVPII Diversified Strategic Income Subaccount
  (11/99)............................................  2006      1.116          1.155             7,839
                                                       2005      1.109          1.116             8,178
                                                       2004      1.058          1.109             9,681
                                                       2003      1.000          1.058             5,840

  LMPVPII Equity Index Subaccount (Class II)
  (11/99)............................................  2006      1.252          1.415           193,468
                                                       2005      1.224          1.252           193,468
                                                       2004      1.131          1.224           149,335
                                                       2003      1.000          1.131                --

  LMPVPII Fundamental Value Subaccount (11/99).......  2006      1.278          1.466           123,720
                                                       2005      1.243          1.278           125,924
                                                       2004      1.170          1.243           223,940
                                                       2003      1.000          1.170            43,361

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount (9/03)..  2006      0.996          1.018                --
                                                       2005      0.991          0.996                --
                                                       2004      0.998          0.991                --
                                                       2003      1.000          0.998                --

  LMPVPIII Aggressive Growth Subaccount (11/99)......  2006      1.345          1.436           128,256
                                                       2005      1.227          1.345           126,773
                                                       2004      1.137          1.227           117,319
                                                       2003      1.000          1.137            24,476

  LMPVPIII High Income Subaccount (11/99)............  2006      1.204          1.312            34,308
                                                       2005      1.195          1.204            35,763
                                                       2004      1.102          1.195            16,389
                                                       2003      1.000          1.102             5,662

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPIII International All Cap Growth Subaccount
  (11/99)............................................  2006      1.491          1.842                --
                                                       2005      1.359          1.491                --
                                                       2004      1.175          1.359                --
                                                       2003      1.000          1.175                --

  LMPVPIII Large Cap Growth Subaccount (11/99).......  2006      1.190          1.222            10,214
                                                       2005      1.152          1.190            10,223
                                                       2004      1.170          1.152             9,503
                                                       2003      1.000          1.170                --

  LMPVPIII Large Cap Value Subaccount (11/99)........  2006      1.303          1.513                --
                                                       2005      1.247          1.303                --
                                                       2004      1.148          1.247                --
                                                       2003      1.000          1.148                --

  LMPVPIII Mid Cap Core Subaccount (11/99)...........  2006      1.336          1.506            74,121
                                                       2005      1.257          1.336            74,707
                                                       2004      1.159          1.257            74,720
                                                       2003      1.000          1.159            21,686

  LMPVPIII Money Market Subaccount (11/99)...........  2006      0.994          1.021                --
                                                       2005      0.985          0.994            66,407
                                                       2004      0.995          0.985                --
                                                       2003      1.000          0.995                --

Legg Mason Partners Variable Portfolios IV
  LMPVPIV Multiple Discipline Subaccount-All Cap
  Growth and Value (10/02)...........................  2006      1.222          1.363           601,288
                                                       2005      1.183          1.222           601,392
                                                       2004      1.130          1.183           749,006
                                                       2003      1.000          1.130           365,894

  LMPVPIV Multiple Discipline Subaccount-Balanced All
  Cap Growth and Value (10/02).......................  2006      1.150          1.247            59,742
                                                       2005      1.124          1.150            59,773
                                                       2004      1.090          1.124            59,805
                                                       2003      1.000          1.090                --

  LMPVPIV Multiple Discipline Subaccount-Global All
  Cap Growth and Value (10/02).......................  2006      1.292          1.461           506,407
                                                       2005      1.235          1.292           467,506
                                                       2004      1.141          1.235            88,305
                                                       2003      1.000          1.141                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPIV Multiple Discipline Subaccount-Large Cap
  Growth and Value (11/02)...........................  2006      1.197          1.319             2,183
                                                       2005      1.177          1.197             2,184
                                                       2004      1.123          1.177             2,186
                                                       2003      1.000          1.123                --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2006      1.279          1.473            50,463
                                                       2005      1.262          1.279            50,469
                                                       2004      1.141          1.262             7,853
                                                       2003      1.000          1.141             1,380

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2006      1.497          1.649           244,771
                                                       2005      1.409          1.497           245,762
                                                       2004      1.157          1.409           142,694
                                                       2003      1.000          1.157            21,860

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2006      1.448          1.531                --

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.268          1.350                --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2006      1.626          1.789            29,585

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.542          1.579                --

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2006      1.001          1.074           118,473

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2006      1.015          1.070                --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.351          1.332           152,266

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2006      1.304          1.292                --

  MIST MFS Value Subaccount (Class A) (4/06).........  2006      1.262          1.393            23,999

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2006      1.003          1.218           306,869

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2006      1.357          1.457                --

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.115          1.172                --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2006      1.208          1.249            22,356

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2006      1.003          1.027            56,360

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2006      1.357          1.323                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2006      1.024          1.061            70,649

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2006      1.264          1.297                --

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2006      1.292          1.307                --

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2006      1.316          1.348                --

  MSF MetLife Aggressive Allocation Subaccount
  (4/06).............................................  2006      1.002          1.059                --

  MSF MetLife Conservative Allocation Subaccount
  (4/06).............................................  2006      1.001          1.041                --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)..................................  2006      1.002          1.047            27,695

  MSF MetLife Moderate Allocation Subaccount (4/06)..  2006      1.002          1.053                --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)..................................  2006      1.002          1.058           421,937

  MSF MFS Total Return Subaccount (Class F) (4/06)...  2006      1.231          1.314            59,180

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2006      0.996          1.049            20,465

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2006      0.998          1.067            12,421

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2006      1.122          1.109            38,942
                                                       2005      1.119          1.122            38,952
                                                       2004      1.047          1.119            15,246
                                                       2003      1.000          1.047             1,446

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2006      1.062          1.082            98,403
                                                       2005      1.056          1.062            98,403
                                                       2004      1.025          1.056            36,092
                                                       2003      1.000          1.025            25,954

Putnam Variable Trust
  Putnam VT Discovery Growth Subaccount (Class IB)
  (5/01).............................................  2006      1.253          1.366                --
                                                       2005      1.190          1.253                --
                                                       2004      1.127          1.190                --
                                                       2003      1.000          1.127                --

  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2006      1.484          1.861                --
                                                       2005      1.348          1.484                --
                                                       2004      1.181          1.348                --
                                                       2003      1.000          1.181                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2006      1.611          1.855            96,041
                                                       2005      1.533          1.611            96,396
                                                       2004      1.237          1.533             7,466
                                                       2003      1.000          1.237                --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/01).............................................  2006      1.270          1.351                --
                                                       2005      1.189          1.270           152,266
                                                       2004      1.138          1.189           152,252
                                                       2003      1.000          1.138                --

  Travelers Equity Income Subaccount (11/99).........  2006      1.254          1.316                --
                                                       2005      1.223          1.254                --
                                                       2004      1.133          1.223                --
                                                       2003      1.000          1.133                --

  Travelers Large Cap Subaccount (11/99).............  2006      1.254          1.292                --
                                                       2005      1.176          1.254                --
                                                       2004      1.124          1.176                --
                                                       2003      1.000          1.124                --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.076          1.143                --
                                                       2005      1.007          1.076                --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.029          1.032                --
                                                       2005      1.000          1.029                --

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.044          1.081                --
                                                       2005      1.000          1.044                --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.063          1.108                --
                                                       2005      0.999          1.063           381,359

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05).....................  2006      1.036          1.055                --
                                                       2005      1.008          1.036            26,298

  Travelers Managed Income Subaccount (11/99)........  2006      1.035          1.024                --
                                                       2005      1.040          1.035            72,576
                                                       2004      1.030          1.040            72,586
                                                       2003      1.000          1.030            72,590

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      1.365          1.448                --
                                                       2005      1.241          1.365                --
                                                       2004      1.091          1.241                --
                                                       2003      1.000          1.091                --

  Travelers MFS Mid Cap Growth Subaccount (5/00).....  2006      1.284          1.357                --
                                                       2005      1.269          1.284                --
                                                       2004      1.133          1.269                --
                                                       2003      1.000          1.133                --

  Travelers MFS Total Return Subaccount (11/99)......  2006      1.194          1.231                --
                                                       2005      1.181          1.194            61,038
                                                       2004      1.080          1.181            65,315
                                                       2003      1.000          1.080             8,740

  Travelers MFS Value Subaccount (7/04)..............  2006      1.169          1.262                --
                                                       2005      1.119          1.169            24,007
                                                       2004      0.993          1.119            12,670

  Travelers Mondrian International Stock Subaccount
  (5/00).............................................  2006      1.417          1.626                --
                                                       2005      1.318          1.417            30,763
                                                       2004      1.160          1.318            31,131
                                                       2003      1.000          1.160            21,973

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.280          1.357                --
                                                       2005      1.231          1.280                --
                                                       2004      1.128          1.231                --
                                                       2003      1.000          1.128                --

  Travelers Pioneer Mid Cap Value Subaccount (5/05)..  2006      1.061          1.115                --
                                                       2005      1.000          1.061                --

  Travelers Pioneer Strategic Income Subaccount
  (6/00).............................................  2006      1.197          1.208                --
                                                       2005      1.176          1.197            22,356
                                                       2004      1.080          1.176                --
                                                       2003      1.000          1.080                --

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.211          1.263                --
                                                       2005      1.209          1.211                --
                                                       2004      1.118          1.209                --
                                                       2003      1.000          1.118                --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)..................................  2006      1.134          1.304                --
                                                       2005      1.032          1.134                --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.107          1.268                --
                                                       2005      1.000          1.107                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Van Kampen Enterprise Subaccount
  (11/99)............................................  2006      1.219          1.264                --
                                                       2005      1.152          1.219                --
                                                       2004      1.129          1.152                --
                                                       2003      1.000          1.129                --

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (11/99).........................................  2006      1.243          1.255            27,729
                                                       2005      1.173          1.243            27,732
                                                       2004      1.116          1.173             4,483
                                                       2003      1.000          1.116                --

Variable Insurance Products Fund
  VIP Contrafund Subaccount (Service Class) (11/99)..  2006      1.483          1.625           106,958
                                                       2005      1.293          1.483           106,968
                                                       2004      1.142          1.293            65,466
                                                       2003      1.000          1.142                --

  VIP Mid Cap Subaccount (Service Class 2) (5/01)....  2006      1.700          1.876           151,053
                                                       2005      1.467          1.700           150,707
                                                       2004      1.199          1.467            47,014
                                                       2003      1.000          1.199                --




                         SEPARATE ACCOUNT CHARGES 1.90%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Core Equity Subaccount (Series I) (4/06)..  2006      1.000          1.078               --

  AIM V.I. Premier Equity Subaccount (Series I)
  (5/01).............................................  2006      1.043          1.094               --
                                                       2005      1.000          1.043               --

AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.011          1.056               --
                                                       2005      1.000          1.011               --

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.159          1.130               --
                                                       2005      1.000          1.159               --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.120          1.324          181,275
                                                       2005      1.000          1.120          168,933

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.147          1.240          423,851
                                                       2005      1.000          1.147          313,562

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2006      1.042          1.178          429,613
                                                       2005      1.000          1.042          376,426

Capital Appreciation Fund
  Capital Appreciation Fund (5/00)...................  2006      1.169          1.156               --
                                                       2005      1.000          1.169               --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/00).............................................  2006      1.087          1.415               --
                                                       2005      1.000          1.087           66,535

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.080          1.173               --
                                                       2005      1.000          1.080               --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)................................  2006      1.106          1.232               --
                                                       2005      1.000          1.106               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2006      1.049          1.217           34,967
                                                       2005      1.027          1.049           26,268

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2006      1.055          1.125            8,631
                                                       2005      1.000          1.055            8,635

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.083          1.258               --
                                                       2005      1.000          1.083          162,991

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2006      1.211          1.523           29,157
                                                       2005      1.000          1.211            3,626

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2006      1.075          1.281          112,602
                                                       2005      1.000          1.075           24,059

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (6/02)...................................  2006      1.065          1.273               --
                                                       2005      1.000          1.065               --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2006      1.107          1.230               --
                                                       2005      1.000          1.107               --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.032          1.155               --
                                                       2005      1.000          1.032               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Investment Series
  LMPIS Dividend Strategy Subaccount (5/01)..........  2006      0.982          1.136               --
                                                       2005      1.000          0.982               --

  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2006      1.046          1.101               --
                                                       2005      1.000          1.046               --

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunties Subaccount
  (5/01).............................................  2006      1.078          1.194           41,796
                                                       2005      1.000          1.078               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2006      1.036          1.201               --
                                                       2005      1.000          1.036               --

  LMPVPI Investors Subaccount (Class I) (11/99)......  2006      1.049          1.217            2,670
                                                       2005      1.000          1.049            2,673

  LMPVPI Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2006      1.078          1.192               --
                                                       2005      1.000          1.078               --

Legg Mason Partners Variable Portfolios II
  LMPVPII Appreciation Subaccount (11/99)............  2006      1.016          1.145            8,391
                                                       2005      1.000          1.016            8,395

  LMPVPII Diversified Strategic Income Subaccount
  (11/99)............................................  2006      0.998          1.032               --
                                                       2005      1.000          0.998               --

  LMPVPII Equity Index Subaccount (Class II)
  (11/99)............................................  2006      1.029          1.162               --
                                                       2005      1.000          1.029               --

  LMPVPII Fundamental Value Subaccount (11/99).......  2006      1.042          1.194            2,805
                                                       2005      1.000          1.042            2,355

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount (9/03)..  2006      1.004          1.025               --
                                                       2005      1.000          1.004               --

  LMPVPIII Aggressive Growth Subaccount (11/99)......  2006      1.111          1.186            2,120
                                                       2005      1.000          1.111            1,784

  LMPVPIII High Income Subaccount (11/99)............  2006      1.000          1.089           36,587
                                                       2005      1.000          1.000           36,596

  LMPVPIII International All Cap Growth Subaccount
  (11/99)............................................  2006      1.090          1.346               --
                                                       2005      1.000          1.090               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPIII Large Cap Growth Subaccount (11/99).......  2006      1.058          1.086           35,852
                                                       2005      1.000          1.058           35,861

  LMPVPIII Large Cap Value Subaccount (11/99)........  2006      1.049          1.217               --
                                                       2005      1.000          1.049               --

  LMPVPIII Mid Cap Core Subaccount (11/99)...........  2006      1.072          1.208            2,751
                                                       2005      1.000          1.072            2,312

  LMPVPIII Money Market Subaccount (11/99)...........  2006      1.009          1.036               --
                                                       2005      1.000          1.009               --

Legg Mason Partners Variable Portfolios IV
  LMPVPIV Multiple Discipline Subaccount-All Cap
  Growth and Value (10/02)...........................  2006      1.046          1.166          283,159
                                                       2005      1.000          1.046          273,181

  LMPVPIV Multiple Discipline Subaccount-Balanced All
  Cap Growth and Value (10/02).......................  2006      1.032          1.119          284,552
                                                       2005      1.000          1.032          211,715

  LMPVPIV Multiple Discipline Subaccount-Global All
  Cap Growth and Value (10/02).......................  2006      1.056          1.194          282,605
                                                       2005      1.000          1.056          219,327

  LMPVPIV Multiple Discipline Subaccount-Large Cap
  Growth and Value (11/02)...........................  2006      1.021          1.124           25,337
                                                       2005      1.000          1.021               --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2006      1.027          1.182          101,240
                                                       2005      1.000          1.027           92,966

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2006      1.076          1.185           51,794
                                                       2005      1.000          1.076           51,824

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2006      1.159          1.225               --

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.268          1.348               --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2006      1.229          1.351           28,638

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.156          1.183               --

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2006      1.001          1.074          231,203

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2006      1.015          1.070               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.152          1.135               --

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2006      1.304          1.291               --

  MIST MFS Value Subaccount (Class A) (4/06).........  2006      1.120          1.236           44,940

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2006      1.003          1.218           81,292

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2006      1.110          1.191               --

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.115          1.171               --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2006      1.018          1.052           22,477

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2006      1.003          1.027               --

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2006      1.108          1.080           38,929

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2006      0.980          1.016               --

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2006      1.114          1.142               --

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2006      1.109          1.122               --

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2006      1.082          1.108           36,393

  MSF MetLife Aggressive Allocation Subaccount
  (4/06).............................................  2006      1.002          1.058               --

  MSF MetLife Conservative Allocation Subaccount
  (4/06).............................................  2006      1.001          1.041               --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)..................................  2006      1.002          1.047          249,695

  MSF MetLife Moderate Allocation Subaccount (4/06)..  2006      1.002          1.052           90,721

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)..................................  2006      1.002          1.057          149,081

  MSF MFS Total Return Subaccount (Class F) (4/06)...  2006      1.043          1.113           87,816

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2006      0.996          1.049            8,465

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2006      0.998          1.067               --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2006      0.993          0.981            7,942
                                                       2005      1.000          0.993            7,946

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2006      1.001          1.020           56,633
                                                       2005      1.000          1.001           76,851

Putnam Variable Trust
  Putnam VT Discovery Growth Subaccount (Class IB)
  (5/01).............................................  2006      1.070          1.166               --
                                                       2005      1.000          1.070               --

  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2006      1.099          1.377               --
                                                       2005      1.000          1.099               --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2006      1.056          1.216           39,275
                                                       2005      1.000          1.056           13,937

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/01).............................................  2006      1.083          1.152               --
                                                       2005      1.000          1.083               --

  Travelers Equity Income Subaccount (11/99).........  2006      1.031          1.082               --
                                                       2005      1.000          1.031           36,401

  Travelers Large Cap Subaccount (11/99).............  2006      1.077          1.109               --
                                                       2005      1.000          1.077               --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.075          1.142               --
                                                       2005      1.007          1.075               --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.029          1.032               --
                                                       2005      1.000          1.029               --

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.044          1.080               --
                                                       2005      1.000          1.044               --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.063          1.108               --
                                                       2005      0.999          1.063               --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05).....................  2006      1.036          1.055               --
                                                       2005      1.008          1.036          237,205

  Travelers Managed Income Subaccount (11/99)........  2006      0.991          0.980               --
                                                       2005      1.000          0.991               --

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      1.092          1.159               --
                                                       2005      1.000          1.092               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers MFS Mid Cap Growth Subaccount (5/00).....  2006      1.048          1.108               --
                                                       2005      1.000          1.048           29,365

  Travelers MFS Total Return Subaccount (11/99)......  2006      1.011          1.043               --
                                                       2005      1.000          1.011           69,569

  Travelers MFS Value Subaccount (7/04)..............  2006      1.038          1.120               --
                                                       2005      1.000          1.038               --

  Travelers Mondrian International Stock Subaccount
  (5/00).............................................  2006      1.071          1.229               --
                                                       2005      1.000          1.071           28,661

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.047          1.110               --
                                                       2005      1.000          1.047               --

  Travelers Pioneer Mid Cap Value Subaccount (5/05)..  2006      1.060          1.115               --
                                                       2005      1.000          1.060               --

  Travelers Pioneer Strategic Income Subaccount
  (6/00).............................................  2006      1.009          1.018               --
                                                       2005      1.000          1.009           22,476

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.046          1.090               --
                                                       2005      1.000          1.046               --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)..................................  2006      1.134          1.304               --
                                                       2005      1.032          1.134               --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.106          1.268               --
                                                       2005      1.000          1.106               --

  Travelers Van Kampen Enterprise Subaccount
  (11/99)............................................  2006      1.074          1.114               --
                                                       2005      1.000          1.074               --

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (11/99).........................................  2006      1.077          1.087               --
                                                       2005      1.000          1.077               --

Variable Insurance Products Fund
  VIP Contrafund Subaccount (Service Class) (11/99)..  2006      1.136          1.243            8,336
                                                       2005      1.000          1.136            8,340

  VIP Mid Cap Subaccount (Service Class 2) (5/01)....  2006      1.142          1.259           65,873
                                                       2005      1.000          1.142           13,430

                       SEPARATE ACCOUNT CHARGES 2.00% (A)


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Core Equity Subaccount (Series I) (4/06)..  2006      1.000          1.077               --

  AIM V.I. Premier Equity Subaccount (Series I)
  (5/01).............................................  2006      1.268          1.330               --
                                                       2005      1.224          1.268               --
                                                       2004      1.181          1.224               --
                                                       2003      0.963          1.181               --
                                                       2002      1.000          0.963               --

AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.391          1.452               --
                                                       2005      1.356          1.391               --
                                                       2004      1.244          1.356               --
                                                       2003      0.960          1.244               --
                                                       2002      1.000          0.960               --

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.370          1.334               --
                                                       2005      1.217          1.370               --
                                                       2004      1.146          1.217               --
                                                       2003      0.948          1.146               --
                                                       2002      1.000          0.948               --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.624          1.917           35,126
                                                       2005      1.452          1.624           33,966
                                                       2004      1.305          1.452           23,757
                                                       2003      0.984          1.305           14,210
                                                       2002      1.000          0.984               --

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.618          1.748           45,099
                                                       2005      1.420          1.618           43,539
                                                       2004      1.288          1.420           29,816
                                                       2003      0.961          1.288           18,424
                                                       2002      1.000          0.961               --

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2006      1.415          1.598           17,480
                                                       2005      1.364          1.415           17,494
                                                       2004      1.261          1.364           17,509
                                                       2003      0.971          1.261           12,992
                                                       2002      1.000          0.971               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Capital Appreciation Fund
  Capital Appreciation Fund (5/00)...................  2006      1.610          1.591               --
                                                       2005      1.389          1.610            3,713
                                                       2004      1.186          1.389            4,177
                                                       2003      0.968          1.186            8,793
                                                       2002      1.000          0.968               --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/00).............................................  2006      1.787          2.323               --
                                                       2005      1.701          1.787               --
                                                       2004      1.321          1.701               --
                                                       2003      1.005          1.321               --
                                                       2002      1.000          1.005               --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.298          1.410               --
                                                       2005      1.202          1.298               --
                                                       2004      1.074          1.202               --
                                                       2003      1.000          1.074               --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)................................  2006      1.295          1.442               --
                                                       2005      1.200          1.295               --
                                                       2004      1.067          1.200               --
                                                       2003      1.000          1.067               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2006      1.048          1.215               --
                                                       2005      1.027          1.048               --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2006      1.463          1.558               --
                                                       2005      1.424          1.463               --
                                                       2004      1.303          1.424               --
                                                       2003      0.969          1.303               --
                                                       2002      1.000          0.969               --

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.459          1.693               --
                                                       2005      1.347          1.459            3,077
                                                       2004      1.220          1.347            3,116
                                                       2003      0.994          1.220            3,153
                                                       2002      1.000          0.994               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2006      2.202          2.765               --
                                                       2005      1.763          2.202               --
                                                       2004      1.442          1.763               --
                                                       2003      1.000          1.442               --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2006      1.608          1.914           21,921
                                                       2005      1.489          1.608               --
                                                       2004      1.281          1.489               --
                                                       2003      0.989          1.281               --
                                                       2002      1.000          0.989               --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (6/02)...................................  2006      1.535          1.833               --
                                                       2005      1.438          1.535               --
                                                       2004      1.265          1.438               --
                                                       2003      0.976          1.265               --
                                                       2002      1.000          0.976               --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2006      1.684          1.870               --
                                                       2005      1.533          1.684               --
                                                       2004      1.298          1.533               --
                                                       2003      0.983          1.298               --
                                                       2002      1.000          0.983               --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.527          1.708               --
                                                       2005      1.498          1.527               --
                                                       2004      1.330          1.498               --
                                                       2003      1.000          1.330               --

Legg Mason Partners Investment Series
  LMPIS Dividend Strategy Subaccount (5/01)..........  2006      1.156          1.336               --
                                                       2005      1.181          1.156               --
                                                       2004      1.166          1.181               --
                                                       2003      0.963          1.166               --
                                                       2002      1.000          0.963               --

  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2006      1.328          1.397               --
                                                       2005      1.274          1.328               --
                                                       2004      1.263          1.274               --
                                                       2003      0.960          1.263               --
                                                       2002      1.000          0.960               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunties Subaccount
  (5/01).............................................  2006      1.580          1.749               --
                                                       2005      1.537          1.580               --
                                                       2004      1.356          1.537               --
                                                       2003      0.974          1.356               --
                                                       2002      1.000          0.974               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2006      1.417          1.640            9,474
                                                       2005      1.389          1.417            9,670
                                                       2004      1.308          1.389            9,553
                                                       2003      0.960          1.308            9,550
                                                       2002      1.000          0.960               --

  LMPVPI Investors Subaccount (Class I) (11/99)......  2006      1.405          1.628               --
                                                       2005      1.345          1.405               --
                                                       2004      1.243          1.345               --
                                                       2003      0.958          1.243               --
                                                       2002      1.000          0.958               --

  LMPVPI Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2006      1.642          1.815               --
                                                       2005      1.597          1.642               --
                                                       2004      1.415          1.597               --
                                                       2003      0.970          1.415               --
                                                       2002      1.000          0.970               --

Legg Mason Partners Variable Portfolios II
  LMPVPII Appreciation Subaccount (11/99)............  2006      1.300          1.463               --
                                                       2005      1.272          1.300               --
                                                       2004      1.193          1.272               --
                                                       2003      0.977          1.193               --
                                                       2002      1.000          0.977               --

  LMPVPII Diversified Strategic Income Subaccount
  (11/99)............................................  2006      1.164          1.202               --
                                                       2005      1.158          1.164               --
                                                       2004      1.106          1.158               --
                                                       2003      1.010          1.106               --
                                                       2002      1.000          1.010               --

  LMPVPII Equity Index Subaccount (Class II)
  (11/99)............................................  2006      1.337          1.509               --
                                                       2005      1.308          1.337               --
                                                       2004      1.211          1.308               --
                                                       2003      0.967          1.211               --
                                                       2002      1.000          0.967               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPII Fundamental Value Subaccount (11/99).......  2006      1.430          1.637               --
                                                       2005      1.392          1.430               --
                                                       2004      1.312          1.392               --
                                                       2003      0.966          1.312               --
                                                       2002      1.000          0.966               --

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount (9/03)..  2006      0.993          1.013               --
                                                       2005      0.989          0.993               --
                                                       2004      0.998          0.989               --
                                                       2003      1.000          0.998               --

  LMPVPIII Aggressive Growth Subaccount (11/99)......  2006      1.479          1.577           10,527
                                                       2005      1.351          1.479           10,534
                                                       2004      1.254          1.351           10,542
                                                       2003      0.951          1.254           10,550
                                                       2002      1.000          0.951               --

  LMPVPIII High Income Subaccount (11/99)............  2006      1.371          1.491            5,740
                                                       2005      1.363          1.371            5,744
                                                       2004      1.259          1.363            5,748
                                                       2003      1.007          1.259            5,752
                                                       2002      1.000          1.007               --

  LMPVPIII International All Cap Growth Subaccount
  (11/99)............................................  2006      1.558          1.922               --
                                                       2005      1.423          1.558               --
                                                       2004      1.231          1.423               --
                                                       2003      0.986          1.231               --
                                                       2002      1.000          0.986               --

  LMPVPIII Large Cap Growth Subaccount (11/99).......  2006      1.388          1.424               --
                                                       2005      1.346          1.388               --
                                                       2004      1.369          1.346               --
                                                       2003      0.946          1.369               --
                                                       2002      1.000          0.946               --

  LMPVPIII Large Cap Value Subaccount (11/99)........  2006      1.372          1.591               --
                                                       2005      1.314          1.372               --
                                                       2004      1.212          1.314               --
                                                       2003      0.969          1.212               --
                                                       2002      1.000          0.969               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPIII Mid Cap Core Subaccount (11/99)...........  2006      1.428          1.607               --
                                                       2005      1.345          1.428               --
                                                       2004      1.242          1.345               --
                                                       2003      0.977          1.242               --
                                                       2002      1.000          0.977               --

  LMPVPIII Money Market Subaccount (11/99)...........  2006      0.983          1.008               --
                                                       2005      0.975          0.983               --
                                                       2004      0.986          0.975               --
                                                       2003      1.000          0.986               --
                                                       2002      1.000          1.000               --

Legg Mason Partners Variable Portfolios IV
  LMPVPIV Multiple Discipline Subaccount-All Cap
  Growth and Value (10/02)...........................  2006      1.347          1.500               --
                                                       2005      1.305          1.347               --
                                                       2004      1.249          1.305               --
                                                       2003      0.969          1.249               --
                                                       2002      1.000          0.969               --

  LMPVPIV Multiple Discipline Subaccount-Balanced All
  Cap Growth and Value (10/02).......................  2006      1.231          1.334               --
                                                       2005      1.205          1.231               --
                                                       2004      1.171          1.205               --
                                                       2003      0.979          1.171               --
                                                       2002      1.000          0.979               --

  LMPVPIV Multiple Discipline Subaccount-Global All
  Cap Growth and Value (10/02).......................  2006      1.401          1.582               --
                                                       2005      1.341          1.401               --
                                                       2004      1.241          1.341               --
                                                       2003      0.963          1.241               --
                                                       2002      1.000          0.963               --

  LMPVPIV Multiple Discipline Subaccount-Large Cap
  Growth and Value (11/02)...........................  2006      1.291          1.421               --
                                                       2005      1.272          1.291               --
                                                       2004      1.216          1.272               --
                                                       2003      0.962          1.216               --
                                                       2002      1.000          0.962               --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2006      1.385          1.592               --
                                                       2005      1.369          1.385               --
                                                       2004      1.239          1.369               --
                                                       2003      1.000          1.239               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2006      1.618          1.780               --
                                                       2005      1.525          1.618               --
                                                       2004      1.255          1.525               --
                                                       2003      1.000          1.255               --

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2006      1.529          1.615               --

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.266          1.346               --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2006      1.764          1.938               --

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.591          1.626            3,916

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2006      1.001          1.073               --

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2006      1.015          1.069               --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.450          1.429               --

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2006      1.303          1.289               --

  MIST MFS Value Subaccount (Class A) (4/06).........  2006      1.259          1.387               --

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2006      1.003          1.217               --

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2006      1.453          1.559               --

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.114          1.169               --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2006      1.317          1.360           20,063

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2006      1.003          1.026               --

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2006      1.562          1.521               --

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2006      1.068          1.106               --

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2006      1.327          1.360               --

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2006      1.352          1.367               --

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2006      1.426          1.459               --

  MSF MetLife Aggressive Allocation Subaccount
  (4/06).............................................  2006      1.002          1.057               --

  MSF MetLife Conservative Allocation Subaccount
  (4/06).............................................  2006      1.001          1.040               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)..................................  2006      1.002          1.046               --

  MSF MetLife Moderate Allocation Subaccount (4/06)..  2006      1.002          1.052               --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)..................................  2006      1.002          1.057               --

  MSF MFS Total Return Subaccount (Class F) (4/06)...  2006      1.280          1.365           85,924

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2006      0.996          1.048               --

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2006      0.998          1.066               --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2006      1.115          1.101               --
                                                       2005      1.114          1.115               --
                                                       2004      1.044          1.114               --
                                                       2003      1.000          1.044               --

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2006      1.076          1.095           36,588
                                                       2005      1.071          1.076           35,267
                                                       2004      1.042          1.071           25,374
                                                       2003      1.012          1.042           24,369
                                                       2002      1.000          1.012               --

Putnam Variable Trust
  Putnam VT Discovery Growth Subaccount (Class IB)
  (5/01).............................................  2006      1.374          1.496               --
                                                       2005      1.307          1.374               --
                                                       2004      1.240          1.307               --
                                                       2003      0.958          1.240               --
                                                       2002      1.000          0.958               --

  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2006      1.569          1.965               --
                                                       2005      1.427          1.569               --
                                                       2004      1.253          1.427               --
                                                       2003      0.994          1.253               --
                                                       2002      1.000          0.994               --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2006      1.860          2.138               --
                                                       2005      1.773          1.860               --
                                                       2004      1.433          1.773               --
                                                       2003      0.977          1.433               --
                                                       2002      1.000          0.977               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/01).............................................  2006      1.364          1.450               --
                                                       2005      1.279          1.364               --
                                                       2004      1.226          1.279               --
                                                       2003      0.967          1.226               --
                                                       2002      1.000          0.967               --

  Travelers Equity Income Subaccount (11/99).........  2006      1.359          1.426               --
                                                       2005      1.327          1.359               --
                                                       2004      1.232          1.327               --
                                                       2003      0.958          1.232               --
                                                       2002      1.000          0.958               --

  Travelers Large Cap Subaccount (11/99).............  2006      1.314          1.352               --
                                                       2005      1.233          1.314               --
                                                       2004      1.181          1.233               --
                                                       2003      0.967          1.181               --
                                                       2002      1.000          0.967               --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.075          1.141               --
                                                       2005      1.007          1.075               --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.028          1.031               --
                                                       2005      1.000          1.028               --

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.044          1.079               --
                                                       2005      1.000          1.044               --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.062          1.106               --
                                                       2005      0.999          1.062               --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05).....................  2006      1.035          1.054               --
                                                       2005      1.008          1.035               --

  Travelers Managed Income Subaccount (11/99)........  2006      1.080          1.068               --
                                                       2005      1.087          1.080           23,350
                                                       2004      1.078          1.087           13,913
                                                       2003      1.014          1.078            9,585
                                                       2002      1.000          1.014               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      1.442          1.529               --
                                                       2005      1.313          1.442               --
                                                       2004      1.156          1.313               --
                                                       2003      0.973          1.156               --
                                                       2002      1.000          0.973               --

  Travelers MFS Mid Cap Growth Subaccount (5/00).....  2006      1.478          1.562               --
                                                       2005      1.463          1.478               --
                                                       2004      1.308          1.463               --
                                                       2003      0.974          1.308               --
                                                       2002      1.000          0.974               --

  Travelers MFS Total Return Subaccount (11/99)......  2006      1.242          1.280               --
                                                       2005      1.230          1.242           82,303
                                                       2004      1.126          1.230           53,215
                                                       2003      0.986          1.126           34,407
                                                       2002      1.000          0.986               --

  Travelers MFS Value Subaccount (7/04)..............  2006      1.166          1.259               --
                                                       2005      1.118          1.166               --
                                                       2004      0.993          1.118               --

  Travelers Mondrian International Stock Subaccount
  (5/00).............................................  2006      1.537          1.764               --
                                                       2005      1.432          1.537               --
                                                       2004      1.262          1.432               --
                                                       2003      1.001          1.262               --
                                                       2002      1.000          1.001               --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.372          1.453               --
                                                       2005      1.320          1.372               --
                                                       2004      1.212          1.320               --
                                                       2003      1.000          1.212               --

  Travelers Pioneer Mid Cap Value Subaccount (5/05)..  2006      1.060          1.114               --
                                                       2005      1.000          1.060               --

  Travelers Pioneer Strategic Income Subaccount
  (6/00).............................................  2006      1.306          1.317               --
                                                       2005      1.285          1.306               --
                                                       2004      1.181          1.285               --
                                                       2003      1.008          1.181               --
                                                       2002      1.000          1.008               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.361          1.418               --
                                                       2005      1.361          1.361               --
                                                       2004      1.260          1.361               --
                                                       2003      0.969          1.260               --
                                                       2002      1.000          0.969               --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)..................................  2006      1.133          1.303               --
                                                       2005      1.032          1.133               --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.105          1.266               --
                                                       2005      1.000          1.105               --

  Travelers Van Kampen Enterprise Subaccount
  (11/99)............................................  2006      1.280          1.327               --
                                                       2005      1.211          1.280               --
                                                       2004      1.190          1.211               --
                                                       2003      0.966          1.190               --
                                                       2002      1.000          0.966               --

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (11/99).........................................  2006      1.329          1.340               --
                                                       2005      1.257          1.329               --
                                                       2004      1.198          1.257               --
                                                       2003      0.959          1.198               --
                                                       2002      1.000          0.959               --

Variable Insurance Products Fund
  VIP Contrafund Subaccount (Service Class) (11/99)..  2006      1.615          1.767               --
                                                       2005      1.410          1.615               --
                                                       2004      1.247          1.410               --
                                                       2003      0.991          1.247               --
                                                       2002      1.000          0.991               --

  VIP Mid Cap Subaccount (Service Class 2) (5/01)....  2006      1.889          2.082               --
                                                       2005      1.633          1.889           18,885
                                                       2004      1.336          1.633           12,999
                                                       2003      0.986          1.336            9,625
                                                       2002      1.000          0.986               --




                       SEPARATE ACCOUNT CHARGES 2.00% (B)


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Core Equity Subaccount (Series I) (4/06)..  2006      1.000          1.077             6,213

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  AIM V.I. Premier Equity Subaccount (Series I)
  (5/01).............................................  2006      1.268          1.330                --
                                                       2005      1.224          1.268             4,676
                                                       2004      1.181          1.224            12,413
                                                       2003      0.963          1.181            17,759
                                                       2002      1.000          0.963                --

AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.391          1.452                --
                                                       2005      1.356          1.391            47,989
                                                       2004      1.244          1.356            64,717
                                                       2003      0.960          1.244            56,384
                                                       2002      1.000          0.960                --

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.370          1.334                --
                                                       2005      1.217          1.370           104,732
                                                       2004      1.146          1.217           215,603
                                                       2003      0.948          1.146           140,484
                                                       2002      1.000          0.948                --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.624          1.917           628,631
                                                       2005      1.452          1.624           576,073
                                                       2004      1.305          1.452           568,405
                                                       2003      0.984          1.305           230,499
                                                       2002      1.000          0.984                --

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.618          1.748         2,262,900
                                                       2005      1.420          1.618         2,311,340
                                                       2004      1.288          1.420         2,174,558
                                                       2003      0.961          1.288         1,570,074
                                                       2002      1.000          0.961                --

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2006      1.415          1.598         2,334,870
                                                       2005      1.364          1.415         2,450,277
                                                       2004      1.261          1.364         2,464,499
                                                       2003      0.971          1.261         1,651,863
                                                       2002      1.000          0.971                --

Capital Appreciation Fund
  Capital Appreciation Fund (5/00)...................  2006      1.610          1.591                --
                                                       2005      1.389          1.610           108,294
                                                       2004      1.186          1.389           116,560
                                                       2003      0.968          1.186            78,193
                                                       2002      1.000          0.968                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/00).............................................  2006      1.787          2.323                --
                                                       2005      1.701          1.787            49,108
                                                       2004      1.321          1.701            58,237
                                                       2003      1.005          1.321            37,104
                                                       2002      1.000          1.005                --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.298          1.410                --
                                                       2005      1.202          1.298            24,867
                                                       2004      1.074          1.202                --
                                                       2003      1.000          1.074                --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)................................  2006      1.295          1.442                --
                                                       2005      1.200          1.295                --
                                                       2004      1.067          1.200                --
                                                       2003      1.000          1.067                --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2006      1.048          1.215           173,553
                                                       2005      1.027          1.048                --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2006      1.463          1.558           192,908
                                                       2005      1.424          1.463           208,273
                                                       2004      1.303          1.424           215,079
                                                       2003      0.969          1.303           201,494
                                                       2002      1.000          0.969                --

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.459          1.693                --
                                                       2005      1.347          1.459           522,692
                                                       2004      1.220          1.347           480,020
                                                       2003      0.994          1.220           399,669
                                                       2002      1.000          0.994                --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2006      2.202          2.765            75,587
                                                       2005      1.763          2.202            91,590
                                                       2004      1.442          1.763           100,794
                                                       2003      1.000          1.442            71,761

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2006      1.608          1.914           375,537
                                                       2005      1.489          1.608           328,303
                                                       2004      1.281          1.489           310,191
                                                       2003      0.989          1.281           244,758
                                                       2002      1.000          0.989                --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (6/02)...................................  2006      1.535          1.833                --
                                                       2005      1.438          1.535            77,237
                                                       2004      1.265          1.438            53,572
                                                       2003      0.976          1.265            21,906
                                                       2002      1.000          0.976                --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2006      1.684          1.870           107,057
                                                       2005      1.533          1.684           101,732
                                                       2004      1.298          1.533           113,467
                                                       2003      0.983          1.298            99,969
                                                       2002      1.000          0.983                --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.527          1.708                --
                                                       2005      1.498          1.527           185,107
                                                       2004      1.330          1.498           150,508
                                                       2003      1.000          1.330            97,171

Legg Mason Partners Investment Series
  LMPIS Dividend Strategy Subaccount (5/01)..........  2006      1.156          1.336            48,632
                                                       2005      1.181          1.156            49,847
                                                       2004      1.166          1.181            49,884
                                                       2003      0.963          1.166            45,863
                                                       2002      1.000          0.963                --

  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2006      1.328          1.397            43,087
                                                       2005      1.274          1.328            43,087
                                                       2004      1.263          1.274            43,087
                                                       2003      0.960          1.263            36,370
                                                       2002      1.000          0.960                --

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunties Subaccount
  (5/01).............................................  2006      1.580          1.749           140,991
                                                       2005      1.537          1.580           131,036
                                                       2004      1.356          1.537           164,400
                                                       2003      0.974          1.356            94,319
                                                       2002      1.000          0.974                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2006      1.417          1.640           240,038
                                                       2005      1.389          1.417           248,233
                                                       2004      1.308          1.389           248,890
                                                       2003      0.960          1.308           211,895
                                                       2002      1.000          0.960                --

  LMPVPI Investors Subaccount (Class I) (11/99)......  2006      1.405          1.628           231,247
                                                       2005      1.345          1.405           244,928
                                                       2004      1.243          1.345           294,184
                                                       2003      0.958          1.243           275,654
                                                       2002      1.000          0.958                --

  LMPVPI Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2006      1.642          1.815           100,852
                                                       2005      1.597          1.642            99,006
                                                       2004      1.415          1.597           103,106
                                                       2003      0.970          1.415           115,709
                                                       2002      1.000          0.970                --

Legg Mason Partners Variable Portfolios II
  LMPVPII Appreciation Subaccount (11/99)............  2006      1.300          1.463           976,227
                                                       2005      1.272          1.300         1,085,449
                                                       2004      1.193          1.272         1,128,648
                                                       2003      0.977          1.193           921,298
                                                       2002      1.000          0.977                --

  LMPVPII Diversified Strategic Income Subaccount
  (11/99)............................................  2006      1.164          1.202           177,397
                                                       2005      1.158          1.164           171,178
                                                       2004      1.106          1.158           162,450
                                                       2003      1.010          1.106           136,928
                                                       2002      1.000          1.010                --

  LMPVPII Equity Index Subaccount (Class II)
  (11/99)............................................  2006      1.337          1.509           268,238
                                                       2005      1.308          1.337           283,325
                                                       2004      1.211          1.308           411,322
                                                       2003      0.967          1.211           374,650
                                                       2002      1.000          0.967                --

  LMPVPII Fundamental Value Subaccount (11/99).......  2006      1.430          1.637           555,906
                                                       2005      1.392          1.430           606,298
                                                       2004      1.312          1.392           638,547
                                                       2003      0.966          1.312           404,104
                                                       2002      1.000          0.966                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount (9/03)..  2006      0.993          1.013            85,099
                                                       2005      0.989          0.993            85,790
                                                       2004      0.998          0.989            59,976
                                                       2003      1.000          0.998            19,961

  LMPVPIII Aggressive Growth Subaccount (11/99)......  2006      1.479          1.577         1,531,737
                                                       2005      1.351          1.479         1,809,745
                                                       2004      1.254          1.351         1,816,909
                                                       2003      0.951          1.254         1,298,237
                                                       2002      1.000          0.951                --

  LMPVPIII High Income Subaccount (11/99)............  2006      1.371          1.491           657,969
                                                       2005      1.363          1.371           660,536
                                                       2004      1.259          1.363           626,071
                                                       2003      1.007          1.259           963,403
                                                       2002      1.000          1.007                --

  LMPVPIII International All Cap Growth Subaccount
  (11/99)............................................  2006      1.558          1.922            15,788
                                                       2005      1.423          1.558            15,792
                                                       2004      1.231          1.423            40,407
                                                       2003      0.986          1.231            38,851
                                                       2002      1.000          0.986                --

  LMPVPIII Large Cap Growth Subaccount (11/99).......  2006      1.388          1.424           381,905
                                                       2005      1.346          1.388           426,543
                                                       2004      1.369          1.346           454,406
                                                       2003      0.946          1.369           213,469
                                                       2002      1.000          0.946                --

  LMPVPIII Large Cap Value Subaccount (11/99)........  2006      1.372          1.591            32,871
                                                       2005      1.314          1.372            32,871
                                                       2004      1.212          1.314            32,871
                                                       2003      0.969          1.212            32,871
                                                       2002      1.000          0.969                --

  LMPVPIII Mid Cap Core Subaccount (11/99)...........  2006      1.428          1.607           261,845
                                                       2005      1.345          1.428           398,914
                                                       2004      1.242          1.345           414,770
                                                       2003      0.977          1.242           186,432
                                                       2002      1.000          0.977                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPIII Money Market Subaccount (11/99)...........  2006      0.983          1.008           886,641
                                                       2005      0.975          0.983           762,624
                                                       2004      0.986          0.975           533,026
                                                       2003      1.000          0.986           152,315
                                                       2002      1.000          1.000                --

Legg Mason Partners Variable Portfolios IV
  LMPVPIV Multiple Discipline Subaccount-All Cap
  Growth and Value (10/02)...........................  2006      1.347          1.500         3,717,729
                                                       2005      1.305          1.347         4,165,660
                                                       2004      1.249          1.305         4,713,968
                                                       2003      0.969          1.249         3,197,280
                                                       2002      1.000          0.969                --

  LMPVPIV Multiple Discipline Subaccount-Balanced All
  Cap Growth and Value (10/02).......................  2006      1.231          1.334         1,209,899
                                                       2005      1.205          1.231         1,256,843
                                                       2004      1.171          1.205         1,461,710
                                                       2003      0.979          1.171         1,099,017
                                                       2002      1.000          0.979                --

  LMPVPIV Multiple Discipline Subaccount-Global All
  Cap Growth and Value (10/02).......................  2006      1.401          1.582           389,097
                                                       2005      1.341          1.401           378,089
                                                       2004      1.241          1.341           460,907
                                                       2003      0.963          1.241           351,981
                                                       2002      1.000          0.963                --

  LMPVPIV Multiple Discipline Subaccount-Large Cap
  Growth and Value (11/02)...........................  2006      1.291          1.421           105,166
                                                       2005      1.272          1.291           131,126
                                                       2004      1.216          1.272           174,476
                                                       2003      0.962          1.216           152,815
                                                       2002      1.000          0.962                --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2006      1.385          1.592           377,032
                                                       2005      1.369          1.385           341,133
                                                       2004      1.239          1.369           290,674
                                                       2003      1.000          1.239           167,595

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2006      1.618          1.780           295,597
                                                       2005      1.525          1.618           320,871
                                                       2004      1.255          1.525           349,328
                                                       2003      1.000          1.255           217,985

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2006      1.529          1.615            32,936

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.266          1.346                --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2006      1.764          1.938           192,080

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.591          1.626           113,033

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2006      1.001          1.073           763,296

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2006      1.015          1.069                --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.450          1.429            41,909

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2006      1.303          1.289                --

  MIST MFS Value Subaccount (Class A) (4/06).........  2006      1.259          1.387            66,418

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2006      1.003          1.217           144,660

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2006      1.453          1.559            10,758

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.114          1.169            17,457

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2006      1.317          1.360             5,955

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2006      1.003          1.026           286,299

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2006      1.562          1.521           280,513

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2006      1.068          1.106           390,131

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2006      1.327          1.360            22,159

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2006      1.352          1.367           181,146

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2006      1.426          1.459           863,921

  MSF MetLife Aggressive Allocation Subaccount
  (4/06).............................................  2006      1.002          1.057                --

  MSF MetLife Conservative Allocation Subaccount
  (4/06).............................................  2006      1.001          1.040                --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)..................................  2006      1.002          1.046            26,488

  MSF MetLife Moderate Allocation Subaccount (4/06)..  2006      1.002          1.052           329,787

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)..................................  2006      1.002          1.057           258,637

  MSF MFS Total Return Subaccount (Class F) (4/06)...  2006      1.280          1.365         1,719,060

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2006      0.996          1.048           138,503

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2006      0.998          1.066           130,654

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2006      1.115          1.101           333,054
                                                       2005      1.114          1.115           352,054
                                                       2004      1.044          1.114           281,739
                                                       2003      1.000          1.044           240,797

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2006      1.076          1.095         2,021,694
                                                       2005      1.071          1.076         2,231,359
                                                       2004      1.042          1.071         2,095,600
                                                       2003      1.012          1.042         2,115,078
                                                       2002      1.000          1.012                --

Putnam Variable Trust
  Putnam VT Discovery Growth Subaccount (Class IB)
  (5/01).............................................  2006      1.374          1.496                --
                                                       2005      1.307          1.374                --
                                                       2004      1.240          1.307                --
                                                       2003      0.958          1.240                --
                                                       2002      1.000          0.958                --

  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2006      1.569          1.965           214,063
                                                       2005      1.427          1.569           259,913
                                                       2004      1.253          1.427           238,693
                                                       2003      0.994          1.253           219,951
                                                       2002      1.000          0.994                --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2006      1.860          2.138           164,389
                                                       2005      1.773          1.860           169,474
                                                       2004      1.433          1.773           164,028
                                                       2003      0.977          1.433           153,913
                                                       2002      1.000          0.977                --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/01).............................................  2006      1.364          1.450                --
                                                       2005      1.279          1.364            42,170
                                                       2004      1.226          1.279            43,412
                                                       2003      0.967          1.226            30,573
                                                       2002      1.000          0.967                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Equity Income Subaccount (11/99).........  2006      1.359          1.426                --
                                                       2005      1.327          1.359           871,998
                                                       2004      1.232          1.327           837,507
                                                       2003      0.958          1.232           783,027
                                                       2002      1.000          0.958                --

  Travelers Large Cap Subaccount (11/99).............  2006      1.314          1.352                --
                                                       2005      1.233          1.314           102,730
                                                       2004      1.181          1.233           113,899
                                                       2003      0.967          1.181           112,890
                                                       2002      1.000          0.967                --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.075          1.141                --
                                                       2005      1.007          1.075                --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.028          1.031                --
                                                       2005      1.000          1.028                --

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.044          1.079                --
                                                       2005      1.000          1.044                --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.062          1.106                --
                                                       2005      0.999          1.062           157,445

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05).....................  2006      1.035          1.054                --
                                                       2005      1.008          1.035             7,235

  Travelers Managed Income Subaccount (11/99)........  2006      1.080          1.068                --
                                                       2005      1.087          1.080           357,710
                                                       2004      1.078          1.087           383,293
                                                       2003      1.014          1.078           331,511
                                                       2002      1.000          1.014                --

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      1.442          1.529                --
                                                       2005      1.313          1.442            35,013
                                                       2004      1.156          1.313            35,453
                                                       2003      0.973          1.156            30,775
                                                       2002      1.000          0.973                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers MFS Mid Cap Growth Subaccount (5/00).....  2006      1.478          1.562                --
                                                       2005      1.463          1.478           281,973
                                                       2004      1.308          1.463            92,733
                                                       2003      0.974          1.308           104,184
                                                       2002      1.000          0.974                --

  Travelers MFS Total Return Subaccount (11/99)......  2006      1.242          1.280                --
                                                       2005      1.230          1.242         1,858,321
                                                       2004      1.126          1.230         1,650,696
                                                       2003      0.986          1.126         1,307,672
                                                       2002      1.000          0.986                --

  Travelers MFS Value Subaccount (7/04)..............  2006      1.166          1.259                --
                                                       2005      1.118          1.166            79,307
                                                       2004      0.993          1.118                --

  Travelers Mondrian International Stock Subaccount
  (5/00).............................................  2006      1.537          1.764                --
                                                       2005      1.432          1.537           192,449
                                                       2004      1.262          1.432           193,163
                                                       2003      1.001          1.262           115,622
                                                       2002      1.000          1.001                --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.372          1.453                --
                                                       2005      1.320          1.372             8,791
                                                       2004      1.212          1.320            16,095
                                                       2003      1.000          1.212            16,215

  Travelers Pioneer Mid Cap Value Subaccount (5/05)..  2006      1.060          1.114                --
                                                       2005      1.000          1.060            17,457

  Travelers Pioneer Strategic Income Subaccount
  (6/00).............................................  2006      1.306          1.317                --
                                                       2005      1.285          1.306             1,732
                                                       2004      1.181          1.285             1,738
                                                       2003      1.008          1.181                --
                                                       2002      1.000          1.008                --

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.361          1.418                --
                                                       2005      1.361          1.361            67,802
                                                       2004      1.260          1.361            74,728
                                                       2003      0.969          1.260            73,289
                                                       2002      1.000          0.969                --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)..................................  2006      1.133          1.303                --
                                                       2005      1.032          1.133                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.105          1.266                --
                                                       2005      1.000          1.105                --

  Travelers Van Kampen Enterprise Subaccount
  (11/99)............................................  2006      1.280          1.327                --
                                                       2005      1.211          1.280             9,882
                                                       2004      1.190          1.211             9,882
                                                       2003      0.966          1.190             9,882
                                                       2002      1.000          0.966                --

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (11/99).........................................  2006      1.329          1.340            22,661
                                                       2005      1.257          1.329            32,908
                                                       2004      1.198          1.257            32,860
                                                       2003      0.959          1.198            32,305
                                                       2002      1.000          0.959                --

Variable Insurance Products Fund
  VIP Contrafund Subaccount (Service Class) (11/99)..  2006      1.615          1.767           339,713
                                                       2005      1.410          1.615           324,355
                                                       2004      1.247          1.410           298,724
                                                       2003      0.991          1.247           269,026
                                                       2002      1.000          0.991                --

  VIP Mid Cap Subaccount (Service Class 2) (5/01)....  2006      1.889          2.082           305,836
                                                       2005      1.633          1.889           449,084
                                                       2004      1.336          1.633           440,395
                                                       2003      0.986          1.336           412,733
                                                       2002      1.000          0.986                --




                         SEPARATE ACCOUNT CHARGES 2.05%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Core Equity Subaccount (Series I) (4/06)..  2006      1.000          1.077                --

  AIM V.I. Premier Equity Subaccount (Series I)
  (5/01).............................................  2006      1.193          1.251                --
                                                       2005      1.152          1.193                --
                                                       2004      1.112          1.152                --
                                                       2003      1.000          1.112                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.251          1.305                --
                                                       2005      1.220          1.251           132,406
                                                       2004      1.120          1.220            10,536
                                                       2003      1.000          1.120                --

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.305          1.271                --
                                                       2005      1.160          1.305           116,353
                                                       2004      1.093          1.160             1,456
                                                       2003      1.000          1.093                --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.476          1.741         1,831,802
                                                       2005      1.320          1.476         1,656,597
                                                       2004      1.188          1.320           781,699
                                                       2003      1.000          1.188           163,988

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.442          1.557         4,490,303
                                                       2005      1.266          1.442         4,170,128
                                                       2004      1.149          1.266         2,184,750
                                                       2003      1.000          1.149           117,074

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2006      1.286          1.451         5,333,569
                                                       2005      1.240          1.286         4,908,904
                                                       2004      1.147          1.240         2,243,737
                                                       2003      1.000          1.147           210,838

Capital Appreciation Fund
  Capital Appreciation Fund (5/00)...................  2006      1.553          1.534                --
                                                       2005      1.341          1.553                --
                                                       2004      1.145          1.341                --
                                                       2003      1.000          1.145                --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/00).............................................  2006      1.545          2.008                --
                                                       2005      1.471          1.545            70,144
                                                       2004      1.143          1.471                --
                                                       2003      1.000          1.143                --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.297          1.408                --
                                                       2005      1.201          1.297            24,687
                                                       2004      1.074          1.201            11,644
                                                       2003      1.000          1.074                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)................................  2006      1.294          1.440                --
                                                       2005      1.199          1.294           122,256
                                                       2004      1.067          1.199            29,854
                                                       2003      1.049          1.067                --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2006      1.048          1.214           727,038
                                                       2005      1.027          1.048           358,736

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2006      1.337          1.424           224,038
                                                       2005      1.302          1.337           309,962
                                                       2004      1.193          1.302           151,606
                                                       2003      1.000          1.193            44,940

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.336          1.549                --
                                                       2005      1.233          1.336           527,630
                                                       2004      1.117          1.233           259,463
                                                       2003      1.000          1.117            19,158

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2006      1.927          2.418           255,907
                                                       2005      1.543          1.927           204,648
                                                       2004      1.263          1.543           100,690
                                                       2003      1.000          1.263                --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2006      1.474          1.753         1,444,064
                                                       2005      1.365          1.474         1,197,361
                                                       2004      1.176          1.365           350,933
                                                       2003      1.000          1.176            58,222

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (6/02)...................................  2006      1.408          1.680                --
                                                       2005      1.320          1.408           211,820
                                                       2004      1.161          1.320            34,020
                                                       2003      1.000          1.161                --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2006      1.479          1.642           139,773
                                                       2005      1.348          1.479           142,414
                                                       2004      1.142          1.348            57,533
                                                       2003      1.000          1.142            18,494

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.345          1.504                --
                                                       2005      1.320          1.345           150,337
                                                       2004      1.173          1.320            71,596
                                                       2003      1.000          1.173            31,851

Legg Mason Partners Investment Series
  LMPIS Dividend Strategy Subaccount (5/01)..........  2006      1.091          1.260            27,557
                                                       2005      1.116          1.091            44,406
                                                       2004      1.101          1.116            31,123
                                                       2003      1.000          1.101                --

  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2006      1.209          1.271           124,082
                                                       2005      1.160          1.209           124,107
                                                       2004      1.151          1.160            53,839
                                                       2003      1.000          1.151                --

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunties Subaccount
  (5/01).............................................  2006      1.437          1.590           133,773
                                                       2005      1.398          1.437           154,444
                                                       2004      1.235          1.398            90,724
                                                       2003      1.000          1.235            33,485

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2006      1.266          1.465           333,463
                                                       2005      1.242          1.266           343,752
                                                       2004      1.170          1.242           276,133
                                                       2003      1.000          1.170            28,599

  LMPVPI Investors Subaccount (Class I) (11/99)......  2006      1.295          1.500           178,913
                                                       2005      1.240          1.295           211,338
                                                       2004      1.147          1.240            59,890
                                                       2003      1.000          1.147            35,867

  LMPVPI Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2006      1.433          1.584           176,924
                                                       2005      1.395          1.433           171,490
                                                       2004      1.237          1.395           153,471
                                                       2003      1.000          1.237                --

Legg Mason Partners Variable Portfolios II
  LMPVPII Appreciation Subaccount (11/99)............  2006      1.219          1.371           694,135
                                                       2005      1.193          1.219           739,363
                                                       2004      1.120          1.193           201,625
                                                       2003      1.000          1.120            13,897

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPII Diversified Strategic Income Subaccount
  (11/99)............................................  2006      1.111          1.147           744,777
                                                       2005      1.106          1.111           784,129
                                                       2004      1.057          1.106           581,383
                                                       2003      1.000          1.057            22,587

  LMPVPII Equity Index Subaccount (Class II)
  (11/99)............................................  2006      1.246          1.406            71,710
                                                       2005      1.220          1.246            54,094
                                                       2004      1.130          1.220            31,513
                                                       2003      1.000          1.130                --

  LMPVPII Fundamental Value Subaccount (11/99).......  2006      1.272          1.456         1,339,105
                                                       2005      1.239          1.272         1,502,679
                                                       2004      1.169          1.239         1,130,419
                                                       2003      1.000          1.169           199,202

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount (9/03)..  2006      0.991          1.011           197,881
                                                       2005      0.989          0.991           175,898
                                                       2004      0.997          0.989           113,933
                                                       2003      1.000          0.997                --

  LMPVPIII Aggressive Growth Subaccount (11/99)......  2006      1.338          1.427         1,513,671
                                                       2005      1.224          1.338         1,587,584
                                                       2004      1.136          1.224         1,214,648
                                                       2003      1.000          1.136           201,480

  LMPVPIII High Income Subaccount (11/99)............  2006      1.198          1.303           639,415
                                                       2005      1.192          1.198           647,641
                                                       2004      1.101          1.192           411,650
                                                       2003      1.000          1.101           143,452

  LMPVPIII International All Cap Growth Subaccount
  (11/99)............................................  2006      1.484          1.829                --
                                                       2005      1.355          1.484                --
                                                       2004      1.174          1.355                --
                                                       2003      1.000          1.174                --

  LMPVPIII Large Cap Growth Subaccount (11/99).......  2006      1.185          1.214           807,257
                                                       2005      1.149          1.185           969,284
                                                       2004      1.169          1.149           506,016
                                                       2003      1.000          1.169           100,648

  LMPVPIII Large Cap Value Subaccount (11/99)........  2006      1.297          1.503                --
                                                       2005      1.243          1.297                --
                                                       2004      1.147          1.243                --
                                                       2003      1.000          1.147                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPIII Mid Cap Core Subaccount (11/99)...........  2006      1.330          1.496           184,292
                                                       2005      1.253          1.330           284,316
                                                       2004      1.158          1.253           147,795
                                                       2003      1.000          1.158                --

  LMPVPIII Money Market Subaccount (11/99)...........  2006      0.990          1.014           784,624
                                                       2005      0.983          0.990           364,509
                                                       2004      0.994          0.983           333,535
                                                       2003      1.000          0.994                --

Legg Mason Partners Variable Portfolios IV
  LMPVPIV Multiple Discipline Subaccount-All Cap
  Growth and Value (10/02)...........................  2006      1.216          1.354         3,143,509
                                                       2005      1.179          1.216         3,412,786
                                                       2004      1.129          1.179         2,834,916
                                                       2003      1.000          1.129           247,777

  LMPVPIV Multiple Discipline Subaccount-Balanced All
  Cap Growth and Value (10/02).......................  2006      1.144          1.239         3,880,028
                                                       2005      1.120          1.144         3,933,304
                                                       2004      1.089          1.120         2,918,367
                                                       2003      1.000          1.089           413,007

  LMPVPIV Multiple Discipline Subaccount-Global All
  Cap Growth and Value (10/02).......................  2006      1.286          1.451           578,119
                                                       2005      1.232          1.286           608,747
                                                       2004      1.140          1.232           180,396
                                                       2003      1.000          1.140                --

  LMPVPIV Multiple Discipline Subaccount-Large Cap
  Growth and Value (11/02)...........................  2006      1.191          1.310           197,390
                                                       2005      1.174          1.191           248,950
                                                       2004      1.122          1.174           171,012
                                                       2003      1.000          1.122                --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2006      1.273          1.463         1,010,675
                                                       2005      1.259          1.273           867,751
                                                       2004      1.140          1.259           527,515
                                                       2003      1.000          1.140                --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2006      1.490          1.638           874,567
                                                       2005      1.405          1.490           884,793
                                                       2004      1.156          1.405           254,563
                                                       2003      1.000          1.156            56,642

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2006      1.440          1.520           142,552

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.266          1.345            28,505

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2006      1.617          1.776           743,416

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.534          1.568                --

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2006      1.001          1.073         1,136,012

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2006      1.015          1.069            14,449

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.344          1.323            95,808

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2006      1.302          1.288            12,716

  MIST MFS Value Subaccount (Class A) (4/06).........  2006      1.257          1.385           434,857

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2006      1.003          1.216           163,301

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2006      1.350          1.447             3,302

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.113          1.168                --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2006      1.201          1.241           246,615

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2006      1.003          1.026           402,340

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2006      1.350          1.314            41,728

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2006      1.019          1.054           619,253

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2006      1.257          1.289                --

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2006      1.285          1.298           342,858

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2006      1.309          1.339           668,790

  MSF MetLife Aggressive Allocation Subaccount
  (4/06).............................................  2006      1.002          1.057            16,037

  MSF MetLife Conservative Allocation Subaccount
  (4/06).............................................  2006      1.001          1.040                --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)..................................  2006      1.002          1.046            73,050

  MSF MetLife Moderate Allocation Subaccount (4/06)..  2006      1.002          1.051           246,752

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)..................................  2006      1.002          1.056           157,572

  MSF MFS Total Return Subaccount (Class F) (4/06)...  2006      1.225          1.305         1,736,193

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2006      0.996          1.048           336,936

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2006      0.998          1.066           194,415

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2006      1.116          1.101         1,034,670
                                                       2005      1.116          1.116           761,159
                                                       2004      1.046          1.116           360,434
                                                       2003      1.000          1.046                --

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2006      1.057          1.075         2,118,939
                                                       2005      1.053          1.057         2,038,278
                                                       2004      1.025          1.053         1,320,238
                                                       2003      1.000          1.025           212,809

Putnam Variable Trust
  Putnam VT Discovery Growth Subaccount (Class IB)
  (5/01).............................................  2006      1.247          1.357                --
                                                       2005      1.187          1.247                --
                                                       2004      1.126          1.187                --
                                                       2003      1.000          1.126                --

  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2006      1.477          1.849             2,466
                                                       2005      1.344          1.477                --
                                                       2004      1.180          1.344                --
                                                       2003      1.000          1.180                --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2006      1.603          1.842           137,272
                                                       2005      1.529          1.603           114,865
                                                       2004      1.236          1.529            42,012
                                                       2003      1.000          1.236                --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/01).............................................  2006      1.264          1.344                --
                                                       2005      1.186          1.264            91,615
                                                       2004      1.137          1.186             8,207
                                                       2003      1.000          1.137                --

  Travelers Equity Income Subaccount (11/99).........  2006      1.248          1.309                --
                                                       2005      1.219          1.248           594,858
                                                       2004      1.133          1.219           356,171
                                                       2003      1.000          1.133            46,186

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Large Cap Subaccount (11/99).............  2006      1.249          1.285                --
                                                       2005      1.172          1.249            15,297
                                                       2004      1.123          1.172                --
                                                       2003      1.000          1.123                --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.074          1.141                --
                                                       2005      1.007          1.074            14,121

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.028          1.030                --
                                                       2005      1.000          1.028           205,689

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.043          1.079                --
                                                       2005      1.000          1.043           202,439

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.062          1.106                --
                                                       2005      0.999          1.062           142,792

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05).....................  2006      1.035          1.053                --
                                                       2005      1.008          1.035            58,836

  Travelers Managed Income Subaccount (11/99)........  2006      1.030          1.019                --
                                                       2005      1.037          1.030           531,729
                                                       2004      1.029          1.037           419,827
                                                       2003      1.000          1.029             6,725

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      1.358          1.440                --
                                                       2005      1.237          1.358            63,233
                                                       2004      1.090          1.237            21,338
                                                       2003      1.000          1.090                --

  Travelers MFS Mid Cap Growth Subaccount (5/00).....  2006      1.278          1.350                --
                                                       2005      1.265          1.278            41,707
                                                       2004      1.132          1.265                --
                                                       2003      1.000          1.132                --

  Travelers MFS Total Return Subaccount (11/99)......  2006      1.188          1.225                --
                                                       2005      1.178          1.188         1,715,890
                                                       2004      1.079          1.178         1,111,199
                                                       2003      1.000          1.079            78,205

  Travelers MFS Value Subaccount (7/04)..............  2006      1.165          1.257                --
                                                       2005      1.117          1.165           303,452
                                                       2004      0.993          1.117           122,142

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Mondrian International Stock Subaccount
  (5/00).............................................  2006      1.410          1.617                --
                                                       2005      1.314          1.410           708,291
                                                       2004      1.159          1.314           575,019
                                                       2003      1.000          1.159               788

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.274          1.350                --
                                                       2005      1.227          1.274             3,586
                                                       2004      1.127          1.227                --
                                                       2003      1.000          1.127                --

  Travelers Pioneer Mid Cap Value Subaccount (5/05)..  2006      1.059          1.113                --
                                                       2005      1.000          1.059                --

  Travelers Pioneer Strategic Income Subaccount
  (6/00).............................................  2006      1.191          1.201                --
                                                       2005      1.173          1.191           253,499
                                                       2004      1.079          1.173            65,381
                                                       2003      1.000          1.079                --

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.206          1.256                --
                                                       2005      1.206          1.206           329,452
                                                       2004      1.117          1.206           126,430
                                                       2003      1.000          1.117                --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)..................................  2006      1.133          1.302                --
                                                       2005      1.032          1.133             1,556

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.105          1.266                --
                                                       2005      1.000          1.105                --

  Travelers Van Kampen Enterprise Subaccount
  (11/99)............................................  2006      1.213          1.257                --
                                                       2005      1.149          1.213                --
                                                       2004      1.129          1.149                --
                                                       2003      1.000          1.129                --

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (11/99).........................................  2006      1.237          1.247            21,074
                                                       2005      1.170          1.237            13,261
                                                       2004      1.116          1.170            13,267
                                                       2003      1.000          1.116                --

Variable Insurance Products Fund
  VIP Contrafund Subaccount (Service Class) (11/99)..  2006      1.476          1.614           734,913
                                                       2005      1.289          1.476           718,779
                                                       2004      1.141          1.289           213,311
                                                       2003      1.000          1.141             5,137

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  VIP Mid Cap Subaccount (Service Class 2) (5/01)....  2006      1.692          1.863           627,194
                                                       2005      1.463          1.692           529,369
                                                       2004      1.198          1.463           320,461
                                                       2003      1.000          1.198            52,180




                         SEPARATE ACCOUNT CHARGES 2.10%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Core Equity Subaccount (Series I) (4/06)..  2006      1.000          1.076               --

  AIM V.I. Premier Equity Subaccount (Series I)
  (5/01).............................................  2006      1.191          1.249               --
                                                       2005      1.152          1.191               --
                                                       2004      1.112          1.152               --
                                                       2003      1.000          1.112               --

AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.249          1.304               --
                                                       2005      1.220          1.249               --
                                                       2004      1.120          1.220               --
                                                       2003      1.000          1.120               --

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.304          1.269               --
                                                       2005      1.159          1.304               --
                                                       2004      1.093          1.159               --
                                                       2003      1.000          1.093               --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.474          1.738           86,022
                                                       2005      1.319          1.474           89,838
                                                       2004      1.187          1.319           37,649
                                                       2003      1.000          1.187            6,649

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.440          1.554          160,431
                                                       2005      1.266          1.440          162,056
                                                       2004      1.149          1.266           50,046
                                                       2003      1.000          1.149            8,761

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2006      1.284          1.449          170,659
                                                       2005      1.239          1.284          171,218
                                                       2004      1.147          1.239           75,789
                                                       2003      1.000          1.147            8,885

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Capital Appreciation Fund
  Capital Appreciation Fund (5/00)...................  2006      1.551          1.532               --
                                                       2005      1.340          1.551               --
                                                       2004      1.145          1.340               --
                                                       2003      1.000          1.145               --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/00).............................................  2006      1.543          2.004               --
                                                       2005      1.470          1.543               --
                                                       2004      1.143          1.470               --
                                                       2003      1.000          1.143               --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.295          1.406               --
                                                       2005      1.201          1.295               --
                                                       2004      1.074          1.201               --
                                                       2003      1.000          1.074               --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)................................  2006      1.293          1.438               --
                                                       2005      1.199          1.293           23,446
                                                       2004      1.067          1.199           23,446
                                                       2003      1.049          1.067               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2006      1.048          1.213               --
                                                       2005      1.027          1.048               --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2006      1.336          1.422            7,831
                                                       2005      1.302          1.336            7,843
                                                       2004      1.192          1.302            7,433
                                                       2003      1.000          1.192            6,551

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.334          1.547               --
                                                       2005      1.232          1.334               --
                                                       2004      1.117          1.232               --
                                                       2003      1.000          1.117               --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2006      1.924          2.414            3,420
                                                       2005      1.542          1.924            3,578
                                                       2004      1.263          1.542               --
                                                       2003      1.000          1.263               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2006      1.472          1.750           12,064
                                                       2005      1.364          1.472           12,064
                                                       2004      1.175          1.364            3,451
                                                       2003      1.000          1.175               --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (6/02)...................................  2006      1.406          1.678               --
                                                       2005      1.319          1.406               --
                                                       2004      1.161          1.319               --
                                                       2003      1.000          1.161               --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2006      1.478          1.639               --
                                                       2005      1.347          1.478               --
                                                       2004      1.142          1.347               --
                                                       2003      1.000          1.142               --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.344          1.502               --
                                                       2005      1.320          1.344            4,952
                                                       2004      1.173          1.320              409
                                                       2003      1.000          1.173               --

Legg Mason Partners Investment Series
  LMPIS Dividend Strategy Subaccount (5/01)..........  2006      1.090          1.258               --
                                                       2005      1.115          1.090               --
                                                       2004      1.101          1.115               --
                                                       2003      1.000          1.101               --

  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2006      1.207          1.269            9,233
                                                       2005      1.160          1.207            8,498
                                                       2004      1.151          1.160               --
                                                       2003      1.000          1.151               --

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunties Subaccount
  (5/01).............................................  2006      1.436          1.587               --
                                                       2005      1.397          1.436            6,229
                                                       2004      1.234          1.397            6,233
                                                       2003      1.000          1.234               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2006      1.264          1.462            6,735
                                                       2005      1.241          1.264            6,742
                                                       2004      1.170          1.241            6,750
                                                       2003      1.000          1.170            6,753

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPI Investors Subaccount (Class I) (11/99)......  2006      1.293          1.498               --
                                                       2005      1.240          1.293               --
                                                       2004      1.147          1.240               --
                                                       2003      1.000          1.147               --

  LMPVPI Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2006      1.432          1.581               --
                                                       2005      1.394          1.432               --
                                                       2004      1.236          1.394               --
                                                       2003      1.000          1.236               --

Legg Mason Partners Variable Portfolios II
  LMPVPII Appreciation Subaccount (11/99)............  2006      1.218          1.369            2,458
                                                       2005      1.192          1.218            2,581
                                                       2004      1.119          1.192               --
                                                       2003      1.000          1.119               --

  LMPVPII Diversified Strategic Income Subaccount
  (11/99)............................................  2006      1.110          1.145               --
                                                       2005      1.105          1.110               --
                                                       2004      1.057          1.105               --
                                                       2003      1.000          1.057               --

  LMPVPII Equity Index Subaccount (Class II)
  (11/99)............................................  2006      1.245          1.403               --
                                                       2005      1.219          1.245               --
                                                       2004      1.130          1.219               --
                                                       2003      1.000          1.130               --

  LMPVPII Fundamental Value Subaccount (11/99).......  2006      1.271          1.453           41,018
                                                       2005      1.238          1.271           42,517
                                                       2004      1.169          1.238           14,741
                                                       2003      1.000          1.169               --

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount (9/03)..  2006      0.990          1.010           17,210
                                                       2005      0.988          0.990           21,619
                                                       2004      0.997          0.988           21,622
                                                       2003      1.000          0.997               --

  LMPVPIII Aggressive Growth Subaccount (11/99)......  2006      1.337          1.424               --
                                                       2005      1.223          1.337               --
                                                       2004      1.136          1.223               --
                                                       2003      1.000          1.136               --

  LMPVPIII High Income Subaccount (11/99)............  2006      1.197          1.300            3,661
                                                       2005      1.191          1.197            3,844
                                                       2004      1.101          1.191               --
                                                       2003      1.000          1.101               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPIII International All Cap Growth Subaccount
  (11/99)............................................  2006      1.482          1.826               --
                                                       2005      1.354          1.482               --
                                                       2004      1.173          1.354               --
                                                       2003      1.000          1.173               --

  LMPVPIII Large Cap Growth Subaccount (11/99).......  2006      1.183          1.212            6,346
                                                       2005      1.148          1.183           14,223
                                                       2004      1.169          1.148            7,565
                                                       2003      1.000          1.169               --

  LMPVPIII Large Cap Value Subaccount (11/99)........  2006      1.296          1.501               --
                                                       2005      1.242          1.296               --
                                                       2004      1.147          1.242               --
                                                       2003      1.000          1.147               --

  LMPVPIII Mid Cap Core Subaccount (11/99)...........  2006      1.328          1.494           12,728
                                                       2005      1.252          1.328           20,292
                                                       2004      1.158          1.252            6,960
                                                       2003      1.000          1.158               --

  LMPVPIII Money Market Subaccount (11/99)...........  2006      0.989          1.013               --
                                                       2005      0.982          0.989               --
                                                       2004      0.994          0.982               --
                                                       2003      1.000          0.994               --

Legg Mason Partners Variable Portfolios IV
  LMPVPIV Multiple Discipline Subaccount-All Cap
  Growth and Value (10/02)...........................  2006      1.215          1.352           12,059
                                                       2005      1.179          1.215           12,066
                                                       2004      1.129          1.179           12,072
                                                       2003      1.000          1.129           12,074

  LMPVPIV Multiple Discipline Subaccount-Balanced All
  Cap Growth and Value (10/02).......................  2006      1.143          1.237          333,035
                                                       2005      1.120          1.143          352,158
                                                       2004      1.089          1.120          357,916
                                                       2003      1.000          1.089          292,892

  LMPVPIV Multiple Discipline Subaccount-Global All
  Cap Growth and Value (10/02).......................  2006      1.284          1.449           51,122
                                                       2005      1.231          1.284           52,677
                                                       2004      1.140          1.231           55,062
                                                       2003      1.000          1.140            9,003

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPIV Multiple Discipline Subaccount-Large Cap
  Growth and Value (11/02)...........................  2006      1.189          1.308               --
                                                       2005      1.173          1.189               --
                                                       2004      1.122          1.173               --
                                                       2003      1.000          1.122               --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2006      1.272          1.461           94,216
                                                       2005      1.258          1.272           92,498
                                                       2004      1.140          1.258           29,092
                                                       2003      1.000          1.140               --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2006      1.488          1.635           24,865
                                                       2005      1.404          1.488           23,389
                                                       2004      1.156          1.404              514
                                                       2003      1.000          1.156               --

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2006      1.438          1.518               --

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.265          1.344               --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2006      1.615          1.773               --

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.532          1.565               --

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2006      1.001          1.072               --

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2006      1.015          1.068               --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.342          1.321               --

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2006      1.301          1.287               --

  MIST MFS Value Subaccount (Class A) (4/06).........  2006      1.256          1.384               --

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2006      1.003          1.216               --

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2006      1.348          1.445               --

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.113          1.167               --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2006      1.200          1.239            3,644

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2006      1.003          1.025           41,024

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2006      1.348          1.312               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2006      1.017          1.052            5,205

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2006      1.256          1.287               --

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2006      1.283          1.296               --

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2006      1.308          1.337           29,130

  MSF MetLife Aggressive Allocation Subaccount
  (4/06).............................................  2006      1.002          1.057               --

  MSF MetLife Conservative Allocation Subaccount
  (4/06).............................................  2006      1.001          1.039               --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)..................................  2006      1.002          1.046               --

  MSF MetLife Moderate Allocation Subaccount (4/06)..  2006      1.002          1.051               --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)..................................  2006      1.002          1.056           17,267

  MSF MFS Total Return Subaccount (Class F) (4/06)...  2006      1.223          1.303          115,433

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2006      0.996          1.047               --

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2006      0.998          1.065               --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2006      1.115          1.099           25,681
                                                       2005      1.115          1.115           27,032
                                                       2004      1.046          1.115              321
                                                       2003      1.000          1.046               --

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2006      1.056          1.073           86,378
                                                       2005      1.052          1.056           85,546
                                                       2004      1.024          1.052           25,853
                                                       2003      1.000          1.024               --

Putnam Variable Trust
  Putnam VT Discovery Growth Subaccount (Class IB)
  (5/01).............................................  2006      1.246          1.355               --
                                                       2005      1.186          1.246               --
                                                       2004      1.126          1.186               --
                                                       2003      1.000          1.126               --

  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2006      1.475          1.845               --
                                                       2005      1.343          1.475               --
                                                       2004      1.180          1.343               --
                                                       2003      1.000          1.180               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2006      1.601          1.839               --
                                                       2005      1.528          1.601               --
                                                       2004      1.236          1.528               --
                                                       2003      1.000          1.236               --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/01).............................................  2006      1.262          1.342               --
                                                       2005      1.185          1.262               --
                                                       2004      1.136          1.185               --
                                                       2003      1.000          1.136               --

  Travelers Equity Income Subaccount (11/99).........  2006      1.246          1.308               --
                                                       2005      1.218          1.246           27,363
                                                       2004      1.132          1.218            6,969
                                                       2003      1.000          1.132            6,972

  Travelers Large Cap Subaccount (11/99).............  2006      1.247          1.283               --
                                                       2005      1.172          1.247               --
                                                       2004      1.123          1.172               --
                                                       2003      1.000          1.123               --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.074          1.140               --
                                                       2005      1.007          1.074               --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.027          1.030               --
                                                       2005      1.000          1.027               --

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.043          1.078               --
                                                       2005      1.000          1.043               --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.062          1.105               --
                                                       2005      0.999          1.062               --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05).....................  2006      1.034          1.053               --
                                                       2005      1.008          1.034               --

  Travelers Managed Income Subaccount (11/99)........  2006      1.029          1.017               --
                                                       2005      1.036          1.029            4,772
                                                       2004      1.029          1.036               --
                                                       2003      1.000          1.029               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      1.357          1.438               --
                                                       2005      1.236          1.357               --
                                                       2004      1.090          1.236               --
                                                       2003      1.000          1.090               --

  Travelers MFS Mid Cap Growth Subaccount (5/00).....  2006      1.276          1.348               --
                                                       2005      1.264          1.276               --
                                                       2004      1.132          1.264               --
                                                       2003      1.000          1.132               --

  Travelers MFS Total Return Subaccount (11/99)......  2006      1.187          1.223               --
                                                       2005      1.177          1.187          109,722
                                                       2004      1.078          1.177           41,109
                                                       2003      1.000          1.078               --

  Travelers MFS Value Subaccount (7/04)..............  2006      1.164          1.256               --
                                                       2005      1.117          1.164               --
                                                       2004      0.992          1.117               --

  Travelers Mondrian International Stock Subaccount
  (5/00).............................................  2006      1.408          1.615               --
                                                       2005      1.313          1.408               --
                                                       2004      1.158          1.313               --
                                                       2003      1.000          1.158               --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.273          1.348               --
                                                       2005      1.226          1.273               --
                                                       2004      1.127          1.226               --
                                                       2003      1.000          1.127               --

  Travelers Pioneer Mid Cap Value Subaccount (5/05)..  2006      1.059          1.113               --
                                                       2005      1.000          1.059               --

  Travelers Pioneer Strategic Income Subaccount
  (6/00).............................................  2006      1.190          1.200               --
                                                       2005      1.172          1.190            3,647
                                                       2004      1.079          1.172              307
                                                       2003      1.000          1.079               --

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.204          1.254               --
                                                       2005      1.205          1.204               --
                                                       2004      1.116          1.205               --
                                                       2003      1.000          1.116               --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)..................................  2006      1.132          1.301               --
                                                       2005      1.032          1.132               --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.105          1.265               --
                                                       2005      1.000          1.105               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Van Kampen Enterprise Subaccount
  (11/99)............................................  2006      1.212          1.256               --
                                                       2005      1.148          1.212               --
                                                       2004      1.128          1.148               --
                                                       2003      1.000          1.128               --

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (11/99).........................................  2006      1.236          1.244               --
                                                       2005      1.169          1.236               --
                                                       2004      1.115          1.169               --
                                                       2003      1.000          1.115               --

Variable Insurance Products Fund
  VIP Contrafund Subaccount (Service Class) (11/99)..  2006      1.474          1.611            8,737
                                                       2005      1.288          1.474            8,741
                                                       2004      1.141          1.288            8,746
                                                       2003      1.000          1.141            8,748

  VIP Mid Cap Subaccount (Service Class 2) (5/01)....  2006      1.690          1.860           22,317
                                                       2005      1.462          1.690           22,322
                                                       2004      1.198          1.462           21,134
                                                       2003      1.000          1.198               --




                       SEPARATE ACCOUNT CHARGES 2.20% (B)


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Core Equity Subaccount (Series I) (4/06)..  2006      1.000          1.076             7,862

  AIM V.I. Premier Equity Subaccount (Series I)
  (5/01).............................................  2006      1.260          1.321                --
                                                       2005      1.219          1.260             5,955
                                                       2004      1.178          1.219             5,958
                                                       2003      0.963          1.178             5,962
                                                       2002      1.000          0.963                --

AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.382          1.442                --
                                                       2005      1.351          1.382            87,681
                                                       2004      1.242          1.351            53,488
                                                       2003      0.960          1.242             8,543
                                                       2002      1.000          0.960                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.362          1.324                --
                                                       2005      1.212          1.362             8,136
                                                       2004      1.144          1.212             8,147
                                                       2003      0.948          1.144             8,158
                                                       2002      1.000          0.948                --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.614          1.902           243,233
                                                       2005      1.446          1.614           263,482
                                                       2004      1.303          1.446           234,185
                                                       2003      0.984          1.303            11,565
                                                       2002      1.000          0.984                --

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.608          1.734           591,139
                                                       2005      1.415          1.608           608,837
                                                       2004      1.285          1.415           542,802
                                                       2003      0.960          1.285           291,762
                                                       2002      1.000          0.960                --

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2006      1.406          1.585           981,249
                                                       2005      1.358          1.406         1,000,046
                                                       2004      1.258          1.358           950,041
                                                       2003      0.971          1.258           704,556
                                                       2002      1.000          0.971                --

Capital Appreciation Fund
  Capital Appreciation Fund (5/00)...................  2006      1.600          1.580                --
                                                       2005      1.384          1.600             5,253
                                                       2004      1.183          1.384             5,256
                                                       2003      0.968          1.183             5,056
                                                       2002      1.000          0.968                --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/00).............................................  2006      1.776          2.304                --
                                                       2005      1.694          1.776            47,056
                                                       2004      1.318          1.694            47,056
                                                       2003      1.005          1.318            45,031
                                                       2002      1.000          1.005                --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.293          1.403                --
                                                       2005      1.199          1.293                --
                                                       2004      1.073          1.199                --
                                                       2003      1.000          1.073                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)................................  2006      1.290          1.435                --
                                                       2005      1.197          1.290             1,812
                                                       2004      1.067          1.197                --
                                                       2003      1.000          1.067                --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2006      1.047          1.211            34,644
                                                       2005      1.027          1.047                --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2006      1.454          1.546            56,156
                                                       2005      1.418          1.454            58,906
                                                       2004      1.300          1.418            56,400
                                                       2003      0.969          1.300            29,124
                                                       2002      1.000          0.969                --

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.450          1.680                --
                                                       2005      1.341          1.450           288,138
                                                       2004      1.217          1.341           292,095
                                                       2003      0.994          1.217           223,043
                                                       2002      1.000          0.994                --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2006      2.190          2.745            47,212
                                                       2005      1.757          2.190            44,244
                                                       2004      1.440          1.757            50,617
                                                       2003      1.000          1.440            30,640

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2006      1.598          1.899            77,535
                                                       2005      1.483          1.598            65,940
                                                       2004      1.279          1.483            61,084
                                                       2003      0.989          1.279            19,323
                                                       2002      1.000          0.989                --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (6/02)...................................  2006      1.526          1.818                --
                                                       2005      1.433          1.526            77,554
                                                       2004      1.262          1.433            65,648
                                                       2003      0.976          1.262            36,044
                                                       2002      1.000          0.976                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2006      1.674          1.855            18,867
                                                       2005      1.527          1.674            27,542
                                                       2004      1.296          1.527            25,628
                                                       2003      0.983          1.296            18,539
                                                       2002      1.000          0.983                --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.519          1.696                --
                                                       2005      1.493          1.519            28,004
                                                       2004      1.329          1.493            23,228
                                                       2003      1.000          1.329             4,528

Legg Mason Partners Investment Series
  LMPIS Dividend Strategy Subaccount (5/01)..........  2006      1.149          1.325            16,365
                                                       2005      1.176          1.149            16,173
                                                       2004      1.163          1.176             6,295
                                                       2003      0.963          1.163             6,109
                                                       2002      1.000          0.963                --

  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2006      1.320          1.386                --
                                                       2005      1.269          1.320            20,272
                                                       2004      1.261          1.269                --
                                                       2003      0.960          1.261                --
                                                       2002      1.000          0.960                --

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunties Subaccount
  (5/01).............................................  2006      1.571          1.735            13,206
                                                       2005      1.531          1.571            65,581
                                                       2004      1.353          1.531            68,766
                                                       2003      0.974          1.353            18,794
                                                       2002      1.000          0.974                --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2006      1.408          1.627           171,439
                                                       2005      1.383          1.408           184,824
                                                       2004      1.305          1.383           185,914
                                                       2003      0.960          1.305           145,744
                                                       2002      1.000          0.960                --

  LMPVPI Investors Subaccount (Class I) (11/99)......  2006      1.396          1.615             5,940
                                                       2005      1.340          1.396             5,943
                                                       2004      1.241          1.340             5,946
                                                       2003      0.958          1.241                --
                                                       2002      1.000          0.958                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPI Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2006      1.632          1.801            49,057
                                                       2005      1.591          1.632            62,378
                                                       2004      1.412          1.591            75,282
                                                       2003      0.970          1.412            51,166
                                                       2002      1.000          0.970                --

Legg Mason Partners Variable Portfolios II
  LMPVPII Appreciation Subaccount (11/99)............  2006      1.292          1.451           128,547
                                                       2005      1.267          1.292           137,911
                                                       2004      1.190          1.267           130,325
                                                       2003      0.977          1.190           108,325
                                                       2002      1.000          0.977                --

  LMPVPII Diversified Strategic Income Subaccount
  (11/99)............................................  2006      1.157          1.193            40,392
                                                       2005      1.153          1.157           201,480
                                                       2004      1.104          1.153           199,486
                                                       2003      1.010          1.104           169,179
                                                       2002      1.000          1.010                --

  LMPVPII Equity Index Subaccount (Class II)
  (11/99)............................................  2006      1.329          1.496            29,531
                                                       2005      1.303          1.329            65,689
                                                       2004      1.208          1.303            31,447
                                                       2003      0.967          1.208            14,964
                                                       2002      1.000          0.967                --

  LMPVPII Fundamental Value Subaccount (11/99).......  2006      1.421          1.624           208,073
                                                       2005      1.386          1.421           244,750
                                                       2004      1.310          1.386           255,757
                                                       2003      0.966          1.310           109,298
                                                       2002      1.000          0.966                --

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount (9/03)..  2006      0.988          1.006            65,692
                                                       2005      0.987          0.988           105,280
                                                       2004      0.997          0.987            71,789
                                                       2003      1.000          0.997            30,870

  LMPVPIII Aggressive Growth Subaccount (11/99)......  2006      1.470          1.564           319,844
                                                       2005      1.346          1.470           331,153
                                                       2004      1.251          1.346           333,858
                                                       2003      0.951          1.251           177,260
                                                       2002      1.000          0.951                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPIII High Income Subaccount (11/99)............  2006      1.363          1.479           556,949
                                                       2005      1.358          1.363           592,813
                                                       2004      1.256          1.358           550,689
                                                       2003      1.007          1.256           282,296
                                                       2002      1.000          1.007                --

  LMPVPIII International All Cap Growth Subaccount
  (11/99)............................................  2006      1.549          1.907             2,008
                                                       2005      1.417          1.549             2,008
                                                       2004      1.229          1.417             2,008
                                                       2003      0.986          1.229                --
                                                       2002      1.000          0.986                --

  LMPVPIII Large Cap Growth Subaccount (11/99).......  2006      1.380          1.412           156,218
                                                       2005      1.341          1.380           186,768
                                                       2004      1.366          1.341           198,544
                                                       2003      0.946          1.366           106,645
                                                       2002      1.000          0.946                --

  LMPVPIII Large Cap Value Subaccount (11/99)........  2006      1.364          1.578            23,866
                                                       2005      1.309          1.364            23,886
                                                       2004      1.210          1.309            23,907
                                                       2003      0.969          1.210            23,931
                                                       2002      1.000          0.969                --

  LMPVPIII Mid Cap Core Subaccount (11/99)...........  2006      1.419          1.594            19,944
                                                       2005      1.339          1.419            42,942
                                                       2004      1.240          1.339            42,958
                                                       2003      0.977          1.240            27,736
                                                       2002      1.000          0.977                --

  LMPVPIII Money Market Subaccount (11/99)...........  2006      0.977          1.000           259,784
                                                       2005      0.971          0.977            37,008
                                                       2004      0.984          0.971            35,476
                                                       2003      0.999          0.984            17,168
                                                       2002      1.000          0.999                --

Legg Mason Partners Variable Portfolios IV
  LMPVPIV Multiple Discipline Subaccount-All Cap
  Growth and Value (10/02)...........................  2006      1.339          1.488           799,557
                                                       2005      1.300          1.339         1,005,196
                                                       2004      1.246          1.300         1,120,270
                                                       2003      0.969          1.246           559,967
                                                       2002      1.000          0.969                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPIV Multiple Discipline Subaccount-Balanced All
  Cap Growth and Value (10/02).......................  2006      1.224          1.323         1,365,232
                                                       2005      1.200          1.224         1,377,552
                                                       2004      1.168          1.200         1,374,620
                                                       2003      0.979          1.168         1,016,318
                                                       2002      1.000          0.979                --

  LMPVPIV Multiple Discipline Subaccount-Global All
  Cap Growth and Value (10/02).......................  2006      1.392          1.569           853,067
                                                       2005      1.336          1.392           621,873
                                                       2004      1.239          1.336           294,992
                                                       2003      0.962          1.239                --
                                                       2002      1.000          0.962                --

  LMPVPIV Multiple Discipline Subaccount-Large Cap
  Growth and Value (11/02)...........................  2006      1.284          1.410            68,918
                                                       2005      1.267          1.284            68,969
                                                       2004      1.213          1.267            68,535
                                                       2003      0.961          1.213                --
                                                       2002      1.000          0.961                --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2006      1.378          1.581           112,858
                                                       2005      1.364          1.378           126,897
                                                       2004      1.238          1.364            96,031
                                                       2003      1.000          1.238            60,061

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2006      1.610          1.767            78,050
                                                       2005      1.520          1.610            96,218
                                                       2004      1.253          1.520            56,353
                                                       2003      1.000          1.253            25,857

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2006      1.519          1.602           125,866

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.264          1.342                --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2006      1.752          1.922            48,650

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.580          1.613             5,443

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2006      1.001          1.072           418,886

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2006      1.015          1.068             4,159

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.440          1.417            60,677

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2006      1.300          1.285                --

  MIST MFS Value Subaccount (Class A) (4/06).........  2006      1.254          1.380            10,775

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2006      1.003          1.215            82,139

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2006      1.445          1.547             5,084

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.112          1.165                --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2006      1.308          1.350             8,500

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2006      1.003          1.025            36,008

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2006      1.552          1.509            43,270

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2006      1.061          1.097           114,070

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2006      1.318          1.349                --

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2006      1.343          1.356           100,347

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2006      1.417          1.447            69,711

  MSF MetLife Aggressive Allocation Subaccount
  (4/06).............................................  2006      1.002          1.056                --

  MSF MetLife Conservative Allocation Subaccount
  (4/06).............................................  2006      1.001          1.038                --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)..................................  2006      1.002          1.045                --

  MSF MetLife Moderate Allocation Subaccount (4/06)..  2006      1.002          1.050                --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)..................................  2006      1.002          1.055                --

  MSF MFS Total Return Subaccount (Class F) (4/06)...  2006      1.271          1.354           364,487

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2006      0.996          1.047           130,335

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2006      0.998          1.064            11,006

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2006      1.109          1.092            81,833
                                                       2005      1.110          1.109           104,374
                                                       2004      1.042          1.110           168,773
                                                       2003      1.000          1.042            54,678

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2006      1.069          1.086           561,674
                                                       2005      1.067          1.069           596,876
                                                       2004      1.040          1.067           576,706
                                                       2003      1.012          1.040           514,636
                                                       2002      1.000          1.012                --

Putnam Variable Trust
  Putnam VT Discovery Growth Subaccount (Class IB)
  (5/01).............................................  2006      1.366          1.484             3,627
                                                       2005      1.302          1.366             4,172
                                                       2004      1.237          1.302             4,172
                                                       2003      0.958          1.237             9,165
                                                       2002      1.000          0.958                --

  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2006      1.560          1.949             2,316
                                                       2005      1.421          1.560                --
                                                       2004      1.250          1.421             2,038
                                                       2003      0.994          1.250             2,129
                                                       2002      1.000          0.994                --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2006      1.848          2.121            32,939
                                                       2005      1.765          1.848            31,893
                                                       2004      1.430          1.765            15,972
                                                       2003      0.977          1.430            17,788
                                                       2002      1.000          0.977                --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/01).............................................  2006      1.355          1.440                --
                                                       2005      1.274          1.355            76,662
                                                       2004      1.223          1.274            74,577
                                                       2003      0.967          1.223            55,722
                                                       2002      1.000          0.967                --

  Travelers Equity Income Subaccount (11/99).........  2006      1.351          1.417                --
                                                       2005      1.322          1.351            70,507
                                                       2004      1.230          1.322            51,434
                                                       2003      0.958          1.230            35,368
                                                       2002      1.000          0.958                --

  Travelers Large Cap Subaccount (11/99).............  2006      1.306          1.343                --
                                                       2005      1.228          1.306             8,717
                                                       2004      1.179          1.228             5,234
                                                       2003      0.966          1.179             5,013
                                                       2002      1.000          0.966                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.074          1.139                --
                                                       2005      1.007          1.074                --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.027          1.029                --
                                                       2005      1.000          1.027                --

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.042          1.077                --
                                                       2005      1.000          1.042                --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.061          1.104                --
                                                       2005      0.999          1.061                --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05).....................  2006      1.034          1.052                --
                                                       2005      1.007          1.034                --

  Travelers Managed Income Subaccount (11/99)........  2006      1.073          1.061                --
                                                       2005      1.082          1.073           296,846
                                                       2004      1.076          1.082           297,600
                                                       2003      1.014          1.076           267,025
                                                       2002      1.000          1.014                --

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      1.433          1.519                --
                                                       2005      1.308          1.433           141,770
                                                       2004      1.153          1.308           143,975
                                                       2003      0.973          1.153           116,827
                                                       2002      1.000          0.973                --

  Travelers MFS Mid Cap Growth Subaccount (5/00).....  2006      1.469          1.552                --
                                                       2005      1.457          1.469            45,898
                                                       2004      1.306          1.457                --
                                                       2003      0.974          1.306                --
                                                       2002      1.000          0.974                --

  Travelers MFS Total Return Subaccount (11/99)......  2006      1.234          1.271                --
                                                       2005      1.225          1.234           381,492
                                                       2004      1.124          1.225           348,726
                                                       2003      0.986          1.124           116,554
                                                       2002      1.000          0.986                --

  Travelers MFS Value Subaccount (7/04)..............  2006      1.163          1.254                --
                                                       2005      1.116          1.163             6,545
                                                       2004      0.992          1.116                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Mondrian International Stock Subaccount
  (5/00).............................................  2006      1.528          1.752                --
                                                       2005      1.426          1.528            48,397
                                                       2004      1.259          1.426            47,726
                                                       2003      1.001          1.259             3,059
                                                       2002      1.000          1.001                --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.364          1.445                --
                                                       2005      1.316          1.364            28,836
                                                       2004      1.210          1.316            28,853
                                                       2003      1.000          1.210             1,879

  Travelers Pioneer Mid Cap Value Subaccount (5/05)..  2006      1.058          1.112                --
                                                       2005      1.000          1.058                --

  Travelers Pioneer Strategic Income Subaccount
  (6/00).............................................  2006      1.298          1.308                --
                                                       2005      1.280          1.298             8,500
                                                       2004      1.179          1.280             3,608
                                                       2003      1.008          1.179                --
                                                       2002      1.000          1.008                --

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.353          1.409                --
                                                       2005      1.355          1.353            90,468
                                                       2004      1.257          1.355            90,472
                                                       2003      0.969          1.257             4,218
                                                       2002      1.000          0.969                --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)..................................  2006      1.132          1.300                --
                                                       2005      1.032          1.132                --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.104          1.264                --
                                                       2005      1.000          1.104                --

  Travelers Van Kampen Enterprise Subaccount
  (11/99)............................................  2006      1.272          1.318                --
                                                       2005      1.206          1.272                --
                                                       2004      1.187          1.206                --
                                                       2003      0.966          1.187                --
                                                       2002      1.000          0.966                --

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (11/99).........................................  2006      1.321          1.330            24,855
                                                       2005      1.251          1.321            25,581
                                                       2004      1.195          1.251            28,191
                                                       2003      0.959          1.195            27,256
                                                       2002      1.000          0.959                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Variable Insurance Products Fund
  VIP Contrafund Subaccount (Service Class) (11/99)..  2006      1.606          1.753           113,109
                                                       2005      1.405          1.606           111,224
                                                       2004      1.245          1.405           123,753
                                                       2003      0.991          1.245            55,188
                                                       2002      1.000          0.991                --

  VIP Mid Cap Subaccount (Service Class 2) (5/01)....  2006      1.878          2.065            71,557
                                                       2005      1.626          1.878            71,714
                                                       2004      1.334          1.626            47,123
                                                       2003      0.986          1.334                --
                                                       2002      1.000          0.986                --




* We are waiving a portion of the Mortality and Expense Risk charge for this Subaccount. Please see "Fee Table -- Annual Separate Account Charges" for more information.

The date next to each funding option name reflects the date money first came into the funding option through the Separate Account.

Funding options not listed above had no amounts allocated to them or were not available as of December 31, 2006.

Number of Units Outstanding at End of Year may include units for Contracts Owners in payout phase, where appropriate.

If an accumulation unit value has no assets and units across all sub-accounts within the Separate Account, and has had no assets and units for the history displayed on the Condensed Financial Information in the past, then it may not be displayed.

Variable Funding Option mergers and substitutions that occurred between January 1, 2005 and December 31, 2006, are displayed below. Please see Appendix C for more information on Variable Funding Option name changes, mergers and substitutions.

Effective on or about 02/25/2005, The Travelers Series Trust-MFS Emerging Growth Portfolio merged into The Travelers Series Trust-MFS Mid Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, AIM Variable Insurance Fund-AIM VI Premier Equity Fund merged into AIM Variable Insurance Fund-AIM VI Core Equity Fund and is no longer available as a funding option.

Effective on or about 05/01/2006, Alliance Bernstein Variable Products Series Fund-AllianceBernstein Growth and Income Portfolio was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Alliance Bernstein Variable Products Series Fund-AllianceBernstein Large Cap Growth Portfolio was replaced by Metropolitan Series Fund, Inc.-T. Rowe Price Large Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Capital Appreciation Fund merged into Met Investors Series Trust-Janus Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Delaware VIP Trust-Delaware VIP REIT Series was replaced by Met Investors Series Trust-Neuberger Berman Real Estate Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Global Allocation Portfolio was replaced by Metropolitan Series Fund, Inc.-Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Value Opportunities VI Fund was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton VIP Trust-Mutual Shares Securities Fund was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton VIP Trust-Templeton Growth Securities Fund was replaced by Metropolitan Series Fund, Inc.-Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-AIM Capital Appreciation Portfolio merged into Met Investors Series Trust-MET/AIM Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Equity Income Portfolio merged into Metropolitan Series Fund, Inc.-FI Value Leaders Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Large Cap Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Aggressive Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Aggressive Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Conservative Portfolio merged into Metropolitan Series Fund, Inc.- MetLife Conservative Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Moderate Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate-Aggressive Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Moderate to Aggressive Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate-Conservative Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Conservative to Moderate Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Mercury Large Cap Core Portfolio merged into Met Investors Series Trust-Mercury Large-Cap Core Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS Mid Cap Growth Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Aggressive Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS Total Return Portfolio merged into Metropolitan Series Fund, Inc.-MFS Total Return Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS Value Portfolio merged into Met Investors Series Trust-MFS Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Mondrian International Stock Portfolio merged into Met Investors Series Trust-Harris Oakmark International Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Fund Portfolio merged into Met Investors Series Trust-Pioneer Fund Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Mid-Cap Value Portfolio merged into Met Investors Series Trust-Pioneer Mid-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Strategic Income Portfolio merged into Metropolitan Series Fund, Inc.-Pioneer Strategic Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Strategic Equity Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Style Focus Series:
Small Cap Growth Portfolio merged into Met Investors Series Trust-MET/AIM Small Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Style Focus Series:
Small Cap Value Portfolio merged into Met Investors Series Trust-Dreman Small-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Travelers Managed Income Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Bond Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Van Kampen Enterprise Portfolio merged into Metropolitan Series Fund, Inc.-Capital Guardian U.S. Equity Portfolio and is no longer available as a funding option.

Effective on or about 11/13/2006, Lazard Retirement Series, Inc.-Lazard Retirement Small Cap Portfolio was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

                         CONDENSED FINANCIAL INFORMATION

--------------------------------------------------------------------------------

The following tables provide the Accumulation Unit Values information for the MID-RANGE combinations of separate account charges. The Accumulation Unit Value information for the minimum separate account charge and the maximum variable account charge are contained in the Prospectus.

                       SEPARATE ACCOUNT CHARGES 1.60% (A)


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Core Equity Subaccount (Series I) (4/06)..  2006      1.000          1.080           21,186

  AIM V.I. Premier Equity Subaccount (Series I)
  (5/01).............................................  2006      0.808          0.849               --
                                                       2005      0.777          0.808           26,568
                                                       2004      0.747          0.777           26,582
                                                       2003      0.607          0.747           47,692
                                                       2002      0.884          0.607           66,257
                                                       2001      1.000          0.884           38,368

AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      0.749          0.733               --
                                                       2005      0.663          0.749          587,791
                                                       2004      0.622          0.663          435,517
                                                       2003      0.512          0.622          526,492
                                                       2002      0.752          0.512          553,711
                                                       2001      1.000          0.752          472,388

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.233          1.461          378,365
                                                       2005      1.098          1.233          362,506
                                                       2004      0.983          1.098          259,242
                                                       2003      0.738          0.983          186,566
                                                       2002      0.879          0.738          225,675
                                                       2001      0.996          0.879           39,649

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.245          1.351          832,088
                                                       2005      1.089          1.245          817,588
                                                       2004      0.984          1.089          822,055
                                                       2003      0.731          0.984          716,651
                                                       2002      0.983          0.731          665,207
                                                       2001      1.091          0.983          507,376

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2006      1.314          1.489          506,326
                                                       2005      1.261          1.314          593,898
                                                       2004      1.161          1.261          692,311
                                                       2003      0.891          1.161          677,603
                                                       2002      1.109          0.891          637,610
                                                       2001      1.124          1.109          176,771

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Capital Appreciation Fund
  Capital Appreciation Fund (5/00)...................  2006      0.670          0.663               --
                                                       2005      0.576          0.670           61,171
                                                       2004      0.490          0.576            5,194
                                                       2003      0.398          0.490            5,201
                                                       2002      0.540          0.398           73,462
                                                       2001      1.000          0.540           63,779

Credit Suisse Trust
  Credit Suisse Trust Emerging Markets Subaccount
  (5/00).............................................  2006      1.261          1.645           73,896
                                                       2005      1.002          1.261           44,890
                                                       2004      0.815          1.002            5,059
                                                       2003      0.579          0.815            5,064
                                                       2002      0.666          0.579            5,070
                                                       2001      1.000          0.666               --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/00).............................................  2006      2.325          3.034               --
                                                       2005      2.204          2.325           68,548
                                                       2004      1.704          2.204           68,141
                                                       2003      1.292          1.704           62,491
                                                       2002      1.256          1.292           39,432
                                                       2001      1.000          1.256            6,450

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (5/00).....................................  2006      0.905          1.038           24,735
                                                       2005      0.881          0.905           25,634
                                                       2004      0.852          0.881           26,540
                                                       2003      0.715          0.852           27,168
                                                       2002      0.872          0.715           27,763
                                                       2001      1.000          0.872            2,817

  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (5/00).....................................  2006      1.122          1.146           27,509
                                                       2005      1.078          1.122           26,301
                                                       2004      0.984          1.078           25,016
                                                       2003      0.759          0.984           23,617
                                                       2002      0.954          0.759           21,685
                                                       2001      1.000          0.954            1,380

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.309          1.424               --
                                                       2005      1.207          1.309               --
                                                       2004      1.074          1.207               --
                                                       2003      1.000          1.074               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)................................  2006      1.306          1.456               --
                                                       2005      1.205          1.306           19,564
                                                       2004      1.067          1.205           14,089
                                                       2003      1.000          1.067               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.253          1.460               --
                                                       2005      1.152          1.253           84,767
                                                       2004      1.039          1.152           61,625
                                                       2003      0.844          1.039           80,317
                                                       2002      1.000          0.844           63,760

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2006      2.226          2.806            6,366
                                                       2005      1.775          2.226               --
                                                       2004      1.446          1.775               --
                                                       2003      1.000          1.446               --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2006      1.165          1.392          629,814
                                                       2005      1.074          1.165          643,897
                                                       2004      0.921          1.074          490,264
                                                       2003      0.708          0.921          362,736
                                                       2002      0.883          0.708          363,371
                                                       2001      1.031          0.883          372,306

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (6/02)...................................  2006      1.258          1.508               --
                                                       2005      1.174          1.258           22,978
                                                       2004      1.028          1.174               --
                                                       2003      0.791          1.028               --
                                                       2002      1.000          0.791               --

High Yield Bond Trust
  High Yield Bond Trust (6/04).......................  2006      1.065          1.089               --
                                                       2005      1.068          1.065               --
                                                       2004      0.998          1.068               --

Janus Aspen Series
  Janus Aspen Balanced Subaccount (Service Shares)
  (5/00).............................................  2006      1.056          1.091               --
                                                       2005      0.997          1.056           45,236
                                                       2004      0.935          0.997           45,244
                                                       2003      0.836          0.935           61,559
                                                       2002      0.910          0.836           82,622
                                                       2001      1.000          0.910           37,431

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Janus Aspen Global Life Sciences Subaccount
  (Service Shares) (5/00)............................  2006      0.995          1.041           13,455
                                                       2005      0.900          0.995           27,169
                                                       2004      0.801          0.900           27,169
                                                       2003      0.645          0.801           27,169
                                                       2002      0.930          0.645           25,111
                                                       2001      1.000          0.930           17,231

  Janus Aspen Global Technology Subaccount (Service
  Shares) (5/00).....................................  2006      0.377          0.400           33,528
                                                       2005      0.344          0.377           33,528
                                                       2004      0.347          0.344          103,432
                                                       2003      0.241          0.347          103,432
                                                       2002      0.414          0.241           33,528
                                                       2001      1.000          0.414           33,528

  Janus Aspen Worldwide Growth Subaccount (Service
  Shares) (5/00).....................................  2006      0.578          0.671           54,146
                                                       2005      0.557          0.578           53,652
                                                       2004      0.541          0.557           53,290
                                                       2003      0.444          0.541           56,129
                                                       2002      0.608          0.444           51,596
                                                       2001      1.000          0.608           43,088

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.544          1.733               --
                                                       2005      1.508          1.544            3,347
                                                       2004      1.334          1.508           65,979
                                                       2003      1.000          1.334           62,628

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2006      1.330          1.546          389,440
                                                       2005      1.299          1.330          318,767
                                                       2004      1.219          1.299          364,905
                                                       2003      0.891          1.219          390,414
                                                       2002      1.208          0.891          338,073
                                                       2001      1.000          1.208          267,374

  LMPVPI Investors Subaccount (Class I) (11/99)......  2006      1.221          1.421          228,253
                                                       2005      1.165          1.221          227,875
                                                       2004      1.072          1.165          243,422
                                                       2003      0.823          1.072          295,422
                                                       2002      1.087          0.823          166,026
                                                       2001      1.000          1.087          118,438

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPI Large Cap Growth Subaccount (Class I)
  (9/02).............................................  2006      1.164          1.194               --
                                                       2005      1.124          1.164               --
                                                       2004      1.137          1.124               --
                                                       2003      0.799          1.137               --
                                                       2002      1.000          0.799               --

  LMPVPI Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2006      1.405          1.559           14,568
                                                       2005      1.361          1.405           15,629
                                                       2004      1.201          1.361           15,192
                                                       2003      0.820          1.201           13,436
                                                       2002      1.276          0.820           28,961
                                                       2001      1.000          1.276           15,650

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class I)
  (8/02).............................................  2006      1.211          1.324               --
                                                       2005      1.120          1.211               --
                                                       2004      1.043          1.120           25,323
                                                       2003      0.757          1.043           25,323
                                                       2002      1.000          0.757               --

  LMPVPII Equity Index Subaccount (Class II)
  (11/99)............................................  2006      0.877          0.994           69,147
                                                       2005      0.855          0.877           67,852
                                                       2004      0.788          0.855          135,502
                                                       2003      0.627          0.788          143,048
                                                       2002      0.820          0.627           50,016
                                                       2001      1.000          0.820           18,820

  LMPVPII Growth and Income Subaccount (Class I)
  (9/02).............................................  2006      1.114          1.232               --
                                                       2005      1.092          1.114               --
                                                       2004      1.024          1.092               --
                                                       2003      0.799          1.024               --
                                                       2002      1.000          0.799               --

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount (9/03)..  2006      1.002          1.026           59,269
                                                       2005      0.994          1.002           59,269
                                                       2004      0.999          0.994               --
                                                       2003      1.000          0.999               --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2006      1.400          1.616               --
                                                       2005      1.378          1.400               --
                                                       2004      1.243          1.378               --
                                                       2003      1.000          1.243               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2006      1.636          1.807           51,049
                                                       2005      1.536          1.636           64,733
                                                       2004      1.258          1.536           50,181
                                                       2003      1.000          1.258           44,319

Managed Assets Trust
  Managed Assets Trust (6/04)........................  2006      1.100          1.135               --
                                                       2005      1.077          1.100               --
                                                       2004      1.009          1.077               --

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (4/06)..........................................  2006      1.521          1.448           57,060

  MIST BlackRock High Yield Subaccount (Class A)
  (4/06).............................................  2006      1.298          1.368           49,599

  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2006      0.947          1.002           35,730

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.271          1.355               --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2006      1.048          1.154               --

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      0.663          0.680           64,705

  MIST Legg Mason Partners Managed Assets Subaccount
  (Class A) (4/06)...................................  2006      1.135          1.200               --

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (4/06)..........................................  2006      1.257          1.317          129,061

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2006      1.001          1.078           22,662

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2006      1.015          1.072               --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      0.982          0.971               --

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2006      1.307          1.298               --

  MIST MFS Value Subaccount (Class A) (4/06).........  2006      1.269          1.402               --

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2006      1.003          1.220          201,566

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2006      1.471          1.582               --

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.118          1.177               --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2006      1.404          1.455           54,184

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2006      1.003          1.029           33,372

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2006      0.603          0.588          166,896

  MSF BlackRock Bond Income Subaccount (Class A)
  (4/06).............................................  2006      1.222          1.270           20,155

  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2006      1.162          1.188           89,985

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2006      0.832          0.844          214,405

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2006      1.330          1.364          177,571

  MSF MetLife Aggressive Allocation Subaccount
  (4/06).............................................  2006      1.002          1.060               --

  MSF MetLife Conservative Allocation Subaccount
  (4/06).............................................  2006      1.001          1.043               --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)..................................  2006      1.002          1.049               --

  MSF MetLife Moderate Allocation Subaccount (4/06)..  2006      1.002          1.054           67,850

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)..................................  2006      1.002          1.059               --

  MSF MFS Total Return Subaccount (Class F) (4/06)...  2006      1.393          1.489          370,563

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2006      0.996          1.051           30,350

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2006      0.998          1.069          407,590

  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (4/06)........................  2006      1.089          1.157               --

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (4/06)........................  2006      1.040          1.077           28,536

Money Market Portfolio
  Money Market Subaccount (10/97)....................  2006      1.151          1.162               --
                                                       2005      1.137          1.151          263,728
                                                       2004      1.144          1.137          358,163
                                                       2003      1.153          1.144          403,387
                                                       2002      1.156          1.153          489,209
                                                       2001      1.000          1.156          409,277

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (11/04)....................................  2006      1.116          1.179               --
                                                       2005      1.072          1.116               --
                                                       2004      1.037          1.072               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2006      1.127          1.117            9,383
                                                       2005      1.122          1.127          101,465
                                                       2004      1.046          1.122            9,383
                                                       2003      1.000          1.046               --

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2006      1.214          1.241          284,670
                                                       2005      1.204          1.214          350,967
                                                       2004      1.167          1.204          655,940
                                                       2003      1.129          1.167          668,500
                                                       2002      1.051          1.129          428,795
                                                       2001      1.000          1.051          133,797

Putnam Variable Trust
  Putnam VT Discovery Growth Subaccount (Class IB)
  (5/01).............................................  2006      0.810          0.885           11,362
                                                       2005      0.767          0.810           11,374
                                                       2004      0.724          0.767           11,387
                                                       2003      0.558          0.724           34,347
                                                       2002      0.805          0.558           35,744
                                                       2001      1.000          0.805           20,652

  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2006      1.108          1.393          114,334
                                                       2005      1.003          1.108           13,188
                                                       2004      0.877          1.003           13,200
                                                       2003      0.694          0.877           12,398
                                                       2002      0.856          0.694           12,408
                                                       2001      1.000          0.856           12,419

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2006      1.685          1.945           92,301
                                                       2005      1.599          1.685          120,081
                                                       2004      1.288          1.599           62,695
                                                       2003      0.874          1.288           65,416
                                                       2002      1.087          0.874           99,145
                                                       2001      1.000          1.087           19,095

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/01).............................................  2006      0.923          0.982               --
                                                       2005      0.862          0.923               --
                                                       2004      0.823          0.862               --
                                                       2003      0.646          0.823           19,478
                                                       2002      0.863          0.646               --
                                                       2001      1.000          0.863               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Convertible Securities Subaccount
  (6/00).............................................  2006      1.179          1.257               --
                                                       2005      1.194          1.179          133,806
                                                       2004      1.141          1.194          197,549
                                                       2003      0.919          1.141          186,438
                                                       2002      1.003          0.919          123,805
                                                       2001      1.000          1.003           57,457

  Travelers Disciplined Mid Cap Stock Subaccount
  (5/00).............................................  2006      1.393          1.521               --
                                                       2005      1.259          1.393           58,517
                                                       2004      1.098          1.259           58,496
                                                       2003      0.834          1.098           55,894
                                                       2002      0.990          0.834           92,994
                                                       2001      1.000          0.990           30,415

  Travelers Equity Income Subaccount (11/99).........  2006      1.266          1.330               --
                                                       2005      1.231          1.266          206,627
                                                       2004      1.138          1.231          220,797
                                                       2003      0.882          1.138          263,231
                                                       2002      1.041          0.882          179,228
                                                       2001      1.000          1.041          147,790

  Travelers Federated High Yield Subaccount (6/00)...  2006      1.266          1.298               --
                                                       2005      1.254          1.266          172,196
                                                       2004      1.154          1.254          136,921
                                                       2003      0.958          1.154          148,818
                                                       2002      0.939          0.958           32,221
                                                       2001      1.000          0.939           31,439

  Travelers Federated Stock Subaccount (5/00)........  2006      1.177          1.219               --
                                                       2005      1.136          1.177            1,155
                                                       2004      1.044          1.136            1,159
                                                       2003      0.831          1.044           10,046
                                                       2002      1.047          0.831            9,762
                                                       2001      1.000          1.047            1,279

  Travelers Large Cap Subaccount (11/99).............  2006      0.808          0.832               --
                                                       2005      0.755          0.808          172,921
                                                       2004      0.720          0.755          180,057
                                                       2003      0.587          0.720          179,411
                                                       2002      0.773          0.587          177,655
                                                       2001      1.000          0.773          129,126

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.077          1.145               --
                                                       2005      1.007          1.077               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.031          1.035               --
                                                       2005      1.000          1.031               --

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.046          1.083               --
                                                       2005      1.000          1.046               --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.065          1.111               --
                                                       2005      0.999          1.065               --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05).....................  2006      1.037          1.058               --
                                                       2005      1.008          1.037               --

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      0.891          0.947               --
                                                       2005      0.808          0.891           18,532
                                                       2004      0.709          0.808           19,382
                                                       2003      0.594          0.709           19,501
                                                       2002      0.807          0.594           18,731
                                                       2001      1.000          0.807           60,196

  Travelers MFS Mid Cap Growth Subaccount (5/00).....  2006      0.569          0.603               --
                                                       2005      0.561          0.569          164,440
                                                       2004      0.500          0.561           43,464
                                                       2003      0.371          0.500           39,281
                                                       2002      0.736          0.371           34,171
                                                       2001      1.000          0.736           29,507

  Travelers MFS Total Return Subaccount (11/99)......  2006      1.350          1.393               --
                                                       2005      1.332          1.350          503,733
                                                       2004      1.214          1.332          536,015
                                                       2003      1.059          1.214          539,413
                                                       2002      1.136          1.059          498,176
                                                       2001      1.000          1.136          418,483

  Travelers MFS Value Subaccount (7/04)..............  2006      1.174          1.269               --
                                                       2005      1.121          1.174               --
                                                       2004      0.994          1.121               --

  Travelers Mondrian International Stock Subaccount
  (5/00).............................................  2006      0.912          1.048               --
                                                       2005      0.846          0.912           23,507
                                                       2004      0.743          0.846           23,976
                                                       2003      0.587          0.743           24,841
                                                       2002      0.685          0.587           25,850
                                                       2001      1.000          0.685           25,867

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.386          1.471               --
                                                       2005      1.329          1.386               --
                                                       2004      1.215          1.329               --
                                                       2003      1.000          1.215               --

  Travelers Pioneer Mid Cap Value Subaccount (5/05)..  2006      1.062          1.118               --
                                                       2005      1.000          1.062               --

  Travelers Pioneer Strategic Income Subaccount
  (6/00).............................................  2006      1.390          1.404               --
                                                       2005      1.363          1.390           72,521
                                                       2004      1.248          1.363           15,251
                                                       2003      1.061          1.248           25,250
                                                       2002      1.018          1.061           27,197
                                                       2001      1.000          1.018            8,403

  Travelers Quality Bond Subaccount (5/00)...........  2006      1.234          1.222               --
                                                       2005      1.233          1.234           24,490
                                                       2004      1.213          1.233           48,503
                                                       2003      1.152          1.213           69,321
                                                       2002      1.107          1.152           54,866
                                                       2001      1.000          1.107           97,909

  Travelers Strategic Equity Subaccount (11/99)......  2006      0.734          0.766               --
                                                       2005      0.731          0.734           58,711
                                                       2004      0.674          0.731           95,314
                                                       2003      0.517          0.674          219,977
                                                       2002      0.790          0.517          213,950
                                                       2001      1.000          0.790          300,275

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)..................................  2006      1.136          1.307               --
                                                       2005      1.032          1.136               --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.108          1.271               --
                                                       2005      1.000          1.108               --

  Travelers U.S. Government Securities Subaccount
  (6/04).............................................  2006      1.079          1.040               --
                                                       2005      1.051          1.079               --
                                                       2004      0.990          1.051               --

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (5/01).............................................  2006      1.102          1.259            6,114
                                                       2005      1.076          1.102            7,430
                                                       2004      0.931          1.076            8,855
                                                       2003      0.723          0.931           27,498
                                                       2002      0.912          0.723           26,178
                                                       2001      1.000          0.912               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Van Kampen LIT Enterprise Subaccount (Class II)
  (6/01).............................................  2006      0.843          0.886               --
                                                       2005      0.794          0.843               --
                                                       2004      0.777          0.794               --
                                                       2003      0.628          0.777               --
                                                       2002      0.907          0.628               --
                                                       2001      1.000          0.907               --

Variable Insurance Products Fund
  VIP Contrafund Subaccount (Service Class 2)
  (5/00).............................................  2006      1.161          1.273          203,675
                                                       2005      1.011          1.161          214,332
                                                       2004      0.892          1.011          289,477
                                                       2003      0.707          0.892          235,695
                                                       2002      0.795          0.707          184,568
                                                       2001      1.000          0.795           21,463

  VIP Dynamic Capital Appreciation Subaccount
  (Service Class 2) (8/01)...........................  2006      1.115          1.249               --
                                                       2005      0.939          1.115               --
                                                       2004      0.942          0.939               --
                                                       2003      0.766          0.942           16,123
                                                       2002      0.842          0.766           16,801
                                                       2001      1.000          0.842               --

  VIP Mid Cap Subaccount (Service Class 2) (5/01)....  2006      1.763          1.950           38,034
                                                       2005      1.518          1.763           41,237
                                                       2004      1.237          1.518           44,749
                                                       2003      0.909          1.237           53,053
                                                       2002      1.027          0.909           16,792
                                                       2001      1.000          1.027               --




                       SEPARATE ACCOUNT CHARGES 1.60% (B)


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Core Equity Subaccount (Series I) (4/06)..  2006      1.000          1.080            317,819

  AIM V.I. Premier Equity Subaccount (Series I)
  (5/01).............................................  2006      0.808          0.849                 --
                                                       2005      0.777          0.808            612,796
                                                       2004      0.747          0.777            622,723
                                                       2003      0.607          0.747            669,878
                                                       2002      0.884          0.607            647,408
                                                       2001      1.000          0.884            672,046

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      0.747          0.730                 --
                                                       2005      0.661          0.747         14,626,122
                                                       2004      0.620          0.661         17,458,468
                                                       2003      0.511          0.620         20,231,448
                                                       2002      0.750          0.511         23,790,186
                                                       2001      0.923          0.750         29,036,887
                                                       2000      1.127          0.923         28,034,507

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.229          1.457         19,776,634
                                                       2005      1.095          1.229         19,285,993
                                                       2004      0.980          1.095         19,534,649
                                                       2003      0.736          0.980         19,281,519
                                                       2002      0.877          0.736         18,146,401
                                                       2001      1.039          0.877         18,176,320
                                                       2000      1.301          1.039         17,191,023
                                                       1999      1.000          1.301          1,335,904

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.242          1.347         33,918,597
                                                       2005      1.086          1.242         36,160,240
                                                       2004      0.981          1.086         37,953,580
                                                       2003      0.728          0.981         39,131,474
                                                       2002      0.980          0.728         37,722,692
                                                       2001      1.217          0.980         38,023,813
                                                       2000      1.183          1.217         27,954,276
                                                       1999      1.000          1.183          4,513,981

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2006      1.310          1.485         29,002,433
                                                       2005      1.258          1.310         30,202,180
                                                       2004      1.158          1.258         31,453,754
                                                       2003      0.888          1.158         31,844,180
                                                       2002      1.105          0.888         29,371,372
                                                       2001      1.095          1.105         27,111,322
                                                       2000      1.031          1.095         18,696,964
                                                       1999      1.000          1.031          2,847,709

Capital Appreciation Fund
  Capital Appreciation Fund (5/00)...................  2006      0.669          0.662                 --
                                                       2005      0.575          0.669          2,658,924
                                                       2004      0.489          0.575          2,729,895
                                                       2003      0.398          0.489          2,896,937
                                                       2002      0.539          0.398          4,241,626
                                                       2001      0.741          0.539          5,279,528
                                                       2000      1.000          0.741          4,763,562

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Credit Suisse Trust
  Credit Suisse Trust Emerging Markets Subaccount
  (5/00).............................................  2006      1.259          1.642            174,821
                                                       2005      1.000          1.259            186,364
                                                       2004      0.813          1.000            209,683
                                                       2003      0.578          0.813            176,933
                                                       2002      0.664          0.578            191,348
                                                       2001      0.747          0.664            206,344
                                                       2000      1.000          0.747             79,044

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/00).............................................  2006      2.320          3.029                 --
                                                       2005      2.200          2.320            285,298
                                                       2004      1.701          2.200            209,914
                                                       2003      1.290          1.701            223,691
                                                       2002      1.254          1.290            468,581
                                                       2001      1.171          1.254            208,173
                                                       2000      1.000          1.171            156,666

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (5/00).....................................  2006      0.904          1.036            309,227
                                                       2005      0.880          0.904            318,431
                                                       2004      0.851          0.880            362,735
                                                       2003      0.713          0.851            408,473
                                                       2002      0.870          0.713            406,091
                                                       2001      0.975          0.870            411,354
                                                       2000      1.000          0.975            173,282

  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (5/00).....................................  2006      1.120          1.144            839,443
                                                       2005      1.076          1.120          1,062,941
                                                       2004      0.982          1.076          1,212,831
                                                       2003      0.758          0.982          1,466,342
                                                       2002      0.952          0.758          1,416,832
                                                       2001      1.030          0.952          1,341,650
                                                       2000      1.000          1.030            729,351

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.309          1.424                 --
                                                       2005      1.207          1.309            213,917
                                                       2004      1.074          1.207             62,688
                                                       2003      1.000          1.074                 --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)................................  2006      1.306          1.456                 --
                                                       2005      1.205          1.306            146,198
                                                       2004      1.067          1.205             47,630
                                                       2003      1.000          1.067             15,770

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.253          1.460                 --
                                                       2005      1.152          1.253          2,085,945
                                                       2004      1.039          1.152          1,872,962
                                                       2003      0.844          1.039          1,312,095
                                                       2002      1.000          0.844            528,176

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2006      2.226          2.806          1,367,536
                                                       2005      1.775          2.226            753,422
                                                       2004      1.446          1.775            431,376
                                                       2003      1.000          1.446            176,686

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2006      1.162          1.388          7,115,909
                                                       2005      1.071          1.162          6,722,221
                                                       2004      0.918          1.071          6,539,777
                                                       2003      0.706          0.918          6,430,070
                                                       2002      0.881          0.706          6,448,965
                                                       2001      1.065          0.881          6,421,300
                                                       2000      1.109          1.065          4,608,384
                                                       1999      1.000          1.109            940,873

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (6/02)...................................  2006      1.258          1.508                 --
                                                       2005      1.174          1.258            903,404
                                                       2004      1.028          1.174            248,943
                                                       2003      0.791          1.028            120,308
                                                       2002      1.000          0.791             31,749

High Yield Bond Trust
  High Yield Bond Trust (6/04).......................  2006      1.065          1.089                 --
                                                       2005      1.068          1.065            199,785
                                                       2004      0.998          1.068             20,544

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Janus Aspen Series
  Janus Aspen Balanced Subaccount (Service Shares)
  (5/00).............................................  2006      1.054          1.089                 --
                                                       2005      0.995          1.054          1,014,426
                                                       2004      0.934          0.995          1,066,469
                                                       2003      0.834          0.934          1,105,106
                                                       2002      0.908          0.834          1,003,351
                                                       2001      0.971          0.908            886,354
                                                       2000      1.000          0.971            587,392

  Janus Aspen Global Life Sciences Subaccount
  (Service Shares) (5/00)............................  2006      0.993          1.039            352,074
                                                       2005      0.898          0.993            419,366
                                                       2004      0.799          0.898            545,448
                                                       2003      0.643          0.799            581,258
                                                       2002      0.928          0.643            667,607
                                                       2001      1.133          0.928            784,602
                                                       2000      1.000          1.133            824,538

  Janus Aspen Global Technology Subaccount (Service
  Shares) (5/00).....................................  2006      0.377          0.400            539,635
                                                       2005      0.343          0.377            572,273
                                                       2004      0.347          0.343            619,679
                                                       2003      0.240          0.347            717,237
                                                       2002      0.414          0.240            712,511
                                                       2001      0.671          0.414            936,653
                                                       2000      1.000          0.671            948,697

  Janus Aspen Worldwide Growth Subaccount (Service
  Shares) (5/00).....................................  2006      0.577          0.670            636,353
                                                       2005      0.556          0.577            749,088
                                                       2004      0.540          0.556          1,102,102
                                                       2003      0.444          0.540          1,239,219
                                                       2002      0.607          0.444          1,331,685
                                                       2001      0.797          0.607          2,535,231
                                                       2000      1.000          0.797          2,920,931

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.544          1.733                 --
                                                       2005      1.508          1.544            561,389
                                                       2004      1.334          1.508            364,644
                                                       2003      1.000          1.334            186,971

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2006      1.327          1.542          6,385,593
                                                       2005      1.296          1.327          7,391,810
                                                       2004      1.215          1.296          8,771,738
                                                       2003      0.888          1.215          9,793,869
                                                       2002      1.204          0.888         10,775,602
                                                       2001      1.032          1.204          8,547,628

  LMPVPI Investors Subaccount (Class I) (11/99)......  2006      1.218          1.418          2,786,619
                                                       2005      1.162          1.218          3,326,998
                                                       2004      1.069          1.162          4,126,063
                                                       2003      0.821          1.069          4,429,588
                                                       2002      1.084          0.821          4,799,603
                                                       2001      1.150          1.084          4,504,340
                                                       2000      1.000          1.150          1,547,583

  LMPVPI Large Cap Growth Subaccount (Class I)
  (9/02).............................................  2006      1.164          1.194            105,510
                                                       2005      1.124          1.164            248,863
                                                       2004      1.137          1.124             51,428
                                                       2003      0.799          1.137             54,361
                                                       2002      1.000          0.799             35,399

  LMPVPI Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2006      1.401          1.555          1,713,292
                                                       2005      1.357          1.401          2,032,093
                                                       2004      1.198          1.357          2,216,423
                                                       2003      0.817          1.198          2,308,032
                                                       2002      1.272          0.817          2,406,334
                                                       2001      1.394          1.272          2,141,864
                                                       2000      1.000          1.394          1,757,555

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class I)
  (8/02).............................................  2006      1.211          1.324             53,411
                                                       2005      1.120          1.211            260,253
                                                       2004      1.043          1.120            177,203
                                                       2003      0.757          1.043            150,691
                                                       2002      1.000          0.757             15,996

  LMPVPII Equity Index Subaccount (Class II)
  (11/99)............................................  2006      0.875          0.991          5,326,021
                                                       2005      0.853          0.875          6,345,475
                                                       2004      0.786          0.853          7,817,980
                                                       2003      0.625          0.786          8,846,088
                                                       2002      0.818          0.625          9,715,715
                                                       2001      0.949          0.818          8,473,335
                                                       2000      1.063          0.949          4,565,965

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPII Growth and Income Subaccount (Class I)
  (9/02).............................................  2006      1.114          1.232             75,842
                                                       2005      1.092          1.114             87,847
                                                       2004      1.024          1.092            108,010
                                                       2003      0.799          1.024            105,948
                                                       2002      1.000          0.799             10,171

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount (9/03)..  2006      1.002          1.026            470,841
                                                       2005      0.994          1.002            740,724
                                                       2004      0.999          0.994            307,514
                                                       2003      1.000          0.999                 --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2006      1.400          1.616          1,079,868
                                                       2005      1.378          1.400            936,461
                                                       2004      1.243          1.378            809,362
                                                       2003      1.000          1.243            229,799

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2006      1.636          1.807          1,240,529
                                                       2005      1.536          1.636          1,372,077
                                                       2004      1.258          1.536            979,299
                                                       2003      1.000          1.258            495,913

Managed Assets Trust
  Managed Assets Trust (6/04)........................  2006      1.100          1.135                 --
                                                       2005      1.077          1.100              8,371
                                                       2004      1.009          1.077              8,371

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (4/06)..........................................  2006      1.518          1.446            301,182

  MIST BlackRock High Yield Subaccount (Class A)
  (4/06).............................................  2006      1.295          1.365            237,059

  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2006      0.944          1.000          3,997,351

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.271          1.355            142,969

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2006      1.046          1.152          1,554,940

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      0.662          0.678          2,168,032

  MIST Legg Mason Partners Managed Assets Subaccount
  (Class A) (4/06)...................................  2006      1.135          1.200             73,739

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (4/06)..........................................  2006      1.255          1.315            562,651

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06) *.................................  2006      1.001          1.078            687,784

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2006      1.015          1.072            250,296

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      0.982          0.971            366,388

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2006      1.307          1.298             76,565

  MIST MFS Value Subaccount (Class A) (4/06).........  2006      1.269          1.402          1,201,313

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2006      1.003          1.220          1,148,222

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2006      1.471          1.582            131,639

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.118          1.177             40,153

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2006      1.402          1.452          1,028,046

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2006      1.003          1.029          1,282,676

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2006      0.601          0.587          6,129,204

  MSF BlackRock Bond Income Subaccount (Class A)
  (4/06).............................................  2006      1.220          1.267            545,597

  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2006      1.154          1.180          4,834,255

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2006      0.830          0.841         12,075,524

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2006      1.326          1.361          4,497,198

  MSF MetLife Aggressive Allocation Subaccount
  (4/06).............................................  2006      1.002          1.060            486,418

  MSF MetLife Conservative Allocation Subaccount
  (4/06).............................................  2006      1.001          1.043          1,108,097

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)..................................  2006      1.002          1.049            707,013

  MSF MetLife Moderate Allocation Subaccount (4/06)..  2006      1.002          1.054          1,332,449

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)..................................  2006      1.002          1.059          1,135,681

  MSF MFS Total Return Subaccount (Class F) (4/06)...  2006      1.389          1.485         14,619,974

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2006      0.996          1.051          1,582,905

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2006      0.998          1.069          9,371,222

  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (4/06)........................  2006      1.089          1.157             35,274

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (4/06) *......................  2006      1.040          1.077             14,817

Money Market Portfolio
  Money Market Subaccount (10/97)....................  2006      1.144          1.154                 --
                                                       2005      1.129          1.144          2,308,719
                                                       2004      1.136          1.129          2,441,789
                                                       2003      1.145          1.136          2,806,624
                                                       2002      1.148          1.145          3,881,409
                                                       2001      1.124          1.148          2,937,481
                                                       2000      1.076          1.124          2,772,218

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (11/04)....................................  2006      1.116          1.179                 --
                                                       2005      1.072          1.116                 --
                                                       2004      1.037          1.072                 --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2006      1.127          1.117          1,239,409
                                                       2005      1.122          1.127          1,537,058
                                                       2004      1.046          1.122          1,221,214
                                                       2003      1.000          1.046            462,507

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2006      1.214          1.241         13,091,146
                                                       2005      1.204          1.214         14,134,110
                                                       2004      1.167          1.204         14,780,009
                                                       2003      1.129          1.167         16,838,317
                                                       2002      1.051          1.129         18,004,391
                                                       2001      1.000          1.051          4,242,977

Putnam Variable Trust
  Putnam VT Discovery Growth Subaccount (Class IB)
  (5/01).............................................  2006      0.810          0.885            214,674
                                                       2005      0.767          0.810            177,501
                                                       2004      0.724          0.767            181,548
                                                       2003      0.558          0.724            175,579
                                                       2002      0.805          0.558            197,673
                                                       2001      1.000          0.805            124,658

  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2006      1.108          1.393          1,181,497
                                                       2005      1.003          1.108            986,287
                                                       2004      0.877          1.003          1,233,206
                                                       2003      0.694          0.877          1,354,191
                                                       2002      0.856          0.694          1,800,769
                                                       2001      1.000          0.856            749,754

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2006      1.685          1.945          1,747,195
                                                       2005      1.599          1.685          2,065,988
                                                       2004      1.288          1.599          1,944,449
                                                       2003      0.874          1.288          1,886,162
                                                       2002      1.087          0.874          2,220,650
                                                       2001      1.000          1.087            839,211

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/01).............................................  2006      0.923          0.982                 --
                                                       2005      0.862          0.923            425,111
                                                       2004      0.823          0.862            440,180
                                                       2003      0.646          0.823            497,831
                                                       2002      0.863          0.646            355,655
                                                       2001      1.000          0.863            295,944

  Travelers Convertible Securities Subaccount
  (6/00).............................................  2006      1.177          1.255                 --
                                                       2005      1.192          1.177            686,186
                                                       2004      1.139          1.192            796,306
                                                       2003      0.917          1.139            931,975
                                                       2002      1.002          0.917            917,113
                                                       2001      1.026          1.002            729,396
                                                       2000      1.000          1.026            201,003

  Travelers Disciplined Mid Cap Stock Subaccount
  (5/00).............................................  2006      1.390          1.518                 --
                                                       2005      1.256          1.390            498,805
                                                       2004      1.096          1.256            546,523
                                                       2003      0.833          1.096            537,382
                                                       2002      0.988          0.833            622,049
                                                       2001      1.046          0.988            517,427
                                                       2000      1.000          1.046            114,999

  Travelers Equity Income Subaccount (11/99).........  2006      1.262          1.326                 --
                                                       2005      1.228          1.262          5,616,164
                                                       2004      1.135          1.228          5,913,660
                                                       2003      0.879          1.135          5,904,217
                                                       2002      1.038          0.879          5,817,969
                                                       2001      1.130          1.038          5,670,567
                                                       2000      1.052          1.130          3,655,356

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Federated High Yield Subaccount (6/00)...  2006      1.263          1.295                 --
                                                       2005      1.252          1.263            296,133
                                                       2004      1.152          1.252            475,283
                                                       2003      0.956          1.152            651,192
                                                       2002      0.937          0.956          1,035,531
                                                       2001      0.934          0.937            490,815
                                                       2000      1.000          0.934            137,160

  Travelers Federated Stock Subaccount (5/00)........  2006      1.175          1.217                 --
                                                       2005      1.134          1.175            204,112
                                                       2004      1.042          1.134            219,478
                                                       2003      0.830          1.042            200,695
                                                       2002      1.045          0.830            148,619
                                                       2001      1.045          1.045             82,221
                                                       2000      1.000          1.045             63,079

  Travelers Large Cap Subaccount (11/99).............  2006      0.805          0.830                 --
                                                       2005      0.753          0.805          4,571,202
                                                       2004      0.718          0.753          5,226,240
                                                       2003      0.585          0.718          5,685,645
                                                       2002      0.771          0.585          5,323,665
                                                       2001      0.947          0.771          6,056,750
                                                       2000      1.125          0.947          4,871,712

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.077          1.145                 --
                                                       2005      1.007          1.077                 --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.031          1.035                 --
                                                       2005      1.000          1.031            501,967

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.046          1.083                 --
                                                       2005      1.000          1.046            312,286

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.065          1.111                 --
                                                       2005      0.999          1.065            293,220

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05).....................  2006      1.037          1.058                 --
                                                       2005      1.008          1.037            642,758

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      0.889          0.944                 --
                                                       2005      0.806          0.889          4,211,631
                                                       2004      0.707          0.806          4,709,694
                                                       2003      0.593          0.707          5,233,477
                                                       2002      0.805          0.593          5,820,389
                                                       2001      1.055          0.805          6,519,866
                                                       2000      1.135          1.055          5,293,596

  Travelers MFS Mid Cap Growth Subaccount (5/00).....  2006      0.568          0.601                 --
                                                       2005      0.560          0.568          7,662,188
                                                       2004      0.499          0.560          1,478,253
                                                       2003      0.370          0.499          1,596,673
                                                       2002      0.735          0.370          1,768,966
                                                       2001      0.978          0.735          1,549,655
                                                       2000      1.000          0.978            805,876

  Travelers MFS Total Return Subaccount (11/99)......  2006      1.346          1.389                 --
                                                       2005      1.328          1.346         16,014,386
                                                       2004      1.211          1.328         18,088,224
                                                       2003      1.056          1.211         18,653,914
                                                       2002      1.132          1.056         17,726,342
                                                       2001      1.151          1.132         15,105,160
                                                       2000      1.002          1.151          6,755,149

  Travelers MFS Value Subaccount (7/04)..............  2006      1.174          1.269                 --
                                                       2005      1.121          1.174            347,774
                                                       2004      0.994          1.121            187,778

  Travelers Mondrian International Stock Subaccount
  (5/00).............................................  2006      0.910          1.046                 --
                                                       2005      0.845          0.910          1,296,681
                                                       2004      0.742          0.845          1,560,195
                                                       2003      0.586          0.742            740,372
                                                       2002      0.684          0.586            456,329
                                                       2001      0.942          0.684            559,918
                                                       2000      1.000          0.942            154,822

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.386          1.471                 --
                                                       2005      1.329          1.386             62,762
                                                       2004      1.215          1.329             61,089
                                                       2003      1.000          1.215             39,407

  Travelers Pioneer Mid Cap Value Subaccount (5/05)..  2006      1.062          1.118                 --
                                                       2005      1.000          1.062             24,552

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Pioneer Strategic Income Subaccount
  (6/00).............................................  2006      1.388          1.402                 --
                                                       2005      1.360          1.388            954,234
                                                       2004      1.246          1.360            173,019
                                                       2003      1.059          1.246             70,780
                                                       2002      1.016          1.059             74,246
                                                       2001      0.991          1.016            299,331
                                                       2000      1.000          0.991             74,942

  Travelers Quality Bond Subaccount (5/00)...........  2006      1.231          1.220                 --
                                                       2005      1.231          1.231            741,435
                                                       2004      1.211          1.231            810,254
                                                       2003      1.150          1.211          1,210,032
                                                       2002      1.105          1.150          1,913,513
                                                       2001      1.048          1.105          2,064,167
                                                       2000      1.000          1.048          1,180,840

  Travelers Strategic Equity Subaccount (11/99)......  2006      0.732          0.764                 --
                                                       2005      0.729          0.732         10,540,702
                                                       2004      0.672          0.729         12,016,100
                                                       2003      0.515          0.672         13,185,712
                                                       2002      0.788          0.515         14,018,634
                                                       2001      0.925          0.788         18,452,438
                                                       2000      1.149          0.925         15,213,070

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)..................................  2006      1.136          1.307                 --
                                                       2005      1.032          1.136                 --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.108          1.271                 --
                                                       2005      1.000          1.108                 --

  Travelers U.S. Government Securities Subaccount
  (6/04).............................................  2006      1.079          1.040                 --
                                                       2005      1.051          1.079             33,804
                                                       2004      0.990          1.051                 --

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (5/01).............................................  2006      1.102          1.259            623,933
                                                       2005      1.076          1.102            640,884
                                                       2004      0.931          1.076            625,967
                                                       2003      0.723          0.931            561,593
                                                       2002      0.912          0.723            700,496
                                                       2001      1.000          0.912            221,448

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Van Kampen LIT Enterprise Subaccount (Class II)
  (6/01).............................................  2006      0.843          0.886             33,941
                                                       2005      0.794          0.843             33,959
                                                       2004      0.777          0.794             51,442
                                                       2003      0.628          0.777             69,573
                                                       2002      0.907          0.628            135,032
                                                       2001      1.000          0.907              5,757

Variable Insurance Products Fund
  VIP Contrafund Subaccount (Service Class 2)
  (5/00).............................................  2006      1.159          1.271          1,212,131
                                                       2005      1.009          1.159          1,227,474
                                                       2004      0.891          1.009          1,035,330
                                                       2003      0.706          0.891            935,155
                                                       2002      0.793          0.706          1,054,469
                                                       2001      0.921          0.793            829,809
                                                       2000      1.000          0.921            453,646

  VIP Dynamic Capital Appreciation Subaccount
  (Service Class 2) (8/01)...........................  2006      1.115          1.249             25,557
                                                       2005      0.939          1.115             25,594
                                                       2004      0.942          0.939             29,476
                                                       2003      0.766          0.942             26,125
                                                       2002      0.842          0.766             24,619
                                                       2001      1.000          0.842              6,006

  VIP Mid Cap Subaccount (Service Class 2) (5/01)....  2006      1.763          1.950          1,788,070
                                                       2005      1.518          1.763          1,983,789
                                                       2004      1.237          1.518          1,776,115
                                                       2003      0.909          1.237          1,361,791
                                                       2002      1.027          0.909            910,419
                                                       2001      1.000          1.027             38,047




                         SEPARATE ACCOUNT CHARGES 1.65%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Core Equity Subaccount (Series I) (4/06)..  2006      1.000          1.080                --

  AIM V.I. Premier Equity Subaccount (Series I)
  (5/01).............................................  2006      1.204          1.265                --
                                                       2005      1.159          1.204                --
                                                       2004      1.114          1.159                --
                                                       2003      1.000          1.114                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.318          1.288                --
                                                       2005      1.167          1.318            14,223
                                                       2004      1.095          1.167                --
                                                       2003      1.000          1.095                --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.490          1.765           818,557
                                                       2005      1.328          1.490           855,094
                                                       2004      1.189          1.328           285,553
                                                       2003      1.000          1.189            76,218

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.456          1.578         2,323,601
                                                       2005      1.274          1.456         2,193,349
                                                       2004      1.151          1.274           925,645
                                                       2003      1.000          1.151           272,019

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2006      1.298          1.471         2,230,112
                                                       2005      1.247          1.298         2,413,867
                                                       2004      1.149          1.247         1,228,864
                                                       2003      1.000          1.149           114,363

Capital Appreciation Fund
  Capital Appreciation Fund (5/00)...................  2006      1.567          1.551                --
                                                       2005      1.348          1.567            13,149
                                                       2004      1.147          1.348                --
                                                       2003      1.000          1.147                --

Credit Suisse Trust
  Credit Suisse Trust Emerging Markets Subaccount
  (5/00).............................................  2006      1.895          2.470                --
                                                       2005      1.506          1.895                --
                                                       2004      1.225          1.506                --
                                                       2003      1.000          1.225                --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/00).............................................  2006      1.560          2.035                --
                                                       2005      1.480          1.560            40,633
                                                       2004      1.145          1.480                --
                                                       2003      1.000          1.145                --

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (5/00).....................................  2006      1.182          1.354                --
                                                       2005      1.151          1.182                --
                                                       2004      1.114          1.151                --
                                                       2003      1.000          1.114                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (5/00).....................................  2006      1.311          1.338                --
                                                       2005      1.260          1.311                --
                                                       2004      1.150          1.260                --
                                                       2003      1.000          1.150                --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.308          1.422                --
                                                       2005      1.207          1.308                --
                                                       2004      1.074          1.207                --
                                                       2003      1.000          1.074                --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)................................  2006      1.305          1.454                --
                                                       2005      1.205          1.305            11,074
                                                       2004      1.067          1.205                --
                                                       2003      1.050          1.067                --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.348          1.570                --
                                                       2005      1.240          1.348           106,153
                                                       2004      1.119          1.240            58,171
                                                       2003      1.000          1.119            15,016

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2006      1.945          2.451            22,245
                                                       2005      1.552          1.945            28,839
                                                       2004      1.265          1.552             9,075
                                                       2003      1.000          1.265                --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2006      1.488          1.777           631,890
                                                       2005      1.373          1.488           559,313
                                                       2004      1.177          1.373           145,525
                                                       2003      1.000          1.177             6,581

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (6/02)...................................  2006      1.421          1.703                --
                                                       2005      1.327          1.421            83,892
                                                       2004      1.163          1.327                --
                                                       2003      1.000          1.163                --

High Yield Bond Trust
  High Yield Bond Trust (6/04).......................  2006      1.064          1.088                --
                                                       2005      1.068          1.064                --
                                                       2004      0.998          1.068                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Janus Aspen Series
  Janus Aspen Balanced Subaccount (Service Shares)
  (5/00).............................................  2006      1.217          1.256                --
                                                       2005      1.149          1.217                --
                                                       2004      1.078          1.149                --
                                                       2003      1.000          1.078                --

  Janus Aspen Global Life Sciences Subaccount
  (Service Shares) (5/00)............................  2006      1.389          1.453                --
                                                       2005      1.257          1.389                --
                                                       2004      1.119          1.257                --
                                                       2003      1.000          1.119                --

  Janus Aspen Global Technology Subaccount (Service
  Shares) (5/00).....................................  2006      1.304          1.383                --
                                                       2005      1.188          1.304                --
                                                       2004      1.201          1.188                --
                                                       2003      1.000          1.201                --

  Janus Aspen Worldwide Growth Subaccount (Service
  Shares) (5/00).....................................  2006      1.221          1.416                --
                                                       2005      1.176          1.221                --
                                                       2004      1.143          1.176                --
                                                       2003      1.000          1.143                --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.358          1.524                --
                                                       2005      1.328          1.358           131,766
                                                       2004      1.175          1.328           132,634
                                                       2003      1.000          1.175                --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2006      1.278          1.485            45,872
                                                       2005      1.248          1.278            46,309
                                                       2004      1.172          1.248            46,775
                                                       2003      1.000          1.172                --

  LMPVPI Investors Subaccount (Class I) (11/99)......  2006      1.307          1.520           134,186
                                                       2005      1.247          1.307           134,616
                                                       2004      1.149          1.247            45,124
                                                       2003      1.000          1.149             4,620

  LMPVPI Large Cap Growth Subaccount (Class I)
  (9/02).............................................  2006      1.191          1.221                --
                                                       2005      1.151          1.191                --
                                                       2004      1.164          1.151                --
                                                       2003      1.000          1.164                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPI Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2006      1.447          1.605           201,504
                                                       2005      1.402          1.447           275,633
                                                       2004      1.239          1.402            79,221
                                                       2003      1.000          1.239            23,027

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class I)
  (8/02).............................................  2006      1.330          1.453                --
                                                       2005      1.231          1.330                --
                                                       2004      1.147          1.231                --
                                                       2003      1.000          1.147                --

  LMPVPII Equity Index Subaccount (Class II)
  (11/99)............................................  2006      1.258          1.425           214,579
                                                       2005      1.227          1.258           405,906
                                                       2004      1.132          1.227            18,984
                                                       2003      1.000          1.132            18,984

  LMPVPII Growth and Income Subaccount (Class I)
  (9/02).............................................  2006      1.225          1.354                --
                                                       2005      1.201          1.225                --
                                                       2004      1.127          1.201                --
                                                       2003      1.000          1.127                --

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount (9/03)..  2006      1.001          1.025            31,023
                                                       2005      0.994          1.001            31,029
                                                       2004      0.999          0.994            31,036
                                                       2003      1.000          0.999                --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2006      1.286          1.483           207,320
                                                       2005      1.266          1.286           207,557
                                                       2004      1.142          1.266           101,869
                                                       2003      1.000          1.142                --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2006      1.504          1.660           191,484
                                                       2005      1.413          1.504           179,170
                                                       2004      1.158          1.413            95,984
                                                       2003      1.000          1.158                --

Managed Assets Trust
  Managed Assets Trust (6/04)........................  2006      1.099          1.134                --
                                                       2005      1.076          1.099                --
                                                       2004      1.009          1.076                --

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (4/06)..........................................  2006      1.624          1.546                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST BlackRock High Yield Subaccount (Class A)
  (4/06).............................................  2006      1.227          1.293                --

  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2006      1.456          1.541                --

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.271          1.354           105,120

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2006      1.635          1.801            37,222

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.551          1.589            13,144

  MIST Legg Mason Partners Managed Assets Subaccount
  (Class A) (4/06)...................................  2006      1.134          1.198                --

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (4/06)..........................................  2006      1.216          1.273                --

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06) *.................................  2006      1.001          1.077                --

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2006      1.015          1.072                --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.358          1.341                --

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2006      1.307          1.297                --

  MIST MFS Value Subaccount (Class A) (4/06).........  2006      1.267          1.400            88,544

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2006      1.003          1.220            68,320

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2006      1.365          1.467            14,106

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.117          1.176                --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2006      1.214          1.258           269,360

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2006      1.003          1.028           277,734

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2006      1.365          1.332            30,287

  MSF BlackRock Bond Income Subaccount (Class A)
  (4/06).............................................  2006      1.032          1.072                --

  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2006      1.010          1.033                --

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2006      1.299          1.316             5,208

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2006      1.324          1.357            29,368

  MSF MetLife Aggressive Allocation Subaccount
  (4/06).............................................  2006      1.002          1.060            48,825

  MSF MetLife Conservative Allocation Subaccount
  (4/06).............................................  2006      1.001          1.042                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)..................................  2006      1.002          1.049                --

  MSF MetLife Moderate Allocation Subaccount (4/06)..  2006      1.002          1.054                --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)..................................  2006      1.002          1.059           165,906

  MSF MFS Total Return Subaccount (Class F) (4/06)...  2006      1.238          1.323           457,167

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2006      0.996          1.051           320,188

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2006      0.998          1.068            19,817

  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (4/06)........................  2006      1.088          1.156                --

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (4/06) *......................  2006      1.039          1.075                --

Money Market Portfolio
  Money Market Subaccount (10/97)....................  2006      1.002          1.010                --
                                                       2005      0.990          1.002                --
                                                       2004      0.996          0.990                --
                                                       2003      1.000          0.996                --

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (11/04)....................................  2006      1.115          1.178                --
                                                       2005      1.072          1.115                --
                                                       2004      1.037          1.072                --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2006      1.127          1.116            47,079
                                                       2005      1.122          1.127            49,662
                                                       2004      1.048          1.122            59,583
                                                       2003      1.000          1.048             8,722

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2006      1.067          1.090           524,630
                                                       2005      1.059          1.067           380,657
                                                       2004      1.026          1.059           232,845
                                                       2003      1.000          1.026            14,929

Putnam Variable Trust
  Putnam VT Discovery Growth Subaccount (Class IB)
  (5/01).............................................  2006      1.259          1.376                --
                                                       2005      1.193          1.259                --
                                                       2004      1.128          1.193                --
                                                       2003      1.000          1.128                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2006      1.491          1.874                --
                                                       2005      1.351          1.491                --
                                                       2004      1.182          1.351                --
                                                       2003      1.000          1.182                --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2006      1.619          1.868            23,539
                                                       2005      1.537          1.619             9,448
                                                       2004      1.238          1.537             8,411
                                                       2003      1.000          1.238                --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/01).............................................  2006      1.276          1.358                --
                                                       2005      1.193          1.276                --
                                                       2004      1.138          1.193                --
                                                       2003      1.000          1.138                --

  Travelers Convertible Securities Subaccount
  (6/00).............................................  2006      1.141          1.216                --
                                                       2005      1.155          1.141                --
                                                       2004      1.105          1.155                --
                                                       2003      1.000          1.105                --

  Travelers Disciplined Mid Cap Stock Subaccount
  (5/00).............................................  2006      1.487          1.624                --
                                                       2005      1.345          1.487                --
                                                       2004      1.174          1.345                --
                                                       2003      1.000          1.174                --

  Travelers Equity Income Subaccount (11/99).........  2006      1.260          1.324                --
                                                       2005      1.226          1.260            29,181
                                                       2004      1.134          1.226            49,924
                                                       2003      1.000          1.134            11,270

  Travelers Federated High Yield Subaccount (6/00)...  2006      1.197          1.227                --
                                                       2005      1.186          1.197                --
                                                       2004      1.093          1.186                --
                                                       2003      1.000          1.093                --

  Travelers Federated Stock Subaccount (5/00)........  2006      1.293          1.339                --
                                                       2005      1.248          1.293                --
                                                       2004      1.148          1.248                --
                                                       2003      1.000          1.148                --

  Travelers Large Cap Subaccount (11/99).............  2006      1.260          1.299                --
                                                       2005      1.179          1.260                --
                                                       2004      1.125          1.179                --
                                                       2003      1.000          1.125                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.077          1.145                --
                                                       2005      1.007          1.077            42,718

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.030          1.034                --
                                                       2005      1.000          1.030                --

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.046          1.083                --
                                                       2005      1.000          1.046                --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.064          1.110                --
                                                       2005      0.999          1.064           206,728

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05).....................  2006      1.037          1.057                --
                                                       2005      1.008          1.037                --

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      1.371          1.456                --
                                                       2005      1.244          1.371                --
                                                       2004      1.091          1.244                --
                                                       2003      1.000          1.091                --

  Travelers MFS Mid Cap Growth Subaccount (5/00).....  2006      1.290          1.365                --
                                                       2005      1.272          1.290            11,949
                                                       2004      1.134          1.272                --
                                                       2003      1.000          1.134                --

  Travelers MFS Total Return Subaccount (11/99)......  2006      1.200          1.238                --
                                                       2005      1.185          1.200           554,230
                                                       2004      1.080          1.185           137,796
                                                       2003      1.000          1.080            19,332

  Travelers MFS Value Subaccount (7/04)..............  2006      1.173          1.267                --
                                                       2005      1.120          1.173            89,467
                                                       2004      0.993          1.120                --

  Travelers Mondrian International Stock Subaccount
  (5/00).............................................  2006      1.423          1.635                --
                                                       2005      1.321          1.423            35,399
                                                       2004      1.160          1.321            33,057
                                                       2003      1.000          1.160             3,089

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.286          1.365                --
                                                       2005      1.234          1.286            14,582
                                                       2004      1.129          1.234            12,386
                                                       2003      1.000          1.129                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Pioneer Mid Cap Value Subaccount (5/05)..  2006      1.062          1.117                --
                                                       2005      1.000          1.062                --

  Travelers Pioneer Strategic Income Subaccount
  (6/00).............................................  2006      1.203          1.214                --
                                                       2005      1.179          1.203           413,524
                                                       2004      1.081          1.179           334,613
                                                       2003      1.000          1.081                --

  Travelers Quality Bond Subaccount (5/00)...........  2006      1.042          1.032                --
                                                       2005      1.042          1.042                --
                                                       2004      1.026          1.042                --
                                                       2003      1.000          1.026                --

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.217          1.270                --
                                                       2005      1.213          1.217             5,336
                                                       2004      1.118          1.213             5,345
                                                       2003      1.000          1.118             5,347

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)..................................  2006      1.135          1.307                --
                                                       2005      1.032          1.135                --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.108          1.271                --
                                                       2005      1.000          1.108                --

  Travelers U.S. Government Securities Subaccount
  (6/04).............................................  2006      1.078          1.039                --
                                                       2005      1.051          1.078                --
                                                       2004      0.990          1.051                --

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (5/01).............................................  2006      1.346          1.537                --
                                                       2005      1.314          1.346                --
                                                       2004      1.138          1.314                --
                                                       2003      1.000          1.138                --

  Van Kampen LIT Enterprise Subaccount (Class II)
  (6/01).............................................  2006      1.229          1.291                --
                                                       2005      1.158          1.229                --
                                                       2004      1.135          1.158                --
                                                       2003      1.000          1.135                --

Variable Insurance Products Fund
  VIP Contrafund Subaccount (Service Class 2)
  (5/00).............................................  2006      1.485          1.628                --
                                                       2005      1.294          1.485                --
                                                       2004      1.143          1.294                --
                                                       2003      1.000          1.143                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  VIP Dynamic Capital Appreciation Subaccount
  (Service Class 2) (8/01)...........................  2006      1.309          1.466                --
                                                       2005      1.103          1.309                --
                                                       2004      1.107          1.103                --
                                                       2003      1.000          1.107                --

  VIP Mid Cap Subaccount (Service Class 2) (5/01)....  2006      1.708          1.889           343,524
                                                       2005      1.471          1.708           284,045
                                                       2004      1.200          1.471           164,788
                                                       2003      1.000          1.200            47,679




                       SEPARATE ACCOUNT CHARGES 1.80% (A)


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Core Equity Subaccount (Series I) (4/06)..  2006      1.000          1.078            17,348

  AIM V.I. Premier Equity Subaccount (Series I)
  (5/01).............................................  2006      1.276          1.339                --
                                                       2005      1.229          1.276            12,608
                                                       2004      1.183          1.229            12,240
                                                       2003      0.963          1.183            11,651
                                                       2002      1.000          0.963                --

AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.378          1.345                --
                                                       2005      1.222          1.378           343,889
                                                       2004      1.148          1.222           335,426
                                                       2003      0.948          1.148           303,021
                                                       2002      1.000          0.948                --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.634          1.932           594,758
                                                       2005      1.458          1.634           423,223
                                                       2004      1.308          1.458           391,637
                                                       2003      0.984          1.308           331,023
                                                       2002      1.000          0.984                --

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.628          1.762         2,801,814
                                                       2005      1.426          1.628         2,685,092
                                                       2004      1.291          1.426         2,613,580
                                                       2003      0.961          1.291         2,130,194
                                                       2002      1.000          0.961                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2006      1.424          1.611         2,774,071
                                                       2005      1.370          1.424         2,824,669
                                                       2004      1.263          1.370         2,800,733
                                                       2003      0.971          1.263         2,191,185
                                                       2002      1.000          0.971                --

Capital Appreciation Fund
  Capital Appreciation Fund (5/00)...................  2006      1.619          1.601                --
                                                       2005      1.395          1.619           244,334
                                                       2004      1.188          1.395           245,288
                                                       2003      0.968          1.188           238,033
                                                       2002      1.000          0.968                --

Credit Suisse Trust
  Credit Suisse Trust Emerging Markets Subaccount
  (5/00).............................................  2006      2.125          2.766                --
                                                       2005      1.691          2.125                --
                                                       2004      1.378          1.691                --
                                                       2003      0.982          1.378                --
                                                       2002      1.000          0.982                --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/00).............................................  2006      1.798          2.342                --
                                                       2005      1.708          1.798           239,775
                                                       2004      1.323          1.708           260,396
                                                       2003      1.005          1.323           259,814
                                                       2002      1.000          1.005                --

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (5/00).....................................  2006      1.222          1.398            56,433
                                                       2005      1.192          1.222           102,633
                                                       2004      1.156          1.192            97,968
                                                       2003      0.971          1.156            39,887
                                                       2002      1.000          0.971                --

  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (5/00).....................................  2006      1.435          1.463           143,434
                                                       2005      1.381          1.435           184,798
                                                       2004      1.263          1.381           305,093
                                                       2003      0.976          1.263           299,062
                                                       2002      1.000          0.976                --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.304          1.417                --
                                                       2005      1.205          1.304            29,277
                                                       2004      1.074          1.205             4,023
                                                       2003      1.000          1.074                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)................................  2006      1.301          1.449                --
                                                       2005      1.203          1.301            25,709
                                                       2004      1.067          1.203            27,414
                                                       2003      1.000          1.067                --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.468          1.707                --
                                                       2005      1.352          1.468           425,632
                                                       2004      1.222          1.352           461,125
                                                       2003      0.994          1.222           352,384
                                                       2002      1.000          0.994                --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2006      2.214          2.785           174,027
                                                       2005      1.769          2.214           151,462
                                                       2004      1.444          1.769           148,057
                                                       2003      1.000          1.444            80,388

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2006      1.618          1.930           464,250
                                                       2005      1.495          1.618           434,471
                                                       2004      1.284          1.495           359,092
                                                       2003      0.989          1.284           277,388
                                                       2002      1.000          0.989                --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (6/02)...................................  2006      1.544          1.848                --
                                                       2005      1.444          1.544           140,590
                                                       2004      1.267          1.444           128,602
                                                       2003      0.977          1.267            91,055
                                                       2002      1.000          0.977                --

High Yield Bond Trust
  High Yield Bond Trust (6/04).......................  2006      1.062          1.085                --
                                                       2005      1.067          1.062                --
                                                       2004      0.998          1.067                --

Janus Aspen Series
  Janus Aspen Balanced Subaccount (Service Shares)
  (5/00).............................................  2006      1.249          1.289                --
                                                       2005      1.181          1.249           215,882
                                                       2004      1.111          1.181           261,195
                                                       2003      0.994          1.111           485,689
                                                       2002      1.000          0.994                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Janus Aspen Global Life Sciences Subaccount
  (Service Shares) (5/00)............................  2006      1.516          1.584            20,162
                                                       2005      1.374          1.516            19,809
                                                       2004      1.225          1.374            34,043
                                                       2003      0.988          1.225            25,340
                                                       2002      1.000          0.988                --

  Janus Aspen Global Technology Subaccount (Service
  Shares) (5/00).....................................  2006      1.470          1.557            14,171
                                                       2005      1.342          1.470             8,528
                                                       2004      1.359          1.342            27,353
                                                       2003      0.944          1.359            22,180
                                                       2002      1.000          0.944                --

  Janus Aspen Worldwide Growth Subaccount (Service
  Shares) (5/00).....................................  2006      1.267          1.468            17,866
                                                       2005      1.222          1.267            17,913
                                                       2004      1.190          1.222            21,747
                                                       2003      0.980          1.190            20,039
                                                       2002      1.000          0.980                --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.536          1.720                --
                                                       2005      1.503          1.536           169,292
                                                       2004      1.332          1.503           157,360
                                                       2003      1.000          1.332           131,801

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2006      1.425          1.653           417,242
                                                       2005      1.395          1.425           396,412
                                                       2004      1.311          1.395           470,075
                                                       2003      0.960          1.311           460,823
                                                       2002      1.000          0.960                --

  LMPVPI Investors Subaccount (Class I) (11/99)......  2006      1.413          1.642           168,886
                                                       2005      1.351          1.413           192,356
                                                       2004      1.246          1.351           200,936
                                                       2003      0.959          1.246            39,902
                                                       2002      1.000          0.959                --

  LMPVPI Large Cap Growth Subaccount (Class I)
  (9/02).............................................  2006      1.392          1.425            56,928
                                                       2005      1.346          1.392            87,671
                                                       2004      1.364          1.346            81,583
                                                       2003      0.961          1.364             5,988
                                                       2002      1.000          0.961                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPI Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2006      1.652          1.830           184,956
                                                       2005      1.604          1.652           177,985
                                                       2004      1.418          1.604           175,643
                                                       2003      0.970          1.418            69,052
                                                       2002      1.000          0.970                --

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class I)
  (8/02).............................................  2006      1.511          1.648           186,606
                                                       2005      1.400          1.511           201,027
                                                       2004      1.306          1.400           262,449
                                                       2003      0.949          1.306           312,432
                                                       2002      1.000          0.949                --

  LMPVPII Equity Index Subaccount (Class II)
  (11/99)............................................  2006      1.345          1.521           674,343
                                                       2005      1.314          1.345           666,600
                                                       2004      1.213          1.314           741,960
                                                       2003      0.967          1.213           721,895
                                                       2002      1.000          0.967                --

  LMPVPII Growth and Income Subaccount (Class I)
  (9/02).............................................  2006      1.340          1.479            51,745
                                                       2005      1.316          1.340            74,470
                                                       2004      1.237          1.316           113,821
                                                       2003      0.967          1.237            30,211
                                                       2002      1.000          0.967                --

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount (9/03)..  2006      0.997          1.020           207,989
                                                       2005      0.992          0.997             2,098
                                                       2004      0.998          0.992            12,394
                                                       2003      1.000          0.998             2,100

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2006      1.393          1.604           405,915
                                                       2005      1.373          1.393           375,409
                                                       2004      1.241          1.373           347,456
                                                       2003      1.000          1.241           331,917

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2006      1.627          1.793           284,527
                                                       2005      1.531          1.627           358,390
                                                       2004      1.256          1.531           329,638
                                                       2003      1.000          1.256           158,082

Managed Assets Trust
  Managed Assets Trust (6/04)........................  2006      1.097          1.131                --
                                                       2005      1.075          1.097            13,695
                                                       2004      1.009          1.075            13,702

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (4/06)..........................................  2006      1.769          1.683           149,620

  MIST BlackRock High Yield Subaccount (Class A)
  (4/06).............................................  2006      1.350          1.421           112,708

  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2006      1.539          1.628            17,599

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.269          1.351            17,638

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2006      1.775          1.954           153,202

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.601          1.640           253,919

  MIST Legg Mason Partners Managed Assets Subaccount
  (Class A) (4/06)...................................  2006      1.131          1.194            12,387

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (4/06)..........................................  2006      1.353          1.416            44,620

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2006      1.001          1.076           322,123

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2006      1.015          1.071            35,959

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.460          1.440           126,872

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2006      1.305          1.294             7,621

  MIST MFS Value Subaccount (Class A) (4/06).........  2006      1.264          1.395           206,971

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2006      1.003          1.218           448,086

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2006      1.462          1.570            39,520

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.116          1.173                --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2006      1.326          1.371           172,003

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2006      1.003          1.027           322,776

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2006      1.573          1.533           147,439

  MSF BlackRock Bond Income Subaccount (Class A)
  (4/06).............................................  2006      1.068          1.108           354,922

  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2006      1.000          1.021           361,378

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2006      1.361          1.378           319,211

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2006      1.436          1.471           412,381

  MSF MetLife Aggressive Allocation Subaccount
  (4/06).............................................  2006      1.002          1.059                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF MetLife Conservative Allocation Subaccount
  (4/06).............................................  2006      1.001          1.041                --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)..................................  2006      1.002          1.048                --

  MSF MetLife Moderate Allocation Subaccount (4/06)..  2006      1.002          1.053            65,856

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)..................................  2006      1.002          1.058           291,452

  MSF MFS Total Return Subaccount (Class F) (4/06)...  2006      1.289          1.376         2,095,103

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2006      0.996          1.050           257,299

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2006      0.998          1.067           501,531

  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (4/06)........................  2006      1.085          1.151                --

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (4/06)........................  2006      1.036          1.071                --

Money Market Portfolio
  Money Market Subaccount (10/97)....................  2006      0.992          1.000                --
                                                       2005      0.982          0.992           253,238
                                                       2004      0.989          0.982           359,014
                                                       2003      1.000          0.989           505,871
                                                       2002      1.000          1.000                --

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (11/04)....................................  2006      1.112          1.175                --
                                                       2005      1.071          1.112            13,844
                                                       2004      1.036          1.071            13,851

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2006      1.121          1.109           290,204
                                                       2005      1.118          1.121           287,094
                                                       2004      1.045          1.118           320,774
                                                       2003      1.000          1.045           287,921

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2006      1.082          1.104         3,028,632
                                                       2005      1.075          1.082         3,093,826
                                                       2004      1.044          1.075         3,486,677
                                                       2003      1.012          1.044         2,727,021
                                                       2002      1.000          1.012                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Putnam Variable Trust
  Putnam VT Discovery Growth Subaccount (Class IB)
  (5/01).............................................  2006      1.383          1.508             2,461
                                                       2005      1.313          1.383             2,463
                                                       2004      1.242          1.313             2,465
                                                       2003      0.958          1.242             2,466
                                                       2002      1.000          0.958                --

  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2006      1.579          1.981           173,392
                                                       2005      1.433          1.579           120,905
                                                       2004      1.255          1.433           119,645
                                                       2003      0.994          1.255           119,420
                                                       2002      1.000          0.994                --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2006      1.871          2.156           487,356
                                                       2005      1.780          1.871           489,753
                                                       2004      1.436          1.780           474,438
                                                       2003      0.977          1.436           306,882
                                                       2002      1.000          0.977                --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/01).............................................  2006      1.372          1.460                --
                                                       2005      1.285          1.372            45,533
                                                       2004      1.228          1.285            49,918
                                                       2003      0.967          1.228            33,110
                                                       2002      1.000          0.967                --

  Travelers Convertible Securities Subaccount
  (6/00).............................................  2006      1.271          1.353                --
                                                       2005      1.289          1.271            72,436
                                                       2004      1.235          1.289            82,547
                                                       2003      0.996          1.235           108,099
                                                       2002      1.000          0.996                --

  Travelers Disciplined Mid Cap Stock Subaccount
  (5/00).............................................  2006      1.621          1.769                --
                                                       2005      1.468          1.621           164,674
                                                       2004      1.284          1.468           181,327
                                                       2003      0.977          1.284            52,889
                                                       2002      1.000          0.977                --

  Travelers Equity Income Subaccount (11/99).........  2006      1.367          1.436                --
                                                       2005      1.333          1.367           579,568
                                                       2004      1.235          1.333           640,163
                                                       2003      0.958          1.235           530,915
                                                       2002      1.000          0.958                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Federated High Yield Subaccount (6/00)...  2006      1.317          1.350                --
                                                       2005      1.308          1.317           104,380
                                                       2004      1.206          1.308           115,233
                                                       2003      1.003          1.206            90,792
                                                       2002      1.000          1.003                --

  Travelers Federated Stock Subaccount (5/00)........  2006      1.376          1.424                --
                                                       2005      1.331          1.376            34,213
                                                       2004      1.225          1.331            38,957
                                                       2003      0.978          1.225            38,121
                                                       2002      1.000          0.978                --

  Travelers Large Cap Subaccount (11/99).............  2006      1.322          1.361                --
                                                       2005      1.238          1.322           144,967
                                                       2004      1.184          1.238           169,135
                                                       2003      0.967          1.184           136,097
                                                       2002      1.000          0.967                --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.076          1.143                --
                                                       2005      1.007          1.076                --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.029          1.033                --
                                                       2005      1.000          1.029                --

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.045          1.081                --
                                                       2005      1.000          1.045            55,685

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.063          1.109                --
                                                       2005      0.999          1.063           190,567

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05).....................  2006      1.036          1.056                --
                                                       2005      1.008          1.036                --

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      1.451          1.539                --
                                                       2005      1.318          1.451            37,100
                                                       2004      1.158          1.318            59,739
                                                       2003      0.973          1.158            73,087
                                                       2002      1.000          0.973                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers MFS Mid Cap Growth Subaccount (5/00).....  2006      1.487          1.573                --
                                                       2005      1.469          1.487           149,347
                                                       2004      1.311          1.469            78,618
                                                       2003      0.974          1.311            58,567
                                                       2002      1.000          0.974                --

  Travelers MFS Total Return Subaccount (11/99)......  2006      1.249          1.289                --
                                                       2005      1.235          1.249         1,951,130
                                                       2004      1.128          1.235         2,014,082
                                                       2003      0.986          1.128         1,900,092
                                                       2002      1.000          0.986                --

  Travelers MFS Value Subaccount (7/04)..............  2006      1.170          1.264                --
                                                       2005      1.119          1.170            51,129
                                                       2004      0.993          1.119                --

  Travelers Mondrian International Stock Subaccount
  (5/00).............................................  2006      1.547          1.775                --
                                                       2005      1.438          1.547           137,217
                                                       2004      1.265          1.438           134,480
                                                       2003      1.001          1.265           104,454
                                                       2002      1.000          1.001                --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.379          1.462                --
                                                       2005      1.325          1.379            40,007
                                                       2004      1.214          1.325            43,534
                                                       2003      1.000          1.214             6,184

  Travelers Pioneer Mid Cap Value Subaccount (5/05)..  2006      1.061          1.116                --
                                                       2005      1.000          1.061                --

  Travelers Pioneer Strategic Income Subaccount
  (6/00).............................................  2006      1.314          1.326                --
                                                       2005      1.290          1.314            30,704
                                                       2004      1.184          1.290                --
                                                       2003      1.008          1.184                --
                                                       2002      1.000          1.008                --

  Travelers Quality Bond Subaccount (5/00)...........  2006      1.079          1.068                --
                                                       2005      1.081          1.079           358,890
                                                       2004      1.066          1.081           366,911
                                                       2003      1.014          1.066           238,924
                                                       2002      1.000          1.014                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.369          1.428                --
                                                       2005      1.366          1.369           268,177
                                                       2004      1.262          1.366           329,178
                                                       2003      0.970          1.262           326,199
                                                       2002      1.000          0.970                --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)..................................  2006      1.134          1.305                --
                                                       2005      1.032          1.134                --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.107          1.269                --
                                                       2005      1.000          1.107                --

  Travelers U.S. Government Securities Subaccount
  (6/04).............................................  2006      1.076          1.036                --
                                                       2005      1.050          1.076                --
                                                       2004      0.990          1.050                --

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (5/01).............................................  2006      1.476          1.683           311,172
                                                       2005      1.444          1.476           331,570
                                                       2004      1.252          1.444           253,536
                                                       2003      0.975          1.252           186,325
                                                       2002      1.000          0.975                --

  Van Kampen LIT Enterprise Subaccount (Class II)
  (6/01).............................................  2006      1.288          1.351                --
                                                       2005      1.216          1.288                --
                                                       2004      1.193          1.216             6,550
                                                       2003      0.966          1.193            12,937
                                                       2002      1.000          0.966                --

Variable Insurance Products Fund
  VIP Contrafund Subaccount (Service Class 2)
  (5/00).............................................  2006      1.617          1.770           401,338
                                                       2005      1.411          1.617           382,096
                                                       2004      1.248          1.411           350,625
                                                       2003      0.991          1.248           269,820
                                                       2002      1.000          0.991                --

  VIP Dynamic Capital Appreciation Subaccount
  (Service Class 2) (8/01)...........................  2006      1.379          1.542            20,495
                                                       2005      1.164          1.379            45,009
                                                       2004      1.170          1.164            44,391
                                                       2003      0.954          1.170             8,358
                                                       2002      1.000          0.954                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  VIP Mid Cap Subaccount (Service Class 2) (5/01)....  2006      1.901          2.099           911,516
                                                       2005      1.640          1.901         1,041,220
                                                       2004      1.339          1.640         1,018,483
                                                       2003      0.986          1.339           869,633
                                                       2002      1.000          0.986                --




                       SEPARATE ACCOUNT CHARGES 1.80% (B)


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Core Equity Subaccount (Series I) (4/06)..  2006      1.000          1.078            401,941

  AIM V.I. Premier Equity Subaccount (Series I)
  (5/01).............................................  2006      0.801          0.840                 --
                                                       2005      0.772          0.801            488,309
                                                       2004      0.743          0.772            502,360
                                                       2003      0.605          0.743            503,521
                                                       2002      0.883          0.605            550,900
                                                       2001      1.000          0.883            241,785

AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      0.740          0.722                 --
                                                       2005      0.656          0.740          1,737,738
                                                       2004      0.616          0.656          2,422,021
                                                       2003      0.509          0.616          2,534,558
                                                       2002      0.749          0.509          2,761,613
                                                       2001      1.000          0.749          2,203,655

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.218          1.440         13,657,569
                                                       2005      1.087          1.218         13,499,365
                                                       2004      0.975          1.087         14,038,586
                                                       2003      0.734          0.975         12,687,639
                                                       2002      0.875          0.734          8,371,123
                                                       2001      0.993          0.875          1,544,419

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.230          1.332         17,694,815
                                                       2005      1.078          1.230         18,663,020
                                                       2004      0.975          1.078         17,617,208
                                                       2003      0.726          0.975         16,287,152
                                                       2002      0.978          0.726         10,871,684
                                                       2001      1.088          0.978          4,340,090

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2006      1.297          1.468         21,164,791
                                                       2005      1.248          1.297         21,344,424
                                                       2004      1.151          1.248         21,686,362
                                                       2003      0.885          1.151         19,684,170
                                                       2002      1.104          0.885         13,136,644
                                                       2001      1.121          1.104          2,553,991

Capital Appreciation Fund
  Capital Appreciation Fund (5/00)...................  2006      0.662          0.655                 --
                                                       2005      0.571          0.662            505,995
                                                       2004      0.486          0.571            277,389
                                                       2003      0.396          0.486            346,932
                                                       2002      0.538          0.396            407,014
                                                       2001      1.000          0.538            649,555

Credit Suisse Trust
  Credit Suisse Trust Emerging Markets Subaccount
  (5/00).............................................  2006      1.247          1.623             95,043
                                                       2005      0.992          1.247             84,660
                                                       2004      0.809          0.992             44,770
                                                       2003      0.576          0.809             44,773
                                                       2002      0.663          0.576             36,564
                                                       2001      1.000          0.663              4,156

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/00).............................................  2006      2.298          2.994                 --
                                                       2005      2.183          2.298            185,547
                                                       2004      1.692          2.183            184,395
                                                       2003      1.285          1.692            183,010
                                                       2002      1.252          1.285            145,664
                                                       2001      1.000          1.252             11,465

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (5/00).....................................  2006      0.895          1.024            169,752
                                                       2005      0.873          0.895            187,894
                                                       2004      0.846          0.873            283,652
                                                       2003      0.711          0.846            331,469
                                                       2002      0.869          0.711            209,810
                                                       2001      1.000          0.869             34,515

  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (5/00).....................................  2006      1.110          1.131            222,980
                                                       2005      1.068          1.110            233,465
                                                       2004      0.977          1.068            244,542
                                                       2003      0.755          0.977            280,003
                                                       2002      0.950          0.755            179,886
                                                       2001      1.000          0.950             27,031

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.304          1.417                 --
                                                       2005      1.205          1.304             29,766
                                                       2004      1.074          1.205             21,094
                                                       2003      1.000          1.074                 --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)................................  2006      1.301          1.449                 --
                                                       2005      1.203          1.301             86,508
                                                       2004      1.067          1.203             38,258
                                                       2003      1.000          1.067                 --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.244          1.447                 --
                                                       2005      1.146          1.244            463,669
                                                       2004      1.036          1.146            519,463
                                                       2003      0.842          1.036            339,300
                                                       2002      1.000          0.842             10,755

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2006      2.214          2.785            326,263
                                                       2005      1.769          2.214            293,516
                                                       2004      1.444          1.769            127,549
                                                       2003      1.000          1.444             81,239

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2006      1.151          1.372          1,809,044
                                                       2005      1.063          1.151          1,501,530
                                                       2004      0.913          1.063          1,163,252
                                                       2003      0.703          0.913            926,381
                                                       2002      0.879          0.703            848,308
                                                       2001      1.028          0.879            629,693

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (6/02)...................................  2006      1.249          1.494                 --
                                                       2005      1.168          1.249             95,208
                                                       2004      1.025          1.168             60,904
                                                       2003      0.790          1.025             36,914
                                                       2002      1.000          0.790             14,815

High Yield Bond Trust
  High Yield Bond Trust (6/04).......................  2006      1.062          1.085                 --
                                                       2005      1.067          1.062                 --
                                                       2004      0.998          1.067                 --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Janus Aspen Series
  Janus Aspen Balanced Subaccount (Service Shares)
  (5/00).............................................  2006      1.044          1.078                 --
                                                       2005      0.988          1.044            353,202
                                                       2004      0.929          0.988            479,954
                                                       2003      0.831          0.929            499,603
                                                       2002      0.907          0.831            447,203
                                                       2001      1.000          0.907            240,551

  Janus Aspen Global Life Sciences Subaccount
  (Service Shares) (5/00)............................  2006      0.984          1.027             79,531
                                                       2005      0.892          0.984             79,559
                                                       2004      0.795          0.892             79,588
                                                       2003      0.641          0.795             95,897
                                                       2002      0.927          0.641             84,104
                                                       2001      1.000          0.927             86,994

  Janus Aspen Global Technology Subaccount (Service
  Shares) (5/00).....................................  2006      0.373          0.395             66,021
                                                       2005      0.340          0.373             81,444
                                                       2004      0.345          0.340            127,596
                                                       2003      0.240          0.345            118,715
                                                       2002      0.413          0.240            131,205
                                                       2001      1.000          0.413            156,658

  Janus Aspen Worldwide Growth Subaccount (Service
  Shares) (5/00).....................................  2006      0.572          0.662            230,286
                                                       2005      0.551          0.572            290,156
                                                       2004      0.537          0.551            310,158
                                                       2003      0.442          0.537            350,206
                                                       2002      0.606          0.442            267,863
                                                       2001      1.000          0.606            538,280

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.536          1.720                 --
                                                       2005      1.503          1.536            187,492
                                                       2004      1.332          1.503            143,569
                                                       2003      1.000          1.332            110,206

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2006      1.314          1.524          1,886,357
                                                       2005      1.286          1.314          2,155,632
                                                       2004      1.209          1.286          2,291,751
                                                       2003      0.885          1.209          2,556,109
                                                       2002      1.203          0.885          2,730,229
                                                       2001      1.000          1.203          1,624,219

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPI Investors Subaccount (Class I) (11/99)......  2006      1.206          1.401            907,943
                                                       2005      1.153          1.206          1,105,738
                                                       2004      1.064          1.153          1,177,171
                                                       2003      0.818          1.064          1,323,286
                                                       2002      1.083          0.818          1,169,456
                                                       2001      1.000          1.083          1,074,948

  LMPVPI Large Cap Growth Subaccount (Class I)
  (9/02).............................................  2006      1.156          1.183                 35
                                                       2005      1.118          1.156                 36
                                                       2004      1.133          1.118             17,927
                                                       2003      0.798          1.133             20,691
                                                       2002      1.000          0.798                 --

  LMPVPI Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2006      1.388          1.537            592,814
                                                       2005      1.347          1.388            604,912
                                                       2004      1.191          1.347            574,902
                                                       2003      0.815          1.191            576,668
                                                       2002      1.270          0.815            485,599
                                                       2001      1.000          1.270            272,556

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class I)
  (8/02).............................................  2006      1.203          1.312                 --
                                                       2005      1.114          1.203                 --
                                                       2004      1.040          1.114                 --
                                                       2003      0.756          1.040                 --
                                                       2002      1.000          0.756                 --

  LMPVPII Equity Index Subaccount (Class II)
  (11/99)............................................  2006      0.866          0.980          1,229,220
                                                       2005      0.846          0.866          1,303,137
                                                       2004      0.781          0.846          1,710,378
                                                       2003      0.623          0.781          1,904,694
                                                       2002      0.817          0.623          1,645,211
                                                       2001      1.000          0.817          2,026,387

  LMPVPII Growth and Income Subaccount (Class I)
  (9/02).............................................  2006      1.105          1.220             30,872
                                                       2005      1.086          1.105             38,189
                                                       2004      1.020          1.086             52,267
                                                       2003      0.798          1.020             80,714
                                                       2002      1.000          0.798              9,207

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount (9/03)..  2006      0.997          1.020             20,545
                                                       2005      0.992          0.997             12,967
                                                       2004      0.998          0.992            134,836
                                                       2003      1.000          0.998              1,896

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2006      1.393          1.604            307,543
                                                       2005      1.373          1.393            290,785
                                                       2004      1.241          1.373            139,195
                                                       2003      1.000          1.241             69,924

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2006      1.627          1.793            611,811
                                                       2005      1.531          1.627            695,119
                                                       2004      1.256          1.531            579,899
                                                       2003      1.000          1.256            184,059

Managed Assets Trust
  Managed Assets Trust (6/04)........................  2006      1.097          1.131                 --
                                                       2005      1.075          1.097                 --
                                                       2004      1.009          1.075                 --

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (4/06)..........................................  2006      1.503          1.429            222,874

  MIST BlackRock High Yield Subaccount (Class A)
  (4/06).............................................  2006      1.282          1.350            102,047

  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2006      0.934          0.988            825,415

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.269          1.351             90,298

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2006      1.035          1.139            573,755

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      0.655          0.671            386,705

  MIST Legg Mason Partners Managed Assets Subaccount
  (Class A) (4/06)...................................  2006      1.131          1.194                 --

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (4/06)..........................................  2006      1.242          1.300             45,012

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06) *.................................  2006      1.001          1.076            208,394

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2006      1.015          1.071            127,962

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      0.973          0.960            161,496

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2006      1.305          1.294                928

  MIST MFS Value Subaccount (Class A) (4/06).........  2006      1.264          1.395            476,839

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2006      1.003          1.218            536,697

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2006      1.462          1.570              4,714

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.116          1.173              6,324

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2006      1.388          1.435            140,064

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2006      1.003          1.027            402,744

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2006      0.595          0.580            972,237

  MSF BlackRock Bond Income Subaccount (Class A)
  (4/06).............................................  2006      1.208          1.253            275,369

  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2006      1.142          1.166            129,005

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2006      0.822          0.832          1,597,235

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2006      1.313          1.345            961,336

  MSF MetLife Aggressive Allocation Subaccount
  (4/06).............................................  2006      1.002          1.059             47,700

  MSF MetLife Conservative Allocation Subaccount
  (4/06).............................................  2006      1.001          1.041                 --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)..................................  2006      1.002          1.048            116,832

  MSF MetLife Moderate Allocation Subaccount (4/06)..  2006      1.002          1.053          1,137,572

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)..................................  2006      1.002          1.058            413,868

  MSF MFS Total Return Subaccount (Class F) (4/06)...  2006      1.375          1.468         11,377,250

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2006      0.996          1.050            403,058

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2006      0.998          1.067          1,100,035

  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (4/06)........................  2006      1.085          1.151                 --

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (4/06) *......................  2006      1.036          1.071                 --

Money Market Portfolio
  Money Market Subaccount (10/97)....................  2006      1.133          1.142                 --
                                                       2005      1.121          1.133            181,676
                                                       2004      1.130          1.121            272,462
                                                       2003      1.141          1.130            606,702
                                                       2002      1.146          1.141            659,403
                                                       2001      1.000          1.146            311,856

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (11/04)....................................  2006      1.112          1.175                 --
                                                       2005      1.071          1.112                 --
                                                       2004      1.036          1.071                 --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2006      1.121          1.109            455,584
                                                       2005      1.118          1.121            507,343
                                                       2004      1.045          1.118            966,189
                                                       2003      1.000          1.045             66,862

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2006      1.203          1.227          3,876,869
                                                       2005      1.195          1.203          4,170,974
                                                       2004      1.160          1.195          4,288,696
                                                       2003      1.125          1.160          4,958,737
                                                       2002      1.050          1.125          7,601,486
                                                       2001      1.000          1.050          1,040,045

Putnam Variable Trust
  Putnam VT Discovery Growth Subaccount (Class IB)
  (5/01).............................................  2006      0.802          0.875             32,139
                                                       2005      0.761          0.802             32,678
                                                       2004      0.721          0.761             38,783
                                                       2003      0.556          0.721             39,926
                                                       2002      0.804          0.556             29,622
                                                       2001      1.000          0.804             14,734

  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2006      1.098          1.377            212,109
                                                       2005      0.996          1.098            158,085
                                                       2004      0.873          0.996            146,052
                                                       2003      0.691          0.873            211,713
                                                       2002      0.855          0.691            322,648
                                                       2001      1.000          0.855             86,605

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2006      1.669          1.923            417,164
                                                       2005      1.588          1.669            463,651
                                                       2004      1.281          1.588            465,147
                                                       2003      0.871          1.281            572,206
                                                       2002      1.086          0.871            653,195
                                                       2001      1.000          1.086            141,792

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/01).............................................  2006      0.914          0.973                 --
                                                       2005      0.856          0.914            169,742
                                                       2004      0.818          0.856            171,322
                                                       2003      0.644          0.818            221,463
                                                       2002      0.862          0.644            139,857
                                                       2001      1.000          0.862            898,773

  Travelers Convertible Securities Subaccount
  (6/00).............................................  2006      1.166          1.242                 --
                                                       2005      1.183          1.166             45,018
                                                       2004      1.133          1.183             80,263
                                                       2003      0.914          1.133            118,626
                                                       2002      1.000          0.914             93,674
                                                       2001      1.000          1.000            909,851

  Travelers Disciplined Mid Cap Stock Subaccount
  (5/00).............................................  2006      1.377          1.503                 --
                                                       2005      1.247          1.377            243,296
                                                       2004      1.090          1.247            227,247
                                                       2003      0.830          1.090            219,879
                                                       2002      0.986          0.830             66,258
                                                       2001      1.000          0.986              7,202

  Travelers Equity Income Subaccount (11/99).........  2006      1.250          1.313                 --
                                                       2005      1.218          1.250            995,006
                                                       2004      1.129          1.218          1,068,502
                                                       2003      0.876          1.129          1,009,582
                                                       2002      1.037          0.876          1,084,598
                                                       2001      1.000          1.037            993,080

  Travelers Federated High Yield Subaccount (6/00)...  2006      1.251          1.282                 --
                                                       2005      1.242          1.251            118,531
                                                       2004      1.146          1.242            128,538
                                                       2003      0.953          1.146            143,727
                                                       2002      0.936          0.953             77,295
                                                       2001      1.000          0.936             48,230

  Travelers Federated Stock Subaccount (5/00)........  2006      1.164          1.205                 --
                                                       2005      1.125          1.164            109,437
                                                       2004      1.036          1.125            101,534
                                                       2003      0.827          1.036            116,257
                                                       2002      1.044          0.827             63,998
                                                       2001      1.000          1.044             18,229

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Large Cap Subaccount (11/99).............  2006      0.798          0.822                 --
                                                       2005      0.747          0.798            781,209
                                                       2004      0.714          0.747            869,453
                                                       2003      0.583          0.714            855,552
                                                       2002      0.769          0.583            677,781
                                                       2001      1.000          0.769            439,291

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.076          1.143                 --
                                                       2005      1.007          1.076             33,731

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.029          1.033                 --
                                                       2005      1.000          1.029                 --

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.045          1.081                 --
                                                       2005      1.000          1.045                 --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.063          1.109                 --
                                                       2005      0.999          1.063            344,293

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05).....................  2006      1.036          1.056                 --
                                                       2005      1.008          1.036            110,884

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      0.881          0.934                 --
                                                       2005      0.800          0.881            861,839
                                                       2004      0.703          0.800            783,000
                                                       2003      0.591          0.703            735,879
                                                       2002      0.803          0.591            698,259
                                                       2001      1.000          0.803            662,621

  Travelers MFS Mid Cap Growth Subaccount (5/00).....  2006      0.563          0.595                 --
                                                       2005      0.556          0.563          1,006,935
                                                       2004      0.496          0.556            224,455
                                                       2003      0.369          0.496            243,051
                                                       2002      0.734          0.369            281,572
                                                       2001      1.000          0.734            107,322

  Travelers MFS Total Return Subaccount (11/99)......  2006      1.333          1.375                 --
                                                       2005      1.318          1.333         11,368,224
                                                       2004      1.204          1.318         11,877,187
                                                       2003      1.052          1.204         10,446,839
                                                       2002      1.131          1.052          7,540,877
                                                       2001      1.000          1.131          3,539,246

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers MFS Value Subaccount (7/04)..............  2006      1.170          1.264                 --
                                                       2005      1.119          1.170            336,557
                                                       2004      0.993          1.119                 --

  Travelers Mondrian International Stock Subaccount
  (5/00).............................................  2006      0.902          1.035                 --
                                                       2005      0.838          0.902            380,664
                                                       2004      0.737          0.838            222,987
                                                       2003      0.584          0.737            138,766
                                                       2002      0.683          0.584             53,081
                                                       2001      1.000          0.683             25,354

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.379          1.462                 --
                                                       2005      1.325          1.379              6,594
                                                       2004      1.214          1.325              6,543
                                                       2003      1.000          1.214                 --

  Travelers Pioneer Mid Cap Value Subaccount (5/05)..  2006      1.061          1.116                 --
                                                       2005      1.000          1.061              2,137

  Travelers Pioneer Strategic Income Subaccount
  (6/00).............................................  2006      1.375          1.388                 --
                                                       2005      1.350          1.375            137,201
                                                       2004      1.239          1.350             27,029
                                                       2003      1.055          1.239              2,981
                                                       2002      1.015          1.055             17,525
                                                       2001      1.000          1.015              7,608

  Travelers Quality Bond Subaccount (5/00)...........  2006      1.220          1.208                 --
                                                       2005      1.222          1.220            279,043
                                                       2004      1.204          1.222            360,186
                                                       2003      1.146          1.204            439,841
                                                       2002      1.103          1.146            335,801
                                                       2001      1.000          1.103            227,168

  Travelers Strategic Equity Subaccount (11/99)......  2006      0.725          0.756                 --
                                                       2005      0.724          0.725          1,165,219
                                                       2004      0.668          0.724          1,352,969
                                                       2003      0.513          0.668          1,595,899
                                                       2002      0.787          0.513          1,454,962
                                                       2001      1.000          0.787          1,336,240

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)..................................  2006      1.134          1.305                 --
                                                       2005      1.032          1.134                 --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.107          1.269                 --
                                                       2005      1.000          1.107              9,121

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers U.S. Government Securities Subaccount
  (6/04).............................................  2006      1.076          1.036                 --
                                                       2005      1.050          1.076                 --
                                                       2004      0.990          1.050                 --

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (5/01).............................................  2006      1.092          1.245            522,527
                                                       2005      1.068          1.092            560,677
                                                       2004      0.926          1.068            689,021
                                                       2003      0.721          0.926            722,215
                                                       2002      0.911          0.721            625,949
                                                       2001      1.000          0.911            158,937

  Van Kampen LIT Enterprise Subaccount (Class II)
  (6/01).............................................  2006      0.835          0.876            148,810
                                                       2005      0.788          0.835            158,132
                                                       2004      0.773          0.788            222,946
                                                       2003      0.626          0.773            237,911
                                                       2002      0.906          0.626            196,781
                                                       2001      1.000          0.906             26,673

Variable Insurance Products Fund
  VIP Contrafund Subaccount (Service Class 2)
  (5/00).............................................  2006      1.148          1.256            377,033
                                                       2005      1.002          1.148            349,362
                                                       2004      0.886          1.002            331,786
                                                       2003      0.703          0.886            300,573
                                                       2002      0.792          0.703            239,965
                                                       2001      1.000          0.792             90,527

  VIP Dynamic Capital Appreciation Subaccount
  (Service Class 2) (8/01)...........................  2006      1.105          1.235             28,571
                                                       2005      0.932          1.105             29,235
                                                       2004      0.937          0.932             30,144
                                                       2003      0.764          0.937             36,629
                                                       2002      0.841          0.764             20,856
                                                       2001      1.000          0.841              8,651

  VIP Mid Cap Subaccount (Service Class 2) (5/01)....  2006      1.746          1.928            716,973
                                                       2005      1.507          1.746            802,560
                                                       2004      1.230          1.507            814,467
                                                       2003      0.906          1.230            653,619
                                                       2002      1.025          0.906            307,773
                                                       2001      1.000          1.025              7,278

                         SEPARATE ACCOUNT CHARGES 1.85%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Core Equity Subaccount (Series I) (4/06)..  2006      1.000          1.078                --

  AIM V.I. Premier Equity Subaccount (Series I)
  (5/01).............................................  2006      1.199          1.258                --
                                                       2005      1.156          1.199                --
                                                       2004      1.113          1.156                --
                                                       2003      1.000          1.113                --

AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.312          1.279                --
                                                       2005      1.163          1.312             9,868
                                                       2004      1.094          1.163             9,271
                                                       2003      1.000          1.094                --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.483          1.753           190,511
                                                       2005      1.324          1.483           192,656
                                                       2004      1.188          1.324           153,924
                                                       2003      1.000          1.188                --

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.449          1.568           466,594
                                                       2005      1.270          1.449           472,693
                                                       2004      1.150          1.270           479,818
                                                       2003      1.000          1.150            44,022

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2006      1.292          1.461         1,535,674
                                                       2005      1.244          1.292         1,549,452
                                                       2004      1.148          1.244         1,427,039
                                                       2003      1.000          1.148             6,912

Capital Appreciation Fund
  Capital Appreciation Fund (5/00)...................  2006      1.560          1.542                --
                                                       2005      1.344          1.560            69,179
                                                       2004      1.146          1.344                --
                                                       2003      1.000          1.146                --

Credit Suisse Trust
  Credit Suisse Trust Emerging Markets Subaccount
  (5/00).............................................  2006      1.886          2.454                --
                                                       2005      1.502          1.886                --
                                                       2004      1.224          1.502                --
                                                       2003      1.000          1.224                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/00).............................................  2006      1.552          2.021                --
                                                       2005      1.475          1.552           129,943
                                                       2004      1.144          1.475                --
                                                       2003      1.000          1.144                --

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (5/00).....................................  2006      1.176          1.345                --
                                                       2005      1.148          1.176                --
                                                       2004      1.113          1.148                --
                                                       2003      1.000          1.113                --

  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (5/00).....................................  2006      1.305          1.329                --
                                                       2005      1.256          1.305                --
                                                       2004      1.149          1.256                --
                                                       2003      1.000          1.149                --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.302          1.415                --
                                                       2005      1.204          1.302            10,550
                                                       2004      1.074          1.204                --
                                                       2003      1.000          1.074                --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)................................  2006      1.299          1.447                --
                                                       2005      1.202          1.299            22,867
                                                       2004      1.067          1.202                --
                                                       2003      1.049          1.067                --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.342          1.560                --
                                                       2005      1.236          1.342            82,653
                                                       2004      1.118          1.236            29,759
                                                       2003      1.000          1.118                --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2006      1.936          2.434           175,387
                                                       2005      1.547          1.936           175,863
                                                       2004      1.264          1.547           120,614
                                                       2003      1.000          1.264                --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2006      1.481          1.765            67,492
                                                       2005      1.369          1.481            69,043
                                                       2004      1.176          1.369            49,391
                                                       2003      1.000          1.176                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (6/02)...................................  2006      1.415          1.692                --
                                                       2005      1.324          1.415             3,963
                                                       2004      1.162          1.324                --
                                                       2003      1.000          1.162                --

High Yield Bond Trust
  High Yield Bond Trust (6/04).......................  2006      1.061          1.084                --
                                                       2005      1.067          1.061                --
                                                       2004      0.997          1.067                --

Janus Aspen Series
  Janus Aspen Balanced Subaccount (Service Shares)
  (5/00).............................................  2006      1.211          1.250                --
                                                       2005      1.146          1.211                --
                                                       2004      1.078          1.146                --
                                                       2003      1.000          1.078                --

  Janus Aspen Global Life Sciences Subaccount
  (Service Shares) (5/00)............................  2006      1.382          1.443                --
                                                       2005      1.253          1.382                --
                                                       2004      1.118          1.253                --
                                                       2003      1.000          1.118                --

  Janus Aspen Global Technology Subaccount (Service
  Shares) (5/00).....................................  2006      1.298          1.374                --
                                                       2005      1.185          1.298                --
                                                       2004      1.200          1.185                --
                                                       2003      1.000          1.200                --

  Janus Aspen Worldwide Growth Subaccount (Service
  Shares) (5/00).....................................  2006      1.215          1.407                --
                                                       2005      1.172          1.215                --
                                                       2004      1.142          1.172                --
                                                       2003      1.000          1.142                --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.352          1.514                --
                                                       2005      1.324          1.352            16,111
                                                       2004      1.174          1.324             8,143
                                                       2003      1.000          1.174                --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2006      1.272          1.475                --
                                                       2005      1.245          1.272                --
                                                       2004      1.171          1.245                --
                                                       2003      1.000          1.171                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPI Investors Subaccount (Class I) (11/99)......  2006      1.301          1.510             4,579
                                                       2005      1.244          1.301             5,671
                                                       2004      1.148          1.244             6,842
                                                       2003      1.000          1.148                --

  LMPVPI Large Cap Growth Subaccount (Class I)
  (9/02).............................................  2006      1.186          1.213                --
                                                       2005      1.148          1.186                --
                                                       2004      1.163          1.148                --
                                                       2003      1.000          1.163                --

  LMPVPI Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2006      1.440          1.594            23,159
                                                       2005      1.399          1.440            23,159
                                                       2004      1.238          1.399            23,159
                                                       2003      1.000          1.238            23,159

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class I)
  (8/02).............................................  2006      1.324          1.444                --
                                                       2005      1.227          1.324                --
                                                       2004      1.146          1.227                --
                                                       2003      1.000          1.146                --

  LMPVPII Equity Index Subaccount (Class II)
  (11/99)............................................  2006      1.252          1.415           193,468
                                                       2005      1.224          1.252           193,468
                                                       2004      1.131          1.224           149,335
                                                       2003      1.000          1.131                --

  LMPVPII Growth and Income Subaccount (Class I)
  (9/02).............................................  2006      1.219          1.345                --
                                                       2005      1.198          1.219                --
                                                       2004      1.126          1.198                --
                                                       2003      1.000          1.126                --

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount (9/03)..  2006      0.996          1.018                --
                                                       2005      0.991          0.996                --
                                                       2004      0.998          0.991                --
                                                       2003      1.000          0.998                --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2006      1.279          1.473            50,463
                                                       2005      1.262          1.279            50,469
                                                       2004      1.141          1.262             7,853
                                                       2003      1.000          1.141             1,380

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2006      1.497          1.649           244,771
                                                       2005      1.409          1.497           245,762
                                                       2004      1.157          1.409           142,694
                                                       2003      1.000          1.157            21,860

Managed Assets Trust
  Managed Assets Trust (6/04)........................  2006      1.096          1.130                --
                                                       2005      1.075          1.096                --
                                                       2004      1.009          1.075                --

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (4/06)..........................................  2006      1.615          1.536                --

  MIST BlackRock High Yield Subaccount (Class A)
  (4/06).............................................  2006      1.220          1.284                --

  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2006      1.448          1.531                --

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.268          1.350                --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2006      1.626          1.789            29,585

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.542          1.579                --

  MIST Legg Mason Partners Managed Assets Subaccount
  (Class A) (4/06)...................................  2006      1.130          1.192                --

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (4/06)..........................................  2006      1.209          1.265                --

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06) *.................................  2006      1.001          1.076                --

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2006      1.015          1.070                --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.351          1.332           152,266

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2006      1.304          1.292                --

  MIST MFS Value Subaccount (Class A) (4/06).........  2006      1.262          1.393            23,999

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2006      1.003          1.218           306,869

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2006      1.357          1.457                --

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.115          1.172                --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2006      1.208          1.249            22,356

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2006      1.003          1.027            56,360

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2006      1.357          1.323                --

  MSF BlackRock Bond Income Subaccount (Class A)
  (4/06).............................................  2006      1.027          1.065                --

  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2006      1.005          1.026                --

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2006      1.292          1.307                --

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2006      1.316          1.348                --

  MSF MetLife Aggressive Allocation Subaccount
  (4/06).............................................  2006      1.002          1.059                --

  MSF MetLife Conservative Allocation Subaccount
  (4/06).............................................  2006      1.001          1.041                --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)..................................  2006      1.002          1.047            27,695

  MSF MetLife Moderate Allocation Subaccount (4/06)..  2006      1.002          1.053                --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)..................................  2006      1.002          1.058           421,937

  MSF MFS Total Return Subaccount (Class F) (4/06)...  2006      1.231          1.314            59,180

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2006      0.996          1.049            20,465

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2006      0.998          1.067            12,421

  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (4/06)........................  2006      1.084          1.150                --

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (4/06) *......................  2006      1.035          1.069                --

Money Market Portfolio
  Money Market Subaccount (10/97)....................  2006      0.997          1.005                --
                                                       2005      0.987          0.997                --
                                                       2004      0.995          0.987                --
                                                       2003      1.000          0.995                --

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (11/04)....................................  2006      1.111          1.173                --
                                                       2005      1.071          1.111                --
                                                       2004      1.036          1.071                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2006      1.122          1.109            38,942
                                                       2005      1.119          1.122            38,952
                                                       2004      1.047          1.119            15,246
                                                       2003      1.000          1.047             1,446

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2006      1.062          1.082            98,403
                                                       2005      1.056          1.062            98,403
                                                       2004      1.025          1.056            36,092
                                                       2003      1.000          1.025            25,954

Putnam Variable Trust
  Putnam VT Discovery Growth Subaccount (Class IB)
  (5/01).............................................  2006      1.253          1.366                --
                                                       2005      1.190          1.253                --
                                                       2004      1.127          1.190                --
                                                       2003      1.000          1.127                --

  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2006      1.484          1.861                --
                                                       2005      1.348          1.484                --
                                                       2004      1.181          1.348                --
                                                       2003      1.000          1.181                --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2006      1.611          1.855            96,041
                                                       2005      1.533          1.611            96,396
                                                       2004      1.237          1.533             7,466
                                                       2003      1.000          1.237                --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/01).............................................  2006      1.270          1.351                --
                                                       2005      1.189          1.270           152,266
                                                       2004      1.138          1.189           152,252
                                                       2003      1.000          1.138                --

  Travelers Convertible Securities Subaccount
  (6/00).............................................  2006      1.135          1.209                --
                                                       2005      1.152          1.135                --
                                                       2004      1.104          1.152                --
                                                       2003      1.000          1.104                --

  Travelers Disciplined Mid Cap Stock Subaccount
  (5/00).............................................  2006      1.480          1.615                --
                                                       2005      1.341          1.480                --
                                                       2004      1.173          1.341                --
                                                       2003      1.000          1.173                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Equity Income Subaccount (11/99).........  2006      1.254          1.316                --
                                                       2005      1.223          1.254                --
                                                       2004      1.133          1.223                --
                                                       2003      1.000          1.133                --

  Travelers Federated High Yield Subaccount (6/00)...  2006      1.191          1.220                --
                                                       2005      1.183          1.191                --
                                                       2004      1.092          1.183                --
                                                       2003      1.000          1.092                --

  Travelers Federated Stock Subaccount (5/00)........  2006      1.287          1.332                --
                                                       2005      1.245          1.287                --
                                                       2004      1.147          1.245                --
                                                       2003      1.000          1.147                --

  Travelers Large Cap Subaccount (11/99).............  2006      1.254          1.292                --
                                                       2005      1.176          1.254                --
                                                       2004      1.124          1.176                --
                                                       2003      1.000          1.124                --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.076          1.143                --
                                                       2005      1.007          1.076                --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.029          1.032                --
                                                       2005      1.000          1.029                --

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.044          1.081                --
                                                       2005      1.000          1.044                --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.063          1.108                --
                                                       2005      0.999          1.063           381,359

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05).....................  2006      1.036          1.055                --
                                                       2005      1.008          1.036            26,298

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      1.365          1.448                --
                                                       2005      1.241          1.365                --
                                                       2004      1.091          1.241                --
                                                       2003      1.000          1.091                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers MFS Mid Cap Growth Subaccount (5/00).....  2006      1.284          1.357                --
                                                       2005      1.269          1.284                --
                                                       2004      1.133          1.269                --
                                                       2003      1.000          1.133                --

  Travelers MFS Total Return Subaccount (11/99)......  2006      1.194          1.231                --
                                                       2005      1.181          1.194            61,038
                                                       2004      1.080          1.181            65,315
                                                       2003      1.000          1.080             8,740

  Travelers MFS Value Subaccount (7/04)..............  2006      1.169          1.262                --
                                                       2005      1.119          1.169            24,007
                                                       2004      0.993          1.119            12,670

  Travelers Mondrian International Stock Subaccount
  (5/00).............................................  2006      1.417          1.626                --
                                                       2005      1.318          1.417            30,763
                                                       2004      1.160          1.318            31,131
                                                       2003      1.000          1.160            21,973

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.280          1.357                --
                                                       2005      1.231          1.280                --
                                                       2004      1.128          1.231                --
                                                       2003      1.000          1.128                --

  Travelers Pioneer Mid Cap Value Subaccount (5/05)..  2006      1.061          1.115                --
                                                       2005      1.000          1.061                --

  Travelers Pioneer Strategic Income Subaccount
  (6/00).............................................  2006      1.197          1.208                --
                                                       2005      1.176          1.197            22,356
                                                       2004      1.080          1.176                --
                                                       2003      1.000          1.080                --

  Travelers Quality Bond Subaccount (5/00)...........  2006      1.037          1.027                --
                                                       2005      1.039          1.037                --
                                                       2004      1.025          1.039                --
                                                       2003      1.000          1.025                --

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.211          1.263                --
                                                       2005      1.209          1.211                --
                                                       2004      1.118          1.209                --
                                                       2003      1.000          1.118                --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)..................................  2006      1.134          1.304                --
                                                       2005      1.032          1.134                --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.107          1.268                --
                                                       2005      1.000          1.107                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers U.S. Government Securities Subaccount
  (6/04).............................................  2006      1.075          1.035                --
                                                       2005      1.049          1.075                --
                                                       2004      0.990          1.049                --

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (5/01).............................................  2006      1.340          1.526                --
                                                       2005      1.311          1.340                --
                                                       2004      1.137          1.311                --
                                                       2003      1.000          1.137                --

  Van Kampen LIT Enterprise Subaccount (Class II)
  (6/01).............................................  2006      1.223          1.282                --
                                                       2005      1.155          1.223                --
                                                       2004      1.134          1.155                --
                                                       2003      1.000          1.134                --

Variable Insurance Products Fund
  VIP Contrafund Subaccount (Service Class 2)
  (5/00).............................................  2006      1.478          1.617                --
                                                       2005      1.291          1.478                --
                                                       2004      1.142          1.291                --
                                                       2003      1.000          1.142                --

  VIP Dynamic Capital Appreciation Subaccount
  (Service Class 2) (8/01)...........................  2006      1.303          1.456                --
                                                       2005      1.100          1.303                --
                                                       2004      1.106          1.100                --
                                                       2003      1.000          1.106                --

  VIP Mid Cap Subaccount (Service Class 2) (5/01)....  2006      1.700          1.876           151,053
                                                       2005      1.467          1.700           150,707
                                                       2004      1.199          1.467            47,014
                                                       2003      1.000          1.199                --




                         SEPARATE ACCOUNT CHARGES 1.90%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Core Equity Subaccount (Series I) (4/06)..  2006      1.000          1.078               --

  AIM V.I. Premier Equity Subaccount (Series I)
  (5/01).............................................  2006      1.043          1.094               --
                                                       2005      1.000          1.043               --

AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.159          1.130               --
                                                       2005      1.000          1.159               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.120          1.324          181,275
                                                       2005      1.000          1.120          168,933

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.147          1.240          423,851
                                                       2005      1.000          1.147          313,562

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2006      1.042          1.178          429,613
                                                       2005      1.000          1.042          376,426

Capital Appreciation Fund
  Capital Appreciation Fund (5/00)...................  2006      1.169          1.156               --
                                                       2005      1.000          1.169               --

Credit Suisse Trust
  Credit Suisse Trust Emerging Markets Subaccount
  (5/00).............................................  2006      1.222          1.589               --
                                                       2005      1.000          1.222               --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/00).............................................  2006      1.087          1.415               --
                                                       2005      1.000          1.087           66,535

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (5/00).....................................  2006      1.010          1.154               --
                                                       2005      1.000          1.010               --

  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (5/00).....................................  2006      1.061          1.080               --
                                                       2005      1.000          1.061               --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.080          1.173               --
                                                       2005      1.000          1.080               --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)................................  2006      1.106          1.232               --
                                                       2005      1.000          1.106               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.083          1.258               --
                                                       2005      1.000          1.083          162,991

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2006      1.211          1.523           29,157
                                                       2005      1.000          1.211            3,626

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2006      1.075          1.281          112,602
                                                       2005      1.000          1.075           24,059

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (6/02)...................................  2006      1.065          1.273               --
                                                       2005      1.000          1.065               --

High Yield Bond Trust
  High Yield Bond Trust (6/04).......................  2006      0.989          1.011               --
                                                       2005      1.000          0.989               --

Janus Aspen Series
  Janus Aspen Balanced Subaccount (Service Shares)
  (5/00).............................................  2006      1.061          1.095               --
                                                       2005      1.000          1.061               --

  Janus Aspen Global Life Sciences Subaccount
  (Service Shares) (5/00)............................  2006      1.134          1.183               --
                                                       2005      1.000          1.134               --

  Janus Aspen Global Technology Subaccount (Service
  Shares) (5/00).....................................  2006      1.126          1.191               --
                                                       2005      1.000          1.126               --

  Janus Aspen Worldwide Growth Subaccount (Service
  Shares) (5/00).....................................  2006      1.043          1.207               --
                                                       2005      1.000          1.043               --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.032          1.155               --
                                                       2005      1.000          1.032               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2006      1.036          1.201               --
                                                       2005      1.000          1.036               --

  LMPVPI Investors Subaccount (Class I) (11/99)......  2006      1.049          1.217            2,670
                                                       2005      1.000          1.049            2,673

  LMPVPI Large Cap Growth Subaccount (Class I)
  (9/02).............................................  2006      1.058          1.081               --
                                                       2005      1.000          1.058               --

  LMPVPI Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2006      1.078          1.192               --
                                                       2005      1.000          1.078               --

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class I)
  (8/02).............................................  2006      1.093          1.191               --
                                                       2005      1.000          1.093               --

  LMPVPII Equity Index Subaccount (Class II)
  (11/99)............................................  2006      1.029          1.162               --
                                                       2005      1.000          1.029               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPII Growth and Income Subaccount (Class I)
  (9/02).............................................  2006      1.030          1.136               --
                                                       2005      1.000          1.030               --

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount (9/03)..  2006      1.004          1.025               --
                                                       2005      1.000          1.004               --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2006      1.027          1.182          101,240
                                                       2005      1.000          1.027           92,966

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2006      1.076          1.185           51,794
                                                       2005      1.000          1.076           51,824

Managed Assets Trust
  Managed Assets Trust (6/04)........................  2006      1.020          1.051               --
                                                       2005      1.000          1.020               --

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (4/06)..........................................  2006      1.196          1.137               --

  MIST BlackRock High Yield Subaccount (Class A)
  (4/06).............................................  2006      1.025          1.078               --

  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2006      1.159          1.225               --

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.268          1.348               --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2006      1.229          1.351           28,638

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.156          1.183               --

  MIST Legg Mason Partners Managed Assets Subaccount
  (Class A) (4/06)...................................  2006      1.051          1.109               --

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (4/06)..........................................  2006      1.065          1.114               --

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06) *.................................  2006      1.001          1.075               --

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2006      1.015          1.070               --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.152          1.135               --

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2006      1.304          1.291               --

  MIST MFS Value Subaccount (Class A) (4/06).........  2006      1.120          1.236           44,940

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2006      1.003          1.218           81,292

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2006      1.110          1.191               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.115          1.171               --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2006      1.018          1.052           22,477

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2006      1.003          1.027               --

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2006      1.108          1.080           38,929

  MSF BlackRock Bond Income Subaccount (Class A)
  (4/06).............................................  2006      0.982          1.018               --

  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2006      1.017          1.038               --

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2006      1.109          1.122               --

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2006      1.082          1.108           36,393

  MSF MetLife Aggressive Allocation Subaccount
  (4/06).............................................  2006      1.002          1.058               --

  MSF MetLife Conservative Allocation Subaccount
  (4/06).............................................  2006      1.001          1.041               --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)..................................  2006      1.002          1.047          249,695

  MSF MetLife Moderate Allocation Subaccount (4/06)..  2006      1.002          1.052           90,721

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)..................................  2006      1.002          1.057          149,081

  MSF MFS Total Return Subaccount (Class F) (4/06)...  2006      1.043          1.113           87,816

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2006      0.996          1.049            8,465

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2006      0.998          1.067               --

  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (4/06)........................  2006      1.011          1.072               --

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (4/06) *......................  2006      0.963          0.995               --

Money Market Portfolio
  Money Market Subaccount (10/97)....................  2006      1.009          1.017               --
                                                       2005      1.000          1.009               --

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (11/04)....................................  2006      1.044          1.102               --
                                                       2005      1.000          1.044               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2006      0.993          0.981            7,942
                                                       2005      1.000          0.993            7,946

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2006      1.001          1.020           56,633
                                                       2005      1.000          1.001           76,851

Putnam Variable Trust
  Putnam VT Discovery Growth Subaccount (Class IB)
  (5/01).............................................  2006      1.070          1.166               --
                                                       2005      1.000          1.070               --

  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2006      1.099          1.377               --
                                                       2005      1.000          1.099               --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2006      1.056          1.216           39,275
                                                       2005      1.000          1.056           13,937

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/01).............................................  2006      1.083          1.152               --
                                                       2005      1.000          1.083               --

  Travelers Convertible Securities Subaccount
  (6/00).............................................  2006      1.000          1.065               --
                                                       2005      1.000          1.000               --

  Travelers Disciplined Mid Cap Stock Subaccount
  (5/00).............................................  2006      1.096          1.196               --
                                                       2005      1.000          1.096               --

  Travelers Equity Income Subaccount (11/99).........  2006      1.031          1.082               --
                                                       2005      1.000          1.031           36,401

  Travelers Federated High Yield Subaccount (6/00)...  2006      1.001          1.025               --
                                                       2005      1.000          1.001               --

  Travelers Federated Stock Subaccount (5/00)........  2006      1.033          1.068               --
                                                       2005      1.000          1.033               --

  Travelers Large Cap Subaccount (11/99).............  2006      1.077          1.109               --
                                                       2005      1.000          1.077               --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.075          1.142               --
                                                       2005      1.007          1.075               --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.029          1.032               --
                                                       2005      1.000          1.029               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.044          1.080               --
                                                       2005      1.000          1.044               --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.063          1.108               --
                                                       2005      0.999          1.063               --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05).....................  2006      1.036          1.055               --
                                                       2005      1.008          1.036          237,205

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      1.092          1.159               --
                                                       2005      1.000          1.092               --

  Travelers MFS Mid Cap Growth Subaccount (5/00).....  2006      1.048          1.108               --
                                                       2005      1.000          1.048           29,365

  Travelers MFS Total Return Subaccount (11/99)......  2006      1.011          1.043               --
                                                       2005      1.000          1.011           69,569

  Travelers MFS Value Subaccount (7/04)..............  2006      1.038          1.120               --
                                                       2005      1.000          1.038               --

  Travelers Mondrian International Stock Subaccount
  (5/00).............................................  2006      1.071          1.229               --
                                                       2005      1.000          1.071           28,661

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.047          1.110               --
                                                       2005      1.000          1.047               --

  Travelers Pioneer Mid Cap Value Subaccount (5/05)..  2006      1.060          1.115               --
                                                       2005      1.000          1.060               --

  Travelers Pioneer Strategic Income Subaccount
  (6/00).............................................  2006      1.009          1.018               --
                                                       2005      1.000          1.009           22,476

  Travelers Quality Bond Subaccount (5/00)...........  2006      0.992          0.982               --
                                                       2005      1.000          0.992               --

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.046          1.090               --
                                                       2005      1.000          1.046               --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)..................................  2006      1.134          1.304               --
                                                       2005      1.032          1.134               --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.106          1.268               --
                                                       2005      1.000          1.106               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers U.S. Government Securities Subaccount
  (6/04).............................................  2006      1.000          0.963               --
                                                       2005      1.000          1.000               --

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (5/01).............................................  2006      1.031          1.175               --
                                                       2005      1.000          1.031               --

  Van Kampen LIT Enterprise Subaccount (Class II)
  (6/01).............................................  2006      1.074          1.126               --
                                                       2005      1.000          1.074               --

Variable Insurance Products Fund
  VIP Contrafund Subaccount (Service Class 2)
  (5/00).............................................  2006      1.134          1.240               --
                                                       2005      1.000          1.134               --

  VIP Dynamic Capital Appreciation Subaccount
  (Service Class 2) (8/01)...........................  2006      1.180          1.318               --
                                                       2005      1.000          1.180               --

  VIP Mid Cap Subaccount (Service Class 2) (5/01)....  2006      1.142          1.259           65,873
                                                       2005      1.000          1.142           13,430




                       SEPARATE ACCOUNT CHARGES 2.00% (A)


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Core Equity Subaccount (Series I) (4/06)..  2006      1.000          1.077               --

  AIM V.I. Premier Equity Subaccount (Series I)
  (5/01).............................................  2006      1.268          1.330               --
                                                       2005      1.224          1.268               --
                                                       2004      1.181          1.224               --
                                                       2003      0.963          1.181               --
                                                       2002      1.000          0.963               --

AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.370          1.334               --
                                                       2005      1.217          1.370               --
                                                       2004      1.146          1.217               --
                                                       2003      0.948          1.146               --
                                                       2002      1.000          0.948               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.624          1.917           35,126
                                                       2005      1.452          1.624           33,966
                                                       2004      1.305          1.452           23,757
                                                       2003      0.984          1.305           14,210
                                                       2002      1.000          0.984               --

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.618          1.748           45,099
                                                       2005      1.420          1.618           43,539
                                                       2004      1.288          1.420           29,816
                                                       2003      0.961          1.288           18,424
                                                       2002      1.000          0.961               --

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2006      1.415          1.598           17,480
                                                       2005      1.364          1.415           17,494
                                                       2004      1.261          1.364           17,509
                                                       2003      0.971          1.261           12,992
                                                       2002      1.000          0.971               --

Capital Appreciation Fund
  Capital Appreciation Fund (5/00)...................  2006      1.610          1.591               --
                                                       2005      1.389          1.610            3,713
                                                       2004      1.186          1.389            4,177
                                                       2003      0.968          1.186            8,793
                                                       2002      1.000          0.968               --

Credit Suisse Trust
  Credit Suisse Trust Emerging Markets Subaccount
  (5/00).............................................  2006      2.112          2.744               --
                                                       2005      1.684          2.112               --
                                                       2004      1.375          1.684               --
                                                       2003      0.982          1.375               --
                                                       2002      1.000          0.982               --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/00).............................................  2006      1.787          2.323               --
                                                       2005      1.701          1.787               --
                                                       2004      1.321          1.701               --
                                                       2003      1.005          1.321               --
                                                       2002      1.000          1.005               --

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (5/00).....................................  2006      1.215          1.387               --
                                                       2005      1.187          1.215               --
                                                       2004      1.153          1.187               --
                                                       2003      0.971          1.153               --
                                                       2002      1.000          0.971               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (5/00).....................................  2006      1.427          1.451            4,412
                                                       2005      1.375          1.427            4,217
                                                       2004      1.260          1.375            4,086
                                                       2003      0.976          1.260            8,127
                                                       2002      1.000          0.976               --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.298          1.410               --
                                                       2005      1.202          1.298               --
                                                       2004      1.074          1.202               --
                                                       2003      1.000          1.074               --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)................................  2006      1.295          1.442               --
                                                       2005      1.200          1.295               --
                                                       2004      1.067          1.200               --
                                                       2003      1.000          1.067               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.459          1.693               --
                                                       2005      1.347          1.459            3,077
                                                       2004      1.220          1.347            3,116
                                                       2003      0.994          1.220            3,153
                                                       2002      1.000          0.994               --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2006      2.202          2.765               --
                                                       2005      1.763          2.202               --
                                                       2004      1.442          1.763               --
                                                       2003      1.000          1.442               --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2006      1.608          1.914           21,921
                                                       2005      1.489          1.608               --
                                                       2004      1.281          1.489               --
                                                       2003      0.989          1.281               --
                                                       2002      1.000          0.989               --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (6/02)...................................  2006      1.535          1.833               --
                                                       2005      1.438          1.535               --
                                                       2004      1.265          1.438               --
                                                       2003      0.976          1.265               --
                                                       2002      1.000          0.976               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

High Yield Bond Trust
  High Yield Bond Trust (6/04).......................  2006      1.058          1.081               --
                                                       2005      1.066          1.058               --
                                                       2004      0.997          1.066               --

Janus Aspen Series
  Janus Aspen Balanced Subaccount (Service Shares)
  (5/00).............................................  2006      1.241          1.281               --
                                                       2005      1.176          1.241               --
                                                       2004      1.108          1.176               --
                                                       2003      0.994          1.108               --
                                                       2002      1.000          0.994               --

  Janus Aspen Global Life Sciences Subaccount
  (Service Shares) (5/00)............................  2006      1.507          1.571               --
                                                       2005      1.369          1.507               --
                                                       2004      1.223          1.369               --
                                                       2003      0.988          1.223               --
                                                       2002      1.000          0.988               --

  Janus Aspen Global Technology Subaccount (Service
  Shares) (5/00).....................................  2006      1.461          1.545               --
                                                       2005      1.337          1.461               --
                                                       2004      1.356          1.337               --
                                                       2003      0.944          1.356               --
                                                       2002      1.000          0.944               --

  Janus Aspen Worldwide Growth Subaccount (Service
  Shares) (5/00).....................................  2006      1.259          1.456               --
                                                       2005      1.217          1.259               --
                                                       2004      1.188          1.217               --
                                                       2003      0.980          1.188               --
                                                       2002      1.000          0.980               --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.527          1.708               --
                                                       2005      1.498          1.527               --
                                                       2004      1.330          1.498               --
                                                       2003      1.000          1.330               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2006      1.417          1.640            9,474
                                                       2005      1.389          1.417            9,670
                                                       2004      1.308          1.389            9,553
                                                       2003      0.960          1.308            9,550
                                                       2002      1.000          0.960               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPI Investors Subaccount (Class I) (11/99)......  2006      1.405          1.628               --
                                                       2005      1.345          1.405               --
                                                       2004      1.243          1.345               --
                                                       2003      0.958          1.243               --
                                                       2002      1.000          0.958               --

  LMPVPI Large Cap Growth Subaccount (Class I)
  (9/02).............................................  2006      1.383          1.413               --
                                                       2005      1.341          1.383               --
                                                       2004      1.361          1.341               --
                                                       2003      0.961          1.361               --
                                                       2002      1.000          0.961               --

  LMPVPI Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2006      1.642          1.815               --
                                                       2005      1.597          1.642               --
                                                       2004      1.415          1.597               --
                                                       2003      0.970          1.415               --
                                                       2002      1.000          0.970               --

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class I)
  (8/02).............................................  2006      1.502          1.635            1,240
                                                       2005      1.394          1.502            1,300
                                                       2004      1.304          1.394            1,332
                                                       2003      0.949          1.304            6,047
                                                       2002      1.000          0.949               --

  LMPVPII Equity Index Subaccount (Class II)
  (11/99)............................................  2006      1.337          1.509               --
                                                       2005      1.308          1.337               --
                                                       2004      1.211          1.308               --
                                                       2003      0.967          1.211               --
                                                       2002      1.000          0.967               --

  LMPVPII Growth and Income Subaccount (Class I)
  (9/02).............................................  2006      1.332          1.467               --
                                                       2005      1.311          1.332               --
                                                       2004      1.234          1.311               --
                                                       2003      0.967          1.234               --
                                                       2002      1.000          0.967               --

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount (9/03)..  2006      0.993          1.013               --
                                                       2005      0.989          0.993               --
                                                       2004      0.998          0.989               --
                                                       2003      1.000          0.998               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2006      1.385          1.592               --
                                                       2005      1.369          1.385               --
                                                       2004      1.239          1.369               --
                                                       2003      1.000          1.239               --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2006      1.618          1.780               --
                                                       2005      1.525          1.618               --
                                                       2004      1.255          1.525               --
                                                       2003      1.000          1.255               --

Managed Assets Trust
  Managed Assets Trust (6/04)........................  2006      1.093          1.126               --
                                                       2005      1.074          1.093               --
                                                       2004      1.009          1.074               --

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (4/06)..........................................  2006      1.758          1.669               --

  MIST BlackRock High Yield Subaccount (Class A)
  (4/06).............................................  2006      1.341          1.410               --

  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2006      1.529          1.615               --

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.266          1.346               --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2006      1.764          1.938               --

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.591          1.626            3,916

  MIST Legg Mason Partners Managed Assets Subaccount
  (Class A) (4/06)...................................  2006      1.126          1.187               --

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (4/06)..........................................  2006      1.344          1.405               --

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2006      1.001          1.075            4,460

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2006      1.015          1.069               --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.450          1.429               --

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2006      1.303          1.289               --

  MIST MFS Value Subaccount (Class A) (4/06).........  2006      1.259          1.387               --

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2006      1.003          1.217               --

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2006      1.453          1.559               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.114          1.169               --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2006      1.317          1.360           20,063

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2006      1.003          1.026               --

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2006      1.562          1.521               --

  MSF BlackRock Bond Income Subaccount (Class A)
  (4/06).............................................  2006      1.061          1.100               --

  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2006      0.993          1.013               --

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2006      1.352          1.367               --

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2006      1.426          1.459               --

  MSF MetLife Aggressive Allocation Subaccount
  (4/06).............................................  2006      1.002          1.057               --

  MSF MetLife Conservative Allocation Subaccount
  (4/06).............................................  2006      1.001          1.040               --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)..................................  2006      1.002          1.046               --

  MSF MetLife Moderate Allocation Subaccount (4/06)..  2006      1.002          1.052               --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)..................................  2006      1.002          1.057               --

  MSF MFS Total Return Subaccount (Class F) (4/06)...  2006      1.280          1.365           85,924

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2006      0.996          1.048               --

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2006      0.998          1.066               --

  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (4/06)........................  2006      1.081          1.145               --

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (4/06)........................  2006      1.032          1.065               --

Money Market Portfolio
  Money Market Subaccount (10/97)....................  2006      0.986          0.993               --
                                                       2005      0.978          0.986               --
                                                       2004      0.987          0.978               --
                                                       2003      1.000          0.987               --
                                                       2002      1.000          1.000               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (11/04)....................................  2006      1.109          1.170               --
                                                       2005      1.070          1.109               --
                                                       2004      1.035          1.070               --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2006      1.115          1.101               --
                                                       2005      1.114          1.115               --
                                                       2004      1.044          1.114               --
                                                       2003      1.000          1.044               --

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2006      1.076          1.095           36,588
                                                       2005      1.071          1.076           35,267
                                                       2004      1.042          1.071           25,374
                                                       2003      1.012          1.042           24,369
                                                       2002      1.000          1.012               --

Putnam Variable Trust
  Putnam VT Discovery Growth Subaccount (Class IB)
  (5/01).............................................  2006      1.374          1.496               --
                                                       2005      1.307          1.374               --
                                                       2004      1.240          1.307               --
                                                       2003      0.958          1.240               --
                                                       2002      1.000          0.958               --

  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2006      1.569          1.965               --
                                                       2005      1.427          1.569               --
                                                       2004      1.253          1.427               --
                                                       2003      0.994          1.253               --
                                                       2002      1.000          0.994               --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2006      1.860          2.138               --
                                                       2005      1.773          1.860               --
                                                       2004      1.433          1.773               --
                                                       2003      0.977          1.433               --
                                                       2002      1.000          0.977               --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/01).............................................  2006      1.364          1.450               --
                                                       2005      1.279          1.364               --
                                                       2004      1.226          1.279               --
                                                       2003      0.967          1.226               --
                                                       2002      1.000          0.967               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Convertible Securities Subaccount
  (6/00).............................................  2006      1.263          1.344               --
                                                       2005      1.284          1.263               --
                                                       2004      1.232          1.284               --
                                                       2003      0.996          1.232               --
                                                       2002      1.000          0.996               --

  Travelers Disciplined Mid Cap Stock Subaccount
  (5/00).............................................  2006      1.611          1.758               --
                                                       2005      1.462          1.611               --
                                                       2004      1.281          1.462               --
                                                       2003      0.977          1.281               --
                                                       2002      1.000          0.977               --

  Travelers Equity Income Subaccount (11/99).........  2006      1.359          1.426               --
                                                       2005      1.327          1.359               --
                                                       2004      1.232          1.327               --
                                                       2003      0.958          1.232               --
                                                       2002      1.000          0.958               --

  Travelers Federated High Yield Subaccount (6/00)...  2006      1.309          1.341               --
                                                       2005      1.303          1.309               --
                                                       2004      1.204          1.303               --
                                                       2003      1.003          1.204               --
                                                       2002      1.000          1.003               --

  Travelers Federated Stock Subaccount (5/00)........  2006      1.368          1.415               --
                                                       2005      1.325          1.368               --
                                                       2004      1.223          1.325               --
                                                       2003      0.978          1.223               --
                                                       2002      1.000          0.978               --

  Travelers Large Cap Subaccount (11/99).............  2006      1.314          1.352               --
                                                       2005      1.233          1.314               --
                                                       2004      1.181          1.233               --
                                                       2003      0.967          1.181               --
                                                       2002      1.000          0.967               --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.075          1.141               --
                                                       2005      1.007          1.075               --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.028          1.031               --
                                                       2005      1.000          1.028               --

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.044          1.079               --
                                                       2005      1.000          1.044               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.062          1.106               --
                                                       2005      0.999          1.062               --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05).....................  2006      1.035          1.054               --
                                                       2005      1.008          1.035               --

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      1.442          1.529               --
                                                       2005      1.313          1.442               --
                                                       2004      1.156          1.313               --
                                                       2003      0.973          1.156               --
                                                       2002      1.000          0.973               --

  Travelers MFS Mid Cap Growth Subaccount (5/00).....  2006      1.478          1.562               --
                                                       2005      1.463          1.478               --
                                                       2004      1.308          1.463               --
                                                       2003      0.974          1.308               --
                                                       2002      1.000          0.974               --

  Travelers MFS Total Return Subaccount (11/99)......  2006      1.242          1.280               --
                                                       2005      1.230          1.242           82,303
                                                       2004      1.126          1.230           53,215
                                                       2003      0.986          1.126           34,407
                                                       2002      1.000          0.986               --

  Travelers MFS Value Subaccount (7/04)..............  2006      1.166          1.259               --
                                                       2005      1.118          1.166               --
                                                       2004      0.993          1.118               --

  Travelers Mondrian International Stock Subaccount
  (5/00).............................................  2006      1.537          1.764               --
                                                       2005      1.432          1.537               --
                                                       2004      1.262          1.432               --
                                                       2003      1.001          1.262               --
                                                       2002      1.000          1.001               --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.372          1.453               --
                                                       2005      1.320          1.372               --
                                                       2004      1.212          1.320               --
                                                       2003      1.000          1.212               --

  Travelers Pioneer Mid Cap Value Subaccount (5/05)..  2006      1.060          1.114               --
                                                       2005      1.000          1.060               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Pioneer Strategic Income Subaccount
  (6/00).............................................  2006      1.306          1.317               --
                                                       2005      1.285          1.306               --
                                                       2004      1.181          1.285               --
                                                       2003      1.008          1.181               --
                                                       2002      1.000          1.008               --

  Travelers Quality Bond Subaccount (5/00)...........  2006      1.073          1.061               --
                                                       2005      1.077          1.073               --
                                                       2004      1.063          1.077               --
                                                       2003      1.014          1.063               --
                                                       2002      1.000          1.014               --

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.361          1.418               --
                                                       2005      1.361          1.361               --
                                                       2004      1.260          1.361               --
                                                       2003      0.969          1.260               --
                                                       2002      1.000          0.969               --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)..................................  2006      1.133          1.303               --
                                                       2005      1.032          1.133               --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.105          1.266               --
                                                       2005      1.000          1.105               --

  Travelers U.S. Government Securities Subaccount
  (6/04).............................................  2006      1.072          1.032               --
                                                       2005      1.048          1.072               --
                                                       2004      0.989          1.048               --

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (5/01).............................................  2006      1.467          1.669               --
                                                       2005      1.438          1.467               --
                                                       2004      1.249          1.438               --
                                                       2003      0.974          1.249               --
                                                       2002      1.000          0.974               --

  Van Kampen LIT Enterprise Subaccount (Class II)
  (6/01).............................................  2006      1.280          1.340               --
                                                       2005      1.211          1.280               --
                                                       2004      1.190          1.211               --
                                                       2003      0.966          1.190               --
                                                       2002      1.000          0.966               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Variable Insurance Products Fund
  VIP Contrafund Subaccount (Service Class 2)
  (5/00).............................................  2006      1.607          1.756               --
                                                       2005      1.406          1.607               --
                                                       2004      1.245          1.406               --
                                                       2003      0.991          1.245               --
                                                       2002      1.000          0.991               --

  VIP Dynamic Capital Appreciation Subaccount
  (Service Class 2) (8/01)...........................  2006      1.371          1.530               --
                                                       2005      1.159          1.371               --
                                                       2004      1.167          1.159               --
                                                       2003      0.953          1.167               --
                                                       2002      1.000          0.953               --

  VIP Mid Cap Subaccount (Service Class 2) (5/01)....  2006      1.889          2.082               --
                                                       2005      1.633          1.889           18,885
                                                       2004      1.336          1.633           12,999
                                                       2003      0.986          1.336            9,625
                                                       2002      1.000          0.986               --




                       SEPARATE ACCOUNT CHARGES 2.00% (B)


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Core Equity Subaccount (Series I) (4/06)..  2006      1.000          1.077             6,213

  AIM V.I. Premier Equity Subaccount (Series I)
  (5/01).............................................  2006      1.268          1.330                --
                                                       2005      1.224          1.268             4,676
                                                       2004      1.181          1.224            12,413
                                                       2003      0.963          1.181            17,759
                                                       2002      1.000          0.963                --

AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.370          1.334                --
                                                       2005      1.217          1.370           104,732
                                                       2004      1.146          1.217           215,603
                                                       2003      0.948          1.146           140,484
                                                       2002      1.000          0.948                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.624          1.917           628,631
                                                       2005      1.452          1.624           576,073
                                                       2004      1.305          1.452           568,405
                                                       2003      0.984          1.305           230,499
                                                       2002      1.000          0.984                --

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.618          1.748         2,262,900
                                                       2005      1.420          1.618         2,311,340
                                                       2004      1.288          1.420         2,174,558
                                                       2003      0.961          1.288         1,570,074
                                                       2002      1.000          0.961                --

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2006      1.415          1.598         2,334,870
                                                       2005      1.364          1.415         2,450,277
                                                       2004      1.261          1.364         2,464,499
                                                       2003      0.971          1.261         1,651,863
                                                       2002      1.000          0.971                --

Capital Appreciation Fund
  Capital Appreciation Fund (5/00)...................  2006      1.610          1.591                --
                                                       2005      1.389          1.610           108,294
                                                       2004      1.186          1.389           116,560
                                                       2003      0.968          1.186            78,193
                                                       2002      1.000          0.968                --

Credit Suisse Trust
  Credit Suisse Trust Emerging Markets Subaccount
  (5/00).............................................  2006      2.112          2.744             5,490
                                                       2005      1.684          2.112             4,145
                                                       2004      1.375          1.684             4,145
                                                       2003      0.982          1.375                --
                                                       2002      1.000          0.982                --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/00).............................................  2006      1.787          2.323                --
                                                       2005      1.701          1.787            49,108
                                                       2004      1.321          1.701            58,237
                                                       2003      1.005          1.321            37,104
                                                       2002      1.000          1.005                --

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (5/00).....................................  2006      1.215          1.387            23,717
                                                       2005      1.187          1.215            44,682
                                                       2004      1.153          1.187            44,460
                                                       2003      0.971          1.153            40,094
                                                       2002      1.000          0.971                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (5/00).....................................  2006      1.427          1.451           109,272
                                                       2005      1.375          1.427           114,766
                                                       2004      1.260          1.375           112,582
                                                       2003      0.976          1.260            47,616
                                                       2002      1.000          0.976                --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.298          1.410                --
                                                       2005      1.202          1.298            24,867
                                                       2004      1.074          1.202                --
                                                       2003      1.000          1.074                --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)................................  2006      1.295          1.442                --
                                                       2005      1.200          1.295                --
                                                       2004      1.067          1.200                --
                                                       2003      1.000          1.067                --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.459          1.693                --
                                                       2005      1.347          1.459           522,692
                                                       2004      1.220          1.347           480,020
                                                       2003      0.994          1.220           399,669
                                                       2002      1.000          0.994                --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2006      2.202          2.765            75,587
                                                       2005      1.763          2.202            91,590
                                                       2004      1.442          1.763           100,794
                                                       2003      1.000          1.442            71,761

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2006      1.608          1.914           375,537
                                                       2005      1.489          1.608           328,303
                                                       2004      1.281          1.489           310,191
                                                       2003      0.989          1.281           244,758
                                                       2002      1.000          0.989                --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (6/02)...................................  2006      1.535          1.833                --
                                                       2005      1.438          1.535            77,237
                                                       2004      1.265          1.438            53,572
                                                       2003      0.976          1.265            21,906
                                                       2002      1.000          0.976                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

High Yield Bond Trust
  High Yield Bond Trust (6/04).......................  2006      1.058          1.081                --
                                                       2005      1.066          1.058                --
                                                       2004      0.997          1.066                --

Janus Aspen Series
  Janus Aspen Balanced Subaccount (Service Shares)
  (5/00).............................................  2006      1.241          1.281                --
                                                       2005      1.176          1.241               213
                                                       2004      1.108          1.176                --
                                                       2003      0.994          1.108                --
                                                       2002      1.000          0.994                --

  Janus Aspen Global Life Sciences Subaccount
  (Service Shares) (5/00)............................  2006      1.507          1.571            47,206
                                                       2005      1.369          1.507            45,287
                                                       2004      1.223          1.369            43,713
                                                       2003      0.988          1.223            33,138
                                                       2002      1.000          0.988                --

  Janus Aspen Global Technology Subaccount (Service
  Shares) (5/00).....................................  2006      1.461          1.545                --
                                                       2005      1.337          1.461                --
                                                       2004      1.356          1.337                --
                                                       2003      0.944          1.356                --
                                                       2002      1.000          0.944                --

  Janus Aspen Worldwide Growth Subaccount (Service
  Shares) (5/00).....................................  2006      1.259          1.456                --
                                                       2005      1.217          1.259                --
                                                       2004      1.188          1.217             5,065
                                                       2003      0.980          1.188             5,148
                                                       2002      1.000          0.980                --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.527          1.708                --
                                                       2005      1.498          1.527           185,107
                                                       2004      1.330          1.498           150,508
                                                       2003      1.000          1.330            97,171

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2006      1.417          1.640           240,038
                                                       2005      1.389          1.417           248,233
                                                       2004      1.308          1.389           248,890
                                                       2003      0.960          1.308           211,895
                                                       2002      1.000          0.960                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPI Investors Subaccount (Class I) (11/99)......  2006      1.405          1.628           231,247
                                                       2005      1.345          1.405           244,928
                                                       2004      1.243          1.345           294,184
                                                       2003      0.958          1.243           275,654
                                                       2002      1.000          0.958                --

  LMPVPI Large Cap Growth Subaccount (Class I)
  (9/02).............................................  2006      1.383          1.413             8,527
                                                       2005      1.341          1.383             5,051
                                                       2004      1.361          1.341            11,791
                                                       2003      0.961          1.361             9,226
                                                       2002      1.000          0.961                --

  LMPVPI Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2006      1.642          1.815           100,852
                                                       2005      1.597          1.642            99,006
                                                       2004      1.415          1.597           103,106
                                                       2003      0.970          1.415           115,709
                                                       2002      1.000          0.970                --

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class I)
  (8/02).............................................  2006      1.502          1.635            52,525
                                                       2005      1.394          1.502            49,133
                                                       2004      1.304          1.394            48,898
                                                       2003      0.949          1.304            13,010
                                                       2002      1.000          0.949                --

  LMPVPII Equity Index Subaccount (Class II)
  (11/99)............................................  2006      1.337          1.509           268,238
                                                       2005      1.308          1.337           283,325
                                                       2004      1.211          1.308           411,322
                                                       2003      0.967          1.211           374,650
                                                       2002      1.000          0.967                --

  LMPVPII Growth and Income Subaccount (Class I)
  (9/02).............................................  2006      1.332          1.467            38,985
                                                       2005      1.311          1.332            40,374
                                                       2004      1.234          1.311            42,439
                                                       2003      0.967          1.234            35,379
                                                       2002      1.000          0.967                --

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount (9/03)..  2006      0.993          1.013            85,099
                                                       2005      0.989          0.993            85,790
                                                       2004      0.998          0.989            59,976
                                                       2003      1.000          0.998            19,961

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2006      1.385          1.592           377,032
                                                       2005      1.369          1.385           341,133
                                                       2004      1.239          1.369           290,674
                                                       2003      1.000          1.239           167,595

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2006      1.618          1.780           295,597
                                                       2005      1.525          1.618           320,871
                                                       2004      1.255          1.525           349,328
                                                       2003      1.000          1.255           217,985

Managed Assets Trust
  Managed Assets Trust (6/04)........................  2006      1.093          1.126                --
                                                       2005      1.074          1.093                --
                                                       2004      1.009          1.074                --

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (4/06)..........................................  2006      1.758          1.669            45,057

  MIST BlackRock High Yield Subaccount (Class A)
  (4/06).............................................  2006      1.341          1.410            20,231

  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2006      1.529          1.615            32,936

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.266          1.346                --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2006      1.764          1.938           192,080

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.591          1.626           113,033

  MIST Legg Mason Partners Managed Assets Subaccount
  (Class A) (4/06)...................................  2006      1.126          1.187                --

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (4/06)..........................................  2006      1.344          1.405            34,404

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06) *.................................  2006      1.001          1.075            89,773

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2006      1.015          1.069                --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.450          1.429            41,909

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2006      1.303          1.289                --

  MIST MFS Value Subaccount (Class A) (4/06).........  2006      1.259          1.387            66,418

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2006      1.003          1.217           144,660

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2006      1.453          1.559            10,758

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.114          1.169            17,457

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2006      1.317          1.360             5,955

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2006      1.003          1.026           286,299

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2006      1.562          1.521           280,513

  MSF BlackRock Bond Income Subaccount (Class A)
  (4/06).............................................  2006      1.061          1.100            32,810

  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2006      0.993          1.013           161,956

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2006      1.352          1.367           181,146

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2006      1.426          1.459           863,921

  MSF MetLife Aggressive Allocation Subaccount
  (4/06).............................................  2006      1.002          1.057                --

  MSF MetLife Conservative Allocation Subaccount
  (4/06).............................................  2006      1.001          1.040                --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)..................................  2006      1.002          1.046            26,488

  MSF MetLife Moderate Allocation Subaccount (4/06)..  2006      1.002          1.052           329,787

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)..................................  2006      1.002          1.057           258,637

  MSF MFS Total Return Subaccount (Class F) (4/06)...  2006      1.280          1.365         1,719,060

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2006      0.996          1.048           138,503

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2006      0.998          1.066           130,654

  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (4/06)........................  2006      1.081          1.145                --

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (4/06) *......................  2006      1.032          1.065                --

Money Market Portfolio
  Money Market Subaccount (10/97)....................  2006      0.986          0.993                --
                                                       2005      0.978          0.986           110,192
                                                       2004      0.987          0.978           105,774
                                                       2003      1.000          0.987            46,731
                                                       2002      1.000          1.000                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (11/04)....................................  2006      1.109          1.170                --
                                                       2005      1.070          1.109                --
                                                       2004      1.035          1.070                --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2006      1.115          1.101           333,054
                                                       2005      1.114          1.115           352,054
                                                       2004      1.044          1.114           281,739
                                                       2003      1.000          1.044           240,797

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2006      1.076          1.095         2,021,694
                                                       2005      1.071          1.076         2,231,359
                                                       2004      1.042          1.071         2,095,600
                                                       2003      1.012          1.042         2,115,078
                                                       2002      1.000          1.012                --

Putnam Variable Trust
  Putnam VT Discovery Growth Subaccount (Class IB)
  (5/01).............................................  2006      1.374          1.496                --
                                                       2005      1.307          1.374                --
                                                       2004      1.240          1.307                --
                                                       2003      0.958          1.240                --
                                                       2002      1.000          0.958                --

  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2006      1.569          1.965           214,063
                                                       2005      1.427          1.569           259,913
                                                       2004      1.253          1.427           238,693
                                                       2003      0.994          1.253           219,951
                                                       2002      1.000          0.994                --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2006      1.860          2.138           164,389
                                                       2005      1.773          1.860           169,474
                                                       2004      1.433          1.773           164,028
                                                       2003      0.977          1.433           153,913
                                                       2002      1.000          0.977                --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/01).............................................  2006      1.364          1.450                --
                                                       2005      1.279          1.364            42,170
                                                       2004      1.226          1.279            43,412
                                                       2003      0.967          1.226            30,573
                                                       2002      1.000          0.967                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Convertible Securities Subaccount
  (6/00).............................................  2006      1.263          1.344                --
                                                       2005      1.284          1.263            33,645
                                                       2004      1.232          1.284            33,549
                                                       2003      0.996          1.232             4,148
                                                       2002      1.000          0.996                --

  Travelers Disciplined Mid Cap Stock Subaccount
  (5/00).............................................  2006      1.611          1.758                --
                                                       2005      1.462          1.611            48,000
                                                       2004      1.281          1.462            46,858
                                                       2003      0.977          1.281            28,513
                                                       2002      1.000          0.977                --

  Travelers Equity Income Subaccount (11/99).........  2006      1.359          1.426                --
                                                       2005      1.327          1.359           871,998
                                                       2004      1.232          1.327           837,507
                                                       2003      0.958          1.232           783,027
                                                       2002      1.000          0.958                --

  Travelers Federated High Yield Subaccount (6/00)...  2006      1.309          1.341                --
                                                       2005      1.303          1.309            19,909
                                                       2004      1.204          1.303            26,152
                                                       2003      1.003          1.204            23,988
                                                       2002      1.000          1.003                --

  Travelers Federated Stock Subaccount (5/00)........  2006      1.368          1.415                --
                                                       2005      1.325          1.368               964
                                                       2004      1.223          1.325               967
                                                       2003      0.978          1.223                --
                                                       2002      1.000          0.978                --

  Travelers Large Cap Subaccount (11/99).............  2006      1.314          1.352                --
                                                       2005      1.233          1.314           102,730
                                                       2004      1.181          1.233           113,899
                                                       2003      0.967          1.181           112,890
                                                       2002      1.000          0.967                --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.075          1.141                --
                                                       2005      1.007          1.075                --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.028          1.031                --
                                                       2005      1.000          1.028                --

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.044          1.079                --
                                                       2005      1.000          1.044                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.062          1.106                --
                                                       2005      0.999          1.062           157,445

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05).....................  2006      1.035          1.054                --
                                                       2005      1.008          1.035             7,235

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      1.442          1.529                --
                                                       2005      1.313          1.442            35,013
                                                       2004      1.156          1.313            35,453
                                                       2003      0.973          1.156            30,775
                                                       2002      1.000          0.973                --

  Travelers MFS Mid Cap Growth Subaccount (5/00).....  2006      1.478          1.562                --
                                                       2005      1.463          1.478           281,973
                                                       2004      1.308          1.463            92,733
                                                       2003      0.974          1.308           104,184
                                                       2002      1.000          0.974                --

  Travelers MFS Total Return Subaccount (11/99)......  2006      1.242          1.280                --
                                                       2005      1.230          1.242         1,858,321
                                                       2004      1.126          1.230         1,650,696
                                                       2003      0.986          1.126         1,307,672
                                                       2002      1.000          0.986                --

  Travelers MFS Value Subaccount (7/04)..............  2006      1.166          1.259                --
                                                       2005      1.118          1.166            79,307
                                                       2004      0.993          1.118                --

  Travelers Mondrian International Stock Subaccount
  (5/00).............................................  2006      1.537          1.764                --
                                                       2005      1.432          1.537           192,449
                                                       2004      1.262          1.432           193,163
                                                       2003      1.001          1.262           115,622
                                                       2002      1.000          1.001                --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.372          1.453                --
                                                       2005      1.320          1.372             8,791
                                                       2004      1.212          1.320            16,095
                                                       2003      1.000          1.212            16,215

  Travelers Pioneer Mid Cap Value Subaccount (5/05)..  2006      1.060          1.114                --
                                                       2005      1.000          1.060            17,457

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Pioneer Strategic Income Subaccount
  (6/00).............................................  2006      1.306          1.317                --
                                                       2005      1.285          1.306             1,732
                                                       2004      1.181          1.285             1,738
                                                       2003      1.008          1.181                --
                                                       2002      1.000          1.008                --

  Travelers Quality Bond Subaccount (5/00)...........  2006      1.073          1.061                --
                                                       2005      1.077          1.073            31,342
                                                       2004      1.063          1.077            29,955
                                                       2003      1.014          1.063             5,772
                                                       2002      1.000          1.014                --

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.361          1.418                --
                                                       2005      1.361          1.361            67,802
                                                       2004      1.260          1.361            74,728
                                                       2003      0.969          1.260            73,289
                                                       2002      1.000          0.969                --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)..................................  2006      1.133          1.303                --
                                                       2005      1.032          1.133                --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.105          1.266                --
                                                       2005      1.000          1.105                --

  Travelers U.S. Government Securities Subaccount
  (6/04).............................................  2006      1.072          1.032                --
                                                       2005      1.048          1.072                --
                                                       2004      0.989          1.048                --

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (5/01).............................................  2006      1.467          1.669            42,420
                                                       2005      1.438          1.467            49,619
                                                       2004      1.249          1.438            50,022
                                                       2003      0.974          1.249            37,078
                                                       2002      1.000          0.974                --

  Van Kampen LIT Enterprise Subaccount (Class II)
  (6/01).............................................  2006      1.280          1.340                --
                                                       2005      1.211          1.280                --
                                                       2004      1.190          1.211                --
                                                       2003      0.966          1.190                --
                                                       2002      1.000          0.966                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Variable Insurance Products Fund
  VIP Contrafund Subaccount (Service Class 2)
  (5/00).............................................  2006      1.607          1.756           234,952
                                                       2005      1.406          1.607           231,090
                                                       2004      1.245          1.406           230,274
                                                       2003      0.991          1.245           173,538
                                                       2002      1.000          0.991                --

  VIP Dynamic Capital Appreciation Subaccount
  (Service Class 2) (8/01)...........................  2006      1.371          1.530                --
                                                       2005      1.159          1.371                --
                                                       2004      1.167          1.159                --
                                                       2003      0.953          1.167                --
                                                       2002      1.000          0.953                --

  VIP Mid Cap Subaccount (Service Class 2) (5/01)....  2006      1.889          2.082           305,836
                                                       2005      1.633          1.889           449,084
                                                       2004      1.336          1.633           440,395
                                                       2003      0.986          1.336           412,733
                                                       2002      1.000          0.986                --




                         SEPARATE ACCOUNT CHARGES 2.05%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Core Equity Subaccount (Series I) (4/06)..  2006      1.000          1.077                --

  AIM V.I. Premier Equity Subaccount (Series I)
  (5/01).............................................  2006      1.193          1.251                --
                                                       2005      1.152          1.193                --
                                                       2004      1.112          1.152                --
                                                       2003      1.000          1.112                --

AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.305          1.271                --
                                                       2005      1.160          1.305           116,353
                                                       2004      1.093          1.160             1,456
                                                       2003      1.000          1.093                --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.476          1.741         1,831,802
                                                       2005      1.320          1.476         1,656,597
                                                       2004      1.188          1.320           781,699
                                                       2003      1.000          1.188           163,988

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.442          1.557         4,490,303
                                                       2005      1.266          1.442         4,170,128
                                                       2004      1.149          1.266         2,184,750
                                                       2003      1.000          1.149           117,074

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2006      1.286          1.451         5,333,569
                                                       2005      1.240          1.286         4,908,904
                                                       2004      1.147          1.240         2,243,737
                                                       2003      1.000          1.147           210,838

Capital Appreciation Fund
  Capital Appreciation Fund (5/00)...................  2006      1.553          1.534                --
                                                       2005      1.341          1.553                --
                                                       2004      1.145          1.341                --
                                                       2003      1.000          1.145                --

Credit Suisse Trust
  Credit Suisse Trust Emerging Markets Subaccount
  (5/00).............................................  2006      1.877          2.437                --
                                                       2005      1.497          1.877                --
                                                       2004      1.223          1.497                --
                                                       2003      1.000          1.223                --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/00).............................................  2006      1.545          2.008                --
                                                       2005      1.471          1.545            70,144
                                                       2004      1.143          1.471                --
                                                       2003      1.000          1.143                --

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (5/00).....................................  2006      1.171          1.336                --
                                                       2005      1.145          1.171                --
                                                       2004      1.112          1.145                --
                                                       2003      1.000          1.112                --

  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (5/00).....................................  2006      1.299          1.320                --
                                                       2005      1.253          1.299                --
                                                       2004      1.148          1.253                --
                                                       2003      1.000          1.148                --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.297          1.408                --
                                                       2005      1.201          1.297            24,687
                                                       2004      1.074          1.201            11,644
                                                       2003      1.000          1.074                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)................................  2006      1.294          1.440                --
                                                       2005      1.199          1.294           122,256
                                                       2004      1.067          1.199            29,854
                                                       2003      1.049          1.067                --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.336          1.549                --
                                                       2005      1.233          1.336           527,630
                                                       2004      1.117          1.233           259,463
                                                       2003      1.000          1.117            19,158

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2006      1.927          2.418           255,907
                                                       2005      1.543          1.927           204,648
                                                       2004      1.263          1.543           100,690
                                                       2003      1.000          1.263                --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2006      1.474          1.753         1,444,064
                                                       2005      1.365          1.474         1,197,361
                                                       2004      1.176          1.365           350,933
                                                       2003      1.000          1.176            58,222

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (6/02)...................................  2006      1.408          1.680                --
                                                       2005      1.320          1.408           211,820
                                                       2004      1.161          1.320            34,020
                                                       2003      1.000          1.161                --

High Yield Bond Trust
  High Yield Bond Trust (6/04).......................  2006      1.057          1.080                --
                                                       2005      1.065          1.057                --
                                                       2004      0.997          1.065                --

Janus Aspen Series
  Janus Aspen Balanced Subaccount (Service Shares)
  (5/00).............................................  2006      1.205          1.243                --
                                                       2005      1.142          1.205                --
                                                       2004      1.077          1.142                --
                                                       2003      1.000          1.077                --

  Janus Aspen Global Life Sciences Subaccount
  (Service Shares) (5/00)............................  2006      1.376          1.433                --
                                                       2005      1.250          1.376                --
                                                       2004      1.117          1.250                --
                                                       2003      1.000          1.117                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Janus Aspen Global Technology Subaccount (Service
  Shares) (5/00).....................................  2006      1.291          1.364                --
                                                       2005      1.182          1.291                --
                                                       2004      1.199          1.182                --
                                                       2003      1.000          1.199                --

  Janus Aspen Worldwide Growth Subaccount (Service
  Shares) (5/00).....................................  2006      1.209          1.397                --
                                                       2005      1.169          1.209                --
                                                       2004      1.142          1.169                --
                                                       2003      1.000          1.142                --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.345          1.504                --
                                                       2005      1.320          1.345           150,337
                                                       2004      1.173          1.320            71,596
                                                       2003      1.000          1.173            31,851

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2006      1.266          1.465           333,463
                                                       2005      1.242          1.266           343,752
                                                       2004      1.170          1.242           276,133
                                                       2003      1.000          1.170            28,599

  LMPVPI Investors Subaccount (Class I) (11/99)......  2006      1.295          1.500           178,913
                                                       2005      1.240          1.295           211,338
                                                       2004      1.147          1.240            59,890
                                                       2003      1.000          1.147            35,867

  LMPVPI Large Cap Growth Subaccount (Class I)
  (9/02).............................................  2006      1.180          1.205                --
                                                       2005      1.145          1.180                --
                                                       2004      1.162          1.145                --
                                                       2003      1.000          1.162                --

  LMPVPI Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2006      1.433          1.584           176,924
                                                       2005      1.395          1.433           171,490
                                                       2004      1.237          1.395           153,471
                                                       2003      1.000          1.237                --

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class I)
  (8/02).............................................  2006      1.318          1.434                --
                                                       2005      1.224          1.318                --
                                                       2004      1.145          1.224                --
                                                       2003      1.000          1.145                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPII Equity Index Subaccount (Class II)
  (11/99)............................................  2006      1.246          1.406            71,710
                                                       2005      1.220          1.246            54,094
                                                       2004      1.130          1.220            31,513
                                                       2003      1.000          1.130                --

  LMPVPII Growth and Income Subaccount (Class I)
  (9/02).............................................  2006      1.213          1.336                --
                                                       2005      1.195          1.213                --
                                                       2004      1.125          1.195                --
                                                       2003      1.000          1.125                --

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount (9/03)..  2006      0.991          1.011           197,881
                                                       2005      0.989          0.991           175,898
                                                       2004      0.997          0.989           113,933
                                                       2003      1.000          0.997                --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2006      1.273          1.463         1,010,675
                                                       2005      1.259          1.273           867,751
                                                       2004      1.140          1.259           527,515
                                                       2003      1.000          1.140                --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2006      1.490          1.638           874,567
                                                       2005      1.405          1.490           884,793
                                                       2004      1.156          1.405           254,563
                                                       2003      1.000          1.156            56,642

Managed Assets Trust
  Managed Assets Trust (6/04)........................  2006      1.092          1.125                --
                                                       2005      1.073          1.092                --
                                                       2004      1.009          1.073                --

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (4/06)..........................................  2006      1.607          1.525                --

  MIST BlackRock High Yield Subaccount (Class A)
  (4/06).............................................  2006      1.214          1.275                --

  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2006      1.440          1.520           142,552

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.266          1.345            28,505

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2006      1.617          1.776           743,416

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.534          1.568                --

  MIST Legg Mason Partners Managed Assets Subaccount
  (Class A) (4/06)...................................  2006      1.125          1.186                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (4/06)..........................................  2006      1.202          1.256                --

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06) *.................................  2006      1.001          1.074                --

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2006      1.015          1.069            14,449

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.344          1.323            95,808

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2006      1.302          1.288            12,716

  MIST MFS Value Subaccount (Class A) (4/06).........  2006      1.257          1.385           434,857

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2006      1.003          1.216           163,301

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2006      1.350          1.447             3,302

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.113          1.168                --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2006      1.201          1.241           246,615

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2006      1.003          1.026           402,340

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2006      1.350          1.314            41,728

  MSF BlackRock Bond Income Subaccount (Class A)
  (4/06).............................................  2006      1.021          1.058                --

  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2006      0.999          1.019                --

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2006      1.285          1.298           342,858

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2006      1.309          1.339           668,790

  MSF MetLife Aggressive Allocation Subaccount
  (4/06).............................................  2006      1.002          1.057            16,037

  MSF MetLife Conservative Allocation Subaccount
  (4/06).............................................  2006      1.001          1.040                --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)..................................  2006      1.002          1.046            73,050

  MSF MetLife Moderate Allocation Subaccount (4/06)..  2006      1.002          1.051           246,752

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)..................................  2006      1.002          1.056           157,572

  MSF MFS Total Return Subaccount (Class F) (4/06)...  2006      1.225          1.305         1,736,193

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2006      0.996          1.048           336,936

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2006      0.998          1.066           194,415

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (4/06)........................  2006      1.080          1.143                --

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (4/06) *......................  2006      1.031          1.064                --

Money Market Portfolio
  Money Market Subaccount (10/97)....................  2006      0.992          0.999                --
                                                       2005      0.984          0.992                --
                                                       2004      0.995          0.984                --
                                                       2003      1.000          0.995                --

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (11/04)....................................  2006      1.108          1.169                --
                                                       2005      1.069          1.108                --
                                                       2004      1.034          1.069                --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2006      1.116          1.101         1,034,670
                                                       2005      1.116          1.116           761,159
                                                       2004      1.046          1.116           360,434
                                                       2003      1.000          1.046                --

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2006      1.057          1.075         2,118,939
                                                       2005      1.053          1.057         2,038,278
                                                       2004      1.025          1.053         1,320,238
                                                       2003      1.000          1.025           212,809

Putnam Variable Trust
  Putnam VT Discovery Growth Subaccount (Class IB)
  (5/01).............................................  2006      1.247          1.357                --
                                                       2005      1.187          1.247                --
                                                       2004      1.126          1.187                --
                                                       2003      1.000          1.126                --

  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2006      1.477          1.849             2,466
                                                       2005      1.344          1.477                --
                                                       2004      1.180          1.344                --
                                                       2003      1.000          1.180                --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2006      1.603          1.842           137,272
                                                       2005      1.529          1.603           114,865
                                                       2004      1.236          1.529            42,012
                                                       2003      1.000          1.236                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/01).............................................  2006      1.264          1.344                --
                                                       2005      1.186          1.264            91,615
                                                       2004      1.137          1.186             8,207
                                                       2003      1.000          1.137                --

  Travelers Convertible Securities Subaccount
  (6/00).............................................  2006      1.130          1.202                --
                                                       2005      1.149          1.130                --
                                                       2004      1.103          1.149                --
                                                       2003      1.000          1.103                --

  Travelers Disciplined Mid Cap Stock Subaccount
  (5/00).............................................  2006      1.473          1.607                --
                                                       2005      1.337          1.473                --
                                                       2004      1.172          1.337                --
                                                       2003      1.000          1.172                --

  Travelers Equity Income Subaccount (11/99).........  2006      1.248          1.309                --
                                                       2005      1.219          1.248           594,858
                                                       2004      1.133          1.219           356,171
                                                       2003      1.000          1.133            46,186

  Travelers Federated High Yield Subaccount (6/00)...  2006      1.185          1.214                --
                                                       2005      1.180          1.185                --
                                                       2004      1.091          1.180                --
                                                       2003      1.000          1.091                --

  Travelers Federated Stock Subaccount (5/00)........  2006      1.281          1.325                --
                                                       2005      1.241          1.281                --
                                                       2004      1.146          1.241                --
                                                       2003      1.000          1.146                --

  Travelers Large Cap Subaccount (11/99).............  2006      1.249          1.285                --
                                                       2005      1.172          1.249            15,297
                                                       2004      1.123          1.172                --
                                                       2003      1.000          1.123                --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.074          1.141                --
                                                       2005      1.007          1.074            14,121

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.028          1.030                --
                                                       2005      1.000          1.028           205,689

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.043          1.079                --
                                                       2005      1.000          1.043           202,439

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.062          1.106                --
                                                       2005      0.999          1.062           142,792

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05).....................  2006      1.035          1.053                --
                                                       2005      1.008          1.035            58,836

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      1.358          1.440                --
                                                       2005      1.237          1.358            63,233
                                                       2004      1.090          1.237            21,338
                                                       2003      1.000          1.090                --

  Travelers MFS Mid Cap Growth Subaccount (5/00).....  2006      1.278          1.350                --
                                                       2005      1.265          1.278            41,707
                                                       2004      1.132          1.265                --
                                                       2003      1.000          1.132                --

  Travelers MFS Total Return Subaccount (11/99)......  2006      1.188          1.225                --
                                                       2005      1.178          1.188         1,715,890
                                                       2004      1.079          1.178         1,111,199
                                                       2003      1.000          1.079            78,205

  Travelers MFS Value Subaccount (7/04)..............  2006      1.165          1.257                --
                                                       2005      1.117          1.165           303,452
                                                       2004      0.993          1.117           122,142

  Travelers Mondrian International Stock Subaccount
  (5/00).............................................  2006      1.410          1.617                --
                                                       2005      1.314          1.410           708,291
                                                       2004      1.159          1.314           575,019
                                                       2003      1.000          1.159               788

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.274          1.350                --
                                                       2005      1.227          1.274             3,586
                                                       2004      1.127          1.227                --
                                                       2003      1.000          1.127                --

  Travelers Pioneer Mid Cap Value Subaccount (5/05)..  2006      1.059          1.113                --
                                                       2005      1.000          1.059                --

  Travelers Pioneer Strategic Income Subaccount
  (6/00).............................................  2006      1.191          1.201                --
                                                       2005      1.173          1.191           253,499
                                                       2004      1.079          1.173            65,381
                                                       2003      1.000          1.079                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Quality Bond Subaccount (5/00)...........  2006      1.032          1.021                --
                                                       2005      1.037          1.032                --
                                                       2004      1.024          1.037                --
                                                       2003      1.000          1.024                --

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.206          1.256                --
                                                       2005      1.206          1.206           329,452
                                                       2004      1.117          1.206           126,430
                                                       2003      1.000          1.117                --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)..................................  2006      1.133          1.302                --
                                                       2005      1.032          1.133             1,556

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.105          1.266                --
                                                       2005      1.000          1.105                --

  Travelers U.S. Government Securities Subaccount
  (6/04).............................................  2006      1.071          1.031                --
                                                       2005      1.048          1.071                --
                                                       2004      0.989          1.048                --

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (5/01).............................................  2006      1.333          1.516                --
                                                       2005      1.307          1.333                --
                                                       2004      1.136          1.307                --
                                                       2003      1.000          1.136                --

  Van Kampen LIT Enterprise Subaccount (Class II)
  (6/01).............................................  2006      1.218          1.274                --
                                                       2005      1.152          1.218                --
                                                       2004      1.133          1.152                --
                                                       2003      1.000          1.133                --

Variable Insurance Products Fund
  VIP Contrafund Subaccount (Service Class 2)
  (5/00).............................................  2006      1.471          1.606                --
                                                       2005      1.287          1.471                --
                                                       2004      1.141          1.287                --
                                                       2003      1.000          1.141                --

  VIP Dynamic Capital Appreciation Subaccount
  (Service Class 2) (8/01)...........................  2006      1.297          1.446                --
                                                       2005      1.097          1.297                --
                                                       2004      1.105          1.097                --
                                                       2003      1.000          1.105                --

  VIP Mid Cap Subaccount (Service Class 2) (5/01)....  2006      1.692          1.863           627,194
                                                       2005      1.463          1.692           529,369
                                                       2004      1.198          1.463           320,461
                                                       2003      1.000          1.198            52,180

                         SEPARATE ACCOUNT CHARGES 2.10%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Core Equity Subaccount (Series I) (4/06)..  2006      1.000          1.076               --

  AIM V.I. Premier Equity Subaccount (Series I)
  (5/01).............................................  2006      1.191          1.249               --
                                                       2005      1.152          1.191               --
                                                       2004      1.112          1.152               --
                                                       2003      1.000          1.112               --

AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.304          1.269               --
                                                       2005      1.159          1.304               --
                                                       2004      1.093          1.159               --
                                                       2003      1.000          1.093               --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.474          1.738           86,022
                                                       2005      1.319          1.474           89,838
                                                       2004      1.187          1.319           37,649
                                                       2003      1.000          1.187            6,649

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.440          1.554          160,431
                                                       2005      1.266          1.440          162,056
                                                       2004      1.149          1.266           50,046
                                                       2003      1.000          1.149            8,761

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2006      1.284          1.449          170,659
                                                       2005      1.239          1.284          171,218
                                                       2004      1.147          1.239           75,789
                                                       2003      1.000          1.147            8,885

Capital Appreciation Fund
  Capital Appreciation Fund (5/00)...................  2006      1.551          1.532               --
                                                       2005      1.340          1.551               --
                                                       2004      1.145          1.340               --
                                                       2003      1.000          1.145               --

Credit Suisse Trust
  Credit Suisse Trust Emerging Markets Subaccount
  (5/00).............................................  2006      1.875          2.433               --
                                                       2005      1.496          1.875               --
                                                       2004      1.223          1.496               --
                                                       2003      1.000          1.223               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/00).............................................  2006      1.543          2.004               --
                                                       2005      1.470          1.543               --
                                                       2004      1.143          1.470               --
                                                       2003      1.000          1.143               --

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (5/00).....................................  2006      1.169          1.334               --
                                                       2005      1.144          1.169               --
                                                       2004      1.112          1.144               --
                                                       2003      1.000          1.112               --

  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (5/00).....................................  2006      1.297          1.318               --
                                                       2005      1.252          1.297               --
                                                       2004      1.148          1.252               --
                                                       2003      1.000          1.148               --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.295          1.406               --
                                                       2005      1.201          1.295               --
                                                       2004      1.074          1.201               --
                                                       2003      1.000          1.074               --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)................................  2006      1.293          1.438               --
                                                       2005      1.199          1.293           23,446
                                                       2004      1.067          1.199           23,446
                                                       2003      1.049          1.067               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.334          1.547               --
                                                       2005      1.232          1.334               --
                                                       2004      1.117          1.232               --
                                                       2003      1.000          1.117               --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2006      1.924          2.414            3,420
                                                       2005      1.542          1.924            3,578
                                                       2004      1.263          1.542               --
                                                       2003      1.000          1.263               --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2006      1.472          1.750           12,064
                                                       2005      1.364          1.472           12,064
                                                       2004      1.175          1.364            3,451
                                                       2003      1.000          1.175               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (6/02)...................................  2006      1.406          1.678               --
                                                       2005      1.319          1.406               --
                                                       2004      1.161          1.319               --
                                                       2003      1.000          1.161               --

High Yield Bond Trust
  High Yield Bond Trust (6/04).......................  2006      1.057          1.078               --
                                                       2005      1.065          1.057               --
                                                       2004      0.997          1.065               --

Janus Aspen Series
  Janus Aspen Balanced Subaccount (Service Shares)
  (5/00).............................................  2006      1.204          1.241               --
                                                       2005      1.142          1.204               --
                                                       2004      1.077          1.142               --
                                                       2003      1.000          1.077               --

  Janus Aspen Global Life Sciences Subaccount
  (Service Shares) (5/00)............................  2006      1.374          1.431               --
                                                       2005      1.249          1.374               --
                                                       2004      1.117          1.249               --
                                                       2003      1.000          1.117               --

  Janus Aspen Global Technology Subaccount (Service
  Shares) (5/00).....................................  2006      1.290          1.362               --
                                                       2005      1.181          1.290               --
                                                       2004      1.199          1.181               --
                                                       2003      1.000          1.199               --

  Janus Aspen Worldwide Growth Subaccount (Service
  Shares) (5/00).....................................  2006      1.208          1.395               --
                                                       2005      1.168          1.208               --
                                                       2004      1.141          1.168               --
                                                       2003      1.000          1.141               --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.344          1.502               --
                                                       2005      1.320          1.344            4,952
                                                       2004      1.173          1.320              409
                                                       2003      1.000          1.173               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2006      1.264          1.462            6,735
                                                       2005      1.241          1.264            6,742
                                                       2004      1.170          1.241            6,750
                                                       2003      1.000          1.170            6,753

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPI Investors Subaccount (Class I) (11/99)......  2006      1.293          1.498               --
                                                       2005      1.240          1.293               --
                                                       2004      1.147          1.240               --
                                                       2003      1.000          1.147               --

  LMPVPI Large Cap Growth Subaccount (Class I)
  (9/02).............................................  2006      1.179          1.203               --
                                                       2005      1.144          1.179               --
                                                       2004      1.162          1.144               --
                                                       2003      1.000          1.162               --

  LMPVPI Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2006      1.432          1.581               --
                                                       2005      1.394          1.432               --
                                                       2004      1.236          1.394               --
                                                       2003      1.000          1.236               --

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class I)
  (8/02).............................................  2006      1.316          1.431               --
                                                       2005      1.223          1.316               --
                                                       2004      1.145          1.223               --
                                                       2003      1.000          1.145               --

  LMPVPII Equity Index Subaccount (Class II)
  (11/99)............................................  2006      1.245          1.403               --
                                                       2005      1.219          1.245               --
                                                       2004      1.130          1.219               --
                                                       2003      1.000          1.130               --

  LMPVPII Growth and Income Subaccount (Class I)
  (9/02).............................................  2006      1.212          1.334               --
                                                       2005      1.194          1.212               --
                                                       2004      1.125          1.194               --
                                                       2003      1.000          1.125               --

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount (9/03)..  2006      0.990          1.010           17,210
                                                       2005      0.988          0.990           21,619
                                                       2004      0.997          0.988           21,622
                                                       2003      1.000          0.997               --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2006      1.272          1.461           94,216
                                                       2005      1.258          1.272           92,498
                                                       2004      1.140          1.258           29,092
                                                       2003      1.000          1.140               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2006      1.488          1.635           24,865
                                                       2005      1.404          1.488           23,389
                                                       2004      1.156          1.404              514
                                                       2003      1.000          1.156               --

Managed Assets Trust
  Managed Assets Trust (6/04)........................  2006      1.091          1.124               --
                                                       2005      1.073          1.091               --
                                                       2004      1.008          1.073               --

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (4/06)..........................................  2006      1.604          1.523               --

  MIST BlackRock High Yield Subaccount (Class A)
  (4/06).............................................  2006      1.212          1.273               --

  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2006      1.438          1.518               --

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.265          1.344               --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2006      1.615          1.773               --

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.532          1.565               --

  MIST Legg Mason Partners Managed Assets Subaccount
  (Class A) (4/06)...................................  2006      1.124          1.184               --

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (4/06)..........................................  2006      1.201          1.254               --

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06) *.................................  2006      1.001          1.074               --

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2006      1.015          1.068               --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.342          1.321               --

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2006      1.301          1.287               --

  MIST MFS Value Subaccount (Class A) (4/06).........  2006      1.256          1.384               --

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2006      1.003          1.216               --

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2006      1.348          1.445               --

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.113          1.167               --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2006      1.200          1.239            3,644

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2006      1.003          1.025           41,024

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2006      1.348          1.312               --

  MSF BlackRock Bond Income Subaccount (Class A)
  (4/06).............................................  2006      1.020          1.056               --

  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2006      0.998          1.017               --

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2006      1.283          1.296               --

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2006      1.308          1.337           29,130

  MSF MetLife Aggressive Allocation Subaccount
  (4/06).............................................  2006      1.002          1.057               --

  MSF MetLife Conservative Allocation Subaccount
  (4/06).............................................  2006      1.001          1.039               --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)..................................  2006      1.002          1.046               --

  MSF MetLife Moderate Allocation Subaccount (4/06)..  2006      1.002          1.051               --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)..................................  2006      1.002          1.056           17,267

  MSF MFS Total Return Subaccount (Class F) (4/06)...  2006      1.223          1.303          115,433

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2006      0.996          1.047               --

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2006      0.998          1.065               --

  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (4/06)........................  2006      1.078          1.142               --

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (4/06) *......................  2006      1.030          1.062               --

Money Market Portfolio
  Money Market Subaccount (10/97)....................  2006      0.991          0.998               --
                                                       2005      0.984          0.991               --
                                                       2004      0.994          0.984               --
                                                       2003      1.000          0.994               --

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (11/04)....................................  2006      1.107          1.168               --
                                                       2005      1.069          1.107               --
                                                       2004      1.034          1.069               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2006      1.115          1.099           25,681
                                                       2005      1.115          1.115           27,032
                                                       2004      1.046          1.115              321
                                                       2003      1.000          1.046               --

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2006      1.056          1.073           86,378
                                                       2005      1.052          1.056           85,546
                                                       2004      1.024          1.052           25,853
                                                       2003      1.000          1.024               --

Putnam Variable Trust
  Putnam VT Discovery Growth Subaccount (Class IB)
  (5/01).............................................  2006      1.246          1.355               --
                                                       2005      1.186          1.246               --
                                                       2004      1.126          1.186               --
                                                       2003      1.000          1.126               --

  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2006      1.475          1.845               --
                                                       2005      1.343          1.475               --
                                                       2004      1.180          1.343               --
                                                       2003      1.000          1.180               --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2006      1.601          1.839               --
                                                       2005      1.528          1.601               --
                                                       2004      1.236          1.528               --
                                                       2003      1.000          1.236               --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/01).............................................  2006      1.262          1.342               --
                                                       2005      1.185          1.262               --
                                                       2004      1.136          1.185               --
                                                       2003      1.000          1.136               --

  Travelers Convertible Securities Subaccount
  (6/00).............................................  2006      1.128          1.201               --
                                                       2005      1.148          1.128               --
                                                       2004      1.103          1.148               --
                                                       2003      1.000          1.103               --

  Travelers Disciplined Mid Cap Stock Subaccount
  (5/00).............................................  2006      1.471          1.604               --
                                                       2005      1.336          1.471               --
                                                       2004      1.172          1.336               --
                                                       2003      1.000          1.172               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Equity Income Subaccount (11/99).........  2006      1.246          1.308               --
                                                       2005      1.218          1.246           27,363
                                                       2004      1.132          1.218            6,969
                                                       2003      1.000          1.132            6,972

  Travelers Federated High Yield Subaccount (6/00)...  2006      1.184          1.212               --
                                                       2005      1.179          1.184               --
                                                       2004      1.091          1.179               --
                                                       2003      1.000          1.091               --

  Travelers Federated Stock Subaccount (5/00)........  2006      1.279          1.323               --
                                                       2005      1.241          1.279               --
                                                       2004      1.146          1.241               --
                                                       2003      1.000          1.146               --

  Travelers Large Cap Subaccount (11/99).............  2006      1.247          1.283               --
                                                       2005      1.172          1.247               --
                                                       2004      1.123          1.172               --
                                                       2003      1.000          1.123               --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.074          1.140               --
                                                       2005      1.007          1.074               --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.027          1.030               --
                                                       2005      1.000          1.027               --

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.043          1.078               --
                                                       2005      1.000          1.043               --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.062          1.105               --
                                                       2005      0.999          1.062               --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05).....................  2006      1.034          1.053               --
                                                       2005      1.008          1.034               --

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      1.357          1.438               --
                                                       2005      1.236          1.357               --
                                                       2004      1.090          1.236               --
                                                       2003      1.000          1.090               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers MFS Mid Cap Growth Subaccount (5/00).....  2006      1.276          1.348               --
                                                       2005      1.264          1.276               --
                                                       2004      1.132          1.264               --
                                                       2003      1.000          1.132               --

  Travelers MFS Total Return Subaccount (11/99)......  2006      1.187          1.223               --
                                                       2005      1.177          1.187          109,722
                                                       2004      1.078          1.177           41,109
                                                       2003      1.000          1.078               --

  Travelers MFS Value Subaccount (7/04)..............  2006      1.164          1.256               --
                                                       2005      1.117          1.164               --
                                                       2004      0.992          1.117               --

  Travelers Mondrian International Stock Subaccount
  (5/00).............................................  2006      1.408          1.615               --
                                                       2005      1.313          1.408               --
                                                       2004      1.158          1.313               --
                                                       2003      1.000          1.158               --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.273          1.348               --
                                                       2005      1.226          1.273               --
                                                       2004      1.127          1.226               --
                                                       2003      1.000          1.127               --

  Travelers Pioneer Mid Cap Value Subaccount (5/05)..  2006      1.059          1.113               --
                                                       2005      1.000          1.059               --

  Travelers Pioneer Strategic Income Subaccount
  (6/00).............................................  2006      1.190          1.200               --
                                                       2005      1.172          1.190            3,647
                                                       2004      1.079          1.172              307
                                                       2003      1.000          1.079               --

  Travelers Quality Bond Subaccount (5/00)...........  2006      1.031          1.020               --
                                                       2005      1.036          1.031               --
                                                       2004      1.024          1.036               --
                                                       2003      1.000          1.024               --

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.204          1.254               --
                                                       2005      1.205          1.204               --
                                                       2004      1.116          1.205               --
                                                       2003      1.000          1.116               --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)..................................  2006      1.132          1.301               --
                                                       2005      1.032          1.132               --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.105          1.265               --
                                                       2005      1.000          1.105               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers U.S. Government Securities Subaccount
  (6/04).............................................  2006      1.070          1.030               --
                                                       2005      1.047          1.070               --
                                                       2004      0.989          1.047               --

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (5/01).............................................  2006      1.332          1.513               --
                                                       2005      1.306          1.332               --
                                                       2004      1.136          1.306               --
                                                       2003      1.000          1.136               --

  Van Kampen LIT Enterprise Subaccount (Class II)
  (6/01).............................................  2006      1.216          1.271               --
                                                       2005      1.151          1.216               --
                                                       2004      1.133          1.151               --
                                                       2003      1.000          1.133               --

Variable Insurance Products Fund
  VIP Contrafund Subaccount (Service Class 2)
  (5/00).............................................  2006      1.469          1.603               --
                                                       2005      1.286          1.469               --
                                                       2004      1.141          1.286               --
                                                       2003      1.000          1.141               --

  VIP Dynamic Capital Appreciation Subaccount
  (Service Class 2) (8/01)...........................  2006      1.295          1.444               --
                                                       2005      1.096          1.295               --
                                                       2004      1.105          1.096               --
                                                       2003      1.000          1.105               --

  VIP Mid Cap Subaccount (Service Class 2) (5/01)....  2006      1.690          1.860           22,317
                                                       2005      1.462          1.690           22,322
                                                       2004      1.198          1.462           21,134
                                                       2003      1.000          1.198               --




                       SEPARATE ACCOUNT CHARGES 2.20% (B)


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Core Equity Subaccount (Series I) (4/06)..  2006      1.000          1.076             7,862

  AIM V.I. Premier Equity Subaccount (Series I)
  (5/01).............................................  2006      1.260          1.321                --
                                                       2005      1.219          1.260             5,955
                                                       2004      1.178          1.219             5,958
                                                       2003      0.963          1.178             5,962
                                                       2002      1.000          0.963                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.362          1.324                --
                                                       2005      1.212          1.362             8,136
                                                       2004      1.144          1.212             8,147
                                                       2003      0.948          1.144             8,158
                                                       2002      1.000          0.948                --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.614          1.902           243,233
                                                       2005      1.446          1.614           263,482
                                                       2004      1.303          1.446           234,185
                                                       2003      0.984          1.303            11,565
                                                       2002      1.000          0.984                --

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.608          1.734           591,139
                                                       2005      1.415          1.608           608,837
                                                       2004      1.285          1.415           542,802
                                                       2003      0.960          1.285           291,762
                                                       2002      1.000          0.960                --

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2006      1.406          1.585           981,249
                                                       2005      1.358          1.406         1,000,046
                                                       2004      1.258          1.358           950,041
                                                       2003      0.971          1.258           704,556
                                                       2002      1.000          0.971                --

Capital Appreciation Fund
  Capital Appreciation Fund (5/00)...................  2006      1.600          1.580                --
                                                       2005      1.384          1.600             5,253
                                                       2004      1.183          1.384             5,256
                                                       2003      0.968          1.183             5,056
                                                       2002      1.000          0.968                --

Credit Suisse Trust
  Credit Suisse Trust Emerging Markets Subaccount
  (5/00).............................................  2006      2.100          2.722                --
                                                       2005      1.677          2.100                --
                                                       2004      1.373          1.677                --
                                                       2003      0.982          1.373                --
                                                       2002      1.000          0.982                --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/00).............................................  2006      1.776          2.304                --
                                                       2005      1.694          1.776            47,056
                                                       2004      1.318          1.694            47,056
                                                       2003      1.005          1.318            45,031
                                                       2002      1.000          1.005                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (5/00).....................................  2006      1.208          1.376            25,626
                                                       2005      1.183          1.208            25,626
                                                       2004      1.151          1.183            25,626
                                                       2003      0.971          1.151            25,626
                                                       2002      1.000          0.971                --

  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (5/00).....................................  2006      1.418          1.439            49,794
                                                       2005      1.370          1.418            51,780
                                                       2004      1.258          1.370            52,963
                                                       2003      0.976          1.258            47,826
                                                       2002      1.000          0.976                --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.293          1.403                --
                                                       2005      1.199          1.293                --
                                                       2004      1.073          1.199                --
                                                       2003      1.000          1.073                --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)................................  2006      1.290          1.435                --
                                                       2005      1.197          1.290             1,812
                                                       2004      1.067          1.197                --
                                                       2003      1.000          1.067                --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.450          1.680                --
                                                       2005      1.341          1.450           288,138
                                                       2004      1.217          1.341           292,095
                                                       2003      0.994          1.217           223,043
                                                       2002      1.000          0.994                --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2006      2.190          2.745            47,212
                                                       2005      1.757          2.190            44,244
                                                       2004      1.440          1.757            50,617
                                                       2003      1.000          1.440            30,640

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2006      1.598          1.899            77,535
                                                       2005      1.483          1.598            65,940
                                                       2004      1.279          1.483            61,084
                                                       2003      0.989          1.279            19,323
                                                       2002      1.000          0.989                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (6/02)...................................  2006      1.526          1.818                --
                                                       2005      1.433          1.526            77,554
                                                       2004      1.262          1.433            65,648
                                                       2003      0.976          1.262            36,044
                                                       2002      1.000          0.976                --

High Yield Bond Trust
  High Yield Bond Trust (6/04).......................  2006      1.055          1.076                --
                                                       2005      1.064          1.055                --
                                                       2004      0.997          1.064                --

Janus Aspen Series
  Janus Aspen Balanced Subaccount (Service Shares)
  (5/00).............................................  2006      1.234          1.272                --
                                                       2005      1.172          1.234            14,308
                                                       2004      1.106          1.172            14,322
                                                       2003      0.994          1.106            14,338
                                                       2002      1.000          0.994                --

  Janus Aspen Global Life Sciences Subaccount
  (Service Shares) (5/00)............................  2006      1.498          1.558            10,973
                                                       2005      1.363          1.498            10,788
                                                       2004      1.220          1.363            10,794
                                                       2003      0.988          1.220            10,590
                                                       2002      1.000          0.988                --

  Janus Aspen Global Technology Subaccount (Service
  Shares) (5/00).....................................  2006      1.453          1.532                --
                                                       2005      1.331          1.453                --
                                                       2004      1.353          1.331                --
                                                       2003      0.944          1.353                --
                                                       2002      1.000          0.944                --

  Janus Aspen Worldwide Growth Subaccount (Service
  Shares) (5/00).....................................  2006      1.252          1.444            26,415
                                                       2005      1.212          1.252            26,415
                                                       2004      1.185          1.212            26,415
                                                       2003      0.980          1.185            26,415
                                                       2002      1.000          0.980                --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.519          1.696                --
                                                       2005      1.493          1.519            28,004
                                                       2004      1.329          1.493            23,228
                                                       2003      1.000          1.329             4,528

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2006      1.408          1.627           171,439
                                                       2005      1.383          1.408           184,824
                                                       2004      1.305          1.383           185,914
                                                       2003      0.960          1.305           145,744
                                                       2002      1.000          0.960                --

  LMPVPI Investors Subaccount (Class I) (11/99)......  2006      1.396          1.615             5,940
                                                       2005      1.340          1.396             5,943
                                                       2004      1.241          1.340             5,946
                                                       2003      0.958          1.241                --
                                                       2002      1.000          0.958                --

  LMPVPI Large Cap Growth Subaccount (Class I)
  (9/02).............................................  2006      1.375          1.402                --
                                                       2005      1.336          1.375                --
                                                       2004      1.358          1.336                --
                                                       2003      0.961          1.358                --
                                                       2002      1.000          0.961                --

  LMPVPI Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2006      1.632          1.801            49,057
                                                       2005      1.591          1.632            62,378
                                                       2004      1.412          1.591            75,282
                                                       2003      0.970          1.412            51,166
                                                       2002      1.000          0.970                --

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class I)
  (8/02).............................................  2006      1.493          1.622                --
                                                       2005      1.388          1.493                --
                                                       2004      1.301          1.388                --
                                                       2003      0.949          1.301                --
                                                       2002      1.000          0.949                --

  LMPVPII Equity Index Subaccount (Class II)
  (11/99)............................................  2006      1.329          1.496            29,531
                                                       2005      1.303          1.329            65,689
                                                       2004      1.208          1.303            31,447
                                                       2003      0.967          1.208            14,964
                                                       2002      1.000          0.967                --

  LMPVPII Growth and Income Subaccount (Class I)
  (9/02).............................................  2006      1.324          1.456           112,384
                                                       2005      1.306          1.324           119,210
                                                       2004      1.231          1.306           122,909
                                                       2003      0.967          1.231           106,380
                                                       2002      1.000          0.967                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount (9/03)..  2006      0.988          1.006            65,692
                                                       2005      0.987          0.988           105,280
                                                       2004      0.997          0.987            71,789
                                                       2003      1.000          0.997            30,870

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2006      1.378          1.581           112,858
                                                       2005      1.364          1.378           126,897
                                                       2004      1.238          1.364            96,031
                                                       2003      1.000          1.238            60,061

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2006      1.610          1.767            78,050
                                                       2005      1.520          1.610            96,218
                                                       2004      1.253          1.520            56,353
                                                       2003      1.000          1.253            25,857

Managed Assets Trust
  Managed Assets Trust (6/04)........................  2006      1.089          1.122                --
                                                       2005      1.072          1.089                --
                                                       2004      1.008          1.072                --

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (4/06)..........................................  2006      1.746          1.656                --

  MIST BlackRock High Yield Subaccount (Class A)
  (4/06).............................................  2006      1.332          1.398            55,852

  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2006      1.519          1.602           125,866

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.264          1.342                --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2006      1.752          1.922            48,650

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.580          1.613             5,443

  MIST Legg Mason Partners Managed Assets Subaccount
  (Class A) (4/06)...................................  2006      1.122          1.181                --

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (4/06)..........................................  2006      1.335          1.394            49,830

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06) *.................................  2006      1.001          1.073           147,048

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2006      1.015          1.068             4,159

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.440          1.417            60,677

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2006      1.300          1.285                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST MFS Value Subaccount (Class A) (4/06).........  2006      1.254          1.380            10,775

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2006      1.003          1.215            82,139

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2006      1.445          1.547             5,084

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.112          1.165                --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2006      1.308          1.350             8,500

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2006      1.003          1.025            36,008

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2006      1.552          1.509            43,270

  MSF BlackRock Bond Income Subaccount (Class A)
  (4/06).............................................  2006      1.054          1.091                --

  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2006      0.987          1.005                --

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2006      1.343          1.356           100,347

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2006      1.417          1.447            69,711

  MSF MetLife Aggressive Allocation Subaccount
  (4/06).............................................  2006      1.002          1.056                --

  MSF MetLife Conservative Allocation Subaccount
  (4/06).............................................  2006      1.001          1.038                --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)..................................  2006      1.002          1.045                --

  MSF MetLife Moderate Allocation Subaccount (4/06)..  2006      1.002          1.050                --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)..................................  2006      1.002          1.055                --

  MSF MFS Total Return Subaccount (Class F) (4/06)...  2006      1.271          1.354           364,487

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2006      0.996          1.047           130,335

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2006      0.998          1.064            11,006

  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (4/06)........................  2006      1.076          1.139                --

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (4/06) *......................  2006      1.028          1.060                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Money Market Portfolio
  Money Market Subaccount (10/97)....................  2006      0.980          0.987                --
                                                       2005      0.974          0.980                --
                                                       2004      0.985          0.974                --
                                                       2003      0.999          0.985                --
                                                       2002      1.000          0.999                --

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (11/04)....................................  2006      1.105          1.165                --
                                                       2005      1.068          1.105                --
                                                       2004      1.034          1.068                --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2006      1.109          1.092            81,833
                                                       2005      1.110          1.109           104,374
                                                       2004      1.042          1.110           168,773
                                                       2003      1.000          1.042            54,678

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2006      1.069          1.086           561,674
                                                       2005      1.067          1.069           596,876
                                                       2004      1.040          1.067           576,706
                                                       2003      1.012          1.040           514,636
                                                       2002      1.000          1.012                --

Putnam Variable Trust
  Putnam VT Discovery Growth Subaccount (Class IB)
  (5/01).............................................  2006      1.366          1.484             3,627
                                                       2005      1.302          1.366             4,172
                                                       2004      1.237          1.302             4,172
                                                       2003      0.958          1.237             9,165
                                                       2002      1.000          0.958                --

  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2006      1.560          1.949             2,316
                                                       2005      1.421          1.560                --
                                                       2004      1.250          1.421             2,038
                                                       2003      0.994          1.250             2,129
                                                       2002      1.000          0.994                --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2006      1.848          2.121            32,939
                                                       2005      1.765          1.848            31,893
                                                       2004      1.430          1.765            15,972
                                                       2003      0.977          1.430            17,788
                                                       2002      1.000          0.977                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/01).............................................  2006      1.355          1.440                --
                                                       2005      1.274          1.355            76,662
                                                       2004      1.223          1.274            74,577
                                                       2003      0.967          1.223            55,722
                                                       2002      1.000          0.967                --

  Travelers Convertible Securities Subaccount
  (6/00).............................................  2006      1.255          1.335                --
                                                       2005      1.278          1.255            52,858
                                                       2004      1.230          1.278            54,485
                                                       2003      0.995          1.230            46,580
                                                       2002      1.000          0.995                --

  Travelers Disciplined Mid Cap Stock Subaccount
  (5/00).............................................  2006      1.602          1.746                --
                                                       2005      1.456          1.602                --
                                                       2004      1.278          1.456                --
                                                       2003      0.977          1.278                --
                                                       2002      1.000          0.977                --

  Travelers Equity Income Subaccount (11/99).........  2006      1.351          1.417                --
                                                       2005      1.322          1.351            70,507
                                                       2004      1.230          1.322            51,434
                                                       2003      0.958          1.230            35,368
                                                       2002      1.000          0.958                --

  Travelers Federated High Yield Subaccount (6/00)...  2006      1.302          1.332                --
                                                       2005      1.297          1.302            59,245
                                                       2004      1.201          1.297            61,070
                                                       2003      1.003          1.201            52,061
                                                       2002      1.000          1.003                --

  Travelers Federated Stock Subaccount (5/00)........  2006      1.360          1.405                --
                                                       2005      1.320          1.360                --
                                                       2004      1.220          1.320                --
                                                       2003      0.978          1.220                --
                                                       2002      1.000          0.978                --

  Travelers Large Cap Subaccount (11/99).............  2006      1.306          1.343                --
                                                       2005      1.228          1.306             8,717
                                                       2004      1.179          1.228             5,234
                                                       2003      0.966          1.179             5,013
                                                       2002      1.000          0.966                --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.074          1.139                --
                                                       2005      1.007          1.074                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.027          1.029                --
                                                       2005      1.000          1.027                --

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.042          1.077                --
                                                       2005      1.000          1.042                --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.061          1.104                --
                                                       2005      0.999          1.061                --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05).....................  2006      1.034          1.052                --
                                                       2005      1.007          1.034                --

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      1.433          1.519                --
                                                       2005      1.308          1.433           141,770
                                                       2004      1.153          1.308           143,975
                                                       2003      0.973          1.153           116,827
                                                       2002      1.000          0.973                --

  Travelers MFS Mid Cap Growth Subaccount (5/00).....  2006      1.469          1.552                --
                                                       2005      1.457          1.469            45,898
                                                       2004      1.306          1.457                --
                                                       2003      0.974          1.306                --
                                                       2002      1.000          0.974                --

  Travelers MFS Total Return Subaccount (11/99)......  2006      1.234          1.271                --
                                                       2005      1.225          1.234           381,492
                                                       2004      1.124          1.225           348,726
                                                       2003      0.986          1.124           116,554
                                                       2002      1.000          0.986                --

  Travelers MFS Value Subaccount (7/04)..............  2006      1.163          1.254                --
                                                       2005      1.116          1.163             6,545
                                                       2004      0.992          1.116                --

  Travelers Mondrian International Stock Subaccount
  (5/00).............................................  2006      1.528          1.752                --
                                                       2005      1.426          1.528            48,397
                                                       2004      1.259          1.426            47,726
                                                       2003      1.001          1.259             3,059
                                                       2002      1.000          1.001                --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.364          1.445                --
                                                       2005      1.316          1.364            28,836
                                                       2004      1.210          1.316            28,853
                                                       2003      1.000          1.210             1,879

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Pioneer Mid Cap Value Subaccount (5/05)..  2006      1.058          1.112                --
                                                       2005      1.000          1.058                --

  Travelers Pioneer Strategic Income Subaccount
  (6/00).............................................  2006      1.298          1.308                --
                                                       2005      1.280          1.298             8,500
                                                       2004      1.179          1.280             3,608
                                                       2003      1.008          1.179                --
                                                       2002      1.000          1.008                --

  Travelers Quality Bond Subaccount (5/00)...........  2006      1.066          1.054                --
                                                       2005      1.072          1.066                --
                                                       2004      1.061          1.072                --
                                                       2003      1.014          1.061                --
                                                       2002      1.000          1.014                --

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.353          1.409                --
                                                       2005      1.355          1.353            90,468
                                                       2004      1.257          1.355            90,472
                                                       2003      0.969          1.257             4,218
                                                       2002      1.000          0.969                --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)..................................  2006      1.132          1.300                --
                                                       2005      1.032          1.132                --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.104          1.264                --
                                                       2005      1.000          1.104                --

  Travelers U.S. Government Securities Subaccount
  (6/04).............................................  2006      1.068          1.028                --
                                                       2005      1.047          1.068                --
                                                       2004      0.989          1.047                --

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (5/01).............................................  2006      1.458          1.656            64,046
                                                       2005      1.432          1.458           258,418
                                                       2004      1.247          1.432           282,224
                                                       2003      0.974          1.247           263,122
                                                       2002      1.000          0.974                --

  Van Kampen LIT Enterprise Subaccount (Class II)
  (6/01).............................................  2006      1.273          1.329                --
                                                       2005      1.206          1.273            61,960
                                                       2004      1.188          1.206            61,960
                                                       2003      0.966          1.188            61,960
                                                       2002      1.000          0.966                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Variable Insurance Products Fund
  VIP Contrafund Subaccount (Service Class 2)
  (5/00).............................................  2006      1.598          1.742            44,740
                                                       2005      1.400          1.598            44,572
                                                       2004      1.243          1.400            22,535
                                                       2003      0.991          1.243            22,351
                                                       2002      1.000          0.991                --

  VIP Dynamic Capital Appreciation Subaccount
  (Service Class 2) (8/01)...........................  2006      1.363          1.517                --
                                                       2005      1.154          1.363                --
                                                       2004      1.165          1.154                --
                                                       2003      0.953          1.165                --
                                                       2002      1.000          0.953                --

  VIP Mid Cap Subaccount (Service Class 2) (5/01)....  2006      1.878          2.065            71,557
                                                       2005      1.626          1.878            71,714
                                                       2004      1.334          1.626            47,123
                                                       2003      0.986          1.334                --
                                                       2002      1.000          0.986                --




* We are waiving a portion of the Mortality and Expense Risk charge for this Subaccount. Please see "Fee Table -- Annual Separate Account Charges" for more information.

The date next to each funding option name reflects the date money first came into the funding option through the Separate Account.

Funding options not listed above had no amounts allocated to them or were not available as of December 31, 2006.

Number of Units Outstanding at End of Year may include units for Contracts Owners in payout phase, where appropriate.

If an accumulation unit value has no assets and units across all sub-accounts within the Separate Account, and has had no assets and units for the history displayed on the Condensed Financial Information in the past, then it may not be displayed.

Variable Funding Option mergers and substitutions that occurred between January 1, 2005 and December 31, 2006, are displayed below. Please see Appendix C for more information on Variable Funding Option name changes, mergers and substitutions.

Effective on or about 02/25/2005, The Travelers Series Trust-MFS Emerging Growth Portfolio merged into The Travelers Series Trust-MFS Mid Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, AIM Variable Insurance Funds-AIM VI Premier Equity Fund merged into AIM Variable Insurance Funds-AIM VI Core Equity Fund and is no longer available as a funding option.

Effective on or about 05/01/2006, Alliance Bernstein Variable Products Series Fund-AllianceBernstein Large Cap Growth Portfolio was replaced by Metropolitan Series Fund, Inc.-T. Rowe Price Large Cap Growth and is no longer available as a funding option.

Effective on or about 05/01/2006, Capital Appreciation Fund merged into Met Investors Series Trust-Janus Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Delaware VIP Trust-Delaware VIP REIT Series was replaced by Met Investors Series Trust-Neuberger Berman Real Estate Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Value Opportunities V.I. Fund was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Global Allocation Portfolio was replaced by Metropolitan Series Fund, Inc.-Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton VIP Trust-Mutual Shares Securities Fund was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton VIP Trust-Templeton Growth Securities Fund was replaced by Metropolitan Series Fund, Inc.-Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, High Yield Bond Trust merged into Metropolitan Series Fund, Inc.-Western Asset Management High Yield Bond Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Janus Aspen Series-Janus Aspen Balanced Portfolio was replaced by Metropolitan Series Fund, Inc.-MSF Total Return Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Managed Assets Trust merged into Met Investors Series Trust-Legg Mason Partners Managed Assets Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Money Market Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Money Market Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Oppenheimer Variable Account Funds-Oppenheimer Main Street Fund/VA was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-AIM Capital Appreciation Portfolio merged into Met Investors Series Trust-MET/AIM Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Convertible Securities Portfolio merged into Met Investors Series Trust-Lord Abbett Bond Debenture Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Disciplined Mid Cap Stock Portfolio merged into Met Investors Series Trust-Batterymarch Mid-Cap Stock Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Equity Income Portfolio merged into Metropolitan Series Fund, Inc.-FI Value Leaders Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Federated High Yield Portfolio merged into Met Investors Series Trust-Federated High Yield Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Federated Stock Portfolio merged into Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Large Cap Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Aggressive Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Aggressive Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Conservative Portfolio merged into Metropolitan Series Fund, Inc.- MetLife Conservative Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Moderate Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate-Aggressive Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Moderate to Aggressive Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate-Conservative Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Conservative to Moderate Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Mercury Large Cap Core Portfolio merged into Met Investors Series Trust-Mercury Large-Cap Core Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS Mid Cap Growth Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Aggressive Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS Total Return Portfolio merged into Metropolitan Series Fund, Inc.-MFS Total Return Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS Value Portfolio merged into Met Investors Series Trust-MFS Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Mondrian International Stock Portfolio merged into Met Investors Series Trust-Harris Oakmark International Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Fund Portfolio merged into Met Investors Series Trust-Pioneer Fund Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Mid-Cap Value Portfolio merged into Met Investors Series Trust-Pioneer Mid-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Strategic Income Portfolio merged into Met Investors Series Trust-Pioneer Strategic Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Strategic Equity Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Style Focus Series:
Small Cap Growth Portfolio merged into Met Investors Series Trust-MET/AIM Small Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Style Focus Series:
Small Cap Value Portfolio merged into Met Investors Series Trust-Dreman Small-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Travelers Quality Bond Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Bond Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-U.S. Government Securities Portfolio merged into Metropolitan Series Fund, Inc.-Western Asset Management U.S. Government Portfolio and is no longer available as a funding option.

Effective on or about 11/13/2006, Lazard Retirement Series, Inc.-Lazard Retirement Small Cap Portfolio was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

                         CONDENSED FINANCIAL INFORMATION

--------------------------------------------------------------------------------

The following tables provide the Accumulation Unit Values information for the MID-RANGE combinations of separate account charges. The Accumulation Unit Value information for the minimum separate account charge and the maximum variable account charge are contained in the Prospectus.

                         SEPARATE ACCOUNT CHARGES 1.65%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.263          1.320                --
                                                       2005      1.227          1.263            29,292
                                                       2004      1.122          1.227             9,015
                                                       2003      1.000          1.122                --

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.318          1.288                --
                                                       2005      1.167          1.318            14,223
                                                       2004      1.095          1.167                --
                                                       2003      1.000          1.095                --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.490          1.765           818,557
                                                       2005      1.328          1.490           855,094
                                                       2004      1.189          1.328           285,553
                                                       2003      1.000          1.189            76,218

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.456          1.578         2,323,601
                                                       2005      1.274          1.456         2,193,349
                                                       2004      1.151          1.274           925,645
                                                       2003      1.000          1.151           272,019

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2006      1.298          1.471         2,230,112
                                                       2005      1.247          1.298         2,413,867
                                                       2004      1.149          1.247         1,228,864
                                                       2003      1.000          1.149           114,363

Capital Appreciation Fund
  Capital Appreciation Fund (5/00)...................  2006      1.567          1.551                --
                                                       2005      1.348          1.567            13,149
                                                       2004      1.147          1.348                --
                                                       2003      1.000          1.147                --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/00).............................................  2006      1.560          2.035                --
                                                       2005      1.480          1.560            40,633
                                                       2004      1.145          1.480                --
                                                       2003      1.000          1.145                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.308          1.422                --
                                                       2005      1.207          1.308                --
                                                       2004      1.074          1.207                --
                                                       2003      1.000          1.074                --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)................................  2006      1.305          1.454                --
                                                       2005      1.205          1.305            11,074
                                                       2004      1.067          1.205                --
                                                       2003      1.000          1.067                --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2006      1.051          1.222            14,658
                                                       2005      1.028          1.051            14,677

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2006      1.350          1.443            48,350
                                                       2005      1.310          1.350            53,082
                                                       2004      1.194          1.310             6,435
                                                       2003      1.000          1.194                --

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.348          1.570                --
                                                       2005      1.240          1.348           106,153
                                                       2004      1.119          1.240            58,171
                                                       2003      1.000          1.119            15,016

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2006      1.945          2.451            22,245
                                                       2005      1.552          1.945            28,839
                                                       2004      1.265          1.552             9,075
                                                       2003      1.000          1.265                --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2006      1.488          1.777           631,890
                                                       2005      1.373          1.488           559,313
                                                       2004      1.177          1.373           145,525
                                                       2003      1.000          1.177             6,581

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (6/02)...................................  2006      1.421          1.703                --
                                                       2005      1.327          1.421            83,892
                                                       2004      1.163          1.327                --
                                                       2003      1.000          1.163                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2006      1.493          1.665            91,573
                                                       2005      1.355          1.493            47,020
                                                       2004      1.144          1.355            12,979
                                                       2003      1.000          1.144                --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.358          1.524                --
                                                       2005      1.328          1.358           131,766
                                                       2004      1.175          1.328           132,634
                                                       2003      1.000          1.175                --

Legg Mason Partners Investment Series
  LMPIS Dividend Strategy Subaccount (5/01)..........  2006      1.101          1.278            66,314
                                                       2005      1.122          1.101            66,759
                                                       2004      1.103          1.122            16,895
                                                       2003      1.000          1.103             9,413

  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2006      1.220          1.288                --
                                                       2005      1.167          1.220                --
                                                       2004      1.153          1.167                --
                                                       2003      1.000          1.153                --

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunties Subaccount
  (5/01).............................................  2006      1.451          1.611             1,849
                                                       2005      1.406          1.451            12,567
                                                       2004      1.237          1.406             1,998
                                                       2003      1.000          1.237                --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2006      1.278          1.485            45,872
                                                       2005      1.248          1.278            46,309
                                                       2004      1.172          1.248            46,775
                                                       2003      1.000          1.172                --

  LMPVPI Investors Subaccount (Class I) (11/99)......  2006      1.307          1.520           134,186
                                                       2005      1.247          1.307           134,616
                                                       2004      1.149          1.247            45,124
                                                       2003      1.000          1.149             4,620

  LMPVPI Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2006      1.447          1.605           201,504
                                                       2005      1.402          1.447           275,633
                                                       2004      1.239          1.402            79,221
                                                       2003      1.000          1.239            23,027

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios II
  LMPVPII Appreciation Subaccount (11/99)............  2006      1.231          1.390           599,388
                                                       2005      1.200          1.231           619,523
                                                       2004      1.121          1.200           134,945
                                                       2003      1.000          1.121             4,692

  LMPVPII Diversified Strategic Income Subaccount
  (11/99)............................................  2006      1.122          1.163            43,450
                                                       2005      1.112          1.122            43,467
                                                       2004      1.059          1.112            43,484
                                                       2003      1.000          1.059               210

  LMPVPII Equity Index Subaccount (Class II)
  (11/99)............................................  2006      1.258          1.425           214,579
                                                       2005      1.227          1.258           405,906
                                                       2004      1.132          1.227            18,984
                                                       2003      1.000          1.132            18,984

  LMPVPII Fundamental Value Subaccount (11/99).......  2006      1.284          1.476           308,877
                                                       2005      1.246          1.284           313,762
                                                       2004      1.171          1.246           129,712
                                                       2003      1.000          1.171            32,521

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount (9/03)..  2006      1.001          1.025            31,023
                                                       2005      0.994          1.001            31,029
                                                       2004      0.999          0.994            31,036
                                                       2003      1.000          0.999                --

  LMPVPIII Aggressive Growth Subaccount (11/99)......  2006      1.351          1.446           473,159
                                                       2005      1.230          1.351           393,060
                                                       2004      1.138          1.230           272,936
                                                       2003      1.000          1.138            12,684

  LMPVPIII High Income Subaccount (11/99)............  2006      1.210          1.320           510,187
                                                       2005      1.198          1.210           520,291
                                                       2004      1.103          1.198           455,720
                                                       2003      1.000          1.103            38,218

  LMPVPIII Large Cap Growth Subaccount (11/99).......  2006      1.196          1.231           226,289
                                                       2005      1.156          1.196           267,693
                                                       2004      1.171          1.156            93,001
                                                       2003      1.000          1.171             8,693

  LMPVPIII Mid Cap Core Subaccount (11/99)...........  2006      1.343          1.516            38,354
                                                       2005      1.260          1.343           252,410
                                                       2004      1.160          1.260            28,139
                                                       2003      1.000          1.160             3,339

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPIII Money Market Subaccount (11/99)...........  2006      0.999          1.028            90,227
                                                       2005      0.988          0.999            90,227
                                                       2004      0.996          0.988            10,361
                                                       2003      1.000          0.996           124,217

Legg Mason Partners Variable Portfolios IV
  LMPVPIV Multiple Discipline Subaccount-All Cap
  Growth and Value (10/02)...........................  2006      1.228          1.372         1,270,516
                                                       2005      1.186          1.228         1,350,277
                                                       2004      1.131          1.186         1,236,377
                                                       2003      1.000          1.131           308,447

  LMPVPIV Multiple Discipline Subaccount-Balanced All
  Cap Growth and Value (10/02).......................  2006      1.155          1.256           345,518
                                                       2005      1.127          1.155           374,750
                                                       2004      1.091          1.127           370,676
                                                       2003      1.000          1.091           100,086

  LMPVPIV Multiple Discipline Subaccount-Global All
  Cap Growth and Value (10/02).......................  2006      1.298          1.471           268,743
                                                       2005      1.238          1.298           708,403
                                                       2004      1.142          1.238           223,979
                                                       2003      1.000          1.142                --

  LMPVPIV Multiple Discipline Subaccount-Large Cap
  Growth and Value (11/02)...........................  2006      1.202          1.328           374,105
                                                       2005      1.180          1.202           370,405
                                                       2004      1.124          1.180           115,972
                                                       2003      1.000          1.124             7,079

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2006      1.286          1.483           207,320
                                                       2005      1.266          1.286           207,557
                                                       2004      1.142          1.266           101,869
                                                       2003      1.000          1.142                --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2006      1.504          1.660           191,484
                                                       2005      1.413          1.504           179,170
                                                       2004      1.158          1.413            95,984
                                                       2003      1.000          1.158                --

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2006      1.456          1.541                --

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.271          1.354           105,120

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2006      1.635          1.801            37,222

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.551          1.589            13,144

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2006      1.001          1.075           235,684

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2006      1.015          1.072                --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.358          1.341                --

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2006      1.307          1.297                --

  MIST MFS Value Subaccount (Class A) (4/06).........  2006      1.267          1.400            88,544

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2006      1.003          1.220            68,320

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2006      1.365          1.467            14,106

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.117          1.176                --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2006      1.214          1.258           269,360

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2006      1.003          1.028           277,734

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2006      1.365          1.332            30,287

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2006      1.030          1.068            80,598

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2006      1.271          1.306                --

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2006      1.299          1.316             5,208

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2006      1.324          1.357            29,368

  MSF MetLife Aggressive Allocation Subaccount
  (4/06).............................................  2006      1.002          1.060            48,825

  MSF MetLife Conservative Allocation Subaccount
  (4/06).............................................  2006      1.001          1.042                --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)..................................  2006      1.002          1.049                --

  MSF MetLife Moderate Allocation Subaccount (4/06)..  2006      1.002          1.054                --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)..................................  2006      1.002          1.059           165,906

  MSF MFS Total Return Subaccount (Class F) (4/06)...  2006      1.238          1.323           457,167

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2006      0.996          1.051           320,188

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2006      0.998          1.068            19,817

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2006      1.127          1.116            47,079
                                                       2005      1.122          1.127            49,662
                                                       2004      1.048          1.122            59,583
                                                       2003      1.000          1.048             8,722

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2006      1.067          1.090           524,630
                                                       2005      1.059          1.067           380,657
                                                       2004      1.026          1.059           232,845
                                                       2003      1.000          1.026            14,929

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2006      1.491          1.874                --
                                                       2005      1.351          1.491                --
                                                       2004      1.182          1.351                --
                                                       2003      1.000          1.182                --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2006      1.619          1.868            23,539
                                                       2005      1.537          1.619             9,448
                                                       2004      1.238          1.537             8,411
                                                       2003      1.000          1.238                --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/01).............................................  2006      1.276          1.358                --
                                                       2005      1.193          1.276                --
                                                       2004      1.138          1.193                --
                                                       2003      1.000          1.138                --

  Travelers Equity Income Subaccount (11/99).........  2006      1.260          1.324                --
                                                       2005      1.226          1.260            29,181
                                                       2004      1.134          1.226            49,924
                                                       2003      1.000          1.134            11,270

  Travelers Large Cap Subaccount (11/99).............  2006      1.260          1.299                --
                                                       2005      1.179          1.260                --
                                                       2004      1.125          1.179                --
                                                       2003      1.000          1.125                --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.077          1.145                --
                                                       2005      1.007          1.077            42,718

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.030          1.034                --
                                                       2005      1.000          1.030                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.046          1.083                --
                                                       2005      1.000          1.046                --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.064          1.110                --
                                                       2005      0.999          1.064           206,728

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05).....................  2006      1.037          1.057                --
                                                       2005      1.008          1.037                --

  Travelers Managed Income Subaccount (11/99)........  2006      1.040          1.030                --
                                                       2005      1.043          1.040            80,598
                                                       2004      1.031          1.043            80,598
                                                       2003      1.000          1.031            70,293

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      1.371          1.456                --
                                                       2005      1.244          1.371                --
                                                       2004      1.091          1.244                --
                                                       2003      1.000          1.091                --

  Travelers MFS Mid Cap Growth Subaccount (5/00).....  2006      1.290          1.365                --
                                                       2005      1.272          1.290            11,949
                                                       2004      1.134          1.272                --
                                                       2003      1.000          1.134                --

  Travelers MFS Total Return Subaccount (11/99)......  2006      1.200          1.238                --
                                                       2005      1.185          1.200           554,230
                                                       2004      1.080          1.185           137,796
                                                       2003      1.000          1.080            19,332

  Travelers MFS Value Subaccount (7/04)..............  2006      1.173          1.267                --
                                                       2005      1.120          1.173            89,467
                                                       2004      0.993          1.120                --

  Travelers Mondrian International Stock Subaccount
  (5/00).............................................  2006      1.423          1.635                --
                                                       2005      1.321          1.423            35,399
                                                       2004      1.160          1.321            33,057
                                                       2003      1.000          1.160             3,089

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.286          1.365                --
                                                       2005      1.234          1.286            14,582
                                                       2004      1.129          1.234            12,386
                                                       2003      1.000          1.129                --

  Travelers Pioneer Mid Cap Value Subaccount (5/05)..  2006      1.062          1.117                --
                                                       2005      1.000          1.062                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Pioneer Strategic Income Subaccount
  (6/00).............................................  2006      1.203          1.214                --
                                                       2005      1.179          1.203           413,524
                                                       2004      1.081          1.179           334,613
                                                       2003      1.000          1.081                --

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.217          1.270                --
                                                       2005      1.213          1.217             5,336
                                                       2004      1.118          1.213             5,345
                                                       2003      1.000          1.118             5,347

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)..................................  2006      1.135          1.307                --
                                                       2005      1.032          1.135                --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.108          1.271                --
                                                       2005      1.000          1.108                --

  Travelers Van Kampen Enterprise Subaccount
  (11/99)............................................  2006      1.225          1.271                --
                                                       2005      1.155          1.225                --
                                                       2004      1.130          1.155                --
                                                       2003      1.000          1.130                --

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (11/99).........................................  2006      1.249          1.264           292,462
                                                       2005      1.176          1.249           231,197
                                                       2004      1.117          1.176                --
                                                       2003      1.000          1.117                --

Variable Insurance Products Fund
  VIP Contrafund Subaccount (Service Class) (11/99)..  2006      1.490          1.636           808,956
                                                       2005      1.297          1.490           538,450
                                                       2004      1.143          1.297           258,331
                                                       2003      1.000          1.143            25,783

  VIP Mid Cap Subaccount (Service Class 2) (5/01)....  2006      1.708          1.889           343,524
                                                       2005      1.471          1.708           284,045
                                                       2004      1.200          1.471           164,788
                                                       2003      1.000          1.200            47,679

                         SEPARATE ACCOUNT CHARGES 1.70%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.261          1.318               --
                                                       2005      1.226          1.261               --
                                                       2004      1.122          1.226               --
                                                       2003      1.000          1.122               --

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.316          1.286               --
                                                       2005      1.166          1.316               --
                                                       2004      1.095          1.166               --
                                                       2003      1.000          1.095               --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.488          1.762           32,901
                                                       2005      1.327          1.488           32,922
                                                       2004      1.189          1.327           32,946
                                                       2003      1.000          1.189           15,170

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.454          1.576           62,353
                                                       2005      1.273          1.454           62,381
                                                       2004      1.151          1.273           64,426
                                                       2003      1.000          1.151           11,767

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2006      1.297          1.469           43,613
                                                       2005      1.246          1.297           43,627
                                                       2004      1.148          1.246           43,641
                                                       2003      1.000          1.148               --

Capital Appreciation Fund
  Capital Appreciation Fund (5/00)...................  2006      1.566          1.549               --
                                                       2005      1.347          1.566               --
                                                       2004      1.146          1.347               --
                                                       2003      1.000          1.146               --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/00).............................................  2006      1.558          2.032               --
                                                       2005      1.479          1.558               --
                                                       2004      1.145          1.479               --
                                                       2003      1.000          1.145               --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.306          1.420               --
                                                       2005      1.206          1.306               --
                                                       2004      1.074          1.206               --
                                                       2003      1.000          1.074               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)................................  2006      1.304          1.453               --
                                                       2005      1.204          1.304               --
                                                       2004      1.067          1.204               --
                                                       2003      1.000          1.067               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2006      1.050          1.221               --
                                                       2005      1.028          1.050               --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2006      1.348          1.441           17,948
                                                       2005      1.309          1.348           17,972
                                                       2004      1.194          1.309           26,630
                                                       2003      1.000          1.194           13,504

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.347          1.568               --
                                                       2005      1.239          1.347           10,616
                                                       2004      1.119          1.239           10,631
                                                       2003      1.000          1.119            6,729

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2006      1.943          2.447            5,292
                                                       2005      1.551          1.943            5,292
                                                       2004      1.265          1.551            7,888
                                                       2003      1.000          1.265               --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2006      1.486          1.774           18,185
                                                       2005      1.372          1.486           12,042
                                                       2004      1.177          1.372            6,932
                                                       2003      1.000          1.177            6,935

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (6/02)...................................  2006      1.420          1.700               --
                                                       2005      1.326          1.420            5,230
                                                       2004      1.163          1.326               --
                                                       2003      1.000          1.163               --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2006      1.492          1.662               --
                                                       2005      1.354          1.492               --
                                                       2004      1.143          1.354               --
                                                       2003      1.000          1.143               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.357          1.521               --
                                                       2005      1.327          1.357               --
                                                       2004      1.175          1.327               --
                                                       2003      1.000          1.175               --

Legg Mason Partners Investment Series
  LMPIS Dividend Strategy Subaccount (5/01)..........  2006      1.100          1.276               --
                                                       2005      1.121          1.100               --
                                                       2004      1.103          1.121               --
                                                       2003      1.000          1.103               --

  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2006      1.219          1.286               --
                                                       2005      1.166          1.219               --
                                                       2004      1.153          1.166               --
                                                       2003      1.000          1.153               --

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunties Subaccount
  (5/01).............................................  2006      1.449          1.609               --
                                                       2005      1.405          1.449               --
                                                       2004      1.236          1.405               --
                                                       2003      1.000          1.236               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2006      1.276          1.482               --
                                                       2005      1.248          1.276               --
                                                       2004      1.172          1.248               --
                                                       2003      1.000          1.172               --

  LMPVPI Investors Subaccount (Class I) (11/99)......  2006      1.305          1.518           10,577
                                                       2005      1.246          1.305           10,591
                                                       2004      1.149          1.246           10,606
                                                       2003      1.000          1.149           10,611

  LMPVPI Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2006      1.445          1.602               --
                                                       2005      1.401          1.445               --
                                                       2004      1.238          1.401               --
                                                       2003      1.000          1.238               --

Legg Mason Partners Variable Portfolios II
  LMPVPII Appreciation Subaccount (11/99)............  2006      1.230          1.388               --
                                                       2005      1.199          1.230               --
                                                       2004      1.121          1.199               --
                                                       2003      1.000          1.121               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPII Diversified Strategic Income Subaccount
  (11/99)............................................  2006      1.120          1.161               --
                                                       2005      1.111          1.120               --
                                                       2004      1.059          1.111               --
                                                       2003      1.000          1.059               --

  LMPVPII Equity Index Subaccount (Class II)
  (11/99)............................................  2006      1.257          1.422               --
                                                       2005      1.226          1.257               --
                                                       2004      1.131          1.226               --
                                                       2003      1.000          1.131               --

  LMPVPII Fundamental Value Subaccount (11/99).......  2006      1.283          1.473               --
                                                       2005      1.245          1.283               --
                                                       2004      1.170          1.245               --
                                                       2003      1.000          1.170               --

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount (9/03)..  2006      0.999          1.023               --
                                                       2005      0.993          0.999               --
                                                       2004      0.998          0.993               --
                                                       2003      1.000          0.998               --

  LMPVPIII Aggressive Growth Subaccount (11/99)......  2006      1.350          1.444            9,176
                                                       2005      1.230          1.350            1,870
                                                       2004      1.137          1.230               --
                                                       2003      1.000          1.137               --

  LMPVPIII High Income Subaccount (11/99)............  2006      1.208          1.318            7,759
                                                       2005      1.198          1.208            7,759
                                                       2004      1.103          1.198            9,214
                                                       2003      1.000          1.103               --

  LMPVPIII Large Cap Growth Subaccount (11/99).......  2006      1.195          1.228               --
                                                       2005      1.155          1.195               --
                                                       2004      1.170          1.155               --
                                                       2003      1.000          1.170               --

  LMPVPIII Mid Cap Core Subaccount (11/99)...........  2006      1.341          1.514               --
                                                       2005      1.259          1.341               --
                                                       2004      1.160          1.259               --
                                                       2003      1.000          1.160               --

  LMPVPIII Money Market Subaccount (11/99)...........  2006      0.998          1.027           57,266
                                                       2005      0.987          0.998           57,266
                                                       2004      0.995          0.987               --
                                                       2003      1.000          0.995            6,903

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios IV
  LMPVPIV Multiple Discipline Subaccount-All Cap
  Growth and Value (10/02)...........................  2006      1.226          1.370            5,803
                                                       2005      1.185          1.226            5,812
                                                       2004      1.130          1.185               --
                                                       2003      1.000          1.130               --

  LMPVPIV Multiple Discipline Subaccount-Balanced All
  Cap Growth and Value (10/02).......................  2006      1.154          1.254            8,498
                                                       2005      1.126          1.154               --
                                                       2004      1.091          1.126               --
                                                       2003      1.000          1.091               --

  LMPVPIV Multiple Discipline Subaccount-Global All
  Cap Growth and Value (10/02).......................  2006      1.296          1.468               --
                                                       2005      1.238          1.296               --
                                                       2004      1.142          1.238               --
                                                       2003      1.000          1.142               --

  LMPVPIV Multiple Discipline Subaccount-Large Cap
  Growth and Value (11/02)...........................  2006      1.201          1.326               --
                                                       2005      1.180          1.201               --
                                                       2004      1.124          1.180               --
                                                       2003      1.000          1.124               --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2006      1.284          1.480               --
                                                       2005      1.265          1.284               --
                                                       2004      1.142          1.265               --
                                                       2003      1.000          1.142               --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2006      1.502          1.657               --
                                                       2005      1.412          1.502               --
                                                       2004      1.158          1.412               --
                                                       2003      1.000          1.158               --

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2006      1.454          1.538               --

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.270          1.353               --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2006      1.632          1.798               --

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.549          1.587               --

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2006      1.001          1.075           15,260

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2006      1.015          1.071               --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.356          1.339               --

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2006      1.306          1.296               --

  MIST MFS Value Subaccount (Class A) (4/06).........  2006      1.266          1.398               --

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2006      1.003          1.219               --

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2006      1.363          1.464            5,802

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.117          1.175               --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2006      1.213          1.255               --

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2006      1.003          1.028               --

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2006      1.363          1.329               --

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2006      1.028          1.067               --

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2006      1.269          1.304               --

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2006      1.297          1.314               --

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2006      1.322          1.355               --

  MSF MetLife Aggressive Allocation Subaccount
  (4/06).............................................  2006      1.002          1.060               --

  MSF MetLife Conservative Allocation Subaccount
  (4/06).............................................  2006      1.001          1.042               --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)..................................  2006      1.002          1.049               --

  MSF MetLife Moderate Allocation Subaccount (4/06)..  2006      1.002          1.054               --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)..................................  2006      1.002          1.059               --

  MSF MFS Total Return Subaccount (Class F) (4/06)...  2006      1.237          1.321            3,661

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2006      0.996          1.050           18,356

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2006      0.998          1.068               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2006      1.126          1.114               --
                                                       2005      1.121          1.126               --
                                                       2004      1.047          1.121               --
                                                       2003      1.000          1.047               --

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2006      1.066          1.088               --
                                                       2005      1.058          1.066               --
                                                       2004      1.026          1.058               --
                                                       2003      1.000          1.026               --

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2006      1.490          1.871               --
                                                       2005      1.350          1.490               --
                                                       2004      1.182          1.350               --
                                                       2003      1.000          1.182               --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2006      1.617          1.864            5,886
                                                       2005      1.536          1.617            5,886
                                                       2004      1.238          1.536               --
                                                       2003      1.000          1.238               --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/01).............................................  2006      1.274          1.356               --
                                                       2005      1.192          1.274               --
                                                       2004      1.138          1.192               --
                                                       2003      1.000          1.138               --

  Travelers Equity Income Subaccount (11/99).........  2006      1.258          1.322               --
                                                       2005      1.225          1.258               --
                                                       2004      1.134          1.225               --
                                                       2003      1.000          1.134               --

  Travelers Large Cap Subaccount (11/99).............  2006      1.259          1.297               --
                                                       2005      1.178          1.259               --
                                                       2004      1.125          1.178               --
                                                       2003      1.000          1.125               --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.077          1.144               --
                                                       2005      1.007          1.077               --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.030          1.034               --
                                                       2005      1.000          1.030               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.045          1.082               --
                                                       2005      1.000          1.045               --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.064          1.110               --
                                                       2005      0.999          1.064               --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05).....................  2006      1.037          1.057               --
                                                       2005      1.008          1.037               --

  Travelers Managed Income Subaccount (11/99)........  2006      1.039          1.028               --
                                                       2005      1.042          1.039               --
                                                       2004      1.031          1.042               --
                                                       2003      1.000          1.031               --

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      1.370          1.454               --
                                                       2005      1.243          1.370               --
                                                       2004      1.091          1.243               --
                                                       2003      1.000          1.091               --

  Travelers MFS Mid Cap Growth Subaccount (5/00).....  2006      1.288          1.363               --
                                                       2005      1.272          1.288               --
                                                       2004      1.133          1.272               --
                                                       2003      1.000          1.133               --

  Travelers MFS Total Return Subaccount (11/99)......  2006      1.198          1.237               --
                                                       2005      1.184          1.198            3,668
                                                       2004      1.080          1.184            3,677
                                                       2003      1.000          1.080            3,680

  Travelers MFS Value Subaccount (7/04)..............  2006      1.172          1.266               --
                                                       2005      1.120          1.172               --
                                                       2004      0.993          1.120               --

  Travelers Mondrian International Stock Subaccount
  (5/00).............................................  2006      1.422          1.632               --
                                                       2005      1.320          1.422               --
                                                       2004      1.160          1.320               --
                                                       2003      1.000          1.160               --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.285          1.363               --
                                                       2005      1.233          1.285            5,809
                                                       2004      1.129          1.233            5,817
                                                       2003      1.000          1.129            5,820

  Travelers Pioneer Mid Cap Value Subaccount (5/05)..  2006      1.061          1.117               --
                                                       2005      1.000          1.061               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Pioneer Strategic Income Subaccount
  (6/00).............................................  2006      1.201          1.213               --
                                                       2005      1.179          1.201               --
                                                       2004      1.081          1.179               --
                                                       2003      1.000          1.081               --

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.216          1.268               --
                                                       2005      1.212          1.216               --
                                                       2004      1.118          1.212               --
                                                       2003      1.000          1.118               --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)..................................  2006      1.135          1.306               --
                                                       2005      1.032          1.135               --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.108          1.270               --
                                                       2005      1.000          1.108               --

  Travelers Van Kampen Enterprise Subaccount
  (11/99)............................................  2006      1.223          1.269               --
                                                       2005      1.154          1.223               --
                                                       2004      1.130          1.154               --
                                                       2003      1.000          1.130               --

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (11/99).........................................  2006      1.247          1.261               --
                                                       2005      1.175          1.247               --
                                                       2004      1.117          1.175               --
                                                       2003      1.000          1.117               --

Variable Insurance Products Fund
  VIP Contrafund Subaccount (Service Class) (11/99)..  2006      1.489          1.633               --
                                                       2005      1.296          1.489               --
                                                       2004      1.143          1.296               --
                                                       2003      1.000          1.143               --

  VIP Mid Cap Subaccount (Service Class 2) (5/01)....  2006      1.706          1.885           27,692
                                                       2005      1.470          1.706           27,718
                                                       2004      1.200          1.470           30,307
                                                       2003      1.000          1.200           16,388

                       SEPARATE ACCOUNT CHARGES 1.80% (B)


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.145          1.196                 --
                                                       2005      1.115          1.145            168,472
                                                       2004      1.020          1.115            148,290
                                                       2003      0.786          1.020            148,070
                                                       2002      0.980          0.786            193,818

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      0.740          0.722                 --
                                                       2005      0.656          0.740          1,737,738
                                                       2004      0.616          0.656          2,422,021
                                                       2003      0.509          0.616          2,534,558
                                                       2002      0.749          0.509          2,761,613
                                                       2001      0.836          0.749          2,203,655

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.218          1.440         13,657,569
                                                       2005      1.087          1.218         13,499,365
                                                       2004      0.975          1.087         14,038,586
                                                       2003      0.734          0.975         12,687,639
                                                       2002      0.875          0.734          8,371,123
                                                       2001      0.993          0.875          1,544,419

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.230          1.332         17,694,815
                                                       2005      1.078          1.230         18,663,020
                                                       2004      0.975          1.078         17,617,208
                                                       2003      0.726          0.975         16,287,152
                                                       2002      0.978          0.726         10,871,684
                                                       2001      1.088          0.978          4,340,090

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2006      1.297          1.468         21,164,791
                                                       2005      1.248          1.297         21,344,424
                                                       2004      1.151          1.248         21,686,362
                                                       2003      0.885          1.151         19,684,170
                                                       2002      1.104          0.885         13,136,644
                                                       2001      1.121          1.104          2,553,991

Capital Appreciation Fund
  Capital Appreciation Fund (5/00)...................  2006      0.662          0.655                 --
                                                       2005      0.571          0.662            505,995
                                                       2004      0.486          0.571            277,389
                                                       2003      0.396          0.486            346,932
                                                       2002      0.538          0.396            407,014
                                                       2001      0.634          0.538            649,555

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/00).............................................  2006      2.298          2.994                 --
                                                       2005      2.183          2.298            185,547
                                                       2004      1.692          2.183            184,395
                                                       2003      1.285          1.692            183,010
                                                       2002      1.252          1.285            145,664
                                                       2001      1.146          1.252             11,465

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.304          1.417                 --
                                                       2005      1.205          1.304             29,766
                                                       2004      1.074          1.205             21,094
                                                       2003      1.000          1.074                 --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)................................  2006      1.301          1.449                 --
                                                       2005      1.203          1.301             86,508
                                                       2004      1.067          1.203             38,258
                                                       2003      1.000          1.067                 --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2006      1.050          1.219            364,583
                                                       2005      1.028          1.050            255,534

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2006      0.853          0.911            246,241
                                                       2005      0.829          0.853            251,441
                                                       2004      0.757          0.829            278,131
                                                       2003      0.562          0.757            316,594
                                                       2002      0.802          0.562            279,521
                                                       2001      0.826          0.802            263,943

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.244          1.447                 --
                                                       2005      1.146          1.244            463,669
                                                       2004      1.036          1.146            519,463
                                                       2003      0.842          1.036            339,300
                                                       2002      0.996          0.842             10,755

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2006      2.214          2.785            326,263
                                                       2005      1.769          2.214            293,516
                                                       2004      1.444          1.769            127,549
                                                       2003      1.000          1.444             81,239

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2006      1.151          1.372          1,809,044
                                                       2005      1.063          1.151          1,501,530
                                                       2004      0.913          1.063          1,163,252
                                                       2003      0.703          0.913            926,381
                                                       2002      0.879          0.703            848,308
                                                       2001      1.028          0.879            629,693

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (6/02)...................................  2006      1.249          1.494                 --
                                                       2005      1.168          1.249             95,208
                                                       2004      1.025          1.168             60,904
                                                       2003      0.790          1.025             36,914
                                                       2002      0.980          0.790             14,815

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2006      0.486          0.541            499,430
                                                       2005      0.442          0.486            479,290
                                                       2004      0.373          0.442            504,404
                                                       2003      0.282          0.373            577,215
                                                       2002      0.399          0.282            768,122
                                                       2001      0.535          0.399            957,864

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.536          1.720                 --
                                                       2005      1.503          1.536            187,492
                                                       2004      1.332          1.503            143,569
                                                       2003      1.000          1.332            110,206

Legg Mason Partners Investment Series
  LMPIS Dividend Strategy Subaccount (5/01)..........  2006      0.782          0.906            301,436
                                                       2005      0.798          0.782            370,785
                                                       2004      0.786          0.798            311,117
                                                       2003      0.648          0.786            308,611
                                                       2002      0.891          0.648            438,194
                                                       2001      1.008          0.891             50,962

  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2006      0.893          0.941            212,210
                                                       2005      0.855          0.893            213,006
                                                       2004      0.846          0.855            296,625
                                                       2003      0.641          0.846            353,158
                                                       2002      0.892          0.641            325,735
                                                       2001      1.000          0.892            254,423

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunties Subaccount
  (5/01).............................................  2006      1.123          1.245            270,374
                                                       2005      1.090          1.123            242,488
                                                       2004      0.960          1.090            231,928
                                                       2003      0.688          0.960            199,188
                                                       2002      0.943          0.688             98,063
                                                       2001      0.987          0.943             17,285

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2006      1.314          1.524          1,886,357
                                                       2005      1.286          1.314          2,155,632
                                                       2004      1.209          1.286          2,291,751
                                                       2003      0.885          1.209          2,556,109
                                                       2002      1.203          0.885          2,730,229
                                                       2001      1.252          1.203          1,624,219

  LMPVPI Investors Subaccount (Class I) (11/99)......  2006      1.206          1.401            907,943
                                                       2005      1.153          1.206          1,105,738
                                                       2004      1.064          1.153          1,177,171
                                                       2003      0.818          1.064          1,323,286
                                                       2002      1.083          0.818          1,169,456
                                                       2001      1.168          1.083          1,074,948

  LMPVPI Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2006      1.388          1.537            592,814
                                                       2005      1.347          1.388            604,912
                                                       2004      1.191          1.347            574,902
                                                       2003      0.815          1.191            576,668
                                                       2002      1.270          0.815            485,599
                                                       2001      1.276          1.270            272,556

Legg Mason Partners Variable Portfolios II
  LMPVPII Appreciation Subaccount (11/99)............  2006      1.047          1.180          3,012,917
                                                       2005      1.022          1.047          3,208,097
                                                       2004      0.956          1.022          3,542,077
                                                       2003      0.782          0.956          3,677,132
                                                       2002      0.965          0.782          3,047,877
                                                       2001      1.009          0.965          1,776,997

  LMPVPII Diversified Strategic Income Subaccount
  (11/99)............................................  2006      1.222          1.265          1,005,802
                                                       2005      1.214          1.222          1,078,926
                                                       2004      1.157          1.214          1,402,899
                                                       2003      1.055          1.157          1,827,618
                                                       2002      1.024          1.055            839,370
                                                       2001      1.045          1.024            893,723

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPII Equity Index Subaccount (Class II)
  (11/99)............................................  2006      0.866          0.980          1,229,220
                                                       2005      0.846          0.866          1,303,137
                                                       2004      0.781          0.846          1,710,378
                                                       2003      0.623          0.781          1,904,694
                                                       2002      0.817          0.623          1,645,211
                                                       2001      0.885          0.817          2,026,387

  LMPVPII Fundamental Value Subaccount (11/99).......  2006      1.332          1.528          5,544,971
                                                       2005      1.294          1.332          6,348,605
                                                       2004      1.217          1.294          7,138,888
                                                       2003      0.894          1.217          7,499,816
                                                       2002      1.157          0.894          7,710,583
                                                       2001      1.232          1.157          4,922,412

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount (9/03)..  2006      0.997          1.020             20,545
                                                       2005      0.992          0.997             12,967
                                                       2004      0.998          0.992            134,836
                                                       2003      1.000          0.998              1,896

  LMPVPIII Aggressive Growth Subaccount (11/99)......  2006      1.344          1.436          6,770,801
                                                       2005      1.225          1.344          7,517,429
                                                       2004      1.135          1.225          7,989,741
                                                       2003      0.859          1.135          8,426,576
                                                       2002      1.298          0.859          7,951,344
                                                       2001      1.316          1.298          4,928,732

  LMPVPIII High Income Subaccount (11/99)............  2006      1.130          1.231          1,084,539
                                                       2005      1.121          1.130          1,273,841
                                                       2004      1.033          1.121          1,472,120
                                                       2003      0.825          1.033          1,602,990
                                                       2002      0.868          0.825          1,194,393
                                                       2001      0.994          0.868            839,928

  LMPVPIII Large Cap Growth Subaccount (11/99).......  2006      0.936          0.961          3,448,306
                                                       2005      0.905          0.936          3,967,847
                                                       2004      0.918          0.905          4,418,490
                                                       2003      0.634          0.918          4,722,739
                                                       2002      0.858          0.634          3,981,401
                                                       2001      0.916          0.858          4,414,564

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPIII Mid Cap Core Subaccount (11/99)...........  2006      1.397          1.575          1,003,790
                                                       2005      1.313          1.397          1,079,722
                                                       2004      1.211          1.313          1,323,755
                                                       2003      0.950          1.211          1,414,246
                                                       2002      1.196          0.950          1,135,832
                                                       2001      1.260          1.196            964,441

  LMPVPIII Money Market Subaccount (11/99)...........  2006      1.052          1.081          3,283,341
                                                       2005      1.042          1.052          2,013,835
                                                       2004      1.051          1.042          2,677,978
                                                       2003      1.063          1.051          3,107,302
                                                       2002      1.069          1.063          6,655,526
                                                       2001      1.057          1.069          3,792,004

Legg Mason Partners Variable Portfolios IV
  LMPVPIV Multiple Discipline Subaccount-All Cap
  Growth and Value (10/02)...........................  2006      1.482          1.654            808,923
                                                       2005      1.434          1.482            961,372
                                                       2004      1.369          1.434          1,130,241
                                                       2003      1.060          1.369          1,552,275
                                                       2002      1.000          1.060             64,335

  LMPVPIV Multiple Discipline Subaccount-Balanced All
  Cap Growth and Value (10/02).......................  2006      1.312          1.424          2,102,595
                                                       2005      1.281          1.312          1,943,861
                                                       2004      1.242          1.281          1,469,076
                                                       2003      1.037          1.242          1,212,059
                                                       2002      1.000          1.037             85,778

  LMPVPIV Multiple Discipline Subaccount-Global All
  Cap Growth and Value (10/02).......................  2006      1.571          1.778            361,800
                                                       2005      1.502          1.571            444,497
                                                       2004      1.387          1.502            375,028
                                                       2003      1.073          1.387            202,888
                                                       2002      1.000          1.073             33,025

  LMPVPIV Multiple Discipline Subaccount-Large Cap
  Growth and Value (11/02)...........................  2006      1.443          1.592            161,382
                                                       2005      1.419          1.443            175,841
                                                       2004      1.353          1.419            181,446
                                                       2003      1.068          1.353            123,563
                                                       2002      1.000          1.068                 --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2006      1.393          1.604            307,543
                                                       2005      1.373          1.393            290,785
                                                       2004      1.241          1.373            139,195
                                                       2003      1.000          1.241             69,924

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2006      1.627          1.793            611,811
                                                       2005      1.531          1.627            695,119
                                                       2004      1.256          1.531            579,899
                                                       2003      1.000          1.256            184,059

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2006      0.934          0.988            825,415

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.269          1.351             90,298

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2006      1.035          1.139            573,755

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      0.655          0.671            386,705

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2006      1.001          1.074            872,387

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2006      1.015          1.071            127,962

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      0.973          0.960            161,496

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2006      1.305          1.294                928

  MIST MFS Value Subaccount (Class A) (4/06).........  2006      1.264          1.395            476,839

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2006      1.003          1.218            536,697

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2006      1.462          1.570              4,714

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.116          1.173              6,324

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2006      1.388          1.435            140,064

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2006      1.003          1.027            402,744

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2006      0.595          0.580            972,237

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2006      1.181          1.224            856,155

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2006      0.718          0.737            161,739

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2006      0.822          0.832          1,597,235

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2006      1.313          1.345            961,336

  MSF MetLife Aggressive Allocation Subaccount
  (4/06).............................................  2006      1.002          1.059             47,700

  MSF MetLife Conservative Allocation Subaccount
  (4/06).............................................  2006      1.001          1.041                 --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)..................................  2006      1.002          1.048            116,832

  MSF MetLife Moderate Allocation Subaccount (4/06)..  2006      1.002          1.053          1,137,572

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)..................................  2006      1.002          1.058            413,868

  MSF MFS Total Return Subaccount (Class F) (4/06)...  2006      1.375          1.468         11,377,250

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2006      0.996          1.050            403,058

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2006      0.998          1.067          1,100,035

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2006      1.121          1.109            455,584
                                                       2005      1.118          1.121            507,343
                                                       2004      1.045          1.118            966,189
                                                       2003      1.000          1.045             66,862

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2006      1.203          1.227          3,876,869
                                                       2005      1.195          1.203          4,170,974
                                                       2004      1.160          1.195          4,288,696
                                                       2003      1.125          1.160          4,958,737
                                                       2002      1.050          1.125          7,601,486
                                                       2001      1.009          1.050          1,040,045

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2006      1.098          1.377            212,109
                                                       2005      0.996          1.098            158,085
                                                       2004      0.873          0.996            146,052
                                                       2003      0.691          0.873            211,713
                                                       2002      0.855          0.691            322,648
                                                       2001      0.982          0.855             86,605

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2006      1.669          1.923            417,164
                                                       2005      1.588          1.669            463,651
                                                       2004      1.281          1.588            465,147
                                                       2003      0.871          1.281            572,206
                                                       2002      1.086          0.871            653,195
                                                       2001      1.047          1.086            141,792

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/01).............................................  2006      0.914          0.973                 --
                                                       2005      0.856          0.914            169,742
                                                       2004      0.818          0.856            171,322
                                                       2003      0.644          0.818            221,463
                                                       2002      0.862          0.644            139,857
                                                       2001      0.972          0.862            898,773

  Travelers Equity Income Subaccount (11/99).........  2006      1.250          1.313                 --
                                                       2005      1.218          1.250            995,006
                                                       2004      1.129          1.218          1,068,502
                                                       2003      0.876          1.129          1,009,582
                                                       2002      1.037          0.876          1,084,598
                                                       2001      1.099          1.037            993,080

  Travelers Large Cap Subaccount (11/99).............  2006      0.798          0.822                 --
                                                       2005      0.747          0.798            781,209
                                                       2004      0.714          0.747            869,453
                                                       2003      0.583          0.714            855,552
                                                       2002      0.769          0.583            677,781
                                                       2001      0.864          0.769            439,291

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.076          1.143                 --
                                                       2005      1.007          1.076             33,731

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.029          1.033                 --
                                                       2005      1.000          1.029                 --

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.045          1.081                 --
                                                       2005      1.000          1.045                 --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.063          1.109                 --
                                                       2005      0.999          1.063            344,293

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05).....................  2006      1.036          1.056                 --
                                                       2005      1.008          1.036            110,884

  Travelers Managed Income Subaccount (11/99)........  2006      1.193          1.181                 --
                                                       2005      1.198          1.193            992,587
                                                       2004      1.186          1.198          1,256,804
                                                       2003      1.114          1.186          2,050,418
                                                       2002      1.110          1.114          1,264,864
                                                       2001      1.095          1.110            630,893

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      0.881          0.934                 --
                                                       2005      0.800          0.881            861,839
                                                       2004      0.703          0.800            783,000
                                                       2003      0.591          0.703            735,879
                                                       2002      0.803          0.591            698,259
                                                       2001      0.951          0.803            662,621

  Travelers MFS Mid Cap Growth Subaccount (5/00).....  2006      0.563          0.595                 --
                                                       2005      0.556          0.563          1,006,935
                                                       2004      0.496          0.556            224,455
                                                       2003      0.369          0.496            243,051
                                                       2002      0.734          0.369            281,572
                                                       2001      0.847          0.734            107,322

  Travelers MFS Total Return Subaccount (11/99)......  2006      1.333          1.375                 --
                                                       2005      1.318          1.333         11,368,224
                                                       2004      1.204          1.318         11,877,187
                                                       2003      1.052          1.204         10,446,839
                                                       2002      1.131          1.052          7,540,877
                                                       2001      1.155          1.131          3,539,246

  Travelers MFS Value Subaccount (7/04)..............  2006      1.170          1.264                 --
                                                       2005      1.119          1.170            336,557
                                                       2004      0.993          1.119                 --

  Travelers Mondrian International Stock Subaccount
  (5/00).............................................  2006      0.902          1.035                 --
                                                       2005      0.838          0.902            380,664
                                                       2004      0.737          0.838            222,987
                                                       2003      0.584          0.737            138,766
                                                       2002      0.683          0.584             53,081
                                                       2001      0.891          0.683             25,354

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.379          1.462                 --
                                                       2005      1.325          1.379              6,594
                                                       2004      1.214          1.325              6,543
                                                       2003      1.000          1.214                 --

  Travelers Pioneer Mid Cap Value Subaccount (5/05)..  2006      1.061          1.116                 --
                                                       2005      1.000          1.061              2,137

  Travelers Pioneer Strategic Income Subaccount
  (6/00).............................................  2006      1.375          1.388                 --
                                                       2005      1.350          1.375            137,201
                                                       2004      1.239          1.350             27,029
                                                       2003      1.055          1.239              2,981
                                                       2002      1.015          1.055             17,525
                                                       2001      1.031          1.015              7,608

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Strategic Equity Subaccount (11/99)......  2006      0.725          0.756                 --
                                                       2005      0.724          0.725          1,165,219
                                                       2004      0.668          0.724          1,352,969
                                                       2003      0.513          0.668          1,595,899
                                                       2002      0.787          0.513          1,454,962
                                                       2001      0.916          0.787          1,336,240

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)..................................  2006      1.134          1.305                 --
                                                       2005      1.032          1.134                 --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.107          1.269                 --
                                                       2005      1.000          1.107              9,121

  Travelers Van Kampen Enterprise Subaccount
  (11/99)............................................  2006      0.692          0.718                 --
                                                       2005      0.653          0.692            142,322
                                                       2004      0.641          0.653            162,682
                                                       2003      0.519          0.641            211,308
                                                       2002      0.748          0.519            239,297
                                                       2001      0.819          0.748            269,829

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (11/99).........................................  2006      0.766          0.774          1,012,027
                                                       2005      0.722          0.766          1,132,121
                                                       2004      0.687          0.722          1,326,872
                                                       2003      0.549          0.687          1,838,477
                                                       2002      0.829          0.549          2,153,337
                                                       2001      1.026          0.829          1,864,780

Variable Insurance Products Fund
  VIP Contrafund Subaccount (Service Class) (11/99)..  2006      1.312          1.438          1,199,063
                                                       2005      1.143          1.312          1,150,674
                                                       2004      1.009          1.143          1,099,601
                                                       2003      0.800          1.009            569,672
                                                       2002      0.900          0.800            850,748
                                                       2001      0.956          0.900            549,352

  VIP Mid Cap Subaccount (Service Class 2) (5/01)....  2006      1.746          1.928            716,973
                                                       2005      1.507          1.746            802,560
                                                       2004      1.230          1.507            814,467
                                                       2003      0.906          1.230            653,619
                                                       2002      1.025          0.906            307,773
                                                       2001      0.992          1.025              7,278

                         SEPARATE ACCOUNT CHARGES 1.85%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.257          1.313                --
                                                       2005      1.224          1.257                --
                                                       2004      1.121          1.224                --
                                                       2003      1.000          1.121                --

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.312          1.279                --
                                                       2005      1.163          1.312             9,868
                                                       2004      1.094          1.163             9,271
                                                       2003      1.000          1.094                --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.483          1.753           190,511
                                                       2005      1.324          1.483           192,656
                                                       2004      1.188          1.324           153,924
                                                       2003      1.000          1.188                --

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.449          1.568           466,594
                                                       2005      1.270          1.449           472,693
                                                       2004      1.150          1.270           479,818
                                                       2003      1.000          1.150            44,022

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2006      1.292          1.461         1,535,674
                                                       2005      1.244          1.292         1,549,452
                                                       2004      1.148          1.244         1,427,039
                                                       2003      1.000          1.148             6,912

Capital Appreciation Fund
  Capital Appreciation Fund (5/00)...................  2006      1.560          1.542                --
                                                       2005      1.344          1.560            69,179
                                                       2004      1.146          1.344                --
                                                       2003      1.000          1.146                --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/00).............................................  2006      1.552          2.021                --
                                                       2005      1.475          1.552           129,943
                                                       2004      1.144          1.475                --
                                                       2003      1.000          1.144                --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.302          1.415                --
                                                       2005      1.204          1.302            10,550
                                                       2004      1.074          1.204                --
                                                       2003      1.000          1.074                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)................................  2006      1.299          1.447                --
                                                       2005      1.202          1.299            22,867
                                                       2004      1.067          1.202                --
                                                       2003      1.000          1.067                --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2006      1.049          1.218                --
                                                       2005      1.027          1.049                --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2006      1.344          1.434            19,101
                                                       2005      1.306          1.344            19,104
                                                       2004      1.193          1.306            19,107
                                                       2003      1.000          1.193                --

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.342          1.560                --
                                                       2005      1.236          1.342            82,653
                                                       2004      1.118          1.236            29,759
                                                       2003      1.000          1.118                --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2006      1.936          2.434           175,387
                                                       2005      1.547          1.936           175,863
                                                       2004      1.264          1.547           120,614
                                                       2003      1.000          1.264                --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2006      1.481          1.765            67,492
                                                       2005      1.369          1.481            69,043
                                                       2004      1.176          1.369            49,391
                                                       2003      1.000          1.176                --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (6/02)...................................  2006      1.415          1.692                --
                                                       2005      1.324          1.415             3,963
                                                       2004      1.162          1.324                --
                                                       2003      1.000          1.162                --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2006      1.486          1.653                --
                                                       2005      1.351          1.486                --
                                                       2004      1.143          1.351                --
                                                       2003      1.000          1.143                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.352          1.514                --
                                                       2005      1.324          1.352            16,111
                                                       2004      1.174          1.324             8,143
                                                       2003      1.000          1.174                --

Legg Mason Partners Investment Series
  LMPIS Dividend Strategy Subaccount (5/01)..........  2006      1.096          1.269            26,358
                                                       2005      1.119          1.096            26,361
                                                       2004      1.102          1.119            26,364
                                                       2003      1.000          1.102                --

  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2006      1.214          1.280            12,173
                                                       2005      1.164          1.214            12,175
                                                       2004      1.152          1.164            12,177
                                                       2003      1.000          1.152                --

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunties Subaccount
  (5/01).............................................  2006      1.444          1.600             1,945
                                                       2005      1.402          1.444             1,947
                                                       2004      1.236          1.402             1,948
                                                       2003      1.000          1.236                --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2006      1.272          1.475                --
                                                       2005      1.245          1.272                --
                                                       2004      1.171          1.245                --
                                                       2003      1.000          1.171                --

  LMPVPI Investors Subaccount (Class I) (11/99)......  2006      1.301          1.510             4,579
                                                       2005      1.244          1.301             5,671
                                                       2004      1.148          1.244             6,842
                                                       2003      1.000          1.148                --

  LMPVPI Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2006      1.440          1.594            23,159
                                                       2005      1.399          1.440            23,159
                                                       2004      1.238          1.399            23,159
                                                       2003      1.000          1.238            23,159

Legg Mason Partners Variable Portfolios II
  LMPVPII Appreciation Subaccount (11/99)............  2006      1.225          1.381            99,147
                                                       2005      1.197          1.225           101,192
                                                       2004      1.120          1.197            90,153
                                                       2003      1.000          1.120            25,015

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPII Diversified Strategic Income Subaccount
  (11/99)............................................  2006      1.116          1.155             7,839
                                                       2005      1.109          1.116             8,178
                                                       2004      1.058          1.109             9,681
                                                       2003      1.000          1.058             5,840

  LMPVPII Equity Index Subaccount (Class II)
  (11/99)............................................  2006      1.252          1.415           193,468
                                                       2005      1.224          1.252           193,468
                                                       2004      1.131          1.224           149,335
                                                       2003      1.000          1.131                --

  LMPVPII Fundamental Value Subaccount (11/99).......  2006      1.278          1.466           123,720
                                                       2005      1.243          1.278           125,924
                                                       2004      1.170          1.243           223,940
                                                       2003      1.000          1.170            43,361

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount (9/03)..  2006      0.996          1.018                --
                                                       2005      0.991          0.996                --
                                                       2004      0.998          0.991                --
                                                       2003      1.000          0.998                --

  LMPVPIII Aggressive Growth Subaccount (11/99)......  2006      1.345          1.436           128,256
                                                       2005      1.227          1.345           126,773
                                                       2004      1.137          1.227           117,319
                                                       2003      1.000          1.137            24,476

  LMPVPIII High Income Subaccount (11/99)............  2006      1.204          1.312            34,308
                                                       2005      1.195          1.204            35,763
                                                       2004      1.102          1.195            16,389
                                                       2003      1.000          1.102             5,662

  LMPVPIII Large Cap Growth Subaccount (11/99).......  2006      1.190          1.222            10,214
                                                       2005      1.152          1.190            10,223
                                                       2004      1.170          1.152             9,503
                                                       2003      1.000          1.170                --

  LMPVPIII Mid Cap Core Subaccount (11/99)...........  2006      1.336          1.506            74,121
                                                       2005      1.257          1.336            74,707
                                                       2004      1.159          1.257            74,720
                                                       2003      1.000          1.159            21,686

  LMPVPIII Money Market Subaccount (11/99)...........  2006      0.994          1.021                --
                                                       2005      0.985          0.994            66,407
                                                       2004      0.995          0.985                --
                                                       2003      1.000          0.995                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios IV
  LMPVPIV Multiple Discipline Subaccount-All Cap
  Growth and Value (10/02)...........................  2006      1.222          1.363           601,288
                                                       2005      1.183          1.222           601,392
                                                       2004      1.130          1.183           749,006
                                                       2003      1.000          1.130           365,894

  LMPVPIV Multiple Discipline Subaccount-Balanced All
  Cap Growth and Value (10/02).......................  2006      1.150          1.247            59,742
                                                       2005      1.124          1.150            59,773
                                                       2004      1.090          1.124            59,805
                                                       2003      1.000          1.090                --

  LMPVPIV Multiple Discipline Subaccount-Global All
  Cap Growth and Value (10/02).......................  2006      1.292          1.461           506,407
                                                       2005      1.235          1.292           467,506
                                                       2004      1.141          1.235            88,305
                                                       2003      1.000          1.141                --

  LMPVPIV Multiple Discipline Subaccount-Large Cap
  Growth and Value (11/02)...........................  2006      1.197          1.319             2,183
                                                       2005      1.177          1.197             2,184
                                                       2004      1.123          1.177             2,186
                                                       2003      1.000          1.123                --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2006      1.279          1.473            50,463
                                                       2005      1.262          1.279            50,469
                                                       2004      1.141          1.262             7,853
                                                       2003      1.000          1.141             1,380

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2006      1.497          1.649           244,771
                                                       2005      1.409          1.497           245,762
                                                       2004      1.157          1.409           142,694
                                                       2003      1.000          1.157            21,860

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2006      1.448          1.531                --

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.268          1.350                --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2006      1.626          1.789            29,585

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.542          1.579                --

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2006      1.001          1.074           118,473

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2006      1.015          1.070                --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.351          1.332           152,266

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2006      1.304          1.292                --

  MIST MFS Value Subaccount (Class A) (4/06).........  2006      1.262          1.393            23,999

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2006      1.003          1.218           306,869

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2006      1.357          1.457                --

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.115          1.172                --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2006      1.208          1.249            22,356

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2006      1.003          1.027            56,360

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2006      1.357          1.323                --

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2006      1.024          1.061            70,649

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2006      1.264          1.297                --

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2006      1.292          1.307                --

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2006      1.316          1.348                --

  MSF MetLife Aggressive Allocation Subaccount
  (4/06).............................................  2006      1.002          1.059                --

  MSF MetLife Conservative Allocation Subaccount
  (4/06).............................................  2006      1.001          1.041                --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)..................................  2006      1.002          1.047            27,695

  MSF MetLife Moderate Allocation Subaccount (4/06)..  2006      1.002          1.053                --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)..................................  2006      1.002          1.058           421,937

  MSF MFS Total Return Subaccount (Class F) (4/06)...  2006      1.231          1.314            59,180

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2006      0.996          1.049            20,465

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2006      0.998          1.067            12,421

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2006      1.122          1.109            38,942
                                                       2005      1.119          1.122            38,952
                                                       2004      1.047          1.119            15,246
                                                       2003      1.000          1.047             1,446

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2006      1.062          1.082            98,403
                                                       2005      1.056          1.062            98,403
                                                       2004      1.025          1.056            36,092
                                                       2003      1.000          1.025            25,954

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2006      1.484          1.861                --
                                                       2005      1.348          1.484                --
                                                       2004      1.181          1.348                --
                                                       2003      1.000          1.181                --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2006      1.611          1.855            96,041
                                                       2005      1.533          1.611            96,396
                                                       2004      1.237          1.533             7,466
                                                       2003      1.000          1.237                --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/01).............................................  2006      1.270          1.351                --
                                                       2005      1.189          1.270           152,266
                                                       2004      1.138          1.189           152,252
                                                       2003      1.000          1.138                --

  Travelers Equity Income Subaccount (11/99).........  2006      1.254          1.316                --
                                                       2005      1.223          1.254                --
                                                       2004      1.133          1.223                --
                                                       2003      1.000          1.133                --

  Travelers Large Cap Subaccount (11/99).............  2006      1.254          1.292                --
                                                       2005      1.176          1.254                --
                                                       2004      1.124          1.176                --
                                                       2003      1.000          1.124                --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.076          1.143                --
                                                       2005      1.007          1.076                --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.029          1.032                --
                                                       2005      1.000          1.029                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.044          1.081                --
                                                       2005      1.000          1.044                --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.063          1.108                --
                                                       2005      0.999          1.063           381,359

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05).....................  2006      1.036          1.055                --
                                                       2005      1.008          1.036            26,298

  Travelers Managed Income Subaccount (11/99)........  2006      1.035          1.024                --
                                                       2005      1.040          1.035            72,576
                                                       2004      1.030          1.040            72,586
                                                       2003      1.000          1.030            72,590

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      1.365          1.448                --
                                                       2005      1.241          1.365                --
                                                       2004      1.091          1.241                --
                                                       2003      1.000          1.091                --

  Travelers MFS Mid Cap Growth Subaccount (5/00).....  2006      1.284          1.357                --
                                                       2005      1.269          1.284                --
                                                       2004      1.133          1.269                --
                                                       2003      1.000          1.133                --

  Travelers MFS Total Return Subaccount (11/99)......  2006      1.194          1.231                --
                                                       2005      1.181          1.194            61,038
                                                       2004      1.080          1.181            65,315
                                                       2003      1.000          1.080             8,740

  Travelers MFS Value Subaccount (7/04)..............  2006      1.169          1.262                --
                                                       2005      1.119          1.169            24,007
                                                       2004      0.993          1.119            12,670

  Travelers Mondrian International Stock Subaccount
  (5/00).............................................  2006      1.417          1.626                --
                                                       2005      1.318          1.417            30,763
                                                       2004      1.160          1.318            31,131
                                                       2003      1.000          1.160            21,973

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.280          1.357                --
                                                       2005      1.231          1.280                --
                                                       2004      1.128          1.231                --
                                                       2003      1.000          1.128                --

  Travelers Pioneer Mid Cap Value Subaccount (5/05)..  2006      1.061          1.115                --
                                                       2005      1.000          1.061                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Pioneer Strategic Income Subaccount
  (6/00).............................................  2006      1.197          1.208                --
                                                       2005      1.176          1.197            22,356
                                                       2004      1.080          1.176                --
                                                       2003      1.000          1.080                --

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.211          1.263                --
                                                       2005      1.209          1.211                --
                                                       2004      1.118          1.209                --
                                                       2003      1.000          1.118                --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)..................................  2006      1.134          1.304                --
                                                       2005      1.032          1.134                --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.107          1.268                --
                                                       2005      1.000          1.107                --

  Travelers Van Kampen Enterprise Subaccount
  (11/99)............................................  2006      1.219          1.264                --
                                                       2005      1.152          1.219                --
                                                       2004      1.129          1.152                --
                                                       2003      1.000          1.129                --

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (11/99).........................................  2006      1.243          1.255            27,729
                                                       2005      1.173          1.243            27,732
                                                       2004      1.116          1.173             4,483
                                                       2003      1.000          1.116                --

Variable Insurance Products Fund
  VIP Contrafund Subaccount (Service Class) (11/99)..  2006      1.483          1.625           106,958
                                                       2005      1.293          1.483           106,968
                                                       2004      1.142          1.293            65,466
                                                       2003      1.000          1.142                --

  VIP Mid Cap Subaccount (Service Class 2) (5/01)....  2006      1.700          1.876           151,053
                                                       2005      1.467          1.700           150,707
                                                       2004      1.199          1.467            47,014
                                                       2003      1.000          1.199                --

                         SEPARATE ACCOUNT CHARGES 1.90%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.011          1.056               --
                                                       2005      1.000          1.011               --

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.159          1.130               --
                                                       2005      1.000          1.159               --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.120          1.324          181,275
                                                       2005      1.000          1.120          168,933

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.147          1.240          423,851
                                                       2005      1.000          1.147          313,562

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2006      1.042          1.178          429,613
                                                       2005      1.000          1.042          376,426

Capital Appreciation Fund
  Capital Appreciation Fund (5/00)...................  2006      1.169          1.156               --
                                                       2005      1.000          1.169               --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/00).............................................  2006      1.087          1.415               --
                                                       2005      1.000          1.087           66,535

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.080          1.173               --
                                                       2005      1.000          1.080               --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)................................  2006      1.106          1.232               --
                                                       2005      1.000          1.106               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2006      1.049          1.217           34,967
                                                       2005      1.027          1.049           26,268

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2006      1.055          1.125            8,631
                                                       2005      1.000          1.055            8,635

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.083          1.258               --
                                                       2005      1.000          1.083          162,991

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2006      1.211          1.523           29,157
                                                       2005      1.000          1.211            3,626

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2006      1.075          1.281          112,602
                                                       2005      1.000          1.075           24,059

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (6/02)...................................  2006      1.065          1.273               --
                                                       2005      1.000          1.065               --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2006      1.107          1.230               --
                                                       2005      1.000          1.107               --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.032          1.155               --
                                                       2005      1.000          1.032               --

Legg Mason Partners Investment Series
  LMPIS Dividend Strategy Subaccount (5/01)..........  2006      0.982          1.136               --
                                                       2005      1.000          0.982               --

  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2006      1.046          1.101               --
                                                       2005      1.000          1.046               --

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunties Subaccount
  (5/01).............................................  2006      1.078          1.194           41,796
                                                       2005      1.000          1.078               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2006      1.036          1.201               --
                                                       2005      1.000          1.036               --

  LMPVPI Investors Subaccount (Class I) (11/99)......  2006      1.049          1.217            2,670
                                                       2005      1.000          1.049            2,673

  LMPVPI Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2006      1.078          1.192               --
                                                       2005      1.000          1.078               --

Legg Mason Partners Variable Portfolios II
  LMPVPII Appreciation Subaccount (11/99)............  2006      1.016          1.145            8,391
                                                       2005      1.000          1.016            8,395

  LMPVPII Diversified Strategic Income Subaccount
  (11/99)............................................  2006      0.998          1.032               --
                                                       2005      1.000          0.998               --

  LMPVPII Equity Index Subaccount (Class II)
  (11/99)............................................  2006      1.029          1.162               --
                                                       2005      1.000          1.029               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPII Fundamental Value Subaccount (11/99).......  2006      1.042          1.194            2,805
                                                       2005      1.000          1.042            2,355

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount (9/03)..  2006      1.004          1.025               --
                                                       2005      1.000          1.004               --

  LMPVPIII Aggressive Growth Subaccount (11/99)......  2006      1.111          1.186            2,120
                                                       2005      1.000          1.111            1,784

  LMPVPIII High Income Subaccount (11/99)............  2006      1.000          1.089           36,587
                                                       2005      1.000          1.000           36,596

  LMPVPIII Large Cap Growth Subaccount (11/99).......  2006      1.058          1.086           35,852
                                                       2005      1.000          1.058           35,861

  LMPVPIII Mid Cap Core Subaccount (11/99)...........  2006      1.072          1.208            2,751
                                                       2005      1.000          1.072            2,312

  LMPVPIII Money Market Subaccount (11/99)...........  2006      1.009          1.036               --
                                                       2005      1.000          1.009               --

Legg Mason Partners Variable Portfolios IV
  LMPVPIV Multiple Discipline Subaccount-All Cap
  Growth and Value (10/02)...........................  2006      1.046          1.166          283,159
                                                       2005      1.000          1.046          273,181

  LMPVPIV Multiple Discipline Subaccount-Balanced All
  Cap Growth and Value (10/02).......................  2006      1.032          1.119          284,552
                                                       2005      1.000          1.032          211,715

  LMPVPIV Multiple Discipline Subaccount-Global All
  Cap Growth and Value (10/02).......................  2006      1.056          1.194          282,605
                                                       2005      1.000          1.056          219,327

  LMPVPIV Multiple Discipline Subaccount-Large Cap
  Growth and Value (11/02)...........................  2006      1.021          1.124           25,337
                                                       2005      1.000          1.021               --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2006      1.027          1.182          101,240
                                                       2005      1.000          1.027           92,966

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2006      1.076          1.185           51,794
                                                       2005      1.000          1.076           51,824

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2006      1.159          1.225               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.268          1.348               --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2006      1.229          1.351           28,638

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.156          1.183               --

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2006      1.001          1.074          231,203

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2006      1.015          1.070               --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.152          1.135               --

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2006      1.304          1.291               --

  MIST MFS Value Subaccount (Class A) (4/06).........  2006      1.120          1.236           44,940

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2006      1.003          1.218           81,292

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2006      1.110          1.191               --

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.115          1.171               --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2006      1.018          1.052           22,477

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2006      1.003          1.027               --

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2006      1.108          1.080           38,929

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2006      0.980          1.016               --

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2006      1.114          1.142               --

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2006      1.109          1.122               --

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2006      1.082          1.108           36,393

  MSF MetLife Aggressive Allocation Subaccount
  (4/06).............................................  2006      1.002          1.058               --

  MSF MetLife Conservative Allocation Subaccount
  (4/06).............................................  2006      1.001          1.041               --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)..................................  2006      1.002          1.047          249,695

  MSF MetLife Moderate Allocation Subaccount (4/06)..  2006      1.002          1.052           90,721

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)..................................  2006      1.002          1.057          149,081

  MSF MFS Total Return Subaccount (Class F) (4/06)...  2006      1.043          1.113           87,816

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2006      0.996          1.049            8,465

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2006      0.998          1.067               --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2006      0.993          0.981            7,942
                                                       2005      1.000          0.993            7,946

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2006      1.001          1.020           56,633
                                                       2005      1.000          1.001           76,851

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2006      1.099          1.377               --
                                                       2005      1.000          1.099               --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2006      1.056          1.216           39,275
                                                       2005      1.000          1.056           13,937

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/01).............................................  2006      1.083          1.152               --
                                                       2005      1.000          1.083               --

  Travelers Equity Income Subaccount (11/99).........  2006      1.031          1.082               --
                                                       2005      1.000          1.031           36,401

  Travelers Large Cap Subaccount (11/99).............  2006      1.077          1.109               --
                                                       2005      1.000          1.077               --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.075          1.142               --
                                                       2005      1.007          1.075               --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.029          1.032               --
                                                       2005      1.000          1.029               --

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.044          1.080               --
                                                       2005      1.000          1.044               --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.063          1.108               --
                                                       2005      0.999          1.063               --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05).....................  2006      1.036          1.055               --
                                                       2005      1.008          1.036          237,205

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Income Subaccount (11/99)........  2006      0.991          0.980               --
                                                       2005      1.000          0.991               --

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      1.092          1.159               --
                                                       2005      1.000          1.092               --

  Travelers MFS Mid Cap Growth Subaccount (5/00).....  2006      1.048          1.108               --
                                                       2005      1.000          1.048           29,365

  Travelers MFS Total Return Subaccount (11/99)......  2006      1.011          1.043               --
                                                       2005      1.000          1.011           69,569

  Travelers MFS Value Subaccount (7/04)..............  2006      1.038          1.120               --
                                                       2005      1.000          1.038               --

  Travelers Mondrian International Stock Subaccount
  (5/00).............................................  2006      1.071          1.229               --
                                                       2005      1.000          1.071           28,661

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.047          1.110               --
                                                       2005      1.000          1.047               --

  Travelers Pioneer Mid Cap Value Subaccount (5/05)..  2006      1.060          1.115               --
                                                       2005      1.000          1.060               --

  Travelers Pioneer Strategic Income Subaccount
  (6/00).............................................  2006      1.009          1.018               --
                                                       2005      1.000          1.009           22,476

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.046          1.090               --
                                                       2005      1.000          1.046               --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)..................................  2006      1.134          1.304               --
                                                       2005      1.032          1.134               --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.106          1.268               --
                                                       2005      1.000          1.106               --

  Travelers Van Kampen Enterprise Subaccount
  (11/99)............................................  2006      1.074          1.114               --
                                                       2005      1.000          1.074               --

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (11/99).........................................  2006      1.077          1.087               --
                                                       2005      1.000          1.077               --

Variable Insurance Products Fund
  VIP Contrafund Subaccount (Service Class) (11/99)..  2006      1.136          1.243            8,336
                                                       2005      1.000          1.136            8,340

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  VIP Mid Cap Subaccount (Service Class 2) (5/01)....  2006      1.142          1.259           65,873
                                                       2005      1.000          1.142           13,430




                         SEPARATE ACCOUNT CHARGES 1.95%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.254          1.309                --
                                                       2005      1.222          1.254           146,548
                                                       2004      1.120          1.222            65,437
                                                       2003      1.000          1.120            45,121

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.309          1.275                --
                                                       2005      1.162          1.309             3,750
                                                       2004      1.093          1.162             2,637
                                                       2003      1.000          1.093                --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.479          1.747           650,167
                                                       2005      1.322          1.479           573,376
                                                       2004      1.188          1.322           414,965
                                                       2003      1.000          1.188            81,207

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.445          1.562         2,703,918
                                                       2005      1.268          1.445         2,677,860
                                                       2004      1.150          1.268         2,080,101
                                                       2003      1.000          1.150            87,037

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2006      1.289          1.456         3,103,758
                                                       2005      1.242          1.289         3,316,642
                                                       2004      1.147          1.242         2,433,489
                                                       2003      1.000          1.147           231,645

Capital Appreciation Fund
  Capital Appreciation Fund (5/00)...................  2006      1.556          1.538                --
                                                       2005      1.342          1.556                --
                                                       2004      1.145          1.342                --
                                                       2003      1.000          1.145                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/00).............................................  2006      1.549          2.015                --
                                                       2005      1.473          1.549            12,706
                                                       2004      1.144          1.473                --
                                                       2003      1.000          1.144                --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.299          1.412                --
                                                       2005      1.203          1.299            23,421
                                                       2004      1.074          1.203            35,834
                                                       2003      1.000          1.074                --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)................................  2006      1.297          1.444                --
                                                       2005      1.201          1.297           133,118
                                                       2004      1.067          1.201            35,341
                                                       2003      1.000          1.067                --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2006      1.049          1.216           144,047
                                                       2005      1.027          1.049           103,372

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2006      1.340          1.429           200,859
                                                       2005      1.304          1.340           211,994
                                                       2004      1.193          1.304           165,319
                                                       2003      1.000          1.193            28,154

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.339          1.554                --
                                                       2005      1.235          1.339           548,587
                                                       2004      1.118          1.235           249,153
                                                       2003      1.000          1.118            46,651

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2006      1.931          2.426           467,391
                                                       2005      1.545          1.931           449,668
                                                       2004      1.263          1.545           398,702
                                                       2003      1.000          1.263            16,979

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2006      1.477          1.759           543,945
                                                       2005      1.367          1.477           471,195
                                                       2004      1.176          1.367           321,548
                                                       2003      1.000          1.176            83,958

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (6/02)...................................  2006      1.411          1.686                --
                                                       2005      1.322          1.411           112,618
                                                       2004      1.162          1.322            59,279
                                                       2003      1.000          1.162                --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2006      1.483          1.648            35,217
                                                       2005      1.350          1.483            86,898
                                                       2004      1.142          1.350            74,506
                                                       2003      1.000          1.142            10,492

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.349          1.509                --
                                                       2005      1.322          1.349           111,336
                                                       2004      1.174          1.322           127,693
                                                       2003      1.000          1.174            75,427

Legg Mason Partners Investment Series
  LMPIS Dividend Strategy Subaccount (5/01)..........  2006      1.094          1.265            75,534
                                                       2005      1.117          1.094            93,167
                                                       2004      1.102          1.117            97,154
                                                       2003      1.000          1.102            24,582

  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2006      1.212          1.275                --
                                                       2005      1.162          1.212            64,117
                                                       2004      1.152          1.162            51,288
                                                       2003      1.000          1.152                --

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunties Subaccount
  (5/01).............................................  2006      1.441          1.595           372,469
                                                       2005      1.400          1.441           446,245
                                                       2004      1.235          1.400           417,656
                                                       2003      1.000          1.235                --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2006      1.269          1.470           122,955
                                                       2005      1.243          1.269           231,836
                                                       2004      1.170          1.243           115,796
                                                       2003      1.000          1.170            39,467

  LMPVPI Investors Subaccount (Class I) (11/99)......  2006      1.298          1.505           194,096
                                                       2005      1.242          1.298           192,581
                                                       2004      1.148          1.242           145,092
                                                       2003      1.000          1.148                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPI Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2006      1.437          1.589            21,022
                                                       2005      1.397          1.437            21,008
                                                       2004      1.237          1.397            14,973
                                                       2003      1.000          1.237             6,848

Legg Mason Partners Variable Portfolios II
  LMPVPII Appreciation Subaccount (11/99)............  2006      1.222          1.376           560,316
                                                       2005      1.195          1.222           581,658
                                                       2004      1.120          1.195           406,541
                                                       2003      1.000          1.120            40,612

  LMPVPII Diversified Strategic Income Subaccount
  (11/99)............................................  2006      1.114          1.151           195,860
                                                       2005      1.107          1.114           196,602
                                                       2004      1.058          1.107           156,661
                                                       2003      1.000          1.058            17,034

  LMPVPII Equity Index Subaccount (Class II)
  (11/99)............................................  2006      1.249          1.411            23,109
                                                       2005      1.222          1.249            41,555
                                                       2004      1.130          1.222            21,301
                                                       2003      1.000          1.130                --

  LMPVPII Fundamental Value Subaccount (11/99).......  2006      1.275          1.461           430,963
                                                       2005      1.241          1.275           440,652
                                                       2004      1.169          1.241           383,453
                                                       2003      1.000          1.169            75,311

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount (9/03)..  2006      0.994          1.015         1,116,562
                                                       2005      0.990          0.994         1,132,423
                                                       2004      0.998          0.990           883,264
                                                       2003      1.000          0.998             4,700

  LMPVPIII Aggressive Growth Subaccount (11/99)......  2006      1.342          1.431         1,537,124
                                                       2005      1.225          1.342         1,597,505
                                                       2004      1.136          1.225         1,218,182
                                                       2003      1.000          1.136            74,170

  LMPVPIII High Income Subaccount (11/99)............  2006      1.201          1.307           911,201
                                                       2005      1.193          1.201           922,315
                                                       2004      1.102          1.193           772,168
                                                       2003      1.000          1.102           110,507

  LMPVPIII Large Cap Growth Subaccount (11/99).......  2006      1.187          1.218           504,125
                                                       2005      1.151          1.187           622,953
                                                       2004      1.169          1.151           610,877
                                                       2003      1.000          1.169           192,810

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPIII Mid Cap Core Subaccount (11/99)...........  2006      1.333          1.501           134,267
                                                       2005      1.255          1.333           157,065
                                                       2004      1.159          1.255           153,438
                                                       2003      1.000          1.159            53,650

  LMPVPIII Money Market Subaccount (11/99)...........  2006      0.992          1.018         1,427,283
                                                       2005      0.984          0.992           271,137
                                                       2004      0.995          0.984           490,044
                                                       2003      1.000          0.995                --

Legg Mason Partners Variable Portfolios IV
  LMPVPIV Multiple Discipline Subaccount-All Cap
  Growth and Value (10/02)...........................  2006      1.219          1.358         1,478,211
                                                       2005      1.181          1.219         1,666,775
                                                       2004      1.129          1.181         1,607,093
                                                       2003      1.000          1.129           575,122

  LMPVPIV Multiple Discipline Subaccount-Balanced All
  Cap Growth and Value (10/02).......................  2006      1.147          1.243         1,944,303
                                                       2005      1.122          1.147         2,098,122
                                                       2004      1.090          1.122         1,737,780
                                                       2003      1.000          1.090                --

  LMPVPIV Multiple Discipline Subaccount-Global All
  Cap Growth and Value (10/02).......................  2006      1.289          1.456           615,064
                                                       2005      1.233          1.289           630,138
                                                       2004      1.141          1.233           575,815
                                                       2003      1.000          1.141            59,078

  LMPVPIV Multiple Discipline Subaccount-Large Cap
  Growth and Value (11/02)...........................  2006      1.194          1.314            41,213
                                                       2005      1.175          1.194           105,514
                                                       2004      1.123          1.175            68,157
                                                       2003      1.000          1.123                --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2006      1.276          1.468           363,401
                                                       2005      1.260          1.276           342,505
                                                       2004      1.141          1.260           194,530
                                                       2003      1.000          1.141            47,318

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2006      1.493          1.644         1,029,183
                                                       2005      1.407          1.493         1,074,219
                                                       2004      1.156          1.407           764,539
                                                       2003      1.000          1.156            26,607

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2006      1.444          1.525            43,956

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.267          1.347            19,754

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2006      1.621          1.783           163,306

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.538          1.573                --

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2006      1.001          1.073         1,003,137

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2006      1.015          1.069                --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.347          1.328            18,191

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2006      1.303          1.290             1,035

  MIST MFS Value Subaccount (Class A) (4/06).........  2006      1.260          1.389           142,882

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2006      1.003          1.217            44,926

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2006      1.354          1.452            16,457

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.114          1.170             1,145

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2006      1.205          1.245           121,188

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2006      1.003          1.026           349,748

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2006      1.354          1.318            19,914

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2006      1.021          1.058           637,437

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2006      1.261          1.293            31,978

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2006      1.288          1.303            26,557

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2006      1.313          1.344           133,083

  MSF MetLife Aggressive Allocation Subaccount
  (4/06).............................................  2006      1.002          1.058                --

  MSF MetLife Conservative Allocation Subaccount
  (4/06).............................................  2006      1.001          1.040            66,368

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)..................................  2006      1.002          1.047                --

  MSF MetLife Moderate Allocation Subaccount (4/06)..  2006      1.002          1.052            46,342

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)..................................  2006      1.002          1.057            40,551

  MSF MFS Total Return Subaccount (Class F) (4/06)...  2006      1.228          1.310           899,555

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2006      0.996          1.049           226,995

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2006      0.998          1.066             4,877

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2006      1.119          1.105           308,478
                                                       2005      1.118          1.119           303,601
                                                       2004      1.046          1.118           124,574
                                                       2003      1.000          1.046                --

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2006      1.059          1.079           898,557
                                                       2005      1.054          1.059           959,659
                                                       2004      1.025          1.054           832,375
                                                       2003      1.000          1.025           140,689

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2006      1.481          1.855            21,065
                                                       2005      1.346          1.481            21,068
                                                       2004      1.181          1.346            35,821
                                                       2003      1.000          1.181            26,757

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2006      1.607          1.849            60,540
                                                       2005      1.531          1.607            58,918
                                                       2004      1.237          1.531            33,748
                                                       2003      1.000          1.237                --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/01).............................................  2006      1.267          1.347                --
                                                       2005      1.188          1.267            18,207
                                                       2004      1.137          1.188            18,745
                                                       2003      1.000          1.137             2,263

  Travelers Equity Income Subaccount (11/99).........  2006      1.251          1.313                --
                                                       2005      1.221          1.251           231,804
                                                       2004      1.133          1.221           142,814
                                                       2003      1.000          1.133            40,947

  Travelers Large Cap Subaccount (11/99).............  2006      1.251          1.288                --
                                                       2005      1.174          1.251            27,324
                                                       2004      1.124          1.174            27,335
                                                       2003      1.000          1.124                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.075          1.142                --
                                                       2005      1.007          1.075                --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.028          1.031                --
                                                       2005      1.000          1.028            60,029

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.044          1.080                --
                                                       2005      1.000          1.044            37,869

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.063          1.107                --
                                                       2005      0.999          1.063            37,530

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05).....................  2006      1.035          1.054                --
                                                       2005      1.008          1.035                --

  Travelers Managed Income Subaccount (11/99)........  2006      1.032          1.021                --
                                                       2005      1.039          1.032           807,189
                                                       2004      1.030          1.039           511,115
                                                       2003      1.000          1.030            50,709

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      1.361          1.444                --
                                                       2005      1.239          1.361            42,582
                                                       2004      1.090          1.239             9,597
                                                       2003      1.000          1.090                --

  Travelers MFS Mid Cap Growth Subaccount (5/00).....  2006      1.281          1.354                --
                                                       2005      1.267          1.281            26,193
                                                       2004      1.132          1.267                --
                                                       2003      1.000          1.132                --

  Travelers MFS Total Return Subaccount (11/99)......  2006      1.191          1.228                --
                                                       2005      1.180          1.191           991,840
                                                       2004      1.079          1.180           667,946
                                                       2003      1.000          1.079            87,122

  Travelers MFS Value Subaccount (7/04)..............  2006      1.167          1.260                --
                                                       2005      1.118          1.167            86,646
                                                       2004      0.993          1.118             8,241

  Travelers Mondrian International Stock Subaccount
  (5/00).............................................  2006      1.413          1.621                --
                                                       2005      1.316          1.413           174,710
                                                       2004      1.159          1.316           177,528
                                                       2003      1.000          1.159            22,094

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.277          1.354                --
                                                       2005      1.229          1.277            68,525
                                                       2004      1.127          1.229            70,008
                                                       2003      1.000          1.127                --

  Travelers Pioneer Mid Cap Value Subaccount (5/05)..  2006      1.060          1.114                --
                                                       2005      1.000          1.060                --

  Travelers Pioneer Strategic Income Subaccount
  (6/00).............................................  2006      1.194          1.205                --
                                                       2005      1.174          1.194           125,045
                                                       2004      1.079          1.174            18,371
                                                       2003      1.000          1.079                --

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.208          1.260                --
                                                       2005      1.208          1.208            76,057
                                                       2004      1.117          1.208            17,780
                                                       2003      1.000          1.117                --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)..................................  2006      1.133          1.303                --
                                                       2005      1.032          1.133                --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.106          1.267                --
                                                       2005      1.000          1.106                --

  Travelers Van Kampen Enterprise Subaccount
  (11/99)............................................  2006      1.216          1.261                --
                                                       2005      1.150          1.216            31,984
                                                       2004      1.129          1.150             2,264
                                                       2003      1.000          1.129             2,265

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (11/99).........................................  2006      1.240          1.251            49,007
                                                       2005      1.171          1.240            56,968
                                                       2004      1.116          1.171            26,461
                                                       2003      1.000          1.116             8,739

Variable Insurance Products Fund
  VIP Contrafund Subaccount (Service Class) (11/99)..  2006      1.480          1.619           504,134
                                                       2005      1.291          1.480           363,652
                                                       2004      1.141          1.291           279,773
                                                       2003      1.000          1.141                --

  VIP Mid Cap Subaccount (Service Class 2) (5/01)....  2006      1.696          1.870           331,494
                                                       2005      1.465          1.696           274,857
                                                       2004      1.198          1.465           176,584
                                                       2003      1.000          1.198            16,825

                       SEPARATE ACCOUNT CHARGES 2.00% (B)


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.391          1.452                --
                                                       2005      1.356          1.391            47,989
                                                       2004      1.244          1.356            64,717
                                                       2003      0.960          1.244            56,384
                                                       2002      1.000          0.960                --

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.370          1.334                --
                                                       2005      1.217          1.370           104,732
                                                       2004      1.146          1.217           215,603
                                                       2003      0.948          1.146           140,484
                                                       2002      1.000          0.948                --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.624          1.917           628,631
                                                       2005      1.452          1.624           576,073
                                                       2004      1.305          1.452           568,405
                                                       2003      0.984          1.305           230,499
                                                       2002      1.000          0.984                --

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.618          1.748         2,262,900
                                                       2005      1.420          1.618         2,311,340
                                                       2004      1.288          1.420         2,174,558
                                                       2003      0.961          1.288         1,570,074
                                                       2002      1.000          0.961                --

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2006      1.415          1.598         2,334,870
                                                       2005      1.364          1.415         2,450,277
                                                       2004      1.261          1.364         2,464,499
                                                       2003      0.971          1.261         1,651,863
                                                       2002      1.000          0.971                --

Capital Appreciation Fund
  Capital Appreciation Fund (5/00)...................  2006      1.610          1.591                --
                                                       2005      1.389          1.610           108,294
                                                       2004      1.186          1.389           116,560
                                                       2003      0.968          1.186            78,193
                                                       2002      1.000          0.968                --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/00).............................................  2006      1.787          2.323                --
                                                       2005      1.701          1.787            49,108
                                                       2004      1.321          1.701            58,237
                                                       2003      1.005          1.321            37,104
                                                       2002      1.000          1.005                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.298          1.410                --
                                                       2005      1.202          1.298            24,867
                                                       2004      1.074          1.202                --
                                                       2003      1.000          1.074                --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)................................  2006      1.295          1.442                --
                                                       2005      1.200          1.295                --
                                                       2004      1.067          1.200                --
                                                       2003      1.000          1.067                --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2006      1.048          1.215           173,553
                                                       2005      1.027          1.048                --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2006      1.463          1.558           192,908
                                                       2005      1.424          1.463           208,273
                                                       2004      1.303          1.424           215,079
                                                       2003      0.969          1.303           201,494
                                                       2002      1.000          0.969                --

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.459          1.693                --
                                                       2005      1.347          1.459           522,692
                                                       2004      1.220          1.347           480,020
                                                       2003      0.994          1.220           399,669
                                                       2002      1.000          0.994                --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2006      2.202          2.765            75,587
                                                       2005      1.763          2.202            91,590
                                                       2004      1.442          1.763           100,794
                                                       2003      1.000          1.442            71,761

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2006      1.608          1.914           375,537
                                                       2005      1.489          1.608           328,303
                                                       2004      1.281          1.489           310,191
                                                       2003      0.989          1.281           244,758
                                                       2002      1.000          0.989                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (6/02)...................................  2006      1.535          1.833                --
                                                       2005      1.438          1.535            77,237
                                                       2004      1.265          1.438            53,572
                                                       2003      0.976          1.265            21,906
                                                       2002      1.000          0.976                --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2006      1.684          1.870           107,057
                                                       2005      1.533          1.684           101,732
                                                       2004      1.298          1.533           113,467
                                                       2003      0.983          1.298            99,969
                                                       2002      1.000          0.983                --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.527          1.708                --
                                                       2005      1.498          1.527           185,107
                                                       2004      1.330          1.498           150,508
                                                       2003      1.000          1.330            97,171

Legg Mason Partners Investment Series
  LMPIS Dividend Strategy Subaccount (5/01)..........  2006      1.156          1.336            48,632
                                                       2005      1.181          1.156            49,847
                                                       2004      1.166          1.181            49,884
                                                       2003      0.963          1.166            45,863
                                                       2002      1.000          0.963                --

  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2006      1.328          1.397            43,087
                                                       2005      1.274          1.328            43,087
                                                       2004      1.263          1.274            43,087
                                                       2003      0.960          1.263            36,370
                                                       2002      1.000          0.960                --

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunties Subaccount
  (5/01).............................................  2006      1.580          1.749           140,991
                                                       2005      1.537          1.580           131,036
                                                       2004      1.356          1.537           164,400
                                                       2003      0.974          1.356            94,319
                                                       2002      1.000          0.974                --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2006      1.417          1.640           240,038
                                                       2005      1.389          1.417           248,233
                                                       2004      1.308          1.389           248,890
                                                       2003      0.960          1.308           211,895
                                                       2002      1.000          0.960                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPI Investors Subaccount (Class I) (11/99)......  2006      1.405          1.628           231,247
                                                       2005      1.345          1.405           244,928
                                                       2004      1.243          1.345           294,184
                                                       2003      0.958          1.243           275,654
                                                       2002      1.000          0.958                --

  LMPVPI Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2006      1.642          1.815           100,852
                                                       2005      1.597          1.642            99,006
                                                       2004      1.415          1.597           103,106
                                                       2003      0.970          1.415           115,709
                                                       2002      1.000          0.970                --

Legg Mason Partners Variable Portfolios II
  LMPVPII Appreciation Subaccount (11/99)............  2006      1.300          1.463           976,227
                                                       2005      1.272          1.300         1,085,449
                                                       2004      1.193          1.272         1,128,648
                                                       2003      0.977          1.193           921,298
                                                       2002      1.000          0.977                --

  LMPVPII Diversified Strategic Income Subaccount
  (11/99)............................................  2006      1.164          1.202           177,397
                                                       2005      1.158          1.164           171,178
                                                       2004      1.106          1.158           162,450
                                                       2003      1.010          1.106           136,928
                                                       2002      1.000          1.010                --

  LMPVPII Equity Index Subaccount (Class II)
  (11/99)............................................  2006      1.337          1.509           268,238
                                                       2005      1.308          1.337           283,325
                                                       2004      1.211          1.308           411,322
                                                       2003      0.967          1.211           374,650
                                                       2002      1.000          0.967                --

  LMPVPII Fundamental Value Subaccount (11/99).......  2006      1.430          1.637           555,906
                                                       2005      1.392          1.430           606,298
                                                       2004      1.312          1.392           638,547
                                                       2003      0.966          1.312           404,104
                                                       2002      1.000          0.966                --

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount (9/03)..  2006      0.993          1.013            85,099
                                                       2005      0.989          0.993            85,790
                                                       2004      0.998          0.989            59,976
                                                       2003      1.000          0.998            19,961

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPIII Aggressive Growth Subaccount (11/99)......  2006      1.479          1.577         1,531,737
                                                       2005      1.351          1.479         1,809,745
                                                       2004      1.254          1.351         1,816,909
                                                       2003      0.951          1.254         1,298,237
                                                       2002      1.000          0.951                --

  LMPVPIII High Income Subaccount (11/99)............  2006      1.371          1.491           657,969
                                                       2005      1.363          1.371           660,536
                                                       2004      1.259          1.363           626,071
                                                       2003      1.007          1.259           963,403
                                                       2002      1.000          1.007                --

  LMPVPIII Large Cap Growth Subaccount (11/99).......  2006      1.388          1.424           381,905
                                                       2005      1.346          1.388           426,543
                                                       2004      1.369          1.346           454,406
                                                       2003      0.946          1.369           213,469
                                                       2002      1.000          0.946                --

  LMPVPIII Mid Cap Core Subaccount (11/99)...........  2006      1.428          1.607           261,845
                                                       2005      1.345          1.428           398,914
                                                       2004      1.242          1.345           414,770
                                                       2003      0.977          1.242           186,432
                                                       2002      1.000          0.977                --

  LMPVPIII Money Market Subaccount (11/99)...........  2006      0.983          1.008           886,641
                                                       2005      0.975          0.983           762,624
                                                       2004      0.986          0.975           533,026
                                                       2003      1.000          0.986           152,315
                                                       2002      1.000          1.000                --

Legg Mason Partners Variable Portfolios IV
  LMPVPIV Multiple Discipline Subaccount-All Cap
  Growth and Value (10/02)...........................  2006      1.347          1.500         3,717,729
                                                       2005      1.305          1.347         4,165,660
                                                       2004      1.249          1.305         4,713,968
                                                       2003      0.969          1.249         3,197,280
                                                       2002      1.000          0.969                --

  LMPVPIV Multiple Discipline Subaccount-Balanced All
  Cap Growth and Value (10/02).......................  2006      1.231          1.334         1,209,899
                                                       2005      1.205          1.231         1,256,843
                                                       2004      1.171          1.205         1,461,710
                                                       2003      0.979          1.171         1,099,017
                                                       2002      1.000          0.979                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPIV Multiple Discipline Subaccount-Global All
  Cap Growth and Value (10/02).......................  2006      1.401          1.582           389,097
                                                       2005      1.341          1.401           378,089
                                                       2004      1.241          1.341           460,907
                                                       2003      0.963          1.241           351,981
                                                       2002      1.000          0.963                --

  LMPVPIV Multiple Discipline Subaccount-Large Cap
  Growth and Value (11/02)...........................  2006      1.291          1.421           105,166
                                                       2005      1.272          1.291           131,126
                                                       2004      1.216          1.272           174,476
                                                       2003      0.962          1.216           152,815
                                                       2002      1.000          0.962                --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2006      1.385          1.592           377,032
                                                       2005      1.369          1.385           341,133
                                                       2004      1.239          1.369           290,674
                                                       2003      1.000          1.239           167,595

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2006      1.618          1.780           295,597
                                                       2005      1.525          1.618           320,871
                                                       2004      1.255          1.525           349,328
                                                       2003      1.000          1.255           217,985

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2006      1.529          1.615            32,936

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.266          1.346                --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2006      1.764          1.938           192,080

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.591          1.626           113,033

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2006      1.001          1.073           763,296

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2006      1.015          1.069                --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.450          1.429            41,909

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2006      1.303          1.289                --

  MIST MFS Value Subaccount (Class A) (4/06).........  2006      1.259          1.387            66,418

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2006      1.003          1.217           144,660

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2006      1.453          1.559            10,758

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.114          1.169            17,457

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2006      1.317          1.360             5,955

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2006      1.003          1.026           286,299

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2006      1.562          1.521           280,513

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2006      1.068          1.106           390,131

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2006      1.327          1.360            22,159

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2006      1.352          1.367           181,146

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2006      1.426          1.459           863,921

  MSF MetLife Aggressive Allocation Subaccount
  (4/06).............................................  2006      1.002          1.057                --

  MSF MetLife Conservative Allocation Subaccount
  (4/06).............................................  2006      1.001          1.040                --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)..................................  2006      1.002          1.046            26,488

  MSF MetLife Moderate Allocation Subaccount (4/06)..  2006      1.002          1.052           329,787

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)..................................  2006      1.002          1.057           258,637

  MSF MFS Total Return Subaccount (Class F) (4/06)...  2006      1.280          1.365         1,719,060

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2006      0.996          1.048           138,503

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2006      0.998          1.066           130,654

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2006      1.115          1.101           333,054
                                                       2005      1.114          1.115           352,054
                                                       2004      1.044          1.114           281,739
                                                       2003      1.000          1.044           240,797

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2006      1.076          1.095         2,021,694
                                                       2005      1.071          1.076         2,231,359
                                                       2004      1.042          1.071         2,095,600
                                                       2003      1.012          1.042         2,115,078
                                                       2002      1.000          1.012                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2006      1.569          1.965           214,063
                                                       2005      1.427          1.569           259,913
                                                       2004      1.253          1.427           238,693
                                                       2003      0.994          1.253           219,951
                                                       2002      1.000          0.994                --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2006      1.860          2.138           164,389
                                                       2005      1.773          1.860           169,474
                                                       2004      1.433          1.773           164,028
                                                       2003      0.977          1.433           153,913
                                                       2002      1.000          0.977                --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/01).............................................  2006      1.364          1.450                --
                                                       2005      1.279          1.364            42,170
                                                       2004      1.226          1.279            43,412
                                                       2003      0.967          1.226            30,573
                                                       2002      1.000          0.967                --

  Travelers Equity Income Subaccount (11/99).........  2006      1.359          1.426                --
                                                       2005      1.327          1.359           871,998
                                                       2004      1.232          1.327           837,507
                                                       2003      0.958          1.232           783,027
                                                       2002      1.000          0.958                --

  Travelers Large Cap Subaccount (11/99).............  2006      1.314          1.352                --
                                                       2005      1.233          1.314           102,730
                                                       2004      1.181          1.233           113,899
                                                       2003      0.967          1.181           112,890
                                                       2002      1.000          0.967                --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.075          1.141                --
                                                       2005      1.007          1.075                --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.028          1.031                --
                                                       2005      1.000          1.028                --

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.044          1.079                --
                                                       2005      1.000          1.044                --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.062          1.106                --
                                                       2005      0.999          1.062           157,445

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05).....................  2006      1.035          1.054                --
                                                       2005      1.008          1.035             7,235

  Travelers Managed Income Subaccount (11/99)........  2006      1.080          1.068                --
                                                       2005      1.087          1.080           357,710
                                                       2004      1.078          1.087           383,293
                                                       2003      1.014          1.078           331,511
                                                       2002      1.000          1.014                --

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      1.442          1.529                --
                                                       2005      1.313          1.442            35,013
                                                       2004      1.156          1.313            35,453
                                                       2003      0.973          1.156            30,775
                                                       2002      1.000          0.973                --

  Travelers MFS Mid Cap Growth Subaccount (5/00).....  2006      1.478          1.562                --
                                                       2005      1.463          1.478           281,973
                                                       2004      1.308          1.463            92,733
                                                       2003      0.974          1.308           104,184
                                                       2002      1.000          0.974                --

  Travelers MFS Total Return Subaccount (11/99)......  2006      1.242          1.280                --
                                                       2005      1.230          1.242         1,858,321
                                                       2004      1.126          1.230         1,650,696
                                                       2003      0.986          1.126         1,307,672
                                                       2002      1.000          0.986                --

  Travelers MFS Value Subaccount (7/04)..............  2006      1.166          1.259                --
                                                       2005      1.118          1.166            79,307
                                                       2004      0.993          1.118                --

  Travelers Mondrian International Stock Subaccount
  (5/00).............................................  2006      1.537          1.764                --
                                                       2005      1.432          1.537           192,449
                                                       2004      1.262          1.432           193,163
                                                       2003      1.001          1.262           115,622
                                                       2002      1.000          1.001                --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.372          1.453                --
                                                       2005      1.320          1.372             8,791
                                                       2004      1.212          1.320            16,095
                                                       2003      1.000          1.212            16,215

  Travelers Pioneer Mid Cap Value Subaccount (5/05)..  2006      1.060          1.114                --
                                                       2005      1.000          1.060            17,457

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Pioneer Strategic Income Subaccount
  (6/00).............................................  2006      1.306          1.317                --
                                                       2005      1.285          1.306             1,732
                                                       2004      1.181          1.285             1,738
                                                       2003      1.008          1.181                --
                                                       2002      1.000          1.008                --

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.361          1.418                --
                                                       2005      1.361          1.361            67,802
                                                       2004      1.260          1.361            74,728
                                                       2003      0.969          1.260            73,289
                                                       2002      1.000          0.969                --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)..................................  2006      1.133          1.303                --
                                                       2005      1.032          1.133                --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.105          1.266                --
                                                       2005      1.000          1.105                --

  Travelers Van Kampen Enterprise Subaccount
  (11/99)............................................  2006      1.280          1.327                --
                                                       2005      1.211          1.280             9,882
                                                       2004      1.190          1.211             9,882
                                                       2003      0.966          1.190             9,882
                                                       2002      1.000          0.966                --

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (11/99).........................................  2006      1.329          1.340            22,661
                                                       2005      1.257          1.329            32,908
                                                       2004      1.198          1.257            32,860
                                                       2003      0.959          1.198            32,305
                                                       2002      1.000          0.959                --

Variable Insurance Products Fund
  VIP Contrafund Subaccount (Service Class) (11/99)..  2006      1.615          1.767           339,713
                                                       2005      1.410          1.615           324,355
                                                       2004      1.247          1.410           298,724
                                                       2003      0.991          1.247           269,026
                                                       2002      1.000          0.991                --

  VIP Mid Cap Subaccount (Service Class 2) (5/01)....  2006      1.889          2.082           305,836
                                                       2005      1.633          1.889           449,084
                                                       2004      1.336          1.633           440,395
                                                       2003      0.986          1.336           412,733
                                                       2002      1.000          0.986                --

                         SEPARATE ACCOUNT CHARGES 2.05%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.251          1.305                --
                                                       2005      1.220          1.251           132,406
                                                       2004      1.120          1.220            10,536
                                                       2003      1.000          1.120                --

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.305          1.271                --
                                                       2005      1.160          1.305           116,353
                                                       2004      1.093          1.160             1,456
                                                       2003      1.000          1.093                --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.476          1.741         1,831,802
                                                       2005      1.320          1.476         1,656,597
                                                       2004      1.188          1.320           781,699
                                                       2003      1.000          1.188           163,988

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.442          1.557         4,490,303
                                                       2005      1.266          1.442         4,170,128
                                                       2004      1.149          1.266         2,184,750
                                                       2003      1.000          1.149           117,074

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2006      1.286          1.451         5,333,569
                                                       2005      1.240          1.286         4,908,904
                                                       2004      1.147          1.240         2,243,737
                                                       2003      1.000          1.147           210,838

Capital Appreciation Fund
  Capital Appreciation Fund (5/00)...................  2006      1.553          1.534                --
                                                       2005      1.341          1.553                --
                                                       2004      1.145          1.341                --
                                                       2003      1.000          1.145                --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/00).............................................  2006      1.545          2.008                --
                                                       2005      1.471          1.545            70,144
                                                       2004      1.143          1.471                --
                                                       2003      1.000          1.143                --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.297          1.408                --
                                                       2005      1.201          1.297            24,687
                                                       2004      1.074          1.201            11,644
                                                       2003      1.000          1.074                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)................................  2006      1.294          1.440                --
                                                       2005      1.199          1.294           122,256
                                                       2004      1.067          1.199            29,854
                                                       2003      1.000          1.067                --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2006      1.048          1.214           727,038
                                                       2005      1.027          1.048           358,736

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2006      1.337          1.424           224,038
                                                       2005      1.302          1.337           309,962
                                                       2004      1.193          1.302           151,606
                                                       2003      1.000          1.193            44,940

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.336          1.549                --
                                                       2005      1.233          1.336           527,630
                                                       2004      1.117          1.233           259,463
                                                       2003      1.000          1.117            19,158

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2006      1.927          2.418           255,907
                                                       2005      1.543          1.927           204,648
                                                       2004      1.263          1.543           100,690
                                                       2003      1.000          1.263                --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2006      1.474          1.753         1,444,064
                                                       2005      1.365          1.474         1,197,361
                                                       2004      1.176          1.365           350,933
                                                       2003      1.000          1.176            58,222

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (6/02)...................................  2006      1.408          1.680                --
                                                       2005      1.320          1.408           211,820
                                                       2004      1.161          1.320            34,020
                                                       2003      1.000          1.161                --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2006      1.479          1.642           139,773
                                                       2005      1.348          1.479           142,414
                                                       2004      1.142          1.348            57,533
                                                       2003      1.000          1.142            18,494

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.345          1.504                --
                                                       2005      1.320          1.345           150,337
                                                       2004      1.173          1.320            71,596
                                                       2003      1.000          1.173            31,851

Legg Mason Partners Investment Series
  LMPIS Dividend Strategy Subaccount (5/01)..........  2006      1.091          1.260            27,557
                                                       2005      1.116          1.091            44,406
                                                       2004      1.101          1.116            31,123
                                                       2003      1.000          1.101                --

  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2006      1.209          1.271           124,082
                                                       2005      1.160          1.209           124,107
                                                       2004      1.151          1.160            53,839
                                                       2003      1.000          1.151                --

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunties Subaccount
  (5/01).............................................  2006      1.437          1.590           133,773
                                                       2005      1.398          1.437           154,444
                                                       2004      1.235          1.398            90,724
                                                       2003      1.000          1.235            33,485

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2006      1.266          1.465           333,463
                                                       2005      1.242          1.266           343,752
                                                       2004      1.170          1.242           276,133
                                                       2003      1.000          1.170            28,599

  LMPVPI Investors Subaccount (Class I) (11/99)......  2006      1.295          1.500           178,913
                                                       2005      1.240          1.295           211,338
                                                       2004      1.147          1.240            59,890
                                                       2003      1.000          1.147            35,867

  LMPVPI Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2006      1.433          1.584           176,924
                                                       2005      1.395          1.433           171,490
                                                       2004      1.237          1.395           153,471
                                                       2003      1.000          1.237                --

Legg Mason Partners Variable Portfolios II
  LMPVPII Appreciation Subaccount (11/99)............  2006      1.219          1.371           694,135
                                                       2005      1.193          1.219           739,363
                                                       2004      1.120          1.193           201,625
                                                       2003      1.000          1.120            13,897

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPII Diversified Strategic Income Subaccount
  (11/99)............................................  2006      1.111          1.147           744,777
                                                       2005      1.106          1.111           784,129
                                                       2004      1.057          1.106           581,383
                                                       2003      1.000          1.057            22,587

  LMPVPII Equity Index Subaccount (Class II)
  (11/99)............................................  2006      1.246          1.406            71,710
                                                       2005      1.220          1.246            54,094
                                                       2004      1.130          1.220            31,513
                                                       2003      1.000          1.130                --

  LMPVPII Fundamental Value Subaccount (11/99).......  2006      1.272          1.456         1,339,105
                                                       2005      1.239          1.272         1,502,679
                                                       2004      1.169          1.239         1,130,419
                                                       2003      1.000          1.169           199,202

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount (9/03)..  2006      0.991          1.011           197,881
                                                       2005      0.989          0.991           175,898
                                                       2004      0.997          0.989           113,933
                                                       2003      1.000          0.997                --

  LMPVPIII Aggressive Growth Subaccount (11/99)......  2006      1.338          1.427         1,513,671
                                                       2005      1.224          1.338         1,587,584
                                                       2004      1.136          1.224         1,214,648
                                                       2003      1.000          1.136           201,480

  LMPVPIII High Income Subaccount (11/99)............  2006      1.198          1.303           639,415
                                                       2005      1.192          1.198           647,641
                                                       2004      1.101          1.192           411,650
                                                       2003      1.000          1.101           143,452

  LMPVPIII Large Cap Growth Subaccount (11/99).......  2006      1.185          1.214           807,257
                                                       2005      1.149          1.185           969,284
                                                       2004      1.169          1.149           506,016
                                                       2003      1.000          1.169           100,648

  LMPVPIII Mid Cap Core Subaccount (11/99)...........  2006      1.330          1.496           184,292
                                                       2005      1.253          1.330           284,316
                                                       2004      1.158          1.253           147,795
                                                       2003      1.000          1.158                --

  LMPVPIII Money Market Subaccount (11/99)...........  2006      0.990          1.014           784,624
                                                       2005      0.983          0.990           364,509
                                                       2004      0.994          0.983           333,535
                                                       2003      1.000          0.994                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios IV
  LMPVPIV Multiple Discipline Subaccount-All Cap
  Growth and Value (10/02)...........................  2006      1.216          1.354         3,143,509
                                                       2005      1.179          1.216         3,412,786
                                                       2004      1.129          1.179         2,834,916
                                                       2003      1.000          1.129           247,777

  LMPVPIV Multiple Discipline Subaccount-Balanced All
  Cap Growth and Value (10/02).......................  2006      1.144          1.239         3,880,028
                                                       2005      1.120          1.144         3,933,304
                                                       2004      1.089          1.120         2,918,367
                                                       2003      1.000          1.089           413,007

  LMPVPIV Multiple Discipline Subaccount-Global All
  Cap Growth and Value (10/02).......................  2006      1.286          1.451           578,119
                                                       2005      1.232          1.286           608,747
                                                       2004      1.140          1.232           180,396
                                                       2003      1.000          1.140                --

  LMPVPIV Multiple Discipline Subaccount-Large Cap
  Growth and Value (11/02)...........................  2006      1.191          1.310           197,390
                                                       2005      1.174          1.191           248,950
                                                       2004      1.122          1.174           171,012
                                                       2003      1.000          1.122                --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2006      1.273          1.463         1,010,675
                                                       2005      1.259          1.273           867,751
                                                       2004      1.140          1.259           527,515
                                                       2003      1.000          1.140                --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2006      1.490          1.638           874,567
                                                       2005      1.405          1.490           884,793
                                                       2004      1.156          1.405           254,563
                                                       2003      1.000          1.156            56,642

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2006      1.440          1.520           142,552

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.266          1.345            28,505

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2006      1.617          1.776           743,416

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.534          1.568                --

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2006      1.001          1.073         1,136,012

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2006      1.015          1.069            14,449

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.344          1.323            95,808

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2006      1.302          1.288            12,716

  MIST MFS Value Subaccount (Class A) (4/06).........  2006      1.257          1.385           434,857

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2006      1.003          1.216           163,301

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2006      1.350          1.447             3,302

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.113          1.168                --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2006      1.201          1.241           246,615

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2006      1.003          1.026           402,340

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2006      1.350          1.314            41,728

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2006      1.019          1.054           619,253

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2006      1.257          1.289                --

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2006      1.285          1.298           342,858

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2006      1.309          1.339           668,790

  MSF MetLife Aggressive Allocation Subaccount
  (4/06).............................................  2006      1.002          1.057            16,037

  MSF MetLife Conservative Allocation Subaccount
  (4/06).............................................  2006      1.001          1.040                --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)..................................  2006      1.002          1.046            73,050

  MSF MetLife Moderate Allocation Subaccount (4/06)..  2006      1.002          1.051           246,752

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)..................................  2006      1.002          1.056           157,572

  MSF MFS Total Return Subaccount (Class F) (4/06)...  2006      1.225          1.305         1,736,193

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2006      0.996          1.048           336,936

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2006      0.998          1.066           194,415

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2006      1.116          1.101         1,034,670
                                                       2005      1.116          1.116           761,159
                                                       2004      1.046          1.116           360,434
                                                       2003      1.000          1.046                --

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2006      1.057          1.075         2,118,939
                                                       2005      1.053          1.057         2,038,278
                                                       2004      1.025          1.053         1,320,238
                                                       2003      1.000          1.025           212,809

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2006      1.477          1.849             2,466
                                                       2005      1.344          1.477                --
                                                       2004      1.180          1.344                --
                                                       2003      1.000          1.180                --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2006      1.603          1.842           137,272
                                                       2005      1.529          1.603           114,865
                                                       2004      1.236          1.529            42,012
                                                       2003      1.000          1.236                --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/01).............................................  2006      1.264          1.344                --
                                                       2005      1.186          1.264            91,615
                                                       2004      1.137          1.186             8,207
                                                       2003      1.000          1.137                --

  Travelers Equity Income Subaccount (11/99).........  2006      1.248          1.309                --
                                                       2005      1.219          1.248           594,858
                                                       2004      1.133          1.219           356,171
                                                       2003      1.000          1.133            46,186

  Travelers Large Cap Subaccount (11/99).............  2006      1.249          1.285                --
                                                       2005      1.172          1.249            15,297
                                                       2004      1.123          1.172                --
                                                       2003      1.000          1.123                --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.074          1.141                --
                                                       2005      1.007          1.074            14,121

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.028          1.030                --
                                                       2005      1.000          1.028           205,689

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.043          1.079                --
                                                       2005      1.000          1.043           202,439

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.062          1.106                --
                                                       2005      0.999          1.062           142,792

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05).....................  2006      1.035          1.053                --
                                                       2005      1.008          1.035            58,836

  Travelers Managed Income Subaccount (11/99)........  2006      1.030          1.019                --
                                                       2005      1.037          1.030           531,729
                                                       2004      1.029          1.037           419,827
                                                       2003      1.000          1.029             6,725

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      1.358          1.440                --
                                                       2005      1.237          1.358            63,233
                                                       2004      1.090          1.237            21,338
                                                       2003      1.000          1.090                --

  Travelers MFS Mid Cap Growth Subaccount (5/00).....  2006      1.278          1.350                --
                                                       2005      1.265          1.278            41,707
                                                       2004      1.132          1.265                --
                                                       2003      1.000          1.132                --

  Travelers MFS Total Return Subaccount (11/99)......  2006      1.188          1.225                --
                                                       2005      1.178          1.188         1,715,890
                                                       2004      1.079          1.178         1,111,199
                                                       2003      1.000          1.079            78,205

  Travelers MFS Value Subaccount (7/04)..............  2006      1.165          1.257                --
                                                       2005      1.117          1.165           303,452
                                                       2004      0.993          1.117           122,142

  Travelers Mondrian International Stock Subaccount
  (5/00).............................................  2006      1.410          1.617                --
                                                       2005      1.314          1.410           708,291
                                                       2004      1.159          1.314           575,019
                                                       2003      1.000          1.159               788

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.274          1.350                --
                                                       2005      1.227          1.274             3,586
                                                       2004      1.127          1.227                --
                                                       2003      1.000          1.127                --

  Travelers Pioneer Mid Cap Value Subaccount (5/05)..  2006      1.059          1.113                --
                                                       2005      1.000          1.059                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Pioneer Strategic Income Subaccount
  (6/00).............................................  2006      1.191          1.201                --
                                                       2005      1.173          1.191           253,499
                                                       2004      1.079          1.173            65,381
                                                       2003      1.000          1.079                --

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.206          1.256                --
                                                       2005      1.206          1.206           329,452
                                                       2004      1.117          1.206           126,430
                                                       2003      1.000          1.117                --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)..................................  2006      1.133          1.302                --
                                                       2005      1.032          1.133             1,556

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.105          1.266                --
                                                       2005      1.000          1.105                --

  Travelers Van Kampen Enterprise Subaccount
  (11/99)............................................  2006      1.213          1.257                --
                                                       2005      1.149          1.213                --
                                                       2004      1.129          1.149                --
                                                       2003      1.000          1.129                --

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (11/99).........................................  2006      1.237          1.247            21,074
                                                       2005      1.170          1.237            13,261
                                                       2004      1.116          1.170            13,267
                                                       2003      1.000          1.116                --

Variable Insurance Products Fund
  VIP Contrafund Subaccount (Service Class) (11/99)..  2006      1.476          1.614           734,913
                                                       2005      1.289          1.476           718,779
                                                       2004      1.141          1.289           213,311
                                                       2003      1.000          1.141             5,137

  VIP Mid Cap Subaccount (Service Class 2) (5/01)....  2006      1.692          1.863           627,194
                                                       2005      1.463          1.692           529,369
                                                       2004      1.198          1.463           320,461
                                                       2003      1.000          1.198            52,180

                         SEPARATE ACCOUNT CHARGES 2.10%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.249          1.304               --
                                                       2005      1.220          1.249               --
                                                       2004      1.120          1.220               --
                                                       2003      1.000          1.120               --

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.304          1.269               --
                                                       2005      1.159          1.304               --
                                                       2004      1.093          1.159               --
                                                       2003      1.000          1.093               --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.474          1.738           86,022
                                                       2005      1.319          1.474           89,838
                                                       2004      1.187          1.319           37,649
                                                       2003      1.000          1.187            6,649

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.440          1.554          160,431
                                                       2005      1.266          1.440          162,056
                                                       2004      1.149          1.266           50,046
                                                       2003      1.000          1.149            8,761

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2006      1.284          1.449          170,659
                                                       2005      1.239          1.284          171,218
                                                       2004      1.147          1.239           75,789
                                                       2003      1.000          1.147            8,885

Capital Appreciation Fund
  Capital Appreciation Fund (5/00)...................  2006      1.551          1.532               --
                                                       2005      1.340          1.551               --
                                                       2004      1.145          1.340               --
                                                       2003      1.000          1.145               --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/00).............................................  2006      1.543          2.004               --
                                                       2005      1.470          1.543               --
                                                       2004      1.143          1.470               --
                                                       2003      1.000          1.143               --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.295          1.406               --
                                                       2005      1.201          1.295               --
                                                       2004      1.074          1.201               --
                                                       2003      1.000          1.074               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)................................  2006      1.293          1.438               --
                                                       2005      1.199          1.293           23,446
                                                       2004      1.067          1.199           23,446
                                                       2003      1.000          1.067               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2006      1.048          1.213               --
                                                       2005      1.027          1.048               --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2006      1.336          1.422            7,831
                                                       2005      1.302          1.336            7,843
                                                       2004      1.192          1.302            7,433
                                                       2003      1.000          1.192            6,551

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.334          1.547               --
                                                       2005      1.232          1.334               --
                                                       2004      1.117          1.232               --
                                                       2003      1.000          1.117               --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2006      1.924          2.414            3,420
                                                       2005      1.542          1.924            3,578
                                                       2004      1.263          1.542               --
                                                       2003      1.000          1.263               --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2006      1.472          1.750           12,064
                                                       2005      1.364          1.472           12,064
                                                       2004      1.175          1.364            3,451
                                                       2003      1.000          1.175               --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (6/02)...................................  2006      1.406          1.678               --
                                                       2005      1.319          1.406               --
                                                       2004      1.161          1.319               --
                                                       2003      1.000          1.161               --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2006      1.478          1.639               --
                                                       2005      1.347          1.478               --
                                                       2004      1.142          1.347               --
                                                       2003      1.000          1.142               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.344          1.502               --
                                                       2005      1.320          1.344            4,952
                                                       2004      1.173          1.320              409
                                                       2003      1.000          1.173               --

Legg Mason Partners Investment Series
  LMPIS Dividend Strategy Subaccount (5/01)..........  2006      1.090          1.258               --
                                                       2005      1.115          1.090               --
                                                       2004      1.101          1.115               --
                                                       2003      1.000          1.101               --

  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2006      1.207          1.269            9,233
                                                       2005      1.160          1.207            8,498
                                                       2004      1.151          1.160               --
                                                       2003      1.000          1.151               --

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunties Subaccount
  (5/01).............................................  2006      1.436          1.587               --
                                                       2005      1.397          1.436            6,229
                                                       2004      1.234          1.397            6,233
                                                       2003      1.000          1.234               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2006      1.264          1.462            6,735
                                                       2005      1.241          1.264            6,742
                                                       2004      1.170          1.241            6,750
                                                       2003      1.000          1.170            6,753

  LMPVPI Investors Subaccount (Class I) (11/99)......  2006      1.293          1.498               --
                                                       2005      1.240          1.293               --
                                                       2004      1.147          1.240               --
                                                       2003      1.000          1.147               --

  LMPVPI Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2006      1.432          1.581               --
                                                       2005      1.394          1.432               --
                                                       2004      1.236          1.394               --
                                                       2003      1.000          1.236               --

Legg Mason Partners Variable Portfolios II
  LMPVPII Appreciation Subaccount (11/99)............  2006      1.218          1.369            2,458
                                                       2005      1.192          1.218            2,581
                                                       2004      1.119          1.192               --
                                                       2003      1.000          1.119               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPII Diversified Strategic Income Subaccount
  (11/99)............................................  2006      1.110          1.145               --
                                                       2005      1.105          1.110               --
                                                       2004      1.057          1.105               --
                                                       2003      1.000          1.057               --

  LMPVPII Equity Index Subaccount (Class II)
  (11/99)............................................  2006      1.245          1.403               --
                                                       2005      1.219          1.245               --
                                                       2004      1.130          1.219               --
                                                       2003      1.000          1.130               --

  LMPVPII Fundamental Value Subaccount (11/99).......  2006      1.271          1.453           41,018
                                                       2005      1.238          1.271           42,517
                                                       2004      1.169          1.238           14,741
                                                       2003      1.000          1.169               --

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount (9/03)..  2006      0.990          1.010           17,210
                                                       2005      0.988          0.990           21,619
                                                       2004      0.997          0.988           21,622
                                                       2003      1.000          0.997               --

  LMPVPIII Aggressive Growth Subaccount (11/99)......  2006      1.337          1.424               --
                                                       2005      1.223          1.337               --
                                                       2004      1.136          1.223               --
                                                       2003      1.000          1.136               --

  LMPVPIII High Income Subaccount (11/99)............  2006      1.197          1.300            3,661
                                                       2005      1.191          1.197            3,844
                                                       2004      1.101          1.191               --
                                                       2003      1.000          1.101               --

  LMPVPIII Large Cap Growth Subaccount (11/99).......  2006      1.183          1.212            6,346
                                                       2005      1.148          1.183           14,223
                                                       2004      1.169          1.148            7,565
                                                       2003      1.000          1.169               --

  LMPVPIII Mid Cap Core Subaccount (11/99)...........  2006      1.328          1.494           12,728
                                                       2005      1.252          1.328           20,292
                                                       2004      1.158          1.252            6,960
                                                       2003      1.000          1.158               --

  LMPVPIII Money Market Subaccount (11/99)...........  2006      0.989          1.013               --
                                                       2005      0.982          0.989               --
                                                       2004      0.994          0.982               --
                                                       2003      1.000          0.994               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios IV
  LMPVPIV Multiple Discipline Subaccount-All Cap
  Growth and Value (10/02)...........................  2006      1.215          1.352           12,059
                                                       2005      1.179          1.215           12,066
                                                       2004      1.129          1.179           12,072
                                                       2003      1.000          1.129           12,074

  LMPVPIV Multiple Discipline Subaccount-Balanced All
  Cap Growth and Value (10/02).......................  2006      1.143          1.237          333,035
                                                       2005      1.120          1.143          352,158
                                                       2004      1.089          1.120          357,916
                                                       2003      1.000          1.089          292,892

  LMPVPIV Multiple Discipline Subaccount-Global All
  Cap Growth and Value (10/02).......................  2006      1.284          1.449           51,122
                                                       2005      1.231          1.284           52,677
                                                       2004      1.140          1.231           55,062
                                                       2003      1.000          1.140            9,003

  LMPVPIV Multiple Discipline Subaccount-Large Cap
  Growth and Value (11/02)...........................  2006      1.189          1.308               --
                                                       2005      1.173          1.189               --
                                                       2004      1.122          1.173               --
                                                       2003      1.000          1.122               --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2006      1.272          1.461           94,216
                                                       2005      1.258          1.272           92,498
                                                       2004      1.140          1.258           29,092
                                                       2003      1.000          1.140               --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2006      1.488          1.635           24,865
                                                       2005      1.404          1.488           23,389
                                                       2004      1.156          1.404              514
                                                       2003      1.000          1.156               --

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2006      1.438          1.518               --

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.265          1.344               --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2006      1.615          1.773               --

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.532          1.565               --

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2006      1.001          1.072               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2006      1.015          1.068               --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.342          1.321               --

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2006      1.301          1.287               --

  MIST MFS Value Subaccount (Class A) (4/06).........  2006      1.256          1.384               --

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2006      1.003          1.216               --

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2006      1.348          1.445               --

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.113          1.167               --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2006      1.200          1.239            3,644

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2006      1.003          1.025           41,024

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2006      1.348          1.312               --

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2006      1.017          1.052            5,205

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2006      1.256          1.287               --

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2006      1.283          1.296               --

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2006      1.308          1.337           29,130

  MSF MetLife Aggressive Allocation Subaccount
  (4/06).............................................  2006      1.002          1.057               --

  MSF MetLife Conservative Allocation Subaccount
  (4/06).............................................  2006      1.001          1.039               --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)..................................  2006      1.002          1.046               --

  MSF MetLife Moderate Allocation Subaccount (4/06)..  2006      1.002          1.051               --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)..................................  2006      1.002          1.056           17,267

  MSF MFS Total Return Subaccount (Class F) (4/06)...  2006      1.223          1.303          115,433

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2006      0.996          1.047               --

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2006      0.998          1.065               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2006      1.115          1.099           25,681
                                                       2005      1.115          1.115           27,032
                                                       2004      1.046          1.115              321
                                                       2003      1.000          1.046               --

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2006      1.056          1.073           86,378
                                                       2005      1.052          1.056           85,546
                                                       2004      1.024          1.052           25,853
                                                       2003      1.000          1.024               --

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2006      1.475          1.845               --
                                                       2005      1.343          1.475               --
                                                       2004      1.180          1.343               --
                                                       2003      1.000          1.180               --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2006      1.601          1.839               --
                                                       2005      1.528          1.601               --
                                                       2004      1.236          1.528               --
                                                       2003      1.000          1.236               --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/01).............................................  2006      1.262          1.342               --
                                                       2005      1.185          1.262               --
                                                       2004      1.136          1.185               --
                                                       2003      1.000          1.136               --

  Travelers Equity Income Subaccount (11/99).........  2006      1.246          1.308               --
                                                       2005      1.218          1.246           27,363
                                                       2004      1.132          1.218            6,969
                                                       2003      1.000          1.132            6,972

  Travelers Large Cap Subaccount (11/99).............  2006      1.247          1.283               --
                                                       2005      1.172          1.247               --
                                                       2004      1.123          1.172               --
                                                       2003      1.000          1.123               --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.074          1.140               --
                                                       2005      1.007          1.074               --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.027          1.030               --
                                                       2005      1.000          1.027               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.043          1.078               --
                                                       2005      1.000          1.043               --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.062          1.105               --
                                                       2005      0.999          1.062               --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05).....................  2006      1.034          1.053               --
                                                       2005      1.008          1.034               --

  Travelers Managed Income Subaccount (11/99)........  2006      1.029          1.017               --
                                                       2005      1.036          1.029            4,772
                                                       2004      1.029          1.036               --
                                                       2003      1.000          1.029               --

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      1.357          1.438               --
                                                       2005      1.236          1.357               --
                                                       2004      1.090          1.236               --
                                                       2003      1.000          1.090               --

  Travelers MFS Mid Cap Growth Subaccount (5/00).....  2006      1.276          1.348               --
                                                       2005      1.264          1.276               --
                                                       2004      1.132          1.264               --
                                                       2003      1.000          1.132               --

  Travelers MFS Total Return Subaccount (11/99)......  2006      1.187          1.223               --
                                                       2005      1.177          1.187          109,722
                                                       2004      1.078          1.177           41,109
                                                       2003      1.000          1.078               --

  Travelers MFS Value Subaccount (7/04)..............  2006      1.164          1.256               --
                                                       2005      1.117          1.164               --
                                                       2004      0.992          1.117               --

  Travelers Mondrian International Stock Subaccount
  (5/00).............................................  2006      1.408          1.615               --
                                                       2005      1.313          1.408               --
                                                       2004      1.158          1.313               --
                                                       2003      1.000          1.158               --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.273          1.348               --
                                                       2005      1.226          1.273               --
                                                       2004      1.127          1.226               --
                                                       2003      1.000          1.127               --

  Travelers Pioneer Mid Cap Value Subaccount (5/05)..  2006      1.059          1.113               --
                                                       2005      1.000          1.059               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Pioneer Strategic Income Subaccount
  (6/00).............................................  2006      1.190          1.200               --
                                                       2005      1.172          1.190            3,647
                                                       2004      1.079          1.172              307
                                                       2003      1.000          1.079               --

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.204          1.254               --
                                                       2005      1.205          1.204               --
                                                       2004      1.116          1.205               --
                                                       2003      1.000          1.116               --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)..................................  2006      1.132          1.301               --
                                                       2005      1.032          1.132               --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.105          1.265               --
                                                       2005      1.000          1.105               --

  Travelers Van Kampen Enterprise Subaccount
  (11/99)............................................  2006      1.212          1.256               --
                                                       2005      1.148          1.212               --
                                                       2004      1.128          1.148               --
                                                       2003      1.000          1.128               --

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (11/99).........................................  2006      1.236          1.244               --
                                                       2005      1.169          1.236               --
                                                       2004      1.115          1.169               --
                                                       2003      1.000          1.115               --

Variable Insurance Products Fund
  VIP Contrafund Subaccount (Service Class) (11/99)..  2006      1.474          1.611            8,737
                                                       2005      1.288          1.474            8,741
                                                       2004      1.141          1.288            8,746
                                                       2003      1.000          1.141            8,748

  VIP Mid Cap Subaccount (Service Class 2) (5/01)....  2006      1.690          1.860           22,317
                                                       2005      1.462          1.690           22,322
                                                       2004      1.198          1.462           21,134
                                                       2003      1.000          1.198               --

                         SEPARATE ACCOUNT CHARGES 2.15%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.108          1.156                --
                                                       2005      1.082          1.108           124,480
                                                       2004      1.000          1.082                --

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.191          1.158                --
                                                       2005      1.059          1.191                --
                                                       2004      1.000          1.059                --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.244          1.467           321,792
                                                       2005      1.114          1.244           268,672
                                                       2004      1.000          1.114                --

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.236          1.334         1,752,398
                                                       2005      1.087          1.236         1,267,579
                                                       2004      1.000          1.087                --

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2006      1.104          1.245         1,906,663
                                                       2005      1.066          1.104         1,526,602
                                                       2004      1.000          1.066                --

Capital Appreciation Fund
  Capital Appreciation Fund (5/00)...................  2006      1.354          1.338                --
                                                       2005      1.171          1.354            51,411
                                                       2004      1.000          1.171                --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/00).............................................  2006      1.352          1.755                --
                                                       2005      1.289          1.352            17,125
                                                       2004      1.000          1.289                --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.206          1.309                --
                                                       2005      1.118          1.206            39,269
                                                       2004      1.000          1.118                --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)................................  2006      1.208          1.344                --
                                                       2005      1.121          1.208            70,914
                                                       2004      1.000          1.121                --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2006      1.047          1.212            75,606
                                                       2005      1.027          1.047            49,789

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2006      1.114          1.185             6,096
                                                       2005      1.086          1.114             5,038
                                                       2004      1.000          1.086                --

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.192          1.381                --
                                                       2005      1.101          1.192           298,938
                                                       2004      1.000          1.101                --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2006      1.575          1.975           100,175
                                                       2005      1.263          1.575            46,650
                                                       2004      1.000          1.263                --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2006      1.248          1.483           334,709
                                                       2005      1.157          1.248           253,947
                                                       2004      1.000          1.157                --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (6/02)...................................  2006      1.194          1.424                --
                                                       2005      1.121          1.194           125,786
                                                       2004      1.000          1.121                --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2006      1.240          1.375            30,026
                                                       2005      1.131          1.240            26,698
                                                       2004      1.000          1.131                --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.147          1.281                --
                                                       2005      1.127          1.147            87,939
                                                       2004      1.000          1.127                --

Legg Mason Partners Investment Series
  LMPIS Dividend Strategy Subaccount (5/01)..........  2006      0.994          1.147            26,587
                                                       2005      1.017          0.994            19,939
                                                       2004      1.000          1.017                --

  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2006      1.069          1.123                --
                                                       2005      1.027          1.069                --
                                                       2004      1.000          1.027                --

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunties Subaccount
  (5/01).............................................  2006      1.202          1.328            27,105
                                                       2005      1.170          1.202            27,876
                                                       2004      1.000          1.170                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2006      1.078          1.246                --
                                                       2005      1.058          1.078                --
                                                       2004      1.000          1.058                --

  LMPVPI Investors Subaccount (Class I) (11/99)......  2006      1.127          1.304            20,963
                                                       2005      1.081          1.127            21,894
                                                       2004      1.000          1.081                --

  LMPVPI Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2006      1.198          1.323                --
                                                       2005      1.167          1.198                --
                                                       2004      1.000          1.167                --

Legg Mason Partners Variable Portfolios II
  LMPVPII Appreciation Subaccount (11/99)............  2006      1.080          1.213           180,102
                                                       2005      1.058          1.080           177,669
                                                       2004      1.000          1.058                --

  LMPVPII Diversified Strategic Income Subaccount
  (11/99)............................................  2006      1.075          1.109             5,756
                                                       2005      1.071          1.075             5,763
                                                       2004      1.000          1.071                --

  LMPVPII Equity Index Subaccount (Class II)
  (11/99)............................................  2006      1.093          1.231            16,010
                                                       2005      1.071          1.093            16,804
                                                       2004      1.000          1.071                --

  LMPVPII Fundamental Value Subaccount (11/99).......  2006      1.086          1.242            61,562
                                                       2005      1.059          1.086            57,572
                                                       2004      1.000          1.059                --

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount (9/03)..  2006      1.001          1.020            22,760
                                                       2005      0.999          1.001            22,776
                                                       2004      1.000          0.999                --

  LMPVPIII Aggressive Growth Subaccount (11/99)......  2006      1.166          1.242           186,416
                                                       2005      1.067          1.166           132,519
                                                       2004      1.000          1.067                --

  LMPVPIII High Income Subaccount (11/99)............  2006      1.090          1.184           147,174
                                                       2005      1.086          1.090           114,137
                                                       2004      1.000          1.086                --

  LMPVPIII Large Cap Growth Subaccount (11/99).......  2006      1.021          1.045            58,317
                                                       2005      0.991          1.021            23,650
                                                       2004      1.000          0.991                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPIII Mid Cap Core Subaccount (11/99)...........  2006      1.161          1.305            24,179
                                                       2005      1.096          1.161            24,318
                                                       2004      1.000          1.096                --

  LMPVPIII Money Market Subaccount (11/99)...........  2006      1.001          1.025           664,130
                                                       2005      0.995          1.001            51,624
                                                       2004      1.000          0.995                --

Legg Mason Partners Variable Portfolios IV
  LMPVPIV Multiple Discipline Subaccount-All Cap
  Growth and Value (10/02)...........................  2006      1.071          1.191         1,109,431
                                                       2005      1.040          1.071           907,116
                                                       2004      1.000          1.040                --

  LMPVPIV Multiple Discipline Subaccount-Balanced All
  Cap Growth and Value (10/02).......................  2006      1.053          1.139            90,655
                                                       2005      1.032          1.053            90,692
                                                       2004      1.000          1.032                --

  LMPVPIV Multiple Discipline Subaccount-Global All
  Cap Growth and Value (10/02).......................  2006      1.113          1.255            17,971
                                                       2005      1.068          1.113            17,971
                                                       2004      1.000          1.068                --

  LMPVPIV Multiple Discipline Subaccount-Large Cap
  Growth and Value (11/02)...........................  2006      1.048          1.152                --
                                                       2005      1.034          1.048            14,628
                                                       2004      1.000          1.034                --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2006      1.112          1.277           190,930
                                                       2005      1.101          1.112           197,024
                                                       2004      1.000          1.101                --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2006      1.231          1.352           159,734
                                                       2005      1.162          1.231           134,734
                                                       2004      1.000          1.162                --

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2006      1.308          1.380            21,571

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.264          1.343                --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2006      1.409          1.547            96,944

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.338          1.366            24,119

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2006      1.001          1.072           675,907

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2006      1.015          1.068                --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.194          1.175                --

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2006      1.301          1.286               475

  MIST MFS Value Subaccount (Class A) (4/06).........  2006      1.267          1.395           113,583

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2006      1.003          1.216            24,155

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2006      1.202          1.288            17,292

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.112          1.166            38,401

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2006      1.130          1.167           311,443

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2006      1.003          1.025           317,037

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2006      1.145          1.113               606

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2006      1.010          1.045             4,549

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2006      1.134          1.162                --

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2006      1.149          1.160                --

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2006      1.183          1.209            63,906

  MSF MetLife Aggressive Allocation Subaccount
  (4/06).............................................  2006      1.002          1.056                --

  MSF MetLife Conservative Allocation Subaccount
  (4/06).............................................  2006      1.001          1.039                --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)..................................  2006      1.002          1.045             2,161

  MSF MetLife Moderate Allocation Subaccount (4/06)..  2006      1.002          1.051           165,183

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)..................................  2006      1.002          1.055            75,546

  MSF MFS Total Return Subaccount (Class F) (4/06)...  2006      1.139          1.213         1,030,586

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2006      0.996          1.047           217,827

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2006      0.998          1.065                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2006      1.068          1.052           303,167
                                                       2005      1.069          1.068           266,278
                                                       2004      1.000          1.069                --

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2006      1.048          1.065           278,390
                                                       2005      1.045          1.048           202,033
                                                       2004      1.000          1.045                --

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2006      1.274          1.593                --
                                                       2005      1.160          1.274                --
                                                       2004      1.000          1.160                --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2006      1.251          1.436            32,497
                                                       2005      1.194          1.251            26,570
                                                       2004      1.000          1.194                --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/01).............................................  2006      1.124          1.194                --
                                                       2005      1.056          1.124                --
                                                       2004      1.000          1.056                --

  Travelers Equity Income Subaccount (11/99).........  2006      1.128          1.183                --
                                                       2005      1.103          1.128            52,283
                                                       2004      1.000          1.103                --

  Travelers Large Cap Subaccount (11/99).............  2006      1.117          1.149                --
                                                       2005      1.050          1.117                --
                                                       2004      1.000          1.050                --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.074          1.140                --
                                                       2005      1.007          1.074                --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.027          1.029                --
                                                       2005      1.000          1.027             7,282

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.043          1.078                --
                                                       2005      1.000          1.043           153,519

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.061          1.105                --
                                                       2005      0.999          1.061            56,819

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05).....................  2006      1.034          1.052                --
                                                       2005      1.008          1.034             2,060

  Travelers Managed Income Subaccount (11/99)........  2006      1.022          1.010                --
                                                       2005      1.030          1.022            18,856
                                                       2004      1.000          1.030                --

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      1.234          1.308                --
                                                       2005      1.125          1.234            13,222
                                                       2004      1.000          1.125                --

  Travelers MFS Mid Cap Growth Subaccount (5/00).....  2006      1.084          1.145                --
                                                       2005      1.075          1.084                --
                                                       2004      1.000          1.075                --

  Travelers MFS Total Return Subaccount (11/99)......  2006      1.105          1.139                --
                                                       2005      1.097          1.105           900,374
                                                       2004      1.000          1.097                --

  Travelers MFS Value Subaccount (7/04)..............  2006      1.175          1.267                --
                                                       2005      1.127          1.175            74,412
                                                       2004      1.002          1.127                --

  Travelers Mondrian International Stock Subaccount
  (5/00).............................................  2006      1.229          1.409                --
                                                       2005      1.146          1.229            53,537
                                                       2004      1.000          1.146                --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.135          1.202                --
                                                       2005      1.094          1.135            17,292
                                                       2004      1.000          1.094                --

  Travelers Pioneer Mid Cap Value Subaccount (5/05)..  2006      1.059          1.112                --
                                                       2005      1.000          1.059            15,405

  Travelers Pioneer Strategic Income Subaccount
  (6/00).............................................  2006      1.121          1.130                --
                                                       2005      1.105          1.121           295,861
                                                       2004      1.000          1.105                --

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.098          1.143                --
                                                       2005      1.099          1.098                --
                                                       2004      1.000          1.099                --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)..................................  2006      1.132          1.301                --
                                                       2005      1.032          1.132             7,671

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.104          1.264                --
                                                       2005      1.000          1.104             7,199

  Travelers Van Kampen Enterprise Subaccount
  (11/99)............................................  2006      1.095          1.134                --
                                                       2005      1.038          1.095                --
                                                       2004      1.000          1.038                --

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (11/99).........................................  2006      1.120          1.127                --
                                                       2005      1.060          1.120                --
                                                       2004      1.000          1.060                --

Variable Insurance Products Fund
  VIP Contrafund Subaccount (Service Class) (11/99)..  2006      1.268          1.385           266,665
                                                       2005      1.109          1.268           197,661
                                                       2004      1.000          1.109                --

  VIP Mid Cap Subaccount (Service Class 2) (5/01)....  2006      1.419          1.561           117,304
                                                       2005      1.228          1.419           105,188
                                                       2004      1.000          1.228                --




                       SEPARATE ACCOUNT CHARGES 2.20% (B)


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.382          1.442                --
                                                       2005      1.351          1.382            87,681
                                                       2004      1.242          1.351            53,488
                                                       2003      0.960          1.242             8,543
                                                       2002      1.000          0.960                --

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.362          1.324                --
                                                       2005      1.212          1.362             8,136
                                                       2004      1.144          1.212             8,147
                                                       2003      0.948          1.144             8,158
                                                       2002      1.000          0.948                --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.614          1.902           243,233
                                                       2005      1.446          1.614           263,482
                                                       2004      1.303          1.446           234,185
                                                       2003      0.984          1.303            11,565
                                                       2002      1.000          0.984                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.608          1.734           591,139
                                                       2005      1.415          1.608           608,837
                                                       2004      1.285          1.415           542,802
                                                       2003      0.960          1.285           291,762
                                                       2002      1.000          0.960                --

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2006      1.406          1.585           981,249
                                                       2005      1.358          1.406         1,000,046
                                                       2004      1.258          1.358           950,041
                                                       2003      0.971          1.258           704,556
                                                       2002      1.000          0.971                --

Capital Appreciation Fund
  Capital Appreciation Fund (5/00)...................  2006      1.600          1.580                --
                                                       2005      1.384          1.600             5,253
                                                       2004      1.183          1.384             5,256
                                                       2003      0.968          1.183             5,056
                                                       2002      1.000          0.968                --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/00).............................................  2006      1.776          2.304                --
                                                       2005      1.694          1.776            47,056
                                                       2004      1.318          1.694            47,056
                                                       2003      1.005          1.318            45,031
                                                       2002      1.000          1.005                --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.293          1.403                --
                                                       2005      1.199          1.293                --
                                                       2004      1.073          1.199                --
                                                       2003      1.000          1.073                --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)................................  2006      1.290          1.435                --
                                                       2005      1.197          1.290             1,812
                                                       2004      1.067          1.197                --
                                                       2003      1.000          1.067                --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2006      1.047          1.211            34,644
                                                       2005      1.027          1.047                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2006      1.454          1.546            56,156
                                                       2005      1.418          1.454            58,906
                                                       2004      1.300          1.418            56,400
                                                       2003      0.969          1.300            29,124
                                                       2002      1.000          0.969                --

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.450          1.680                --
                                                       2005      1.341          1.450           288,138
                                                       2004      1.217          1.341           292,095
                                                       2003      0.994          1.217           223,043
                                                       2002      1.000          0.994                --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2006      2.190          2.745            47,212
                                                       2005      1.757          2.190            44,244
                                                       2004      1.440          1.757            50,617
                                                       2003      1.000          1.440            30,640

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2006      1.598          1.899            77,535
                                                       2005      1.483          1.598            65,940
                                                       2004      1.279          1.483            61,084
                                                       2003      0.989          1.279            19,323
                                                       2002      1.000          0.989                --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (6/02)...................................  2006      1.526          1.818                --
                                                       2005      1.433          1.526            77,554
                                                       2004      1.262          1.433            65,648
                                                       2003      0.976          1.262            36,044
                                                       2002      1.000          0.976                --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2006      1.674          1.855            18,867
                                                       2005      1.527          1.674            27,542
                                                       2004      1.296          1.527            25,628
                                                       2003      0.983          1.296            18,539
                                                       2002      1.000          0.983                --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.519          1.696                --
                                                       2005      1.493          1.519            28,004
                                                       2004      1.329          1.493            23,228
                                                       2003      1.000          1.329             4,528

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Investment Series
  LMPIS Dividend Strategy Subaccount (5/01)..........  2006      1.149          1.325            16,365
                                                       2005      1.176          1.149            16,173
                                                       2004      1.163          1.176             6,295
                                                       2003      0.963          1.163             6,109
                                                       2002      1.000          0.963                --

  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2006      1.320          1.386                --
                                                       2005      1.269          1.320            20,272
                                                       2004      1.261          1.269                --
                                                       2003      0.960          1.261                --
                                                       2002      1.000          0.960                --

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunties Subaccount
  (5/01).............................................  2006      1.571          1.735            13,206
                                                       2005      1.531          1.571            65,581
                                                       2004      1.353          1.531            68,766
                                                       2003      0.974          1.353            18,794
                                                       2002      1.000          0.974                --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2006      1.408          1.627           171,439
                                                       2005      1.383          1.408           184,824
                                                       2004      1.305          1.383           185,914
                                                       2003      0.960          1.305           145,744
                                                       2002      1.000          0.960                --

  LMPVPI Investors Subaccount (Class I) (11/99)......  2006      1.396          1.615             5,940
                                                       2005      1.340          1.396             5,943
                                                       2004      1.241          1.340             5,946
                                                       2003      0.958          1.241                --
                                                       2002      1.000          0.958                --

  LMPVPI Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2006      1.632          1.801            49,057
                                                       2005      1.591          1.632            62,378
                                                       2004      1.412          1.591            75,282
                                                       2003      0.970          1.412            51,166
                                                       2002      1.000          0.970                --

Legg Mason Partners Variable Portfolios II
  LMPVPII Appreciation Subaccount (11/99)............  2006      1.292          1.451           128,547
                                                       2005      1.267          1.292           137,911
                                                       2004      1.190          1.267           130,325
                                                       2003      0.977          1.190           108,325
                                                       2002      1.000          0.977                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPII Diversified Strategic Income Subaccount
  (11/99)............................................  2006      1.157          1.193            40,392
                                                       2005      1.153          1.157           201,480
                                                       2004      1.104          1.153           199,486
                                                       2003      1.010          1.104           169,179
                                                       2002      1.000          1.010                --

  LMPVPII Equity Index Subaccount (Class II)
  (11/99)............................................  2006      1.329          1.496            29,531
                                                       2005      1.303          1.329            65,689
                                                       2004      1.208          1.303            31,447
                                                       2003      0.967          1.208            14,964
                                                       2002      1.000          0.967                --

  LMPVPII Fundamental Value Subaccount (11/99).......  2006      1.421          1.624           208,073
                                                       2005      1.386          1.421           244,750
                                                       2004      1.310          1.386           255,757
                                                       2003      0.966          1.310           109,298
                                                       2002      1.000          0.966                --

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount (9/03)..  2006      0.988          1.006            65,692
                                                       2005      0.987          0.988           105,280
                                                       2004      0.997          0.987            71,789
                                                       2003      1.000          0.997            30,870

  LMPVPIII Aggressive Growth Subaccount (11/99)......  2006      1.470          1.564           319,844
                                                       2005      1.346          1.470           331,153
                                                       2004      1.251          1.346           333,858
                                                       2003      0.951          1.251           177,260
                                                       2002      1.000          0.951                --

  LMPVPIII High Income Subaccount (11/99)............  2006      1.363          1.479           556,949
                                                       2005      1.358          1.363           592,813
                                                       2004      1.256          1.358           550,689
                                                       2003      1.007          1.256           282,296
                                                       2002      1.000          1.007                --

  LMPVPIII Large Cap Growth Subaccount (11/99).......  2006      1.380          1.412           156,218
                                                       2005      1.341          1.380           186,768
                                                       2004      1.366          1.341           198,544
                                                       2003      0.946          1.366           106,645
                                                       2002      1.000          0.946                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPIII Mid Cap Core Subaccount (11/99)...........  2006      1.419          1.594            19,944
                                                       2005      1.339          1.419            42,942
                                                       2004      1.240          1.339            42,958
                                                       2003      0.977          1.240            27,736
                                                       2002      1.000          0.977                --

  LMPVPIII Money Market Subaccount (11/99)...........  2006      0.977          1.000           259,784
                                                       2005      0.971          0.977            37,008
                                                       2004      0.984          0.971            35,476
                                                       2003      0.999          0.984            17,168
                                                       2002      1.000          0.999                --

Legg Mason Partners Variable Portfolios IV
  LMPVPIV Multiple Discipline Subaccount-All Cap
  Growth and Value (10/02)...........................  2006      1.339          1.488           799,557
                                                       2005      1.300          1.339         1,005,196
                                                       2004      1.246          1.300         1,120,270
                                                       2003      0.969          1.246           559,967
                                                       2002      1.000          0.969                --

  LMPVPIV Multiple Discipline Subaccount-Balanced All
  Cap Growth and Value (10/02).......................  2006      1.224          1.323         1,365,232
                                                       2005      1.200          1.224         1,377,552
                                                       2004      1.168          1.200         1,374,620
                                                       2003      0.979          1.168         1,016,318
                                                       2002      1.000          0.979                --

  LMPVPIV Multiple Discipline Subaccount-Global All
  Cap Growth and Value (10/02).......................  2006      1.392          1.569           853,067
                                                       2005      1.336          1.392           621,873
                                                       2004      1.239          1.336           294,992
                                                       2003      0.962          1.239                --
                                                       2002      1.000          0.962                --

  LMPVPIV Multiple Discipline Subaccount-Large Cap
  Growth and Value (11/02)...........................  2006      1.284          1.410            68,918
                                                       2005      1.267          1.284            68,969
                                                       2004      1.213          1.267            68,535
                                                       2003      0.961          1.213                --
                                                       2002      1.000          0.961                --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2006      1.378          1.581           112,858
                                                       2005      1.364          1.378           126,897
                                                       2004      1.238          1.364            96,031
                                                       2003      1.000          1.238            60,061

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2006      1.610          1.767            78,050
                                                       2005      1.520          1.610            96,218
                                                       2004      1.253          1.520            56,353
                                                       2003      1.000          1.253            25,857

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2006      1.519          1.602           125,866

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.264          1.342                --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2006      1.752          1.922            48,650

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.580          1.613             5,443

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2006      1.001          1.072           418,886

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2006      1.015          1.068             4,159

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.440          1.417            60,677

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2006      1.300          1.285                --

  MIST MFS Value Subaccount (Class A) (4/06).........  2006      1.254          1.380            10,775

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2006      1.003          1.215            82,139

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2006      1.445          1.547             5,084

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.112          1.165                --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2006      1.308          1.350             8,500

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2006      1.003          1.025            36,008

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2006      1.552          1.509            43,270

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2006      1.061          1.097           114,070

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2006      1.318          1.349                --

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2006      1.343          1.356           100,347

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2006      1.417          1.447            69,711

  MSF MetLife Aggressive Allocation Subaccount
  (4/06).............................................  2006      1.002          1.056                --

  MSF MetLife Conservative Allocation Subaccount
  (4/06).............................................  2006      1.001          1.038                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)..................................  2006      1.002          1.045                --

  MSF MetLife Moderate Allocation Subaccount (4/06)..  2006      1.002          1.050                --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)..................................  2006      1.002          1.055                --

  MSF MFS Total Return Subaccount (Class F) (4/06)...  2006      1.271          1.354           364,487

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2006      0.996          1.047           130,335

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2006      0.998          1.064            11,006

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2006      1.109          1.092            81,833
                                                       2005      1.110          1.109           104,374
                                                       2004      1.042          1.110           168,773
                                                       2003      1.000          1.042            54,678

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2006      1.069          1.086           561,674
                                                       2005      1.067          1.069           596,876
                                                       2004      1.040          1.067           576,706
                                                       2003      1.012          1.040           514,636
                                                       2002      1.000          1.012                --

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2006      1.560          1.949             2,316
                                                       2005      1.421          1.560                --
                                                       2004      1.250          1.421             2,038
                                                       2003      0.994          1.250             2,129
                                                       2002      1.000          0.994                --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2006      1.848          2.121            32,939
                                                       2005      1.765          1.848            31,893
                                                       2004      1.430          1.765            15,972
                                                       2003      0.977          1.430            17,788
                                                       2002      1.000          0.977                --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/01).............................................  2006      1.355          1.440                --
                                                       2005      1.274          1.355            76,662
                                                       2004      1.223          1.274            74,577
                                                       2003      0.967          1.223            55,722
                                                       2002      1.000          0.967                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Equity Income Subaccount (11/99).........  2006      1.351          1.417                --
                                                       2005      1.322          1.351            70,507
                                                       2004      1.230          1.322            51,434
                                                       2003      0.958          1.230            35,368
                                                       2002      1.000          0.958                --

  Travelers Large Cap Subaccount (11/99).............  2006      1.306          1.343                --
                                                       2005      1.228          1.306             8,717
                                                       2004      1.179          1.228             5,234
                                                       2003      0.966          1.179             5,013
                                                       2002      1.000          0.966                --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.074          1.139                --
                                                       2005      1.007          1.074                --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.027          1.029                --
                                                       2005      1.000          1.027                --

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.042          1.077                --
                                                       2005      1.000          1.042                --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.061          1.104                --
                                                       2005      0.999          1.061                --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05).....................  2006      1.034          1.052                --
                                                       2005      1.007          1.034                --

  Travelers Managed Income Subaccount (11/99)........  2006      1.073          1.061                --
                                                       2005      1.082          1.073           296,846
                                                       2004      1.076          1.082           297,600
                                                       2003      1.014          1.076           267,025
                                                       2002      1.000          1.014                --

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      1.433          1.519                --
                                                       2005      1.308          1.433           141,770
                                                       2004      1.153          1.308           143,975
                                                       2003      0.973          1.153           116,827
                                                       2002      1.000          0.973                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers MFS Mid Cap Growth Subaccount (5/00).....  2006      1.469          1.552                --
                                                       2005      1.457          1.469            45,898
                                                       2004      1.306          1.457                --
                                                       2003      0.974          1.306                --
                                                       2002      1.000          0.974                --

  Travelers MFS Total Return Subaccount (11/99)......  2006      1.234          1.271                --
                                                       2005      1.225          1.234           381,492
                                                       2004      1.124          1.225           348,726
                                                       2003      0.986          1.124           116,554
                                                       2002      1.000          0.986                --

  Travelers MFS Value Subaccount (7/04)..............  2006      1.163          1.254                --
                                                       2005      1.116          1.163             6,545
                                                       2004      0.992          1.116                --

  Travelers Mondrian International Stock Subaccount
  (5/00).............................................  2006      1.528          1.752                --
                                                       2005      1.426          1.528            48,397
                                                       2004      1.259          1.426            47,726
                                                       2003      1.001          1.259             3,059
                                                       2002      1.000          1.001                --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.364          1.445                --
                                                       2005      1.316          1.364            28,836
                                                       2004      1.210          1.316            28,853
                                                       2003      1.000          1.210             1,879

  Travelers Pioneer Mid Cap Value Subaccount (5/05)..  2006      1.058          1.112                --
                                                       2005      1.000          1.058                --

  Travelers Pioneer Strategic Income Subaccount
  (6/00).............................................  2006      1.298          1.308                --
                                                       2005      1.280          1.298             8,500
                                                       2004      1.179          1.280             3,608
                                                       2003      1.008          1.179                --
                                                       2002      1.000          1.008                --

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.353          1.409                --
                                                       2005      1.355          1.353            90,468
                                                       2004      1.257          1.355            90,472
                                                       2003      0.969          1.257             4,218
                                                       2002      1.000          0.969                --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)..................................  2006      1.132          1.300                --
                                                       2005      1.032          1.132                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.104          1.264                --
                                                       2005      1.000          1.104                --

  Travelers Van Kampen Enterprise Subaccount
  (11/99)............................................  2006      1.272          1.318                --
                                                       2005      1.206          1.272                --
                                                       2004      1.187          1.206                --
                                                       2003      0.966          1.187                --
                                                       2002      1.000          0.966                --

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (11/99).........................................  2006      1.321          1.330            24,855
                                                       2005      1.251          1.321            25,581
                                                       2004      1.195          1.251            28,191
                                                       2003      0.959          1.195            27,256
                                                       2002      1.000          0.959                --

Variable Insurance Products Fund
  VIP Contrafund Subaccount (Service Class) (11/99)..  2006      1.606          1.753           113,109
                                                       2005      1.405          1.606           111,224
                                                       2004      1.245          1.405           123,753
                                                       2003      0.991          1.245            55,188
                                                       2002      1.000          0.991                --

  VIP Mid Cap Subaccount (Service Class 2) (5/01)....  2006      1.878          2.065            71,557
                                                       2005      1.626          1.878            71,714
                                                       2004      1.334          1.626            47,123
                                                       2003      0.986          1.334                --
                                                       2002      1.000          0.986                --




                       SEPARATE ACCOUNT CHARGES 2.25% (B)


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.245          1.298               --
                                                       2005      1.217          1.245           16,198
                                                       2004      1.119          1.217           14,086
                                                       2003      1.000          1.119               --

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.299          1.262               --
                                                       2005      1.157          1.299               --
                                                       2004      1.092          1.157               --
                                                       2003      1.000          1.092               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.469          1.730          115,113
                                                       2005      1.317          1.469          100,572
                                                       2004      1.187          1.317           84,658
                                                       2003      1.000          1.187           35,982

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.435          1.546          378,510
                                                       2005      1.263          1.435          367,323
                                                       2004      1.148          1.263          182,999
                                                       2003      1.000          1.148           24,955

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2006      1.280          1.442          530,741
                                                       2005      1.237          1.280          459,535
                                                       2004      1.146          1.237          371,564
                                                       2003      1.000          1.146           61,915

Capital Appreciation Fund
  Capital Appreciation Fund (5/00)...................  2006      1.545          1.526               --
                                                       2005      1.337          1.545               --
                                                       2004      1.144          1.337               --
                                                       2003      1.000          1.144               --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/00).............................................  2006      1.538          1.994               --
                                                       2005      1.467          1.538               --
                                                       2004      1.142          1.467               --
                                                       2003      1.000          1.142               --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.291          1.401               --
                                                       2005      1.199          1.291               --
                                                       2004      1.073          1.199               --
                                                       2003      1.000          1.073               --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)................................  2006      1.289          1.433               --
                                                       2005      1.197          1.289            5,887
                                                       2004      1.067          1.197               --
                                                       2003      1.000          1.067               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2006      1.047          1.210           72,427
                                                       2005      1.027          1.047           72,427

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2006      1.331          1.414           84,074
                                                       2005      1.299          1.331           83,937
                                                       2004      1.192          1.299           19,793
                                                       2003      1.000          1.192           10,110

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.329          1.539               --
                                                       2005      1.230          1.329          328,303
                                                       2004      1.117          1.230          233,510
                                                       2003      1.000          1.117           58,994

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2006      1.917          2.402           76,787
                                                       2005      1.539          1.917           84,494
                                                       2004      1.262          1.539           25,618
                                                       2003      1.000          1.262               --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2006      1.467          1.742          131,955
                                                       2005      1.361          1.467          142,163
                                                       2004      1.175          1.361          102,534
                                                       2003      1.000          1.175           43,980

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (6/02)...................................  2006      1.401          1.669               --
                                                       2005      1.316          1.401           63,647
                                                       2004      1.160          1.316            3,322
                                                       2003      1.000          1.160               --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2006      1.472          1.631               --
                                                       2005      1.344          1.472               --
                                                       2004      1.141          1.344               --
                                                       2003      1.000          1.141               --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.339          1.494               --
                                                       2005      1.317          1.339               --
                                                       2004      1.172          1.317               --
                                                       2003      1.000          1.172               --

Legg Mason Partners Investment Series
  LMPIS Dividend Strategy Subaccount (5/01)..........  2006      1.086          1.252            8,475
                                                       2005      1.113          1.086            8,482
                                                       2004      1.101          1.113            6,616
                                                       2003      1.000          1.101            2,853

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2006      1.203          1.262               --
                                                       2005      1.157          1.203               --
                                                       2004      1.150          1.157               --
                                                       2003      1.000          1.150               --

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunties Subaccount
  (5/01).............................................  2006      1.430          1.579           23,250
                                                       2005      1.394          1.430           46,739
                                                       2004      1.234          1.394           34,057
                                                       2003      1.000          1.234            1,294

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2006      1.260          1.455            7,011
                                                       2005      1.238          1.260            7,014
                                                       2004      1.169          1.238            5,312
                                                       2003      1.000          1.169               --

  LMPVPI Investors Subaccount (Class I) (11/99)......  2006      1.288          1.490               --
                                                       2005      1.237          1.288               --
                                                       2004      1.146          1.237            6,963
                                                       2003      1.000          1.146               --

  LMPVPI Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2006      1.426          1.573            8,013
                                                       2005      1.391          1.426           19,688
                                                       2004      1.236          1.391           14,484
                                                       2003      1.000          1.236            1,223

Legg Mason Partners Variable Portfolios II
  LMPVPII Appreciation Subaccount (11/99)............  2006      1.213          1.362          226,641
                                                       2005      1.190          1.213          267,726
                                                       2004      1.119          1.190          235,097
                                                       2003      1.000          1.119           35,970

  LMPVPII Diversified Strategic Income Subaccount
  (11/99)............................................  2006      1.106          1.140           56,778
                                                       2005      1.103          1.106           76,254
                                                       2004      1.057          1.103           45,843
                                                       2003      1.000          1.057               --

  LMPVPII Equity Index Subaccount (Class II)
  (11/99)............................................  2006      1.240          1.396            3,539
                                                       2005      1.217          1.240            3,542
                                                       2004      1.129          1.217            3,546
                                                       2003      1.000          1.129              600

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPII Fundamental Value Subaccount (11/99).......  2006      1.266          1.446          120,615
                                                       2005      1.236          1.266          166,729
                                                       2004      1.168          1.236          149,510
                                                       2003      1.000          1.168           82,968

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount (9/03)..  2006      0.987          1.005            9,074
                                                       2005      0.986          0.987            9,083
                                                       2004      0.997          0.986          279,946
                                                       2003      1.000          0.997            3,430

  LMPVPIII Aggressive Growth Subaccount (11/99)......  2006      1.332          1.417          384,325
                                                       2005      1.220          1.332          397,297
                                                       2004      1.135          1.220          306,530
                                                       2003      1.000          1.135          135,782

  LMPVPIII High Income Subaccount (11/99)............  2006      1.192          1.294          118,354
                                                       2005      1.189          1.192          153,029
                                                       2004      1.101          1.189          102,204
                                                       2003      1.000          1.101           31,438

  LMPVPIII Large Cap Growth Subaccount (11/99).......  2006      1.179          1.206           83,807
                                                       2005      1.146          1.179           92,992
                                                       2004      1.168          1.146           77,868
                                                       2003      1.000          1.168           11,125

  LMPVPIII Mid Cap Core Subaccount (11/99)...........  2006      1.324          1.486           55,427
                                                       2005      1.250          1.324           81,772
                                                       2004      1.158          1.250           67,514
                                                       2003      1.000          1.158           29,696

  LMPVPIII Money Market Subaccount (11/99)...........  2006      0.985          1.008          291,012
                                                       2005      0.980          0.985           12,917
                                                       2004      0.993          0.980           12,973
                                                       2003      1.000          0.993               --

Legg Mason Partners Variable Portfolios IV
  LMPVPIV Multiple Discipline Subaccount-All Cap
  Growth and Value (10/02)...........................  2006      1.210          1.345          627,973
                                                       2005      1.176          1.210          802,826
                                                       2004      1.128          1.176          660,981
                                                       2003      1.000          1.128            4,696

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPIV Multiple Discipline Subaccount-Balanced All
  Cap Growth and Value (10/02).......................  2006      1.139          1.231          613,890
                                                       2005      1.117          1.139          635,877
                                                       2004      1.088          1.117          931,761
                                                       2003      1.000          1.088          320,144

  LMPVPIV Multiple Discipline Subaccount-Global All
  Cap Growth and Value (10/02).......................  2006      1.280          1.441            6,758
                                                       2005      1.228          1.280            9,454
                                                       2004      1.139          1.228            9,102
                                                       2003      1.000          1.139            2,441

  LMPVPIV Multiple Discipline Subaccount-Large Cap
  Growth and Value (11/02)...........................  2006      1.185          1.301           33,612
                                                       2005      1.171          1.185           65,618
                                                       2004      1.122          1.171           74,904
                                                       2003      1.000          1.122            4,725

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2006      1.267          1.453          222,585
                                                       2005      1.255          1.267          225,080
                                                       2004      1.140          1.255           77,831
                                                       2003      1.000          1.140               --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2006      1.483          1.627           70,855
                                                       2005      1.401          1.483           62,354
                                                       2004      1.155          1.401           57,580
                                                       2003      1.000          1.155           12,721

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2006      1.432          1.510               --

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.263          1.341           16,757

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2006      1.608          1.765           65,105

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.526          1.557               --

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2006      1.001          1.071          497,065

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2006      1.015          1.067               --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.336          1.314           76,468

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2006      1.299          1.284               --

  MIST MFS Value Subaccount (Class A) (4/06).........  2006      1.252          1.378           42,969

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2006      1.003          1.215           79,157

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2006      1.343          1.437           39,607

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.111          1.164               --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2006      1.195          1.232           17,465

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2006      1.003          1.024            8,413

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2006      1.343          1.305               --

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2006      1.013          1.047           92,814

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2006      1.251          1.280           18,930

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2006      1.278          1.290            5,372

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2006      1.302          1.330           63,550

  MSF MetLife Aggressive Allocation Subaccount
  (4/06).............................................  2006      1.002          1.056               --

  MSF MetLife Conservative Allocation Subaccount
  (4/06).............................................  2006      1.001          1.038               --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)..................................  2006      1.002          1.045               --

  MSF MetLife Moderate Allocation Subaccount (4/06)..  2006      1.002          1.050               --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)..................................  2006      1.002          1.055               --

  MSF MFS Total Return Subaccount (Class F) (4/06)...  2006      1.218          1.297          204,341

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2006      0.996          1.046           96,880

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2006      0.998          1.064               --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2006      1.111          1.094           13,713
                                                       2005      1.113          1.111           12,904
                                                       2004      1.045          1.113           12,535
                                                       2003      1.000          1.045            8,697

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2006      1.052          1.068          242,917
                                                       2005      1.050          1.052          430,409
                                                       2004      1.024          1.050           39,973
                                                       2003      1.000          1.024            2,626

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2006      1.470          1.836               --
                                                       2005      1.340          1.470               --
                                                       2004      1.179          1.340               --
                                                       2003      1.000          1.179               --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2006      1.596          1.830            8,175
                                                       2005      1.525          1.596           23,414
                                                       2004      1.235          1.525           24,487
                                                       2003      1.000          1.235            9,446

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/01).............................................  2006      1.258          1.336               --
                                                       2005      1.183          1.258           78,350
                                                       2004      1.136          1.183            8,460
                                                       2003      1.000          1.136               --

  Travelers Equity Income Subaccount (11/99).........  2006      1.242          1.302               --
                                                       2005      1.216          1.242           64,182
                                                       2004      1.132          1.216           57,086
                                                       2003      1.000          1.132           35,179

  Travelers Large Cap Subaccount (11/99).............  2006      1.243          1.278               --
                                                       2005      1.169          1.243               --
                                                       2004      1.123          1.169               --
                                                       2003      1.000          1.123               --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.073          1.139               --
                                                       2005      1.007          1.073               --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.026          1.028               --
                                                       2005      1.000          1.026               --

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.042          1.077               --
                                                       2005      1.000          1.042               --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.061          1.104               --
                                                       2005      0.999          1.061               --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05).....................  2006      1.033          1.051               --
                                                       2005      1.007          1.033               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Income Subaccount (11/99)........  2006      1.025          1.013               --
                                                       2005      1.034          1.025          118,075
                                                       2004      1.028          1.034          104,403
                                                       2003      1.000          1.028               --

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      1.352          1.432               --
                                                       2005      1.234          1.352               --
                                                       2004      1.089          1.234               --
                                                       2003      1.000          1.089               --

  Travelers MFS Mid Cap Growth Subaccount (5/00).....  2006      1.272          1.343               --
                                                       2005      1.262          1.272               --
                                                       2004      1.131          1.262               --
                                                       2003      1.000          1.131               --

  Travelers MFS Total Return Subaccount (11/99)......  2006      1.183          1.218               --
                                                       2005      1.175          1.183          221,362
                                                       2004      1.078          1.175          214,552
                                                       2003      1.000          1.078           73,796

  Travelers MFS Value Subaccount (7/04)..............  2006      1.162          1.252               --
                                                       2005      1.116          1.162               --
                                                       2004      0.992          1.116               --

  Travelers Mondrian International Stock Subaccount
  (5/00).............................................  2006      1.403          1.608               --
                                                       2005      1.310          1.403           14,625
                                                       2004      1.158          1.310            4,686
                                                       2003      1.000          1.158               --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.268          1.343               --
                                                       2005      1.224          1.268           40,603
                                                       2004      1.126          1.224           40,130
                                                       2003      1.000          1.126               --

  Travelers Pioneer Mid Cap Value Subaccount (5/05)..  2006      1.058          1.111               --
                                                       2005      1.000          1.058               --

  Travelers Pioneer Strategic Income Subaccount
  (6/00).............................................  2006      1.186          1.195               --
                                                       2005      1.170          1.186           19,123
                                                       2004      1.078          1.170            1,155
                                                       2003      1.000          1.078               --

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.200          1.249               --
                                                       2005      1.203          1.200            5,498
                                                       2004      1.116          1.203               --
                                                       2003      1.000          1.116               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)..................................  2006      1.131          1.299               --
                                                       2005      1.031          1.131               --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.104          1.263               --
                                                       2005      1.000          1.104               --

  Travelers Van Kampen Enterprise Subaccount
  (11/99)............................................  2006      1.207          1.251               --
                                                       2005      1.145          1.207           54,061
                                                       2004      1.128          1.145           43,204
                                                       2003      1.000          1.128           43,224

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (11/99).........................................  2006      1.231          1.238            9,685
                                                       2005      1.167          1.231            9,685
                                                       2004      1.115          1.167            9,685
                                                       2003      1.000          1.115            9,685

Variable Insurance Products Fund
  VIP Contrafund Subaccount (Service Class) (11/99)..  2006      1.469          1.603           12,178
                                                       2005      1.286          1.469           12,347
                                                       2004      1.140          1.286           12,526
                                                       2003      1.000          1.140            2,436

  VIP Mid Cap Subaccount (Service Class 2) (5/01)....  2006      1.684          1.851           65,899
                                                       2005      1.459          1.684           85,140
                                                       2004      1.197          1.459           83,256
                                                       2003      1.000          1.197           53,786




                         SEPARATE ACCOUNT CHARGES 2.30%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.105          1.153               --
                                                       2005      1.081          1.105               --
                                                       2004      1.000          1.081               --

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.188          1.154               --
                                                       2005      1.059          1.188               --
                                                       2004      1.000          1.059               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.241          1.461           68,097
                                                       2005      1.113          1.241           68,097
                                                       2004      1.000          1.113               --

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.233          1.329           49,475
                                                       2005      1.086          1.233           10,301
                                                       2004      1.000          1.086               --

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2006      1.102          1.240           55,209
                                                       2005      1.065          1.102           11,556
                                                       2004      1.000          1.065               --

Capital Appreciation Fund
  Capital Appreciation Fund (5/00)...................  2006      1.351          1.334               --
                                                       2005      1.170          1.351               --
                                                       2004      1.000          1.170               --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/00).............................................  2006      1.349          1.749               --
                                                       2005      1.288          1.349           36,512
                                                       2004      1.000          1.288               --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.203          1.305               --
                                                       2005      1.117          1.203               --
                                                       2004      1.000          1.117               --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)................................  2006      1.205          1.340               --
                                                       2005      1.120          1.205               --
                                                       2004      1.000          1.120               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2006      1.046          1.209               --
                                                       2005      1.027          1.046               --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2006      1.111          1.181               --
                                                       2005      1.085          1.111               --
                                                       2004      1.000          1.085               --

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.189          1.376               --
                                                       2005      1.100          1.189               --
                                                       2004      1.000          1.100               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2006      1.572          1.967           38,716
                                                       2005      1.262          1.572           38,853
                                                       2004      1.000          1.262               --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2006      1.245          1.478           52,733
                                                       2005      1.156          1.245           52,733
                                                       2004      1.000          1.156               --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (6/02)...................................  2006      1.191          1.418               --
                                                       2005      1.120          1.191               --
                                                       2004      1.000          1.120               --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2006      1.237          1.370               --
                                                       2005      1.130          1.237               --
                                                       2004      1.000          1.130               --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.145          1.277               --
                                                       2005      1.126          1.145            6,109
                                                       2004      1.000          1.126               --

Legg Mason Partners Investment Series
  LMPIS Dividend Strategy Subaccount (5/01)..........  2006      0.991          1.143               --
                                                       2005      1.016          0.991               --
                                                       2004      1.000          1.016               --

  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2006      1.066          1.119               --
                                                       2005      1.026          1.066               --
                                                       2004      1.000          1.026               --

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunties Subaccount
  (5/01).............................................  2006      1.199          1.323           13,265
                                                       2005      1.170          1.199           13,265
                                                       2004      1.000          1.170               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2006      1.075          1.241               --
                                                       2005      1.057          1.075               --
                                                       2004      1.000          1.057               --

  LMPVPI Investors Subaccount (Class I) (11/99)......  2006      1.124          1.299               --
                                                       2005      1.080          1.124               --
                                                       2004      1.000          1.080               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPI Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2006      1.196          1.318               --
                                                       2005      1.166          1.196               --
                                                       2004      1.000          1.166               --

Legg Mason Partners Variable Portfolios II
  LMPVPII Appreciation Subaccount (11/99)............  2006      1.077          1.209               --
                                                       2005      1.057          1.077               --
                                                       2004      1.000          1.057               --

  LMPVPII Diversified Strategic Income Subaccount
  (11/99)............................................  2006      1.073          1.105               --
                                                       2005      1.071          1.073               --
                                                       2004      1.000          1.071               --

  LMPVPII Equity Index Subaccount (Class II)
  (11/99)............................................  2006      1.090          1.227               --
                                                       2005      1.070          1.090               --
                                                       2004      1.000          1.070               --

  LMPVPII Fundamental Value Subaccount (11/99).......  2006      1.084          1.237               --
                                                       2005      1.058          1.084               --
                                                       2004      1.000          1.058               --

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount (9/03)..  2006      0.998          1.016               --
                                                       2005      0.998          0.998               --
                                                       2004      1.000          0.998               --

  LMPVPIII Aggressive Growth Subaccount (11/99)......  2006      1.164          1.237           24,414
                                                       2005      1.066          1.164           24,417
                                                       2004      1.000          1.066               --

  LMPVPIII High Income Subaccount (11/99)............  2006      1.088          1.180               --
                                                       2005      1.085          1.088               --
                                                       2004      1.000          1.085               --

  LMPVPIII Large Cap Growth Subaccount (11/99).......  2006      1.018          1.041               --
                                                       2005      0.990          1.018               --
                                                       2004      1.000          0.990               --

  LMPVPIII Mid Cap Core Subaccount (11/99)...........  2006      1.159          1.300               --
                                                       2005      1.095          1.159               --
                                                       2004      1.000          1.095               --

  LMPVPIII Money Market Subaccount (11/99)...........  2006      0.998          1.021               --
                                                       2005      0.994          0.998               --
                                                       2004      1.000          0.994               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios IV
  LMPVPIV Multiple Discipline Subaccount-All Cap
  Growth and Value (10/02)...........................  2006      1.069          1.187          265,617
                                                       2005      1.039          1.069          230,528
                                                       2004      1.000          1.039               --

  LMPVPIV Multiple Discipline Subaccount-Balanced All
  Cap Growth and Value (10/02).......................  2006      1.051          1.135           47,620
                                                       2005      1.031          1.051           47,644
                                                       2004      1.000          1.031               --

  LMPVPIV Multiple Discipline Subaccount-Global All
  Cap Growth and Value (10/02).......................  2006      1.111          1.251               --
                                                       2005      1.067          1.111               --
                                                       2004      1.000          1.067               --

  LMPVPIV Multiple Discipline Subaccount-Large Cap
  Growth and Value (11/02)...........................  2006      1.046          1.147               --
                                                       2005      1.033          1.046               --
                                                       2004      1.000          1.033               --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2006      1.110          1.272               --
                                                       2005      1.100          1.110               --
                                                       2004      1.000          1.100               --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2006      1.228          1.347           44,386
                                                       2005      1.161          1.228           44,386
                                                       2004      1.000          1.161               --

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2006      1.304          1.375               --

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.263          1.340               --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2006      1.405          1.541               --

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.334          1.361               --

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2006      1.001          1.071               --

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2006      1.015          1.067               --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.191          1.171               --

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2006      1.299          1.283               --

  MIST MFS Value Subaccount (Class A) (4/06).........  2006      1.264          1.390               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2006      1.003          1.214           52,985

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2006      1.199          1.283               --

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.110          1.163               --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2006      1.127          1.162               --

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2006      1.003          1.024            7,768

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2006      1.142          1.109               --

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2006      1.008          1.041               --

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2006      1.131          1.157               --

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2006      1.145          1.156               --

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2006      1.180          1.205               --

  MSF MetLife Aggressive Allocation Subaccount
  (4/06).............................................  2006      1.002          1.055               --

  MSF MetLife Conservative Allocation Subaccount
  (4/06).............................................  2006      1.001          1.038               --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)..................................  2006      1.002          1.044               --

  MSF MetLife Moderate Allocation Subaccount (4/06)..  2006      1.002          1.050               --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)..................................  2006      1.002          1.054               --

  MSF MFS Total Return Subaccount (Class F) (4/06)...  2006      1.136          1.208               --

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2006      0.996          1.046               --

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2006      0.998          1.064               --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2006      1.065          1.048           54,015
                                                       2005      1.068          1.065           54,415
                                                       2004      1.000          1.068               --

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2006      1.046          1.061           16,227
                                                       2005      1.045          1.046           16,638
                                                       2004      1.000          1.045               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2006      1.271          1.587               --
                                                       2005      1.159          1.271               --
                                                       2004      1.000          1.159               --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2006      1.248          1.431           17,538
                                                       2005      1.193          1.248           17,538
                                                       2004      1.000          1.193               --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/01).............................................  2006      1.121          1.191               --
                                                       2005      1.055          1.121               --
                                                       2004      1.000          1.055               --

  Travelers Equity Income Subaccount (11/99).........  2006      1.126          1.180               --
                                                       2005      1.102          1.126               --
                                                       2004      1.000          1.102               --

  Travelers Large Cap Subaccount (11/99).............  2006      1.114          1.145               --
                                                       2005      1.049          1.114               --
                                                       2004      1.000          1.049               --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.073          1.138               --
                                                       2005      1.007          1.073               --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.026          1.028               --
                                                       2005      1.000          1.026               --

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.042          1.076               --
                                                       2005      1.000          1.042               --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.060          1.103               --
                                                       2005      0.999          1.060               --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05).....................  2006      1.033          1.051               --
                                                       2005      1.007          1.033               --

  Travelers Managed Income Subaccount (11/99)........  2006      1.020          1.008               --
                                                       2005      1.029          1.020               --
                                                       2004      1.000          1.029               --

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      1.231          1.304               --
                                                       2005      1.124          1.231               --
                                                       2004      1.000          1.124               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers MFS Mid Cap Growth Subaccount (5/00).....  2006      1.081          1.142               --
                                                       2005      1.074          1.081               --
                                                       2004      1.000          1.074               --

  Travelers MFS Total Return Subaccount (11/99)......  2006      1.103          1.136               --
                                                       2005      1.096          1.103               --
                                                       2004      1.000          1.096               --

  Travelers MFS Value Subaccount (7/04)..............  2006      1.172          1.264               --
                                                       2005      1.127          1.172               --
                                                       2004      1.002          1.127               --

  Travelers Mondrian International Stock Subaccount
  (5/00).............................................  2006      1.226          1.405               --
                                                       2005      1.145          1.226               --
                                                       2004      1.000          1.145               --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.133          1.199               --
                                                       2005      1.093          1.133               --
                                                       2004      1.000          1.093               --

  Travelers Pioneer Mid Cap Value Subaccount (5/05)..  2006      1.058          1.110               --
                                                       2005      1.000          1.058               --

  Travelers Pioneer Strategic Income Subaccount
  (6/00).............................................  2006      1.119          1.127               --
                                                       2005      1.104          1.119               --
                                                       2004      1.000          1.104               --

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.095          1.140               --
                                                       2005      1.098          1.095               --
                                                       2004      1.000          1.098               --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)..................................  2006      1.131          1.299               --
                                                       2005      1.031          1.131               --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.103          1.263               --
                                                       2005      1.000          1.103               --

  Travelers Van Kampen Enterprise Subaccount
  (11/99)............................................  2006      1.092          1.131               --
                                                       2005      1.037          1.092               --
                                                       2004      1.000          1.037               --

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (11/99).........................................  2006      1.117          1.123               --
                                                       2005      1.059          1.117               --
                                                       2004      1.000          1.059               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Variable Insurance Products Fund
  VIP Contrafund Subaccount (Service Class) (11/99)..  2006      1.265          1.380           16,789
                                                       2005      1.108          1.265           16,789
                                                       2004      1.000          1.108               --

  VIP Mid Cap Subaccount (Service Class 2) (5/01)....  2006      1.416          1.555               --
                                                       2005      1.227          1.416               --
                                                       2004      1.000          1.227               --




                       SEPARATE ACCOUNT CHARGES 2.35% (B)


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.104          1.152               --
                                                       2005      1.081          1.104            5,812
                                                       2004      1.000          1.081               --

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.187          1.152               --
                                                       2005      1.058          1.187               --
                                                       2004      1.000          1.058               --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.240          1.459               --
                                                       2005      1.113          1.240               --
                                                       2004      1.000          1.113               --

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.232          1.327           76,378
                                                       2005      1.086          1.232           71,771
                                                       2004      1.000          1.086               --

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2006      1.101          1.239           25,969
                                                       2005      1.065          1.101           21,455
                                                       2004      1.000          1.065               --

Capital Appreciation Fund
  Capital Appreciation Fund (5/00)...................  2006      1.350          1.333               --
                                                       2005      1.169          1.350               --
                                                       2004      1.000          1.169               --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/00).............................................  2006      1.348          1.746               --
                                                       2005      1.288          1.348               --
                                                       2004      1.000          1.288               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.202          1.304               --
                                                       2005      1.117          1.202               --
                                                       2004      1.000          1.117               --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)................................  2006      1.204          1.339               --
                                                       2005      1.119          1.204           21,064
                                                       2004      1.000          1.119               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2006      1.046          1.208           54,957
                                                       2005      1.027          1.046           51,848

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2006      1.111          1.179               --
                                                       2005      1.085          1.111               --
                                                       2004      1.000          1.085               --

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.188          1.374               --
                                                       2005      1.100          1.188           28,733
                                                       2004      1.000          1.100               --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2006      1.570          1.965               --
                                                       2005      1.262          1.570               --
                                                       2004      1.000          1.262               --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2006      1.244          1.476           34,890
                                                       2005      1.156          1.244           35,770
                                                       2004      1.000          1.156               --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (6/02)...................................  2006      1.191          1.417               --
                                                       2005      1.119          1.191           27,706
                                                       2004      1.000          1.119               --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2006      1.236          1.368               --
                                                       2005      1.130          1.236               --
                                                       2004      1.000          1.130               --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.144          1.275               --
                                                       2005      1.126          1.144               --
                                                       2004      1.000          1.126               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Investment Series
  LMPIS Dividend Strategy Subaccount (5/01)..........  2006      0.991          1.141               --
                                                       2005      1.016          0.991               --
                                                       2004      1.000          1.016               --

  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2006      1.066          1.117               --
                                                       2005      1.026          1.066               --
                                                       2004      1.000          1.026               --

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunties Subaccount
  (5/01).............................................  2006      1.198          1.321            2,574
                                                       2005      1.169          1.198            2,577
                                                       2004      1.000          1.169               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2006      1.074          1.240               --
                                                       2005      1.057          1.074               --
                                                       2004      1.000          1.057               --

  LMPVPI Investors Subaccount (Class I) (11/99)......  2006      1.123          1.298            2,361
                                                       2005      1.079          1.123            2,368
                                                       2004      1.000          1.079               --

  LMPVPI Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2006      1.195          1.316               --
                                                       2005      1.166          1.195               --
                                                       2004      1.000          1.166               --

Legg Mason Partners Variable Portfolios II
  LMPVPII Appreciation Subaccount (11/99)............  2006      1.076          1.207           29,771
                                                       2005      1.057          1.076           29,781
                                                       2004      1.000          1.057               --

  LMPVPII Diversified Strategic Income Subaccount
  (11/99)............................................  2006      1.072          1.104               --
                                                       2005      1.070          1.072               --
                                                       2004      1.000          1.070               --

  LMPVPII Equity Index Subaccount (Class II)
  (11/99)............................................  2006      1.089          1.225               --
                                                       2005      1.070          1.089               --
                                                       2004      1.000          1.070               --

  LMPVPII Fundamental Value Subaccount (11/99).......  2006      1.083          1.235            2,826
                                                       2005      1.058          1.083            2,829
                                                       2004      1.000          1.058               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount (9/03)..  2006      0.998          1.015               --
                                                       2005      0.998          0.998               --
                                                       2004      1.000          0.998               --

  LMPVPIII Aggressive Growth Subaccount (11/99)......  2006      1.163          1.236           66,954
                                                       2005      1.066          1.163           66,988
                                                       2004      1.000          1.066               --

  LMPVPIII High Income Subaccount (11/99)............  2006      1.087          1.178               --
                                                       2005      1.085          1.087               --
                                                       2004      1.000          1.085               --

  LMPVPIII Large Cap Growth Subaccount (11/99).......  2006      1.018          1.040           29,303
                                                       2005      0.990          1.018           29,303
                                                       2004      1.000          0.990               --

  LMPVPIII Mid Cap Core Subaccount (11/99)...........  2006      1.158          1.299               --
                                                       2005      1.094          1.158               --
                                                       2004      1.000          1.094               --

  LMPVPIII Money Market Subaccount (11/99)...........  2006      0.998          1.020               --
                                                       2005      0.993          0.998               --
                                                       2004      1.000          0.993               --

Legg Mason Partners Variable Portfolios IV
  LMPVPIV Multiple Discipline Subaccount-All Cap
  Growth and Value (10/02)...........................  2006      1.068          1.185           24,315
                                                       2005      1.039          1.068           23,881
                                                       2004      1.000          1.039               --

  LMPVPIV Multiple Discipline Subaccount-Balanced All
  Cap Growth and Value (10/02).......................  2006      1.050          1.133               --
                                                       2005      1.031          1.050               --
                                                       2004      1.000          1.031               --

  LMPVPIV Multiple Discipline Subaccount-Global All
  Cap Growth and Value (10/02).......................  2006      1.110          1.249               --
                                                       2005      1.067          1.110               --
                                                       2004      1.000          1.067               --

  LMPVPIV Multiple Discipline Subaccount-Large Cap
  Growth and Value (11/02)...........................  2006      1.045          1.146               --
                                                       2005      1.033          1.045               --
                                                       2004      1.000          1.033               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2006      1.109          1.270           22,559
                                                       2005      1.100          1.109           23,084
                                                       2004      1.000          1.100               --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2006      1.227          1.345               --
                                                       2005      1.161          1.227               --
                                                       2004      1.000          1.161               --

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2006      1.303          1.373               --

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.262          1.338               --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2006      1.404          1.539               --

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.333          1.359               --

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2006      1.001          1.070           48,374

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2006      1.015          1.067               --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.190          1.169               --

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2006      1.298          1.282               --

  MIST MFS Value Subaccount (Class A) (4/06).........  2006      1.262          1.388            5,528

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2006      1.003          1.214               --

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2006      1.198          1.282            6,678

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.110          1.162               --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2006      1.126          1.161            5,609

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2006      1.003          1.024           27,921

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2006      1.141          1.108               --

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2006      1.007          1.040               --

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2006      1.130          1.156               --

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2006      1.144          1.154               --

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2006      1.179          1.203               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF MetLife Aggressive Allocation Subaccount
  (4/06).............................................  2006      1.002          1.055            3,251

  MSF MetLife Conservative Allocation Subaccount
  (4/06).............................................  2006      1.001          1.037               --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)..................................  2006      1.002          1.044               --

  MSF MetLife Moderate Allocation Subaccount (4/06)..  2006      1.002          1.049               --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)..................................  2006      1.002          1.054          166,860

  MSF MFS Total Return Subaccount (Class F) (4/06)...  2006      1.135          1.207            6,933

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2006      0.996          1.046           35,886

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2006      0.998          1.063               --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2006      1.064          1.047           26,516
                                                       2005      1.067          1.064           24,352
                                                       2004      1.000          1.067               --

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2006      1.045          1.060           13,256
                                                       2005      1.044          1.045            8,321
                                                       2004      1.000          1.044               --

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2006      1.270          1.585               --
                                                       2005      1.159          1.270               --
                                                       2004      1.000          1.159               --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2006      1.247          1.429               --
                                                       2005      1.193          1.247               --
                                                       2004      1.000          1.193               --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/01).............................................  2006      1.120          1.190               --
                                                       2005      1.055          1.120               --
                                                       2004      1.000          1.055               --

  Travelers Equity Income Subaccount (11/99).........  2006      1.125          1.179               --
                                                       2005      1.102          1.125               --
                                                       2004      1.000          1.102               --

  Travelers Large Cap Subaccount (11/99).............  2006      1.113          1.144               --
                                                       2005      1.048          1.113               --
                                                       2004      1.000          1.048               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.073          1.138               --
                                                       2005      1.007          1.073            2,865

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.026          1.027               --
                                                       2005      1.000          1.026               --

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.041          1.076               --
                                                       2005      1.000          1.041               --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.060          1.103               --
                                                       2005      0.999          1.060          121,235

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05).....................  2006      1.033          1.050               --
                                                       2005      1.007          1.033               --

  Travelers Managed Income Subaccount (11/99)........  2006      1.019          1.007               --
                                                       2005      1.029          1.019               --
                                                       2004      1.000          1.029               --

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      1.230          1.303               --
                                                       2005      1.124          1.230               --
                                                       2004      1.000          1.124               --

  Travelers MFS Mid Cap Growth Subaccount (5/00).....  2006      1.081          1.141               --
                                                       2005      1.073          1.081               --
                                                       2004      1.000          1.073               --

  Travelers MFS Total Return Subaccount (11/99)......  2006      1.102          1.135               --
                                                       2005      1.096          1.102            2,345
                                                       2004      1.000          1.096               --

  Travelers MFS Value Subaccount (7/04)..............  2006      1.171          1.262               --
                                                       2005      1.126          1.171            5,537
                                                       2004      1.002          1.126               --

  Travelers Mondrian International Stock Subaccount
  (5/00).............................................  2006      1.225          1.404               --
                                                       2005      1.145          1.225               --
                                                       2004      1.000          1.145               --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.132          1.198               --
                                                       2005      1.093          1.132            2,284
                                                       2004      1.000          1.093               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Pioneer Mid Cap Value Subaccount (5/05)..  2006      1.057          1.110               --
                                                       2005      1.000          1.057               --

  Travelers Pioneer Strategic Income Subaccount
  (6/00).............................................  2006      1.118          1.126               --
                                                       2005      1.104          1.118            5,618
                                                       2004      1.000          1.104               --

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.094          1.139               --
                                                       2005      1.098          1.094               --
                                                       2004      1.000          1.098               --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)..................................  2006      1.130          1.298               --
                                                       2005      1.031          1.130               --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.103          1.262               --
                                                       2005      1.000          1.103               --

  Travelers Van Kampen Enterprise Subaccount
  (11/99)............................................  2006      1.091          1.130               --
                                                       2005      1.036          1.091               --
                                                       2004      1.000          1.036               --

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (11/99).........................................  2006      1.116          1.122               --
                                                       2005      1.059          1.116               --
                                                       2004      1.000          1.059               --

Variable Insurance Products Fund
  VIP Contrafund Subaccount (Service Class) (11/99)..  2006      1.264          1.378           31,160
                                                       2005      1.107          1.264           30,537
                                                       2004      1.000          1.107               --

  VIP Mid Cap Subaccount (Service Class 2) (5/01)....  2006      1.415          1.553           36,876
                                                       2005      1.227          1.415           36,435
                                                       2004      1.000          1.227               --




                       SEPARATE ACCOUNT CHARGES 2.40% (B)


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.240          1.293               --
                                                       2005      1.215          1.240               --
                                                       2004      1.119          1.215               --
                                                       2003      1.000          1.119               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.295          1.256               --
                                                       2005      1.155          1.295               --
                                                       2004      1.092          1.155               --
                                                       2003      1.000          1.092               --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.464          1.721           93,725
                                                       2005      1.314          1.464           91,963
                                                       2004      1.186          1.314           52,116
                                                       2003      1.000          1.186               --

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2006      1.430          1.539          589,643
                                                       2005      1.260          1.430          554,662
                                                       2004      1.148          1.260          164,709
                                                       2003      1.000          1.148            2,817

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2006      1.275          1.434          556,253
                                                       2005      1.234          1.275          519,131
                                                       2004      1.145          1.234          124,146
                                                       2003      1.000          1.145            2,846

Capital Appreciation Fund
  Capital Appreciation Fund (5/00)...................  2006      1.540          1.519               --
                                                       2005      1.334          1.540               --
                                                       2004      1.143          1.334               --
                                                       2003      1.000          1.143               --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/00).............................................  2006      1.532          1.984               --
                                                       2005      1.464          1.532               --
                                                       2004      1.142          1.464               --
                                                       2003      1.000          1.142               --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.287          1.396               --
                                                       2005      1.197          1.287           14,632
                                                       2004      1.073          1.197               --
                                                       2003      1.000          1.073               --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)................................  2006      1.284          1.428               --
                                                       2005      1.195          1.284            3,203
                                                       2004      1.066          1.195               --
                                                       2003      1.000          1.066               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2006      1.046          1.207               --
                                                       2005      1.027          1.046               --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2006      1.326          1.407           19,219
                                                       2005      1.296          1.326           19,622
                                                       2004      1.191          1.296           80,618
                                                       2003      1.000          1.191            1,971

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.325          1.531               --
                                                       2005      1.227          1.325           13,501
                                                       2004      1.116          1.227           10,514
                                                       2003      1.000          1.116            1,934

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2006      1.911          2.389           15,320
                                                       2005      1.536          1.911           15,091
                                                       2004      1.261          1.536           13,883
                                                       2003      1.000          1.261               --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2006      1.461          1.733          259,149
                                                       2005      1.359          1.461          260,951
                                                       2004      1.174          1.359          160,129
                                                       2003      1.000          1.174              684

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (6/02)...................................  2006      1.396          1.661               --
                                                       2005      1.314          1.396            3,139
                                                       2004      1.160          1.314               --
                                                       2003      1.000          1.160               --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2006      1.467          1.623           15,520
                                                       2005      1.341          1.467           16,050
                                                       2004      1.140          1.341           16,559
                                                       2003      1.000          1.140               --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.334          1.487               --
                                                       2005      1.314          1.334           36,825
                                                       2004      1.172          1.314           13,437
                                                       2003      1.000          1.172               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Investment Series
  LMPIS Dividend Strategy Subaccount (5/01)..........  2006      1.082          1.246           52,914
                                                       2005      1.110          1.082           71,552
                                                       2004      1.100          1.110           67,650
                                                       2003      1.000          1.100               --

  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2006      1.199          1.256               --
                                                       2005      1.155          1.199               --
                                                       2004      1.150          1.155               --
                                                       2003      1.000          1.150               --

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunties Subaccount
  (5/01).............................................  2006      1.425          1.571            3,038
                                                       2005      1.392          1.425            3,041
                                                       2004      1.233          1.392            3,043
                                                       2003      1.000          1.233               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2006      1.255          1.447           24,905
                                                       2005      1.236          1.255           24,185
                                                       2004      1.168          1.236           23,385
                                                       2003      1.000          1.168               --

  LMPVPI Investors Subaccount (Class I) (11/99)......  2006      1.284          1.482               --
                                                       2005      1.234          1.284               --
                                                       2004      1.146          1.234               --
                                                       2003      1.000          1.146               --

  LMPVPI Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2006      1.421          1.565            3,631
                                                       2005      1.388          1.421            3,641
                                                       2004      1.235          1.388            3,170
                                                       2003      1.000          1.235              321

Legg Mason Partners Variable Portfolios II
  LMPVPII Appreciation Subaccount (11/99)............  2006      1.209          1.355           15,869
                                                       2005      1.188          1.209           15,875
                                                       2004      1.118          1.188           15,882
                                                       2003      1.000          1.118               --

  LMPVPII Diversified Strategic Income Subaccount
  (11/99)............................................  2006      1.102          1.134            4,948
                                                       2005      1.100          1.102            4,948
                                                       2004      1.056          1.100            4,996
                                                       2003      1.000          1.056               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPII Equity Index Subaccount (Class II)
  (11/99)............................................  2006      1.236          1.389           11,026
                                                       2005      1.214          1.236           12,124
                                                       2004      1.128          1.214           13,285
                                                       2003      1.000          1.128            2,516

  LMPVPII Fundamental Value Subaccount (11/99).......  2006      1.262          1.439            3,485
                                                       2005      1.233          1.262            3,499
                                                       2004      1.167          1.233            3,514
                                                       2003      1.000          1.167               --

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount (9/03)..  2006      0.983          1.000          185,888
                                                       2005      0.984          0.983          244,644
                                                       2004      0.996          0.984          224,435
                                                       2003      1.000          0.996           24,623

  LMPVPIII Aggressive Growth Subaccount (11/99)......  2006      1.327          1.410           33,932
                                                       2005      1.218          1.327           33,956
                                                       2004      1.134          1.218           33,975
                                                       2003      1.000          1.134               --

  LMPVPIII High Income Subaccount (11/99)............  2006      1.188          1.287           60,831
                                                       2005      1.186          1.188           62,653
                                                       2004      1.100          1.186           49,104
                                                       2003      1.000          1.100               --

  LMPVPIII Large Cap Growth Subaccount (11/99).......  2006      1.175          1.200           22,128
                                                       2005      1.144          1.175           22,142
                                                       2004      1.167          1.144           22,157
                                                       2003      1.000          1.167               --

  LMPVPIII Mid Cap Core Subaccount (11/99)...........  2006      1.319          1.478            5,408
                                                       2005      1.247          1.319            5,414
                                                       2004      1.157          1.247            5,419
                                                       2003      1.000          1.157               --

  LMPVPIII Money Market Subaccount (11/99)...........  2006      0.981          1.003           32,121
                                                       2005      0.978          0.981           34,969
                                                       2004      0.993          0.978           25,772
                                                       2003      1.000          0.993           10,608

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios IV
  LMPVPIV Multiple Discipline Subaccount-All Cap
  Growth and Value (10/02)...........................  2006      1.206          1.338          693,258
                                                       2005      1.174          1.206          709,894
                                                       2004      1.127          1.174          551,949
                                                       2003      1.000          1.127            3,351

  LMPVPIV Multiple Discipline Subaccount-Balanced All
  Cap Growth and Value (10/02).......................  2006      1.135          1.224          538,996
                                                       2005      1.115          1.135          544,051
                                                       2004      1.088          1.115          397,146
                                                       2003      1.000          1.088           16,637

  LMPVPIV Multiple Discipline Subaccount-Global All
  Cap Growth and Value (10/02).......................  2006      1.275          1.434          238,540
                                                       2005      1.226          1.275          247,043
                                                       2004      1.139          1.226          165,956
                                                       2003      1.000          1.139            1,142

  LMPVPIV Multiple Discipline Subaccount-Large Cap
  Growth and Value (11/02)...........................  2006      1.181          1.295               --
                                                       2005      1.168          1.181               --
                                                       2004      1.121          1.168               --
                                                       2003      1.000          1.121               --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2006      1.263          1.446           79,503
                                                       2005      1.253          1.263           63,114
                                                       2004      1.139          1.253           47,265
                                                       2003      1.000          1.139               --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2006      1.477          1.619           53,237
                                                       2005      1.398          1.477           54,011
                                                       2004      1.154          1.398           27,876
                                                       2003      1.000          1.154               --

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2006      1.426          1.502               --

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.261          1.337            6,791

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2006      1.602          1.756            2,187

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.519          1.549               --

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2006      1.001          1.070           18,226

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2006      1.015          1.066               --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.331          1.308               --

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2006      1.298          1.281            1,367

  MIST MFS Value Subaccount (Class A) (4/06).........  2006      1.249          1.373           73,029

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2006      1.003          1.214               --

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2006      1.337          1.430               --

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.109          1.161               --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2006      1.190          1.226           53,997

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2006      1.003          1.023           59,677

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2006      1.337          1.298            1,070

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2006      1.009          1.042          441,244

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2006      1.246          1.274               --

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2006      1.273          1.283            7,394

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2006      1.297          1.323            8,116

  MSF MetLife Aggressive Allocation Subaccount
  (4/06).............................................  2006      1.002          1.055               --

  MSF MetLife Conservative Allocation Subaccount
  (4/06).............................................  2006      1.001          1.037               --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)..................................  2006      1.002          1.044               --

  MSF MetLife Moderate Allocation Subaccount (4/06)..  2006      1.002          1.049               --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)..................................  2006      1.002          1.054               --

  MSF MFS Total Return Subaccount (Class F) (4/06)...  2006      1.213          1.290           29,906

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2006      0.996          1.045           25,278

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2006      0.998          1.063               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2006      1.107          1.088           39,778
                                                       2005      1.111          1.107           39,782
                                                       2004      1.044          1.111           33,732
                                                       2003      1.000          1.044               --

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2006      1.048          1.062          228,803
                                                       2005      1.048          1.048          228,251
                                                       2004      1.023          1.048          173,655
                                                       2003      1.000          1.023               --

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2006      1.465          1.827               --
                                                       2005      1.337          1.465               --
                                                       2004      1.179          1.337               --
                                                       2003      1.000          1.179               --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2006      1.590          1.821           28,019
                                                       2005      1.521          1.590           29,002
                                                       2004      1.235          1.521           21,691
                                                       2003      1.000          1.235               --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/01).............................................  2006      1.253          1.331               --
                                                       2005      1.180          1.253               --
                                                       2004      1.135          1.180               --
                                                       2003      1.000          1.135               --

  Travelers Equity Income Subaccount (11/99).........  2006      1.238          1.297               --
                                                       2005      1.213          1.238            8,446
                                                       2004      1.131          1.213            6,516
                                                       2003      1.000          1.131              788

  Travelers Large Cap Subaccount (11/99).............  2006      1.238          1.273               --
                                                       2005      1.167          1.238            8,131
                                                       2004      1.122          1.167            8,909
                                                       2003      1.000          1.122            1,676

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.072          1.137               --
                                                       2005      1.007          1.072               --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.025          1.026               --
                                                       2005      1.000          1.025               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.041          1.076               --
                                                       2005      1.000          1.041               --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.060          1.102               --
                                                       2005      0.999          1.060               --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05).....................  2006      1.032          1.050               --
                                                       2005      1.007          1.032               --

  Travelers Managed Income Subaccount (11/99)........  2006      1.021          1.009               --
                                                       2005      1.032          1.021          426,825
                                                       2004      1.028          1.032          209,995
                                                       2003      1.000          1.028           17,126

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      1.347          1.426               --
                                                       2005      1.231          1.347               --
                                                       2004      1.088          1.231               --
                                                       2003      1.000          1.088               --

  Travelers MFS Mid Cap Growth Subaccount (5/00).....  2006      1.267          1.337               --
                                                       2005      1.259          1.267            1,071
                                                       2004      1.130          1.259               --
                                                       2003      1.000          1.130               --

  Travelers MFS Total Return Subaccount (11/99)......  2006      1.178          1.213               --
                                                       2005      1.172          1.178           30,673
                                                       2004      1.077          1.172           16,504
                                                       2003      1.000          1.077            1,754

  Travelers MFS Value Subaccount (7/04)..............  2006      1.159          1.249               --
                                                       2005      1.115          1.159           73,029
                                                       2004      0.992          1.115               --

  Travelers Mondrian International Stock Subaccount
  (5/00).............................................  2006      1.398          1.602               --
                                                       2005      1.308          1.398            2,190
                                                       2004      1.157          1.308           65,725
                                                       2003      1.000          1.157               --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.264          1.337               --
                                                       2005      1.221          1.264               --
                                                       2004      1.126          1.221               --
                                                       2003      1.000          1.126               --

  Travelers Pioneer Mid Cap Value Subaccount (5/05)..  2006      1.057          1.109               --
                                                       2005      1.000          1.057               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Pioneer Strategic Income Subaccount
  (6/00).............................................  2006      1.181          1.190               --
                                                       2005      1.167          1.181           53,012
                                                       2004      1.078          1.167            2,480
                                                       2003      1.000          1.078               --

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.196          1.244               --
                                                       2005      1.200          1.196               --
                                                       2004      1.115          1.200               --
                                                       2003      1.000          1.115               --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)..................................  2006      1.130          1.298               --
                                                       2005      1.031          1.130              518

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.103          1.261               --
                                                       2005      1.000          1.103            2,824

  Travelers Van Kampen Enterprise Subaccount
  (11/99)............................................  2006      1.203          1.246               --
                                                       2005      1.143          1.203               --
                                                       2004      1.127          1.143               --
                                                       2003      1.000          1.127               --

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (11/99).........................................  2006      1.227          1.232            2,065
                                                       2005      1.164          1.227            2,069
                                                       2004      1.114          1.164            1,700
                                                       2003      1.000          1.114              238

Variable Insurance Products Fund
  VIP Contrafund Subaccount (Service Class) (11/99)..  2006      1.464          1.595           28,261
                                                       2005      1.283          1.464           20,121
                                                       2004      1.139          1.283           13,377
                                                       2003      1.000          1.139            2,423

  VIP Mid Cap Subaccount (Service Class 2) (5/01)....  2006      1.678          1.841          106,833
                                                       2005      1.456          1.678          114,715
                                                       2004      1.196          1.456           68,712
                                                       2003      1.000          1.196              555




* We are waiving a portion of the Mortality and Expense Risk charge for this Subaccount. Please see "Fee Table -- Annual Separate Account Charges" for more information.

The date next to each funding option name reflects the date money first came into the funding option through the Separate Account.

Funding options not listed above had no amounts allocated to them or were not available as of December 31, 2006.

Number of Units Outstanding at End of Year may include units for Contracts Owners in payout phase, where appropriate.

If an accumulation unit value has no assets and units across all sub-accounts within the Separate Account, and has had no assets and units for the history displayed on the Condensed Financial Information in the past, then it may not be displayed.

Variable Funding Option mergers and substitutions that occurred between January 1, 2005 and December 31, 2006, are displayed below. Please see Appendix C for more information on Variable Funding Option name changes, mergers and substitutions.

Effective on or about 02/25/2005, The Travelers Series Trust-MFS Emerging Growth Portfolio merged into The Travelers Series Trust-MFS Mid Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Alliance Bernstein Variable Products Series Fund-AllianceBernstein Growth and Income Portfolio was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Alliance Bernstein Variable Products Series Fund-AllianceBernstein Large Cap Growth Portfolio was replaced by Metropolitan Series Fund, Inc.-T. Rowe Price Large Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Capital Appreciation Fund merged into Met Investors Series Trust-Janus Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Delaware VIP Trust-Delaware VIP REIT Series was replaced by Met Investors Series Trust-Neuberger Berman Real Estate Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Global Allocation Portfolio was replaced by Metropolitan Series Fund, Inc.-Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Value Opportunities VI Fund was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton Variable Insurance Products Trust-Mutual Shares Securities Fund was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton Variable Insurance Products Trust-Templeton Growth Securities Fund was replaced by Metropolitan Series Fund, Inc.-Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-AIM Capital Appreciation Portfolio merged into Met Investors Series Trust-MET/AIM Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Equity Income Portfolio merged into Metropolitan Series Fund, Inc.-FI Value Leaders Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Large Cap Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Aggressive Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Aggressive Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Conservative Portfolio merged into Metropolitan Series Fund, Inc.- MetLife Conservative Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Moderate Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate-Aggressive Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Moderate to Aggressive Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate-Conservative Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Conservative to Moderate Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Mercury Large Cap Core Portfolio merged into Met Investors Series Trust-Mercury Large-Cap Core Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS Mid Cap Growth Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Aggressive Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS Total Return Portfolio merged into Metropolitan Series Fund, Inc.-MFS Total Return Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS Value Portfolio merged into Met Investors Series Trust-MFS Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Mondrian International Stock Portfolio merged into Met Investors Series Trust-Harris Oakmark International Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Fund Portfolio merged into Met Investors Series Trust-Pioneer Fund Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Mid-Cap Value Portfolio merged into Met Investors Series Trust-Pioneer Mid-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Strategic Income Portfolio merged into Met Investors Series Trust-Pioneer Strategic Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Strategic Equity Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Style Focus Series:
Small Cap Growth Portfolio merged into Met Investors Series Trust-MET/AIM Small Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Style Focus Series:
Small Cap Value Portfolio merged into Met Investors Series Trust-Dreman Small-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Travelers Managed Income Portfolio merged into Metropolitan Series Fund, Inc..-BlackRock Bond Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Van Kampen Enterprise Portfolio merged into Metropolitan Series Fund, Inc.-Capital Guardian U.S. Equity Portfolio and is no longer available as a funding option.

Effective on or about 11/13/2006, Lazard Retirement Series, Inc.-Lazard Retirement Small Cap Portfolio was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

ANNUAL REPORT
December 31, 2006

                           MetLife of CT Fund BD IV
                            for Variable Annuities
                                      of
               MetLife Life and Annuity Company of Connecticut

           REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Policyholders of
MetLife of CT Fund BD IV for Variable Annuities and the Board of Directors of MetLife Life and Annuity Company of Connecticut:

We have audited the accompanying statement of assets and liabilities of the Subaccounts (as disclosed in Appendix A) comprising MetLife of CT Fund BD IV for Variable Annuities (formerly, The Travelers Fund BD IV for Variable Annuities) (the "Separate Account") of MetLife Life and Annuity Company of Connecticut (formerly, The Travelers Life and Annuity Company) ("MLAC") as of December 31, 2006, the related statement of operations for the period in the year then ended, and the statements of changes in net assets for each of the periods in the two years then ended. These financial statements are the responsibility of the Separate Account's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial highlights of the Separate Account included in footnote 5 for the periods in the three years ended December 31, 2004, were audited by other auditors whose report, dated March 21, 2005, expressed an unqualified opinion on those financial highlights.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Separate Account is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Separate Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2006, by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the Subaccounts comprising the Separate Account of MLAC as of December 31, 2006, the results of their operations for the period in the year then ended, and the changes in their net assets for each of the periods in the two years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP
Certified Public Accountants

Tampa, Florida
March 19, 2007
(December 7, 2007 as to Note 7)

                                  APPENDIX A

AIM V.I. Core Equity Subaccount (Series I)

AIM V.I. Premier Equity Subaccount (Series I)

AllianceBernstein Growth and Income Subaccount (Class B)

AllianceBernstein Large-Cap Growth Subaccount (Class B)

American Funds Global Growth Subaccount (Class 2)

American Funds Growth Subaccount (Class 2)

American Funds Growth-Income Subaccount (Class 2)

Capital Appreciation Subaccount

Credit Suisse Trust Emerging Markets Subaccount

Delaware VIP REIT Subaccount (Standard Class)

Dreyfus VIF Appreciation Subaccount (Initial Shares)

Dreyfus VIF Developing Leaders Subaccount (Initial Shares)

DWS VIT Small Cap Index Subaccount (Class A)

FAMVS Mercury Global Allocation V.I. Subaccount (Class III)

FAMVS Mercury Value Opportunities V.I. Subaccount (Class III)

FTVIPT Franklin Income Securities Subaccount (Class 2)

FTVIPT Franklin Small-Mid Cap Growth Securities Subaccount (Class 2)

FTVIPT Mutual Shares Securities Subaccount (Class 2)

FTVIPT Templeton Developing Markets Securities Subaccount (Class 2)

FTVIPT Templeton Foreign Securities Subaccount (Class 2)

FTVIPT Templeton Growth Securities Subaccount (Class 2)

High Yield Bond Subaccount

Janus Aspen Balanced Subaccount (Service Shares)

Janus Aspen Global Life Sciences Subaccount (Service Shares)

Janus Aspen Global Technology Subaccount (Service Shares)

Janus Aspen Mid Cap Growth Subaccount (Service Shares)

Janus Aspen Worldwide Growth Subaccount (Service Shares)

Lazard Retirement Small Cap Subaccount

LMPIS Dividend Strategy Subaccount

LMPIS Premier Selections All Cap Growth Subaccount

LMPVPI All Cap Subaccount (Class I)

LMPVPI Investors Subaccount (Class I)

LMPVPI Large Cap Growth Subaccount (Class I)

LMPVPI Small Cap Growth Subaccount (Class I)

LMPVPII Aggressive Growth Subaccount (Class I)

LMPVPII Appreciation Subaccount

LMPVPII Diversified Strategic Income Subaccount

LMPVPII Equity Index Subaccount (Class I)

LMPVPII Equity Index Subaccount (Class II)

LMPVPII Fundamental Value Subaccount

LMPVPII Growth and Income Subaccount (Class I)

LMPVPIII Adjustable Rate Income Subaccount

LMPVPIII Aggressive Growth Subaccount

LMPVPIII High Income Subaccount

LMPVPIII International All Cap Growth Subaccount

LMPVPIII Large Cap Growth Subaccount

LMPVPIII Large Cap Value Subaccount

LMPVPIII Mid Cap Core Subaccount

LMPVPIII Money Market Subaccount

LMPVPIV Multiple Discipline Subaccount-All Cap Growth and Value

LMPVPIV Multiple Discipline Subaccount-Balanced All Cap Growth and Value

LMPVPIV Multiple Discipline Subaccount-Global All Cap Growth and Value

LMPVPIV Multiple Discipline Subaccount-Large Cap Growth and Value

LMPVPV Small Cap Growth Opportunities Subaccount

Lord Abbett Growth and Income Subaccount (Class VC)

Lord Abbett Mid-Cap Value Subaccount (Class VC)

Managed Assets Subaccount

MIST Batterymarch Mid-Cap Stock Subaccount (Class A)

MIST BlackRock High Yield Subaccount (Class A)

MIST BlackRock Large-Cap Core Subaccount (Class A)

MIST Dreman Small-Cap Value Subaccount (Class A)

MIST Harris Oakmark International Subaccount (Class A)

MIST Janus Capital Appreciation Subaccount (Class A)

MIST Legg Mason Partners Managed Assets Subaccount (Class A)

MIST Lord Abbett Bond Debenture Subaccount (Class A)

MIST Lord Abbett Growth and Income Subaccount (Class B)

MIST Lord Abbett Mid-Cap Value Subaccount (Class B)

MIST Met/AIM Capital Appreciation Subaccount (Class A)

MIST Met/AIM Small Cap Growth Subaccount (Class A)

MIST MFS(R) Value Subaccount (Class A)

MIST Neuberger Berman Real Estate Subaccount (Class A)

MIST Pioneer Fund Subaccount (Class A)

MIST Pioneer Mid-Cap Value Subaccount (Class A)

MIST Pioneer Strategic Income Subaccount (Class A)

MIST Third Avenue Small Cap Value Subaccount (Class B)

Money Market Subaccount

MSF BlackRock Aggressive Growth Subaccount (Class D)

MSF BlackRock Bond Income Subaccount (Class A)

MSF BlackRock Bond Income Subaccount (Class E)

MSF BlackRock Money Market Subaccount (Class A)

MSF Capital Guardian U.S. Equity Subaccount (Class A)

MSF FI Large Cap Subaccount (Class A)

MSF FI Value Leaders Subaccount (Class D)

MSF MetLife Aggressive Allocation Subaccount (Class B)

MSF MetLife Conservative Allocation Subaccount (Class B)

MSF MetLife Conservative to Moderate Allocation Subaccount (Class B)

MSF MetLife Moderate Allocation Subaccount (Class B)

MSF MetLife Moderate to Aggressive Allocation Subaccount (Class B)

MSF MFS(R) Total Return Subaccount (Class F)

MSF Morgan Stanley EAFE Index Subaccount (Class A)

MSF Oppenheimer Global Equity Subaccount (Class B)

MSF T. Rowe Price Large Cap Growth Subaccount (Class B)

MSF Western Asset Management High Yield Bond Subaccount (Class A)

MSF Western Asset Management U.S. Government Subaccount (Class A)

Oppenheimer Main Street/VA Subaccount (Service Shares)

PIMCO VIT Real Return Subaccount (Administrative Class)

PIMCO VIT Total Return Subaccount (Administrative Class)

Putnam VT Discovery Growth Subaccount (Class IB)

Putnam VT International Equity Subaccount (Class IB)

Putnam VT Small Cap Value Subaccount (Class IB)

Travelers AIM Capital Appreciation Subaccount

Travelers Convertible Securities Subaccount

Travelers Disciplined Mid Cap Stock Subaccount

Travelers Equity Income Subaccount

Travelers Federated High Yield Subaccount

Travelers Federated Stock Subaccount

Travelers Large Cap Subaccount

Travelers Managed Allocation Series: Aggressive Subaccount

Travelers Managed Allocation Series: Conservative Subaccount

Travelers Managed Allocation Series: Moderate Subaccount

Travelers Managed Allocation Series: Moderate-Aggressive Subaccount

Travelers Managed Allocation Series: Moderate-Conservative Subaccount

Travelers Managed Income Subaccount

Travelers Mercury Large Cap Core Subaccount

Travelers MFS(R) Mid Cap Growth Subaccount

Travelers MFS(R) Total Return Subaccount

Travelers MFS(R) Value Subaccount

Travelers Mondrian International Stock Subaccount

Travelers Pioneer Fund Subaccount

Travelers Pioneer Mid Cap Value Subaccount

Travelers Pioneer Strategic Income Subaccount

Travelers Quality Bond Subaccount

Travelers Strategic Equity Subaccount

Travelers Style Focus Series: Small Cap Growth Subaccount

Travelers Style Focus Series: Small Cap Value Subaccount

Travelers U.S. Government Securities Subaccount

Travelers Van Kampen Enterprise Subaccount

Van Kampen LIT Comstock Subaccount (Class II)

Van Kampen LIT Enterprise Subaccount (Class II)

Van Kampen LIT Strategic Growth Subaccount (Class I)

VIP Contrafund(R) Subaccount (Service Class 2)

VIP Dynamic Capital Appreciation Subaccount (Service Class 2)

VIP Mid Cap Subaccount (Service Class 2)

                           METLIFE OF CT FUND BD IV
                            FOR VARIABLE ANNUITIES
                     STATEMENT OF ASSETS AND LIABILITIES
                              December 31, 2006

                                                                                                              American Funds
                                                                      American Funds       American Funds     Growth-Income
                                           AIM V.I. Core Equity       Global Growth       Growth Subaccount     Subaccount
                                           Subaccount (Series I)   Subaccount (Class 2)       (Class 2)         (Class 2)
                                           ---------------------   --------------------       ---------         ---------

Assets:
 Investments at market value                    $2,263,316             $75,036,934          $145,012,477       $140,095,808
                                                ----------             -----------          ------------       ------------
    Total Assets. ......................         2,263,316              75,036,934           145,012,477        140,095,808
                                                ----------             -----------          ------------       ------------
Liabilities:
 Payables:
   Insurance charges....................               169                   6,218                11,927             11,795
   Administrative fees..................                19                     617                 1,192              1,151
   Equity protection fees...............                --                      --                    --                 --
                                                ----------             -----------          ------------       ------------
    Total Liabilities. .................               188                   6,835                13,119             12,946
                                                ----------             -----------          ------------       ------------
Net Assets:                                     $2,263,128             $75,030,099          $144,999,358       $140,082,862
                                                ==========             ===========          ============       ============

  The accompanying notes are an integral part of these financial statements.

                           METLIFE OF CT FUND BD IV
                            FOR VARIABLE ANNUITIES
             STATEMENT OF ASSETS AND LIABILITIES  --  (Continued)
                              December 31, 2006

                                                                       Dreyfus VIF         Dreyfus VIF           DWS VIT
                                               Credit Suisse Trust     Appreciation     Developing Leaders   Small Cap Index
                                                Emerging Markets        Subaccount          Subaccount         Subaccount
                                                   Subaccount        (Initial Shares)    (Initial Shares)       (Class A)
                                                   ----------        ----------------    ----------------       ---------

Assets:
 Investments at market value                       $1,390,583           $1,491,740          $4,249,573         $6,056,109
                                                   ----------           ----------          ----------         ----------
    Total Assets. ..........................        1,390,583            1,491,740           4,249,573          6,056,109
                                                   ----------           ----------          ----------         ----------
Liabilities:
 Payables:
   Insurance charges........................              104                  114                 321                448
   Administrative fees......................               11                   12                  35                 50
   Equity protection fees...................               --                   --                  --                 --
                                                   ----------           ----------          ----------         ----------
    Total Liabilities. .....................              115                  126                 356                498
                                                   ----------           ----------          ----------         ----------
Net Assets:                                        $1,390,468           $1,491,614          $4,249,217         $6,055,611
                                                   ==========           ==========          ==========         ==========

  The accompanying notes are an integral part of these financial statements.

                           METLIFE OF CT FUND BD IV
                            FOR VARIABLE ANNUITIES
             STATEMENT OF ASSETS AND LIABILITIES  --  (Continued)
                              December 31, 2006

                          FTVIPT Franklin       FTVIPT Templeton                            Janus Aspen Global      Janus Aspen
   FTVIPT Franklin         Small-Mid Cap           Developing          FTVIPT Templeton        Life Sciences     Global Technology
  Income Securities      Growth Securities     Markets Securities     Foreign Securities        Subaccount           Subaccount
Subaccount (Class 2)   Subaccount (Class 2)   Subaccount (Class 2)   Subaccount (Class 2)    (Service Shares)     (Service Shares)
--------------------   --------------------   --------------------   --------------------    ----------------     ----------------

     $5,170,941             $9,147,227             $11,491,555            $31,287,169           $1,474,306            $936,085
     ----------             ----------             -----------            -----------           ----------            --------
      5,170,941              9,147,227              11,491,555             31,287,169            1,474,306             936,085
     ----------             ----------             -----------            -----------           ----------            --------
            446                    731                     967                  2,576                  111                  68
             42                     75                      95                    257                   12                   8
             --                     --                      --                     --                   --                  --
     ----------             ----------             -----------            -----------           ----------            --------
            488                    806                   1,062                  2,833                  123                  76
     ----------             ----------             -----------            -----------           ----------            --------
     $5,170,453             $9,146,421             $11,490,493            $31,284,336           $1,474,183            $936,009
     ==========             ==========             ===========            ===========           ==========            ========

  The accompanying notes are an integral part of these financial statements.

                           METLIFE OF CT FUND BD IV
                            FOR VARIABLE ANNUITIES
             STATEMENT OF ASSETS AND LIABILITIES  --  (Continued)
                              December 31, 2006

                                                                       Janus Aspen                            LMPIS Premier
                                               Janus Aspen Mid Cap   Worldwide Growth                           Selections
                                                Growth Subaccount       Subaccount        LMPIS Dividend      All Cap Growth
                                                (Service Shares)     (Service Shares)   Strategy Subaccount     Subaccount
                                                ----------------     ----------------   -------------------     ----------

Assets:
 Investments at market value                       $6,408,460           $2,741,628          $1,316,370          $1,469,973
                                                   ----------           ----------          ----------          ----------
   Total Assets.............................        6,408,460            2,741,628           1,316,370           1,469,973
                                                   ----------           ----------          ----------          ----------
Liabilities:
 Payables:
 Insurance charges. ........................              504                  198                 115                 120
 Administrative fees. ......................               53                   23                  11                  12
 Equity protection fees. ...................               --                   --                  --                  --
                                                   ----------           ----------          ----------          ----------
    Total Liabilities. .....................              557                  221                 126                 132
                                                   ----------           ----------          ----------          ----------
Net Assets:                                        $6,407,903           $2,741,407          $1,316,244          $1,469,841
                                                   ==========           ==========          ==========          ==========

  The accompanying notes are an integral part of these financial statements.

                           METLIFE OF CT FUND BD IV
                            FOR VARIABLE ANNUITIES
             STATEMENT OF ASSETS AND LIABILITIES  --  (Continued)
                              December 31, 2006

       LMPVPV                                                        LMPVPI Large         LMPVPI             LMPVPII
      Small Cap               LMPVPI                 LMPVPI           Cap Growth        Small Cap           Aggressive
Growth Opportunities          All Cap               Investors         Subaccount    Growth Subaccount   Growth Subaccount
     Subaccount        Subaccount (Class I)   Subaccount (Class I)     (Class I)        (Class I)           (Class I)
     ----------        --------------------   --------------------     ---------        ---------           ---------

     $2,784,850             $25,665,571            $12,942,213         $633,723         $7,710,433           $947,771
     ----------             -----------            -----------         --------         ----------           --------
      2,784,850              25,665,571             12,942,213          633,723          7,710,433            947,771
     ----------             -----------            -----------         --------         ----------           --------
            247                   2,004                  1,003               47                613                 75
             23                     211                    107                5                 63                  8
             --                      --                     --               --                 --                 --
     ----------             -----------            -----------         --------         ----------           --------
            270                   2,215                  1,110               52                676                 83
     ----------             -----------            -----------         --------         ----------           --------
     $2,784,580             $25,663,356            $12,941,103         $633,671         $7,709,757           $947,688
     ==========             ===========            ===========         ========         ==========           ========

  The accompanying notes are an integral part of these financial statements.

                           METLIFE OF CT FUND BD IV
                            FOR VARIABLE ANNUITIES
             STATEMENT OF ASSETS AND LIABLITIES  --  (Continued)
                              December 31, 2006


                                                      LMPVPII      LMPVPII Diversified    LMPVPII Equity     LMPVPII Equity
                                                    Appreciation    Strategic Income     Index Subaccount   Index Subaccount
                                                     Subaccount        Subaccount           (Class I)          (Class II)
                                                     ----------        ----------           ---------          ----------

Assets:
 Investments at market value                        $27,956,966        $15,043,420         $847,091,703       $25,006,029
                                                    -----------        -----------         ------------       -----------
     Total Assets ...............................    27,956,966         15,043,420          847,091,703        25,006,029
                                                    -----------        -----------         ------------       -----------
Liabilities:
 Payables:
   Insurance charges.............................         2,268              1,177               59,715             1,857
   Administrative fees...........................           229                124                6,962               206
   Equity protection fees........................            --                 --               74,676                --
                                                    -----------        -----------         ------------       -----------
     Total Liabilities ..........................         2,497              1,301              141,353             2,063
                                                    -----------        -----------         ------------       -----------
Net Assets:                                         $27,954,469        $15,042,119         $846,950,350       $25,003,966
                                                    ===========        ===========         ============       ===========

  The accompanying notes are an integral part of these financial statements.

                           METLIFE OF CT FUND BD IV
                            FOR VARIABLE ANNUITIES
             STATEMENT OF ASSETS AND LIABLITIES  --  (Continued)
                              December 31, 2006

                                                                                                    LMPVPIII
     LMPVPII               LMPVPII              LMPVPIII            LMPVPIII         LMPVPIII     International
Fundamental Value     Growth and Income     Adjustable Rate    Aggressive Growth   High Income   All Cap Growth
    Subaccount      Subaccount (Class I)   Income Subaccount       Subaccount       Subaccount     Subaccount
    ----------      --------------------   -----------------       ----------       ----------     ----------

   $44,558,123            $745,861             $3,811,431         $70,697,849      $20,308,509     $6,063,750
   -----------            --------             ----------         -----------      -----------     ----------
    44,558,123             745,861              3,811,431          70,697,849       20,308,509      6,063,750
   -----------            --------             ----------         -----------      -----------     ----------
         3,594                  64                    337               5,708            1,690            453
           366                   6                     32                 581              167             50
            --                  --                     --                  --               --             --
   -----------            --------             ----------         -----------      -----------     ----------
         3,960                  70                    369               6,289            1,857            503
   -----------            --------             ----------         -----------      -----------     ----------
   $44,554,163            $745,791             $3,811,062         $70,691,560      $20,306,652     $6,063,247
   ===========            ========             ==========         ===========      ===========     ==========

  The accompanying notes are an integral part of these financial statements.

                           METLIFE OF CT FUND BD IV
                            FOR VARIABLE ANNUITIES
             STATEMENT OF ASSETS AND LIABLITIES  --  (Continued)
                              December 31, 2006


                                                              LMPVPIII            LMPVPIII         LMPVPIII       LMPVPIII
                                                              Large Cap          Large Cap       Mid Cap Core   Money Market
                                                          Growth Subaccount   Value Subaccount    Subaccount     Subaccount
                                                          -----------------   ----------------    ----------     ----------

Assets:
 Investments at market value                                 $34,781,781        $17,785,829      $18,530,016    $31,772,171
                                                             -----------        -----------      -----------    -----------
     Total Assets .....................................       34,781,781         17,785,829       18,530,016     31,772,171
                                                             -----------        -----------      -----------    -----------
Liabilities:
 Payables:
   Insurance charges...................................            2,712              1,374            1,448          2,555
   Administrative fees.................................              286                146              153            261
   Equity protection fees..............................               --                 --               --             --
                                                             -----------        -----------      -----------    -----------
     Total Liabilities ................................            2,998              1,520            1,601          2,816
                                                             -----------        -----------      -----------    -----------
Net Assets:                                                  $34,778,783        $17,784,309      $18,528,415    $31,769,355
                                                             ===========        ===========      ===========    ===========

  The accompanying notes are an integral part of these financial statements.

                           METLIFE OF CT FUND BD IV
                            FOR VARIABLE ANNUITIES
             STATEMENT OF ASSETS AND LIABLITIES  --  (Continued)
                              December 31, 2006

      LMPVPIV               LMPVPIV               LMPVPIV               LMPVPIV         Lord Abbett
Multiple Discipline   Multiple Discipline   Multiple Discipline   Multiple Discipline      Growth        Lord Abbett
    Subaccount-           Subaccount-           Subaccount-           Subaccount-        and Income        Mid-Cap
   All Cap Growth       Balanced All Cap       Global All Cap       Large Cap Growth     Subaccount   Value Subaccount
     and Value          Growth and Value      Growth and Value         and Value         (Class VC)      (Class VC)
     ---------          ----------------      ----------------         ---------         ----------      ----------

    $33,728,723           $28,522,879            $9,470,439            $4,096,671        $9,180,344      $11,885,109
    -----------           -----------            ----------            ----------        ----------      -----------
     33,728,723            28,522,879             9,470,439             4,096,671         9,180,344       11,885,109
    -----------           -----------            ----------            ----------        ----------      -----------
          3,123                 2,615                   879                   349               819            1,045
            277                   234                    78                    34                75               98
             --                    --                    --                    --                --               --
    -----------           -----------            ----------            ----------        ----------      -----------
          3,400                 2,849                   957                   383               894            1,143
    -----------           -----------            ----------            ----------        ----------      -----------
    $33,725,323           $28,520,030            $9,469,482            $4,096,288        $9,179,450      $11,883,966
    ===========           ===========            ==========            ==========        ==========      ===========

  The accompanying notes are an integral part of these financial statements.

                           METLIFE OF CT FUND BD IV
                            FOR VARIABLE ANNUITIES
             STATEMENT OF ASSETS AND LIABLITIES  --  (Continued)
                              December 31, 2006


                                     MIST Batterymarch     MIST BlackRock High      MIST BlackRock       MIST Dreman Small-
                                       Mid-Cap Stock        Yield Subaccount        Large-Cap Core      Cap Value Subaccount
                                    Subaccount (Class A)        (Class A)        Subaccount (Class A)        (Class A)
                                    --------------------        ---------        --------------------        ---------

Assets:
 Investments at market value             $2,520,536            $2,250,289             $7,983,443              $723,579
                                         ----------            ----------             ----------              --------
     Total Assets ...............         2,520,536             2,250,289              7,983,443               723,579
                                         ----------            ----------             ----------              --------
Liabilities:
 Payables:
   Insurance charges.............               193                   169                    632                    61
   Administrative fees...........                21                    19                     66                     6
   Equity protection fees........                --                    --                     --                    --
                                         ----------            ----------             ----------              --------
     Total Liabilities ..........               214                   188                    698                    67
                                         ----------            ----------             ----------              --------
Net Assets:                              $2,520,322            $2,250,101             $7,982,745              $723,512
                                         ==========            ==========             ==========              ========

  The accompanying notes are an integral part of these financial statements.

                           METLIFE OF CT FUND BD IV
                            FOR VARIABLE ANNUITIES
             STATEMENT OF ASSETS AND LIABLITIES  --  (Continued)
                              December 31, 2006

     MIST Harris                               MIST Legg Mason
       Oakmark          MIST Janus Capital     Partners Managed     MIST Lord Abbett       MIST Lord Abbett       MIST Lord Abbett
    International          Appreciation       Assets Subaccount      Bond Debenture        Growth and Income        Mid-Cap Value
Subaccount (Class A)   Subaccount (Class A)       (Class A)       Subaccount (Class A)   Subaccount (Class B)   Subaccount (Class B)
--------------------   --------------------       ---------       --------------------   --------------------   --------------------

     $8,895,991             $6,601,822             $244,381            $3,241,313             $17,384,361             $619,463
     ----------             ----------             --------            ----------             -----------             --------
      8,895,991              6,601,822              244,381             3,241,313              17,384,361              619,463
     ----------             ----------             --------            ----------             -----------             --------
            720                    492                   18                   239                   1,441                   50
             73                     54                    2                    26                     143                    5
             --                     --                   --                    --                      --                   --
     ----------             ----------             --------            ----------             -----------             --------
            793                    546                   20                   265                   1,584                   55
     ----------             ----------             --------            ----------             -----------             --------
     $8,895,198             $6,601,276             $244,361            $3,241,048             $17,382,777             $619,408
     ==========             ==========             ========            ==========             ===========             ========

  The accompanying notes are an integral part of these financial statements.

                           METLIFE OF CT FUND BD IV
                            FOR VARIABLE ANNUITIES
             STATEMENT OF ASSETS AND LIABILITIES  --  (Continued)
                              December 31, 2006

                                       MIST Met/AIM        MIST Met/AIM Small                              MIST Neuberger
                                   Capital Appreciation        Cap Growth         MIST MFS(R) Value      Berman Real Estate
                                   Subaccount (Class A)   Subaccount (Class A)   Subaccount (Class A)   Subaccount (Class A)
                                   --------------------   --------------------   --------------------   --------------------

Assets:
 Investments at market value ...        $1,655,530              $165,090              $6,215,241             $8,724,247
                                        ----------              --------              ----------             ----------
    Total Assets. ..............         1,655,530               165,090               6,215,241              8,724,247
                                        ----------              --------              ----------             ----------
Liabilities:
 Payables:
   Insurance charges............               146                    14                     519                    683
   Administrative fees..........                13                     1                      51                     72
   Equity protection fees.......                --                    --                      --                     --
                                        ----------              --------              ----------             ----------
    Total Liabilities. .........               159                    15                     570                    755
                                        ----------              --------              ----------             ----------
Net Assets:                             $1,655,371              $165,075              $6,214,671             $8,723,492
                                        ==========              ========              ==========             ==========

  The accompanying notes are an integral part of these financial statements.

                           METLIFE OF CT FUND BD IV
                            FOR VARIABLE ANNUITIES
             STATEMENT OF ASSETS AND LIABILITIES  --  (Continued)
                              December 31, 2006

                     MIST Pioneer     MIST Pioneer     MIST Third Avenue     MSF BlackRock
MIST Pioneer Fund   Mid-Cap Value   Strategic Income    Small Cap Value    Aggressive Growth   MSF BlackRock Bond
    Subaccount        Subaccount       Subaccount          Subaccount          Subaccount       Income Subaccount
    (Class A)         (Class A)         (Class A)          (Class B)           (Class D)            (Class A)
    ---------         ---------         ---------          ---------           ---------            ---------

     $635,806          $216,134        $6,356,540          $6,411,319          $9,660,213          $5,303,178
     --------          --------        ----------          ----------          ----------          ----------
      635,806           216,134         6,356,540           6,411,319           9,660,213           5,303,178
     --------          --------        ----------          ----------          ----------          ----------
           55                18               508                 534                 742                 388
            5                 1                53                  53                  79                  44
           --                --                --                  --                  --                  --
     --------          --------        ----------          ----------          ----------          ----------
           60                19               561                 587                 821                 432
     --------          --------        ----------          ----------          ----------          ----------
     $635,746          $216,115        $6,355,979          $6,410,732          $9,659,392          $5,302,746
     ========          ========        ==========          ==========          ==========          ==========

  The accompanying notes are an integral part of these financial statements.

                           METLIFE OF CT FUND BD IV
                            FOR VARIABLE ANNUITIES
             STATEMENT OF ASSETS AND LIABILITIES  --  (Continued)
                              December 31, 2006

                                                                     MSF BlackRock       MSF Capital
                                                MSF BlackRock Bond   Money Market    Guardian U.S. Equity   MSF FI Large Cap
                                                Income Subaccount     Subaccount          Subaccount           Subaccount
                                                    (Class E)          (Class A)          (Class A)            (Class A)
                                                    ---------          ---------          ---------            ---------

Assets:
 Investments at market value                       $18,642,088        $20,883,953         $3,646,809          $23,628,965
                                                   -----------        -----------         ----------          -----------
    Total Assets. ...........................       18,642,088         20,883,953          3,646,809           23,628,965
                                                   -----------        -----------         ----------          -----------
Liabilities:
 Payables:
   Insurance charges.........................            1,478              1,511                277                1,802
   Administrative fees.......................              153                171                 30                  194
   Equity protection fees....................               --                 --                 --                   --
                                                   -----------        -----------         ----------          -----------
    Total Liabilities. ......................            1,631              1,682                307                1,996
                                                   -----------        -----------         ----------          -----------
Net Assets:                                        $18,640,457        $20,882,271         $3,646,502          $23,626,969
                                                   ===========        ===========         ==========          ===========

  The accompanying notes are an integral part of these financial statements.

                           METLIFE OF CT FUND BD IV
                            FOR VARIABLE ANNUITIES
             STATEMENT OF ASSETS AND LIABILITIES  --  (Continued)
                              December 31, 2006

                                                    MSF MetLife                   MSF MetLife
                     MSF MetLife    MSF MetLife   Conservative to   MSF MetLife   Moderate to
                      Aggressive   Conservative       Moderate        Moderate     Aggressive
   MSF FI Value       Allocation    Allocation       Allocation      Allocation    Allocation
Leaders Subaccount    Subaccount    Subaccount       Subaccount      Subaccount    Subaccount
     (Class D)        (Class B)      (Class B)       (Class B)       (Class B)     (Class B)
     ---------        ---------      ---------       ---------       ---------     ---------

    $24,028,922       $1,087,663    $1,235,297       $1,569,186      $4,432,165    $3,924,226
    -----------       ----------    ----------       ----------      ----------    ----------
     24,028,922        1,087,663     1,235,297        1,569,186       4,432,165     3,924,226
    -----------       ----------    ----------       ----------      ----------    ----------
          1,855               83           100              131             381           346
            197                9            10               13              37            32
             --               --            --               --              --            --
    -----------       ----------    ----------       ----------      ----------    ----------
          2,052               92           110              144             418           378
    -----------       ----------    ----------       ----------      ----------    ----------
    $24,026,870       $1,087,571    $1,235,187       $1,569,042      $4,431,747    $3,923,848
    ===========       ==========    ==========       ==========      ==========    ==========

  The accompanying notes are an integral part of these financial statements.

                           METLIFE OF CT FUND BD IV
                            FOR VARIABLE ANNUITIES
             STATEMENT OF ASSETS AND LIABILITIES  --  (Continued)
                              December 31, 2006

                                                                    MSF Morgan Stanley   MSF Oppenheimer   MSF T. Rowe Price
                                                MSF MFS(R) Total        EAFE Index        Global Equity    Large Cap Growth
                                                Return Subaccount       Subaccount         Subaccount         Subaccount
                                                    (Class F)           (Class A)           (Class B)          (Class B)
                                                    ---------           ---------           ---------          ---------

Assets:
 Investments at market value                       $81,931,864           $79,578           $6,979,940         $21,565,527
                                                   -----------           -------           ----------         -----------
    Total Assets. ...........................       81,931,864            79,578            6,979,940          21,565,527
                                                   -----------           -------           ----------         -----------
Liabilities:
 Payables:
   Insurance charges.........................            6,597                 6                  546               1,642
   Administrative fees.......................              673                 1                   57                 177
   Equity protection fees....................               --                --                   --                  --
                                                   -----------           -------           ----------         -----------
    Total Liabilities. ......................            7,270                 7                  603               1,819
                                                   -----------           -------           ----------         -----------
Net Assets:                                        $81,924,594           $79,571           $6,979,337         $21,563,708
                                                   ===========           =======           ==========         ===========

  The accompanying notes are an integral part of these financial statements.

                           METLIFE OF CT FUND BD IV
                            FOR VARIABLE ANNUITIES
             STATEMENT OF ASSETS AND LIABILITIES  --  (Continued)
                              December 31, 2006

   MSF Western        MSF Western
Asset Management   Asset Management                                                                                 Putnam VT
 High Yield Bond    U.S. Government       PIMCO VIT Real           PIMCO VIT Total      Putnam VT Discovery   International Equity
   Subaccount         Subaccount         Return Subaccount        Return Subaccount      Growth Subaccount         Subaccount
    (Class A)          (Class A)      (Administrative Class)   (Administrative Class)        (Class IB)            (Class IB)
    ---------          ---------      ----------------------   ----------------------        ----------            ----------

    $179,773            $56,103             $7,080,421               $49,905,260              $390,731             $6,335,844
    --------            -------             ----------               -----------              --------             ----------
     179,773             56,103              7,080,421                49,905,260               390,731              6,335,844
    --------            -------             ----------               -----------              --------             ----------
          13                  4                    613                     4,054                    30                    483
           1                 --                     58                       410                     3                     52
          --                 --                     --                        --                    --                     --
    --------            -------             ----------               -----------              --------             ----------
          14                  4                    671                     4,464                    33                    535
    --------            -------             ----------               -----------              --------             ----------
    $179,759            $56,099             $7,079,750               $49,900,796              $390,698             $6,335,309
    ========            =======             ==========               ===========              ========             ==========


  The accompanying notes are an integral part of these financial statements.

                           METLIFE OF CT FUND BD IV
                            FOR VARIABLE ANNUITIES
             STATEMENT OF ASSETS AND LIABILITIES  --  (Continued)
                              December 31, 2006

                                    Putnam VT Small Cap     Van Kampen LIT         Van Kampen LIT          Van Kampen LIT
                                     Value Subaccount     Comstock Subaccount   Enterprise Subaccount     Strategic Growth
                                        (Class IB)            (Class II)             (Class II)         Subaccount (Class I)
                                        ----------            ----------             ----------         --------------------

Assets:
 Investments at market value            $12,222,080           $4,164,078              $319,008              $14,169,137
                                        -----------           ----------              --------              -----------
    Total Assets. ...............        12,222,080            4,164,078               319,008               14,169,137
                                        -----------           ----------              --------              -----------
Liabilities:
 Payables:
   Insurance charges.............               958                  327                    25                    1,084
   Administrative fees...........               101                   34                     3                      116
   Equity protection fees........                --                   --                    --                       --
                                        -----------           ----------              --------              -----------
    Total Liabilities. ..........             1,059                  361                    28                    1,200
                                        -----------           ----------              --------              -----------
Net Assets:                             $12,221,021           $4,163,717              $318,980              $14,167,937
                                        ===========           ==========              ========              ===========

  The accompanying notes are an integral part of these financial statements.

                           METLIFE OF CT FUND BD IV
                            FOR VARIABLE ANNUITIES
             STATEMENT OF ASSETS AND LIABILITIES  --  (Concluded)
                              December 31, 2006

                                        VIP Dynamic Capital
VIP Contrafund(R)   VIP Contrafund(R)       Appreciation         VIP Mid Cap
    Subaccount          Subaccount           Subaccount           Subaccount
(Service Class 2)    (Service Class)     (Service Class 2)    (Service Class 2)
-----------------    ---------------     -----------------    -----------------

    $8,146,056         $29,611,048            $299,545           $18,833,000
    ----------         -----------            --------           -----------
     8,146,056          29,611,048             299,545            18,833,000
    ----------         -----------            --------           -----------
           620               2,380                  22                 1,540
            67                 243                   3                   155
            --                  --                  --                    --
    ----------         -----------            --------           -----------
           687               2,623                  25                 1,695
    ----------         -----------            --------           -----------
    $8,145,369         $29,608,425            $299,520           $18,831,305
    ==========         ===========            ========           ===========

  The accompanying notes are an integral part of these financial statements.

                           METLIFE OF CT FUND BD IV
                            FOR VARIABLE ANNUITIES
                           STATEMENT OF OPERATIONS
                     For the year ended December 31, 2006


                                           AIM V.I.          AIM V.I. Premier     AllianceBernstein      AllianceBernstein
                                          Core Equity        Equity Subaccount    Growth and Income       Large-Cap Growth
                                     Subaccount (Series I)      (Series I)       Subaccount (Class B)   Subaccount (Class B)
                                     ---------------------      ----------       --------------------   --------------------

Investment Income:
 Dividends .......................         $ 12,063              $  23,854            $      --             $        --
                                           --------              ---------            ---------             -----------
Expenses:
 Insurance charges ...............           20,256                 10,073               14,721                 105,523
 Administrative fees .............            2,218                  1,099                1,435                  11,434
 Equity protection fees ..........               --                     --                   --                      --
                                           --------              ---------            ---------             -----------
   Total expenses.................           22,474                 11,172               16,156                 116,957
                                           --------              ---------            ---------             -----------
    Net investment income (loss) .          (10,411)                12,682              (16,156)               (116,957)
                                           --------              ---------            ---------             -----------
Realized Gain (Loss) and
 Unrealized Gain (Loss)
 on Investments:
   Realized gain distribution.....               --                     --                   --                      --
   Realized gain (loss) on sale of
    investments ..................           (8,022)               228,038              703,971              (6,746,212)
                                           --------              ---------            ---------             -----------
    Realized gain (loss) .........           (8,022)               228,038              703,971              (6,746,212)
                                           --------              ---------            ---------             -----------
   Change in unrealized gain
    (loss) on investments ........          177,894               (129,669)            (557,623)              6,758,812
                                           --------              ---------            ---------             -----------
 Net increase (decrease) in
   net assets resulting from
   operations.....................         $159,461              $ 111,051            $ 130,192             $  (104,357)
                                           ========              =========            =========             ===========

  The accompanying notes are an integral part of these financial statements.

                           METLIFE OF CT FUND BD IV
                            FOR VARIABLE ANNUITIES
                   STATEMENT OF OPERATIONS  --  (Continued)
                     For the year ended December 31, 2006

American Funds                                                                                               Delaware
 Global Growth     American Funds       American Funds                             Credit Suisse Trust       VIP REIT
  Subaccount     Growth Subaccount       Growth-Income      Capital Appreciation     Emerging Markets       Subaccount
   (Class 2)         (Class 2)       Subaccount (Class 2)        Subaccount             Subaccount       (Standard Class)
   ---------         ---------       --------------------        ----------             ----------       ----------------

  $   583,221       $ 1,115,779           $ 2,056,087             $      --              $  7,582           $   120,106
  -----------       -----------           -----------             ---------              --------           -----------
    1,019,267         2,110,779             2,019,953                36,892                17,653                27,804
      101,331           211,246               197,556                 4,075                 1,964                 2,956
           --                --                    --                    --                    --                    --
  -----------       -----------           -----------             ---------              --------           -----------
    1,120,598         2,322,025             2,217,509                40,967                19,617                30,760
  -----------       -----------           -----------             ---------              --------           -----------
     (537,377)       (1,206,246)             (161,422)              (40,967)              (12,035)               89,346
  -----------       -----------           -----------             ---------              --------           -----------
           --           878,388             3,117,307               296,524                18,624               400,454
    1,006,190         1,287,975             1,923,435               252,659               105,608             1,200,485
  -----------       -----------           -----------             ---------              --------           -----------
    1,006,190         2,166,363             5,040,742               549,183               124,232             1,600,939
  -----------       -----------           -----------             ---------              --------           -----------
   11,120,473        10,417,186            11,713,035              (603,468)              223,544            (1,237,633)
  -----------       -----------           -----------             ---------              --------           -----------
  $11,589,286       $11,377,303           $16,592,355             $ (95,252)             $335,741           $   452,652
  ===========       ===========           ===========             =========              ========           ===========

  The accompanying notes are an integral part of these financial statements.

                           METLIFE OF CT FUND BD IV
                            FOR VARIABLE ANNUITIES
                   STATEMENT OF OPERATIONS  --  (Continued)
                     For the year ended December 31, 2006


                                                  Dreyfus VIF         Dreyfus VIF           DWS VIT          FAMVS Mercury
                                                  Appreciation     Developing Leaders      Small Cap       Global Allocation
                                                   Subaccount          Subaccount       Index Subaccount    V.I. Subaccount
                                                (Initial Shares)    (Initial Shares)       (Class A)          (Class III)
                                                ----------------    ----------------       ---------          -----------

Investment Income:
 Dividends ..................................       $ 23,410           $  18,688            $ 41,656           $     --
                                                    --------           ---------            --------           --------
Expenses:
 Insurance charges ..........................         20,595              62,412              83,838              3,561
 Administrative fees ........................          2,212               6,803               9,285                340
 Equity protection fees .....................             --                  --                  --                 --
                                                    --------           ---------            --------           --------
   Total expenses............................         22,807              69,215              93,123              3,901
                                                    --------           ---------            --------           --------
    Net investment income (loss) ............            603             (50,527)            (51,467)            (3,901)
                                                    --------           ---------            --------           --------
Realized Gain (Loss) and Unrealized Gain
 (Loss) on Investments:
   Realized gain distribution................             --             386,478             278,680                 --
   Realized gain (loss) on sale of
    investments .............................         52,335              66,886             503,268            101,901
                                                    --------           ---------            --------           --------
    Realized gain (loss) ....................         52,335             453,364             781,948            101,901
                                                    --------           ---------            --------           --------
   Change in unrealized gain (loss) on
    investments .............................        148,018            (311,631)            207,724            (39,481)
                                                    --------           ---------            --------           --------
 Net increase (decrease) in net assets
   resulting from operations.................       $200,956           $  91,206            $938,205           $ 58,519
                                                    ========           =========            ========           ========

  The accompanying notes are an integral part of these financial statements.

                           METLIFE OF CT FUND BD IV
                            FOR VARIABLE ANNUITIES
                   STATEMENT OF OPERATIONS  --  (Continued)
                     For the year ended December 31, 2006

     FAMVS                             FTVIPT Franklin
 Mercury Value     FTVIPT Franklin      Small-Mid Cap       FTVIPT Mutual        FTVIPT Templeton      FTVIPT Templeton
 Opportunities    Income Securities   Growth Securities   Shares Securities     Developing Markets    Foreign Securities
V.I. Subaccount       Subaccount          Subaccount          Subaccount      Securities Subaccount       Subaccount
  (Class III)         (Class 2)           (Class 2)           (Class 2)             (Class 2)              (Class 2)
  -----------         ---------           ---------           ---------             ---------              ---------

   $      60           $ 98,462           $      --          $        --            $  101,128            $  337,470
   ---------           --------           ---------          -----------            ----------            ----------
       8,614             51,056             142,032               60,375               144,763               413,148
         827              4,747              14,649                5,673                14,080                41,233
          --                 --                  --                   --                    --                    --
   ---------           --------           ---------          -----------            ----------            ----------
       9,441             55,803             156,681               66,048               158,843               454,381
   ---------           --------           ---------          -----------            ----------            ----------
      (9,381)            42,659            (156,681)             (66,048)              (57,715)             (116,911)
   ---------           --------           ---------          -----------            ----------            ----------
     208,326             13,171                  --                   --                    --                    --
    (456,984)            16,230              18,809            2,851,305               615,069               604,700
   ---------           --------           ---------          -----------            ----------            ----------
    (248,658)            29,401              18,809            2,851,305               615,069               604,700
   ---------           --------           ---------          -----------            ----------            ----------
     429,760            437,048             782,805           (2,011,373)            1,592,210             4,466,599
   ---------           --------           ---------          -----------            ----------            ----------
   $ 171,721           $509,108           $ 644,933          $   773,884            $2,149,564            $4,954,388
   =========           ========           =========          ===========            ==========            ==========

  The accompanying notes are an integral part of these financial statements.

                           METLIFE OF CT FUND BD IV
                            FOR VARIABLE ANNUITIES
                   STATEMENT OF OPERATIONS  --  (Continued)
                     For the year ended December 31, 2006

                                                 FTVIPT Templeton                        Janus Aspen      Janus Aspen Global
                                                 Growth Securities                         Balanced         Life Sciences
                                                    Subaccount       High Yield Bond      Subaccount          Subaccount
                                                     (Class 2)         Subaccount      (Service Shares)    (Service Shares)
                                                     ---------         ----------      ----------------    ----------------

Investment Income:
 Dividends ...................................      $       --          $ 23,290          $      --            $     --
                                                    ----------          --------          ---------            --------
Expenses:
 Insurance charges ...........................          23,710             1,560             20,840              22,693
 Administrative fees .........................           2,374               171              2,308               2,488
 Equity protection fees ......................              --                --                 --                  --
                                                    ----------          --------          ---------            --------
   Total expenses.............................          26,084             1,731             23,148              25,181
                                                    ----------          --------          ---------            --------
    Net investment income (loss) .............         (26,084)           21,559            (23,148)            (25,181)
                                                    ----------          --------          ---------            --------
Realized Gain (Loss) and Unrealized Gain
 (Loss) on Investments:
   Realized gain distribution.................              --             1,857                 --                  --
   Realized gain (loss) on sale of investments       1,065,087           (12,169)           651,591              57,798
                                                    ----------          --------          ---------            --------
    Realized gain (loss) .....................       1,065,087           (10,312)           651,591              57,798
                                                    ----------          --------          ---------            --------
   Change in unrealized gain (loss) on
    investments ..............................        (626,741)           (3,383)          (473,150)             56,082
                                                    ----------          --------          ---------            --------
 Net increase (decrease) in net assets
   resulting from operations..................      $  412,262          $  7,864          $ 155,293            $ 88,699
                                                    ==========          ========          =========            ========

  The accompanying notes are an integral part of these financial statements.

                           METLIFE OF CT FUND BD IV
                            FOR VARIABLE ANNUITIES
                   STATEMENT OF OPERATIONS  --  (Continued)
                     For the year ended December 31, 2006

   Janus Aspen         Janus Aspen        Janus Aspen
Global Technology    Mid Cap Growth    Worldwide Growth   Lazard Retirement                            LMPIS Premier
    Subaccount         Subaccount         Subaccount          Small Cap          LMPIS Dividend     Selections All Cap
 (Service Shares)   (Service Shares)   (Service Shares)       Subaccount      Strategy Subaccount    Growth Subaccount
 ----------------   ----------------   ----------------       ----------      -------------------    -----------------

     $     --           $      --          $ 41,871           $      --             $ 26,888             $     --
     --------           ---------          --------           ---------             --------             --------
       12,453              92,324            34,603              52,547               20,969               22,155
        1,421               9,696             3,925               5,236                1,945                2,233
           --                  --                --                  --                   --                   --
     --------           ---------          --------           ---------             --------             --------
       13,874             102,020            38,528              57,783               22,914               24,388
     --------           ---------          --------           ---------             --------             --------
      (13,874)           (102,020)            3,343             (57,783)               3,974              (24,388)
     --------           ---------          --------           ---------             --------             --------
           --                  --                --             327,159                   --               47,580
      (84,276)            333,025            58,472             497,438               41,074               43,963
     --------           ---------          --------           ---------             --------             --------
      (84,276)            333,025            58,472             824,597               41,074               91,543
     --------           ---------          --------           ---------             --------             --------
      157,568             442,517           333,828            (295,358)             152,388               13,763
     --------           ---------          --------           ---------             --------             --------
     $ 59,418           $ 673,522          $395,643           $ 471,456             $197,436             $ 80,918
     ========           =========          ========           =========             ========             ========

  The accompanying notes are an integral part of these financial statements.

                           METLIFE OF CT FUND BD IV
                            FOR VARIABLE ANNUITIES
                   STATEMENT OF OPERATIONS  --  (Continued)
                     For the year ended December 31, 2006

                                     LMPVPV Small Cap                                                       LMPVPI Large
                                   Growth Opportunities      LMPVPI All Cap        LMPVPI Investors          Cap Growth
                                        Subaccount        Subaccount (Class I)   Subaccount (Class I)   Subaccount (Class I)
                                        ----------        --------------------   --------------------   --------------------

Investment Income:
 Dividends .....................         $     --              $  330,226             $  201,275              $     --
                                         --------              ----------             ----------              --------
Expenses:
 Insurance charges .............           47,302                 363,858                182,083                10,881
 Administrative fees ...........            4,407                  38,335                 19,369                 1,200
 Equity protection fees ........               --                      --                     --                    --
                                         --------              ----------             ----------              --------
   Total expenses...............           51,709                 402,193                201,452                12,081
                                         --------              ----------             ----------              --------
    Net investment income
     (loss) ....................          (51,709)                (71,967)                  (177)              (12,081)
                                         --------              ----------             ----------              --------
Realized Gain (Loss) and
 Unrealized Gain (Loss) on
 Investments:
   Realized gain distribution...          184,978                 895,000                287,645                    --
   Realized gain (loss) on sale
    of investments .............          144,921                 916,677                577,103                21,384
                                         --------              ----------             ----------              --------
    Realized gain (loss) .......          329,899               1,811,677                864,748                21,384
                                         --------              ----------             ----------              --------
   Change in unrealized gain
    (loss) on investments ......           32,596               2,133,637              1,076,051               (22,942)
                                         --------              ----------             ----------              --------
 Net increase (decrease) in net
   assets resulting from
   operations...................         $310,786              $3,873,347             $1,940,622              $(13,639)
                                         ========              ==========             ==========              ========

  The accompanying notes are an integral part of these financial statements.

                           METLIFE OF CT FUND BD IV
                            FOR VARIABLE ANNUITIES
                   STATEMENT OF OPERATIONS  --  (Continued)
                     For the year ended December 31, 2006

    LMPVPI Small       LMPVPII Aggressive      LMPVPII     LMPVPII Diversified    LMPVPII Equity     LMPVPII Equity
     Cap Growth         Growth Subaccount   Appreciation     Strategic Income    Index Subaccount   Index Subaccount
Subaccount (Class I)        (Class I)        Subaccount         Subaccount           (Class I)         (Class II)
--------------------        ---------        ----------         ----------           ---------         ----------

      $      --             $     --         $  296,442          $896,274          $ 13,085,634        $  320,968
      ---------             --------         ----------          --------          ------------        ----------
        115,119               17,188            398,135           222,528            10,976,033           332,434
         11,949                1,805             40,383            23,331             1,279,472            36,778
             --                   --                 --                --            13,641,919                --
      ---------             --------         ----------          --------          ------------        ----------
        127,068               18,993            438,518           245,859            25,897,424           369,212
      ---------             --------         ----------          --------          ------------        ----------
       (127,068)             (18,993)          (142,076)          650,415           (12,811,790)          (48,244)
      ---------             --------         ----------          --------          ------------        ----------
        370,085                   --            778,173                --            10,236,055           302,178
        258,949              125,469            587,845           (76,748)           16,775,374           372,546
      ---------             --------         ----------          --------          ------------        ----------
        629,034              125,469          1,366,018           (76,748)           27,011,429           674,724
      ---------             --------         ----------          --------          ------------        ----------
        292,926              (21,299)         2,089,056           (25,278)           81,527,003         2,472,632
      ---------             --------         ----------          --------          ------------        ----------
      $ 794,892             $ 85,177         $3,312,998          $548,389          $ 95,726,642        $3,099,112
      =========             ========         ==========          ========          ============        ==========

  The accompanying notes are an integral part of these financial statements.

                           METLIFE OF CT FUND BD IV
                            FOR VARIABLE ANNUITIES
                   STATEMENT OF OPERATIONS  --  (Continued)
                     For the year ended December 31, 2006

                                                                                  LMPVPII Growth    LMPVPIII      LMPVPIII
                                                                   LMPVPII          and Income     Adjustable    Aggressive
                                                              Fundamental Value     Subaccount     Rate Income     Growth
                                                                 Subaccount         (Class I)      Subaccount    Subaccount
                                                                 ----------         ---------      ----------    ----------

Investment Income:
 Dividends ................................................      $  686,517          $ 2,838        $172,334     $        --
                                                                 ----------          -------        --------     -----------
Expenses:
 Insurance charges ........................................         651,309           11,292          59,355       1,071,712
 Administrative fees ......................................          66,447            1,088           5,490         109,254
 Equity protection fees ...................................              --               --              --              --
                                                                 ----------          -------        --------     -----------
    Total expenses ........................................         717,756           12,380          64,845       1,180,966
                                                                 ----------          -------        --------     -----------
     Net investment income (loss) .........................         (31,239)          (9,542)        107,489      (1,180,966)
                                                                 ----------          -------        --------     -----------
Realized Gain (Loss) and Unrealized Gain (Loss) on
 Investments:
   Realized gain distribution..............................       1,742,675            4,857              --          75,353
   Realized gain (loss) on sale of investments.............         920,024           25,557          (3,106)      2,219,991
                                                                 ----------          -------        --------     -----------
    Realized gain (loss) ..................................       2,662,699           30,414          (3,106)      2,295,344
                                                                 ----------          -------        --------     -----------
   Change in unrealized gain (loss) on investments.........       3,519,703           52,758         (22,146)      3,807,430
                                                                 ----------          -------        --------     -----------
 Net increase (decrease) in net assets resulting from
   operations..............................................      $6,151,163          $73,630        $ 82,237     $ 4,921,808
                                                                 ==========          =======        ========     ===========

  The accompanying notes are an integral part of these financial statements.

                           METLIFE OF CT FUND BD IV
                            FOR VARIABLE ANNUITIES
                   STATEMENT OF OPERATIONS  --  (Continued)
                     For the year ended December 31, 2006

                   LMPVPIII
  LMPVPIII    International All       LMPVPIII           LMPVPIII        LMPVPIII       LMPVPIII
High Income       Cap Growth      Large Cap Growth   Large Cap Value   Mid Cap Core   Money Market
 Subaccount       Subaccount         Subaccount         Subaccount      Subaccount     Subaccount
 ----------       ----------         ----------         ----------      ----------     ----------

 $1,544,165       $  119,355         $   53,233         $  211,944      $   98,334     $1,361,651
 ----------       ----------         ----------         ----------      ----------     ----------
    309,341           77,420            496,162            242,322         269,423        432,340
     30,661            8,552             52,332             25,828          28,305         44,912
         --               --                 --                 --              --             --
 ----------       ----------         ----------         ----------      ----------     ----------
    340,002           85,972            548,494            268,150         297,728        477,252
 ----------       ----------         ----------         ----------      ----------     ----------
  1,204,163           33,383           (495,261)           (56,206)       (199,394)       884,399
 ----------       ----------         ----------         ----------      ----------     ----------
         --          121,988                 --            311,810       2,244,897             --
    (97,184)         285,952             60,992            176,253         616,561             --
 ----------       ----------         ----------         ----------      ----------     ----------
    (97,184)         407,940             60,992            488,063       2,861,458             --
 ----------       ----------         ----------         ----------      ----------     ----------
    674,216          782,613          1,295,539          2,202,086        (368,149)            --
 ----------       ----------         ----------         ----------      ----------     ----------
 $1,781,195       $1,223,936         $  861,270         $2,633,943      $2,293,915     $  884,399
 ==========       ==========         ==========         ==========      ==========     ==========

  The accompanying notes are an integral part of these financial statements.

                           METLIFE OF CT FUND BD IV
                            FOR VARIABLE ANNUITIES
                   STATEMENT OF OPERATIONS  --  (Continued)
                     For the year ended December 31, 2006

                                             LMPVPIV               LMPVPIV               LMPVPIV               LMPVPIV
                                       Multiple Discipline   Multiple Discipline   Multiple Discipline   Multiple Discipline
                                         Subaccount-All      Subaccount-Balanced    Subaccount-Global     Subaccount-Large
                                           Cap Growth          All Cap Growth        All Cap Growth          Cap Growth
                                            and Value             and Value             and Value             and Value
                                            ---------             ---------             ---------             ---------

Investment Income:
 Dividends .........................       $  204,764            $  432,841            $  107,312             $ 30,704
                                           ----------            ----------            ----------             --------
Expenses:
 Insurance charges .................          577,399               463,610               159,018               61,855
 Administrative fees ...............           51,458                41,631                14,209                5,892
 Equity protection fees ............               --                    --                    --                   --
                                           ----------            ----------            ----------             --------
    Total expenses .................          628,857               505,241               173,227               67,747
                                           ----------            ----------            ----------             --------
     Net investment income (loss) ..         (424,093)              (72,400)              (65,915)             (37,043)
                                           ----------            ----------            ----------             --------
Realized Gain (Loss) and Unrealized
 Gain (Loss) on Investments:
   Realized gain distribution.......        1,549,816               820,253               238,276              100,641
   Realized gain (loss) on sale of
    investments ....................        1,018,098               392,213               286,751               63,394
                                           ----------            ----------            ----------             --------
    Realized gain (loss) ...........        2,567,914             1,212,466               525,027              164,035
                                           ----------            ----------            ----------             --------
   Change in unrealized gain (loss)
    on investments .................        1,504,612             1,128,726               712,162              274,107
                                           ----------            ----------            ----------             --------
 Net increase (decrease) in net
   assets resulting from operations.       $3,648,433            $2,268,792            $1,171,274             $401,099
                                           ==========            ==========            ==========             ========

  The accompanying notes are an integral part of these financial statements.

                           METLIFE OF CT FUND BD IV
                            FOR VARIABLE ANNUITIES
                   STATEMENT OF OPERATIONS  --  (Continued)
                     For the year ended December 31, 2006


                         Lord Abbett                     MIST Batterymarch   MIST BlackRock   MIST BlackRock
     Lord Abbett        Mid-Cap Value                      Mid-Cap Stock       High Yield     Large-Cap Core
  Growth and Income       Subaccount    Managed Assets       Subaccount        Subaccount       Subaccount
Subaccount (Class VC)     (Class VC)      Subaccount         (Class A)          (Class A)        (Class A)
---------------------     ----------      ----------         ---------          ---------        ---------

      $  108,793          $   57,284        $ 2,652          $      --          $     --         $     --
      ----------          ----------        -------          ---------          --------         --------
         133,058             185,796            508             25,505            20,953           74,772
          12,216              17,455             58              2,745             2,286            7,776
              --                  --             --                 --                --               --
      ----------          ----------        -------          ---------          --------         --------
         145,274             203,251            566             28,250            23,239           82,548
      ----------          ----------        -------          ---------          --------         --------
         (36,481)           (145,967)         2,086            (28,250)          (23,239)         (82,548)
      ----------          ----------        -------          ---------          --------         --------
         291,531             892,549          3,597                 --                --               --
          70,006             234,843            864            (42,906)            6,048          (17,626)
      ----------          ----------        -------          ---------          --------         --------
         361,537           1,127,392          4,461            (42,906)            6,048          (17,626)
      ----------          ----------        -------          ---------          --------         --------
         833,622             141,472         (2,749)           (91,154)          136,098          526,091
      ----------          ----------        -------          ---------          --------         --------
      $1,158,678          $1,122,897        $ 3,798          $(162,310)         $118,907         $425,917
      ==========          ==========        =======          =========          ========         ========

  The accompanying notes are an integral part of these financial statements.

                           METLIFE OF CT FUND BD IV
                            FOR VARIABLE ANNUITIES
                   STATEMENT OF OPERATIONS  --  (Continued)
                     For the year ended December 31, 2006

                                                                                                            MIST Legg Mason
                                         MIST Dreman             MIST Harris         MIST Janus Capital    Partners Managed
                                       Small-Cap Value      Oakmark International       Appreciation       Assets Subaccount
                                     Subaccount (Class A)   Subaccount (Class A)    Subaccount (Class A)       (Class A)
                                     --------------------   --------------------    --------------------       ---------

Investment Income:
 Dividends .......................         $ 2,755                $     --                $     --              $    --
                                           -------                --------                --------              -------
Expenses:
 Insurance charges ...............           4,612                  75,997                  62,281                1,490
 Administrative fees .............             451                   7,710                   6,850                  169
 Equity protection fees ..........              --                      --                      --                   --
                                           -------                --------                --------              -------
   Total expenses.................           5,063                  83,707                  69,131                1,659
                                           -------                --------                --------              -------
    Net investment income (loss) .          (2,308)                (83,707)                (69,131)              (1,659)
                                           -------                --------                --------              -------
Realized Gain (Loss) and
 Unrealized Gain (Loss) on
 Investments:
   Realized gain distribution.....           1,591                      --                      --                   --
   Realized gain (loss) on sale of
    investments ..................           1,782                 (14,818)                (57,153)                 312
                                           -------                --------                --------              -------
    Realized gain (loss) .........           3,373                 (14,818)                (57,153)                 312
                                           -------                --------                --------              -------
   Change in unrealized gain
    (loss) on investments ........          58,883                 871,289                 230,196               13,252
                                           -------                --------                --------              -------
 Net increase (decrease) in net
   assets resulting from
   operations.....................         $59,948                $772,764                $103,912              $11,905
                                           =======                ========                ========              =======

  The accompanying notes are an integral part of these financial statements.

                           METLIFE OF CT FUND BD IV
                            FOR VARIABLE ANNUITIES
                   STATEMENT OF OPERATIONS  --  (Continued)
                     For the year ended December 31, 2006

MIST Lord Abbett    MIST Lord Abbett                                                   MIST Met/AIM
 Bond Debenture    Growth and Income     MIST Lord Abbett         MIST Met/AIM       Small Cap Growth   MIST MFS Value
   Subaccount          Subaccount          Mid-Cap Value      Capital Appreciation      Subaccount        Subaccount
    (Class A)          (Class B)       Subaccount (Class B)   Subaccount (Class A)       (Class A)         (Class A)
    ---------          ---------       --------------------   --------------------       ---------         ---------

    $     --           $       --             $    --               $   2,886             $    --          $ 71,844
    --------           ----------             -------               ---------             -------          --------
      29,268              169,068               3,089                  17,866               1,187            47,059
       3,264               16,793                 315                   1,699                 119             4,641
          --                   --                  --                      --                  --                --
    --------           ----------             -------               ---------             -------          --------
      32,532              185,861               3,404                  19,565               1,306            51,700
    --------           ----------             -------               ---------             -------          --------
     (32,532)            (185,861)             (3,404)                (16,679)             (1,306)           20,144
    --------           ----------             -------               ---------             -------          --------
          --                   --                  --                 200,974               1,762           241,663
       3,821                5,520               5,621                 (34,085)               (557)            7,583
    --------           ----------             -------               ---------             -------          --------
       3,821                5,520               5,621                 166,889               1,205           249,246
    --------           ----------             -------               ---------             -------          --------
     180,954            1,378,976              49,165                (198,571)              6,027           273,082
    --------           ----------             -------               ---------             -------          --------
    $152,243           $1,198,635             $51,382               $ (48,361)            $ 5,926          $542,472
    ========           ==========             =======               =========             =======          ========

  The accompanying notes are an integral part of these financial statements.

                           METLIFE OF CT FUND BD IV
                            FOR VARIABLE ANNUITIES
                   STATEMENT OF OPERATIONS  --  (Continued)
                     For the year ended December 31, 2006

                                      MIST Neuberger                                 MIST Pioneer           MIST Pioneer
                                    Berman Real Estate     MIST Pioneer Fund        Mid-Cap Value         Strategic Income
                                   Subaccount (Class A)   Subaccount (Class A)   Subaccount (Class A)   Subaccount (Class A)
                                   --------------------   --------------------   --------------------   --------------------

Investment Income:
 Dividends .....................        $       --              $    --                $   481                $296,169
                                        ----------              -------                -------                --------
Expenses:
 Insurance charges .............            69,425                5,823                  1,906                  57,348
 Administrative fees ...........             7,360                  560                    185                   5,884
 Equity protection fees ........                --                   --                     --                      --
                                        ----------              -------                -------                --------
   Total expenses...............            76,785                6,383                  2,091                  63,232
                                        ----------              -------                -------                --------
    Net investment income
     (loss) ....................           (76,785)              (6,383)                (1,610)                232,937
                                        ----------              -------                -------                --------
Realized Gain (Loss) and
 Unrealized Gain (Loss) on
 Investments:
   Realized gain distribution...                --                   --                  2,991                      --
   Realized gain (loss) on sale
    of investments .............            59,886                4,029                    (61)                  6,344
                                        ----------              -------                -------                --------
    Realized gain (loss) .......            59,886                4,029                  2,930                   6,344
                                        ----------              -------                -------                --------
   Change in unrealized gain
    (loss) on investments ......         1,453,636               39,852                 11,893                 (29,904)
                                        ----------              -------                -------                --------
 Net increase (decrease) in net
   assets resulting from
   operations...................        $1,436,737              $37,498                $13,213                $209,377
                                        ==========              =======                =======                ========

  The accompanying notes are an integral part of these financial statements.

                           METLIFE OF CT FUND BD IV
                            FOR VARIABLE ANNUITIES
                   STATEMENT OF OPERATIONS  --  (Continued)
                              December 31, 2006

                                              MSF BlackRock   MSF BlackRock
  MIST Third Avenue        MSF BlackRock       Bond Income     Bond Income        MSF BlackRock           MSF Capital
   Small Cap Value       Aggressive Growth      Subaccount      Subaccount        Money Market       Guardian U.S. Equity
Subaccount (Class B)   Subaccount (Class D)     (Class A)       (Class E)     Subaccount (Class A)   Subaccount (Class A)
--------------------   --------------------     ---------       ---------     --------------------   --------------------

      $     --               $      --           $     --       $      --           $587,292               $     --
      --------               ---------           --------       ---------           --------               --------
        30,554                  94,711             48,770         188,838            159,860                 34,482
         2,965                  10,160              5,480          19,621             18,094                  3,717
            --                      --                 --              --                 --                     --
      --------               ---------           --------       ---------           --------               --------
        33,519                 104,871             54,250         208,459            177,954                 38,199
      --------               ---------           --------       ---------           --------               --------
       (33,519)               (104,871)           (54,250)       (208,459)           409,338                (38,199)
      --------               ---------           --------       ---------           --------               --------
            --                      --                 --              --                 --                     --
         1,591                (120,587)            14,744          85,966                 --                 (2,365)
      --------               ---------           --------       ---------           --------               --------
         1,591                (120,587)            14,744          85,966                 --                 (2,365)
      --------               ---------           --------       ---------           --------               --------
       182,997                (122,638)           248,546         843,482                 --                138,135
      --------               ---------           --------       ---------           --------               --------
      $151,069               $(348,096)          $209,040       $ 720,989           $409,338               $ 97,571
      ========               =========           ========       =========           ========               ========

  The accompanying notes are an integral part of these financial statements.

                           METLIFE OF CT FUND BD IV
                            FOR VARIABLE ANNUITIES
                   STATEMENT OF OPERATIONS  --  (Continued)
                              December 31, 2006

                                                                                                            MSF MetLife
                                                             MSF FI Value           MSF MetLife            Conservative
                                     MSF FI Large Cap     Leaders Subaccount   Aggressive Allocation   Allocation Subaccount
                                   Subaccount (Class A)       (Class D)        Subaccount (Class B)          (Class B)
                                   --------------------       ---------        --------------------          ---------

Investment Income:
 Dividends .....................        $      --             $      --               $    --                 $    --
                                        ---------             ---------               -------                 -------
Expenses:
 Insurance charges .............          221,495               229,089                 7,280                   8,226
 Administrative fees ...........           23,893                24,343                   794                     838
 Equity protection fees ........               --                    --                    --                      --
                                        ---------             ---------               -------                 -------
    Total expenses .............          245,388               253,432                 8,074                   9,064
                                        ---------             ---------               -------                 -------
     Net investment income
       (loss)...................         (245,388)             (253,432)               (8,074)                 (9,064)
                                        ---------             ---------               -------                 -------
Realized Gain (Loss) and
 Unrealized Gain (Loss) on
 Investments:
   Realized gain distribution...               --                    --                    --                      --
   Realized gain (loss) on sale
    of investments .............         (176,177)              (52,467)               (4,423)                  1,467
                                        ---------             ---------               -------                 -------
    Realized gain (loss) .......         (176,177)              (52,467)               (4,423)                  1,467
                                        ---------             ---------               -------                 -------
   Change in unrealized gain
    (loss) on investments ......          572,340               862,056                65,285                  45,053
                                        ---------             ---------               -------                 -------
 Net increase (decrease) in net
   assets resulting from
   operations...................        $ 150,775             $ 556,157               $52,788                 $37,456
                                        =========             =========               =======                 =======

  The accompanying notes are an integral part of these financial statements.

                           METLIFE OF CT FUND BD IV
                            FOR VARIABLE ANNUITIES
                   STATEMENT OF OPERATIONS  --  (Continued)
                              December 31, 2006

     MSF MetLife                                   MSF MetLife
   Conservative to          MSF MetLife            Moderate to         MSF MFS(R) Total
 Moderate Allocation    Moderate Allocation   Aggressive Allocation   Return Subaccount
Subaccount (Class B)   Subaccount (Class B)    Subaccount (Class B)       (Class F)
--------------------   --------------------    --------------------       ---------

      $     --               $     --                $     --             $       --
      --------               --------                --------             ----------
        15,430                 36,688                  36,975                795,904
         1,515                  3,505                   3,435                 81,397
            --                     --                      --                     --
      --------               --------                --------             ----------
        16,945                 40,193                  40,410                877,301
      --------               --------                --------             ----------
       (16,945)               (40,193)                (40,410)              (877,301)
      --------               --------                --------             ----------
            --                     --                      --                     --
          (193)               (14,804)                (14,306)               119,305
      --------               --------                --------             ----------
          (193)               (14,804)                (14,306)               119,305
      --------               --------                --------             ----------
        86,907                247,637                 300,738              6,096,664
      --------               --------                --------             ----------
      $ 69,769               $192,640                $246,022             $5,338,668
      ========               ========                ========             ==========

 MSF Morgan Stanley       MSF Oppenheimer
     EAFE Index            Global Equity
Subaccount (Class A)   Subaccount (Class B)
--------------------   --------------------

       $   --                $     --
       ------                --------
          327                  61,404
           36                   6,431
           --                      --
       ------                --------
          363                  67,835
       ------                --------
         (363)                (67,835)
       ------                --------
           --                      --
           27                 (32,707)
       ------                --------
           27                 (32,707)
       ------                --------
        8,326                 476,893
       ------                --------
       $7,990                $376,351
       ======                ========

  The accompanying notes are an integral part of these financial statements.

                           METLIFE OF CT FUND BD IV
                            FOR VARIABLE ANNUITIES
                   STATEMENT OF OPERATIONS  --  (Continued)
                              December 31, 2006


                                                                   MSF Western Asset      MSF Western Asset
                                            MSF T. Rowe Price       Management High        Management U.S.
                                             Large Cap Growth          Yield Bond             Government        Money Market
                                           Subaccount (Class B)   Subaccount (Class A)   Subaccount (Class A)    Subaccount
                                           --------------------   --------------------   --------------------    ----------

Investment Income:
 Dividends .............................        $       --              $    --                 $   --            $181,576
                                                ----------              -------                 ------            --------
Expenses:
 Insurance charges .....................           200,222                1,988                    724              56,369
 Administrative fees ...................            21,632                  224                     89               6,386
 Equity protection fees ................                --                   --                     --                  --
                                                ----------              -------                 ------            --------
    Total expenses .....................           221,854                2,212                    813              62,755
                                                ----------              -------                 ------            --------
     Net investment income (loss) ......          (221,854)              (2,212)                  (813)            118,821
                                                ----------              -------                 ------            --------
Realized Gain (Loss) and Unrealized
 Gain (Loss) on Investments:
   Realized gain distribution...........                --                   --                     --                  --
   Realized gain (loss) on sale of
    investments ........................            (4,855)              (1,681)                 1,644                  --
                                                ----------              -------                 ------            --------
     Realized gain (loss) ..............            (4,855)              (1,681)                 1,644                  --
                                                ----------              -------                 ------            --------
   Change in unrealized gain (loss) on
    investments ........................         1,655,147               10,815                  2,332                  --
                                                ----------              -------                 ------            --------
 Net increase (decrease) in net assets
   resulting from operations............        $1,428,438              $ 6,922                 $3,163            $118,821
                                                ==========              =======                 ======            ========

  The accompanying notes are an integral part of these financial statements.

                           METLIFE OF CT FUND BD IV
                            FOR VARIABLE ANNUITIES
                   STATEMENT OF OPERATIONS  --  (Continued)
                              December 31, 2006

                                                                      Putnam VT     Putnam VT
Oppenheimer Main          PIMCO VIT                PIMCO VIT          Discovery   International       Putnam VT
    Street/VA            Real Return             Total Return          Growth         Equity          Small Cap
   Subaccount            Subaccount               Subaccount         Subaccount     Subaccount    Value Subaccount
(Service Shares)   (Administrative Class)   (Administrative Class)   (Class IB)     (Class IB)       (Class IB)
----------------   ----------------------   ----------------------   ----------     ----------       ----------

     $   985              $ 302,926               $2,212,583           $    --      $   31,394       $   39,440
     -------              ---------               ----------           -------      ----------       ----------
         431                112,385                  743,674             5,206          75,295          173,501
          49                 10,712                   75,171               560           8,116           18,232
          --                     --                       --                --              --               --
     -------              ---------               ----------           -------      ----------       ----------
         480                123,097                  818,845             5,766          83,411          191,733
     -------              ---------               ----------           -------      ----------       ----------
         505                179,829                1,393,738            (5,766)        (52,017)        (152,293)
     -------              ---------               ----------           -------      ----------       ----------
          --                185,662                  268,385                --              --        1,207,672
       8,469                (20,928)                 (64,702)            4,245         295,104          596,738
     -------              ---------               ----------           -------      ----------       ----------
       8,469                164,734                  203,683             4,245         295,104        1,804,410
     -------              ---------               ----------           -------      ----------       ----------
      (3,348)              (417,508)                (535,923)           33,910         975,627          120,357
     -------              ---------               ----------           -------      ----------       ----------
     $ 5,626              $ (72,945)              $1,061,498           $32,389      $1,218,714       $1,772,474
     =======              =========               ==========           =======      ==========       ==========

  The accompanying notes are an integral part of these financial statements.

                           METLIFE OF CT FUND BD IV
                            FOR VARIABLE ANNUITIES
                   STATEMENT OF OPERATIONS  --  (Continued)
                     For the year ended December 31, 2006


                                 Travelers AIM                               Travelers Disciplined
                              Capital Appreciation   Travelers Convertible       Mid Cap Stock       Travelers Equity
                                   Subaccount        Securities Subaccount        Subaccount         Income Subaccount
                                   ----------        ---------------------        ----------         -----------------

Investment Income:
 Dividends ................        $      --               $ 28,294               $   17,148            $   339,504
                                   ---------               --------               ----------            -----------
Expenses:
 Insurance charges ........           10,107                 14,883                   14,271                116,028
 Administrative fees ......              996                  1,662                    1,534                 12,364
 Equity protection fees ...               --                     --                       --                     --
                                   ---------               --------               ----------            -----------
   Total expenses .........           11,103                 16,545                   15,805                128,392
                                   ---------               --------               ----------            -----------
    Net investment income
     (loss) ...............          (11,103)                11,749                    1,343                211,112
                                   ---------               --------               ----------            -----------
Realized Gain (Loss) and
 Unrealized Gain (Loss) on
 Investments:
   Realized gain
    distribution ..........           11,184                 44,321                  511,591              2,592,403
   Realized gain (loss) on
    sale of investments ...          472,024                252,711                  528,951              1,884,233
                                   ---------               --------               ----------            -----------
    Realized gain (loss) ..          483,208                297,032                1,040,542              4,476,636
                                   ---------               --------               ----------            -----------
   Change in unrealized
    gain (loss) on
    investments ...........         (344,424)               (88,174)                (763,118)            (3,422,383)
                                   ---------               --------               ----------            -----------
 Net increase (decrease)
   in net assets resulting
   from operations ........        $ 127,681               $220,607               $  278,767            $ 1,265,365
                                   =========               ========               ==========            ===========

  The accompanying notes are an integral part of these financial statements.

                           METLIFE OF CT FUND BD IV
                            FOR VARIABLE ANNUITIES
                   STATEMENT OF OPERATIONS  --  (Continued)
                     For the year ended December 31, 2006

                                                                   Travelers Managed    Travelers Managed
Travelers Federated                                               Allocation Series:   Allocation Series:    Travelers Managed
     High Yield       Travelers Federated   Travelers Large Cap       Aggressive          Conservative       Allocation Series:
     Subaccount         Stock Subaccount         Subaccount           Subaccount           Subaccount       Moderate Subaccount
     ----------         ----------------         ----------           ----------           ----------       -------------------

     $ 186,343             $  15,030             $  39,394             $ 12,380             $ 23,526             $  76,834
     ---------             ---------             ---------             --------             --------             ---------
        10,665                 4,288                40,125                1,870                3,714                12,198
         1,164                   468                 4,340                  201                  358                 1,187
            --                    --                    --                   --                   --                    --
     ---------             ---------             ---------             --------             --------             ---------
        11,829                 4,756                44,465                2,071                4,072                13,385
     ---------             ---------             ---------             --------             --------             ---------
       174,514                10,274                (5,071)              10,309               19,454                63,449
     ---------             ---------             ---------             --------             --------             ---------
            --               124,402               482,092              101,942               14,107               207,809
        (1,756)               92,652              (660,646)             (86,489)             (21,773)             (174,905)
     ---------             ---------             ---------             --------             --------             ---------
        (1,756)              217,054              (178,554)              15,453               (7,666)               32,904
     ---------             ---------             ---------             --------             --------             ---------
      (111,546)             (191,937)              460,338               (3,838)              (9,905)              (28,188)
     ---------             ---------             ---------             --------             --------             ---------
     $  61,212             $  35,391             $ 276,713             $ 21,924             $  1,883             $  68,165
     =========             =========             =========             ========             ========             =========

  The accompanying notes are an integral part of these financial statements.

                           METLIFE OF CT FUND BD IV
                            FOR VARIABLE ANNUITIES
                   STATEMENT OF OPERATIONS  --  (Continued)
                     For the year ended December 31, 2006

                                                                  Travelers Managed
                                            Travelers Managed    Allocation Series:
                                            Allocation Series:        Moderate-                           Travelers Mercury
                                           Moderate-Aggressive      Conservative      Travelers Managed     Large Cap Core
                                                Subaccount           Subaccount       Income Subaccount       Subaccount
                                                ----------           ----------       -----------------       ----------

Investment Income:
 Dividends .............................        $  57,421             $ 46,312           $   419,710          $  17,249
                                                ---------             --------           -----------          ---------
Expenses:
 Insurance charges .....................           13,864                6,637                94,476             36,614
 Administrative fees ...................            1,260                  642                 9,788              3,825
 Equity protection fees ................               --                   --                    --                 --
                                                ---------             --------           -----------          ---------
   Total expenses.......................           15,124                7,279               104,264             40,439
                                                ---------             --------           -----------          ---------
    Net investment income (loss) .......           42,297               39,033               315,446            (23,190)
                                                ---------             --------           -----------          ---------
Realized Gain (Loss) and Unrealized
 Gain (Loss) on Investments:
   Realized gain distribution...........          247,870               82,556                    --            251,871
   Realized gain (loss) on sale of
    investments.........................         (130,364)             (74,588)           (1,931,377)          (561,116)
                                                ---------             --------           -----------          ---------
    Realized gain (loss) ...............          117,506                7,968            (1,931,377)          (309,245)
                                                ---------             --------           -----------          ---------
   Change in unrealized gain (loss) on
    investments.........................          (55,275)             (25,024)            1,426,335            797,397
                                                ---------             --------           -----------          ---------
 Net increase (decrease) in net assets
   resulting from operations............        $ 104,528             $ 21,977           $  (189,596)         $ 464,962
                                                =========             ========           ===========          =========

  The accompanying notes are an integral part of these financial statements.

                           METLIFE OF CT FUND BD IV
                            FOR VARIABLE ANNUITIES
                   STATEMENT OF OPERATIONS  --  (Continued)
                     For the year ended December 31, 2006


Travelers MFS(R) Mid                                                Travelers Mondrian
     Cap Growth        Travelers MFS(R) Total   Travelers MFS(R)   International Stock   Travelers Pioneer   Travelers Pioneer Mid
     Subaccount           Return Subaccount     Value Subaccount        Subaccount        Fund Subaccount     Cap Value Subaccount
     ----------           -----------------     ----------------        ----------        ---------------     --------------------

      $     --               $1,017,162             $     --           $   261,829            $  5,874               $    2
      --------               ----------             --------           -----------            --------               ------
        51,999                  367,323               16,249                33,502               2,998                  661
         5,605                   37,524                1,570                 3,327                 288                   62
            --                       --                   --                    --                  --                   --
      --------               ----------             --------           -----------            --------               ------
        57,604                  404,847               17,819                36,829               3,286                  723
      --------               ----------             --------           -----------            --------               ------
       (57,604)                 612,315              (17,819)              225,000               2,588                 (721)
      --------               ----------             --------           -----------            --------               ------
       623,706                1,104,044               19,578               294,349                  --                   --
        62,295                1,241,302              271,555             1,604,127             117,077                8,077
      --------               ----------             --------           -----------            --------               ------
       686,001                2,345,346              291,133             1,898,476             117,077                8,077
      --------               ----------             --------           -----------            --------               ------
        26,779                 (486,174)             (26,496)           (1,161,075)            (83,907)                (798)
      --------               ----------             --------           -----------            --------               ------
      $655,176               $2,471,487             $246,818           $   962,401            $ 35,758               $6,558
      ========               ==========             ========           ===========            ========               ======

  The accompanying notes are an integral part of these financial statements.

                           METLIFE OF CT FUND BD IV
                            FOR VARIABLE ANNUITIES
                   STATEMENT OF OPERATIONS  --  (Continued)
                     For the year ended December 31, 2006


                                    Travelers Pioneer                                             Travelers Style Focus
                                     Strategic Income   Travelers Quality   Travelers Strategic     Series: Small Cap
                                        Subaccount       Bond Subaccount     Equity Subaccount      Growth Subaccount
                                        ----------       ---------------     -----------------      -----------------

Investment Income:
 Dividends.......................        $     --           $ 339,426           $    65,285               $    5
                                         --------           ---------           -----------               ------
Expenses:
 Insurance charges ..............          24,351              24,626                80,905                  230
 Administrative fees ............           2,484               2,766                 8,722                   21
 Equity protection fees .........              --                  --                    --                   --
                                         --------           ---------           -----------               ------
   Total expenses................          26,835              27,392                89,627                  251
                                         --------           ---------           -----------               ------
    Net investment income (loss).         (26,835)            312,034               (24,342)                (246)
                                         --------           ---------           -----------               ------
Realized Gain (Loss) and
 Unrealized Gain (Loss) on
 Investments:
   Realized gain distribution....              --                  --               715,791                1,902
   Realized gain (loss) on sale
    of investments...............         (53,116)           (456,778)           (6,614,837)               4,114
                                         --------           ---------           -----------               ------
    Realized gain (loss).........         (53,116)           (456,778)           (5,899,046)               6,016
                                         --------           ---------           -----------               ------
   Change in unrealized gain
    (loss) on investments........         134,362              94,631             6,691,796                 (616)
                                         --------           ---------           -----------               ------
 Net increase (decrease) in net
   assets resulting from
   operations....................        $ 54,411           $ (50,113)          $   768,408               $5,154
                                         ========           =========           ===========               ======

  The accompanying notes are an integral part of these financial statements.

                           METLIFE OF CT FUND BD IV
                            FOR VARIABLE ANNUITIES
                   STATEMENT OF OPERATIONS  --  (Continued)
                     For the year ended December 31, 2006

                           Travelers                           Van Kampen      Van Kampen
Travelers Style Focus   U.S. Government     Travelers Van     LIT Comstock   LIT Enterprise      Van Kampen LIT
  Series: Small Cap        Securities     Kampen Enterprise    Subaccount      Subaccount       Strategic Growth
   Value Subaccount        Subaccount         Subaccount       (Class II)      (Class II)     Subaccount (Class I)
   ----------------        ----------         ----------       ----------      ----------     --------------------

       $     8              $ 4,676          $     1,242        $ 56,836         $   862           $        --
       -------              -------          -----------        --------         -------           -----------
           422                  313               17,371          59,586           5,774               212,310
            42                   33                1,879           6,161             588                22,798
            --                   --                   --              --              --                    --
       -------              -------          -----------        --------         -------           -----------
           464                  346               19,250          65,747           6,362               235,108
       -------              -------          -----------        --------         -------           -----------
          (456)               4,330              (18,008)         (8,911)         (5,500)             (235,108)
       -------              -------          -----------        --------         -------           -----------
           338                1,138              101,272         264,251              --                    --
        12,067               (7,575)          (2,185,530)        156,581          18,835            (1,321,131)
       -------              -------          -----------        --------         -------           -----------
        12,405               (6,437)          (2,084,258)        420,832          18,835            (1,321,131)
       -------              -------          -----------        --------         -------           -----------
        (1,523)                (580)           2,248,344         115,557          (4,116)            1,718,636
       -------              -------          -----------        --------         -------           -----------
       $10,426              $(2,687)         $   146,078        $527,478         $ 9,219           $   162,397
       =======              =======          ===========        ========         =======           ===========

  The accompanying notes are an integral part of these financial statements.

                           METLIFE OF CT FUND BD IV
                            FOR VARIABLE ANNUITIES
                   STATEMENT OF OPERATIONS  --  (Concluded)
                     For the year ended December 31, 2006

                                                                                   VIP Dynamic Capital
                                           VIP Contrafund(R)   VIP Contrafund(R)       Appreciation         VIP Mid Cap
                                               Subaccount          Subaccount           Subaccount           Subaccount
                                           (Service Class 2)    (Service Class)     (Service Class 2)    (Service Class 2)
                                           -----------------    ---------------     -----------------    -----------------

Investment Income:
 Dividends .............................       $   80,626          $  314,878            $   675             $   32,400
                                               ----------          ----------            -------             ----------
Expenses:
 Insurance charges .....................          113,597             412,592              3,921                277,255
 Administrative fees ...................           12,330              42,334                431                 27,752
 Equity protection fees ................               --                  --                 --                     --
                                               ----------          ----------            -------             ----------
   Total expenses.......................          125,927             454,926              4,352                305,007
                                               ----------          ----------            -------             ----------
    Net investment income (loss) .......          (45,301)           (140,048)            (3,677)              (272,607)
                                               ----------          ----------            -------             ----------
Realized Gain (Loss) and Unrealized
 Gain (Loss) on Investments:
   Realized gain distribution...........          663,543           2,353,500              7,980              2,160,356
   Realized gain (loss) on sale of
    investments.........................          435,748             741,191              8,629                782,837
                                               ----------          ----------            -------             ----------
    Realized gain (loss) ...............        1,099,291           3,094,691             16,609              2,943,193
                                               ----------          ----------            -------             ----------
   Change in unrealized gain (loss) on
    investments.........................         (298,571)           (295,013)            21,266               (863,507)
                                               ----------          ----------            -------             ----------
 Net increase (decrease) in net assets
   resulting from operations............       $  755,419          $2,659,630            $34,198             $1,807,079
                                               ==========          ==========            =======             ==========

  The accompanying notes are an integral part of these financial statements.

                     [This Page Intentionally Left Blank]

                           METLIFE OF CT FUND BD IV
                            FOR VARIABLE ANNUITIES
                     STATEMENTS OF CHANGES IN NET ASSETS
                For the years ended December 31, 2006 and 2005

                                                                                                       AllianceBernstein
                                                     AIM V.I. Core           AIM V.I. Premier                Growth
                                                   Equity Subaccount        Equity Subaccount        and Income Subaccount
                                                      (Series I)                (Series I)                 (Class B)
                                                 ---------------------   ------------------------   ------------------------
                                                    2006        2005        2006          2005         2006          2005
                                                    ----        ----        ----          ----         ----          ----

Operations:
 Net investment income (loss) ................   $  (10,411)  $     --   $    12,682   $  (15,151)  $   (16,156)  $   (9,576)
 Realized gain (loss) ........................       (8,022)        --       228,038        2,656       703,971       45,779
 Change in unrealized gain (loss) on
   investments................................      177,894         --      (129,669)      96,543      (557,623)      49,061
                                                 ----------   --------   -----------   ----------   -----------   ----------
   Net increase (decrease) in net assets
    resulting from operations ................      159,461         --       111,051       84,048       130,192       85,264
                                                 ----------   --------   -----------   ----------   -----------   ----------
Unit Transactions:
 Participant purchase payments ...............        9,203         --         7,327       11,238        55,131      369,183
 Participant transfers from other funding
   options....................................    2,326,372         --           184       17,849        74,085      387,939
 Growth rate intra-fund transfers in .........           --         --            --           --            --           --
 Administrative charges ......................         (651)        --            (2)        (749)           --         (712)
 Contract surrenders .........................      (54,075)        --       (14,662)     (74,197)      (43,508)    (125,297)
 Participant transfers to other funding
   options....................................     (167,470)        --    (2,306,274)    (113,729)   (3,155,414)    (136,516)
 Growth rate intra-fund transfers out ........           --         --            --           --            --           --
 Other receipts/(payments) ...................       (9,712)        --            --      (19,100)           --           --
                                                 ----------   --------   -----------   ----------   -----------   ----------
   Net increase (decrease) in net assets
    resulting from unit transactions .........    2,103,667         --    (2,313,427)    (178,688)   (3,069,706)     494,597
                                                 ----------   --------   -----------   ----------   -----------   ----------
   Net increase (decrease) in net assets......    2,263,128         --    (2,202,376)     (94,640)   (2,939,514)     579,861
Net Assets:
   Beginning of year..........................           --         --     2,202,376    2,297,016     2,939,514    2,359,653
                                                 ----------   --------   -----------   ----------   -----------   ----------
   End of year................................   $2,263,128   $     --   $        --   $2,202,376   $        --   $2,939,514
                                                 ==========   ========   ===========   ==========   ===========   ==========

  The accompanying notes are an integral part of these financial statements.

                           METLIFE OF CT FUND BD IV
                            FOR VARIABLE ANNUITIES
             STATEMENTS OF CHANGES IN NET ASSETS  --  (Continued)
                For the years ended December 31, 2006 and 2005

     AllianceBernstein             American Funds               American Funds                American Funds
     Large-Cap Growth              Global Growth              Growth Subaccount               Growth-Income
   Subaccount (Class B)         Subaccount (Class 2)              (Class 2)                Subaccount (Class 2)
--------------------------   -------------------------   ---------------------------   ---------------------------
    2006           2005          2006          2005          2006           2005           2006           2005
    ----           ----          ----          ----          ----           ----           ----           ----

$   (116,957)  $  (356,286)  $  (537,377)  $  (542,115)  $ (1,206,246)  $ (1,109,150)  $   (161,422)  $   (361,393)
  (6,746,212)   (2,375,278)    1,006,190       249,255      2,166,363         31,072      5,040,742      1,193,076
   6,758,812     5,471,276    11,120,473     7,064,419     10,417,186     18,124,996     11,713,035      4,259,932
------------   -----------   -----------   -----------   ------------   ------------   ------------   ------------
    (104,357)    2,739,712    11,589,286     6,771,559     11,377,303     17,046,918     16,592,355      5,091,615
------------   -----------   -----------   -----------   ------------   ------------   ------------   ------------
       6,688       165,746       409,673     1,929,479      1,499,421      6,254,465        921,532      5,855,971
     200,780       272,392     6,722,454     5,173,138      8,565,694     11,765,874      7,354,412     10,494,168
          --            --            --        20,816             --         44,313             --         20,092
         (81)      (10,907)      (10,894)       (9,885)       (25,403)       (24,418)       (26,003)       (25,600)
    (515,285)   (1,580,518)   (2,774,339)   (2,896,283)    (6,000,146)    (5,173,377)    (5,424,955)    (4,618,751)
 (23,192,825)   (2,682,431)   (2,782,618)   (1,598,946)    (6,545,963)    (4,350,977)    (5,482,565)    (3,878,449)
          --            --            --       (20,817)            --        (44,314)            --        (20,093)
    (165,071)     (401,413)     (401,035)     (572,633)    (1,118,190)      (867,152)    (1,738,105)    (1,167,054)
------------   -----------   -----------   -----------   ------------   ------------   ------------   ------------
 (23,665,794)   (4,237,131)    1,163,241     2,024,869     (3,624,587)     7,604,414     (4,395,684)     6,660,284
------------   -----------   -----------   -----------   ------------   ------------   ------------   ------------
 (23,770,151)   (1,497,419)   12,752,527     8,796,428      7,752,716     24,651,332     12,196,671     11,751,899
  23,770,151    25,267,570    62,277,572    53,481,144    137,246,642    112,595,310    127,886,191    116,134,292
------------   -----------   -----------   -----------   ------------   ------------   ------------   ------------
$         --   $23,770,151   $75,030,099   $62,277,572   $144,999,358   $137,246,642   $140,082,862   $127,886,191
============   ===========   ===========   ===========   ============   ============   ============   ============

  The accompanying notes are an integral part of these financial statements.

                           METLIFE OF CT FUND BD IV
                            FOR VARIABLE ANNUITIES
             STATEMENTS OF CHANGES IN NET ASSETS  --  (Continued)
                For the years ended December 31, 2006 and 2005

                                                                           Credit Suisse Trust         Delaware VIP REIT
                                                Capital Appreciation        Emerging Markets              Subaccount
                                                     Subaccount                Subaccount              (Standard Class)
                                              ------------------------   -----------------------   -------------------------
                                                 2006          2005         2006         2005         2006          2005
                                                 ----          ----         ----         ----         ----          ----

Operations:
 Net investment income (loss) .............   $   (40,967)  $ (112,149)  $  (12,035)  $   (6,892)  $    89,346   $    13,778
 Realized gain (loss) .....................       549,183      (15,540)     124,232       70,085     1,600,939       550,704
 Change in unrealized gain (loss) on
   investments.............................      (603,468)   1,297,054      223,544      150,078    (1,237,633)     (323,761)
                                              -----------   ----------   ----------   ----------   -----------   -----------
   Net increase (decrease) in net assets
    resulting from operations .............       (95,252)   1,169,365      335,741      213,271       452,652       240,721
                                              -----------   ----------   ----------   ----------   -----------   -----------
Unit Transactions:
 Participant purchase payments ............        13,068      186,123          504        2,929        26,898       281,233
 Participant transfers from other funding
   options.................................       419,574      782,286      244,566      190,763       409,123     1,409,158
 Growth rate intra-fund transfers in ......            --           --           --           --            --            --
 Administrative charges ...................           (67)      (4,679)        (431)        (371)          (25)       (2,344)
 Contract surrenders ......................      (195,033)    (786,848)     (37,220)     (44,004)     (136,586)     (360,642)
 Participant transfers to other funding
   options.................................    (8,352,363)    (312,836)    (230,163)    (192,501)   (6,503,593)   (1,020,762)
 Growth rate intra-fund transfers out .....            --           --           --           --            --            --
 Other receipts/(payments) ................       (76,687)     (33,008)          --           --            --       (19,336)
                                              -----------   ----------   ----------   ----------   -----------   -----------
   Net increase (decrease) in net assets
    resulting from unit transactions ......    (8,191,508)    (168,962)     (22,744)     (43,184)   (6,204,183)      287,307
                                              -----------   ----------   ----------   ----------   -----------   -----------
   Net increase (decrease) in net assets...    (8,286,760)   1,000,403      312,997      170,087    (5,751,531)      528,028
Net Assets:
   Beginning of year.......................     8,286,760    7,286,357    1,077,471      907,384     5,751,531     5,223,503
                                              -----------   ----------   ----------   ----------   -----------   -----------
   End of year.............................   $        --   $8,286,760   $1,390,468   $1,077,471   $        --   $ 5,751,531
                                              ===========   ==========   ==========   ==========   ===========   ===========

  The accompanying notes are an integral part of these financial statements.

                           METLIFE OF CT FUND BD IV
                            FOR VARIABLE ANNUITIES
             STATEMENTS OF CHANGES IN NET ASSETS  --  (Continued)
                For the years ended December 31, 2006 and 2005

      Dreyfus VIF               Dreyfus VIF
      Appreciation           Developing Leaders
  Subaccount (Initial       Subaccount (Initial       DWS VIT Small Cap Index
        Shares)                   Shares)              Subaccount (Class A)
-----------------------   -----------------------   --------------------------
   2006         2005         2006         2005          2006      200520062005
   ----         ----         ----         ----          ----      ------------

$      603   $  (26,267)  $  (50,527)  $  (77,517)  $   (51,467)   $   (61,967)
    52,335       48,988      453,364       73,055       781,948        541,227
   148,018       24,492     (311,631)     202,432       207,724       (294,229)
----------   ----------   ----------   ----------   -----------    -----------
   200,956       47,213       91,206      197,970       938,205        185,031
----------   ----------   ----------   ----------   -----------    -----------
    14,660        3,499       12,644       36,313            --             --
    23,825       82,352       65,912       56,199       217,857        447,237
        --           --           --           --            --             --
      (728)        (783)      (2,111)      (2,640)       (1,107)        (1,189)
   (74,305)    (124,717)    (481,071)    (452,942)   (1,697,021)    (1,160,876)
  (236,691)    (195,438)    (389,766)    (338,485)      (19,889)      (203,424)
        --           --           --           --            --             --
        --      (77,868)     (20,305)     (37,991)      (28,837)        (5,555)
----------   ----------   ----------   ----------   -----------    -----------
  (273,239)    (312,955)    (814,697)    (739,546)   (1,528,997)      (923,807)
----------   ----------   ----------   ----------   -----------    -----------
   (72,283)    (265,742)    (723,491)    (541,576)     (590,792)      (738,776)
 1,563,897    1,829,639    4,972,708    5,514,284     6,646,403      7,385,179
----------   ----------   ----------   ----------   -----------    -----------
$1,491,614   $1,563,897   $4,249,217   $4,972,708   $ 6,055,611    $ 6,646,403
==========   ==========   ==========   ==========   ===========    ===========

  The accompanying notes are an integral part of these financial statements.

                           METLIFE OF CT FUND BD IV
                            FOR VARIABLE ANNUITIES
             STATEMENTS OF CHANGES IN NET ASSETS  --  (Continued)
                For the years ended December 31, 2006 and 2005


                                                                               FAMVS Mercury
                                                                             Global Allocation
                                                                                    V.I.             FAMVS Mercury Value
                                                                             Subaccount (Class        Opportunities V.I.
                                                                                    III)            Subaccount (Class III)
                                                                            --------------------   ------------------------
                                                                              2006        2005        2006          2005
                                                                              ----        ----        ----          ----

Operations:
 Net investment income (loss) ...........................................   $  (3,901)  $  6,966   $    (9,381)  $   (6,384)
 Realized gain (loss) ...................................................     101,901      3,233      (248,658)     454,311
 Change in unrealized gain (loss) on investments ........................     (39,481)    27,982       429,760     (353,829)
                                                                            ---------   --------   -----------   ----------
   Net increase (decrease) in net assets resulting from operations.......      58,519     38,181       171,721       94,098
                                                                            ---------   --------   -----------   ----------
Unit Transactions:
Participant purchase payments ...........................................          --    108,138        71,202      166,900
 Participant transfers from other funding options .......................     314,862    335,563       520,153      660,822
 Growth rate intra-fund transfers in ....................................          --         --            --           --
 Administrative charges .................................................          (2)      (187)           (7)        (217)
 Contract surrenders ....................................................      (4,895)   (27,852)      (21,792)     (67,122)
 Participant transfers to other funding options .........................    (991,861)   (26,131)   (1,957,296)     (81,773)
 Growth rate intra-fund transfers out ...................................          --         --            --           --
 Other receipts/(payments) ..............................................          (8)        --            --           --
                                                                            ---------   --------   -----------   ----------
   Net increase (decrease) in net assets resulting from unit transactions    (681,904)   389,531    (1,387,740)     678,610
                                                                            ---------   --------   -----------   ----------
   Net increase (decrease) in net assets.................................    (623,385)   427,712    (1,216,019)     772,708
Net Assets:
   Beginning of year.....................................................     623,385    195,673     1,216,019      443,311
                                                                            ---------   --------   -----------   ----------
   End of year...........................................................   $      --   $623,385   $        --   $1,216,019
                                                                            =========   ========   ===========   ==========

                                                                            FTVIPT Franklin Income
                                                                             Securities Subaccount
                                                                                   (Class 2)
                                                                            -----------------------
                                                                               2006         2005
                                                                               ----         ----

Operations:
 Net investment income (loss) ...........................................   $   42,659   $   (9,601)
 Realized gain (loss) ...................................................       29,401         (129)
 Change in unrealized gain (loss) on investments ........................      437,048      (23,024)
                                                                            ----------   ----------
   Net increase (decrease) in net assets resulting from operations.......      509,108      (32,754)
                                                                            ----------   ----------
Unit Transactions:
Participant purchase payments ...........................................       59,868      806,123
 Participant transfers from other funding options .......................    3,364,452    1,229,652
 Growth rate intra-fund transfers in ....................................           --           --
 Administrative charges .................................................         (654)        (109)
 Contract surrenders ....................................................     (345,502)      (8,315)
 Participant transfers to other funding options .........................     (411,416)          --
 Growth rate intra-fund transfers out ...................................           --           --
 Other receipts/(payments) ..............................................           --           --
                                                                            ----------   ----------
   Net increase (decrease) in net assets resulting from unit transactions    2,666,748    2,027,351
                                                                            ----------   ----------
   Net increase (decrease) in net assets.................................    3,175,856    1,994,597
Net Assets:
   Beginning of year.....................................................    1,994,597           --
                                                                            ----------   ----------
   End of year...........................................................   $5,170,453   $1,994,597
                                                                            ==========   ==========

  The accompanying notes are an integral part of these financial statements.

                           METLIFE OF CT FUND BD IV
                            FOR VARIABLE ANNUITIES
             STATEMENTS OF CHANGES IN NET ASSETS  --  (Continued)
                For the years ended December 31, 2006 and 2005

     FTVIPT Franklin                                         FTVIPT Templeton
   Small-Mid Cap Growth        FTVIPT Mutual Shares         Developing Markets           FTVIPT Templeton
        Securities             Securities Subaccount       Securities Subaccount        Foreign Securities
   Subaccount (Class 2)              (Class 2)                   (Class 2)             Subaccount (Class 2)
-------------------------   --------------------------   ------------------------   -------------------------
    2006          2005          2006           2005          2006         2005          2006          2005
    ----          ----          ----           ----          ----         ----          ----          ----

$  (156,681)  $  (160,987)  $    (66,048)  $   (72,692)  $   (57,715)  $  (20,563)  $  (116,911)  $   (96,676)
     18,809      (130,092)     2,851,305       168,963       615,069       91,724       604,700       229,790
    782,805       592,601     (2,011,373)      690,081     1,592,210    1,077,568     4,466,599     1,663,740
-----------   -----------   ------------   -----------   -----------   ----------   -----------   -----------
    644,933       301,522        773,884       786,352     2,149,564    1,148,729     4,954,388     1,796,854
-----------   -----------   ------------   -----------   -----------   ----------   -----------   -----------
        630       164,280        257,751       969,844       265,004      520,407       480,752     1,550,753
    162,731       484,810      1,790,495     2,190,235     5,207,757    2,933,041     5,235,525     4,374,284
         --            --             --        32,602            --        7,656            --         8,938
     (3,471)       (3,963)           (13)       (2,367)       (1,504)        (985)       (6,267)       (5,408)
   (652,846)     (359,865)       (82,446)     (244,069)     (238,377)    (229,307)   (1,276,021)     (947,506)
 (1,033,407)   (1,007,629)   (13,144,697)     (575,147)   (2,836,338)    (506,926)   (1,768,738)     (886,806)
         --            --             --       (32,602)           --       (7,657)           --        (8,938)
   (105,129)      (88,634)       (39,605)     (160,381)       (4,503)          --       (61,477)     (149,308)
-----------   -----------   ------------   -----------   -----------   ----------   -----------   -----------
 (1,631,492)     (811,001)   (11,218,515)    2,178,115     2,392,039    2,716,229     2,603,774     3,936,009
-----------   -----------   ------------   -----------   -----------   ----------   -----------   -----------
   (986,559)     (509,479)   (10,444,631)    2,964,467     4,541,603    3,864,958     7,558,162     5,732,863
 10,132,980    10,642,459     10,444,631     7,480,164     6,948,890    3,083,932    23,726,174    17,993,311
-----------   -----------   ------------   -----------   -----------   ----------   -----------   -----------
$ 9,146,421   $10,132,980   $         --   $10,444,631   $11,490,493   $6,948,890   $31,284,336   $23,726,174
===========   ===========   ============   ===========   ===========   ==========   ===========   ===========

  The accompanying notes are an integral part of these financial statements.

                           METLIFE OF CT FUND BD IV
                            FOR VARIABLE ANNUITIES
             STATEMENTS OF CHANGES IN NET ASSETS  --  (Continued)
                For the years ended December 31, 2006 and 2005

                                                                            FTVIPT Templeton Growth
                                                                             Securities Subaccount       High Yield Bond
                                                                                   (Class 2)                Subaccount
                                                                            ------------------------   --------------------
                                                                               2006          2005        2006        2005
                                                                               ----          ----        ----        ----

Operations:
 Net investment income (loss) ...........................................   $   (26,084)  $  (17,078)  $  21,559   $ (4,692)
 Realized gain (loss) ...................................................     1,065,087       56,296     (10,312)       (52)
 Change in unrealized gain (loss) on investments ........................      (626,741)     246,806      (3,383)     4,176
                                                                            -----------   ----------   ---------   --------
   Net increase (decrease) in net assets resulting from operations.......       412,262      286,024       7,864       (568)
                                                                            -----------   ----------   ---------   --------
Unit Transactions:
 Participant purchase payments ..........................................         2,050      747,026       6,299      9,340
 Participant transfers from other funding options .......................       542,467    2,048,222       1,532    406,489
 Growth rate intra-fund transfers in ....................................            --           --          --         --
 Administrative charges .................................................           (13)      (1,112)         --        (50)
 Contract surrenders ....................................................       (41,633)    (126,185)       (360)    (1,118)
 Participant transfers to other funding options .........................    (5,383,146)    (362,061)   (360,326)   (91,050)
 Growth rate intra-fund transfers out ...................................            --           --          --         --
 Other receipts/(payments) ..............................................       (28,938)          39          --         --
                                                                            -----------   ----------   ---------   --------
   Net increase (decrease) in net assets resulting from unit transactions    (4,909,213)   2,305,929    (352,855)   323,611
                                                                            -----------   ----------   ---------   --------
   Net increase (decrease) in net assets.................................    (4,496,951)   2,591,953    (344,991)   323,043
Net Assets:
   Beginning of year.....................................................     4,496,951    1,904,998     344,991     21,948
                                                                            -----------   ----------   ---------   --------
   End of year...........................................................   $        --   $4,496,951   $      --   $344,991
                                                                            ===========   ==========   =========   ========

                                                                                  Janus Aspen
                                                                              Balanced Subaccount
                                                                                (Service Shares)
                                                                            ------------------------
                                                                               2006          2005
                                                                               ----          ----

Operations:
 Net investment income (loss) ...........................................   $   (23,148)  $   25,326
 Realized gain (loss) ...................................................       651,591       79,577
 Change in unrealized gain (loss) on investments ........................      (473,150)     177,883
                                                                            -----------   ----------
   Net increase (decrease) in net assets resulting from operations.......       155,293      282,786
                                                                            -----------   ----------
Unit Transactions:
 Participant purchase payments ..........................................        10,549       37,917
 Participant transfers from other funding options .......................         3,587       93,637
 Growth rate intra-fund transfers in ....................................            --           --
 Administrative charges .................................................           (40)      (2,506)
 Contract surrenders ....................................................       (90,535)    (478,991)
 Participant transfers to other funding options .........................    (4,768,036)    (496,520)
 Growth rate intra-fund transfers out ...................................            --           --
 Other receipts/(payments) ..............................................            --     (135,039)
                                                                            -----------   ----------
   Net increase (decrease) in net assets resulting from unit transactions    (4,844,475)    (981,502)
                                                                            -----------   ----------
   Net increase (decrease) in net assets.................................    (4,689,182)    (698,716)
Net Assets:
   Beginning of year.....................................................     4,689,182    5,387,898
                                                                            -----------   ----------
   End of year...........................................................   $        --   $4,689,182
                                                                            ===========   ==========

  The accompanying notes are an integral part of these financial statements.

                           METLIFE OF CT FUND BD IV
                            FOR VARIABLE ANNUITIES
             STATEMENTS OF CHANGES IN NET ASSETS  --  (Continued)
                For the years ended December 31, 2006 and 2005

   Janus Aspen Global
          Life               Janus Aspen Global       Janus Aspen Mid Cap      Janus Aspen Worldwide
  Sciences Subaccount      Technology Subaccount       Growth Subaccount         Growth Subaccount
    (Service Shares)          (Service Shares)          (Service Shares)          (Service Shares)
-----------------------   -----------------------   -----------------------   -----------------------
   2006         2005         2006         2005         2006         2005         2006         2005
   ----         ----         ----         ----         ----         ----         ----         ----

$  (25,181)  $  (26,258)  $  (13,874)  $  (15,497)  $ (102,020)  $  (97,416)  $    3,343   $   (8,801)
    57,798        9,956      (84,276)    (240,349)     333,025       90,145       58,472       23,728
    56,082      188,244      157,568      354,189      442,517      622,389      333,828       88,473
----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------
    88,699      171,942       59,418       98,343      673,522      615,118      395,643      103,400
----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------
     3,467        7,088        1,369        5,213        3,349       91,646        1,155        9,819
    32,939       10,947       22,151       70,568      648,955      252,252       27,178       35,192
        --           --           --           --           --           --           --           --
    (1,314)      (1,314)        (862)        (986)      (2,431)      (2,642)      (2,127)      (2,264)
  (181,257)    (304,581)     (90,852)    (258,915)    (462,198)    (426,358)    (281,617)    (421,679)
   (59,083)     (64,414)     (69,643)     (68,080)    (847,251)    (234,574)     (57,503)    (340,107)
        --           --           --           --           --           --           --           --
   (70,260)      (8,836)      (3,337)      (4,527)    (190,848)      22,707      (57,540)     (25,833)
----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------
  (275,508)    (361,110)    (141,174)    (256,727)    (850,424)    (296,969)    (370,454)    (744,872)
----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------
  (186,809)    (189,168)     (81,756)    (158,384)    (176,902)     318,149       25,189     (641,472)
 1,660,992    1,850,160    1,017,765    1,176,149    6,584,805    6,266,656    2,716,218    3,357,690
----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------
$1,474,183   $1,660,992   $  936,009   $1,017,765   $6,407,903   $6,584,805   $2,741,407   $2,716,218
==========   ==========   ==========   ==========   ==========   ==========   ==========   ==========

  The accompanying notes are an integral part of these financial statements.

                           METLIFE OF CT FUND BD IV
                            FOR VARIABLE ANNUITIES
             STATEMENTS OF CHANGES IN NET ASSETS  --  (Continued)
                For the years ended December 31, 2006 and 2005

                                                                                                     LMPIS Premier
                                               Lazard Retirement           LMPIS Dividend          Selections All Cap
                                             Small Cap Subaccount       Strategy Subaccount        Growth Subaccount
                                           ------------------------   -----------------------   -----------------------
                                               2006         2005         2006         2005         2006         2005
                                               ----         ----         ----         ----         ----         ----

Operations:
 Net investment income (loss) ..........   $   (57,783)  $  (55,585)  $    3,974   $    4,794   $  (24,388)  $  (23,513)
 Realized gain (loss) ..................       824,597      291,130       41,074        3,149       91,543       31,994
 Change in unrealized gain (loss) on
   investments..........................      (295,358)    (142,018)     152,388      (30,541)      13,763       59,250
                                           -----------   ----------   ----------   ----------   ----------   ----------
   Net increase (decrease) in net assets
    resulting from operations ..........       471,456       93,527      197,436      (22,598)      80,918       67,731
                                           -----------   ----------   ----------   ----------   ----------   ----------
Unit Transactions:
 Participant purchase payments .........        25,660      235,325           --      103,010           --       29,489
 Participant transfers from
   other funding options................       424,234    1,099,495      125,103      358,637       50,103      121,962
 Growth rate intra-fund transfers in ...            --           --           --           --           --           --
 Administrative charges ................          (735)        (637)        (408)        (379)        (332)        (360)
 Contract surrenders ...................       (84,375)     (49,897)     (42,986)     (29,800)    (192,236)    (125,820)
 Participant transfers to other funding
   options..............................    (4,768,089)    (322,778)    (372,185)     (95,883)     (42,221)    (134,877)
 Growth rate intra-fund transfers out ..            --           --           --           --           --           --
 Other receipts/(payments) .............            --      (17,393)     (32,135)          --           --          816
                                           -----------   ----------   ----------   ----------   ----------   ----------
   Net increase (decrease) in net assets
    resulting from unit transactions ...    (4,403,305)     944,115     (322,611)     335,585     (184,686)    (108,790)
                                           -----------   ----------   ----------   ----------   ----------   ----------
   Net increase (decrease) in net assets    (3,931,849)   1,037,642     (125,175)     312,987     (103,768)     (41,059)
Net Assets:
   Beginning of year....................     3,931,849    2,894,207    1,441,419    1,128,432    1,573,609    1,614,668
                                           -----------   ----------   ----------   ----------   ----------   ----------
   End of year..........................   $        --   $3,931,849   $1,316,244   $1,441,419   $1,469,841   $1,573,609
                                           ===========   ==========   ==========   ==========   ==========   ==========

  The accompanying notes are an integral part of these financial statements.

                           METLIFE OF CT FUND BD IV
                            FOR VARIABLE ANNUITIES
             STATEMENTS OF CHANGES IN NET ASSETS  --  (Continued)
                For the years ended December 31, 2006 and 2005

         LMPVPV                                                                          LMPVPI
    Small Cap Growth                                                                Large Cap Growth
     Opportunities              LMPVPI All Cap             LMPVPI Investors         Subaccount (Class
       Subaccount            Subaccount (Class I)        Subaccount (Class I)              I)
-----------------------   -------------------------   -------------------------   --------------------
   2006         2005          2006          2005          2006          2005         2006       2005
   ----         ----          ----          ----          ----          ----         ----       ----

$  (51,709)  $  (51,300)  $   (71,967)  $  (186,209)  $      (177)  $   (52,764)  $ (12,081)  $(14,253)
   329,899      342,057     1,811,677       449,856       864,748       201,830      21,384     15,426
    32,596     (194,897)    2,133,637       293,489     1,076,051       484,400     (22,942)    41,920
----------   ----------   -----------   -----------   -----------   -----------   ---------   --------
   310,786       95,860     3,873,347       557,136     1,940,622       633,466     (13,639)    43,093
----------   ----------   -----------   -----------   -----------   -----------   ---------   --------
    57,921      190,339        12,472       147,147        10,558       445,444         955      9,038
   267,439      264,676       508,650       551,783       187,240       321,142     102,829    292,175
        --           --            --            --            --            --          --         --
      (539)        (656)       (7,474)       (8,219)       (3,618)       (4,082)       (104)      (153)
  (354,815)     (77,678)   (1,870,383)   (1,204,073)     (682,155)     (588,445)    (48,383)   (41,171)
  (554,184)    (160,284)   (1,715,338)   (1,778,345)   (2,192,132)   (1,274,255)   (356,598)   (80,278)
        --           --            --            --            --            --          --         --
   (47,274)      (4,694)     (329,972)     (460,528)     (160,599)     (194,413)         --        136
----------   ----------   -----------   -----------   -----------   -----------   ---------   --------
  (631,452)     211,703    (3,402,045)   (2,752,235)   (2,840,706)   (1,294,609)   (301,301)   179,747
----------   ----------   -----------   -----------   -----------   -----------   ---------   --------
  (320,666)     307,563       471,302    (2,195,099)     (900,084)     (661,143)   (314,940)   222,840
 3,105,246    2,797,683    25,192,054    27,387,153    13,841,187    14,502,330     948,611    725,771
----------   ----------   -----------   -----------   -----------   -----------   ---------   --------
$2,784,580   $3,105,246   $25,663,356   $25,192,054   $12,941,103   $13,841,187   $ 633,671   $948,611
==========   ==========   ===========   ===========   ===========   ===========   =========   ========

  The accompanying notes are an integral part of these financial statements.

                           METLIFE OF CT FUND BD IV
                            FOR VARIABLE ANNUITIES
             STATEMENTS OF CHANGES IN NET ASSETS  --  (Continued)
                For the years ended December 31, 2006 and 2005

                                                    LMPVPI                   LMPVPII
                                               Small Cap Growth         Aggressive Growth               LMPVPII
                                             Subaccount (Class I)      Subaccount (Class I)     Appreciation Subaccount
                                           -----------------------   -----------------------   -------------------------
                                              2006         2005         2006         2005          2006          2005
                                              ----         ----         ----         ----          ----          ----

Operations:
 Net investment income (loss) ..........   $ (127,068)  $ (120,638)  $  (18,993)  $  (19,439)  $  (142,076)  $  (211,217)
 Realized gain (loss) ..................      629,034      774,154      125,469       27,037     1,366,018       334,253
 Change in unrealized gain (loss) on
   investments..........................      292,926     (397,924)     (21,299)      88,665     2,089,056       578,158
                                           ----------   ----------   ----------   ----------   -----------   -----------
   Net increase (decrease) in net assets
    resulting from operations ..........      794,892      255,592       85,177       96,263     3,312,998       701,194
                                           ----------   ----------   ----------   ----------   -----------   -----------
Unit Transactions:
 Participant purchase payments .........       15,110       66,087       13,138       27,103        73,862     1,594,928
 Participant transfers from
   other funding options................      802,087      900,092       49,668      281,238       740,820       872,025
 Growth rate intra-fund transfers in ...           --           --           --           --            --            --
 Administrative charges ................       (2,411)      (2,780)        (368)        (431)       (8,085)       (8,634)
 Contract surrenders ...................     (590,452)    (305,799)     (46,798)     (63,821)   (1,584,443)   (1,146,512)
 Participant transfers to other funding
   options..............................     (973,840)    (822,005)    (497,249)    (120,364)   (1,095,514)   (1,506,926)
 Growth rate intra-fund transfers out ..           --           --           --           --            --            --
 Other receipts/(payments) .............     (150,512)     (89,474)          --           --      (245,819)     (443,588)
                                           ----------   ----------   ----------   ----------   -----------   -----------
   Net increase (decrease) in net assets
    resulting from unit transactions ...     (900,018)    (253,879)    (481,609)     123,725    (2,119,179)     (638,707)
                                           ----------   ----------   ----------   ----------   -----------   -----------
   Net increase (decrease) in net assets     (105,126)       1,713     (396,432)     219,988     1,193,819        62,487
Net Assets:
   Beginning of year....................    7,814,883    7,813,170    1,344,120    1,124,132    26,760,650    26,698,163
                                           ----------   ----------   ----------   ----------   -----------   -----------
   End of year..........................   $7,709,757   $7,814,883   $  947,688   $1,344,120   $27,954,469   $26,760,650
                                           ==========   ==========   ==========   ==========   ===========   ===========

  The accompanying notes are an integral part of these financial statements.

                           METLIFE OF CT FUND BD IV
                            FOR VARIABLE ANNUITIES
             STATEMENTS OF CHANGES IN NET ASSETS  --  (Continued)
                For the years ended December 31, 2006 and 2005


   LMPVPII Diversified
     Strategic Income           LMPVPII Equity Index          LMPVPII Equity Index        LMPVPII Fundamental
        Subaccount              Subaccount (Class I)         Subaccount (Class II)          Value Subaccount
-------------------------   ----------------------------   -------------------------   -------------------------
    2006          2005           2006           2005           2006          2005          2006          2005
    ----          ----           ----           ----           ----          ----          ----          ----

$   650,415   $   647,566   $ (12,811,790)  $(13,340,200)  $   (48,244)  $   (84,828)  $   (31,239)  $  (328,809)
    (76,748)       (5,235)     27,011,429      2,289,634       674,724       130,359     2,662,699     3,213,439
    (25,278)     (482,009)     81,527,003     23,177,821     2,472,632       608,266     3,519,703    (1,574,246)
-----------   -----------   -------------   ------------   -----------   -----------   -----------   -----------
    548,389       160,322      95,726,642     12,127,255     3,099,112       653,797     6,151,163     1,310,384
-----------   -----------   -------------   ------------   -----------   -----------   -----------   -----------
          1       155,622       6,425,527     34,433,495        34,733       800,081        67,080       879,517
     71,918       384,930         453,122        754,312       691,713       461,920       753,840       578,926
         --            --              --             --            --            --            --        26,666
     (3,628)       (4,074)       (259,040)      (274,594)       (6,257)       (7,014)      (14,249)      (15,838)
   (861,788)     (675,069)    (59,389,299)   (47,901,137)   (1,642,502)   (1,452,704)   (3,215,113)   (2,579,166)
 (1,263,435)   (1,292,414)    (59,909,348)    (4,440,650)   (1,500,092)   (2,380,656)   (4,038,715)   (3,744,719)
         --            --              --             --            --            --            --       (26,666)
    (70,775)     (397,908)    (11,545,128)    (8,155,715)      (93,852)     (162,961)     (261,561)     (523,348)
-----------   -----------   -------------   ------------   -----------   -----------   -----------   -----------
 (2,127,707)   (1,828,913)   (124,224,166)   (25,584,289)   (2,516,257)   (2,741,334)   (6,708,718)   (5,404,628)
-----------   -----------   -------------   ------------   -----------   -----------   -----------   -----------
 (1,579,318)   (1,668,591)    (28,497,524)   (13,457,034)      582,855    (2,087,537)     (557,555)   (4,094,244)
 16,621,437    18,290,028     875,447,874    888,904,908    24,421,111    26,508,648    45,111,718    49,205,962
-----------   -----------   -------------   ------------   -----------   -----------   -----------   -----------
$15,042,119   $16,621,437   $ 846,950,350   $875,447,874   $25,003,966   $24,421,111   $44,554,163   $45,111,718
===========   ===========   =============   ============   ===========   ===========   ===========   ===========

  The accompanying notes are an integral part of these financial statements.

                           METLIFE OF CT FUND BD IV
                            FOR VARIABLE ANNUITIES
             STATEMENTS OF CHANGES IN NET ASSETS  --  (Continued)
                For the years ended December 31, 2006 and 2005

                                                 LMPVPII
                                            Growth and Income      LMPVPIII Adjustable
                                            Subaccount (Class              Rate               LMPVPIII Aggressive
                                                    I)              Income Subaccount          Growth Subaccount
                                           -------------------   -----------------------   -------------------------
                                             2006       2005        2006         2005          2006          2005
                                             ----       ----        ----         ----          ----          ----

Operations:
 Net investment income (loss) ..........   $ (9,542)  $(10,677)  $  107,489   $   51,528   $(1,180,966)  $(1,153,406)
 Realized gain (loss) ..................     30,414     30,179       (3,106)       1,163     2,295,344       591,291
 Change in unrealized gain (loss) on
   investments..........................     52,758     (4,534)     (22,146)     (33,763)    3,807,430     7,267,441
                                           --------   --------   ----------   ----------   -----------   -----------
   Net increase (decrease) in net assets
    resulting from operations ..........     73,630     14,968       82,237       18,928     4,921,808     6,705,326
                                           --------   --------   ----------   ----------   -----------   -----------
Unit Transactions:
 Participant purchase payments .........         --      8,058       47,812      191,899       375,790     1,476,399
 Participant transfers from
   other funding options................     18,994     42,807      642,551    1,249,952     2,407,761     2,384,487
 Growth rate intra-fund transfers in ...         --         --           --           --            --        37,731
 Administrative charges ................       (130)      (135)        (560)        (697)      (27,709)      (29,749)
 Contract surrenders ...................    (49,558)   (59,199)    (238,822)     (67,651)   (4,493,504)   (3,585,593)
 Participant transfers to other funding
   options..............................    (35,753)   (88,715)    (584,090)    (540,665)   (6,648,825)   (5,516,432)
 Growth rate intra-fund transfers out ..         --         --           --           --            --       (37,731)
 Other receipts/(payments) .............    (13,267)        --           --           --      (762,910)     (958,675)
                                           --------   --------   ----------   ----------   -----------   -----------
   Net increase (decrease) in net assets
    resulting from unit transactions ...    (79,714)   (97,184)    (133,109)     832,838    (9,149,397)   (6,229,563)
                                           --------   --------   ----------   ----------   -----------   -----------
   Net increase (decrease) in net assets     (6,084)   (82,216)     (50,872)     851,766    (4,227,589)      475,763
Net Assets:
   Beginning of year....................    751,875    834,091    3,861,934    3,010,168    74,919,149    74,443,386
                                           --------   --------   ----------   ----------   -----------   -----------
   End of year..........................   $745,791   $751,875   $3,811,062   $3,861,934   $70,691,560   $74,919,149
                                           ========   ========   ==========   ==========   ===========   ===========

  The accompanying notes are an integral part of these financial statements.

                           METLIFE OF CT FUND BD IV
                            FOR VARIABLE ANNUITIES
             STATEMENTS OF CHANGES IN NET ASSETS  --  (Continued)
                For the years ended December 31, 2006 and 2005

                             LMPVPIII International
   LMPVPIII High Income          All Cap Growth           LMPVPIII Large Cap          LMPVPIII Large Cap
        Subaccount                 Subaccount             Growth Subaccount            Value Subaccount
-------------------------   -----------------------   -------------------------   -------------------------
    2006          2005         2006         2005          2006          2005          2006          2005
    ----          ----         ----         ----          ----          ----          ----          ----

$ 1,204,163   $ 1,311,612   $   33,383   $  (10,269)  $  (495,261)  $  (552,190)  $   (56,206)  $    (7,074)
    (97,184)      (60,242)     407,940      260,344        60,992      (148,148)      488,063      (143,871)
    674,216    (1,083,110)     782,613      263,921     1,295,539     1,969,742     2,202,086       923,548
-----------   -----------   ----------   ----------   -----------   -----------   -----------   -----------
  1,781,195       168,260    1,223,936      513,996       861,270     1,269,404     2,633,943       772,603
-----------   -----------   ----------   ----------   -----------   -----------   -----------   -----------
     54,489       877,262           --        3,300       103,190       619,030         4,416         5,002
    695,548     1,221,503      150,442       75,271       715,240     1,266,646       267,061       105,539
         --         6,787           --           --            --        27,150            --            --
     (4,607)       (5,169)      (2,335)      (2,309)      (11,891)      (14,020)       (4,117)       (4,568)
   (882,096)   (1,066,938)    (386,787)    (458,127)   (2,654,928)   (2,137,914)   (1,151,292)   (1,295,043)
 (1,999,880)   (2,631,499)    (301,498)    (408,100)   (2,361,650)   (2,853,677)     (871,894)   (1,642,356)
         --        (6,787)          --           --            --       (27,150)           --            --
   (295,120)     (348,946)     (85,369)    (126,017)     (337,770)     (580,694)     (109,787)     (383,686)
-----------   -----------   ----------   ----------   -----------   -----------   -----------   -----------
 (2,431,666)   (1,953,787)    (625,547)    (915,982)   (4,547,809)   (3,700,629)   (1,865,613)   (3,215,112)
-----------   -----------   ----------   ----------   -----------   -----------   -----------   -----------
   (650,471)   (1,785,527)     598,389     (401,986)   (3,686,539)   (2,431,225)      768,330    (2,442,509)
 20,957,123    22,742,650    5,464,858    5,866,844    38,465,322    40,896,547    17,015,979    19,458,488
-----------   -----------   ----------   ----------   -----------   -----------   -----------   -----------
$20,306,652   $20,957,123   $6,063,247   $5,464,858   $34,778,783   $38,465,322   $17,784,309   $17,015,979
===========   ===========   ==========   ==========   ===========   ===========   ===========   ===========

  The accompanying notes are an integral part of these financial statements.

                           METLIFE OF CT FUND BD IV
                            FOR VARIABLE ANNUITIES
             STATEMENTS OF CHANGES IN NET ASSETS  --  (Continued)
                For the years ended December 31, 2006 and 2005

                                             LMPVPIII Mid Cap Core        LMPVPIII Money Market
                                                   Subaccount                  Subaccount
                                           -------------------------   --------------------------
                                               2006          2005          2006          2005
                                               ----          ----          ----          ----

Operations:
 Net investment income (loss) ..........   $  (199,394)  $  (193,800)  $   884,399   $    336,341
 Realized gain (loss) ..................     2,861,458     1,869,250            --             --
 Change in unrealized gain (loss) on
   investments..........................      (368,149)     (421,374)           --             --
                                           -----------   -----------   -----------   ------------
   Net increase (decrease) in net assets
    resulting from operations ..........     2,293,915     1,254,076       884,399        336,341
                                           -----------   -----------   -----------   ------------
Unit Transactions:
 Participant purchase payments .........           885       104,807        26,285      2,156,297
 Participant transfers from
   other funding options................       142,826       483,888    16,202,588      9,093,721
 Growth rate intra-fund transfers in ...            --            --            --             --
 Administrative charges ................        (6,346)       (7,068)       (7,597)        (8,255)
 Contract surrenders ...................    (1,331,158)   (1,159,273)   (3,638,049)    (4,148,929)
 Participant transfers to other funding
   options..............................    (2,156,663)   (1,567,422)   (7,942,293)   (10,274,017)
 Growth rate intra-fund transfers out ..            --            --            --             --
 Other receipts/(payments) .............      (105,252)     (168,397)     (190,016)      (352,651)
                                           -----------   -----------   -----------   ------------
   Net increase (decrease) in net assets
    resulting from unit transactions ...    (3,455,708)   (2,313,465)    4,450,918     (3,533,834)
                                           -----------   -----------   -----------   ------------
   Net increase (decrease) in net assets    (1,161,793)   (1,059,389)    5,335,317     (3,197,493)
Net Assets:
   Beginning of year....................    19,690,208    20,749,597    26,434,038     29,631,531
                                           -----------   -----------   -----------   ------------
   End of year..........................   $18,528,415   $19,690,208   $31,769,355   $ 26,434,038
                                           ===========   ===========   ===========   ============


                                                LMPVPIV Multiple
                                                   Discipline
                                               Subaccount-All Cap
                                                Growth and Value
                                           -------------------------
                                               2006          2005
                                               ----          ----

Operations:
 Net investment income (loss) ..........   $  (424,093)  $  (485,706)
 Realized gain (loss) ..................     2,567,914     1,281,428
 Change in unrealized gain (loss) on
   investments..........................     1,504,612       364,813
                                           -----------   -----------
   Net increase (decrease) in net assets
    resulting from operations ..........     3,648,433     1,160,535
                                           -----------   -----------
Unit Transactions:
 Participant purchase payments .........       698,709     2,163,763
 Participant transfers from
   other funding options................       596,208     3,577,358
 Growth rate intra-fund transfers in ...            --        78,458
 Administrative charges ................        (8,399)       (8,893)
 Contract surrenders ...................    (1,403,196)   (2,125,846)
 Participant transfers to other funding
   options..............................    (3,701,520)   (3,523,068)
 Growth rate intra-fund transfers out ..            --       (78,458)
 Other receipts/(payments) .............      (976,090)      (48,383)
                                           -----------   -----------
   Net increase (decrease) in net assets
    resulting from unit transactions ...    (4,794,288)       34,931
                                           -----------   -----------
   Net increase (decrease) in net assets    (1,145,855)    1,195,466
Net Assets:
   Beginning of year....................    34,871,178    33,675,712
                                           -----------   -----------
   End of year..........................   $33,725,323   $34,871,178
                                           ===========   ===========

  The accompanying notes are an integral part of these financial statements.

                           METLIFE OF CT FUND BD IV
                            FOR VARIABLE ANNUITIES
             STATEMENTS OF CHANGES IN NET ASSETS  --  (Continued)
                For the years ended December 31, 2006 and 2005

                                     LMPVPIV
         LMPVPIV               Multiple Discipline             LMPVPIV
   Multiple Discipline          Subaccount-Global        Multiple Discipline           Lord Abbett
   Subaccount-Balanced         All Cap Growth and          Subaccount-Large         Growth and Income
 All Cap Growth and Value             Value              Cap Growth and Value     Subaccount (Class VC)
-------------------------   ------------------------   -----------------------   -----------------------
    2006          2005          2006         2005         2006         2005         2006         2005
    ----          ----          ----         ----         ----         ----         ----         ----

$   (72,400)  $  (150,960)  $   (65,915)  $  (71,086)  $  (37,043)  $  (38,874)  $  (36,481)  $  (38,799)
  1,212,466       494,116       525,027      164,785      164,035       78,402      361,537      475,598
  1,128,726       344,177       712,162      344,412      274,107       32,738      833,622     (265,854)
-----------   -----------   -----------   ----------   ----------   ----------   ----------   ----------
  2,268,792       687,333     1,171,274      438,111      401,099       72,266    1,158,678      170,945
-----------   -----------   -----------   ----------   ----------   ----------   ----------   ----------
    786,754     1,880,053        85,277    1,410,058       25,446       39,376      150,997      814,231
  1,175,735     3,804,677       649,278    1,990,053      249,587      510,113    1,354,939    2,483,552
         --            --            --           --           --           --           --           --
     (5,902)       (6,053)       (2,111)      (1,764)      (1,256)      (1,345)      (1,816)      (1,561)
 (1,215,733)   (1,375,708)     (227,945)     (89,598)    (212,985)    (158,831)    (429,239)    (194,468)
 (1,848,410)   (1,390,531)   (1,255,049)    (420,639)    (173,578)    (135,750)    (311,825)    (471,613)
         --            --            --           --           --           --           --           --
    (44,994)     (471,669)           --        4,726      (73,894)         222       (7,255)    (131,005)
-----------   -----------   -----------   ----------   ----------   ----------   ----------   ----------
 (1,152,550)    2,440,769      (750,550)   2,892,836     (186,680)     253,785      755,801    2,499,136
-----------   -----------   -----------   ----------   ----------   ----------   ----------   ----------
  1,116,242     3,128,102       420,724    3,330,947      214,419      326,051    1,914,479    2,670,081
 27,403,788    24,275,686     9,048,758    5,717,811    3,881,869    3,555,818    7,264,971    4,594,890
-----------   -----------   -----------   ----------   ----------   ----------   ----------   ----------
$28,520,030   $27,403,788   $ 9,469,482   $9,048,758   $4,096,288   $3,881,869   $9,179,450   $7,264,971
===========   ===========   ===========   ==========   ==========   ==========   ==========   ==========

  The accompanying notes are an integral part of these financial statements.

                           METLIFE OF CT FUND BD IV
                            FOR VARIABLE ANNUITIES
             STATEMENTS OF CHANGES IN NET ASSETS  --  (Continued)
                For the years ended December 31, 2006 and 2005

                                                                                                                 MIST
                                                               Lord Abbett                                   Batterymarch
                                                              Mid-Cap Value                                  Mid-Cap Stock
                                                               Subaccount              Managed Assets         Subaccount
                                                               (Class VC)                Subaccount            (Class A)
                                                        -------------------------   --------------------   -----------------
                                                           2006          2005         2006        2005        2006      2005
                                                           ----          ----         ----        ----        ----      ----

Operations:
 Net investment income (loss) .......................   $  (145,967)  $  (123,082)  $   2,086   $ (1,108)  $  (28,250)  $ --
 Realized gain (loss) ...............................     1,127,392       800,495       4,461        506      (42,906)    --
 Change in unrealized gain (loss) on investments ....       141,472        24,909      (2,749)     2,534      (91,154)    --
                                                        -----------   -----------   ---------   --------   ----------   ----
   Net increase (decrease) in net assets resulting
    from operations .................................     1,122,897       702,322       3,798      1,932     (162,310)    --
                                                        -----------   -----------   ---------   --------   ----------   ----
Unit Transactions:
 Participant purchase payments ......................        82,899     1,111,565          --         --        8,133     --
 Participant transfers from other funding options ...       748,690     3,744,587          --     74,378    3,266,172     --
 Growth rate intra-fund transfers in ................            --          (322)         --         --           --     --
 Administrative charges .............................        (2,527)       (2,410)         (2)       (29)      (1,245)    --
 Contract surrenders ................................      (346,949)     (348,338)     (1,082)        --     (341,613)    --
 Participant transfers to other funding options .....    (1,470,765)     (981,310)   (120,700)        --     (197,303)    --
 Growth rate intra-fund transfers out ...............            --           321          --         --           --     --
 Other receipts/(payments) ..........................      (150,032)      (41,569)         (1)        --      (51,512)    --
                                                        -----------   -----------   ---------   --------   ----------   ----
   Net increase (decrease) in net assets resulting
    from unit transactions ..........................    (1,138,684)    3,482,524    (121,785)    74,349    2,682,632     --
                                                        -----------   -----------   ---------   --------   ----------   ----
   Net increase (decrease) in net assets.............       (15,787)    4,184,846    (117,987)    76,281    2,520,322     --
Net Assets:
   Beginning of year.................................    11,899,753     7,714,907     117,987     41,706           --     --
                                                        -----------   -----------   ---------   --------   ----------   ----
   End of year.......................................   $11,883,966   $11,899,753   $      --   $117,987   $2,520,322   $ --
                                                        ===========   ===========   =========   ========   ==========   ====

  The accompanying notes are an integral part of these financial statements.

                           METLIFE OF CT FUND BD IV
                            FOR VARIABLE ANNUITIES
             STATEMENTS OF CHANGES IN NET ASSETS  --  (Continued)
                For the years ended December 31, 2006 and 2005

                                                               MIST Harris
  MIST BlackRock       MIST BlackRock       MIST Dreman          Oakmark
    High Yield         Large-Cap Core     Small-Cap Value     International
    Subaccount           Subaccount         Subaccount          Subaccount
     (Class A)           (Class A)           (Class A)          (Class A)
------------------   -----------------   ----------------   -----------------
    2006      2005      2006      2005      2006     2005      2006      2005
    ----      ----      ----      ----      ----     ----      ----      ----

$   (23,239)  $ --   $  (82,548)  $ --   $  (2,308)  $ --   $  (83,707)  $ --
      6,048     --      (17,626)    --       3,373     --      (14,818)    --
    136,098     --      526,091     --      58,883     --      871,289     --
-----------   ----   ----------   ----   ---------   ----   ----------   ----
    118,907     --      425,917     --      59,948     --      772,764     --
-----------   ----   ----------   ----   ---------   ----   ----------   ----
     11,678     --      115,469     --       8,642     --       24,459     --
  2,394,622     --    8,196,385     --     899,857     --    9,090,139     --
         --     --           --     --          --     --           --     --
       (663)    --       (2,726)    --         (84)    --       (1,685)    --
   (217,125)    --     (437,796)    --     (10,280)    --     (506,108)    --
    (51,272)    --     (257,046)    --    (234,571)    --     (460,151)    --
         --     --           --     --          --     --           --     --
     (6,046)    --      (57,458)    --          --     --      (24,220)    --
-----------   ----   ----------   ----   ---------   ----   ----------   ----
  2,131,194     --    7,556,828     --     663,564     --    8,122,434     --
-----------   ----   ----------   ----   ---------   ----   ----------   ----
  2,250,101     --    7,982,745     --     723,512     --    8,895,198     --
         --     --           --     --          --     --           --     --
-----------   ----   ----------   ----   ---------   ----   ----------   ----
$ 2,250,101   $ --   $7,982,745   $ --   $ 723,512   $ --   $8,895,198   $ --
===========   ====   ==========   ====   =========   ====   ==========   ====

  The accompanying notes are an integral part of these financial statements.

                           METLIFE OF CT FUND BD IV
                            FOR VARIABLE ANNUITIES
             STATEMENTS OF CHANGES IN NET ASSETS  --  (Continued)
                For the years ended December 31, 2006 and 2005

                                                                        MIST Janus          MIST Legg          MIST Lord
                                                                          Capital        Mason Partners       Abbett Bond
                                                                       Appreciation      Managed Assets        Debenture
                                                                        Subaccount         Subaccount         Subaccount
                                                                         (Class A)          (Class A)          (Class A)
                                                                     -----------------   ---------------   -----------------
                                                                        2006      2005     2006     2005      2006      2005
                                                                        ----      ----     ----     ----      ----      ----

Operations:
 Net investment income (loss) ....................................   $  (69,131)  $ --   $ (1,659)  $ --   $  (32,532)  $ --
 Realized gain (loss) ............................................      (57,153)    --        312     --        3,821     --
 Change in unrealized gain (loss) on investments .................      230,196     --     13,252     --      180,954     --
                                                                     ----------   ----   --------   ----   ----------   ----
   Net increase (decrease) in net assets resulting from operations      103,912     --     11,905     --      152,243     --
                                                                     ----------   ----   --------   ----   ----------   ----
Unit Transactions:
 Participant purchase payments ...................................       12,502     --         --     --        1,760     --
 Participant transfers from other funding options ................    7,980,913     --    240,326     --    3,549,120     --
 Growth rate intra-fund transfers in .............................           --     --         --     --           --     --
 Administrative charges ..........................................       (4,308)    --        (40)    --       (1,336)    --
 Contract surrenders .............................................     (492,502)    --     (7,830)    --     (235,360)    --
 Participant transfers to other funding options ..................     (999,241)    --         --     --     (210,170)    --
 Growth rate intra-fund transfers out ............................           --     --         --     --           --     --
 Other receipts/(payments) .......................................           --     --         --     --      (15,209)    --
                                                                     ----------   ----   --------   ----   ----------   ----
   Net increase (decrease) in net assets resulting from unit
    transactions .................................................    6,497,364     --    232,456     --    3,088,805     --
                                                                     ----------   ----   --------   ----   ----------   ----
   Net increase (decrease) in net assets..........................    6,601,276     --    244,361     --    3,241,048     --
Net Assets:
   Beginning of year..............................................           --     --         --     --           --     --
                                                                     ----------   ----   --------   ----   ----------   ----
   End of year....................................................   $6,601,276   $ --   $244,361   $ --   $3,241,048   $ --
                                                                     ==========   ====   ========   ====   ==========   ====

  The accompanying notes are an integral part of these financial statements.

                           METLIFE OF CT FUND BD IV
                            FOR VARIABLE ANNUITIES
             STATEMENTS OF CHANGES IN NET ASSETS  --  (Continued)
                For the years ended December 31, 2006 and 2005

     MIST Lord          MIST Lord         MIST Met/AIM       MIST Met/AIM
   Abbett Growth      Abbett Mid-Cap        Capital           Small Cap
    and Income            Value           Appreciation          Growth
    Subaccount          Subaccount         Subaccount         Subaccount
     (Class B)          (Class B)          (Class A)          (Class A)
------------------   ---------------   -----------------   ---------------
    2006      2005     2006     2005      2006      2005     2006     2005
    ----      ----     ----     ----      ----      ----     ----     ----

$  (185,861)  $ --   $ (3,404)  $ --   $  (16,679)  $ --   $ (1,306)  $ --
      5,520     --      5,621     --      166,889     --      1,205     --
  1,378,976     --     49,165     --     (198,571)    --      6,027     --
-----------   ----   --------   ----   ----------   ----   --------   ----
  1,198,635     --     51,382     --      (48,361)    --      5,926     --
-----------   ----   --------   ----   ----------   ----   --------   ----
     65,017     --         --     --        8,964     --         --     --
 17,935,832     --    666,203     --    2,214,495     --    174,091     --
         --     --         --     --           --     --         --     --
     (4,197)    --        (38)    --         (519)    --        (46)    --
   (473,350)    --     (6,983)    --      (87,836)    --     (1,910)    --
 (1,131,998)    --    (91,156)    --     (409,184)    --    (12,986)    --
         --     --         --     --           --     --         --     --
   (207,162)    --         --     --      (22,188)    --         --     --
-----------   ----   --------   ----   ----------   ----   --------   ----
 16,184,142     --    568,026     --    1,703,732     --    159,149     --
-----------   ----   --------   ----   ----------   ----   --------   ----
 17,382,777     --    619,408     --    1,655,371     --    165,075     --
         --     --         --     --           --     --         --     --
-----------   ----   --------   ----   ----------   ----   --------   ----
$17,382,777   $ --   $619,408   $ --   $1,655,371   $ --   $165,075   $ --
===========   ====   ========   ====   ==========   ====   ========   ====

  The accompanying notes are an integral part of these financial statements.

                           METLIFE OF CT FUND BD IV
                            FOR VARIABLE ANNUITIES
             STATEMENTS OF CHANGES IN NET ASSETS  --  (Continued)
                For the years ended December 31, 2006 and 2005

                                                                                          MIST Neuberger
                                                                        MIST MFS(R)         Berman Real       MIST Pioneer
                                                                           Value              Estate              Fund
                                                                        Subaccount          Subaccount         Subaccount
                                                                         (Class A)           (Class A)          (Class A)
                                                                     -----------------   -----------------   ---------------
                                                                        2006      2005      2006      2005     2006     2005
                                                                        ----      ----      ----      ----     ----     ----

Operations:
 Net investment income (loss) ....................................   $   20,144   $ --   $  (76,785)  $ --   $ (6,383)  $ --
 Realized gain (loss) ............................................      249,246     --       59,886     --      4,029     --
 Change in unrealized gain (loss) on investments .................      273,082     --    1,453,636     --     39,852     --
                                                                     ----------   ----   ----------   ----   --------   ----
   Net increase (decrease) in net assets resulting from operations      542,472     --    1,436,737     --     37,498     --
                                                                     ----------   ----   ----------   ----   --------   ----
Unit Transactions:
 Participant purchase payments ...................................       70,112     --       12,092     --      2,964     --
 Participant transfers from other funding options ................    6,099,637     --    8,122,590     --    720,042     --
 Growth rate intra-fund transfers in .............................           --     --           --     --         --     --
 Administrative charges ..........................................         (661)    --       (2,449)    --       (248)    --
 Contract surrenders .............................................     (261,775)    --     (274,897)    --    (42,362)    --
 Participant transfers to other funding options ..................     (227,608)    --     (518,844)    --     (2,506)    --
 Growth rate intra-fund transfers out ............................           --     --           --     --         --     --
 Other receipts/(payments) .......................................       (7,506)    --      (51,737)    --    (79,642)    --
                                                                     ----------   ----   ----------   ----   --------   ----
   Net increase (decrease) in net assets resulting from unit
    transactions .................................................    5,672,199     --    7,286,755     --    598,248     --
                                                                     ----------   ----   ----------   ----   --------   ----
   Net increase (decrease) in net assets..........................    6,214,671     --    8,723,492     --    635,746     --
Net Assets:
   Beginning of year..............................................           --     --           --     --         --     --
                                                                     ----------   ----   ----------   ----   --------   ----
   End of year....................................................   $6,214,671   $ --   $8,723,492   $ --   $635,746   $ --
                                                                     ==========   ====   ==========   ====   ========   ====

  The accompanying notes are an integral part of these financial statements.

                           METLIFE OF CT FUND BD IV
                            FOR VARIABLE ANNUITIES
             STATEMENTS OF CHANGES IN NET ASSETS  --  (Continued)
                For the years ended December 31, 2006 and 2005

                     MIST Pioneer         MIST Third         MSF BlackRock
  MIST Pioneer        Strategic             Avenue            Aggressive
 Mid-Cap Value          Income         Small Cap Value          Growth
   Subaccount         Subaccount          Subaccount          Subaccount
   (Class A)          (Class A)           (Class B)            (Class D)
---------------   -----------------   -----------------   ------------------
  2006     2005      2006      2005      2006      2005       2006      2005
  ----     ----      ----      ----      ----      ----       ----      ----

$ (1,610)  $ --   $  232,937   $ --   $  (33,519)  $ --   $  (104,871)  $ --
   2,930     --        6,344     --        1,591     --      (120,587)    --
  11,893     --      (29,904)    --      182,997     --      (122,638)    --
--------   ----   ----------   ----   ----------   ----   -----------   ----
  13,213     --      209,377     --      151,069     --      (348,096)    --
--------   ----   ----------   ----   ----------   ----   -----------   ----
     628     --       24,319     --       20,760     --        17,854     --
 213,648     --    6,631,261     --    6,781,119     --    11,642,355     --
      --     --           --     --           --     --            --     --
     (39)    --       (1,276)    --         (370)    --        (5,160)    --
  (3,466)    --     (343,472)    --      (92,477)    --      (465,850)    --
  (7,869)    --     (154,192)    --     (431,151)    --    (1,006,522)    --
      --     --           --     --           --     --            --     --
      --     --      (10,038)    --      (18,218)    --      (175,189)    --
--------   ----   ----------   ----   ----------   ----   -----------   ----
 202,902     --    6,146,602     --    6,259,663     --    10,007,488     --
--------   ----   ----------   ----   ----------   ----   -----------   ----
 216,115     --    6,355,979     --    6,410,732     --     9,659,392     --
      --     --           --     --           --     --            --     --
--------   ----   ----------   ----   ----------   ----   -----------   ----
$216,115   $ --   $6,355,979   $ --   $6,410,732   $ --   $ 9,659,392   $ --
========   ====   ==========   ====   ==========   ====   ===========   ====

  The accompanying notes are an integral part of these financial statements.

                           METLIFE OF CT FUND BD IV
                            FOR VARIABLE ANNUITIES
             STATEMENTS OF CHANGES IN NET ASSETS  --  (Continued)
                For the years ended December 31, 2006 and 2005


                                                                  MSF BlackRock       MSF BlackRock         MSF BlackRock
                                                                   Bond Income         Bond Income          Money Market
                                                                   Subaccount           Subaccount           Subaccount
                                                                    (Class A)           (Class E)             (Class A)
                                                                -----------------   ------------------   -------------------
                                                                   2006      2005      2006       2005       2006       2005
                                                                   ----      ----      ----       ----       ----       ----

Operations:
 Net investment income (loss) ...............................   $  (54,250)  $ --   $  (208,459)  $ --   $    409,338   $ --
 Realized gain (loss) .......................................       14,744     --        85,966     --             --     --
 Change in unrealized gain (loss) on investments ............      248,546     --       843,482     --             --     --
                                                                ----------   ----   -----------   ----   ------------   ----
   Net increase (decrease) in net assets resulting from
    operations ..............................................      209,040     --       720,989     --        409,338     --
                                                                ----------   ----   -----------   ----   ------------   ----
Unit Transactions:
 Participant purchase payments ..............................        2,039     --        26,890     --         22,356     --
 Participant transfers from other funding options ...........    5,669,440     --    20,586,204     --     58,753,068     --
 Growth rate intra-fund transfers in ........................           --     --            --     --             --     --
 Administrative charges .....................................       (2,834)    --        (4,133)    --         (5,689)    --
 Contract surrenders ........................................     (308,282)    --    (1,342,848)    --    (36,261,314)    --
 Participant transfers to other funding options .............     (264,202)    --    (1,257,630)    --     (1,953,190)    --
 Growth rate intra-fund transfers out .......................           --     --            --     --             --     --
 Other receipts/(payments) ..................................       (2,455)    --       (89,015)    --        (82,298)    --
                                                                ----------   ----   -----------   ----   ------------   ----
   Net increase (decrease) in net assets resulting from unit
    transactions ............................................    5,093,706     --    17,919,468     --     20,472,933     --
                                                                ----------   ----   -----------   ----   ------------   ----
   Net increase (decrease) in net assets.....................    5,302,746     --    18,640,457     --     20,882,271     --
Net Assets:
   Beginning of year.........................................           --     --            --     --             --     --
                                                                ----------   ----   -----------   ----   ------------   ----
   End of year...............................................   $5,302,746   $ --   $18,640,457   $ --   $ 20,882,271   $ --
                                                                ==========   ====   ===========   ====   ============   ====

  The accompanying notes are an integral part of these financial statements.

                           METLIFE OF CT FUND BD IV
                            FOR VARIABLE ANNUITIES
             STATEMENTS OF CHANGES IN NET ASSETS  --  (Continued)
                For the years ended December 31, 2006 and 2005

   MSF Capital                                                   MSF MetLife
     Guardian             MSF FI               MSF FI             Aggressive
   U.S. Equity           Large Cap          Value Leaders         Allocation
    Subaccount          Subaccount           Subaccount           Subaccount
    (Class A)            (Class A)            (Class D)           (Class B)
-----------------   ------------------   ------------------   -----------------
   2006      2005       2006      2005       2006      2005      2006      2005
   ----      ----       ----      ----       ----      ----      ----      ----

$  (38,199)  $ --   $  (245,388)  $ --   $  (253,432)  $ --   $   (8,074)  $ --
    (2,365)    --      (176,177)    --       (52,467)    --       (4,423)    --
   138,135     --       572,340     --       862,056     --       65,285     --
----------   ----   -----------   ----   -----------   ----   ----------   ----
    97,571     --       150,775     --       556,157     --       52,788     --
----------   ----   -----------   ----   -----------   ----   ----------   ----
        --     --        13,640     --        56,624     --           --     --
 3,922,420     --    26,555,636     --    25,671,590     --    1,295,341     --
        --     --            --     --            --     --           --     --
    (1,505)    --        (9,651)    --        (6,613)    --         (139)    --
   (98,200)    --    (1,025,614)    --      (990,527)    --     (161,409)    --
  (267,847)    --    (1,606,743)    --    (1,101,326)    --      (99,010)    --
        --     --            --     --            --     --           --     --
    (5,937)    --      (451,074)    --      (159,035)    --           --     --
----------   ----   -----------   ----   -----------   ----   ----------   ----
 3,548,931     --    23,476,194     --    23,470,713     --    1,034,783     --
----------   ----   -----------   ----   -----------   ----   ----------   ----
 3,646,502     --    23,626,969     --    24,026,870     --    1,087,571     --
        --     --            --     --            --     --           --     --
----------   ----   -----------   ----   -----------   ----   ----------   ----
$3,646,502   $ --   $23,626,969   $ --   $24,026,870   $ --   $1,087,571   $ --
==========   ====   ===========   ====   ===========   ====   ==========   ====

  The accompanying notes are an integral part of these financial statements.

                           METLIFE OF CT FUND BD IV
                            FOR VARIABLE ANNUITIES
             STATEMENT OF CHANGES IN NET ASSETS  --  (Continued)
                For the years ended December 31, 2006 and 2005

                                                                        MSF MetLife
                                                MSF MetLife             Conservative
                                                Conservative            to Moderate         MSF MetLife Moderate
                                           Allocation Subaccount         Allocation        Allocation Subaccount
                                                 (Class B)          Subaccount (Class B)         (Class B)
                                           ---------------------   ---------------------   ---------------------
                                              2006        2005        2006        2005        2006        2005
                                              ----        ----        ----        ----        ----        ----

Operations:
 Net investment income (loss) ..........   $   (9,064)  $     --   $  (16,945)  $     --   $  (40,193)  $     --
 Realized gain (loss) ..................        1,467         --         (193)        --      (14,804)        --
 Change in unrealized gain (loss) on
   investments..........................       45,053         --       86,907         --      247,637         --
                                           ----------   --------   ----------   --------   ----------   --------
   Net increase (decrease) in net assets
    resulting from operations ..........       37,456         --       69,769         --      192,640         --
                                           ----------   --------   ----------   --------   ----------   --------
Unit Transactions:
 Participant purchase payments .........        4,725         --           --         --           --         --
 Participant transfers from other
   funding options......................    1,311,689         --    1,565,257         --    4,794,986         --
 Growth rate intra-fund transfers in ...           --         --           --         --           --         --
 Administrative charges ................          (40)        --         (141)        --         (492)        --
 Contract surrenders ...................       (1,057)        --      (25,034)        --     (108,156)        --
 Participant transfers to other funding
   options..............................     (117,586)        --      (40,809)        --     (174,861)        --
 Growth rate intra-fund transfers out ..           --         --           --         --           --         --
 Other receipts/(payments) .............           --         --           --         --     (272,370)        --
                                           ----------   --------   ----------   --------   ----------   --------
   Net increase (decrease) in net assets
    resulting from unit transactions ...    1,197,731         --    1,499,273         --    4,239,107         --
                                           ----------   --------   ----------   --------   ----------   --------
   Net increase (decrease) in net assets    1,235,187         --    1,569,042         --    4,431,747         --
Net Assets:
   Beginning of year....................           --         --           --         --           --         --
                                           ----------   --------   ----------   --------   ----------   --------
   End of year..........................   $1,235,187   $     --   $1,569,042   $     --   $4,431,747   $     --
                                           ==========   ========   ==========   ========   ==========   ========

  The accompanying notes are an integral part of these financial statements.

                           METLIFE OF CT FUND BD IV
                            FOR VARIABLE ANNUITIES
             STATEMENT OF CHANGES IN NET ASSETS  --  (Continued)
                For the years ended December 31, 2006 and 2005

 MSF MetLife Moderate                                MSF Morgan
          to                                           Stanley           MSF Oppenheimer
Aggressive Allocation      MSF MFS(R) Total          EAFE Index           Global Equity
      Subaccount           Return Subaccount         Subaccount             Subaccount
      (Class B)                (Class F)              (Class A)             (Class B)
---------------------   ----------------------   ------------------   ---------------------
   2006        2005         2006        2005       2006      2005        2006        2005
   ----        ----         ----        ----       ----      ----        ----        ----

$  (40,410)  $     --   $  (877,301)  $     --   $  (363)  $     --   $  (67,835)  $     --
   (14,306)        --       119,305         --        27         --      (32,707)        --
   300,738         --     6,096,664         --     8,326         --      476,893         --
----------   --------   -----------   --------   -------   --------   ----------   --------
   246,022         --     5,338,668         --     7,990         --      376,351         --
----------   --------   -----------   --------   -------   --------   ----------   --------
    77,500         --       148,894         --        --         --       23,160         --
 4,006,916         --    82,827,877         --    71,613         --    7,267,736         --
        --         --            --         --        --         --           --         --
      (771)        --       (24,680)        --       (32)        --       (1,529)        --
   (40,985)        --    (3,347,461)        --        --         --     (199,302)        --
  (364,834)        --    (2,766,536)        --        --         --     (474,132)        --
        --         --            --         --        --         --           --         --
        --         --      (252,168)        --        --         --      (12,947)        --
----------   --------   -----------   --------   -------   --------   ----------   --------
 3,677,826         --    76,585,926         --    71,581         --    6,602,986         --
----------   --------   -----------   --------   -------   --------   ----------   --------
 3,923,848         --    81,924,594         --    79,571         --    6,979,337         --
        --         --            --         --        --         --           --         --
----------   --------   -----------   --------   -------   --------   ----------   --------
$3,923,848   $     --   $81,924,594   $     --   $79,571   $     --   $6,979,337   $     --
==========   ========   ===========   ========   =======   ========   ==========   ========

  The accompanying notes are an integral part of these financial statements.

                           METLIFE OF CT FUND BD IV
                            FOR VARIABLE ANNUITIES
             STATEMENT OF CHANGES IN NET ASSETS  --  (Continued)
                For the years ended December 31, 2006 and 2005

                                                                      MSF Western Asset     MSF Western Asset
                                                 MSF T. Rowe           Management High       Management U.S.
                                               Price Large Cap           Yield Bond             Government
                                              Growth Subaccount       Subaccount (Class     Subaccount (Class
                                                  (Class B)                  A)                     A)
                                           ----------------------   --------------------   -------------------
                                               2006        2005        2006       2005       2006       2005
                                               ----        ----        ----       ----       ----       ----

Operations:
 Net investment income (loss) ..........   $  (221,854)  $     --   $  (2,212)  $     --   $   (813)  $     --
 Realized gain (loss) ..................        (4,855)        --      (1,681)        --      1,644         --
 Change in unrealized gain (loss) on
   investments..........................     1,655,147         --      10,815         --      2,332         --
                                           -----------   --------   ---------   --------   --------   --------
   Net increase (decrease) in net assets
    resulting from operations ..........     1,428,438         --       6,922         --      3,163         --
                                           -----------   --------   ---------   --------   --------   --------
Unit Transactions:
 Participant purchase payments .........         9,887         --          --         --         --         --
 Participant transfers from
   other funding options................    23,109,837         --     391,714         --    129,807         --
 Growth rate intra-fund transfers in ...            --         --          --         --         --         --
 Administrative charges ................        (9,593)        --         (12)        --        (64)        --
 Contract surrenders ...................    (1,008,112)        --      (2,222)        --     (1,138)        --
 Participant transfers to other funding
   options..............................    (1,553,985)        --    (216,643)        --    (75,669)        --
 Growth rate intra-fund transfers out ..            --         --          --         --         --         --
 Other receipts/(payments) .............      (412,764)        --          --         --         --         --
                                           -----------   --------   ---------   --------   --------   --------
   Net increase (decrease) in net assets
    resulting from unit transactions ...    20,135,270         --     172,837         --     52,936         --
                                           -----------   --------   ---------   --------   --------   --------
   Net increase (decrease) in net assets    21,563,708         --     179,759         --     56,099         --
Net Assets:
   Beginning of year....................            --         --          --         --         --         --
                                           -----------   --------   ---------   --------   --------   --------
   End of year..........................   $21,563,708   $     --   $ 179,759   $     --   $ 56,099   $     --
                                           ===========   ========   =========   ========   ========   ========

  The accompanying notes are an integral part of these financial statements.

                           METLIFE OF CT FUND BD IV
                            FOR VARIABLE ANNUITIES
             STATEMENT OF CHANGES IN NET ASSETS  --  (Continued)
                For the years ended December 31, 2006 and 2005


                               Oppenheimer Main
                                  Street/VA                PIMCO VIT                   PIMCO VIT
       Money Market               Subaccount         Real Return Subaccount     Total Return Subaccount
        Subaccount             (Service Shares)      (Administrative Class)      (Administrative Class)
--------------------------   -------------------   -------------------------   -------------------------
    2006           2005         2006       2005        2006          2005          2006          2005
    ----           ----         ----       ----        ----          ----          ----          ----

$    118,821   $   163,120   $     505   $  (357)  $   179,829   $    74,033   $ 1,393,738   $   931,318
          --            --       8,469        21       164,734       102,636       203,683       966,303
          --            --      (3,348)    2,832      (417,508)     (152,326)     (535,923)   (1,509,090)
------------   -----------   ---------   -------   -----------   -----------   -----------   -----------
     118,821       163,120       5,626     2,496       (72,945)       24,343     1,061,498       388,531
------------   -----------   ---------   -------   -----------   -----------   -----------   -----------
      36,300       103,363         214       259       155,561       782,115       109,904     1,102,265
  11,968,850     9,355,015       1,792    81,936     1,485,041     2,276,649     4,973,495     5,615,084
          --            --          --        --            --        13,541            --        21,260
        (165)       (4,666)         (2)      (26)       (1,575)       (1,845)      (15,603)      (17,243)
 (10,004,091)   (3,656,232)     (2,125)     (357)     (424,485)     (392,995)   (4,355,746)   (2,752,019)
 (14,593,459)   (3,644,120)   (104,647)       --    (1,213,929)   (1,166,572)   (3,563,320)   (3,789,248)
          --            --          --        --            --       (13,541)           --       (21,260)
          --    (1,162,782)         --        --       (27,594)      (82,621)      (54,159)     (874,322)
------------   -----------   ---------   -------   -----------   -----------   -----------   -----------
 (12,592,565)      990,578    (104,768)   81,812       (26,981)    1,414,731    (2,905,429)     (715,483)
------------   -----------   ---------   -------   -----------   -----------   -----------   -----------
 (12,473,744)    1,153,698     (99,142)   84,308       (99,926)    1,439,074    (1,843,931)     (326,952)
  12,473,744    11,320,046      99,142    14,834     7,179,676     5,740,602    51,744,727    52,071,679
------------   -----------   ---------   -------   -----------   -----------   -----------   -----------
$         --   $12,473,744   $      --   $99,142   $ 7,079,750   $ 7,179,676   $49,900,796   $51,744,727
============   ===========   =========   =======   ===========   ===========   ===========   ===========

  The accompanying notes are an integral part of these financial statements.

                           METLIFE OF CT FUND BD IV
                            FOR VARIABLE ANNUITIES
             STATEMENT OF CHANGES IN NET ASSETS  --  (Continued)
                For the years ended December 31, 2006 and 2005

                                                Putnam VT               Putnam VT
                                                Discovery             International           Putnam VT Small Cap
                                            Growth Subaccount       Equity Subaccount           Value Subaccount
                                                (Class IB)              (Class IB)                 (Class IB)
                                           -------------------   -----------------------   -------------------------
                                             2006       2005        2006         2005          2006          2005
                                             ----       ----        ----         ----          ----          ----

Operations:
 Net investment income (loss) ..........   $ (5,766)  $ (4,915)  $  (52,017)  $   (2,605)  $  (152,293)  $  (157,462)
 Realized gain (loss) ..................      4,245      2,954      295,104      239,345     1,804,410     1,467,366
 Change in unrealized gain (loss) on
   investments..........................     33,910     19,465      975,627      204,883       120,357      (677,894)
                                           --------   --------   ----------   ----------   -----------   -----------
   Net increase (decrease) in net assets
    resulting from operations ..........     32,389     17,504    1,218,714      441,623     1,772,474       632,010
                                           --------   --------   ----------   ----------   -----------   -----------
Unit Transactions:
 Participant purchase payments .........        779        764       57,637        4,064        19,857       154,885
 Participant transfers from
   other funding options................     37,988      6,268    1,447,155      687,371     1,099,045     3,846,271
 Growth rate intra-fund transfers in ...         --         --           --           --            --            --
 Administrative charges ................       (140)      (146)      (1,145)        (988)       (3,243)       (3,395)
 Contract surrenders ...................     (8,154)    (8,215)    (287,295)    (118,573)     (611,495)     (459,613)
 Participant transfers to other funding
   options..............................     (7,585)   (12,967)    (555,002)    (869,839)   (1,888,642)   (3,033,980)
 Growth rate intra-fund transfers out ..         --         --           --           --            --            --
 Other receipts/(payments) .............         --         --      (91,668)          --      (164,368)     (160,962)
                                           --------   --------   ----------   ----------   -----------   -----------
   Net increase (decrease) in net assets
    resulting from unit transactions ...     22,888    (14,296)     569,682     (297,965)   (1,548,846)      343,206
                                           --------   --------   ----------   ----------   -----------   -----------
   Net increase (decrease) in net assets     55,277      3,208    1,788,396      143,658       223,628       975,216
Net Assets:
   Beginning of year....................    335,421    332,213    4,546,913    4,403,255    11,997,393    11,022,177
                                           --------   --------   ----------   ----------   -----------   -----------
   End of year..........................   $390,698   $335,421   $6,335,309   $4,546,913   $12,221,021   $11,997,393
                                           ========   ========   ==========   ==========   ===========   ===========

  The accompanying notes are an integral part of these financial statements.

                           METLIFE OF CT FUND BD IV
                            FOR VARIABLE ANNUITIES
             STATEMENT OF CHANGES IN NET ASSETS  --  (Continued)
                For the years ended December 31, 2006 and 2005

                                                         Travelers Disciplined
  Travelers AIM Capital      Travelers Convertible                Mid               Travelers Equity Income
 Appreciation Subaccount     Securities Subaccount       Cap Stock Subaccount             Subaccount
------------------------   -------------------------   ------------------------   --------------------------
    2006         2005          2006          2005          2006         2005          2006           2005
    ----         ----          ----          ----          ----         ----          ----           ----

$   (11,103)  $  (25,631)  $    11,749   $    32,302   $     1,343   $  (43,505)  $    211,112   $  (388,255)
    483,208       21,796       297,032       129,201     1,040,542      140,865      4,476,636       661,343
   (344,424)     130,147       (88,174)     (224,315)     (763,118)     193,954     (3,422,383)      419,291
-----------   ----------   -----------   -----------   -----------   ----------   ------------   -----------
    127,681      126,312       220,607       (62,812)      278,767      291,314      1,265,365       692,379
-----------   ----------   -----------   -----------   -----------   ----------   ------------   -----------
     22,352      205,014         3,192        51,372         3,132        7,187         59,320       463,433
     13,696      144,296        27,301       197,713        10,484      306,652        361,861     1,240,978
         --           --            --            --            --           --             --        11,867
         (9)        (599)          (14)       (1,581)           --       (1,322)           (93)       (7,501)
    (13,218)     (24,857)     (174,543)     (300,230)      (43,128)    (166,636)      (378,047)   (1,051,905)
 (2,133,258)    (148,592)   (3,514,644)     (954,368)   (3,264,832)    (233,234)   (26,186,107)   (1,541,295)
         --           --            --            --            --           --             --       (11,867)
         --       (5,657)      (32,617)      (16,153)      (17,009)     (15,555)      (250,729)     (336,121)
-----------   ----------   -----------   -----------   -----------   ----------   ------------   -----------
 (2,110,437)     169,605    (3,691,325)   (1,023,247)   (3,311,353)    (102,908)   (26,393,795)   (1,232,411)
-----------   ----------   -----------   -----------   -----------   ----------   ------------   -----------
 (1,982,756)     295,917    (3,470,718)   (1,086,059)   (3,032,586)     188,406    (25,128,430)     (540,032)
  1,982,756    1,686,839     3,470,718     4,556,777     3,032,586    2,844,180     25,128,430    25,668,462
-----------   ----------   -----------   -----------   -----------   ----------   ------------   -----------
$        --   $1,982,756   $        --   $ 3,470,718   $        --   $3,032,586   $         --   $25,128,430
===========   ==========   ===========   ===========   ===========   ==========   ============   ===========

  The accompanying notes are an integral part of these financial statements.

                           METLIFE OF CT FUND BD IV
                            FOR VARIABLE ANNUITIES
             STATEMENT OF CHANGES IN NET ASSETS  --  (Continued)
                For the years ended December 31, 2006 and 2005


                                              Travelers Federated        Travelers Federated        Travelers Large Cap
                                             High Yield Subaccount        Stock Subaccount               Subaccount
                                           ------------------------   ------------------------   -------------------------
                                               2006         2005          2006         2005          2006          2005
                                               ----         ----          ----         ----          ----          ----

Operations:
 Net investment income (loss) ..........   $   174,514   $  (41,208)  $    10,274   $  (15,996)  $    (5,071)  $  (138,582)
 Realized gain (loss) ..................        (1,756)      21,957       217,054       34,020      (178,554)     (337,646)
 Change in unrealized gain (loss) on
   investments..........................      (111,546)      38,605      (191,937)      19,268       460,338     1,040,842
                                           -----------   ----------   -----------   ----------   -----------   -----------
   Net increase (decrease) in net assets
    resulting from operations ..........        61,212       19,354        35,391       37,292       276,713       564,614
                                           -----------   ----------   -----------   ----------   -----------   -----------
Unit Transactions:
 Participant purchase payments .........         1,033       33,227           481        7,427         9,123        91,989
 Participant transfers from
   other funding options................         3,573      222,143           378       60,677        21,448       558,673
 Growth rate intra-fund transfers in ...            --           --            --           --            --            --
 Administrative charges ................            (9)        (802)           (2)        (439)          (58)       (4,104)
 Contract surrenders ...................       (57,156)    (198,261)      (55,486)     (48,821)     (150,073)     (724,578)
 Participant transfers to other funding
   options..............................    (2,498,131)    (659,102)     (990,905)    (162,186)   (9,059,157)   (1,198,739)
 Growth rate intra-fund transfers out ..            --           --            --           --            --            --
 Other receipts/(payments) .............       (11,554)       1,469       (13,809)          --       (30,686)     (134,126)
                                           -----------   ----------   -----------   ----------   -----------   -----------
   Net increase (decrease) in net assets
    resulting from unit transactions ...    (2,562,244)    (601,326)   (1,059,343)    (143,342)   (9,209,403)   (1,410,885)
                                           -----------   ----------   -----------   ----------   -----------   -----------
   Net increase (decrease) in net assets    (2,501,032)    (581,972)   (1,023,952)    (106,050)   (8,932,690)     (846,271)
Net Assets:
   Beginning of year....................     2,501,032    3,083,004     1,023,952    1,130,002     8,932,690     9,778,961
                                           -----------   ----------   -----------   ----------   -----------   -----------
   End of year..........................   $        --   $2,501,032   $        --   $1,023,952   $        --   $ 8,932,690
                                           ===========   ==========   ===========   ==========   ===========   ===========

  The accompanying notes are an integral part of these financial statements.

                           METLIFE OF CT FUND BD IV
                            FOR VARIABLE ANNUITIES
             STATEMENT OF CHANGES IN NET ASSETS  --  (Continued)
                For the years ended December 31, 2006 and 2005

  Travelers Managed      Travelers Managed                                   Travelers Managed
 Allocation Series:     Allocation Series:        Travelers Managed         Allocation Series:
     Aggressive            Conservative          Allocation Series:         Moderate-Aggressive
     Subaccount             Subaccount           Moderate Subaccount            Subaccount
--------------------   --------------------   ------------------------   ------------------------
   2006       2005        2006       2005         2006         2005          2006         2005
   ----       ----        ----       ----         ----         ----          ----         ----

$  10,309   $   (675)  $  19,454   $ (1,562)  $    63,449   $    1,739   $    42,297   $      986
   15,453        126      (7,666)     1,593        32,904        2,914       117,506        1,410
   (3,838)     3,837      (9,905)     9,905       (28,188)      28,188       (55,275)      55,276
---------   --------   ---------   --------   -----------   ----------   -----------   ----------
   21,924      3,288       1,883      9,936        68,165       32,841       104,528       57,672
---------   --------   ---------   --------   -----------   ----------   -----------   ----------
   10,414     65,367          --      7,420       160,410      298,814       171,003      630,767
  643,189     38,070      50,058    816,650     1,619,734    1,110,965       290,637    1,599,049
       --         --          --         --            --           --            --           --
       --        (52)         (2)       (52)           --           (5)           --          (72)
     (375)        --      (9,104)    (1,561)      (11,446)     (59,899)      (13,416)      (6,856)
 (781,825)        --    (638,807)        --    (3,176,999)     (42,580)   (2,833,312)          --
       --         --          --         --            --           --            --           --
       --         --    (236,421)        --            --           --            --           --
---------   --------   ---------   --------   -----------   ----------   -----------   ----------
 (128,597)   103,385    (834,276)   822,457    (1,408,301)   1,307,295    (2,385,088)   2,222,888
---------   --------   ---------   --------   -----------   ----------   -----------   ----------
 (106,673)   106,673    (832,393)   832,393    (1,340,136)   1,340,136    (2,280,560)   2,280,560
  106,673         --     832,393         --     1,340,136           --     2,280,560           --
---------   --------   ---------   --------   -----------   ----------   -----------   ----------
$      --   $106,673   $      --   $832,393   $        --   $1,340,136   $        --   $2,280,560
=========   ========   =========   ========   ===========   ==========   ===========   ==========

  The accompanying notes are an integral part of these financial statements.

                           METLIFE OF CT FUND BD IV
                            FOR VARIABLE ANNUITIES
             STATEMENTS OF CHANGES IN NET ASSETS  --  (Continued)
                For the years ended December 31, 2006 and 2005

                                               Travelers Managed
                                              Allocation Series:                                       Travelers Mercury
                                             Moderate-Conservative         Travelers Managed            Large Cap Core
                                                  Subaccount               Income Subaccount              Subaccount
                                           ------------------------   --------------------------   ------------------------
                                               2006         2005          2006           2005          2006         2005
                                               ----         ----          ----           ----          ----         ----

Operations:
 Net investment income (loss) ..........   $    39,033   $      570   $    315,446   $   405,073   $   (23,190)  $ (113,309)
 Realized gain (loss) ..................         7,968          501     (1,931,377)     (129,690)     (309,245)    (231,790)
 Change in unrealized gain (loss) on
   investments..........................       (25,024)      25,023      1,426,335      (326,892)      797,397    1,048,802
                                           -----------   ----------   ------------   -----------   -----------   ----------
   Net increase (decrease) in net assets
    resulting from operations ..........        21,977       26,094       (189,596)      (51,509)      464,962      703,703
                                           -----------   ----------   ------------   -----------   -----------   ----------
Unit Transactions:
 Participant purchase payments .........       149,273      275,176         31,876       761,037        67,353      167,506
 Participant transfers from other
   funding options......................       179,998      829,708        106,402       727,358       208,040      354,593
 Growth rate intra-fund transfers in ...            --           --             --            --            --           --
 Administrative charges ................            --           --            (58)       (4,752)          (14)      (2,747)
 Contract surrenders ...................       (19,287)      (6,000)      (351,095)     (708,387)     (123,445)    (352,565)
 Participant transfers to other funding
   options..............................    (1,456,939)          --    (20,132,854)   (1,225,028)   (8,122,700)    (611,693)
 Growth rate intra-fund transfers out ..            --           --             --            --            --           --
 Other receipts/(payments) .............            --           --        (16,314)     (369,928)        2,197      (62,255)
                                           -----------   ----------   ------------   -----------   -----------   ----------
   Net increase (decrease) in net assets
    resulting from unit transactions ...    (1,146,955)   1,098,884    (20,362,043)     (819,700)   (7,968,569)    (507,161)
                                           -----------   ----------   ------------   -----------   -----------   ----------
   Net increase (decrease) in net assets    (1,124,978)   1,124,978    (20,551,639)     (871,209)   (7,503,607)     196,542
Net Assets:
   Beginning of year....................     1,124,978           --     20,551,639    21,422,848     7,503,607    7,307,065
                                           -----------   ----------   ------------   -----------   -----------   ----------
   End of year..........................   $        --   $1,124,978   $         --   $20,551,639   $        --   $7,503,607
                                           ===========   ==========   ============   ===========   ===========   ==========

  The accompanying notes are an integral part of these financial statements.

                           METLIFE OF CT FUND BD IV
                            FOR VARIABLE ANNUITIES
             STATEMENTS OF CHANGES IN NET ASSETS  --  (Continued)
                For the years ended December 31, 2006 and 2005


     Travelers MFS(R)             Travelers MFS(R)
      Mid Cap Growth                Total Return              Travelers MFS(R)
        Subaccount                   Subaccount               Value Subaccount
--------------------------   --------------------------   ------------------------
    2006           2005          2006           2005          2006         2005
    ----           ----          ----           ----          ----         ----

$    (57,604)  $  (158,521)  $    612,315   $   403,724   $   (17,819)  $   (5,865)
     686,001      (190,771)     2,345,346     4,250,192       291,133      119,994
      26,779       844,933       (486,174)   (3,601,397)      (26,496)      (6,089)
------------   -----------   ------------   -----------   -----------   ----------
     655,176       495,641      2,471,487     1,052,519       246,818      108,040
------------   -----------   ------------   -----------   -----------   ----------
      15,389        38,147         94,570     1,989,578        83,075      388,361
     153,865    10,511,029      1,194,750     6,843,003       632,171    1,830,188
          --            --             --         8,318            --           --
         (68)       (6,106)          (288)      (25,665)           --         (414)
    (243,568)   (1,217,363)    (1,579,550)   (4,943,921)      (14,543)     (29,751)
 (11,838,081)   (1,098,739)   (79,453,280)   (6,216,002)   (3,753,488)    (304,818)
          --            --             --        (8,319)           --           --
     (70,919)     (113,873)      (368,354)   (1,489,034)           --           --
------------   -----------   ------------   -----------   -----------   ----------
 (11,983,382)    8,113,095    (80,112,152)   (3,842,042)   (3,052,785)   1,883,566
------------   -----------   ------------   -----------   -----------   ----------
 (11,328,206)    8,608,736    (77,640,665)   (2,789,523)   (2,805,967)   1,991,606
  11,328,206     2,719,470     77,640,665    80,430,188     2,805,967      814,361
------------   -----------   ------------   -----------   -----------   ----------
$         --   $11,328,206   $         --   $77,640,665   $        --   $2,805,967
============   ===========   ============   ===========   ===========   ==========

  The accompanying notes are an integral part of these financial statements.

                           METLIFE OF CT FUND BD IV
                            FOR VARIABLE ANNUITIES
             STATEMENTS OF CHANGES IN NET ASSETS  --  (Continued)
                For the years ended December 31, 2006 and 2005


                                              Travelers Mondrian                               Travelers Pioneer
                                              International Stock       Travelers Pioneer        Mid Cap Value
                                                  Subaccount             Fund Subaccount          Subaccount
                                           ------------------------   --------------------   --------------------
                                               2006         2005         2006       2005        2006       2005
                                               ----         ----         ----       ----        ----       ----

Operations:
 Net investment income (loss) ..........   $   225,000   $  (96,300)  $   2,588   $ (9,905)  $    (721)  $   (305)
 Realized gain (loss) ..................     1,898,476      105,940     117,077      4,389       8,077      1,379
 Change in unrealized gain (loss) on
   investments..........................    (1,161,075)     454,734     (83,907)    32,195        (798)       799
                                           -----------   ----------   ---------   --------   ---------   --------
   Net increase (decrease) in net assets
    resulting from operations ..........       962,401      464,374      35,758     26,679       6,558      1,873
                                           -----------   ----------   ---------   --------   ---------   --------
Unit Transactions:
 Participant purchase payments .........        49,891      548,152         461    109,276      30,111     16,399
 Participant transfers from other
   funding options......................       269,167      754,189       8,205     65,327          --     90,585
 Growth rate intra-fund transfers in ...            --           --          --         --          --         --
 Administrative charges ................           (11)      (1,472)         (7)      (225)         --        (20)
 Contract surrenders ...................       (44,660)    (214,313)    (50,386)   (22,216)       (697)    (3,208)
 Participant transfers to other funding
   options..............................    (7,640,528)    (602,031)   (610,865)   (10,434)   (140,685)      (916)
 Growth rate intra-fund transfers out ..            --           --          --         --          --         --
 Other receipts/(payments) .............            --      (33,090)    (29,099)        --          --         --
                                           -----------   ----------   ---------   --------   ---------   --------
   Net increase (decrease) in net assets
    resulting from unit transactions ...    (7,366,141)     451,435    (681,691)   141,728    (111,271)   102,840
                                           -----------   ----------   ---------   --------   ---------   --------
   Net increase (decrease) in net assets    (6,403,740)     915,809    (645,933)   168,407    (104,713)   104,713
Net Assets:
   Beginning of year....................     6,403,740    5,487,931     645,933    477,526     104,713         --
                                           -----------   ----------   ---------   --------   ---------   --------
   End of year..........................   $        --   $6,403,740   $      --   $645,933   $      --   $104,713
                                           ===========   ==========   =========   ========   =========   ========

  The accompanying notes are an integral part of these financial statements.

                           METLIFE OF CT FUND BD IV
                            FOR VARIABLE ANNUITIES
             STATEMENTS OF CHANGES IN NET ASSETS  --  (Continued)
                For the years ended December 31, 2006 and 2005

                                                                                         Travelers
                                                                                        Style Focus
    Travelers Pioneer              Travelers                    Travelers                 Series:
    Strategic Income              Quality Bond              Strategic Equity         Small Cap Growth
       Subaccount                  Subaccount                  Subaccount               Subaccount
------------------------   -------------------------   --------------------------   ------------------
    2006         2005          2006          2005          2006           2005        2006       2005
    ----         ----          ----          ----          ----           ----        ----       ----

$   (26,835)  $  153,019   $   312,034   $   (96,096)  $    (24,342)  $  (175,200)  $   (246)  $  (128)
    (53,116)      (3,385)     (456,778)      (44,563)    (5,899,046)   (1,465,682)     6,016       447
    134,362      (70,998)       94,631       146,156      6,691,796     1,621,960       (616)      616
-----------   ----------   -----------   -----------   ------------   -----------   --------   -------
     54,411       78,636       (50,113)        5,497        768,408       (18,922)     5,154       935
-----------   ----------   -----------   -----------   ------------   -----------   --------   -------
        738      663,195         3,212        75,506          2,346       278,884      4,619    20,231
    445,142    2,961,552        20,224       119,178         34,510       164,953     53,047       920
         --           --            --            --             --            --         --        --
        (10)        (990)          (22)       (3,338)           (63)       (7,594)        (3)       (4)
    (30,919)    (194,091)      (77,534)     (547,980)      (412,885)   (1,133,507)    (8,937)       --
 (5,817,907)    (254,835)   (5,694,858)     (965,996)   (18,001,925)   (1,813,506)   (75,962)       --
         --           --            --            --             --            --         --        --
    (21,757)          --       (46,915)      (63,529)       (59,526)     (173,761)        --        --
-----------   ----------   -----------   -----------   ------------   -----------   --------   -------
 (5,424,713)   3,174,831    (5,795,893)   (1,386,159)   (18,437,543)   (2,684,531)   (27,236)   21,147
-----------   ----------   -----------   -----------   ------------   -----------   --------   -------
 (5,370,302)   3,253,467    (5,846,006)   (1,380,662)   (17,669,135)   (2,703,453)   (22,082)   22,082
  5,370,302    2,116,835     5,846,006     7,226,668     17,669,135    20,372,588     22,082        --
-----------   ----------   -----------   -----------   ------------   -----------   --------   -------
$        --   $5,370,302   $        --   $ 5,846,006   $         --   $17,669,135   $     --   $22,082
===========   ==========   ===========   ===========   ============   ===========   ========   =======

  The accompanying notes are an integral part of these financial statements.

                           METLIFE OF CT FUND BD IV
                            FOR VARIABLE ANNUITIES
             STATEMENTS OF CHANGES IN NET ASSETS  --  (Continued)
                For the years ended December 31, 2006 and 2005

                                                Travelers
                                               Style Focus          Travelers U.S.
                                                 Series:              Government               Travelers
                                             Small Cap Value          Securities         Van Kampen Enterprise
                                                Subaccount            Subaccount              Subaccount
                                           -------------------   -------------------   ------------------------
                                              2006       2005      2006       2005         2006         2005
                                              ----       ----      ----       ----         ----         ----

Operations:
 Net investment income (loss) ..........   $    (456)  $  (176)  $  4,330   $   (818)  $   (18,008)  $  (56,605)
 Realized gain (loss) ..................      12,405       389     (6,437)     2,343    (2,084,258)    (490,505)
 Change in unrealized gain (loss) on
   investments..........................      (1,523)    1,522       (580)       580     2,248,344      775,026
                                           ---------   -------   --------   --------   -----------   ----------
   Net increase (decrease) in net assets
    resulting from operations ..........      10,426     1,735     (2,687)     2,105       146,078      227,916
                                           ---------   -------   --------   --------   -----------   ----------
Unit Transactions:
 Participant purchase payments .........      20,848    27,606          1         --         1,493        1,002
 Participant transfers from other
   funding options......................      47,815    16,422     32,339    199,890         6,250       60,107
 Growth rate intra-fund transfers in ...          --        --         --         --            --           --
 Administrative charges ................          (3)      (13)        --        (21)          (11)      (1,723)
 Contract surrenders ...................      (9,797)       --       (247)   (71,476)      (58,598)    (313,254)
 Participant transfers to other funding
   options..............................    (115,039)       --    (76,887)   (83,017)   (3,914,050)    (299,852)
 Growth rate intra-fund transfers out ..          --        --         --         --            --           --
 Other receipts/(payments) .............          --        --         --         --       (35,200)     (14,333)
                                           ---------   -------   --------   --------   -----------   ----------
   Net increase (decrease) in net assets
    resulting from unit transactions ...     (56,176)   44,015    (44,794)    45,376    (4,000,116)    (568,053)
                                           ---------   -------   --------   --------   -----------   ----------
   Net increase (decrease) in net assets     (45,750)   45,750    (47,481)    47,481    (3,854,038)    (340,137)
Net Assets:
   Beginning of year....................      45,750        --     47,481         --     3,854,038    4,194,175
                                           ---------   -------   --------   --------   -----------   ----------
   End of year..........................   $      --   $45,750   $     --   $ 47,481   $        --   $3,854,038
                                           =========   =======   ========   ========   ===========   ==========

  The accompanying notes are an integral part of these financial statements.

                           METLIFE OF CT FUND BD IV
                            FOR VARIABLE ANNUITIES
             STATEMENTS OF CHANGES IN NET ASSETS  --  (Continued)
                For the years ended December 31, 2006 and 2005

       Van Kampen              Van Kampen                Van Kampen
      LIT Comstock           LIT Enterprise         LIT Strategic Growth        VIP Contrafund(R)
       Subaccount              Subaccount                Subaccount                 Subaccount
       (Class II)              (Class II)                (Class I)              (Service Class 2)
-----------------------   --------------------   -------------------------   -----------------------
   2006         2005         2006       2005         2006          2005         2006         2005
   ----         ----         ----       ----         ----          ----         ----         ----

$   (8,911)  $  (28,138)  $  (5,500)  $ (5,490)  $  (235,108)  $  (209,959)  $  (45,301)  $  (94,935)
   420,832      254,540      18,835     11,652    (1,321,131)   (1,955,637)   1,099,291      164,015
   115,557     (122,050)     (4,116)    21,032     1,718,636     3,119,438     (298,571)     897,894
----------   ----------   ---------   --------   -----------   -----------   ----------   ----------
   527,478      104,352       9,219     27,194       162,397       953,842      755,419      966,974
----------   ----------   ---------   --------   -----------   -----------   ----------   ----------
    15,993        6,637          --         --         3,736        32,249       28,723       21,768
   175,871      465,189       1,892     24,304       234,423       381,098      478,236    1,885,670
        --           --          --         --            --            --           --           --
    (1,070)      (1,170)        (43)       (45)       (6,462)       (7,880)      (2,990)      (2,900)
  (603,505)    (282,735)   (135,526)   (30,795)     (937,280)     (983,450)    (459,207)    (432,744)
  (131,039)    (156,722)    (23,182)    (8,486)   (1,290,680)   (1,695,583)    (834,393)    (239,257)
        --           --          --         --            --            --           --           --
  (163,918)    (132,123)         --    (63,168)     (239,555)     (155,595)     (59,405)     (35,943)
----------   ----------   ---------   --------   -----------   -----------   ----------   ----------
  (707,668)    (100,924)   (156,859)   (78,190)   (2,235,818)   (2,429,161)    (849,036)   1,196,594
----------   ----------   ---------   --------   -----------   -----------   ----------   ----------
  (180,190)       3,428    (147,640)   (50,996)   (2,073,421)   (1,475,319)     (93,617)   2,163,568
 4,343,907    4,340,479     466,620    517,616    16,241,358    17,716,677    8,238,986    6,075,418
----------   ----------   ---------   --------   -----------   -----------   ----------   ----------
$4,163,717   $4,343,907   $ 318,980   $466,620   $14,167,937   $16,241,358   $8,145,369   $8,238,986
==========   ==========   =========   ========   ===========   ===========   ==========   ==========

  The accompanying notes are an integral part of these financial statements.

                           METLIFE OF CT FUND BD IV
                            FOR VARIABLE ANNUITIES
             STATEMENTS OF CHANGES IN NET ASSETS  --  (Concluded)
                For the years ended December 31, 2006 and 2005

                                                                           VIP Dynamic
                                                                             Capital
                                               VIP Contrafund(R)           Appreciation             VIP Mid Cap
                                                   Subaccount               Subaccount               Subaccount
                                                (Service Class)         (Service Class 2)        (Service Class 2)
                                           -------------------------   -------------------   -------------------------
                                               2006          2005        2006       2005         2006          2005
                                               ----          ----        ----       ----         ----          ----

Operations:
 Net investment income (loss) ..........   $  (140,048)  $  (320,450)  $ (3,677)  $ (3,112)  $  (272,607)  $  (234,268)
 Realized gain (loss) ..................     3,094,691       243,563     16,609      2,457     2,943,193       606,899
 Change in unrealized gain (loss) on
   investments..........................      (295,013)    3,390,759     21,266     33,212      (863,507)    1,851,840
                                           -----------   -----------   --------   --------   -----------   -----------
   Net increase (decrease) in net assets
    resulting from operations ..........     2,659,630     3,313,872     34,198     32,557     1,807,079     2,224,471
                                           -----------   -----------   --------   --------   -----------   -----------
Unit Transactions:
 Participant purchase payments .........       517,237     1,146,045        889      1,860       238,618       715,904
 Participant transfers from other
   funding options......................     3,971,073     3,646,858        382    111,871     3,774,074     3,648,712
 Growth rate intra-fund transfers in ...            --            --         --         --            --        12,447
 Administrative charges ................        (7,708)       (7,001)      (174)      (144)       (4,624)       (3,886)
 Contract surrenders ...................    (2,034,447)   (1,005,748)    (4,547)    (5,040)   (1,216,748)     (793,435)
 Participant transfers to other funding
   options..............................    (1,895,593)     (997,034)   (32,322)   (10,169)   (2,602,443)   (1,049,444)
 Growth rate intra-fund transfers out ..            --            --         --         --            --       (12,447)
 Other receipts/(payments) .............      (169,077)     (228,173)        --     (4,915)     (133,424)      (88,256)
                                           -----------   -----------   --------   --------   -----------   -----------
   Net increase (decrease) in net assets
    resulting from unit transactions ...       381,485     2,554,947    (35,772)    93,463        55,453     2,429,595
                                           -----------   -----------   --------   --------   -----------   -----------
   Net increase (decrease) in net assets     3,041,115     5,868,819     (1,574)   126,020     1,862,532     4,654,066
Net Assets:
   Beginning of year....................    26,567,310    20,698,491    301,094    175,074    16,968,773    12,314,707
                                           -----------   -----------   --------   --------   -----------   -----------
   End of year..........................   $29,608,425   $26,567,310   $299,520   $301,094   $18,831,305   $16,968,773
                                           ===========   ===========   ========   ========   ===========   ===========

  The accompanying notes are an integral part of these financial statements.

                        NOTES TO FINANCIAL STATEMENTS

1. BUSINESS

MetLife of CT Fund BD IV for Variable Annuities ("Fund BD IV") (formerly, The Travelers Fund BD IV for Variable Annuities) is a separate account of MetLife Life and Annuity Company of Connecticut (the "Company") (formerly, The Travelers Life and Annuity Company), an indirect wholly owned subsidiary of MetLife, Inc., a Delaware corporation, and is available for funding certain variable annuity contracts issued by the Company. Fund BD IV, established on March 27, 1997, is registered under the Investment Company Act of 1940, as amended, as a unit investment trust. The products supported by Fund BD IV are Index Annuity (formerly, Travelers Index Annuity), Vintage XTRA Annuity (formerly, Travelers Vintage XTRA Annuity), Vintage XTRA (Series II) Variable Annuity (formerly, Travelers Life & Annuity Vintage XTRA (Series II) Annuity), Protected Equity Portfolio (formerly, Travelers Protected Equity Portfolio) and Portfolio Architect XTRA Variable Annuity (formerly, Travelers Portfolio Architect XTRA Annuity).

Fund BD IV is divided into Subaccounts, each of which is treated as an individual separate account for financial reporting purposes. Each Subaccount invests in shares of the corresponding portfolios, series and funds (with the same name) of registered investment management companies (collectively, the "Funds") which are presented below. For convenience, the portfolios, series or funds are referred to as "portfolios".


AIM Variable Insurance Funds                                   Legg Mason Partners Variable Portfolios II
American Funds Insurance Series                                Legg Mason Partners Variable Portfolios III, Inc.
Credit Suisse Trust                                            Legg Mason Partners Variable Portfolios IV
Dreyfus Variable Investment Fund                               Lord Abbett Series Fund, Inc.
DWS Investments VIT Funds                                      Met Investors Series Trust
Franklin Templeton Variable Insurance Products Trust           Metropolitan Series Fund, Inc.
Janus Aspen Series                                             PIMCO Variable Insurance Trust
Legg Mason Partners Investment Series                          Putnam Variable Trust
Legg Mason Partners Variable Portfolios V                      Van Kampen Life Investment Trust
Legg Mason Partners Variable Portfolios I, Inc.                Variable Insurance Products Fund

Participant purchase payments applied to Fund BD IV are invested in one or more Subaccounts in accordance with the selection made by the contract owner. The following Subaccounts were available for investment as of December 31, 2006 (the share class indicated in parenthesis is that of the portfolio in which the Subaccount invests):

   AIM V.I. Core Equity Subaccount (Series I)
   American Funds Global Growth Subaccount (Class 2)
   American Funds Growth Subaccount (Class 2)
   American Funds Growth-Income Subaccount (Class 2)
   Credit Suisse Trust Emerging Markets Subaccount
   Dreyfus VIF Appreciation Subaccount (Initial Shares)
   Dreyfus VIF Developing Leaders Subaccount (Initial Shares)
   DWS VIT Small Cap Index Subaccount (Class A)
   FTVIPT Franklin Income Securities Subaccount (Class 2)
   FTVIPT Franklin Small-Mid Cap Growth Securities Subaccount (Class 2) FTVIPT Templeton Developing Markets Securities Subaccount (Class 2) FTVIPT Templeton Foreign Securities Subaccount (Class 2)
   Janus Aspen Global Life Sciences Subaccount (Service Shares)
   Janus Aspen Global Technology Subaccount (Service Shares)
   Janus Aspen Mid Cap Growth Subaccount (Service Shares)
   Janus Aspen Worldwide Growth Subaccount (Service Shares)
   LMPIS Dividend Strategy Subaccount
   LMPIS Premier Selections All Cap Growth Subaccount
   LMPVPV Small Cap Growth Opportunities Subaccount
   LMPVPI All Cap Subaccount (Class I)
   LMPVPI Investors Subaccount (Class I)
   LMPVPI Large Cap Growth Subaccount (Class I)
   LMPVPI Small Cap Growth Subaccount (Class I)

   LMPVPII Aggressive Growth Subaccount (Class I)
   LMPVPII Appreciation Subaccount
   LMPVPII Diversified Strategic Income Subaccount
   LMPVPII Equity Index Subaccount (Class I)
   LMPVPII Equity Index Subaccount (Class II)
   LMPVPII Fundamental Value Subaccount
   LMPVPII Growth and Income Subaccount (Class I)
   LMPVPIII Adjustable Rate Income Subaccount
   LMPVPIII Aggressive Growth Subaccount
   LMPVPIII High Income Subaccount
   LMPVPIII International All Cap Growth Subaccount
   LMPVPIII Large Cap Growth Subaccount
   LMPVPIII Large Cap Value Subaccount
   LMPVPIII Mid Cap Core Subaccount
   LMPVPIII Money Market Subaccount
   LMPVPIV Multiple Discipline Subaccount-All Cap Growth and Value
   LMPVPIV Multiple Discipline Subaccount-Balanced All Cap Growth and Value LMPVPIV Multiple Discipline Subaccount-Global All Cap Growth and Value LMPVPIV Multiple Discipline Subaccount-Large Cap Growth and Value
   Lord Abbett Growth and Income Subaccount (Class VC)
   Lord Abbett Mid-Cap Value Subaccount (Class VC)
   MIST Batterymarch Mid-Cap Stock Subaccount (Class A)
   MIST BlackRock High Yield Subaccount (Class A)
   MIST BlackRock Large-Cap Core Subaccount (Class A)
   MIST Dreman Small-Cap Value Subaccount (Class A)
   MIST Harris Oakmark International Subaccount (Class A)
   MIST Janus Capital Appreciation Subaccount (Class A)
   MIST Legg Mason Partners Managed Assets Subaccount (Class A)
   MIST Lord Abbett Bond Debenture Subaccount (Class A)
   MIST Lord Abbett Growth and Income Subaccount (Class B)
   MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
   MIST Met/AIM Capital Appreciation Subaccount (Class A)
   MIST Met/AIM Small Cap Growth Subaccount (Class A)
   MIST MFS(R) Value Subaccount (Class A)
   MIST Neuberger Berman Real Estate Subaccount (Class A)
   MIST Pioneer Fund Subaccount (Class A)
   MIST Pioneer Mid-Cap Value Subaccount (Class A)
   MIST Pioneer Strategic Income Subaccount (Class A)
   MIST Third Avenue Small Cap Value Subaccount (Class B)
   MSF BlackRock Aggressive Growth Subaccount (Class D)
   MSF BlackRock Bond Income Subaccount (Class A)
   MSF BlackRock Bond Income Subaccount (Class E)
   MSF BlackRock Money Market Subaccount (Class A)
   MSF Capital Guardian U.S. Equity Subaccount (Class A)
   MSF FI Large Cap Subaccount (Class A)
   MSF FI Value Leaders Subaccount (Class D)
   MSF MetLife Aggressive Allocation Subaccount (Class B)
   MSF MetLife Conservative Allocation Subaccount (Class B)
   MSF MetLife Conservative to Moderate Allocation Subaccount (Class B)
   MSF MetLife Moderate Allocation Subaccount (Class B)
   MSF MetLife Moderate to Aggressive Allocation Subaccount (Class B)

   MSF MFS(R) Total Return Subaccount (Class F)
   MSF Morgan Stanley EAFE Index Subaccount (Class A)
   MSF Oppenheimer Global Equity Subaccount (Class B)
   MSF T. Rowe Price Large Cap Growth Subaccount (Class B)
   MSF Western Asset Management High Yield Bond Subaccount (Class A) MSF Western Asset Management U.S. Government Subaccount (Class A) PIMCO VIT Real Return Subaccount (Administrative Class)
   PIMCO VIT Total Return Subaccount (Administrative Class)
   Putnam VT Discovery Growth Subaccount (Class IB)
   Putnam VT International Equity Subaccount (Class IB)
   Putnam VT Small Cap Value Subaccount (Class IB)
   Van Kampen LIT Comstock Subaccount (Class II)
   Van Kampen LIT Enterprise Subaccount (Class II)
   Van Kampen LIT Strategic Growth Subaccount (Class I)
   VIP Contrafund(R) Subaccount (Service Class 2)
   VIP Contrafund(R) Subaccount (Service Class)
   VIP Dynamic Capital Appreciation Subaccount (Service Class 2)
   VIP Mid Cap Subaccount (Service Class 2)

   The operations of the Subaccounts changed as follows during the years ending December 31, 2006 and 2005:

   For the year ended December 31, 2006:

   Mergers:

   Old Portfolio                                                 New Portfolio
   -------------                                                 -------------

   AIM V.I. Premier Equity Portfolio (a)                         AIM V.I. Core Equity Portfolio (b)
   Capital Appreciation Fund (a)                                 Janus Capital Appreciation Portfolio (b)
   High Yield Bond Trust (a)                                     Western Asset Management High Yield Bond Portfolio (b)
   Managed Assets Trust (a)                                      Managed Assets Portfolio (b)
   Money Market Portfolio (a)                                    BlackRock Money Market Portfolio (b)
   Travelers AIM Capital Appreciation Portfolio (a)              Met/AIM Capital Appreciation Portfolio (b)
   Travelers Convertible Securities Portfolio (a)                Lord Abbett Bond Debenture Portfolio (b)
   Travelers Disciplined Mid Cap Stock Portfolio (a)             Batterymarch Mid-Cap Stock Portfolio (b)
   Travelers Federated High Yield Portfolio (a)                  Federated High Yield Portfolio (b)
   Travelers Federated Stock Portfolio (a)                       Lord Abbett Growth and Income Portfolio (b)
   Travelers Mercury Large-Cap Core Portfolio (a)                Mercury Large-Cap Core Portfolio (b)
   Travelers MFS Value Portfolio (a)                             MFS Value Portfolio (b)
   Travelers Mondrian International Stock Portfolio (a)          Harris Oakmark International Portfolio (b)
   Travelers Pioneer Fund Portfolio (a)                          Pioneer Fund Portfolio (b)
   Travelers Pioneer Mid-Cap Value Portfolio (a)                 Pioneer Mid-Cap Value Portfolio (b)
   Travelers Pioneer Strategic Income Portfolio (a)              Pioneer Strategic Income Portfolio (b)
   Travelers Style Focus: Small Cap Growth Portfolio (a)         Met/AIM Small Cap Growth Portfolio (b)
   Travelers Style Focus: Small Cap Value Portfolio (a)          Dreman Small-Cap Value Portfolio (b)
   Travelers Equity Income Portfolio (a)                         FI Value Leaders Portfolio (b)
   Travelers Large Cap Portfolio (a)                             FI Large Cap Portfolio (b)
   Travelers Managed Allocation: Conservative Portfolio (a)      MetLife Conservative Allocation Portfolio (b)
   Travelers Managed Allocation: Moderate-Conservative           MetLife Conservative to Moderate Allocation Portfolio (b)
    Portfolio (a)
   Travelers Managed Allocation: Moderate Portfolio (a)          MetLife Moderate Allocation Portfolio (b)
   Travelers Managed Allocation: Moderate-Aggressive             MetLife Moderate to Aggressive Allocation Portfolio (b)
    Portfolio (a)
   Travelers Managed Allocation: Aggressive Portfolio (a)        MetLife Aggressive Allocation Portfolio (b)



   Old Portfolio                                                 New Portfolio
   -------------                                                 -------------

   Travelers MFS Mid Cap Growth Portfolio (a)                    BlackRock Aggressive Growth Portfolio (b)
   Travelers MFS Total Return Portfolio (a)                      MFS Total Return Portfolio (b)
   Travelers Strategic Equity Portfolio (a)                      FI Large Cap Portfolio (b)
   Travelers Managed Income Portfolio (a)                        BlackRock Bond Income Portfolio (b)
   Travelers Quality Bond Portfolio (a)                          BlackRock Bond Income Portfolio (b)
   Travelers U.S. Government Securities Portfolio (a)            Western Asset Management U.S. Government Portfolio (b)
   Van Kampen Enterprise Portfolio (a)                           Capital Guardian U.S. Equity Portfolio (b)

   (a)  For the period January 1, 2006 to April 30, 2006

   (b)  For the period May 1, 2006 to December 31, 2006

   Substitutions:

   Old Portfolio                                                 New Portfolio
   -------------                                                 -------------

   Delaware VIP REIT Portfolio (c)                               Neuberger Berman Real Estate Portfolio (d)
   Janus Aspen Balanced Portfolio (c)                            MFS Total Return Portfolio (d)
   AllianceBernstein Growth and Income Portfolio (c)             Lord Abbett Growth and Income Portfolio (d)
   AllianceBernstein Large Cap Growth Portfolio (c)              T.Rowe Price Large Cap Growth Portfolio (d)
   FAM Variable Series Mercury Value Opportunities V.I.          Third Avenue Small Cap Value Portfolio (d)
    Portfolio (c)
   FAM Variable Series Mercury Global Allocation V.I.            Oppenheimer Global Equity Portfolio (d)
    Portfolio (c)
   Templeton Mutual Shares Securities Portfolio (c)              Lord Abbett Growth and Income Portfolio (d)
   Templeton Growth Securities Portfolio (c)                     Oppenheimer Global Equity Portfolio (d)
   Oppenheimer Main Street Portfolio (c)                         Lord Abbett Growth and Income Portfolio (d)
   Lazard Retirement Small Cap Portfolio (e)                     Third Avenue Small Cap Value Portfolio (f)

   (c)  For the period January 1, 2006 to April 30, 2006

   (d)  For the period May 1, 2006 to December 31, 2006

   (e)  For the period January 1, 2006 to November 12, 2006

   (f)  For the period November 13, 2006 to December 31, 2006

   Name Changes:

   Old Name                                                      New Name
   --------                                                      --------

   Greenwich Street Series Fund Appreciation Subaccount          LMPVII Appreciation Subaccount
   Greenwich Street Series Fund Diversified Strategic Income     LMPVPII Diversified Strategic Income Subaccount
    Subaccount
   Smith Barney Equity Index Subaccount                          LMPVPII Equity Index Subaccount
   Salomon Brothers Variable Aggressive Growth Fund              LMPVPII Aggressive Growth Subaccount
   Salomon Brothers Variable Growth & Income Fund                LMPVPII Growth and Income Subaccount
   Smith Barney Fundamental Value Subaccount                     LMPVPII Fundamental Value Subaccount
   Salomon Brothers Variable All Cap Fund                        LMPVPI All Cap Subaccount
   Salomon Brothers Variable Investors Fund                      LMPVPI Investors Subaccount
   Salomon Brothers Variable Large Cap Growth Fund               LMPVPI Large Cap Growth Subaccount
   Salomon Brothers Variable Small Cap Growth Fund               LMPVPI Small Cap Growth Subaccount
   Scudder Small Cap Index Fund                                  DWS Small Cap Index Subaccount
   Smith Barney Dividend Strategy Subaccount                     LMPIS Dividend Strategy Subaccount
   Smith Barney Premier Selections All Cap Growth Subaccount     LMPIS Premier Selections All Cap Growth Subaccount
   Multiple Discipline Subaccount - All Cap Growth and Value     LMPVPIV Multiple Discipline Subaccount - All Cap Growth
    Subaccount                                                    and Value Subaccount


1. BUSINESS  --  (Concluded)


   Old Name                                                      New Name
   --------                                                      --------

   Multiple Discipline Subaccount - Balanced All Cap Growth      LMPVPIV Multiple Discipline Subaccount - Balanced All Cap
    and Value Subaccount                                          Growth and Value Subaccount
   Multiple Discipline Subaccount - Global All Cap Growth and    LMPVPIV Multiple Discipline Subaccount - Global All Cap
    Value Subaccount                                              Growth and Value Subaccount
   Multiple Discipline Subaccount - Large Cap Growth and         LMPVPIV Multiple Discipline Subaccount - Large Cap Growth
    Value Subaccount                                              and Value Subaccount
   SB Adjustable Rate Income Subaccount                          LMPVPIII Adjustable Rate Income Subaccount
   Smith Barney Aggressive Growth Subaccount                     LMPVPIII Aggressive Growth Subaccount
   Smith Barney High Income Subaccount                           LMPVPIII High Income Subaccount
   Smith Barney International All Cap Growth Subaccount          LMPVPIII International All Cap Growth Subaccount
   Smith Barney Large Capitalization Growth Subaccount           LMPVPIII Large Cap Growth Subaccount
   Smith Barney Large Cap Value Subaccount                       LMPVPIII Large Cap Value Subaccount
   Smith Barney Mid Cap Core Subaccount                          LMPVPIII Mid Cap Core Subaccount
   Smith Barney Money Market Subaccount                          LMPVPIII Money Market Subaccount
   Smith Barney Small Cap Growth Opportunities Subaccount        LMPVPV Small Cap Growth Opportunities Subaccount
   Mercury Large-Cap Core Subaccount                             BlackRock Large-Cap Core Subaccount
   Federated High Yield Subaccount                               BlackRock High Yield Subaccount

   For the year ended December 31, 2005:

Effective February 25, 2005, The Travelers Series Trust: MFS Emerging Growth Portfolio was merged into The Travelers Series Trust: MFS Mid Cap Growth Portfolio.

Not all funds may be available in all states or to all contract owners.

This report is prepared for the general information of contract owners and is not an offer of units of Fund BD IV or shares of Fund BD IV's underlying funds. It should not be used in connection with any offer except in conjunction with the prospectus for Fund BD IV product(s) offered by the Company and the prospectuses of the underlying funds, which collectively contain all pertinent information, including additional information on charges and expenses.

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies consistently followed by Fund BD IV in the preparation of its financial statements.

Investments are valued daily at the net asset values per share of the underlying funds. Short-term investments are reported at fair value based on quoted market prices. Short-term investments, for which there is no reliable quoted market price, are recorded at amortized cost which approximates fair value. Changes in fair values are recorded in the Statement of Operations.

Security transactions are accounted for on a trade date basis. Realized gains and losses on the sales of investments are computed on the basis of the average cost of the investment sold. Income from dividends and realized gain distributions are recorded on the ex-distribution date.

Included in "other receipts/(payments)" in the Statement of Changes in Net Assets are primarily contract benefits which have been re-deposited with the Company and distributions for payouts.

The operations of Fund BD IV form a part of the total operations of the Company and are not taxed separately. The Company is taxed as a life insurance company under the Internal Revenue Code of 1986 (the "Code"). Under existing federal income tax law, no taxes are payable on the earnings of Fund BD IV. Fund BD IV is not taxed as a "regulated investment company" under Subchapter M of the Code.

Net Assets allocated to contracts in the payout period are computed according to the 1983 Individual Annuitant Mortality Table A for the Index product and the Annuity 2000 Table for the Portfolio Architect XTRA, Protected Equity Portfolio, Vintage XTRA, and Vintage XTRA (Series II) products. The assumed investment return is 3.0 percent for all products. The mortality risk is fully borne by the Company and may result in additional amounts being transferred into the variable annuity account by the Company to cover greater longevity of annuitants than expected. Conversely, if amounts allocated exceed amounts required, transfers may be made to the Company.

The financial highlights disclosure is comprised of the units, unit values, net assets, investment income ratio, expense ratios and total returns for each Subaccount. Since each Subaccount offers multiple contract charges, certain information is provided in the form of a range. The range information may reflect varying time periods if assets did not exist with all contract charge options of the Subaccount for the entire year.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. CONTRACT CHARGES

The asset-based charges listed below are deducted, as appropriate, each business day and are assessed through the calculation of accumulation and/or annuity unit values:

  -  Mortality and Expense Risks assumed by the Company ("M&E")

  -  Administrative fees paid for administrative expenses ("ADM")

  -  Enhanced Stepped-up Provision, if elected by the contract owner
 ("E.S.P.")

  - Guaranteed Minimum Withdrawal Benefit, if elected by the contract owner ("GMWB")

  - Guaranteed Minimum Accumulations Benefit, if elected by the contract owner ("GMAB")

  -  Principal Protection Fees, if elected by the contract owner ("PP")

Below is a table displaying separate account charges with their associated products offered in Fund BD IV for each funding option. The table displays Standard ("S"), Enhanced ("E"), Annual Step-Up ("SU") and Roll-up ("R") Death Benefit ("Dth Ben") designations.

                                    Dth
   Separate Account Charge (1)      Ben   Product
   ---------------------------      ---   -------

Separate Account Charge 1.40%        S    Index Annuity
                                     S    Portfolio Architect XTRA (notes 2-4)
                                     S    Vintage XTRA (note 2)
Separate Account Charge 1.55%        S    Vintage XTRA (Series II) (note 2)
Separate Account Charge 1.60% (A)    S    Portfolio Architect XTRA (notes 2-4)
                                     S    Vintage XTRA (note 2)
Separate Account Charge 1.60% (B)    E    Index Annuity
                                     E    Portfolio Architect XTRA (notes 2-4)
                                     E    Vintage XTRA (note 2)
Separate Account Charge 1.65%        SU   Vintage XTRA (Series II) (note 2)
                                     S    Portfolio Architect XTRA (notes 2-4)
                                     S    Vintage XTRA (note 2)
Separate Account Charge 1.70%        S    Vintage XTRA (Series II) (note 2)
Separate Account Charge 1.80% (A)    S    Portfolio Architect XTRA (notes 2-4)
                                     S    Vintage XTRA (note 2)
Separate Account Charge 1.80% (B)    E    Portfolio Architect XTRA (notes 2-4)
                                     E    Vintage XTRA (note 2)
                                     S    Vintage XTRA (Series II) (note 2)
                                     SU   Vintage XTRA (Series II) (note 2)
Separate Account Charge 1.85%        R    Vintage XTRA (Series II) (note 2)
                                     S    Portfolio Architect XTRA (notes 2-4)
                                     S    Vintage XTRA (note 2)
                                     E    Portfolio Architect XTRA (notes 2-4)
                                     E    Vintage XTRA (note 2)
Separate Account Charge 1.90%        SU   Vintage XTRA (Series II) (note 2)
                                     S    Portfolio Architect XTRA (notes 2-4)
                                     S    Vintage XTRA (note 2)
Separate Account Charge 1.95%        S    Vintage XTRA (Series II) (note 2)
                                     S    Vintage XTRA (Series II) (note 2)
Separate Account Charge 2.00% (A)    S    Portfolio Architect XTRA (notes 2-4)
                                     S    Vintage XTRA (note 2)
Separate Account Charge 2.00% (B)    E    Portfolio Architect XTRA (notes 2-4)
                                     E    Vintage XTRA (note 2)
                                     R    Vintage XTRA (Series II) (note 2)

                                                                Asset-based Charges
                                    ---------------------------------------------------------------------------
                                                                    Optional Features
                                                  ----------------------------------------------------    Total
   Separate Account Charge (1)       M&E    ADM   E.S.P.   GMWB I   GMWB II   GMWB III   GMAB   PP (5)   Charge
   ---------------------------       ---    ---   ------   ------   -------   --------   ----   ------   ------

Separate Account Charge 1.40%       1.25%  0.15%                                                           1.40%
                                    1.25%  0.15%                                                           1.40%
                                    1.25%  0.15%                                                           1.40%
Separate Account Charge 1.55%       1.40%  0.15%                                                           1.55%
Separate Account Charge 1.60% (A)   1.25%  0.15%   0.20%                                                   1.60%
                                    1.25%  0.15%   0.20%                                                   1.60%
Separate Account Charge 1.60% (B)   1.45%  0.15%                                                           1.60%
                                    1.45%  0.15%                                                           1.60%
                                    1.45%  0.15%                                                           1.60%
Separate Account Charge 1.65%       1.50%  0.15%                                                           1.65%
                                    1.25%  0.15%                                0.25%                      1.65%
                                    1.25%  0.15%                                0.25%                      1.65%
Separate Account Charge 1.70%       1.40%  0.15%   0.15%                                                   1.70%
Separate Account Charge 1.80% (A)   1.25%  0.15%            0.40%                                          1.80%
                                    1.25%  0.15%            0.40%                                          1.80%
Separate Account Charge 1.80% (B)   1.45%  0.15%   0.20%                                                   1.80%
                                    1.45%  0.15%   0.20%                                                   1.80%
                                    1.40%  0.15%                                0.25%                      1.80%
                                    1.50%  0.15%   0.15%                                                   1.80%
Separate Account Charge 1.85%       1.70%  0.15%                                                           1.85%
                                    1.25%  0.15%   0.20%                        0.25%                      1.85%
                                    1.25%  0.15%   0.20%                        0.25%                      1.85%
                                    1.45%  0.15%                                0.25%                      1.85%
                                    1.45%  0.15%                                0.25%                      1.85%
Separate Account Charge 1.90%       1.50%  0.15%                                0.25%                      1.90%
                                    1.25%  0.15%                     0.005                                 1.90%
                                    1.25%  0.15%                     0.005                                 1.90%
Separate Account Charge 1.95%       1.40%  0.15%            0.40%                                          1.95%
                                    1.40%  0.15%   0.15%                        0.25%                      1.95%
Separate Account Charge 2.00% (A)   1.25%  0.15%   0.20%    0.40%                                          2.00%
                                    1.25%  0.15%   0.20%    0.40%                                          2.00%
Separate Account Charge 2.00% (B)   1.45%  0.15%            0.40%                                          2.00%
                                    1.45%  0.15%            0.40%                                          2.00%
                                    1.70%  0.15%   0.15%                                                   2.00%

                                    Dth
   Separate Account Charge (1)      Ben   Product
   ---------------------------      ---   -------

Separate Account Charge 2.05%        S    Vintage XTRA (Series II) (note 2)
                                     S    Vintage XTRA (Series II) (note 2)
                                     SU   Vintage XTRA (Series II) (note 2)
                                     SU   Vintage XTRA (Series II) (note 2)
                                     E    Portfolio Architect XTRA (notes 2-4)
                                     E    Vintage XTRA (note 2)
Separate Account Charge 2.10%        S    Vintage XTRA (Series II) (note 2)
                                     R    Vintage XTRA (Series II) (note 2)
                                     S    Portfolio Architect XTRA (notes 2-4)
                                     S    Vintage XTRA (note 2)
                                     E    Portfolio Architect XTRA (notes 2-4)
                                     E    Vintage XTRA (note 2)
Separate Account Charge 2.15% (B)    SU   Vintage XTRA (Series II) (note 2)
                                     SU   Vintage XTRA (Series II) (note 2)
Separate Account Charge 2.20% (A)    S    Vintage XTRA (Series II) (note 2)
                                     S    Index Annuity
                                     S    Vintage XTRA (Series II) (note 2)
                                     SU   Vintage XTRA (Series II) (note 2)
Separate Account Charge 2.20% (B)    E    Portfolio Architect XTRA (notes 2-4)
                                     E    Vintage XTRA (note 2)
Separate Account Charge 2.25% (A)    R    Vintage XTRA (Series II) (note 2)
                                     S    Index Annuity
Separate Account Charge 2.25% (B)    R    Vintage XTRA (Series II) (note 2)
Separate Account Charge 2.30% (B)    E    Portfolio Architect XTRA (notes 2-4)
                                     E    Vintage XTRA (note 2)
                                     SU   Vintage XTRA (Series II) (note 2)
                                     SU   Vintage XTRA (Series II) (note 2)
Separate Account Charge 2.35% (A)    S    Index Annuity
                                          Protected Equity Portfolio
Separate Account Charge 2.35% (B)    R    Vintage XTRA (Series II) (note 2)
                                     R    Vintage XTRA (Series II) (note 2)
Separate Account Charge 2.40% (A)    S    Index Annuity
                                     R    Vintage XTRA (Series II) (note 2)
Separate Account Charge 2.40% (C)    E    Index Annuity
Separate Account Charge 2.45%        E    Index Annuity
Separate Account Charge 2.50% (A)    R    Vintage XTRA (Series II) (note 2)
                                     S    Index Annuity
Separate Account Charge 2.50% (B)    R    Vintage XTRA (Series II) (note 2)
Separate Account Charge 2.55% (A)    E    Index Annuity
Separate Account Charge 2.55% (B)    S    Index Annuity
Separate Account Charge 2.60%        E    Index Annuity
Separate Account Charge 2.70%        E    Index Annuity
Separate Account Charge 2.75% (A)    E    Index Annuity

                                                                Asset-based Charges
                                    ---------------------------------------------------------------------------
                                                                    Optional Features
                                                  ----------------------------------------------------    Total
   Separate Account Charge (1)       M&E    ADM   E.S.P.   GMWB I   GMWB II   GMWB III   GMAB   PP (5)   Charge
   ---------------------------       ---    ---   ------   ------   -------   --------   ----   ------   ------

Separate Account Charge 2.05%       1.40%  0.15%                      0.50%                               2.05%
                                    1.40%  0.15%                                         0.50%            2.05%
                                    1.50%  0.15%            0.40%                                         2.05%
                                    1.50%  0.15%   0.15%                        0.25%                     2.05%
                                    1.45%  0.15%   0.20%                        0.25%                     2.05%
                                    1.45%  0.15%   0.20%                        0.25%                     2.05%
Separate Account Charge 2.10%       1.40%  0.15%   0.15%    0.40%                                         2.10%
                                    1.70%  0.15%                                0.25%                     2.10%
                                    1.25%  0.15%   0.20%              0.50%                               2.10%
                                    1.25%  0.15%   0.20%              0.50%                               2.10%
                                    1.45%  0.15%                      0.50%                               2.10%
                                    1.45%  0.15%                      0.50%                               2.10%
Separate Account Charge 2.15% (B)   1.50%  0.15%                      0.50%                               2.15%
                                    1.50%  0.15%                                         0.50%            2.15%
Separate Account Charge 2.20% (A)   1.40%  0.15%   0.15%              0.50%                               2.20%
                                    1.25%  0.15%                                                 0.80%    2.20%
                                    1.40%  0.15%   0.15%                                 0.50%            2.20%
                                    1.50%  0.15%   0.15%    0.40%                                         2.20%
Separate Account Charge 2.20% (B)   1.45%  0.15%   0.20%    0.40%                                         2.20%
                                    1.45%  0.15%   0.20%    0.40%                                         2.20%
Separate Account Charge 2.25% (A)   1.70%  0.15%   0.15%                        0.25%                     2.25%
                                    1.25%  0.15%                                                 0.85%    2.25%
Separate Account Charge 2.25% (B)   1.70%  0.15%            0.40%                                         2.25%
Separate Account Charge 2.30% (B)   1.45%  0.15%   0.20%              0.50%                               2.30%
                                    1.45%  0.15%   0.20%              0.50%                               2.30%
                                    1.50%  0.15%   0.15%              0.50%                               2.30%
                                    1.50%  0.15%   0.15%                                 0.50%            2.30%
Separate Account Charge 2.35% (A)   1.25%  0.15%                                                 0.95%    2.35%
                                    1.25%  0.15%                                                 0.95%    2.35%
Separate Account Charge 2.35% (B)   1.70%  0.15%                                         0.50%            2.35%
                                    1.70%  0.15%                      0.50%                               2.35%
Separate Account Charge 2.40% (A)   1.25%  0.15%                                                 1.00%    2.40%
                                    1.70%  0.15%   0.15%    0.40%                                         2.40%
Separate Account Charge 2.40% (C)   1.45%  0.15%                                                 0.80%    2.40%
Separate Account Charge 2.45%       1.45%  0.15%                                                 0.85%    2.45%
Separate Account Charge 2.50% (A)   1.70%  0.15%   0.15%              0.50%                               2.50%
                                    1.25%  0.15%                                                 1.10%    2.50%
Separate Account Charge 2.50% (B)   1.70%  0.15%   0.15%                                 0.50%            2.50%
Separate Account Charge 2.55% (A)   1.45%  0.15%                                                 0.95%    2.55%
Separate Account Charge 2.55% (B)   1.25%  0.15%                                                 1.15%    2.55%
Separate Account Charge 2.60%       1.45%  0.15%                                                 1.00%    2.60%
Separate Account Charge 2.70%       1.45%  0.15%                                                 1.10%    2.70%
Separate Account Charge 2.75% (A)   1.45%  0.15%                                                 1.15%    2.75%

3. CONTRACT CHARGES  --  (Concluded)

                                    Dth
   Separate Account Charge (1)      Ben   Product
   ---------------------------      ---   -------

Separate Account Charge 2.75% (B)    S    Index Annuity
Separate Account Charge 2.85%        S    Index Annuity
Separate Account Charge 2.90%        S    Index Annuity
Separate Account Charge 2.90%             Protected Equity Portfolio
Separate Account Charge 2.95%        E    Index Annuity
Separate Account Charge 3.05% (A)    E    Index Annuity
Separate Account Charge 3.05% (B)    S    Index Annuity
Separate Account Charge 3.10%        E    Index Annuity
Separate Account Charge 3.20%        S    Index Annuity
Separate Account Charge 3.25%        E    Index Annuity
Separate Account Charge 3.30%        S    Index Annuity
Separate Account Charge 3.40% (A)    S    Index Annuity
Separate Account Charge 3.40% (B)    E    Index Annuity
Separate Account Charge 3.50% (A)    E    Index Annuity
Separate Account Charge 3.50% (B)         Protected Equity Portfolio
Separate Account Charge 3.60%        E    Index Annuity

                                                                Asset-based Charges
                                    ---------------------------------------------------------------------------
                                                                    Optional Features
                                                  ----------------------------------------------------    Total
   Separate Account Charge (1)       M&E    ADM   E.S.P.   GMWB I   GMWB II   GMWB III   GMAB   PP (5)   Charge
   ---------------------------       ---    ---   ------   ------   -------   --------   ----   ------   ------

Separate Account Charge 2.75% (B)   1.25%  0.15%                                                 1.35%    2.75%
Separate Account Charge 2.85%       1.25%  0.15%                                                 1.45%    2.85%
Separate Account Charge 2.90%       1.25%  0.15%                                                 1.50%    2.90%
Separate Account Charge 2.90%       1.25%  0.15%                                                 1.50%    2.90%
Separate Account Charge 2.95%       1.45%  0.15%                                                 1.35%    2.95%
Separate Account Charge 3.05% (A)   1.45%  0.15%                                                 1.45%    3.05%
Separate Account Charge 3.05% (B)   1.25%  0.15%                                                 1.65%    3.05%
Separate Account Charge 3.10%       1.45%  0.15%                                                 1.50%    3.10%
Separate Account Charge 3.20%       1.25%  0.15%                                                 1.80%    3.20%
Separate Account Charge 3.25%       1.45%  0.15%                                                 1.65%    3.25%
Separate Account Charge 3.30%       1.25%  0.15%                                                 1.90%    3.30%
Separate Account Charge 3.40% (A)   1.25%  0.15%                                                 2.00%    3.40%
Separate Account Charge 3.40% (B)   1.45%  0.15%                                                 1.80%    3.40%
Separate Account Charge 3.50% (A)   1.45%  0.15%                                                 1.90%    3.50%
Separate Account Charge 3.50% (B)   1.25%  0.15%                                                 2.10%    3.50%
Separate Account Charge 3.60%       1.45%  0.15%                                                 2.00%    3.60%

-------

(1) Certain accumulation and annuity unit values may not be available through certain subaccounts.

(2) An amount equal to the underlying fund expenses that are in excess of 0.90% is being waived for the Harris Oakmark International Subaccount (Class A) of the Met Investors Series Trust.

(3) An amount equal to the underlying fund expenses that are in excess of 0.59% is being waived for the Lord Abbett Growth and Income Subaccount (Class B) of the Met Investors Series Trust.

(4) A waiver of 0.15% of the M&E charge applies to the Subaccount investing in the Western Asset Management U.S. Government Subaccount (Class A) of the Metropolitan Series Fund, Inc.

(5) The Index Annuity product offered an optional feature, Principal Protection Guarantee, for an annual Principal Protection Fee of up to 2.00% (deducted daily from the Contract value). If this was selected, and money is withdrawn prior to the maturity date, there is no refund of the charge and the Company may deduct an additional Principal Protection Cancellation Charge of up to 4%. The Protected Equity Portfolio product includes the Principal Protection Benefit (not optional). The asset-based charges include an annual Principal Protection Fee of up to 2.50% (deducted daily from the Contract value). The charge is set periodically and locks in at the Contract purchase.

3. CONTRACT CHARGES  --  (Concluded)

An annual Administrative Charge (prorated for partial periods) is assessed through the redemption of units and paid to the Company to cover contract administrative charges as follows:


Product                      Administrative Charge
Portfolio Architect XTRA     $40 for contract values less than $100,000
Vintage XTRA                 $40 for contract values less than $100,000
Vintage XTRA (Series II)     $40 for contract values less than $100,000
Index Annuity                $30 for contract values less than $50,000
Protected Equity Portfolio   $30 for contract values less than $50,000

No sales charges are deducted from participant purchase payments when they are received. However, in the accumulation phase, a withdrawal charge will apply, if the purchase payments and any associated purchase payment credits are withdrawn. Likewise, in the annuity phase, if the Variable Liquidity Benefit is selected, there is a surrender charge associated with the amounts withdrawn. The charges for withdrawals in the accumulation and annuity phases are assessed through the redemption of units and listed directly below.


Product                      Withdrawal/Surrender Charges (as a percentage of the amount withdrawn)
Portfolio Architect XTRA     Maximum percentage is 8% decreasing to 0% after nine full years
Vintage XTRA                 Maximum percentage is 8% decreasing to 0% after nine full years
Vintage XTRA (Series II)     Maximum percentage is 8% decreasing to 0% after nine full years
Index Annuity                Maximum percentage is 6% decreasing to 0% after eight full years
Protected Equity Portfolio   Maximum percentage is 9% decreasing to 0% after ten full years

For a full explanation of product charges and associated product features and benefits, please refer to your product prospectus.

4. STATEMENT OF INVESTMENTS

                                                                          As of and for the period ended December 31, 2006
                                                                        ----------------------------------------------------
                                                                         No. of        Market        Cost of      Proceeds
                                                                         Shares        Value        Purchases    from Sales
INVESTMENTS                                                              ------        -----        ---------    ----------

AIM Variable Insurance Funds (0.1%)
   AIM V.I. Core Equity Subaccount (Series I) (Cost $2,085,422)            83,149   $  2,263,316   $ 2,353,294   $   259,850
   AIM V.I. Premier Equity Subaccount (Series I) (Cost $0)                     --             --        33,133     2,333,969
                                                                        ---------   ------------   -----------   -----------
     Total (Cost $2,085,422)                                               83,149   $  2,263,316   $ 2,386,427   $ 2,593,819
                                                                        =========   ============   ===========   ===========
AllianceBernstein Variable Products Series Fund, Inc. (0.0%)
   AllianceBernstein Growth and Income Subaccount (Class B) (Cost $0)          --   $         --   $   113,811   $ 3,199,808
   AllianceBernstein Large-Cap Growth Subaccount (Class B) (Cost $0)           --             --       168,247    23,951,996
                                                                        ---------   ------------   -----------   -----------
     Total (Cost $0)                                                           --   $         --   $   282,058   $27,151,804
                                                                        =========   ============   ===========   ===========
American Funds Insurance Series (16.2%)
   American Funds Global Growth Subaccount (Class 2) (Cost
    $54,973,489)                                                        3,221,852   $ 75,036,934   $ 5,607,912   $ 4,978,042
   American Funds Growth Subaccount (Class 2) (Cost $123,024,531)       2,262,991    145,012,477     7,383,802    11,329,315
   American Funds Growth-Income Subaccount (Class 2) (Cost
    $108,070,710)                                                       3,320,593    140,095,808     8,883,320    10,316,048
                                                                        ---------   ------------   -----------   -----------
     Total (Cost $286,068,730)                                          8,805,436   $360,145,219   $21,875,034   $26,623,405
                                                                        =========   ============   ===========   ===========
Capital Appreciation Fund (0.0%)
   Capital Appreciation Subaccount
     Total (Cost $0)                                                           --   $         --   $   640,328   $ 8,576,621
                                                                        =========   ============   ===========   ===========
Credit Suisse Trust (0.1%)
   Credit Suisse Trust Emerging Markets Subaccount
     Total (Cost $769,036)                                                 63,642   $  1,390,583   $   268,492   $   284,577
                                                                        =========   ============   ===========   ===========
Delaware VIP Trust (0.0%)
   Delaware VIP REIT Subaccount
    (Standard Class)
     Total (Cost $0)                                                           --   $         --   $   900,250   $ 6,614,880
                                                                        =========   ============   ===========   ===========
Dreyfus Variable Investment Fund (0.3%)
   Dreyfus VIF Appreciation Subaccount
    (Initial Shares) (Cost $1,139,407)                                     35,059   $  1,491,740   $    56,326   $   328,904
   Dreyfus VIF Developing Leaders Subaccount (Initial Shares) (Cost
    $3,929,376)                                                           101,108      4,249,573       452,044       930,642
                                                                        ---------   ------------   -----------   -----------
     Total (Cost $5,068,783)                                              136,167   $  5,741,313   $   508,370   $ 1,259,546
                                                                        =========   ============   ===========   ===========
DWS Investments VIT Funds (0.3%)
   DWS VIT Small Cap Index Subaccount (Class A)
     Total (Cost $4,215,292)                                              375,689   $  6,056,109   $   524,078   $ 1,825,640
                                                                        =========   ============   ===========   ===========
FAM Variable Series Funds, Inc. (0.0%)
   FAMVS Mercury Global Allocation V.I. Subaccount (Class III) (Cost
    $0)                                                                        --   $         --   $   314,203   $ 1,000,037
   FAMVS Mercury Value Opportunities V.I. Subaccount (Class III)
    (Cost $0)                                                                  --             --       791,035     1,979,889
                                                                        ---------   ------------   -----------   -----------
     Total (Cost $0)                                                           --   $         --   $ 1,105,238   $ 2,979,926
                                                                        =========   ============   ===========   ===========

                                                                          As of and for the period ended December 31, 2006
                                                                                           --  (Continued)
                                                                         ---------------------------------------------------
                                                                          No. of       Market        Cost of      Proceeds
                                                                          Shares        Value       Purchases    from Sales
INVESTMENTS                                                               ------        -----       ---------    ----------

Franklin Templeton Variable Insurance Products Trust (2.6%)
   FTVIPT Franklin Income Securities Subaccount (Class 2) (Cost
    $4,756,917)                                                            297,865   $ 5,170,941   $ 3,351,119   $   628,150
   FTVIPT Franklin Small-Mid Cap Growth Securities Subaccount (Class
    2) (Cost $8,661,738)                                                   413,341     9,147,227        99,119     1,886,931
   FTVIPT Mutual Shares Securities Subaccount (Class 2) (Cost $0)               --            --     1,918,397    13,203,459
   FTVIPT Templeton Developing Markets Securities Subaccount (Class 2)
    (Cost $8,248,478)                                                      833,325    11,491,555     5,035,938     2,700,878
   FTVIPT Templeton Foreign Securities Subaccount (Class 2) (Cost
    $21,974,737)                                                         1,671,323    31,287,169     5,059,608     2,570,982
   FTVIPT Templeton Growth Securities Subaccount (Class 2) (Cost $0)            --            --       523,591     5,459,091
                                                                         ---------   -----------   -----------   -----------
     Total (Cost $43,641,870)                                            3,215,854   $57,096,892   $15,987,772   $26,449,491
                                                                         =========   ===========   ===========   ===========
High Yield Bond Trust (0.0%)
   High Yield Bond Subaccount
     Total (Cost $0)                                                            --   $        --   $    32,978   $   362,432
                                                                         =========   ===========   ===========   ===========
Janus Aspen Series (0.5%)
   Janus Aspen Balanced Subaccount
    (Service Shares) (Cost $0)                                                  --   $        --   $     8,681   $ 4,876,497
   Janus Aspen Global Life Sciences Subaccount (Service Shares) (Cost
    $1,260,890)                                                            156,841     1,474,306        36,415       337,050
   Janus Aspen Global Technology Subaccount (Service Shares) (Cost
    $1,332,000)                                                            219,224       936,085        16,123       171,137
   Janus Aspen Mid Cap Growth Subaccount (Service Shares) (Cost
    $4,667,346)                                                            199,082     6,408,460       574,862     1,527,033
   Janus Aspen Worldwide Growth Subaccount (Service Shares) (Cost
    $2,224,486)                                                             85,117     2,741,628       154,986       521,987
                                                                         ---------   -----------   -----------   -----------
     Total (Cost $9,484,722)                                               660,264   $11,560,479   $   791,067   $ 7,433,704
                                                                         =========   ===========   ===========   ===========
Lazard Retirement Series, Inc. (0.0%)
   Lazard Retirement Small Cap Subaccount
     Total (Cost $0)                                                            --   $        --   $   690,938   $ 4,825,046
                                                                         =========   ===========   ===========   ===========
Legg Mason Partners Investment Series (0.1%)
   LMPIS Dividend Strategy Subaccount (Cost $1,128,831)                    131,113   $ 1,316,370   $   147,899   $   466,478
   LMPIS Premier Selections All Cap Growth Subaccount (Cost
    $1,212,509)                                                            109,863     1,469,973        97,379       258,812
                                                                         ---------   -----------   -----------   -----------
     Total (Cost $2,341,340)                                               240,976   $ 2,786,343   $   245,278   $   725,290
                                                                         =========   ===========   ===========   ===========
Legg Mason Partners Variable Portfolios V (0.1%)
   LMPVPV Small Cap Growth Opportunities Subaccount
     Total (Cost $2,430,371)                                               243,644   $ 2,784,850   $   445,805   $   943,868
                                                                         =========   ===========   ===========   ===========

                                                                       As of and for the period ended December 31, 2006  --
                                                                                           (Continued)
                                                                      ------------------------------------------------------
                                                                        No. of        Market        Cost of       Proceeds
                                                                        Shares        Value        Purchases     from Sales
INVESTMENTS                                                             ------        -----        ---------     ----------

Legg Mason Partners Variable Portfolios I, Inc. (2.1%)
   LMPVPI All Cap Subaccount (Class I) (Cost $19,677,139)              1,314,835   $ 25,665,571   $ 1,525,341   $  4,103,223
   LMPVPI Investors Subaccount (Class I) (Cost $10,000,143)              782,007     12,942,213       712,427      3,265,144
   LMPVPI Large Cap Growth Subaccount (Class I) (Cost $541,717)           49,355        633,723       103,023        416,392
   LMPVPI Small Cap Growth Subaccount (Class I) (Cost $6,613,216)        525,950      7,710,433     1,166,414      1,823,081
                                                                      ----------   ------------   -----------   ------------
     Total (Cost $36,832,215)                                          2,672,147   $ 46,951,940   $ 3,507,205   $  9,607,840
                                                                      ==========   ============   ===========   ============
Legg Mason Partners Variable Portfolios II (43.3%)
   LMPVPII Aggressive Growth Subaccount (Class I) (Cost $687,567)         36,579   $    947,771   $    59,623   $    560,201
   LMPVPII Appreciation Subaccount (Cost $22,423,973)                  1,045,120     27,956,966     1,812,073      3,293,852
   LMPVPII Diversified Strategic Income Subaccount (Cost
    $15,766,335)                                                       1,684,594     15,043,420       998,655      2,475,366
   LMPVPII Equity Index Subaccount (Class I) (Cost $714,977,096)      24,841,399    847,091,703    23,894,623    150,625,798
   LMPVPII Equity Index Subaccount (Class II) (Cost $21,276,668)         732,670     25,006,029     1,220,974      3,482,245
   LMPVPII Fundamental Value Subaccount (Cost $38,318,048)             1,955,161     44,558,123     2,970,855      7,966,179
   LMPVPII Growth and Income Subaccount (Class I) (Cost $547,062)        132,245        745,861        26,221        110,585
                                                                      ----------   ------------   -----------   ------------
     Total (Cost $813,996,749)                                        30,427,768   $961,349,873   $30,983,024   $168,514,226
                                                                      ==========   ============   ===========   ============
Legg Mason Partners Variable
 Portfolios III, Inc. (9.2%)
   LMPVPIII Adjustable Rate Income Subaccount (Cost $3,882,152)          385,772   $  3,811,431   $   841,189   $    866,628
   LMPVPIII Aggressive Growth Subaccount (Cost $55,412,284)            4,374,867     70,697,849     1,790,661     12,042,703
   LMPVPIII High Income Subaccount (Cost $21,120,205)                  2,778,182     20,308,509     2,205,325      3,431,922
   LMPVPIII International All Cap Growth Subaccount (Cost
    $3,729,592)                                                          350,911      6,063,750       376,777        846,675
   LMPVPIII Large Cap Growth Subaccount (Cost $32,176,728)             2,205,566     34,781,781       508,351      5,550,082
   LMPVPIII Large Cap Value Subaccount (Cost $15,512,635)                819,246     17,785,829       780,174      2,389,390
   LMPVPIII Mid Cap Core Subaccount (Cost $16,723,232)                 1,293,093     18,530,016     2,465,885      3,875,344
   LMPVPIII Money Market Subaccount (Cost $31,772,171)                31,772,171     31,772,171    15,973,079     10,636,079
                                                                      ----------   ------------   -----------   ------------
     Total (Cost $180,328,999)                                        43,979,808   $203,751,336   $24,941,441   $ 39,638,823
                                                                      ==========   ============   ===========   ============

                                                                           As of and for the period ended December 31, 2006
                                                                                           --  (Continued)
                                                                          --------------------------------------------------
                                                                           No. of       Market       Cost of      Proceeds
                                                                           Shares        Value      Purchases    from Sales
INVESTMENTS                                                                ------        -----      ---------    ----------

Legg Mason Partners Variable Portfolios IV (3.4%)
   LMPVPIV Multiple Discipline Subaccount-All Cap Growth and Value
    (Cost $27,891,566)                                                    2,054,124   $33,728,723   $2,869,729   $ 6,536,640
   LMPVPIV Multiple Discipline Subaccount-Balanced All Cap Growth and
    Value (Cost $25,083,599)                                              2,007,240    28,522,879    3,139,162     3,542,374
   LMPVPIV Multiple Discipline Subaccount-Global All Cap Growth and
    Value (Cost $7,674,595)                                                 527,601     9,470,439    1,061,301     1,638,982
   LMPVPIV Multiple Discipline Subaccount-Large Cap Growth and Value
    (Cost $3,493,136)                                                       257,652     4,096,671      392,158       515,040
                                                                          ---------   -----------   ----------   -----------
     Total (Cost $64,142,896)                                             4,846,617   $75,818,712   $7,462,350   $12,233,036
                                                                          =========   ===========   ==========   ===========
Lord Abbett Series Fund, Inc. (0.9%)
   Lord Abbett Growth and Income Subaccount (Class VC) (Cost
    $8,089,124)                                                             312,895   $ 9,180,344   $1,658,070   $   646,681
   Lord Abbett Mid-Cap Value Subaccount (Class VC) (Cost $10,512,353)       545,689    11,885,109    1,546,998     1,938,525
                                                                          ---------   -----------   ----------   -----------
     Total (Cost $18,601,477)                                               858,584   $21,065,453   $3,205,068   $ 2,585,206
                                                                          =========   ===========   ==========   ===========
Managed Assets Trust (0.0%)
   Managed Assets Subaccount
     Total (Cost $0)                                                             --   $        --   $    6,249   $   122,356
                                                                          =========   ===========   ==========   ===========

                                                                           As of and for the period ended December 31, 2006
                                                                                           --  (Continued)
                                                                          --------------------------------------------------
                                                                           No. of       Market        Cost of      Proceeds
                                                                           Shares        Value       Purchases    from Sales
INVESTMENTS                                                                ------        -----       ---------    ----------

Met Investors Series Trust (3.6%)
   MIST Batterymarch Mid-Cap Stock Subaccount (Class A) (Cost
    $2,611,689)                                                             129,724   $ 2,520,536   $ 3,314,840   $  660,245
   MIST BlackRock High Yield Subaccount (Class A) (Cost $2,114,191)         252,275     2,250,289     2,398,196      290,054
   MIST BlackRock Large-Cap Core Subaccount (Class A) (Cost $7,457,352)     712,807     7,983,443     8,283,621      808,643
   MIST Dreman Small-Cap Value Subaccount (Class A) (Cost $664,696)          52,548       723,579       911,304      248,390
   MIST Harris Oakmark International Subaccount (Class A) (Cost
    $8,024,702)                                                             467,472     8,895,991     8,866,308      826,788
   MIST Janus Capital Appreciation Subaccount (Class A) (Cost
    $6,371,626)                                                              85,031     6,601,822     8,043,015    1,614,235
   MIST Legg Mason Partners Managed Assets Subaccount (Class A)
    (Cost $231,129)                                                          13,524       244,381       240,287        9,471
   MIST Lord Abbett Bond Debenture Subaccount (Class A) (Cost
    $3,060,359)                                                             259,098     3,241,313     3,543,839      487,301
   MIST Lord Abbett Growth and Income Subaccount (Class B) (Cost
    $16,005,384)                                                            595,355    17,384,361    17,804,354    1,804,491
   MIST Lord Abbett Mid-Cap Value Subaccount (Class B) (Cost $570,298)       27,458       619,463       645,355       80,677
   MIST Met/AIM Capital Appreciation Subaccount (Class A) (Cost
    $1,854,101)                                                             152,865     1,655,530     2,424,366      536,180
   MIST Met/AIM Small Cap Growth Subaccount (Class A) (Cost $159,063)        12,202       165,090       180,126       20,506
   MIST MFS Value Subaccount (Class A) (Cost $5,942,158)                    436,464     6,215,241     6,378,876      444,300
   MIST Neuberger Berman Real Estate Subaccount (Class A) (Cost
    $7,270,611)                                                             481,205     8,724,247     7,910,257      699,531
   MIST Pioneer Fund Subaccount (Class A) (Cost $595,954)                    43,459       635,806       722,321      130,396
   MIST Pioneer Mid-Cap Value Subaccount (Class A) (Cost $204,241)           18,102       216,134       217,303       13,001
   MIST Pioneer Strategic Income Subaccount (Class A) (Cost $6,386,444)     671,939     6,356,540     6,906,487      526,387
   MIST Third Avenue Small Cap Value Subaccount (Class B) (Cost
    $6,228,321)                                                             368,044     6,411,319     6,775,125      548,395
                                                                          ---------   -----------   -----------   ----------
     Total (Cost $75,752,319)                                             4,779,572   $80,845,085   $85,565,980   $9,748,991
                                                                          =========   ===========   ===========   ==========

                                                                       As of and for the period ended December 31, 2006  --
                                                                                            (Continued)
                                                                       -----------------------------------------------------
                                                                        No. of        Market        Cost of       Proceeds
                                                                        Shares        Value        Purchases     from Sales
INVESTMENTS                                                             ------        -----        ---------     ----------

Metropolitan Series Fund, Inc. (10.3%)
   MSF BlackRock Aggressive Growth Subaccount (Class D)
    (Cost $9,782,851)                                                    405,891   $  9,660,213   $ 11,651,411   $ 1,747,973
   MSF BlackRock Bond Income Subaccount (Class A) (Cost $5,054,632)       48,828      5,303,178      5,665,955       626,067
   MSF BlackRock Bond Income Subaccount (Class E) (Cost $17,798,606)     172,788     18,642,088     20,818,085     3,105,445
   MSF BlackRock Money Market Subaccount (Class A)
    (Cost $20,883,954)                                                   208,840     20,883,953     40,294,369    19,410,416
   MSF Capital Guardian U.S. Equity Subaccount (Class A)
    (Cost $3,508,674)                                                    274,196      3,646,809      3,923,007       411,968
   MSF FI Large Cap Subaccount (Class A) (Cost $23,056,626)            1,562,762     23,628,965     26,455,467     3,222,664
   MSF FI Value Leaders Subaccount (Class D) (Cost $23,166,866)          115,551     24,028,922     25,727,275     2,507,943
   MSF MetLife Aggressive Allocation Subaccount (Class B)
    (Cost $1,022,378)                                                     88,861      1,087,663      1,246,664       219,863
   MSF MetLife Conservative Allocation Subaccount (Class B)
    (Cost $1,190,243)                                                    117,201      1,235,297      1,315,371       126,595
   MSF MetLife Conservative to Moderate Allocation Subaccount (Class
    B) (Cost $1,482,278)                                                 142,394      1,569,186      1,564,265        81,794
   MSF MetLife Moderate Allocation Subaccount (Class B)
    (Cost $4,184,528)                                                    386,077      4,432,165      5,048,384       849,052
   MSF MetLife Moderate to Aggressive Allocation Subaccount (Class
    B) (Cost $3,623,488)                                                 328,662      3,924,226      4,109,904       472,110
   MSF MFS Total Return Subaccount (Class F) (Cost $75,835,200)          527,334     81,931,864     82,288,256     6,572,361
   MSF Morgan Stanley EAFE Index Subaccount (Class A) (Cost $71,252)       4,974         79,578         71,605           379
   MSF Oppenheimer Global Equity Subaccount (Class B)
    (Cost $6,503,047)                                                    415,473      6,979,940      7,206,150       670,395
   MSF T. Rowe Price Large Cap Growth Subaccount (Class B)
    (Cost $19,910,381)                                                 1,419,719     21,565,527     23,112,180     3,196,944
   MSF Western Asset Management High Yield Bond Subaccount (Class A)
    (Cost $168,958)                                                       17,437        179,773        391,713       221,074
   MSF Western Asset Management U.S. Government Subaccount (Class A)
    (Cost $53,772)                                                         4,561         56,103        129,763        77,636
                                                                       ---------   ------------   ------------   -----------
     Total (Cost $217,297,734)                                         6,241,549   $228,835,450   $261,019,824   $43,520,679
                                                                       =========   ============   ============   ===========

                                                                           As of and for the period ended December 31, 2006
                                                                                           --  (Continued)
                                                                          --------------------------------------------------
                                                                           No. of       Market       Cost of      Proceeds
                                                                           Shares        Value      Purchases    from Sales
INVESTMENTS                                                                ------        -----      ---------    ----------

Money Market Portfolio (0.0%)
   Money Market Subaccount
     Total (Cost $0)                                                             --   $        --   $7,560,035   $20,013,319
                                                                          =========   ===========   ==========   ===========
Oppenheimer Variable Account Funds (0.0%)
   Oppenheimer Main Street/VA Subaccount (Service Shares)
     Total (Cost $0)                                                             --   $        --   $    2,992   $   107,259
                                                                          =========   ===========   ==========   ===========
PIMCO Variable Insurance Trust (2.6%)
   PIMCO VIT Real Return Subaccount (Administrative Class) (Cost
    $7,493,447)                                                             593,497   $ 7,080,421   $1,824,337   $ 1,485,492
   PIMCO VIT Total Return Subaccount (Administrative Class) (Cost
    $50,364,902)                                                          4,931,350    49,905,260    5,798,709     7,039,865
                                                                          ---------   -----------   ----------   -----------
     Total (Cost $57,858,349)                                             5,524,847   $56,985,681   $7,623,046   $ 8,525,357
                                                                          =========   ===========   ==========   ===========
Putnam Variable Trust (0.9%)
   Putnam VT Discovery Growth Subaccount (Class IB) (Cost $296,661)          66,002   $   390,731   $   38,189   $    21,048
   Putnam VT International Equity Subaccount (Class IB) (Cost
    $4,030,343)                                                             306,969     6,335,844    1,462,731       944,724
   Putnam VT Small Cap Value Subaccount (Class IB) (Cost $9,184,096)        503,588    12,222,080    2,084,940     2,577,864
                                                                          ---------   -----------   ----------   -----------
     Total (Cost $13,511,100)                                               876,559   $18,948,655   $3,585,860   $ 3,543,636
                                                                          =========   ===========   ==========   ===========

                                                                               As of and for the period ended December 31,
                                                                                          2006  --  (Continued)
                                                                             -----------------------------------------------
                                                                             No. of    Market      Cost of        Proceeds
                                                                             Shares    Value      Purchases      from Sales
INVESTMENTS                                                                  ------    -----      ---------      ----------

The Travelers Series Trust (0.0%)
   Travelers AIM Capital Appreciation Subaccount (Cost $0)                     --       $ --     $    42,511    $  2,152,958
   Travelers Convertible Securities Subaccount (Cost $0)                       --         --         106,217       3,741,613
   Travelers Disciplined Mid Cap Stock Subaccount (Cost $0)                    --         --         539,650       3,338,197
   Travelers Equity Income Subaccount (Cost $0)                                --         --       3,259,099      26,850,451
   Travelers Federated High Yield Subaccount (Cost $0)                         --         --         187,028       2,574,862
   Travelers Federated Stock Subaccount (Cost $0)                              --         --         140,064       1,064,774
   Travelers Large Cap Subaccount (Cost $0)                                    --         --         593,673       9,326,431
   Travelers Managed Allocation Series: Aggressive Subaccount (Cost $0)        --         --         767,509         783,860
   Travelers Managed Allocation Series: Conservative Subaccount (Cost $0)      --         --         521,900       1,322,655
   Travelers Managed Allocation Series: Moderate Subaccount (Cost $0)          --         --       2,060,464       3,197,570
   Travelers Managed Allocation Series: Moderate-Aggressive Subaccount
    (Cost $0)                                                                  --         --         715,584       2,810,618
   Travelers Managed Allocation Series: Moderate-Conservative Subaccount
    (Cost $0)                                                                  --         --         457,325       1,482,745
   Travelers Managed Income Subaccount (Cost $0)                               --         --         534,895      20,582,393
   Travelers Mercury Large Cap Core Subaccount (Cost $0)                       --         --         488,233       8,228,447
   Travelers MFS Mid Cap Growth Subaccount (Cost $0)                           --         --         783,056      12,200,814
   Travelers MFS Total Return Subaccount (Cost $0)                             --         --       2,368,517      80,767,747
   Travelers MFS Value Subaccount (Cost $0)                                    --         --         699,797       3,750,953
   Travelers Mondrian International Stock Subaccount (Cost $0)                 --         --         865,874       7,712,956
   Travelers Pioneer Fund Subaccount (Cost $0)                                 --         --          14,543         693,677
   Travelers Pioneer Mid Cap Value Subaccount (Cost $0)                        --         --          30,115         142,112
   Travelers Pioneer Strategic Income Subaccount (Cost $0)                     --         --         409,287       5,861,074
   Travelers Quality Bond Subaccount (Cost $0)                                 --         --         350,065       5,834,162
   Travelers Strategic Equity Subaccount (Cost $0)                             --         --         802,908      18,549,748
   Travelers Style Focus Series: Small Cap Growth Subaccount (Cost $0)         --         --          60,019          85,600
   Travelers Style Focus Series: Small Cap Value Subaccount (Cost $0)          --         --          69,425         125,721
   Travelers U.S. Government Securities Subaccount (Cost $0)                   --         --          38,153          77,481
   Travelers Van Kampen Enterprise Subaccount (Cost $0)                        --         --         108,381       4,025,395
                                                                              ---       ----     -----------    ------------
     Total (Cost $0)                                                           --       $ --     $17,014,292    $227,285,014
                                                                              ===       ====     ===========    ============

4. STATEMENT OF INVESTMENTS  --  (Concluded)

                                                                       As of and for the period ended December 31, 2006  --
                                                                                            (Concluded)
                                                                       -----------------------------------------------------
                                                                        No. of        Market         Cost of       Proceeds
                                                                        Shares         Value        Purchases     from Sales
INVESTMENTS                                                             ------         -----        ---------     ----------

Van Kampen Life Investment Trust (0.8%)
   Van Kampen LIT Comstock Subaccount (Class II)
    (Cost $3,143,195)                                                    283,271    $ 4,164,078    $   473,892    $  926,051
   Van Kampen LIT Enterprise Subaccount (Class II)
    (Cost $257,413)                                                       20,502        319,008          2,316       164,670
   Van Kampen LIT Strategic Growth Subaccount (Class I) (Cost
    $20,622,657)                                                         491,813     14,169,137        175,227     2,645,642
                                                                       ---------    -----------    -----------    ----------
     Total (Cost $24,023,265)                                            795,586    $18,652,223    $   651,435    $3,736,363
                                                                       =========    ===========    ===========    ==========
Variable Insurance Products Fund (2.6%)
   VIP Contrafund(R) Subaccount (Service Class 2)
    (Cost $6,252,135)                                                    261,847    $ 8,146,056    $ 1,338,656    $1,569,107
   VIP Contrafund(R) Subaccount (Service Class)
    (Cost $24,159,511)                                                   943,628     29,611,048      5,891,800     3,295,409
   VIP Dynamic Capital Appreciation Subaccount (Service Class 2)
    (Cost $228,900)                                                       31,598        299,545          9,767        41,223
   VIP Mid Cap Subaccount (Service Class 2) (Cost $14,186,089)           549,869     18,833,000      5,323,213     3,379,086
                                                                       ---------    -----------    -----------    ----------
     Total (Cost $44,826,635)                                          1,786,942    $56,889,649    $12,563,436    $8,284,825
                                                                       =========    ===========    ===========    ==========

5. FINANCIAL HIGHLIGHTS

                                                Year               Unit Value       Net     Investment(1)   Expense Ratio(2)
                                               Ended     Units      Lowest to     Assets       Income          Lowest to
                                               Dec 31   (000s)     Highest ($)    ($000s)     Ratio (%)       Highest (%)
                                               ------   ------     -----------    -------     ---------       -----------

AIM Variable Insurance Funds
 AIM V.I. Core Equity Subaccount
   (Series I)                                   2006      2,095   1.076 - 1.081     2,263       0.55          1.40 - 2.20
 AIM V.I. Premier Equity Subaccount (Series
   I)                                           2006         --   0.840 - 1.339        --       1.05          1.40 - 2.20
                                                2005      2,702   0.801 - 1.276     2,202       0.83          1.40 - 2.20
                                                2004      2,929   0.772 - 1.229     2,297       0.45          1.40 - 2.20
                                                2003      3,335   0.743 - 1.183     2,512       0.31          1.40 - 2.20
                                                2002      3,223   0.605 - 0.609     1,958       0.42          1.40 - 1.80
AllianceBernstein Variable Products
 Series Fund, Inc.
 AllianceBernstein Growth and Income
   Subaccount (Class B)                         2006         --   1.148 - 1.462        --         --          1.40 - 2.50
                                                2005      2,459   1.102 - 1.399     2,940       1.30          1.40 - 2.50
                                                2004      2,034   1.115 - 1.362     2,360       0.73          1.40 - 2.25
                                                2003      1,867   1.020 - 1.247     1,968       0.78          1.40 - 2.20
                                                2002        692   0.786 - 0.788       545       0.33          1.40 - 1.80
 AllianceBernstein Large-Cap Growth
   Subaccount (Class B)                         2006         --   0.722 - 1.345        --         --          1.40 - 2.20
                                                2005     31,173   0.740 - 1.378    23,770         --          1.40 - 2.20
                                                2004     37,590   0.656 - 1.222    25,268         --          1.40 - 2.20
                                                2003     44,034   0.616 - 1.148    27,631         --          1.40 - 2.20
                                                2002     50,026   0.509 - 0.514    25,611         --          1.40 - 1.80
American Funds Insurance Series
 American Funds Global Growth Subaccount
   (Class 2)                                    2006     50,190   1.324 - 1.932    75,030       0.86          1.40 - 2.50
                                                2005     49,415   1.120 - 1.634    62,278       0.68          1.40 - 2.50
                                                2004     47,966   1.087 - 1.458    53,481       0.43          1.40 - 2.40
                                                2003     43,118   0.975 - 1.308    42,569       0.41          1.40 - 2.25
                                                2002     36,750   0.734 - 0.741    27,089       0.89          1.40 - 1.80
 American Funds Growth Subacco
   unt (Class 2)                                2006    103,614   1.240 - 1.762   144,999       0.79          1.40 - 2.50
                                                2005    106,505   1.147 - 1.628   137,247       0.72          1.40 - 2.50
                                                2004    100,571   1.078 - 1.426   112,595       0.18          1.40 - 2.40
                                                2003     91,488   0.975 - 1.291    91,278       0.12          1.40 - 2.40
                                                2002     78,514   0.726 - 0.733    57,306       0.03          1.40 - 1.80
 American Funds Growth-Income Subaccount
   (Class 2)                                    2006     94,505   1.178 - 1.611   140,083       1.56          1.40 - 2.50
                                                2005     97,605   1.042 - 1.424   127,886       1.36          1.40 - 2.50
                                                2004     91,850   1.234 - 1.370   116,134       0.93          1.40 - 2.40
                                                2003     78,303   1.145 - 1.263    91,197       1.14          1.40 - 2.40
                                                2002     62,908   0.885 - 0.894    55,955       1.06          1.40 - 1.80
Capital Appreciation Fund
 Capital Appreciation Subaccount                2006         --   0.655 - 1.601        --         --          1.40 - 2.20
                                                2005     11,609   0.662 - 1.619     8,287         --          1.40 - 2.20
                                                2004     12,067   0.571 - 1.395     7,286         --          1.40 - 2.20
                                                2003     12,776   0.486 - 1.188     6,507       0.05          1.40 - 2.20
                                                2002     15,059   0.396 - 0.400     6,008       1.46          1.40 - 1.80
Credit Suisse Trust
 Credit Suisse Trust Emerging Markets
   Subaccount                                   2006        838   1.623 - 2.744     1,390       0.58          1.40 - 2.00
                                                2005        848   1.247 - 2.112     1,077       0.69          1.40 - 2.00
                                                2004        899   0.992 - 1.684       907       0.29          1.40 - 2.00
                                                2003        782   0.809 - 0.819       639         --          1.40 - 1.80
                                                2002        681   0.576 - 0.581       395       0.18          1.40 - 1.80
Delaware VIP Trust
 Delaware VIP REIT Sub
   account (Standard Class)                     2006         --   1.415 - 3.069        --       1.97          1.40 - 2.50
                                                2005      2,686   1.087 - 2.347     5,752       1.79          1.40 - 2.50
                                                2004      2,443   1.694 - 2.221     5,224       2.14          1.40 - 2.20
                                                2003      2,512   1.318 - 1.714     4,164       1.93          1.40 - 2.20
                                                2002      2,364   1.285 - 1.297     3,060       1.59          1.40 - 1.80

                                                                                                            Total Return(3)
                                                                                                               Lowest to
                                                                                                              Highest (%)
                                                                                                              -----------

AIM Variable Insurance Funds
 AIM V.I. Core Equity Subaccount
   (Series I)                                                                                                    7.60 - 8.10
 AIM V.I. Premier Equity Subaccount (Series I)                                                                   4.84 - 5.07
                                                                                                                 3.36 - 4.21
                                                                                                                 3.48 - 4.26
                                                                                                               21.32 - 31.96
                                                                                                           (31.48) - (31.19)
AllianceBernstein Variable Products
 Series Fund, Inc.
 AllianceBernstein Growth and Income Subaccount (Class B)                                                        1.77 - 4.56
                                                                                                                 2.29 - 7.36
                                                                                                                5.64 - 10.11
                                                                                                                7.28 - 35.84
                                                                                                           (19.96) - (19.59)
 AllianceBernstein Large-Cap Growth Subaccount (Class B)                                                     (2.79) - (1.98)
                                                                                                               12.38 - 16.95
                                                                                                                0.69 - 13.04
                                                                                                                7.82 - 21.60
                                                                                                           (32.04) - (31.74)
American Funds Insurance Series
 American Funds Global Growth Subaccount (Class 2)                                                             17.45 - 18.71
                                                                                                                5.54 - 14.75
                                                                                                                7.62 - 11.83
                                                                                                                0.25 - 41.41
                                                                                                           (16.11) - (15.80)
 American Funds Growth Subacco
   unt (Class 2)                                                                                                 7.48 - 8.67
                                                                                                              (1.12) - 19.73
                                                                                                                9.76 - 10.92
                                                                                                                1.68 - 41.56
                                                                                                           (25.77) - (25.51)
 American Funds Growth-Income Subaccount (Class 2)                                                             12.39 - 13.65
                                                                                                               (0.90) - 9.66
                                                                                                                 7.77 - 8.91
                                                                                                                3.34 - 36.62
                                                                                                           (19.84) - (19.46)
Capital Appreciation Fund
 Capital Appreciation Subaccount                                                                             (1.25) - (0.89)
                                                                                                                7.04 - 16.55
                                                                                                               16.99 - 17.89
                                                                                                               15.53 - 23.62
                                                                                                           (26.39) - (26.06)
Credit Suisse Trust
 Credit Suisse Trust Emerging Markets Subaccount                                                               29.92 - 30.71
                                                                                                               25.42 - 26.16
                                                                                                               10.57 - 23.20
                                                                                                               40.45 - 40.96
                                                                                                           (19.47) - (12.89)
Delaware VIP Trust
 Delaware VIP REIT Sub
   account (Standard Class)                                                                                    29.37 - 30.76
                                                                                                               (1.10) - 7.20
                                                                                                               28.53 - 29.58
                                                                                                               28.07 - 36.30
                                                                                                                 2.64 - 3.10

                                                 Year              Unit Value       Net     Investment(1)   Expense Ratio(2)
                                                Ended    Units      Lowest to     Assets       Income          Lowest to
                                                Dec 31   (000s)    Highest ($)    ($000s)     Ratio (%)       Highest (%)
                                                ------   ------    -----------    -------     ---------       -----------

Dreyfus Variable Investment Fund
 Dreyfus VIF Appreciation Subaccount
   (Initial Shares)                              2006     1,395   1.024 - 1.398    1,492        1.59          1.40 - 2.20
                                                 2005     1,662   0.895 - 1.222    1,564        0.02          1.40 - 2.20
                                                 2004     2,012   0.873 - 1.192    1,830        1.59          1.40 - 2.20
                                                 2003     2,332   0.846 - 1.156    2,023        1.54          1.40 - 2.20
                                                 2002     1,853   0.711 - 0.717    1,326        1.64          1.40 - 1.80
 Dreyfus VIF Developing Leaders Subaccount
   (Initial Shares)                              2006     3,604   1.131 - 1.463    4,249        0.41          1.40 - 2.20
                                                 2005     4,313   1.110 - 1.435    4,973          --          1.40 - 2.20
                                                 2004     4,965   1.068 - 1.381    5,514        0.19          1.40 - 2.20
                                                 2003     6,065   0.977 - 1.263    6,095        0.03          1.40 - 2.20
                                                 2002     5,190   0.755 - 0.762    3,946        0.04          1.40 - 1.80
DWS Investments VIT Funds
 DWS VIT Small Cap Index Subaccount (Class
   A)                                            2006     3,794   1.582 - 1.612    6,056        0.67          1.40 - 1.60
                                                 2005     4,825   1.368 - 1.391    6,646        0.64          1.40 - 1.60
                                                 2004     5,508   1.333 - 1.353    7,385        0.43          1.40 - 1.60
                                                 2003     5,770   1.151 - 1.165    6,673        0.94          1.40 - 1.60
                                                 2002     6,300   0.798 - 0.807    5,054        0.64          1.40 - 1.60
FAM Variable Series Funds, Inc.
 FAMVS Mercury Global Allocation V.I.
   Subaccount (Class III)                        2006        --   1.173 - 1.431       --          --          1.40 - 2.40
                                                 2005       480   1.206 - 1.315      623        3.56          1.40 - 2.40
                                                 2004       162   1.201 - 1.210      196        5.22          1.40 - 2.05
 FAMVS Mercury Value Opportunities V.I.
   Subaccount (Class III)                        2006        --   1.339 - 1.463       --          --          1.40 - 2.40
                                                 2005       940   1.204 - 1.312    1,216        0.93          1.40 - 2.40
                                                 2004       368   1.199 - 1.208      443          --          1.40 - 2.10
                                                 2003        33   1.067 - 1.068       35        0.13          1.40 - 1.60
Franklin Templeton Variable Insurance
 Products Trust
 FTVIPT Franklin Income Securities
   Subaccount (Class 2)                          2006     4,237   1.208 - 1.227    5,170        3.10          1.40 - 2.35
                                                 2005     1,900   1.046 - 1.052    1,995        0.02          1.40 - 2.35
 FTVIPT Franklin Small-Mid Cap Growth
   Securities Subaccount (Class 2)               2006     9,088   0.911 - 1.571    9,146          --          1.40 - 2.40
                                                 2005    10,845   0.853 - 1.472   10,133          --          1.40 - 2.40
                                                 2004    11,931   0.829 - 1.430   10,642          --          1.40 - 2.40
                                                 2003    12,653   0.757 - 1.306    9,985          --          1.40 - 2.40
                                                 2002    12,521   0.562 - 0.567    7,074        0.25          1.40 - 1.80
 FTVIPT Mutual Shares Securities Subaccount
   (Class 2)                                     2006        --   1.258 - 1.707       --          --          1.40 - 2.40
                                                 2005     8,024   1.083 - 1.468   10,445        0.90          1.40 - 2.40
                                                 2004     6,210   1.146 - 1.352    7,480        0.75          1.40 - 2.40
                                                 2003     4,170   1.036 - 1.222    4,528        1.01          1.40 - 2.40
                                                 2002     1,236   0.842 - 0.845    1,043        0.25          1.40 - 1.80
 FTVIPT Templeton Developing Markets
   Securities Subaccount (Class 2)               2006     4,308   1.523 - 2.826   11,490        1.08          1.40 - 2.40
                                                 2005     3,303   1.211 - 2.238    6,949        1.29          1.40 - 2.40
                                                 2004     1,831   1.536 - 1.781    3,084        1.83          1.40 - 2.40
                                                 2003       616   1.263 - 1.448      887        0.08          1.40 - 2.20
 FTVIPT Templeton Foreign Securities
   Subaccount (Class 2)                          2006    21,163   1.281 - 1.930   31,284        1.23          1.40 - 2.50
                                                 2005    19,192   1.075 - 1.618   23,726        1.15          1.40 - 2.40
                                                 2004    16,124   1.063 - 1.495   17,993        1.05          1.40 - 2.40
                                                 2003    14,316   0.913 - 1.284   13,437        1.73          1.40 - 2.40
                                                 2002    13,620   0.703 - 0.710    9,638        2.05          1.40 - 1.80
 FTVIPT Templeton Growth Securities
   Subaccount (Class 2)                          2006        --   1.273 - 1.848       --          --          1.40 - 2.40
                                                 2005     3,432   1.191 - 1.544    4,497        1.11          1.40 - 2.40
                                                 2004     1,549   1.168 - 1.444    1,905        1.05          1.40 - 2.25
                                                 2003       981   1.025 - 1.267    1,046        1.62          1.40 - 2.20
                                                 2002       227   0.790 - 0.792      179        0.26          1.40 - 1.80

                                                                                                            Total Return(3)
                                                                                                               Lowest to
                                                                                                              Highest (%)
                                                                                                              -----------

Dreyfus Variable Investment Fund
 Dreyfus VIF Appreciation Subaccount (Initial Shares)                                                          13.91 - 14.88
                                                                                                                 2.11 - 2.93
                                                                                                                 2.78 - 3.62
                                                                                                               15.72 - 21.75
                                                                                                           (18.18) - (17.87)
 Dreyfus VIF Developing Leaders Subaccount (Initial Shares)                                                      1.48 - 2.38
                                                                                                                 3.50 - 4.33
                                                                                                                 8.90 - 9.81
                                                                                                               21.39 - 37.11
                                                                                                           (20.53) - (20.21)
DWS Investments VIT Funds
 DWS VIT Small Cap Index Subaccount (Class A)                                                                  15.64 - 15.89
                                                                                                                 2.63 - 2.81
                                                                                                               15.81 - 16.14
                                                                                                               44.24 - 44.36
                                                                                                           (21.92) - (21.65)
FAM Variable Series Funds, Inc.
 FAMVS Mercury Global Allocation V.I. Subaccount (Class III)                                                     0.17 - 8.82
                                                                                                                1.49 - 11.00
                                                                                                                7.80 - 11.41
 FAMVS Mercury Value Opportunities V.I. Subaccount (Class III)                                                 11.17 - 11.51
                                                                                                              (1.87) - 13.78
                                                                                                                5.06 - 13.11
                                                                                                                 1.62 - 1.71
Franklin Templeton Variable Insurance Products Trust
 FTVIPT Franklin Income Securities Subaccount (Class 2)                                                        11.02 - 16.63
                                                                                                               (3.14) - 2.33
 FTVIPT Franklin Small-Mid Cap Growth Securities Subaccount (Class 2)                                            6.11 - 7.22
                                                                                                                2.31 - 14.55
                                                                                                                4.48 - 13.62
                                                                                                              (0.83) - 42.11
                                                                                                           (29.93) - (29.74)
 FTVIPT Mutual Shares Securities Subaccount (Class 2)                                                          15.55 - 16.80
                                                                                                                7.99 - 10.31
                                                                                                                9.67 - 11.03
                                                                                                                1.36 - 29.06
                                                                                                            (15.42) - (2.55)
 FTVIPT Templeton Developing Markets Securities Subaccount (Class 2)                                           25.01 - 26.27
                                                                                                                7.89 - 25.66
                                                                                                               14.80 - 23.00
                                                                                                                5.65 - 40.88
 FTVIPT Templeton Foreign Securities Subaccount (Class 2)                                                       5.63 - 19.73
                                                                                                                3.23 - 11.51
                                                                                                               10.18 - 16.85
                                                                                                                3.61 - 51.06
                                                                                                           (20.02) - (19.68)
 FTVIPT Templeton Growth Securities Subaccount (Class 2)                                                       16.90 - 20.13
                                                                                                                 1.75 - 8.55
                                                                                                               10.83 - 15.26
                                                                                                               19.85 - 37.80
                                                                                                           (19.39) - (16.01)

                                                 Year              Unit Value       Net     Investment(1)   Expense Ratio(2)
                                                Ended    Units      Lowest to     Assets       Income          Lowest to
                                                Dec 31   (000s)    Highest ($)    ($000s)     Ratio (%)       Highest (%)
                                                ------   ------    -----------    -------     ---------       -----------

High Yield Bond Trust
 High Yield Bond Subaccount                      2006        --   1.089 - 1.094       --         6.62         1.40 - 1.60
                                                 2005       323   1.065 - 1.069      345         0.01         1.40 - 1.60
                                                 2004        21           1.068       22        20.27                1.60
Janus Aspen Series
 Janus Aspen Balanced Subaccount
   (Service Shares)                              2006        --   1.078 - 1.289       --           --         1.40 - 2.20
                                                 2005     4,377   1.044 - 1.249    4,689         2.01         1.40 - 2.20
                                                 2004     5,334   0.988 - 1.181    5,388         2.05         1.40 - 2.20
                                                 2003     6,838   0.929 - 1.111    6,503         1.84         1.40 - 2.20
                                                 2002     6,659   0.831 - 0.839    5,577         2.00         1.40 - 1.80
 Janus Aspen Global Life Sciences Subaccount
   (Service Shares)                              2006     1,368   1.027 - 1.584    1,474           --         1.40 - 2.20
                                                 2005     1,622   0.984 - 1.516    1,661           --         1.40 - 2.20
                                                 2004     2,002   0.892 - 1.374    1,850           --         1.40 - 2.20
                                                 2003     2,232   0.795 - 1.225    1,822           --         1.40 - 2.20
                                                 2002     2,449   0.641 - 0.647    1,581           --         1.40 - 1.80
 Janus Aspen Global Technology Subaccount
   (Service Shares)                              2006     2,280   0.395 - 1.557      936           --         1.40 - 1.80
                                                 2005     2,656   0.373 - 1.470    1,018           --         1.40 - 1.80
                                                 2004     3,327   0.340 - 1.342    1,176           --         1.40 - 1.80
                                                 2003     4,109   0.345 - 1.359    1,454           --         1.40 - 1.80
                                                 2002     4,875   0.240 - 0.242    1,177           --         1.40 - 1.80
 Janus Aspen Mid Cap Growth Subaccount
   (Service Shares)                              2006    10,335   0.541 - 1.885    6,408           --         1.40 - 2.40
                                                 2005    12,037   0.486 - 1.694    6,585           --         1.40 - 2.40
                                                 2004    13,113   0.442 - 1.540    6,267           --         1.40 - 2.40
                                                 2003    14,579   0.373 - 1.301    5,712           --         1.40 - 2.20
                                                 2002    16,046   0.282 - 0.284    4,550           --         1.40 - 1.80
 Janus Aspen Worldwide Growth Subaccount
   (Service Shares)                              2006     4,002   0.662 - 1.468    2,741         1.60         1.40 - 2.20
                                                 2005     4,617   0.572 - 1.267    2,716         1.17         1.40 - 2.20
                                                 2004     5,941   0.551 - 1.222    3,358         0.88         1.40 - 2.20
                                                 2003     6,874   0.537 - 1.190    3,765         0.83         1.40 - 2.20
                                                 2002     7,831   0.442 - 0.446    3,489         0.55         1.40 - 1.80
Lazard Retirement Series, Inc.
 Lazard Retirement Small Cap Subaccount          2006        --   1.277 - 1.745       --           --         1.40 - 2.40
                                                 2005     2,635   1.145 - 1.552    3,932           --         1.40 - 2.40
                                                 2004     1,963   1.314 - 1.513    2,894           --         1.40 - 2.40
                                                 2003       835   1.173 - 1.336    1,096           --         1.40 - 2.20
Legg Mason Partners Investment Series
 LMPIS Dividend Strategy Subaccount              2006     1,267   0.906 - 1.347    1,316         2.07         1.40 - 2.40
                                                 2005     1,621   0.782 - 1.163    1,441         2.10         1.40 - 2.40
                                                 2004     1,247   0.798 - 1.186    1,128         1.10         1.40 - 2.40
                                                 2003     1,033   0.786 - 1.168      875         0.63         1.40 - 2.25
                                                 2002       791   0.648 - 0.652      513         0.75         1.40 - 1.80
 LMPIS Premier Selections All Cap Growth
   Subaccount                                    2006     1,462   0.941 - 1.408    1,470           --         1.40 - 2.20
                                                 2005     1,615   0.893 - 1.336    1,574         0.12         1.40 - 2.20
                                                 2004     1,776   0.855 - 1.279    1,615           --         1.40 - 2.05
                                                 2003     1,830   0.846 - 1.266    1,597           --         1.40 - 2.00
                                                 2002     2,068   0.641 - 0.646    1,332         0.06         1.40 - 1.80
Legg Mason Partners Variable Portfolios V
 LMPVPV Small Cap Growth Opportunities
   Subaccount                                    2006     1,988   1.194 - 1.763    2,785           --         1.40 - 2.40
                                                 2005     2,422   1.123 - 1.590    3,105           --         1.40 - 2.40
                                                 2004     2,238   1.090 - 1.543    2,798         0.08         1.40 - 2.40
                                                 2003     1,932   0.960 - 1.359    1,986           --         1.40 - 2.25
                                                 2002     1,494   0.688 - 0.693    1,033           --         1.40 - 1.80

                                                                                                            Total Return(3)
                                                                                                               Lowest to
                                                                                                              Highest (%)
                                                                                                              -----------

High Yield Bond Trust
 High Yield Bond Subaccount                                                                                      2.25 - 2.34
                                                                                                             (0.65) - (0.28)
                                                                                                                        7.01
Janus Aspen Series
 Janus Aspen Balanced Subaccount (Service Shares)                                                                3.08 - 3.38
                                                                                                                 5.29 - 6.18
                                                                                                                 5.97 - 6.70
                                                                                                                5.93 - 12.16
                                                                                                             (8.38) - (7.90)
 Janus Aspen Global Life Sciences Subaccount (Service Shares)                                                    4.01 - 4.88
                                                                                                                9.90 - 10.69
                                                                                                               11.72 - 12.67
                                                                                                               10.76 - 27.00
                                                                                                           (30.85) - (30.50)
 Janus Aspen Global Technology Subaccount (Service Shares)                                                       5.90 - 6.30
                                                                                                                9.54 - 10.12
                                                                                                             (1.45) - (0.86)
                                                                                                               43.35 - 44.58
                                                                                                           (42.03) - (41.69)
 Janus Aspen Mid Cap Growth Subaccount (Service Shares)                                                        10.63 - 11.69
                                                                                                                5.50 - 10.47
                                                                                                               14.81 - 18.78
                                                                                                                1.73 - 36.80
                                                                                                           (29.43) - (29.18)
 Janus Aspen Worldwide Growth Subaccount (Service Shares)                                                      15.34 - 16.27
                                                                                                                 3.30 - 4.10
                                                                                                                 2.28 - 3.13
                                                                                                               19.96 - 24.47
                                                                                                           (27.06) - (26.77)
Lazard Retirement Series, Inc.
 Lazard Retirement Small Cap Subaccount                                                                        11.47 - 12.44
                                                                                                               (1.29) - 3.99
                                                                                                                0.38 - 13.25
                                                                                                                5.58 - 28.09
Legg Mason Partners Investment Series
 LMPIS Dividend Strategy Subaccount                                                                            15.16 - 16.31
                                                                                                               (2.52) - 0.82
                                                                                                               (0.98) - 8.43
                                                                                                                3.19 - 28.92
                                                                                                           (27.27) - (27.07)
 LMPIS Premier Selections All Cap Growth Subaccount                                                              5.00 - 5.82
                                                                                                                 4.22 - 6.34
                                                                                                               (1.85) - 9.83
                                                                                                               15.13 - 33.12
                                                                                                           (28.14) - (27.74)
Legg Mason Partners Variable Portfolios V
 LMPVPV Small Cap Growth Opportunities Subaccount                                                               4.65 - 11.36
                                                                                                                0.00 - 11.71
                                                                                                              (0.14) - 17.67
                                                                                                                2.07 - 54.61
                                                                                                           (27.04) - (26.67)

                                                Year               Unit Value       Net     Investment(1)   Expense Ratio(2)
                                               Ended     Units      Lowest to     Assets       Income          Lowest to
                                               Dec 31   (000s)     Highest ($)    ($000s)     Ratio (%)       Highest (%)
                                               ------   ------     -----------    -------     ---------       -----------

Legg Mason Partners
 Variable Portfolios I, Inc.
 LMPVPI All Cap Subaccount (Class I)            2006     16,546   1.447 - 1.653    25,663       1.29          1.40 - 2.40
                                                2005     18,894   1.255 - 1.425    25,192       0.84          1.40 - 2.40
                                                2004     21,027   1.236 - 1.395    27,387       0.52          1.40 - 2.40
                                                2003     22,824   1.170 - 1.311    27,887       0.26          1.40 - 2.20
                                                2002     23,450   0.885 - 0.894    20,874       0.45          1.40 - 1.80
 LMPVPI Investors Subaccount (Class I)          2006      8,987   1.217 - 1.642    12,941       1.56          1.40 - 2.35
                                                2005     11,202   1.049 - 1.413    13,841       1.17          1.40 - 2.35
                                                2004     12,331   1.153 - 1.351    14,502       1.39          1.40 - 2.25
                                                2003     14,232   1.064 - 1.246    15,341       1.47          1.40 - 2.05
                                                2002     13,930   0.818 - 0.826    11,476       1.19          1.40 - 1.80
 LMPVPI Large Cap Growth Subaccount (Class
   I)                                           2006        515   1.183 - 1.425       634         --          1.40 - 2.00
                                                2005        793   1.156 - 1.392       949       0.02          1.40 - 2.00
                                                2004        625   1.118 - 1.346       726       0.16          1.40 - 2.00
                                                2003        580   1.133 - 1.364       665       0.04          1.40 - 2.00
                                                2002         76   0.799 - 0.800        61         --          1.40 - 1.60
 LMPVPI Small Cap Growth Subaccount (Class
   I)                                           2006      4,871   1.537 - 1.830     7,710         --          1.40 - 2.40
                                                2005      5,485   1.388 - 1.652     7,815         --          1.40 - 2.40
                                                2004      5,666   1.347 - 1.604     7,813         --          1.40 - 2.40
                                                2003      5,986   1.191 - 1.418     7,249         --          1.40 - 2.40
                                                2002      5,027   0.815 - 0.823     4,119         --          1.40 - 1.80
Legg Mason Partners Variable Portfolios II
 LMPVPII Aggressive Growth Subaccount
   (Class I)                                    2006        654   1.324 - 1.648       948         --          1.40 - 2.00
                                                2005      1,044   1.211 - 1.511     1,344         --          1.40 - 2.00
                                                2004        924   1.120 - 1.400     1,124         --          1.40 - 2.00
                                                2003        828   1.043 - 1.306       952         --          1.40 - 2.00
                                                2002         91   0.757 - 0.758        69         --          1.40 - 1.60
 LMPVPII Appreciation Subaccount                2006     22,505   1.145 - 1.475    27,954       1.10          1.40 - 2.50
                                                2005     24,355   1.016 - 1.308    26,761       0.84          1.40 - 2.40
                                                2004     25,168   1.022 - 1.277    26,698       1.14          1.40 - 2.40
                                                2003     24,486   0.956 - 1.195    24,001       0.71          1.40 - 2.25
                                                2002     20,869   0.782 - 0.789    16,405       1.67          1.40 - 1.80
 LMPVPII Diversified Strategic Income
   Subaccount                                   2006     11,836   1.109 - 1.298    15,042       5.76          1.40 - 2.40
                                                2005     13,581   1.075 - 1.249    16,621       5.25          1.40 - 2.40
                                                2004     15,046   1.100 - 1.235    18,290       4.81          1.40 - 2.40
                                                2003     15,907   1.057 - 1.174    18,523       6.38          1.40 - 2.20
                                                2002     13,854   1.055 - 1.065    14,703       9.59          1.40 - 1.80
 LMPVPII Equity Index Subaccount (Class I)      2006    696,948   0.908 - 1.539   846,950       1.53          1.40 - 3.50
                                                2005    802,906   0.809 - 1.381   875,448       1.49          1.40 - 3.60
                                                2004    827,617   0.796 - 1.368   888,905       1.66          1.40 - 3.60
                                                2003    790,182   0.740 - 1.282   784,654       1.44          1.40 - 3.60
                                                2002    681,113   0.594 - 0.942   516,234       2.38          1.40 - 3.60
 LMPVPII Equity Index Subaccount (Class II)     2006     24,119   0.980 - 1.521    25,004       1.31          1.40 - 2.40
                                                2005     26,715   0.866 - 1.345    24,421       1.18          1.40 - 2.40
                                                2004     30,095   0.846 - 1.314    26,509       1.36          1.40 - 2.40
                                                2003     31,647   0.781 - 1.213    25,480       1.05          1.40 - 2.40
                                                2002     29,147   0.623 - 0.629    18,285       1.85          1.40 - 1.80
 LMPVPII Fundamental Value Subaccount           2006     28,840   1.194 - 1.650    44,554       1.55          1.40 - 2.40
                                                2005     33,539   1.042 - 1.439    45,112       0.90          1.40 - 2.40
                                                2004     37,666   1.233 - 1.398    49,206       0.66          1.40 - 2.40
                                                2003     37,720   1.168 - 1.315    46,332       0.64          1.40 - 2.25
                                                2002     36,320   0.894 - 0.903    32,630       1.14          1.40 - 1.80
 LMPVPII Growth and Income Subaccount
   (Class I)                                    2006        565   1.220 - 1.479       746       0.39          1.40 - 2.20
                                                2005        628   1.105 - 1.340       752       0.35          1.40 - 2.20
                                                2004        707   1.086 - 1.316       834       0.86          1.40 - 2.20
                                                2003        756   1.020 - 1.237       811       0.46          1.40 - 2.20
                                                2002         46   0.798 - 0.800        37       0.13          1.40 - 1.80

                                                                                                            Total Return(3)
                                                                                                               Lowest to
                                                                                                              Highest (%)
                                                                                                              -----------

Legg Mason Partners
 Variable Portfolios I, Inc.
 LMPVPI All Cap Subaccount (Class I)                                                                           15.30 - 16.46
                                                                                                                 1.54 - 2.60
                                                                                                                 0.98 - 6.86
                                                                                                                0.34 - 46.15
                                                                                                           (26.43) - (26.05)
 LMPVPI Investors Subaccount (Class I)                                                                         15.58 - 16.63
                                                                                                                 4.12 - 6.93
                                                                                                                 2.76 - 8.91
                                                                                                                3.89 - 37.38
                                                                                                           (24.47) - (24.15)
 LMPVPI Large Cap Growth Subaccount (Class I)                                                                    2.17 - 2.73
                                                                                                                 3.13 - 3.81
                                                                                                             (1.47) - (0.88)
                                                                                                               26.25 - 42.50
                                                                                                               (3.15) - 0.13
 LMPVPI Small Cap Growth Subaccount (Class I)                                                                  10.13 - 11.13
                                                                                                                 2.38 - 3.50
                                                                                                                5.84 - 13.49
                                                                                                                2.15 - 60.05
                                                                                                           (35.83) - (35.60)
Legg Mason Partners Variable Portfolios II
 LMPVPII Aggressive Growth Subaccount (Class I)                                                                  8.85 - 9.59
                                                                                                                 7.75 - 8.35
                                                                                                                 6.90 - 7.55
                                                                                                                9.86 - 38.13
                                                                                                               (4.41) - 2.30
 LMPVPII Appreciation Subaccount                                                                               11.09 - 13.18
                                                                                                                 1.58 - 7.29
                                                                                                                 3.48 - 7.22
                                                                                                                5.25 - 30.24
                                                                                                           (18.96) - (18.74)
 LMPVPII Diversified Strategic Income Subaccount                                                                 2.90 - 3.92
                                                                                                                 0.18 - 1.42
                                                                                                                 3.67 - 5.26
                                                                                                                0.76 - 10.23
                                                                                                                 3.03 - 3.40
 LMPVPII Equity Index Subaccount (Class I)                                                                     11.34 - 13.84
                                                                                                                 0.77 - 3.08
                                                                                                                 6.60 - 8.99
                                                                                                               23.60 - 28.20
                                                                                                           (24.90) - (23.29)
 LMPVPII Equity Index Subaccount (Class II)                                                                    12.38 - 13.56
                                                                                                                 1.81 - 5.00
                                                                                                                 5.72 - 8.71
                                                                                                                0.27 - 32.28
                                                                                                           (23.75) - (23.48)
 LMPVPII Fundamental Value Subaccount                                                                          14.03 - 15.14
                                                                                                                 1.76 - 6.47
                                                                                                                 0.90 - 7.09
                                                                                                                1.83 - 45.30
                                                                                                           (22.73) - (22.36)
 LMPVPII Growth and Income Subaccount (Class I)                                                                 9.97 - 10.78
                                                                                                                 1.38 - 2.19
                                                                                                                 6.09 - 6.91
                                                                                                               10.70 - 32.69
                                                                                                             (3.15) - (0.13)

                                                 Year              Unit Value       Net     Investment(1)   Expense Ratio(2)
                                                Ended    Units      Lowest to     Assets       Income          Lowest to
                                                Dec 31   (000s)    Highest ($)    ($000s)     Ratio (%)       Highest (%)
                                                ------   ------    -----------    -------     ---------       -----------

Legg Mason Partners Variable
 Portfolios III, Inc.
 LMPVPIII Adjustable Rate Income
   Subaccount                                    2006     3,734   1.000 - 1.033    3,811         4.71         1.40 - 2.40
                                                 2005     3,871   0.983 - 1.006    3,862         3.28         1.40 - 2.40
                                                 2004     3,037   0.984 - 0.997    3,010         2.24         1.40 - 2.40
                                                 2003       192   0.996 - 0.999      191         0.85         1.40 - 2.40
 LMPVPIII Aggressive Growth Subaccount           2006    48,369   1.186 - 1.590   70,692           --         1.40 - 2.40
                                                 2005    54,850   1.111 - 1.488   74,919           --         1.40 - 2.40
                                                 2004    59,849   1.218 - 1.357   74,443           --         1.40 - 2.40
                                                 2003    59,945   1.135 - 1.256   68,824           --         1.40 - 2.25
                                                 2002    56,265   0.859 - 0.867   48,577           --         1.40 - 1.80
 LMPVPIII High Income Subaccount                 2006    15,674   1.089 - 1.504   20,307         7.56         1.40 - 2.40
                                                 2005    17,665   1.000 - 1.379   20,957         7.64         1.40 - 2.40
                                                 2004    19,445   1.121 - 1.369   22,743         8.71         1.40 - 2.40
                                                 2003    18,911   1.033 - 1.262   20,255         9.13         1.40 - 2.25
                                                 2002    12,664   0.825 - 0.833   10,515        25.94         1.40 - 1.80
 LMPVPIII International All Cap Growth
   Subaccount                                    2006     6,613   0.894 - 1.938    6,063         2.09         1.40 - 2.20
                                                 2005     7,392   0.724 - 1.568    5,465         1.32         1.40 - 2.20
                                                 2004     8,715   0.659 - 1.429    5,867         0.86         1.40 - 2.20
                                                 2003    11,293   0.570 - 1.234    6,532         1.10         1.40 - 2.00
                                                 2002    11,632   0.455 - 0.459    5,327         0.79         1.40 - 1.80
 LMPVPIII Large Cap Growth Subaccount            2006    34,705   0.961 - 1.435   34,779         0.15         1.40 - 2.40
                                                 2005    39,492   0.936 - 1.397   38,465         0.13         1.40 - 2.40
                                                 2004    43,792   0.905 - 1.352   40,897         0.35         1.40 - 2.40
                                                 2003    46,327   0.918 - 1.371   43,289         0.02         1.40 - 2.25
                                                 2002    45,057   0.634 - 0.640   28,730         0.34         1.40 - 1.80
 LMPVPIII Large Cap Value Subaccount             2006    14,404   1.215 - 1.591   17,784         1.23         1.40 - 2.20
                                                 2005    16,048   1.046 - 1.372   17,016         1.52         1.40 - 2.20
                                                 2004    19,248   1.000 - 1.314   19,458         1.85         1.40 - 2.20
                                                 2003    21,186   0.920 - 1.212   19,661         1.73         1.40 - 2.20
                                                 2002    23,053   0.734 - 0.742   17,022         3.83         1.40 - 1.80
 LMPVPIII Mid Cap Core Subaccount                2006    11,609   1.208 - 1.620   18,528         0.52         1.40 - 2.40
                                                 2005    13,957   1.072 - 1.436   19,690         0.60         1.40 - 2.40
                                                 2004    15,651   1.247 - 1.350   20,750           --         1.40 - 2.40
                                                 2003    16,569   1.158 - 1.245   20,229           --         1.40 - 2.25
                                                 2002    17,313   0.950 - 0.959   16,544         0.09         1.40 - 1.80
 LMPVPIII Money Market Subaccount                2006    29,384   1.000 - 1.109   31,769         4.54         1.40 - 2.40
                                                 2005    25,021   0.977 - 1.075   26,434         2.76         1.40 - 2.40
                                                 2004    28,307   0.971 - 1.060   29,632         0.87         1.40 - 2.40
                                                 2003    32,260   0.984 - 1.066   34,143         0.67         1.40 - 2.40
                                                 2002    55,425   1.063 - 1.074   59,288         1.26         1.40 - 1.80
Legg Mason Partners Variable Portfolios IV
 LMPVPIV Multiple Discipline Subaccount-All
   Cap Growth and Value                          2006    23,023   1.166 - 1.682   33,725         0.60         1.40 - 2.50
                                                 2005    26,340   1.046 - 1.502   34,871         0.37         1.40 - 2.50
                                                 2004    25,718   1.174 - 1.447   33,676         0.37         1.40 - 2.40
                                                 2003    15,221   1.127 - 1.376   19,820         0.11         1.40 - 2.40
                                                 2002       755   1.060 - 1.061      801           --         1.40 - 1.80
 LMPVPIV Multiple Discipline Subaccount-
   Balanced All Cap Growth and Value             2006    21,523   1.119 - 1.448   28,520         1.56         1.40 - 2.40
                                                 2005    22,405   1.032 - 1.329   27,404         1.24         1.40 - 2.40
                                                 2004    20,182   1.115 - 1.293   24,276         0.98         1.40 - 2.40
                                                 2003    11,039   1.088 - 1.249   13,312         0.57         1.40 - 2.40
                                                 2002       664   1.037 - 1.038      689           --         1.40 - 1.80
 LMPVPIV Multiple Discipline Subaccount-
   Global All Cap Growth and Value               2006     6,106   1.194 - 1.808    9,469         1.13         1.40 - 2.50
                                                 2005     6,570   1.056 - 1.592    9,049         0.84         1.40 - 2.50
                                                 2004     4,207   1.226 - 1.515    5,718         0.59         1.40 - 2.40
                                                 2003     1,708   1.139 - 1.394    2,261         0.26         1.40 - 2.40
                                                 2002       281   1.073 - 1.074      302           --         1.40 - 1.80

                                                                                                            Total Return(3)
                                                                                                               Lowest to
                                                                                                              Highest (%)
                                                                                                              -----------

Legg Mason Partners Variable
 Portfolios III, Inc.
 LMPVPIII Adjustable Rate Income
   Subaccount                                                                                                    1.73 - 2.68
                                                                                                               (0.10) - 0.90
                                                                                                             (1.20) - (0.20)
                                                                                                               (0.30) - 0.00
 LMPVPIII Aggressive Growth Subaccount                                                                           6.25 - 7.28
                                                                                                                4.42 - 18.92
                                                                                                                 1.42 - 8.43
                                                                                                                5.58 - 37.35
                                                                                                           (33.82) - (33.61)
 LMPVPIII High Income Subaccount                                                                                 8.33 - 9.44
                                                                                                               (0.91) - 2.06
                                                                                                                 7.44 - 9.51
                                                                                                                0.27 - 25.81
                                                                                                             (4.95) - (4.58)
 LMPVPIII International All Cap Growth Subaccount                                                              23.11 - 24.22
                                                                                                                9.32 - 10.13
                                                                                                               15.60 - 18.88
                                                                                                               20.33 - 32.97
                                                                                                           (26.97) - (26.76)
 LMPVPIII Large Cap Growth Subaccount                                                                            2.13 - 3.14
                                                                                                                0.20 - 11.99
                                                                                                             (5.19) - (0.35)
                                                                                                                3.17 - 47.74
                                                                                                           (26.11) - (25.84)
 LMPVPIII Large Cap Value Subaccount                                                                           15.69 - 16.65
                                                                                                                 4.20 - 5.01
                                                                                                                 8.18 - 9.11
                                                                                                               19.57 - 26.51
                                                                                                           (26.75) - (26.39)
 LMPVPIII Mid Cap Core Subaccount                                                                              12.05 - 13.24
                                                                                                                2.58 - 12.72
                                                                                                               (0.08) - 8.88
                                                                                                                0.96 - 36.18
                                                                                                           (20.57) - (20.28)
 LMPVPIII Money Market Subaccount                                                                                2.24 - 3.16
                                                                                                                 0.31 - 1.42
                                                                                                             (1.51) - (0.56)
                                                                                                             (1.40) - (0.10)
                                                                                                             (0.56) - (0.09)
Legg Mason Partners Variable Portfolios IV
 LMPVPIV Multiple Discipline Subaccount-All Cap Growth and Value                                               10.89 - 11.98
                                                                                                               (1.29) - 8.18
                                                                                                                 3.30 - 5.16
                                                                                                                2.08 - 34.70
                                                                                                               (0.56) - 0.95
 LMPVPIV Multiple Discipline Subaccount-Balanced All Cap Growth and Value                                        0.48 - 8.95
                                                                                                                 0.96 - 4.24
                                                                                                                 0.90 - 3.52
                                                                                                                3.52 - 23.08
                                                                                                               (2.08) - 0.48
 LMPVPIV Multiple Discipline Subaccount-Global All Cap Growth and Value                                        12.38 - 13.57
                                                                                                                 4.00 - 8.98
                                                                                                                 4.03 - 9.24
                                                                                                                1.61 - 39.46
                                                                                                               (0.74) - 0.66

                               Year              Unit Value       Net     Investment(1)   Expense Ratio(2)   Total Return(3)
                              Ended    Units      Lowest to     Assets       Income          Lowest to          Lowest to
                              Dec 31   (000s)    Highest ($)    ($000s)     Ratio (%)       Highest (%)        Highest (%)
                              ------   ------    -----------    -------     ---------       -----------        -----------

Legg Mason Partners
 Variable Portfolios IV
 (Continued)
 LMPVPIV Multiple
   Discipline Subaccount-
   Large Cap Growth and
   Value                       2006     2,799   1.124 - 1.619    4,096        0.78          1.40 - 2.25         8.49 - 10.74
                               2005     2,948   1.048 - 1.462    3,882        0.67          1.40 - 2.25          1.20 - 3.35
                               2004     2,708   1.171 - 1.432    3,556        0.89          1.40 - 2.25        (0.68) - 8.28
                               2003     1,724   1.122 - 1.360    2,235        0.76          1.40 - 2.25         2.19 - 33.99
                               2002        13           1.069       14          --          1.40 - 1.60      (4.55) - (2.02)
Lord Abbett Series Fund,
 Inc.
 Lord Abbett Growth and
   Income Subaccount (Class
   VC)                         2006     5,963   1.182 - 1.628    9,179        1.34          1.40 - 2.40        14.49 - 15.63
                               2005     5,440   1.027 - 1.408    7,265        1.13          1.40 - 2.40        (0.98) - 7.54
                               2004     3,429   1.253 - 1.382    4,595        1.25          1.40 - 2.40         7.28 - 11.09
                               2003     1,289   1.141 - 1.244    1,588        1.19          1.40 - 2.20         2.24 - 22.07
 Lord Abbett Mid-Cap Value
   Subaccount (Class VC)       2006     6,904   1.185 - 1.820   11,884        0.49          1.40 - 2.50         9.48 - 10.71
                               2005     7,589   1.076 - 1.644   11,900        0.51          1.40 - 2.50         4.53 - 13.03
                               2004     5,149   1.398 - 1.541    7,715        0.45          1.40 - 2.40         0.86 - 22.30
                               2003     1,811   1.155 - 1.260    2,264        1.07          1.40 - 2.25         0.26 - 23.99
Managed Assets Trust
 Managed Assets Trust          2006        --   1.131 - 1.140       --        2.22          1.40 - 1.80          3.10 - 3.26
                               2005       107   1.097 - 1.104      118        0.02          1.40 - 1.80          2.05 - 2.41
                               2004        39   1.075 - 1.078       42        6.79          1.40 - 1.80          2.67 - 6.84
Met Investors Series Trust
 MIST Batterymarch Mid-Cap
   Stock Subaccount (Class
   A)                          2006     1,702   1.429 - 1.683    2,520          --          1.40 - 2.00      (5.06) - (4.68)
 MIST BlackRock High Yield
   Subaccount (Class A)        2006     1,629   1.350 - 1.421    2,250          --          1.40 - 2.20          4.95 - 5.57
 MIST BlackRock Large-Cap
   Core Subaccount (Class
   A)                          2006     7,745   0.988 - 1.628    7,983          --          1.40 - 2.50          5.31 - 6.07
 MIST Dreman Small-Cap
   Value Subaccount (Class
   A)                          2006       535   1.337 - 1.360      724        0.62          1.40 - 2.40         6.03 - 17.13
 MIST Harris Oakmark
   International Subaccount
   (Class A)                   2006     6,710   1.139 - 1.954    8,895          --          1.36 - 2.36         9.61 - 10.40
 MIST Janus Capital
   Appreciation Subaccount
   (Class A)                   2006     9,058   0.671 - 1.640    6,601          --          1.40 - 2.20          2.09 - 2.69
 MIST Legg Mason Partners
   Managed Assets
   Subaccount (Class A)        2006       203   1.194 - 1.206      244          --          1.40 - 1.80          5.57 - 5.79
 MIST Lord Abbett Bond
   Debenture Subaccount
   (Class A)                   2006     2,436   1.300 - 1.416    3,241          --          1.40 - 2.20          4.42 - 4.88
 MIST Lord Abbett Growth
   and Income Subaccount
   (Class B)                   2006    16,165   1.069 - 1.079   17,383          --          1.15 - 2.50          6.79 - 7.79
 MIST Lord Abbett Mid-Cap
   Value Subaccount (Class
   B)                          2006       578   1.068 - 1.073      619          --          1.40 - 2.20         3.89 - 14.42
 MIST Met/AIM Capital
   Appreciation Subaccount
   (Class A)                   2006     1,460   0.960 - 1.440    1,655        0.17          1.40 - 2.25      (1.65) - (1.01)
 MIST Met/AIM Small Cap
   Growth Subaccount (Class
   A)                          2006       127   1.281 - 1.302      165          --          1.40 - 2.40       (1.31) - 14.16
 MIST MFS(R) Value
   Subaccount (Class A)        2006     4,445   1.236 - 1.410    6,215        1.57          1.40 - 2.40         0.58 - 10.68
 MIST Neuberger Berman
   Real Estate Subaccount
   (Class A)                   2006     7,149   1.213 - 1.222    8,723          --          1.40 - 2.50         3.93 - 21.83
 MIST Pioneer Fund
   Subaccount (Class A)        2006       418   1.282 - 1.593      636          --          1.40 - 2.35          7.00 - 7.64
 MIST Pioneer Mid-Cap
   Value Subaccount (Class
   A)                          2006       184   1.166 - 1.180      216        0.26          1.40 - 2.15         4.86 - 14.59
 MIST Pioneer Strategic
   Income Subaccount (Class
   A)                          2006     4,573   1.052 - 1.471    6,356        5.11          1.40 - 2.40          1.64 - 3.66
 MIST Third Avenue Small
   Cap Value Subaccount
   (Class B)                   2006     6,235   1.023 - 1.030    6,411          --          1.40 - 2.40          1.99 - 5.99

                                                 Year              Unit Value       Net     Investment(1)   Expense Ratio(2)
                                                Ended    Units      Lowest to     Assets       Income          Lowest to
                                                Dec 31   (000s)    Highest ($)    ($000s)     Ratio (%)       Highest (%)
                                                ------   ------    -----------    -------     ---------       -----------

Metropolitan Series Fund, Inc.
 MSF BlackRock Aggressive Growth Subaccount
   (Class D)                                     2006    15,366   0.580 - 1.533    9,659          --          1.40 - 2.40
 MSF BlackRock Bond Income Subaccount (Class
   A)                                            2006     4,196   1.100 - 1.284    5,303          --          1.40 - 2.00
 MSF BlackRock Bond Income Subaccount (Class
   E)                                            2006    15,501   1.042 - 1.256   18,640          --          1.40 - 2.40
 MSF BlackRock Money Market Subaccount
   (Class A)                                     2006    17,555   1.013 - 1.201   20,882        3.29          1.40 - 2.00
 MSF Capital Guardian U.S. Equity Subaccount
   (Class A)                                     2006     4,806   0.737 - 1.371    3,647          --          1.40 - 2.25
 MSF FI Large Cap Subaccount (Class A)           2006    27,324   0.832 - 1.378   23,627          --          1.40 - 2.40
 MSF FI Value Leaders Subaccount (Class D)       2006    17,467   1.108 - 1.471   24,027          --          1.40 - 2.40
 MSF MetLife Aggressive Allocation
   Subaccount (Class B)                          2006     1,025   1.054 - 1.062    1,088          --          1.40 - 2.50
 MSF MetLife Conservative Allocation
   Subaccount (Class B)                          2006     1,185   1.040 - 1.044    1,235          --          1.40 - 1.95
 MSF MetLife Conservative to Moderate
   Allocation Subaccount (Class B)               2006     1,496   1.045 - 1.051    1,569          --          1.40 - 2.15
 MSF MetLife Moderate Allocation Subaccount
   (Class B)                                     2006     4,206   1.051 - 1.056    4,432          --          1.40 - 2.15
 MSF MetLife Moderate to Aggressive
   Allocation Subaccount (Class B)               2006     3,708   1.054 - 1.061    3,924          --          1.40 - 2.35
 MSF MFS(R) Total Return Subaccount
   (Class F)                                     2006    56,041   1.113 - 1.506   81,925          --          1.40 - 2.50
 MSF Morgan Stanley EAFE Index Subaccount
   (Class A)                                     2006        73   1.086 - 1.087       80          --          1.40 - 1.60
 MSF Oppenheimer Global Equity Subaccount
   (Class B)                                     2006     6,643   1.045 - 1.052    6,979          --          1.34 - 2.34
 MSF T. Rowe Price Large Cap Growth
   Subaccount (Class B)                          2006    20,169   1.064 - 1.070   21,564          --          1.40 - 2.20
 MSF Western Asset Management High Yield
   Bond Subaccount (Class A)                     2006       155   1.157 - 1.163      180          --          1.40 - 1.60
 MSF Western Asset Management U.S.
   Government Subaccount (Class A)               2006        52   1.077 - 1.082       56          --          1.25 - 1.45
Money Market Portfolio
 Money Market Subaccount                         2006        --   0.993 - 1.174       --        1.40          1.40 - 2.00
                                                 2005    10,828   0.986 - 1.162   12,474        2.88          1.40 - 2.00
                                                 2004     9,989   0.978 - 1.146   11,320        0.99          1.40 - 2.00
                                                 2003    13,177   0.987 - 1.150   15,014        0.78          1.40 - 2.00
                                                 2002    15,252   1.141 - 1.157   17,595        1.38          1.40 - 1.80
Oppenheimer Variable Account Funds
 Oppenheimer Main Street/VA Subaccount
   (Service Shares)                              2006        --   1.175 - 1.184       --        0.97          1.40 - 1.80
                                                 2005        89   1.112 - 1.120       99        0.81          1.40 - 1.80
                                                 2004        14           1.071       15          --                 1.80
PIMCO Variable Insurance Trust
 PIMCO VIT Real Return Subaccount
   (Administrative Class)                        2006     6,380   0.981 - 1.125    7,080        4.24          1.40 - 2.50
                                                 2005     6,401   0.993 - 1.133    7,180        2.82          1.40 - 2.50
                                                 2004     5,123   1.110 - 1.125    5,741        1.05          1.40 - 2.40
                                                 2003     1,642   1.042 - 1.048    1,718        0.48          1.40 - 2.25
 PIMCO VIT Total Return Subaccount
   (Administrative Class)                        2006    41,512   1.020 - 1.255   49,901        4.42          1.40 - 2.50
                                                 2005    43,917   1.001 - 1.226   51,745        3.41          1.40 - 2.40
                                                 2004    44,262   1.048 - 1.213   52,072        1.88          1.40 - 2.40
                                                 2003    46,045   1.024 - 1.173   53,044        2.86          1.40 - 2.25
                                                 2002    43,074   1.125 - 1.132   48,652        4.04          1.40 - 1.80
Putnam Variable Trust
 Putnam VT Discovery Growth Subaccount
   (Class IB)                                    2006       436   0.875 - 1.508      391          --          1.40 - 2.20
                                                 2005       408   0.802 - 1.383      335          --          1.40 - 2.20
                                                 2004       427   0.761 - 1.313      332          --          1.40 - 2.20
                                                 2003       481   0.721 - 1.242      355          --          1.40 - 2.20
                                                 2002       456   0.556 - 0.560      255          --          1.40 - 1.80

                                                                                                            Total Return(3)
                                                                                                               Lowest to
                                                                                                              Highest (%)
                                                                                                              -----------

Metropolitan Series Fund, Inc.
 MSF BlackRock Aggressive Growth Subaccount (Class D)                                                        (2.92) - (0.09)
 MSF BlackRock Bond Income Subaccount (Class A)                                                                  3.68 - 3.97
 MSF BlackRock Bond Income Subaccount (Class E)                                                                  3.27 - 3.89
 MSF BlackRock Money Market Subaccount (Class A)                                                                 2.01 - 2.30
 MSF Capital Guardian U.S. Equity Subaccount (Class A)                                                           2.32 - 2.86
 MSF FI Large Cap Subaccount (Class A)                                                                           0.79 - 1.46
 MSF FI Value Leaders Subaccount (Class D)                                                                       2.00 - 2.68
 MSF MetLife Aggressive Allocation Subaccount (Class B)                                                          5.19 - 5.99
 MSF MetLife Conservative Allocation Subaccount (Class B)                                                        3.90 - 4.30
 MSF MetLife Conservative to Moderate Allocation Subaccount (Class B)                                            4.29 - 4.89
 MSF MetLife Moderate Allocation Subaccount (Class B)                                                            4.15 - 5.39
 MSF MetLife Moderate to Aggressive Allocation Subaccount (Class B)                                              5.19 - 5.89
 MSF MFS(R) Total Return Subaccount
   (Class F)                                                                                                     6.18 - 7.04
 MSF Morgan Stanley EAFE Index Subaccount (Class A)                                                            15.90 - 18.41
 MSF Oppenheimer Global Equity Subaccount (Class B)                                                              4.92 - 5.62
 MSF T. Rowe Price Large Cap Growth Subaccount (Class B)                                                         6.61 - 7.21
 MSF Western Asset Management High Yield Bond Subaccount (Class A)                                               6.24 - 6.31
 MSF Western Asset Management U.S. Government Subaccount (Class A)                                               3.56 - 3.64
Money Market Portfolio
 Money Market Subaccount                                                                                         0.71 - 1.03
                                                                                                                 0.82 - 1.40
                                                                                                             (0.91) - (0.35)
                                                                                                             (1.00) - (0.61)
                                                                                                             (0.44) - (0.09)
Oppenheimer Variable Account Funds
 Oppenheimer Main Street/VA Subaccount (Service Shares)                                                          5.67 - 5.71
                                                                                                                 3.83 - 4.48
                                                                                                                        3.38
PIMCO Variable Insurance Trust
 PIMCO VIT Real Return Subaccount (Administrative Class)                                                     (1.79) - (0.71)
                                                                                                               (0.70) - 0.71
                                                                                                               (0.18) - 7.35
                                                                                                               (0.19) - 4.81
 PIMCO VIT Total Return Subaccount (Administrative Class)                                                        0.48 - 2.37
                                                                                                                 0.00 - 1.36
                                                                                                                 0.77 - 3.41
                                                                                                                 0.10 - 3.62
                                                                                                                 7.14 - 7.50
Putnam Variable Trust
 Putnam VT Discovery Growth Subaccount (Class IB)                                                                8.64 - 9.55
                                                                                                                 4.92 - 5.69
                                                                                                                 5.25 - 6.18
                                                                                                                3.60 - 41.46
                                                                                                           (30.85) - (30.52)

                                                 Year              Unit Value       Net     Investment(1)   Expense Ratio(2)
                                                Ended    Units      Lowest to     Assets       Income          Lowest to
                                                Dec 31   (000s)    Highest ($)    ($000s)     Ratio (%)       Highest (%)
                                                ------   ------    -----------    -------     ---------       -----------

Putnam Variable Trust (Continued)
 Putnam VT International Equity Subaccount
   (Class IB)                                    2006     4,354   1.377 - 1.981    6,335         0.58         1.40 - 2.20
                                                 2005     3,917   1.098 - 1.579    4,547         1.48         1.40 - 2.20
                                                 2004     4,207   0.996 - 1.433    4,403         1.61         1.40 - 2.20
                                                 2003     5,465   0.873 - 1.255    4,950         0.79         1.40 - 2.20
                                                 2002     5,325   0.691 - 0.696    3,700         0.34         1.40 - 1.80
 Putnam VT Small Cap Value Subaccount (Class
   IB)                                           2006     6,232   1.216 - 2.156   12,221         0.32         1.40 - 2.40
                                                 2005     7,054   1.056 - 1.871   11,997         0.18         1.40 - 2.40
                                                 2004     6,803   1.521 - 1.780   11,022         0.35         1.40 - 2.40
                                                 2003     6,680   1.235 - 1.436    8,691         0.32         1.40 - 2.25
                                                 2002     6,061   0.871 - 0.877    5,307         0.14         1.40 - 1.80
The Travelers Series Trust
 Travelers AIM Capital Appreciation
   Subaccount                                    2006        --   0.973 - 1.460       --           --         1.40 - 2.25
                                                 2005     1,929   0.914 - 1.372    1,983         0.23         1.40 - 2.25
                                                 2004     1,792   0.856 - 1.285    1,687         0.15         1.40 - 2.25
                                                 2003     1,733   0.818 - 1.228    1,477           --         1.40 - 2.20
                                                 2002     1,207   0.644 - 0.649      782           --         1.40 - 1.80
 Travelers Convertible Securities Subaccount     2006        --   1.242 - 1.353       --         0.83         1.40 - 2.20
                                                 2005     2,916   1.166 - 1.271    3,471         2.32         1.40 - 2.20
                                                 2004     3,787   1.183 - 1.289    4,557         2.01         1.40 - 2.20
                                                 2003     4,513   1.133 - 1.235    5,183         3.34         1.40 - 2.20
                                                 2002     4,009   0.914 - 0.922    3,690         6.79         1.40 - 1.80
 Travelers Disciplined Mid Cap Stock
   Subaccount                                    2006        --   1.503 - 1.769       --         0.54         1.40 - 2.00
                                                 2005     2,136   1.377 - 1.621    3,033           --         1.40 - 2.00
                                                 2004     2,216   1.247 - 1.468    2,844         0.29         1.40 - 2.00
                                                 2003     2,205   1.090 - 1.284    2,442         0.30         1.40 - 2.00
                                                 2002     2,228   0.830 - 0.837    1,862         0.55         1.40 - 1.80
 Travelers Equity Income Subaccount              2006        --   1.082 - 1.436       --         1.33         1.40 - 2.40
                                                 2005    19,696   1.031 - 1.367   25,128           --         1.40 - 2.40
                                                 2004    20,679   1.213 - 1.333   25,668         1.35         1.40 - 2.40
                                                 2003    20,135   1.129 - 1.235   23,093         0.99         1.40 - 2.40
                                                 2002    17,683   0.876 - 0.885   15,607         1.10         1.40 - 1.80
 Travelers Federated High Yield Subaccount       2006        --   1.282 - 1.350       --         7.76         1.40 - 2.20
                                                 2005     1,960   1.251 - 1.317    2,501           --         1.40 - 2.20
                                                 2004     2,441   1.242 - 1.308    3,083         7.16         1.40 - 2.20
                                                 2003     2,696   1.146 - 1.206    3,128         8.45         1.40 - 2.20
                                                 2002     2,856   0.953 - 0.962    2,740        22.14         1.40 - 1.80
 Travelers Federated Stock Subaccount            2006        --   1.205 - 1.424       --         1.56         1.40 - 2.00
                                                 2005       861   1.164 - 1.376    1,024           --         1.40 - 2.00
                                                 2004       985   1.125 - 1.331    1,130         1.45         1.40 - 2.00
                                                 2003     1,320   1.036 - 1.225    1,389         1.68         1.40 - 2.00
                                                 2002       926   0.827 - 0.834      771         2.83         1.40 - 1.80
 Travelers Large Cap Subaccount                  2006        --   0.822 - 1.361       --         0.44         1.40 - 2.40
                                                 2005    10,837   0.798 - 1.322    8,933           --         1.40 - 2.40
                                                 2004    12,722   0.747 - 1.238    9,779         0.79         1.40 - 2.40
                                                 2003    13,840   0.714 - 1.184   10,100         0.41         1.40 - 2.40
                                                 2002    13,022   0.583 - 0.589    7,648         0.47         1.40 - 1.80
 Travelers Managed Allocation Series:
   Aggressive Subaccount                         2006        --   1.136 - 1.148       --         2.97         1.40 - 2.50
                                                 2005        99   1.072 - 1.077      107           --         1.65 - 2.50
 Travelers Managed Allocation Series:
   Conservative Subaccount                       2006        --   1.029 - 1.037       --         3.19         1.40 - 2.15
                                                 2005       808   1.027 - 1.032      832         0.84         1.40 - 2.15
 Travelers Managed Allocation Series:
   Moderate Subaccount                           2006        --   1.078 - 1.085       --         3.13         1.40 - 2.15
                                                 2005     1,282   1.043 - 1.047    1,340         1.32         1.40 - 2.15

                                                                                                            Total Return(3)
                                                                                                               Lowest to
                                                                                                              Highest (%)
                                                                                                              -----------

Putnam Variable Trust (Continued)
 Putnam VT International Equity Subaccount (Class IB)                                                          12.33 - 25.94
                                                                                                                9.78 - 10.58
                                                                                                               13.68 - 14.63
                                                                                                                4.41 - 36.91
                                                                                                           (19.18) - (18.79)
 Putnam VT Small Cap Value Subaccount (Class IB)                                                               14.53 - 15.64
                                                                                                                0.68 - 13.21
                                                                                                               11.65 - 24.40
                                                                                                                0.00 - 56.94
                                                                                                           (19.80) - (19.39)
The Travelers Series Trust
 Travelers AIM Capital Appreciation Subaccount                                                                   6.20 - 6.55
                                                                                                                 6.34 - 7.13
                                                                                                                3.30 - 11.48
                                                                                                                3.36 - 37.14
                                                                                                           (25.29) - (24.88)
 Travelers Convertible Securities Subaccount                                                                     6.37 - 6.72
                                                                                                             (1.80) - (1.08)
                                                                                                                 3.90 - 4.79
                                                                                                                6.77 - 24.51
                                                                                                             (8.60) - (8.26)
 Travelers Disciplined Mid Cap Stock Subaccount                                                                  9.12 - 9.32
                                                                                                               10.19 - 10.88
                                                                                                               14.13 - 14.86
                                                                                                               28.74 - 35.16
                                                                                                           (15.82) - (15.54)
 Travelers Equity Income Subaccount                                                                              4.77 - 5.16
                                                                                                                 2.06 - 6.42
                                                                                                                 7.25 - 8.30
                                                                                                                0.27 - 41.28
                                                                                                           (15.53) - (15.15)
 Travelers Federated High Yield Subaccount                                                                       2.30 - 2.58
                                                                                                                 0.39 - 1.19
                                                                                                                 7.99 - 8.79
                                                                                                                6.38 - 20.69
                                                                                                                 1.82 - 2.34
 Travelers Federated Stock Subaccount                                                                            3.44 - 3.62
                                                                                                                 3.25 - 3.84
                                                                                                                 8.34 - 9.05
                                                                                                               25.27 - 31.16
                                                                                                           (20.79) - (20.50)
 Travelers Large Cap Subaccount                                                                                  2.83 - 3.19
                                                                                                                 6.08 - 7.30
                                                                                                                 2.98 - 5.11
                                                                                                                2.09 - 32.59
                                                                                                           (24.19) - (23.90)
 Travelers Managed Allocation Series: Aggressive Subaccount                                                      2.69 - 6.31
                                                                                                                 2.09 - 6.45
 Travelers Managed Allocation Series: Conservative Subaccount                                                    0.19 - 0.48
                                                                                                                 0.49 - 3.20
 Travelers Managed Allocation Series: Moderate Subaccount                                                        1.31 - 3.63
                                                                                                                 1.86 - 4.71

                                                 Year              Unit Value       Net     Investment(1)   Expense Ratio(2)
                                                Ended    Units      Lowest to     Assets       Income          Lowest to
                                                Dec 31   (000s)    Highest ($)    ($000s)     Ratio (%)       Highest (%)
                                                ------   ------    -----------    -------     ---------       -----------

The Travelers Series Trust (Continued)
 Travelers Managed Allocation Series:
   Moderate-Aggressive Subaccount                2006        --   1.103 - 1.113       --         2.21         1.40 - 2.35
                                                 2005     2,145   1.060 - 1.066    2,281         1.24         1.40 - 2.35
 Travelers Managed Allocation Series:
   Moderate-Conservative Subaccount              2006        --   1.052 - 1.060       --         3.49         1.40 - 2.15
                                                 2005     1,085   1.034 - 1.037    1,125         1.06         1.60 - 2.15
 Travelers Managed Income Subaccount             2006        --   1.009 - 1.209       --         2.08         1.40 - 2.40
                                                 2005    17,541   1.021 - 1.220   20,552         3.51         1.40 - 2.40
                                                 2004    18,061   1.032 - 1.220   21,423         4.56         1.40 - 2.40
                                                 2003    18,777   1.028 - 1.203   22,277         4.33         1.40 - 2.40
                                                 2002    16,233   1.114 - 1.125   18,202        12.18         1.40 - 1.80
 Travelers Mercury Large Cap Core Subaccount     2006        --   0.934 - 1.539       --         0.22         1.40 - 2.50
                                                 2005     8,221   0.881 - 1.451    7,504           --         1.40 - 2.20
                                                 2004     8,871   0.800 - 1.318    7,307         0.54         1.40 - 2.20
                                                 2003     9,898   0.703 - 1.158    7,115         0.68         1.40 - 2.20
                                                 2002    10,686   0.591 - 0.597    6,349         0.57         1.40 - 1.80
 Travelers MFS(R) Mid Cap Growth Subaccount      2006        --   0.595 - 1.573       --           --         1.40 - 2.40
                                                 2005    18,843   0.563 - 1.487   11,328           --         1.40 - 2.40
                                                 2004     4,552   0.556 - 1.469    2,719           --         1.40 - 2.00
                                                 2003     5,455   0.496 - 1.311    2,867           --         1.40 - 2.00
                                                 2002     5,589   0.369 - 0.372    2,075           --         1.40 - 1.80
 Travelers MFS(R) Total Return Subaccount        2006        --   1.043 - 1.407       --         1.31         1.40 - 2.50
                                                 2005    58,535   1.011 - 1.362   77,641         2.11         1.40 - 2.50
                                                 2004    60,986   1.172 - 1.342   80,430         2.82         1.40 - 2.40
                                                 2003    57,705   1.077 - 1.221   69,732         2.54         1.40 - 2.40
                                                 2002    48,479   1.052 - 1.062   51,310         6.58         1.40 - 1.80
 Travelers MFS(R) Value Subaccount               2006        --   1.120 - 1.274       --           --         1.40 - 2.40
                                                 2005     2,393   1.159 - 1.178    2,806         1.41         1.40 - 2.40
                                                 2004       727   1.117 - 1.122      814         2.63         1.40 - 2.05
 Travelers Mondrian International Stock
   Subaccount                                    2006        --   1.035 - 1.775       --         3.81         1.40 - 2.40
                                                 2005     6,045   0.902 - 1.547    6,404         0.06         1.40 - 2.40
                                                 2004     5,701   0.838 - 1.438    5,488         2.14         1.40 - 2.40
                                                 2003     2,651   0.737 - 1.265    2,111         2.59         1.40 - 2.20
                                                 2002     1,756   0.584 - 0.589    1,032         1.76         1.40 - 1.80
 Travelers Pioneer Fund Subaccount               2006        --   1.198 - 1.480       --         0.99         1.40 - 2.35
                                                 2005       485   1.132 - 1.394      646           --         1.40 - 2.35
                                                 2004       370   1.224 - 1.334      478         1.55         1.40 - 2.25
                                                 2003       138   1.129 - 1.217      167         2.03         1.40 - 2.20
 Travelers Pioneer Mid Cap Value Subaccount      2006        --   1.112 - 1.120       --           --         1.40 - 2.15
                                                 2005        99   1.059 - 1.063      105         0.38         1.40 - 2.15
 Travelers Pioneer Strategic Income
   Subaccount                                    2006        --   1.018 - 1.419       --           --         1.40 - 2.40
                                                 2005     4,072   1.009 - 1.404    5,370         5.44         1.40 - 2.40
                                                 2004     1,609   1.167 - 1.373    2,117         9.56         1.40 - 2.40
                                                 2003       978   1.239 - 1.255    1,226         8.67         1.40 - 1.80
                                                 2002     1,110   1.055 - 1.065    1,181        20.67         1.40 - 1.80
 Travelers Quality Bond Subaccount               2006        --   1.054 - 1.235       --         5.95         1.40 - 2.20
                                                 2005     4,761   1.066 - 1.245    5,846           --         1.40 - 2.20
                                                 2004     5,881   1.072 - 1.243    7,227         4.42         1.40 - 2.20
                                                 2003     7,405   1.061 - 1.220    8,977         4.28         1.40 - 2.20
                                                 2002     8,354   1.146 - 1.156    9,644         8.16         1.40 - 1.80
 Travelers Strategic Equity Subaccount           2006        --   0.756 - 1.428       --         0.36         1.40 - 2.25
                                                 2005    23,370   0.725 - 1.369   17,669         0.58         1.40 - 2.25
                                                 2004    27,286   0.724 - 1.366   20,373         1.38         1.40 - 2.20
                                                 2003    30,309   0.668 - 1.262   20,690           --         1.40 - 2.20
                                                 2002    31,794   0.513 - 0.519   16,433         0.55         1.40 - 1.80
 Travelers Style Focus Series: Small Cap
   Growth Subaccount                             2006        --   1.298 - 1.310       --         0.01         1.40 - 2.40
                                                 2005        19   1.130 - 1.137       22           --         1.40 - 2.40

                                                                                                            Total Return(3)
                                                                                                               Lowest to
                                                                                                              Highest (%)
                                                                                                              -----------

The Travelers Series Trust (Continued)
 Travelers Managed Allocation Series: Moderate-Aggressive Subaccount                                             1.66 - 4.41
                                                                                                                 1.53 - 6.21
 Travelers Managed Allocation Series: Moderate-Conservative Subaccount                                         (0.09) - 2.03
                                                                                                                 0.39 - 3.08
 Travelers Managed Income Subaccount                                                                         (1.18) - (0.86)
                                                                                                               (1.54) - 0.00
                                                                                                                 0.39 - 2.27
                                                                                                               (0.10) - 6.93
                                                                                                                 0.36 - 0.81
 Travelers Mercury Large Cap Core Subaccount                                                                     2.69 - 6.29
                                                                                                                3.26 - 10.43
                                                                                                               10.13 - 14.54
                                                                                                                6.76 - 19.43
                                                                                                           (26.40) - (26.11)
 Travelers MFS(R) Mid Cap Growth Subaccount                                                                      5.52 - 5.98
                                                                                                                1.03 - 12.09
                                                                                                               11.85 - 12.52
                                                                                                               32.25 - 35.29
                                                                                                           (49.73) - (49.53)
 Travelers MFS(R) Total Return Subaccount                                                                        2.96 - 3.33
                                                                                                               (0.72) - 3.69
                                                                                                                 6.52 - 9.91
                                                                                                                0.19 - 20.09
                                                                                                             (6.98) - (6.60)
 Travelers MFS(R) Value Subaccount                                                                               5.56 - 8.15
                                                                                                                 0.70 - 4.99
                                                                                                                9.79 - 12.49
 Travelers Mondrian International Stock Subaccount                                                             14.59 - 14.95
                                                                                                                 6.88 - 8.51
                                                                                                                9.82 - 14.19
                                                                                                                2.29 - 33.40
                                                                                                           (14.49) - (14.14)
 Travelers Pioneer Fund Subaccount                                                                               5.83 - 6.17
                                                                                                                 1.71 - 4.50
                                                                                                                5.92 - 11.02
                                                                                                                0.09 - 18.94
 Travelers Pioneer Mid Cap Value Subaccount                                                                      5.00 - 5.36
                                                                                                               (0.94) - 6.30
 Travelers Pioneer Strategic Income Subaccount                                                                   0.72 - 1.07
                                                                                                                 0.63 - 2.50
                                                                                                                0.43 - 11.85
                                                                                                               17.44 - 17.84
                                                                                                                 3.94 - 4.41
 Travelers Quality Bond Subaccount                                                                           (1.13) - (0.80)
                                                                                                               (0.56) - 0.16
                                                                                                                 1.04 - 1.89
                                                                                                                 2.21 - 5.54
                                                                                                                 3.90 - 4.33
 Travelers Strategic Equity Subaccount                                                                           4.08 - 4.45
                                                                                                               (0.15) - 4.44
                                                                                                                5.88 - 11.34
                                                                                                                6.07 - 33.97
                                                                                                           (34.82) - (34.47)
 Travelers Style Focus Series: Small Cap Growth Subaccount                                                      2.83 - 15.22
                                                                                                               (0.61) - 9.69

5. FINANCIAL HIGHLIGHTS  --  (Concluded)

                                                 Year              Unit Value       Net     Investment(1)   Expense Ratio(2)
                                                Ended    Units      Lowest to     Assets       Income          Lowest to
                                                Dec 31   (000s)    Highest ($)    ($000s)     Ratio (%)       Highest (%)
                                                ------   ------    -----------    -------     ---------       -----------

The Travelers Series Trust - (Continued)
 Travelers Style Focus Series: Small Cap
   Value Subaccount                              2006        --   1.261 - 1.274       --        0.01          1.40 - 2.40
                                                 2005        41   1.103 - 1.110       46        0.51          1.40 - 2.40
 Travelers U.S. Government Securities
   Subaccount                                    2006        --   1.036 - 1.044       --        6.82          1.40 - 1.80
                                                 2005        44   1.076 - 1.083       47          --          1.40 - 1.80
 Travelers Van Kampen Enterprise Subaccount      2006        --   0.718 - 1.336       --        0.03          1.40 - 2.25
                                                 2005     5,416   0.692 - 1.288    3,854        0.10          1.40 - 2.25
                                                 2004     6,298   0.653 - 1.216    4,194        0.53          1.40 - 2.25
                                                 2003     7,053   0.641 - 1.192    4,587        0.15          1.40 - 2.25
                                                 2002     7,590   0.519 - 0.524    3,965        0.72          1.40 - 1.80
Van Kampen Life Investment Trust
 Van Kampen LIT Comstock Subaccount (Class
   II)                                           2006     3,156   1.245 - 1.683    4,164        1.38          1.40 - 2.20
                                                 2005     3,716   1.092 - 1.476    4,344        0.96          1.40 - 2.20
                                                 2004     3,828   1.068 - 1.444    4,340        0.78          1.40 - 2.20
                                                 2003     4,051   0.926 - 1.252    3,934        0.62          1.40 - 2.20
                                                 2002     2,582   0.721 - 0.726    1,869        0.41          1.40 - 1.80
 Van Kampen LIT Enterprise Subaccount (Class
   II)                                           2006       360   0.876 - 1.329      319        0.22          1.40 - 2.20
                                                 2005       521   0.835 - 1.288      467        0.51          1.40 - 2.20
                                                 2004       616   0.788 - 1.216      518        0.14          1.40 - 2.20
                                                 2003       665   0.773 - 1.193      548        0.22          1.40 - 2.20
                                                 2002       453   0.626 - 0.631      285        0.13          1.40 - 1.80
 Van Kampen LIT Strategic Growth Subaccount
   (Class I)                                     2006    17,726   0.774 - 1.351   14,168          --          1.40 - 2.40
                                                 2005    20,659   0.766 - 1.338   16,241        0.27          1.40 - 2.40
                                                 2004    24,100   0.722 - 1.262   17,717          --          1.40 - 2.40
                                                 2003    29,344   0.687 - 1.200   20,412          --          1.40 - 2.40
                                                 2002    33,251   0.549 - 0.555   18,375        0.37          1.40 - 1.80
Variable Insurance Products Fund
 VIP Contrafund(R) Subaccount (Service
   Class 2)                                      2006     6,101   1.256 - 1.770    8,145        0.98          1.40 - 2.20
                                                 2005     6,806   1.148 - 1.617    8,239        0.12          1.40 - 2.20
                                                 2004     5,749   1.002 - 1.411    6,075        0.21          1.40 - 2.20
                                                 2003     6,028   0.886 - 1.248    5,560        0.29          1.40 - 2.20
                                                 2002     5,617   0.703 - 0.710    3,981        0.68          1.40 - 1.80
 VIP Contrafund(R) Subaccount
   (Service Class)                               2006    19,733   1.243 - 1.781   29,608        1.12          1.40 - 2.50
                                                 2005    19,531   1.136 - 1.625   26,567        0.19          1.40 - 2.50
                                                 2004    17,607   1.143 - 1.416   20,698        0.25          1.40 - 2.40
                                                 2003    16,912   1.009 - 1.250   17,398        0.35          1.40 - 2.40
                                                 2002    16,898   0.800 - 0.808   13,602        0.73          1.40 - 1.80
 VIP Dynamic Capital Appreciation Subaccount
   (Service Class 2)                             2006       233   1.235 - 1.542      300        0.24          1.40 - 1.80
                                                 2005       258   1.105 - 1.379      301          --          1.40 - 1.80
                                                 2004       176   0.932 - 1.164      175          --          1.40 - 1.80
                                                 2003       157   0.937 - 1.170      150          --          1.40 - 1.80
                                                 2002       112   0.764 - 0.769       86        0.25          1.40 - 1.80
 VIP Mid Cap Subaccount (Service
   Class 2)                                      2006     9,659   1.259 - 2.099   18,831        0.18          1.40 - 2.50
                                                 2005     9,578   1.142 - 1.901   16,969          --          1.40 - 2.40
                                                 2004     8,013   1.456 - 1.640   12,315          --          1.40 - 2.40
                                                 2003     5,541   1.196 - 1.339    6,985        0.16          1.40 - 2.40
                                                 2002     2,080   0.906 - 0.912    1,892        0.22          1.40 - 1.80

                                                                                                            Total Return(3)
                                                                                                               Lowest to
                                                                                                              Highest (%)
                                                                                                              -----------

The Travelers Series Trust - (Continued)
 Travelers Style Focus Series: Small Cap Value Subaccount                                                       3.42 - 14.77
                                                                                                              (0.63) - 11.87
 Travelers U.S. Government Securities Subaccount                                                             (3.72) - (3.60)
                                                                                                                 0.00 - 2.96
 Travelers Van Kampen Enterprise Subaccount                                                                      3.65 - 3.96
                                                                                                                 5.41 - 6.32
                                                                                                                1.51 - 10.51
                                                                                                                2.73 - 23.85
                                                                                                           (30.61) - (30.41)
Van Kampen Life Investment Trust
 Van Kampen LIT Comstock Subaccount (Class II)                                                                 13.58 - 14.38
                                                                                                                 1.82 - 2.68
                                                                                                               14.84 - 15.81
                                                                                                               25.58 - 31.61
                                                                                                            (20.86) - (9.85)
 Van Kampen LIT Enterprise Subaccount (Class II)                                                                 4.40 - 5.29
                                                                                                                 5.56 - 6.38
                                                                                                                 1.52 - 2.30
                                                                                                                9.05 - 23.93
                                                                                                           (30.91) - (30.51)
 Van Kampen LIT Strategic Growth Subaccount (Class I)                                                            0.41 - 1.40
                                                                                                                5.41 - 13.65
                                                                                                                1.56 - 10.17
                                                                                                                2.58 - 27.12
                                                                                                           (33.78) - (33.45)
Variable Insurance Products Fund
 VIP Contrafund(R) Subaccount (Service
   Class 2)                                                                                                      9.01 - 9.90
                                                                                                               14.14 - 15.01
                                                                                                               12.63 - 13.60
                                                                                                               26.03 - 32.17
                                                                                                           (11.24) - (10.80)
 VIP Contrafund(R) Subaccount
   (Service Class)                                                                                               8.88 - 9.99
                                                                                                                0.16 - 19.20
                                                                                                               11.87 - 13.69
                                                                                                                0.00 - 33.65
                                                                                                           (11.11) - (10.72)
 VIP Dynamic Capital Appreciation Subaccount (Service Class 2)                                                 11.76 - 12.17
                                                                                                               18.47 - 19.03
                                                                                                             (0.53) - (0.11)
                                                                                                               22.64 - 26.49
                                                                                                             (9.35) - (8.78)
 VIP Mid Cap Subaccount (Service
   Class 2)                                                                                                     3.20 - 10.85
                                                                                                              (0.28) - 17.96
                                                                                                               18.86 - 22.91
                                                                                                                2.66 - 46.33
                                                                                                           (11.61) - (10.36)

(1) These amounts represent the dividends, excluding distributions of capital gains, received by the Subaccount from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that are assessed against contract owner accounts either through reductions in the unit values or the redemption of units. The recognition of investment income by the Subaccount is affected by the timing of the declaration of dividends by the underlying fund in which the Subaccount invests.

(2) These amounts represent the annualized contract expenses of the separate account, consisting primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying fund have been excluded.

(3) These amounts represent the total return for the period indicated, including changes in the value of the underlying fund, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units. The total return is calculated for each period indicated or from the effective date through the end of the reporting period. As the total return is presented as a range of minimum to maximum values, based on the product grouping representing the minimum and maximum expense ratio amounts, some individual contract total returns are not within the ranges presented.

6. Schedules of Accumulation and Annuity Units for the years ended December 31, 2006 and 2005

                                             AIM V.I. Core
                                                Equity           AIM V.I. Premier         AllianceBernstein
                                              Subaccount         Equity Subaccount        Growth and Income
                                              (Series I)            (Series I)          Subaccount (Class B)
                                           ----------------   ----------------------   ----------------------
                                              2006     2005      2006         2005        2006         2005
                                              ----     ----      ----         ----        ----         ----

Accumulation and annuity units
 beginning of year .....................          --     --    2,701,864   2,928,526    2,459,292   2,034,062
Accumulation units purchased and
 transferred from other funding options    2,335,777     --        8,765      37,262      107,067     655,044
Accumulation units redeemed and
 transferred to other funding options ..    (241,122)    --   (2,710,629)   (263,924)  (2,566,359)   (229,814)
Annuity units ..........................          --     --           --          --           --          --
                                           ---------    ---   ----------   ---------   ----------   ---------
Accumulation and annuity units end of
 year ..................................   2,094,655     --           --   2,701,864           --   2,459,292
                                           =========    ===   ==========   =========   ==========   =========

                                               AllianceBernstein           American Funds             American Funds
                                               Large-Cap Growth            Global Growth                  Growth
                                             Subaccount (Class B)       Subaccount (Class 2)       Subaccount (Class 2)
                                           ------------------------   -----------------------   -------------------------
                                               2006         2005         2006         2005          2006          2005
                                               ----         ----         ----         ----          ----          ----

Accumulation and annuity units
 beginning of year .....................    31,173,048   37,589,799   49,414,866   47,966,375   106,505,439   100,571,392
Accumulation units purchased and
 transferred from other funding options        247,176      533,658    5,126,890    5,908,076     7,438,851    14,933,003
Accumulation units redeemed and
 transferred to other funding options ..   (31,420,224)  (6,950,409)  (4,351,502)  (4,459,585)  (10,330,052)   (8,998,956)
Annuity units ..........................            --           --           --           --            --            --
                                           -----------   ----------   ----------   ----------   -----------   -----------
Accumulation and annuity units end of
 year ..................................            --   31,173,048   50,190,254   49,414,866   103,614,238   106,505,439
                                           ===========   ==========   ==========   ==========   ===========   ===========


                                                                                                   Credit Suisse
                                                American Funds                                         Trust
                                                Growth-Income          Capital Appreciation       Emerging Markets
                                             Subaccount (Class 2)           Subaccount               Subaccount
                                           -----------------------   ------------------------   -------------------
                                              2006         2005          2006         2005        2006       2005
                                              ----         ----          ----         ----        ----       ----

Accumulation and annuity units
 beginning of year .....................   97,605,047   91,850,045    11,608,507   12,066,615    847,806    899,078
Accumulation units purchased and
 transferred from other funding options     6,175,162   13,447,723       580,390    1,337,308    175,594    174,178
Accumulation units redeemed and
 transferred to other funding options ..   (9,275,068)  (7,692,721)  (12,188,897)  (1,795,416)  (185,781)  (225,450)
Annuity units ..........................           --           --            --           --         --         --
                                           ----------   ----------   -----------   ----------   --------   --------
Accumulation and annuity units end of
 year ..................................   94,505,141   97,605,047            --   11,608,507    837,619    847,806
                                           ==========   ==========   ===========   ==========   ========   ========

6. Schedules of Accumulation and Annuity Units for the years ended December 31, 2006 and 2005 -- (Continued)

                                                                         Dreyfus VIF             Dreyfus VIF
                                                  Delaware               Appreciation             Developing
                                             VIP REIT Subaccount          Subaccount          Leaders Subaccount
                                              (Standard Class)         (Initial Shares)        (Initial Shares)
                                           ----------------------   ---------------------   ---------------------
                                              2006         2005        2006        2005        2006        2005
                                              ----         ----        ----        ----        ----        ----

Accumulation and annuity units
 beginning of year .....................    2,686,182   2,442,819   1,661,622   2,012,153   4,312,595   4,965,067
Accumulation units purchased and                                                               68,011      84,354
 transferred from other funding options       177,357     896,139      35,383      92,849
Accumulation units redeemed and
 transferred to other funding options ..   (2,863,539)   (652,776)   (301,593)   (443,380)   (777,006)   (736,826)
Annuity units ..........................           --          --          --          --          --          --
                                           ----------   ---------   ---------   ---------   ---------   ---------
Accumulation and annuity units end of
 year ..................................           --   2,686,182   1,395,412   1,661,622   3,603,600   4,312,595
                                           ==========   =========   =========   =========   =========   =========

                                                                        FAMVS Mercury           FAMVS Mercury
                                                                      Global Allocation      Value Opportunities
                                                   DWS VIT                  V.I.                     V.I.
                                               Small Cap Index        Subaccount (Class       Subaccount (Class
                                             Subaccount (Class A)           III)                     III)
                                           -----------------------   ------------------     ---------------------
                                              2006         2005        2006       2005         2006        2005
                                              ----         ----        ----       ----         ----        ----

Accumulation and annuity units                                                                 940,172    368,005
 beginning of year .....................    4,824,507    5,507,684    480,178   162,270
Accumulation units purchased and
 transferred from other funding options       143,588      329,341    225,449   361,959        433,591    693,987
Accumulation units redeemed and
 transferred to other funding options ..   (1,174,558)  (1,012,518)  (705,627)  (44,051)    (1,373,763)  (121,820)
Annuity units ..........................           --           --         --        --             --         --
                                           ----------   ----------   --------   -------     ----------   --------
Accumulation and annuity units end of
 year ..................................    3,793,537    4,824,507         --   480,178             --    940,172
                                           ==========   ==========   ========   =======     ==========   ========

                                                                       FTVIPT Franklin              FTVIPT
                                              FTVIPT Franklin           Small-Mid Cap            Mutual Shares
                                             Income Securities        Growth Securities           Securities
                                            Subaccount (Class 2)     Subaccount (Class 2)    Subaccount (Class 2)
                                           ---------------------   -----------------------  ----------------------
                                              2006        2005        2006         2005        2006         2005
                                              ----        ----        ----         ----        ----         ----

Accumulation and annuity units                                                               8,024,490   6,210,127
 beginning of year .....................   1,900,195          --   10,844,985   11,930,980   1,530,913   2,645,134
Accumulation units purchased and
 transferred from other funding options    3,016,682   1,908,192      175,693      602,686
Accumulation units redeemed and
 transferred to other funding options ..    (680,119)     (7,997)  (1,932,967)  (1,688,681) (9,555,403)   (830,771)
Annuity units ..........................          --          --           --           --          --          --
                                           ---------   ---------   ----------   ----------  ----------   ---------
Accumulation and annuity units end of
 year ..................................   4,236,758   1,900,195    9,087,711   10,844,985          --   8,024,490
                                           =========   =========   ==========   ==========  ==========   =========

6. Schedules of Accumulation and Annuity Units for the years ended December 31, 2006 and 2005 -- (Continued)

                                              FTVIPT Templeton
                                             Developing Markets         FTVIPT Templeton         FTVIPT Templeton
                                            Securities Subaccount      Foreign Securities        Growth Securities
                                                  (Class 2)           Subaccount (Class 2)     Subaccount (Class 2)
                                           ----------------------   -----------------------   ----------------------
                                              2006         2005        2006         2005         2006         2005
                                              ----         ----        ----         ----         ----         ----

Accumulation and annuity units
 beginning of year .....................    3,303,010   1,831,096   19,191,641   16,123,965    3,431,515   1,548,915
Accumulation units purchased and
 transferred from other funding options     2,269,090   1,874,871    4,374,577    4,886,279      392,755   2,272,109
Accumulation units redeemed and
 transferred to other funding options ..   (1,264,104)   (402,957)  (2,402,907)  (1,818,603)  (3,824,270)   (389,509)
Annuity units ..........................           --          --           --           --           --          --
                                           ----------   ---------   ----------   ----------   ----------   ---------
Accumulation and annuity units end of
 year ..................................    4,307,996   3,303,010   21,163,311   19,191,641           --   3,431,515
                                           ==========   =========   ==========   ==========   ==========   =========

                                                                                            Janus Aspen Global
                                                                  Janus Aspen Balanced        Life Sciences
                                             High Yield Bond           Subaccount               Subaccount
                                               Subaccount           (Service Shares)         (Service Shares)
                                           ------------------   -----------------------   ---------------------
                                             2006       2005       2006         2005         2006        2005
                                             ----       ----       ----         ----         ----        ----

Accumulation and annuity units
 beginning of year .....................    323,438    20,544    4,377,208    5,333,987   1,622,218   2,001,657
Accumulation units purchased and
 transferred from other funding options       7,193   389,832       12,631      129,823      31,155      17,851
Accumulation units redeemed and
 transferred to other funding options ..   (330,631)  (86,938)  (4,389,839)  (1,086,602)   (285,575)   (397,290)
Annuity units ..........................         --        --           --           --          --          --
                                           --------   -------   ----------   ----------   ---------   ---------
Accumulation and annuity units end of
 year ..................................         --   323,438           --    4,377,208   1,367,798   1,622,218
                                           ========   =======   ==========   ==========   =========   =========

                                                Janus Aspen              Janus Aspen               Janus Aspen
                                             Global Technology          Mid Cap Growth          Worldwide Growth
                                                 Subaccount               Subaccount               Subaccount
                                              (Service Shares)         (Service Shares)         (Service Shares)
                                           ---------------------   -----------------------   ----------------------
                                              2006        2005        2006         2005         2006        2005
                                              ----        ----        ----         ----         ----        ----

Accumulation and annuity units
 beginning of year .....................   2,656,206   3,326,779   12,036,964   13,112,737   4,616,624    5,941,161
Accumulation units purchased and
 transferred from other funding options       44,443     222,108      668,034      325,935      46,272       80,897
Accumulation units redeemed and
 transferred to other funding options ..    (420,723)   (892,681)  (2,370,336)  (1,401,708)   (660,883)  (1,405,434)
Annuity units ..........................          --          --           --           --          --           --
                                           ---------   ---------   ----------   ----------   ---------   ----------
Accumulation and annuity units end of
 year ..................................   2,279,926   2,656,206   10,334,662   12,036,964   4,002,013    4,616,624
                                           =========   =========   ==========   ==========   =========   ==========

6. Schedules of Accumulation and Annuity Units for the years ended December 31, 2006 and 2005 -- (Continued)

                                                                                                LMPIS Premier
                                              Lazard Retirement             LMPIS             Selections All Cap
                                                  Small Cap           Dividend Strategy             Growth
                                                 Subaccount               Subaccount              Subaccount
                                           ----------------------   ---------------------   ---------------------
                                              2006         2005        2006        2005        2006        2005
                                              ----         ----        ----        ----        ----        ----

Accumulation and annuity units
 beginning of year .....................    2,634,820   1,962,635   1,621,186   1,247,230   1,615,227   1,775,670
Accumulation units purchased and
 transferred from other funding options       287,469     941,951     141,063     531,291      53,811     137,425
Accumulation units redeemed and
 transferred to other funding options ..   (2,922,289)   (269,766)   (495,402)   (157,335)   (207,403)   (297,868)
Annuity units ..........................           --          --          --          --          --          --
                                           ----------   ---------   ---------   ---------   ---------   ---------
Accumulation and annuity units end of
 year ..................................           --   2,634,820   1,266,847   1,621,186   1,461,635   1,615,227
                                           ==========   =========   =========   =========   =========   =========

                                                   LMPVPV
                                              Small Cap Growth
                                               Opportunities            LMPVPI All Cap           LMPVPI Investors
                                                 Subaccount          Subaccount (Class I)      Subaccount (Class I)
                                           ---------------------   -----------------------   -----------------------
                                              2006        2005        2006         2005         2006         2005
                                              ----        ----        ----         ----         ----         ----

Accumulation and annuity units
 beginning of year .....................   2,421,526   2,237,985   18,893,674   21,027,045   11,201,914   12,330,506
Accumulation units purchased and
 transferred from other funding options      261,902     375,704      369,999      560,209      144,062      635,061
Accumulation units redeemed and
 transferred to other funding options ..    (695,898)   (192,163)  (2,717,295)  (2,693,580)  (2,359,036)  (1,763,653)
Annuity units ..........................          --          --           --           --           --           --
                                           ---------   ---------   ----------   ----------   ----------   ----------
Accumulation and annuity units end of
 year ..................................   1,987,530   2,421,526   16,546,378   18,893,674    8,986,940   11,201,914
                                           =========   =========   ==========   ==========   ==========   ==========

                                                  LMPVPI
                                             Large Cap Growth            LMPVPI                  LMPVPII
                                            Subaccount (Class       Small Cap Growth        Aggressive Growth
                                                    I)            Subaccount (Class I)     Subaccount (Class I)
                                           -------------------   ----------------------   ---------------------
                                             2006       2005        2006         2005        2006        2005
                                             ----       ----        ----         ----        ----        ----

Accumulation and annuity units
 beginning of year .....................    793,372    624,766    5,484,572   5,665,903   1,043,857     923,577
Accumulation units purchased and
 transferred from other funding options      89,664    272,076      537,370     725,732      47,032     270,257
Accumulation units redeemed and
 transferred to other funding options ..   (368,166)  (103,470)  (1,151,407)   (907,063)   (436,807)   (149,977)
Annuity units ..........................         --         --           --          --          --          --
                                           --------   --------   ----------   ---------   ---------   ---------
Accumulation and annuity units end of
 year ..................................    514,870    793,372    4,870,535   5,484,572     654,082   1,043,857
                                           ========   ========   ==========   =========   =========   =========

6. Schedules of Accumulation and Annuity Units for the years ended December 31, 2006 and 2005 -- (Continued)

                                                   LMPVPII             LMPVPII Diversified               LMPVPII
                                                 Appreciation            Strategic Income             Equity Index
                                                  Subaccount                Subaccount            Subaccount (Class I)
                                           -----------------------   -----------------------   --------------------------
                                              2006         2005         2006         2005          2006           2005
                                              ----         ----         ----         ----          ----           ----

Accumulation and annuity units
 beginning of year .....................   24,354,907   25,167,949   13,581,327   15,045,743    802,906,459   827,616,804
Accumulation units purchased and
 transferred from other funding options       699,436    2,144,263       60,889      472,043      5,743,860    30,710,633
Accumulation units redeemed and
 transferred to other funding options ..   (2,549,439)  (2,957,305)  (1,806,681)  (1,936,459)  (111,701,982)  (55,420,978)
Annuity units ..........................           --           --           --           --             --            --
                                           ----------   ----------   ----------   ----------   ------------   -----------
Accumulation and annuity units end of
 year ..................................   22,504,904   24,354,907   11,835,535   13,581,327    696,948,337   802,906,459
                                           ==========   ==========   ==========   ==========   ============   ===========

                                                                                                     LMPVPII
                                                   LMPVPII                   LMPVPII            Growth and Income
                                                 Equity Index           Fundamental Value       Subaccount (Class
                                            Subaccount (Class II)           Subaccount                 I)
                                           -----------------------   -----------------------   ------------------
                                              2006         2005         2006         2005        2006      2005
                                              ----         ----         ----         ----        ----      ----

Accumulation and annuity units
 beginning of year .....................   26,715,181   30,095,017   33,539,136   37,665,672   627,998    706,787
Accumulation units purchased and
 transferred from other funding options       765,926    1,158,228      582,762    1,211,293    15,613     45,613
Accumulation units redeemed and
 transferred to other funding options ..   (3,362,405)  (4,538,064)  (5,282,389)  (5,337,829)  (78,483)  (124,402)
Annuity units ..........................           --           --           --           --        --         --
                                           ----------   ----------   ----------   ----------   -------   --------
Accumulation and annuity units end of
 year ..................................   24,118,702   26,715,181   28,839,509   33,539,136   565,128    627,998
                                           ==========   ==========   ==========   ==========   =======   ========

                                                  LMPVPIII
                                              Adjustable Rate              LMPVPIII                    LMPVPIII
                                                   Income             Aggressive Growth              High Income
                                                 Subaccount               Subaccount                  Subaccount
                                           ---------------------   -----------------------     -----------------------
                                              2006        2005        2006         2005           2006         2005
                                              ----        ----        ----         ----           ----         ----

Accumulation and annuity units
 beginning of year .....................   3,870,652   3,036,755   54,850,372   59,849,267     17,664,790   19,445,263
Accumulation units purchased and
 transferred from other funding options      684,349   1,449,473    1,991,251    3,182,426        593,320    1,791,078
Accumulation units redeemed and
 transferred to other funding options ..    (821,180)   (615,576)  (8,472,473)  (8,181,321)    (2,583,970)  (3,571,551)
Annuity units ..........................          --          --           --           --             --           --
                                           ---------   ---------   ----------   ----------     ----------   ----------
Accumulation and annuity units end of
 year ..................................   3,733,821   3,870,652   48,369,150   54,850,372     15,674,140   17,664,790
                                           =========   =========   ==========   ==========     ==========   ==========

6. Schedules of Accumulation and Annuity Units for the years ended December 31, 2006 and 2005 -- (Continued)

                                                  LMPVPIII
                                                International               LMPVPIII                   LMPVPIII
                                               All Cap Growth           Large Cap Growth           Large Cap Value
                                                 Subaccount                Subaccount                 Subaccount
                                           ----------------------   -----------------------    -----------------------
                                              2006        2005         2006         2005          2006         2005
                                              ----        ----         ----         ----          ----         ----

Accumulation and annuity units
 beginning of year .....................   7,391,529    8,715,100   39,491,739   43,791,858    16,048,036   19,248,007
Accumulation units purchased and
 transferred from other funding options      197,335      117,669      860,049    1,869,762       243,693      108,823
Accumulation units redeemed and
 transferred to other funding options ..    (975,741)  (1,441,240)  (5,646,596)  (6,169,881)   (1,887,618)  (3,308,794)
Annuity units ..........................          --           --           --           --            --           --
                                           ---------   ----------   ----------   ----------    ----------   ----------
Accumulation and annuity units end of
 year ..................................   6,613,123    7,391,529   34,705,192   39,491,739    14,404,111   16,048,036
                                           =========   ==========   ==========   ==========    ==========   ==========

                                                                                                     LMPVPIV Multiple
                                                   LMPVPIII                   LMPVPIII            Discipline Subaccount-
                                                 Mid Cap Core               Money Market                   All
                                                  Subaccount                 Subaccount            Cap Growth and Value
                                           -----------------------   -------------------------   -----------------------
                                              2006         2005          2006          2005         2006         2005
                                              ----         ----          ----          ----         ----         ----

Accumulation and annuity units
 beginning of year .....................   13,956,724   15,650,757    25,021,233    28,307,237   26,340,134   25,718,317
Accumulation units purchased and
 transferred from other funding options        91,797      475,237    15,530,746    10,847,220    1,044,457    5,065,852
Accumulation units redeemed and
 transferred to other funding options ..   (2,439,231)  (2,169,270)  (11,167,965)  (14,133,224)  (4,361,259)  (4,444,035)
Annuity units ..........................           --           --            --            --           --           --
                                           ----------   ----------   -----------   -----------   ----------   ----------
Accumulation and annuity units end of
 year ..................................   11,609,290   13,956,724    29,384,014    25,021,233   23,023,332   26,340,134
                                           ==========   ==========   ===========   ===========   ==========   ==========

                                                   LMPVPIV                  LMPVPIV
                                             Multiple Discipline      Multiple Discipline           LMPVPIV
                                             Subaccount-Balanced       Subaccount-Global      Multiple Discipline
                                              All Cap Growth and              All               Subaccount-Large
                                                    Value             Cap Growth and Value    Cap Growth and Value
                                           -----------------------   ---------------------   ---------------------
                                              2006         2005         2006        2005        2006        2005
                                              ----         ----         ----        ----        ----        ----

Accumulation and annuity units
 beginning of year .....................   22,404,754   20,181,681   6,569,949   4,206,505   2,947,979   2,708,243
Accumulation units purchased and
 transferred from other funding options     1,569,541    5,006,705     519,632   2,751,402     200,751     459,556
Accumulation units redeemed and
 transferred to other funding options ..   (2,451,630)  (2,783,632)   (983,884)   (387,958)   (349,651)   (219,820)
Annuity units ..........................           --           --          --          --          --          --
                                           ----------   ----------   ---------   ---------   ---------   ---------
Accumulation and annuity units end of
 year ..................................   21,522,665   22,404,754   6,105,697   6,569,949   2,799,079   2,947,979
                                           ==========   ==========   =========   =========   =========   =========

6. Schedules of Accumulation and Annuity Units for the years ended December 31, 2006 and 2005 -- (Continued)

                                                Lord Abbett
                                             Growth and Income           Lord Abbett
                                             Subaccount (Class          Mid-Cap Value         Managed Assets
                                                    VC)             Subaccount (Class VC)       Subaccount
                                           ---------------------   ----------------------   ------------------
                                              2006        2005        2006         2005       2006       2005
                                              ----        ----        ----         ----       ----       ----

Accumulation and annuity units
 beginning of year .....................   5,440,430   3,428,871    7,588,906   5,149,031    106,994    38,732
Accumulation units purchased and
 transferred from other funding options    1,029,178   2,606,238      515,269   3,335,702         --    68,289
Accumulation units redeemed and
 transferred to other funding options ..    (506,905)   (594,679)  (1,200,626)   (895,827)  (106,994)      (27)
Annuity units ..........................          --          --           --          --         --        --
                                           ---------   ---------   ----------   ---------   --------   -------
Accumulation and annuity units end of
 year ..................................   5,962,703   5,440,430    6,903,549   7,588,906         --   106,994
                                           =========   =========   ==========   =========   ========   =======

                                                 MIST
                                             Batterymarch      MIST BlackRock     MIST BlackRock
                                             Mid-Cap Stock       High Yield       Large-Cap Core
                                              Subaccount         Subaccount         Subaccount
                                               (Class A)          (Class A)          (Class A)
                                           ----------------   ----------------   ----------------
                                              2006     2005      2006     2005      2006     2005
                                              ----     ----      ----     ----      ----     ----

Accumulation and annuity units
 beginning of year .....................          --     --          --     --          --     --
Accumulation units purchased and
 transferred from other funding options    2,113,080     --   1,836,626     --   8,512,799     --
Accumulation units redeemed and
 transferred to other funding options ..    (411,159)    --    (208,044)    --    (768,255)    --
Annuity units ..........................          --     --          --     --          --     --
                                           ---------    ---   ---------    ---   ---------    ---
Accumulation and annuity units end of
 year ..................................   1,701,921     --   1,628,582     --   7,744,544     --
                                           =========    ===   =========    ===   =========    ===

                                             MIST Dreman        MIST Harris          MIST Janus
                                              Small-Cap           Oakmark             Capital
                                                Value          International        Appreciation
                                              Subaccount        Subaccount           Subaccount
                                              (Class A)          (Class A)           (Class A)
                                           ---------------   ----------------    -----------------
                                             2006     2005      2006     2005       2006      2005
                                             ----     ----      ----     ----       ----      ----

Accumulation and annuity units
 beginning of year .....................         --     --          --     --            --     --
Accumulation units purchased and
 transferred from other funding options     737,777     --   7,602,498     --    11,246,145     --
Accumulation units redeemed and
 transferred to other funding options ..   (203,092)    --    (892,087)    --    (2,187,648)    --
Annuity units ..........................         --     --          --     --            --     --
                                           --------    ---   ---------    ---    ----------    ---
Accumulation and annuity units end of
 year ..................................    534,685     --   6,710,411     --     9,058,497     --
                                           ========    ===   =========    ===    ==========    ===

6. Schedules of Accumulation and Annuity Units for the years ended December 31, 2006 and 2005 -- (Continued)

                                              MIST Legg
                                                Mason
                                              Partners          MIST Lord        MIST Lord Abbett
                                               Managed           Abbett             Growth and
                                               Assets        Bond Debenture           Income
                                             Subaccount        Subaccount           Subaccount
                                              (Class A)         (Class A)           (Class B)
                                           --------------   ----------------    -----------------
                                             2006    2005      2006     2005       2006      2005
                                             ----    ----      ----     ----       ----      ----

Accumulation and annuity units
 beginning of year .....................        --     --          --     --            --     --
Accumulation units purchased and
 transferred from other funding options    209,763     --   2,800,720     --    17,984,101     --
Accumulation units redeemed and
 transferred to other funding options ..    (6,667)    --    (364,936)    --    (1,818,913)    --
Annuity units ..........................        --     --          --     --            --     --
                                           -------    ---   ---------    ---    ----------    ---
Accumulation and annuity units end of
 year ..................................   203,096     --   2,435,784     --    16,165,188     --
                                           =======    ===   =========    ===    ==========    ===

                                              MIST Lord       MIST Met/AIM       MIST Met/AIM
                                               Abbett            Capital           Small Cap
                                            Mid-Cap Value     Appreciation          Growth
                                             Subaccount        Subaccount         Subaccount
                                              (Class B)         (Class A)          (Class A)
                                           --------------   ----------------    --------------
                                             2006    2005      2006     2005      2006    2005
                                             ----    ----      ----     ----      ----    ----

Accumulation and annuity units
 beginning of year .....................        --     --          --     --         --     --
Accumulation units purchased and
 transferred from other funding options    672,783     --   2,016,323     --    139,711     --
Accumulation units redeemed and
 transferred to other funding options ..   (94,821)    --    (556,546)    --    (12,412)    --
Annuity units ..........................        --     --          --     --         --     --
                                           -------    ---   ---------    ---    -------    ---
Accumulation and annuity units end of
 year ..................................   577,962     --   1,459,777     --    127,299     --
                                           =======    ===   =========    ===    =======    ===

                                                               MIST Neuberger
                                              MIST MFS(R)        Berman Real      MIST Pioneer
                                                 Value             Estate             Fund
                                              Subaccount         Subaccount        Subaccount
                                               (Class A)          (Class A)         (Class A)
                                           ----------------   ----------------   --------------
                                              2006     2005      2006     2005     2006    2005
                                              ----     ----      ----     ----     ----    ----

Accumulation and annuity unitsbeginning
 of year ...............................          --     --          --     --        --     --
Accumulation units purchased and
 transferred from other funding options    4,831,452     --   7,913,721     --   501,755     --
Accumulation units redeemed and
 transferred to other funding options ..    (386,182)    --    (764,542)    --   (83,320)    --
Annuity units ..........................          --     --          --     --        --     --
                                           ---------    ---   ---------    ---   -------    ---
Accumulation and annuity units end of
 year ..................................   4,445,270     --   7,149,179     --   418,435     --
                                           =========    ===   =========    ===   =======    ===

6. Schedules of Accumulation and Annuity Units for the years ended December 31, 2006 and 2005 -- (Continued)

                                            MIST Pioneer      MIST Pioneer        MIST Third
                                               Mid-Cap          Strategic        Avenue Small
                                                Value            Income            Cap Value
                                             Subaccount        Subaccount         Subaccount
                                              (Class A)         (Class A)          (Class B)
                                           --------------   ----------------   ----------------
                                             2006    2005      2006     2005      2006     2005
                                             ----    ----      ----     ----      ----     ----

Accumulation and annuity units
beginning of year ......................        --     --          --     --          --     --
Accumulation units purchased and
transferred from other funding options .   194,201     --   4,934,595     --   6,777,485     --
Accumulation units redeemed and
transferred to other funding options ...   (10,291)    --    (361,430)    --
Annuity units ..........................        --     --          --     --    (542,945)    --
Accumulation and annuity units                                                        --     --
end of year ............................   183,910     --   4,573,165     --   6,234,540     --
                                           =======    ===   =========    ===   =========    ===

                                             MSF BlackRock
                                               Aggressive        MSF BlackRock      MSF BlackRock
                                                 Growth           Bond Income        Bond Income
                                               Subaccount         Subaccount          Subaccount
                                               (Class D)           (Class A)          (Class E)
                                           -----------------   ----------------   -----------------
                                              2006      2005      2006     2005      2006      2005
                                              ----      ----      ----     ----      ----      ----

Accumulation and annuity units
 beginning of year .....................           --     --          --     --           --     --
Accumulation units purchased and
 transferred from other funding options    18,288,370     --   4,657,549     --   17,756,579     --
Accumulation units redeemed and
 transferred to other funding options ..   (2,922,719)    --    (461,080)    --   (2,255,825)    --
Annuity units ..........................           --     --          --     --           --     --
                                           ----------    ---   ---------    ---   ----------    ---
Accumulation and annuity units end of
 year ..................................   15,365,651     --   4,196,469     --   15,500,754     --
                                           ==========    ===   =========    ===   ==========    ===

                                                                   MSF Capital
                                              MSF BlackRock         Guardian             MSF FI
                                              Money Market         U.S. Equity         Large Cap
                                            Subaccount (Class      Subaccount          Subaccount
                                                   A)               (Class A)          (Class A)
                                           ------------------   ----------------   -----------------
                                               2006      2005      2006     2005      2006      2005
                                               ----      ----      ----     ----      ----      ----

Accumulation and annuity units
 beginning of year .....................            --     --          --     --           --     --
Accumulation units purchased and
 transferred from other funding options     49,981,457     --   5,297,761     --   31,209,098     --
Accumulation units redeemed and
 transferred to other funding options ..   (32,426,915)    --    (491,479)    --   (3,884,998)    --
Annuity units ..........................            --     --          --     --           --     --
                                           -----------    ---   ---------    ---   ----------    ---
Accumulation and annuity units end of
 year ..................................    17,554,542     --   4,806,282     --   27,324,100     --
                                           ===========    ===   =========    ===   ==========    ===

6. Schedules of Accumulation and Annuity Units for the years ended December 31, 2006 and 2005 -- (Continued)

                                                                  MSF MetLife        MSF MetLife
                                                 MSF FI           Aggressive        Conservative
                                             Value Leaders        Allocation         Allocation
                                               Subaccount         Subaccount         Subaccount
                                               (Class D)           (Class B)          (Class B)
                                           -----------------   ----------------   ----------------
                                              2006      2005      2006     2005      2006     2005
                                              ----      ----      ----     ----      ----     ----

Accumulation and annuity units
 beginning of year .....................           --     --          --     --          --     --
Accumulation units purchased and
 transferred from other funding options    19,188,589     --   1,295,460     --   1,302,715     --
Accumulation units redeemed and
 transferred to other funding options ..   (1,721,291)    --    (270,037)    --    (117,868)    --
Annuity units ..........................           --     --          --     --          --     --
                                           ----------    ---   ---------    ---   ---------    ---
Accumulation and annuity units end of
 year ..................................   17,467,298     --   1,025,423     --   1,184,847     --
                                           ==========    ===   =========    ===   =========    ===

                                              MSF MetLife                            MSF MetLife
                                            Conservative to      MSF MetLife         Moderate to
                                               Moderate           Moderate           Aggressive
                                              Allocation         Allocation          Allocation
                                              Subaccount         Subaccount          Subaccount
                                               (Class B)          (Class B)           (Class B)
                                           ----------------   ----------------    ----------------
                                              2006     2005      2006     2005       2006     2005
                                              ----     ----      ----     ----       ----     ----

Accumulation and annuity units
 beginning of year .....................          --     --          --     --           --     --
Accumulation units purchased and
 transferred from other funding options    1,562,746     --   4,770,029     --    4,133,627     --
Accumulation units redeemed and
 transferred to other funding options ..     (66,491)    --    (563,541)    --     (425,392)    --
Annuity units ..........................          --     --          --     --           --     --
                                           ---------    ---   ---------    ---    ---------    ---
Accumulation and annuity units end of
 year ..................................   1,496,255     --   4,206,488     --    3,708,235     --
                                           =========    ===   =========    ===    =========    ===

                                                                 MSF Morgan
                                               MSF MFS(R)         Stanley          MSF Oppenheimer
                                              Total Return       EAFE Index         Global Equity
                                               Subaccount        Subaccount          Subaccount
                                               (Class F)         (Class A)            (Class B)
                                           -----------------   -------------      ----------------
                                              2006      2005    2006    2005         2006     2005
                                              ----      ----    ----    ----         ----     ----

Accumulation and annuity units
 beginning of year .....................           --     --       --     --             --     --
Accumulation units purchased and
 transferred from other funding options    60,619,676     --   73,308     --      7,374,402     --
Accumulation units redeemed and
 transferred to other funding options ..   (4,678,871)    --      (33)    --       (731,491)    --
Annuity units ..........................       99,755     --       --     --             --     --
                                           ----------    ---   ------    ---      ---------    ---
Accumulation and annuity units end of
 year ..................................   56,040,560     --   73,275     --      6,642,911     --
                                           ==========    ===   ======    ===      =========    ===

6. Schedules of Accumulation and Annuity Units for the years ended December 31, 2006 and 2005 -- (Continued)

                                                                 MSF Western        MSF Western
                                                                    Asset              Asset
                                              MSF T. Rowe         Management        Management
                                                 Price            High Yield           U.S.
                                            Large Cap Growth         Bond           Government
                                               Subaccount         Subaccount        Subaccount
                                               (Class B)          (Class A)          (Class A)
                                           -----------------   ---------------    --------------
                                              2006      2005     2006     2005      2006    2005
                                              ----      ----     ----     ----      ----    ----

Accumulation and annuity units
 beginning of year .....................           --     --         --     --         --     --
Accumulation units purchased and
 transferred from other funding options    23,184,076     --    357,827     --    124,433     --
Accumulation units redeemed and
 transferred to other funding options ..   (3,014,880)    --   (203,119)    --    (72,368)    --
Annuity units ..........................           --     --         --     --         --     --
                                           ----------    ---   --------    ---    -------    ---
Accumulation and annuity units end of
 year ..................................   20,169,196     --    154,708     --     52,065     --
                                           ==========    ===   ========    ===    =======    ===

                                                                         Oppenheimer
                                                                            Main
                                                                          Street/VA
                                                                         Subaccount             PIMCO VIT
                                                 Money Market             (Service        Real Return Subaccount
                                                  Subaccount               Shares)        (Administrative Class)
                                           ------------------------   ----------------   -----------------------
                                               2006         2005        2006     2005       2006         2005
                                               ----         ----        ----     ----       ----         ----

Accumulation and annuity units
 beginning of year .....................    10,828,159    9,989,454    88,638   13,851    6,401,192    5,123,276
Accumulation units purchased and
 transferred from other funding options     10,338,288    8,333,023     1,691   75,132    1,464,434    2,754,536
Accumulation units redeemed and
 transferred to other funding options ..   (21,166,447)  (7,494,318)  (90,329)    (345)  (1,485,200)  (1,476,620)
Annuity units ..........................            --           --        --       --           --           --
                                           -----------   ----------   -------   ------   ----------   ----------
Accumulation and annuity units end of
 year ..................................            --   10,828,159        --   88,638    6,380,426    6,401,192
                                           ===========   ==========   =======   ======   ==========   ==========

                                                  PIMCO VIT              Putnam VT             Putnam VT
                                                 Total Return         Discovery Growth    International Equity
                                                  Subaccount             Subaccount        Subaccount (Class
                                            (Administrative Class)       (Class IB)               IB)
                                           -----------------------   -----------------   ---------------------
                                              2006         2005        2006      2005       2006        2005
                                              ----         ----        ----      ----       ----        ----

Accumulation and annuity units
 beginning of year .....................   43,916,918   44,261,560   408,357   427,366   3,917,056   4,207,130
Accumulation units purchased and
 transferred from other funding options     4,333,356    5,898,957    45,733     9,152   1,157,070     686,601
Accumulation units redeemed and
 transferred to other funding options ..   (6,737,812)  (6,243,599)  (18,335)  (28,161)   (719,732)   (976,675)
Annuity units ..........................           --           --        --        --          --          --
                                           ----------   ----------   -------   -------   ---------   ---------
Accumulation and annuity units end of
 year ..................................   41,512,462   43,916,918   435,755   408,357   4,354,394   3,917,056
                                           ==========   ==========   =======   =======   =========   =========

6. Schedules of Accumulation and Annuity Units for the years ended December 31, 2006 and 2005 -- (Continued)

                                                  Putnam VT               Travelers AIM
                                               Small Cap Value        Capital Appreciation     Travelers Convertible
                                            Subaccount (Class IB)          Subaccount          Securities Subaccount
                                           -----------------------   ----------------------   -----------------------
                                              2006         2005         2006         2005        2006         2005
                                              ----         ----         ----         ----        ----         ----

Accumulation and annuity units
 beginning of year .....................    7,054,453    6,802,619    1,928,979   1,792,321    2,915,642    3,786,690
Accumulation units purchased and
 transferred from other funding options       630,959    2,509,814       33,899     310,738       25,373      214,800
Accumulation units redeemed and
 transferred to other funding options ..   (1,453,021)  (2,257,980)  (1,962,878)   (174,080)  (2,941,015)  (1,085,848)
Annuity units ..........................           --           --           --          --           --           --
                                           ----------   ----------   ----------   ---------   ----------   ----------
Accumulation and annuity units end of
 year ..................................    6,232,391    7,054,453           --   1,928,979           --    2,915,642
                                           ==========   ==========   ==========   =========   ==========   ==========

                                            Travelers Disciplined
                                                Mid Cap Stock           Travelers Equity         Travelers Federated
                                                 Subaccount             Income Subaccount       High Yield Subaccount
                                           ----------------------   ------------------------   ----------------------
                                              2006         2005         2006         2005         2006         2005
                                              ----         ----         ----         ----         ----         ----

Accumulation and annuity units
 beginning of year .....................    2,135,907   2,216,241    19,696,296   20,678,992    1,960,153   2,441,378
Accumulation units purchased and
 transferred from other funding options         9,168     232,636       313,501    1,410,639        3,565     201,398
Accumulation units redeemed and
 transferred to other funding options ..   (2,145,075)   (312,970)  (20,009,797)  (2,393,335)          --   1,960,153
Annuity units ..........................           --          --            --           --   ==========   =========
                                           ----------   ---------   -----------   ----------
Accumulation and annuity units end of
 year ..................................           --   2,135,907            --   19,696,296           --   1,960,153
                                           ==========   =========   ===========   ==========   ==========   =========

                                                                                                Travelers
                                                                                                 Managed
                                                                                                Allocation
                                                Travelers                                        Series:
                                                Federated           Travelers Large Cap         Aggressive
                                             Stock Subaccount           Subaccount              Subaccount
                                           -------------------   ------------------------   -----------------
                                             2006       2005         2006         2005        2006      2005
                                             ----       ----         ----         ----        ----      ----

Accumulation and annuity units
 beginning of year .....................    860,509    984,580    10,836,893   12,721,965     99,159       --
Accumulation units purchased and
 transferred from other funding options         644     59,566        35,780      801,631    583,264   99,210
Accumulation units redeemed and
 transferred to other funding options ..   (861,153)  (183,637)  (10,872,673)  (2,686,703)  (682,423)     (51)
Annuity units ..........................         --         --            --           --         --       --
                                           --------   --------   -----------   ----------   --------   ------
Accumulation and annuity units end of
 year ..................................         --    860,509            --   10,836,893         --   99,159
                                           ========   ========   ===========   ==========   ========   ======

6. Schedules of Accumulation and Annuity Units for the years ended December 31, 2006 and 2005 -- (Continued)

                                            Travelers Managed
                                               Allocation                                   Travelers Managed
                                                 Series:           Travelers Managed       Allocation Series:
                                              Conservative        Allocation Series:       Moderate-Aggressive
                                               Subaccount         Moderate Subaccount          Subaccount
                                           ------------------   ----------------------   ----------------------
                                             2006       2005       2006         2005        2006         2005
                                             ----       ----       ----         ----        ----         ----

Accumulation and annuity units
 beginning of year .....................    808,262        --    1,282,085          --    2,144,609          --
Accumulation units purchased and
 transferred from other funding options      35,164   809,842    1,667,740   1,380,925      423,266   2,151,262
Accumulation units redeemed and
 transferred to other funding options ..   (843,426)   (1,580)  (2,949,825)    (98,840)  (2,567,875)     (6,653)
Annuity units ..........................         --        --           --          --           --          --
                                           --------   -------   ----------   ---------   ----------   ---------
Accumulation and annuity units end of
 year ..................................         --   808,262           --   1,282,085           --   2,144,609
                                           ========   =======   ==========   =========   ==========   =========

                                              Travelers Managed
                                             Allocation Series:                                   Travelers Mercury
                                            Moderate-Conservative       Travelers Managed           Large Cap Core
                                                 Subaccount             Income Subaccount             Subaccount
                                           ----------------------   ------------------------   -----------------------
                                              2006         2005         2006         2005         2006         2005
                                              ----         ----         ----         ----         ----         ----

Accumulation and annuity units
 beginning of year .....................    1,085,277          --    17,541,124   18,060,928    8,221,162    8,871,230
Accumulation units purchased and
 transferred from other funding options       311,742   1,091,151       129,502    1,420,712      263,043      567,909
Accumulation units redeemed and
 transferred to other funding options ..   (1,397,019)     (5,874)  (17,670,626)  (1,940,516)  (8,484,205)  (1,217,977)
Annuity units ..........................           --          --            --           --           --           --
                                           ----------   ---------   -----------   ----------   ----------   ----------
Accumulation and annuity units end of
 year ..................................           --   1,085,277            --   17,541,124           --    8,221,162
                                           ==========   =========   ===========   ==========   ==========   ==========

                                             Travelers MFS(R) Mid
                                                      Cap              Travelers MFS(R) Total       Travelers MFS(R)
                                               Growth Subaccount          Return Subaccount         Value Subaccount
                                           ------------------------   ------------------------   ----------------------
                                               2006         2005          2006         2005         2006         2005
                                               ----         ----          ----         ----         ----         ----

Accumulation and annuity units
 beginning of year .....................    18,843,106    4,552,107    58,534,922   60,985,822    2,393,242     726,588
Accumulation units purchased and
 transferred from other funding options        273,854   18,639,426       984,487    7,102,627      596,870   1,958,132
Accumulation units redeemed and
 transferred to other funding options ..   (19,116,960)  (4,348,427)  (59,400,556)  (9,532,713)  (2,990,112)   (291,478)
Annuity units ..........................            --           --      (118,853)     (20,814)          --          --
                                           -----------   ----------   -----------   ----------   ----------   ---------
Accumulation and annuity units end of
 year ..................................            --   18,843,106            --   58,534,922           --   2,393,242
                                           ===========   ==========   ===========   ==========   ==========   =========

6. Schedules of Accumulation and Annuity Units for the years ended December 31, 2006 and 2005 -- (Continued)

                                             Travelers Mondrian          Travelers        Travelers Pioneer
                                             International Stock       Pioneer Fund         Mid Cap Value
                                                 Subaccount             Subaccount           Subaccount
                                           ----------------------   ------------------   ------------------
                                              2006         2005       2006       2005      2006       2005
                                              ----         ----       ----       ----      ----       ----

Accumulation and annuity units
 beginning of year .....................    6,045,205   5,701,421    485,417   369,884     98,641        --
Accumulation units purchased and
 transferred from other funding options       283,692   1,269,712      6,867   140,649     28,054   102,670
Accumulation units redeemed and
 transferred to other funding options ..   (6,328,897)   (925,928)  (492,284)  (25,116)  (126,695)   (4,029)
Annuity units ..........................           --          --         --        --         --        --
                                           ----------   ---------   --------   -------   --------   -------
Accumulation and annuity units end of
 year ..................................           --   6,045,205         --   485,417         --    98,641
                                           ==========   =========   ========   =======   ========   =======

                                              Travelers Pioneer            Travelers                  Travelers
                                              Strategic Income            Quality Bond            Strategic Equity
                                                 Subaccount                Subaccount                Subaccount
                                           ----------------------   -----------------------   ------------------------
                                              2006         2005        2006         2005          2006         2005
                                              ----         ----        ----         ----          ----         ----

Accumulation and annuity units                                                                 23,369,994   27,286,167
 beginning of year .....................    4,071,642   1,609,269    4,761,031    5,881,467        46,902      449,897
Accumulation units purchased and
 transferred from other funding options       327,584   2,792,636       19,538      159,744
Accumulation units redeemed and
 transferred to other funding options ..   (4,399,226)   (330,263)  (4,780,569)  (1,280,180)  (23,416,896)  (4,366,070)
Annuity units ..........................           --          --           --           --            --           --
                                           ----------   ---------   ----------   ----------   -----------   ----------
Accumulation and annuity units end of
 year ..................................           --   4,071,642           --    4,761,031            --   23,369,994
                                           ==========   =========   ==========   ==========   ===========   ==========

                                               Travelers
                                              Style Focus         Travelers
                                                Series:          Style Focus           Travelers
                                               Small Cap           Series:          U.S. Government
                                                Growth         Small Cap Value        Securities
                                              Subaccount         Subaccount           Subaccount
                                           ----------------   ----------------    ------------------
                                             2006     2005      2006     2005       2006      2005
                                             ----     ----      ----     ----       ----      ----

Accumulation and annuity units
 beginning of year .....................    19,474       --    41,312       --     43,968         --
Accumulation units purchased and
 transferred from other funding options     45,475   19,477    56,914   41,324     30,130    185,949
Accumulation units redeemed and
 transferred to other funding options ..   (64,949)      (3)  (98,226)     (12)   (74,098)  (141,981)
Annuity units ..........................        --       --        --       --         --         --
                                           -------   ------   -------   ------    -------   --------
Accumulation and annuity units end of
 year ..................................        --   19,474        --   41,312         --     43,968
                                           =======   ======   =======   ======    =======   ========

6. Schedules of Accumulation and Annuity Units for the years ended December 31, 2006 and 2005 -- (Concluded)

                                                                          Van Kampen             Van Kampen
                                                  Travelers              LIT Comstock          LIT Enterprise
                                            Van Kampen Enterprise     Subaccount (Class      Subaccount (Class
                                                 Subaccount                  II)                    II)
                                           ----------------------   ---------------------   -------------------
                                              2006         2005        2006        2005       2006       2005
                                              ----         ----        ----        ----       ----       ----

Accumulation and annuity units
 beginning of year .....................    5,415,966   6,298,490   3,715,783   3,828,102    520,892    615,857
Accumulation units purchased and
 transferred from other funding options         8,994      62,441     153,696     406,147      2,273     28,425
Accumulation units redeemed and
 transferred to other funding options ..   (5,424,960)   (944,965)   (713,220)   (518,466)  (163,404)  (123,390)
Annuity units ..........................           --          --          --          --         --         --
                                           ----------   ---------   ---------   ---------   --------   --------
Accumulation and annuity units end of
 year ..................................           --   5,415,966   3,156,259   3,715,783    359,761    520,892
                                           ==========   =========   =========   =========   ========   ========

                                                  Van Kampen            VIP Contrafund(R)        VIP Contrafund(R)
                                             LIT Strategic Growth          Subaccount                Subaccount
                                             Subaccount (Class I)       (Service Class 2)         (Service Class)
                                           -----------------------   ----------------------   -----------------------
                                              2006         2005         2006         2005        2006         2005
                                              ----         ----         ----         ----        ----         ----

Accumulation and annuity units
 beginning of year .....................   20,658,714   24,099,952    6,806,143   5,749,495   19,531,218   17,606,806
Accumulation units purchased and
 transferred from other funding options       248,670      396,463      406,374   1,710,629    3,122,995    3,765,410
Accumulation units redeemed and
 transferred to other funding options ..   (3,181,503)  (3,837,701)  (1,111,102)   (653,981)  (2,921,700)  (1,840,998)
Annuity units ..........................           --           --           --          --           --           --
                                           ----------   ----------   ----------   ---------   ----------   ----------
Accumulation and annuity units end of
 year ..................................   17,725,881   20,658,714    6,101,415   6,806,143   19,732,513   19,531,218
                                           ==========   ==========   ==========   =========   ==========   ==========

                                                                             VIP Dynamic
                                                                               Capital
                                                                             Appreciation
                                                                              Subaccount
                                                                            (Service Class     VIP Mid Cap Subaccount
                                                                                  2)             (Service Class 2)
                                                                          -----------------   -----------------------
                                                                            2006      2005       2006         2005
                                                                            ----      ----       ----         ----

Accumulation and annuity units beginning of year.......................   258,116   175,517    9,577,957    8,013,276
Accumulation units purchased and transferred from other funding options     1,018   102,538    2,168,944    2,780,281
Accumulation units redeemed and transferred to other funding options...   (25,650)  (19,939)  (2,087,464)  (1,215,600)
Annuity units..........................................................        --        --           --           --
                                                                          -------   -------   ----------   ----------
Accumulation and annuity units end of year.............................   233,484   258,116    9,659,437    9,577,957
                                                                          =======   =======   ==========   ==========

                NOTES TO FINANCIAL STATEMENTS  --  (Concluded)

7. SUBSEQUENT EVENT

On December 7, 2007, the Company merged with and into MetLife Insurance Company of Connecticut ("MICC"). Upon consummation of the merger, the Company's separate corporate existence ceased by operation of law, and MICC assumed legal ownership of all the assets of the Company, including the Separate Account and its assets. As a result of the merger, MICC also has become responsible for all of the Company's liabilities and obligations, including those created under Contracts initially issued by the Company and outstanding on the date of the merger. Such Contracts have thereby become variable annuity contracts funded by a Separate Account of MICC, and each owner thereof has become a contractholder of MICC.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of MetLife Insurance Company of Connecticut:

     We have audited the accompanying consolidated balance sheets of MetLife Insurance Company of Connecticut ("MetLife Connecticut") (formerly known as "The Travelers Insurance Company") and its subsidiaries (collectively the "Company") as of December 31, 2006 and 2005, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2006. Our audits also included the financial statement schedules listed in the Index to Consolidated Financial Statements and Schedules. These consolidated financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements and financial statement schedules based on our audits.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of MetLife Insurance Company of Connecticut and its subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

     As described in Notes 1 and 3 to the consolidated financials statements, on October 11, 2006, MetLife Connecticut entered into a Transfer Agreement with MetLife Investors Group, Inc. ("MLIG"), both subsidiaries of MetLife, Inc. ("MetLife"), pursuant to which MetLife Connecticut acquired all of the stock of MetLife Investors USA Insurance Company ("MLI-USA") from MLIG. As the transaction was between entities under common control, the transaction was recorded and accounted for in a manner similar to a pooling-of-interests from July 1, 2005 (the "Acquisition Date"); further, as MLI-USA has been controlled by MetLife for longer than MetLife Connecticut, all amounts reported for periods prior to the Acquisition Date are those of MLI-USA.


/S/ DELOITTE & TOUCHE LLP

DELOITTE & TOUCHE LLP
New York, New York
March 30, 2007

(October 30, 2007 as to Note 20)

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                           CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 2006 AND 2005

                 (IN MILLIONS, EXCEPT SHARE AND PER SHARE DATA)


                                                                   2006       2005
                                                                 --------   --------
ASSETS
Investments:
  Fixed maturity securities available-for-sale, at estimated fair value (amortized cost: $48,406 and $53,231,
     respectively).............................................  $ 47,846   $ 52,589
  Trading securities, at fair value (cost: $0 and $457,
     respectively).............................................        --        452
  Equity securities available-for-sale, at estimated fair value
     (cost: $777 and $424, respectively).......................       795        421
  Mortgage and consumer loans..................................     3,595      2,543
  Policy loans.................................................       918        916
  Real estate and real estate joint ventures held-for-
     investment................................................       173         91
  Real estate held-for-sale....................................         7          5
  Other limited partnership interests..........................     1,082      1,252
  Short-term investments.......................................       777      1,769
  Other invested assets........................................     1,241      1,057
                                                                 --------   --------
     Total investments.........................................    56,434     61,095
Cash and cash equivalents......................................       649        571
Accrued investment income......................................       597        602
Premiums and other receivables.................................     8,410      7,008
Deferred policy acquisition costs and value of business
  acquired.....................................................     5,111      4,914
Current income tax recoverable.................................        94         48
Deferred income tax assets.....................................     1,007      1,120
Goodwill.......................................................       953        924
Other assets...................................................       765        442
Separate account assets........................................    50,067     44,524
                                                                 --------   --------
     Total assets..............................................  $124,087   $121,248
                                                                 ========   ========

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
  Future policy benefits.......................................  $ 19,654   $ 18,344
  Policyholder account balances................................    35,099     37,840
  Other policyholder funds.....................................     1,513      1,293
  Long-term debt -- affiliated.................................       435        435
  Payables for collateral under securities loaned and other
     transactions..............................................     9,155      9,737
  Other liabilities............................................       749      1,642
  Separate account liabilities.................................    50,067     44,524
                                                                 --------   --------
     Total liabilities.........................................   116,672    113,815
                                                                 --------   --------
CONTINGENCIES, COMMITMENTS AND GUARANTEES (NOTE 12)
Stockholders' Equity:
  Common stock, par value $2.50 per share; 40,000,000 shares authorized; 34,595,317 shares issued and outstanding at
     December 31, 2006 and 2005................................        86         86
  Additional paid-in capital...................................     7,123      7,180
  Retained earnings............................................       520        581
  Accumulated other comprehensive income (loss)................      (314)      (414)
                                                                 --------   --------
     Total stockholders' equity................................     7,415      7,433
                                                                 --------   --------
     Total liabilities and stockholders' equity................  $124,087   $121,248
                                                                 ========   ========




          See accompanying notes to consolidated financial statements.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                        CONSOLIDATED STATEMENTS OF INCOME
              FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

                                  (IN MILLIONS)


                                                              2006     2005    2004
                                                             ------   ------   ----
REVENUES
Premiums...................................................  $  308   $  281   $  9
Universal life and investment-type product policy fees.....   1,268      862    159
Net investment income......................................   2,839    1,438    207
Other revenues.............................................     212      132     26
Net investment gains (losses)..............................    (521)    (198)    (9)
                                                             ------   ------   ----
  Total revenues...........................................   4,106    2,515    392
                                                             ------   ------   ----
EXPENSES
Policyholder benefits and claims...........................     792      570     18
Interest credited to policyholder account balances.........   1,316      720    153
Other expenses.............................................   1,173      678    179
                                                             ------   ------   ----
  Total expenses...........................................   3,281    1,968    350
                                                             ------   ------   ----
Income before provision for income tax.....................     825      547     42
Provision for income tax...................................     228      156     17
                                                             ------   ------   ----
Income before cumulative effect of a change in accounting,
  net of income tax........................................     597      391     25
Cumulative effect of a change in accounting, net of income
  tax......................................................      --       --      2
                                                             ------   ------   ----
Net income.................................................  $  597   $  391   $ 27
                                                             ======   ======   ====




          See accompanying notes to consolidated financial statements.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

                                  (IN MILLIONS)


                                                                               ACCUMULATED OTHER
                                                                          COMPREHENSIVE INCOME (LOSS)
                                                                          ---------------------------
                                                                                NET         FOREIGN
                                                    ADDITIONAL              UNREALIZED      CURRENCY
                                            COMMON    PAID-IN   RETAINED    INVESTMENT    TRANSLATION
                                             STOCK    CAPITAL   EARNINGS  GAINS (LOSSES)   ADJUSTMENT   TOTAL
                                            ------  ----------  --------  --------------  -----------  ------
BALANCE AT JANUARY 1, 2004 (NOTE 3).......    $11     $  171      $ 163        $  32          $--      $  377
Capital contribution from MetLife
  Investors Group, Inc. ..................               300                                              300
Comprehensive income (loss):
  Net income..............................                           27                                    27
  Other comprehensive income (loss):
     Unrealized gains (losses) on
       derivative instruments,  net of
       income tax.........................                                        (2)                      (2)
                                                                                                       ------
     Other comprehensive income (loss)....                                                                 (2)
                                                                                                       ------
  Comprehensive income (loss).............                                                                 25
                                              ---     ------      -----        -----          ---      ------
BALANCE AT DECEMBER 31, 2004..............     11        471        190           30           --         702
MetLife Insurance Company of Connecticut's
  common stock purchased by MetLife, Inc.
  (Notes 2 and 3).........................     75      6,709                                            6,784
Comprehensive income (loss):
  Net income..............................                          391                                   391
  Other comprehensive income (loss):
     Unrealized gains (losses) on
       derivative instruments,  net of
       income tax.........................                                        (1)                      (1)
     Unrealized investment gains (losses),
       net of related offsets and income
       tax................................                                      (445)                    (445)
     Foreign currency translation
       adjustments........................                                                      2           2
                                                                                                       ------
     Other comprehensive income (loss)....                                                               (444)
                                                                                                       ------
  Comprehensive income (loss).............                                                                (53)
                                              ---     ------      -----        -----          ---      ------
BALANCE AT DECEMBER 31, 2005..............     86      7,180        581         (416)           2       7,433
Revisions of purchase price pushed down to
  MetLife Insurance Company of
  Connecticut's net assets acquired (Note
  2)......................................                40                                               40
Dividend paid to MetLife, Inc. ...........              (259)      (658)                                 (917)
Capital contribution of intangible assets
  from MetLife,  Inc., net of income tax
  (Notes 8 and 14)........................               162                                              162
Comprehensive income (loss):
  Net income..............................                          597                                   597
  Other comprehensive income (loss):
     Unrealized gains (losses) on
       derivative instruments,  net of
       income tax.........................                                        (5)                      (5)
     Unrealized investment gains (losses),
       net of related offsets and income
       tax................................                                       107                      107
     Foreign currency translation
       adjustments, net of  income tax....                                                     (2)         (2)
                                                                                                       ------
     Other comprehensive income (loss)....                                                                100
                                                                                                       ------
  Comprehensive income (loss).............                                                                697
                                              ---     ------      -----        -----          ---      ------
BALANCE AT DECEMBER 31, 2006..............    $86     $7,123      $ 520        $(314)         $--      $7,415
                                              ===     ======      =====        =====          ===      ======




          See accompanying notes to consolidated financial statements.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

                                  (IN MILLIONS)


                                                                   2006       2005       2004
                                                                 --------   --------   -------
CASH FLOWS FROM OPERATING ACTIVITIES
Net Income....................................................   $    597   $    391   $    27
Adjustments to reconcile net income to net cash provided by
  operating activities:
     Depreciation and amortization expenses...................          6          4        --
     Amortization of premiums and accretion of discounts
       associated with investments, net.......................         74        112        21
     (Gains) losses from sales of investments and businesses,
       net....................................................        521        198         9
     Equity earnings of real estate joint ventures and other
       limited partnership interests..........................        (83)       (19)       --
     Interest credited to policyholder account balances.......      1,316        720       153
     Universal life and investment-type product policy fees...     (1,268)      (862)     (159)
     Change in accrued investment income......................          2        (68)       --
     Change in premiums and other receivables.................       (509)      (415)   (1,108)
     Change in deferred policy acquisition costs, net.........       (234)      (211)     (165)
     Change in insurance-related liabilities..................        234        812        17
     Change in trading securities.............................        (43)       103        --
     Change in income tax payable.............................        156        298        --
     Change in income tax recoverable.........................         --         --       (29)
     Change in other assets...................................        586        574       140
     Change in other liabilities..............................       (351)      (876)     (106)
     Other, net...............................................         --          2        --
                                                                 --------   --------   -------
Net cash provided by (used in) operating activities...........      1,004        763    (1,200)
                                                                 --------   --------   -------
CASH FLOWS FROM INVESTING ACTIVITIES
  Sales, maturities and repayments of:
     Fixed maturity securities................................     27,706     24,008     1,521
     Equity securities........................................        218        221         2
     Mortgage and consumer loans..............................      1,034        748        72
     Real estate and real estate joint ventures...............        126         65        --
     Other limited partnership interests......................        762        173        --
  Purchases of:
     Fixed maturity securities................................    (23,840)   (32,850)   (1,482)
     Equity securities........................................       (109)        --        --
     Mortgage and consumer loans..............................     (2,092)      (500)      (42)
     Real estate and real estate joint ventures...............        (56)       (13)       --
     Other limited partnership interests......................       (343)      (330)       --
  Net change in policy loans..................................         (2)         3        --
  Net change in short-term investments........................        991        599         7
  Net change in other invested assets.........................       (316)       233         1
  Other, net..................................................          1          3        --
                                                                 --------   --------   -------
Net cash provided by (used in) investing activities...........      4,080     (7,640)       79
                                                                 --------   --------   -------
CASH FLOWS FROM FINANCING ACTIVITIES
  Policyholder account balances:
     Deposits.................................................      8,185     11,230     4,541
     Withdrawals..............................................    (11,637)   (12,369)   (3,898)
  Net change in payables for collateral under securities
     loaned and other transactions............................       (582)     7,675       122
  Long-term debt issued.......................................         --        400        --
  Dividends on common stock...................................       (917)        --        --
  Capital contribution from MetLife Investors Group, Inc. ....         --         --       300
  Contribution of MetLife Insurance Company of Connecticut
     from MetLife, Inc., net of cash received  of $0, $443 and
     $0, respectively.........................................         --        443        --
  Other, net..................................................        (55)       (75)       --
                                                                 --------   --------   -------
Net cash (used in) provided by financing activities...........     (5,006)     7,304     1,065
                                                                 --------   --------   -------
Change in cash and cash equivalents...........................         78        427       (56)
Cash and cash equivalents, beginning of year..................        571        144       200
                                                                 --------   --------   -------
CASH AND CASH EQUIVALENTS, END OF YEAR........................   $    649   $    571   $   144
                                                                 ========   ========   =======

Supplemental disclosures of cash flow information:
  Net cash paid during the year for:
     Interest.................................................   $     31   $     18   $     2
                                                                 ========   ========   =======
     Income tax...............................................   $     81   $     87   $    (2)
                                                                 ========   ========   =======
  Non-cash transactions during the year:
     Net assets of MetLife Insurance Company of Connecticut
       acquired by MetLife, Inc. and contributed to MLI-USA
       net of cash received of $443 million...................   $     --   $  6,341   $    --
                                                                 ========   ========   =======
     Contribution of other intangible assets, net of deferred
       income tax.............................................   $    162   $     --   $    --
                                                                 ========   ========   =======
     Contribution of goodwill from MetLife, Inc. .............   $     29   $     --   $    --
                                                                 ========   ========   =======




--------
See Note 2 for further discussion of the net assets of MetLife Insurance Company of Connecticut acquired by MetLife, Inc. and contributed to MLI-USA.
See Note 19 for non-cash reinsurance transactions.

          See accompanying notes to consolidated financial statements.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  BUSINESS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING
    POLICIES

  BUSINESS

     "MICC" or the "Company" refers to MetLife Insurance Company of Connecticut (formerly, The Travelers Insurance Company), a Connecticut corporation incorporated in 1863 ("MetLife Connecticut"), and its subsidiaries, including MetLife Life and Annuity Company of Connecticut ("MLAC", formerly The Travelers Life and Annuity Company) and MetLife Investors USA Insurance Company ("MLI-USA"). The Company is a subsidiary of MetLife, Inc. ("MetLife"). The Company offers individual annuities, individual life insurance, and institutional protection and asset accumulation products.

     On July 1, 2005 (the "Acquisition Date"), MetLife Connecticut became a wholly-owned subsidiary of MetLife. MetLife Connecticut, together with substantially all of Citigroup Inc.'s ("Citigroup") international insurance businesses, excluding Primerica Life Insurance Company and its subsidiaries ("Primerica") (collectively, "Travelers"), were acquired by MetLife from Citigroup (the "Acquisition") for $12.1 billion. See Note 2 for further information on the Acquisition.

     On October 11, 2006, MetLife transferred MLI-USA to MetLife Connecticut. See Note 3.

     On February 14, 2006, a Certificate of Amendment was filed with the State of Connecticut Office of the Secretary of the State changing the name of The Travelers Insurance Company to MetLife Insurance Company of Connecticut, effective May 1, 2006.

     Since the Company is a member of a controlled group of affiliated companies, its results may not be indicative of those of a stand-alone entity.

  BASIS OF PRESENTATION

     The accompanying consolidated financial statements include the accounts of
(i) MLI-USA and effective July 1, 2005, MetLife Connecticut and its subsidiaries (See Notes 2 and 3); (ii) partnerships and joint ventures in which the Company has control; and (iii) variable interest entities ("VIEs") for which the Company is deemed to be the primary beneficiary. Intercompany accounts and transactions have been eliminated.

     The Company uses the equity method of accounting for investments in equity securities in which it has more than a 20% interest and for real estate joint ventures and other limited partnership interests in which it has more than a minor equity interest or more than a minor influence over the joint ventures and partnership's operations, but does not have a controlling interest and is not the primary beneficiary. The Company uses the cost method of accounting for real estate joint ventures and other limited partnership interests in which it has a minor equity investment and virtually no influence over the joint ventures and partnership's operations.

     Minority interest related to consolidated entities included in other liabilities was $43 million and $180 million at December 31, 2006 and 2005, respectively. At December 31, 2005, the Company was the majority owner of Tribeca Citigroup Investments Ltd. ("Tribeca") and consolidated the fund within its consolidated financial statements. During the second quarter of 2006, the Company's ownership interests in Tribeca declined to a position whereby Tribeca is no longer consolidated. See Note 4 for further information.

     Certain amounts in the prior year periods' consolidated financial statements have been reclassified to conform with the 2006 presentation.

  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to adopt accounting policies and make estimates and

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


assumptions that affect amounts reported in the consolidated financial statements. The most critical estimates include those used in determining:

(i) the fair value of investments in the absence of quoted market values;
(ii)     investment impairments;
(iii)    the recognition of income on certain investments;
(iv) the application of the consolidation rules to certain investments;
(v)      the fair value of and accounting for derivatives;
(vi) the capitalization and amortization of deferred policy acquisition costs ("DAC") and the establishment and amortization of value of business acquired ("VOBA");
(vii)    the measurement of goodwill and related impairment, if any;
(viii)   the liability for future policyholder benefits;
(ix) accounting for income taxes and the valuation of deferred income tax assets;
(x)      accounting for reinsurance transactions; and
(xi)     the liability for litigation and regulatory matters.


     A description of such critical estimates is incorporated within the discussion of the related accounting policies which follow. The application of purchase accounting requires the use of estimation techniques in determining the fair value of the assets acquired and liabilities assumed -- the most significant of which relate to the aforementioned critical estimates. In applying these policies, management makes subjective and complex judgments that frequently require estimates about matters that are inherently uncertain. Many of these policies, estimates and related judgments are common in the insurance and financial services industries; others are specific to the Company's businesses and operations. Actual results could differ from these estimates.

  Investments

     The Company's principal investments are in fixed maturity and equity securities, mortgage and consumer loans, policy loans, real estate, real estate joint ventures and other limited partnerships, short-term investments and other invested assets. The accounting policies related to each are as follows:

          Fixed Maturity and Equity Securities. The Company's fixed maturity and equity securities are classified as available-for-sale, except for trading securities, and are reported at their estimated fair value. Unrealized investment gains and losses on these securities are recorded as a separate component of other comprehensive income or loss, net of policyholder related amounts and deferred income taxes. All security transactions are recorded on a trade date basis. Investment gains and losses on sales of securities are determined on a specific identification basis.

          Interest income on fixed maturity securities is recorded when earned using an effective yield method giving effect to amortization of premiums and accretion of discounts. Dividends on equity securities are recorded when declared. These dividends and interest income are recorded as part of net investment income.

          Included within fixed maturity securities are loan-backed securities including mortgage-backed and asset-backed securities. Amortization of the premium or discount from the purchase of these securities considers the estimated timing and amount of prepayments of the underlying loans. Actual prepayment experience is periodically reviewed and effective yields are recalculated when differences arise between the prepayments originally anticipated and the actual prepayments received and currently anticipated. Prepayment assumptions for single class and multi-class mortgage-backed and asset-backed securities are obtained from broker-dealer survey values or internal estimates. For credit-sensitive mortgage-backed and asset-backed securities and certain prepayment-sensitive securities, the effective yield is recalculated on a prospective basis.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


     For all other mortgage-backed and asset-backed securities, the effective yield is recalculated on a retrospective basis.

          The cost of fixed maturity and equity securities is adjusted for impairments in value deemed to be other-than-temporary in the period in which the determination is made. These impairments are included within net investment gains (losses) and the cost basis of the fixed maturity and equity securities is reduced accordingly. The Company does not change the revised cost basis for subsequent recoveries in value.

          The assessment of whether impairments have occurred is based on management's case-by-case evaluation of the underlying reasons for the decline in fair value. The Company's review of its fixed maturity and equity securities for impairments includes an analysis of the total gross unrealized losses by three categories of securities: (i) securities where the estimated fair value had declined and remained below cost or amortized cost by less than 20%; (ii) securities where the estimated fair value had declined and remained below cost or amortized cost by 20% or more for less than six months; and (iii) securities where the estimated fair value had declined and remained below cost or amortized cost by 20% or more for six months or greater.

          Additionally, management considers a wide range of factors about the security issuer and uses its best judgment in evaluating the cause of the decline in the estimated fair value of the security and in assessing the prospects for near-term recovery. Inherent in management's evaluation of the security are assumptions and estimates about the operations of the issuer and its future earnings potential. Considerations used by the Company in the impairment evaluation process include, but are not limited to: (i) the length of time and the extent to which the market value has been below cost or amortized cost; (ii) the potential for impairments of securities when the issuer is experiencing significant financial difficulties; (iii) the potential for impairments in an entire industry sector or sub-sector; (iv) the potential for impairments in certain economically depressed geographic locations; (v) the potential for impairments of securities where the issuer, series of issuers or industry has suffered a catastrophic type of loss or has exhausted natural resources; (vi) the Company's ability and intent to hold the security for a period of time sufficient to allow for the recovery of its value to an amount equal to or greater than cost or amortized cost (See also Note 4);
     (vii) unfavorable changes in forecasted cash flows on asset-backed securities; and (viii) other subjective factors, including concentrations and information obtained from regulators and rating agencies.

          Trading Securities. The Company's trading securities portfolio, principally consisting of fixed maturity and equity securities, supports investment strategies that involve the active and frequent purchase and sale of securities and the execution of short sale agreements and supports asset and liability matching strategies for certain insurance products. Trading securities and short sale agreement liabilities are recorded at fair value with subsequent changes in fair value recognized in net investment income. Related dividends and investment income are also included in net investment income. Beginning in the second quarter of 2006, the Company no longer holds a trading securities portfolio. (See also Note
     4)

          Securities Lending. Securities loaned transactions are treated as financing arrangements and are recorded at the amount of cash received. The Company obtains collateral in an amount equal to 102% of the fair value of the securities loaned. The Company monitors the market value of the securities loaned on a daily basis with additional collateral obtained as necessary. Substantially all of the Company's securities loaned transactions are with large brokerage firms. Income and expenses associated with securities loaned transactions are reported as investment income and investment expense, respectively, within net investment income.

          Mortgage and Consumer Loans. Mortgage and consumer loans are stated at unpaid principal balance, adjusted for any unamortized premium or discount, deferred fees or expenses, net of valuation allowances. Interest income is accrued on the principal amount of the loan based on the loan's contractual interest rate. Amortization of premiums and discounts is recorded using the effective yield method. Interest income,

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


     amortization of premiums and discounts, and prepayment fees are reported in net investment income. Loans are considered to be impaired when it is probable that, based upon current information and events, the Company will be unable to collect all amounts due under the contractual terms of the loan agreement. Valuation allowances are established for the excess carrying value of the loan over the present value of expected future cash flows discounted at the loan's original effective interest rate, the value of the loan's collateral if the loan is in the process of foreclosure or otherwise collateral dependent, or the loan's market value if the loan is being sold. The Company also establishes allowances for loan losses when a loss contingency exists for pools of loans with similar characteristics, such as mortgage loans based on similar property types or loan to value risk factors. A loss contingency exists when the likelihood that a future event will occur is probable based on past events. Interest income earned on impaired loans is accrued on the principal amount of the loan based on the loan's contractual interest rate. However, interest ceases to be accrued for loans on which interest is generally more than 60 days past due and/or where the collection of interest is not considered probable. Cash receipts on such impaired loans are recorded as a reduction of the recorded investment. Gains and losses from the sale of loans and changes in valuation allowances are reported in net investment gains (losses).

          Policy Loans. Policy loans are stated at unpaid principal balances. Interest income on such loans is recorded as earned using the contractually agreed upon interest rate. Generally, interest is capitalized on the policy's anniversary date.

          Real Estate. Real estate held-for-investment, including related improvements, is stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful life of the asset (typically 20 to 55 years). Rental income is recognized on a straight-line basis over the term of the respective leases. The Company classifies a property as held-for-sale if it commits to a plan to sell a property within one year and actively markets the property in its current condition for a price that is reasonable in comparison to its fair value. The Company classifies the results of operations and the gain or loss on sale of a property that either has been disposed of or classified as held-for-sale as discontinued operations, if the ongoing operations of the property will be eliminated from the ongoing operations of the Company and if the Company will not have any significant continuing involvement in the operations of the property after the sale. Real estate held-for-sale is stated at the lower of depreciated cost or fair value less expected disposition costs. Real estate is not depreciated while it is classified as held-for-sale. The Company periodically reviews its properties held-for-investment for impairment and tests properties for recoverability whenever events or changes in circumstances indicate the carrying amount of the asset may not be recoverable and the carrying value of the property exceeds its fair value. Properties whose carrying values are greater than their undiscounted cash flows are written down to their fair value, with the impairment loss included in net investment gains (losses). Impairment losses are based upon the estimated fair value of real estate, which is generally computed using the present value of expected future cash flows from the real estate discounted at a rate commensurate with the underlying risks. Real estate acquired upon foreclosure of commercial and agricultural mortgage loans is recorded at the lower of estimated fair value or the carrying value of the mortgage loan at the date of foreclosure.

          Real Estate Joint Ventures and Other Limited Partnership
     Interests. The Company uses the equity method of accounting for investments in real estate joint ventures and other limited partnership interests in which it has more than a minor equity interest or more than a minor influence over the joint ventures and partnership's operations, but does not have a controlling interest and is not the primary beneficiary. The Company uses the cost method of accounting for real estate joint ventures and other limited partnership interests in which it has a minor equity investment and virtually no influence over the joint ventures and the partnership's operations. In addition to the investees performing regular evaluations for the impairment of underlying investments, the Company routinely evaluates its investments in real estate joint ventures and limited partnerships for impairments. For its cost method investments, it follows an impairment analysis which

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


     is similar to the process followed for its fixed maturity and equity securities as described previously. For equity method investees, the Company considers financial and other information provided by the investee, other known information and inherent risks in the underlying investments, as well as future capital commitments, in determining whether an impairment has occurred. When an other-than-temporary impairment is deemed to have occurred, the Company records a realized capital loss within net investment gains (losses) to record the investment at its fair value.

          Short-term Investments. Short-term investments include investments with remaining maturities of one year or less, but greater than three months, at the time of acquisition and are stated at amortized cost, which approximates fair value.

          Other Invested Assets. Other invested assets consist primarily of stand-alone derivatives with positive fair values.

          Estimates and Uncertainties. The Company's investments are exposed to three primary sources of risk: credit, interest rate and market valuation. The financial statement risks, stemming from such investment risks, are those associated with the recognition of impairments, the recognition of income on certain investments and the determination of fair values.

          The determination of the amount of allowances and impairments, as applicable, are described above by investment type. The determination of such allowances and impairments is highly subjective and is based upon the Company's periodic evaluation and assessment of known and inherent risks associated with the respective asset class. Such evaluations and assessments are revised as conditions change and new information becomes available. Management updates its evaluations regularly and reflects changes in allowances and impairments in operations as such evaluations are revised.

          The recognition of income on certain investments (e.g. loan-backed securities including mortgage-backed and asset-backed securities, certain investment transactions, trading securities, etc.) is dependent upon market conditions, which could result in prepayments and changes in amounts to be earned.

          The fair values of publicly held fixed maturity securities and publicly held equity securities are based on quoted market prices or estimates from independent pricing services. However, in cases where quoted market prices are not available, such as for private fixed maturity securities, fair values are estimated using present value or valuation techniques. The determination of fair values is based on: (i) valuation methodologies; (ii) securities the Company deems to be comparable; and
     (iii) assumptions deemed appropriate given the circumstances. The fair value estimates are made at a specific point in time, based on available market information and judgments about financial instruments, including estimates of the timing and amounts of expected future cash flows and the credit standing of the issuer or counterparty. Factors considered in estimating fair value include: coupon rate, maturity, estimated duration, call provisions, sinking fund requirements, credit rating, industry sector of the issuer, and quoted market prices of comparable securities. The use of different methodologies and assumptions may have a material effect on the estimated fair value amounts.

          Additionally, when the Company enters into certain real estate joint ventures and other limited partnerships for which the Company may be deemed to be the primary beneficiary under Financial Accounting Standards Board ("FASB") Interpretation ("FIN") No. 46(r), Consolidation of Variable Interest Entities -- An Interpretation of ARB No. 51, it may be required to consolidate such investments. The accounting rules for the determination of the primary beneficiary are complex and require evaluation of the contractual rights and obligations associated with each party involved in the entity, an estimate of the entity's expected losses and expected residual returns and the allocation of such estimates to each party.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

          The use of different methodologies and assumptions as to the timing and amount of impairments, recognition of income and the determination of the fair value of investments may have a material effect on the amounts presented within the consolidated financial statements.

  Derivative Financial Instruments

     Derivatives are financial instruments whose values are derived from interest rates, foreign currency exchange rates, or other financial indices. Derivatives may be exchange-traded or contracted in the over-the-counter market. The Company uses a variety of derivatives, including swaps, forwards, futures and option contracts, to manage the risk associated with variability in cash flows or changes in fair values related to the Company's financial instruments. The Company also uses derivative instruments to hedge its currency exposure associated with net investments in certain foreign operations. To a lesser extent, the Company uses credit derivatives to synthetically replicate investment risks and returns which are not readily available in the cash market. The Company also purchases certain securities, issues certain insurance policies and investment contracts and engages in certain reinsurance contracts that have embedded derivatives.

     Freestanding derivatives are carried on the Company's consolidated balance sheet either as assets within other invested assets or as liabilities within other liabilities at fair value as determined by quoted market prices or through the use of pricing models. The determination of fair value, when quoted market values are not available, is based on valuation methodologies and assumptions deemed appropriate under the circumstances. Derivative valuations can be affected by changes in interest rates, foreign currency exchange rates, financial indices, credit spreads, market volatility, and liquidity. Values can also be affected by changes in estimates and assumptions used in pricing models. Such assumptions include estimates of volatility, interest rates, foreign currency exchange rates, other financial indices and credit ratings. Essential to the analysis of the fair value is a risk of counterparty default. The use of different assumptions may have a material effect on the estimated derivative fair value amounts as well as the amount of reported net income.

     If a derivative is not designated as an accounting hedge or its use in managing risk does not qualify for hedge accounting pursuant to Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133") as amended, changes in the fair value of the derivative are reported in net investment gains (losses). The fluctuations in fair value of derivatives which have not been designated for hedge accounting can result in significant volatility in net income.

     To qualify for hedge accounting, at the inception of the hedging relationship, the Company formally documents its risk management objective and strategy for undertaking the hedging transaction, as well as its designation of the hedge as either (i) a hedge of the fair value of a recognized asset or liability or an unrecognized firm commitment ("fair value hedge"); (ii) a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability ("cash flow hedge"); or (iii) a hedge of a net investment in a foreign operation. In this documentation, the Company sets forth how the hedging instrument is expected to hedge the designated risks related to the hedged item and sets forth the method that will be used to retrospectively and prospectively assess the hedging instrument's effectiveness and the method which will be used to measure ineffectiveness. A derivative designated as a hedging instrument must be assessed as being highly effective in offsetting the designated risk of the hedged item. Hedge effectiveness is formally assessed at inception and periodically throughout the life of the designated hedging relationship. Assessments and measurement of hedge effectiveness are also subject to interpretation and estimation, and different interpretations or estimates may have a material effect on the amount reported in net income.

     The accounting for derivatives is complex and interpretations of the primary accounting standards continue to evolve in practice. Judgment is applied in determining the availability and application of hedge accounting designations and the appropriate accounting treatment under these accounting standards. If it was determined that hedge accounting designations were not appropriately applied, reported net income could be materially affected.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


Differences in judgment as to the availability and application of hedge accounting designations and the appropriate accounting treatment may result in a differing impact on the consolidated financial statements of the Company from that previously reported.

     Under a fair value hedge, changes in the fair value of the hedging derivative, including amounts measured as ineffectiveness, and changes in the fair value of the hedged item related to the designated risk being hedged, are reported within net investment gains (losses). The fair values of the hedging derivatives are exclusive of any accruals that are separately reported in the consolidated statement of income within interest income or interest expense to match the location of the hedged item.

     Under a cash flow hedge, changes in the fair value of the hedging derivative measured as effective are reported within other comprehensive income
(loss), a separate component of stockholders' equity, and the deferred gains or losses on the derivative are reclassified into the consolidated statement of income when the Company's earnings are affected by the variability in cash flows of the hedged item. Changes in the fair value of the hedging instrument measured as ineffectiveness are reported within net investment gains (losses). The fair values of the hedging derivatives are exclusive of any accruals that are separately reported in the consolidated statement of income within interest income or interest expense to match the location of the hedged item.

     In a hedge of a net investment in a foreign operation, changes in the fair value of the hedging derivative that are measured as effective are reported within other comprehensive income (loss) consistent with the translation adjustment for the hedged net investment in the foreign operation. Changes in the fair value of the hedging instrument measured as ineffectiveness are reported within net investment gains (losses).

     The Company discontinues hedge accounting prospectively when: (i) it is determined that the derivative is no longer highly effective in offsetting changes in the fair value or cash flows of a hedged item; (ii) the derivative expires, is sold, terminated, or exercised; (iii) it is no longer probable that the hedged forecasted transaction will occur; (iv) a hedged firm commitment no longer meets the definition of a firm commitment; or (v) the derivative is de-designated as a hedging instrument.

     When hedge accounting is discontinued because it is determined that the derivative is not highly effective in offsetting changes in the fair value or cash flows of a hedged item, the derivative continues to be carried on the consolidated balance sheet at its fair value, with changes in fair value recognized currently in net investment gains (losses). The carrying value of the hedged recognized asset or liability under a fair value hedge is no longer adjusted for changes in its fair value due to the hedged risk, and the cumulative adjustment to its carrying value is amortized into income over the remaining life of the hedged item. Provided the hedged forecasted transaction is still probable of occurrence, the changes in fair value of derivatives recorded in other comprehensive income (loss) related to discontinued cash flow hedges are released into the consolidated statement of income when the Company's earnings are affected by the variability in cash flows of the hedged item.

     When hedge accounting is discontinued because it is no longer probable that the forecasted transactions will occur by the end of the specified time period or the hedged item no longer meets the definition of a firm commitment, the derivative continues to be carried on the consolidated balance sheet at its fair value, with changes in fair value recognized currently in net investment gains (losses). Any asset or liability associated with a recognized firm commitment is derecognized from the consolidated balance sheet, and recorded currently in net investment gains (losses). Deferred gains and losses of a derivative recorded in other comprehensive income (loss) pursuant to the cash flow hedge of a forecasted transaction are recognized immediately in net investment gains (losses).

     In all other situations in which hedge accounting is discontinued, the derivative is carried at its fair value on the consolidated balance sheet, with changes in its fair value recognized in the current period as net investment gains (losses).

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The Company is also a party to financial instruments that contain terms which are deemed to be embedded derivatives. The Company assesses each identified embedded derivative to determine whether it is required to be bifurcated under SFAS 133. If the instrument would not be accounted for in its entirety at fair value and it is determined that the terms of the embedded derivative are not clearly and closely related to the economic characteristics of the host contract, and that a separate instrument with the same terms would qualify as a derivative instrument, the embedded derivative is bifurcated from the host contract and accounted for as a freestanding derivative. Such embedded derivatives are carried on the consolidated balance sheet at fair value with the host contract and changes in their fair value are reported currently in net investment gains (losses). If the Company is unable to properly identify and measure an embedded derivative for separation from its host contract, the entire contract is carried on the balance sheet at fair value, with changes in fair value recognized in the current period in net investment gains (losses). Additionally, the Company may elect to carry an entire contract on the balance sheet at fair value, with changes in fair value recognized in the current period in net investment gains (losses) if that contract contains an embedded derivative that requires bifurcation. There is a risk that embedded derivatives requiring bifurcation may not be identified and reported at fair value in the consolidated financial statements and that their related changes in fair value could materially affect reported net income.

  Cash and Cash Equivalents

     The Company considers all highly liquid investments purchased with an original or remaining maturity of three months or less at the date of purchase to be cash equivalents.

  Property, Equipment, Leasehold Improvements and Computer Software

     Property, equipment and leasehold improvements, which are included in other assets, are stated at cost, less accumulated depreciation and amortization. Depreciation is determined using either the straight-line or sum-of-the-years-digits method over the estimated useful lives of the assets, as appropriate. Estimated lives generally range from five to ten years for leasehold improvements and three to seven years for all other property and equipment.

     Computer software, which is included in other assets, is stated at cost, less accumulated amortization. Purchased software costs, as well as internal and external costs incurred to develop internal-use computer software during the application development stage, are capitalized. Such costs are amortized generally over a four-year period using the straight-line method. The cost basis of computer software was $52 million and $2 million at December 31, 2006 and 2005, respectively. Accumulated amortization was $3 million at December 31, 2006 and the computer software was fully amortized at December 31, 2005. Related amortization expense was $3 million and $1 million for the years ended December 31, 2006 and 2005, respectively. There was no amortization expense for the year ended December 31, 2004.

  Deferred Policy Acquisition Costs and Value of Business Acquired

     The Company incurs significant costs in connection with acquiring new and renewal insurance business. Costs that vary with and relate to the production of new business are deferred as DAC. Such costs consist principally of commissions and agency and policy issue expenses. VOBA is an intangible asset that reflects the estimated fair value of in-force contracts in a life insurance company acquisition and represents the portion of the purchase price that is allocated to the value of the right to receive future cash flows from the business in-force at the acquisition date. VOBA is based on actuarially determined projections, by each block of business, of future policy and contract charges, premiums, mortality and morbidity, separate account performance, surrenders, operating expenses, investment returns and other factors. Actual experience on the purchased business may vary from these projections. The recovery of DAC and VOBA is dependent upon the future profitability of the related business. DAC and VOBA are aggregated in the financial statements for reporting purposes.

     DAC related to internally replaced contracts are generally expensed at the date of replacement.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     DAC and VOBA on life insurance or investment-type contracts are amortized in proportion to gross premiums or gross profits, depending on the type of contract as described below.

     The Company amortizes DAC and VOBA related to non-participating traditional contracts (term insurance and non-participating whole life insurance) over the entire premium paying period in proportion to the present value of actual historic and expected future gross premiums. The present value of expected premiums is based upon the premium requirement of each policy and assumptions for mortality, morbidity, persistency, and investment returns at policy issuance, or policy acquisition as it relates to VOBA, that include provisions for adverse deviation and are consistent with the assumptions used to calculate future policyholder benefit liabilities. These assumptions are not revised after policy issuance or acquisition unless the DAC or VOBA balance is deemed to be unrecoverable from future expected profits. Absent a premium deficiency, variability in amortization after policy issuance or acquisition is caused only by variability in premium volumes.

     The Company amortizes DAC and VOBA related to fixed and variable universal life contracts and fixed and variable deferred annuity contracts over the estimated lives of the contracts in proportion to actual and expected future gross profits. The amortization includes interest based on rates in effect at inception or acquisition of the contracts. The amount of future gross profits is dependent principally upon returns in excess of the amounts credited to policyholders, mortality, persistency, interest crediting rates, expenses to administer the business, creditworthiness of reinsurance counterparties, the effect of any hedges used, and certain economic variables, such as inflation. Of these factors, the Company anticipates that investment returns, expenses, and persistency are reasonably likely to impact significantly the rate of DAC and VOBA amortization. Each reporting period, the Company updates the estimated gross profits with the actual gross profits for that period. When the actual gross profits change from previously estimated gross profits, the cumulative DAC and VOBA amortization is re-estimated and adjusted by a cumulative charge or credit to current operations. When actual gross profits exceed those previously estimated, the DAC and VOBA amortization will increase, resulting in a current period charge to earnings. The opposite result occurs when the actual gross profits are below the previously estimated gross profits. Each reporting period, the Company also updates the actual amount of business remaining in-force, which impacts expected future gross profits.

     Separate account rates of return on variable universal life contracts and variable deferred annuity contracts affect in-force account balances on such contracts each reporting period. Returns that are higher than the Company's long-term expectation produce higher account balances, which increases the Company's future fee expectations and decreases future benefit payment expectations on minimum death benefit guarantees, resulting in higher expected future gross profits. The opposite result occurs when returns are lower than the Company's long-term expectation. The Company's practice to determine the impact of gross profits resulting from returns on separate accounts assumes that long-term appreciation in equity markets is not changed by short-term market fluctuations, but is only changed when sustained interim deviations are expected. The Company monitors these changes and only changes the assumption when its long-term expectation changes.

     The Company also reviews periodically other long-term assumptions underlying the projections of estimated gross profits. These include investment returns, policyholder dividend scales, interest crediting rates, mortality, persistency, and expenses to administer business. Management annually updates assumptions used in the calculation of estimated gross profits which may have significantly changed. If the update of assumptions causes expected future gross profits to increase, DAC and VOBA amortization will decrease, resulting in a current period increase to earnings. The opposite result occurs when the assumption update causes expected future gross profits to decrease.

  Sales Inducements

     The Company has two different types of sales inducements which are included in other assets: (i) the policyholder receives a bonus whereby the policyholder's initial account balance is increased by an amount equal to

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


a specified percentage of the customer's deposit; and (ii) the policyholder receives a higher interest rate using a dollar cost averaging method than would have been received based on the normal general account interest rate credited. The Company defers sales inducements and amortizes them over the life of the policy using the same methodology and assumptions used to amortize DAC.

  Goodwill

     Goodwill is the excess of cost over the fair value of net assets acquired. Goodwill is not amortized but is tested for impairment at least annually or more frequently if events or circumstances, such as adverse changes in the business climate, indicate that there may be justification for conducting an interim test. Impairment testing is performed using the fair value approach, which requires the use of estimates and judgment, at the "reporting unit" level. A reporting unit is the operating segment or a business one level below the operating segment, if discrete financial information is prepared and regularly reviewed by management at that level. For purposes of goodwill impairment testing, goodwill within Corporate & Other is allocated to reporting units within the Company's business segments. If the carrying value of a reporting unit's goodwill exceeds its fair value, the excess is recognized as an impairment and recorded as a charge against net income. The fair values of the reporting units are determined using a market multiple and a discounted cash flow model. The critical estimates necessary in determining fair value are projected earnings, comparative market multiples and the discount rate.

  Liability for Future Policy Benefits and Policyholder Account Balances

     The Company establishes liabilities for amounts payable under insurance policies, including traditional life insurance, traditional annuities and non-medical health insurance. Generally, amounts are payable over an extended period of time and related liabilities are calculated as the present value of future expected benefits to be paid reduced by the present value of future expected premiums. Such liabilities are established based on methods and underlying assumptions in accordance with GAAP and applicable actuarial standards. Principal assumptions used in the establishment of liabilities for future policy benefits are mortality, morbidity, policy lapse, renewal, retirement, investment returns, inflation, expenses and other contingent events as appropriate to the respective product type. Utilizing these assumptions, liabilities are established on a block of business basis.

     Future policy benefit liabilities for non-participating traditional life insurance policies are equal to the aggregate of the present value of future benefit payments and related expenses less the present value of future net premiums. Assumptions as to mortality and persistency are based upon the Company's experience when the basis of the liability is established. Interest rates for future policy benefit liabilities on non-participating traditional life insurance range from 4% to 7%.

     Future policy benefit liabilities for individual and group traditional fixed annuities after annuitization are equal to the present value of expected future payments. Interest rates used in establishing such liabilities range from 3% to 9%.

     Future policy benefit liabilities for non-medical health insurance are calculated using the net level premium method and assumptions as to future morbidity, withdrawals and interest, which provide a margin for adverse deviation. The interest rate used in establishing such liabilities is 4%.

     Future policy benefit liabilities for disabled lives are estimated using the present value of benefits method and experience assumptions as to claim terminations, expenses and interest. The interest rate used in establishing such liabilities is 4%.

     Liabilities for unpaid claims and claim expenses for the Company's workers' compensation business are included in future policyholder benefits and are estimated based upon the Company's historical experience and other actuarial assumptions that consider the effects of current developments, anticipated trends and risk

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


management programs, reduced for anticipated subrogation. The effects of changes in such estimated liabilities are included in the results of operations in the period in which the changes occur.

     The Company establishes future policy benefit liabilities for minimum death and income benefit guarantees relating to certain annuity contracts and secondary guarantees relating to certain life policies as follows:

     - Annuity guaranteed death benefit ("GMDB") liabilities are determined by estimating the expected value of death benefits in excess of the projected account balance and recognizing the excess ratably over the accumulation period based on total expected assessments. The Company regularly evaluates estimates used and adjusts the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised. The assumptions used in estimating the GMDB liabilities are consistent with those used for amortizing DAC, and are thus subject to the same variability and risk. The assumptions of investment performance and volatility are consistent with the historical experience of the Standard & Poor's 500 Index ("S&P"). The benefits used in calculating the liabilities are based on the average benefits payable over a range of scenarios.

     - Guaranteed income benefit ("GMIB") liabilities are determined by estimating the expected value of the income benefits in excess of the projected account balance at any future date of annuitization and recognizing the excess ratably over the accumulation period based on total expected assessments. The Company regularly evaluates estimates used and adjusts the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised. The assumptions used for estimating the GMIB liabilities are consistent with those used for estimating the GMDB liabilities. In addition, the calculation of guaranteed annuitization benefit liabilities incorporates an assumption for the percentage of the potential annuitizations that may be elected by the contractholder.

     - Liabilities for universal and variable life secondary guarantees are determined by estimating the expected value of death benefits payable when the account balance is projected to be zero and recognizing those benefits ratably over the accumulation period based on total expected assessments. The Company regularly evaluates estimates used and adjusts the additional liability balances, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised. The assumptions used in estimating the secondary and paid up guarantee liabilities are consistent with those used for amortizing DAC, and are thus subject to the same variability and risk. The assumptions of investment performance and volatility for variable products are consistent with historical S&P experience. The benefits used in calculating the liabilities are based on the average benefits payable over a range of scenarios.

     The Company establishes policyholder account balances ("PAB") for guaranteed minimum benefit riders relating to certain variable annuity products as follows:

     - Guaranteed minimum withdrawal benefit riders ("GMWB") guarantee the contractholder a return of their purchase payment via partial withdrawals, even if the account value is reduced to zero, provided that the contractholder's cumulative withdrawals in a contract year do not exceed a certain limit. The initial guaranteed withdrawal amount is equal to the initial benefit base as defined in the contract (typically, the initial purchase payments plus applicable bonus amounts). The GMWB is an embedded derivative, which is measured at fair value separately from the host variable annuity product.

     - Guaranteed minimum accumulation benefit riders ("GMAB") provide the contractholder, after a specified period of time determined at the time of issuance of the variable annuity contract, with a minimum accumulation of their purchase payments even if the account value is reduced to zero. The initial guaranteed accumulation amount is equal to the initial benefit base as defined in the contract (typically, the initial

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


       purchase payments plus applicable bonus amounts). The GMAB is also an embedded derivative, which is measured at fair value separately from the host variable annuity product.

     - For both GMWB and GMAB, the initial benefit base is increased by additional purchase payments made within a certain time period and decreases by benefits paid and/or withdrawal amounts. After a specified period of time, the benefit base may also increase as a result of an optional reset as defined in the contract.

     - The fair values of the GMWB and GMAB riders are calculated based on actuarial and capital market assumptions related to the projected cash flows, including benefits and related contract charges, over the lives of the contracts, incorporating expectations concerning policyholder behavior. In measuring the fair value of GMWBs and GMABs, the Company attributes a portion of the fees collected from the policyholder equal to the present value of expected future guaranteed minimum withdrawal and accumulation benefits (at inception). The changes in fair value are reported in net investment gains (losses). Any additional fees represent "excess" fees and are reported in universal life and investment-type product policy fees. These riders may be more costly than expected in volatile or declining markets, causing an increase in liabilities for future policy benefits, negatively affecting net income.

     The Company issues both GMWBs and GMABs directly and assumes risk relating to GMWBs and GMABs issued by an affiliate through a financing agreement. Some of the risks associated with GMWBs and GMABs directly written and assumed were transferred to a different affiliate through another financing agreement and included in premiums and other receivables.

     The Company periodically reviews its estimates of actuarial liabilities for future policy benefits and compares them with its actual experience. Differences between actual experience and the assumptions used in pricing these policies, guarantees and riders and in the establishment of the related liabilities result in variances in profit and could result in losses. The effects of changes in such estimated liabilities are included in the results of operations in the period in which the changes occur.

     PABs relate to investment-type contracts and universal life-type policies. Investment-type contracts principally include traditional individual fixed annuities in the accumulation phase and non-variable group annuity contracts. PABs are equal to: (i) policy account values, which consist of an accumulation of gross premium payments; (ii) credited interest, ranging from 0.5% to 12%, less expenses, mortality charges, and withdrawals; and (iii) fair value purchase accounting adjustments relating to the Acquisition.

  Other Policyholder Funds

     Other policyholder funds include policy and contract claims and unearned revenue liabilities.

     The liability for policy and contract claims generally relates to incurred but not reported death, disability, and long-term care claims as well as claims which have been reported but not yet settled. The liability for these claims is based on the Company's estimated ultimate cost of settling all claims. The Company derives estimates for the development of incurred but not reported claims principally from actuarial analyses of historical patterns of claims and claims development for each line of business. The methods used to determine these estimates are continually reviewed. Adjustments resulting from this continuous review process and differences between estimates and payments for claims are recognized in policyholder benefits and claims expense in the period in which the estimates are changed or payments are made.

     The unearned revenue liability relates to universal life-type and investment-type products and represents policy charges for services to be provided in future periods. The charges are deferred as unearned revenue and amortized using the product's estimated gross profits, similar to DAC. Such amortization is recorded in universal life and investment-type product policy fees.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  Recognition of Insurance Revenue and Related Benefits

     Premiums related to traditional life and annuity policies with life contingencies are recognized as revenues when due from policyholders. Policyholder benefits and expenses are provided against such revenues to recognize profits over the estimated lives of the policies. When premiums are due over a significantly shorter period than the period over which benefits are provided, any excess profit is deferred and recognized into operations in a constant relationship to insurance in-force or, for annuities, the amount of expected future policy benefit payments. Premiums related to non-medical health and disability contracts are recognized on a pro rata basis over the applicable contract term.

     Deposits related to universal life-type and investment-type products are credited to PABs. Revenues from such contracts consist of amounts assessed against PABs for mortality, policy administration and surrender charges and are recorded in universal life and investment-type product policy fees in the period in which services are provided. Amounts that are charged to operations include interest credited and benefit claims incurred in excess of related PABs.

     Premiums related to workers' compensation contracts are recognized as revenue on a pro rata basis over the applicable contract term.

     Premiums, policy fees, policyholder benefits and expenses are presented net of reinsurance.

  Other Revenues

     Other revenues include advisory fees, broker-dealer commissions and fees and administrative service fees. Such fees and commissions are recognized in the period in which services are performed.

  Income Taxes

     The Company and its includable life insurance subsidiaries file a consolidated U.S. federal income tax return in accordance with the provisions of the Internal Revenue Code of 1986, as amended ("Code"). Non-includable subsidiaries file either a separate individual corporate tax return or a separate consolidated tax return. Prior to the transfer of MLI-USA to MetLife Connecticut, MLI-USA joined MetLife's includable affiliates in filing a federal income tax return. MLI-USA joined MetLife Connecticut's includable affiliates as of October 11, 2006.

     The Company's accounting for income taxes represents management's best estimate of various events and transactions.

     Deferred income tax assets and liabilities resulting from temporary differences between the financial reporting and tax bases of assets and liabilities are measured at the balance sheet date using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse.

     For U.S. federal income tax purposes, an election in 2005 under Internal Revenue Code Section 338 was made by the Company's parent, MetLife. As a result of this election, the tax basis in the acquired assets and liabilities was adjusted as of the Acquisition Date and the related deferred income tax asset established for the taxable difference from the book basis.

     The realization of deferred income tax assets depends upon the existence of sufficient taxable income within the carryback or carryforward periods under the tax law in the applicable tax jurisdiction. Valuation allowances are established when management determines, based on available information, that it is more likely than not that deferred income tax assets will not be realized. Significant judgment is required in determining whether valuation

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


allowances should be established as well as the amount of such allowances. When making such determination, consideration is given to, among other things, the following:

    (i) future taxable income exclusive of reversing temporary differences and carryforwards;
    (ii)    future reversals of existing taxable temporary differences;
    (iii)   taxable income in prior carryback years; and
    (iv)    tax planning strategies.


     The Company may be required to change its provision for income taxes in certain circumstances. Examples of such circumstances include when the ultimate deductibility of certain items is challenged by taxing authorities or when estimates used in determining valuation allowances on deferred income tax assets significantly change or when receipt of new information indicates the need for adjustment in valuation allowances. Additionally, future events such as changes in tax legislation could have an impact on the provision for income tax and the effective tax rate. Any such changes could significantly affect the amounts reported in the consolidated financial statements in the year these changes occur.

     The Company classifies interest recognized as interest expense and penalties recognized as a component of income tax.

  Reinsurance

     The Company enters into reinsurance transactions as both a provider and a purchaser of reinsurance for its insurance products.

     For each of its reinsurance contracts, the Company determines if the contract provides indemnification against loss or liability relating to insurance risk in accordance with applicable accounting standards. The Company reviews all contractual features, particularly those that may limit the amount of insurance risk to which the reinsurer is subject or features that delay the timely reimbursement of claims.

     For reinsurance of existing in-force blocks of long-duration contracts that transfer significant insurance risk, the difference, if any, between the amounts paid (received), and the liabilities ceded (assumed) related to the underlying contracts is considered the net cost of reinsurance at the inception of the contract. The net cost of reinsurance is recorded as an adjustment to DAC and recognized as a component of other expenses on a basis consistent with the way the acquisition costs on the underlying reinsured contracts would be recognized. Subsequent amounts paid (received) on the reinsurance of in-force blocks, as well as amounts paid (received) related to new business, are recorded as ceded (assumed) premiums and ceded (assumed) future policy benefit liabilities are established.

     The assumptions used to account for long-duration reinsurance contracts are consistent with those used for the underlying contracts. Ceded policyholder and contract related liabilities, other than those currently due, are reported gross on the balance sheet.

     Amounts currently recoverable under reinsurance contracts are included in premiums and other receivables and amounts currently payable are included in other liabilities. Such assets and liabilities relating to reinsurance contracts with the same reinsurer may be recorded net on the balance sheet, if a right of offset exists within the reinsurance contract.

     Premiums, fees and policyholder benefits and claims include amounts assumed under reinsurance contracts and are net of reinsurance ceded.

     If the Company determines that a reinsurance contract does not expose the reinsurer to a reasonable possibility of a significant loss from insurance risk, the Company records the contract as a deposit, net of related expenses. Deposits received are included in other liabilities and deposits made are included within other assets. As amounts

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


are paid or received, consistent with the underlying contracts, the deposit assets or liabilities are adjusted. Interest on such deposits is recorded as other revenue or other expenses, as appropriate. Periodically, the Company evaluates the adequacy of the expected payments or recoveries and adjusts the deposit asset or liability through other revenue or other expenses, as appropriate.

     Amounts received from reinsurers for policy administration are reported in other revenues.

     Accounting for reinsurance requires extensive use of assumptions and estimates, particularly related to the future performance of the underlying business and the potential impact of counterparty credit risks. The Company periodically reviews actual and anticipated experience compared to the aforementioned assumptions used to establish assets and liabilities relating to ceded and assumed reinsurance and evaluates the financial strength of counterparties to its reinsurance agreements using criteria similar to that evaluated in the security impairment process discussed previously.

  Separate Accounts

     Separate accounts are established in conformity with insurance laws and are generally not chargeable with liabilities that arise from any other business of the Company. Separate account assets are subject to general account claims only to the extent the value of such assets exceeds the separate account liabilities. The Company reports separately, as assets and liabilities, investments held in separate accounts and liabilities of the separate accounts if (i) such separate accounts are legally recognized; (ii) assets supporting the contract liabilities are legally insulated from the Company's general account liabilities; (iii) investments are directed by the contractholder; and (iv) all investment performance, net of contract fees and assessments, is passed through to the contractholder. The Company reports separate account assets meeting such criteria at their fair value. Investment performance (including investment income, net investment gains (losses) and changes in unrealized gains (losses)) and the corresponding amounts credited to contractholders of such separate accounts are offset within the same line in the consolidated statements of income.

     The Company's revenues reflect fees charged to the separate accounts, including mortality charges, risk charges, policy administration fees, investment management fees and surrender charges. Separate accounts not meeting the above criteria are combined on a line-by-line basis with the Company's general account assets, liabilities, revenues and expenses.

  Employee Benefit Plans

     Eligible employees, sales representatives and retirees of the Company are provided pension, postretirement and postemployment benefits under plans sponsored and administered by Metropolitan Life Insurance Company ("Metropolitan Life"), an affiliate of the Company. The Company's obligation and expense related to these benefits is limited to the amount of associated expense allocated from Metropolitan Life.

  Foreign Currency

     Balance sheet accounts are translated at the exchange rates in effect at each year-end and income and expense accounts are translated at the average rates of exchange prevailing during the year. Translation adjustments are charged or credited directly to other comprehensive income or loss. Gains and losses from foreign currency transactions are reported as net investment gains (losses) in the period in which they occur.

  Discontinued Operations

     The results of operations of a component of the Company that either has been disposed of or is classified as held-for-sale are reported in discontinued operations if the operations and cash flows of the component have been or will be eliminated from the ongoing operations of the Company as a result of the disposal transaction and the

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


Company will not have any significant continuing involvement in the operations of the component after the disposal transaction.

  Litigation Contingencies

     The Company is a party to a number of legal actions and regulatory investigations. Given the inherent unpredictability of these matters, it is difficult to estimate the impact on the Company's consolidated financial position. Liabilities are established when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. On a quarterly and annual basis, the Company reviews relevant information with respect to liabilities for litigation, regulatory investigations and litigation-related contingencies to be reflected in the Company's consolidated financial statements. It is possible that an adverse outcome in certain of the Company's litigation and regulatory investigations, or the use of different assumptions in the determination of amounts recorded could have a material effect upon the Company's consolidated net income or cash flows in particular quarterly or annual periods.

  ADOPTION OF NEW ACCOUNTING PRONOUNCEMENTS

  Derivative Financial Instruments

     The Company has adopted guidance relating to derivative financial instruments as follows:

     - Effective January 1, 2006, the Company adopted prospectively SFAS No. 155, Accounting for Certain Hybrid Instruments ("SFAS 155"). SFAS 155 amends SFAS No. 133 and SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities ("SFAS 140"). SFAS 155 allows financial instruments that have embedded derivatives to be accounted for as a whole, eliminating the need to bifurcate the derivative from its host, if the holder elects to account for the whole instrument on a fair value basis. In addition, among other changes, SFAS 155:

      (i) clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS 133;
      (ii) establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation;
      (iii) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and
      (iv) amends SFAS 140 to eliminate the prohibition on a qualifying special-purpose entity ("QSPE") from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial interest.


     The adoption of SFAS 155 did not have a material impact on the Company's consolidated financial statements.

     - Effective October 1, 2006, the Company adopted SFAS 133 Implementation Issue No. B40, Embedded Derivatives: Application of Paragraph 13(b) to Securitized Interests in Prepayable Financial Assets ("Issue B40"). Issue B40 clarifies that a securitized interest in prepayable financial assets is not subject to the conditions in paragraph 13(b) of SFAS 133, if it meets both of the following criteria: (i) the right to accelerate the settlement if the securitized interest cannot be controlled by the investor; and (ii) the securitized interest itself does not contain an embedded derivative (including an interest rate-related derivative) for which bifurcation would be required other than an embedded derivative that results solely from the embedded call options in the underlying financial assets. The adoption of Issue B40 did not have a material impact on the Company's consolidated financial statements.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     - Effective January 1, 2006, the Company adopted prospectively SFAS 133 Implementation Issue No. B38, Embedded Derivatives: Evaluation of Net Settlement with Respect to the Settlement of a Debt Instrument through Exercise of an Embedded Put Option or Call Option ("Issue B38") and SFAS 133 Implementation Issue No. B39, Embedded Derivatives: Application of Paragraph 13(b) to Call Options That Are Exercisable Only by the Debtor ("Issue B39"). Issue B38 clarifies that the potential settlement of a debtor's obligation to a creditor occurring upon exercise of a put or call option meets the net settlement criteria of SFAS 133. Issue B39 clarifies that an embedded call option, in which the underlying is an interest rate or interest rate index, that can accelerate the settlement of a debt host financial instrument should not be bifurcated and fair valued if the right to accelerate the settlement can be exercised only by the debtor (issuer/borrower) and the investor will recover substantially all of its initial net investment. The adoption of Issues B38 and B39 did not have a material impact on the Company's consolidated financial statements.

  Other Pronouncements

     Effective November 15, 2006, the Company adopted U.S. Securities and Exchange Commission ("SEC") Staff Accounting Bulletin ("SAB") No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements ("SAB 108"). SAB 108 provides guidance on how prior year misstatements should be considered when quantifying misstatements in current year financial statements for purposes of assessing materiality. SAB 108 requires that registrants quantify errors using both a balance sheet and income statement approach and evaluate whether either approach results in quantifying a misstatement that, when relevant quantitative and qualitative factors are considered, is material. SAB 108 permits companies to initially apply its provisions by either restating prior financial statements or recording a cumulative effect adjustment to the carrying values of assets and liabilities as of January 1, 2006 with an offsetting adjustment to retained earnings for errors that were previously deemed immaterial but are material under the guidance in SAB 108. The adoption of SAB 108 did not have a material impact on the Company's consolidated financial statements.

     Effective January 1, 2006, the Company adopted SFAS No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3 ("SFAS 154"). SFAS 154 requires retrospective application to prior periods' financial statements for a voluntary change in accounting principle unless it is deemed impracticable. It also requires that a change in the method of depreciation, amortization, or depletion for long-lived, non-financial assets be accounted for as a change in accounting estimate rather than a change in accounting principle. The adoption of SFAS 154 did not have a material impact on the Company's consolidated financial statements.

     In June 2005, the Emerging Issues Task Force ("EITF") reached consensus on Issue No. 04-5, Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights ("EITF 04-5"). EITF 04-5 provides a framework for determining whether a general partner controls and should consolidate a limited partnership or a similar entity in light of certain rights held by the limited partners. The consensus also provides additional guidance on substantive rights. EITF 04-5 was effective after June 29, 2005 for all newly formed partnerships and for any pre-existing limited partnerships that modified their partnership agreements after that date. For all other limited partnerships, EITF 04-5 required adoption by January 1, 2006 through a cumulative effect of a change in accounting principle recorded in opening equity or applied retrospectively by adjusting prior period financial statements. The adoption of the provisions of EITF 04-5 did not have a material impact on the Company's consolidated financial statements.

     Effective November 9, 2005, the Company prospectively adopted the guidance in FASB Staff Position ("FSP") No. FAS 140-2, Clarification of the Application of Paragraphs 40(b) and 40(c) of FAS 140 ("FSP 140-2"). FSP 140-2 clarified certain criteria relating to derivatives and beneficial interests when considering whether an entity qualifies as a QSPE. Under FSP 140-2, the criteria must only be met at the date the QSPE issues beneficial interests or when a derivative financial instrument needs to be replaced upon the occurrence of a specified event

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


outside the control of the transferor. The adoption of FSP 140-2 did not have a material impact on the Company's consolidated financial statements.

     Effective July 1, 2005, the Company adopted SFAS No. 153, Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29 ("SFAS 153"). SFAS 153 amended prior guidance to eliminate the exception for nonmonetary exchanges of similar productive assets and replaced it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of SFAS 153 were required to be applied prospectively for fiscal periods beginning after June 15, 2005. The adoption of SFAS 153 did not have a material impact on the Company's consolidated financial statements.

     In June 2005, the FASB completed its review of EITF Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments ("EITF 03-1"). EITF 03-1 provides accounting guidance regarding the determination of when an impairment of debt and marketable equity securities and investments accounted for under the cost method should be considered other-than-temporary and recognized in income. EITF 03-1 also requires certain quantitative and qualitative disclosures for debt and marketable equity securities classified as available-for-sale or held-to-maturity under SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, that are impaired at the balance sheet date but for which an other-than-temporary impairment has not been recognized. The FASB decided not to provide additional guidance on the meaning of other-than-temporary impairment but has issued FSP Nos. FAS 115-1 and FAS 124-1, The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments ("FSP 115-1"), which nullifies the accounting guidance on the determination of whether an investment is other-than-temporarily impaired as set forth in EITF 03-1. As required by FSP 115-1, the Company adopted this guidance on a prospective basis, which had no material impact on the Company's consolidated financial statements, and has provided the required disclosures.

     Effective July 1, 2004, the Company adopted EITF Issue No. 03-16, Accounting for Investments in Limited Liability Companies ("EITF 03-16"). EITF 03-16 provides guidance regarding whether a limited liability company should be viewed as similar to a corporation or similar to a partnership for purposes of determining whether a noncontrolling investment should be accounted for using the cost method or the equity method of accounting. EITF 03-16 did not have a material impact on the Company's consolidated financial statements.

     Effective January 1, 2004, the Company adopted Statement of Position ("SOP") 03-1, Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long Duration Contracts and for Separate Accounts ("SOP 03-1"), as interpreted by a Technical Practice Aid ("TPA"), issued by the American Institute of Certified Public Accountants ("AICPA") and FSP No. 97-1, Situations in Which Paragraphs 17(b) and 20 of FASB Statement No. 97, Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments, Permit or Require Accrual of an Unearned Revenue Liability ("FSP 97-1"). SOP 03-1 provides guidance on: (i) the classification and valuation of long-duration contract liabilities; (ii) the accounting for sales inducements; and (iii) separate account presentation and valuation. As a result of the adoption of SOP 03-1, effective January 1, 2004, the Company decreased the liability for future policyholder benefits for changes in the methodology relating to various guaranteed death and annuitization benefits and for determining liabilities for certain universal life insurance contracts by $2 million, which was reported as a cumulative effect of a change in accounting. This amount is net of corresponding changes in DAC, including unearned revenue liability, under certain variable annuity and life contracts and income tax. The application of SOP 03-1 increased the Company's 2004 net income by $3 million, including the cumulative effect of the adoption.

  FUTURE ADOPTION OF NEW ACCOUNTING PRONOUNCEMENTS

     In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities ("SFAS 159"). SFAS 159 permits all entities the option to measure most financial instruments and certain

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


other items at fair value at specified election dates and to report related unrealized gains and losses in earnings. The fair value option will generally be applied on an instrument-by-instrument basis and is generally an irrevocable election. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company is evaluating which eligible financial instruments, if any, it will elect to account for at fair value under SFAS 159 and the related impact on the Company's consolidated financial statements.

     In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in GAAP and requires enhanced disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements. The pronouncement is effective for fiscal years beginning after November 15, 2007. The guidance in SFAS 157 will be applied prospectively with the exception of:
(i) block discounts of financial instruments; and (ii) certain financial and hybrid instruments measured at initial recognition under SFAS 133 which is to be applied retrospectively as of the beginning of initial adoption (a limited form of retrospective application). The Company is currently evaluating the impact of SFAS 157 on the Company's consolidated financial statements. Implementation of SFAS 157 will require additional disclosures in the Company's consolidated financial statements.

     In June 2006, the FASB issued FIN No. 48, Accounting for Uncertainty in Income Taxes -- an interpretation of FASB Statement No. 109 ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income tax recognized in a company's financial statements. FIN 48 requires companies to determine whether it is "more likely than not" that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. It also provides guidance on the recognition, measurement and classification of income tax uncertainties, along with any related interest and penalties. Previously recorded income tax benefits that no longer meet this standard are required to be charged to earnings in the period that such determination is made. FIN 48 will also require significant additional disclosures. FIN 48 is effective for fiscal years beginning after December 15, 2006. Based upon the Company's evaluation work completed to date, the Company expects to recognize a reduction to the January 1, 2007 balance of retained earnings of less than $1 million.

     In March 2006, the FASB issued SFAS No. 156, Accounting for Servicing of Financial Assets -- an amendment of FASB Statement No. 140 ("SFAS 156"). Among other requirements, SFAS 156 requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in certain situations. SFAS 156 will be applied prospectively and is effective for fiscal years beginning after September 15, 2006. The Company does not expect SFAS 156 to have a material impact on the Company's consolidated financial statements.

     In September 2005, the AICPA issued SOP 05-1, Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection With Modifications or Exchanges of Insurance Contracts ("SOP 05-1"). SOP 05-1 provides guidance on accounting by insurance enterprises for DAC on internal replacements of insurance and investment contracts other than those specifically described in SFAS No. 97, Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments. SOP 05-1 defines an internal replacement as a modification in product benefits, features, rights, or coverages that occurs by the exchange of a contract for a new contract, or by amendment, endorsement, or rider to a contract, or by the election of a feature or coverage within a contract. It is effective for internal replacements occurring in fiscal years beginning after December 15, 2006.

     In addition, in February 2007, related TPAs were issued by the AICPA to provide further clarification of SOP 05-1. The TPAs are effective concurrently with the adoption of the SOP. Based on the Company's interpretation of SOP 05-1 and related TPAs, the adoption of SOP 05-1 will result in a reduction to DAC and VOBA relating primarily to the Company's group life and health insurance contracts that contain certain rate reset provisions. The Company estimates that the adoption of SOP 05-1 as of January 1, 2007 will result in a cumulative effect adjustment of between $75 million and $95 million, net of income tax, which will be recorded as a reduction

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


to retained earnings. In addition, the Company estimates that accelerated DAC and VOBA amortization will reduce 2007 net income by approximately $5 million to $15 million, net of income tax.

2. ACQUISITION OF METLIFE INSURANCE COMPANY OF CONNECTICUT BY METLIFE, INC. FROM CITIGROUP INC.

     On the Acquisition Date, MetLife Connecticut became a subsidiary of MetLife. MetLife Connecticut, together with substantially all of Citigroup Inc.'s international insurance businesses, excluding Primerica Life Insurance Company and its subsidiaries, were acquired by MetLife from Citigroup for $12.1 billion. Prior to the Acquisition, MetLife Connecticut was a subsidiary of Citigroup Insurance Holding Company ("CIHC"). Primerica was distributed via dividend from MetLife Connecticut to CIHC on June 30, 2005 in contemplation of the Acquisition. The total consideration paid by MetLife for the purchase consisted of $11.0 billion in cash and 22,436,617 shares of MetLife's common stock with a market value of $1.0 billion to Citigroup and $100 million in other transaction costs.

     In accordance with FASB SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets, the Acquisition was accounted for by MetLife using the purchase method of accounting, which requires that the assets and liabilities of MetLife Connecticut be identified and measured at their fair value as of the acquisition date.

     Final Purchase Price Allocation and Goodwill

     The purchase price paid by MetLife has been allocated to the assets acquired and liabilities assumed using management's best estimate of their fair values as of the Acquisition Date. The computation of the purchase price and the allocation of the purchase price to the net assets acquired based upon their respective fair values as of July 1, 2005, and the resulting goodwill, as revised, are presented below.

     Based upon MetLife's method of allocating the purchase price to the entities acquired, the purchase price attributed to MetLife Connecticut increased by $40 million. The increase in purchase price was a result of additional consideration paid in 2006 by MetLife to Citigroup of $115 million and an increase in transaction costs of $3 million, offset by a $4 million reduction in restructuring costs for a total purchase price increase of $114 million.

     The allocation of purchase price was updated as a result of the additional purchase price attributed to MetLife Connecticut of $40 million, an increase of $15 million in the value of the future policy benefit liabilities and other policyholder funds resulting from the finalization of the evaluation of the Travelers underwriting criteria, an increase in securities of $24 million resulting from the finalization of the determination of the fair value of such securities, an increase in other liabilities of $2 million due to the receipt of additional information, all resulting in a net impact of the aforementioned adjustments increasing deferred income tax assets by $4 million. Goodwill increased by $29 million as a consequence of such revisions to the purchase price and the purchase price allocation.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                                                                      AS OF JULY 1, 2005
                                                                      ------------------
                                                                         (IN MILLIONS)
TOTAL PURCHASE PRICE PAID BY METLIFE.......................                 $12,084
  Purchase price attributed to other affiliates............                   5,260
                                                                            -------
  Purchase price attributed to MetLife Connecticut.........                   6,824
NET ASSETS OF METLIFE CONNECTICUT ACQUIRED PRIOR TO
  PURCHASE ACCOUNTING ADJUSTMENTS..........................  $8,207
ADJUSTMENTS TO REFLECT ASSETS ACQUIRED AT FAIR VALUE:
  Fixed maturity securities available-for-sale.............      (2)
  Mortgage loans on real estate............................      72
  Real estate and real estate joint ventures held-for-
     investment............................................      39
  Other limited partnership interests......................      48
  Other invested assets....................................     (36)
  Premiums and other receivables...........................   1,001
  Elimination of historical deferred policy acquisition
     costs.................................................  (3,052)
  Value of business acquired...............................   3,490
  Value of distribution agreements and customer
     relationships acquired................................      73
  Net deferred income tax asset............................   1,751
  Elimination of historical goodwill.......................    (196)
  Other assets.............................................     (11)
ADJUSTMENTS TO REFLECT LIABILITIES ASSUMED AT FAIR VALUE:
  Future policy benefits...................................  (3,766)
  Policyholder account balances............................  (1,870)
  Other liabilities........................................     191
                                                             ------
NET FAIR VALUE OF ASSETS ACQUIRED AND LIABILITIES ASSUMED..                   5,939
                                                                            -------
GOODWILL RESULTING FROM THE ACQUISITION ATTRIBUTED TO
  METLIFE CONNECTICUT......................................                 $   885
                                                                            =======



     Goodwill resulting from the Acquisition has been allocated to the Company's segments, as well as Corporate & Other, as follows:

                                                                        AS OF JULY 1, 2005
                                                                        ------------------
                                                                           (IN MILLIONS)
Institutional....................................................              $312
Individual.......................................................               163
Corporate & Other................................................               410
                                                                               ----
  TOTAL..........................................................              $885
                                                                               ====



     The entire amount of goodwill is expected to be deductible for income tax purposes.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

CONDENSED STATEMENT OF NET ASSETS ACQUIRED

     The condensed statement of net assets acquired reflects the fair value of MetLife Connecticut's net assets as follows:

                                                                   AS OF JULY 1, 2005
                                                                   ------------------
                                                                      (IN MILLIONS)
ASSETS
  Fixed maturity securities available-for-sale...................        $41,210
  Trading securities.............................................            555
  Equity securities available-for-sale...........................            641
  Mortgage loans on real estate..................................          2,363
  Policy loans...................................................            884
  Real estate and real estate joint ventures held-for-
     investment..................................................            126
  Other limited partnership interests............................          1,120
  Short-term investments.........................................          2,225
  Other invested assets..........................................          1,205
                                                                         -------
     Total investments...........................................         50,329
  Cash and cash equivalents......................................            443
  Accrued investment income......................................            494
  Premiums and other receivables.................................          4,688
  Value of business acquired.....................................          3,490
  Goodwill.......................................................            885
  Other intangible assets........................................             73
  Deferred income tax asset......................................          1,178
  Other assets...................................................            730
  Separate account assets........................................         30,427
                                                                         -------
     Total assets acquired.......................................         92,737
                                                                         -------

LIABILITIES:
  Future policy benefits.........................................         17,565
  Policyholder account balances..................................         34,251
  Other policyholder funds.......................................            115
  Current income tax.............................................             36
  Other liabilities..............................................          3,519
  Separate account liabilities...................................         30,427
                                                                         -------
     Total liabilities assumed...................................         85,913
                                                                         -------
     Net assets acquired.........................................        $ 6,824
                                                                         =======



  Other Intangible Assets

     VOBA reflects the estimated fair value of in-force contracts acquired and represents the portion of the purchase price that is allocated to the value of the right to receive future cash flows from the life insurance and annuity contracts in-force at the Acquisition Date. VOBA is based on actuarially determined projections, by each block of

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


business, of future policy and contract charges, premiums, mortality and morbidity, separate account performance, surrenders, operating expenses, investment returns and other factors. Actual experience on the purchased business may vary from these projections. If estimated gross profits or premiums differ from expectations, the amortization of VOBA is adjusted to reflect actual experience.

     The value of the other identifiable intangibles reflects the estimated fair value of MetLife Connecticut's distribution agreements and customer relationships acquired at July 1, 2005 and will be amortized in relation to the expected economic benefits of the agreements. If actual experience under the distribution agreements or with customer relationships differs from expectations, the amortization of these intangibles will be adjusted to reflect actual experience. See Notes 8 and 14 for additional information on the value of distribution agreements ("VODA") acquired from Citigroup.

     The use of discount rates was necessary to establish the fair value of VOBA, as well as the other identifiable intangible assets. In selecting the appropriate discount rates, management considered its weighted average cost of capital, as well as the weighted average cost of capital required by market participants. A discount rate of 11.5% was used to value these intangible assets.

     The fair values of business acquired, distribution agreements and customer relationships acquired are as follows:

                                                                             WEIGHTED AVERAGE
                                                      AS OF JULY 1, 2005   AMORTIZATION PERIOD
                                                      ------------------   -------------------
                                                         (IN MILLIONS)          (IN YEARS)
Value of business acquired..........................        $3,490                  16
Value of distribution agreements and customer
  relationships acquired............................            73                  16
                                                            ------
  Total value of intangible assets acquired,
     excluding goodwill.............................        $3,563                  16
                                                            ======



3.  CONTRIBUTION OF METLIFE CONNECTICUT FROM METLIFE, INC.

     On October 11, 2006, MetLife Connecticut and MetLife Investors Group, Inc. ("MLIG"), both subsidiaries of MetLife, entered into a Transfer Agreement ("Transfer Agreement"), pursuant to which MetLife Connecticut agreed to acquire all of the outstanding stock of MLI-USA from MLIG in exchange for shares of MetLife Connecticut's common stock. To effectuate the exchange of shares, MetLife returned 10,000,000 shares just prior to the closing of the transaction and retained 30,000,000 shares representing 100% of the then issued and outstanding shares of MetLife Connecticut. MetLife Connecticut issued 4,595,317 new shares to MLIG in exchange for all of the outstanding common stock of MLI-USA. After the closing of the transaction, 34,595,317 shares of MetLife Connecticut's common stock are outstanding, of which MLIG holds 4,595,317 shares, with the remaining shares held by MetLife.

     In connection with the Transfer Agreement on October 11, 2006, MLIG transferred to MetLife Connecticut certain assets and liabilities, including goodwill, VOBA and deferred income tax liabilities, which remain outstanding from MetLife's acquisition of MLIG on October 30, 1997. The assets and liabilities have been included in the financial data of the Company for all periods presented.

     The transfer of MLI-USA to MetLife Connecticut was a transaction between entities under common control. Since MLI-USA was the original entity under common control, for financial statement reporting purposes, MLI-USA is considered the accounting acquirer of MetLife Connecticut. Accordingly, all financial data included in these financial statements periods prior to July 1, 2005 is that of MLI-USA. For periods subsequent to July 1, 2005, MetLife Connecticut has been combined with MLI-USA in a manner similar to a pooling of interests. Information

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


regarding the consolidated statements of income of the Company for the years ended December 31, 2006 and 2005 is as follows:

                                                                                              UNAUDITED
                                                                                         ------------------
                                                                                         THREE MONTHS ENDED      YEAR ENDED
                                                    UNAUDITED                             DECEMBER 31, 2006  DECEMBER 31, 2006
                         --------------------------------------------------------------  ------------------  -----------------
                                      NINE MONTHS ENDED SEPTEMBER 30, 2006
                         --------------------------------------------------------------
                                                   ASSETS AND LIABILITIES
                                                         OUTSTANDING
                                                       FROM METLIFE'S
                                                         ACQUISITION       CONSOLIDATED
                         MICC HISTORICAL  MLI-USA          OF MLIG            COMPANY             CONSOLIDATED COMPANY
                         ---------------  -------  ----------------------  ------------  -------------------------------------
                                                            (IN MILLIONS)
Total revenues.........       $2,509        $623             $--              $3,132            $974               $4,106
Total expenses.........       $1,905        $486             $--              $2,391            $890               $3,281
                              ------        ----             ---              ------            ----               ------
Income before provision
  for income tax.......          604         137              --                 741            $ 84                  825
Provision for income
  tax..................          177          35              --                 212            $ 16                  228
                              ------        ----             ---              ------            ----               ------
Net income.............       $  427        $102             $--              $  529            $ 68               $  597
                              ======        ====             ===              ======            ====               ======





                                                                   YEAR ENDED DECEMBER 31, 2005
                                                         -----------------------------------------------
                                                                   ASSETS AND LIABILITIES
                                      SIX MONTHS ENDED                   OUTSTANDING
                                     DECEMBER 31, 2005                 FROM METLIFE'S
                                     -----------------                   ACQUISITION        CONSOLIDATED
                                      MICC HISTORICAL    MLI-USA           OF MLIG             COMPANY
                                     -----------------   -------   ----------------------   ------------
                                                                (IN MILLIONS)
Total revenues.....................        $1,749          $766              $--               $2,515
Total expenses.....................        $1,410          $561              $(3)              $1,968
                                           ------          ----              ---               ------
Income before provision for income
  tax..............................           339           205                3                  547
Provision for income tax...........            98            57                1                  156
                                           ------          ----              ---               ------
Net income.........................        $  241          $148              $ 2               $  391
                                           ======          ====              ===               ======




     The par value of the common stock presented in the statement of stockholders' equity for periods prior to the Acquisition Date has been adjusted to reflect the par value of the MetLife Connecticut shares issued to MLIG in exchange for MLI-USA's common stock. Information regarding the adjustments to stockholders' equity is as follows:

                                                                                     ACCUMULATED
                                                                                        OTHER
                                                                                    COMPREHENSIVE
                                                                                       INCOME
                                                                                  ----------------
                                                          ADDITIONAL               NET UNREALIZED
                                             COMMON         PAID IN    RETAINED   INVESTMENT GAINS
                                              STOCK         CAPITAL    EARNINGS       (LOSSES)       TOTAL
                                             ------       ----------   --------   ----------------   -----
Balance of MLI-USA's equity at January 1,
  2004                                         $ 2           $ 98        $163            $39          $302
Issuance of MetLife Connecticut's common
  stock to MLIG                                 11  (1)       (11)         --             --            --
Elimination of MLI-USA's common stock           (2) (2)         2          --             --            --
Assets and liabilities outstanding from
  MetLife's acquisition of MLIG                 --             82          --             (7)           75
                                               ---           ----        ----            ---          ----
Balance of MICC's equity at January 1, 2004    $11           $171        $163            $32          $377
                                               ===           ====        ====            ===          ====


                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

--------

   (1) Represents the issuance of 4,595,317 shares of MetLife Connecticut's common stock, at $2.50 par value, by MetLife Connecticut to MLIG in exchange for all the outstanding common stock of MLI-USA, for a total adjustment of $11 million.

   (2) Represents the elimination of MLI-USA's common stock of $2 million.

The par value of the MetLife Connecticut common stock purchased by MetLife has been adjusted to reflect the return of the MetLife Connecticut common stock by MetLife in connection with the transfer of MetLife Connecticut to MLI-USA as follows:

                                                                                    ACCUMULATED
                                                                                       OTHER
                                                                                   COMPREHENSIVE
                                                                                      INCOME
                                                                                 ----------------
                                                         ADDITIONAL               NET UNREALIZED
                                            COMMON         PAID IN    RETAINED   INVESTMENT GAINS
                                             STOCK         CAPITAL    EARNINGS       (LOSSES)        TOTAL
                                            ------       ----------   --------   ----------------   ------
MetLife Connecticut's common stock
  purchased by MetLife in the Acquisition
  on July 1, 2005                            $100          $6,684        $--            $--         $6,784
Return of MetLife Connecticut's common
  stock from MetLife                          (25) (1)         25         --             --             --
                                             ----          ------        ---            ---         ------
MetLife Connecticut's common stock
  purchased by MetLife on July 1, 2005, as
  adjusted                                   $ 75          $6,709        $--            $--         $6,784
                                             ====          ======        ===            ===         ======



--------

   (1) Represents the return of 10,000,000 shares of MetLife Connecticut's common stock, at $2.50 par value, by MetLife to MetLife Connecticut in anticipation of the acquisition of MLI-USA by MetLife Connecticut, for a total adjustment of $25 million.

     The following unaudited pro forma condensed consolidated financial information presents the results of operations for the Company assuming the MetLife Connecticut acquisition had been effected as of January 1, 2005. This unaudited pro forma information does not necessarily represent what the Company's actual results of operations would have been if the acquisition had occurred as of the date indicated or what such results would be for any future periods.

                                                                                  UNAUDITED
                                                                    ------------------------------------
                                                    YEAR ENDED      SIX MONTHS ENDED       YEAR ENDED
                                                DECEMBER 31, 2005     JUNE 30, 2005    DECEMBER 31, 2005
                                                -----------------   ----------------   -----------------
                                                   CONSOLIDATED         PRO FORMA          PRO FORMA
                                                                          MICC
                                                     COMPANY           HISTORICAL             MICC
                                                -----------------   ----------------   -----------------
                                                                      (IN MILLIONS)

Total revenues                                        $2,515             $2,324              $4,839
Total expenses                                        $1,968             $1,523              $3,491
                                                      ------             ------              ------
Income before provision for income tax                   547                801               1,348
Provision for income tax                                 156                226                 382
                                                      ------             ------              ------
Net income                                            $  391             $  575              $  966
                                                      ======             ======              ======


                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

4.  INVESTMENTS

  FIXED MATURITY AND EQUITY SECURITIES AVAILABLE-FOR-SALE

     The following tables present the cost or amortized cost, gross unrealized gain and loss, and estimated fair value of the Company's fixed maturity and equity securities, the percentage that each sector represents by the total fixed maturity securities holdings and by the total equity securities holdings at:

                                                              DECEMBER 31, 2006
                                               ----------------------------------------------
                                                               GROSS
                                                COST OR      UNREALIZED
                                               AMORTIZED   -------------    ESTIMATED    % OF
                                                  COST     GAIN     LOSS   FAIR VALUE   TOTAL
                                               ---------   ----     ----   ----------   -----
                                                                (IN MILLIONS)
U.S. corporate securities....................   $17,331    $101     $424     $17,008     35.5%
Residential mortgage-backed securities.......    11,951      40       78      11,913     24.9
Foreign corporate securities.................     5,563      64      128       5,499     11.5
U.S. Treasury/agency securities..............     5,455       7      126       5,336     11.2
Commercial mortgage-backed securities........     3,353      19       47       3,325      6.9
Asset-backed securities......................     3,158      14       10       3,162      6.6
State and political subdivision securities...     1,062       6       38       1,030      2.2
Foreign government securities................       533      45        5         573      1.2
                                                -------    ----     ----     -------    -----
  Total fixed maturity securities............   $48,406    $296     $856     $47,846    100.0%
                                                =======    ====     ====     =======    =====
Non-redeemable preferred stock...............   $   671    $ 22     $  9     $   684     86.0%
Common stock.................................       106       6        1         111     14.0
                                                -------    ----     ----     -------    -----
  Total equity securities....................   $   777    $ 28     $ 10     $   795    100.0%
                                                =======    ====     ====     =======    =====





                                                              DECEMBER 31, 2005
                                               ----------------------------------------------
                                                               GROSS
                                                COST OR      UNREALIZED
                                               AMORTIZED   -------------    ESTIMATED    % OF
                                                  COST     GAIN     LOSS   FAIR VALUE   TOTAL
                                               ---------   ----     ----   ----------   -----
                                                                (IN MILLIONS)
U.S. corporate securities....................   $18,416    $ 96     $415     $18,097     34.3%
Residential mortgage-backed securities.......    12,398      17      131      12,284     23.4
Foreign corporate securities.................     5,733      50      143       5,640     10.7
U.S. Treasury/agency securities..............     6,448      24       61       6,411     12.2
Commercial mortgage-backed securities........     5,157      12       82       5,087      9.7
Asset-backed securities......................     3,899      10       16       3,893      7.4
State and political subdivision securities...       633      --       25         608      1.2
Foreign government securities................       547      25        3         569      1.1
                                                -------    ----     ----     -------    -----
  Total fixed maturity securities............   $53,231    $234     $876     $52,589    100.0%
                                                =======    ====     ====     =======    =====
Non-redeemable preferred stock...............   $   327    $  1     $  5     $   323     76.7%
Common stock.................................        97       4        3          98     23.3
                                                -------    ----     ----     -------    -----
  Total equity securities....................   $   424    $  5     $  8     $   421    100.0%
                                                =======    ====     ====     =======    =====


                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The Company held foreign currency derivatives with notional amounts of $472 million and $275 million to hedge the exchange rate risk associated with foreign denominated fixed maturity securities at December 31, 2006 and 2005, respectively.

     Excluding investments in U.S. Treasury securities and obligations of U.S. government corporations and agencies, the Company is not exposed to any significant concentration of credit risk in its fixed maturity securities portfolio.

     The Company held fixed maturity securities at estimated fair values that were below investment grade or not rated by an independent rating agency that totaled $3.2 billion and $3.3 billion at December 31, 2006 and 2005, respectively. These securities had a net unrealized gain (loss) of $51 million and ($33) million at December 31, 2006 and 2005, respectively. Non-income producing fixed maturity securities were $6 million and $3 million at December 31, 2006 and 2005, respectively. Unrealized gains (losses) associated with non-income producing fixed maturity securities were $1 million and ($5) million at December 31, 2006 and 2005, respectively.

     The cost or amortized cost and estimated fair value of fixed maturity securities, by contractual maturity date (excluding scheduled sinking funds), are shown below:

                                                                  DECEMBER 31,
                                                -----------------------------------------------
                                                         2006                     2005
                                                ----------------------   ----------------------
                                                 COST OR                  COST OR
                                                AMORTIZED    ESTIMATED   AMORTIZED    ESTIMATED
                                                   COST     FAIR VALUE      COST     FAIR VALUE
                                                ---------   ----------   ---------   ----------
                                                                 (IN MILLIONS)
Due in one year or less.......................   $ 1,620      $ 1,616     $ 1,411      $ 1,405
Due after one year through five years.........     9,843        9,733      10,594       10,490
Due after five years through ten years........     7,331        7,226       9,556        9,382
Due after ten years...........................    11,150       10,871      10,216       10,048
                                                 -------      -------     -------      -------
  Subtotal....................................    29,944       29,446      31,777       31,325
Mortgage-backed and asset-backed securities...    18,462       18,400      21,454       21,264
                                                 -------      -------     -------      -------
  Total fixed maturity securities.............   $48,406      $47,846     $53,231      $52,589
                                                 =======      =======     =======      =======



     Fixed maturity securities not due at a single maturity date have been included in the above table in the year of final contractual maturity. Actual maturities may differ from contractual maturities due to the exercise of prepayment options.

     Sales or disposals of fixed maturity and equity securities classified as available-for-sale are as follows:

                                                           YEARS ENDED DECEMBER 31,
                                                  -----------------------------------------
                                                      2006            2005           2004
                                                  ------------   --------------   ---------
                                                                (IN MILLIONS)
Proceeds........................................  $     23,901   $       22,241   $     473
Gross investment gains..........................       $    73          $    48        $  6
Gross investment losses.........................       $  (519)         $  (347)       $(10)

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  UNREALIZED LOSS FOR FIXED MATURITY AND EQUITY SECURITIES AVAILABLE-FOR-SALE

     The following tables present the estimated fair values and gross unrealized loss of the Company's fixed maturity securities (aggregated by sector) and equity securities in an unrealized loss position, aggregated by length of time that the securities have been in a continuous unrealized loss position at:

                                                                 DECEMBER 31, 2006
                                      ----------------------------------------------------------------------
                                                                EQUAL TO OR GREATER
                                        LESS THAN 12 MONTHS       THAN 12 MONTHS               TOTAL
                                      ----------------------  ----------------------  ----------------------
                                                     GROSS                   GROSS                   GROSS
                                       ESTIMATED  UNREALIZED   ESTIMATED  UNREALIZED   ESTIMATED  UNREALIZED
                                      FAIR VALUE     LOSS     FAIR VALUE     LOSS     FAIR VALUE     LOSS
                                      ----------  ----------  ----------  ----------  ----------  ----------
                                                    (IN MILLIONS, EXCEPT NUMBER OF SECURITIES)
U.S. corporate securities...........    $ 4,895      $104       $ 7,543      $320       $12,438      $424
Residential mortgage-backed
  securities........................      4,113        20         3,381        58         7,494        78
Foreign corporate securities........      1,381        29         2,547        99         3,928       128
U.S. Treasury/agency securities.....      2,995        48         1,005        78         4,000       126
Commercial mortgage-backed
  securities........................        852         6         1,394        41         2,246        47
Asset-backed securities.............        965         3           327         7         1,292        10
State and political subdivision
  securities........................         29         2           414        36           443        38
Foreign government securities.......         51         1            92         4           143         5
                                        -------      ----       -------      ----       -------      ----
Total fixed maturity securities.....    $15,281      $213       $16,703      $643       $31,984      $856
                                        =======      ====       =======      ====       =======      ====
Equity securities...................    $   149      $  3       $   188      $  7       $   337      $ 10
                                        =======      ====       =======      ====       =======      ====
Total number of securities in an
  unrealized loss position..........      1,955                   2,318                   4,273
                                        =======                 =======                 =======





                                                                 DECEMBER 31, 2005
                                      ----------------------------------------------------------------------
                                                                EQUAL TO OR GREATER
                                        LESS THAN 12 MONTHS       THAN 12 MONTHS               TOTAL
                                      ----------------------  ----------------------  ----------------------
                                                     GROSS                   GROSS                   GROSS
                                       ESTIMATED  UNREALIZED   ESTIMATED  UNREALIZED   ESTIMATED  UNREALIZED
                                      FAIR VALUE     LOSS     FAIR VALUE     LOSS     FAIR VALUE     LOSS
                                      ----------  ----------  ----------  ----------  ----------  ----------
                                                    (IN MILLIONS, EXCEPT NUMBER OF SECURITIES)
U.S. corporate securities...........    $14,412      $413        $ 40         $ 2       $14,452      $415
Residential mortgage-backed
  securities........................      9,142       129          61           2         9,203       131
Foreign corporate securities........      4,409       142          23           1         4,432       143
U.S. Treasury/agency securities.....      4,171        61          --          --         4,171        61
Commercial mortgage-backed
  securities........................      4,040        82           5          --         4,045        82
Asset-backed securities.............      1,890        16          11          --         1,901        16
State and political subdivision
  securities........................        550        25          --          --           550        25
Foreign government securities.......        155         3           2          --           157         3
                                        -------      ----        ----         ---       -------      ----
Total fixed maturity securities.....    $38,769      $871        $142         $ 5       $38,911      $876
                                        =======      ====        ====         ===       =======      ====
Equity securities...................    $   214      $  8        $ --         $--       $   214      $  8
                                        =======      ====        ====         ===       =======      ====
Total number of securities in an
  unrealized loss position..........      5,061                    47                     5,108
                                        =======                  ====                   =======


                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  AGING OF GROSS UNREALIZED LOSS FOR FIXED MATURITY AND EQUITY SECURITIES AVAILABLE-FOR-SALE

     The following tables present the cost or amortized cost, gross unrealized loss and number of securities for fixed maturity securities and equity securities, where the estimated fair value had declined and remained below cost or amortized cost by less than 20%, or 20% or more at:

                                                      DECEMBER 31, 2006
                                     ---------------------------------------------------
                                                            GROSS
                                          COST OR        UNREALIZED        NUMBER OF
                                      AMORTIZED COST       LOSSES          SECURITIES
                                     ----------------  --------------  -----------------
                                       LESS             LESS            LESS
                                       THAN    20% OR   THAN   20% OR   THAN     20% OR
                                        20%     MORE     20%    MORE     20%      MORE
                                     --------  ------  ------  ------  ------  ---------
                                          (IN MILLIONS, EXCEPT NUMBER OF SECURITIES)
Less than six months...............   $12,922    $ 9    $150     $ 4    1,537      15
Six months or greater but less than
  nine months......................       568     --       6      --       78       1
Nine months or greater but less
  than twelve months...............     2,134     14      52       4      323       1
Twelve months or greater...........    17,540     --     650      --    2,318      --
                                      -------    ---    ----     ---    -----      --
  Total............................   $33,164    $23    $858     $ 8    4,256      17
                                      =======    ===    ====     ===    =====      ==





                                                      DECEMBER 31, 2005
                                     ---------------------------------------------------
                                                            GROSS
                                          COST OR        UNREALIZED        NUMBER OF
                                      AMORITIZED COST      LOSSES          SECURITIES
                                     ----------------  --------------  -----------------
                                       LESS             LESS            LESS
                                       THAN    20% OR   THAN   20% OR   THAN     20% OR
                                        20%     MORE     20%    MORE     20%      MORE
                                     --------  ------  ------  ------  ------  ---------
                                          (IN MILLIONS, EXCEPT NUMBER OF SECURITIES)
Less than six months...............   $39,461    $81    $844     $30    4,960      50
Six months or greater but less than
  nine months......................       204     --       2      --       16      --
Nine months or greater but less
  than twelve months...............       116     --       3      --       35      --
Twelve months or greater...........       147     --       5      --       47      --
                                      -------    ---    ----     ---    -----      --
  Total............................   $39,928    $81    $854     $30    5,058      50
                                      =======    ===    ====     ===    =====      ==



     At December 31, 2006, $858 million of unrealized losses related to securities with an unrealized loss position of less than 20% of cost or amortized cost, which represented 3% of the cost or amortized cost of such securities. At December 31, 2005, $854 million of unrealized losses related to securities with an unrealized loss position of less than 20% of cost or amortized cost, which represented 2% of the cost or amortized cost of such securities.

     At December 31, 2006, $8 million of unrealized losses related to securities with an unrealized loss position of 20% or more of cost or amortized cost, which represented 35% of the cost or amortized cost of such securities. Of such unrealized losses of $8 million, $4 million related to securities that were in an unrealized loss position for a period of less than six months. At December 31, 2005, $30 million of unrealized losses related to securities with an unrealized loss position of 20% or more of cost or amortized cost, which represented 37% of the cost or amortized cost of such securities. Of such unrealized losses of $30 million, all related to securities that were in an unrealized loss position for a period of less than six months.

     The Company held two fixed maturity securities and equity securities each with a gross unrealized loss at December 31, 2006 of greater than $10 million. These securities represented 3%, or $25 million in the aggregate, of the gross unrealized loss on fixed maturity and equity securities.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     At December 31, 2006 and 2005, the Company had $866 million and $884 million, respectively, of gross unrealized loss related to its fixed maturity and equity securities. These securities are concentrated, calculated as a percentage of gross unrealized loss, as follows:

                                                                       DECEMBER
                                                                         31,
                                                                     -----------
                                                                     2006   2005
                                                                     ----   ----
SECTOR:
  U.S. corporate securities........................................    49%    47%
  Residential mortgage-backed securities...........................     9     15
  Foreign corporate securities.....................................    15     16
  U.S. Treasury/agency securities..................................    15      7
  Commercial mortgage-backed securities............................     5      9
  Other............................................................     7      6
                                                                      ---    ---
     Total.........................................................   100%   100%
                                                                      ===    ===
INDUSTRY:
  Industrial.......................................................    26%    25%
  Finance..........................................................    18     17
  Government.......................................................    15      7
  Mortgage-backed..................................................    14     24
  Utility..........................................................    10      6
  Other............................................................    17     21
                                                                      ---    ---
     Total.........................................................   100%   100%
                                                                      ===    ===



     As described more fully in Note 1, the Company performs a regular evaluation, on a security-by-security basis, of its investment holdings in accordance with its impairment policy in order to evaluate whether such securities are other-than-temporarily impaired. One of the criteria which the Company considers in its other-than-temporary impairment analysis is its intent and ability to hold securities for a period of time sufficient to allow for the recovery of their value to an amount equal to or greater than cost or amortized cost. The Company's intent and ability to hold securities considers broad portfolio management objectives such as asset/liability duration management, issuer and industry segment exposures, interest rate views and the overall total return focus. In following these portfolio management objectives, changes in facts and circumstances that were present in past reporting periods may trigger a decision to sell securities that were held in prior reporting periods. Decisions to sell are based on current conditions or the Company's need to shift the portfolio to maintain its portfolio management objectives including liquidity needs or duration targets on asset/liability managed portfolios. The Company attempts to anticipate these types of changes and if a sale decision has been made on an impaired security and that security is not expected to recover prior to the expected time of sale, the security will be deemed other-than-temporarily impaired in the period that the sale decision was made and an other-than-temporary impairment loss will be recognized.

     Based upon the Company's current evaluation of the securities in accordance with its impairment policy, the cause of the decline being principally attributable to the general rise in rates during the holding period, and the Company's current intent and ability to hold the fixed maturity and equity securities with unrealized losses for a period of time sufficient for them to recover, the Company has concluded that the aforementioned securities are not other-than-temporarily impaired.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  SECURITIES LENDING

     The Company participates in a securities lending program whereby blocks of securities, which are included in fixed maturity and equity securities, are loaned to third parties, primarily major brokerage firms. The Company requires a minimum of 102% of the fair value of the loaned securities to be separately maintained as collateral for the loans. Securities with a cost or amortized cost of $8.8 billion and $9.4 billion and an estimated fair value of $8.6 billion and $9.3 billion were on loan under the program at December 31, 2006 and 2005, respectively. Securities loaned under such transactions may be sold or repledged by the transferee. The Company was liable for cash collateral under its control of $8.9 billion and $9.6 billion at December 31, 2006 and 2005, respectively. Security collateral of $83 million and $174 million on deposit from customers in connection with the securities lending transactions at December 31, 2006 and 2005, respectively, may not be sold or repledged and is not reflected in the consolidated financial statements.

  ASSETS ON DEPOSIT

     The Company had investment assets on deposit with regulatory agencies with a fair market value of $20 million and $25 million at December 31, 2006 and 2005, respectively, consisting primarily of fixed maturity and equity securities.

  MORTGAGE AND CONSUMER LOANS

     Mortgage and consumer loans are categorized as follows:

                                                                  DECEMBER 31,
                                                      -----------------------------------
                                                            2006               2005
                                                      ----------------   ----------------
                                                      AMOUNT   PERCENT   AMOUNT   PERCENT
                                                      ------   -------   ------   -------
                                                                 (IN MILLIONS)
Commercial mortgage loans...........................  $2,095      58%    $1,173      46%
Agricultural mortgage loans.........................   1,460      41      1,300      51
Consumer loans......................................      46       1         79       3
                                                      ------     ---     ------     ---
  Subtotal..........................................   3,601     100%     2,552     100%
                                                                 ===                ===
Less: Valuation allowances..........................       6                  9
                                                      ------             ------
Mortgage and consumer loans.........................  $3,595             $2,543
                                                      ======             ======



     Mortgage loans are collateralized by properties located in the United States. At December 31, 2006, 27%, 8% and 7% of the value of the Company's mortgage and consumer loans were located in California, Texas and New York, respectively. Generally, the Company, as the lender, only loans up to 75% of the purchase price of the underlying real estate.

     Information regarding loan valuation allowances for mortgage and consumer loans is as follows:

                                                              YEARS ENDED DECEMBER 31,
                                                              ------------------------
                                                              2006      2005      2004
                                                              ----      ----      ----
                                                                    (IN MILLIONS)
Balance at January 1,.......................................   $ 9       $ 1       $ 1
Additions...................................................     3         8        --
Deductions..................................................    (6)       --        --
                                                               ---       ---       ---
Balance at December 31,.....................................   $ 6       $ 9       $ 1
                                                               ===       ===       ===


                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     A portion of the Company's mortgage and consumer loans was impaired and consists of the following:

                                                                      DECEMBER 31,
                                                            -------------------------------
                                                                 2006             2005
                                                            --------------   --------------
                                                                     (IN MILLIONS)
Impaired loans with valuation allowances..................        $--              $ 2
Impaired loans without valuation allowances...............          8               14
                                                                  ---              ---
  Subtotal................................................          8               16
Less: Valuation allowances on impaired loans..............         --                1
                                                                  ---              ---
  Impaired loans..........................................        $ 8              $15
                                                                  ===              ===



     Mortgage and consumer loans with scheduled payments of 90 days or more past due on which interest is still accruing had an amortized cost of $6 million and $13 million at December 31, 2006 and 2005, respectively. There were no mortgage and consumer loans on which interest is no longer accrued at both December 31, 2006 and 2005. There were no mortgage and consumer loans in foreclosure at both December 31, 2006 and 2005.

  REAL ESTATE AND REAL ESTATE JOINT VENTURES

     Real estate and real estate joint ventures consisted of the following:

                                                                      DECEMBER 31,
                                                            -------------------------------
                                                                 2006             2005
                                                            --------------   --------------
                                                                     (IN MILLIONS)
Real estate...............................................       $ 37              $36
Accumulated depreciation..................................         (1)              --
                                                                 ----              ---
Net real estate...........................................         36               36
Real estate joint ventures................................        144               60
                                                                 ----              ---
Real estate and real estate joint ventures................       $180              $96
                                                                 ====              ===



     The components of real estate and real estate joint ventures are as follows:

                                                                       DECEMBER
                                                                         31,
                                                                     -----------
                                                                     2006   2005
                                                                     ----   ----
                                                                         (IN
                                                                      MILLIONS)
Real estate and real estate joint ventures held-for-investment.....  $173    $91
Real estate held-for-sale..........................................     7      5
                                                                     ----    ---
Real estate and real estate joint ventures.........................  $180    $96
                                                                     ====    ===



     Related depreciation expense was insignificant for all periods presented.

     There were no non-income producing real estate and real estate joint ventures at December 31, 2006. The carrying value of non-income producing real estate and real estate joint ventures was $3 million at December 31, 2005.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Real estate and real estate joint ventures were categorized as follows:

                                                                  DECEMBER 31,
                                                      -----------------------------------
                                                            2006               2005
                                                      ----------------   ----------------
                                                      AMOUNT   PERCENT   AMOUNT   PERCENT
                                                      ------   -------   ------   -------
                                                                 (IN MILLIONS)
Office..............................................   $ 46       26%      $53       55%
Apartments..........................................     --       --         1        1
Retail..............................................     12        7        --       --
Real estate investment funds........................     93       52        --       --
Land................................................      1       --         3        3
Agriculture.........................................     28       15        31       32
Industrial..........................................     --       --         8        9
                                                       ----      ---       ---      ---
  Total.............................................   $180      100%      $96      100%
                                                       ====      ===       ===      ===



     The Company's real estate holdings are primarily located in the United States. At December 31, 2006, 72%, 7% and 6% of the Company's real estate holdings were located in New York, Florida and Texas, respectively.

  NET INVESTMENT INCOME

     The components of net investment income are as follows:

                                                              YEARS ENDED DECEMBER
                                                                       31,
                                                             ----------------------
                                                              2006     2005    2004
                                                             ------   ------   ----
                                                                  (IN MILLIONS)
Fixed maturity securities..................................  $2,719   $1,377   $176
Equity securities..........................................      17        6     --
Mortgage and consumer loans................................     182      113     34
Policy loans...............................................      52       26      2
Real estate and real estate joint ventures.................      29        2     --
Other limited partnership interests........................     238       33     --
Cash, cash equivalents and short-term investments..........     137       71      6
Other......................................................       8       --     --
                                                             ------   ------   ----
  Total investment income..................................   3,382    1,628    218
Less: Investment expenses..................................     543      190     11
                                                             ------   ------   ----
  Net investment income....................................  $2,839   $1,438   $207
                                                             ======   ======   ====



     For the years ended December 31, 2006, 2005 and 2004, affiliated investment income of $29 million, $10 million and $4 million, respectively, related to short-term investments, is included in the table above.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  NET INVESTMENT GAINS (LOSSES)

     The components of net investment gains (losses) are as follows:

                                                              YEARS ENDED DECEMBER
                                                                       31,
                                                              --------------------
                                                               2006    2005   2004
                                                              -----   -----   ----
                                                                  (IN MILLIONS)
Fixed maturity securities...................................  $(497)  $(300)   $(5)
Equity securities...........................................     10       1     --
Mortgage and consumer loans.................................      7      (9)    --
Real estate and real estate joint ventures..................     64       7     --
Other limited partnership interests.........................     (1)     (1)    --
Sales of businesses.........................................     --       2     --
Derivatives.................................................    177      (2)    (4)
Other.......................................................   (281)    104     --
                                                              -----   -----    ---
  Net investment gains (losses).............................  $(521)  $(198)   $(9)
                                                              =====   =====    ===



     For the years ended December 31, 2006, 2005 and 2004, affiliated investment gains (losses) of ($87) million, ($25) million and ($4) million, respectively, are included in the table above.

     The Company periodically disposes of fixed maturity and equity securities at a loss. Generally, such losses are insignificant in amount or in relation to the cost basis of the investment, are attributable to declines in fair value occurring in the period of the disposition or are as a result of management's decision to sell securities based on current conditions or the Company's need to shift the portfolio to maintain its portfolio management objectives.

     Losses from fixed maturity and equity securities deemed other-than-temporarily impaired, included within net investment gains (losses), were $41 million, $0 and $1 million for the years ended December 31, 2006, 2005 and 2004, respectively.

  NET UNREALIZED INVESTMENT GAINS (LOSSES)

     The components of net unrealized investment gains (losses), included in accumulated other comprehensive income (loss), are as follows:

                                                              YEARS ENDED DECEMBER
                                                                       31,
                                                              --------------------
                                                               2006    2005   2004
                                                              -----   -----   ----
                                                                  (IN MILLIONS)
Fixed maturity securities...................................  $(566)  $(639)  $ 97
Equity securities...........................................     17      (4)    --
Derivatives.................................................     (9)     (2)    (4)
Other.......................................................      7     (19)    --
                                                              -----   -----   ----
  Subtotal..................................................   (551)   (664)    93
                                                              -----   -----   ----
Amounts allocated from:
  Future policy benefit loss recognition....................     --     (78)    --
  DAC and VOBA..............................................     66     102    (47)
                                                              -----   -----   ----
  Subtotal..................................................     66      24    (47)
Deferred income tax.........................................    171     224    (16)
                                                              -----   -----   ----
  Subtotal..................................................    237     248    (63)
                                                              -----   -----   ----
     Net unrealized investment gains (losses)...............  $(314)  $(416)  $ 30
                                                              =====   =====   ====


                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The changes in net unrealized investment gains (losses) are as follows:

                                                              YEARS ENDED DECEMBER
                                                                       31,
                                                              --------------------
                                                               2006    2005   2004
                                                              -----   -----   ----
                                                                  (IN MILLIONS)
Balance, January 1,.........................................  $(416)  $  30   $ 32
Unrealized investment gains (losses) during the year........    113    (756)   (14)
Unrealized investment gains (losses) relating to:
  Future policy benefit gain (loss) recognition.............     78     (78)    --
  DAC and VOBA..............................................    (36)    148     10
  Deferred income tax.......................................    (53)    240      2
                                                              -----   -----   ----
Balance, December 31,.......................................  $(314)  $(416)  $ 30
                                                              =====   =====   ====
Net change in unrealized investment gains (losses)..........  $ 102   $(446)  $ (2)
                                                              =====   =====   ====



  TRADING SECURITIES

     MetLife Connecticut was the majority owner of Tribeca on the Acquisition Date. Tribeca was a feeder fund investment structure whereby the feeder fund invests substantially all of its assets in the master fund, Tribeca Global Convertible Instruments, Ltd. The primary investment objective of the master fund is to achieve enhanced risk-adjusted return by investing in domestic and foreign equities and equity-related securities utilizing such strategies as convertible securities arbitrage. At December 31, 2005, the Company was the majority owner of Tribeca and consolidated the fund within its consolidated financial statements. At December 31, 2005, the Company held $452 million of trading securities and $190 million of the short sale agreements associated with the trading securities portfolio, which are included within other liabilities. Net investment income related to the trading activities of Tribeca, which included interest and dividends earned and net realized and unrealized gains (losses), was $12 million and $6 million for the years ended December 31, 2006 and 2005, respectively.

     During the second quarter of 2006, the Company's ownership interests in Tribeca declined to a position whereby Tribeca is no longer consolidated and, as of June 30, 2006, is accounted for under the equity method of accounting. The equity method investment at December 31, 2006 of $82 million was included in other limited partnership interests. Net investment income related to the Company's equity method investment in Tribeca was $9 million for the six months ended December 31, 2006.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  VARIABLE INTEREST ENTITIES

     The following table presents the total assets of and maximum exposure to loss relating to VIEs for which the Company has concluded that it holds significant variable interests but it is not the primary beneficiary and which have not been consolidated:

                                                                   DECEMBER 31, 2006
                                                               ------------------------
                                                                              MAXIMUM
                                                                  TOTAL     EXPOSURE TO
                                                               ASSETS (1)     LOSS (2)
                                                               ----------   -----------
                                                                     (IN MILLIONS)
Asset-backed securitizations.................................    $   866        $ 39
Real estate joint ventures(3)................................        944          63
Other limited partnership interests(4).......................      2,629         193
Other investments(5).........................................     14,839         485
                                                                 -------        ----
  Total......................................................    $19,278        $780
                                                                 =======        ====



--------

   (1) The assets of the asset-backed securitizations are reflected at fair value at December 31, 2006. The assets of the real estate joint ventures, other limited partnership interests and other investments are reflected at the carrying amounts at which such assets would have been reflected on the Company's balance sheet had the Company consolidated the VIE from the date of its initial investment in the entity.

   (2) The maximum exposure to loss of the asset-backed securitizations is equal to the carrying amounts of participation. The maximum exposure to loss relating to real estate joint ventures, other limited partnership interests and other investments is equal to the carrying amounts plus any unfunded commitments, reduced by amounts guaranteed by other partners.

   (3) Real estate joint ventures include partnerships and other ventures which engage in the acquisition, development, management and disposal of real estate investments.

   (4) Other limited partnership interests include partnerships established for the purpose of investing in public and private debt and equity securities, as well as limited partnerships.

   (5) Other investments include securities that are not asset-backed securitizations.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

5.  DERIVATIVE FINANCIAL INSTRUMENTS

  TYPES OF DERIVATIVE FINANCIAL INSTRUMENTS

     The following table presents the notional amounts and current market or fair value of derivative financial instruments held at:

                             DECEMBER 31, 2006                    DECEMBER 31, 2005
                     ---------------------------------    ---------------------------------
                                     CURRENT MARKET                       CURRENT MARKET
                                     OR FAIR VALUE                        OR FAIR VALUE
                     NOTIONAL    ---------------------    NOTIONAL    ---------------------
                      AMOUNT     ASSETS    LIABILITIES     AMOUNT     ASSETS    LIABILITIES
                     --------    ------    -----------    --------    ------    -----------
                                                  (IN MILLIONS)
Interest rate
  swaps...........    $ 8,841    $  431        $ 70        $ 6,623    $  356        $ 52
Interest rate
  floors..........      9,021        71          --          2,000        26          --
Interest rate
  caps............      6,715         6          --          3,020        18          --
Financial
  futures.........        602         6           1            228         2           2
Foreign currency
  swaps...........      2,723       580          66          3,110       429          76
Foreign currency
  forwards........        124         1          --            488        18           2
Options...........         --        80           7             --       165           3
Financial
  forwards........        900        --          15             --        --           2
Credit default
  swaps...........      1,231         1           5            987         2           2
                      -------    ------        ----        -------    ------        ----
  Total...........    $30,157    $1,176        $164        $16,456    $1,016        $139
                      =======    ======        ====        =======    ======        ====



     The above table does not include notional values for equity futures, equity financial forwards and equity options. At December 31, 2006 and 2005, the Company owned 290 and 587 equity futures contracts, respectively. Market values of equity futures are included in financial futures in the preceding table. At December 31, 2006 and 2005, the Company owned 85,500 and 75,500 equity financial forwards, respectively. Market values of equity financial forwards are included in financial forwards in the preceding table. At December 31, 2006 and 2005, the Company owned 1,022,900 and 1,420,650 equity options, respectively. Market values of equity options are included in options in the preceding table.

     The following table presents the notional amounts of derivative financial instruments by maturity at December 31, 2006:

                                                          REMAINING LIFE
                    -----------------------------------------------------------------------------------------
                                          AFTER ONE YEAR       AFTER FIVE YEARS
                    ONE YEAR OR LESS    THROUGH FIVE YEARS    THROUGH TEN YEARS    AFTER TEN YEARS     TOTAL
                    ----------------    ------------------    -----------------    ---------------    -------
                                                          (IN MILLIONS)
Interest rate
  swaps...........       $  980               $ 5,570              $ 1,699              $  592        $ 8,841
Interest rate
  floors..........           --                   551                8,470                  --          9,021
Interest rate
  caps............           --                 6,715                   --                  --          6,715
Financial
  futures.........          602                    --                   --                  --            602
Foreign currency
  swaps...........           67                 1,588                  996                  72          2,723
Foreign currency
  forwards........          124                    --                   --                  --            124
Financial
  forwards........           --                    --                   --                 900            900
Credit default
  swaps...........           30                 1,186                   15                  --          1,231
                         ------               -------              -------              ------        -------
  Total...........       $1,803               $15,610              $11,180              $1,564        $30,157
                         ======               =======              =======              ======        =======


                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Interest rate swaps are used by the Company primarily to reduce market risks from changes in interest rates and to alter interest rate exposure arising from mismatches between assets and liabilities (duration mismatches). In an interest rate swap, the Company agrees with another party to exchange, at specified intervals, the difference between fixed rate and floating rate interest amounts as calculated by reference to an agreed notional principal amount. These transactions are entered into pursuant to master agreements that provide for a single net payment to be made by the counterparty at each due date.

     The Company also enters into basis swaps to better match the cash flows from assets and related liabilities. In a basis swap, both legs of the swap are floating with each based on a different index. Generally, no cash is exchanged at the outset of the contract and no principal payments are made by either party. A single net payment is usually made by one counterparty at each due date. Basis swaps are included in interest rate swaps in the preceding table.

     Interest rate caps and floors are used by the Company primarily to protect its floating rate liabilities against rises in interest rates above a specified level, and against interest rate exposure arising from mismatches between assets and liabilities (duration mismatches), as well as to protect its minimum rate guarantee liabilities against declines in interest rates below a specified level, respectively.

     In exchange-traded interest rate (Treasury and swap) and equity futures transactions, the Company agrees to purchase or sell a specified number of contracts, the value of which is determined by the different classes of interest rate and equity securities, and to post variation margin on a daily basis in an amount equal to the difference in the daily market values of those contracts. The Company enters into exchange-traded futures with regulated futures commission merchants that are members of the exchange.

     Exchange-traded interest rate (Treasury and swap) futures are used primarily to hedge mismatches between the duration of assets in a portfolio and the duration of liabilities supported by those assets, to hedge against changes in value of securities the Company owns or anticipates acquiring, and to hedge against changes in interest rates on anticipated liability issuances by replicating Treasury or swap curve performance. The value of interest rate futures is substantially impacted by changes in interest rates and they can be used to modify or hedge existing interest rate risk.

     Exchange-traded equity futures are used primarily to hedge liabilities embedded in certain variable annuity products offered by the Company.

     Foreign currency derivatives, including foreign currency swaps, foreign currency forwards and currency option contracts, are used by the Company to reduce the risk from fluctuations in foreign currency exchange rates associated with its assets and liabilities denominated in foreign currencies. The Company also uses foreign currency forwards to hedge the foreign currency risk associated with certain of its net investments in foreign operations.

     In a foreign currency swap transaction, the Company agrees with another party to exchange, at specified intervals, the difference between one currency and another at a forward exchange rate calculated by reference to an agreed upon principal amount. The principal amount of each currency is exchanged at the inception and termination of the currency swap by each party.

     In a foreign currency forward transaction, the Company agrees with another party to deliver a specified amount of an identified currency at a specified future date. The price is agreed upon at the time of the contract and payment for such a contract is made in a different currency at the specified future date.

     The Company enters into currency option contracts that give it the right, but not the obligation, to sell the foreign currency amount in exchange for a functional currency amount within a limited time at a contracted price. The contracts may also be net settled in cash, based on differentials in the foreign exchange rate and the strike price. Currency option contracts are included in options in the preceding table.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Equity index options are used by the Company primarily to hedge minimum guarantees embedded in certain variable annuity products offered by the Company. To hedge against adverse changes in equity indices, the Company enters into contracts to sell the equity index within a limited time at a contracted price. The contracts will be net settled in cash based on differentials in the indices at the time of exercise and the strike price. Equity index options are included in options in the preceding table.

     The Company enters into financial forwards to buy and sell securities. The price is agreed upon at the time of the contract and payment for such a contract is made at a specified future date.

     Equity variance swaps are used by the Company primarily to hedge minimum guarantees embedded in certain variable annuity products offered by the Company. In an equity variance swap, the Company agrees with another party to exchange amounts in the future, based on changes in equity volatility over a defined period. Equity variance swaps are included in financial forwards in the preceding table.

     Certain credit default swaps are used by the Company to hedge against credit-related changes in the value of its investments and to diversify its credit risk exposure in certain portfolios. In a credit default swap transaction, the Company agrees with another party, at specified intervals, to pay a premium to insure credit risk. If a credit event, as defined by the contract, occurs, generally the contract will require the swap to be settled gross by the delivery of par quantities of the referenced investment equal to the specified swap notional in exchange for the payment of cash amounts by the counterparty equal to the par value of the investment surrendered.

     Credit default swaps are also used to synthetically create investments that are either more expensive to acquire or otherwise unavailable in the cash markets. These transactions are a combination of a derivative and usually a U.S. Treasury or Agency security.

  HEDGING

     The following table presents the notional amounts and fair value of derivatives by type of hedge designation at:

                                            DECEMBER 31, 2006                 DECEMBER 31, 2005
                                     -------------------------------   -------------------------------
                                                     FAIR VALUE                        FAIR VALUE
                                     NOTIONAL   --------------------   NOTIONAL   --------------------
                                      AMOUNT    ASSETS   LIABILITIES    AMOUNT    ASSETS   LIABILITIES
                                     --------   ------   -----------   --------   ------   -----------
                                                               (IN MILLIONS)
Fair value.........................   $    69   $   --       $  1       $    71   $   --       $ --
Cash flow..........................       455       42         --           442        2          4
Non-qualifying.....................    29,633    1,134        163        15,943    1,014        135
                                      -------   ------       ----       -------   ------       ----
  Total............................   $30,157   $1,176       $164       $16,456   $1,016       $139
                                      =======   ======       ====       =======   ======       ====



     The following table presents the settlement payments recorded in income for the:

                                                                YEARS ENDED DECEMBER
                                                                        31,
                                                              -----------------------
                                                              2006     2005      2004
                                                              ----     ----      ----
                                                                   (IN MILLIONS)
Qualifying hedges:
  Interest credited to policyholder account balances........   $(9)     $(1)      $--
Non-qualifying hedges:
  Net investment gains (losses).............................    73       (8)       --
                                                               ---      ---       ---
  Total.....................................................   $64      $(9)      $--
                                                               ===      ===       ===


                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  FAIR VALUE HEDGES

     The Company designates and accounts for the following as fair value hedges when they have met the requirements of SFAS 133: (i) interest rate swaps to convert fixed rate investments to floating rate investments; (ii) foreign currency swaps to hedge the foreign currency fair value exposure of foreign currency denominated investments and liabilities; and (iii) interest rate futures to hedge against changes in value of fixed rate securities.

     The Company recognized net investment gains (losses) representing the ineffective portion of all fair value hedges as follows:

                                                              YEARS ENDED DECEMBER 31,
                                                              ------------------------
                                                              2006      2005      2004
                                                              ----      ----      ----
                                                                    (IN MILLIONS)
Changes in the fair value of derivatives....................   $(1)      $--       $(1)
Changes in the fair value of the items hedged...............     2        --         1
                                                               ---       ---       ---
Net ineffectiveness of fair value hedging activities........   $ 1       $--       $--
                                                               ===       ===       ===



     All components of each derivative's gain or loss were included in the assessment of hedge ineffectiveness. There were no instances in which the Company discontinued fair value hedge accounting due to a hedged firm commitment no longer qualifying as a fair value hedge.

  CASH FLOW HEDGES

     The Company designates and accounts for the following as cash flow hedges, when they have met the requirements of SFAS 133: (i) interest rate swaps to convert floating rate investments to fixed rate investments; (ii) interest rate swaps to convert floating rate liabilities into fixed rate liabilities; and
(iii) foreign currency swaps to hedge the foreign currency cash flow exposure of foreign currency denominated investments and liabilities.

     For the year ended December 31, 2006, the Company recognized no net investment gains (losses) as the ineffective portion of all cash flow hedges. For the years ended December 31, 2005 and 2004, the Company recognized insignificant net investment gains (losses), which represent the ineffective portion of all cash flow hedges. All components of each derivative's gain or loss were included in the assessment of hedge ineffectiveness. For the years ended December 31, 2006, 2005 and 2004, there were no instances in which the Company discontinued cash flow hedge accounting because the forecasted transactions did not occur on the anticipated date or in the additional time period permitted by SFAS 133. There were no hedged forecasted transactions, other than the receipt or payment of variable interest payments for the years ended December 31, 2006, 2005 and 2004.

     The following table presents the components of other comprehensive income
(loss), before income tax, related to cash flow hedges:

                                                              YEARS ENDED DECEMBER 31,
                                                              ------------------------
                                                              2006      2005      2004
                                                              ----      ----      ----
                                                                    (IN MILLIONS)
Balance at January 1,.......................................   $(2)      $(4)      $(2)
Gains (losses) deferred in other comprehensive income (loss)
  on the effective portion of cash flow hedges..............    (7)        2        (2)
                                                               ---       ---       ---
Balance at December 31,.....................................   $(9)      $(2)      $(4)
                                                               ===       ===       ===



     At December 31, 2006, $19 million of the deferred net gain on derivatives accumulated in other comprehensive income (loss) are expected to be reclassified to earnings during the year ending December 31, 2007.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  NON-QUALIFYING DERIVATIVES AND DERIVATIVES FOR PURPOSES OTHER THAN HEDGING

     The Company enters into the following derivatives that do not qualify for hedge accounting under SFAS 133 or for purposes other than hedging: (i) interest rate swaps, purchased caps and floors, and interest rate futures to economically hedge its exposure to interest rate volatility; (ii) foreign currency forwards, swaps and option contracts to economically hedge its exposure to adverse movements in exchange rates; (iii) credit default swaps to minimize its exposure to adverse movements in credit; (iv) equity futures, equity index options and equity variance swaps to economically hedge liabilities embedded in certain variable annuity products; (v) credit default swaps to synthetically create investments; and (vi) basis swaps to better match the cash flows of assets and related liabilities.

     For the years ended December 31, 2006, 2005 and 2004, the Company recognized as net investment gains (losses), excluding embedded derivatives, changes in fair value of $16 million, ($37) million and ($6) million, respectively, related to derivatives that do not qualify for hedge accounting.

  EMBEDDED DERIVATIVES

     The Company has certain embedded derivatives which are required to be separated from their host contracts and accounted for as derivatives. These host contracts include guaranteed minimum withdrawal contracts and guaranteed minimum accumulation contracts. The fair value of the Company's embedded derivative assets was $40 million and $0 at December 31, 2006 and 2005, respectively. The fair value of the Company's embedded derivative liabilities was $3 million and $40 million at December 31, 2006 and 2005, respectively. The amounts recorded and included in net investment gains (losses) for the years ended December 31, 2006 and 2005 were gains of $80 million and $41 million, respectively. There were no amounts recorded and included in net investment gains (losses) for the year ended December 31, 2004.

  CREDIT RISK

     The Company may be exposed to credit-related losses in the event of nonperformance by counterparties to derivative financial instruments. Generally, the current credit exposure of the Company's derivative contracts is limited to the fair value at the reporting date. The credit exposure of the Company's derivative transactions is represented by the fair value of contracts with a net positive fair value at the reporting date.

     The Company manages its credit risk related to over-the-counter derivatives by entering into transactions with creditworthy counterparties, maintaining collateral arrangements and through the use of master agreements that provide for a single net payment to be made by one counterparty to another at each due date and upon termination. Because exchange traded futures are effected through regulated exchanges, and positions are marked to market on a daily basis, the Company has minimal exposure to credit related losses in the event of nonperformance by counterparties to such derivative instruments.

     The Company enters into various collateral arrangements, which require both the pledging and accepting of collateral in connection with its derivative instruments. As of December 31, 2006 and 2005, the Company was obligated to return cash collateral under its control of $273 million and $145 million, respectively. This unrestricted cash collateral is included in cash and cash equivalents and the obligation to return it is included in payables for collateral under securities loaned and other transactions in the consolidated balance sheets. As of December 31, 2006 and 2005, the Company had also accepted collateral consisting of various securities with a fair market value of $410 million and $427 million, respectively, which are held in separate custodial accounts. The Company is permitted by contract to sell or repledge this collateral, but as of December 31, 2006 and 2005, none of the collateral had been sold or repledged.

     In addition, the Company has exchange traded futures, which require the pledging of collateral. As of December 31, 2006 and 2005, the Company pledged collateral of $25 million and $22 million, respectively, which

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


is included in fixed maturity securities. The counterparties are permitted by contract to sell or repledge this collateral.

6.  DEFERRED POLICY ACQUISITION COSTS AND VALUE OF BUSINESS ACQUIRED

     Information regarding DAC and VOBA is as follows:

                                                              DAC     VOBA     TOTAL
                                                            ------   ------   ------
                                                                  (IN MILLIONS)
Balance at January 1, 2004................................  $  502   $   --   $  502
  Capitalizations.........................................     281       --      281
                                                            ------   ------   ------
     Subtotal.............................................     783       --      783
  Less: Amortization related to:
     Net investment gains (losses)........................      (2)      --       (2)
     Unrealized investment gains (losses).................     (10)      --      (10)
     Other expenses.......................................     117       --      117
                                                            ------   ------   ------
       Total amortization.................................     105       --      105
                                                            ------   ------   ------
Balance at December 31, 2004..............................     678       --      678
Contribution of MetLife Connecticut from MetLife (Note
  2)......................................................      --    3,490    3,490
  Capitalizations.........................................     886       --      886
                                                            ------   ------   ------
     Subtotal.............................................   1,564    3,490    5,054
  Less: Amortization related to:
     Net investment gains (losses)........................      --      (26)     (26)
     Unrealized investment gains (losses).................     (41)    (107)    (148)
     Other expenses.......................................     109      205      314
                                                            ------   ------   ------
       Total amortization.................................      68       72      140
                                                            ------   ------   ------
Balance at December 31, 2005..............................   1,496    3,418    4,914
  Capitalizations.........................................     721       --      721
                                                            ------   ------   ------
     Subtotal.............................................   2,217    3,418    5,635
  Less: Amortization related to:
     Net investment gains (losses)........................     (16)     (68)     (84)
     Unrealized investment gains (losses).................     (10)      46       36
     Other expenses.......................................     252      320      572
                                                            ------   ------   ------
       Total amortization.................................     226      298      524
                                                            ------   ------   ------
Balance at December 31, 2006..............................  $1,991   $3,120   $5,111
                                                            ======   ======   ======



     The estimated future amortization expense allocated to other expenses for the next five years for VOBA is $358 million in 2007, $333 million in 2008, $312 million in 2009, $283 million in 2010 and $253 million in 2011.

     Amortization of VOBA and DAC is related to (i) investment gains and losses and the impact of such gains and losses on the amount of the amortization; (ii) unrealized investment gains and losses to provide information regarding the amount that would have been amortized if such gains and losses had been recognized; and (iii) other expenses to provide amounts related to the gross margins or profits originating from transactions other than investment gains and losses.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

7.  GOODWILL

     Goodwill is the excess of cost over the fair value of net assets acquired. Information regarding goodwill is as follows:

                                                                      DECEMBER
                                                                        31,
                                                                    -----------
                                                                    2006   2005
                                                                    ----   ----
                                                                        (IN
                                                                     MILLIONS)
Balance at January 1,.............................................  $924   $ 68
Contribution of MetLife Connecticut from MetLife (Note 2).........    29    856
                                                                    ----   ----
Balance at December 31,...........................................  $953   $924
                                                                    ====   ====



8.  INSURANCE

  VALUE OF DISTRIBUTION AGREEMENTS AND CUSTOMER RELATIONSHIPS ACQUIRED

     Information regarding VODA and the value of customer relationships acquired ("VOCRA"), which are reported in other assets, is as follows:

                                                                 YEARS ENDED DECEMBER
                                                                          31,
                                                                ----------------------
                                                                2006     2005     2004
                                                                ----     ----     ----
                                                                     (IN MILLIONS)
Balance at January 1,........................................   $ 72      $--      $--
Contribution of MetLife Connecticut from MetLife (Note 2)....     --       73       --
Contribution of VODA from MetLife............................    167       --       --
Amortization.................................................     (2)      (1)      --
                                                                ----      ---      ---
Balance at December 31,......................................   $237      $72      $--
                                                                ====      ===      ===



     The estimated future amortization expense allocated to other expenses for the next five years for VODA and VOCRA is $5 million in 2007, $7 million in 2008, $9 million in 2009, $11 million in 2010 and $11 million in 2011.

     On September 30, 2006, MLI-USA received a capital contribution from MetLife of $162 million in the form of intangible assets related to VODA of $167 million, net of deferred income tax of $5 million, for which MLI-USA receives the benefit. The VODA originated through MetLife's acquisition of Travelers and is reported within other assets in the amount of $166 million at December 31, 2006.

     The value of the other identifiable intangibles as discussed above reflects the estimated fair value of the Citigroup/Travelers distribution agreement acquired at July 1, 2005 and will be amortized in relation to the expected economic benefits of the agreement. The weighted average amortization period of the other intangible assets is 16 years. If actual experience under the distribution agreements differs from expectations, the amortization of these intangibles will be adjusted to reflect actual experience.

     The use of discount rates was necessary to establish the fair value of the other identifiable intangible assets. In selecting the appropriate discount rates, management considered its weighted average cost of capital as well as the weighted average cost of capital required by market participants. A discount rate of 11.5% was used to value these intangible assets.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  SALES INDUCEMENTS

     Information regarding deferred sales inducements, which are reported in other assets, is as follows:

                                                              YEARS ENDED DECEMBER
                                                                       31,
                                                             ----------------------
                                                             2006     2005     2004
                                                             ----     ----     ----
                                                                  (IN MILLIONS)
Balance at January 1,......................................  $218     $143     $ 94
Capitalization.............................................   129       83       65
Amortization...............................................   (17)      (8)     (16)
                                                             ----     ----     ----
Balance at December 31,....................................  $330     $218     $143
                                                             ====     ====     ====



  SEPARATE ACCOUNTS

     Separate account assets and liabilities at December 31, 2006, include pass-through separate accounts totaling $50.1 billion for which the policyholder assumes all investment risk. Separate account assets and liabilities at December 31, 2005, included two categories of account types: pass-through separate accounts totaling $43.6 billion and separate accounts with a minimum return or account value for which the Company contractually guarantees either a minimum return or account value to the policyholder which totaled $943 million. The average interest rates credited on these contracts were 4.5% at December 31, 2005.

     Fees charged to the separate accounts by the Company (including mortality charges, policy administration fees and surrender charges) are reflected in the Company's revenues as universal life and investment-type product policy fees and totaled $800 million, $467 million and $155 million for the years ended December 31, 2006, 2005 and 2004, respectively.

     For the years ended December 31, 2006, 2005 and 2004, there were no investment gains (losses) on transfers of assets from the general account to the separate accounts.

  OBLIGATIONS UNDER GUARANTEED INTEREST CONTRACT PROGRAM

     The Company issues fixed and floating rate obligations under its guaranteed interest contract ("GIC") program which are denominated in either U.S. dollars or foreign currencies. During the year ended December 31, 2006, there were no new issuances in such obligations and there were repayments of $1.1 billion. During the years ended December 31, 2005 and 2004, there were no new issuances or repayments of such obligations. Accordingly, at December 31, 2006 and 2005, GICs outstanding, which are included in PABs, were $4.6 billion and $5.3 billion, respectively. During the years ended December 31, 2006, 2005 and 2004, interest credited on the contracts, which are included in interest credited to PABs, was $163 million, $80 million and $0, respectively.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  LIABILITIES FOR UNPAID CLAIMS AND CLAIM EXPENSES

     Information regarding the liabilities for unpaid claims and claim expenses relating to group accident and non-medical health policies and contracts, which are reported in future policyholder benefits, is as follows:

                                                  YEARS ENDED DECEMBER 31,
                                                 -------------------------
                                                     2006          2005
                                                 -----------   -----------
                                                       (IN MILLIONS)
Balance at January 1,..........................  $       512   $        --
  Less: Reinsurance recoverables...............         (373)           --
                                                 -----------   -----------
Net balance January 1,.........................          139            --
                                                 -----------   -----------
Contribution of MetLife Connecticut by MetLife
  (Note 2).....................................           --           137
Incurred related to:
  Current year.................................           29            19
  Prior years..................................            4            (3)
                                                 -----------   -----------
                                                          33            16
                                                 -----------   -----------
Paid related to:
  Current year.................................           (2)           (1)
  Prior years..................................          (22)          (13)
                                                 -----------   -----------
                                                         (24)          (14)
                                                 -----------   -----------
Net balance at December 31,....................          148           139
  Add: Reinsurance recoverables................          403           373
                                                 -----------   -----------
Balance at December 31,........................  $       551   $       512
                                                 ===========   ===========



     There were no liabilities for unpaid claims and claims expenses for the year ended December 31, 2004.

     Claims and claim adjustment expenses associated with prior periods increased by $4 million for the year ended December 31, 2006, and decreased by $3 million for the year ended December 31, 2005. There were no claims and claim adjustment expenses associated with prior periods for the year ended December 31, 2004. In all periods presented, the change was due to differences between actual benefit periods and expected benefit periods for long-term care and disability contracts.

  GUARANTEES

     The Company issues annuity contracts which may include contractual guarantees to the contractholder for: (i) return of no less than total deposits made to the contract less any partial withdrawals ("return of net deposits"); and (ii) the highest contract value on a specified anniversary date minus any withdrawals following the contract anniversary, or total deposits made to the contract less any partial withdrawals plus a minimum return ("anniversary contract value" or "minimum return").

     The Company also issues universal and variable life contracts where the Company contractually guarantees to the contractholder a secondary guarantee.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Information regarding the types of guarantees relating to annuity contracts and universal and variable life contracts is as follows:

                                                                AT DECEMBER 31,
                                  ---------------------------------------------------------------------------
                                                 2006                                     2005
                                  ----------------------------------       ----------------------------------
                                      IN THE                 AT                IN THE                 AT
                                  EVENT OF DEATH       ANNUITIZATION       EVENT OF DEATH       ANNUITIZATION
                                  --------------       -------------       --------------       -------------
                                                                 (IN MILLIONS)
ANNUITY CONTRACTS(1)
RETURN OF NET DEPOSITS
  Separate account value........     $   8,213                 N/A            $   5,537                 N/A
  Net amount at risk(2).........     $      --(3)              N/A            $      --(3)              N/A
  Average attained age of
     contractholders............      61 years                 N/A             61 years                 N/A
ANNIVERSARY CONTRACT VALUE OR
  MINIMUM RETURN
  Separate account value........     $  44,036           $  13,179            $  40,744           $  10,081
  Net amount at risk(2).........     $   1,422(3)        $      30(4)         $     934(3)        $      38(4)
  Average attained age of
     contractholders............      58 years            60 years             60 years            60 years



                                                                    AT DECEMBER 31,
                                                              ---------------------------
                                                                 2006             2005
                                                              ----------       ----------
                                                               SECONDARY        SECONDARY
                                                              GUARANTEES       GUARANTEES
                                                              ----------       ----------
                                                                     (IN MILLIONS)
UNIVERSAL AND VARIABLE LIFE CONTRACTS(1)
Account value (general and separate account)...........        $   3,262        $   2,849
Net amount at risk(2)..................................        $  48,630(3)     $  44,943(3)
Average attained age of policyholders..................         57 years         56 years


--------

   (1) The Company's annuity and life contracts with guarantees may offer more than one type of guarantee in each contract. Therefore, the amounts listed above may not be mutually exclusive.

   (2) The net amount at risk is based on the direct amount at risk (excluding reinsurance).

   (3) The net amount at risk for guarantees of amounts in the event of death is defined as the current guaranteed minimum death benefit in excess of the current account balance at the balance sheet date.

   (4) The net amount at risk for guarantees of amounts at annuitization is defined as the present value of the minimum guaranteed annuity payments available to the contractholder determined in accordance with the terms of the contract in excess of the current account balance.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Information regarding the liabilities for guarantees (excluding base policy liabilities) relating to annuity and universal and variable life contracts is as follows:

                                                      ANNUITY      UNIVERSAL AND VARIABLE
                                                     CONTRACTS         LIFE CONTRACTS
                                                  --------------   ----------------------
                                                    GUARANTEED            SECONDARY
                                                  DEATH BENEFITS         GUARANTEES         TOTAL
                                                  --------------   ----------------------   -----
                                                                   (IN MILLIONS)
Balance at January 1, 2004......................        $--                  $--             $--
Incurred guaranteed benefits....................         --                   --              --
Paid guaranteed benefits........................         --                   --              --
                                                        ---                  ---             ---
Balance at December 31, 2004....................         --                   --              --
Incurred guaranteed benefits....................          3                    9              12
Paid guaranteed benefits........................         --                   --              --
                                                        ---                  ---             ---
Balance at December 31, 2005....................          3                    9              12
Incurred guaranteed benefits....................         --                   22              22
Paid guaranteed benefits........................         (3)                  --              (3)
                                                        ---                  ---             ---
Balance at December 31, 2006....................        $--                  $31             $31
                                                        ===                  ===             ===




     MLI-USA had guaranteed death and annuitization benefit liabilities on its annuity contracts of $38 million and $28 million at December 31, 2006 and 2005, respectively. MLI-USA reinsures 100% of this liability with an affiliate and has a corresponding recoverable from affiliated reinsurers related to such guarantee liabilities.

     Account balances of contracts with insurance guarantees are invested in separate account asset classes as follows:

                                                                   DECEMBER 31,
                                                                -----------------
                                                                  2006      2005
                                                                -------   -------
                                                                  (IN MILLIONS)
Mutual Fund Groupings
  Equity......................................................  $37,992   $30,480
  Bond........................................................    2,831     2,952
  Balanced....................................................    2,790     3,273
  Money Market................................................      949       791
  Specialty...................................................      460       684
                                                                -------   -------
     Total....................................................  $45,022   $38,180
                                                                =======   =======



9.  REINSURANCE

     The Company's life insurance operations participate in reinsurance activities in order to limit losses, minimize exposure to large risks, and provide additional capacity for future growth. The Company has historically reinsured the mortality risk on new individual life insurance policies primarily on an excess of retention basis or a quota share basis. The Company has reinsured up to 90% of the mortality risk for all new individual life insurance policies. This practice was initiated by the Company for different products starting at various points in time between 1997 and 2004. On a case by case basis, the Company may retain up to $5 million per life on single life individual policies and reinsure 100% of amounts in excess of the Company's retention limits. The Company evaluates its reinsurance programs routinely and may increase or decrease its retention at any time. Placement of reinsurance is done primarily on an automatic basis and also on a facultative basis for risks with specific characteristics.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     In addition to reinsuring mortality risk, as described above, the Company reinsures other mortality and non-mortality risks, and specific coverages. The Company routinely reinsures certain classes of risks in order to limit its exposure to particular travel, avocation and lifestyle hazards. The Company has exposure to catastrophes, which could contribute to significant fluctuations in the Company's results of operations. The Company uses excess of retention and quota share reinsurance arrangements to provide greater diversification of risk and minimize exposure to larger risks.

     The Company reinsures its business through a diversified group of reinsurers. No single unaffiliated reinsurer has a material obligation to the Company nor is the Company's business substantially dependent upon any reinsurance contracts. The Company is contingently liable with respect to ceded reinsurance should any reinsurer be unable to meet its obligations under these agreements.

     MICC's workers' compensation business is reinsured through a 100% quota-share agreement with The Travelers Indemnity Company, an insurance subsidiary of The Travelers Companies, Inc.

     Effective July 1, 2000, MetLife Connecticut reinsured 90% of its individual long-term care insurance business with Genworth Life Insurance Company ("GLIC," formerly known as General Electric Capital Assurance Company), and its subsidiary, in the form of indemnity reinsurance agreements. In accordance with the terms of the reinsurance agreement, GLIC will effect assumption and novation of the reinsured contracts, to the extent permitted by law, no later than July 1, 2008. Effective June 30, 2005, MetLife Connecticut entered into an agreement with CIHC to effectively transfer the remaining results from the long-term care block of business from MetLife Connecticut to CIHC. Under the terms of this agreement, any gains remaining are payable to CIHC and any losses remaining are reimbursable from CIHC. MetLife Connecticut does, however, retain limited investment exposure related to the reinsured contracts. Citigroup unconditionally guarantees the performance of its subsidiary, CIHC.

     The Company reinsures the new production of fixed annuities and the riders containing benefit guarantees related to variable annuities to affiliated and non-affiliated reinsurers. The Company reinsures its risk associated with the secondary death benefit guarantee rider on certain universal life contracts to an affiliate. See Note 19.

     The amounts in the consolidated statements of income are presented net of reinsurance ceded. Information regarding the effect of reinsurance is as follows:

                                                         YEARS ENDED DECEMBER
                                                                  31,
                                                         --------------------
                                                          2006    2005   2004
                                                         -----   -----   ----
                                                             (IN MILLIONS)
Direct premiums........................................  $ 599   $ 413    $13
Reinsurance assumed....................................     21      38     --
Reinsurance ceded......................................   (312)   (170)    (4)
                                                         -----   -----    ---
Net premiums...........................................  $ 308   $ 281    $ 9
                                                         =====   =====    ===
Reinsurance recoverables netted against policyholder
  benefits and claims..................................  $ 635   $ 560    $(1)
                                                         =====   =====    ===



     Reinsurance recoverables, included in premiums and other receivables, were $4.6 billion and $4.3 billion at December 31, 2006 and 2005, respectively, including $3.0 billion and $2.8 billion at December 31, 2006 and 2005, respectively, relating to reinsurance on the runoff of long-term care business and $1.3 billion and $1.4 billion at December 31, 2006 and 2005, respectively, relating to reinsurance on the runoff of workers compensation business. Reinsurance and ceded commissions payables, included in other liabilities were $99 million and $64 million at December 31, 2006 and 2005, respectively.

     For the year ended December 31, 2006, both reinsurance ceded and assumed include affiliated transactions of $21 million. For the year ended December 31, 2005, reinsurance ceded and assumed include affiliated transactions

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


of $12 million and $38 million, respectively. For the year ended December 31, 2004, both reinsurance ceded and assumed include affiliated transactions of $1 million.

10.  LONG-TERM DEBT -- AFFILIATED

     Long-term debt outstanding is as follows:

                                                                      DECEMBER
                                                                        31,
                                                                    -----------
                                                                    2006   2005
                                                                    ----   ----
                                                                        (IN
                                                                     MILLIONS)
Surplus notes, interest rate 7.349%, due 2035.....................  $400   $400
Surplus notes, interest rate 5%, due upon request.................    25     25
Surplus notes, interest rate LIBOR plus 0.75%, due upon request...    10     10
                                                                    ----   ----
  Total long-term debt -- affiliated..............................  $435   $435
                                                                    ====   ====



     Payments of interest and principal on these surplus notes, which are subordinate to all other debt, may be made only with the prior approval of the Delaware Insurance Commissioner.

     MetLife is the holder of a surplus note issued by MLI-USA in the amount of $400 million at December 31, 2006 and 2005.

     MLIG is the holder of two surplus notes issued by MLI-USA in the amounts of $25 million and $10 million at both December 31, 2006 and 2005. These surplus notes may be redeemed, in whole or in part, at the election of the Company at any time, subject to the prior approval of the Delaware Insurance Commissioner.

     The aggregate maturities of long-term debt as of December 31, 2006 are $400 million in 2035, and $35 million payable upon request and regulatory approval.

     Interest expense related to the Company's indebtedness, included in other expenses, was $31 million, $25 million and $2 million for the years ended December 31, 2006, 2005 and 2004, respectively.

11.  INCOME TAX

     The provision for income tax from continuing operations is as follows:

                                                             YEARS ENDED
                                                            DECEMBER 31,
                                                         ------------------
                                                         2006   2005   2004
                                                         ----   ----   ----
                                                            (IN MILLIONS)
Current:
  Federal..............................................  $ 18   $ (3)  $(91)
  State................................................    --     (2)     4
                                                         ----   ----   ----
     Subtotal..........................................    18     (5)   (87)
                                                         ----   ----   ----
Deferred:
  Federal..............................................   212    162    100
  State................................................    (2)    (1)     4
                                                         ----   ----   ----
     Subtotal..........................................   210    161    104
                                                         ----   ----   ----
Provision for income tax...............................  $228   $156   $ 17
                                                         ====   ====   ====


                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The reconciliation of the income tax provision at the U.S. statutory rate to the provision for income tax as reported for continuing operations is as follows:

                                                             YEARS ENDED
                                                            DECEMBER 31,
                                                         ------------------
                                                         2006   2005   2004
                                                         ----   ----   ----
                                                            (IN MILLIONS)
Tax provision at U.S. statutory rate...................  $288   $191    $15
Tax effect of:
  Tax-exempt investment income.........................   (62)   (27)    (3)
  Prior year tax.......................................    (9)    (9)    (1)
  Foreign operations, net of foreign income tax........    12     --     --
  State tax, net of federal benefit....................    --      2      6
  Other, net...........................................    (1)    (1)    --
                                                         ----   ----   ----
Provision for income tax...............................  $228   $156   $ 17
                                                         ====   ====   ====



     Deferred income tax represents the tax effect of the differences between the book and tax basis of assets and liabilities. Net deferred income tax assets and liabilities consisted of the following:

                                                                    DECEMBER 31,
                                                                 -----------------
                                                                   2006      2005
                                                                 -------   -------
                                                                   (IN MILLIONS)
Deferred income tax assets:
  Benefit, reinsurance and other reserves......................  $ 2,238   $ 2,346
  Net unrealized investment losses.............................      171       224
  Capital loss carryforwards...................................      155        92
  Investments..................................................       63        --
  Operating lease reserves.....................................       13        13
  Net operating loss carryforwards.............................       10        --
  Employee benefits............................................        3         3
  Litigation-related...........................................        1        --
  Other........................................................       20        25
                                                                 -------   -------
                                                                   2,674     2,703
  Less: Valuation allowance....................................        4        --
                                                                 -------   -------
                                                                   2,670     2,703
                                                                 -------   -------
Deferred income tax liabilities:
  DAC and VOBA.................................................   (1,663)   (1,558)
  Investments..................................................       --       (25)
                                                                 -------   -------
                                                                  (1,663)   (1,583)
                                                                 -------   -------
Net deferred income tax asset..................................  $ 1,007   $ 1,120
                                                                 =======   =======



     At December 31, 2006, the Company has a net deferred income tax asset. If the Company determines that any of its deferred income tax assets will not result in future tax benefits, a valuation allowance must be established for the portion of these assets that are not expected to be realized. Based predominantly upon a review of the Company's anticipated future taxable income, but also including all other available evidence, both positive and negative, the

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

Company's management concluded that it is "more likely than not" that the net deferred income tax assets will be realized.

     Domestic net operating loss carryforwards amount to $15 million at December 31, 2006 and will expire beginning in 2025. Foreign net operating loss carryforwards amount to $35 million at December 31, 2006 with an expiration period of infinity. Capital loss carryforwards amount to $443 million at December 31, 2006 and will expire beginning in 2010.

     The Company has recorded a valuation allowance related to tax benefits of certain foreign net operating loss carryforwards. The valuation allowance reflects management's assessment, based on available information, that it is more likely than not that the deferred income tax asset for certain foreign net operating loss carryforwards will not be realized. The tax benefit will be recognized when management believes that it is more likely than not that these deferred income tax assets are realizable. In 2006, the Company recorded a $4 million deferred income tax valuation allowance related to certain foreign net operating loss carryforwards.

     The Company will file a consolidated tax return with its includable life insurance subsidiaries. Non-includable subsidiaries file either a separate individual corporate tax return or a separate consolidated tax return. Under the Tax Allocation Agreement, the federal income tax will be allocated between the companies on a separate return basis and adjusted for credits and other amounts required by the Tax Allocation Agreement.

12.  CONTINGENCIES, COMMITMENTS AND GUARANTEES

CONTINGENCIES

  LITIGATION

     The Company is a defendant in a number of litigation matters. In some of the matters, large and/or indeterminate amounts, including punitive and treble damages, are sought. Modern pleading practice in the United States permits considerable variation in the assertion of monetary damages or other relief. Jurisdictions may permit claimants not to specify the monetary damages sought or may permit claimants to state only that the amount sought is sufficient to invoke the jurisdiction of the trial court. In addition, jurisdictions may permit plaintiffs to allege monetary damages in amounts well exceeding reasonably possible verdicts in the jurisdiction for similar matters. This variability in pleadings, together with the actual experience of the Company in litigating or resolving through settlement numerous claims over an extended period of time, demonstrate to management that the monetary relief which may be specified in a lawsuit or claim bears little relevance to its merits or disposition value. Thus, unless stated below, the specific monetary relief sought is not noted.

     Due to the vagaries of litigation, the outcome of a litigation matter and the amount or range of potential loss at particular points in time may normally be inherently impossible to ascertain with any degree of certainty. Inherent uncertainties can include how fact finders will view individually and in their totality documentary evidence, the credibility and effectiveness of witnesses' testimony, and how trial and appellate courts will apply the law in the context of the pleadings or evidence presented, whether by motion practice, or at trial or on appeal. Disposition valuations are also subject to the uncertainty of how opposing parties and their counsel will themselves view the relevant evidence and applicable law.

     On a quarterly and yearly basis, the Company reviews relevant information with respect to liabilities for litigation and contingencies to be reflected in the Company's consolidated financial statements. The review includes senior legal and financial personnel. Unless stated below, estimates of possible additional losses or ranges of loss for particular matters cannot in the ordinary course be made with a reasonable degree of certainty. Liabilities are established when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. Liabilities have been established for a number of the matters noted below. It is possible that some of the

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


matters could require the Company to pay damages or make other expenditures or establish accruals in amounts that could not be estimated as of December 31, 2006.

     Macomber, et al. v. Travelers Property Casualty Corp., et al. (Conn. Super. Ct., Hartford, filed April 7, 1999). An amended putative class action complaint was filed against MLAC, Travelers Equity Sales, Inc. and certain former affiliates. The amended complaint alleges Travelers Property Casualty Corporation, a former MLAC affiliate, purchased structured settlement annuities from MLAC and spent less on the purchase of those structured settlement annuities than agreed with claimants, and that commissions paid to brokers for the structured settlement annuities, including an affiliate of MLAC, were paid in part to Travelers Property Casualty Corporation. On May 26, 2004, the Connecticut Superior Court certified a nationwide class action involving the following claims against MLAC: violation of the Connecticut Unfair Trade Practice Statute, unjust enrichment, and civil conspiracy. On June 15, 2004, the defendants appealed the class certification order. In March 2006, the Connecticut Supreme Court reversed the trial court's certification of a class. Plaintiff may seek to file another motion for class certification. Defendants have moved for summary judgment.

     A former registered representative of Tower Square Securities, Inc. ("Tower Square"), a broker-dealer subsidiary of MICC, is alleged to have defrauded individuals by diverting funds for his personal use. In June 2005, the SEC issued a formal order of investigation with respect to Tower Square and served Tower Square with a subpoena. The Securities and Business Investments Division of the Connecticut Department of Banking and NASD are also reviewing this matter. On April 18, 2006, the Connecticut Department of Banking issued a notice to Tower Square asking it to demonstrate its prior compliance with applicable Connecticut securities laws and regulations. In the context of the above, a number of NASD arbitration matters and litigation matters were commenced in 2005 and 2006 against Tower Square. It is reasonably possible that other actions will be brought regarding this matter. Tower Square intends to fully cooperate with the SEC, NASD and the Connecticut Department of Banking, as appropriate, with respect to the matters described above.

     Regulatory bodies have contacted the Company and have requested information relating to various regulatory issues regarding mutual funds and variable insurance products, including the marketing of such products. The Company believes that many of these inquiries are similar to those made to many financial services companies as part of industry-wide investigations by various regulatory agencies. The Company is fully cooperating with regard to these information requests and investigations. The Company at the present time is not aware of any systemic problems with respect to such matters that may have a material adverse effect on the Company's consolidated financial position.

     In addition, the Company is a defendant or co-defendant in various other litigation matters in the normal course of business. These may include civil actions, arbitration proceedings and other matters arising in the normal course of business out of activities as an insurance company, a broker and dealer in securities or otherwise. Further, state insurance regulatory authorities and other federal and state authorities may make inquiries and conduct investigations concerning the Company's compliance with applicable insurance and other laws and regulations.

     In the opinion of the Company's management, the ultimate resolution of these legal and regulatory proceedings would not be likely to have a material adverse effect on the Company's consolidated financial position or liquidity, but, if involving monetary liability, may be material to the Company's operating results for any particular period.

  INSOLVENCY ASSESSMENTS

     Most of the jurisdictions in which the Company is admitted to transact business require life insurers doing business within the jurisdiction to participate in guaranty associations, which are organized to pay contractual benefits owed pursuant to insurance policies issued by impaired, insolvent or failed life insurers. These associations levy assessments, up to prescribed limits, on all member insurers in a particular state on the basis of the

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


proportionate share of the premiums written by member insurers in the lines of business in which the impaired, insolvent or failed insurer engaged. Some states permit member insurers to recover assessments paid through full or partial premium tax offsets. Assets and liabilities held for insolvency assessments are as follows:

                                                                       DECEMBER
                                                                         31,
                                                                     -----------
                                                                     2006   2005
                                                                     ----   ----
                                                                         (IN
                                                                      MILLIONS)
Other Assets:
  Premium tax offset for future undiscounted assessments...........   $ 9    $ 9
  Premium tax offsets currently available for paid assessments.....     1      2
                                                                      ---    ---
                                                                      $10    $11
                                                                      ===    ===
Liability:
  Insolvency assessments...........................................   $19    $19
                                                                      ===    ===



     Assessments levied against the Company were less than $1 million for each of the years ended December 31, 2006, 2005 and 2004.

COMMITMENTS

  LEASES

     The Company, as lessee, has entered into lease agreements for office space. Future sublease income is projected to be insignificant. Future minimum rental income and minimum gross rental payments relating to these lease agreements are as follows:

                                                               RENTAL   GROSS RENTAL
                                                               INCOME     PAYMENTS
                                                               ------   ------------
                                                                   (IN MILLIONS)
2007.........................................................    $ 1         $15
2008.........................................................    $ 1         $15
2009.........................................................    $ 1         $ 8
2010.........................................................    $ 1         $ 6
2011.........................................................    $--         $ 6


  COMMITMENTS TO FUND PARTNERSHIP INVESTMENTS

     The Company makes commitments to fund partnership investments in the normal course of business. The amounts of these unfunded commitments were $616 million and $715 million at December 31, 2006 and 2005, respectively. The Company anticipates that these amounts will be invested in partnerships over the next five years.

  MORTGAGE LOAN COMMITMENTS

     The Company commits to lend funds under mortgage loan commitments. The amounts of these mortgage loan commitments were $665 million and $339 million at December 31, 2006 and 2005, respectively.

  COMMITMENTS TO FUND BANK CREDIT FACILITIES

     The Company commits to lend funds under bank credit facilities. The amount of these unfunded commitments was $173 million at December 31, 2006. The Company did not have any unfunded commitments related to bank credit facilities at December 31, 2005.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  OTHER COMMITMENTS

     MICC is a member of the Federal Home Loan Bank of Boston ("FHLB of Boston") and holds $70 million of common stock of the FHLB of Boston, which is included in equity securities on the Company's consolidated balance sheets. MICC has also entered into several funding agreements with the FHLB of Boston whereby MICC has issued such funding agreements in exchange for cash and for which the FHLB of Boston has been granted a blanket lien on certain MICC assets, including residential mortgages, mortgage-backed securities, obligations of or guaranteed by the United States, state and municipal obligations and corporate debt, to collateralize MICC's obligations under the funding agreements. MICC maintains control over these pledged assets, and may use, commingle, encumber or dispose of any portion of the collateral as long as there is no event of default and the remaining qualified collateral is sufficient to satisfy the collateral maintenance level. The funding agreements and the related security agreement represented by this blanket lien provide that upon any event of default by MICC, the FHLB of Boston's recovery is limited to the amount of MICC's liability to the FHLB of Boston. The amount of the Company's liability for funding agreements with the FHLB of Boston was $926 million and $1.1 billion at December 31, 2006 and 2005, respectively, which is included in PABs.

GUARANTEES

     In the normal course of its business, the Company has provided certain indemnities, guarantees and commitments to third parties pursuant to which it may be required to make payments now or in the future. In the context of acquisition, disposition, investment and other transactions, the Company has provided indemnities and guarantees, including those related to tax, environmental and other specific liabilities, and other indemnities and guarantees that are triggered by, among other things, breaches of representations, warranties or covenants provided by the Company. In addition, in the normal course of business, the Company provides indemnifications to counterparties in contracts with triggers similar to the foregoing, as well as for certain other liabilities, such as third party lawsuits. These obligations are often subject to time limitations that vary in duration, including contractual limitations and those that arise by operation of law, such as applicable statutes of limitation. In some cases, the maximum potential obligation under the indemnities and guarantees is subject to a contractual limitation, such as in the case of MetLife International Insurance Company, Ltd. ("MLII," formerly, Citicorp International Life Insurance Company, Ltd.), an affiliate, discussed below, while in other cases such limitations are not specified or applicable. Since certain of these obligations are not subject to limitations, the Company does not believe that it is possible to determine the maximum potential amount that could become due under these guarantees in the future.

     The Company has provided a guarantee on behalf of MLII. This guarantee is triggered if MLII cannot pay claims because of insolvency, liquidation or rehabilitation. The agreement was terminated as of December 31, 2004, but termination does not affect policies previously guaranteed. Life insurance coverage in-force under this guarantee was $444 million and $447 million at December 31, 2006 and 2005, respectively. The Company does not hold any collateral related to this guarantee.

     In addition, the Company indemnifies its directors and officers as provided in its charters and by-laws. Also, the Company indemnifies its agents for liabilities incurred as a result of their representation of the Company's interests. Since these indemnities are generally not subject to limitation with respect to duration or amount, the Company does not believe that it is possible to determine the maximum potential amount that could become due under these indemnities in the future.

     In connection with synthetically created investment transactions, the Company writes credit default swap obligations requiring payment of principal due in exchange for the referenced credit obligation, depending on the nature or occurrence of specified credit events for the referenced entities. In the event of a specified credit event, the Company's maximum amount at risk, assuming the value of the referenced credits becomes worthless, was $54 million at December 31, 2006. The credit default swaps expire at various times during the next two years.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

13.  EMPLOYEE BENEFIT PLANS

     Subsequent to the Acquisition, the Company became a participating affiliate in qualified and non-qualified, noncontributory defined benefit pension and other postretirement plans sponsored by Metropolitan Life. Employees were credited with prior service recognized by Citigroup, solely (with regard to pension purposes) for the purpose of determining eligibility and vesting under the Metropolitan Life Retirement Plan for United States Employees ("Plan"), a noncontributory qualified defined benefit pension plan, with respect to benefits earned under the Plan subsequent to the Acquisition Date. Net periodic expense related to these plans is based on the employee population as of the valuation date at the beginning of the year. Pension expense of $8 million related to the Metropolitan Life plans was allocated to the Company for the year ended December 31, 2006. There were no expenses allocated to the Company for the six months ended December 31, 2005.

14.  EQUITY

  COMMON STOCK

     The Company has 40,000,000 authorized shares of common stock, 34,595,317 shares of which are outstanding as of December 31, 2006. Of such outstanding shares, 30,000,000 shares are owned directly by MetLife and the remaining shares are owned by MLIG. The par value of the common stock presented in the statement of stockholders' equity prior to the Acquisition Date has been adjusted to reflect the par value of MetLife Connecticut's shares issued to MLIG in exchange for MLI-USA's outstanding common stock. See Note 3.

  DIVIDEND RESTRICTIONS

     The table below sets forth the dividends permitted to be paid to MetLife without insurance regulatory approval and actual dividends paid to MetLife:

                                                                                         2007
                                                                                    -------------
                                                  2005              2006
                                                -------   -----------------------
                                                                    PERMITTED W/O   PERMITTED W/O
COMPANY                                         PAID(1)   PAID(1)    APPROVAL (2)    APPROVAL(3)
-------                                         -------   -------   -------------   -------------
                                                                  (IN MILLIONS)
MetLife Insurance Company of Connecticut......    $--       $917(4)      $--             $690



--------

   (1) Includes amounts paid including those requiring regulatory approval.

   (2) Reflects dividend amounts paid during the relevant year without prior regulatory approval.

   (3) Reflects dividend amounts that may be paid during 2007 without prior regulatory approval. If paid before a specified date during 2007, some or all of such dividend amounts may require regulatory approval.

   (4) Includes a return of capital of $259 million.

     Under Connecticut State Insurance Law, MetLife Connecticut is permitted, without prior insurance regulatory clearance, to pay stockholder dividends to its parent as long as the amount of such dividends, when aggregated with all other dividends in the preceding 12 months, does not exceed the greater of (i) 10% of its surplus to policyholders as of the end of the immediately preceding calendar year; or (ii) its statutory net gain from operations for the immediately preceding calendar year. MetLife Connecticut will be permitted to pay a cash dividend in excess of the greater of such two amounts only if it files notice of its declaration of such a dividend and the amount thereof with the Connecticut Commissioner of Insurance ("Connecticut Commissioner") and the Connecticut Commissioner does not disapprove the payment within 30 days after notice. In addition, any dividend that exceeds earned surplus (unassigned funds, reduced by 25% of unrealized appreciation in value or revaluation of assets or unrealized profits on investments) as of the last filed annual statutory statement requires insurance regulatory approval. Under Connecticut State Insurance Law, the Connecticut Commissioner has broad discretion in determining whether the financial condition of a stock life insurance company would support the payment of such dividends to its stockholders. The Connecticut State Insurance Law requires prior approval for any dividends for a period of two years following a change in control. As a result of the

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


Acquisition on July 1, 2005, under Connecticut State Insurance Law, all dividend payments by MetLife Connecticut through June 30, 2007 require prior approval of the Connecticut Commissioner.

  DIVIDEND RESTRICTIONS OF SUBSIDIARIES

     MLAC is regulated under Connecticut State Insurance Law as described above. As a result of the acquisition on July 1, 2005, under Connecticut State Insurance Law all dividend payments by MLAC through June 30, 2007 to the Company require prior approval of the Connecticut Commissioner. MLAC did not pay any dividends in 2006. Since MLAC's statutory unassigned funds surplus is negative, MLAC cannot pay any dividends without prior approval of the Commissioner.

     Under Delaware State Insurance Law, MLI-USA is permitted, without prior insurance regulatory clearance, to pay a stockholder dividend to its parent as long as the amount of the dividend when aggregated with all other dividends in the preceding 12 months does not exceed the greater of (i) 10% of its surplus to policyholders as of the end of the immediately preceding calendar year; or (ii) its statutory net gain from operations for the immediately preceding calendar year (excluding realized capital gains). MLI-USA will be permitted to pay a cash dividend to MetLife Connecticut in excess of the greater of such two amounts only if it files notice of the declaration of such a dividend and the amount thereof with the Delaware Commissioner of Insurance ("Delaware Commissioner") and the Delaware Commissioner does not disapprove the distribution within 30 days of its filing. In addition, any dividend that exceeds earned surplus (defined as unassigned funds) as of the last filed annual statutory statement requires insurance regulatory approval. Under Delaware State Insurance Law, the Delaware Commissioner has broad discretion in determining whether the financial condition of a stock life insurance company would support the payment of such dividends to its stockholders. MLI-USA did not pay dividends for the year ended December 31, 2006. Since MLI-USA's statutory unassigned funds surplus is negative, MLI-USA cannot pay any dividends without prior approval of the Delaware Commissioner.

CAPITAL CONTRIBUTIONS

     On September 30, 2006, MLI-USA received a capital contribution from MetLife of $162 million in the form of intangible assets related to VODA, and the associated deferred income tax liability, which is more fully described in Note 8.

     See also Note 3 for information related to the change in the reporting entity.

     MLI-USA received a cash contribution of $300 million from MLIG during the year ended December 31, 2004.

  STATUTORY EQUITY AND INCOME

     Each insurance company's state of domicile imposes minimum risk-based capital ("RBC") requirements that were developed by the National Association of Insurance Commissioners ("NAIC"). The formulas for determining the amount of RBC specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio of total adjusted capital, as defined by the NAIC, to authorized control level RBC, as defined by the NAIC. Companies below specific trigger points or ratios are classified within certain levels, each of which requires specified corrective action. The Company and its insurance subsidiaries each exceeded the minimum RBC requirements for all periods presented herein.

     The NAIC adopted the Codification of Statutory Accounting Principles ("Codification") in 2001. Codification was intended to standardize regulatory accounting and reporting to state insurance departments. However, statutory accounting principles continue to be established by individual state laws and permitted practices. The Connecticut Insurance Department and the Delaware Insurance Department have adopted Codification with certain modifications for the preparation of statutory financial statements of insurance companies in Connecticut and

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


Delaware, respectively. Modifications by the various state insurance departments may impact the effect of Codification on the statutory capital and surplus of MetLife Connecticut and each of its insurance subsidiaries.

     Statutory accounting principles differ from GAAP primarily by charging policy acquisition costs to expense as incurred, establishing future policy benefit liabilities using different actuarial assumptions, reporting surplus notes as surplus instead of debt and valuing securities on a different basis.

     In addition, certain assets are not admitted under statutory accounting principles and are charged directly to surplus. The most significant assets not admitted by the Company is the net deferred income tax assets resulting from temporary differences between statutory accounting principles basis and tax basis not expected to reverse and become recoverable within a year.

     Further, statutory accounting principles do not give recognition to purchase accounting adjustments made as a result of the Acquisition.

     Statutory net income of MetLife Connecticut, a Connecticut domiciled insurer, was $749 million, $1.0 billion and $975 million for the years ended December 31, 2006, 2005 and 2004, respectively. Statutory capital and surplus, as filed with the Connecticut Insurance Department, was $4.1 billion and $4.0 billion at December 31, 2006 and 2005, respectively.

     Statutory net income (loss) of MLAC, a Connecticut domiciled insurer, was $107 million, ($97) million and ($211) million for the years ended December 31, 2006, 2005 and 2004, respectively. Statutory capital and surplus, as filed with the Connecticut Insurance Department, was $740 million and $765 million at December 31, 2006 and 2005, respectively.

     Statutory net income (loss) of MLI-USA, a Delaware domiciled insurer, was ($116) million, ($227) million and ($201) million for the years ended December 31, 2006, 2005 and 2004, respectively. Statutory capital and surplus, as filed with the Delaware Insurance Department, was $575 million and $555 million at December 31, 2006 and 2005, respectively.

  OTHER COMPREHENSIVE INCOME (LOSS)

     The following table sets forth the reclassification adjustments required for the years ended December 31, 2006, 2005 and 2004, in other comprehensive income (loss) that are included as part of net income for the current year that have been reported as a part of other comprehensive income (loss) in the current or prior year:

                                                               YEARS ENDED DECEMBER
                                                                        31,
                                                              ----------------------
                                                               2006     2005    2004
                                                              -----   -------   ----
                                                                   (IN MILLIONS)
Holding gains (losses) on investments arising during the
  year......................................................  $(434)  $(1,148)  $(37)
Income tax effect of holding gains (losses).................    147       402     14
Reclassification adjustments:
  Recognized holding (gains) losses included in current year
     income.................................................    487       295      2
  Amortization of premiums and accretion of discounts
     associated with investments............................     60        96     21
  Income tax effect.........................................   (186)     (137)    (8)
Allocation of holding losses on investments relating to
  other policyholder amounts................................     42        71     10
Income tax effect of allocation of holding losses to other
  policyholder amounts......................................    (14)      (25)    (4)
                                                              -----   -------   ----
Net unrealized investment gains (losses)....................    102      (446)    (2)
                                                              -----   -------   ----
Foreign currency translation adjustment.....................     (2)        2     --
                                                              -----   -------   ----
     Other comprehensive income (loss)......................  $ 100   $  (444)  $ (2)
                                                              =====   =======   ====


                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

15.  OTHER EXPENSES

     Information on other expenses is as follows:

                                                             YEARS ENDED DECEMBER 31,
                                                          ------------------------------
                                                           2006         2005        2004
                                                          ------   -------------   -----
                                                                   (IN MILLIONS)
Compensation............................................  $  211       $ 100       $  --
Commissions.............................................     712         931         237
Interest and debt issue costs...........................      31          25           2
Amortization of DAC and VOBA............................     488         288         115
Capitalization of DAC...................................    (721)       (886)       (281)
Rent, net of sublease income............................      11           7          --
Minority interest.......................................      26           1          --
Insurance tax...........................................      42          10           3
Other...................................................     373         202         103
                                                          ------       -----       -----
  Total other expenses..................................  $1,173       $ 678       $ 179
                                                          ======       =====       =====



16.  BUSINESS SEGMENT INFORMATION

     Prior to the acquisition of MetLife Connecticut by MetLife, MLI-USA operated as a single segment. On the Acquisition Date, MetLife reorganized the Company's operations into two operating segments, Individual and Institutional, as well as Corporate & Other, so as to more closely align the acquired business with the manner in which MetLife manages its existing businesses. Individual offers a wide variety of protection and asset accumulation products, including life insurance, annuities and mutual funds. Institutional offers a broad range of group insurance and retirement & savings products and services, including group life insurance and other insurance products and services. These segments are managed separately because they either provide different products and services, require different strategies or have different technology requirements. Corporate & Other contains the excess capital not allocated to the business segments, various start-up entities and run-off business, the Company's ancillary international operations, interest expense related to the majority of the Company's outstanding debt, expenses associated with certain legal proceedings and the elimination of intersegment transactions.

     Economic capital is an internally developed risk capital model, the purpose of which is to measure the risk in the business and to provide a basis upon which capital is deployed. The economic capital model accounts for the unique and specific nature of the risks inherent in the Company's businesses. As a part of the economic capital process, a portion of net investment income is credited to the segments based on the level of allocated equity.

     The accounting policies of the segments are the same as those of the Company, except for the method of capital allocation and the accounting for gains (losses) from intercompany sales, which are eliminated in consolidation. Subsequent to the Acquisition Date, the Company allocates equity to each segment based upon the economic capital model used by MetLife that allows MetLife and the Company to effectively manage its capital. The Company evaluates the performance of each segment based upon net income excluding net investment gains (losses), net of income tax, and adjustments related to net investment gains (losses), net of income tax.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Set forth in the tables below is certain financial information with respect to the Company's segments, as well as Corporate & Other, for the years ended December 31, 2006 and 2005.

                                                                              CORPORATE &
FOR THE YEAR ENDED DECEMBER 31, 2006               INDIVIDUAL  INSTITUTIONAL     OTHER       TOTAL
------------------------------------               ----------  -------------  -----------  --------
                                                                     (IN MILLIONS)
STATEMENT OF INCOME:
Premiums.........................................    $   218      $    65       $    25    $    308
Universal life and investment-type product policy
  fees...........................................      1,244           24            --       1,268
Net investment income............................        985        1,449           405       2,839
Other revenues...................................        195           15             2         212
Net investment gains (losses)....................       (194)        (282)          (45)       (521)
Policyholder benefits and claims.................        315          450            27         792
Interest credited to policyholder account
  balances.......................................        669          647            --       1,316
Other expenses...................................      1,045           16           112       1,173
                                                     -------      -------       -------    --------
Income before provision for income tax...........        419          158           248         825
Provision for income tax.........................        145           55            28         228
                                                     -------      -------       -------    --------
Net income.......................................    $   274      $   103       $   220    $    597
                                                     =======      =======       =======    ========
BALANCE SHEET:
Total assets.....................................    $76,897      $35,982       $11,208    $124,087
DAC and VOBA.....................................    $ 4,946      $   165       $    --    $  5,111
Goodwill.........................................    $   234      $   312       $   407    $    953
Separate account assets..........................    $47,566      $ 2,501       $    --    $ 50,067
Policyholder liabilities.........................    $24,429      $27,391       $ 4,446    $ 56,266
Separate account liabilities.....................    $47,566      $ 2,501       $    --    $ 50,067

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                                                                              CORPORATE &
FOR THE YEAR ENDED DECEMBER 31, 2005(1)            INDIVIDUAL  INSTITUTIONAL     OTHER       TOTAL
---------------------------------------            ----------  -------------  -----------  --------
                                                                     (IN MILLIONS)
STATEMENT OF INCOME:
Premiums.........................................    $   152      $   116       $    13    $    281
Universal life and investment-type product policy
  fees...........................................        845           17            --         862
Net investment income............................        530          712           196       1,438
Other revenues...................................        121           10             1         132
Net investment gains (losses)....................       (113)         (87)            2        (198)
Policyholder benefits and claims.................        224          324            22         570
Interest credited to policyholder account
  balances.......................................        417          303            --         720
Other expenses...................................        640           30             8         678
                                                     -------      -------       -------    --------
Income before provision for income tax...........        254          111           182         547
Provision for income tax.........................         53           38            65         156
                                                     -------      -------       -------    --------
Net income.......................................    $   201      $    73       $   117    $    391
                                                     =======      =======       =======    ========
BALANCE SHEET:
Total assets.....................................    $71,385      $38,072       $11,791    $121,248
DAC and VOBA.....................................    $ 4,753      $   161       $    --    $  4,914
Goodwill.........................................    $   227      $   305       $   392    $    924
Separate account assets..........................    $41,347      $ 3,177       $    --    $ 44,524
Policyholder liabilities.........................    $24,855      $28,340       $ 4,282    $ 57,477
Separate account liabilities.....................    $41,347      $ 3,177       $    --    $ 44,524


--------

(1) Includes six months of results for MetLife Connecticut and its subsidiaries and twelve months of results for MLI-USA.

     Net investment income and net investment gains (losses) are based upon the actual results of each segment's specifically identifiable asset portfolio adjusted for allocated equity. Other costs are allocated to each of the segments based upon: (i) a review of the nature of such costs; (ii) time studies analyzing the amount of employee compensation costs incurred by each segment; and (iii) cost estimates included in the Company's product pricing.

     Revenues derived from any customer did not exceed 10% of consolidated revenues for the years ended December 31, 2006, 2005 and 2004. Substantially all of the Company's revenues originated in the United States.

17.  DISCONTINUED OPERATIONS

  REAL ESTATE

     The Company actively manages its real estate portfolio with the objective of maximizing earnings through selective acquisitions and dispositions. Income related to real estate classified as held-for-sale or sold is presented in discontinued operations. These assets are carried at the lower of depreciated cost or fair value less expected disposition costs.

     In the Institutional segment, the Company had $1 million of investment income and $1 million of investment expense related to discontinued operations resulting in no change to net investment income for the year ended December 31, 2006. The Company had no investment income or expense related to discontinued operations for the years ended December 31, 2005 and 2004.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The carrying value of real estate related to discontinued operations was $7 million and $5 million at December 31, 2006 and 2005, respectively.

18.  FAIR VALUE INFORMATION

     The estimated fair value of financial instruments have been determined by using available market information and the valuation methodologies described below. Considerable judgment is often required in interpreting market data to develop estimates of fair value. Accordingly, the estimates presented herein may not necessarily be indicative of amounts that could be realized in a current market exchange. The use of different assumptions or valuation methodologies may have a material effect on the estimated fair value amounts.

     Amounts related to the Company's financial instruments are as follows:

                                                         NOTIONAL   CARRYING    ESTIMATED
                                                         AMOUNT       VALUE    FAIR VALUE
DECEMBER 31, 2006                                        --------   --------   ----------
                                                                   (IN MILLIONS)
Assets:
  Fixed maturity securities............................              $47,846     $47,846
  Equity securities....................................              $   795     $   795
  Mortgage and consumer loans..........................              $ 3,595     $ 3,547
  Policy loans.........................................              $   918     $   918
  Short-term investments...............................              $   777     $   777
  Cash and cash equivalents............................              $   649     $   649
  Accrued investment income............................              $   597     $   597
  Mortgage loan commitments............................    $665      $    --     $     1
  Commitments to fund bank credit facilities...........    $173      $    --     $    --
Liabilities:
  Policyholder account balances........................              $29,780     $28,028
  Long-term debt -- affiliated.........................              $   435     $   425
  Payables for collateral under securities loaned and
     other transactions................................              $ 9,155     $ 9,155



                                                         NOTIONAL   CARRYING    ESTIMATED
                                                         AMOUNT       VALUE    FAIR VALUE
DECEMBER 31, 2005                                        --------   --------   ----------
                                                                   (IN MILLIONS)
Assets:
  Fixed maturity securities............................              $52,589     $52,589
  Trading Securities...................................              $   452     $   452
  Equity securities....................................              $   421     $   421
  Mortgage and consumer loans..........................              $ 2,543     $ 2,553
  Policy loans.........................................              $   916     $   916
  Short-term investments...............................              $ 1,769     $ 1,769
  Cash and cash equivalents............................              $   571     $   571
  Accrued investment income............................              $   602     $   602
  Mortgage loan commitments............................    $339      $    --     $    (2)
Liabilities:
  Policyholder account balances........................              $32,877     $31,621
  Long-term debt -- affiliated.........................              $   435     $   443
  Payables for collateral under securities loaned and
     other transactions................................              $ 9,737     $ 9,737

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The methods and assumptions used to estimate the fair value of financial instruments are summarized as follows:

  FIXED MATURITY SECURITIES, TRADING SECURITIES AND EQUITY SECURITIES

     The fair values of publicly held fixed maturity securities and publicly held equity securities are based on quoted market prices or estimates from independent pricing services. However, in cases where quoted market prices are not available, such as for private fixed maturity securities, fair values are estimated using present value or valuation techniques. The determination of fair values is based on: (i) valuation methodologies; (ii) securities the Company deems to be comparable; and (iii) assumptions deemed appropriate given the circumstances. The fair value estimates are based on available market information and judgments about financial instruments, including estimates of the timing and amounts of expected future cash flows and the credit standing of the issuer or counterparty. Factors considered in estimating fair value include: coupon rate, maturity, estimated duration, call provisions, sinking fund requirements, credit rating, industry sector of the issuer, and quoted market prices of comparable securities.


  MORTGAGE AND CONSUMER LOANS, MORTGAGE LOAN COMMITMENTS AND COMMITMENTS TO FUND BANK CREDIT FACILITIES

     Fair values for mortgage and consumer loans are estimated by discounting expected future cash flows, using current interest rates for similar loans with similar credit risk. For mortgage loan commitments and commitments to fund bank credit facilities, the estimated fair value is the net premium or discount of the commitments.

  POLICY LOANS

     The carrying values for policy loans approximate fair value.

  CASH AND CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

     The carrying values for cash and cash equivalents and short-term investments approximated fair values due to the short-term maturities of these instruments.

  ACCRUED INVESTMENT INCOME

     The carrying value for accrued investment income approximates fair value.

  POLICYHOLDER ACCOUNT BALANCES

     The fair value of PABs which have final contractual maturities are estimated by discounting expected future cash flows based upon interest rates currently being offered for similar contracts with maturities consistent with those remaining for the agreements being valued. The fair value of PABs without final contractual maturities are assumed to equal their current net surrender value.

  LONG-TERM DEBT

     The fair values of long-term debt are determined by discounting expected future cash flows using risk rates currently available for debt with similar terms and remaining maturities.

  PAYABLES FOR COLLATERAL UNDER SECURITIES LOANED AND OTHER TRANSACTIONS

     The carrying value for payables for collateral under securities loaned and other transactions approximate fair value.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  DERIVATIVE FINANCIAL INSTRUMENTS

     The fair value of derivative financial instruments, including financial futures, financial forwards, interest rate, credit default and foreign currency swaps, foreign currency forwards, caps, floors, and options are based upon quotations obtained from dealers or other reliable sources. See Note 5 for derivative fair value disclosures.

19.  RELATED PARTY TRANSACTIONS

  SERVICE AGREEMENTS

     The Company has entered into a Master Service Agreement with Metropolitan Life who provides administrative, accounting, legal and similar services to the Company. Metropolitan Life charged the Company $167 million, $15 million and $14 million, included in other expenses, for services performed under the Master Service Agreement for the years ended December 31, 2006, 2005 and 2004, respectively.

     The Company entered into a Service Agreement with MetLife Group, Inc. ("MetLife Group"), a wholly-owned subsidiary of MetLife, under which MetLife Group provides personnel services, as needed, to support the activities of the Company. MetLife Group charged the Company $154 million, $49 million and $43 million, included in other expenses, for services performed under the Service Agreement for the years ended December 31, 2006, 2005 and 2004, respectively.

     The Company has entered into various agreements with other affiliates for services necessary to conduct its activities. Typical services provided under these agreements include management, policy administrative functions, investment advice and distribution services. Expenses and fees incurred with affiliates related to these agreements, recorded in other expenses, were $190 million, $48 million and $52 million for the years ended December 31, 2006, 2005 and 2004, respectively.

     In 2005, MLI-USA entered into Broker-Dealer Wholesale Sales Agreements with several affiliates ("Distributors"), in which the Distributors agree to sell, on MLI-USA's behalf, fixed rate insurance products through authorized retailers. MLI-USA agrees to compensate the Distributors for the sale and servicing of such insurance products in accordance with the terms of the agreements. The Distributors charged MLI-USA $65 million, included in other expenses, for the year ended December 31, 2006. MLI-USA did not incur any such expenses for the years ended December 31, 2005 and 2004.

     The Company had payables from affiliates of $9 million and $3 million at December 31, 2006 and 2005, respectively, excluding affiliated reinsurance balances discussed below.

  INVESTMENT TRANSACTIONS

     As of December 31, 2006 and 2005, the Company held $581 million and $346 million, respectively, of its total invested assets in the MetLife Money Market Pool and the MetLife Intermediate Income Pool which are affiliated partnerships. These amounts are included in short-term investments.

     In the normal course of business, the Company transfers invested assets, primarily consisting of fixed maturity securities, to and from affiliates. Assets transferred to and from affiliates, inclusive of amounts related to reinsurance agreements, are as follows:

                                                                   YEARS ENDED
                                                                  DECEMBER 31,
                                                               ------------------
                                                               2006   2005   2004
                                                               ----   ----   ----
                                                                  (IN MILLIONS)
Fair market value of assets transferred to affiliates........  $164   $ 79   $320
Amortized cost of assets transferred to affiliates...........  $164   $ 78   $324
Net investment gains (losses) recognized on transfers........  $ --   $  1   $ (4)
Fair market value of assets transferred from affiliates......  $ 89   $830   $ --

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  REINSURANCE TRANSACTIONS

     As of December 1, 2006, the Company acquired a block of structured settlement business from Texas Life Insurance Company ("Texas Life"), a wholly-owned subsidiary of MetLife, through an assumptive reinsurance agreement. This transaction increased future policyholder benefits of the Company by $1.3 billion and decreased deferred income tax liabilities by $142 million. A receivable at December 31, 2006 was held by the Company of $1.2 billion, related to premiums and other consideration which is expected to be paid by Texas Life during the first quarter of 2007.

     The Company also has reinsurance agreements with MetLife and certain of its subsidiaries, including Metropolitan Life, Reinsurance Group of America, Incorporated, MetLife Reinsurance Company of South Carolina, Exeter Reassurance Company, Ltd., General American Life Insurance Company ("GALIC"), and Mitsui Sumitomo MetLife Insurance Co., Ltd. As of December 31, 2006, the Company had reinsurance related assets and liabilities from these agreements totaling $2.8 billion and $1.2 billion, respectively. Prior-year comparable assets and liabilities were $2.5 billion and $1.2 billion, respectively.

     Effective January 1, 2005, MLI-USA entered into a reinsurance agreement to assume an in-force block of business from GALIC. This agreement covered certain term and universal life policies issued by GALIC on and after January 1, 2000 through December 31, 2004. This agreement also covers certain term and universal life policies issued on or after January 1, 2005. Under this agreement GALIC transferred $797 million of liabilities and $411 million in assets to MLI-USA related to the policies in-force as of December 31, 2004. MLI-USA also paid and deferred 100% of a ceding commission to GALIC of $386 million resulting in no gain or loss on the transfer of the in-force business as of January 1, 2005.

     The following tables reflect related party reinsurance information:

                                                             YEARS ENDED
                                                             DECEMBER 31,
                                                         -------------------
                                                         2006    2005   2004
                                                         ----   -----   ----
                                                            (IN MILLIONS)
Assumed premiums.......................................  $ 21   $  37    $--
Assumed fees, included in universal life and
  investment-type product policy fees..................    65     194     --
Assumed fees, included in net investment gains
  (losses).............................................    --       6     --
Assumed benefits, included in policyholder benefits and
  claims...............................................    11      32     --
Assumed benefits, included in interest credited to
  policyholder account balances........................    49      42     --
Assumed fees, included in other expenses...............    39     543     --
Assumed deferred acquisition costs, included in other
  expenses.............................................    19    (432)    --
                                                         ----   -----    ---
  Total assumed........................................  $204   $ 422    $--
                                                         ====   =====    ===
Ceded premiums.........................................  $ 21   $  12    $ 1
Ceded fees, included in universal life and investment-
  type product policy fees.............................   130      93     37
Ceded fees, included in other revenues.................    68      55     12
Ceded benefits, included in policyholder benefits and
  claims...............................................    86      92     19
Ceded fees, included in other expenses.................    64      97     --
Ceded deferred acquisition costs, included in other
  expenses.............................................    13      85     --
Ceded derivative gains (loss), included in net
  investment gains (losses)............................   (31)      5     --
                                                         ----   -----    ---
  Total ceded..........................................  $351   $ 439    $69
                                                         ====   =====    ===


                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                                                                    DECEMBER 31,
                                                                  ---------------
                                                                   2006     2005
                                                                  ------   ------
                                                                   (IN MILLIONS)
Reinsurance recoverables, included in premiums and other
  receivables...................................................  $2,359   $2,079
Reinsurance recoverables, included in other assets..............  $   89   $   88
Assumed (ceded) deferred acquisition costs, included in DAC.....  $  306   $  342
Assumed liabilities, included in other liabilities..............  $    8   $   24
Ceded balances payable, included in other liabilities...........  $   55   $  140
Derivative liabilities, included in policyholder account
  balances......................................................  $  (57)  $  (23)
Assumed liabilities, included in future policy benefits.........  $   26   $   23
Assumed liabilities, included in other policyholder funds.......  $1,182   $1,001


20.  SUBSEQUENT EVENT

     On March 27, 2007, the Company entered into a secured demand note with MetLife Securities, Inc. ("MSI") under which the Company agreed to fund MSI with up to $60 million of cash upon MSI's request. In connection with this agreement, the Company transferred securities with a fair value of $71 million to an MSI custody account to secure the note.

     On September 28, 2007, the Board of Directors declared a dividend of up to $690 million. On October 22, 2007, MICC paid a $690 million dividend, of which $404 million was a return of capital.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                                   SCHEDULE I

                     CONSOLIDATED SUMMARY OF INVESTMENTS --
                    OTHER THAN INVESTMENTS IN RELATED PARTIES
                                DECEMBER 31, 2006

                                  (IN MILLIONS)

                                                                                    AMOUNT AT
                                                     COST OR         ESTIMATED   WHICH SHOWN ON
                                                AMORTIZED COST(1)   FAIR VALUE    BALANCE SHEET
                                                -----------------   ----------   --------------
TYPE OF INVESTMENTS
Fixed Maturity Securities:
  Bonds:
     U.S. Treasury/agency securities..........       $ 5,455          $ 5,336        $ 5,336
     State and political subdivision
       securities.............................         1,062            1,030          1,030
     Foreign government securities............           533              573            573
     Public utilities.........................         2,274            2,233          2,233
     All other corporate bonds................        19,390           19,057         19,057
  Mortgage-backed and other asset-backed
     securities...............................        18,462           18,400         18,400
  Redeemable preferred stock..................         1,230            1,217          1,217
                                                     -------          -------        -------
     Total fixed maturity securities..........        48,406           47,846         47,846
                                                     -------          -------        -------
Equity Securities:
  Common stock:
     Banks, trust and insurance companies.....             1                1              1
     Industrial, miscellaneous and all other..           105              110            110
  Non-redeemable preferred stock..............           671              684            684
                                                     -------          -------        -------
     Total equity securities..................           777              795            795
                                                     -------          -------        -------
Mortgage and consumer loans...................         3,595                           3,595
Policy loans..................................           918                             918
Real estate and real estate joint ventures....           180                             180
Other limited partnership interests...........         1,082                           1,082
Short-term investments........................           777                             777
Other invested assets.........................         1,241                           1,241
                                                     -------                         -------
     Total investments........................       $56,976                         $56,434
                                                     =======                         =======



--------

   (1) Cost for fixed maturity securities and mortgage and consumer loans represents original cost reduced by repayments, net valuation allowances and writedowns from other-than-temporary declines in value and adjusted for amortization of premiums or accretion of discount; for equity securities, cost represents original cost reduced by writedowns from other-than-temporary declines in value; for real estate, cost represents original cost reduced by writedowns and adjusted for valuation allowances and depreciation; cost for real estate joint ventures and other limited partnership interests represents original cost reduced for other-than-temporary impairments or original cost adjusted for equity in earnings and distributions.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                                   SCHEDULE II

                  CONDENSED FINANCIAL INFORMATION OF REGISTRANT
                           DECEMBER 31, 2006 AND 2005

                                  (IN MILLIONS)

                                                                  2006      2005
                                                                -------   -------
CONDENSED BALANCE SHEETS
ASSETS
Investments:
  Fixed maturity securities available-for-sale, at estimated fair value (amortized cost: $38,293 and $42,526,
     respectively)............................................  $37,794   $41,947
  Equity securities available-for-sale, at estimated fair
     value (cost: $703 and $418, respectively)................      719       415
  Mortgage and consumer loans.................................    2,822     1,837
  Policy loans................................................      825       843
  Real estate and real estate joint ventures held-for-
     investment...............................................      143        71
  Real estate held-for-sale...................................        7        --
  Other limited partnership interests.........................      884     1,106
  Short-term investments......................................      186     1,219
  Investment in subsidiaries..................................    3,499     3,187
  Other invested assets.......................................      893       698
                                                                -------   -------
     Total investments........................................   47,772    51,323
Cash and cash equivalents.....................................      291       331
Accrued investment income.....................................      473       474
Premiums and other receivables................................    6,128     4,706
Deferred policy acquisition costs and value of business
  acquired....................................................    1,849     1,924
Current income tax recoverable................................       --        56
Deferred income tax assets....................................    1,281     1,113
Goodwill......................................................      646       612
Other assets..................................................      129       102
Separate account assets.......................................   19,205    19,058
                                                                -------   -------
     Total assets.............................................  $77,774   $79,699
                                                                =======   =======

LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES:
  Future policy benefits......................................  $17,613   $16,337
  Policyholder account balances...............................   24,764    27,298
  Other policyholder funds....................................      213       219
  Current income taxes payable................................       46        --
  Payables for collateral under securities loaned and other
     transactions.............................................    8,152     8,620
  Other liabilities...........................................      366       734
  Separate account liabilities................................   19,205    19,058
                                                                -------   -------
     Total liabilities........................................   70,359    72,266
                                                                -------   -------
STOCKHOLDERS' EQUITY:
Common stock, par value $2.50 per share; 40,000,000 shares
  authorized; 34,595,317 shares issued and outstanding at
  December 31, 2006 and 2005..................................       86        86
Additional paid-in capital....................................    7,123     7,180
Retained earnings.............................................      520       581
Accumulated other comprehensive income (loss).................     (314)     (414)
                                                                -------   -------
     Total stockholders' equity...............................    7,415     7,433
                                                                -------   -------
     Total liabilities and stockholders' equity...............  $77,774   $79,699
                                                                =======   =======




           See accompanying notes to condensed financial information.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                                   SCHEDULE II

          CONDENSED FINANCIAL INFORMATION OF REGISTRANT -- (CONTINUED)
                 FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

                                  (IN MILLIONS)

                                                               YEARS ENDED DECEMBER
                                                                        31,
                                                               --------------------
                                                                2006          2005
                                                               ------        ------
CONDENSED STATEMENTS OF INCOME
REVENUES
Premiums.....................................................  $  176        $  206
Universal life and investment-type product policy fees.......     381           185
Net investment income........................................   2,167         1,044
Equity in earnings of subsidiaries...........................     277           225
Other revenues...............................................      42            32
Net investment gains (losses)................................    (397)         (159)
                                                               ------        ------
  Total revenues.............................................   2,646         1,533
                                                               ------        ------
EXPENSES
Policyholder benefits and claims.............................     599           433
Interest credited to policyholder account balances...........     926           429
Other expenses...............................................     388           195
                                                               ------        ------
  Total expenses.............................................   1,913         1,057
                                                               ------        ------
Income before provision for income tax.......................     733           476
Provision for income tax.....................................     136            85
                                                               ------        ------
Net income...................................................  $  597        $  391
                                                               ======        ======




           See accompanying notes to condensed financial information.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                                   SCHEDULE II

          CONDENSED FINANCIAL INFORMATION OF REGISTRANT -- (CONTINUED)
                 FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

                                  (IN MILLIONS)

                                                               YEARS ENDED DECEMBER
                                                                       31,
                                                             -----------------------
                                                               2006           2005
                                                             --------       --------
CONDENSED STATEMENT OF CASH FLOWS
Net cash provided by operating activities..................  $    899       $  2,000
                                                             --------       --------
CASH FLOWS FROM INVESTING ACTIVITIES
  Sales, maturities and repayments of:
     Fixed maturity securities.............................    22,406         18,453
     Equity securities.....................................       218            181
     Mortgage and consumer loans...........................       878            687
     Real estate and real estate joint ventures............       127             44
     Other limited partnership interests...................       537            152
  Purchases of:
     Fixed maturity securities.............................   (19,021)       (26,517)
     Equity securities.....................................       (62)            --
     Mortgage and consumer loans...........................    (1,870)          (460)
     Real estate and real estate joint ventures............       (53)            --
     Other limited partnership interests...................      (295)          (233)
  Net change in policy loans...............................        18              5
  Net change in short-term investments.....................     1,033            633
  Net change in other invested assets......................      (129)          (728)
  Other, net...............................................        (1)            17
                                                             --------       --------
Net cash provided by (used in) investing activities........  $  3,786       $ (7,766)
                                                             --------       --------
CASH FLOWS FROM FINANCING ACTIVITIES
  Policyholder account balances:
     Deposits..............................................  $  1,633       $  7,075
     Withdrawals...........................................    (4,936)        (8,682)
  Net change in payables for collateral under securities
     loaned and other transactions.........................      (468)         7,458
  Dividends on common stock................................      (917)            --
  Other, net...............................................       (37)           (61)
                                                             --------       --------
Net cash (used in) provided by financing activities........    (4,725)         5,790
                                                             --------       --------
Change in cash and cash equivalents........................       (40)            24
Cash and cash equivalents, beginning of period.............       331            307
                                                             --------       --------
CASH AND CASH EQUIVALENTS, END OF PERIOD...................  $    291       $    331
                                                             ========       ========
Supplemental disclosures of cash flow information:
  Net cash paid during the year for:
     Income tax............................................  $     88       $     51
                                                             ========       ========
  Non-cash transactions during the period:
     Contribution of other intangible assets, net of income
       tax.................................................  $    162       $     --
     Contribution of goodwill from MetLife, Inc. ..........  $     32       $     --
                                                             ========       ========


                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                                   SCHEDULE II

             NOTES TO CONDENSED FINANCIAL INFORMATION OF REGISTRANT

1.  SUMMARY OF ACCOUNTING POLICIES

  BUSINESS

     "MICC" or the "Company" refers to MetLife Insurance Company of Connecticut (formerly, The Travelers Insurance Company), a Connecticut corporation incorporated in 1863 ("MetLife Connecticut"), and its subsidiaries, including MetLife Life and Annuity Company of Connecticut ("MLAC," formerly The Travelers Life and Annuity Company) and MetLife Investors USA Insurance Company ("MLI-USA"). The Company is a subsidiary of MetLife, Inc. ("MetLife"). The Company offers individual annuities, individual life insurance, and institutional protection and asset accumulation products.

     On July 1, 2005 (the "Acquisition Date"), MetLife Connecticut became a wholly-owned subsidiary of MetLife. MetLife Connecticut, together with substantially all of Citigroup Inc.'s ("Citigroup") international insurance businesses, excluding Primerica Life Insurance Company and its subsidiaries ("Primerica") (collectively, "Travelers"), were acquired by MetLife from Citigroup (the "Acquisition") for $12.1 billion. See Note 2 of the consolidated financial statements for further information on the Acquisition.

     On October 11, 2006, MetLife Connecticut and MetLife Investors Group, Inc. ("MLIG"), both subsidiaries of MetLife, entered into a Transfer Agreement ("Transfer Agreement"), pursuant to which MetLife Connecticut agreed to acquire all of the outstanding stock of MLI-USA from MLIG in exchange for shares of MetLife Connecticut's common stock. To effectuate the exchange of shares, MetLife returned 10,000,000 shares just prior to the closing of the transaction and retained 30,000,000 shares representing 100% of the issued and outstanding shares of MetLife Connecticut. MetLife Connecticut issued 4,595,317 new shares to MLIG in exchange for all of the outstanding common stock of MLI-USA. After the closing of the transaction, 34,595,317 shares of MetLife Connecticut's common stock are outstanding, of which MLIG holds 4,595,317 shares, with the remaining shares held by MetLife.

     The transfer of MLI-USA to MetLife Connecticut was a transaction between entities under common control. Since MLI-USA was the original entity under common control, for financial statement reporting purposes, MLI-USA is considered the accounting acquirer of MetLife Connecticut. Accordingly, financial information of the registrant has been provided for periods subsequent to the Acquisition Date only.

  BASIS OF PRESENTATION

     The condensed financial information of MetLife Connecticut should be read in conjunction with the Consolidated Financial Statements of MICC and the notes thereto (the "Consolidated Financial Statements"). These condensed nonconsolidated financial statements reflect the results of operations, financial condition and cash flows for MetLife Connecticut. Investments in subsidiaries are accounted for using the equity method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock. The condensed statement of income and statement of cash flows for the year ended December 31, 2005 included herein reflect the full year of operating results for MLI-USA in equity in earnings of subsidiaries.

     MetLife Connecticut's financial statements are prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") except as stated above which requires management to make certain estimates and assumptions. The most important of these estimates and assumptions relate to fair value measurements, the accounting for goodwill and identifiable intangible assets and the provision for potential losses that may arise from litigation and regulatory proceedings and tax audits, which may affect the amounts reported in the condensed financial statements and accompanying notes. Actual results could differ materially from these estimates.

     For information on the following, refer to the indicated Notes to the Consolidated Financial Statements of MICC:

     - Business, Basis of Presentation and Summary of Significant Accounting Policies (Note 1)

     - Acquisition of MetLife Insurance Company of Connecticut by MetLife, Inc. from Citigroup Inc. (Note 2)

     - Contingencies, Commitments and Guarantees (Note 12)

     - Equity (Note 14)

2.  SUPPORT AGREEMENT

     MetLife Connecticut entered into a net worth maintenance agreement with its indirect subsidiary, MetLife Europe Limited, an Irish company ("MetLife Europe"), in connection with MetLife Europe's formation. Under the agreement, MetLife Connecticut has agreed, without limitation as to amount, to cause MetLife Europe to have a minimum capital and surplus of the greater of EUR 14 million or an amount sufficient to provide solvency cover equal to 200% of the minimum solvency cover required by applicable law and regulation, as interpreted by the Irish Financial Services Regulatory Authority or any successor body, during MetLife Europe's first three years of operation and 150% thereafter, and liquidity necessary to enable it to meet its current obligations on a timely basis. At December 31, 2006, the capital and surplus of MetLife Europe was in excess of the minimum capital and surplus amount referenced above.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                                  SCHEDULE III

                CONSOLIDATED SUPPLEMENTARY INSURANCE INFORMATION
                     AS OF DECEMBER 31, 2006, 2005 AND 2004

                                  (IN MILLIONS)

                                              DAC       FUTURE POLICY     POLICYHOLDER
                                              AND    BENEFITS AND OTHER      ACCOUNT      UNEARNED
SEGMENT                                      VOBA    POLICYHOLDER FUNDS     BALANCES     REVENUE(1)
-------                                     ------   ------------------   ------------   ----------
2006
Individual................................  $4,946         $ 3,769           $20,660        $260
Institutional.............................     165          12,895            14,496           3
Corporate & Other.........................      --           4,503               (57)         --
                                            ------         -------           -------        ----
                                            $5,111         $21,167           $35,099        $263
                                            ======         =======           =======        ====
2005
Individual................................  $4,753         $ 3,452           $21,403        $141
Institutional.............................     161          11,880            16,460           1
Corporate & Other.........................      --           4,305               (23)         --
                                            ------         -------           -------        ----
                                            $4,914         $19,637           $37,840        $142
                                            ======         =======           =======        ====
2004(2)...................................  $  678         $   149           $ 4,591        $  6
                                            ======         =======           =======        ====



--------

   (1) Amounts are included within the future policy benefits and other policyholder funds column.

   (2) Prior to the Acquisition of MetLife Connecticut by MetLife, MLI-USA operated as a single segment.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                                  SCHEDULE III

                CONSOLIDATED SUPPLEMENTARY INSURANCE INFORMATION
              FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

                                  (IN MILLIONS)

                               PREMIUM                 POLICYHOLDER   AMORTIZATION OF
                               REVENUE        NET      BENEFITS AND     DAC AND VOBA       OTHER          PREMIUMS
                             AND POLICY   INVESTMENT     INTEREST        CHARGED TO      OPERATING         WRITTEN
SEGMENT                        CHARGES      INCOME       CREDITED      OTHER EXPENSES   EXPENSES(1)   (EXCLUDING LIFE)
-------                      ----------   ----------   ------------   ---------------   -----------   ----------------
2006
Individual.................    $1,462       $  985        $  984            $481            $564             $--
Institutional..............        89        1,449         1,097               6              10               9
Corporate & Other..........        25          405            27               1             111              25
                               ------       ------        ------            ----            ----             ---
                               $1,576       $2,839        $2,108            $488            $685             $34
                               ======       ======        ======            ====            ====             ===
2005(2)
Individual.................    $  997       $  530        $  641            $287            $353             $--
Institutional..............       133          712           627               1              29               9
Corporate & Other..........        13          196            22              --               8              13
                               ------       ------        ------            ----            ----             ---
                               $1,143       $1,438        $1,290            $288            $390             $22
                               ======       ======        ======            ====            ====             ===
2004(3)....................    $  168       $  207        $  171            $115            $ 64             $--
                               ======       ======        ======            ====            ====             ===



--------

   (1) Includes other expenses excluding amortization of deferred acquisition costs and value of business acquired charged to other expenses.

   (2) Includes six months of results for MetLife Connecticut and twelve months of results for MLI-USA.

   (3) Prior to the acquisition of MetLife Connecticut by MetLife, MLI-USA operated as a single segment.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                                   SCHEDULE IV

                            CONSOLIDATED REINSURANCE
              FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

                                  (IN MILLIONS)

                                                                                 % AMOUNT
                                                                                  ASSUMED
                                GROSS AMOUNT     CEDED    ASSUMED   NET AMOUNT    TO NET
                                ------------   --------   -------   ----------   --------
2006
Life insurance in force.......    $153,390     $119,281   $14,374     $48,483      29.6%
                                  ========     ========   =======     =======
Insurance premium
Life insurance................    $    323     $     72   $    21     $   272       7.7%
Accident and health...........         276          240        --          36        --%
                                  --------     --------   -------     -------
  Total insurance premium.....    $    599     $    312   $    21     $   308       6.8%
                                  ========     ========   =======     =======




                                                                                % AMOUNT
                                                                                 ASSUMED
                                GROSS AMOUNT    CEDED    ASSUMED   NET AMOUNT    TO NET
                                ------------   -------   -------   ----------   --------
2005
Life insurance in force.......    $126,362     $93,686   $16,921     $49,597      34.1%
                                  ========     =======   =======     =======
Insurance premium
Life insurance................    $    269     $    45   $    38     $   262      14.5%
Accident and health...........         144         125        --          19        --%
                                  --------     -------   -------     -------
  Total insurance premium.....    $    413     $   170   $    38     $   281      13.5%
                                  ========     =======   =======     =======




                                                                                % AMOUNT
                                                                                 ASSUMED
                                 GROSS AMOUNT    CEDED   ASSUMED   NET AMOUNT    TO NET
                                 ------------   ------   -------   ----------   --------
2004
Life insurance in force........     $4,310      $2,759     $--       $1,551        --%
                                    ======      ======     ===       ======
Insurance premium
Life insurance.................     $   13      $    4     $--       $    9        --%
                                    ------      ------     ---       ------
  Total insurance premium......     $   13      $    4     $--       $    9        --%
                                    ======      ======     ===       ======



     For the year ended December 31, 2006, both reinsurance ceded and assumed include affiliated transactions of $21 million. For the year ended December 31, 2005, reinsurance ceded and assumed include affiliated transactions of $12 million and $38 million, respectively. For the year ended December 31, 2004, both reinsurance ceded and assumed include affiliated transactions of $1 million.

                                  VINTAGE XTRA
                            VINTAGE XTRA (SERIES II)
                            PORTFOLIO ARCHITECT XTRA

                       STATEMENT OF ADDITIONAL INFORMATION

                 METLIFE OF CT FUND BD IV FOR VARIABLE ANNUITIES

                                    ISSUED BY

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                                  ONE CITYPLACE
                        HARTFORD, CONNECTICUT 06103-3415

MLAC-Book-05-09-86                                       December 7, 2007

                                     PART C

                                OTHER INFORMATION

ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS

(a) The financial statements of the Registrant and the report of Independent Registered Public Accounting Firm thereto are contained in the Registrant's Annual Report and are included in the Statement of Additional Information. The financial statements of the Registrant include:

     (1)  Statement of Assets and Liabilities as of December 31, 2006

     (2)  Statement of Operations for the year ended December 31, 2006

     (3) Statement of Changes in Net Assets for the years ended December 31, 2006 and 2005

     (4)  Notes to Financial Statements

The consolidated financial statements and schedules of MetLife Insurance Company of Connecticut and subsidiaries and the report of Independent Registered Public Accounting Firm, are contained in the Statement of Additional Information. The consolidated financial statements of MetLife Insurance Company of Connecticut and subsidiaries include:

     (1)  Consolidated Balance Sheets as of December 31, 2006 and 2005

     (2) Consolidated Statements of Income for the years ended December 31, 2006, December 31, 2005 and 2004

     (3) Consolidated Statements of Stockholder's Equity for the years ended December 31, 2006, 2005 and 2004

     (4) Consolidated Statements of Cash Flows for the year ended December 31, 2006, 2005 and 2004

     (5)  Notes to Consolidated Financial Statements

     (6)  Financial Statement Schedules

(b)  EXHIBITS

EXHIBIT
 NUMBER   DESCRIPTION
-------   -----------
1(a).     Resolution of The Travelers Life and Annuity Company Board of
          Directors authorizing the establishment of the Registrant.
          (Incorporated herein by reference to Exhibit 1 to the Registration
          Statement on Form N-4, filed  May 23, 1997.)

1(b).     Resolution of Board of Directors of MetLife Insurance Company of
          Connecticut (including Agreement and Plan of Merger) (filed herewith)

2.        Not Applicable.

3(a).     Distribution and Principal Underwriting Agreement among the
          Registrant, The Travelers Insurance Company and Travelers
          Distribution LLC (Incorporated herein by reference to Exhibit 3(a) the Registration Statement on Form S-2, File No. 333-58809, filed
          February 26, 2001.)

3(b). Form of Selling Agreement. (Incorporated herein by reference to Exhibit 3(b) to Post-Effective Amendment No. 14 to The Travelers Fund
          ABD for Variable Annuities to the Registration Statement on Form N-4,
          File No. 033-65343, filed April 6, 2006.)

3(c).     Agreement and Plan of Merger (10-26-06) (MLIDLLC into MLIDC).
          (Incorporated herein by reference to Exhibit 3(c) to Post-Effective
          Amendment No. 16 to MetLife of CT Fund ABD II for Variable Annuities to the Registration Statement on Form N-4, File No. 033-65339/811-
          07463, filed April 6, 2007.)

3(d). Master Retail Sales Agreement (MLIDC). (Incorporated herein by reference to Exhibit 3(d) to Post-Effective Amendment No. 16 to
          MetLife of CT Fund ABD II for Variable Annuities to the Registration
          Statement on Form N-4, File No. 033-65339/811-07463, filed April 6,
          2007.)

4(a).     Variable Annuity Contract. (Incorporated herein by reference to
          Exhibit 4 to the Registration Statement on Form N-4, File No. 333-
          70659, filed January 15, 1999.)

4(b). Form of Guaranteed Minimum Withdrawal Rider. (Incorporated herein by reference to Exhibit 4 to Post-Effective Amendment No. 4 to the
          Registration Statement on Form N-4, file No. 333-101778, filed
          November 19, 2004.)

4(c).     Company Name Change Endorsement The Travelers Life and Annuity
          Company effective May 1, 2006. (Incorporated herein by reference to Exhibit 4(c) to Post-Effective Amendment No. 14 to The Travelers Fund
          ABD II for Variable Annuities Registration Statement on Form N-4,
          File No. 033-65339, filed on April 7, 2006.)


EXHIBIT
 NUMBER   DESCRIPTION
-------   -----------
4(d).     Merger Endorsement (6-48E-07) (December 7, 2007) (filed herewith)

5(a).     Application. (Incorporated herein by reference to Exhibit 5 to Pre-
          Effective Amendment No. 2 to the Registration Statement on Form N-4,
          File No. 333-70659, filed September 29, 1999.)

5(b). Form of Variable Annuity Application. (Incorporated herein by reference to Exhibit 5 to Post-Effective Amendment No. 14 to The
          Travelers Fund ABD for Variable Annuities to the Registration
          Statement on Form N-4, File No. 033-65343, filed April 6, 2006.)

6(a).     Charter of The Travelers Life and Annuity Company, as amended on
          October 19, 1994. (Incorporated herein by reference to Exhibit 3 (a)
          (i) to Registration Statement on Form S-2, File No. 033-58677, filed
          April 18, 1995.)

6(b).     By-Laws of The Travelers Insurance Company, as amended on October 20,
          1994. (Incorporated herein by reference to Exhibit 3 (b) (i) to the Registration Statement on Form S-2, File No. 033-58677, filed April
          18, 1995.)

6(c). Certificate of Amendment of the Charter as Amended and Restated of The Travelers Insurance Company effective May 1, 2006. (Incorporated herein by reference to Exhibit 6(c) to Post-Effective Amendment No.
          14 to The Travelers Fund  ABD for Variable Annuities Registration
          Statement on Form N-14, File No. 033-65343, filed April 6, 2006.)

6(d).     Certificate of Correction of MetLife Insurance Company of
          Connecticut. (Incorporated herein by reference to Exhibit 6(d) to Post-Effective No. 11 to MetLife of CT Separate Account Nine for
          Variable Annuities' Registration Statement on Form N-4, File Nos.
          333-65926/811-09411, filed on October 31, 2007.)

7.        Specimen Reinsurance Agreement. (Incorporated herein by reference to
          Exhibit 7 to Post-Effective Amendment No. 2 the Registration
          Statement on Form N-4, File No. 333-65942, filed April 15, 2003.)

8(a). Form of Participation Agreement. (Incorporated herein by reference to Exhibit 8 to Post-Effective Amendment No. 8 to the Registration
          Statement on Form N-4, File No. 333-101778, filed April 21, 2005.)

8(b).     Participation Agreement Among Metropolitan Series Fund, Inc., MetLife
          Advisers, LLC, MetLife Investors Distribution Company and MetLife
          Insurance Company of Connecticut (effective August 31, 2007).
          (Incorporated herein by reference to Exhibit 6(d) to Post-Effective
          No. 11 to MetLife of CT Separate Account Nine for Variable Annuities'
          Registration Statement on Form N-4, File Nos. 333-65926/811-09411, filed on October 31, 2007.)

8(c).     Participation Agreement Among Met Investors Series Trust, Met
          Investors Advisory, LLC, MetLife Investors Distribution Company, The
          Travelers Insurance Company and The Travelers Life and Annuity
          Company effective November 1, 2005. (Incorporated herein by reference to Exhibit 8(c) to Post-Effective Amendment No. 14 to The
          Travelers Fund ABD for Variable Annuities Registration Statement on
          Form N-4, File No. 033-65343, filed April 6, 2006.)

9.        Opinion of Counsel as to the legality of securities being registered.
          (filed herewith)

10.       Consent of Deloitte & Touche LLP, Independent Registered Public
          Accounting Firm. (filed herewith)

11.       Not applicable.

12.       Not applicable.

13.       Powers of Attorney authorizing Michele H. Abate, John E. Connolly,
          Jr., James L. Lipscomb, Gina C. Sandonato, Myra L. Saul, and Marie C.
          Swift to act as signatory for Michael K. Farrell, William J.
          Mullaney, Lisa M. Weber, Stanley J. Talbi, and Joseph J. Prochaska,
          Jr. (filed herewith)


ITEM 25. DIRECTORS AND OFFICERS OF THE DEPOSITOR

Principal Business Address:

MetLife Insurance Company of Connecticut
One Cityplace
Hartford, CT 06103-3415

NAME AND PRINCIPAL           POSITIONS AND OFFICES
BUSINESS ADDRESS             WITH INSURANCE COMPANY
--------------------------   ---------------------------------------------------------------------
Michael K. Farrell           Director and President
10 Park Avenue
Morristown, NJ 07962

William J. Mullaney          Director
1 Metlife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101


NAME AND PRINCIPAL           POSITIONS AND OFFICES
BUSINESS ADDRESS             WITH INSURANCE COMPANY
--------------------------   ---------------------------------------------------------------------
Lisa M. Weber                Director
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Steven A. Kandarian          Executive Vice President and Chief Investment Officer
10 Park Avenue
Morristown, NJ 07962

James L. Lipscomb            Executive Vice President and General Counsel
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Joseph J. Prochaska, Jr.     Executive Vice President and Chief Accounting Officer
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Stanley J. Talbi             Executive Vice President and Chief Financial Officer
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Gwenn L. Carr                Senior Vice President and Secretary
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Eric T. Steigerwalt          Senior Vice President and Treasurer
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

William D. Cammarata         Senior Vice President
18210 Crane Nest Drive
Tampa, FL 33647

Elizabeth M. Forget          Senior Vice President
260 Madison Ave
New York, NY 10016

Gene L. Lunman               Senior Vice President
185 Asylum Street
Hartford, CT 06103

Roberto Baron                Vice President and Senior Actuary
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

S. Peter Headley             Vice President and Assistant Secretary
3717 W. 100(th) Street
Suite 700
Overland Park, KS 62210

Daniel D. Jordan             Vice President and Assistant Secretary
501 Boylston Street
Boston, MA 02116

Bennett D. Kleinberg         Vice President and Actuary
185 Asylum Street
Hartford, CT 06103

Christopher A. Kremer        Vice President and Actuary
501 Boylston Street
Boston, MA 02116

Paul L. LeClair              Vice President and Actuary
501 Boylston Street
Boston, MA 02116


NAME AND PRINCIPAL           POSITIONS AND OFFICES
BUSINESS ADDRESS             WITH INSURANCE COMPANY
--------------------------   ---------------------------------------------------------------------
Jonathan L. Rosenthal        Vice President and Chief Hedging Officer
10 Park Avenue
Morristown, NJ 07962

Patrick D. Studley           Vice President and Actuary
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Jeffrey N. Altman            Vice President
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Steven J. Brash              Vice President
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Herbert B. Brown             Vice President
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Vincent Cirulli              Vice President
10 Park Avenue
Morristown, NJ 07962

James R. Dingler             Vice President
10 Park Avenue
Morristown, NJ 07962

Judith A. Gulotta            Vice President
10 Park Avenue
Morristown, NJ 07962

Gregory M. Harrison          Vice President
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

C. Scott Inglis              Vice President
10 Park Avenue
Morristown, NJ 07962

James W. Koeger              Vice President
13045 Tesson Ferry Road
St. Louis, MO 63128

Joseph J. Massimo            Vice President
18210 Crane Nest Drive
Tampa, FL 33647

Daniel A. O'Neill            Vice President
8717 W. 110(th) Street
Suite 700
Overland Park, KS 62210

Mark S. Reilly               Vice President
185 Asylum Street
Hartford, CT 06103

Mark J. Remington            Vice President
185 Asylum Street
Hartford, CT 06103

Ragai A. Roushdy             Vice President
10 Park Avenue
Morristown, NJ 07962


NAME AND PRINCIPAL           POSITIONS AND OFFICES
BUSINESS ADDRESS             WITH INSURANCE COMPANY
--------------------------   ---------------------------------------------------------------------
Kevin M. Thorwarth           Vice President
10 Park Avenue
Morristown, NJ 07962

Mark. H. Wilsmann            Vice President
10 Park Avenue
Morristown, NJ 07962

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

The Registrant is a separate account of MetLife Insurance Company of Connecticut under Connecticut insurance law. The Depositor is a wholly owned subsidiary of MetLife, Inc., a publicly traded company. No person is controlled by the Registrant. The following outline indicates those entities that are controlled by MetLife, Inc. or are under the common control of MetLife, Inc. No person is controlled by the Registrant.

           ORGANIZATIONAL STRUCTURE OF METLIFE, INC. AND SUBSIDIARIES
                              AS OF SEPTEMBER 30, 2007

The following is a list of subsidiaries of MetLife, Inc. updated as of September 30, 2007. Those entities which are listed at the left margin (labeled with capital letters) are direct subsidiaries of MetLife, Inc. Unless otherwise indicated, each entity which is indented under another entity is a subsidiary of that other entity and, therefore, an indirect subsidiary of MetLife, Inc. Certain inactive subsidiaries have been omitted from the MetLife, Inc. organizational listing. The voting securities (excluding directors' qualifying shares, (if any)) of the subsidiaries listed are 100% owned by their respective parent corporations, unless otherwise indicated. The jurisdiction of domicile of each subsidiary listed is set forth in the parenthetical following such subsidiary.

A.    MetLife Group, Inc. (NY)

B.    MetLife Bank National Association (USA)

C.    Exeter Reassurance Company, Ltd. (Bermuda)

D.    MetLife Taiwan Insurance Company Limited (Taiwan)

E.    Metropolitan Tower Life Insurance Company (DE)

      1.    TH Tower NGP, LLC (DE)

      2. Partners Tower, L.P. (DE) - a 99% limited partnership interest of Partners Tower, L.P. is held by Metropolitan Tower Life Insurance Company and 1% general partnership interest is held by TH Tower NGP, LLC (DE)

      3.    TH Tower Leasing, LLC (DE)

      4.    MetLife Reinsurance Company of Charleston (SC)

      5.    Entrecap Real Estate II, LLC (DE)

            a)    PREFCO Dix-Huit LLC (CT)

            b)    PREFCO X Holdings LLC (CT)

            c) PREFCO Ten Limited Partnership (CT) - a 99.9% limited partnership interest of PREFCO Ten Limited Partnership is held by Entrecap Real Estate II, LLC and 0.1% general partnership is held by PREFCO X Holdings LLC.

            a)    PREFCO Vingt LLC (CT)

            b) PREFCO Twenty Limited Partnership (CT) - a 99% limited partnership interest of PREFCO Twenty Limited Partnership is held by Entrecap Real Estate II, LLC and 1% general partnership is held by PREFCO Vingt LLC.

     6.     Plaza Drive Properties, LLC (DE)

     7.     MTL Leasing, LLC (DE)

            a)    PREFCO IX Realty LLC (CT)

            b)    PREFCO XIV Holdings LLC (CT)

            c) PREFCO Fourteen Limited Partnership (CT) - a 99.9% limited partnership interest of PREFCO Fourteen Limited Partnership is held by MTL Leasing, LLC and 0.1% general partnership is held by PREFCO XIV Holdings LLC.

F. MetLife Pensiones S.A. (Mexico)- 97.4738% is owned by MetLife, Inc. and 2.5262% is owned by Metropolitan Asset Management Corporation.

G. MetLife Chile Inversiones Limitada (Chile)- 99.9999999% is owned by MetLife, Inc. and 0.0000001% is owned by Natiloportem Holdings, Inc.

      1. MetLife Chile Seguros de Vida S.A. (Chile)- 99.99% is owned by MetLife Chile Inversiones Limitada and 0.01% is owned by MetLife International Holdings, Inc.

            a) MetLife Chile Administradora de Mutuos Hipotecarios S.A. (Chile)- 99.99% is owned by MetLife Chile Seguros de Vida S.A. and 0.01% is owned by MetLife Chile Inversiones Limitada.

H. MetLife Mexico S.A. (Mexico)- 98.70541% is owned by MetLife, Inc., 1.27483% is owned by Metropolitan Asset Management Corporation and 0.01976% is owned by Metlife International Holdings, Inc.

      1. MetLife Afore, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Mexico S.A. (Mexico) and 0.01% is owned by MetLife Pensiones S.A.

            a) Met1 SIEFORE, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Afore, S.A. de C.V. and 0.01% is owned by MetLife Mexico S.A. (Mexico)

            b) Met2 SIEFORE, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Afore, S.A. de C.V. and 0.01% is owned by MetLife Mexico S.A. (Mexico)

            c) Met3 SIEFORE, S.A. de C.V. (Mexico)- 99.9% is owned by MetLife Afore, S.A. de C.V. and 0.01% is owned by MetLife Mexico S.A. (Mexico)

I. MetLife Mexico Servicios, S.A. de C.V. (Mexico)- 98% is owned by MetLife, Inc. and 2% is owned by MetLife International Holdings, Inc.

J.    Metropolitan Life Seguros de Vida S.A. (Uruguay)

K.    MetLife Securities, Inc. (DE)

L.    Enterprise General Insurance Agency, Inc. (DE)

      1.    MetLife General Insurance Agency of Texas, Inc. (DE)

      2.    MetLife General Insurance Agency of Massachusetts, Inc. (MA)

M.    Metropolitan Property and Casualty Insurance Company (RI)

      1.    Metropolitan General Insurance Company (RI)

      2.    Metropolitan Casualty Insurance Company (RI)

      3.    Metropolitan Direct Property and Casualty Insurance Company (RI)

      4.    Met P&C Managing General Agency, Inc. (TX)

      5.    MetLife Auto & Home Insurance Agency, Inc. (RI)

      6.    Metropolitan Group Property and Casualty Insurance Company (RI)

            a)    Metropolitan Reinsurance Company (U.K.) Limited (United
                  Kingdom)

      7.    Metropolitan Lloyds, Inc. (TX)

            a) Metropolitan Lloyds Insurance Company of Texas (TX)- Metropolitan Lloyds Insurance Company of Texas, an affiliated association, provides automobile, homeowner and related insurance for the Texas market. It is an association of individuals designated as underwriters. Metropolitan Lloyds, Inc., a subsidiary of Metropolitan Property and Casualty Insurance Company, serves as the attorney-in-fact and manages the association.

      8.    Economy Fire & Casualty Company (IL)

            a)    Economy Preferred Insurance Company (IL)

            b)    Economy Premier Assurance Company (IL)

N.    Cova Corporation (MO)

      1.    Texas Life Insurance Company (TX)

      2.    Cova Life Management Company (DE)

O.    MetLife Investors Insurance Company (MO)

P.    First MetLife Investors Insurance Company (NY)

Q.    Walnut Street Securities, Inc. (MO)

R.    Newbury Insurance Company, Limited (BERMUDA)

S.    MetLife Investors Group, Inc. (DE)

      1.    MetLife Investors Distribution Company (MO)

      2.    Met Investors Advisory, LLC (DE)

      3.    MetLife Investors Financial Agency, Inc. (TX)

T.    MetLife International Holdings, Inc. (DE)

      1.    MetLife Mexico Cares, S.A. de C.V. (Mexico)

            a)    Fundacion MetLife Mexico, A.C. (Mexico)

      2.    Natiloportem Holdings, Inc. (DE)

            a)    Servicios Administrativos Gen, S.A. de C.V. (Mexico)

                  (1) MLA Comercial, S.A. de C.V. (Mexico) 99% is owned by Servicios Administrativos Gen, S.A. de C.V. and 1% is owned by MetLife Mexico Cares, S.A. de C.V.

                  (2) MLA Servicios, S.A. de C.V. (Mexico) 99% is owned by Servicios Administrativos Gen, S.A. de C.V. and 1% is owned by MetLife Mexico Cares, S.A. de C.V.

      3. MetLife India Insurance Company Private Limited (India)- 26% is owned by MetLife International Holdings, Inc. and 74% is owned by third parties.

      4.    Metropolitan Life Insurance Company of Hong Kong Limited (Hong
            Kong)- 99.99905% is owned by MetLife International Holdings, Inc. and 0.00095% is owned by Natiloporterm Holdings, Inc.

      5. Metropolitan Life Seguros de Retiro S.A. (Argentina)- 95.23% is owned by MetLife International Holdings, Inc. and 4.77% is owned by Natiloportem Holdings, Inc.

      6. Metropolitan Life Seguros de Vida S.A. (Argentina)- 95.2499% is owned by MetLife International Holdings, Inc. and 4.7473% is owned by Natiloportem Holdings, Inc.

      7. MetLife Insurance Company of Korea Limited (South Korea)- 21.22% of MetLife Insurance Company of Korea Limited is owned by MetLife, Mexico, S.A. and 78.78% is owned by Metlife International Holdings, Inc.

      8. Metropolitan Life Seguros e Previdencia Privada S.A. (Brazil)- 74.5485235740% is owned by MetLife International Holdings, Inc. and 25.451476126% is owned by MetLife Worldwide Holdings, Inc. and 0.0000003% is owned by Natiloportem Holdings, Inc.

      9.    MetLife Global, Inc. (DE)

      10. MetLife Administradora de Fundos Multipatrocinados Ltda (Brazil) - 95.4635% is owned by MetLife International Holdings, Inc. and 4.5364% is owned by Natiloportem Holdings, Inc.

      11.   MetLife Insurance Limited (United Kingdom)

      12.   MetLife General Insurance Limited (Australia)

      13.   MetLife Limited (United Kingdom)

      14. MetLife Insurance S.A./NV (Belgium) - 99.9% is owned by MetLife International Holdings, Inc. and 0.1% is owned by third parties.

      15.   MetLife Services Limited (United Kingdom)

      16. Siembra Seguros de Vida S.A. (Argentina) - 97.9327% is owned by MetLife International Holdings, Inc. and 2.0672% is owned by Natiloportem Holdings, Inc.

      17.   MetLife Insurance Limited (Australia)

            a)    MetLife Insurance and Investment Trust (Australia)

            b)    MetLife Investments Pty Limited (Australia)

            c)    MetLife Services (Singapore) PTE Limited (Australia)

      18. Siembra Seguros de Retiro S.A. (Argentina) - 96.8819% is owned by MetLife International Holdings, Inc. and 3.1180% is owned by Natiloportem Holdings, Inc.

      19. Best Market S.A. (Argentina) - 5% of the shares are held by Natiloportem Holdings, Inc. and 94.9999% is owned by MetLife International Holdings Inc.

      20. Compania Previsional MetLife S.A. (Brazil) - 95.4635% is owned by MetLife International Holdings, Inc. and 4.5364% is owned by Natiloportem Holdings, Inc.

           (a) Met AFJP S.A. (Argentina) - 75.4088% of the shares of Met AFJP S.A. are held by Compania Previsional MetLife SA, 19.5912% is owned by Metropolitan Life Seguros de Vida SA, 3.9689% is held by Natiloportem Holdings, Inc. and 1.0310% is held by Metropolitan Life Seguros de Retiro SA.

      21.   MetLife Worldwide Holdings, Inc. (DE)

            a)    MetLife Towarzystwo Ubezpieczen na Zycie Spolka Akcyjna.
                  (Poland)

            b)    MetLife Direct Co., Ltd. (Japan)

            c)    MetLife Fubon Limited (Japan)

U.    Metropolitan Life Insurance Company (NY)

      1.    334 Madison Euro Investments, Inc. (DE)

            a) Park Twenty Three Investments Company (United Kingdom)- 1% voting control of Park Twenty Three Investments Company is held by St. James Fleet Investments Two Limited. 1% of the shares of Park Twenty Three Investments Company is held by Metropolitan Life Insurance Company. 99% is owned by 334 Madison Euro Investment, Inc.

                  (1) Convent Station Euro Investments Four Company (United Kingdom)- 1% voting control of Convent Station Euro Investments Four Company is held by 334 Madison Euro Investments, Inc. as nominee for Park Twenty Three Investments Company. 99% is owned by Park Twenty Three Investments Company.

      2. St. James Fleet Investments Two Limited (Cayman Islands)- 34% of the shares of St. James Fleet Investments Two Limited is held by Metropolitan Life Insurance Company.

      3. One Madison Investments (Cayco) Limited (Cayman Islands)- 10.1% voting control of One Madison Investments (Cayco) Limited is held by Convent Station Euro Investments Four Company. 89.9% of the shares of One Madison Investments (Cayco) Limited is held by Metropolitan Life Insurance Company.

      4. CRB Co, Inc. (MA)- AEW Real Estate Advisors, Inc. holds 49,000 preferred non-voting shares and AEW Advisors, Inc. holds 1,000 preferred non-voting shares of CRB, Co., Inc.

      5.    GA Holding Corp. (MA)

      6.   Thorngate, LLC (DE)

      7.   Alternative Fuel I, LLC (DE)

      8.   Transmountain Land & Livestock Company (MT)

      9.   MetPark Funding, Inc. (DE)

      10.   HPZ Assets LLC (DE)

      11.   Missouri Reinsurance (Barbados), Inc. (Barbados)

      12.   Metropolitan Tower Realty Company, Inc. (DE)

            a)    Midtown Heights, LLC (DE)

      13.   MetLife Real Estate Cayman Company (Cayman Islands)

      14.   Metropolitan Marine Way Investments Limited (Canada)

      15.   MetLife Private Equity Holdings, LLC (DE)

      16.   23rd Street Investments, Inc. (DE)

            a) Mezzanine Investment Limited Partnership-BDR (DE). Metropolitan Life Insurance Company holds a 99% limited partnership interest in Mezzanine Investment Limited Partnership-BDR and 23rd Street Investments, Inc. is a 1% general partner.

            b) Mezzanine Investment Limited Partnership-LG (DE). 23rd Street Investments, Inc. is a 1% general partner of Mezzanine Investment Limited Partnership-LG. Metropolitan Life Insurance Company holds a 99% limited partnership interest in Mezzanine Investment Limited Partnership-LG.

      17.   Metropolitan Realty Management, Inc. (DE)

      18.   Hyatt Legal Plans, Inc. (DE)

            a)    Hyatt Legal Plans of Florida, Inc. (FL)

      19.   MetLife Holdings, Inc. (DE)

            a)    MetLife Credit Corp. (DE)

            b)    MetLife Funding, Inc. (DE)

        20.   Bond Trust Account A (MA)

        21.   Metropolitan Asset Management Corporation (DE)

            a) MetLife Capital Credit L.P. (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc., 9% General Partnership interest is held by Metropolitan Asset Management Corporation and 90% Limited Partnership interest is held by Metropolitan Life Insurance Company.

            b) MetLife Capital Limited Partnership (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc., 78.5% Limited Partnership interest is held by Metropolitan Life Insurance Company and 20.5% Limited Partnership interest is held by Metropolitan Asset Management Corporation.

            c) MetLife Investments Asia Limited (Hong Kong)- One share of MetLife Investments Asia Limited is held by W&C Services, Inc., a nominee of Metropolitan Asset Management Corporation.

            d) MetLife Investments Limited (United Kingdom)- 23rd Street Investments, Inc. holds one share of MetLife Investments Limited.

            e) MetLife Latin America Asesorias e Inversiones Limitada (Chile)- 23rd Street Investments, Inc. holds one share of MetLife Investments Limited and 0.01% of MetLife Latin America Asesorias e Inversiones Limitada.

      22.   New England Life Insurance Company (MA)

            a)    MetLife Advisers, LLC (MA)

            b)    New England Securities Corporation (MA)

            c)    Omega Reinsurance Corporation (AZ)

      23.   GenAmerica Financial, LLC (MO)

            a)    GenAmerica Capital I (DE)

            b)    General American Life Insurance Company (MO)

                  (1)   GenAmerica Management Corporation (MO)

                 (2) Reinsurance Group of America, Incorporated (MO) - 52.8% is owned by General American Life Insurance Company.

                        (a)   Reinsurance Company of Missouri, Incorporated (MO)

                              (i)   Timberlake Financial, L.L.C. (DE)

                                    (A)   Timberlake Reinsurance Company II (SC)

                              (ii)  RGA Reinsurance Company (MO)

                                    (A)   Fairfield Management Group, Inc. (MO)

                                          (aa)  Reinsurance Partners, Inc. (MO)

                        (b)   RGA Worldwide Reinsurance Company, Ltd. (Barbados)

                        (c)   RGA Americas Reinsurance Company, Ltd. (Barbados)

                        (d)   RGA Reinsurance Company (Barbados) Ltd. (Barbados)

                              (i) RGA Financial Group, L.L.C. (DE)- 80% is owned by RGA Reinsurance Company (Barbados) Ltd. RGA Reinsurance Company also owns a 20% non-equity membership in RGA Financial Group, L.L.C.

                        (e)   RGA Life Reinsurance Company of Canada (Canada)

                        (f)   RGA International Corporation (Nova Scotia/Canada)

                        (g)   RGA Holdings Limited (U.K.) (United Kingdom)

                              (i)   RGA UK Services Limited (United Kingdom)

                              (ii)  RGA Capital Limited U.K. (United
                                    Kingdom)

                              (iii) RGA Reinsurance (UK) Limited (United
                                    Kingdom)

                              (iv) RGA Services India Private Limited (India) - Reinsurance Group of America Incorporated owns 99% of RGA Services India Private Limited and RGA Holdings Limited owns 1%.

                        (h)   RGA South African Holdings (Pty) Ltd. (South
                              Africa)

                              (i) RGA Reinsurance Company of South Africa Limited (South Africa)

                        (i)   RGA Australian Holdings PTY Limited (Australia)

                              (i)   RGA Reinsurance Company of Australia
                                    Limited (Australia)

                              (ii)  RGA Asia Pacific PTY, Limited (Australia)

                        (j) General American Argentina Seguros de Vida, S.A. (Argentina) - 95% of General American Argentina Seguros de Vida, S.A. is owned by Reinsurance Group of America, Incorporated and 5% is owned by RGA Reinsurance Company (Barbados) Ltd.

                        (k)   RGA Technology Partners, Inc. (MO)

                        (l)   RGA International Reinsurance Company (Ireland)

                        (m)   RGA Capital Trust I (DE)

                              (i)   RGA Global Reinsurance Company, Ltd.
                                    (Bermuda)

      24.   Corporate Real Estate Holdings, LLC (DE)

      25. Ten Park SPC (CAYMAN ISLANDS ) - 1% voting control of Ten Park SPC is held by Metropolitan Asset Management Corporation

      26.   MetLife Tower Resources Group, Inc. (DE)

      27.   Headland - Pacific Palisades, LLC (CA)

      28. Headland Properties Associates (CA) - 1% is owned by Headland - Pacific Palisades, LLC and 99% is owned by Metropolitan
            Life Insurance Company.

      29.   Krisman, Inc. (MO)

      30.   Special Multi-Asset Receivables Trust (DE)

      31.   White Oak Royalty Company (OK)

      32.   500 Grant Street GP LLC (DE)

      33. 500 Grant Street Associates Limited Partnership (CT) - 99% of 500 Grant Street Associates Limited Partnership is held by Metropolitan Life Insurance Company and 1% by 500 Grant Street GP LLC

      34.   MetLife Canada/MetVie Canada (Canada)

      35.   MetLife Retirement Services LLC (NJ)

            a)   MetLife Investment Funds Services LLC (NJ)

            b)   MetLife Investment Funds Management LLC (NJ)

            c)   MetLife Associates LLC (DE)

      36.   Euro CL Investments LLC (DE)

      37.   MEX DF Properties, LLC (DE)

      38. MSV Irvine Property, LLC (DE) - 4% of MSV Irvine Property, LLC is owned by Metropolitan Tower Realty Company, Inc. and 96% is owned by Metropolitan Life Insurance Company

      39.   MetLife Properties Ventures, LLC (DE)

            a)   Citypoint Holdings II Limited (UK)

      40.   Housing Fund Manager, LLC (DE)

      41. MTC Fund I, LLC (DE) 0.01% of MTC Fund I, LLC is held by Housing Fund Manager, LLC.

V.    MetLife Capital Trust II (DE)

W.    MetLife Capital Trust III (DE)

X. MetLife Insurance Company of Connecticut (Life Department) (Accident Department) (CT) 86.72% is owned by MetLife, Inc. and 13.28% is owned by MetLife Investors Group, Inc.

      1.    440 South LaSalle LLC (DE)

      2. Pilgrim Investments Oakmont Lane, LLC (DE) - 50% is owned by MetLife Insurance Company of Connecticut and 50% is owned by a third party.

      3. Pilgrim Alternative Investments Opportunity Fund I, LLC (DE) - 67% is owned by MetLife Insurance Company of Connecticut, and 33% is owned by third party.

      4.    Pilgrim Alternative Investments Opportunity Fund III Associates, LLC
            (CT) - 67% is owned by MetLife Insurance Company of Connecticut, and 33% is owned by third party.

      5.    Pilgrim Investments Highland Park, LLC (DE)

      6.    Metropolitan Connecticut Properties Ventures, LLC (DE)

      7.    Metropolitan Canadian Property Ventures LLC (NY)

      8.    Euro TI Investments LLC (DE)

      9.    Greenwich Street Investments, LLC (DE)

            a)    Greenwich Street Capital Offshore Fund, Ltd. (Virgin
                  Islands)

            b)    Greenwich Street Investments, L.P. (DE)

      10.   Hollow Creek, L.L.C. (CT)

      11. One Financial Place Corporation (DE) - 100% is owned in the aggregate by MetLife Insurance Company of Connecticut and MetLife Life and Annuity Company of Connecticut.

      12. One Financial Place Holdings, LLC (DE)-100% is owned in the aggregate by MetLife Insurance Company of Connecticut and MetLife Life and Annuity Company of Connecticut.

      13.   Plaza LLC (CT)

            a)    Tower Square Securities, Inc. (CT)

                  1) Tower Square Securities Insurance Agency of New Mexico, Inc. (NM)

                  2)    Tower Square Securities Insurance Agency of
                        Ohio, Inc. (OH) 99% is owned by Tower Square Securities, Inc.

      14.   TIC European Real Estate LP, LLC (DE)

      15.   MetLife European Holdings, Inc. (UK)

            a) MetLife Europe Limited (IRELAND)

               (i) MetLife Pensions Trustees Limited (UK)

            b) MetLife Assurance Limited (UK)

      16.   Travelers European Investments LLC (CT)

      17.   Travelers International Investments Ltd. (Cayman Islands)

      18.   MetLife Life and Annuity Company of Connecticut (CT)

            a)    Euro TL Investments LLC (DE)

      19.   TLA Holdings LLC (DE)

            a)    The Prospect Company (DE)

                  1)    Panther Valley, Inc. (NJ)

      20. TRAL & Co. (CT) - TRAL & Co. is a general partnership. Its partners are MetLife Insurance Company of Connecticut and MetLife Life and Annuity Company of Connecticut.

      21.   Tribeca Distressed Securities L.L.C. (DE)

      22.   MetLife Investors USA Insurance Comapny (DE)

      23.   MetLife Property Ventures Canada ULC (Canada)

Y.    MetLife Reinsurance Company of South Carolina (SC)

Z.    MetLife Investment Advisors Company, LLC (DE)

AA.   MetLife Standby I, LLC (DE)

      1.   MetLife Exchange Trust I (DE)

BB.   MetLife Services and Solutions, LLC (DE)

      1.   MetLife Solutions Pte. Ltd. (Singapore)

           (i)   MetLife Services East Private Limited (India)

CC.   Soap Acquisition Corporation (NY)

The voting securities (excluding directors' qualifying shares, if any) of each subsidiary shown on the organizational chart are 100% owned by their respective parent corporation, unless otherwise indicated.

In addition to the entities shown on the organizational chart, MetLife, Inc. (or where indicated, a subsidiary) also owns interests in the following entities:

1) Metropolitan Life Insurance Company owns varying interests in certain mutual funds distributed by its affiliates. These ownership interests are generally expected to decrease as shares of the funds are purchased by unaffiliated investors.

2) Metropolitan Life Insurance Company indirectly owns 100% of the non-voting preferred stock of Nathan and Lewis Associates Ohio, Incorporated, an insurance agency. 100% of the voting common stock of this company is held by an individual who has agreed to vote such shares at the direction of N.L. HOLDING CORP. (DEL), a direct wholly owned subsidiary of MetLife, Inc.

3) Mezzanine Investment Limited Partnerships ("MILPs"), Delaware limited partnerships, are investment vehicles through which investments in certain entities are held. A wholly owned subsidiary of Metropolitan Life Insurance Company serves as the general partner of the limited partnerships and Metropolitan Life Insurance Company directly owns a 99% limited partnership interest in each MILP. The MILPs have various ownership and/or debt interests in certain companies.

4) The Metropolitan Money Market Pool and MetLife Intermediate Income Pool are pass-through investment pools, of which Metropolitan Life Insurance Company and/or its subsidiaries and/or affiliates are general partners.

NOTE: THE METLIFE, INC. ORGANIZATIONAL CHART DOES NOT INCLUDE REAL ESTATE JOINT VENTURES AND PARTNERSHIPS OF WHICH METLIFE, INC. AND/OR ITS SUBSIDIARIES IS AN INVESTMENT PARTNER. IN ADDITION, CERTAIN INACTIVE SUBSIDIARIES HAVE ALSO BEEN OMITTED.

                                        7

ITEM 27. NUMBER OF CONTRACT OWNERS

As of October 31, 2007, there were 3,078 qualified contracts and 5,537 non-qualified contracts of Vintage XTRA Annuity; there were 1,247 qualified contracts and 776 non-qualified contracts of Portfolio Architect XTRA; and there were 588 qualified contracts and 834 non-qualified contracts of Vintage XTRA-Series II offered by the Registrant.

ITEM 28. INDEMNIFICATION

The Depositor's parent, MetLife, Inc. has secured a Financial Institutions Bond in the amount of $50,000,000, subject to a $5,000,000 deductible. MetLife, Inc. also maintains a Directors and Officers Liability and Corporate Reimbursement Insurance Policy with limits of $400 million under which the Depositor and MetLife Investors Distribution Company, the Registrant's underwriter (the "Underwriter"), as well as certain other subsidiaries of MetLife are covered. A provision in MetLife, Inc.'s by-laws provides for the indemnification (under certain circumstances) of individuals serving as directors or officers of certain organizations, including the Depositor and the Underwriter.

Sections 33-770 to 33-778, inclusive of the Connecticut General Statutes ("C.G.S.") regarding indemnification of directors and officers of Connecticut corporations provides in general that Connecticut corporations shall indemnify their officers, directors and certain other defined individuals against judgments, fines, penalties, amounts paid in settlement and reasonable expenses actually incurred in connection with proceedings against the corporation. The corporation's obligation to provide such indemnification generally does not apply unless (1) the individual is wholly successful on the merits in the defense of any such proceeding; or (2) a determination is made (by persons specified in the statute) that the individual acted in good faith and in the best interests of the corporation and in all other cases, his conduct was at least not opposed to the best interests of the corporation, and in a criminal case he had no reasonable cause to believe his conduct was unlawful; or (3) the court, upon application by the individual, determines in view of all of the circumstances that such person is fairly and reasonably entitled to be indemnified, and then for such amount as the court shall determine. With respect to proceedings brought by or in the right of the corporation, the statute provides that the corporation shall indemnify its officers, directors and certain other defined individuals, against reasonable expenses actually incurred by them in connection with such proceedings, subject to certain limitations.

C.G.S. Section 33-778 provides an exclusive remedy; a Connecticut corporation cannot indemnify a director or officer to an extent either greater or less than that authorized by the statute, e.g., pursuant to its certificate of incorporation, by-laws, or any separate contractual arrangement. However, the statute does specifically authorize a corporation to procure indemnification insurance to provide greater indemnification rights. The premiums for such insurance may be shared with the insured individuals on an agreed basis.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 29. PRINCIPAL UNDERWRITER

(a)  MetLife Investors Distribution Company
     5 Park Plaza, Suite 1900
     Irvine, CA 92614

     MetLife Investors Distribution Company also serves as principal underwriter and distributor for the following investment companies (other than the Registrant):

MetLife of CT  Fund U for Variable Annuities

MetLife of CT  Fund BD for Variable Annuities

MetLife of CT  Fund BD II for Variable Annuities

MetLife of CT  Fund BD III for Variable Annuities

MetLife of CT  Fund BD IV for Variable Annuities

MetLife of CT  Fund ABD for Variable Annuities

MetLife of CT  Fund ABD II for Variable Annuities

MetLife of CT  Separate Account PF for Variable Annuities

MetLife of CT  Separate Account PF II for Variable Annuities

MetLife of CT  Separate Account QP for Variable Annuities

MetLife of CT  Separate Account QPN for Variable Annuities

MetLife of CT  Separate Account TM for Variable Annuities

MetLife of CT  Separate Account TM II for Variable Annuities

MetLife of CT  Separate Account Five for Variable Annuities

MetLife of CT  Separate Account Six for Variable Annuities

MetLife of CT  Separate Account Seven for Variable Annuities

MetLife of CT  Separate Account Eight for Variable Annuities

MetLife of CT  Separate Account Nine for Variable Annuities

MetLife of CT  Separate Account Ten for Variable Annuities

MetLife of CT  Fund UL for Variable Life Insurance,

MetLife of CT  Fund UL II for Variable Life Insurance

MetLife of CT  Fund UL III for Variable Life Insurance

MetLife of CT  Variable Life Insurance Separate Account One

MetLife of CT  Variable Life Insurance Separate Account Two

MetLife of CT  Variable Life Insurance Separate Account Three

Metropolitan Life Variable Annuity Separate Account I

Metropolitan Life Variable Annuity Separate Account II

MetLife of CT  Separate Account Eleven for Variable Annuities

MetLife of CT  Separate Account Twelve for Variable Annuities

MetLife of CT  Separate Account Thirteen for Variable Annuities

MetLife of CT  Separate Account Fourteen for Variable Annuities

MetLife Insurance Company of Connecticut Variable Annuity Separate Account 2002

MetLife Life and Annuity Company of Connecticut Variable Annuity Separate Account 2002

Met Investors Series Trust

MetLife Investors Variable Annuity Account One

MetLife Investors Variable Annuity Account Five

MetLife Investors Variable Life Account One

MetLife Investors Variable Life Account Five

MetLife Investors USA Separate Account A

MetLife Investors USA Variable Life Account A

First MetLife Investors Variable Annuity Account One

General American Separate Account Eleven

General American Separate Account Twenty-Eight

General American Separate Account Twenty-Nine

General American Separate Account Two

Security Equity Separate Account Twenty-Six

Security Equity Separate Account Twenty-Seven

Metropolitan Life Separate Account E

Metropolitan Life Separate Account UL

Metropolitan Tower Life Separate Account One

Metropolitan Tower Life Separate Account Two

Paragon Separate Account A

Paragon Separate Account B

Paragon Separate Account C

Paragon Separate Account D
Metropolitan Series Fund, Inc.

(b) MetLife Investors Distribution Company is the principal underwriter for the Contracts. The following persons are officers and managers of MetLife Investors Distribution Company. The principal business address for MetLife Investors Distribution Company is 5 Park Plaza, Suite 1900, Irvine, CA 92614.

NAME AND PRINCIPAL           POSITIONS AND OFFICES
BUSINESS ADDRESS             WITH UNDERWRITER
--------------------------   ---------------------------------------------------------------------
Michael K. Farrell           Director
10 Park Avenue
Morristown, NJ 07962

Craig W. Markham             Director and Vice President
13045 Tesson Ferry Road
St. Louis, MO 63128

William J. Toppeta           Director
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Paul A. Sylvester            President, National Sales Manager- Annuities & LTC
10 Park Avenue
Morristown, NJ 07962

Elizabeth M. Forget          Executive Vice President, Investment Fund Management & Marketing
260 Madison Avenue
New York, NY 10016

Paul A. LaPiana              Executive Vice President, National Sales Manager-Life
5 Park Plaza
Suite 1900
Irvine, CA 92614

Richard C. Pearson           Executive Vice President, General Counsel and Secretary
5 Park Plaza
Suite 1900
Irvine, CA 92614

Andrew Aiello                Senior Vice President, Channel Head-National Accounts
5 Park Plaza
Suite 1900
Irvine, CA 92614

Jeffrey A. Barker            Senior Vice President, Channel Head-Independent Accounts
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101


NAME AND PRINCIPAL           POSITIONS AND OFFICES
BUSINESS ADDRESS             WITH UNDERWRITER
--------------------------   ---------------------------------------------------------------------
Douglas P. Rodgers           Senior Vice President, Channel Head-LTC
10 Park Avenue
Morristown, NJ 07962

Myrna F. Solomon             Senior Vice President, Channel Head-Banks
501 Boylston Street
Boston, MA 02116

Leslie Sutherland            Senior Vice President, Channel Head-Broker/Dealers
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Edward C. Wilson             Senior Vice President, Channel Head-Wirehouse
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Curtis Wohlers               Senior Vice President, Channel Head-Planners
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Jay S. Kaduson               Senior Vice President
10 Park Avenue
Morristown, NJ 07962

Eric T. Steigerwalt          Treasurer
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Peter Gruppuso               Vice President, Chief Financial Officer
485-E US Highway 1 South
Iselin, NJ 08830

Debora L. Buffington         Vice President, Director of Compliance
5 Park Plaza
Suite 1900
Irvine, CA 92614

David DeCarlo                Vice President
5 Park Plaza
Suite 1900
Irvine, CA 92614

Charles M. Deuth             Vice President, National Accounts
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Paul M. Kos                  Vice President
5 Park Plaza
Suite 1900
Irvine, CA 92614

Deron J. Richens             Vice President
5 Park Plaza
Suite 1900
Irvine, CA 92614

Cathy Sturdivant             Vice President
5 Park Plaza
Suite 1900
Irvine, CA 92614

Paulina Vakouros             Vice President
260 Madison Avenue
New York, NY 10016

(c) Compensation from the Registrant. The following commissions and other compensation were received by the Distributor, directly or indirectly, from the Registrant during the Registrant's last fiscal year:

                                                   (2)
                                                   NET
                    (1)                        UNDERWRITING         (3)              (4)              (5)
             NAME OF PRINCIPAL                DISCOUNTS AND   COMPENSATION ON     BROKERAGE          OTHER
                UNDERWRITER                    COMMISSIONS       REDEMPTION      COMMISSIONS      COMPENSATION
             -----------------               ---------------  ---------------  ---------------  ---------------
MetLife Investors Distribution Company.....    $62,664,479           $0               $0               $0



ITEM 30. LOCATION OF ACCOUNTS AND RECORDS

     (1)
     One Cityplace
     Hartford, Connecticut 06103-3415

ITEM 31. MANAGEMENT SERVICES

Not Applicable.

ITEM 32. UNDERTAKINGS

The undersigned Registrant hereby undertakes:

(a) To file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen months old for so long as payments under the variable annuity contracts may be accepted;

(b) To include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information; and

(c) To deliver with any Statement of Additional Information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request.

The MetLife Insurance Company of Connecticut hereby represents:

(a) That the aggregate charges under the Contracts of the Registrant described herein are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by MetLife Insurance Company of Connecticut.

                                   SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of Morristown, and State of New Jersey, on this 7th day of December 2007.

                 METLIFE OF CT FUND BD IV FOR VARIABLE ANNUITIES
                                  (Registrant)

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                                   (Depositor)

                                        By:      /s/ MICHAEL K. FARRELL
                                            ------------------------------------
                                                Michael K. Farrell, President

As required by the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on the 7th day of December 2007.



          /s/ *MICHAEL K. FARRELL                   President and Director
-----------------------------------------------
              (Michael K. Farrell)

           /s/ *STANLEY J. TALBI                    Executive Vice President and Chief Financial
-----------------------------------------------        Officer
               (Stanley J. Talbi)

       /s/ *JOSEPH J. PROCHASKA, JR.                Executive Vice President and Chief
-----------------------------------------------        Accounting Officer
           (Joseph J. Prochaska, Jr.)

          /s/ *WILLIAM J. MULLANEY                  Director
-----------------------------------------------
             (William J. Mullaney)

             /s/ *LISA M. WEBER                     Director
-----------------------------------------------
                (Lisa M. Weber)



                                        By:       /s/ MICHELE H. ABATE
                                            ------------------------------------
                                             Michele H. Abate, Attorney-in-Fact

-------

   * MetLife Insurance Company of Connecticut. Executed by Michele H. Abate on behalf of those indicated pursuant to powers of attorney filed herewith.

                                  EXHIBIT INDEX

1(b)   Resolution of Board of Directors of MetLife Insurance Company of
       Connecticut

4(d)   Merger Endorsement

9      Opinion of Counsel

10     Consent of Deloitte & Touche LLP, Independent Registered Public
       Accounting Firm

13     Powers of Attorney